Form 20-F
period 2002-12-31
TELEFONICA HOLDING OF ARGENTINA INC
filed 2003-06-27
CIK 1054265

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
 THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
 THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2002

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
 THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 001-14828

TELEFÓNICA HOLDING DE ARGENTINA S.A.

(Exact name of Registrant as specified in its charter)

Telefónica Holding of Argentina Inc.

(Translation of Registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Avenida Ingeniero Huergo 723

(C1107AOH) Buenos Aires, Argentina

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

9.75% Series B Notes due 2007

The number of outstanding shares of each of the classes of capital or common stock of the registrant as of the close of the period covered by the annual report:

30,427,328 Class A Ordinary Shares, par value Ps.1.00 per share

374,302,032 Class B Ordinary Shares, par value Ps.1.00 per share

Indication by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days:

Yes X	No

Indication by check mark which financial statement item the registrant has elected to follow:

Item 17	Item 18 X

i

FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. Certain information included in this annual report on Form 20-F (“Annual Report”) contains information that is forward-looking and based largely on the expectations of Telefónica Holding de Argentina S.A. (“Holding” or “we” or “us”). Such forward-looking information is subject to risks and uncertainties that could significantly affect both our expectations and actual results. Actual results could differ materially from these forward-looking statements as a result of foreseen and unforeseen factors. There can be no assurance that events anticipated in any forward-looking statement will occur. Some of these forward-looking statements include forward-looking phrases such as “anticipates”, “believes”, “could”, “estimates”, “expects”, “foresees”, “intends”, “may”, “should” or “will continue”, or similar expressions or the negatives thereof or other variations on these expressions, or similar terminology, or discussions of strategy, plans or intentions. These statements also include descriptions in connection with, among other things:

•	our, Compañía Internacional de Telecomunicaciones S.A.’s (“Cointel”) and Telefónica de Argentina S.A.’s (“Telefónica Argentina”) ability to remain as going concerns and remain solvent;

•	the renegotiation of the Management Contract;

•	the renegotiation of Telefónica Argentina’s tariffs with the Argentine government;

•	anticipated revenues, capital expenditures, future cash flows and financing requirements;

•	the economic and political developments in Argentina (including the effects of the devaluation);

•	the effect of inflation and currency volatility on our, Cointel’s and Telefónica Argentina’s financial condition and results of operations;

•	the exchange offer of Telefónica Argentina’s and Cointel’s financial debt;

•	the implementation of our business strategy;

•	descriptions of Telefónica Argentina’s new services and anticipated demand for services and other changes in rates and tariff regulations and charges for telecommunication services;

•	descriptions of the expected effects of Telefónica Argentina’s competitive strategies and descriptions of the effect of the liberalization of the Argentine telecommunications industry; and

•	The impact of actions taken by Telefónica Argentina’s competitors and other third parties, including courts and other governmental authorities.

Such statements reflect our current views regarding future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements that forward-looking statements may express or imply, for example:

•	the economic and political instability of Argentina;

•	the Argentine government’s insolvency;

•	changes in inflation;

•	the devaluation and volatility of the Argentine peso;

•	changes in financial and telecommunications regulation;

•	revocation of Telefónica Argentina’s license to provide telecommunications services;

•	Our, Cointel’s and Telefónica Argentina’s ability to successfully refinance our and their financial obligations on or before they become due; and

•	the outcome of pending legal claims against Telefónica Argentina.

•	the continuity and future level of the income amounts, to accrue or cash flow under our agreement with Telefónica, S.A.-Argentina Branch (“TESA Arg.”).

Some of these factors are discussed in more detail in this Annual Report, including under Item 3: “Key Information—Risk Factors”, Item 4: “Information on the Company” and Item 5: “Operating and Financial Review and Prospects”. If one or more of these risks or uncertainties affects future events and circumstances, or if underlying assumptions did not materialize, actual results may vary materially from those described in this Annual Report as anticipated, believed, estimated or expected. We have no plans to update any industry information or forward-looking statements set out in this Annual Report and have no obligation to update any such statements.

This Form 20-F contains:

(1)	audited financial statements and notes thereto of Holding as of December 31, 2002 and 2001 and for the fiscal years then ended, and audited consolidated statements of operations and notes thereto of Holding for the fiscal year ended December 31, 2000 (the “Holding Annual Financial Statements”);

(2)	audited consolidated financial statements and notes thereto of our 50% owned company Cointel as of December 31, 2002 and 2001 (unaudited) and as of September 30, 2002 and for the three-month fiscal year ended December 31, 2002, the three-month period ended December 31, 2001 (unaudited ) and the fiscal years ended September 30, 2002, 2001 and 2000 (the “Cointel Financial Statements”); and

(3)	audited consolidated financial statements and notes thereto for Atlántida Comunicaciones S.A. as of December 31, 2000 and for the fiscal years ended December 31, 2000 and 1999 are incorporated by reference from our annual report on Form 20-F for the year ended December 31, 2001 filed with the Securities and Exchange Commission.

For the reasons explained in Item 5: “Operating and Financial Review and Prospects—Financial Periods Covered”, our Financial Statements for fiscal years 2001 and 2000, until the fiscal year ended December 31, 2001 were prepared using the financial statements of certain of it controlled companies and joint venture companies (including Cointel’s) for a period of equal length ended on a date three months earlier, adjusted, if applicable, for any significant events that took place during the three-month lag period. Additionally, as of December 31, 2002 and 2001, we decided to value our investment in AC Inversora S.A. (“ACISA”) at nil, in order to adjust the amount at which such investment is carried on our books to its recoverable value pursuant to information available as of each balance sheet dates. On the basis of financial information available as of December 31, 2002 and 2001, Atlántida Comunicaciones S.A. (“Atco”) shareholders’ equity was negative. Given that we are under no obligation to make capital contributions to Atco for the purpose of restoring the latter’s negative shareholders’ equity, we have valued our investment in Atco by the equity method up to the limit of the committed contributions, value as of December 31, 2002 and 2001. See note 2.6 to the Holding Annual Financial Statements.

We and each of our joint venture companies prepare our and its financial statements in accordance with generally accepted accounting principles in Argentina (“Argentine GAAP”), which differ in certain significant respects from generally accepted accounting principles in the United States (“U.S. GAAP”). See note 17 to the Holding Annual Financial Statements and Note 18 to the Cointel Financial Statements, each of which are included herein beginning on page F-1 of this Annual Report.

PRESENTATION OF FINANCIAL INFORMATION

The financial statements are set forth on pages F-2 through F-176 of this Annual Report. The audited consolidated financial statements and notes thereto for Atco as of December 31, 2000 and for the fiscal years ended December 31, 2000 and 1999 are incorporated by reference from our annual report on Form 20-F for the year ended December 31, 2001 filed with the Securities and Exchange Commission.

Pistrelli, Díaz y Asociados, Member Firm of Andersen (“Pistrelli”), was engaged as our independent financial auditors until we replaced them with Deloitte & Co. SRL (“Deloitte”), Member Firm of Deloitte Touche Tohmatsu, on June 30, 2002. This decision was ratified at our shareholders’ meeting on April 22, 2003. Andersen ceased practicing before the SEC on August 31, 2002. Our financial statements included in this Annual Report, other than our financial statements for the fiscal year ended December 31, 2002 which were audited by Deloitte, were audited by Pistrelli and have not been reaudited. Deloitte’s audit report dated February 21, 2003 and Pistrelli’s audit report dated February 26, 2002 are included in this Annual Report.

In this Annual Report, references to “$”, “U.S.$”, “U.S. dollars” and “dollars” are to United States dollars and references to “Ps.” or “pesos” are to Argentine pesos. References to euros or “€” are to the currency of the European Economic and Monetary Union. Percentages and some currency amounts in this Annual Report were rounded for ease of presentation.

Unless otherwise indicated, our balance sheets and income statements use the exchange rate as of each relevant date or period-end quoted by Banco de la Nación Argentina (“Banco Nación”). In the case of U.S. dollars, the Banco Nación quotes for such exchange rates were Ps.1.00 per U.S.$1.00 until December 23, 2001. From December 24, 2001 to January 10, 2002, the exchange market was officially suspended. On January 10, 2002, the Argentine government established a dual exchange rate system. The exchange rate in the free market began to float for the first time since April 1991. On January 10, 2002 the free market rate was Ps.1.70 per U.S.$1.00 while the official market rate was Ps.1.40 per U.S.$1.00. On February 8, 2002, the Argentine government repealed the dual exchange rate and since February 11, 2002, Argentina has had one freely floating exchange rate for all transactions. As of December 31, 2002, the only exchange market available was the free market and the quotation was approximately Ps.3.37 per U.S.$1.00 and as of June 23, 2003, the exchange rate was Ps.2.79 per U.S.$1.00. The reader should not construe the translation of currency amounts in this Annual Report to be representations that the peso amounts actually represent U.S. dollar amounts or that any person could convert the peso amounts into U.S. dollars at the rate indicated or at any other exchange rate. See Item 3: “Key Information—Selected Financial Data—Exchange Rate Information” and Item 8: “Financial Information—Significant Changes” for information regarding recent developments in exchange rates.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

Introduction

We are a holding company primarily engaged through joint venture companies in the telecommunications business (“Telecommunications Business”) and the media business (the “Media Business”) in Argentina. We control our joint venture companies, Cointel and Telefónica Argentina jointly with Telefónica Internacional S.A. and TIHBV (together with us, the “TISA Group”). Additionally, we own interests in Atco and ACISA as passive investments, along with other partners that are affiliates of Telefónica.

A.	Selected Financial Data

The financial information set forth below should be read in conjunction with, and is qualified in its entirety by reference to the Holding Annual Financial Statements, the Cointel Financial Statements and Item 5: “Operating and Financial Review and Prospects” included in this Annual Report.

Our balance sheet as of December 31, 2002 and 2001 and the statements of operations information relating to our fiscal years ended December 31, 2002, 2001 and 2000 set forth below have been derived from the Holding Annual Financial Statements. Our consolidated balance sheet data as of December 31, 2000, 1999 and 1998, and the consolidated financial data relating to our fiscal years ended December 31, 1999 and 1998, set forth below have been derived from Holding’s audited financial statements as of and for the fiscal years ended on those dates, which have not been included herein.

We maintain our financial books and records and publish our financial statements in pesos and prepare our financial statements to conform to the current National Securities Commission (“CNV”) accounting regulations (See Note 2.4 to the Holding Annual Financial Statements). Those principles do not differ in material respects for us from Argentine GAAP. Argentine GAAP differs from U.S. GAAP. Note 17 to the Holding Annual Financial Statements provides a summary between Argentine GAAP and U.S. GAAP as they relate to us, including the impact of such differences on our net loss and shareholders’ equity.

The Holding Financial Statements as of December 31, 2002 have been prepared assuming that we will continue as a going concern. As discussed in Note 11.3.c to the Holding Annual Financial Statements, as of December 31, 2002 our current assets in foreign currency are lower than our current liabilities in foreign currency, and it is uncertain whether we will obtain refinancing or additional credit lines to be able to pay our current debt or whether the Central Bank will authorize us to make transfers abroad to pay foreign creditors when required. Also, our indirect equity interest in the booked amount of fixed assets corresponding to the telecommunications business and the minimum presumed income tax credit of Telefónica Argentina and our direct equity interest of the booked amount of Cointel’s goodwill related to its investment in Telefónica Argentina, a consolidated subsidiary of Cointel, and our booked amount of goodwill related to our investment in Cointel may be negatively affected by the outcome of the tariff renegotiation between Telefónica Argentina and the Argentine government as a result of the impact in our results of operations. In addition, the Company cannot ensure the continuity or future level of the income amounts to accrue or cash flow under its agreement with TESA Arg. beyond April 30, 2003, as it depends on Telefónica exercising the option of extending the management agreement and agreeing upon the percentage fees with Telefónica Argentina. These situations give rise to substantial doubt about our ability to continue as a going concern. Our plans concerning these matters are also described in Notes 5.1.a, and 11.3.a to the Holding Annual Financial Statements. The financial statements as of December 31, 2002 do not include any adjustments or reclassifications that might result from the outcome of these uncertainties.

On May 6, 2003, the Central Bank lifted most of the restrictions on the transfer of funds abroad. Accordingly, the uncertainty related to obtaining authorization from the Central Bank for transfers abroad no longer applies.

As of December 31, 2002, we carry accumulated losses amounting to Ps.2,158 million and negative shareholders’ equity amounting to Ps.1,010 million. Due to such situation, we are under the conditions for dissolution due to the loss of our capital stock set forth in item 5 of Section 94 of the Ley de Sociedades Comerciales, No. 19,550 (“LSC”). However, Decree No. 1,269/02 dated July 16, 2002 suspended the enforcement of item 5 of Section 94 of the LSC until December 10, 2003. We cannot provide any assurance that, should the situation of negative shareholders’ equity remain unchanged beyond the above-mentioned date, our shareholders would decide to recapitalize us nor that we, consequently, would be able to maintain the ordinary development of our operations.

Our investment in Cointel as of December 31, 2002, is valued by the equity method of accounting, calculated taking into account Cointel’s shareholders’ equity after deducting Cointel’s preferred stock and unsettled accumulated preferred dividends, using the financial statements of Cointel as of December 31, 2002, stated in constant pesos as of December 31, 2002. The investment in Cointel as of December 31, 2001, is valued by the equity method of accounting, calculated taking into account Cointel’s shareholders’ equity after deducting Cointel’s preferred stock and unsettled accumulated preferred dividends, calculated using the financial statements of Cointel as of September 30, 2001, stated in constant pesos as of December 31, 2002, adjusted, if applicable, for significant events occurred during the fourth quarter of 2001. In the first quarter of 2002, we eliminated the three-month lag in computing our participation in Cointel’s equity that existed through the previous fiscal year. The effect of the elimination of the three-month lag and the above-mentioned alignment of periods gave rise to a Ps.41 million (in constant pesos as of December 31, 2002) decrease in unappropriated losses as of December 31, 2002, related to the loss on equity investment in Cointel during the fourth quarter 2001. Consequently, the loss on equity investment in the statements of operations includes the loss with regards to Cointel for a twelve-month period in each year. Cointel’s consolidated financial information relating to the three month fiscal year ended December 31, 2002, and the fiscal years ended September 30, 2002, 2001, 2000, 1999 and for the nine month fiscal year ended September 30, 1998 set forth below have been derived from the Cointel Financial Statements.

The effective date of Telefónica Argentina’s Reorganization Transactions (as defined and described in Item 4: “Information on the Company—History and Development of the Company—Telefónica Argentina’s Reorganization”) was February 1, 2001. As a result, the consolidated balance sheets of Cointel at December 31, 2002 and 2001 included in the Cointel Annual Financial Statements do not include the assets and liabilities of Telefónica Argentina’s spun-off businesses.

Following Cointel and Telefónica Argentina’s policy to present its interest in the income (loss) from companies in which they have control or joint control and taking into account the effects of the Reorganization Transactions, the Cointel consolidated income statements for the years ended December 31, 2002, 2001, 2000 and 1999 include:

(1)	the income (loss) from the businesses that were spun off, either from Telefónica Argentina, or from companies over which Telefónica Argentina exercised control or joint control until the spin-off, in the line “Net income (loss) of Telefónica Argentina’s spun-off businesses”;

(2)	the income (loss) from businesses merged into Telefónica Argentina belonging to companies in which Telefónica Argentina had control or joint control before the merger described in Item 4: “Information on the Company—History and Development of the Company”, for years prior to such merger, is incorporated line-by-line; and

(3)	the income (loss) from Telefónica Argentina’s interests held in E-Commerce Latina S.A. in the line “Income (loss) from long-term investments” is not incorporated line-by-line because in the opinion of Telefónica Argentina’s management the income from this company is not material to its income (loss).

Cointel and Telefónica Argentina have not applied the policy described in point (1) to balance sheet figures for 1999 and 1998 and income statement and cash flow figures of 1998. Cointel and Telefónica Argentina present these figures as originally reported in previous annual reports on Form 20-F restated in constant pesos as of December 31, 2002. See Notes 2.4, 2.10 and 4.2 to the Cointel Financial Statements.

Our financial statements included the effects of inflation through August 31, 1995, utilizing the inflation restatement methodology established in Technical Resolution No. 6 of the Federación Argentina de Consejos Profesionales de Ciencias Económicas, the Argentine Federation of Professional Councils in Economic Sciences (“FACPCE”). On August 22, 1995, the Argentine government issued Decree 316/95 discontinuing the requirement that financial information be restated for inflation for any date or period after August 31, 1995. Effective September 1, 1995, as required by rules issued by the CNV, we discontinued the restatement methodology, maintaining the effects of inflation accounted for in the prior periods.

As a result of the new inflationary environment in Argentina (there was an increase in the applicable index for restatement of financial statements (wholesale prices) of 118.2% in the period January through December

31, 2002) and the conditions created by the Public Emergency Law No. 25,561, Ley de Emergencia Pública y Reforma del Régimen Cambiario (the “Public Emergency Law”), the Professional Council of Economic Sciences of the City of Buenos Aires (the “CPCECABA”), approved on March 6, 2002 Resolution Mesa Directiva (“MD”) No. 3/2002 applicable to financial statements for fiscal years or interim periods ending on or after March 31, 2002 requiring the reinstatement of inflation accounting in financial statements in accordance with the guidelines contained in Technical Resolution No. 6 with the changes recently incorporated by Technical Resolution No. 19 issued by the FACPCE adopted by Resolution Consejo Directivo (“CD”) No. 262/01 of the CPCECABA, and provides that all recorded amounts restated by changes in the general purchasing power through August 31, 1995, as well as those arising between that date and December 31, 2001 are considered to be stated in constant currency as of December 31, 2001 (the stability period).

On July 16, 2002, the Argentine government issued Decree 1,269/02 repealing Decree 316/95, instructing the CNV, among others, to issue the necessary regulations for the acceptance of balance sheets or financial statements prepared in constant currency. On July 25, 2002, under Resolution No. 415/02, the CNV reinstated the requirement to submit financial statements in constant currency.

As required by Decree 316/95, our financial statements for the fiscal years ended December 31, 2001, 2000, 1999 and 1998 were not restated to reflect changes in the Argentine wholesale price index published by the Instituto Nacional de Estadísticas y Censos, the Argentine Institute of Statistics and Census (“INDEC”) corresponding to periods between September 1995 and December 2001. However, for comparative purposes, figures presented in this Annual Report corresponding to our balance sheets as of December 31, 2001, 2000, 1999 and 1998 and income statement and cash flow data for the fiscal years ended December 31, 2001, 2000, 1999 and 1998 are restated for inflation from January 1, 2002 to December 31, 2002 of 118.2% based on the wholesale price index. See Note 2.3 to the Holding Annual Financial Statements.

On March 25, 2003, Decree 664/03 rescinded the requirement that financial statements be prepared in constant currency, effective for financial statements issued in future periods. On April 8, 2003, the CNV issued Resolution 441/03 discontinuing inflation accounting as of March 1, 2003.

According to generally accepted accounting principles applied by Telefónica, S.A. (“Telefónica”), for purposes of its consolidated financial statements for its own financial reporting, Argentina did not meet the definition of a highly inflationary economy in 2002. Therefore, Telefónica incorporates, for consolidation purposes, our, Cointel’s and Telefónica Argentina’s balances without computing any inflation adjustments for the inflation experienced during 2002. In line with this, and for our own U.S. GAAP reconciliation, we have elected not to use the alternative of maintaining the 2002 inflation adjustment that the Securities and Exchange Commission permits for countries such as Argentina, where local GAAP continues to require price-level adjustments. Therefore, we have included in our U.S. GAAP reconciliation an adjustment eliminating the effects of the restatement computed under Argentine GAAP for inflation during the fiscal year ended December 31, 2002.

The Professional Council of Economic Sciences of the City of Buenos Aires (CPCECABA) has approved new professional accounting principles mandatorily effective for fiscal years beginning on or after July 1, 2002 with the possibility of early adoption as allowed by the CPCECABA and CNV. As described in Note 2.4 to Cointel’s Consolidated Ffinancial Sstatements as of December 31, 2002, those financial statements have been prepared in accordance with Argentine GAAP applicable to consolidated financial statements in accordance with the requirements of the CNV, giving effect to the new professional accounting principles to all the periods there covered for comparative purposes. Therefore, Cointel’s consolidated financial statements as of and for the unaudited three-month period ended December 31, 2001 and for the audited fiscal years ended September 30, 2002, 2001 and 2000 were restated by it to give effect to those principle modifications mandatory as of December 31, 2002. Our financial statements and, our and Cointel’s Selected Consolidated Financial Data and Item 5: “Operating and Financial Review and Prospects” have been prepared in accordance with prior professional accounting principles, which in turn were in effect for us.

OUR SELECTED CONSOLIDATED FINANCIAL INFORMATION

	Fiscal Year Ended December 31,
	2002		2001(1)		2000(1)	1999	1998
	(in millions of constant of December 31, 2002 pesos, except for number of common shares and per shares amounts unless otherwise indicated)
Argentine GAAP:
Operation Statements Data
Equity interests in related parties and subsidiaries(2)	(1,249)		(47)		(235)	46	277
Other income relating to equity interests in related parties and fees for services provided, net	57		115		144	155	131
General and administrative expenses	(4)		(9)		(35)	(55)	(35)
Special compensation plans for executive officers(3)	—		—		—	(2)	(20)
Tax on minimum presumed income unrecoverable VAT and other taxes	(9)		(1)		(6)	(7)	(7)
Amortization of intangible assets and deferred charges	(39)		(41)		(98)	(94)	(87)
Gains (losses) from dispositions of ownership interests in related parties, net(3)	—		—		—	(144)	4
Other income and expenses, net	—		—		(6)	—	—
Financial (loss) income on assets	(33)		68		41	7	85
Financial loss on liabilities	(786)		(80)		(256)	(196)	(183)
Net income related to the Contract	—		—		100	—	—
Income tax	—		—		(59)	—	—
Net (loss)/income	(2,063)		5		(410)	(290)	166

U.S. GAAP
Operation Statement Data:
Equity interests in related parties and subsidiaries(5)	(1,386	)(5)	(538)		(111)	34	174
Net (loss)/income (5)	(2,432)		(896	)(4)	(102)	(108)	103

Argentine GAAP:
BALANCE SHEET DATA:
Current assets	33		27		923	61	415
Ownership interests in related parties	262		1,552		1,676	2,328	2,230
Intangible assets and deferred charges	566		605		724	1,497	1,580
Total assets	861		2,210		3,341	4,146	4,665
Short-term bank and other financial debt	1		34		1143	140	770
Long-term bank and other financial debt	25		—		—	1,477	1,091
Total liabilities	1,871		1,116		1,340	1,743	1,973
Shareholders’ equity	(1,010)		1,094		2,001	2,402	2,693
Total liabilities and shareholders’ equity	861		2,210		3,341	4,146	4,666

U.S. GAAP
Balance Sheet Data:
Total shareholders’ equity	(1,313)		1,163	(4)	935	1,032	1,140

Argentine GAAP:
Other Financial Data:
Cash dividends received from Telecommunications, Cable Television and Media Businesses	—		—		151	2	55

Total cash dividends received					151	2	55
Non-cash dividends received (Telefónica shares)	—		—		—	—	319
Total cash and non-cash dividends received	—		—		151	2	374

(1)	As a consequence of the disposal of our ownership interest in SHOSA and South Cable on December 15, 2000, balance sheet data as of December 31, 2001 and 2000 corresponds to ours unconsolidated financial information. Additionally, income statement data for the fiscal year ended December 31, 2001 corresponds to ours unconsolidated financial information. Income statement data for the fiscal year ended December 31, 2000 corresponds to our results consolidated with SHOSA and South Cable operations through December 15, 2000, the date of the disposition of these companies.
(2)	Our equity in earnings of Cointel for the year ended December 31, 1998 includes a gain of Ps.120 million related to Cointel’s accounting for 110.5 million shares of Telefónica Argentina at market value. Equity in earnings of ownership interests in related parties includes Ps.10 million for the years ended December 31, 1998, related to ownership interests in related parties valuation adjustments.
(3)	See net income related to the Stock Exchange Agreement.

(4)	Our net loss under U.S. GAAP and total shareholders’ equity for the year ended and as of December 31, 2001 includes Ps.919.4 million (loss) corresponding to the estimated effect of the devaluation on our net payables in foreign currency, which includes Ps.349.3 million related to our net position of assets and liabilities in foreign currency and Ps.570.1 million, corresponding to the estimated effect of the devaluation on Cointel’s and Telefónica Argentina’s net payables in foreign currency as of December 31, 2001, calculated in proportion to our ownership interest in such companies.
(5)	Not adjusted for inflation.

COINTEL SELECTED CONSOLIDATED FINANCIAL INFORMATION

	Three month fiscal year ended December 31, 2002	Unaudited three month period ended December 31, 2001	Twellve-Month Fiscal Years Ended September 30,					Nine-Month Fiscal Year Ended September 30, 1998(1)
			2002	2001	2000	1999
INCOME STATEMENT DATA:
Argentine GAAP
Net revenues	620	1,414	3,832	6,112	6,453	6,014		4,840
Cost of services provided(2)	(498)	(766)	(2,488)	(3,100)	(3,740)	(3,172)		(2,258)
Gross profit	122	648	1,344	3,012	2,713	2,842		2,582
Administrative expenses(2)	(100)	(159)	(512)	(648)	(524)	(513)		(408)
Selling expenses(2)	(69)	(382)	(752)	(911)	(456)	(598)		(842)
Operating (loss)/income	(53)	107	80	1,453	1,733	1,731		1,332
Gain/(loss) on equity investments	1	(9)	(8)	(4)	(9)	70		55
Other expenses, net	(51)	(52)	(153)	(247)	(327)	(290)		(144)
Financial income (loss) on assets(3)	45	15	(744)	(105)	205	81		249
Financial income (loss) on liabilities(3)	407	(105)	(3,296)	(475)	(497)	(450)		(279)
Other income	—	—	—	—	—	—		109
Unusual items	—	—	—	(15)	—	—		—
Income tax	—	(65)	(66)	(371)	(441)	(375)		(358)
Minority interest in subsidiaries	(100)	28	1,337	(239)	(367)	(474)		(380)
Net (loss)/income from continuing operations	249	(81)	(2,850)	(3)	299	293		584
Net (loss)/income of Telefónica Argentina’s spun-off businesses	—	—	—	(45)	(2)	15		—
Net (loss)/income for the year	249	(81)	(2,850)	(48)	297	308		584

U.S. GAAP
Net (loss) income(7)	471	(1,228)	(4,545)	86	125	155		313
Dividends attributable to preferred Shareholders(7)	(1)	—	(2)	(3)	(3)	(2)		(3)
Increase in the carrying amount of preferred capital stock(7)	(1)	—	(10)	—	—	—		—
Earnings/(loss) attributable to common shareholders	469	(1,228)	(4,557)	83	122	153		310
Number of Common Shares	5,306,402,996	5,306,402,996	5,306,402,996	5,306,402,996	5,306,402,996	5,306,402,996		5,306,402,996
Earnings (losses) per share(6)	0.088	(0.231)	(0.859)	0.016	0.023	0.029		0.058

BALANCE SHEET DATA:
Argentine GAAP
Cash and current investments	397	152	351	73	853 (4)	478	(1)	247
Fixed assets	8,417	9,649	8,705	9,821	10,365	11,777	(1)	11,205
Intangible assets and deferred charges(8)	429	475	429	486	515	1,186	(1)	626
Net assets of spun-off businesses	—	—	—	—	1,444	—		—
Total assets	9,904	12,109	10,303	12,555	15,615	16,095	(1)(5)	15,039
Short-term bank and financial debt	3,661	2,664	4,045	2,909	3,554	1,748	(1)	1,532
Long-term bank and financial debt	3,876	2,693	4,224	2,757	3,419	5,293	(1)	5,193
Shareholders’ equity (net assets)	566	3,085	318	3,167	3,228	3,250		2,965

U.S. GAAP:
Total Assets(7)	5,137	5,557	5,377	5,978	8,328	7,388		6,902
Shareholders’ equity(7)	(2,656)	203	(3,126)	1,430	1,364	1,380		1,229

CASH FLOW DATA:
Argentine GAAP
Cash flows from continuing operating activities	251	416	856	1,466	1,645	1,970		2,374
Cash (used in) provided by continuing investing Activities	(37)	(208)	(306)	(920)	(943)	(832)		(1,220)

Cash (used in) provided by continuing financing Activities	(168)	(127)	(270)	(1,373)	191	(607)	(1,113)
Spun-off assets	—	—	—	(144)	—	—	—
Cash flows provided by (used in) spun-off Businesses	—	—	—	161	(489)	(303)	—
Increase (decrease) in cash and cash equivalents	46	81	280	(810)	404	228	41

(1)	Figures have not been restated to reflect the effect of the Reorganization Transactions. See Item 4: “Information on the Company—Our History and Development of the Company—Telefónica Argentina’s Reorganization”.
(2)	Includes depreciation and amortization.
(3)	Net financial (loss) gain includes gains of Ps.239 million for the irregular nine-month fiscal year ended September 30, 1998 related to the revaluation of certain shares at market value over the equity value.
(4)	Net of Ps.29 million, in constant pesos of December 31, 2002, corresponding to spun-off businesses.
(5)	Includes Ps.70 million reclassified from assets (net) to liabilities in the Consolidated Annual Financial Statements.
(6)	Diluted earnings per share is the same as earnings per share, as there are no outstanding options to purchase shares.
(7)	Not adjusted for inflation.
(8)	Includes goodwill on investment companies.

Exchange Rate Information

The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rates for the purchase of U.S. dollars expressed in nominal pesos per U.S. dollar. On June 23, 2003, the peso/U.S. dollar exchange rate was Ps.2.79 to U.S.$1.00. The Federal Reserve Bank of New York does not report a noon buying rate for pesos.

Nominal Exchange Rates

	Exchange Rate
	High(1)	Low(2)	Average(3)	Period End
Year Ended December 31, 1998	1.00	1.00	1.00	1.00
Year Ended December 31, 1999	1.00	1.00	1.00	1.00
Year Ended December 31, 2000	1.00	1.00	1.00	1.00
Year Ended December 31, 2001(4)	1.00	1.00	1.00	N/A
Year Ended December 31, 2002(4)	3.90	1.70	3.15	3.37
Month Ended December 31, 2002	3.58	3.37	3.49	3.37
Month Ended January 31, 2003	3.35	3.10	3.26	3.21
Month Ended February 28, 2003	3.21	3.11	3.16	3.19
Month Ended March 31, 2003	3.21	2.88	3.07	2.98
Month Ended April 30, 2003	2.96	2.82	2.89	2.82
Month Ended May 31, 2003	2.94	2.76	2.84	2.85
Period Ended June 23, 2003	2.85	2.79	2.82	2.79

(1)	The high rate shown was the highest month-end rate during the year or any shorter period, as noted.
(2)	The low rate shown was the lowest month-end rate during the year or any shorter period, as noted.
(3)	Average of the daily closing rate for year-end, month-end or period-end rates, as noted.
(4)	From December 24, 2001 through January 10, 2002, Banco Nación did not publish an official exchange rate due to governmental suspension of the exchange market.

Source: Banco Nación.

Fluctuations in the exchange rate between the peso and the U.S. dollar may affect the U.S. dollar equivalent of the peso price of our outstanding notes.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

The following discussion should be read together with the balance of this Annual Report, including the Holding Annual Financial Statements and the Cointel Financial Statements.

Risks Relating to the Current Economic Crisis in Argentina

Overview

We are an Argentine sociedad anónima (a corporation of limited liability) and all of our operations and joint venture companies, customers and property are located in Argentina through our interest in the capital stock of Cointel and the indirect interest in Telefónica Argentina. Accordingly, our financial condition and results of operations depend to a significant extent on the macroeconomic and political conditions of Argentina.

The Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth and high and variable levels of inflation and devaluation. In 1988, 1989 and 1990, the annual inflation rates were approximately 338%, 4,924% and 1,344%, respectively, based on the Argentine consumer price index and approximately 432%, 5,386% and 798%, respectively, based on the Argentine wholesale price index. As a result of inflationary pressures, the Argentine currency was devalued repeatedly during the 1960s, 1970s and 1980s, and macroeconomic instability led to broad fluctuations in the real exchange rate of the Argentine currency relative to the U.S. dollar. To address these pressures, the Argentine government during this period implemented various plans and utilized a number of exchange rate systems. Prior to December 1989, the Argentine foreign exchange market was subject to exchange controls.

In April 1991, the Argentine government launched a plan aimed at controlling inflation and restructuring the economy, enacting Law No. 23,928, known as the Convertibility Law, and its Regulatory Decree No. 529/91. The Convertibility Law fixed the exchange rate at one peso per U.S. dollar and required that the Central Bank maintain reserves in gold and foreign currency at least equivalent to the monetary base. Following the enactment of the Convertibility Law, inflation declined steadily and the economy experienced growth through most of the period from 1991 to 1997. In the fourth quarter of 1998, however, the Argentine economy entered into a recession that caused the gross domestic product to decrease by 3.4% in 1999, 0.8% in 2000, 4.4% in 2001 and 10.9% in 2002. Beginning in the second half of 2001, Argentina’s recession worsened significantly, precipitating the political and economic crisis described in greater detail below.

Beginning in December 2001, the Argentine government implemented a number of monetary and currency-exchange control measures that included restrictions on the free disposition of funds deposited with banks and tight restrictions on the transfer of funds abroad, with certain exceptions for transfers related to foreign trade and other authorized transactions, which were generally subject to prior approval by the Central Bank, certain of which are still applicable. In December 2001, the Argentine government declared an official default on Argentina’s foreign debt payments. On January 7, 2002, the Argentine Congress enacted the Public Emergency Law, which introduced dramatic changes to Argentina’s economic model and amended the currency board that had pegged, statutorily, the peso at parity with the U.S. dollar since the enactment of the Convertibility Law in 1991. The Public Emergency Law empowered the Federal Executive Branch of Argentina to implement, among other things, additional monetary, financial and exchange measures to overcome the economic crisis in the short term, such as determining the rate at which the peso was to be exchanged into foreign currencies. Since a new administration was appointed by the Argentine Congress on January 1, 2002, the Argentine government has implemented measures, whether by decrees, Central Bank regulation or legislation passed by the Argentine Congress, attempting to address the effects of amending the Convertibility Law, recovering access to financing, reducing government spending, restoring liquidity to the financial system, reducing unemployment, and generally stimulating the economy.

As detailed below, the Argentine economy has experienced a severe recession and political and economic crisis, and the abandonment of dollar-peso parity has led to significant devaluation of the peso against major international currencies. Argentine government actions concerning the economy, including with respect to inflation, interest rates, price controls, foreign exchange controls and taxes, have had and may continue to have a material adverse effect on private sector entities, including us and our joint venture companies. We cannot provide any assurance that future economic, social and political developments in Argentina, over which we have no control, will not further impair us or our joint venture companies’ business, financial condition, or results of operations or impair our, Cointel’s or Telefónica Argentina’s ability to make payments of principal and/or interest on us, our joint venture companies’ or their outstanding indebtedness. The recession, the macroeconomic situation in Argentina and the actions taken by the Argentine government pursuant to the Public Emergency Law will continue to affect us and our joint venture companies.

Recent economic and political instability resulted in a severe recession in 2002 and may result in continuing economic turmoil and recession.

In the fourth quarter of 1998, the Argentine economy entered into a recession that caused the gross domestic product to decrease by 3.4% in 1999. Following his election in October 1999, President Fernando De la Rúa was confronted with the challenges of dealing with Argentina’s enduring recession and obtaining political consensus on critical issues related to the economy, public sector spending, legal reforms and social programs. The De la Rúa administration failed to address adequately the growing public sector deficit, both at the federal and at the provincial levels. Gross domestic product contracted by 0.8% in 2000 and by 4.4% in 2001. As the recession caused tax revenues to drop, the public sector relied increasingly on financing from local and, to a lesser extent, foreign banks, effectively foreclosing private sector companies from bank financing. As the public sector’s creditworthiness deteriorated, interest rates reached record highs, bringing the economy to a virtual standstill. The lack of confidence in the country’s economic future and its ability to sustain the peso’s parity with the U.S. dollar led to massive withdrawals of deposits and capital outflows.

To prevent further capital outflows, on December 1, 2001, the Argentine government effectively froze bank deposits and introduced exchange controls restricting capital outflows. The measures were perceived as further paralyzing the economy, for the benefit of the banking sector, and caused a sharp rise in social discontent, ultimately triggering public protests, outbreaks of violence and the looting of stores throughout Argentina. On December 20, 2001, after declaring a state of emergency and suspending civil liberties, President Fernando De la Rúa tendered his resignation to Congress. After a series of interim presidents, on January 1, 2002, Eduardo Duhalde, a Peronist senator who had lost the presidential election to President De la Rúa in 1999, was appointed by Congress at a joint session to complete the remaining term of former President De la Rúa until December 2003.

Since his appointment on January 1, 2002, President Duhalde undertook a number of far-reaching initiatives, including:

•	ratifying the suspension of payment of certain of Argentina’s sovereign debt declared by interim President Rodríguez Saá;

•	amending the Convertibility Law, with the resulting devaluation and volatility of the peso;

•	converting certain U.S. dollar-denominated loans from financial institutions into peso-denominated debts (“pesification”) at a one-to-one exchange rate plus an adjustment for variations in consumer prices (Coeficiente de Estabilización de Referencia, “CER”) or in salaries (Coeficiente de Variación de Salarios, “CVS”) and U.S. dollar-denominated bank deposits into peso-denominated bank deposits at an exchange rate of Ps.1.40 per U.S.$1.00, as adjusted by CER;

•	converting most U.S. dollar-denominated obligations with non-financial institutions into peso-denominated obligations, at a one-to-one exchange rate, plus an adjustment by CER or CVS, as the case may be, plus an equitable adjustment, in certain cases;

•	restructuring the maturity and interest rates on bank deposits and maintaining restrictions on bank withdrawals;

•	enacting an amendment to the Central Bank’s charter to (1) allow it to print currency in excess of the amount of foreign reserves it holds, (2) make short-term advances to the federal government and (3) provide financial assistance to financial institutions with liquidity constraints or solvency problems;

•	converting public service tariffs, including those of telephone services, which had been established in U.S. dollars, into pesos at a one-to-one exchange rate;

•	freezing public service tariffs, including those of telephone services, and not permitting indexing of any kind;

•	authorizing the federal government to renegotiate public service tariffs on a case-by-case basis;

•	requiring the deposit into the Argentine financial system of foreign currency earned from exports, subject to certain exceptions.

On April 17, 2003, presidential elections were held in Argentina. Néstor Kirchner, the candidate supported by President Duhalde, became the president-elect of Argentina and assumed office on May 25, 2003.

Commercial and financial activities have been virtually paralyzed in 2002, further aggravating the economic recession that precipitated the current crisis. Moreover, due to the ongoing social and political protests, Argentina’s economy and society continue to or may face risks including (1) civil unrest, rioting, looting, nationwide protests, widespread social unrest and strikes, (2) expropriation, nationalization and forced renegotiation or modification of existing contracts, (3) changes in taxation policies, including tax increases and retroactive tax reforms and (4) mandatory salary increases.

The deepening recession, including a 10.9% decrease in GDP in 2002, high unemployment and underemployment that preceded and that has followed the devaluation of the peso and high inflation has led to a reduction of wages in real terms and disposable income and changes in consumer behavior across all class sectors of the Argentine population. Such effects have resulted and may continue to result in a decrease in the number of clients, the use of Telefónica Argentina’s services and the type of products and services demanded, with a possible corresponding reduction in our revenues.

During the first quarter of 2003, some economic indicators of Argentine economy began to stabilize. Gross domestic product (“GDP”) growth during the first quarter of 2003 was estimated at 1.8%. Inflation has also stabilized as the peso has strengthened versus the U.S. dollar. As of June 23, 2003, the exchange rate was Ps.2.79 per U.S. dollar compared to Ps.3.37 per U.S. dollar as of December 31, 2002. Notwithstanding this recent and partial stabilization, the Argentine economy has quickly deteriorated in the past, and may quickly deteriorate in the future, and until sustained growth is achieved, we cannot assure you if, or when, the Argentine economy will begin a sustained recovery.

Argentina’s insolvency and default on its public debt could prolong the current financial crisis.

As a result of its growing fiscal deficit, Argentina’s ability in the short-term to stimulate economic growth, appease social unrest and repay its debt may depend on external financial assistance. Due to failure to meet fiscal deficit targets, including those for the fourth quarter of 2001, on December 5, 2001, the International Monetary Fund (“IMF”) suspended further disbursements. This decision deepened the economic and political crisis.

On December 23, 2001, interim President Rodríguez Saá declared the suspension of debt payments on approximately U.S.$63 billion of Argentina’s sovereign debt total of approximately U.S.$144.5 billion as of December 31, 2001. On January 2, 2002, President Duhalde ratified such decision. Consequently, the principal international rating agencies downgraded the rating of Argentina’s sovereign debt.

In January 2002, President Duhalde initiated talks with the IMF. On January 24, 2003, the IMF approved an eight-month Stand-by Credit Facility for Argentina of approximately U.S.$2.98 billion that is designed to provide transitional financial support through the period ending August 31, 2003, which replaces Argentina’s prior arrangements with the IMF. In addition, the IMF agreed to extend by one year U.S.$3.8 billion dollars in payments Argentina would have been expected to make through August 2003. On March 19, 2003, the IMF made available to Argentina U.S.$307 million under the Stand-by Facility granted to Argentina in January. To date the IMF and other multilateral and official sector lenders have indicated that additional amounts of financial aid will be dependent on the implementation of a sustainable economic program. The IMF, through various pronouncements, indicated that such program should include improving methods of tax collection, reforming intergovernmental tax distributions between the federal government and the provinces, imposing spending controls on the federal and provincial governments, and restructuring the foreign indebtedness on which Argentina has defaulted.

The Argentine government’s current insolvency and inability to obtain financing can be expected to affect significantly its ability to implement any reforms and restore economic growth. This could further undermine the ability to restore economic growth and may result in deeper recession, higher inflation, greater unemployment, and greater social unrest. If this happens, our and our joint venture companies’ financial condition and results of operations would likely continue to be materially and adversely affected.

The Argentine financial system may collapse, thereby impeding economic recovery.

In 2001, especially in the fourth quarter, a significant amount of deposits was withdrawn from financial institutions as a result of increasing political instability and uncertainty. This run on deposits had a material adverse effect on the Argentine financial system as a whole. The magnitude of deposit withdrawals, the general unavailability of external or local credit, together with the restructuring of the public sector debt with local holders (a substantial portion of which was placed with banks), created a liquidity crisis which undermined the ability of Argentine banks to pay their depositors. To prevent a run on the U.S. dollar reserves of local banks, on December 1, 2001, the De la Rúa administration restricted the amount of cash that account holders could withdraw from banks and introduced exchange controls restricting capital outflows. Although many of these restrictions, known as the “corralito”, are no longer in place, the Duhalde administration subsequently implemented a schedule, known as the “corralón”, which stated how and when money in savings and checking accounts and maturing time deposits would become available, in an attempt to stop the continuing drain on bank reserves. Despite the corralito and corralón, between January 1 and April 30, 2002, approximately Ps.13.0 billion were withdrawn from banks as the result of judicial orders, an average of Ps.109 million per day.

On February 4, 2002, pursuant to Emergency Decree No. 214/02, the Argentine government converted all foreign-denominated bank deposits into peso-denominated deposits at the exchange rate of Ps.1.40 per U.S. dollar, with an adjustment of such new peso deposits pursuant to an index based on consumer price variations in the preceding month published by the Central Bank, the CER. The Argentine government also announced the conversion of most U.S. dollar-denominated debts with Argentine financial institutions into peso-denominated debts at a one-to-one exchange rate, to be adjusted pursuant to the CER. In March 2002, the Argentine government issued Decree No. 762/02 by which it replaced the CER, for certain debts, with the CVS.

All these factors, including the different exchange rates applied to the conversion of foreign currency-denominated bank deposits and loans have increasingly strained the Argentine financial system. Since January 2002, the Central Bank has been forced to grant substantial financial aid to most of the banks in the Argentine financial system. The corralito, the corralón and certain other measures have, to a significant extent, shielded banks from a further massive withdrawal of deposits, but they have also led to the paralysis of virtually all commercial and financial activities, diminished spending and greatly increased social unrest, exacerbating the already severe recession. As a result, there has been widespread public repudiation of, and protests directed against, financial institutions, which also has had a material adverse effect on the Argentine financial system.

On June 1, 2002, the Argentine government enacted Decree No. 905/02, which gave owners of rescheduled foreign- and peso-denominated bank deposits the option (during a period of 30 banking business days starting on June 1, 2002) to receive certain bonds issued by the Argentine government in lieu of payment of such deposits. These bonds could be applied to the payment of certain loans under certain conditions. On September 17, 2002, Decree No. 1836/02 launched another exchange option. Depositors, however, showed little interest in the first or second stages of the voluntary exchange of deposits for bonds. The Argentine government has continued to indicate that it is committed to providing depositors the option to exchange their money for bonds, rather than forcing them to do so through an obligatory exchange.

In a decision dated March 5, 2003, the Supreme Court of Argentina struck down the mandatory conversion of U.S. dollar deposits held by the Province of San Luis with Banco Nación pursuant to Emergency Decree No. 214/02 on constitutional grounds. Under Argentine law, the Supreme Court rulings are limited to the particular facts and defendant in the case; however, lower courts tend to follow the precedents set by the Supreme Court. There are also numerous other cases in the Argentine judicial system challenging the constitutionality of the pesification pursuant to the Public Emergency Law. The Supreme Court’s decision creates uncertainty as to the implications for the banking system as a whole, including the need for the Argentine government to provide additional financial assistance to the banks in the form of U.S. dollar-denominated bonds. This, in turn, could add to the country’s outstanding debt and is viewed with concern by holders of Argentina’s outstanding bonds.

Through Decree 739/03 dated March 28, 2003 the Argentine government made a further attempt to eliminate the corralón by giving depositors the option to be reimbursed pursuant to a schedule for their deposits in pesos, at a Ps1.40 per U.S.$1.00 exchange rate adjusted pursuant to CER, plus accrued interest, and to receive a 10-year U.S. dollar denominated bond to be issued by the Argentine government to cover the difference between the amount in pesos to be received by the depositors and the face amount of the original deposit made in U.S. dollars at the exchange rate applicable on April 1, 2003.

The factors mentioned above have increased the pressures on a weakened financial system. Certain foreign controlled banks have closed down operations. Given the depositors’ loss of confidence in the financial system, the elimination of the corralón could result in an attempt by such depositors to withdraw all of their deposits and convert such pesos into U.S. dollars. If these withdrawals were to flow to the foreign exchange market, the recent increase in the level of bank deposits could be quickly reversed, causing a sharp increase in the exchange rate and inflation. Moreover, due to the liquidity problems of Argentine banks, these withdrawals could result in the collapse of the financial system and could exacerbate the depreciation of the peso. In the event that the Central Bank provides financial assistance to financial institutions in order to avoid such collapse, liberated funds could flow into the foreign exchange market.

The banking system’s collapse, or the collapse of one or more of the largest banks in the system, would have a material and adverse effect on the prospects for economic recovery and political stability resulting in a loss of consumer confidence, lower disposable income and few financing alternatives for consumers. Such a collapse and its effect on consumers would also have a material and adverse effect on Telefónica Argentina, including lower usage of its services and a higher level of delinquent and uncollectible accounts and as a result could also have a material adverse effect on us.

The devaluation of the Argentine peso, the pesification and freezing of Telefónica Argentina’s tariffs, and the macroeconomic conditions currently prevailing in Argentina, have had, and may continue to have, a material adverse effect on our, Cointel’s and Telefónica Argentina’s results of operations and financial condition.

The Argentine government’s economic policies and any future decrease in the value of the peso against the U.S. dollar could adversely affect our, Cointel and Telefónica Argentina’s financial condition and results of operations. The peso has been subject to large devaluations in the past and may be subject to significant fluctuations in the future.

The Public Emergency Law put an end to ten years of U.S. dollar-peso parity and authorized the Argentine government to set the exchange rate. After devaluing the peso, the Argentine government initially established a dual exchange rate of Ps.1.40 per U.S. dollar for certain transactions and a free-floating rate for all other transactions. This dual system was later eliminated in favor of a single free-floating exchange rate for all transactions. Since the devaluation of the peso, the peso has fluctuated significantly, causing the Central Bank to intervene in the market to support the value of the peso by selling U.S. dollars and, lately, by buying U.S. dollars. As of June 23, 2003, the exchange rate was Ps.2.79 per U.S. dollar; however, it reached Ps.3.90 per dollar as of June 25, 2002.

We cannot assure you that future polices to be adopted by the Argentine government will be able to control the value of the peso and therefore, the peso could be subject to significant fluctuations and depreciations in the future, which could materially and adversely affect our, Cointel’s and Telefónica Argentina’s financial conditions and results of operations. Also, the Argentine government is facing severe fiscal problems as a result of the devaluation of the peso. As most of the Argentine government’s financial liabilities are U.S. dollar-denominated, there has been an increase in the amount of the Argentine government’s total debt as a result of the devaluation. Peso-denominated tax revenues constitute the majority of its tax receipts and, due to inflation, tax revenues have increased in nominal terms, but have decreased in U.S. dollar terms. Therefore, the government’s ability to honor its foreign debt obligations has been materially and adversely affected by the devaluation of the peso.

We realize substantially all of our revenues in pesos and, as a result, the devaluation of the peso and the pesification and freezing of Telefónica Argentina’s tariffs have had a material adverse effect on our earnings because our indebtedness is denominated in foreign currency and therefore the devaluation has significantly increased our debt in peso terms. In addition, some portion of our, Cointel’s and Telefónica Argentina’s expenses, including Telefónica Argentina’s capital expenditures, is also denominated in foreign currency. Furthermore, the devaluation of the peso has had a material adverse effect on our, Cointel’s and Telefónica Argentina’s financial conditions, as our peso-denominated assets have depreciated accordingly against foreign currency-denominated indebtedness. Any further depreciation of the peso against the U.S. dollar will correspondingly increase the amount of our, Cointel’s and Telefónica Argentina’s consolidated debt in pesos, with further adverse effects on our results of operations and financial conditions. As of December 31, 2002, our debt in foreign currency was the equivalent of U.S.$551 million.

Given the continuing economic crisis in Argentina and the economic and political uncertainties, it is impossible to predict whether, and to what extent, the value of the peso may further depreciate or appreciate against the U.S. dollar and how those uncertainties will affect our result of operations. Moreover, we cannot predict whether the Argentine government will further modify its monetary policy and, if so, what impact these changes could have on our financial condition and results of operations.

The Argentine economy may continue to experience significant inflation and a substantial part of Telefónica Argentina’s revenues are not currently subject to indexing.

On January 24, 2002, the Argentine government amended the charter of the Central Bank to allow the Central Bank to print currency without having to maintain a fixed and direct relationship to foreign currency and gold reserves. This change allows the Central Bank to make short-term advances to the federal government to cover its anticipated budget deficits and to provide assistance to financial institutions with liquidity or solvency problems.

There is considerable concern that if the Central Bank prints currency to finance public sector spending or assist financial institutions in distress, significant inflation could result. During 2002, the Argentine consumer price index increased 41.0% and the Argentine wholesale price index increased 118.2%. During the first quarter of 2003 the Argentine consumer price index increased by 2.5% and the wholesale price index increased by 0.2%. In the past, inflation materially undermined the Argentine economy and the Argentine government’s ability to create conditions that would permit growth.

Telefónica Argentina derives its revenues from monthly basic charges, measured service charges and other charges. Prior to the enactment of the Public Emergency Law, those revenues were linked to a rate per unit of usage expressed in U.S. dollars and Telefónica Argentina also had the right to adjust that rate semiannually in accordance with variations in the U.S. consumer price index. Currently, however, the Public Emergency Law provides that, in agreements executed by the federal government under public law regulations, including those related to public works and services, which includes the telecommunications services offered by Telefónica Argentina, indexation clauses based on foreign currency price indices or any other indexation mechanism are annulled. In this regard, the law sets forth that the prices and rates resulting from such provisions be established in pesos at a rate of Ps.1.00 per U.S.$1.00. Any further inflation will result in further decreases in Telefónica Argentina’s revenues in real terms and will adversely affect Telefónica Argentina’s results of operations, provided that Telefónica Argentina’s tariffs do not keep pace with inflation. Telefónica Argentina is in the process of renegotiating its tariffs with the Argentine government. We cannot give you any assurance that the outcome of these negotiations will be favorable to Telefónica Argentina and therefore to us. In January 2002, the Argentine government pesified and froze Telefónica Argentina’s tariffs and the current renegotiation of Telefónica Argentina’s tariffs may result in tariffs that may have a material adverse impact on Telefónica Argentina’s future financial position. Telefónica Argentina may continue to have operating losses as a result and the value of Telefónica Argentina’s assets may be negatively affected.

Moreover, any further inflation could result in further increases in Telefónica Argentina’s expenses, including capital expenditures. The current mismatch between revenues and expenses, especially in a potentially inflationary economy like that of Argentina, has affected and may continue to affect materially Telefónica Argentina’s results of operations and, consequently, our results, including the fees received.

Future exchange controls may prevent the servicing of our or ours joint venture companies’ respective foreign currency-denominated debt obligations.

Since early December 2001, the Argentine authorities implemented a number of monetary and currency exchange control measures that included restrictions on the withdrawal of funds deposited with banks and tight restrictions for making transfers abroad. Most restrictions in connection with payments to foreign creditors have recently been lifted. However, transfers abroad in connection with payments of principal on financial debt prior to the maturity or repayment of interest on financial debt prior to 15 days before its due date requires prior Central Bank approval. These regulations have been changing constantly since they were first promulgated and we cannot assure you that they will not be reinstated again and if they are, whether they will be made stricter than they were before

Factors Relating to Us

The current macroeconomic situation in Argentina and recent changes to regulations affecting us, Cointel and Telefónica Argentina have given rise to conditions that raise substantial doubts to our, Cointel’s and Telefónica Argentina’s ability to remain as a going concern.

The Holding Annual Financial Statements contain the following uncertainties affecting our assumption that we, Cointel and Telefónica Argentina will remain as a going concern:

•	the potential adverse effect of the outcome of Telefónica Argentina’s pending tariff renegotiation with the Argentine government;

•	whether we, Cointel or Telefónica Argentina will be able to obtain refinancing or additional credit lines to be able to pay our and their current debt;

•	the continuity and future level of the income amounts, to accrue or cash flow under our agreement with Telefónica, S.A.-Argentina Branch (“TESA Arg.”); and

•	whether the Central Bank will authorize transfers abroad.

Our auditors have noted in their Audit Report that the potential result of the issues listed above gives rise to substantial doubt about our, Cointel and Telefónica Argentina ability to continue as a going concern. However, on May 6, 2003, the Central Bank lifted most of the restrictions on the transfer of funds abroad. Accordingly, the uncertainty related to obtaining authorization from the Central Bank for transfers abroad no longer applies. Our financial statements as of December 31, 2002 do not include any adjustments or reclassifications that might result from the outcome of these uncertainties.

We cannot assure the continuity or future level of our income or cash flow from our agreement with TESA Arg. (the “Telefónica Holding Advisory Agreement”)

TESA Arg. paid us an aggregate amount of under the Telefónica Holding Advisory Agreement equal to Ps.630 million from April 24, 1997 to December 31, 2002 including Ps.37 million during the fiscal year ended December 31, 2002. See Item 5: “Operating and Financial Review and Prospects—Other income relating to equity interests in related parties and fees for services provided, net”. The income that we receive under the Telefónica Holding Advisory Agreement will depend upon, among other things, the continuation or modification in material respects or early termination of the Telefónica Argentina Advisory Agreement and the Management Contract between Telefónica Argentina and Telefónica as the Operator in connection with the privatization of Telefónica Argentina in 1990 (the “Management Contract”), as well as upon the operating results of Telefónica Argentina, which determine the amounts Telefónica receives under the Management Contract that in turn determine the amount of income under the Telefónica Holding Advisory Agreement payable to us. Moreover, Management Contract provides that the Management Fee Percentage will be 9% through June 30, 2003 and if the contract is extended beyond that date, the Management Fee Percentage is then to be reduced to a negotiated amount ranging between 1.5% and 5.0%. On October 30, 2002 Telefónica notified Telefónica Argentina that it had exercised its right to extend the term of the Management Contract for an additional 5-year term. On April 30, 2003 Telefónica Argentina and Telefónica agreed upon a 60-day period during which the management fee would not be payable while they negotiate the new percentage applicable to the 5-year extension term, retroactively as from May 1, 2003. On June 26, 2003, Telefónica Argentina’s Board of Directors resolved to ask Telefónica for a 30-day extension of the negotiation term.

We have significant short-term debt and cannot ensure that we will be able to timely obtain sufficient sources of cash flow, such as dividends from Cointel or other financial resources to repay or refinance such debt and continue as a going concern.

We are a holding company with significant short-term financial obligations but no significant liquid assets, with a dependency on dividends and distributions from our joint venture companies and on fess and income under the Telefónica Holding Advisory Agreement paid to us by TESA Arg. for cash, and with no assurance of other credit support or funding of our financial obligations; moreover, our access to assets of our joint venture companies to satisfy obligations is effectively subordinated to creditors of our joint venture companies.

We are a holding company with no significant assets other than (1) equity interests in Cointel and (2) the Telefónica Holding Advisory Agreement with TESA Arg. dated April 24, 1997, under which certain income (the “Telefónica Holding Income”) under the Telefónica Holding Advisory Agreement with TESA Arg. are received by us from TESA Arg. We do not have significant sources of cash revenues other than dividends and distributions paid on such interests and the Telefónica Holding Income. Our material financial obligations are obligations solely. None of the joint venture companies and their subsidiaries and none of our stockholders have any obligation to pay amounts due from us to third parties or to make funds available therefore, whether in the form of loans, dividends or otherwise under the Agreement with TESA Arg.

Because we are a holding company, upon the liquidation or reorganization of any joint venture company, or any of their subsidiaries, our right to participate directly or indirectly, as the case may be, in any distribution of such a company’s assets (and thus the ability of the holders of outstanding debt securities issued by us pursuant to the terms of the Indenture dated February 24, 1997 among us and the Bank of New York (the “1997 Indenture Notes”) or other creditors to benefit indirectly from such distribution) is subject to the prior claims of creditors of such joint-venture company and its subsidiaries, including trade creditors. As of December 31, 2002, our financial debt (including indebtedness with related companies) was Ps.1,866 million (equivalent to U.S. $554 million), Ps.1,840 million of which involve Telefónica Internacional S.A. (“TISA”) as creditor (primarily due to

TISA’s having loaned to us the funds required to fund the repurchase of the 1997 Indenture Notes in February and March, 2001). See Item 7: “Major Shareholders and Related Party Transactions—Related Party Transactions”. In connection with such loan, we assumed certain commitments, mainly involving limitations on the sale of assets, limitations on liens of certain assets and limitations on us or any of our affiliates becoming a party to a merger or spin-off transaction, with certain exceptions. The loan provides for acceleration of principal and accrued interest: 1) upon our defaulting on any of the commitments assumed under the loan, 2) in the event of any change of control of us, 3) if we or our affiliates are unable to comply with our obligations, 4) upon changes in our main business activity, 5) if we or any of our affiliates lose the government licenses under which they operate their businesses, 6) if there are changes in our equity, economic and financial situation that due to their adverse nature may affect our ability to comply with the obligations assumed in the agreement and 7) if there are government imposed restrictions that may limit the ability to repay our debts.

In relation to the loans mentioned above, TISA has advised us that until September 20, 2003: (i) the effects of the Public Emergency Law and Currency Exchange System Reform implemented in Argentina by Decree No. 1,570/01, Law No. 25,561, as supplemented and amended, in force shall not be considered by the creditor as an event of default; and (ii) the creditor shall not consider that, until such date, an acceleration event has been verified under the agreements with TISA. Additionally, some of the loan agreements in effect include acceleration events in case certain judicial or extra-judicial proceedings are filed for amounts in excess of certain net equity percentages of us or relevant affiliate. We obtained a waiver in connection with those proceedings as of the date of issuance of the Holding Annual Financial Statements, covering at least the current terms of those loans. Our only significant source of cash revenues have been cash dividends paid to us by Cointel and the income under the Telefónica Holding Advisory Agreement. Dividends and distributions from Atco and ACISA are expected to be immaterial. Cointel paid to us cash dividends totaling Ps.1, 045 million (in constant pesos of December 31, 2002) from January 1, 1996 through December 31, 2002, we did not receive any dividends during the fiscal year ended December 31, 2002. Atco and ACISA have never paid dividends to us. Cointel’s ability to pay dividends while also meeting its debt service requirements similarly depends principally on Telefónica Argentina’s payment of dividends to its shareholders (including Cointel). The ability of Telefónica Argentina and Cointel to pay dividends will also depend on applicable laws and, under certain circumstances, restrictions contained in applicable agreements or debt instruments. Under Argentine law, dividends can only be paid out of retained earnings reflected in its annual audited financial statements. In addition, pursuant to the LSC, dividends cannot be paid until losses from prior fiscal years have been absorbed. The declaration and payment of dividends by companies require the affirmative vote of a majority of their respective directors and of their shareholders represented at a shareholders meeting.

The effect of the devaluation of the peso and the pesification and freezing of Telefónica Argentina’s rates has eliminated its unappropriated retained earnings and the reserve for future dividends out of which cash dividends are distributed. By December 31, 2002 (Telefónica Argentina’s fiscal year end), such losses exceeded the reserves. As of the date of this Annual Report, Telefónica Argentina is unable to distribute dividends until the unappropriated losses are absorbed. As a result of Telefónica Argentina’s and Cointel’s losses in 2002, Telefónica Argentina did not make dividend payments in 2002 and it cannot make dividend payments to Cointel in 2003 based on its financial statements ending December 31, 2002. Furthermore, we do not know when or if Telefónica Argentina will be able to distribute dividends thereafter. See “Risk Factors Relating to the Telecommunication Business”.

As of December 31, 2002, our current assets in foreign currency were lower than our current liabilities in foreign currency in the amount of approximately U.S.$547 million (equivalent to Ps.1,844 million). We are also evaluating Cointel’s financing needs in light of Argentina’s economic situation and the prevailing difficulties in accessing financing.

Additionally, we are evaluating Cointel’s financing needs considering the Argentine economic situation and the current difficulties in accessing financing and will make our best efforts to provide Cointel with such financing, directly or indirectly, subject to our own fund availability, which depends on the evolution of the issues affecting our financial situation. See Notes 2.6.c) and 5.1.a) to Holding Annual Financial Statements.

Telefónica Argentina has offered to exchange for Cointel’s existing 8.85% Series A Notes due 2004, Cointel’s U.S. dollar denominated 8.85% Notes due 2011, plus cash, and for Cointel’s existing 10 3/8% Series B Notes due 2004, its New 2011 Notes or its Argentine peso-denominated Conversion Notes due 2011, plus a cash payment Simultaneously, Telefónica Argentina has offered to exchange its 11 7/8% Notes due 2007 and Cash for its existing 11 7/8% Notes due 2004 and its 9 1/8% Notes due 2010 plus a cash payment for its existing

9 1/8% Notes due 2008 and solicitations of proxies to vote in favor of amendments to the terms of the Existing Notes.

However, due to the macroeconomic situation described in Note 10 to Holding Annual Financial Statements, as of the date of issuance of this Annual Report, third party credit lines are not available in amounts sufficient to enable us, together with internally generated funds, to meet our current debt obligations. Furthermore, it is not possible to determine whether this situation will evolve favorably in the short term.

On the other hand, Telefónica has advised us that, as of the date of issuance of this Annual Report on 20-F, it is still evaluating the Argentine macroeconomic context and analyzing financing alternatives for us, including the possibility of arranging a long-term refinancing of the current loans of its controlled company TISA with us and, if necessary, providing additional financing. Consequently, our ability to settle our payables to local and foreign creditors depends upon the possibility of obtaining financing or, if not possible, of refinancing financial payables, as well as, if necessary, receiving of additional financing by our direct or indirect controlling companies. Should no financing alternatives be available for us or should we not succeed in obtaining refinancing, we would not have sufficient funds available to meet our current liabilities payable to local and foreign creditors.

We had prepared our financing projections and plans expecting to cover future fund needs to face short-term debt mainly with funds generated by operations plus, as possible depending on the evolution of current economic situation and measures, bank loans and access to capital markets; or otherwise, requesting for long-term refinancing of our payables.

Although we will continue to make our best effort to obtain such financing, as of the date of issuance of this Annual Report, it is not possible to ensure what the result of such negotiations will be.

As a result of the devaluation of the peso, we may fall within a dissolution event under Argentine corporate law

As of December 31, 2002, we had accumulated losses amounting to Ps.2,158 million and negative shareholders equity amounting to Ps.1,010 million. As a result of this situation we have met the condition for dissolution due to a loss of our capital stock as provided under Item 5 section 94 of LSC. However, Decree 1,269/02 dated July 16, 2002 has suspended the enforcement of such provision of the LSC until December 10, 2003. If after December 10, 2003, our shareholders’ equity continues to be negative at any fiscal year-end and our shareholders do not recapitalize, a dissolution event will occur under the LSC. We cannot assure you that, in the future, the LSC or any other law or regulation will not force us under these circumstances to effect mandatory dissolution. As of the date of issuance of this Annual Report, we cannot provide any assurance that, should such dissolution event occur, our shareholders would make additional capital contributions, or that we, consequently, would be able to continue our ordinary operations.

The interest of our affiliates, as our equity owners and creditors, may conflict with the interests of the holders of our notes.

Under Argentine law, the protections afforded to minority shareholders and the fiduciary duties of directors may, in some respects, be less than in the United States and certain other jurisdictions. Telefónica has advised us that it intends to maintain its current beneficial ownership of Cointel, Telefónica Argentina, Atco and ACISA and, therefore, to continue to participate in those companies and to determine the outcome of any action requiring the approval of their respective Shareholders. Additionally, Telefónica may advise us to sell and transfer our share equity interest in Atco and ACISA to an affiliate of Telefónica or Admira, S.A. (“Admira”). Actions within the control of Telefónica and its affiliates include the election of the Boards of Directors of us, Cointel, Telefónica Argentina, Atco and ACISA (as well as for TISA and Telefónica International Holding B.V. (“TIHBV”), each a wholly-owned subsidiary of Telefónica that together own the 50% of Cointel’s voting capital stock not owned by us) and, subject to the requirements of Argentine laws, the payment of dividends by those companies. Telefónica Argentina’s day-to-day management and operations are the responsibility of Telefónica, as the Operator under the Management Contract. Affiliates of Telefónica are also involved in other investments and operations in the Argentine communications and media sector, some of which may involve or impact Cointel, Telefónica Argentina, Atco, ACISA or their respective subsidiaries.

The interest of Telefónica and TISA as our equity investors may conflict with the interests of the holders of our Notes. Moreover, TISA has made substantial extensions of credit to us and collectively represents our largest creditor. As of March 31, 2003, we owed approximately an aggregate of U.S.$552 million in short-term debt to TISA. TISA’s interests as our creditor may conflict with the interests of the holders of our notes. All of the intercompany loans made to us are short-term in nature, and as a result, must be paid in full prior to the time we are required to make scheduled payments on our third-party debt obligations.

Conflicts of interest among us, Telefónica, TISA, Cointel, Telefónica Argentina, Atco and ACISA, and other affiliates of Telefónica Argentina may therefore arise in connection with the negotiation and performance of duties including those under the Telefónica Argentina Management Contract and the Telefónica Holding Advisory Agreement, as well as in connection with other business activities. Telefónica, through affiliates, also has other joint and separate investments in the communications and media sector in Argentina, including in mobile cellular services and PCS following the effectiveness of the spin-offs of Telefónica Argentina’s wireless services business and data transmission business that are controlled by Telefónica Móviles, Telefónica DataCorp and Telefónica Media, as the case may be each, of which is a controlled subsidiary of Telefónica that is independent of us, Cointel, Telefónica Argentina, Atco and ACISA. In some circumstances, our interests and our joint venture companies may not be aligned with and may perhaps be adverse to the interests of Telefónica or to its affiliates. We cannot assure that Telefónica or its affiliates will not limit or cause us and our joint venture companies, and their subsidiaries, including Telefónica Argentina, to forego business opportunities that other Telefónica affiliates may pursue, or that the pursuit of opportunities by other affiliates will be in our interest.

Additionally, Telefónica may exercise its control over the payment of dividends by us, Cointel, Telefónica Argentina, Atco and ACISA (subject to the requirements of Argentine law) to determine the amount or frequency of dividend payments in order to allocate capital, fund expenditures or distributions by us, Cointel, Telefónica Argentina, Atco, ACISA and other Telefónica affiliates or for other purposes.

Apart from requirements of Argentine law that dividends must be paid out of net earned liquid profits arising from approved financial statements, there are currently no contractual restrictions on Cointel’s and Telefónica Argentina’s ability to pay dividends. Under Argentine law we, Cointel and Telefónica Argentina will be able to resume paying dividends when we and them have new gains and to the extent we and they have not consumed our or their legal reserve to absorb accumulated losses. Telefónica and its subsidiaries, through us, may exercise its control over Cointel and Telefónica Argentina’s ability to pay dividends (subject to requirements of Argentine law) or to increase the amount or frequency of dividend payments in order to fund expenditures or distributions by us or for other purposes. As a result, Telefónica through us has the legal right and voting power to cause us, Cointel and Telefónica Argentina to pay cash dividends to its shareholders in amounts and at times that may not be in the interests of Telefónica Argentina’s, Cointel’s and our creditors.

We cannot assure that Telefónica or its affiliates will provide us with additional intercompany financing support.

Because the Argentine standards for disclosure and accounting differ from those of the United States, information about us may not be as detailed or comprehensive as that of non-Argentine issuers, including that of U.S. companies.

We are subject to the periodic reporting requirements of the Securities and Exchange Act of 1934. However, the periodic disclosure required of foreign issuers under the Exchange Act is more limited than the periodic disclosure required of U.S. issuers. Publicly available information about issuers of securities listed on the Buenos Aires Stock Exchange also provides less detail in certain respects than the information that is regularly published by or about listed companies in the United States or in some other countries. Furthermore, there is a lower level of regulation of the Argentine securities markets and of the activities of investors in such markets as compared with the securities markets in the United States and certain other developed countries. We prepare our financial statements in accordance with Argentine GAAP, which differs in certain respects from U.S. GAAP.

Factors Relating to the Telecommunications Business

In January 2002, the Argentine government pesified and froze Telefónica Argentina’s tariffs and the current renegotiation of Telefónica Argentina’s tariffs may result in new tariffs that may have a material adverse impact on Telefónica Argentina’s future financial position. Telefónica Argentina may continue to have operating losses as a result and the value of Telefónica Argentina’s and Cointel’s individual assets may be negatively affected.

Telefónica Argentina stated in its Annual Report on Form 20-F for its fiscal year ended December 31, 2002, that the amount booked in fixed assets corresponding to its telecommunications business and the minimum presumed income tax credit, totaling Ps.8,402 million and Ps.48 million, respectively, may be negatively affected by the outcome of its tariff renegotiation and the resulting impact on its operations. Future negative economic developments may result in the adoption of further measures by the Argentine government, including changes to measures already adopted. We cannot assure you what effect these developments and measures may have on the value of its assets or results of operations.

In January 2002, tariffs for basic telephone services and long-distance services which Telefónica Argentina charges its customers were converted to pesos from U.S. dollars and fixed at an exchange rate of Ps.1.00 per U.S.$1.00. Telefónica Argentina’s tariffs were also frozen, as indexation of any kind is not permitted under the Public Emergency Law. The Public Emergency Law also authorized the Argentine government to renegotiate its contracts related to public works and services. Telefónica Argentina is currently in negotiations with the Argentine government regarding the rates Telefónica Argentina may charge in the future. According to the Public Emergency Law, the government must consider the following factors when renegotiating the new tariff regime:

•	the effect of these tariffs on the competitiveness of the general economy and in the distribution of income,

•	the quality of the services,

•	the investment plans when such issues are included in the pertinent agreements,

•	consumer protection and accessibility of the services,

•	the security of the systems, and

•	profitability of the company.

Pursuant to the process established for the renegotiations, Telefónica Argentina submitted both an interim requests for a tariff increase and a comprehensive proposal regarding its tariff regime within the time period established. We do not know when the renegotiations will be concluded and whether they would be concluded in a manner that will not have a material adverse effect.

On January 23, 2003, the Argentine government issued Emergency Decree No. 120/03 which established that the Argentine government may provide for interim tariff increases or adjustments until the process of renegotiation of public service contracts and licenses required under the Public Emergency Law is completed. On January 29, 2003, the Argentine government issued Decree 146/03 that declared an interim tariff increase of approximately 10% for the electricity and gas sectors. The National Ombudsperson, the Ombudsperson of the City of Buenos Aires and certain other organizations filed objections to both these decrees with various courts. Pursuant to these objections, a court issued a preliminary injunction prohibiting the increase in these tariffs. Furthermore, there is a possibility that electricity and gas providers may be required to refund the portion of their revenues corresponding to such interim rate increase if the court determines that the increase in tariffs was prohibited under the Public Emergency Law. We cannot assure you that Telefónica Argentina will receive any interim tariff increase, or if it does, that it will not be subject to similar judicial injunctions.

Telefónica Argentina is subject to tariff regulation and Telefónica Argentina could be subject to further adverse regulatory “price caps”.

Telefónica Argentina is currently and will continue to be subject to tariff regulation in areas of service where “effective competition” does not exist. Pursuant to Telefónica Argentina’s license to provide telephone services, Telefónica Argentina had to decrease its rates by 4% (in constant U.S. dollar terms) annually between

1997 and 1999. In connection with this tariff reduction, Telefónica Argentina agreed to implement price cap reductions. The Argentine government may also subject it to additional reductions.

In addition, Decree No. 764/00 reduced, as of November 2000, the interconnection fee rates for the origin and destination of calls in local areas for those districts with more than 5,000 inhabitants or a telephone-set density above 15 telephones for every 100 inhabitants, for the remaining districts and in those areas included in the original license of independent operators, and for the transit within local areas. A 3% semiannual “price cap” reduction was applied during the first two years after these rules and regulations became effective.

The price cap system as applied to Telefónica Argentina’s and other regulated industries may also be subject to renegotiation as provided by the Public Emergency Law, although no assurance can be given as to the results of any such renegotiation. Telefónica Argentina does not know when the Secretary of Communications may determine that effective competition exists in any particular area or in the case of any service, and therefore we cannot assure you that it will not be subject to further reductions of its tariffs.

Tariff reductions of differing scopes and magnitudes may continue for a number of years and may reduce revenues from basic and other services. While Telefónica Argentina intends to continue to strive to control operating costs and improve productivity, those efforts may not offset, in whole or in part, the decline in operating margins that may result from mandatory tariff reductions.

We are uncertain whether the evolution of the regulatory framework will adversely affect the viability or general competitiveness of the telecommunications business. Neither Telefónica Argentina nor we are in a position to control the nature, extent and timing of government action in this area. Future modifications of the regulatory framework may have a material adverse effect on Telefónica Argentina’s business, financial condition or results of operations and on us.

The deterioration of the Argentine economy has made it impossible for us, Telefónica Argentina and Cointel to access the capital markets or obtain new third-party financings thereby requiring Telefónica Argentina and Cointel to renegotiate their existing indebtedness with their creditors.

In light of recent macroeconomic developments in Argentina, and the negative impact that such macroeconomic events had on Telefónica Argentina’s and Cointel’s financial condition, they are unable to access the capital markets, and third-party financing sources, both domestically and internationally, are no longer available in amounts sufficient to enable their to meet their debt obligations. In addition, as a result of the devaluation of the peso and the pesification of Telefónica Argentina’s tariffs at a rate of Ps.1.00 per U.S.$1.00, their internally generated funds alone are not sufficient to meet their short-term debt obligations. Furthermore, they are unable to determine whether the current macroeconomic environment in Argentina will worsen in the short-term and further harm their ability to meet their current and future debt obligations.

We have outstanding as of December 31, 2002 the following major consolidated indebtedness:

•	US$543 million in short-term intercompany loans with TISA (not include interest); and,

•	9.75% Notes due 2007 totaling U.S.$8 million outstanding.

Telefónica Argentina has outstanding as of December 31, 2002 the following major consolidated indebtedness:

•	11.875% Notes due 2004 with U.S.$300 million outstanding;

•	9.875% Notes due 2006 totaling U.S.$71 million outstanding, which may become due on July 1, 2004, if, as of July 1, 2004, our 11.875% Notes due 2004, and any other indebtedness incurred to refinance such notes that matures prior to July 1, 2006, exceeds 30% of the initial aggregate principal amount of our 11.875% Notes due 2004;

•	9.125% Notes due 2008 totaling U.S.$368.5 million outstanding;

•	short-term and long-term bank and other financial institution financing outstanding totaling the equivalent of U.S.$64.1 million and U.S.$133.5 million, respectively; and

•	U.S.$890 million in short-term intercompany loans, primary with TISA.

Cointel has outstanding as of December 2002 the following major unconsolidated indebtedness and preferred stock:

•	8.85% Notes due 2004 with U.S.$225 million outstanding and its 10.375% Notes due 2004 with Ps.175 million outstanding;

•	Ps.39 million in preferred stock and Ps.4 million in accumulated unpaid but not due preferred dividends, respectively;

•	U.S.$102 million in short-term intercompany loans with TISA; and

•	Ps. 3 million in short-term intercompany loans with Telefónica Argentina

Should no financing alternatives be available to them or should not succeed in obtaining refinancing, they would not have sufficient funds available to meet their current financial liabilities payable to almost all foreign creditors (including those disclosed as current on the balance sheet as of December 31, 2002 and such noncurrent financial liabilities that would turn into current liabilities if creditors claimed a default). We cannot assure you as of the date of this Annual Report that they will be successful in refinancing their liabilities and remain as a going concern.

Telefónica Argentina has launched exchange offers for its Notes due 2004 and Notes due 2008 and for Cointel’s two series of notes due 2004, in an effort to extend maturities. See “Risk Factors Relating to Us—We have significant short-term debt and cannot ensure that we will be able to timely obtain sufficient sources of cash flow, such as dividends from Cointel or other financial resources to repay or refinance such debt and continue as a going concern.”

We, Cointel and Telefónica Argentina may be forced to make a reduction of, Cointel or Telefónica Argentina’s capital stock or dissolve if their shareholders do not contribute additional capital.

As of December 31, 2002, Telefónica Argentina has accumulated losses amounting to Ps.3,490 million (in constant pesos as of December 31, 2002). The effect of the devaluation of the peso and the pesification and freezing of Telefónica Argentina’s tariffs has eliminated its unappropriated retained earnings and its reserves for future dividends out of which dividends are distributed. By the end of the fiscal year ended December 31, 2002, such losses exceeded the reserves, including Telefónica Argentina’s reserves for its future dividends. In addition, as of December 31, 2002, we had accumulated loss. The loss eliminated our, Cointel’s and Telefónica Argentina’s unappropriated retained earnings and our, Cointel’s and Telefónica Argentina’s reserve for future dividends out of which dividends are distributed. By the end of the fiscal year ended December 31, 2002, Cointel’s and Telefónica Argentina’s losses exceeded the reserves, including Cointel’s and Telefónica Argentina’s reserves for future dividends.

If the losses exceed 50% of the capital stock plus reserves at any fiscal year end we, Cointel or Telefónica Argentina, as the case may be, would fall under the condition for mandatory capital stock reduction set forth in the LSC. However, Decree 1,269/02 dated July 16, 2002 has suspended the enforcement of such provision of the LSC until December 10, 2003. Also, if after December 10, 2003 Telefónica Argentina or Cointel’s shareholders’ equity becomes negative at any fiscal year-end and its shareholders do not recapitalize, a dissolution event will occur under the LSC. We cannot assure you that, in the future, the LSC or any other law or regulation will not force Cointel, Telefónica Argentina or us under these circumstances to effect mandatory capital reductions or to dissolve. As of the date of this Annual Report, we cannot provide any assurance that, should such dissolution event occur, our or their shareholders would make additional capital contributions, or that we, Cointel or Telefónica Argentina, consequently, would be able to continue our or their operations.

Telefónica Argentina’s revenues have been and may continue to be adversely affected by a decrease in the number of its customers and usage.

Telefónica Argentina’s revenues depend on its ability to retain customers. However, the current recession, unemployment and underemployment, coupled with the rise of inflation in 2002, have led to a reduction of wages in real terms and a reduction of disposable income in all class sectors of the Argentine population, which resulted in a decrease in the number of customers that use Telefónica Argentina’s services and in a reduction of usage per telephone line. In 2002, Telefónica Argentina’s lines in service were further reduced by approximately 140,000 lines with a reduction of total traffic per line of approximately 5%. This reduction in lines in service has resulted in reduced usage of its services and a consequent reduction in its revenues and cash inflows. In addition, we cannot assure you that further reductions in demand for its service will not take place, further negatively affecting cash flows and revenues.

Telefónica Argentina’s license is revocable under certain circumstances, and revocation of the license would have a material and adverse effect on it.

Telefónica Argentina is subject to a complex series of laws and regulations with respect to the telecommunications services it provides. Telefónica Argentina provides telecommunications services pursuant to a license that is subject to regulation by various regulatory bodies. Its dissolution and the declaration of its bankruptcy are events that may lead to a revocation of its license under the List of Conditions. Its dissolution will occur if its shareholders’ equity according to Argentine GAAP becomes negative for any future fiscal year end after December 10, 2003 and the shareholders of Telefónica Argentina do not recapitalize. See “—Cointel and Telefónica Argentina may be forced to make a reduction of Telefónica Argentina’s or our capital stock or dissolve if our shareholders do not contribute additional capital.” In addition, its License is revocable if Cointel ceases to own at least 51% of Telefónica Argentina’s common stock in Class A shares of its shares without regulatory approval. Any partial or total revocation of the license will have an immediate and material adverse impact on Telefónica Argentina’s and our financial condition and results of operations.

Accordingly, if Cointel entered into reorganization proceedings due to its inability to pay its debts and such proceedings resulted in its ceasing to own at least 51% of Telefónica Argentina’s capital stock in class A shares without regulatory approval, Telefónica Argentina’s license could be revoked.

Telefónica Argentina’s liquidity and subsequent dividend payments have also been historically relied upon by Cointel as its primary source of liquidity for them to meet their principal and interest payments on its outstanding debt. From January 1, 1994 through December 31, 2002, Telefónica Argentina paid to Cointel cash dividends aggregating U.S.$1,190 million. Due to accumulated losses attributable to the macroeconomic crisis in Argentina, Telefónica Argentina did not pay dividends last year, is not able to pay dividends in 2003 in respect of its 2002 fiscal year and may not be able to pay dividends in 2003. Accordingly, Cointel’s primary source of liquidity has been eliminated. Furthermore, even if Telefónica Argentina could legally pay dividends in 2003 and 2004, Telefónica Argentina does not expect that its cash flows would be sufficient to be able to pay enough cash dividends to its shareholders for Cointel to pay its debt maturing in 2004. If Cointel were to default on its payment obligations, it is likely that Cointel would have to commence reorganization proceedings, thereby putting Telefónica Argentina’s license at risk. The revocation of Telefónica Argentina’s license, due to a change in its ownership interest or otherwise, would have an immediate and material adverse impact on Telefónica Argentina’s and our financial condition and results of operations.

Access to the Argentine telecommunications market is now fully deregulated and as a result competition could have a material adverse effect on Telefónica Argentina’s results of operations.

Since 1999, the Argentine government has issued a number of decrees liberalizing the access to the telecommunications market. As a result, a number of new operators have entered the market, including the Southern Region, where Telefónica Argentina is the incumbent provider of telecommunications services. The new providers of local, domestic long-distance and international telephone services are now direct competitors of wireline basic telephone service providers. Although as a result of the liberalization Telefónica Argentina began to offer telephone services in the Northern Region, Telecom Argentina Stet-France Telecom S.A. (“Telecom”) is the incumbent provider of telecommunications services in the Northern Region. The operators of data transmission networks and other companies providing wireless services (including companies spun off from Telefónica Argentina in the Reorganization Transactions), may be Telefónica Argentina’s indirect competitors to the extent those services may be substitutes for fixed wire line telephony.

Since the liberalization of access to telecommunications market, competition has affected Telefónica Argentina’s results of operations as Telefónica Argentina has lost customers of its long distance service to Telecom Argentina and other smaller competitors and Telefónica Argentina had to increase its efforts in order to retain existing customers, to win back the customers it had lost and to acquire new customers. Telefónica Argentina may experience, as a result of the current competitive environment, an additional loss of market share to and additional competition in prices with, competitors in the Southern Region beyond that which has already taken place since October 1999. Telefónica Argentina may also experience a loss of market share in the future as a result of the future ability of a caller to select a long-distance provider for each call and data or internet providers entering the telecommunications market. In light of the range of regulatory, business and economic uncertainties, as discussed in these “Risk Factors” and elsewhere in this Annual Report, it is difficult for

Telefónica Argentina to predict with meaningful precision and accuracy its future market share in relevant geographic areas and customer segments, the speed with which changes in its market share or prevailing prices for services may occur, or the effects of competition. Those effects could be material and adverse to our and Telefónica Argentina’s overall results of operations and financial condition.

Telefónica Argentina has a significant number of legal claims against it regarding obligations of its state-owned predecessor, Empresa Nacional de Telecomunicaciones (“ENTeL”); if it were to have to satisfy those claims in full without the benefit of timely and sufficient indemnification, the obligation to do so would represent a significant liability.

As of December 31, 2002, the total amount of claims against Telefónica Argentina based upon ENTel’s alleged contractual and statutory obligations to former ENTel employees (including accrued interest and legal expenses) was approximately Ps.102 million. Court decisions have followed the precedent set by the Supreme Court of Argentina in the area of joint and several liability in labor matters, under which it upheld the provisions of the Work Contract Law No. 20,744, as amended, and declared a decree derogating portions of that law unconstitutional. In the Transfer Contract, under which ENTel was privatized by selling 60% of its common stock to Cointel, ENTel agreed to indemnify Telefónica Argentina with respect to such claims. Also, the Argentine government has assumed joint and several liability with ENTel for such indemnity obligations and has authorized Telefónica Argentina to debit an account of the Argentine government at Banco Nación for any related amount payable by it with respect to such indemnification. Telefónica Argentina believes that the Argentine government’s indemnification obligations should protect it from any material economic consequences of the employees’ claims. Under Debt Consolidation Law No. 23,982, ENTel and the Argentine government may discharge their indemnity obligations through the issuance of debt instruments such as negotiable 16-year bearer bonds. Telefónica Argentina has not created any reserve for such claims.

As of December 31, 2002, Telefónica Argentina had satisfied a number of claims through Ps.6.3 million in cash payments. Telefónica Argentina filed a claim against ENTel on December 16, 1999 seeking indemnification and reimbursement in connection with these payments in satisfaction of the labor claims. Its case has been argued in court; however, no ruling has been issued. If the Argentine government fails to reimburse Telefónica Argentina timely and sufficiently for these claims, our and Telefónica Argentina’s results of operations may be adversely affected.

Technological advances and replacement of equipment may require Telefónica Argentina to make significant expenditures to maintain and improve the competitiveness of the services it offers.

The telecommunications industry is subject to continuous, rapid and significant changes in technology and the related introduction of new products and services. Telefónica Argentina cannot predict the effect of technological changes on its business. New services and technological advances are likely to offer additional opportunities to compete against it on the basis of cost, quality or functionality. It may not be practicable or cost-effective for Telefónica Argentina to replace or upgrade its installed technologies in response to competitors’ actions. Responding to such change may require Telefónica Argentina to devote substantial capital to the development, procurement or implementation of new technologies, and may be dependent upon the final cost in local currency of imported technology and its ability to obtain additional financing. Telefónica Argentina may also have to devote resources to the replacement of its equipment lost to theft or vandalism. Should Telefónica Argentina need to make substantial capital expenditures due to such technological changes in order to improve its system or to compete with others in the market or to replace its equipment, no assurance can be given that it will have the funds to make such capital expenditures.

Telefónica Argentina employs a largely unionized labor force and could be subject to an organized labor action.

As of December 31, 2002, approximately 73% of Telefónica Argentina’s employees were union members. Unlike its state-owned predecessor, Telefónica Argentina has not experienced a work stoppage that has had a material effect on its operations. It has reached agreements with the unions over the terms of new collective bargaining agreements. Although its relations with unions are currently stable and constructive, in recent years general labor unrest and related strikes in Argentina have increased in frequency. Strikes or other types of conflict with the unions or unionized personnel may have a material adverse effect on its ability to maintain ordinary service levels or otherwise operate its business in the manner that customers expect. In those circumstances, Telefónica Argentina might face an immediate loss of revenue. Damage to its reputation might also result, with a potential longer-term negative effect on revenues.

In addition, while maintaining frozen tariffs, the government may force private sector companies to increase salaries of unionized employees, as it did last year, resulting in an increase of Telefónica Argentina’s expenses and a negative impact on its operating income. Telefónica Argentina was required to increase salaries for unionized workers on an average of Ps.100 per month per employee.

ITEM 4.	INFORMATION ON THE COMPANY

Introduction

We are a holding company primarily engaged through joint venture companies in the telecommunications business (“Telecommunications Business”) and the media business (the “Media Business”) in Argentina. We control our joint venture companies, Cointel and Telefónica Argentina jointly with TISA and TIHBV (together with us, the “TISA Group”). Additionally, we own interests in Atco and ACISA as passive investments, along with other partners that are affiliates of Telefónica.

A.	History and Development of the Company

We were incorporated in Argentina as a sociedad anónima on March 5, 1976, under the name SAFEX Sociedad Anónima, and were registered on October 25, 1976 in the Public Registry of Commerce. We changed our name to Citicorp Venture Capital S.A. and later to Citicorp Equity Investments S.A. and CEI Citicorp Holdings Sociedad Anónima. We adopted our current name, Telefónica Holding de Argentina S.A. (“Holding”), pursuant to a resolution of a shareholders’ meeting held on January 18, 2001, and the name change became effective on April 18, 2001. The length of the life of Holding is 99 years as from October 25, 1976.

Cointel was organized in Argentina as a sociedad anónima on October 1, 1990, for a period of 99 years, registered under the name Compañía de Inversiones en Telecomunicaciones S.A., by a consortium of Argentine and international investors to acquire a controlling interest in the capital stock of Telefónica Argentina as a first step in Argentina’s privatization of its wireline public telecommunications services and basic telephone services.

Telefónica Argentina was organized in Argentina as a sociedad anónima on April 23, 1990, under the name Sociedad Licenciataria Sur S.A. for a period of 99 years. Its present name was registered on December 3, 1990.

Our principal executive and registered office is located at Avenida Ingeniero Huergo 723 (C1107AOH) Buenos Aires, Argentina, and our telephone number is (54-11) 4332-2066, e-mail: invest@telefonica.com.ar, www.telefonica.com.ar.

Stock Exchange Agreement Transactions

On December 31, 1999, our current shareholders and Telefónica had entered into a Framework Agreement contemplating the sale of up to all of our common shares to Telefónica, subject to the execution of the final documentation.

On April 11, 2000, several affiliates of Hicks, Muse, Tate & Furst, Incorporated (“Hicks Muse”), including HMTF-Argentine Media Investments Ltd. (“HMTF”), República Holdings Ltd. (“República Holdings”) and International Investments Union Ltd. (“IIU” and together with HMTF, República Holdings and such other affiliates, the “HMTF Affiliates”) and International Equity Investments, Inc., a subsidiary of Citibank, N.A. (“IEI” and, together with the HMTF Affiliates, the “Participating Shareholders”) entered into a Stock Exchange Agreement (the “Stock Exchange Agreement” or, as used in certain tabular presentations of financial information in this Annual Report) and certain related agreements with Telefónica, a company organized under the laws of the Kingdom of Spain, relating to the sale of up to all of our ordinary shares to Telefónica. The Participating Shareholders owned as of April 11, 2000 approximately 91% of our capital stock. HMTF, República Holdings and IIU transferred to AMI TESA Holdings, Ltd. (“ATH”), an exempt limited company organized and existing under the laws of the Cayman Islands and an affiliate of Hicks Muse, Class A ordinary shares of our (“Class A Shares”) and Class B ordinary shares of our (“Class B Shares”) representing approximately 67.7% of our capital stock and approximately 69.3% of our voting power. IEI at the time controlled approximately 23.0% of our capital stock, and approximately 23.2% of Holding’s voting power. See Item 7: “Major Shareholders and Related Party Transactions—Significant Changes in Ownership”.

Prior to the date of transfer of our shares from ATH and IEI to Telefónica pursuant to the Stock Exchange Agreement on December 15, 2000 (the “Closing Date”) and as required under the Stock Exchange Agreement, ACH, an affiliate of ATH conducted a cash tender offer (the “Offer”) to purchase up to all of the outstanding Class B Shares not held by ATH or IEI, and Class B Shares representing approximately 9.28% of Holding’s capital stock accepted the Offer, with the tendered shares being transferred to ACH on December 14, 2000.

On the Closing Date, ATH and IEI contributed to Telefónica shares of we held or controlled by ATH and IEI representing 80.9% of our capital stock, collectively representing 84.7% of our total voting shares, including 100% of the Class A Shares. The consideration paid to ATH and IEI for such contribution was 88,944,644 ordinary shares issued by Telefónica, such amount established on the Closing Date based on a valuation formula set forth in the Stock Exchange Agreement. On June 29, 2001, Telefónica informed us that on May 8, 2001, it transferred to TISA, a wholly owned subsidiary of Telefónica, all of Telefónica’s 80.9% equity interest on us. Additionally, as a result of several transactions described in Item 7: “Major Shareholders and Related Party Transactions—Voluntary Capital Reduction”, TISA’s equity interest in us, increased from 80.9% to 99.96%. Pursuant to the Stock Exchange Agreement of Telefónica, as amended and the transactions contemplated thereby, we also participated in the following transactions:

(i)	On December 15, 2000, SHOSA redeemed the irrevocable capital contributions in it made by us, including: (a) SHOSA’s 26.8% ownership interest in Atco, (b) SHOSA’s 26.8% ownership interest in ACISA, (c) SHOSA’s 20% ownership interest in TyC, (d) SHOSA’s 60% ownership interest in South Cable, including irrevocable capital contributions, and (e) Ps.97.4 million in cash.

(ii)	On December 15, 2000, we transferred to ACH its ownership interest in SHOSA, the then current principal asset of which was its ownership interest in Cablevisión, representing 35.86% of the capital stock of such company. The SHOSA purchase price was U.S.$395.3 million in the form of the ACH Promissory Note.

(iii)	On December 15, 2000, we sold to ACH its 100% ownership interest in South Cable for U.S.$123.8 million in cash. The principal assets of South Cable were the senior and subordinated loans to Cablevisión extended in December 1998, and maturing in January 2003, which we and SHOSA earlier had contributed to South Cable.

(iv)	On December 15, 2000, we entered into an agreement with AMI Cable Holdings Ltd., a limited partnership organized and existing under the laws of the Cayman Islands (“AMICH”), under which we transferred to AMICH: (a) its 100% ownership interest in Forestal Norteña, (b) the right to collect from the Clarín Group shareholders and Clarín Group the balance of U.S.$18.6 million plus related interest, derived from the disposition of the our indirect ownership interests in Compañía de Inversiones en Cable S.A. (“Coinca”) and Invercab S.A. in September 1997, (c) the rights and obligations under the agreement between IATE S.A. (“IATE”), us and other parties and (d) other minor receivables. The total transfer price was U.S.$39.1 million in cash.

(v)	In December 2000, we entered into an option contract to sell to ACH Holding’s ownership interest in TyC for an effective sale price of U.S.$80.0 million. The option was exercised in May 2001, whereupon we transferred to ACH its ownership interest in TyC and assigned to ACH Holding’s rights and obligations under the TyC shareholders’ agreement.

(vi)	We paid off all of its financial liabilities other than certain obligations assumed by Telefónica under the Stock Exchange Agreement and the outstanding 1997 Indenture Notes. The most significant liabilities that have been satisfied include: (i) the indebtedness under the U.S.$169.2 million Term Loan Agreement dated November 4, 1999 (the “Company Term Loan”), (ii) the indebtedness under the U.S.$30 million SHOSA Term Loan Agreement dated November 4, 1999 (the “SHOSA Term Loan”) assumed by us and (iii) the outstanding indebtedness under the U.S.$70.8 million Financial Trust Notes guaranteed by us (the “Financial Trust Notes” and, together with us Term Loan and the SHOSA Term Loan, the “1999 Term Loan Agreements”), (iv) a loan agreement with Chase for U.S.$40 million, dated November 28, 2000, which was used to repay the Class C Notes issued under a U.S.$400 million note program and (v) the repayment of certain derivative contracts.

(vii)	The Participating Shareholders requested that our Board of Directors call a special shareholders’ meeting to propose the delisting of our shares from the Buenos Aires Stock Exchange.

(viii)	We called a meeting of holders of Series A Notes, Series B Notes and Series C Notes (collectively the “Notes”) to obtain an authorization to perform a voluntary capital reduction. See “Voluntary Capital Reduction”. On August 17, 2000, the holders of the Notes granted such authorization on condition that a majority of holders of each of such series authorized any such capital reduction and the indenture under which such series of notes were issued be amended to provide that, upon a transfer of our shares to Telefónica, a “change of control” under such indenture be deemed to have occurred, obligating us, to repurchase such notes at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest to the repurchase date. Upon the transfer of our shares to Telefónica on December 15, 2000, we granted to the noteholders the right to request us to repurchase their notes. We offered to repurchase the Notes at the above mentioned purchase price.

Additionally, on October 12, 2001, Our Board of Directors decided to make a tender offer of the Series A and B Notes. As a consequence of the repurchases, we had redeemed approximately 97% of such negotiable obligations for a face value of Ps.485.5 million (historical amounts).

Significant Changes in Ownership

The following table sets forth certain information regarding ownership of our capital stock as of December 31, 1999:

Shareholder	Class A Ordinary Shares (five votes)	Class B Ordinary Shares (one vote)	Total Shares	% of Capital	Votes	% of Votes
International Equity Investments, Inc.	7,344,922	173,655,078	181,000,000	36.2%	210,379,688	33.8%
República Holdings Ltd.		69,717,950	69,717,950	13.9%	69,717,950	11.2%
HMTF-Argentine Media Investments Ltd.	23,082,406	178,995,012	202,077,418	40.4%	294,407,042	47.4%
International Investments Union Ltd.		6,888,812	6,888,812	1.4%	6,888,812	1.1%
Mercantil Valores S.A. Soc. de Bolsa/Barclays Bank		14,106,061	14,106,061	2.8%	14,106,061	2.3%
Caja de Seguros de Vida S.A.—Ind. Custodia		425,000	425,000	0.1%	425,000	0.1%
Others		25,784,759	25,784,759	5.2%	25,784,759	4.1%

Total	30,427,328	469,572,672	500,000,000	100.0%	621,709,312	100.0%

During the period from April 29, 1998 through July 31, 1998, Hicks Muse Tate and Furst (“HMTF”) acquired 10,438,497 Class A Ordinary Shares and 152,997,8767 Class B Ordinary Shares, giving it 32.69% of the outstanding shares. República Holdings and its affiliates increased their percentage ownership from 27.85% to 33.49% and IEI’s percentage ownership decreased from 39.88% to 23.00%.

IEI had granted to the República Group an option, to be exercisable until January 31, 2003, to buy our shares representing 5.99% of capital stock (the “Option Shares”). The purchase price was U.S.$4.40 per share plus an increase of 6% per annum from the closing date of the sale from IEI to HMTF and until the exercise date. República Holdings and IIU assigned the option mentioned above to AMI LP, which exercised such option subject to timely payment and the consummation of a stock exchange agreement (the “Stock Exchange Agreement”), which occurred on December 15, 2000. In addition, the parties to such option agreed that the option would apply to shares of ATH and AMICH that IEI received in exchange for the Option Shares.

On August 2, 1999, our shareholders were notified that HMTF had acquired from República Holding and from Banco República 12,643,909 Class A Shares and 25,997,145 Class B Shares for a total amount of U.S.$124.4 million.

Our current ownership reflects substantial consummation of the transactions contemplated by the Stock Exchange Agreement, including a change of control of us from the participating shareholders to Telefónica. On December 15, 2000, pursuant to the Stock Exchange Agreement, ATH and IEI transferred to Telefónica 80.9% of Holding’s capital stock, representing 84.7% of our total votes, in exchange for Telefónica common shares issued by Telefónica. Pursuant to the Stock Exchange Agreement, the HMTF Affiliates made the following transfers of our shares: (i) on May 2, 2000, HMTF contributed to ATH its ownership interest in, which, as of that date represented 40.4% of the capital stock and 47.4% of the voting power of us and (ii) on April 25, 2000, República Holdings and IIU contributed to ATH an amount of our Class B shares which represents 27.3% of the capital stock and 21.9% of voting power. On the same date, the shares contributed by República Holdings and IIU were transferred to Citibank, pursuant to an escrow agreement.

On April 11, 2000, certain our shareholders, as of such date and Telefónica entered into a Stock Exchange Agreement, whereby, after certain conditions precedent were met, on December 15, 2000, such shareholders transferred to Telefónica 80.9% of our capital stock, representing 84.7% of our total votes in exchange for Telefónica common shares issued. On June 29, 2001, Telefónica informed us that, on May 8, 2001, it transferred to TISA, Telefónica’s wholly owned subsidiary, all of Telefónica’s 80.9% equity interest in us. Additionally, as a result of several transactions described in Item 7: “Major Shareholders and Related Party Transactions—Voluntary Capital Reduction”, TISA’s equity interest in us, increased from 80.9% to 99.96%.

On June 29, 2001, Telefónica informed us that on May 8, 2001, it transferred to TISA. Telefónica’s wholly owned subsidiary, all of Telefónica’s 80.9% equity interest in. As a result of the transactions described below, TISA’s ownership interest in increased from 80.9% to 99.96%. Our current ownership reflects substantial consummation of the transactions contemplated by the Stock Exchange Agreement, including a change of control of us from the Participating Shareholders to Telefónica. On December 15, 2000, pursuant to the Stock Exchange Agreement, ATH and IEI transferred to Telefónica 80.9% of our capital stock, representing 84.7% of Holding’s total votes, in exchange for Telefónica common shares issued by Telefónica. See Item 4: “Information on the Company—History and Development of the Company”. Pursuant to the Stock Exchange Agreement, the HMTF Affiliates made the following transfers of our shares: (i) on May 2, 2000, HMTF contributed to ATH its ownership interest in us, which, as of that date represented 40.4% of the capital stock and 47.4% of our voting power and (ii) on April 25, 2000, República Holdings and IIU contributed to ATH an amount of our Class B shares which represents 27.3% of the capital stock and 21.9% of the voting power of Holding. On the same date, the shares contributed by República Holdings and IIU were transferred to Citibank, pursuant to an escrow agreement.

Voluntary Capital Reduction

On January 18, 2001, our General and Special Shareholders’ Meeting approved (subject to the authorization of the Buenos Aires Stock Exchange) a voluntary capital stock reduction proposed by our Board of Directors at their meetings held on December 15, 2000, and January 10, 2001, through the redemption of 95,270,640 Class “B” shares of Holding. In consideration for the number of shares delivered, the shareholders present in the redemption would receive a proportional interest in the ACH Promissory Note (as defined below). The redemption technical accounting value would amount to about U.S.$4.15 per share plus interest accrued on the face value of the ACH Promissory Note calculated from December 15, 2000, through the day immediately preceding the beginning date of the exercise share redemption period, December 11, 2001 (the “Cutoff Date”), divided by the maximum number of shares to be repurchased, in this case, 95,270,640 shares. Additionally our General and Special Shareholders’ Meeting delegated in our Board of Directors the calculation of the final technical accounting value per share as of the Cutoff Date under a formula approved by such Shareholders’ Meeting. Our voluntary capital stock reduction was subject to the approval by the BASE, as a condition precedent, and therefore would not be effective until such approval was obtained. On July 20, 2001, the CNV advised to us that, in order to continue the process of the voluntary capital stock reduction, we would have to obtain a new consent from the noteholders, which was obtained on November 12, 2001.

On the other hand, the Regular and Special Shareholders’ Meeting of November 2, 2001, at the adjournment of November 15, 2001, ratified the terms of the capital stock reduction approved on January 18, 2001, with certain amendments.

On December 6, 2001, our Board of Directors decided that the date for establishing the redemption technical accounting value for our shares would be December 11, 2001, and determined the redemption technical accounting value at U.S.$4.486 per share. Furthermore, our Board of Directors determined that on December 21, 2001, the period for participating in our voluntary capital reduction would end. The only shareholder taking part in such reduction was ACH, who participated with all its shares, 95,270,640 Class B common shares (“the Shares”).

On January 11, 2002, Holding’s Board of Directors decided to make available all necessary mechanisms for the effective cancellation of the shares received from ACH. As of the date of this Annual Report the registration of the voluntary capital stock reduction with the Public Registry of Commerce is pending.

On the other hand, the Participating Shareholders had requested Holding’s Board of Directors to call a special shareholders’ meeting to resolve the withdrawal of our shares from the public offering regime and the delisting thereof from the Buenos Aires Stock Exchange.

As of the date of issuance of this Annual Report, and according to the provisions of Decree N° 677/01 and general resolutions issued by the CNV in connection with such decree, we are evaluating the alternatives to carry out the withdrawal of our shares from the public offering regime and the delisting thereof from the BASE.

On April 5, 2001, we filed an application with the Buenos Aires Stock Exchange for preliminary authorization of the delisting of our shares. However, prior to the conclusion of such procedure, on July 9, 2002, TISA initiated the related procedure with the CNV in order to make the acquisition statement of our capital stock owned by third parties, according to the provisions of Decree No. 677/01 and general resolutions issued in connection with such decree. In view of a court action filed by a minority shareholder alleging the unconstitutionality of the residual participation regime, the National First Instance Court in Commercial Matters No. 26 of the City of Buenos Aires decided to declare the suspension of the proceedings, and ordered the inapplicability of the referred decree to the prosecuting minority shareholder until the case is finally adjudged. We had answered the court action and requested its dismissal, claiming that the prerequisites for filing the action and declaring the unconstitutionality of Decree No. 677/01 have not been met. TISA, in turn, has answered the court action in the same way. The Court has not considered it answered, since the letter requisitorial has not been returned. As of the date of issuance of these financial statements, we are still awaiting a determination of the issue

Privatization of Argentina’s Telecommunications System

Prior to November 8, 1990 (the “Transfer Date”), Argentina’s telecommunications system was operated principally by ENTel, an enterprise wholly owned by the Argentine government. Pursuant to State Reform Law No. 23,696 and a series of decrees regarding the privatization of ENTel, the Argentine government:

•	divided the ENTel telecommunications network into the southern half of Argentina, including most of the Province of Buenos Aires and more than half of the City of Buenos Aires (the “Southern Region”), and the balance of Argentina (the “Northern Region”);

•	granted licenses to provide basic telephone services in the Southern Region to Telefónica Argentina and in the Northern Region to Telecom;

•	granted licenses to provide telex, data transmission and other non-basic, international telephone services to Telecomunicaciones Internacionales de Argentina Telintar S.A. (“Telintar”) and Startel S.A. (companies 50%-owned by Telefónica Argentina and 50%-owned by Telecom); and

•	caused ENTel to transfer substantially all of its assets, contracts and personnel to Telefónica Argentina, Telecom, Telintar and Startel.

On the Transfer Date, the Argentine government licensed Telefónica Argentina to provide basic telephone service in the Southern Region pursuant to Decree No. 2,344/90. That same day, pursuant to an agreement (the “Transfer Contract”) among Cointel, the Argentine government, ENTel and each of Telefónica International Holding B.V. (“TIHBV”), Inversora Catalinas S.A. (“Inversora Catalinas”), Telefónica, Citicorp and Citicorp Venture Capital S.A., the Argentine government sold 60% of Telefónica Argentina’s capital stock to Cointel.

As of the date of this Annual Report, Cointel owns a 64.83% interest in Telefónica Argentina. Telefónica beneficially owns 98% of the capital stock of Telefónica Argentina and 100% of our common stock.

See Item 7: “Major Shareholders and Related Party Transactions”.

On April 15, 1992, Telefónica Argentina acquired the business of Compañía Argentina de Teléfonos S.A. in the provinces of Mendoza and San Juan for U.S.$52.5 million net of value-added tax. In this purchase, Telefónica Argentina acquired approximately 71 switches and 118,000 telephone lines in service, added 1,000 employees to its payroll and assumed certain liabilities.

Deregulation of Argentina’s Telecommunications Sector

Telefónica Argentina’s license (“License”) was granted for an unlimited period of time. Pursuant to the License, Telefónica Argentina had the exclusive right to provide basic telephone services to the Southern Region for a period of seven years. To maintain and extend the exclusivity of the License, Telefónica Argentina had to meet certain qualitative and quantitative operating objectives set forth in the List of Conditions. See “—Regulatory Matters” for a discussion of the List of Conditions. On March 10, 1998, the Argentine government issued Decree No. 264/98, which extended this period of exclusivity until a date that the Secretary of Communications later set, pursuant to Resolution No. 1686/99, as of October 10, 1999. See “—Regulatory Matters”.

On June 9, 2000, the Argentine government issued Decree No. 465/00, which provided for the complete liberalization of access to the telecommunications market as of November 9, 2000. In 2002, in the context of that liberalization, Telefónica Argentina and Telecom each signed license agreements with the regulatory authorities. Telefónica Argentina’s agreement is referred to in this Annual Report as the “License Agreement”.

Deregulation also influenced the organization of Telefónica Argentina’s then existing subsidiaries and the services that Telefónica Argentina provided directly and indirectly. Until April 1999, international services had been provided by Telintar, a company previously owned jointly by Telefónica Argentina and Telecom. The Argentine government provided in Decree No. 264/98 that in order to ensure effective competition at the end of the period of transition to competition in the provision of basic telephone services, Telefónica Argentina and Telecom would not be able to jointly own businesses. Therefore, Telintar was dissolved, and the assets and liabilities related to Telintar’s business were spun off into two companies, effective May 1, 1999. One successor to Telintar’s operations, Telefónica Larga Distancia de Argentina S.A. (“TLDA”), was merged into Telefónica Argentina effective October 1, 1999. Telecom owned the other successor, Telecom Internacional S.A., which merged into Telecom effective October 1, 1999. By virtue of these mergers, both Telefónica Argentina and Telecom now hold licenses to provide international long-distance services, as do other new licensees that have been granted licenses as the telecommunications sector was opened to competition. See Item 4: “Information on the Company—Business Overview—Competition”.

Prior to increased competition in basic telephone services, Telefónica Argentina and its controlled affiliates had provided cellular services (including personal communications services, or “PCS”) in an environment of limited competition. In contrast, data transmission and internet services were subject to full competition during that time. As discussed below under “—Telefónica Argentina’s Reorganization”, Telefónica Argentina no longer provides the cellular, PCS, international data transmission and consulting services that were rendered by Telefónica Comunicaciones Personales S.A. (“Telefónica Comunicaciones Personales”), Telefónica Data Argentina S.A. (“Telefónica Data”, formerly Advance Telecomunicaciones S.A.) and TYSSA Telecomunicaciones y Sistemas S.A. (“TYSSA”).

Telefónica Exchange Offers

In May 2000, our indirect parent, Telefónica, launched offers to exchange shares and American Depositary Shares of Telefónica Argentina for shares and American Depositary Shares of its subsidiaries in Brazil, Peru and Argentina. See below “— Telefónica Argentina’s Reorganization”.

Upon the expiration of the Argentine exchange offer, shareholders representing approximately 44% of Telefónica Argentina’s capital stock tendered their Class B Shares and American Depositary Shares, or “ADSs”, representing such shares in exchange for Telefónica shares and ADSs. Consequently, Telefónica became the beneficial owner of 203,841,901 Class B Shares (including 16,542,991 Class B Shares previously held by TIHBV), and 76,040,977 ADSs (each representing ten Class B Shares) of Telefónica Argentina.

Telefónica Argentina’s Reorganization

Telefónica, which through its subsidiaries is our, Cointel’s and Telefónica Argentina’s controlling shareholder, has completed a reorganization of its global businesses along business lines. In the context of Telefónica’s global reorganization plan, Telefónica Argentina’s board of directors decided on January 30, 2001 to effect a reorganization of the businesses of Telefónica Argentina’s subsidiaries (the “Reorganization Transactions”) effective October 31, 2000. The reorganization of those businesses through certain spin-offs and consolidations were implemented through a procedure under Argentine corporate law called escisión-fusión, or spin-off/merger.

On January 25, 2001, Telefónica made capital contributions of Telefónica Argentina’s shares to its controlled subsidiaries to effect the Reorganization Transactions:

Recipient Subsidiary	Capital Contribution by Telefónica Argentina
Telefónica Moviles	323,050,945 Class B Shares (including 24,920,528 ADSs)
Telefónica DataCorp	63,524,218 Class B Shares (including 5,096,971 ADSs)
TISA	561,133,517 Class B Shares (including 45,023,478 ADSs)

In connection with the Reorganization Transactions, on January 30, 2001, Telefónica Argentina’s board of directors, as well as the boards of directors of Cointel, Telefónica Data, Telefónica Comunicaciones Personales and Telinver approved a preliminary agreement (escisión/fusión), for the spin-off/merger of specified assets and liabilities of their companies into Telefónica Argentina prior to the Reorganization Transactions as follows:

•	Telinver’s assets and liabilities relating to its equipment sales and point-of-sale network business;

•	Telefónica Data’s assets and liabilities relating to its internet access business (except for corporate customers);

•	Telefónica Comunicaciones Personales’ assets and liabilities relating to its data transmission business, including frequency band “B” user licenses;

•	Telefónica Data’s point-to-point lines located in the Southern Region of Argentina;

•	Telefónica Data’s 80% interest in the Starnet network;

•	Telefónica Data’s 100% interest in the IP (Internet Protocol) network; and

•	Telefónica Data’s 80% ownership interest in a satellite network.

Additionally, a transfer of assets and liabilities from Telinver to Telefónica Argentina by escisión/fusión occurred effective February 1, 2001 as Telinver spun off its participation in an online shopping portal and merged it into Telefónica Argentina.

On March 30, 2001, at an extraordinary shareholders meeting, Telefónica Argentina’s shareholders approved the Reorganization Transactions under which Telefónica Argentina spun off:

•	Telefónica Argentina’s assets and liabilities related to the international data transmission business, including Telefónica Argentina’s international data transmission business, a portion of goodwill associated with the international data transmission business of Telefónica Data and Telefónica Argentina’s ownership interest in Telefónica Data;

•	Telefónica Argentina’s consulting business (represented by its ownership interest in TYSSA, which was consolidated into Telefónica Data); and

•	Telefónica Argentina’s assets and liabilities related to the mobile (cellular) and personal communications services of Telefónica Comunicaciones Personales, which was consolidated into Telefónica Móviles.

Shareholder approval of these transactions was obtained at the special shareholders meeting of March 30, 2001, and, upon registration of these transactions in the Public Registry of Commerce, these transactions became effective on January 1, 2001.

Pursuant to Resolution No. 16/01 dated January 4, 2001, the Secretary of Communications authorized the transfer of Telefónica Argentina’s ownership of Telefónica Data, Telefónica Comunicaciones Personales, TYSSA and Telinver to other Telefónica affiliates, subject to certain conditions.

After the completion of the spin-off/merger, and subject to regulatory and shareholders’ approval and adjustment for fractional shares and fractional ADSs, Telefónica Argentina’s capital stock was reduced by the same percentage of its pre-spin-off total capital stock to equal the percentage of its pre-spin-off shareholders’ equity represented by the assets and liabilities being spun off.

On July 26, 2001, the CNV approved the public offerings by Telefónica Data and Telefónica Móviles and consented to the reorganization. In addition, the Buenos Aires Stock Exchange authorized the listing of Telefónica Data and Telefónica Móviles. Telefónica Móviles and Telefónica Data issued ordinary shares, referred to as the new shares, in proportion to the number of Class B Shares or ADSs owned by each holder not affiliated with Telefónica (the “Minority Shareholders”). Registration with the Public Registry of Commerce of the Reorganization Transactions occurred on November 16, 2001 and the share exchange was completed on December 12, 2001. All Class B Shares and ADSs that holders surrendered as part of the exchange for and distribution of new shares were cancelled.

In the aggregate, the interests surrendered had a nominal value equal to approximately 18.4% of Telefónica Argentina’s share capital, and Minority Shareholders experienced a similar percentage reduction in their ownership of Class B Shares and ADSs. Minority Shareholders were entitled to receive a number of new shares in the spun- off entities proportionate to their respective equity interests in Telefónica Argentina, adjusted for fractional shares and fractional ADSs. As a result, the Minority Shareholders were entitled to receive 0.154105387 Móviles Argentina shares and 0.000303035 Telefónica Data shares for every Class B Share and 1.54105387 Móviles Argentina shares and 0.00303035 Telefónica Data shares for every ADS owned on the record date for the exchange. Affiliates of Telefónica as a group received the same exchange ratio of shares for surrendered Class B Shares.

Minority Shareholders that owned Class B Shares had fractional interests in Móviles Argentina and Telefónica Data shares and have received on December 12, 2001, the “Exchange Date”, a payment in cash for their fractional interests. The reference price used for the determination of the payment was the face value of the shares of Telefónica Data and Telefónica Móviles.

Minority Shareholders that owned ADSs representing ten Class B shares each were able to select whether to receive new ADSs and shares in the same proportions listed above for each ADS timely made available to Citibank N.A., as Depositary. In order to exercise their option to receive such shares, ADS holders were required to designate a custodian account with Caja de Valores S.A. (“Caja de Valores”) to receive such new shares. ADS holders that did not exercise their option to receive Móviles Argentina and Telefónica Data shares in due time (1) were granted the opportunity to instruct the Depositary to deliver the Móviles Argentina and Telefónica Data shares to a custodian account with Caja de Valores, (2) received new ADSs and (3) upon the Móviles Argentina and Telefónica Data shares being sold in the market they received (a) a pro rata share of the net proceeds raised by the sale of the Telefónica Data and Móviles Argentina shares and (b) a fractional share of the new ADSs and the Telefónica Data and Móviles Argentina shares.

As a consequence of the Reorganization Transactions, we did not receive shares of the companies into which the spun-off businesses were merged. Consequently, as from the effective reorganization date (February 1, 2001), Cointel equity interest in Telefónica Argentina Argentine Class A and B shares was increased from 51.0% to 62.5% and from 1.9% to 2.3%, respectively.

In splitting up Telefónica Argentina’s business units, Telefónica Argentina remains primarily a fixed-wireline provider of local, domestic long-distance and international telecommunications services and telephone equipment sales, as well as internet service and directory publishing. Telefónica Argentina continues to be owned by Telefónica indirectly through us, TISA and TIHBV, and no longer has an equity interest in or control over TYSSA, Telefónica Comunicaciones Personales or Telefónica Data. Telefónica indirectly controls the spun off entities, Móviles Argentina and Telefónica Data, through Telefónica Móviles and Telefónica DataCorp.

B.	Business Overview

Telecommunications Business

We conduct the Telecommunications Business through our direct 50.0% joint venture interest in Cointel, which as majority shareholder controls Telefónica Argentina. Telefónica Argentina is the largest communications company in Argentina based on historical net revenues. Cointel owns 64.83% of Telefónica Argentina’s capital stock. The TISA Group owns the remaining 50.0% of Cointel.

Telefónica Argentina is a licensed supplier of wireline public telecommunications services and basic telephone services in Argentina. Applicable regulations define basic telephone services as both (1) the supply of fixed telecommunications connections that form part of the public telephone network or are connected to such network and (2) the provision through these links of local, domestic long-distance and international telephone voice services.

Until 1999, Telefónica Argentina owned virtually all public exchanges, the network of local telephone lines and the principal domestic long-distance telephone transmission facilities in the Southern Region. In 1999, there was a liberalization of the restrictions on competition in the market for telecommunications services in Argentina. New competitors are operating in the Southern Region and throughout Argentina. Also as a consequence of liberalization, Telefónica Argentina is expanding its operations outside the Southern Region into the Northern Region. Currently, its licenses permit Telefónica Argentina to provide local and domestic long-distance and international services, international data transmission and domestic and international telex services throughout Argentina.

As of December 31, 2002, Telefónica Argentina’s telephone system had approximately 4.4 million lines in service, or approximately 23.8 lines in service per 100 inhabitants of the Southern Region. Telefónica Argentina’s consolidated assets were approximately Ps.9,564 million (in constant pesos as of December 31, 2002) and its net sales revenues were Ps.3,039 million (in constant pesos as of December 31, 2002) for the fiscal year ended on December 31, 2002. Based on historical net revenues, Telefónica Argentina is one of the five largest private-sector companies in Argentina. See below “—Revenues”.

Telefónica Argentina’s telephone network includes installed telephones and switchboards, a network of access lines connecting customers to exchanges, trunk lines connecting exchanges and long-distance transmission equipment.

	December 31,		September 30,
	2002(1)	2001	2001(2)	2000(3)
Lines installed	4,888,902	4,876,264	4,851,308	4,669,189
Lines in service	4,419,162	4,556,297	4,521,414	4,258,924
Lines in service per 100 inhabitants (Southern Region)	23.8	24.5	24.4	24.4
Lines in service per employee	491.1	484.2	467.1	426.6
Total pending applications	13,764	15,592	20,627	26,152
Percentage of lines connected to digital exchanges	100%	100%	100.0%	100.0%
Public telephones installed	101,552	122,665	122,063	114,037

(1)	As of December 31, 2002, includes approximately 676,000 lines for which long-distance service is provided by others operators. Does not include approximately 215,000 long-distance presubscribed customers’ lines of Telecom that opted for our service.
(2)	As of September 30, 2001, includes approximately 770,000 lines for which long-distance service is provided by other operators. Does not include approximately 280,000 long-distance presubscribed customers’ lines of Telecom that opted for our service.
(3)	As of September 30, 2000, includes approximately 770,000 lines for which long-distance service is provided by other operators. Does not include approximately 500,000 long-distance presubscribed customers’ lines of Telecom that opted for our service.

As of December 31, 2002, approximately 54% of Telefónica Argentina’s lines in service were in the greater Buenos Aires metropolitan area, including approximately 20% of its lines in service, which were located within the City of Buenos Aires. Approximately 86% of its lines in service as of December 31, 2002, were residential, with the remainder being professional, commercial and governmental customers.

The services that Telefónica Argentina provides are generally subject to regulation. The relevant governmental regulatory authorities include the National Communications Commission (the Comision Nacional de Comunicaciones), the successor to the Comisión Nacional de Telecomunicaciones (the “National Telecommunications Commission”), and the Secretary of Communications (the Secretaria de Comunicaciones),

both of which currently regulate and control telecommunications and telephone services in Argentina. This Annual Report sometimes refers to any of the National Communications Commission, the National Telecommunications Commission and the Secretary of Communications as the “Telecommunications Regulatory Authority”. See below “—Regulatory Matters”.

On April 10, 2002, Telefónica Argentina’s Ordinary and Extraordinary Shareholders meetings broadened its corporate purpose to enable Telefónica Argentina to engage in other types of businesses not strictly related to telecommunications services, including: purchasing equipment, infrastructure and telecommunications-related goods, as well as rendering any type of service, such as consulting and accounting, human resources and tax administration services. In view of the amendment to their corporate purpose, it was necessary for Telefónica Argentina to obtain the corresponding authorization of the Telecommunication Regulatory Authority. A request for approval of the change has been made with the Secretary of Communications and is currently pending, subject to administrative approval.

Media Business

We conduct the Media Business through (i) 26.82% interest in Atco, a holding company with direct and indirect interests in open-air broadcast television stations and in radio stations and (ii) 26.82% interest in ACISA, a holding company with a direct and indirect interest in open-air broadcast television stations.

Atco and Telefé

In March 1998, we acquired (through Southtel Equity Corporation (“Southtel”)) 30.0% of Atco’s capital stock. One of our objectives is to invest in the media business. The total price of the acquisition amounted to Ps.213 million (in constant pesos as of December 31, 2002). As a consequence of certain transactions, such ownership interest decreased from 30% to 26.8%. On December 15, 2000, Southtel Company S.A. (“Shosa, Southtel’s successor company) reimbursed irrevocable capital contributions to us, through the delivery of its ownership interest in Atco, which was valued at Ps.253 million (in constant pesos as of December 31, 2002), related to the book value of such ownership interest as of September 30, 2000. As of December 31, 2002, our ownership interest in Atco amounted to 26.8% and other Telefónica’s subsidiaries control the remaining 73.2%.

On April 19, 2000, the CNDC approved the consummation of the transactions described in the Atco Sale Agreement (an agreement to sell our interest ownership in Atco to Telefónica Media (“Admira”)), the Atco Option Agreement (the option of Torneos y Competencias (“TyC”) to make a capital contribution to Atco), and the ACISA Sale Agreement (Option of TyC to make a capital contribution to ACISA). The CNDC resolution approving the transactions mandates that Telefónica Media currently transfer to third parties within a term of eighteen months from the date of notice to the acquired company of the acquisition of the shares, either Channel 8 or Channel 10, which are open-air television broadcasters located in the city of Mar del Plata. Channel 8 is currently indirectly controlled by Atco, and ACISA owns a 50.0% interest in the company that controls Channel 10. In accordance with the Broadcasting Law, a company cannot hold two broadcasting licenses in the same area, such area as defined by COMFER, at the time such licenses are granted. COMFER has issued a release stating that a company cannot own, directly or indirectly, shares of two different licensed companies in the same area.

On July 4, 2002, ACISA sold its ownership interest in Prime, the ACISA media business of Telearte and Compañía de Televisión del Atlantico S.A., to the HFS media Group for US$ 12 million. Consequently, Admira is in compliance with the Broadcasting Law and the COMFER release.

Atco owns companies that own 100% of the capital stock of Telefé, the owner of the license and operator of Channel 11 of Buenos Aires (“Channel 11”), the leading Argentine open-air television broadcaster. Certain companies controlled directly and indirectly by Atco had acquired interests in the capital stock of Telefónica Publicidad S.A. (“TPSA”), representing in the aggregate approximately 89.6% of the capital stock of TPSA. On March 7, 2000, the Board of Directors of Atco approved the acquisition of a 78% interest in an open-air broadcaster in the city of Tucumán (the “Tucumán Broadcaster”), which owns the remaining 10.4% interest of the capital stock of TPSA. Additionally, Enfisur S.A. (“Enfisur”) (a company indirectly controlled by Atco) acquired the remaining 22% interest in the Tucumán Broadcaster. The transfer of shares took place on March 21, 2000. TPSA owns approximately 30.2% of the capital stock of Telefé.

Atco owns, directly and indirectly, almost 100% of the capital stock of Compañía de Televisión del Noroeste S.A. (“Televisión del Noroeste”) which merged with an open air television broadcaster in the city of Salta, and the capital stock of Compañía de Televisión del Atlántico S.A. (“Atlántico”) which merged with certain open air television broadcasters in the cities of Rosario, Santa Fe, Bahía Blanca and Mar del Plata (together with the broadcasters located in the cities of Córdoba and Neuquén mentioned below, the “Televisoras del Interior”), and an option to purchase a majority interest in the capital stock of an open-air television broadcaster in the City of Jujuy. In addition, the owners of the broadcaster in Jujuy have the right to require Atco and its partners to purchase such broadcaster. Telefé and Enfisur, companies controlled by Atco, have acquired, directly and indirectly, an approximate 100% interest in open-air television broadcasters in the cities of Córdoba and Neuquén.

ACISA, Prime and Telearte

In December 1998, Shosa acquired its ownership interest in AC. On December 15, 2000, Shosa reimbursed us for irrevocable capital contributions that we made, through the delivery of its ownership interest in ACISA, which was valued at Ps.7,856 (in constant pesos as of December 31, 2002) related to the book value of such ownership interest as of September 30, 2000. As of December 31, 2002, our ownership interest in ACISA amounted to 26.8% and other Telefónica’s subsidiaries control the remaining 73.2%. As of June 30, 2002, ACISA held indirect equity interest in licensed broadcast television companies in Buenos Aires and other cities of the interior of Argentina through Prime Argentina S.A. (“Prime”). On the basis of financial information furnished by ACISA as of December 31, 2002, such transaction does not modify our recoverable value the investment in ACISA. As of December 31, 2002, our interest ownership is 26.8% in ACISA and the remaining 73.2% belongs to affiliates of Telefónica.

Prime, a joint venture formed between ACISA and Prime Television Limited of Australia, has a 99.99% ownership interest in Telearte, the owner of the license and operator of Channel 9 of Buenos Aires (“Channel 9”), the Argentine open-air television broadcaster ranked fourth in terms of ratings according to IBOPE (March 2002 information), as well as interests in television programming and distribution businesses and three television broadcasting affiliates of Channel 9 based in the cities of Mar del Plata, Paraná and Resistencia (the “Prime Affiliates”).

On April 19, 2000, the CNDC approved the consummation of the transactions described in the ACISA Sale Agreement. The CNDC resolution approving the transactions mandates Telefónica Media to transfer to third parties within a term of eighteen months as from the date of notice acquisition of the shares has been given to the acquired company, either Channel 8 or Channel 10, which are open-air television broadcasters located in the city of Mar del Plata. On July 4, 2002, ACISA sold its ownership interest in Prime, to the HFS Media Group for US$12 million. Moreover, Admira complied with the CNDC resolution mentioned above. Consequently, Admira no longer has an indirect ownership interest in the licensed broadcast television companies through ACISA as from the above-mentioned date. On the basis of financial information furnished by ACISA as of December 31, 2002, such transaction does not modify our recoverable value the investment in ACISA.

Business Strategy

Our main goal is to enhance shareholder value through the following:

Increasing the Competitive Position of Telefónica Argentina. Our Strategic objective is to maximize the value of our assets, including our indirect ownership in Telefónica Argentina. Cointel, which is owned by the TISA Group and us as controlled subsidiaries of Telefónica, approves Telefónica Argentina’s business strategy. We, in consultation with Telefónica and together with the TISA Group through Cointel, will continue to support Telefónica Argentina’s principal strategic objective, which is to maintain and enhance its position in the competitive Argentine telecommunications market. See “—Competition—Telecommunications Business” and “—Regulatory Matters—Telecommunications Business”.

Telefónica Argentina’s short-term strategy has been to adapt its business strategy to address the challenges and risks presented by the Argentine economic crisis. Therefore, its short-term strategy is focused on the renegotiation of Telefónica Argentina tariffs, cost controls and efficiency improvements, capital expenditures control, improvements in working capital management and management of cash and liquidity.

Telefónica Argentina’s long-term business strategy is to maintain and enhance its position in the competitive telecommunications market in Argentina. The implementation of this strategy involves the introduction by Telefónica Argentina of service offerings in new geographic areas, improving and expanding services in markets that Telefónica Argentina currently serves, and Telefónica Argentina continued development as a provider of telecommunications services for business and residential customers.

Telefónica Argentina began expanding its service offerings into the Northern Region through increased marketing efforts and a full range of products and services, but such expansion is currently suspend due to the current crisis. In the Southern Region, Telefónica Argentina continues to increase selective marketing activities and efforts to improve the quality and variety of services available to both residential and business customers.

In the longer term, we intend to continue to solidify Telefónica Argentina’s position as the leading provider of integrated business solutions in Argentina providing a full range of services, including voice services, value-added services, broad band (“ADSL”), dial-up internet access, telephone equipment sales, and other high-tech products for business users of various sizes through different marketing channels. Telefónica Argentina intends to continue to invest substantial resources and efforts into training and personnel development and incentive programs to reduce costs and improve efficiency.

We believe that the implementation of these short-term and long-term business strategies will continue to have a beneficial effect on the competitiveness of Telefónica Argentina’s telecommunications business, mitigating the adverse effects of increasing competition and the Argentine economic and political climate.

We look to Telefónica’s global media affiliate, Admira, to set the business strategy for Atco and ACISA. We consider Atco and ACISA to be passive investments.

Seeking Business Opportunities to Further Enhance Shareholder Value. We may enter, from time to time, into joint ventures or strategic alliances in order to achieve synergies and maximize the potential of its activities in the businesses in which it is currently engaged. We may also pursue new business opportunities in selected sectors that we believe will complement its business activities. Consistent with its past practice, our strategy in entering into new joint ventures is to have a meaningful economic position in the joint ventures and to be an active participant in formulating the policy and managing the operations of the enterprises. In addition, we may consider disposing or divesting certain of its assets if such disposal or divestitures would, in our view, help emphasize shareholder value. However, our current financial situation limits our ability to pursue further investments opportunities.

Revenues

Telefónica Argentina’s revenues are primarily derived from:

•	measured service;

•	domestic long-distance service;

•	monthly basic charges;

•	special services;

•	installation charges;

•	public phones;

•	access charges;

•	international long-distance service;

•	telephone equipment; and

•	publishing telephone directories.

The following table sets forth Telefónica Argentina’s then-current month-end base rates (prior to any applicable discounts) for various components of local service and for domestic long-distance service. Pulses (as defined below) are still used to calculate monthly basic charges, and charges for local and long-distance services. These charges were denominated in U.S. dollars and converted to pesos at the month-end exchange rates for the month indicated until the enactment of the Public Emergency Law. Under certain circumstances, Telefónica Argentina may apply discounts with respect to these rates. Amounts shown are in U.S. dollars unless otherwise indicated and do not include value-added taxes.

	Telephone Rates
	December 2002	December 2001	December 2000	December 1999	December 1998
	(in pesos) (1)	(in U.S. dollars)
Residential:
Installation charge per line	150	150	150	150	200
Monthly basic charge(2)	13.23	13.23	13.23	13.03	12.83
Pulses/month equivalent	282	282	282	282	282
Commercial:
Installation charge per line	150	150	150	150	150
Monthly basic charge(3) (4)	30.20	30.20	30.20	36.96	36.40
Pulses/month equivalent(4)	644	644	644	800	800
Prices:(5)
Price per pulse (nominal) in pesos	0.0469	0.0469	0.0469	0.0462	0.0455
Exchange Rate Ps.1/U.S.$1(6)	3.74	1.0	1.0	1.0	1.0

(1)	As of the enactment of the Public Emergency Law.
(2)	Retirees and pensioners whose consumption is less than 300 pulses per two-month period, as well as residential customers whose consumption is less than 150 pulses per two-month period, have preferential tariffs.
(3)	Monthly basic charge for measured service in an area with more than 200,000 telephones (applies to approximately 55% of Telefónica Argentina’s customer base).
(4)	Corresponds to the Province and City of Buenos Aires. For the rest of the Southern Region, monthly basic charges amounted to Ps.32.89 during September 1998, Ps.33.40 during September 1999, Ps.33.91 during September 2000 and Ps.27.3 during September 2001 and December 2002. Pulses/month equivalents were 723 for 1998, 1999, 2000, 2001 and 2002.
(5)	Effective November 1, 1991, under the rate agreement, customers were billed in pesos at an exchange rate of the average of the closing bid and offer exchange rates quoted by Banco Nación for wire transfers of U.S. dollars on the day before each bill was prepared. However, the Public Emergency Law, effective as of January 6, 2002, invalidated the clauses contained in contracts with the Argentine government under public law (including the provision of telecommunications services) providing for adjustments based on price indices that are applicable in other countries, as well as any other adjustment method and converted Telefónica Argentina’s rates at one peso to one U.S. dollar.
(6)	Banco Nación’s offered rate for the last day of the month for wire transfers of U.S. dollars.

Telefónica Argentina’s principal sources of revenues for the fiscal year ended December 31, 2002 were approximately 30.1% from local and domestic long-distance measured services, approximately 26.9% from monthly basic charges, approximately 8.5% from access charges, approximately 7.3% from public phones and approximately 3.8% from international services.

Telefónica Argentina formerly provided value-added telecommunications services through Telefónica Data and Startel until such subsidiaries were spun off. Telefónica provided PCS and cellular service through its former subsidiary Telefónica Comunicaciones Personales until January 31, 2001, as Telefónica Comunicaciones Personales was spun off on February 1, 2001.

Operating revenues presented by category of services in this Annual Report are derived from Telefónica Argentina’s accounting records, certain reports from Telefónica Argentina’s billing systems and certain estimates made by Telefónica Argentina’s management. This breakdown is not included in Holding Annual Financial Statements.

The table below shows Telefónica Argentina’s sales revenues broken down by category of service.

	Twelve-Month Fiscal Year December 31, 2002	Three-Month Fiscal Year December 31, 2001	Three-Month Unaudited Period December 31, 2000	Twelve-Month Fiscal Year September 30, 2001	Twelve-Month Fiscal Year September 30, 2000
	(in millions of constant pesos as of December 31, 2002)(1)
Basic telephone service
Measured service	916	432	487	1,785	2,080
Monthly basic charges(2)	817	373	371	1,482	1,525
Special services	369	153	161	652	557
Installation charges	40	26	31	122	159

Public phones	222	100	116	491	526
Access charges	257	118	185	678	656
International long-distance service	93	74	81	310	410
Telephone equipment	19	17	52	181	122
Publishing of telephone directories	65	33	9	118	166
Other	241	88	65	293	255
Total(3)	3,039	1,414	1,558	6,112	6,456

(1)	See “Presentation of Financial Information” in the initial pages of this Annual Report.
(2)	Includes monthly basic charges and charges for supplemental services.
(3)	Telefónica Argentina accrues operating revenues for each financial reporting period based on pulses (defined below) and services consumed, whether or not charges for the pulses and services have been billed.

Measured Service

For measured service, Telefónica Argentina has two different billing cycles, one is a two-month billing cycle and the other is a monthly billing cycle. Approximately 70% of Telefónica Argentina’s customers have a two-month billing cycle. Charges for local and domestic long-distance measured service which vary with the price per unit of usage at the time of the call and the number of units that measure usage (“usage units”) that are tallied during a call. The number of usage units tallied for a particular local call depends upon the day, the time of day and the duration of the call. Historically, the only type of usage unit used to determine charges for local calls had been the “pulse”, a fixed value unit. A pulse is four minutes during off-peak time and two minutes during peak time. Usage for domestic long-distance calls is measured in variable value units denominated in pesos per second. A “communication unit” serves as the conversion factor that, when multiplied by the then current price per pulse, determines the applicable cost per second of a domestic long-distance call. The conversion value of a communication unit applicable to a particular call varies depending upon the distance of the call and the frequency of pulses, according to the type of telecommunications service giving rise to the charges and the time of day and day of the week of the call.

Prior to the enactment on January 6, 2002 of the Public Emergency Law, the price per pulse was adjustable on a semiannual basis based on changes in the U.S. consumer price index, and was denominated in U.S. dollars.

Telefónica Argentina estimates that, for the fiscal years ended December 31, 2002 and September 30, 2001 and 2000, domestic long-distance traffic represented approximately 44%, 45% and 52%, respectively, of all measured service revenues.

Domestic Long-Distance Service

As indicated above, at the Transfer Date, Telefónica Argentina’s domestic long-distance service was provided principally through its microwave network, using analog switching and transmission technology. Telefónica Argentina converted its microwave network to digital switching and transmission technology. At December 31, 2002, Telefónica Argentina had constructed approximately 16,700 kilometers of an optical fiber network, of which 5,000 kilometers are in the Northern Region, for domestic long-distance transmission between major cities and another optical fiber network for transmission between local exchanges.

The price of a domestic long-distance call varies according to the distance and duration of the call, as well as the time of day and the day of the week. The price of a call is determined based on the rate per second set by the value of the applicable communication unit and the price per pulse in effect at the time of the call.

Monthly Basic Charges

Telefónica Argentina bills a monthly basic charge to its customers, which is a fixed charge based on the number of pulses and differs depending on the type of customer. Prior to the Public Emergency Law, the price per pulse was adjustable on a semiannual basis based on changes in the U.S. consumer price index and was denominated in U.S. dollars. However, the Public Emergency Law prohibits indexation of Telefónica Argentina’s tariffs, and such tariffs are currently being renegotiated.

As of December 31, 2002, approximately 58% of Telefónica Argentina’s monthly basic charges and measured service revenues were generated by residential customers. The remainder was comprised of professional, commercial and governmental customers.

Special Services

From 1998 to 2002, Telefónica Argentina significantly increased the offering of value-added services, including (1) supplementary services (e.g., call waiting, call forwarding) provided through digital switches and telephones, (2) special services for companies (e.g., digital links between customers and digital trunk access), (3) other services supported by an intelligent network (e.g., calling cards, toll-free calling, voice messaging, collect calling and internet access), and (4) prepaid cards.

As part of the Reorganization Transactions, Telefónica Data transferred its internet service access operations (including its internet service provider (“ISP”) network and non-corporate ISP customers) to Telefónica Argentina.

Telefónica Data also transferred to Telefónica Argentina its 80% interest in the Starnet network and its 80% interest in a satellite network. As of December 31, 2002, Telefónica Argentina provided services to approximately 119,000 noncorporate ISP customers.

Installation Charges

Telefónica Argentina’s revenues from installation charges consist primarily of fees for installation of new phone lines. Pursuant to the provisions of Decree No. 264/98, the Secretary of Communications can approve limitations on the fixed rate installation charges below U.S.$100 for (1) new, low-consumption customers, (2) retirees, (3) students, and (4) residents of low-income suburbs, in accordance with contractual arrangements established by regulation. On March 27, 1998, the Secretary of Communications issued Resolution No. 868/98, which limited installation charges to U.S.$200 as of April 1, 1998, and to U.S.$150 as of October 1, 1998. These amounts in U.S. dollars were converted into pesos by virtue of the Public Emergency Law. In our opinion, the effect of the limits on installation charges on our business, financial condition and results of operations has not by itself been material.

Public Phones

As of December 31, 2002, Telefónica Argentina had 101,552 public telephones installed. Of these, 7,707 are public telephones that Telefónica Argentina installed as of December 31, 2002 in the Northern Region and 93,845 are public telephones which Telefónica Argentina installed as of December 31, 2002 in the Southern Region. Telefónica Argentina charges for each call a measured service and an amount for usage measured by usage units. The majority of the public telephones are operated by third parties who are billed for usage. Telefónica Argentina provides commissions to individuals and small- to medium-sized companies in the offering of semi-public and public telephone services so as to increase the availability of such services. Telefónica Argentina has installed modular telephones that permit placing local, domestic long-distance, and international calls by direct dialing. These modular telephones are connected to a centralized information management system. In addition, they accept two forms of payment: coins and pre-paid cards.

Access Charges

Telefónica Argentina’s revenues from access charges through December 31, 2002 consist of fees collected from other operators, such as (1) local and/or long-distance providers, (2) cellular and PCS licensees, and (3) other minor providers of telecommunication services related to interconnection services that primarily include access, termination and long-distance transport of calls. Interconnection charges are principally calculated on a per minute usage.

As shown in the table below, as of November 8, 2000, Decree No. 764/00 lowered the connection fee rates for calls within local areas to (1) 1.1 Argentine cents per minute for those districts with more than 5,000 inhabitants or more than 15 telephones for every 100 inhabitants, (2) 1.3 Argentine cents per minute for the remaining districts and in those areas included in the original license of independent operators, and (3) 0.3 Argentine cents per minute for the connections within local areas. A 3% semiannual “price cap” reduction was applied during the first two years that these rules and regulations were in effect. As of December 31, 2002, the interconnection fee rates for the origin and destination in local areas with districts of more than 5,000 inhabitants and more than 15 telephones for every 100 inhabitants were unchanged.

Interconnection Fee Rates (origination and termination—hundredths of pesos (cents”) per minute)(1)
Date of Effectiveness	Higher Population and Telephone Density	Other Areas and Original License Areas	Transport Calls Originating/Terminating In the Same Local Area
November 8, 2000	1.100	1.300	0.300
May 8, 2001	1.067	1.261	0.291
November 8, 2001	1.035	1.223	0.282
May 8, 2002	1.004	1.186	0.274
November 8, 2002	0.974	1.151	0.266

(1)	The Public Emergency Law established the pesification of these rates which previously were in U.S. dollars.

International Long-Distance Service

Telefónica Argentina’s revenues from its sales of international long-distance service since October 1, 1999 have consisted of:

•	amounts billed to its local service customers who have not presubscribed with another long-distance provider and Telecom’s local service customers (through a presubscription process) for outgoing telephone calls,

•	amounts earned from foreign (non-Argentine) telecommunications carriers and administrations (“foreign carriers”) for connection to the Argentine telephone network, net of the amounts paid to foreign carriers for the termination of outgoing calls from the network,

•	international telex services, and

•	international point-to-point leased circuits.

Rates charged to Telefónica Argentina’s customers before the enactment of the Public Emergency Law were set in foreign currency and varied depending on time of day and destination. Different discount plans were applied to those rates considering, factors such as: total traffic, destination and the time of day when the call is made. The pesification and freezing of the tariffs included those of international long-distance calls irrespective of the charges Telefónica Argentina had to pay to terminate a call in the country of destination.

Telintar, until May 1, 1999, and TLDA, from May 1, 1999 through September 30, 1999, had provided international telephone service which Telefónica Argentina now provides. Telefónica Argentina’s revenues related to international long-distance telephone service and other telecommunication services include charges that TLDA, Startel and Telefónica Data have paid or pay Telefónica Argentina for access to and leasing of our network, the rendering of administrative services and charges paid by cooperative and cellular telephone companies.

Currently, Telefónica Argentina is licensed to provide international services throughout Argentina. Until September 30, 1999, Telefónica Argentina realized international service revenue indirectly through TLDA (and prior to TLDA’s succession, through Telintar). See above “—Telefónica’s Reorganization”.

Telefónica Argentina is connected to numerous worldwide submarine cable networks. This access to the global network provides Telefónica Argentina with optical fiber connections to many of the largest and most frequently called international destinations, including Brazil, Uruguay, the United States, the United Kingdom, Venezuela, Germany, France, Japan, Korea, Singapore, Portugal, Spain, Canada, Australia, Italy, Switzerland, Taiwan and Hong Kong.

Currently, Telefónica Argentina is a member of two joint ventures of telecommunications companies organized to construct and operate new submarine cable systems called PANAMERICANO and ATLANTIS-2. PANAMERICANO went into operation in the first quarter of 1999 and stretches north along the Pacific coast from Chile, connecting all Latin American countries having a Pacific shoreline and providing an alternative route to the United States. Operative on February 22, 2000, ATLANTIS-2 offers new routes to the United States, Africa and Europe, with moorings in Argentina, Brazil, Dakar, the Canary Islands, Cape Verde and Portugal.

In December 2002, Telefónica Argentina purchased an Indefeasible Right of Use (IRU) of capacity from Emergia S.A. in its ring network for voice traffic and IPLs (International Private Line), allowing Telefónica Argentina to be part of the Telefónica global network, together with the other affiliates, thus improving quality and services. By means of this network, all of Telefónica’s subsidiaries are interconnected and have more alternatives to route international traffic.

Operating revenues from international long-distance telephone service have included payments for calls carried by the Argentine international service provider under bilateral agreements between Argentine and foreign carriers covering virtually all international long-distance calls into or out of Argentina. The agreements govern the payments to foreign carriers for the use of such carriers’ facilities in connecting international calls billed in Argentina and the payments by the foreign carriers for the use of facilities of Argentine carriers (Telefónica Argentina, and, prior to fiscal year 2000, TLDA and Telintar) in connecting international calls billed abroad. The rates of payment under such agreements are negotiated with each foreign carrier. The practice among carriers is for payments due for the use of overseas networks to be recorded, collected and forwarded by the carriers in the country from which the call is initiated. Settlements among carriers are usually made on a net basis.

Virtually all of the telephones in Telefónica Argentina’s service area are capable of international direct dialing and almost all outgoing international calls are made using international direct dialing rather than operator assistance.

Telephone Equipment

Pursuant to the Reorganization Transactions, Telefónica Argentina, as a successor to Telinver, began selling telephone equipment and accessories as of January 1, 2001. Telefónica Argentina also derives revenues from the sale of telephone booth terminals, cellular handsets, batteries, computers and related equipment. Telefónica Argentina sells equipment through direct telemarketing and through a network of retail stores, Teleshops and other showrooms.

Telinver—Publishing of Telephone Directories

The revenues of Telefónica Argentina’s wholly owned subsidiary Telinver include revenues from the publishing of telephone directories. Under the License Agreement, Telefónica Argentina has the right to edit, publish, and sell advertisements in, as well as the obligation to distribute, telephone directories in every local area that Telefónica Argentina serves, which is principally comprised of the Southern Region. Telefónica Argentina conducts this business through Telinver. Telinver also offers telephone card advertising and e-commerce service through the online shopping portal Páginas Doradas (Yellow Pages).

Telinver was organized in June 1992 and formed a unión transitoria de empresas (“UTE”, analogous to a joint venture) with Meller Comunicaciones S.A. and Meller S.A. The purpose of the UTE was to edit, publish, distribute and sell advertising in telephone directories, including the Páginas Doradas. Telinver owned an 80% interest in the UTE. As of October 8, 1997, the UTE was dissolved. Telinver acquired the undivided 20% of the assets and liabilities of Meller Comunicaciones S.A. and Meller S.A. in the UTE. In addition, all of the rights and obligations of Meller Comunicaciones S.A. and Meller S.A. under the contract with Telefónica Argentina relating to the editing, publication, distribution and sale of advertising in telephone directories were assigned to Telinver. As consideration in that transaction, Telinver paid Meller Comunicaciones S.A. and Meller S.A. a total of Ps.18.6 million.

On December 29, 2000, Telefónica Argentina made an irrevocable contribution to Telinver in the amount of Ps.17 million (equivalent to Ps.37 million of constant pesos as of December 31, 2002) through settlement of certain receivables outstanding with Telinver. On June 28, 2001, Telefónica Argentina made a capital contribution of Ps.79 million (in constant pesos as of December 31, 2002) to Telinver; simultaneously, Telinver distributed cash dividends in the amount of Ps.69 million (in constant pesos as of December 31, 2002). As of December 31, 2002, current liabilities in foreign currency of Telinver exceed current assets in foreign currency by approximately U.S.$36 million and, in addition, total liabilities exceed total assets, so there is negative shareholders’ equity in the amount of Ps.45 million (in constant pesos as of December 31, 2002), a condition that would, under the LSC, call for the company’s dissolution due to accumulated losses if its shareholders equity is not recapitalized. However, the application of these provisions of the LSC has been stayed until December 10, 2003, by Executive Decree 1,269/02, dated July 16, 2002.

Telefónica Argentina is evaluating Telinver’s financing needs in light of the Argentine economic situation and the current difficulties in obtaining credit, including the possibility of granting to Telinver direct financing to cover its short-term cash requirements and, if applicable, obtaining additional financing. If the current difficulties in obtaining refinancing or additional loans for Telinver should continue, Telefónica Argentina has agreed with Telinver to use its best efforts to provide such financing directly, subject to its own fund availability, which depends on the development of the issues affecting its financial situation and cash flows.

Other Sources of Revenues

Other sources of Telefónica Argentina’s revenues include customers’ direct line charges, other charges to affiliates, charges for operator-assisted long-distance calls and other minor miscellaneous customer charges.

Other Services and Investments

E-Commerce Latina

On December 15, 1999, Telinver and Alto Palermo S.A. (“Alto Palermo”), the owner of a number of shopping centers located throughout Argentina, entered into an agreement under which Telinver became a shareholder of E-Commerce Latina S.A. (“E-Commerce Latina”). E-Commerce Latina owns 98% of Altocity.com S.A. (“Altocity”). Altocity engages in the business of selling via the internet a variety of items, including music CDs, electronic appliances, computer hardware and software and books. According to the agreement between Telinver and Alto Palermo, each of Telinver and Alto Palermo will hold a 50% interest in E-Commerce Latina and, subject to certain conditions, Telinver, and Telefónica Argentina as successor, would make capital contributions to E-Commerce Latina in an amount up to U.S.$27 million. As of September 30, 2000 and 2001, Telinver, and Telefónica Argentina as successor, had made capital contributions of Ps.22 million and U.S.$5 million to E-Commerce Latina, respectively (in constant pesos as of December 31, 2002). As part of the Reorganization Transactions, Telinver transferred to Telefónica Argentina its 50% interest in E-Commerce Latina, as of February 1, 2001. In addition, Telefónica Argentina and Alto Palermo undertook to make a capital contribution to E-Commerce Latina for the development of new business lines for a maximum of Ps.12 million, 75% of which is to be contributed by Telefónica Argentina.

Other Investments

As of December 31, 2002, Telefónica Argentina had a 0.12% share in Intelsat U.K., and a 0.15% share in New Skies Satellites N.V. (“New Skies”). Intelsat U.K. owns and operates a global satellite system that provides voice/data and video services via satellite. New Skies is an independent spin-off of Intelsat U.K. to which Intelsat U.K. transferred several satellites. These entities allocate benefits and operating expenses and other costs and expenses to their members. Telefónica Argentina accounts for these allocations as they are reported by these entities.

Under an agreement signed between Telefónica Argentina and Intelsat U.K., the common shares held by Telefónica Argentina in Intelsat U.K. have been pledged as collateral for the payment of the obligations arising in relation to utilized segment capacity. Telefónica Argentina retains its voting and dividend rights on such shares as long as Telefónica Argentina does not incur any event of default. In the opinion of Telefónica Argentina’s management, the restrictions mentioned above will not have a significant effect on its operations.

On December 26, 2002 Telefónica Argentina sold its 1.12% interest in TeleBrasil Sul Celular Participações S.A. for U.S.$570,000.

Telefónica Argentina may from time to time, and in connection with TISA or Telefónica Argentina’s other affiliates, invest in or acquire other assets or equity interests in telecommunications operations in or outside of Argentina.

Collection and Termination Policies

Telefónica Argentina’s policies for past due accounts are as follows: once an account is past due, it first makes numerous recorded and personal calls to resolve the situation followed by formal notifications. If that fails, it restricts the lines to incoming calls and later completely blocks the lines. If the account remains past due after 150 days it engages a collections agency and if the agency is unsuccessful, the line is disconnected. Their termination policies are in compliance with applicable government regulations.

Telefónica Argentina collects customer payments through a number of different channels, including banks, third-party collection channels, their own commercial offices, automatic bank debits and credit cards.

Management Contract

On the Transfer Date, Telefónica Argentina entered into a Management Contract with Telefónica as the operator. Under the Management Contract, Telefónica is responsible for managing Telefónica Argentina’s business and for providing services, expertise and know-how with respect to Telefónica Argentina’s entire range of activities.

As required by the List of Conditions, the Management Contract provides Telefónica with management powers relating to Telefónica Argentina’s day-to-day operations. The basic terms and conditions of the Management Contract and certain related agreements, as in effect on the date hereof, are set forth below.

Operator Responsibilities

The responsibilities of Telefónica include (1) developing general policies; (2) designing personnel and compensation structures; (3) supplying necessary personnel; (4) selecting appropriate technology and expertise; and (5) developing detailed action plans and budgets for Telefónica Argentina’s board of directors.

Management Fee

Under the Management Contract, Telefónica is entitled to receive an annual management fee calculated as a percentage (the “Management Fee Percentage”) of Telefónica Argentina’s net income before deduction for, among other things, depreciation, financial expenses, income tax and the management fee itself. The Management Contract provides that the Management Fee Percentage will be 9% through April 30, 2003. If the contract is extended beyond that date, the Management Fee Percentage is then to be reduced to a negotiated amount ranging between 1.5% and 5.0%. Telefónica and Telefónica Argentina recently agreed to negotiate a new Management Fee Percentage, which will apply retroactively to May 1, 2003. The valuation of each item included in the management fee formula is made in accordance with Argentine GAAP and is subject to review by a recognized external independent accounting firm designated by both Telefónica Argentina and Telefónica, with the report of such firm being conclusive.

During the fiscal year ended December 31, 2002, the three-month fiscal year ended December 31, 2001 and the fiscal years ended September 30, 2001, 2000, 1999 and 1998, management fees were approximately Ps.125 million, Ps.44 million, Ps.269 million, Ps.323 million, Ps.330 million and Ps.343 million, respectively (in constant pesos as of December 31, 2002). The management fee obligation is in addition to Telefónica Argentina’s obligation under the Management Contract to reimburse Telefónica for all out-of-pocket expenses that Telefónica incurs in connection with its duties under the Management Contract, including payments under subcontracts and the costs of personnel assigned to Telefónica Argentina.

Duration

The Management Contract originally had a seven-year term coinciding with the period of exclusivity provided for in the List of Conditions. The contract was automatically extended for an additional period coinciding with the extension of the period of exclusivity of Telefónica Argentina’s license to provide telecommunications services. As Telefónica Argentina’s license was exclusive until October 10, 1999 (see “—Competition” below), Telefónica and Telefónica Argentina continued to honor the terms of the Management Contract until such date. At Telefónica’s option, the Management Contract was extended through April 30, 2003. At the expiration of the above term, Telefónica is entitled, at its sole discretion, to an additional five-year extension through 2008, subject to the renegotiation of the management fee within certain limits established in the Management Contract. On October 31, 2002, Telefónica notified Telefónica Argentina that it had exercised its right to extend the term of the Management Contract for an additional 5-year term. On April 30, 2003, Telefónica Argentina and Telefónica entered into another agreement to supplement the Management Agreement in force between them. Pursuant to this supplementary agreement, Telefónica Argentina and Telefónica have agreed as follows: (i) as from May 1, 2003, through June 30, 2003, the parties will continue renegotiating the management fees to be paid by Telefónica Argentina to Telefónica, in the latter’s position as operator responsible for the comprehensive management of the Telefónica Argentina’s activities, and (ii) that during the extension of the established renegotiation term, payment of the fee will be temporarily suspended, as the fee eventually agreed upon between the parties would be applied retroactively to May 1, 2003. On June 26, 2003, Telefónica Argentina’s Board of Directors resolved to ask Telefónica for a 30-day extension of the negotiation term.

Telefónica may terminate the Management Contract due to:

(1)	a delay of more than three months in the payment of the management fee;

(2)	the failure by Telefónica Argentina to implement certain management decisions proposed by Telefónica;

(3)	the revocation of Telefónica Argentina’s license due to any action or inaction of Cointel or Telefónica Argentina; or

(4)	the development of an irreconcilable conflict with Telefónica Argentina regarding the management of its business.

In the event Telefónica terminates the Management Contract for any reason other than point (4) above, Telefónica Argentina is liable for all damages suffered by Telefónica as a result of such termination. If Telefónica terminates the Management Contract based on an irreconcilable conflict concerning general policies, a plan of action or the annual budget, it would be entitled to receive, as liquidated damages for 20 quarters following termination, an amount equal to 45% of the average quarterly management fee received during the preceding three years; provided, however, that payments for any remaining quarters after April 30, 2003 would be reduced to 33% of the average quarterly management fee. Telefónica may terminate the Management Contract due to the revocation of its license to provide telecommunications services due to the action or inaction of Telefónica Argentina or the liquidation or bankruptcy of Telefónica.

Capital Expenditures

Pursuant to applicable regulations, Telefónica Argentina had to meet certain minimum annual standards regarding the expansion of it telephone system and improvement to the quality of service in order to maintain the exclusivity of our original license. The contract that now sets the terms of our non-exclusive license also contains a number of operating standards. See below “—Regulatory Matters—Service Requirements”.

The following table sets forth Telefónica Argentina’s capital expenditures for the periods indicated.

	Capital Expenditures(1)(2)
	Twelve-Month Fiscal Year Ended December 31, 2002(3)	Three-Month Fiscal Year Ended December 31, 2001	Twelve-Month Fiscal Year Ended September 30, 2001	Twelve-Month Fiscal Year Ended September 30, 2000(4)
	(in millions of constant pesos as of December 31, 2002)
Buildings, Land and Equipment	4	33	76	207
Switching and Transmission	73	76	319	340
External Plant(5)	20	52	240	325
Telephone Equipment	14	24	105	122
Materials	10	–	61	63
Other	29	23	83	79
Total	150	208	884	1,136

(1)	The allocation of work in progress and prepayments to vendors among items has been estimated.
(2)	See Note 2.2 of Telefónica Argentina Consolidated Annual Financial Statements.
(3)	Excludes Ps.29 million (in constant pesos as of December 31, 2002) in construction in process corresponding to capitalized exchange differences.
(4)	Includes Ps.13 million (in constant pesos as of December 31, 2002) from Startel’s assets merged into us.
(5)	“External Plant” includes transmission lines and other transmission facilities (principally underground cables), but excludes real property not associated with transmission facilities, which is included under “Buildings, Land and Equipment”.

As of September 30, 2001, the net value of fixed assets and intangible assets spun off effective February 1, 2001, as part of the Reorganization Transactions, amounted to approximately Ps.1,968 million and Ps.807 million, respectively, in constant pesos as of December 31, 2002. Telefónica Argentina made capital expenditures well in excess of the amounts needed to satisfy the minimum qualitative and quantitative standards called for by the List of Conditions. The requirements with respect to line installations extended through December 1996.

In addition, Telefónica Argentina agreed, as part of its purchase of Compañía Argentina de Teléfonos S.A., to install a significant number of digital lines and public telephones and to provide the Province of Mendoza, its municipalities and its provincially owned businesses with telephone service at a discount of 20%, except for international calls, until June 30, 2005.

For the fiscal year ending December 31, 2003, Telefónica Argentina expects to make capital expenditures of approximately Ps.200 million expressed in constant pesos as of December 31, 2002. Estimates for capital expenditures are preliminary and are based upon assumptions regarding commercial, technical and economic factors such as rates for telecommunications services, exchange rates, inflation, demand and availability of equipment and buildings. See “—Business Strategy” and Item 5: “Operating and Financial Review and Prospects—Liquidity and Capital Resources”.

Competition

Until the deregulation of the access to the Argentine telecommunications market, Telefónica Argentina had been the only licensed provider of wireline public telecommunications services and basic telephone services in the Southern Region, where it owned virtually all public exchanges, the network of local telephone lines and the principal domestic long-distance telephone transmission facilities. Telecom had been the only licensed supplier of such services in the Northern Region. Since 1999, the Argentine government has issued a number of decrees liberalizing the telecommunications market and awarded numerous licenses. As a result, a number of new operators have entered the market. The new providers of local, domestic long-distance and international telephone services are now direct competitors of Telefónica Argentina. The operators owning data transmission networks and other companies providing wireless services (including companies spun off from Telefónica Argentina in the Reorganization Transactions) are Telefónica Argentina’s indirect competitors to the extent those services may be substitutes for wireline telephony.

The following table provides, as of January 1, 2003, the number of licenses granted per service:

Type of license	Quantity (1)
Basic telephone service	261
Local telephony	61
Domestic long-distance	99
International long-distance	98
Public telephone	48
Internet access	28
Data transmission service	421
Value-added service	635
Cellular service	5
Total	1,656

(1)	Although there have been numerous licenses granted, most license holders have not entered the market or are not currently active. Many of these licenses have been granted for a specific geographic area.

Telefónica Argentina is the incumbent operator in the Southern Region. The liberalization of access to the telecommunications market has not yet materially affected Telefónica Argentina’s market share. Changes in technology and the entrance of alternative operators such as data, cable and internet service providers could subject Telefónica Argentina to significant competition and negatively affect its market share and revenues.

Competition may be affected by changes in technology in the future. The telecommunications industry is subject to continuous, rapid and significant changes in technology and to the related introduction of new products and services. Telefónica Argentina’s network is digital and relatively new, which should help it maintain its competitive position going forward. While Telefónica Argentina believes that in the foreseeable future these changes will not materially affect the continued efficacy of already implemented technologies and that Telefónica Argentina will be able to obtain access to appropriate technologies on a timely basis, neither we nor Telefónica Argentina can predict with certainty the effect of technological changes on Telefónica Argentina’s business. New services and technological advances may offer additional opportunities to compete against Telefónica Argentina on the basis of cost, quality or functionality. It may not be practicable or cost-effective for Telefónica Argentina to replace or upgrade its installed technologies in response to competitors’ actions. Responding to such change may require Telefónica Argentina to devote substantial capital to the development, procurement or implementation of new technologies, and may be dependent upon its ability to obtain additional financing. Although Telefónica Argentina believes that, for the foreseeable future, existing and developing technologies will not materially adversely affect the viability or competitiveness of its telecommunications business, it can give no assurance as to the nature and extent of the impact on Telefónica Argentina of technological change.

Competition has and may continue to be affected by the business strategies and alliances of our and Telefónica Argentina’s competitors and the general business and economic climate in Argentina, including changes in demand, interest rates, inflation rates and the peso/U.S. dollar exchange rate, which may affect us and our competitors differently, not necessarily to our advantage. Additionally, a continuing trend toward business combinations and reorganizations in the telecommunications industry may create powerful new competitors.

Basic Telephone Services

Telefónica Argentina is the incumbent provider of basic telephone services in the Southern Region. However, other licensees currently providing local telephone services include Telecom, Techtel S.A. (a subsidiary of Techint S.A. and of which Telmex is also a shareholder), Impsat, AT&T Latin America, CTI, Movicom Bell South and Comsat.

Telefónica Argentina is now using an expanded fiber-optic network in the Northern Region to carry long-distance traffic and in a multiservice network to provide local service in the three most important cities in the Northern Region where Telecom is the incumbent provider. Telefónica Argentina has expanded and improved its network capacity by, among other means: (1) the construction of fixed wireless networks equipped to provide symmetric and asymmetric voice services in the Northern Region; (2) activating new lines and focusing on achieving full capacity utilization on plant additions and on existing network capacity; and (3) others, including the expansion of the transmission network to accommodate current traffic (including local, multiple-area, domestic long-distance, and submarine cable traffic). As of December 31, 2002, Telefónica Argentina had built approximately 16,700 kilometers of an optical fiber network, of which (1) 5,000 kilometers are in the Northern Region for domestic long-distance transmission between major cities, and (2) 11,700 kilometers make up another optical fiber network for transmission between local exchanges. The fiber-optic network currently extends to several of the larger Northern cities in Argentina. Telefónica Argentina uses supplemental leasing of circuits from other providers to increase its ability to offer long-distance service in the Northern Region. As of the date of this Annual Report, Telefónica Argentina has approximately 22,000 lines in service in the Northern Region.

Domestic Long-Distance Service

Telefónica Argentina’s principal competitors in providing domestic long-distance telephone services are Telecom, Movicom Bell South, AT&T Latin America, CTI, Comsat, Impsat and Techtel. Telefónica Argentina’s exposure to competition has increased due to the pre-subscription process and is likely to increase once carrier selection through dialing (“call by call”) is fully implemented. See “—Regulatory Matters—Regulations Related to Long-Distance Services”. As a consequence of the pre-subscription process, certain local service customers opted for one of our competitors (Movicom Bell South, AT&T Latin America, CTI, Comsat, Impsat, Techtel and Telecom), and certain Telecom local services customers opted for Telefónica Argentina or for Movicom Bell South, KeyTech (AT&T Latin America), CTI, Comsat, Impsat, or Techtel as their new provider of long-distance services. As of December 31, 2002, the total number of long-distance services customers gained (approximately 215,000 lines) was less than customers lost (approximately 676,000 lines). Telefónica Argentina has recently focused on “win-back” activities regarding those customers that opted for other providers. Customers will be able in the near future to select their long-distance provider by dialing a specific three-digit code number at the time they make a call. This new system, when fully operative, will co-exist as an alternative for the pre-subscription provider for the line that originates a long-distance call. As of the date of this Annual Report, Telefónica Argentina’s networks and equipment are available to provide the selection services, but no operator has asked Telefónica Argentina for interconnection.

International Long-Distance Service

Domestically, Telefónica Argentina faces competition mainly from Telecom, CTI, Movicom Bell South and Comsat with regards to international service. Such competition is affected by factors, including price, service, technical performance, marketing strategy and functionality.

The impact of the devaluation of the peso and the Public Emergency Law had the effect of decreasing the value of rates in U.S. dollars for international long-distance calls. Settlement rates charged by third parties continue to be denominated in U.S. dollars, and Telefónica Argentina has historically experienced a larger number of minutes received as compared to minutes sent. Average settlement rates of minutes received are lower as compared to those for minutes sent.

Public Telephone Service

Telefónica Argentina’s principal competitors for public telephone service are Telecom, Telefonía Pública y Privada S.A. (formerly DAKOTA) and Telecentro S.A., a cable television operator. As of December 31, 2002, Telefónica Argentina owned 101,552 public phones in Argentina. As of March 31, 2003, there were 53 licenses granted to service providers, but there were only 17,300 public phones installed in the Southern Region not belonging to Telefónica Argentina.

Internet Access and Value-Added Services

Currently, Telefónica Data, Telecom and other companies are licensed to provide internet access and value-added services throughout Argentina. A number of companies have obtained or expanded their internet access products and services as a result of acquisitions and strategic investments in Argentina. Similar acquisitions by Telefónica Argentina’s competitors may permit these competitors to devote greater resources to the development and marketing of new competitive products and services and to the marketing of existing competitive products and services. We and Telefónica Argentina expect acquisitions and strategic investments in the internet business to increase, creating significant new competitors.

We believe in Telefónica Argentina’s ability to compete successfully in providing internet access services depends on a number of factors, including: industry presence; the ability to implement a rapid expansion strategy; the capacity, reliability and security of Telefónica Argentina’s network infrastructure; provision of easy access to and navigation on the internet; the pricing policies of competitors and suppliers; the timing of the introduction of new products and services by Telefónica Argentina and its competitors; Telefónica Argentina’s ability to support industry standards; and industry and economic trends.

To that end, Telefónica Argentina is offering ADSL service. ADSL works by splitting an existing telephone line signal in two, one signal for voice and the other for data. ADSL permits internet access simultaneously with telephone usage and provides a fast internet connection. Telefónica Argentina is capable of providing this service through its own network and, as of December 31, 2002, had 34,410 customers subscribed to this service. We expect to expand our offering of this service in 2003.

Indirect Competitors

Cellular services have, since their inception, competed directly against wireline local services that Telefónica Argentina provides because cellular and PCS are alternatives to those services, as well as to public telephone services. Telefónica Argentina also faces competition from PCS providers such as Telefónica Argentina Comunicaciones Personales, Telecom Personal, CTI and Movicom. PCS is a telecommunications service similar to cellular services. PCS may not be limited to mobile services and may include fixed services; PCS licensees may render these fixed services within the geographic areas that Telefónica Argentina serves. Also, current technology permits telephone calls and internet access (which itself may be used to carry voice calls) via cable, and it is reasonable to expect that Telefónica Argentina will face some amount of competition from cable companies, although no cable company has begun to provide such services yet.

Media Business

We conduct the Media Business through our (i) 26.82% interest in Atco, a holding company with direct and indirect interests in open-air broadcast television stations and in radio stations and (ii) 26.82% interest in ACISA, a holding company that until its disposal, had a direct and indirect interest in open-air broadcast television stations.

Dispositions

Since January 1, 2000, we have sold, directly or indirectly, the following ownership interests:

Name of Company	Class and Number of Shares		Percentage of Equity Represented(2)	Sale Price(1)	Disposition Year
SHOSA(3)	N/A	70,480,161	100.0%	863	2000
South Cable	N/A	12,000	100.0%	270	2000
Forestal Norteña and other receivables (4)	N/A	18,877,929	100.0%	85	2000
TyC	N/A	10,032,000	20.0%	175	2001

(1)	In millions of constant pesos as of December 31, 2002.
(2)	Covers both the Common and Preferred Shares sold.
(3)	On December 15, 2000, we sold our indirect ownership interest in Cablevisión through the disposition of the ownership interest in SHOSA, the principal asset of which at the time was its ownership interest in Cablevisión.
(4)	On December 15, 2000, we entered into an agreement with AMICH under which we transferred to AMICH: (a) its 100% ownership interest in Forestal Norteña, (b) the right to collect from the Clarín Group shareholders and Grupo Clarín the balance of U.S.$18.6 million plus related interest, derived from the disposition of Holding’s indirect ownership interests in Coinca and Invercab S.A. in September 1997, (c) the rights and obligations under the agreement subscribed between IATE, we and other parties mentioned below and (d) other minor receivables.

As of June 30, 2002, ACISA held indirect equity interest in licensed broadcast television companies in Buenos Aires and other cities of the interior of Argentina through Prime Argentina S.A. (Holdings) (“Prime”). On July 4, 2002, ACISA and Hannover Nominees Ltd. (together the Prime’s shareholders) sold their ownership interest in Prime for an amount of US$12 million to Grupo H.F.S. Media S.A.  Consequently, we no longer have an indirect ownership interest in the licensed broadcast television companies through ACISA as from the above-mentioned date.

Regulatory Matters

Introduction

Telefónica Argentina operates in a regulated industry. The operation of telecommunications systems in Argentina has been and is subject to laws and regulations.

The provision of telecommunications services is regulated by the Secretary of Communications and supervised by the National Communications Commission, subject to the participation in certain cases of the Secretary of Competition, Deregulation and Consumer’s Defense (the Secretaría de la Competencia, la Desregulación y la Defensa del Consumidor). The Secretary of Communications establishes the legal framework and policies. The National Communications Commission enforces the legal framework and policies and supervises the telecommunications industry. The Secretary of Competition, Deregulation and Consumer’s Defense enforces and supervises competition and consumers’ protection regulations.

The National Communications Commission has authority, among other things, to:

•	supervise regulatory compliance, including the achievement of the mandatory goals set forth by the List of Conditions;

•	approve equipment to be installed on the user side of the network and at the operating interface between Telefónica Argentina and any independent operators and between Telefónica Argentina and the suppliers of competing services;

•	propose to the Secretary of Communications the determination of technical and service standards and supervise compliance with such standards;

•	resolve through administrative proceedings certain types of disputes between Telefónica Argentina and our customers and between Telefónica Argentina and other suppliers of telecommunications services; and

•	approve changes to service requirements.

In compliance with its mandate, the Secretary of Communications has issued resolutions to regulate several aspects of telephone services, principally in the areas of interconnection of the network, contracting procedures and complaint procedures. It is customary that affected parties review and comment upon such proposed regulations both before and after resolutions are approved. In the ordinary course of its business, objections to certain of the resolutions have been filed by Telefónica Argentina and are pending. The Secretary of Communications has from time to time required opinions from interested parties, including Telefónica Argentina, other providers of telecommunications services, consumer groups and other entities related to the telecommunications industry regarding several issues, such as those relating to the restructuring of rates, basic telephone service, service quality, interconnection with other service providers and financial and accounting information. These regulations issued by the Secretary of Communications, together with the List of Conditions, the Transfer Contract and the licenses granted to Telefónica Argentina to provide the telecommunications services described herein and in the National Telecommunications Law No. 19,798, as amended, the decrees establishing the National Communications Commission and certain other laws and regulations, such as Decree 764/00, provide the general legal framework for Telefónica Argentina’s activities.

Based upon information currently available, except in connection with tariff renegotiation, where we and Telefónica Argentina are uncertain whether the evolution of such regulatory framework will materially and adversely affect the viability or general competitiveness of Telefónica Argentina’s telecommunications business, neither we nor Telefónica Argentina are aware of any regulatory changes that might materially and adversely affect Telefónica Argentina. Nevertheless, neither Telefónica Argentina nor we are in a position to control the nature, extent and timing of government action in this area or to predict with any certainty the course of such developments.

Liberalization of Telecommunications Services

Pursuant to Telefónica Argentina’s original License, Telefónica Argentina had the exclusive License to provide basic telephone services to the Southern Region. On March 10, 1998, the Argentine government issued Decree No. 264/98, which extended this period of exclusivity until a date that the Secretary of Communications later set, pursuant to Resolution No. 1686/99, as October 10, 1999. In addition, Decree No. 264/98 set forth both optional and mandatory operating conditions with respect to the provision of basic telephone services that applied both during and as a condition for the maintenance of exclusivity.

Decree No. 264/98 also established a period of transition to competition in the telecommunications industry and provided a schedule for other liberalization of competition that included:

•	the immediate opening to competition of public telephone services pursuant to regulations that were to be issued by the Secretary of Communications;

•	beginning June 21, 1998, the opening to competition of rural telephone services; and

•	the opening to competition of the market for data transmission services to southern South American countries comprising the MERCOSUR trading bloc after January 1, 1999, subject to the compliance with certain conditions such as the opening (which has not yet occurred) of the telecommunications services market to cross-border competition among the MERCOSUR countries.

The liberalization of domestic and international long-distance services under Decree No. 264/98 began on November 8, 2000, when those entities, which had obtained the licenses or had been granted those licenses under the terms of the General Licensing Rules, were authorized to provide such services. On June 9, 2000, the Argentine government issued Decree No. 465/00, which provided for the complete liberalization of access to the telecommunications market as of November 9, 2000.

Current Regulatory Environment

On September 3, 2000, the Argentine government issued Decree No. 764/00, which, in the context of the deregulation of the access to the telecommunications market, approved the Rules for Licensees for Telecommunications Services, the Rules for Interconnection, the Rules for Universal Service and the Rules for the Administration, Management and Control of the Radioelectric Spectrum. These rules constitute the current regulatory framework applicable to Telefónica Argentina. The above-mentioned rules address, among other issues, the requirements to obtain the licenses to render telecommunications services; the conditions to establish tariffs and the providers’ obligations; the technical and economic aspects for interconnection to the networks of different providers; the programs, administration and economic issues of Universal Service; and the principles that will govern the management and control of the radioelectric spectrum. On September 19, 2000, Telefónica Argentina filed a petition against certain specific issues of Decree No. 764/00. There has not yet been a ruling on these issues. As of the date of this Annual Report, the Secretary of Communications has not yet issued the

General Rules regarding Restrictive Practices in Competition and Cross-Subsidies mandated by the provisions of Decree No. 264/98.

The Rules for General Licenses established that (1) a free-price regime would be established for the new entrants, together with a fixed-rate regime for the incumbent operators, except in the case there is “effective competition” for specific services and areas, (2) one license may serve for all telecommunications services and (3) radio and television operators may receive licenses to provide telecommunication services.

The Rules for Management and Control of the Radioelectric Spectrum established the procedure for the granting of a frequency license when there are multiple bidders, or if frequencies are or may become scarce, and established that licensees may operate the frequencies nationwide only when it is strictly necessary.

Rates

The Transfer Contract provided that Telefónica Argentina could adjust its rates based on changes in the Argentine consumer price index and fluctuations in Argentine currency with respect to the U.S. dollar. However, since April 1, 1991, the Convertibility Law and Decree No. 529/91 have prohibited, as a general matter, indexation of amounts expressed in Argentine currency and, therefore, the original tariff regime provided by the Transfer Contract was modified by the Argentine government, resulting in a new rate agreement. This new tariff agreement provided for Telefónica Argentina’s telephone tariffs to be denominated in U.S. dollars and, at the election of Telecom and Telefónica Argentina, for the semiannual adjustment of the U.S. dollar-denominated price per pulse in accordance with changes in the U.S. consumer price index. These semiannual adjustments were applied from 1992 to 1999. However, the Argentine government, Telecom and Telefónica Argentina agreed that in 2000 and 2001 there were to be no regular semiannual April or October adjustments of their tariffs.

The Transfer Contract also contemplates the possibility of automatically adjusting rates in view of extraordinary unforeseen events as therein defined, or events or acts by the Argentine government that materially affect the original economic and financial equation contemplated in the Transfer Contract.

In 2002, the Public Emergency Law introduced significant changes to the agreements executed by the Argentine government, including those regarding public works and services, such as Telefónica Argentina’s rate agreements. This law mandates that the prices and tariffs resulting from such agreements shall be converted into pesos at a rate of one peso per U.S. dollar and frozen, not permitting indexation of any kind. It also authorizes the Argentine government to renegotiate the above-mentioned contracts, taking into account the following criteria in relation to public utility services:

•	the impact of the tariffs on the competitiveness of the economy and on the distribution of income;

•	service quality and investment plans, when such issues are included in the pertinent agreements;

•	the interest of users and the access to the services;

•	the security of the systems; and

•	the profitability of the companies affected thereby.

On February 12, 2002, the Argentine government issued Decree No. 293/02, which entrusts the Ministry of the Economy with renegotiation of public services agreements affected by the Public Emergency Law, including agreements governing the provision of basic telephone services. Proposed agreements or recommendations resulting from the renegotiation process and executed by the Ministry of the Economy are to be submitted to a special commission created within the Argentine Congress for its consideration, although the commission’s opinion shall not be binding upon the parties.

The original term of the renegotiation process was 120 days and was extended for an additional 120 days by Decree No. 1839/02 dated September 16, 2002. Resolution No. 62/03 of the Ministry of Economy dated January 31, 2003, further extended the above term another 60 business days.

In order to assist public utility companies in the renegotiation process, the Ministry of Economy issued procedural guidelines establishing a schedule comprised of four phases:

•	informal meetings with the relevant parties to discuss the renegotiation process;

•	presentations by public utility companies explaining how they have been impacted by the crisis and submitting proposals for possible solutions;

•	discussion and analysis of the proposals; and

•	submission of proposed agreements to the Ministry of the Economy for consideration.

Pursuant to the process established for the renegotiations, Telefónica Argentina submitted a proposal regarding its tariff regime. Telefónica Argentina proposed that the Argentine government reinstate the tariff regime that was suspended in 1991 provided for under the Transfer Contract, reinstating the peso-denominated tariffs indexed to the monthly Argentine consumer price index. Under Telefónica Argentina’s proposal, if there were significant differences between the Argentine consumer price index and the variation of the U.S. dollar/peso exchange rate as stated in the Transfer Contract, the tariffs would be adjusted by applying a formula equal to 40% of the monthly variation in the exchange rate of the U.S. dollar and 60% of the variation of the monthly consumer price index in Argentina. Telefónica Argentina also proposed alternative approaches to achieve a tariff regime that would reflect current prices while considering the present general situation of the consumer, including a transitional tariff regime that would ease tariffs from the current fixed tariffs to the tariffs calculated as described above in accordance with the Transfer Contract.

In our and Telefónica Argentina’s management’s opinion and in the opinion of Telefónica Argentina’s legal counsel, the changes in the Argentine economic model experienced since the beginning of 2002, including the enactment of the Public Emergency Law, the depreciation of the Argentine peso against the U.S. dollar, the increase of domestic prices and the pesification and freezing of tariffs, constitute extraordinary economic events that modified the economic and legal framework established by the Convertibility Law. Such events have significantly changed the economic and financial equation and so justify an adjustment of the tariff regime to reflect the currently prevailing circumstances, such adjustment being fully in agreement with the principles set forth in the List of Conditions and the Transfer Contract, so as to ensure a regular, continued and efficient service supply. The Transfer Contract contemplates the possibility of automatically adjusting tariffs in view of extraordinary unforeseen events as therein defined, or events or acts by the Argentine government that materially affect the original economic and financial equation contemplated in the Transfer Contract. The Transfer Contract also provides for Telefónica Argentina’s compensation from the Argentine government to Telefónica Argentina when extraordinary events take place, including acts and decisions by the Argentine government, such as a freeze on tariffs or price controls, and the procedures to be followed to collect such compensation.

The Ministry of Economy, by Resolution No. 72/03, approved a method to calculate and transfer to Telefónica Argentina’s clients the impact of the tax on bank checking account transactions introduced by Law No. 25,413 that is paid by Telefónica Argentina on or after the effective date of such resolution. Resolution No. 72/03 explicitly referred to the Transfer Contract as a basis for approving such resolution. We believe that the position that the Ministry of the Economy took in this resolution is consistent with Telefónica Argentina’s proposal and its understanding of its rights under the Transfer Contract. According to Resolution 72/03, any such tax paid before that date should be included in the contract renegotiation required under the Public Emergency Law.

Pursuant to Emergency Decree No. 120/03 issued by the Argentine government on January 23, 2003, the Argentine government may provide for interim tariff revisions or adjustments as may be deemed necessary or convenient for the purposes of ensuring the continued availability, safety and quality of services provided to users under these contracts until the process of renegotiation of public service contracts and licenses required under the Public Emergency Law is completed.

On January 29, 2003, the Argentine government issued Decree No. 146/03, which establishes a temporary tariff adjustment for the provision of energy and gas services. However, such measure has been judicially challenged and currently suspended by an injunction. Telefónica Argentina has requested the interim adjustment of its tariffs, but no decision has been reached on this issue. We cannot assure you that Telefónica Argentina will obtain the temporary adjustment of its tariffs, or even if Telefónica Argentina obtains it, we cannot assure you that such adjustment will not be judicially challenged.

According to our and Telefónica Argentina’s management’s opinion and in the opinion of Telefónica Argentina’s legal counsel, under general administrative law principles applicable to the Transfer Contract and

List of Conditions, future tariffs should be fixed at a level which is sufficiently fair to cover service costs so as to preserve a regular, continued and efficient public telephone service supply within the legal framework by which the Transfer Contract is governed. Nevertheless, no assurance can be given that the Argentine government will adopt our position in respect of the effect of the Transfer Contract. If as a result of the renegotiation, future tariffs evolve at a pace well below that established in the Transfer Contract, such tariff regime would have a material adverse effect on Telefónica Argentina’s future financial position and results of operations. As of the date of this Annual Report, our and Telefónica Argentina’s management are unable to foresee the final result of the renegotiation under the Public Emergency Law or when or what tariff regime will be in effect in the future. It is possible that such tariff regime will not maintain the value of Telefónica Argentina’s rates in U.S. dollars or constant pesos over time in accordance with any past and potential future increases in the general price levels. Telefónica Argentina does not know when the renegotiations will be concluded and whether they will be concluded in a manner that would not have a material adverse effect.

Rate Regulations

Decree No. 764/00 establishes that providers of telephone services may freely set rates and/or prices for their services, which shall be applied on a nondiscriminatory basis. However, until the Secretary of Communications determines that there is effective competition for telecommunications services, the “dominant” providers in such areas, which include Telefónica Argentina, must respect the maximum tariffs established in the General Rate Structure. Below the values established in such tariff structure, such providers may freely set their rates by areas, routes, long-distance legs and/or customer groups. To determine the existence of effective competition, the dominant providers must demonstrate that other providers of the same service obtained 20% of the total revenues for such service in the local area of the basic telephone service involved. Effective competition will be considered to exist in the provision of national or international long-distance services for calls originated in a local area covered by basic telephone service when the customers in such area are able to choose, through the dialing selection method, among more than two service providers, if each of them offers more than one long-distance destination.

Except for areas and services where effective competition is demonstrated to exist, the rate agreements established a maximum rate per pulse denominated in U.S. dollars. The rate agreements also allowed Telefónica Argentina to adjust this rate for changes in the U.S. consumer price index on April 1 and October 1 of each year. However, as mentioned above, the Public Emergency Law converted these tariffs into pesos at a rate of one peso per U.S. dollar, provided for the freezing of such tariffs, and established that the Argentine government would renegotiate the tariff regime.

Under the tariff regulation mechanism in effect known as “price cap”, Decree No. 264/98 provided a 4% reduction (in constant dollar terms) in tariffs, in terms similar to the method provided by the List of Conditions, that was to be applied during each year of the transition period to basic telephone service tariffs, with 90% of such reduction to be applied to domestic long-distance services. Telefónica Argentina has applied the same 4% reduction to international rates.

On November 3, 1999, the Secretary of Communications issued Resolution No. 2,925/99, which, based on the assumption of a lack of effective competition as of such date, provided for a 5.5% reduction in basic telephone service tariffs for the period from November 1999 through November 2000. Such reduction was applied to the following services: detailed billing, domestic long-distance and international long-distance. Likewise, the starting time of the domestic and international long-distance reduced rate was brought forward.

In April 2000 and March 2001, Telecom, the Secretary of Communications, and Telefónica Argentina executed rate agreements, which, subject to the approval by the Ministry of the Economy, provided the terms under which the price caps would be applied:

1.	Price cap as of November 8, 2000: The Secretary of Communications established that the rate reduction for the period November 2000 to November 2001 would amount to 6.75%. The reduction would be applied through discount plans that were effective as from March 2000 (commercial and government basic tariffs, local measured service, and the application of certain preferential rates of internet access), the non-application of charges set forth in Resolution No. 2,926/99 until November 8, 2001 and the non-application during such year of the two semiannual adjustments to the pulse value for the above-mentioned U.S. consumer price index. Given that such plans were brought into effect ahead of schedule, the accumulated effects of the above-mentioned rate reductions would be applied to the computation of price caps for the periods beginning November 2000, 2001 and 2002 adjusted at an interest rate of 12% per year.

Furthermore, it was established that the difference between the effect of the discounts already granted and that of a 6% reduction would be applied on November 8, 2000 across different items of the rate structure, and the additional 0.75% reduction to be applied as defined by the Licenses.

2.	Price cap as of November 8, 2001: The Secretary of Communications established that the efficiency factor for the price cap applicable for the period November 2001 to November 2002 would amount to 5.6%. This rate reduction is to be implemented through (a) the non-adjustment of the pulse value for the U.S. consumer price index for such year, adjusting the effect at the 12% annual rate in order to measure it against the total expected 5.6% reduction; (b) any balance resulting from the non-application of the adjustment to the value of the telephone pulse in the period 2000/2001, as well as any balance remaining in respect to a variety of items included in the 2000/2001 price cap; and (c) any unapplied price cap portion remaining after the rate reductions mentioned in (a) and (b) above with respect to the 5.6% rate reduction, should be applied in the following manner: 70% as provided by us, 15% to the local service, and 15% to other services as required by the Secretary of Communications, other than monthly basic charges and the local measured service.

3.	Price cap as of November 8, 2002 through November 7, 2003: The Secretary of Communications established that the efficiency factor could not exceed 5%, but it has yet to confirm the exact amount.

Although the reductions mentioned in point 1 above and the early reductions referred to in point 2 above are being applied by Telefónica Argentina, the related agreements have not yet been approved by the Ministry of the Economy. As of the date of this Annual Report, the effect of the discount plans implemented has not been established as compared to the rate reduction percentages provided by such agreements, and the Secretary of Communications has not approved how to apply the rate reduction mentioned in point 1.

On the other hand, in relation to the lawsuit filed by Consumidores Libres Cooperativa Limitada de Provisión de Servicios Comunitarios (the Free Consumers Cooperative) on October 4, 2001, a Federal Court of Appeals issued a temporary injunction requested by the Free Consumers Cooperative ordering Telefónica Argentina, Telecom and the Argentine government to refrain from applying the corrections set forth in the rate agreements approved by Decree No. 2,585/91 until a final judgment is rendered in the case. See Item 8: “Financial Information—Legal Proceedings—Other Claims”.

In our and Telefónica Argentina management’s opinion and the opinion of Telefónica Argentina’s legal counsel, the outcome of the issues related to the rate agreements of April 2000 and March 2001 and the lawsuit filed by the Free Consumers Cooperative could affect only the maximum tariffs for future services that Telefónica Argentina is authorized to charge its customers regarding services, areas or customers in which the Argentine government did not declare the existence of effective competition. As of December 31, 2002, these maximum tariffs are determined by applying to tariffs effective as of November 7, 2000, the discounts applied in order to implement the price caps related to November 8, 2000 and November 8, 2001 under the above-mentioned rate agreements.

Under the price cap mechanism currently in effect, the rate reduction percentage and the services to which such reductions will eventually apply depend on the final approval of the above-mentioned rate agreements, and on the outcome of the legal proceedings commenced by Free Consumers Cooperative regarding the effective tariff system. Based on current tariff regulation mechanisms, and considering Telefónica Argentina’s defense described in Item 8: “Financial Information—Legal Proceedings—Other Claims” against the above-mentioned legal proceedings, in our and Telefónica Argentina’s opinion and in the opinion of legal counsel, the outcome of these issues will not have a negative impact on Telefónica Argentina’s financial position or a material adverse effect on our results of operations. Notwithstanding the foregoing, we cannot assure you that the outcome of such proceeding will be favorable to Telefónica Argentina.

In addition, Decree No. 764/00 reduced, as of November 2000, the interconnection charges for the origin and destination of calls in local areas to 1.1 Argentine cents per minute for those districts with more than 5,000 inhabitants or a telephone-set density above 15 telephones for every 100 inhabitants, to 1.3 Argentine cents per minute for the remaining districts and for those areas included in the original license of independent operators, and to 0.30 cents per minute for the transit within local areas. A 3% semiannual “price cap” reduction was applied during the first two years after these rules and regulations became effective. By virtue of the Public Emergency Law, the interconnection charges related to origin and destination of the calls were pesified at the rate of one peso (Ps.1.00) per U.S. dollar (U.S.$1.00).

Tariff Restructuring

The tariff restructuring granted by Decree No. 92/97, effective on February 1, 1997, established an increase in the price of the monthly basic charge and in local service tariffs and a decrease in the tariffs for domestic and international long-distance services and for domestic long-distance public phone services. The net impact of the tariff restructuring was intended to be neutral on revenues during the two years after it became effective.

On December 1, 1999, the Secretary of Communications issued Resolution No. 4,269/99, which finally determined the excess revenue amount as Ps.18 million rather than the preliminary amount of Ps.14 million for the two-year period between February 1997 and February 1999, as previously determined by the Secretary of Communications. As Resolution No. 18,968/99 similarly provided, Resolution No. 4,269/99 states that the National Communications Commission will determine the form and time of implementation of the corresponding tariff reduction. Telefónica Argentina has filed an appeal for review and modification of Resolution No. 4,269/99, on the grounds that the calculation method used by the Secretary of Communications to determine the impact of the tariff restructuring established by Decree No. 92/97 is flawed. As of the date of this Annual Report, such appeal has not been resolved.

In our and Telefónica Argentina management’s opinion and in the opinion of Telefónica Argentina’s legal counsel, the outcome of the issues related to the tariff restructuring could only affect the maximum tariffs for future services that Telefónica Argentina is authorized to charge our customers regarding services, areas, or customers in which the Argentine government did not declare the existence of actual competition. Therefore, in our and Telefónica Argentina management’s opinion and in the opinion of Telefónica Argentina’s legal counsel, the outcome of these issues will not have a negative impact upon Telefónica Argentina’s financial position or a material adverse effect on our results of operations.

Service Requirements

Pursuant to the List of Conditions and the License Agreement, Telefónica Argentina must ensure continuity, reliability, nondiscrimination and universal service provision. Telefónica Argentina also must provide, among other services, free emergency telephone services, free telephone directories to all subscribers and operator-assisted information. In addition, the List of Conditions sets forth certain mandatory service objectives that Telefónica Argentina had to achieve and maintain. These include requirements pertaining to network penetration (new residential and public telephone lines, waiting-time standards for installation), network performance (frequency of failure, repair time standards, percentage of call completion), customer service (speed of operator’s response, maintenance and information service) and call efficiency (percentage of calls not “dropped” by the network).

Additionally, the List of Conditions provides that Telefónica Argentina must

•	comply with applicable regulations,

•	meet standards established for the physical condition of the network,

•	permit nondiscriminatory access to providers of competing services,

•	maintain connections to all cities presently connected to its network,

•	provide interconnection with international service operators and with other competing networks, as well as access to competing networks for their users, and

•	provide equal access to telephone lines to suppliers of data and value-added services.

In responding to consumer demand for new line installations and to meet the average waiting time requirement, Telefónica Argentina performed line installations in excess of those required in the List of Conditions. As of December 31, 2002, its backlog of pending applications for service was 13,764 lines.

Revocability of Telefónica Argentina’s License

Telefónica Argentina’s License is revocable in the case of serious noncompliance with certain obligations. The List of Conditions and the Transfer Contract set forth certain obligations of which the following are still in effect:

•	assets transferred to Telefónica Argentina for use in providing telecommunications services may not be sold, assigned, transferred or encumbered in any way without the approval of the Secretary of Communications;

•	certain of our shareholders are required to retain a specified interest in our common stock, and we are required to own Class A Shares representing 51% of Telefónica Argentina’s total capital stock except if otherwise approved by the Secretary of Communications;

•	Telefónica Argentina must provide a certain level of basic telephone services and maintain Telefónica Argentina’s principal place of business in Argentina;

•	Telefónica Argentina must maintain certain service quality standards; and

•	Telefónica Argentina must avoid liquidation.

In case of serious noncompliance with these obligations, Telefónica Argentina’s license could be revoked in accordance with the procedures set forth in the List of Conditions.

Regulations Related to Long-Distance Services

Resolution No. 2,724/98 of the Secretary of Communications became effective on January 5, 1999, and sets forth the General Rules for Presubscription to Long-Distance Services. Those rules grant customers located in the interior cities of Argentina having more than 5,000 customers and customers located in the greater Buenos Aires Metropolitan Area the right to select a provider of long-distance services. Customers have been able to select a provider other than their original provider at no additional cost since March 20, 2000. However, customers cannot change their provider more frequently than once every two months following the activation of a presubscription.

On December 20, 2001, the Ministry of the Economy issued the Carrier Selection Rules for long-distance calls, which require carriers to make their networks and equipment available to provide the selection services within 80 days following the publication of these rules. Accordingly, customers will be able to opt for their long-distance provider by dialing a specific three-digit code number. This new system will co-exist as an alternative for the presubscription provider for the line that originates a long-distance call at the time of making each call. On February 4, 2003, the Ministry of Economy issued Resolution No. 75/03, compelling providers to make available the carrier selection for fixed and mobile services within 120 days. As of the date of this Annual Report, Telefónica Argentina’s networks and equipment are available to provide the selection services, but no operator has asked Telefónica Argentina for interconnection.

Interconnection

Decree No. 764/00 approved new Rules for National Interconnection and established the interconnection standards and conditions with which telephone service providers must comply without affecting preexisting agreements. These Rules for National Interconnection establish that:

•	several interconnection services are to be considered as essential facilities;

•	charges for access are to be substantially reduced;

•	clients are allowed to directly access to the Number Translation Services (internet service providers, call centers, etc.) whose providers are treated as “owners” of the calls; and

•	number portability right would be implemented.

Subsequently, Telefónica Argentina entered into interconnection agreements with different providers in accordance with previous rules established under Decree No. 264/98 and 266/98.

The Rules for National Interconnection set forth the basic principles to be taken into account regarding interconnection among operators, who will be able to agree on tariffs and service terms and conditions on a non-discrimination basis, provided that they comply with certain minimum obligations.

Under these rules, operators are categorized as follows:

•	operators with Dominant Power: those whose revenues are over 75% of the total revenues for services rendered in a specific area or for a specific service;

•	operators with Significant Power: those whose revenues are over 25% of the total revenues for services rendered in a specific area or for a specific service; and

•	all other operators.

Operators with either Dominant or Significant Power must establish cost-based interconnection rates and allow competitors the access to the unbundled local loop (the latter not yet implemented).

Operators with Dominant Power must also make a reference interconnection offer for both local switching and superior levels (transit centers), keep separate accounting records for interconnection services and provide those network functions defined as essential facilities at long-run incremental costs.

The Rules for National Interconnection also establish the obligation for Dominant and Significant Power Operators to unbundle their local loops (physical link and its capacity between the carrier’s capacity and the clients’ facilities) and to allow competitors the use them on the basis of technical reasonability. As of the date of this Annual Report, the working group in charge of setting reference rates for this service has not been created.

Regulations Affecting the Radioelectric Spectrum

Telefónica Argentina does not have assigned radioelectric bands in certain areas. The Rules for Management and Control of the Radioelectric Spectrum establish the procedure for the granting of a frequency license when there are multiple bidders or if frequencies are or may become scarce, and establish that licensees may operate the frequencies nationwide only when it is strictly necessary. Telefónica Argentina has numerous licenses to use various distinct radioelectric bands and Telefónica Argentina is utilizing the above-mentioned system to acquire the additional licenses it needs for its operations.

Universal Service Funding

Decree No. 764/00 approved the new Universal Service Rules and Regulations to promote the access to telecommunications services by customers either located in high-cost access or maintenance areas or with physical limitations or special social needs. Such rules and regulations establish that the deficit for the provision of these services will be through a “Universal Service Fund”, to be financed by all telecommunications providers (including Telefónica Argentina) through the payment of 1% of total revenues for telecommunications services, net of any direct tax applicable on them. The regulation adopts a “pay or play” mechanism for compliance with the mandatory contribution to the Universal Service Fund, although it also establishes a mechanism for exemption from contribution for basic telephone service licensees that takes into consideration loss of revenues and market share. Payment of contributions required to be made by service providers may be substituted with the provisions of services, in accordance with any of a number of programs that may be approved by the Secretary of Communications with the participation of the Secretary of Competition, Deregulation and Consumer’s Defense. The obligations in connection with this regulation became effective on January 1, 2001. Nevertheless, as of the date of this Annual Report, the Secretary of Communications has not yet ruled on the mechanism by which we should recover the cost incurred for rendering these services.

C.	Organizational Structure

As of the date of this Annual Report, Telefónica (indirectly through TISA) owns approximately 99.96% of our capital stock, representing 99.97% of the total votes. Additionally, Telefónica beneficially owns, through us and other affiliates, 100% of Cointel’s voting capital stock, approximately 98% of Telefónica Argentina’s voting capital stock, 100% of Atco’s voting capital stock and 100% of ACISA’s voting capital stock.

The following is a list of our significant subsidiaries as of the date of this Annual Report.

Name	Country of incorporation or residence	Ownership interest	Voting power held if different from ownership interest
Compañía Internacional de Telecomunicaciones S.A.	Argentina	50.0%	N/A
Atlántida Comunicaciones S.A.	Argentina	26.8%	N/A

Telefónica de Argentina S.A.	Argentina	32.4%	N/A
Televisión Federal S.A.—TELEFE	Argentina	26.8%	N/A
Enfisur S.A.	Argentina	26.8%	N/A
ATCO I	Argentina	26.8%	N/A

The following chart illustrates our corporate structure reflecting the common stock ownership of the group as of the date of this Annual Report.

(1)	As of the date of this Annual Report, certain companies controlled by Atco are holders of controlling interests in open-air television broadcasters in the cities of Rosario, Santa Fe, Salta, Bahía Blanca, Mar del Plata, Tucumán, Córdoba and Neuquén. See “—Media Business—Atco, ATCO I and Telefé”.
(2)	EASA’s successor company.
(3)	Not considering the preferred stock

We own a 50.0% direct interest in Cointel. Cointel was organized by a consortium of Argentine and international investors to acquire a controlling interest in the common stock of Telefónica Argentina as the first step in Argentina’s privatization of its fixed-link public telecommunications services and basic telephone services. Cointel acquired 60.0% of Telefónica Argentina’s common stock on the Transfer Date.

Cointel is a holding company whose business is conducted through its controlling interest in Telefónica Argentina. Cointel’s only substantial source of cash revenues (other than the disposition of Telefónica Argentina common stock) is dividends and distributions paid on its Telefónica Argentina common stock. Cointel owns all Telefónica Argentina Class A Shares, as well as an additional 40.2 million Telefónica Class B Shares.

Pursuant to the Privatization Regulations and the By-Laws of Cointel, Cointel is required to own all of the Telefónica Argentina Class A Shares, TIHBV is required to own at least 10% of the common stock of Cointel and Holding is required to own at least 20% of the common stock of Cointel. Any transfer or issuance of shares of Cointel which causes more than 49% of the common stock of Cointel to be owned by entities which did not own Cointel’s common stock on the Transfer Date, any transfer which reduces TIHBV’s or Holding’s ownership interest in Cointel’s common stock below the levels specified above and any transfer which reduces Cointel’s ownership below 51% of the capital stock of Telefónica Argentina are subject to the prior consent of the Telecommunications Regulatory Authority. Any violation of these requirements could result in the revocation of the License. We expect Cointel to maintain its ownership interest in the Telefónica Argentina Class A Shares and, therefore, to continue to control Telefónica Argentina and to determine the outcome of any action requiring shareholder approval, including the election of at least six of Telefónica Argentina’s eight directors and the payment of dividends.

D.	Property, Plant And Equipment

Telefónica Argentina’s principal properties consist of transmission plants, including outside plant and trunk lines, and exchange equipment. These properties have historically been and continue to be located throughout the Southern Region, principally in the province of Buenos Aires, but in connection with the recent extension of our service area to the Northern Region, are also located to a lesser extent in that region of Argentina. Of Telefónica Argentina’s net book value of its total outside plant, property and equipment as of December 31, 2002:

•	Telefónica Argentina’s outside plant, including external plant, transmission and switching equipment represented approximately 77.8%;

•	construction in progress, materials and prepayment to vendors represented approximately 4.0%;

•	land and buildings represented approximately 16.6%; and

•	furniture, cars and office equipment represented approximately 1.6%.

A substantial portion of Telefónica Argentina’s assets may be considered to be dedicated to the provision of an essential public service, and therefore, under Argentine law, would not be subject to attachment, execution or other legal process.

The Transfer Contract requires Telefónica Argentina to register title to all registrable property that it acquired from ENTel prior to the second anniversary of the Transfer Date. Although the period originally providing for the transfer of title to this property lapsed on October 27, 1994, ENTel issued Resolution No. 96/94, extending indefinitely the period for the transfer of title. Under the terms of this Resolution, ENTel must give 60 days notice to Telefónica Argentina prior to terminating the registration period. Under Resolution No. 96/94, Telefónica Argentina may claim the same indemnity for real property not conveyed to Telefónica Argentina prior to the expiration date set forth in the original Transfer Contract.

As of December 31, 2002, this property had a book value of approximately Ps.632 million (based on net book value at that date), but we had registered property with a book value of approximately Ps.553 million in Telefónica Argentina’s name (in constant pesos as of December 31, 2002).

The transfer of title to the assets of ENTel was suspended in December 1991. This was because ENTel disputed its contractual obligation to pay stamp taxes on the transfer of assets located in the various Argentine provinces. Telefónica Argentina subsequently elected to pay these taxes in order to expedite the registration process. Telefónica Argentina, however, reserved the right to reclaim the stamp taxes from ENTel. The transfer of title to the assets of ENTel has resumed. Out of a total estimated amount of approximately Ps.8.7 million of stamp taxes and related fees, Telefónica Argentina has spent approximately Ps.7.0 million for registration of these assets. Telefónica Argentina and we believe that we have the right to reimbursement of this amount from ENTel.

Telefónica Argentina and we believe that registration of a major portion of the significant assets acquired from ENTel will be satisfactorily completed, and that the final resolution of this matter should not have a significant impact on Telefónica Argentina’s business, financial condition or results of operations.

Our corporate headquarters were located at Tucumán 1, Buenos Aires. On March 18, 2003, we changed our corporate headquarters to Avenida Ingeniero Huergo 723, Buenos Aires. We recently leased space in part of the Avenida Ingeniero Huergo 723 building.

Fixed assets relating to Telefónica Argentina’s telecommunications business were valued calculating their recoverable value on the basis of Telefónica Argentina’s best estimate of future cash flows of its telecommunications business, considering current information and future telephone service rates estimates. Due to the uncertainty as to the outcome of Telefónica Argentina’s tariff renegotiation with the Argentine government, we cannot assure you whether or not the book value of Telefónica Argentina’s fixed assets related to its telecommunications business accounted for as of December 31, 2002 at Ps.8,402 million, will be fully recoverable.

The principal properties of Atco are its executive and administrative offices.

The principal properties of Telefé are its executive and administrative offices and television studios.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

General

In addition to the management discussion below, you should carefully read our Holding Annual Financial Statements and selected financial data included elsewhere in this Annual Report for additional information about us.

We prepare our financial statements in accordance with Argentine GAAP. Argentine GAAP differ from U.S. GAAP, for example, inflation accounting. See Item 3: “Key Information—Selected Financial Data” and Note 17 to our Holding Annual Financial Statements describes the principal differences between Argentine GAAP and U.S. GAAP that apply to us.

Multiple Holding Company Structure

We are a holding company primarily engaged, through related companies in the Telecommunications Business in Argentina.

We conduct our Telecommunications Business through our 50.0% interest in Cointel, which controls Telefónica Argentina through its ownership of 100% of Telefónica Argentina’s Class “A” shares and approximately 2% of Telefónica Argentina’s Class “B” shares of Telefónica Argentina, for a total of 64.8% of Telefónica Argentina’s capital stock.

Until 2001, we conducted our Media Business in Argentina through our 26.8% ownership interest in Atco. Atco is a holding company with a direct and indirect interest in broadcast television companies and in radio stations. Likewise, we hold a 26.8% ownership interest in ACISA. ACISA is a holding company that until 2001 held a direct and indirect interest in broadcast television companies.

Until 2001, we also conducted our Media Business through our 20.0% interest in TyC, a provider of sports and entertainment programming in Argentina. In May 2001, we transferred to ACH, an affiliate of the Participating Shareholders, our ownership interest in TyC. Additionally, we engaged in the cable television business through our indirect 35.9% interest in Cablevisión. On December 15, 2000, we transferred to ACH, our ownership interest in SHOSA, whose main asset, as of the disposition date, was its ownership interest in Cablevisión. See Item 4: “Information on the Company—History and Development of the Company”.

On April 11, 2000, certain our shareholders, as of such date and Telefónica entered into a Stock Exchange Agreement, whereby, after certain conditions precedent were met, on December 15, 2000, such shareholders transferred to Telefónica 80.9% of our capital stock, representing 84.7% of our total votes in exchange for Telefónica common shares issued. On June 29, 2001, Telefónica informed us that, on May 8, 2001, it transferred to TISA, Telefónica’s wholly owned subsidiary, all of Telefónica’s 80.9% equity interest in us. Additionally, as a result of several transactions described in Item 7: “Major Shareholders and Related Party Transactions – Voluntary Capital Reduction”, TISA’s equity interest in us, increased from 80.9% to 99.96%.

Our income and our companies, accounted for by the equity method, is affected by the items of consolidated income and expenses of the companies owned directly by us. Our net income and such companies’ net income are also affected by consolidated income and expense items attributable to their respective activities (e.g., interest income, interest expense, general and administrative expenses, taxes). Consequently, the analysis set forth below includes: (i) the discussion of our results of operations that takes into consideration our share in the net income of holding companies and operating companies which we own as well as the income and expenses attributable to our operations, (ii) a discussion of the results of operations of Cointel which focuses on Cointel’s share of the net income of Telefónica Argentina as well as income and expenses attributable to the operations of Cointel, (iii) a discussion of the results of operations of Telefónica Argentina. The amounts in million of Argentine pesos contained in Operating and Financial Review and Prospects have been rounded up or down in order to facilitate the footing of notes and tables in which they are included. The effect of such rounding is not material.

Financial Periods Covered

We and certain of our related companies (including Cointel and Telefónica Argentina) are subject to the reporting rules imposed by the CNV on companies subject to its regulation. In general, such rules require that such companies report their quarterly financial results within 42 days after the end of their fiscal quarters and their annual financial results within 70 days after the end of their fiscal years or, for both cases, two days following their approval by the respective Board of Directors whichever occurs first. Because our related companies that are regulated by the CNV tend to report their quarterly and annual financial results at the end of such 42-day and 70-day periods, we were unable until the fiscal year ended December 31, 2001, to report our quarterly and annual financial results which include the results of such companies for the same fiscal periods within the applicable 42-day or 70-day periods or, for both cases, two days following their approval by the respective Board of Directors (whichever occurs first). As a result of and in accordance with the CNV’s rules, our report of operating results for, and of our financial condition at the end of, a fiscal period of three, six, nine or twelve months took into account the net income and financial condition of its related companies regulated by the CNV and of their holding companies for and at the end of the period of three, six, nine or twelve months, respectively, ending three months prior to the last day of the period covered by our report. Until the fiscal year ended December 31, 2001, since our related companies tended to report their financial statements as of the end of required filing terms, we valued our interest in such investments under the equity method of accounting, using the financial statements of such companies with a three-month lag with respect to our financial statements closing date, adjusted for significant events occurred in the three-month lag. As a result of the transactions described in “Agreement between that Former Principal Shareholders and Telefónica”, we have sold our interests in such investees, other than our interest in Cointel, Atco and ACISA, companies indirectly controlled by Telefónica. Therefore and since we are is able to obtain Cointel’s Financial Statements at the date of issuance of our own financial statements, we have has eliminated the effect of the abovementioned three-month lag as of December 31, 2002, and valued our investment in Cointel by the equity method, calculated on the basis of Cointel’s Financial Statements as of the Holding Annual Financial Statements closing date. See Note 2.6.c) to Holding Annual Financial Statements for the years ended December 31, 2002, 2001 and 2000.

Factors Affecting Our Results of Operations

Overview

The Argentine economy has been mired in a severe economic recession that began in the second half of 1998. Argentina’s GDP has fallen every year since then, culminating in a decrease of 10.9% in 2002. By December 31, 2002 the peso had devalued by 237.0% (having reached 290% as of June 25, 2002) and Argentina experienced a rise in the wholesale price index of 118.2%.

	December 31,
	2002	2001	2000	1999	1998
Wholesale price index (annual % change)	118.2	(5.3)	2.4	1.2	(6.3)
Consumer price index (annual % change)	41.00	(1.5)	(0.7)	(1.8)	0.7

	December 31,
	2002	2001	2001	2000	1999
Gross domestic product (annual % change)	(10.9)	(4.4)	(0.8)	(3.4)	3.9

	December 31,
	2002	2001 (1)
Devaluation (annual % change)	237.0	0.0

(1)	Nine months ended September 30, 2002.
(2)	From December 24, 2001 through January 10, 2002, Banco Nación did not publish an official exchange rate due to governmental suspension of the exchange market.

Source:     INDEC, Banco Nación.

Our financial results have been negatively impacted by drastic political and economic changes that took place in Argentina in 2002. Because the political and economic environment is currently in flux, the following discussion may not be indicative of our current or future results of operations, liquidity or capital resources and may not contain all of the necessary information to help you understand the information contained in this discussion with results from previous or future periods. In particular, it may be difficult to discern trends from our historical financial statements or in future periods due to the following factors:

•	the volatility of the exchange rate; and

•	the reintroduction of inflation accounting and its subsequent suspension.

Accordingly, the following discussion should be read in conjunction with, and is qualified in its entirety by, the risk factors contained in this Annual Report. The most important factors affecting our results of operations and liquidity were the following:

•	Impact of lack of dividends

Telefónica Argentina and Cointel have lost their ability to distribute dividends. As a result of Cointel and Telefónica Argentina’s loss for its fiscal year ended September 30, 2002 and December 31, 2002, respectively, Cointel and Telefónica Argentina did not pay dividends during the 2002 calendar year and will not be able to pay dividends in 2003 based on their December 31, 2002 financial statements. Cointel and Telefónica Argentina cannot resume the payment of dividends until their losses are absorbed and they begin to generate liquid earnings. We are currently dependent on shareholders loans in order for us to stay current on our third-party debt.

•	Pesification of Telefónica Argentina’s tariffs

Prior to 2002, the tariffs of Telefónica Argentina were denominated in U.S. dollars and billed to the customer in pesos. The Public Emergency Law abolished dollar-based tariffs and converted all public service tariffs (including Telefónica Argentina’s tariffs) into pesos at a one-to-one exchange rate.

•	Freezing of Telefónica Argentina’s tariffs

Dollar-denominated tariffs of Telefónica Argentina were semiannually adjusted in line with the U.S. consumer price index. The Public Emergency Law abolished automatic indexation and put a freeze on its tariffs that is still in effect.

•	Devaluation

The Public Emergency Law eliminated the U.S. dollar – peso parity. Soon after, the Argentine government permitted the peso to float freely against the U.S. dollar with a resulting decline in its value. The devaluation has had a material adverse impact on our, Cointel’s and Telefónica Argentina’s results of operations as it was coupled with the pesification and freezing of the tariffs of Telefónica Argentina. In addition, all of our indebtedness and most of Cointel’s consolidated indebtedness is U.S. dollar denominated. As a result, our net financial loss increased substantially and losses attributable to our exchange difference of foreign currency denominated net liabilities were Ps.583 million, net of the result from the monetary gain/loss of the exposure to inflation.

The aggregated effect of devaluation, inflation and pesification and freezing of tariffs on our investments results, amounted to approximately a loss of Ps.1,249 million during 2002.

•	Inflation and Inflation Accounting

During 2002 by, Argentina experienced inflation of 40.9% and 118.2% measured in terms of the consumer price index and the wholesale price index, respectively. As a result of the high inflation, Argentine GAAP reintroduced inflation accounting. The most important impact of inflation on results was the incorporation into our income statements of the effect of exposure of our monetary assets and liabilities to inflation and the restatement in constant currency of the rest of our income statement accounts. The effect on our balance sheet and our shareholders’ equity was a restatement of non-monetary net assets of our investments in constant pesos. See “—Inflation Accounting” below.

The pesification and freezing of Telefónica Argentina’s tariffs, devaluation, inflation and inflation accounting are the main explanations for the variations in our and Cointel’s results in 2002 in comparison to 2001. Other factors that adversely affected our and Cointel’s results of operations are:

•	Mandatory tariff renegotiation

The Public Emergency Law authorized the Argentine government to renegotiate public service contracts. As a result of the need to renegotiate with the Argentine government future tariffs, the amount of future telecommunications service revenues and net cash flows cannot be predicted with certainty. As of December 31, 2002, we valued ours assets related to the direct and indirect ownership interest in the telecommunication business through Cointel and Telefónica Argentina considering the best information available to predict the future rate scheme and the amount of their future revenues and net cash flows. Consequently, the booked amount to such related assets as of December 31, 2002, comprising our intangible assets amounting Ps.566 million, as well as of Cointel’s intangible assets, which calculated considering our direct ownership interest in such company amount to Ps. 172 million and of Telefónica Argentina’s fixed assets and tax on minimum presumed income, considering our indirect ownership in such company amount Ps.2,739 million, are fully recoverable depends on the effect that the outcome of the rate renegotiation may have Telefónica Argentina’s and Cointel’s operations and cash flows.

•	Elimination of access to financing

As a result of the changes in Argentina, companies operating in Argentina have no access to either local or international financing. Telefónica Argentina was able to extend the maturity on most of its debt that became due in 2002 but we and Telefónica Argentina continue to face uncertainties in the ability to roll over our and its short-term debt and to refinance other debt that becomes due in 2004. See “—Liquidity and Capital Resources” below.

•	Recession and unemployment

The current recession, unemployment and underemployment, coupled with the rise of inflation in 2002 has led to a reduction of wages in real terms and a reduction in disposable income of all class sectors of the Argentine population that has resulted in a decrease in the number of clients that use Telefónica Argentina’s services and in a reduction on the usage per telephone line. In 2002 Telefónica Argentina’s lines in service were reduced by 140,000 due to service disconnections. In 2002, Telefónica Argentina also experienced a decrease in long-distance traffic of 30% in comparison to the twelve month period ended December 31, 2001.

In response to these negative events Telefónica Argentina attempted to manage its cash flow and balance sheet to achieve high liquidity. To that end it made the following changes:

•	Reduced its capital expenditures

Telefónica Argentina implemented a plan to reduce its capital expenditures rapidly. To that end it continued only those projects that are required to maintain the quality of its services, generate cash flow in the near term and are deemed by Telefónica Argentina to be high priority.

•	Reduced its operating costs

Telefónica Argentina renegotiated most of its contracts, especially those foreign-exchange linked contracts and eliminated discretionary costs. The goal of the renegotiation was to reduce costs, including reducing exposure of its costs to inflation and devaluation and adapting its costs to lower demand for its services. Telefónica Argentina has taken certain measures with respect to its suppliers’ contracts including, among others, adjustments to service quality, changing the timing of delivery and services and their outright cancellation.

•	Implemented spending controls

Telefónica Argentina implemented a series of spending controls and took certain actions in order to decrease and to prevent expenses.

•	Increased its collection rates

Telefónica Argentina implemented new plans and collection policies for collecting receivables tailored to each customer segment and tied its sales force’s incentives to collections rather than sales. As a result it reduced the amount of its accounts receivable and uncollectibles and, consequently, reduced the collection risks.

•	Debt refinancing and debt and cash management

Telefónica Argentina implemented a series of actions with the aim of decreasing the exchange risk on its current assets while managing its main accounts payable, especially with foreign suppliers. Additionally, Telefónica Argentina exchanged its U.S.$100 million notes due July 1, 2002 for its U.S.$71 million notes due 2006, which may become due in 2004 under certain circumstances, and rolled over a significant portion of its short-term debt. In addition, we, Telefónica Argentina and Cointel rolled over our intercompany loans.

As of December 31, 2002, we valued our assets related to the direct and indirect ownership interest in the telecommunication business through Cointel and Telefónica Argentina considering the best information available to predict the future rate scheme and the amount of their future revenues and net cash flows. Consequently, whether the booked amount related to such assets as of December 31, 2002, comprising of our intangible assets amounting Ps.566 million, as well as of Cointel’s intangible assets, which we calculated considering our direct ownership interest in such company amounting to Ps. 172 million and of Telefónica’s fixed assets and tax on minimum presumed income, considering our indirect ownership in such company amounting to Ps.2,739 million, are fully recoverable depends on the effect that the outcome of the rate renegotiation may have Telefónica Argentina’s and Cointel’s operations and cash flows.

As of December 31, 2002 our current assets in foreign currency, as well as Cointel’s (investee company) consolidated current assets in foreign currency with Telefónica Argentina are lower than the respective current liabilities and consolidated current liabilities in foreign currency of such companies in the amount of U.S.$ 547 million (equivalent to Ps.1,844 million as of December 31, 2002) and U.S.$979 (equivalent to Ps.3,298 million as of December 31, 2002), respectively, and it is uncertain whether we will be able to obtain refinancing or additional credit lines to be able to pay our current debt or whether the Central Bank will authorize transfers abroad to pay our foreign creditors when we need to do so. Our, Cointel’s and Telefónica’s ability to settle our and their payables to local and foreign creditors depends upon the possibility of obtaining financing or, if not possible, of refinancing financial payables, as well as, if necessary, the granting of additional financing by their direct or indirect parent companies. Although we have stated that we will continue to make our best effort to obtain such financing, it is impossible to assume what the result of such negotiations will be. On May 6, 2003, the Central Bank lifted most of the restrictions on the transfer of funds abroad. Accordingly, the uncertainty related to obtain authorization from the Central Bank for transfers abroad no longer applies.

In addition, as of December 31, 2002 we could not ensure the continuity or future level of the income amounts to accrue or cash flow under our agreement with TESA Arg. beyond April 30, 2003, as it depends on Telefónica exercising the option of extending the management agreement and agreeing upon the percentage fees with Telefónica Argentina. On June 26, 2003, Telefónica Argentina’s Board of Directors resolved to ask Telefónica for a 30-day extension of the negotiation term. Likewise, as describe in Note 9 to the Holding Annual Financial Statements, we have negative shareholder’s equity amounting to Ps.1,010 million and we cannot provide any assurance that, should the situation of negative shareholders equity remain negative beyond the suspension of section 5 of LSC, our shareholders will decide to capitalize us in order to restore our capital stock or maintain the normal course of operations.

The situations described above give rise to substantial doubt about our ability to continue as a going concern. Our plans concerning these matters are also described in Notes 5.1.a and 11.3. to the Holding Annual Financial Statements. The financial statements as of December 31, 2002 do not include any adjustments or reclassifications that might result from the outcome of these uncertainties.

Telefónica Argentina has offered to exchange for Cointel’s existing 8.85% Series A Notes due 2004, Cointel’s U.S. dollar denominated 8.85% Notes due 2011, plus a cash payment, and for Cointel’s existing 10 3/8% Series B Notes due 2004, its New 2011 Notes or its Argentine peso-denominated Conversion Notes due 2011, plus a cash payment. Simultaneously, Telefónica Argentina has offered to exchange its 11 7/8% Notes due 2007 plus a cash payment for its existing 11 7/8% Notes due 2004 and its 9 1/8% Notes due 2010 and Cash for its existing 9 1/8% Notes due 2008.

Media Business

We look to Telefónica’s global media affiliate, Telefónica Media S.A., to set the business strategy for Atco and ACISA. We consider Atco and ACISA to be passive investments.

On the basis of financial information furnished by Atco to us as of December 31, 2002, Atco presents negative shareholders’ equity. Also, given that we are is under no obligation to make capital contributions to Atco for the purpose of restoring the latter’s negative shareholders’ equity, we valued our investment in Atco as of December 31, 2002 at nil, to adjust it to its estimated recoverable value, and did not book any related liability. Additionally, as of December 31, 2002, we decided to value the investment in AC at nil, to adjust it to its recoverable value pursuant to information available as of such date. See Notes 5.1.b) and c) to the Holding Annual Financial Statements for the years ended December 31, 2002, 2001 and 2000.

Effects on Our Results of Operations and Liquidity in Future Periods

The situation in Argentina remains highly volatile. Although there were macroeconomic improvements in Argentina during the last quarter of 2002, including slight wholesale price index deflation and increases in the value of the peso against the U.S. dollar, we continue to operate in a very difficult and volatile environment. In particular, we expect that the following circumstances may have a material effect on our results of operations in future periods:

•	the uncertainty generated by our need to roll over our and Telefónica Argentina’s current liabilities and to continue obtaining waivers from our respective creditors especially in light of the fact that we received no dividends in calendar year 2002 and we will not receive any dividends in 2003 ;

•	the necessity of refinancing our and Telefónica Argentina’s debt that will become due in 2004;

•	the outcome of the renegotiations by Telefónica Argentina of its tariffs with the Argentine government;

•	the outcome of the presidential elections and how the new government will regulate Telefónica Argentina’s tariffs; and

•	the macroeconomic situation in Argentina, including inflation, devaluation and unemployment.

In particular, our results of operations are very susceptible to changes in the peso/dollar exchange rate because our primary assets and revenues are denominated in pesos while substantially all of our liabilities are denominated in dollars.

In addition to these circumstances, changes in Argentina may have other unforeseen consequences that could negatively impact our results of operations and financial position. We cannot assure you that other laws that negatively affect our operations will not be introduced.

Inflation Accounting

As a result of the new inflationary environment in Argentina (there was an increase in the applicable index for restatement of financial statements (wholesale prices) of 118.2% in the period January through December 31, 2002) and the conditions created by the Public Emergency Law, the CPCECABA approved on March 6, 2002, Resolution Mesa Directiva (“MD”) No. 3/2002 applicable to financial statements for fiscal years or interim periods ending on or after March 31, 2002. Resolution MD No. 3/2002 required the reinstatement of inflation accounting in financial statements in accordance with the guidelines contained in Technical Resolution No. 6 with the changes recently incorporated by Technical Resolution No. 19 issued by the FACPCE and adopted by Resolution Consejo Directivo (“CD”) No. 262/01 of the CPCECABA. As a result of this change, all recorded amounts had to be restated by changes in the general purchasing power through August 31, 1995, as well as those arising between that date and December 31, 2001 be stated in currency as of December 31, 2001.

On July 16, 2002, the Argentine government issued Decree 1,269/02 repealing Decree 316/95, which instructed the CNV and other regulatory authorities to issue the necessary regulations for the delivery to such authorities of balance sheets or financial statements prepared in constant currency. On July 25, 2002, under Resolution No. 415/02, the CNV reinstated the requirement to submit financial statements in constant currency.

In accordance with the above, our financial statements for the fiscal years ended December 31, 2002, 2001 and 2000 have been prepared in constant pesos (restated according to the changes in the Argentine wholesale price index published by the INDEC) in compliance with the mentioned accounting standards and the regulations issued by the Argentine government and the CNV. Prior years financial statements presented herein were restated for comparative purposes for inflation of January to December 2002. See Note 2.3 to Holding Annual Financial Statements.

Financial statements for prior years presented herein have been restated for comparative purposes to reflect inflation during the fiscal year ended September 30, 2002. On March 25, 2003, Decree 664/03 rescinded the requirement that financial statements be prepared in constant currency. On April 8, 2003 the CNV issued Resolution 441/03 discontinuing inflation accounting as of March 1, 2003.

According to accounting rules applied by Telefónica for purposes of its financial reporting, Argentina has not qualified during 2002 as a highly inflationary economy. Telefónica incorporates, for consolidation purposes, our balances without computing any inflation adjustments for the fiscal year ended December 31, 2002. In line with this, and for our own U.S. GAAP reconciliation, we have elected not to use the alternative of maintaining the 2002 inflation adjustment that the Securities and Exchange Commission permits for countries such as Argentina where local GAAP continues to require price-level adjustments. Therefore, we have included in our U.S. GAAP reconciliation an item eliminating the effect of the restatement computed under Argentine GAAP for inflation during the fiscal year ended December 31, 2002.

Critical Accounting Policies

This operating financial review and prospects is based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in Argentina. The preparation of financial statements in accordance with generally accepted accounting principles requires our management to make estimates. Ultimate results could differ from those estimated if our estimates or assumptions used in these estimates do not actually occur.

We believe the following represents our critical accounting policies. Our accounting policies are more fully described in Notes 2, 8, 10 and 12 to Holding Annual Financial Statements. The most critical accounting policies adopted in preparing the Holding Annual Financial Statements relate to:

•	the effect of the assumption that we, Telefónica Argentina and Cointel will continue as a going concern on the valuation and classification of assets and liabilities;

•	the assumption that neither Telefónica Argentina nor Cointel or we will default in the payment of their debt, with regard to the classification of consolidated noncurrent debt;

•	the appropriateness of depreciable lives for each category of fixed assets of Telefónica Argentina.

We believe that the accounting estimate related to the establishment of asset depreciable lives is a “critical accounting estimate” because: (1) it requires our management to make assumptions about technology evolution and competitive uses of assets, and (2) the impact of changes in these assumptions could be material to our financial position, as well as our results of operations. Management’s assumptions about technology and its future development require significant judgment because the timing and impacts of technology advances are difficult to predict, including:

•	the evaluation of the recoverability of the goodwill generated by our investment in Cointel and Cointel’s Goodwill;

In June 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) 142 “Goodwill and Other Intangible Assets”. The provisions of SFAS 142 are required to be applied starting with the fiscal years beginning after December 15, 2001. SFAS 142 requires that only intangible assets with a finite useful life are amortized, and that intangible assets with indefinite useful lives and goodwill are not amortized, but be recognized at fair value and tested for impairment. We have adopted SFAS 142 for the fiscal year ended December 31, 2002.

•	the evaluation of fixed assets and finite life intangibles for impairment whenever indicators of impairment exist;

Argentine GAAP require that the recorded value of assets be evaluated for impairment against its recoverable value which for a long-lived asset is generally defined as its economic use value.

Accounting standards require that, if an impairment indicator is present, we must assess whether the carrying amount of the asset is unrecoverable by estimating the sum of the future cash inflows less the future cash outflows is expected to be necessary to obtain those inflows expected to result from the asset, without interest charges. If the carrying amount is less than the recoverable amount, an impairment charge must be recognized, based on the fair value of the asset. We use the expected cash flows method for tariff projections. We believe that the accounting estimate related to asset impairment is a “critical accounting estimate” because: (1) it requires our management to make assumptions about future revenues (including different projections) and costs over the life of the asset; and (2) the impact of recognizing an impairment could be material to our financial position, as well as our results of operations. Management’s assumptions about future revenues require significant judgment because our and Telefónica Argentina’s actual revenues have fluctuated in the past and may continue to do so especially due to the pending tariff renegotiation.

In estimating future revenues, we mainly use our internal business forecasts and additionally any current information we may have regarding changes in significant variables affecting such forecasts. We develop our forecasts based on recent revenue data for existing products and services, planned timing of new products and services, the timing of tariff increases and other industry and macroeconomic factors.

We have estimated based on current assumptions that the carrying amount of Telefónica Argentina’s fixed assets for the telecommunications business and tax on minimum presumed income of Telefónica Argentina of Ps.2,739 million (amount calculated considering our ownership interest (64.83%) in Telefónica Argentina) as of December 31, 2002 under Argentine GAAP are fully recoverable under the provisions for valuation of long-lived assets, which is based on our current estimates of future cash flows within the scope of the Transfer Contract:

•	the recording of reserves for contingencies assessed as likely by our management, based on our estimates and the opinion of legal counsel (see Note 13 to the Consolidated Annual Financial Statements with respect to unreserved contingencies); and

•	the creation of allowances of Telefónica Argentina, amounting to Ps.401 million out of Ps.471 million for past due receivables, based on our estimates of possible future collection terms and conditions.

We have made certain assumptions with respect to debt obligations, tax credits and accounts receivable of our investee companies with all levels of government in Argentina (federal, provincial and municipal governments and governmental agencies) that they will be honored (giving effect to timing of payment) either through collection or by delivery of alternative instruments, or by set off against taxes owed or future taxes payable. See Notes 2.4 and 15 to Holding Annual Financial Statements. Note 15 describes the characteristics of the Patriotic Bonds. Since January 2003, the bidding process for the Patriotic Bonds have begun, and to date the result of the bids has not had a negative impact on us. Decree 1,264/03 included the bond coupons corresponding to the principal amount of such bonds in the category of bonds that received the benefits of Decree 1,248/02.

The Most Critical Accounting Policies Adopted under U.S. GAAP Relate to:

•	with respect to U.S. GAAP reconciliation, we believe that the accounting estimate related to establishing U.S. GAAP tax valuation allowances is a “critical accounting estimate” because: (1) it requires our management to make assessments about the timing of future events, including the probability of expected future taxable income and available tax planning opportunities and the assessment of positive and negative evidence, and (2) the impact changes in actual performance versus these estimates could have on the realization of tax benefit as reported in our results of operations could be material. Management’s assumptions require significant judgment because actual performance has fluctuated in the past and may continue to do so as mentioned elsewhere.

•	we also believe that the accounting under the “push-down accounting method” of the difference between the purchase price paid by Telefónica of 99.96% of our shares and the fair value of our net assets is a critical accounting policy.

The preparation of financial statements in conformity with Argentine GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during each year.

The financial statements include the effects derived from the economic and exchange regulations known as of the date of issuance of such financial statements. All the estimates made by our, Cointel’s and Telefónica Argentina’s management have been calculated taking into account the above-mentioned effects. The effects of additional economic regulations that could be implemented by the Argentine government will be considered in the financial statements when they become known by our management (see Note 10 to the Holding Annual Financial Statements).

Final results could differ materially from those we estimated. See Item 4: “Information on the Company—Business Overview—Regulatory Matters”.

New Accounting Pronouncements under U.S. GAAP

•	Accounting for Asset Retirement Obligations

In June 2001, the FSAB issued SFAS No. 143, “Accounting for Asset Retirement Obligations”. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period for which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. An entity shall measure changes in the liability for an asset retirement obligation due to passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period. The interest rate used to measure that change shall be the credit-adjusted risk-free rate that existed when the liability was initially measured. That amount shall be recognized as an increase in the carrying amount of the liability and as an expense classified as an operating item in the statement of income. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002.

•	Accounting for Impairment and Disposal of Certain Assets

In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment and Disposal of Certain Assets”, which supercedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of”, and certain provisions of Accounting Principles Board Opinion No. 30, “Reporting Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”. SFAS No. 144 requires that long-lived assets to be disposed of by sale, including discontinued operations, be measured at the lower of the carrying amount or fair value less to cost to sell, whether reported in continuing operations or in discontinued operations. SFAS No. 144 also broadens the reporting requirements of discontinued operations to include all components of an entity that have operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. The provisions of SFAS No. 144 are effective for fiscal years beginning after December 15, 2001.

•	Rescission of FASB Statements No. 4,44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections

In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4,44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections”. SFAS No. 145 rescinds SFAS No. 4 “Reporting Gains and Losses from Extinguishment of Debt”, SFAS No. 64, “Extinguishments of Debt made to Satisfy Sinking Fund Requirements”, and SFAS No. 44, “Accounting for Intangible Assets of Motor Carriers”. The statement also amends SFAS No. 13, “Accounting for Leases”, to eliminate certain inconsistencies within that statement. SFAS No. 145 also makes certain technical corrections or clarifications to other authoritative pronouncements. Certain provisions of SFAS No. 145 are effective for transactions occurring after or financial statements issued after May 15, 2002.

•	Accounting for Costs Associated with Exit or Disposal Activities

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)”. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002.

•	Accounting for Stock-Based Compensation

In December 2002, the FASB issued SFAS No. 148 “Accounting for Stock-Based Compensation—Transition and Disclosure—An Amendment of FSAB Statement No. 123”. SFAS No. 148 amends SFAS No. 123, “Accounting for Stock-Based Compensation”, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.

•	Guarantor’s Accounting and Disclosure Requirements for Guarantees

In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. Interpretation No. 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial statements. The initial recognition and initial measurements of provisions of Interpretation No. 45 apply on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements in the Interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002.

•	Consolidation of Variable Interest Entities

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities”. Interpretation No. 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. A company that consolidates a variable interest entity is called the primary beneficiary of that entity. The Interpretation No. 46 also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of Interpretation No. 46 apply immediately to variable interest entities created after January 31, 2003.

•	In April 2003, the FASB issued Statement SFAS No. 149, “Amendments of Statement 133 on Derivative Instruments and Hedging Activities “. SFAS No. 149 (1) clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative discussed in paragraph 6(b) of Statement 133, (2) clarifies when a derivative contains a financing component, (3) amends the definition of an underlying to conform it to language used in FASB Interpretation No. 45 Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of indebtedness of Others, and (4) amends certain other existing pronouncements. SFAS No. 149 will be effective for contracts entered into or modified after June 30, 2003. We are presently evaluating the effect of adoption.

•	In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity “. SFAS 150 clarifies the accounting for certain financial instruments with characteristics of both liabilities and equity and requires that those instruments be classified as liabilities in statements of financial position. Previously, many of those financial instruments were classified as equity. SFAS 150 is effective for financial instruments entered into or modified after May 31,2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. We are presently evaluating the effect of adoption.

In the opinion of our management the adoption of provisions of the rules described in (1) to (7) will not have a material effect on net income or shareholder equity under U.S. GAAP.

New Accounting Pronouncements under Argentine GAAP

Note 2.7 of the Holding Annual Financial Statements refers to changes to Argentine GAAP that will be in effect as from the next fiscal year. Implementation of the new rules will imply the adoption, for Argentine GAAP purposes, in certain cases, of certain principles that are also in accordance with U.S. GAAP and currently result in reconciling items or additional disclosures. The effect under Argentine GAAP of the adoption of the new rules, considering the modifications introduced by the CNV in its recent adoption as ruled on January 14, 2003, is currently under analysis by our management and could result in a material effect on the Holding Annual Financial Statements under Argentine GAAP for the next fiscal year.

The changes introduced by the new rules, as they affect us, primarily require accounting for (a) certain receivables and payables at the discounted value; (b) mandatory adoption of the deferred tax method for income tax booking purposes valuation of derivative instruments at fair value; and (c) new disclosure requirements of which the most significant are (i) reporting by segments information, (ii) reporting of earnings per share, and (iii) presentation of comparative accounting information for interim periods.

On February 5, 2003, the FACPCE approved Technical Resolution No. 21, which replaced Technical Resolutions Nos. 4 and 5 ruling on matters relating to consolidation and equity investment accounting, also indicating the information about related companies to be included in financial statements.

A.	Operating Results

Comparison of Results of Operations for the years ended December 31, 2002, 2001 and 2000.

All references made below to 2002, 2001 and 2000 are to our fiscal years ended December 31, 2002, 2001 and 2000. The following discussion is based on the inflation restated amounts included in the Holding Annual Financial Statements (in constant pesos as of December 31, 2002).

The following discussion shows our results for the years ended December 31, 2002 and, 2001 and consolidated results for the year ended December 31, 2000. See Note 2.2 to our Holding Annual Financial Statements. For a discussion of Cointel’s results of operations for the three-month fiscal year ended December 31, 2002 please see Form 6-K filed on April 14, 2003.

	2002	2001	2000
			(consolidated)
	(in millions of constant pesos as of December 31, 2002)
Equity interests in related parties	(1,249)	(47)	(235)
Other income relating to equity interest in related parties and fees	57	115	144
Administrative expenses	(4)	(9)	(35)
Tax on minimum presumed income, unrecoverable valued added tax and other taxes	(9)	(1)	(6)
Amortization of intangible assets and deferred charges	(39)	(41)	(98)
Financial (expense) income and holding (losses) gains, net	(819)	(12)	(215)
Other expenses and income, net	—	—	(6)
Net income related to the Contract	—	—	100
Income tax	—	—	(59)

Net gain (loss) for the year	(2,063)	5	(410)

Equity Interests in Related Parties

Our ownership interests in related parties for the years ended December 31, 2002, 2001 and 2000 reflects our equity in the net income (loss) of: (i) Cointel for the twelve-month period ended December 31, 2002 and for the years ended September 30, 2001 and 2000 (which in turn reflects Cointel’s equity in Telefónica Argentina’s net income for the years ended December 31, 2002, September 30, 2001 and 2000), (ii) TyC for the six-month period ended March 31, 2001 and for the twelve-month period ended September 30, 2000, (iii) Atco for the three-month period ended March 31, 2001 and for the twelve-month period ended September 30, 2000, and (iv) Cablevisión for the twelve-month periods ended September 30, 2000. See “—Financial Periods Covered”. Our equity in losses of ownership interests in related parties increased to a loss of Ps.1,249 million in 2002 from losses of Ps.47 million and Ps.235 million in 2001 and 2000, respectively. These results primarily reflect: (i) losses of Ps.1,249 million in 2002 and Ps.27 million in 2001 and a gain of Ps.145 million in 2000, attributable to the Telecommunications Business, (ii) loss of Ps.112 million in 2000, attributable to the Cable Television Business, and (iii) losses of Ps.20 million in 2001 and Ps.268 million in 2000, attributable to the media, programming and content distribution business (see Notes 2.6.c) and 5.2 to the Holding Annuals Financial Statements.

The decrease in equity in earnings of ownership interests in related parties attributable to the Telecommunications Business to a loss of Ps.1,249 million in 2002 from a loss of Ps.27 million in 2001 and a gain of Ps.145 million in 2000 were due principally to the changes in Cointel’s and Telefónica Argentina’s results for such periods. See “—Telecommunications Business”.

In 2000 our losses of Ps.112 million in 2000 are attributable to the Cable Television Business related to Cablevisión. On December 15, 2000, we sold our indirect ownership interest in Cablevisión (through the disposition of our ownership interest in SHOSA).

Our losses of Ps.20 million in 2001 and Ps.268 million in 2000 attributable to the Media Business relate to: (i) TyC (gains of Ps.5 million and Ps.8 million in 2001 and 2000, respectively), (ii) losses of Ps.25 million and

Ps.268 million in 2001 and 2000 respectively), and (iii) ACISA (losses of Ps.8 million in 2000). In 2000, losses include Ps.6 million related to the decrease in the valuation of ACISA, to adjust it to its estimated recoverable value. In 2000, the equity loss in Atco of Ps.268 million includes Ps.209 million related to certain adjustments made by us (see Notes 2.6.c and 5.1.b) to the Holding Annual Financial Statements).

Other income related to equity interest in related companies and fees for services provided, net

We recognized income under the Telefónica Holding Advisory Agreement with a related company. Other income related to equity interest in related parties and fees services provided, net for services rendered decreased to Ps. 57 million in 2002 from Ps.115 million in 2001 and decreased from Ps.144 million in 2000, principally due to the variation in Telefónica Argentina’s net results in such periods. All of our cash flow in 2002 was related to the agreement.

Administrative Expenses

Administrative expenses include: (i) legal, auditors’ and consulting fees, (ii) miscellaneous administrative expenses (iii) tax on bank checking account transactions in 2002 and 2001, (iv) salaries and social security taxes in 2000, and (v) tax on minimum presumed income in 2000. Administrative expenses decreased by 56% to Ps.4 million from Ps.9 million in 2001 and by 74% from Ps.35 million in 2000. The decrease in administrative expenses in 2002 is mainly due to a decrease in real terms of fees for professional services in 2002 as compared to 2001. The decrease in administrative expenses in 2001 was mainly due to: (i) a decrease of Ps.13 million in the fees for professional services, (ii) a decrease of Ps.9 million in salaries and social security taxes and, (iii) a Ps.3 million charge for tax on minimum presumed income in 2000.

Tax on minimum presumed income, unrecoverable valued added tax and other taxes

Tax on minimum presumed income, unrecoverable VAT and other taxes in 2002 increased by 800% to Ps.9 million in 2002 from Ps.1 million in 2001 and from Ps.6 million in 2000. The change between 2002 and 2001 is mainly due to the tax on minimum presumed income charge of Ps. 9 million, which includes Ps.7.4 million (at historical value), which had been charged to other receivables in prior years, since we had expected to recover such amount.

Amortization of Intangible Assets and Deferred Charges

Amortization of intangible assets and deferred charges decreased by 4.9% to Ps.39 million in 2002 from Ps.41 million in 2001 and decreased by 58.2% from Ps.98 million in 2000. The decrease in amortization in 2002 was mainly due to the retirement of the goodwill related to the investment in TyC and deferred charges retirement related to the transactions mentioned in Note 7 to the Holding Annual Financial Statements, as a consequence of the repurchases of negotiable obligations mentioned in such note.

The decrease in amortization in 2001 was mainly due to intangible assets and retirement deferred charges related to the transactions mentioned in Item 4: “Information on the Company—History and Development of the Company”.

Other expenses and income, net

The charge of Ps.6 million in 2000 relates to a loss of Ps.12 million for the payment of certain guaranties related to the sales of companies partially offset by the recovery of Ps.6 million in tax on minimum presumed income of 1999 and 1998. See Note 2.6.e) to the Holding Annual Financial Statements.

Financial (Expense) Income and Holding (Losses) Gains, net

Our financial (expense) income and our (losses) gains, net, amounted to losses of Ps.819 million in 2002, Ps.12 million in 2001, and Ps.215 million in 2000.

The variation in 2002 as compared to 2001 was principally due to: (i) an increase of Ps.706 million in financial losses generated by liabilities (including related taxes) to Ps.786 million in 2002 from Ps.80 million in 2001 principally due to: (a) a negative exchange difference of Ps.583 million in 2002, net of the result from the exposure to inflation, due to the effect of the Argentine peso devaluation described in Item 3 “Key Information-Risk Relating to the Current Economic Crisis in Argentina”, (b) an increase in interest generated by liabilities (including related taxes) to Ps.205 million in 2002 from Ps.80 million in 2001, as a consequence of the interest rates increase and the Argentine peso devaluation since we almost have all of our financial indebtedness in US dollars, partially offset by (c) a gain from the exposure to inflation of monetary liabilities of Ps.2 million in 2002 and (ii) a decrease of Ps.101 million in financial and holding losses generated due mainly to (a) a decrease of Ps.67 million in interest generated due to the transfer of Promissory Note issued by ACH for the disposal of SHOSA, (b) a loss from the exposure to inflation of monetary assets of Ps.35 million in 2002, (c) a decrease of Ps.1 million in interests generated on short-term investments, partially offset by (d) an exchange difference gain of Ps.2 million in 2002 due to the effect of the Argentine peso devaluation described above.

The decrease in losses to Ps.12 million in 2001 from Ps.215 million in 2000 was principally due to: (i) a decrease of Ps.129 million in interest generated by liabilities (including related taxes) to Ps.79 million in 2001 from Ps.207 million in 2000, principally due to a lower average financial indebtedness and a decrease in interest expense, (ii) a loss of Ps.48 million in 2000 related to premiums on financial instruments, which includes a Ps.76 million loss in connection with the February 2000 amendment to certain conditions of the option subscribed with Chase Manhattan Bank (“Chase”), (iii) an increase of Ps.28 million in 2001 in interest generated by assets mainly due to an increase of Ps.63 million related to the Promissory Note issued by ACH for the disposition of SHOSA (see Note 5.2.b) to the Holding Annual Financial Statements), partially off-set by a decrease of Ps.33 million related to the interests derived from certain receivables that we maintained with Cablevisión (see Note 5.2.d.) to the Holding Annual Financial Statements).

Net Income related to the Telefónica Holding Advisory Agreement (See Item 7: “Major Shareholders and Related Party Transactions—Stock Exchange Agreement”)

Gain (Loss) (in millions of constant pesos as of December 31, 2002)
Gain from disposal of ownership interests in related parties and other assets	298
Special compensation plans for Executive officers	(33)
Financial instruments	(103)
Accelerated amortization of issuance cost of negotiable obligations and long-term financing	(25)
Other financial expenses	(19)
Severance payments and other compensations	(7)
Other	(11)

Total	100

During 2000, we booked a Ps.100 million gain as a consequence of the Stock Exchange Agreement, the main items of which are: (i) gain from the disposal of ownership interests in related parties and other assets including (a) a gain of Ps.334 million for the disposal of SHOSA, whose main asset as of the disposal date was its 35.9% ownership interest in Cablevision, and whose main liabilities as of such date amounted to Ps.356 million, (b) a loss of Ps.9 million from the sale of South Cable whose main asset was the senior and subordinated loans issued by Cablevision for an amount of Ps.271 million and (c) a loss of Ps.27 million from the disposal of the ownership interest in Forestal Norteña and other assets, (ii) a loss of Ps.33 million under the special compensation plans for executive officers. Such program had been modified in August 2000 (see Note 13 to the Holding Annual Financial Statements), (iii) a loss of Ps.103 million related to the termination of financial instruments executed with Chase (see Note 12 to the Holding Annual Financial Statements), (iv) a loss of Ps.25 million for the accelerated amortization of certain financial costs related to (a) the repayment of a syndicated loan organized by Chase and (b) the repayment of 93% of the nominal value of a negotiable obligations program for U.S.$500 million in February 2001 (see Note 7.1. to the Holding Annual Financial Statements), and (v) a loss of Ps.19 million related to other financial expenses. The loss of Ps.19 million is comprised of (a) a loss of Ps.11 million due to the excess of the redemption value over the nominal value (101% according to issuance conditions) of the repurchase of negotiable obligations in February 2001 and (b) a loss of Ps.8 million in certain fees related to the consent fee granted to the noteholders of negotiable obligations in connection with certain clauses of the indenture, and (vi) other losses of Ps.18 million related to severance payments and other compensations and professional fees.

Income Tax

The income tax charge of Ps.59 million was accrued by SHOSA before SHOSA’s disposal, on December 15, 2000. In 2001, we had estimated that the taxable income assessed for the fiscal year ended on such date would be fully offset by accumulated tax loss carryforwards from prior years. According to the respective tax returns filed, we had an accumulated tax loss carryforward for income tax of approximately Ps.220 million. See Note 2.6.e) to the Holding Annual Financial Statements.

Net Gain (Loss) for the year

As a result of the factors discussed above, our net (loss) gain amounted to a loss Ps.2,063 million in 2002, a net income of Ps.5 million in 2001 and a net loss of Ps.410 million in 2000.

Results of operations according to U.S. GAAP

The main differences between net income (loss) calculated in accordance with U.S. and with Argentine GAAP are described in Note 17 to Holding Annual Financial Statements. Loss before income tax, minority interests and extraordinary losses calculated in accordance with U.S. GAAP amounts to Ps.2,432 million in 2002, Ps.865 million in 2001 and Ps.48 million in 2000. We had loses after minority interests, income tax and extraordinary losses, calculated in accordance with US GAAP, of zero in 2002, Ps.31 million (loss) in 2001 and Ps.46 million (gain) in 2000, net loss calculated in accordance with U.S. GAAP amounts to Ps.2,416 million, Ps.896 million in 2001 and Ps.102 million in 2000.

U.S. GAAP adjustments to net loss/income mainly relate to the following:

In 2002, the difference in net income under U.S. GAAP for 2002 was affected by: (a) the reversal of inflation restatement and monetary results under U.S. GAAP (see Note 17.b2) to Holding Annual Financial Statements) of Ps.1,277 million, compensated by (b) the reversal of the devaluation effects of the Argentine peso of Ps.919 million in 2002, of which Ps.349 million correspond to us and 570 million corresponds to Cointel and Telefónica Argentina, under Argentine GAAP that were recognized in the fiscal year ended December 31, 2001 under U.S. GAAP. In 2001, of total U.S. GAAP adjustments that decrease the net income from a gain of Ps.2 million under Argentine GAAP to a loss of Ps.896 million under U.S. GAAP, Ps.919 million relate to the effect of the devaluation of the Argentine peso on the valuation of net liabilities in foreign currency of which Ps.349 million corresponds to us and Ps.570 million corresponds to Cointel and Telefónica Argentina. Other main effects are:

Adjustments on ownership interest in related parties amounting to Ps.557 million (gain) in 2002, Ps.516 million (loss) in 2001 and Ps.4 million (loss) in 2000. The 2002 adjustment includes the reversal of the 2001 estimated effect of the devaluation on Cointel’s and Telefónica Argentina’s net liabilities in foreign currency (see below), calculated based on our ownership interest in such companies. The 2001 adjustment includes Ps.570 million (loss) corresponding to the estimated effect of the devaluation on Cointel’s and Telefónica Argentina net liabilities in foreign currency, calculated based on our ownership interest in such companies.

The adjustment for deferred income tax, changed to zero in 2002 from a loss of Ps.31 million in 2001 and from a gain of Ps.73 million in 2000. In 2001, the variation was principally due to the creation of a valuation allowance for the net deferred tax assets as of the year-end. The creation of the allowance was the result of the estimation (considering the effects of the new economic environment and the effects of the devaluation described in Note 10. to Holding Annual Financial Statements) of the probability of future recoverability of the net tax assets resulting from current book charges to expense under U.S. GAAP.

An allowance was also created with respect to tax deferred assets as of December 31, 2002.

In 2002, the adjustment on the amortization of goodwill amounted to Ps.18 million (gain), and corresponds to the reversal of the amortization of the goodwill on the investment in Cointel under Argentine GAAP as a result of the implementation of SFAS 142. See Note 17b) 6 to Holding Annual Financial Statements.

Net income under U.S. GAAP in 2001 was also affected by the initial implementation of SAB 101, through the adjustment on ownership interests in related parties—Cointel, by the effect on Telefónica Argentina’s net income comprised of: i) the loss in Telefónica Argentina corresponding to the recognition of the cumulative effect as of the beginning of the year of Ps.111 million (before tax) (Ps.29.3 million calculated at our indirect ownership interest in Telefónica Argentina), and ii) the net effect during the period of deferral of new installation revenues and amortization of net revenues deferred as of the beginning of the year.

As a consequence of the voluntary capital stock reduction mentioned in Note 6.6 to our Holding Annual Financial Statements and the acquisition by Telefónica (and subsequent transfer to TISA), as of December 31, 2001, our principal shareholder is TISA, which owns 99.96% of our capital stock. Under US GAAP, and as substantially all of our common stock was acquired by Telefónica, the purchase price should be “pushed down” to Holding Annual Financial Statements. Push down accounting is not a generally accepted accounting principle under Argentine GAAP. As a result of Telefónica’s acquisition of the 80.9% equity interest in us, which purchase price substantially amounted Ps.2.2 billion, and the voluntary capital stock reduction, we booked an adjustment of Ps.1.6 billion substantially corresponding to goodwill.

Telecommunications Business

The following discusses both, Cointel and Telefónica Argentina as Cointel Consolidated financial information of Telefónica Argentina. Cointel changed its fiscal year end on December 31,2002. As a result, we discuss separately the results of operations for the years ended September 30, 2002, 2001 and 2000 and three-month fiscal year ended December 31, 2002 as compared to three-month period ended December 31, 2001.

Comparison of Cointel’s Consolidated Results of Operations for the Years Ended September 30, 2002, 2001 and 2000.

The Professional Council of Economic Sciences of the City of Buenos Aires (CPCECABA) has approved new professional accounting principles mandatorily effective for fiscal years beginning on or after July 1, 2002 with the possibility of early adoption as allowed by the CPCECABA and CNV. As described in Note 2.4 to Cointel’s Consolidated Financial Statements as of December 31, 2002, those financial statements have been prepared in accordance with Argentine GAAP applicable to consolidated financial statements in accordance with the requirements of the CNV, giving effect to the new professional accounting principles to all periods there covered for comparative purposes. Therefore, Cointel’s consolidated financial statements as of and for the unaudited three-month period ended December 31, 2001 and for the audited fiscal years ended September 30, 2002, 2001 and 2000 were restated by it to give effect to those principle modifications mandatory as of December 31, 2002. Our financial statements, and our and Cointel’s Selected Consolidated Financial Data and Item 5: “Operating and Financial Review and Prospects” have been prepared in accordance with prior professional accounting principles, which in turn were in effect for us.

Net Revenues

Total net revenues were Ps.3,832 million in 2002, a 37% or Ps.2,280 million decrease from Ps.6,113 million in 2001. Net revenues decreased by 5% or Ps.341 million in 2001 from Ps.6,453 million in 2000. Cointel net revenues were affected by the pesification and freezing of Telefónica Argentina’s tariffs.

Operating revenues presented by category of services in this Annual Report are derived from Telefónica Argentina’s accounting records, certain reports from Telefónica Argentina’s billing systems and certain estimates made by Telefónica Argentina management. This breakdown is not included in Cointel Annual Financial Statements.

The following table shows operating revenues in millions of constant pesos as of December 31, 2002 by category of services for the year ended September 30, 2002, 2001 and 2000, net of any intercompany transactions.

	September 30, 2002	September 30, 2001	September 30, 2000
	(in millions of constant pesos as of December 31, 2002)
Basic Telephone Service
Measured service	1,163	1,785	2,079
Monthly basic charges(1)	1,034	1,482	1,525
Special services	450	652	556
Installation charges	61	122	160
Public phones	281	491	526
Access charges	327	680	656
International long-distance service	144	310	410
Telephone equipment	35	182	122
Publishing of telephone directories	59	117	166
Other	278	291	253

Total	3,832	6,112	6,453

(1)	Includes monthly basic charges and charges for supplemental services.

Basic Telephone Service

Measured Service

Measured service includes revenues that are collected from local and domestic long-distance calls made by its customers to other of its customers over its network. Measured service also includes revenues that are collected from local and long-distance calls made by its customers to customers of other operators that are routed over its network as well as through other operators’ networks. In the case of the latter, Telefónica Argentina bills and collects payments from its customers for the call, which Telefónica Argentina recognizes as revenues, but pays other operators for the cost of using their networks. See below “—Cost of Services Provided, Administrative Expenses and Selling Expenses” and “—Fees and Payments for Services”.

Measured service decreased by 34.8% to Ps.1,163 million in 2002 from Ps.1,785 million in 2001. Measured service also decreased by 14.1% in 2001 from Ps.2,079 million in 2000. In 2002, the decrease was due principally to: (1) a decrease in rates measured in real terms by approximately 28% as a result of the pesification and freezing of the rates at a rate per telephone pulse of Ps.0.0469 in both 2002 and 2001 in a highly inflationary environment, partially offset by an average decrease in commercial and low consumption discounts in 2002 compared to 2001; and (2) a decrease in average local and domestic long-distance traffic per line by 15.3% as a result of the recession; (3) a decrease in the average number of billable lines of measured service by 10%. See Item 4: “Information on the Company—Business Overview—Competition—Domestic Long-Distance Service”.

In 2001, the decline in revenues from measured service was principally due to: (1) the introduction of new discount plans for domestic long-distance calls for certain customer segments and time of the call; (2) a 5.5% decrease in the effective rates for certain local and domestic long-distance service segments applied since March 2000; (3) a 10.6% decrease in the average number of billable domestic long-distance lines partly as a result of the presubscription losses to competitors; and (4) a 7.5% decrease in the average number of billable local lines, which in part became “prepaid lines”, thus increasing revenues from special services.

Monthly Basic Charges

Monthly basic charges, which include the monthly basic charges of measured service lines and prepaid lines, decreased by 30.2% to Ps.1,034 million in 2002 from Ps.1,482 million in 2001 and decreased by 2.8% in 2001 from Ps.1,525 million in 2000. In 2002, the decrease was mainly due to a rate reduction in real terms of close to 28% as a result of the effect of the pesification and freezing of the tariffs in a highly inflationary environment, partially offset by a reduction in discounts granted to customers. In addition, there were increases in the number of customers who were disconnected in 2002, mainly for non-payment. In 2001, the decrease was principally due to discounts granted and a decrease in effective rates. These discounts, which were applied since March 2000, include a 19.5% discount to certain commercial and government sector customers.

Special Services

Special services include:

•	supplementary services (for example, call waiting and call forwarding) provided through digital switches and telephones;

•	special services for companies (for example, digital links between customers and digital trunk access);

•	internet access including ADSL;

•	other services such as calling cards, toll-free calling, voice messaging and collect calling; and

•	beginning in the 2001 fiscal year, prepaid cards.

Special services decreased by 31.0% to Ps.450 million in 2002 from Ps.652 million in 2001 and increased by 17.2% to Ps.652 million in 2001 from Ps.556 million in 2000. The changes in 2002 were principally due to a drop in prices in real terms that have affected the digital trunk access, collect call charges, prepaid cards and internet access and traffic services. Rates paid by customers for most of these services were pesified as a result of the Public Emergency Law but as they are not regulated tariffs, they were not frozen. Internet traffic with internet access decreased approximately 22.8% to 5,640 million minutes in 2002 from 7,307 million minutes in 2001 and increased approximately 39.4% from 5,242 million in 2000. Furthermore, during 2002 there was an increase of 8% in consumption from the sale of prepaid cards that did not fully compensate the rate reduction in real terms. The changes in 2001 were principally caused by increases in revenues from internet usage in 2001 as compared to the previous fiscal year. Internet traffic increased 39.4% to 7,307million minutes in 2001 from 5,242million in 2000. Additionally, in 2001 the use of prepaid calling cards increased. Such growth was offset by a decline in digital trunk access services mainly due to the granting of greater commercial discounts on basic rates and metered services.

Installation Charges

Revenues from installation charges, which consist primarily of fees for installation of new phone lines, decreased by 50.0% to Ps.61 million in 2002 from Ps.122 million in 2001 and decreased by 23.7% from Ps.160 million in 2000. The change was principally due to a decrease in the number of basic telephone lines installed during 2002 as compared to 2001, a decrease in prices in real terms considering the pesification and freezing of

Telefónica Argentina’s tariffs. In 2001, the decrease was principally due to a decrease of 15.8% in the number of basic telephone lines installed during 2001 and a decrease of 8.1% in the average installation price per line.

Public Phones

Revenues for public phones decreased by 42.8% to Ps.281 million in 2002 from Ps.491 million in 2001 and decreased by 6.6% from Ps.526 million in 2000. In 2002, the decrease was mainly due to: (1) a drop in prices in real terms partially offset by lower commissions paid; (2) lower traffic from pay phones operated by third parties of approximately 14%; (3) a reduction of 13% in the number of semi-public lines installed; and (4) a decrease by 9% and 15% in public telephones installed and traffic, respectively. In 2001, the decrease was due to increased commercial discounts granted to third-party operators of pay phones and a 14% decrease in average pay phone traffic. The decrease was partially offset by an increase in the average number of pay phones operated by third parties of 28.2% from 26,942 lines in 2000 to 34,525 lines in 2001 and in semi-public lines installed of 2.5%.

Access Charges

Access charges decreased by 51.9% to Ps.327 million in 2002 from Ps.680 million in 2001 and increased by 3.7% from Ps.656 million in 2000. In 2002, the variation was mainly due to: (i) a decrease in rates in real terms as a result of inflation, the price cap and the pesification of these charges and (ii) a decrease in the consumption of interconnection services by cellular telephone and long-distance operators. In 2001, the change was principally due to an increase of consumption from interconnection with mobile and public phone operators. Additionally, revenues from cellular interconnection increased in 2001 due to new agreements, PCS services and to accessing of the network by value-added service providers such as ISP providers. This increase was partially offset by applying, as of March 2001, the 3% semiannual reduction in interconnection rates pursuant to Decree No. 764/00.

International Long-Distance Service

Cointel’s amount of operating revenues from international long-distance service depend on the volume of traffic, the rates charged to Cointel’s customers, charges to the other Argentine telecommunications providers that place international calls through Cointel’s international network, and the agreed rates charged among foreign telecommunications carriers and correspondents. Payments between carriers are usually made on a net settlement basis. The contribution of net settlements from foreign telecommunications carriers to Cointel’s total revenues from international services declined by approximately 17% and 16% for fiscal years ended 2002 and 2001, respectively. The contribution of net settlements from foreign telecommunications carriers to our total revenues from international services represented approximately 1% of those revenues in fiscal year 2000.

International long-distance service revenues decreased 53.5% to Ps.144 million in 2002 from Ps.310 million in 2001 and decreased in 2001 by 24.4% from Ps.410 million in 2000. These revenues include gross revenues charged to Telefónica Argentina customers net of the cost of termination charges since we account for them on a net settlement basis. This change in 2002 was mainly due to a reduction of rates in real terms, partially offset by a decrease in discounts granted. The impact of the pesification and freezing of Telefónica Argentina’s tariffs and the devaluation of the peso raised the cost in pesos of termination charges to foreign carriers, which are in U.S. dollars. Likewise, there was a reduction in incoming and outgoing traffic with other international operators of approximately 28% and 1%, respectively. The decline in outgoing traffic was primarily a result of the recession. In 2001, the changes were principally due to the decrease in average rates and commercial discounts granted to customers through new plans offered since the deregulation.

Telephone Equipment

Telephone equipment revenues decreased by 80.7% to Ps.35 million in 2002 from Ps.181 million and increased by 48.2% in 2001 from Ps.122 million in 2000. In 2002, the change was due to a significant reduction of sales and sale prices in real terms. As a result of the ongoing recession, we have de-emphasized this market segment. In 2001, the change was due to a progressive increase in sales through Teleshops and other showrooms and to the new products offered in the second half of fiscal year 2000.

Publishing of Telephone Directories/Yellow Pages

Publishing of telephone directories, which Telefónica Argentina conducts through its wholly owned subsidiary, Telinver, decreased by 49.6% to Ps.59 million in 2002 from Ps.117 million in 2001 and decreased by

29.5% in 2001 from Ps.166 million in 2000. Revenues from the publishing of telephone directories consist primarily of advertising sales. The decrease in 2002 was mainly as a result of the decline in prices in real terms, to the rescheduling of the distribution of certain directories which had been issued in 2001 but not in 2002 and a decrease in the number of advertisements of approximately 25%. The decrease in 2001 was due to (1) the effective rescheduling of the distribution of directories in certain areas in 2001, mainly within the cities of Buenos Aires, Mar del Plata, Chubut, San Juan and Río Negro, in an amount of Ps.39 million and (2) a decrease in advertising sales in an amount of Ps.7 million.

Other Revenues

Other revenues decreased by 4.5% to Ps.278 million in 2002 from Ps.291 million in 2001. This variation was mainly due to a reduction in revenues from direct lines of Ps.35 million as a result of lower rates in real terms, a decrease in services provided to related companies of Ps.158 million, and a decrease in retail sales of Ps.93 million. Other revenues increased 15.0% to Ps.291 million in 2001 from Ps.253 million in 2000. This variation was primarily due to an increase in services to related companies of Ps.21 million and an increase in retail sales of Ps.54 million.

Cost of Services Provided, Administrative and Selling Expenses

Cost of services provided, administrative and selling expenses decreased by 19.5% to Ps.3,752 million in 2002 from Ps.4,660 million in 2001 and decreased by 1.3% from Ps.4,719 million in 2000. Costs of services provided, administrative and selling expenses, excluding depreciation and amortization of Ps.1,452 million and Ps.1,376 million, amounted to Ps.2,300 million in 2002 and Ps.3,284 million in 2001, representing a decrease of 30%. In 2002, we made a concerted effort to reduce our expenses in line with our reduced revenues.

The following table shows the breakdown of expenses for the years ended September 30, 2002, 2001 and 2000, net of intercompany transactions. The amounts as of September 30, 2001 and 2000 have been restated in constant pesos as of December 31, 2002.

	Fiscal Year Ended September 30,2002	Fiscal Year Ended September 30,2001	Fiscal Year Ended September 30,2000
	(in millions of constant pesos as of December 31, 2002)
Salaries, social security taxes and other personnel expenses	543	791	877
Depreciation and amortization(1)	1,452	1,376	1,567
Fees and payments for services	749	1,227	1,241
Material consumption and other expenses	103	130	115
Management fee	146	268	323
Allowance for doubtful accounts	469	377	218
Equipment sales cost	45	172	107
Other	246	319	272

Total	3,752	4,660	4,719

(1)	Excluding the portion corresponding to financial expenses.

Salaries, Social Security Taxes and Other Personnel Expenses

Salaries and social security taxes decreased by 31.4% to Ps.543 million in 2002 from Ps.791 million in 2001 and decreased by 9.8% in 2001 from Ps.877 million in 2000. In 2002, the variation was mainly due to: (i) a drop in real terms in salaries during 2002 as compared to 2001 and excluding Telinver (ii) a personnel reduction in Telefónica Argentina from 9,680 in 2001 to 9,207 in 2002 because of the reaching of the end of their useful life. In 2001, the variation was mainly due a personnel reduction at Telefónica Argentina from 9,984 in 2000 to 9,680 in 2001, in part as a consequence of the outsourcing agreement signed with IBM.

Depreciation and Amortization

Total depreciation and amortization (excluding the portion corresponding to financial expenses) increased by 5.5% to Ps.1,452 million in 2002 from Ps.1,376 in 2001 and decreased by 12.2% in 2001 from Ps.1,567 million in 2000. There was no material change in depreciation and amortization in real terms because of the effect of the restatement of Cointel’s our assets for inflation. In 2002, the change was principally due to the amortization of the net book value of goodwill related to Telefónica Argentina internet business and to the completion of works in progress after September 30, 2001, the depreciation of which started as of such date, which increase was almost fully offset by the amortization of the intangible assets that resulted from the acquisition of 51% of Telefónica’s common stock in November 1990 and organization and operating expenses, which were amortized over a ten-year period by the straight line method were totally amortized during the quarter ended December 31, 2000. In 2001, the change was principally due to those fixed assets fully depreciated in 2000 because of the reaching of the end of their useful life and to the sale of fixed assets to IBM.

Fees and Payments for Services

Fees and payments for services decreased by 39.0% to Ps.749 million in 2002 from Ps.1,227 million in 2001 and decreased by 1.1% in 2001 from Ps.1,241 million in 2000. In 2002, the variation was basically generated by a reduction in service costs in real terms and a decrease in the use of these services due to Argentina’s economic crisis. In 2002, Telefónica Argentina experienced:

•	declines in advisory and consulting expenses by Ps.79 million, services related to information systems by Ps.79 million, sales commissions by Ps.50 million, costs related to affiliated companies by Ps.58 million and temporary personnel costs by Ps.8 million;

•	decreases in interconnection charges with other operators by Ps.117 million due to a decrease of consumption and tariffs (in real terms) and a decrease in access costs in the northern region for Ps.23 million;

•	expenses related to building renovation incurred during 2001 by Ps.33 million and other network maintenance costs for Ps.39 million;

•	elimination in 2002 of the reduction in social security tax (UIT);

•	decreases in advertising expenses of Ps.172 million mainly related to the completion of certain advertising campaigns carried out mainly in 2001; and

•	traveling, safety and communications expenses by Ps.28 million.

In 2001, the variation was mainly due to:

•	increases in service fees related to information systems including the costs related to outsourcing operations and maintenance of certain information technology systems infrastructure in the amount of Ps.72 million, which costs were partially offset by a decrease in hardware and software maintenance charges;

•	a Ps.35 million increase in advertising expenses; and

•	Ps.9 million increase in consulting and advisory services during 2001.

These increases were offset by a Ps.47 million decrease in interconnection charges with other operators due to the price cap established by Decree 764/00 and a Ps.19 million decrease in maintenance charges and building renovation primarily related to expansion into the northern area of Argentina during the prior year.

The principal components of labor costs were basic wages, overtime and fringe benefits. We also incurred certain other related costs, including contributions made to the national pension plan, health plans, family allowances and additional pension contributions and life insurance premiums for employees covered by collective bargaining agreements. Most of these contributions are mandated by law.

Material Consumption and Other

Material consumption and other decreased Ps.28 million to Ps.103 million in 2002 from Ps.130 million in 2001 and increased Ps.15 million in 2001 from Ps.115 million in 2000. This variation in 2002 is primarily the result of lower consumption of certain materials resulting from the decrease in business activity. The increase in 2001 was principally due to an allowance for impairment and slower turnover in the amount of Ps.15 million.

Management Fee

The decrease in the management fee of 45.6% to Ps.146 million in 2002 from Ps.268 million in 2001 was mainly due to the decrease in real terms in the operating income before amortization and depreciation of Ps.1,533 in 2002 from Ps.2,834 in 2001. The decrease of 17% to Ps.268 million in 2001 from Ps.323 million in 2000 was mainly due to the decrease in the operating income before amortization and depreciation of Ps.2,818 million in 2001 from Ps.3,300 million in 2000. See Item 4: “Information on the Company—Business Overview—Management Contract— Management Fee” for a description of the management fee.

Allowance for Doubtful Accounts

The charge to the allowance for doubtful accounts increased 24.4% to Ps.469 million in 2002 from Ps.377 million in 2001 and increased by 72.9% in 2001 from Ps.218 million in 2000. The charge in 2002 was 12.2% in terms of allowance for doubtful accounts over net revenues, equivalent to 96.8% increase compared to 2001. The relative increase was due to a larger allowance for overdue accounts in fiscal year 2002, as certain customer categories were particularly affected by the economic crisis in the country. In 2001, the variation was caused by the changes in the amount and aging of past due receivables in each year.

Equipment Sales Cost

Sales costs primarily related to the equipment sold decreased by 73.8% to Ps.45 million in 2002 from Ps.172 million in 2001 and increased by 60.7% in 2001 from Ps.107 million in 2000. In 2002, the decreased cost of sales results mainly from the decrease in equipment and telephone accessories sold. In 2001, the change was due to a progressive increase in sales through Teleshops and Showrooms and to the introduction of new products in the second half of year 2000.

Other

The charge to income of other operating costs decreased by 23.2% to Ps.245 million in 2002 from Ps.319 million in 2001 and increased by 17.3% from Ps.272 million in 2000. In 2002, the variation was mainly due to the decrease in costs in real terms, particularly in: (1) taxes by Ps.47 million, (2) transportation costs by Ps.18 million, (3) commissions by Ps.22 million, (4) allowance for low inventory-turnover by Ps.24 million, since it was booked in 2001 and (5) insurance by Ps.8 million. These effects were offset by the charge of tax on checking accounts credits and debits beginning in 2001, which was presented under unusual items in 2001 and was presented in operating costs (administrative expenses) in 2002.

In 2001, the variation was mainly due to: (1) an increase in the allowance for slow inventory turnover (since it was booked in 2001) related to works in progress discontinued in 2000; (2) transportation cost; (3) taxes; (4) bank commissions and (5) insurance. These effects were offset by the charge of tax on checking accounts credits and debits since in 2001, it was disclosed under unusual items and in 2002 is disclosed in operating costs (administrative expenses).

Other Expenses, Net

Other expenses, net decreased to Ps.153 million in 2002 from Ps.247 million in 2001, and from Ps.327 million in 2000. The decrease in 2002 is mainly due to a decrease in charges in real terms. Most of the variation is due to employee termination costs of Ps.84 million and a decrease in fixed assets retirements by Ps.4 million. In addition, the charges for contingencies in 2002 increased by Ps.12 million. In 2001, the variation was mainly due to: (1) a decrease in the net book value of fixed assets retired related to works in process discontinued in the year ended September 30, 2002 of Ps.29 million, (2) the write-off of the investments in Intelsat and Inmarsat in 2000 of Ps.27 million and (3) the charge in 2000 of the amounts payable for the agreement of extraordinary contribution to the Compensatory Fund. These charges were partially offset by an increase in allowance for contingencies of Ps.39 million in 2001.

Financial Gains and Losses

Consolidated gross capitalized interest and exchange difference totaled Ps.40 million including Ps.29 million corresponding to capitalization of exchange differences in 2002, Ps.88 million in 2001 and Ps.115 million in 2000. In 2002, financial losses on assets were Ps.744 million in 2002 compared to a loss of Ps.105 million in 2001 compared to a gain of Ps.205 million in 2000. There were financial losses on liabilities of Ps.3,296 million in 2002, Ps.475 million in 2001 and Ps.497 million in 2000. In 2002, the variation was mainly due to the impact of the devaluation of the peso on the net monetary position in foreign currency, which, net of the result from the monetary gain/loss, amounted to a loss of Ps.3,393 million. In addition, the increase in the amount of interest from higher interest rates and the rate of exchange, in those cases in which interest was payable in a foreign currency, led to an increased loss of Ps.176 million, net of monetary gain/loss and a loss from the exposure to inflation of monetary assets and liabilities in pesos of Ps.94 million. The change in 2001 was mainly due to the increase in our financial debt compared to the previous fiscal year.

(Loss)/Income Before Income Tax and Net (Loss)/Income from Spun-off Businesses

(Loss)/income before income tax and before net (loss)/income from spun off businesses was a loss of Ps.4,119 million in 2002 compared to income of Ps.607 million in 2001, which was a decrease of 45.2% from Ps.1,107 million in 2000. In 2002, the decrease was mainly due to the increase by Ps.3,460 million of the net financial loss due mainly to the devaluation of the peso and the net effect of the adjustment for inflation.

Net (Loss)/Income

We had a net loss from continuing operations of Ps.2,849 million in 2002, net loss of Ps.3 million in 2001 and net loss of Ps.299 million in 2000, and a net (loss)/income of Ps.15 million in 2001 and Ps.2 million in 2000 and a loss of Ps.2,849 million in 2002, a net loss of Ps.48 million in 2001 and a net income of Ps.297 million in 2000.

Comparison of Cointel’s Consolidated Results of Operations for the Three-Month Fiscal Year Ended December 31, 2002 and the Unaudited Three-Month Period Ended December 31, 2001

Net Revenues

Total net revenues were Ps.620 million in 2002, a 56% or Ps.794 million decrease from Ps.1,414 million in 2001. Cointel’s net revenues were affected by the pesification and freezing of Telefónica Argentina’s tariffs. Operating revenues presented by category of services in this Transition Report are derived from Cointel’s accounting records, certain reports from our billing systems and certain estimates made by Cointel’s management. This breakdown is not included in Cointel’s three-month fiscal year Financial Statements. The following table shows operating revenues by category of services net of any intercompany transactions.

	Three-Month period ended December 31, 2002	Unaudited Three-Month period ended December 31, 2002
	(in millions of constant pesos as of December 31, 2002)
Basic Telephone Service
Measured service	186	432
Monthly basic charges(1)	156	373
Special services	72	154
Installation charges	5	25
Public phones	41	92
Access charges	46	127
International long-distance service	23	74
Telephone equipment	2	17
Publishing of telephone directories	38	33
Other	51	87

Total	620	1,414

(1)	Includes monthly basic charges and charges for supplemental services.

Basic Telephone Service

Measured Service

Measured service decreased by 56.9% to Ps.186 million in 2002 from Ps.432 million in 2001. In 2002, the decrease was due principally to: (i) a decrease in rates measured in real terms by approximately 55% as a result of the pesification and freezing of the rates at a rate per telephone pulse of Ps.0.0469 in both 2002 and 2001 in a highly inflationary environment, partially offset by an average decrease in commercial and low consumption discounts in 2002 compared to 2001; and (ii) a decrease in average local and domestic long-distance traffic per line by 4% as a result of the recession. These effects were partially offset by an increase in the average number of billable lines (fixed charge lines) due to an approximately 4.3% net increase in the number of local and domestic long-distance lines (which includes increases and decreases of long-distance lines as a result of the implementation of the pre-subscription process).

Monthly Basic Charges

Monthly basic charges, which include the monthly basic charges of measured services lines and prepaid lines, decreased by 58.2% to Ps.156 million in 2002 from Ps.373 million in 2001. In 2002 the decrease was mainly due to a rate reduction in real terms of close to 55% as a result of the effect of the pesification and freezing of the tariffs in a highly inflationary environment, partially offset by a reduction in discounts granted to customers. In addition, there were increases in the number of customers who were disconnected in 2002, mainly for non-payment.

Special Services

Special services decreased by 53.2% to Ps.72 million in 2002 from Ps.154 million in 2001. The changes in 2002 were principally due to a drop in prices in real terms that have affected the digital trunk access, collect call charges, prepaid cards and internet access and traffic services. Rates paid by customers for most of these services were pesified as a result of the Public Emergency Law but as they are not regulated tariffs, they were not frozen. Traffic minutes associated with internet access decreased approximately 12.7% to 1,347 million minutes in 2002 from 1,537 million minutes in 2001. Furthermore, during 2002 there was an increase of 12.6% in consumption from the sale of prepaid cards that did not fully compensate the rate reduction in real terms. Such growth was offset by a decline in digital trunk access services mainly due to the granting of greater commercial discounts on basic rates and metered services.

Installation Charges

Revenues from installation charges, which consist primarily of fees for installation of new phone lines, decreased by 80.0% to Ps.5 million in 2002 from Ps.25 million in 2001. The change was principally due to a decrease in the number of basic telephone lines installed during 2002 as compared to 2001, a decrease in prices in real terms considering the pesification and freezing of Telefónica Argentina’s tariffs.

Public Phones

Revenues for public phones decreased by 55.4% to Ps.41 million in 2002 from Ps.92 million in 2001. In 2002, the decrease was mainly due to:(1) a drop in prices in real terms; (2) a lower average demand from pay-phones operated by third parties of approximately 5% ;(3) a reduction of 25% in the number of semi-public lines installed; (4) a decrease by 6% and 13% in public telephones installed and traffic, respectively; and (5) the pesification and freezing of Telefónica’s Argentina tariffs.

Access Charges

Access charges decreased by 63.8% to Ps.46 million in 2002 from Ps.127 million in 2001. In 2002, the variation was mainly due to:(i) a decrease in rates in real terms as a result of inflation, the price cap and the pesification of these charges and (ii) a decrease in the consumption of interconnection services by cellular telephone and long-distance operators.

International Long-Distance Service

International long-distance service revenues decreased 68.9% to Ps.23 million in 2002 from Ps.74 million in 2001. This change in 2002 was mainly due to a reduction of rates in real terms, partially offset by a decrease in discounts granted. The impact of the pesification and freezing of Telefónica Argentina’s rates and the devaluation of the peso raised the cost of termination charges to foreign carriers, which are in U.S. dollars. Likewise, there was a reduction in incoming and outgoing traffic with other international operators of approximately 23% and 27%, respectively. The amount of operating revenues from international long-distance service depend on the volume of traffic, the rates charged to the customers, charges to the other Argentine telecommunications providers that place international calls through Telefónica Argentina international network, and the agreed rates charged among foreign telecommunications carriers and correspondents. Payments between carriers are usually made on a net settlement basis. The contribution of net settlements from foreign telecommunications carriers to Telefónica Argentina total revenues from international services was approximately 63% and 10% for fiscal years ended 2002 and 2001.

Telephone Equipment

Telephone equipment revenues decreased by 88.2% to Ps.2 million in 2002 from Ps.17 million. In 2002 the change was due to a significant reduction of sales and sale prices in real terms. As a result of the recession, we have de-emphasized this market segment. Publishing of Telephone Directories Yellow Pages Publishing of telephone directories, which Telefónica Argentina conducts through its wholly owned subsidiary, Telinver, increased by 15.2% to Ps.38 million in 2002 from Ps.33 million. Revenues from the publishing of telephone directories consist primarily of advertising sales.

Other Revenues

Other revenues decreased by 41.4% to Ps.51 million in 2002 from Ps.87 million in 2001. This variation was mainly due to a reduction in revenues from direct lines of Ps.18 million as a result of lower rates in real terms, a decrease in services provided to related companies of Ps.42 million and a decrease in retail sales of Ps.15 million.

Cost of Services Provided, Administrative, Selling Expenses and Depreciation of Goodwill in Investment Companies

Cost of services provided, administrative and selling expenses and depreciation of goodwill in investment companies decreased by 48.5% to Ps.673 million in 2002 from Ps.1,307 million in 2001. Costs of services provided, administrative and selling expenses, excluding depreciation and amortization, amounted to Ps.354 million in 2002 and Ps.938 million in 2001, representing a decrease of 62%. In 2002 Telefónica Argentina’s made a concerted effort to reduce Cointel’s expenses in line with Cointel’s reduced revenues.

The following table shows the breakdown of expenses, net of intercompany transactions.

	Three-Month period ended December 31, 2002	Unaudited Three-Month period ended December 31, 2002
	(in millions of constant pesos as of December 31, 2002)
Salaries and social security taxes	87	194
Depreciation and amortization(1)	319	369
Fees and payments for services	119	300
Material consumption and other	14	33
Management fee	23	44
Allowance for doubtful accounts	27	266
Sales costs(2)	29	19
Other	55	82

Total(2)	673	1,307

(1)	Excluding the portion corresponding to financial expenses.

Salaries, Social Security Taxes and Other Personnel Expenses

Salaries, social security taxes and other personnel expenses decreased by 55.2% to Ps.87 million in 2002 from Ps.194 million in 2001. In 2002, the variation was mainly due to: (i) a drop in real terms in salaries during 2002 as compared to 2001 and excluding Telinver (ii) a personnel reduction in Telefónica Argentina from 9,410 in 2001 to 8,998 in 2002.

Depreciation and Amortization

Total depreciation and amortization decreased by 13.6% to Ps.319 million in 2002 from Ps.369 in 2001. In 2002 the change was principally due to the amortization of the net book value of goodwill related to Telefónica Argentina internet business as of December 31,2002 and to the completion of works in progress after September 30, 2001, the depreciation of which started as of such date which was partially offset by the effect of assets that are no longer depreciated.

Fees and Payments for Services

Fees and payments for services decreased by 60.3% to Ps.119 million in 2002 from Ps.300 million in 2001.

In 2002, the variation was basically generated by a reduction in service costs in real terms and a decrease in the use of these services due to Argentina’s economic crisis, principally:

•	declines in advisory and consulting expenses by Ps.15 million, services related to information systems of Ps.12 million, sales commissions by Ps.13 million, costs related to affiliated companies by Ps.8 million and temporary personnel costs by Ps.2 million;

•	decreases in interconnection charges with other operators by Ps.42 million due to a decrease of consumption and rates (in real terms) and lower access costs in the northern region for Ps.1 million;

•	decreases in expenses related to building renovation incurred during 2001 by Ps.4 million and other network maintenance costs for Ps.8 million;

•	elimination in 2002 of the reduction in social security tax (UIT).

•	decreases in advertising expenses by Ps.46 million mainly related to the completion of certain advertising campaigns carried out mainly in 2001; and

•	traveling, safety and communications expenses by Ps.9 million.

The principal components of labor costs were basic wages, overtime and fringe benefits. Telefónica Argentina also incurred certain other related costs, including contributions made to the national pension plan, health plans, family allowances and additional pension contributions and life insurance premiums for employees covered by collective bargaining agreements. Most of these contributions are mandated by law.

Material Consumption and Other

Material consumption and other decreased Ps.19 million to Ps.14 million in 2002 from Ps.33 million in 2001. This variation in 2002 is primarily the result of lower consumption of certain materials resulting from the decrease in business activity.

Management Fee

The decrease in the management fee of by 47.7% to Ps.23 million in 2002 from Ps.44 million in 2001 was mainly due to the decrease in real terms in the operating income before amortization and depreciation of Ps.266 in 2002 from Ps.478 in 2001. See Item 4: “Information on the Company —Business Overview —Management Fee “for a description of the management fee.

Allowance for Doubtful Accounts

The charge to the allowance for doubtful accounts decreased 89.8% to Ps.27 million in 2002 from Ps.266 million in 2001. The charge in 2002 was 4% in terms of allowance for doubtful accounts over net revenues, equivalent to 79% increase compared to 2001. The relative increase was due to a larger allowance for overdue accounts in fiscal 2002, as certain customer categories were particularly affected by the economic crisis in the country.

Sales Costs

Sales costs primarily related to the equipment sold increased by 52.6% to Ps.29 million in 2002 from Ps.19 million in 2001. In 2002, the increased cost of sales results mainly from the increased in the equipment and telephone accessories sold.

Other

The charge to income of other operating costs decreased by 32.9% to Ps.55 million in 2002 from Ps.82 million in 2001. In 2002, the variation was mainly due to the decrease in costs in real terms, particularly in: (i) taxes by Ps.9 million, (ii) transportation costs by Ps.3 million, (iii) allowance for low inventory-turnover by Ps.1 million, since it was booked in 2001. These effects were offset by the charge of tax on checking accounts credits and debits beginning in 2001, which was presented under unusual items in 2001 and was presented in operating costs (administrative expenses) in 2002.

Media Business

We look to Telefónica’s global media affiliate, Telefónica Media S.A., to set the business strategy for Atco and ACISA. We consider Atco and ACISA to be passive investments.

On the basis of financial information furnished by Atco to us as of December 31, 2002, Atco presents negative shareholders’ equity. Also, given that we are is under no obligation to make capital contributions to Atco for the purpose of restoring the latter’s negative shareholders’ equity, we valued our investment in Atco as of December 31, 2002 at nil, to adjust it to its estimated recoverable value, and did not book any related liability. Additionally, as of December 31, 2002, we decided to value the investment in AC at nil, to adjust it to its recoverable value pursuant to information available as of such date. See Notes 5.1b) and c) to the Holding Annual Financial Statements.

B.	Liquidity and Capital Resources

Source of Funds

As of December 31, 2002, our total liabilities excluding those of our invested companies amount to Ps.1,871 million, which consist of Ps.26 million in Negotiable obligations (including interests as of that date), Ps.1,840 million of payables to related parties and Ps.5 million in tax liabilities, other payables and short-term accounts payable.

As of December 31, 2002, our cash and cash equivalents amount to Ps.3 million.

On April 11, 2000, the Participating Shareholders and Telefónica entered into the Stock Exchange Agreement whereby, once certain precedent conditions were met, on December 15, 2000, the Participating Shareholders transferred to Telefónica 80.9% of our capital stock, representing 84.7% of our total votes in exchange for Telefónica common shares issued. On June 29, 2001, Telefónica informed us that on May 8, 2001, it had transferred to TISA, Telefónica’s wholly owned subsidiary, all of Telefónica’s 80.9% equity interest in us. Additionally, as a result of several transactions described in Note 6.6 to the Holding Annual Financial Statements for the years ended December 31, 2002, 2001 and 2000, TISA’s equity interest in us, increased from 80.9% to 99.96%.

As of December 31, 2000, as provided for in the Stock Exchange Agreement and in certain related agreements, we paid off our financial liabilities and other liabilities, except for the amounts payable under the negotiable obligations for US$500 million. The most significant liabilities that have been paid include among others: (i) the indebtedness under our and Shosa’s Syndicated Loan Agreement, assumed by us, and outstanding indebtedness under the Financial Trust Agreement, as defined in Note 7.2 to the Holding Annual Financial Statements, (ii) a loan agreement with Chase for US$40 million, dated November 28, 2000, which was used to repay the Class C Notes under the US$400 million program and (iii) the repayment of certain derivative contracts described in Note 12 to the Holding Annual Financial Statements. Such repayments were made with funds received from the disposing of certain assets, described in Item 4: “Information on the Company—History and Development of the Company—Stock Exchange Agreement Transactions”, and from a loan for an amount of US$136 million granted by ACH to Shosa on December 13, 2000 to consummate the Stock Exchange Agreement.

On December 15, 2000, we transferred to ACH our ownership interest in Shosa for an amount of US$395 million, accruing interest at the LIBOR plus 2.5% nominal per annum, to be paid through a promissory note issued by ACH, maturing on August 31, 2001, or before, if certain conditions contemplated in the loan agreement occurred. In August and December 2001, we and ACH amended a clause of the Promissory Note issued by ACH, extending the maturity date until January 31, 2002. As of December 31, 2001, the Promissory Note was exchanged for our own shares included in the voluntary capital stock reduction. See Note 6.6 to the Holding Annual Financial Statements. As of the transfer date, Shosa’s main asset was its 35.86% ownership interest in Cablevisión and its main liabilities were a loan of US$136 million made to Shosa by ACH, and other liabilities of approximately Ps.27 million (at historical values).

Historically, we had funded our capital requirements principally through cash dividends from Cointel, other income relating to equity interests in related parties and fees for services under the Telefónica Holding Advisory Agreement, proceeds from disposing of our ownership interests and other assets, and bank loans.

Our principal source of cash has traditionally been dividends paid to us by Cointel. Cointel paid to us by shareholders an aggregate of Ps.1,452 million (at historical values) in cash and in-kind dividends from January 1, 1994 through December 31, 2002, including Ps.69 million (at historical values) paid during the year ended December 31, 2000. Cointel did not pay dividends during the years ended December 31, 2002 and 2001. Cointel’s principal source of cash revenues is the cash dividends paid to it by Telefónica Argentina. Telefónica Argentina paid Cointel an aggregate Ps.1,190 million (at historical values) in cash dividends from January 1, 1994 through December 31, 2002, including Ps.176 million (at historical values) paid during the twelve-month period ended December 31, 2001. Telefónica Argentina did not pay dividends during the year ended December 31, 2002.

We use our funds mainly to pay principal amount and interest on our debt and have used it to acquire ownership interest and to make capital contributions to controlled companies and related companies. During 2000, our payments with respect to acquisitions and cash capital contributions made to our related companies amounted to Ps.24 million (in constant pesos as of December 31, 2002) (in capital contributions made to ACISA and Forestal Norteña and payments made to Cablevisión). During 2002, 2001 and 2000 we did not pay dividends.

On February 12, 2002, we cancelled the balance of the principal of Series A Negotiable Obligations that amounted to US$7.0 million and interest accrued as of such date.

After the repurchases and repayments in 2001 and 2000, we had cancelled approximately 98.5% of the negotiable obligations for a face value of Ps.175 million and US$317.4 million. Until June 30, 2002, as had we the intention to repay the principal amount of Negotiable obligations, we had classified the principal amount as Current bank and other financial payables. As of December 31, 2002, due to the continuing the Argentine macroeconomic situation and financial system situation described in elsewhere in this document, we decided to maintain the principal amount of Negotiable obligations until their maturity date, and have classified the principal amount of negotiable obligations of US$7.6 million (equal to Ps.25 million as of December 31, 2002) as Noncurrent bank and other financial payables as of December 31, 2002.

Through a letter dated November 5, 2001, TISA had informed us that it was its firm intention not to require the repayment of the principal amount of our outstanding loan could to it until December 31, 2003. Subsequently, through a letter dated February 25, 2002, TISA notified us that the commitment assumed by it, mentioned in the letter dated November 5, 2001 was no longer effective. Consequently, we have classified such loan as “Current liabilities —Accounts payable to related parties” as of December 31, 2002.

As of December 31, 2002, the balance of the principal related to TISA’s loan, after the interest capitalization mentioned above, amounted to US$537 million (equivalent to $1,809 million as of December 31, 2002). In obtaining the above-mentioned loan, we had assumed certain commitments, mainly involving limitations on the sale of assets, limitations on liens of certain assets, limitations on us or any of its affiliates becoming a party in merger or spin-off operations, with certain exceptions. In addition, the loan shall forthwith become due and payable: 1) upon our default on any of the commitments assumed under the loan agreement, 2) in the event of any change in our controlling shareholder, 3) if we or our affiliates are unable to comply with our obligations, 4) changes on our main business activity, 5) if Telefónica Argentina or any of our affiliates lose the government licenses obtained and 6) if there are changes on our equity, economic and financial situation that due to their adverse nature may affect our ability to comply with the obligations assumed in the agreement or if there are restrictions that may limit the our ability to repay our debts.

Additionally, during the first quarter of 2002, we received loans from Telefónica Argentina for US$5.8 million (“the Dollar loans”) and Ps.4.6 million (at historical values) (“the Peso Loans”). On April 15, 2002, Telefónica Argentina assigned to TESA Arg. the Peso Loans in the amount of Ps.4.7 million (at historical values) which were due and payable, together with interest accrued as of such date. Furthermore, on such date TESA Arg. and we agreed to offset a portion of the amount owed by TESA Arg. in connection with the agreement against the Peso Loans owed by us to TESA Arg. for a total amount of Ps.4.7 million (at historical values). On April 26, 2002, we entered into an assignment agreement with Telefónica Argentina and TISA pursuant to which Telefónica Argentina assigned to TISA the Dollar Loans in the amount of US$5.8 million, which includes principal amount and accrued interest as of April 26, 2002. As of December 31, 2002, the book value of such loan amount to US$6 million (equivalent to Ps.21 million as of December 31, 2002), corresponding to principal amount plus accrued interests as of that date.

In relation to the loans mentioned above, TISA has advised us that until September 20, 2003: (i) the effects of the Public Emergency and Currency Exchange System Reform implemented in Argentina by Decree No.

1,570/01, Law No. 25,561, as supplemented and amended, in force shall not be considered by the creditor as an event of default; and (ii) it shall not consider that, until such date, an acceleration event has been verified under the agreements with it. Additionally, some of the loan agreements in effect include acceleration events in case certain judicial or nonjudicial proceedings are filed for amounts in excess of certain net equity percentages against us or relevant affiliate. We obtained a waiver in connection with those proceedings as of the date of issuance of this Annual Report, covering at least the current terms of those loans.

As of December 31, 2002, current assets in foreign currency are lower than current liabilities in foreign currency in the amount of approximately US$547 million (equivalent to Ps.1,844 million as of December 31, 2002).

Additionally, we are evaluating Cointel’s financing needs considering the Argentine economic situation and the current difficulties to have access to credit and will make our best efforts to provide Cointel with such financing, directly or indirectly, subject to our own availability of funds, which depends on the evolution of the issues affecting our financial situation. We have prepared our financing projections and plans expecting to cover future fund needs to pay short-term debt mainly with funds generated by operations plus, to the extent possible, by the evolution of current economic measures, bank loans and access to capital markets; or otherwise, we plan to request for long-term refinancing of our payables.

However, owing to the macroeconomic situation in Argentina, as of the date of issuance of this Annual Report, third parties’ credit lines are not available in amounts sufficient to enable us, together with internally generated funds, to meet current debt obligations. Furthermore, it is not possible to determine whether this situation will evolve favorably in the short term.

On the other hand, Telefónica has advised us that, as of the date of issuance of this Annual Report, it is still evaluating the Argentine macroeconomic context and analyzing financing alternatives for us, including the possibility of arranging a long-term refinancing of the current loans we have with TISA and, if necessary, providing additional financing.

Consequently, our ability to settle our payables to local and foreign creditors depends upon the possibility of obtaining financing or, if not possible, of refinancing payables, as well as, if necessary, the granting of additional financing by our direct or indirect controlling companies.

Should no financing alternatives be available for us or should we not succeed in obtaining refinancing, we would not have sufficient funds available to meet our current liabilities payable to local and foreign creditors.

Although we will continue to make our best effort to obtain such financing, as of the date of issuance of this Annual Report, it is not possible for us to assure what the result of such negotiations will be or if the restrictions for making transfers abroad will enable us to settle our current liabilities in the normal course of business and maintain our normal operations.

The following information is presented on an unconsolidated basis:

Cash Provided by Operating Activities:    Cash flow from operations was negative in the fiscal year ended December 31, 2002 and amounted to Ps.21 million in the fiscal year ended December 31, 2002, principally was due to the collection of receivables from related parties and payables accounts.

Cash Flows from Continuing Investing Activities:    During fiscal years ended December 31, 2002 and 2001 we did not have any cash flows from Investing Activities.

Cash Flows from Continuing Financing Activities:    In the fiscal year December 31, 2002 cash used in financing activities amounted to Ps.21 million, of which Ps.17 million represented a repayment of loan, Ps.20 million repayment of debts with related parties and Ps. 16 million due to an increase in payables to related parties.

Foreign-Denominated Debt and Investments

As of December 31, 2002, our total liabilities amount to Ps.1,871 million, which consist of Ps.26 million in Negotiable obligations (including interests as of that date), Ps.1,840 million of payables to related parties and Ps.5 million in tax liabilities, other payables and short-term accounts payable.

As of December 31, 2002, our cash and cash equivalents amount to Ps.3 million.

Trend information

See “-Operating and Financial Review and Prospects-Factors Affecting our Consolidated Results of Operations-Effects on Our Results of Operations in Future Periods”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Our policies are established by our Board of Directors, which may consist of 3 to 11 members, and currently consists of 3 directors and 2 alternate directors. In accordance with our Estatutos (“By-Laws”), each director is elected by the shareholders for one fiscal year (or until his successor is elected and qualified). The shareholders may elect alternate directors who replace the principal directors in the event that any vacancies arise. Executive officers serve at the discretion of the Board of Directors. We also have a Comisión Fiscalizadora (“Supervisory Committee”), which is responsible for monitoring our management, and which may consist of three to five members known as statutory auditors (síndicos) as well as three alternate statutory auditors appointed annually by the shareholders.

Board of Directors

The following is a list of the members of the Board of Directors and the Secretary to the Board of Directors as of the date of this Annual Report:

Name	Position	Date of Appointment	Appointing Affiliate
José María Alvarez Pallete	Chairman	2002	TISA
Juan Ignacio Lopez Basavilbaso	Vice Chairman	2003	TISA
Angel Jiménez Hernandez	Director	2003	TISA
Juan Carlos Ros Brugueras	Alternate Director	2001	TISA
Manuel Alfredo Alvarez Trongé	Alternate Director	2002	TISA
Manuel Alfredo Alvarez Trongé	Secretary to the Board of Directors	2002	Not applicable

The Board of Directors appoints the Secretary. The appointed Directors and Alternate Directors are not “independent” as that term is defined under Resolution No. 400 of the CNV.

Our current directors and alternate directors are not independent as defined in Resolution No. 368 of the CNV. Under such resolution a director is not independent if any of the following apply:

•	the director is also a director of the controlling shareholder or any other entity controlled by or related to the controlling shareholder of the issuer;

•	the director is also a director of another entity, any of whose shareholders is also a shareholder of the issuer or its controlling entity or any other entity controlled by or related to the latter;

•	the director provides, or belongs to a professional corporation or association which provides, professional services to or receives any form of remuneration or fees from the issuer or its controlling entity or any other entity controlled by or related to the latter; and

•	the director provides, or belongs to a professional corporation or association which provides, professional services to or receives any form of remuneration or fees from another entity, any of whose shareholders is also a shareholder or the issuer or its controlling entity or any other entity controlled by or related to the latter.

Supervisory Committee

The following table sets forth the statutory auditors and alternate statutory auditors of the Supervisory Committee:

Name	Affiliation	Position	Profession
Marcelo Gobbi	Telefónica de Argentina S.A.	Statutory Auditor	Attorney
Alejandro Lastra	Telefónica de Argentina S.A.	Statutory Auditor	Attorney
María Ester Rubio López	Telefónica de Argentina S.A.	Statutory Auditor	Attorney
Pablo Luis Llauró	Telefónica de Argentina S.A.	Alternate Statutory Auditor	Attorney
Belén Wagener	Telefónica de Argentina S.A.	Alternate Statutory Auditor	Attorney
Cecilia Maestri	Telefónica de Argentina S.A.	Alternate Statutory Auditor	Attorney

The Statutory Auditors committee is comprised of members of the in-housel legal counsel to Telefónica Argentina.

Other Positions Held

The following table lists the positions that the members of our Board of Directors, the Secretary to the Board of Directors and the members of our Supervisory Committee hold in other companies, as well as their professional backgrounds as of the date of this Form 20-F:

Name	Profession	Company	Position
José María Álvarez Pallete López	Business Administrator	Telefónica de España	Director
		Telefónica Móviles	Director
		Telefónica Data	Director
		Telefónica Internacional	Director
		Telefónica Publicaciones e Información	Director
		Inmobiliaria Telefónica	Director
		Telecomunicacoes de Sao Paulo TELESP S.A.	Director

Juan Ignacio López Basavilbaso	Engineer	Telefónica de Argentina S.A.	Alternate Director
		TYSSA Telecomunicaciones y Sistemas S.A.	Vice-Chairman
		AltoCity.Com S.A.	Director
		E-Commerce Latina S.A.	Alternate Director
		Telinver S.A.	Vice-Chairman
		Advance Telecomunicaciones S.A.	Vice-Chairman
		AltoCity.Com S.A.	Director
		E-Commerce Latina S.A.	Alternate Director
		Telefónica Comunicaciones Personales S.A.	Vice-Chairman
		Call Center S.A.	Vice-Chairman
		Radio Móvil Digital Argentina S.A.	Vice-Chairman
		Radio Servicios S.A.	Vice-Chairman
		AKI S.A.	Vice-Chairman
		Compañía Internacional de Telecomunicaciones S.A.	Alternate Director

Juan Carlos Ros Brugueras	Attorney	Telefónica Internacional S.A.	Vice-Secretary Director
		Telefónica de Centroamérica S.A.	Secretary
		CTC S.A.	Alternate Director
		Telefónica Internacional de Chile S.A.	Alternate Director
		Telefónica de Argentina S.A.	Director
		Telecomunicações de Sao Paulo S.A.	Director
		Telefónica Publicidad e Información Ltda.	Director
		SP Telecomunicações Holding S.A.	Director
		Telefónica Larga Distancia de Puerto Rico Inc.	Director
		Telefónica Internacional Holding BV	Director
		Telefónica Venezuela Holding BV	Director
		Telefónica Chile Holding BV	Director
		Telefónica Internacional U.S.AA Inc.	Director
		TPAM Administrative Services LLC	Secretary
		Cointel	Alternate Director

Manuel Alfredo Alvarez Trongé	Attorney	Telefónica de Argentina S.A.	Secretary

		TYSSA Telecomunicaciones y Sistemas S.A.	Director and Secretary

Name	Profession	Company	Position
		Adquira S.A.	Director
		Telefónica Data Argentina S.A.	Director
		Telefónica Móviles de Argentina S.A.	Secretary
		Telefónica Gestión de Servicios Compartidos S.A.	Secretary
		Fundación Telefónica de Argentina S.A.	Secretary
		Atento Argentina S.A.	Director and Secretary
		Katalyx Argentina S.A.	Director

		Telinver S.A.	Alternate Director and Secretary

Marcelo Gobbi	Attorney	Flutec Argentina S.A.	Director

José María Álvarez-Pallete López, 39, currently serves as Chairman of our Board of Directors. He is a Spanish citizen, holds a degree in business administration from the Universidad Complutense of Madrid; he also pursued studies in Business Administration at the Université Libre of Belgium. He joined the Telefónica Group in February 1999 as CFO of Telefónica Internacional. In September 1999, he held the position of Corporate CFO at Telefónica, S.A. Since July 2002, he has been the CEO of Telefónica Internacional. In addition, he holds the position of Representative of Telefónica as Advisor of TPI, Advisor of Inmobiliaria Telefónica and Advisor of Telefónica de Argentina.

Juan Ignacio López Basavilbaso,49, an Argentine citizen. He is an engineer and holds a business postgraduate degree from the University of California at Berkeley. He joined the Finance Department of Telefónica in 1990, being responsible for financial planning and capital markets until the end of 1994. He later held responsibilities in other companies of the Telefónica group, Telintar and Multicanal as international businesses director and as advisor to the general manager, respectively. He was appointed Finance Director of Telefónica in April 1998, and since 1999 he has been its chief financial officer and a member of the Executive Committee. Before joining Telefónica, he worked for the corporate banking department of Citibank in Buenos Aires.

Angel Jiménez Hernandez, 53, currently serves as an alternate member of our Board of Directors. He is a Spanish citizen and holds a degree in telecommunication engineering from Universidad Politécnica de Madrid and an economy postgraduate degree from IESE (Barcelona). He is our Corporate Finance General Director and a member of the Corporate Committe. He has an extensive proffessional experience in spanish and american banking groups at Madrid, London and New York and he is an expert in corporate finance, global markets, mergers and acquisitions and management control. He also held a position at Telefónica S.A. finance area.

Juan Carlos Ros Brugueras,, 42, a Spanish citizen, holds a law degree from Universidad Central of Barcelona and was admitted to the Barcelona Bar, the Ilustre Colegio de Abogados de Barcelona, in 1985. Between the time of his call to the bar and 1989, he practiced law at a leading Barcelona law office. From 1988 to 1999, he was resident partner of a Spanish law office in London; between 1990 and 1997, he was a partner at a leading Barcelona law office. During that period, he served as legal counsel and Secretary to the Board of Directors of several Spanish and foreign businesses and companies.

Manuel Alfredo Alvarez Trongé, 45, currently serves as an alternate member and Secretary of our Board of Directors and is our General Counsel. He is an Argentine citizen, is a lawyer graduated with Honors from Universidad de Buenos Aires and is an expert in corporate law, business and management, oil & gas and negotiation. He worked as a lawyer at the Superintendencia de Seguros de la Nación (the “National

Superintendence of Insurance”) and served as Counsel of the Ministry of Justice of Peru and a Legal Manager of Perez Companc S.A. He is also a professor at Austral, Saint Andrews and Buenos Aires Universities, among others. He is the author of publications and books including Técnicas de Negociación para Abogados and Abogacía de Empresas y Cambio. He is a member of the American Corporate Counsel Association of Washington, D.C., Founder and Director of Asociación AIE Abogados Internos de Empresas and Arbitrator at the American Arbitration Association (AAA, New York).

Presently, We do not have any executive officers, although the Presidente (Chairman) of our Board of Directors hass certain executive authority, and our other Directors are members of the Executive Committees of Cointel and Telefónica.

B.	Compensation

Argentine law provides that the aggregate annual compensation paid to all directors (including those directors acting as executive officers) may not exceed 5% of earnings for any fiscal year in which we do not pay any dividends on earnings. This limitation increases in proportion to the amount of dividends paid up to a maximum of 25% of earnings. Under Argentine law, the compensation of the directors acting in an executive capacity, together with the compensation of all other directors and the statutory auditors, requires the approval of the shareholders.

When the exercise of special technical or administrative duties or functions on the part of one of the directors in the face of limited or non-existent profits were to impose the need to exceed the pre-established limits, such remuneration may only be made if approved by the annual general meeting of shareholders.

For the fiscal year ended December 31, 2002, directors’ fees and special compensation plans to directors and executive officers, in aggregate, were Ps. nil.

Presently, our directors are not compensated for their services, however, pursuant to Law No. 19.550 as amended, the compensation of the members of the Board of Directors and of the Supervisory Committee of Argentine corporations (such as us) is determined by the ordinary shareholders’ meeting of any such corporation. As of the date hereof, our meeting determined to provide no compensation to our Boards of Directors and for the Supervisory Committee for fiscal year 2002. For additional information regarding compensation of the directors, officers and employees of Cointel or Telefónica Argentina, reference is made to Item 6: “Directors, Senior Management and Employees-Compensation” contained in the Transition Report on Form 20-F of Cointel filed with the Securities and Exchange Commission on June 17, 2003 and to Item 6: “Directors, Senior Management and Employees-Compensation” and “-Employees” contained in the Annual Report on Form 20-F of Telefónica Argentina filed with the Securities and Exchange Commission on April 15,2003, respectively.

C.	Board Practices

The members of the Board of Directors of a company incorporated under Argentine law have a general duty of loyalty and diligence in conducting a company’s affairs. The Argentine Companies Act No. 19,550 requires directors to act within the standard of diligence of “a good businessman”. Non-compliance by members of a Board of Directors with such duties makes them subject to unlimited joint liability for any resulting damage to the company. They are also liable on the same terms for any infringement of the law, of the by-laws or the articles of association of the company of for any damages caused by abuse of power, willful misconduct or gross negligence.

Argentine law provides that the members of a Board of Directors cannot enter into any commercial contractual relationship with the company they serve in such capacity, except on contracts entered into on an arms-length basis and related to the company’s activities. Any contract between a company and a member of its Board of Directors that does not comply with such conditions could only be entered into with the approval of the Board of Directors or of the statutory auditors in the event of a lack of quorum at the relevant Board of Directors meeting. The company’s shareholders must also be given notice of the contract. Lack of compliance with these requirements renders the contract null and void, unless ratified by a meeting of the company’s shareholders. If the shareholders’ meeting fails to approve the relevant contract, the relevant members of the Board of Directors (or, if relevant, the statutory auditors) are jointly liable for any resulting damage to the company.

The members of the Board of Directors have a duty of loyalty towards the company. Any member of the Board of Directors having a conflict of interest with the company on any particular matter must inform the board and the statutory auditors of such conflict of interest and abstain from participating in the discussion of or decisions on such matter. Failure to do so gives rise to unlimited joint and several liability of the directors to the company.

Likewise, members of the Board of Directors are barred from participating (on their own or on a third party’s behalf) in an activity in competition with the company’s activities, except in case of express authorization by the shareholders, meeting. Failure to do so gives rise to unlimited joint and several liability of the director to the company.

Also, in the case of companies subject to the public offer regime, such as us, Cointel and Telefónica Argentina, Decree No. 677/01 provides that a board should (i) under no exception, cause to prevail the interest of the company and the interest in common of the shareholders over any other interest, including the interest of any controlling company; (ii) abstain from procuring any personal benefit from the company except for their compensation for their duties as such; (iii) organize and implement preventive systems and mechanisms to protect the interest of the company, so as to reduce the risk that any permanent or temporary conflict of interest occurs in connection with their personal relationship with the company or in the relationship of other persons related to the company and the company; (iv) procure adequate means to carry the activities performed by the company and implement internal control mechanisms in order to guarantee that their duties are performed prudently and to prevent non-compliance of the duties imposed by the regulation issued by the CNV or any other supervising authority; and (v) act within the standard of diligence of a good businessman in preparing and divulging information for the market and strive for the independent nature of the external auditors.

D.	Employees

Our and Cointel’s Employees. Neither Cointel nor we have any employees. We provided administrative services required by Cointel and managed Cointel’s day-to-day activities until December 15, 2000. Since then, Telefónica Argentina provides such services to both Cointel and us. See Item 4: “Information on the Company—Telefónica Argentina Management Contract” and Item 7: ”Major Shareholders and Related Party Transactions”.

Telefónica Argentina Employees. As of the Transfer Date, Telefónica Argentina had 21,770 employees. Telefónica Argentina then instituted a program designed to achieve productivity levels commensurate with that of similar international telecommunications companies. Telefónica Argentina expects such labor costs per line to decrease because it projects that the growth in the number of lines in service will exceed the rate of increase in wages per employee and because Telefónica Argentina estimates that the number of employees will remain stable or decrease over time as a result of increased efficiencies and technological advances.

The following table provides the number of our unionized, non-unionized, temporary, and trainee employees for the fiscal years ended December 31, 2002, 2001, September 30, 2001 and 2000 (not including our subsidiary).

	December 31, 2002	December 31, 2001	September 30, 2001	September 30, 2000
Unionized	6,546	6,621	6,761	7,053
Non-unionized	2,452	2,789	2,919	2,931

	8,998	9,410	9,680	9,984
Temporary	587	659	676	906
Trainees	884	1,511	1,579	1,576

Total Number of Employees	10,469	11,580	11,935	12,466
Technical and Operations	5,784	5,893	6,050	6,339
Sales and Marketing	602	794	845	876
Financial and Administrative Support	2,011	2,314	2,300	2,390
Customer Service	2,072	2,579	2,740	2,861

Total	10,469	11,580	11,935	12,466

For the fiscal year ended December 31, 2002, the principal components of labor costs were basic wages, overtime and fringe benefits. Telefónica Argentina also incurred certain other related costs, including contributions made to the national pension plan, health plans, family allowances and additional pension contributions and life insurance premiums for employees covered by collective bargaining agreements. Most of these contributions are mandated by law.

On December 31, 2002, approximately 72% of Telefónica Argentina’s permanent employees were union members. All middle and senior management positions are held by non-unionized employees. Benefits under collective bargaining agreements include benefits to employees who retire upon reaching the age of retirement or who become disabled or who die prior to the age of retirement. Telefónica Argentina has calculated their liability relating to such benefits at less than Ps.1 million as of December 31, 2002.

A three-year collective bargaining agreement with two unions, the Federación de Organizaciones del Personal de Supervisión y Técnicos Telefónicos Argentinos (“FOPSTTA”) and the Unión de Personal Jerárquico de Empresas de Telecomunicaciones (“UPJET”), became effective on January 1, 1998 and expired on December 31, 2000. So long as no new agreement is executed, the current agreement will continue in full force and effect. This agreement provides for new labor policies such as flex-time variable work schedules and wage adjustments based on their overall productivity. The terms of this agreement have not increased Telefónica’s Argentina aggregate labor costs. It is expected that a new agreement will be renewed and executed shortly with substantially the same terms as the current one.

Federación de Obreros Especialistas y Empleados de los Servicios e Industria de las Telecomunicaciones de la República de Argentina (“FOEESITRA”) is the union representing a majority of Telefónica Argentina unionized work force. As a consequence of the secession of the Buenos Aires FOETRA Trade Union from FOEESITRA, identical collective bargaining agreements must be negotiated and executed with both of these unions. In recent negotiations, Telefónica Argentina sought new provisions to eliminate or substantially reduce excessively burdensome salary determinants, such as seniority, special location-based compensation and leaves of absence. On June 26, 2001 and July 6, 2001, we signed agreements with FOEESITRA and FOETRA. These agreements provide for new labor policies such as flex-time variable work schedules, wage adjustments based on overall productivity and personal days in accordance with the non-unionized workers.

On December 27, 2002 Telefónica Argentina signed an agreement with FOETRA Buenos Aires regarding: (1) functional work cooperation, (2) temporary workers and (3) day work for “telegestión del servicio 114” (technical assistance). The terms of the agreements will not increase aggregate labor force costs.

Telefónica Argentina considers that its current relations with its work force to be stable and constructive. Since privatization, it has not experienced a work stoppage that has had a material effect on its operations.

E.	Share Ownership

None of our Directors, Alternate Directors, executive officers or Statutory Auditors owns any stock of our company.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

As of the date of this Annual Report, our principal shareholder is TISA, which owns 99.96% of our capital stock.

The following table sets forth certain information regarding ownership of our Class A Shares and Class B Shares as of the date of this Annual Report.

Shareholder	Class A Ordinary Shares (five votes)	Class B Ordinary Shares (one vote)	Total Shares	% of Capital	Votes	% of Votes
TISA	30,427,328	374,128,147	404,555,475	99.957037	526,264,787	99.966970
Other minority shareholders	—	173,885	173,885	0.042963	173,885	0.033030

Total	30,427,328	374,302,032	404,729,360	100.00	526,438,672	100.00

On October 9, 2000, we filed an application with BASE for preliminary authorization of the delisting our shares. However, after such filing, Telefónica requested our Board of Directors temporarily refrain from calling a special shareholders’ meeting to decide whether our shares are to be delisted from the BASE. The BASE, in turn, required us to request more precise information from Telefónica. On January 9, 2001, we informed the BASE that, at the request of its of majority shareholder, Telefónica, it had decided to end the delisting proceedings. Telefónica subsequently notified us that, after completing an exhaustive analysis, Telefónica had decided to go ahead with the delisting of our shares. On March 28, 2001, our Board of Directors resolved to pursue a delisting of our shares as in its best corporate interest. On April 5, 2001, we filed an application with the BASE for preliminary authorization of the delisting of our shares. As of this date this Annual Report such pronouncement remains pending.

B.	Related Party Transactions

For more information regarding related party transactions, see Note 11 to the Holding Annual Financial Statements.

Stock Exchange Agreement

As a result of the consummation of the Stock Exchange Agreement, on December 15, 2000, ATH and IEI contributed to Telefónica shares of Holding representing 80.9% of our capital stock and 84.7% of our total voting shares. On June 29, 2001, TESA informed Holding that on May 8, 2001, it transferred to TISA, Telefónica’s wholly owned subsidiary, all of TESA’s 80.9% equity interest in us. Additionally, as a result of several transactions, TISA’s equity interest in us, increased from 80.9% to 99.96%. See Item 4: “Information on the Company—History and Developments of the Company”.

Loan Agreement with TISA

On February 12, 2001, we received a loan from TISA in the amount of U.S.$530.1 million, which accrued interest at LIBOR plus a 2.25% per annum (“the differential”) for a term of one month, renewable automatically on a monthly basis unless the parties notify in writing, at least three days before due date, that they do not intend to renew the agreement. TISA is entitled to modify the differential provided it notifies us of this decision at least three business days before the end of each interest period. Subsequently, on February 14, 2001, we made early repayment to TISA of this loan for an amount of U.S.$37.9 million. On January 11, 2002, TISA and we entered an amendment to the loan agreement whereby the differential was increased to 7% per annum and which provided for the interest capitalization. The funds loaned by TISA were used to repurchase our Negotiable Obligations, and the interest accrued and outstanding as of such repurchases date.

Through a letter dated November 5, 2001, TISA had informed us that it was its firm intention not to require the repayment of the principal amount of the outstanding loan until December 31, 2003. Subsequently, through a letter dated February 25, 2002, TISA notified that the commitment assumed by such company, mentioned in the letter dated November 5, 2001 was no longer effective. Consequently, we have classified such loan as “Current liabilities—Accounts payable to related parties” as of December 31, 2001 in the Holding Annual Financial Statements.

According to the above-mentioned, as of December 31, 2002, the principal owed under the to TISA’s loan, after the interest capitalization mentioned above, amounted to US$537 million (equivalent to $1,809 million as of December 31, 2002). In obtaining the abovementioned loan, we had assumed certain commitments, mainly involving limitations on the sale of assets, limitations on liens of certain assets, limitations on us or any of our affiliates becoming a party in merger or spin-off operations, with certain exceptions. In addition, the loan shall forthwith become due and payable: 1) upon our default on any of the commitments assumed under the loan agreement, 2) in the event of any change on our controlling shareholder, 3) if we or our affiliates are unable to comply with their obligations, 4) changes in the our main business activity, 5) if the we or any of our affiliates lose the government licenses obtained and 6) if there are changes in our equity, economic and financial situation that due to their adverse nature may affect the our ability to comply with the obligations assumed in the agreement or if there are restrictions that may limit our ability of us to repay its debts.

Additionally, during the first quarter of 2002, we received loans from Telefónica for US$5.8 million (“the Dollar loans”) and Ps.4.6 million (at historical values) (“the Peso Loans”). On April 15, 2002, Telefónica assigned to TESA Arg. the Peso Loans in the amount of Ps.4.7 million (at historical values) which were due and payable, together with interest accrued as of such date. Furthermore, on such date TESA Arg. and we agreed to offset a portion of the amount owed by TESA Arg. in connection with the agreement described in Note 11.3.a. to Holding Annual Financial Statements against the Peso Loans owed by us to TESA Arg. for a total amount of Ps.4.7 million (at historical values). On April 26, 2002, we entered into an assignment agreement with Telefónica and TISA pursuant to which Telefónica assigned to TISA the Dollar Loans in the amount of U.S.$5.8 million, which includes principal amount and accrued interest as of April 26, 2002. As of December 31, 2002, the book value of such loan amount to US$6 million (equivalent to Ps.21 million as of December 31, 2002), corresponding to principal amount plus accrued interests as of that date.

In relation to the loans mentioned above, TISA has advised to us that until September 20, 2003: (i) the effects of the Public Emergency and Currency Exchange System Reform implemented in Argentina by Decree No. 1,570/01, Law No. 25,561, as supplemented and amended, in force shall not be considered by the creditor as an event of default; and (ii) the creditor shall not consider that, until such date, an acceleration event has been verified under the agreements with TISA. Additionally, some of the loan agreements in effect include acceleration events in case certain judicial or extra-judicial proceedings are filed for amounts in excess of certain net equity percentages of us or relevant affiliate. We obtained a waiver in connection with those proceedings as of the date of issuance of these financial statements, covering at least the current terms of those loans.

Telefónica Holding Advisory Agreement

We had received fees for financial advice and other services rendered to certain of its controlled companies and joint venture companies and to certain of the technical operators of such companies. The only significant fee Holding currently receives for such advice and services is the Telefónica Holding Advisory Fee pursuant to which Holding receives fees for financial advice and other services it renders to TESA Arg., as Operator of Telefónica Argentina under a contract signed with Telefónica on April 24, 1997 (the “Telefónica Holding Advisory Contract”). Fees for services rendered under the financial advisory and services agreement with TESA Arg. (net of turnover tax) amounted to U.S.$52.5 million for the year ended December 31, 2002. The amount of the Telefónica Holding Advisory Fees will depend upon, among other things, the continuation or modification in material respects or early termination of the Management Contract, as well as upon the operating results of Telefónica Argentina, which determine the amounts Telefónica receives under the Management Contract, that in turn determine the amount of Telefónica Holding Advisory Fees payable to us. The Management Contract provides that the Management Fee Percentage would be 9% through April 30, 2003 and that, if the contract was extended beyond that date, the Management Fee Percentage would be reduced to a negotiated amount ranging between 1.5% and 5.0%. On October 30, 2002 Telefónica notified Telefónica Argentina that it had exercised its right to extend the term of the Management Contract for an additional 5-year term. On April 30, 2003 Telefónica Argentina and Telefónica agreed upon a 60-day period during which the management fee would not be payable while they negotiate the new percentage applicable to the 5-year extension term, retroactively as from May 1, 2003. On June 26, 2003 Telefónica Argentina’s Board of Directors resolved to ask Telefónica for a 30-day extension of the negotiation term.

Other Related Party Contracts

During the year ended December 31, 2002, Telefónica Argentina has provided administrative services to us for Ps.0.1 million (in constant pesos as of December 31, 2002).

Outstanding balances with related companies

The outstanding balances with related companies as of December 31, 2002 are listed below:

2002
(in constant pesos as of December 31, 2002)
Current receivables
Telefónica S.A. Sucursal Argentina (“TESA Arg.”)	29
Cointel	—

29

2002
(in constant pesos as of December 31, 2002)
Current payables
TISA(1)	1,840

1,840

(1)	With a one-month term maturity, accruing interest at a nominal rate of 10.4375% per annum.

C.	Interest of Experts and counsel

Not Applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

The Holding Annual Financial Statements, Cointel Financial Statements which are set forth in the accompanying Index to Holding Annual Financial Statements included in this report, are filed as a part of this Annual Report. The audited consolidated financial statements and notes thereto for Atco, as of December 31, 2000 and for the fiscal years ended December 31, 2000 and 1999 are incorporated by reference from our annual report on Form 20-F for the year ended December 31, 2001 filed with the Securities and Exchange Commission.

Legal Proceedings

As of December 31, 2002, we are not party to any material legal proceedings. Our related companies are parties to various lawsuits in the ordinary course of their business. In our opinion, the litigation in which we related parties are currently involved, individually and in the aggregate, is not material compared to our financial position or results of operations.

Telefónica Argentina Legal Proceedings

Certain Labor Claims

The Transfer Contract provides that ENTel is liable for all amounts owed in connection with claims based upon ENTel’s contractual and statutory obligations to former ENTel employees, whether or not such claims were made prior to the Transfer Date, if the events giving rise to such claims occurred prior to the Transfer Date. However, using a theory of successor enterprise liability that they assert is based upon generally applicable Argentine labor law, certain former employees of ENTel have brought over 200 claims against Telefónica Argentina, arguing that neither the Transfer Contract nor any act of the Argentine government can be raised as a defense to Telefónica Argentina’s joint and several liability under allegedly applicable Argentine labor laws.

In an attempt to clarify the issue of successor liability for labor claims in Telefónica Argentina’s favor, on September 29, 1992, the Argentine government issued Decree No. 1803/92, which stated that various articles of the Work Contract Law of Argentina, the basis for the former employees claims of joint and several liability, would not be applicable to privatizations subject to State Reform Law No. 23,696. However, the passage of this Decree did not resolve the above claims as the Supreme Court of Argentina, in an unrelated case, upheld the provisions of the law and declared Decree No. 1803/92 inapplicable.

As of December 31, 2002, the amount of these labor claims including accrued interest and legal expenses totaled approximately Ps.102 million. Telefónica Argentina has not created any reserve for these claims because (1) pursuant to the Transfer Contract, ENTel has agreed to indemnify Telefónica Argentina in respect of these claims and (2) the Argentine government has assumed joint and several liability with ENTel for the indemnity obligations and has authorized Telefónica Argentina to debit an account of the Argentine government at Banco Nación for any amount payable by Telefónica Argentina in respect to the indemnification.

Under Debt Consolidation Law No. 23,982, ENTel and the Argentine government may discharge their indemnity obligations by the issuance of 16-year Debt Consolidation Bonds. As of December 31, 2002, Telefónica Argentina has paid approximately Ps.6.3 million to satisfy a number of claims. On December 16, 1999, Telefónica Argentina initiated a claim for indemnification and reimbursement in connection with these payments. The case is being argued in court, and no ruling has yet been issued.

Even though a number of rulings have already been decided in Telefónica Argentina’s favor, court decisions have followed the precedent set by the Supreme Court of Justice in the area of joint liability in labor matters mentioned in the second paragraph that Telefónica Argentina and its legal counsel consider will apply to its pending cases. Notwithstanding the alternative instruments that may be used by the Argentine government in the List of Conditions and in the Transfer Contract considering the effect of the above described commitments, on the one hand, and on the basis of the opinion of its legal counsel regarding the possible amount for which existing claims may be resolved, and on the other, in Telefónica Argentina’s opinion and its legal counsel’s opinion the outcome of this issue should not have a material impact on Telefónica Argentina’s results of operations or financial position.

Reimbursement of Value-Added Taxes Paid by Telintar

On April 24, 1995, Telintar filed an application with the Administración Federal de Ingresos Públicos, formerly the Dirección General Impositiva (the “Argentine Tax Authority”), for the reimbursement of approximately Ps.21.3 million arising from the modifications of certain prior positions originally taken by Telintar with respect to the computation of VAT credits applicable to certain transactions for the period January 1, 1993 through February 28, 1995. Telintar also applied for the reimbursement of approximately Ps.5.9 million of income and asset taxes. During the fiscal year ended September 30, 1997, the AFIP-DGI accepted Telintar’s position on the first claim and reimbursed Ps.20.7 million of principal and Ps.3.6 million of interest to the company. Since the AFIP-DGI has still not given its opinion on the second claim, we, as a successor in TLDA’s business, have not recorded any amounts relating to the latter claim mentioned in this paragraph. In this regard, should a decision be passed sustaining Telintar’s case, the successor companies will then agree on the criterion to be followed for distributing the resulting proceeds between them.

Restitution of Services Affected by Stolen Cables

Under Resolution 983/2002, the National Communications Commission imposed a penalty on Telefónica Argentina consisting of a fine of Ps.680,000 for alleged breach of the General Basic Telephone Service Rules, and further imposed on Telefónica Argentina several other related obligations, mainly related to the restitution of those services affected by stolen cables. Telefónica Argentina appealed the penalty. In our and Telefónica Argentina’s opinion and in the opinion of our legal advisors, the alleged breach lacks legal grounds for a sanction to be correct as: (1) theft of cables is an event of force majeure that releases us from liability; (2) Telefónica Argentina has reinstated more than 90% of the services affected by theft; (3) there are sufficient public telephones installed and in operation in the affected areas to warrant effective service supply, and certain steps have been taken with the security forces to safeguard the integrity of the cables; and (4) Telefónica Argentina is reimbursing customers for non-service days and has timely answered each of the National Communications Commission’s requests for information. The enforcement of these fines against Telefónica Argentina may be subject to the renegotiation process provided for under the Public Emergency Law.

Other Claims

In October 1995, the Consumidores Libres Cooperativa Limitada de Provisión de Servicios Comunitarios (the “Free Consumers Cooperative”) initiated a legal action against Telecom, Telintar, the Argentine government and Telefónica Argentina to declare as void, unlawful and unconstitutional all standards and rate agreements issued since the Transfer Contract. The Free Consumers Cooperative’s claim is to have the tariffs of the basic telephone service reduced and the amount supposedly collected in excess refunded, limiting them in such a way that the Licensees’ rate of return should not exceed 16% per annum of the assets as determined in the List of Conditions approved by Decree No. 62/90. Other points of Telefónica Argentina’s contract have been called into question as well.

After analyzing the claim, Telefónica Argentina’s legal counsel contested the allegations, petitioning that such a claim should be dismissed on the grounds that it fails to state a claim with a basis in law. The court of original jurisdiction ruled in Telefónica Argentina’s favor, but this resolution was revoked by the Court of Appeals that held the claim must not be dismissed, but rather must be substantiated at the court of original jurisdiction. Through its legal counsel, Telefónica Argentina filed an appeal to the Supreme Court of Argentina against the Appeal Court’s decision, which was subsequently denied. An appeal of this denial filed with the Supreme Court of Argentina is currently pending. None of these courts has yet ruled on the substance of the claim.

In this regard, on October 4, 2001, the Federal Appellate Court on Administrative Matters of the City of Buenos Aires awarded an injunction requested by the plaintiff that ordered the Argentine government, Telefónica Argentina and Telecom to refrain from applying the corrections set forth in Section 2 of the rate agreements approved by Decree No. 2,585/91 until final judgment is rendered in the case, which meant that the tariffs could not be adjusted in accordance with the U.S. consumer price index. Telefónica Argentina appealed this decision before the Argentine Supreme Court contesting the arguments stated therein. No decision on the appeal has been rendered as of the date of this Annual Report.

In Telefónica Argentina’s management and legal counsel’s opinion, these claims are without merit and in Telefónica Argentina’s opinion it is remote that the resolution of these issues would have a negative effect on the results of Telefónica Argentina’s operations or Telefónica Argentina’s financial position.

During the normal course of business, Telefónica Argentina is subject to miscellaneous other labor, commercial, tax and regulatory claims. While these actions are being contested, the outcome of such individual matters is not predictable with assurance.

Administrative Proceedings by the AFIP

Telefé has advised us that the AFIP initiated certain administrative claims against Telefé asserting that Telefé is liable for certain taxes for the years 1994 through 1999, for a total amount, including fines and interests of Ps.19 million. Telefé filed several appeals in the National Tax Court, the final outcome of which is pending.

In the opinion of Telefé’s management there are sound arguments in favor of Telefé’s position. Consequently, Telefé has not created any reserve for these claims.

Dividend Policy

We expect to pay dividends in an amount up to the maximum portion of its earnings, for each fiscal year to the extent permitted by applicable laws and any financial agreements and debt instruments to which we may be subject. The distribution of these dividends is also dependent upon whether (i) such distribution is considered advisable as a matter of prudent business judgment, (ii) sufficient funds are available and (iii) there exists any significant restriction on our ability to obtain funds in the financial markets.

As Telefónica, indirectly through TISA, is the beneficial owner of 99.96% of our capital stock and can appoint the necessary number of directors to prevail in our Board of Directors’ decisions, Telefónica can recommend and approve or disapprove the declaration, amount and payment of dividends, subject to the availability of profits and the requirements of Argentine law. However, there can be no assurance as to whether dividends will be declared in the future or the amount thereof.

Under a shareholders’ agreement dated as of April 21, 1997, pursuant to its terms upon Telefónica’s acquiring our control, we and TISA had agreed to cause Cointel, Telefónica Argentina and their subsidiaries to distribute to their respective shareholders the maximum portion of their earnings, respectively, for each fiscal year to the extent permitted by applicable laws and any financial agreements and debt instruments to which they may be subject. The distribution of these dividends was further dependent upon whether (i) such distribution were advisable as a matter of prudent business judgment, (ii) sufficient funds were available and (iii) there were any significant restriction on the ability of any of these companies to obtain funds in the financial markets.

The declaration, amount and payment of Telefónica Argentina’s dividends are determined by a majority vote of the holders of Telefónica Argentina’s common stock (ordinary shares) on recommendation of Telefónica Argentina’s Board of Directors. As Cointel is the majority shareholder of Telefónica Argentina and can appoint the necessary number of directors to prevail in Telefónica Argentina’s Board of Directors’ decisions, Cointel can recommend and approve or disapprove the declaration, amount and payment of dividends, subject to the availability of profits and the customary legal restrictions contained in Argentine law. There can be no assurance as to whether dividends will be declared in the future.

As Telefónica is the beneficial owner of 100% of Cointel and can appoint the necessary number of directors to prevail in Cointel’s Board of Directors’ decisions, Telefónica can recommend and approve or disapprove the declaration, amount and payment of dividends, subject to the availability of profits and the requirements of Argentine law. However, there can be no assurance as to whether dividends will be declared in the future or the amount thereof.

As of December 31, 2002, we carry accumulated losses amounting to Ps.2,158 million and negative shareholders’ equity amounting to Ps.1,010 million, so no dividend can be distributed.

B.	Significant Changes

None.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

9.75% Series B Notes due 2007

On February 14, 1997, we issued U.S.$225,000,000 of its 9.75% Series B Notes due 2007. The Series B Notes constitute obligaciones negociables under, and were issued pursuant to and in accordance with the requirements of, the Negotiable Obligations Law, as well as other applicable Argentine laws and regulations. As the date of this Annual Report we only have U.S.$8 million outstanding under these notes.

The Series B Notes trade through the over the counter market in the United States and are listed in Argentina on the Buenos Aires Stock Exchange. The Series B Notes are not listed on any other securities exchange or quoted on any automated inter-dealer quotation system in the United States or elsewhere.

B.	Plan of Distribution.

Not applicable.

C.	Markets.

The Buenos Aires Stock Market, which is affiliated with the Buenos Aires Stock Exchange, is the largest stock market in Argentina. The Buenos Aires Stock Market is a corporation with 250 shareholder members authorized to trade in the securities listed on the Buenos Aires Stock Exchange. Trading on the Buenos Aires Stock Exchange is conducted by continuous open outcry, from 11:30 a.m. to 6:00 p.m. each business day. The Buenos Aires Stock Exchange also operates an electronic market system from 11:00 a.m. to 6:00 p.m. each business day, on which privately arranged trades are registered and made public. Transactions on the Buenos Aires Stock Exchange are guaranteed by the Buenos Aires Stock Market.

To control price volatility, the Buenos Aires Stock Exchange operates a system which suspends dealing in shares of a particular issuer for a half-hour, or for the remainder of the day, when changes in the price of each issuer’s shares exceed 10%, or 15%, respectively, of that day’s opening price. Investors in the Argentine securities market are mostly individuals and companies. Institutional investors, which represent a relatively small percentage of trading activity, consist of a limited number of investment funds.

Certain information regarding the Argentine equities market is set forth in the table below:

	Argentine Equities Market
	December 31,
	2002	2001	2000	1999	1998
Market capitalization (U.S.$ billions)	109.2	192.5	165.8	83.9	45.3
As percentage of GDP(1)	96.4%	71.4%	57.7%	29.6%	13.5%
Annual volume (U.S.$ millions)	1,272	6,969	9,670	12,687	32.465
Average daily trading volume (U.S.$ millions)	5.1	27.7	38.8	51.3	130.0
Number of listed companies	83	87	92	97	132

(1)	GDP refers to the Gross Domestic Product of Argentina.

Source: Buenos Aires Stock Market

D.	Selling Shareholders.

Not applicable.

E.	Dillution.

Not applicable.

F.	Expense of the Issue.

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share capital.

Not applicable.

B.	Memorandum and Articles of Association

Register

We are registered with the Argentine Public Registry of Commerce and its entry number is 6,133 of Corporations.

Corporate Objectives and Purposes of the Company

Our sole purpose is to be engaged, on its own account, or on third parties’ account, or associated with third parties, in Argentina, or abroad, in the active participation, either directly or indirectly, in business through companies and enterprises, either through direct shareholdings, controlled companies, partnership agreements, associations or joint ventures or through any other means and under any other forms, particularly, but not being limited to, telecommunications, communications means, and power. To such effect, we may acquire or maintain interests in another or other companies for higher amounts or its free reserves, or equivalent to 50% of its capital stock and legal reserves, as well as to perform any other acts authorized by the laws in force. All activities solely restricted to financial entities or companies engaged in managing common investment funds are excluded, pursuant to applicable laws and regulations.

Corporate Governance

We are principally governed by three separate bodies: shareholders meetings, the Supervisory Committee and the Board of Directors. Their roles are defined by Argentine law and our bylaws, and may be described generally as follows:

Shareholders Meetings and Voting Rights

Shareholders meetings are called in such manner as prescribed by applicable legislation, notwithstanding provisions for unanimous meetings. Notice for first call and second call ordinary meetings and special class meetings may be given simultaneously.

Each common share entitles its holder to one vote. Under Argentine law, meetings of shareholders must be held in a place that corresponds with the jurisdiction of the company. Shareholders’ resolutions subject to Argentine law and the bylaws are binding on all of the shareholders, although shareholders are given the right of withdrawal in connection with certain shareholder decisions.

Shareholders meetings can be ordinary and extraordinary. At ordinary shareholders meetings, shareholders consider and resolve the following matters:

(1)	approval of accounting and other measures connected with the conduct of our business in accordance with the law or the bylaws, as submitted to the shareholders by the Board of Directors or the Supervisory Committee;

(2)	election or removal of directors or members of the Supervisory Committee, and stipulation of their remuneration;

(3)	establishing the responsibilities of the directors and members of the Supervisory Committee; and

(4)	approving increases in the corporate capital not exceeding five times the current amount.

All other matters must be resolved at extraordinary meetings, such as bylaw amendments and in particular:

(1)	increasing the corporate capital to over five times the current amount;

(2)	capital reduction and reimbursement;

(3)	redemption, reimbursement and writing down of shares;

(4)	our merger, transformation and dissolution; appointment, removal and remuneration of the liquidators; spin-off; and consideration of the accounts and further matters connected with conduct in our winding-up;

(5)	limitation or suspension of preferential rights in the subscription of new shares;

(6)	issuance of debentures and conversion of same into shares; and

(7)	issuance of bonds (obligaciones negociables).

The chairman of the board or a person appointed at the meeting presides over shareholders meetings. Shareholders meetings can be called by the Board of Directors, the Supervisory Committee in certain circumstances specified by law, or by shareholders representing at least 5% of the corporate capital.

Shareholders may be represented by proxies at shareholders meetings. Our directors, members of the Supervisory Committee, managers and employees cannot act as proxies. The shareholders or proxies attending a shareholders meeting must sign the Register of Attendance.

Directors, statutory auditors and general managers are entitled and obliged to attend, and to be heard at all meetings of shareholders. If they are also shareholders, they cannot vote on decisions connected with their undertakings, responsibility or removal.

Quorum for an ordinary meeting of shareholders held on first notice requires the presence of shareholders representing the majority of the shares entitled to vote. On second notice, a meeting is considered duly constituted regardless of the number of shareholders present. Resolutions are adopted by majority of votes present, except when the bylaws require a higher number.

An extraordinary meeting held on first notice is duly constituted with the presence of shareholders representing sixty percent of the shares entitled to vote, provided a greater quorum is not required by the bylaws. On second notice, shareholders representing 30% of the shares entitled to vote are required.

Decisions are adopted by a majority of eligible votes present, unless a greater number is stipulated in the bylaws, or required by law, such as decisions regarding our transformation, extension or renewal; any anticipated dissolution; the transfer of our domicile abroad; or a basic change of object or the total or partial refunding of the capital. In such circumstances, a majority vote of all eligible shares is necessary. This majority requirement will also apply for a merger or spin-off, except with regard to the incorporating company that will be governed by the rules for capital increases.

When the meeting affects the rights of a class of shares, the consent or ratification of the relevant class is required. The relevant class must hold a special meeting governed by the rules for ordinary meetings of shareholders.

Shareholder decisions may be voided by a court order when shareholders meetings have been held in circumstances contrary to the law, our bylaws or internal regulations.

Our bylaws do not contain any provisions relating to:

•	redemption provisions;

•	sinking funds; or

•	liability to further capital calls by us.

Supervisory Committee

In accordance with the rules contained in Argentine Business Companies Act No. 19,550, corporate supervision is entrusted to a Comisión Fiscalizadora (a Supervisory Committee). The election of its members, individually known as síndicos (statutory auditors), and the organization and procedures of the committee are regulated by our bylaws.

The Supervisory Committee has certain general powers and duties, notwithstanding any others as may be provided for under the Business Companies Act or our bylaws:

•	supervising our management, by an examination of its books and other documents whenever it may deem so convenient, but at least once every three months;

•	verifying, in like manner and with like frequency as indicated above, our cash and securities, as well as our obligations and the performance thereof;

•	receiving notice of and attending the meetings of the Board of Directors, the Executive Committee and shareholders. The Supervisory Committee may express its opinions at these meetings but is not allowed to vote;

•	ensuring that our directors have posted the required performance bonds and that the same are maintained;

•	submitting a written report on our economic and financial condition to the annual shareholders meeting;

•	providing information within its scope of responsibility to any shareholders so requesting who are owners of at least 2% of our capital;

•	calling the shareholders to an extraordinary meeting whenever it may deem necessary, and to annual or special class meetings if the board should fail to do so as required; and

•	overseeing the management of our business for compliance with the law, our bylaws or internal regulation, and any resolutions adopted by the shareholders.

The members of the Supervisory Committee are entitled to access information and make administrative inquiries into facts or circumstances relating to any fiscal years prior to the date of their appointment.

The members of the Supervisory Committee are jointly liable for the performance of their duties and obligations as imposed on them by law, the bylaws, or our internal procedures. They are also jointly liable with the directors for any damage occurring which would have been prevented had they acted in compliance with the law, the bylaws, the internal regulations, or the resolutions adopted by the shareholders. Our bylaws provide that we shall be supervised by a Supervisory Committee of three members and three alternate members elected by the shareholders to serve for a one-year term and may be re-elected. Any vacancies in the Supervisory Committee shall be filled by the alternate members in the order of their appointment. Any of its members may act on behalf of the Supervisory Committee at Board of Directors or shareholders meetings.

Board of Directors

The current Board of Directors is made up of 3 directors and 2 alternate directors. The bylaws require that the Board of Directors shall consist of between 3 and 11 directors. Members of the Board of Directors are appointed by the general meeting of shareholders and are elected for a period of one fiscal year, at the end of which they may be re-elected or replaced.

Certain Powers of the Board of Directors

Our bylaws provide that the Board of Directors shall have full power to manage and dispose of our property, including such powers as under section 1881 of the Civil Code and Section 9 of Decree 5965/63 that must be vested under a special power of attorney. The Board of Directors may, in our name and stead, perform any acts that are in furtherance of our corporate purpose, including banking transactions with Banco Nación, Banco de la Provincia de Buenos Aires, and other public or private banking entities.

The compensation of the directors is set at the shareholders meeting. Under Argentine corporate law, the maximum remuneration that members of a Board of Directors can collect from a corporation, including wages and other remuneration, cannot exceed 25% of corporate earnings. This percentage is limited to 5% if no dividend is distributed. This limitation is increased in proportion to any dividends paid. When one or more directors perform special commissions or technical administrative functions and the small amount or nonexistence of earnings make it necessary to exceed the percentage established, the corporation cannot pay such sums without express approval at the shareholders meeting.

Our bylaws do not contain provisions relating to:

•	a director’s power to vote on a proposal, arrangement or contract in which the director is materially interested;

•	the directors’ power to vote compensation to themselves or any members of their body;

•	borrowing powers exercisable by the directors and how such borrowing powers can be varied;

•	retirement or non-retirement of directors under an age limit requirement; or

•	number of shares required for director’s qualification.

Other Corporate Governance

On December 17, 2002, in light of developments in local regulations and American law concerning corporate governance, as well as the need to attain the corporate goals set by Telefónica Argentina Group worldwide in this field, the Board of Directors set up an Audit and Control Committee to lead the development of corporate governance actions.

Audit and Control Committee

A temporary Audit and Control Committee was created on December 17, 2002 and will continue until a permanent Audit Committee (Comité de Auditoría) is established pursuant to Decree No. 677/01. The role of the Audit and Control Committee is (1) to advise the Board of Directors in the appointment of an external auditor, engagement terms, scope of professional mandate and removal of the auditor; (2) to review our accounting information, oversee compliance with legal requirements and generally accepted accounting principles; (3) to advise the Board of Directors on the integrity of internal accounting control systems; and (4) to oversee compliance with the Public Offer Transparence Regime and with rules of corporate governance.

C.	Material Contracts

Management Contract

See “Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions—Telefónica Holding Advisory Agreement”.

Loan Agreement with TISA

On February 12, 2001, we received a loan from TISA in the amount of U.S.$530.1 million, which accrued interest at LIBOR plus a 2.25% per annum (“the differential”) for a term of one month, renewable automatically on a monthly basis unless the parties notify in writing, at least three days before due date, that they do not intend to renew the agreement. TISA is entitled to modify the differential provided it notifies us of this decision at least three business days before the end of each interest period. Subsequently, on February 14, 2001, we made early repayment to TISA of this loan for an amount of U.S.$37.9 million. On January 11, 2002, TISA and we entered an amendment to the loan agreement whereby the differential was increased to 7% per annum and which provides for the interest capitalization. The funds loaned by TISA were used to repurchase our negotiable obligations, and the interest accrued and outstanding as of such repurchase dates.

Through a letter dated November 5, 2001, TISA had informed us that it was its firm intention not to require the repayment of the principal amount of the outstanding loan until December 31, 2003. Subsequently, through a letter dated February 25, 2002, TISA notified that the commitment assumed by such company, mentioned in the letter dated November 5, 2001 was no longer effective. Consequently, we have classified such loan as “Current liabilities—Accounts payable to related parties” as of December 31, 2001 in the Holding Annual Financial Statements.

As of December 31, 2002, the balance of the principal related to TISA’s loan, after the interest capitalization mentioned above, amounted to US$537 million (equivalent to $1,809 million as of December 31, 2002). In obtaining the above-mentioned loan, we had assumed certain commitments, mainly involving limitations on the sale of assets, limitations on liens of certain assets, limitations on us or any of our affiliates becoming a party in merger or spin-off operations, with certain exceptions. In addition, the loan shall forthwith become due and payable: 1) upon we defaulting on any of the commitments assumed under the loan agreement, 2) in the event of any change on our controlling shareholder, 3) if we or our affiliates are unable to comply with their obligations, 4) changes in the our main business activity, 5) if the we or any of our affiliates lose the government licenses obtained and 6) if there are changes in our equity, economic and financial situation that due to their adverse nature may affect the our ability to comply with the obligations assumed in the agreement or if there are restrictions that may limit our ability to repay our debts.

Additionally, during the first quarter of 2002, we received loans from Telefónica for US$5.8 million (“the Dollar Loans”) and Ps.4.6 million (at historical values) (“the Peso Loans”). On April 15, 2002, Telefónica assigned to TESA Arg. the Peso Loans in the amount of Ps.4.7 million (at historical values) which were due and payable, together with interest accrued as of such date. Furthermore, on such date TESA Arg. and we agreed to offset a portion of the amount owed by TESA Arg. in connection with the agreement described in Note 11.3.a. to the Holding Annual Financial Statements against the Peso Loans owed by us to TESA Arg. for a total amount of Ps4.7 million (at historical values). On April 26, 2002, we entered into an assignment agreement with Telefónica and TISA pursuant to which Telefónica assigned to TISA the Dollar Loans in the amount of U.S.$5.8 million, which includes principal amount and accrued interest as of April 26, 2002. As of December 31, 2002, the book value of such loan amount to US$6 million (equivalent to Ps.21 million as of December 31, 2002), corresponding to principal amount plus accrued interests as of that date.

In relation to the loans mentioned above, TISA has advised to us that until September 20, 2003: (i) the effects of the Public Emergency and Currency Exchange System Reform implemented in Argentina by Decree No. 1,570/01, Law No. 25,561, as supplemented and amended, in force shall not be considered by the creditor as an event of default; and (ii) the creditor shall not consider that, until such date, an acceleration event has been verified under the agreements with TISA. Additionally, some of the loan agreements in effect include acceleration events in case certain judicial or extra-judicial proceedings are filed for amounts in excess of certain net equity percentages of us or relevant affiliate. We obtained a waiver in connection with those proceedings as of the date of issuance of these financial statements, covering at least the current terms of those loans.

Atlántida Comunicaciones S.A.

On September 28 and October 5, 2001, Atco executed two loan agreements with Admira amounting to U.S.$ 451,500,000. As of December 31, 2002, the amount of interest accrued on account of such agreements as of that date was U.S.$29,252,024, as provided therein. As from such date through December 31, 2002 interest is accrued at an 8.5% nominal interest per annum; subsequently it shall accrue interest at nominal annual LIBOR over six months plus a margin to be determined by Admira in accordance with the loan terms and conditions for all the companies of the Telefónica Group. Interest shall be payable half yearly on February 28 and August 28 each year for both agreements, beginning February 28, 2002 the first interest payment date.

The agreement signed on September 28, 2001, established February 28, 2002 as the first principal payment date with the possibility of renewing it for seven subsequent half-yearly periods until fully amortized with a final and definitive maturity date on August 28, 2005. The agreement signed on October 5, 2001, established December 31, 2001 as the first principal payment date. The effects of the Argentine economic situation described elsewhere in this Annual Report prevented part of such amortizations from being carried out as of the date of this Annual Report. Atco is expecting a communication from its indirect shareholder on whether it intends to extend such maturities.

On February 20, 2002, due to the financial crisis in Argentina and its effect on Atco, Atco was unable to make certain payments, including those mentioned in the paragraph above. See “Risk Factors—Overview”. Atco and the Admira Group decided to extend the maturity to August 28, 2005. As of December 31, 2002, debt owed to the Admira Group equaled U.S.$519,517,217 (principal and interest), and are considered noncurrent liabilities of Atco.

The loan to Admira includes a provision providing for the possibility that the creditor consider the amounts owed by Atco under the agreements above as forthwith due and payable if (among others): (a) Atco fails to meet any obligation deriving from the agreement and especially if it fails to pay any amount owed when due; (b) there are misstatements in the documentation or information provided by Atco to Admira; (c) Atco is dissolved, merged, spun-off, segregated, liquidated, or it ceased to operate totally or partially; (d) there were any governmental or administrative action resulting in Atco’s nationalization, intervention, expropriation, or change in management, preventing Atco from controlling or owning its businesses, assets, or rights, as well as in the case that current foreign exchange control regulations in the countries where Atco is located or the interpretation thereof restricts or limits its ability to make the payments owed under such agreements; (e) its assets were divested for valuable consideration, except for its own assets during the course of business in an amount exceeding 5% of total assets; (f) it fails to meet any third-party obligation or bankruptcy adjudication, insolvency proceedings, or any other fact or state of insolvency.

Finally, December 9, 2002, the Admira Group granted a line of additional credit to Atco as part of a resolution of the Tax Court of the Argentina of August 12, 2002 regarding Federal Television S.A.-TELEFE in relation to inappropriate application of value-added tax exemptions of U.S.$4,762,876. The interest will be the sum of LIBOR to 3 months for deposits in U.S. dollars and the applicable margin (initially 300 basic points).

The interests will accrue daily from the date of disposition. The first payment is due on August 28, 2005 and the later payments will be due on February 28 and August 28 of every year.

As of December 31, 2002, the amount owed by Atco for this line of credit equaled U.S.$2,453,522 (capital and interest).

D.	Exchange Controls

Since early December 2001, the Argentine authorities implemented a number of monetary and currency exchange control measures that included restrictions on the withdrawal of funds deposited with banks and tight restrictions for making transfers abroad, most restrictions in connection with repayments to foreign creditors having recently been lifted. However, transfers abroad in connection with payments of principal on financial debt prior to the maturity or repayment of interest on financial debt prior to 15 days before its due date requires prior Central Bank approval. These regulations have been changing constantly since they were first promulgated, and we cannot assure you that they will not be put in place again and, if they are, whether they will be made stricter than they were before.

As of June 23, 2003, the selling exchange rate for U.S. dollars on this market was Ps.2.79. The effect of the change in this exchange rate, relative to the exchange rate used in the valuation of foreign currency assets and liabilities, on our consolidated net foreign currency liability as of December 31, 2002, was a decrease in the peso equivalent of around Ps.312 million.

E.	Taxation

Not applicable.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We file annual reports on Form 20-F and furnish periodic reports on Form 6-K to the Securities and Exchange Commission pursuant to the rules and regulations of the Securities and Exchange Commission that apply to foreign private issuers. Anyone may read and copy any of these reports at the Securities and Exchange Commission’s public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Information on the operation of the public reference rooms is available by calling 1-800-SEC-0330. Documents filed since October 1, 2002 can be found on the EDGAR system on the Securities and Exchange Commission website, www.sec.gov.

Anyone may request a copy of these filings by writing or calling us at Avenida Ingeniero Huergo 723, (C1107AOH) Buenos Aires, Argentina, attention: Investor Relations Office, telephone 5411-4332-3890.

I.	Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

We are exposed to market risk, including changes in interest rates and foreign exchange rates in the normal course of its businesses.

Our indebtedness increased in terms of peso at December 31, 2002 from the end of the previous fiscal year due to the devaluation of the Argentine peso mentioned elsewhere in this Annual Report. In terms of dollars, our total indebtedness remained almost equal to the previous fiscal year. The impact of foreign exchange difference during the year on our net monetary position in foreign currency, net of our exposure to inflation, amounted to a loss of Ps.581 million (in constant pesos as of December 31, 2002). The amount of indebtedness subject to variable rather than fixed interest rates has not changed materially since last year. Variable interest rate increases reflected higher spreads. Telefónica Internacional loans rates have increased approximately 700 basis points from December 31, 2001.

Most of the increase in total interest obligations is associated with foreign currency debt that reflects higher interest rates than were prevailing at the end of fiscal year 2001 and the devaluation effect on interest payments.

Set forth below is tabular information on our reporting currency, Argentine pesos, with respect to our net debt defined as Debt Obligations and the other instruments less Financial Assets (current accounts, time deposits, Treasury bills, etc.). The table reflects principal and related exchange rates, broken down in floating rate and fixed rate debts.

SENSITIVITY TO INTEREST RATES AND EXCHANGE RATE

—NET DEBT OBLIGATIONS (December 31, 2002)(1) (2) (4)(6)

	MATURITY DATES (millions of Pesos.)							FAIR VALUE (5)			Book Value
	2003	2004	2005	2006	2007	Subsequent	TOTAL	Underlying debt	Associated Derivatives	TOTAL
ARS(2)	-3	—	—	—	—	—	-3	-3		-3	-3
Fixed Rate	-3						-3	-3		-3	-3
Interest Rate (%)	1.00
USD	1,830	—	—	—	25	—	1,855	1,828	—	1,828	1,855	(1)
Floating Rate	1,830						1,830	1,803		1,803	1,830
Weighted Average Spread—Ref. Libor (%)(3)	9.06
Fixed Rate					25		25	25	—	25	25
Weighted Average Interest Rate (%)	9.75	9.75	9.75	9.75	9.75
TOTAL	1,826	—	—	—	25	0	1,852	1,825	—	1,825	1,852

(1)	Excludes Ps. 11 million of accrued interest included in bank and financial payables in the Holding Annual Financial Statements as of December 31, 2002.
(2)	Net of Ps. 3 million of time deposits.
(3)	Is the weighted average interest rate of the outstanding debt as of each date less six months U.S.$ LIBOR as of December 31, 2002 (1.38%).
(4)	Exchange rate as of December 31, 2002: Ps.3.37 = U.S.$1.00.

(5)	We calculate the fair value of the outstanding financial debt (except for bonds) considering the internal rate of return of Telefónica de Argentina’s bonds due in 2004, 2006 and 2008 or the estimation of that internal rate of return in the yield curve in the case where the debt matures on a different date than the bonds. Our bonds are valued at par. The market values indicated are based on discount rates that reflect the risks resulting from the current economic situation in Argentina and its ongoing volatility, uncertainty and instability. As a result, such values may not be indicative of a trend or of values in the mid-term future.
(6)	Total does not sum due to rounding.

Exchange Rate Sensitivity. While the Convertibility Law was in effect, exchange rates risks mainly related to changes between the value of the U.S. dollar vis a vis currencies other than the Argentine peso, since that law pegged the peso at a value Ps.1.00 = U.S.$1.00. In January 2002 the Argentine government devalued the Argentine peso and currently the peso/dollar exchange rate is determined by a free market. Although all of our debt is denominated in dollars, we have followed until the year ended December 31, 2001 a policy of not using derivative financial instruments to hedge our exposure to exchange rate fluctuations related to our indebtedness denominated in U.S. dollars, given the existence of the Convertibility Law.

We do not hold derivative financial instruments for trading or other speculative purposes.

Given that the devaluation of the peso and its significant impact, we will evaluate our strategic options in managing the resulting market risk on the basis of the instruments available in the market at any given time.

Interest Rate Sensitivity. We intend to make interest payments under such debt instruments periodically during the term of debt through maturity. The table does not reflect any prepayment or refinancing of indebtedness that may occur from time to time. Weighted average variable rates in the table are based on LIBOR as of December 31, 2002, which was higher than LIBOR at June 23, 2003, 0.99875 due to a decrease in prevailing interest rates following significant reduction in U.S. rates by the U.S. Federal Reserve Board. The amounts of debt scheduled to be serviced in fiscal year 2003 corresponds to the TISA Loan. At December 31, 2002, all of our debt obligations had terms that provide for variable interest rates, except for the outstanding 1997 Indenture Notes (maturing through 2007).

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities.

Not Applicable.

B.	Warramts amd Rights.

Not Applicable.

C.	Other Securities.

Not Applicable.

D.	American Depositary Shares.

Not Applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

No events required to be reported have occurred.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES.

Our chairman and our chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in the U.S. Securities Exchange Act of 1934 under Rules 13a-14(c)) within 90 days of the date of this Annual Report, have concluded that, as of that date, our disclosure controls and procedures were effective to ensure that material information relating to us was made known to them by others within our company, particularly during the period in which this Annual Report and accounts were being prepared.

There were no significant changes in our internal controls or in other factors that could significantly affect these controls and procedures subsequent to the date our chief executive officer and our chief financial officer completed their evaluation, nor were there any significant deficiencies or material weaknesses in our internal controls and procedures requiring corrective actions.

ITEM 16.	[RESERVED].

PART III

ITEM 17.	FINANCIAL STATEMENTS

The Registrant has responded to Item 18 in lieu of responding to this Item. The Atco Financial Statements were prepared in accordance with Item 17.

ITEM 18.	FINANCIAL STATEMENTS

The Index to the financial statements contained herein begins on page F-1.

ITEM 19.	EXHIBITS

Exhibit No.	Description

1.1	English translation of the Estatutos (By-Laws) of Telefónica Holdings de Argentina S.A. (the “Company”), as amended to date of filing.(1)

2.1	Form of Indenture dated as of February 24, 1997, between the Company and The Bank of New York, as trustee, co-registrar, paying agent and transfer agent, together with a Supplemental Indenture dated as of December 19, 1997.(1)

2.2	Indenture dated as of July 31, 1997, among Compañía Internacional de Telecomunicaciones S.A. (“Cointel”), The Bank of New York and The Bank of New York S.A. (succeeded by Banco Río de la Plata S.A.), as registrar, paying agent and transfer agent.(2)

2.3	First Supplemental Indenture dated January 17, 2001, between Cointel and The Bank of New York, as trustee, co-registrar, paying agent and transfer agent.(3)

2.4	Indenture dated as of November 3, 1994 among Telefónica de Argentina S.A. (“TASA”), Bankers Trust Company, as trustee, co-registrar and principal paying agent, The Chase Manhattan Bank, N.A., as registrar and Bankers Trust S.A., Agente del Mercado Abierto, as paying agent.(4)

2.5	First Supplemental Indenture dated January 17, 2001, between TASA and Bankers Trust Company.(5)

4.1	Framework Agreement, dated April 21, 1997, between T.I. Telefónica Internacional de España, S.A. and the Company, together with a modification thereto dated January 8, 1998 (English Translation).(1)

4.2	Shareholders’ Agreement, dated April 21, 1997, between Telefónica International Holding B.V., the Company and Southtel Equity Corporation (English Translation)(1)

4.3	Modification Agreement, dated April 24, 1997, among Telefónica de España S.A. (“TESA”), Telefónica de España S.A., Sucursal Argentina, Telefónica International Holding B.V., Teching Compañía Técnica Internacional S.A.C.I. and Inversora Catalinas S.A. (English Transaction).(1)

4.4	Management Agreement, dated November 8, 1990, between TASA and TESA, with an English summary.(6)

4.5	Financial Services Agreement, dated April 24, 1997, between TESA and the Company (English Translation).(1)

4.6	Loan Agreement dated February 12, 2001 between the Company and Telefónica Internacional, S.A. (English Translation).(7)

4.6.1	Amendment to the Loan Agreement dated February 12, 2001 between the Company and Telefónica Internacional, S.A., dated January 11, 2002 (English Translation)(8)

8.1	List of subsidiaries of the Company.

99.1	CEO Certification of Annual Report

99.2	CFO Certification of Annual Report

(a)	Compensatory plan or agreement.
(1)	Incorporated by reference to the Company’s Registration Statement on Form F-4 (Registration No. 333-8280).
(2)	Incorporated by reference to the Registration Statement on Form F-4 of Compañía Internacional de Telecomunicaciones S.A. (Registration No. 333-8314).
(3)	Incorporated by reference to the Annual Report on Form 20-F of Compañía Internacional de Telecomunicaciones S.A. for the year ended September 30, 2002
(4)	Incorporated by reference to the Registration Statement on Form F-4 of Telefónica de Argentina S.A. (Registration No. 33-84414)
(5)	Incorporated by reference to the Annual Report on Form 20-F of Telefónica de Argentina S.A. for the year ended September 30, 2001.
(6)	Incorporated by reference to the Registration Statement on Form F-1 of Telefónica de Argentina S.A. (Registration No. 33-70982).

(7)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2000.
(8)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2001.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÓNICA HOLDING DE ARGENTINA S.A.

By:	/s/ José María Alvarez Pallete López
Name: José María Alvarez Pallete López
Title: Presidente (Chairman of the Board of Directors)

June 27, 2003

CERTIFICATION

I, José María Alvarez Pallete López, certify that:

4.	I have reviewed this annual report on Form 20-F of TELEFÓNICA HOLDING DE ARGENTINA S.A.;

5.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

6.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

7.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

(c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

8.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

(a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

(b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

9.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 27, 2003

By:	/s/ José María Alvarez Pallete López
Name: José María Alvarez Pallete López
Title: Chairman

CERTIFICATION

I, Juan Ignacio López Basavilbaso, certify that:

1.	I have reviewed this annual report on Form 20-F of TELEFÓNICA HOLDING DE ARGENTINA S.A.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

(c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

(a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

(b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 27, 2003

By:	/s/ Juan Ignacio López Basavilbaso
Name: Juan Ignacio López Basavilbaso
Title: Chief Financial Officer

Index to Financial Statements

TELEFONICA HOLDING DE ARGENTINA S.A.

(formerly known as CEI CITICORP HOLDINGS SOCIEDAD ANONIMA)

Financial statements as of December 31, 2002 and 2001 and for the years ended December 31, 2002, 2001 and 2000

Report of independent public accountants on annual financial statements	F-3

Unconsolidated Balance Sheets as of December 31, 2002 and 2001	F-13

Unconsolidated Statement of Operations for the year ended December 31, 2002 and consolidated statements of income for the years ended December 31, 2001 and 2000	F-14

Statements of Changes in Shareholders’ Equity for the years ended December 31, 2002, 2001 and 2000	F-15

Unconsolidated Statement of Cash Flows for year ended December 31, 2002 and consolidated statement of cash flows for years ended December 31, 2001 and 2000	F-18

Notes to the Financial Statements for the years ended December 31, 2002, 2001 and 2000	F-19

COMPANIA INTERNACIONAL DE TELECOMUNICACIONES S.A.

Consolidated financial statements as of December 31, 2002 and 2001 (unaudited) and as of September 30, 2002 and 2001 and for the three-month fiscal year ended December 31, 2002, the three-month period ended December 31, 2001 (unaudited) and the fiscal years ended September 30, 2002, 2001 and 2000

Report of independent public accountants on annual financial statements	F-73

Consolidated Annual Financial Statements	F-80

Consolidated Balance Sheets as of September 30, 2002 and 2001	F-81

Consolidated Statements of Operations for the fiscal years ended September 30, 2002, 2001 and 2000	F-82

Consolidated Statements of Shareholders’ Equity for the fiscal years ended September 30, 2002, 2001 and 2000	F-83

Consolidated Statements of Cash Flows for the fiscal years ended September 30, 2002, 2001 and 2000	F-88

Notes to the Consolidated Financial Statements for the fiscal years ended September 30, 2002, 2001 and 2000	F-90

TELEFONICA HOLDING DE ARGENTINA S.A.

Financial Statements as of December 31, 2002 and 2001

and for the Years Ended December 31, 2002, 2001 and 2000

INDEPENDENT PUBLIC ACCOUNTANT’S REPORT

To the Board of Directors of

Telefónica Holding de Argentina S.A.

1.	We have audited the accompanying balance sheet of Telefónica Holding de Argentina S.A. (“the Company”—an Argentine Corporation) as of December 31, 2002 and the related statements of operations, cash flows and changes in shareholders’ equity for the fiscal year ended on such date, all expressed in constant Argentine pesos (see Note 2.3. to the accompanying financial statements).

2.	The Company’s financial statements for the fiscal years ended December 31, 2001 and 2000 (before their restatement in constant Argentine pesos of December 31, 2002) that are presented for comparative purposes, were audited by other auditors who were members of an international firm that has ceased operations. Those auditors expressed an unqualified opinion according to generally accepted auditing standards in the United States of America on such financial statements in their report dated February 26, 2002. Those auditors also included explanatory paragraphs in their report for uncertainties related to the existence of a substantial doubt about the Company’s and its direct and indirect related companies’ (Compañía Internacional de Telecomunicaciones S.A. (“Cointel”) and Telefónica de Argentina S.A. (“Telefónica”)) ability to continue as a going concern, as well as a description of certain measures adopted by the Argentine Government in response to the Argentine economic crisis, the fact that the recoverability of the booked value of fixed assets of Telefónica’s telecommunication business as of September 30, 2001 depended on the outcome of the ongoing renegotiation of rates in progress and that the effect of the devaluation of the Argentine Peso could cause the Company’s shareholders’ equity to become negative.

3.	The financial statements mentioned in paragraphs 1 and 2 are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements referred to in paragraph 1, based on our audit with the scope mentioned in paragraphs 4 and 5.

4.	We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

5.	We have not audited the financial statements of Telinver S.A. (a consolidated subsidiary of Telefónica) as of December 31, 2002, which were used by Cointel’s subsidiary Telefónica prepare the consolidated financial statements of Telefónica with its subsidiary as of that date. The negative equity interest in Telinver S.A. as of December 31, 2002, which is disclosed net in the caption Noncurrent investments in the accompanying financial statements, amounted to $15 million (calculated considering the Company’s indirect ownership interest in such company), and the loss computed in the financial statements of the Company for the investment in such company amounts to a net loss of $40 million (calculated considering the Company’s indirect ownership interest in such company). The financial statements of Telinver S.A. for the fiscal year ended December 31, 2002 were audited by other auditors who issued a report, which has been provided to us by the Company, dated January 30, 2003, expressing an unqualified opinion according to generally accepted auditing standards in the United States of America. Those auditors also included an explanatory paragraph in their report relating to uncertainties for the existence of substantial doubt about Telinver S.A.’s ability to continue as a going concern. Our opinion included in paragraph 6 of this report, insofar as it relates to the amounts included for Telinver S.A. for the fiscal year ended December 31, 2002, is based on the report of those auditors.

6.	In our opinion, the financial statements mentioned in paragraph 1 present fairly, in all material respects, the financial position of Telefónica Holding de Argentina S.A. as of December 31, 2002 and the results of its operations and cash flows for the fiscal year then ended, in conformity with generally accepted accounting principles in Argentina.

7.	During 2002 a deep change was implemented in the economic model of Argentina, as well as in the Convertibility Law that was in place since March 1991 (whereby the Argentine peso was pegged at parity with the US dollar). The main consequences of the set of measures adopted by the Argentine Federal Government are (a) the devaluation of the Argentine peso with respect to the US dollar and conversion into pesos of certain assets and liabilities originally denominated in foreign currency; (b) the default on the payment of the Argentine Government’s internal and external debt; (c) the introduction of monetary exchange control measures of foreign currency; (d) the increase in domestic prices and (e) in the case of Telefónica, the need to renegotiate with the Government future rates that Telefónica will charge to its customers for telecommunications services. As a result of the need to renegotiate with the Government future rates, the amount of future telecommunications service revenues and net cash flows cannot be predicted with certainty. As of December 31, 2002, the recoverability of the booked amounts of the assets related to the Company’s investment in the telecommunication business, comprising the Company’s and Cointel’s related goodwill and the equity participation in Telefónica’s fixed assets and tax on minimum presumed income (see Notes 2.6.d) and 5.1.a) to the financial statements), may be affected by the outcome of the rate renegotiation and the resulting impact on the Company’s, Telefónica’s and Cointel’s operations and cash flows. Future negative economic developments may result in the adoption of further measures by the Argentine Government, including changes to those measures already adopted. Note 10 to the financial statements includes references to the notes where the impact on the financial statements of the measures implemented by the Argentine Government is described.

8.	As described in Note 9 to the financial statements, the Company has a negative shareholders’ equity amounting to $1,010 million as of December 31, 2002 and the Company cannot provide any assurance that, should the situation of negative shareholders’ equity remain unchanged beyond the suspension of item 5 of section 94 of the Argentine Business Associations Law, its shareholders will decide to capitalize the Company in order to restore its capital stock, or that the Company, consequently, will be able to maintain the normal course of its operations.

9.	As described in note 11.3.a) to the accompanying financial statements, as of the date of issuance of this report, the Company cannot ensure the continuity or future level of the income amounts to accrue or cash flows under its agreement with Telefónica, S.A.- Argentina branch (“TESA”) beyond April 30, 2003, as it depends on TESA exercising the option of extending the management agreement and agreeing upon the percentage fees with Telefónica.

10.	The financial statements referred to in paragraph 1 have been prepared assuming that the Company, Cointel and Telefónica will continue as a going concern. As discussed in notes 5.1.a) and 11.3.c) to the accompanying financial statements, as of December 31, 2002 the Company’s current assets in foreign currency as well as Cointel’s consolidated current assets in foreign currency with Telefónica are lower than the respective current liabilities and consolidated current liabilities in foreign currency of such companies and it is uncertain whether the Company, Cointel and Telefónica will obtain refinancing or additional credit lines to be able to pay their current debt or whether the Central Bank will authorize transfers abroad to pay foreign creditors. The situations described above in this paragraph and those described in paragraphs 7 to 9, give rise to a substantial doubt about the ability of the Company to continue as a going concern. Management´s plans concerning these matters are also described in notes 5.1.a) and 11.3 to the financial statements. The financial statements as of December 31, 2002 do not include any adjustments or reclassifications that might result from the outcome of these uncertainties.

11.	Generally accepted accounting principles in Argentina vary, in certain significant respects, from generally accepted accounting principles in the United States of America. The application of the latter would have affected the determination of net loss for the fiscal year ended December 31, 2002 and the determination of shareholders’ equity and financial position at December 31, 2002, to the extent summarized in Note 17 to the accompanying financial statements.

Buenos Aires, February 21, 2003
DELOITTE & Co. S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 – F° 3

ALBERTO LOPEZ CARNABUCCI
(Partner)
Public Accountant – U.B.A.
C.P.C.E.C.A.B.A. Vol. 212 – F° 200

[PRICEWATERHOUSECOOPERS LOGO]

Price Waterhouse & Co.

Firma miembro de PricewaterhouseCoopers

Av. A. Moreau de Justo 270, Piso 2°

Cl107AAF Ciudad de Buenos Aires

Tel. (54-11) 4319-4600

Fax (54-11) 4315-6448/9

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Telinver S.A.

In our opinion, the accompanying balance sheet and the related statement of operations, of changes in shareholders’ deficit and of cash flows present fairly, in all material respects, the financial position of Telinver S.A. at December 31, 2002, and the result of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in Argentina. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion. The financial statements of Telinver S.A. at December 31, 2001, were audited by other independent accountants who have ceased operations. Those independent accountants expressed an unqualified opinion including an explanatory paragraph describing an uncertainty about the entity’s ability to continue as a going concern on those financial statements in their report dated February 26, 2002.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company’s continuation as a going concern is dependent upon, among other things, the achievement of future profitable operations and the ability to generate sufficient cash from operations, public and private financing and other funding sources to meet its obligations. As discussed in Notes 7 and 11 to the financial statements, the Company has a Ps.45.1 million shareholders’ deficit and a Ps.80.4 million working capital deficiency at December 31, 2002. In addition, the Company has suffered a Ps.122.2 million net loss and a Ps.14.6 million operating loss during the year then ended. Furthermore, as described in Note 15 to the financial statements, during the year ended December 31, 2002, the Company was negatively impacted by the Argentine’s government’s adoption of various economic measures and the devaluation of the Argentine peso. These circumstances raise substantial doubt about the Company’s ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Accounting principles generally accepted in Argentina vary in certain important respects from accounting principles generally accepted in the United States of America and as allowed by Item 18 to Form 20-F. The application of the latter would have affected the determination of net loss for the year ended December 31, 2002 and the determination of total shareholders’ deficit as of December 31, 2002 to the extent summarized in Note 16 to the financial statements.

/S/    PRICEWATERHOUSE COOPERS

Buenos Aires Argentina

January 30, 2003

REPORT OF INDEPENDENT PUBLIC

ACCOUNTANTS

To

TELEFONICA HOLDING DE ARGENTINA S.A.

(formerly known as CEI CITICORP HOLDINGS SOCIEDAD ANONIMA):

1.	We have audited the accompanying balance sheets of Telefónica Holding de Argentina S.A (formerly known as CEI CITICORP HOLDINGS SOCIEDAD ANONIMA) (an Argentine corporation) as of December 31 2001 and 2000, and the related statements of income, changes in shareholders’ equity and cash flows for the years ended December 31, 2001, 2000 and 1999, all expressed in Argentine pesos (Notes 2.1 and 2.3.). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

2.	We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

3.	We did not review the financial statements of Torneos y Competencias S.A. as of March 31, 2001, which were used by the Company to determine the investment in such company as of its disposition date, and consequently, as explained in Note 5.2.a) to the accompanying financial statements, to determine the amount of the other contributions included in the Company’s statement of changes in shareholders’ equity for the year ended December 31, 2001. The other contributions mentioned above and the gain reported for the aforementioned company for the period ended March 31, 2001, amounted to $9,809,153, and were disclosed under “Non-capitalized contributions—Other contributions” and “Equity in (loss) earnings of ownership interests in related parties ((loss) income attributable to controlled companies and joint venture companies)” in the Company’s statement of changes in shareholders’ equity and statement of income for the year ended December 31, 2001. The financial statements of Torneos y Competencias S.A. as of March 31, 2001 were reviewed by other auditors, whose report dated May 31 2001 has been furnished to us by the Company. Additionally, we did not audit the financial statements of Torneos y Competencias S.A. as of September 30, 2000, the investment in which is reflected in the accompanying financial statements as of December 31, 2000 using the equity method of accounting. The investment in Torneos y Competencias S.A. represents 22 percent of total assets as of December 31, 2000. Additionally, we did not audit the financial statements of Forestal Norteria S.A. (former Zapta Forestal S.A.) as of September 30, 1999. The loss reported for the aforementioned companies disclosed under “Equity in (loss) earnings of ownership interests in related parties (loss) income attributable to controlled companies and joint venture companies)” and “Net income related to the Contract in the Company’s consolidated statements of income amounted to $8.846,381 for the year ended December 31,2000.” The financial statements of Torneos y Competencies S.A. as of September 30, 2000 and the financial statements of Forestal Norteria S.A. (former Zapla Forestal S.A.) as of September 30, 1999 were audited by other auditors, whose reports dated November 14, 2000 and February 7, 2000, respectively, have been furnished to us by the Company. Likewise, we did not audit the financial statements of Torneos y Competencias S.A. as of September 30, 1999, the investment in which, together with the investment in Forestal Norteria S.A. (former Zapla Forestal S.A.) as of September 30, 1999 are reflected in the accompanying financial statements as of December 31, 1999, using the equity method of accounting. The investments in Torneos y Competencias S.A. and Forestal Norteria S.A. (former Zapla Forestal S.A.) represent 2.8 percent of total consolidated assets as of December 31, 1999. Additionally, we did not audit the financial statements of Atlantida Comunicaciones S.A. as of December 31, 1998 and of Zapla Holdings S.A. as of September 30, 1998. The loss reported for the aforementioned companies disclosed under “Equity in (loss) earnings of ownership interests in related parties ((loss) income attributable to controlled companies and joint venture companies)” and “(Loss) Gain from dispositions of ownership interests in related parties, net” in the Company’s consolidated statements of income amounted to $69,864,520 for the year ended December 31,1999. The financial statements of Torneos y Competencias S.A. as of September 30, 1999, of Atlantida Comunicaciones S.A. as of December 31, 1998 and of Zapla Holdings S.A. as of September 30, 1998 were audited by other auditors, whose reports dated November 22, 1999, March , 1999 and December 5, 1998, respectively, have been furnished to us by the Company. Consequently, our opinion insofar as it relates to the amounts included for those entities, is based solely on the reports of the other auditors.

4.	As described in Note 17.1 to the accompanying financial statements, in the last few months, a deep change has been implemented in the economic model of Argentina as well as in the Convertibility Law that was in place since March 1991 (whereby the Argentine peso was pegged at parity with the US dollar). The main consequences of the set of measures adopted by the Argentine Federal Government, which are detailed in the above mentioned note, are (a) the devaluation of the Argentine peso with respect to the US dollar and de-dollarization of certain assets and liabilities in foreign currency held in the country the effects of which will be recognized in the next period in accordance with generally accepted accounting principles in Argentina (“Argentine GAAP”), (b) the implementation or restrictions on the withdrawal of funds deposited with financial institutions; (c) the restriction on transfers abroad on account of financial loans principal services and dividend distributions without prior authorization from the Banco Central de la Republica Argentina (d) the increase in domestic prices and (e) in the case of Telefónica de Argentina SA. (“Telefónica”), one of the Company’s related company, the need to renegotiate with the Argentine Federal Government future rates that Telefónica will charge to its customers for telecommunications services (Note 5.1.a). The future development of the economic crisis may require further measures from the Argentine Federal Government. The accompanying financial statements should be read taking into account the issues mentioned above. As a result of the need to renegotiate with the Argentine Federal Government future rates, the amount of future telecommunications service revenues and net cash flows cannot be predicted. The recoverability of the amount booked as of September 30, 2001 in fixed assets corresponding to the telecommunications business of Telefónica totaling $1,455 million, considering the Company’s indirect ownership interest in such company, depends on the effect that the outcome of the rate renegotiation may have on Telefónica’s operations. Additionally, the estimated effect of the devaluation on the Company’s shareholders’ equity, after computing the exchange difference that should be capitalized under generally accepted accounting principles in Argentina could, if the Company’s shareholders equity becomes negative, cause the Company to fall within one of the mandatory capital reduction events or within a dissolution event provided by sections 206 and 94 of the Business Associations Law effective in Argentina.

5.	In our opinion, based on our audits and the reports of other auditors, the financial statements mentioned in paragraph 1 present fairly, in all material respects, the financial position of Telefónica Holding de Argentina S.A. (formerly known as CEI CITICORP HOLDINGS SOCIEDAD ANONIMA) as of December 31, 2001 and 2000 and the results of its operations and its cash lows for the years ended December 31, 2001, 2000 and 1999 in conformity with Argentine GAAP.

6.	The financial statements of the Company as of December 31, 2001 and the financial statements of its related companies Compañía Internacional de Telecomunicaciones S.A. (Cointel) and Telefónica as of December 31, 2001 have been prepared assuming that these companies will continue as a going concern. As discussed in Notes 5.1.a) and 11.3d to the accompanying financial statements, as of December 31,2001 the Company’s current assets in foreign currency and Cointel and Telefónica’s consolidated current assets in foreign currency are lower than the respective current liabilities in foreign currency of such companies and it is uncertain whether the Company, Cointel and Telefónica will obtain refinancing or additional credit lines to be able to pay their current debt or whether the Banco Central de la Republica Argentina will authorize transfers abroad to pay to foreign creditors. The situations described above and the potential adverse effect of the outcome of the pending rate negotiation of Telefónica mentioned in paragraph 4, give raise to a substantial doubt about such companies’ ability to continue as a going concern. The financial statements as of December 31, 2001 do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result from the outcome of these uncertainties.

7.	Certain accounting practices used by the Company in preparing the accompanying financial statement conform with Argentine GAAP, but do not conform with accounting principles generally accepted in the United States of America. A description of the significant differences between such principles and those accounting principles generally accepted in the United States of America and the approximate effect of those differences on consolidated net income and shareholders’ equity are set forth in Note 15 to the accompanying financial statements.

Buenos Aires, February 26, 2002	PISTRELLI, DIAZ Y ASOCIADOS C.P.C.E.C.F. Vol. 1 – Fol. 8 EDUARDO C. CODURI Partner Certified Public Accountant Buenos Aires University C.P.C.E.C.F. Vol. 163—Fol. 202

TELEFONICA HOLDING DE ARGENTINA S.A.

Registered Address: Tucumán 1—18th floor—Buenos Aires—Argentina

FINANCIAL STATEMENTS FOR THE YEARS ENDED

DECEMBER 31, 2002, 2001 AND 2000

Principal business:    Direct or indirect participation in businesses related to the areas of telecommunications, media and energy.

Registration with the Public Registry of Commerce:

—    Of the articles of incorporation: October 25, 1976.

—    Of the last change to the bylaws: April 18, 2001. See Note 12.

Registration number with the “Inspección General de Justicia” (the governmental regulatory agency of corporations): 6,133.

Duration of the corporation: through October 24, 2075.

Fiscal year-end: December 31.

Controlling company:

Name: Telefónica Internacional, S.A.

Registered address: Tucumán 1—17th floor—Buenos Aires—Argentina.

Principal business: Holding Company.

Controlling shareholding percentage of the Company’s capital stock: 99.96%. (See Note 6.1.)

Controlling shareholding percentage of the Company’s total votes: 99.97%.

Capital structure: See Note 6.1.

Subscribed and paid in (historical values)
Outstanding common shares (face value 1 peso each)
Class A, 5 votes per share	30,427,328
Class B, 1 vote per share	374,302,032

Total capital stock authorized for public offering (1)	404,729,360

(1)	See Note 6.6.

TELEFONICA HOLDING DE ARGENTINA S.A.

BALANCE SHEETS AS OF DECEMBER 31, 2002 AND 2001

(stated in millions of constant Argentine pesos of December 31, 2002—see Notes 2.3. and 2.8.)

	2002	2001
CURRENT ASSETS
Cash	3	1
Investments (Note 18.2.)	—	2
Other receivables (Note 3.1.)	1	2
Receivables from related parties (Note 11.1.)	29	22

Total current assets	33	27

NONCURRENT ASSETS
Intangible assets and deferred charges (Note 18.3.)	566	605
Investments (Note 18.1.)	262	1,552
Other receivables (Note 3.1.)	—	26

Total noncurrent assets	828	2,183

Total assets	861	2,210

CURRENT LIABILITIES
Accounts payable to related parties (Note 11.1.)	1,840	1,076
Bank and other financial payables (Note 3.2.)	1	34
Taxes payable	1	1
Accounts payable	1	3
Other payables (Note 3.3.)	3	2

Total current liabilities	1,846	1,116

NONCURRENT LIABILITIES
Bank and other financial payables (Note 3.2.)	25	—

Total noncurrent liabilities	25	—

Total liabilities	1,871	1,116
SHAREHOLDERS’ EQUITY (per related statements)	(1,010)	1,094

Total liabilities and shareholders’ equity	861	2,210

The accompanying Notes 1 to 19 are an integral part of these financial statements.

TELEFONICA HOLDING DE ARGENTINA S.A.

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001 AND CONSOLIDATED

STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2000 (1)

(stated in millions of constant Argentine pesos of December 31, 2002, except for per share amounts which are stated in constant Argentine pesos—see Notes 2.3. and 2.8.)

	2002	2001	2000
			(consolidated)
Equity interests in related parties (Note 3.5.)	(1,249)	(47)	(235)

Other income relating to equity interests in related parties and fees for services provided, net (Notes 2.6.g) and 11.2.)	57	115	144

Administrative expenses (Note 18.5.)	(4)	(9)	(35)

Amortization of intangible assets and deferred charges (Note 18.3.)	(39)	(41)	(98)

Financial gains and losses, net (Note 3.6.)
On assets	(33)	68	41
On liabilities	(786)	(80)	(256)

Tax on minimum presumed income, unrecoverable value added tax and other taxes (Note 2.6.e))	(9)	(1)	(6)

Other expenses and income, net	—	—	(6)

Net income related to the Contract (Note 3.7.)	—	—	100

(Loss) income before income tax	(2,063)	5	(351)

Income tax	—	—	(59)

Net (loss) income for the year	(2,063)	5	(410)

(Loss) earnings per share (2)	(5.10)	0.01	(0.82)

(1)	See Note 2.2.
(2)	Basic and diluted (loss) earnings per share, calculated based on weighted average number of outstanding shares during the year.

The accompanying Notes 1 to 19 are an integral part of these financial statements.

TELEFONICA HOLDING DE ARGENTINA S.A.

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2002

(stated in millions of constant Argentine pesos of December 31, 2002—see Notes 2.3. and 2.8.)

	2002
	Shareholders’ contributions			Non-capitalized contributions
Description	Capital stock authorized for public offering	Comprehensive adjustment to capital stock	Premium on Share issue	Irrevocable capital contributions for future share subscriptions	Comprehensive adjustment to irrevocable capital contributions	Other contributions
Balance at beginning of year	405	478	171	2	2	19
Alignment of periods for valuation of Equity interests in related parties (Note 2.6.c)	—	—	—	—	—	—
Net loss for the year	—	—	—	—	—	—

Balance at end of year	405	478	171	2	2	19

	2002
	Retained earnings (losses)
Description	Legal reserve	Unappropriated losses	Total
Balance at beginning of year	71	(54)	1,094
Alignment of periods for valuation of Equity interests in related parties (Note 2.6.c)	—	(41)	(41)
Net loss for the year	—	(2,063)	(2,063)

Balance at end of year	71	(2,158)	(1,010)

The accompanying Notes 1 to 19 are an integral part of these financial statements.

TELEFONICA HOLDING DE ARGENTINA S.A.

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2001

(stated in millions of constant Argentine pesos of December 31, 2002—see Notes 2.3. and 2.8.)

	2001
	Shareholders’ contributions			Non-capitalized contributions
Description	Capital stock authorized for public offering	Comprehensive adjustment to capital stock	Premium on share issue	Irrevocable capital contributions for future share subscriptions	Comprehensive adjustment to irrevocable capital contributions	Other contributions
Balance at beginning of year	500	591	211	2	2	6
Reserve for future dividends as approved by the Regular and Special Shareholders’ Meeting of April 30, 2001	—	—	—	—	—	—
Effect of Telefónica de Argentina S.A.’s spun-off businesses (Note 5.1.a)	—	—	—	—	—	—
Other capital transaction (Note 5.2.a))	—	—	—	—	—	17
Reduction of the Company’s capital stock as approved by the Regular and Special Shareholders’ Meeting of January 18, 2001 and November 2, 2001 and its adjournment of November 15, 2001 (Note 6.6.)	(95)	(113)	(40)	—	—	(4)
Net income for the year	—	—	—	—	—	—

Balance at end of year	405	478	171	2	2	19

	2001
	Retained earnings (losses)
Description	Legal reserve	Reserve for future dividends	Unappropriated earnings (losses)	Total
Balance at beginning of year	88	—	602	2,002
Reserve for future dividends as approved by the Regular and Special Shareholders’ Meeting of April 30, 2001	—	524	(524)	—
Effect of Telefónica de Argentina S.A.’s spun-off businesses (Note 5.1.a)	—	—	3	3
Other capital transaction (Note 5.2.a))	—	—	—	17
Reduction of the Company’s capital stock as approved by the Regular and Special Shareholders’ Meeting of January 18, 2001 and November 2, 2001 and its adjournment of November 15, 2001 (Note 6.6.)	(17)	(524)	(140)	(933)
Net income for the year	—	—	5	5

Balance at end of year	71	—	(54)	1,094

The accompanying Notes 1 to 19 are an integral part of these financial statements.

TELEFONICA HOLDING DE ARGENTINA S.A.

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2000

(stated in millions of constant Argentine pesos of December 31, 2002—see Notes 2.3. and 2.8.)

	2000
	Shareholders’ contributions			Non-capitalized contributions
Description	Capital stock authorized for public offering	Comprehensive adjustment to capital stock	Premium on share issue	Irrevocable capital contributions for future share subscriptions	Comprehensive adjustment to irrevocable capital contributions	Other contributions
Balance at beginning of year	500	591	211	—	—	—
Irrevocable capital contributions for future share subscriptions (Note 6.2.)	—	—	—	20	24	—
Redemption of irrevocable capital contributions for future share subscriptions (Note 6.2.)	—	—	—	(18)	(22)	—
Other capital transactions (Notes 6.3. and 6.4.)	—	—	—	—	—	6
Net loss for the year	—	—	—	—	—	—

Balance at end of year	500	591	211	2	2	6

	2000
	Retained earnings (losses)
Description	Legal reserve	Unappropriated earnings (losses)	Total
Balance at beginning of year	88	1,012	2,402
Irrevocable capital contributions for future share subscriptions (Note 6.2.)	—	—	44
Redemption of irrevocable capital contributions for future share subscriptions (Note 6.2.)	—	—	(40)
Other capital transactions (Notes 6.3. and 6.4.)	—	—	6
Net loss for the year	—	(410)	(410)

Balance at end of year	88	602	2,002

The accompanying Notes 1 to 19 are an integral part of these financial statements.

TELEFONICA HOLDING DE ARGENTINA S.A.

STATEMENTS OF CASH FLOWS (1)

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

AND CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2000 (8)

(stated in millions of constant Argentine pesos of December 31, 2002—see Notes 2.3. and 2.8.)

	2002	2001	2000
			(consolidated)
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents at end of year (2)	3	3	19
Cash and cash equivalents at beginning of year	3	19	17

(Decrease) Increase in cash and cash equivalents	—	(16)	2

Causes of changes in cash and cash equivalents
Cash flows from operating activities:
Net (loss) income for the year	(2,063)	5	(410)
Adjustments to reconcile net (loss) income to cash flows from operating activities:
Equity interests in related parties	1,249	47	235
Amortization of intangible assets and deferred charges	39	41	98
Financial gains and losses, net (4)	809	(105)	38
Tax on minimum presumed income	9	—	—
Net income related to the Contract (4)	—	—	(147)
Other expenses and income, net	—	—	6
Changes in assets and liabilities:
Receivables from related parties	(24)	12	(2)
Other receivables (3)	4	(6)	(10)
Accounts payable	(2)	1	(12)
Taxes payable, payroll and social security taxes payable	—	(10)	(13)
Other payables	—	(7)	(11)
Dividends collected (Note 11.2.)	—	—	150
Changes in assets and liabilities in subsidiaries disposed of (5)	—	—	59

Net cash provided by (used in) operating activities	21	(22)	(19)

Cash flows from investing activities:
Capital contributions (net of reimbursements) and payments for the acquisition of ownership interests in related parties	—	—	(36)
Receivables from related parties	—	—	(27)
Other noncurrent assets	—	—	3
Proceeds from the disposing of ownership interests in related parties and other assets (6)	—	—	355
Guaranties on the disposing of companies	—	—	(21)
Advance collected for future disposing of related parties	—	—	175

Net cash provided by investing activities	—	—	449

Cash flows from financing activities (7):
Increase in payables to related parties	16	1,074	296
Repayments of debts with related parties	(20)	—	—
Proceeds of loans	—	—	380
Other increases in bank and other financial payables	—	1	—
Repayments of loans	(17)	(1,069)	(918)
Issuance cost of negotiable obligations and long-term financing	—	—	(7)
Net funds paid for financial instruments (Note 12.)	—	—	(179)

Net cash (used in) provided by financing activities	(21)	6	(428)

(Decrease) Increase in cash and cash equivalents	—	(16)	2

(1)	Cash and cash equivalents. See Note 2.5.
(2)	Supplemental information on cash flows, see Note 16.
(3)	Net of 9 million related to the charge disclosed in the caption “Tax on minimum presumed income, unrecoverable value added tax and other taxes” in the statement of operations for the year ended December 31, 2002.
(4)	In 2001 and 2000, includes financial gains and losses, net not involving movement of funds.
(5)	See Notes 5.2.b) and d).
(6)	Additionally, the Company received a promissory note for US$395.3 million for the disposing of Southtel Holdings S.A. See Note 5.2.b).
(7)	Additionally, as of December 31, 2000, the Company has received irrevocable capital contributions for future share subscriptions, net of reimbursements, for an amount of 4 million (in constant pesos as of December 31, 2002). See Note 6.2.
(8)	See Note 2.2.

The accompanying Notes 1 to 19 are an integral part of these financial statements.

TELEFONICA HOLDING DE ARGENTINA S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(amounts stated in Argentine pesos, as of the date of each transaction except where expressly indicated that figures are stated in other currency—see Note 2.3.)

1.    BUSINESS AND ORGANIZATION OF THE COMPANY

Telefónica Holding de Argentina S.A. (“the Company”) is a company primarily engaged, through related companies in the telecommunications business (“Telecommunications Business”) in Argentina.

As of December 31, 2002, the Company conducts its Telecommunications Business through its 50.0% interest in Compañía Internacional de Telecomunicaciones S.A. (“Cointel”) (see Note 5.1.a), which controls the outstanding capital stock of Telefónica de Argentina S.A. (“Telefónica”) through its ownership interest in 100% of Telefónica’s Class “A” shares (see Note 8.1.a) and 40.2 million Class “B” shares of Telefónica which represents approximately 62.5% and 2.3%, respectively, of Telefónica’s outstanding capital stock.

Additionally, the Company holds a 26.8% ownership interest in Atlántida Comunicaciones S.A. (“Atco”) (see Note 5.1.b). Atco is a holding company with a direct and indirect interest in broadcast television companies and in radio stations. Likewise, the Company holds a 26.8% ownership interest in AC Inversora S.A. (“AC”). AC is a holding company, which until July 4, 2002, had indirect interest in broadcast television companies (see Note 5.1.c).

The Company also conducted its media business through its 20.0% interest in Torneos y Competencias S.A. (“TyC”), a provider of sports and entertainment programming in Argentina. In May 2001, the Company transferred to ACH Acquisition Co. (“ACH”), an affiliate of the Participating Shareholders, as defined in Note 4., its ownership interest in TyC (see Note 5.2.a)).

As of December 31, 2002, as a result of several transactions described in Notes 4. and 6.6., Telefónica Internacional, S.A. (“TISA”)’s equity interest in the Company amounts to 99.96%.

2.    SIGNIFICANT ACCOUNTING POLICIES

2.1.  Financial statements required in Argentina

In accordance with generally accepted accounting principles and current legislation in Argentina, the presentation of the parent company’s individual financial statements is mandatory. Consolidated financial statements are to be included as supplementary information to the individual financial statements. For the reasons explained in Note 2.2. and for the purpose of these financial statements, the Company presents its individual financial statements as of December 31, 2002 and 2001 and its consolidated financial statements as of December 31, 2000. Presentation of the individual financial statements as of December 31, 2000 is not required by the Securities and Exchange Commission of the United States of America (“SEC”).

2.2.  Basis of presentation

The financial statements of the Company for the years ended December 31, 2002, 2001 and 2000 have been prepared in accordance with generally accepted accounting principles in Argentina (“Argentine GAAP”) and in accordance with the requirements of the Federal Securities and Exchange Commission in Argentina (“CNV”) and are presented in constant Argentine pesos (see Note 2.3.). These financial statements also include certain additional disclosures in order to conform more closely to the form and content required by SEC. A description of the significant differences between Argentine GAAP and generally accepted accounting principles in the United States of America (“US GAAP”) is set forth in Note 17.

Until September 30, 2000, the Company filed, for Argentine purposes, individual financial statements, together with consolidated financial statements with its subsidiaries Southtel Holdings S.A. (“Shosa”) and South Cable Holdings S.A. (“South Cable”). As of December 31, 2002 and 2001, and as a consequence of disposing of the Company’s ownership interest in these companies (see Note 4.), the Company no longer consolidates its financial statements with Shosa and South Cable operations. Additionally, as of December 31, 2000, the Company consolidates its financial statements with Shosa and South Cable operations through December 15, 2000, date of the disposing of these companies. All material intercompany accounts and transactions have been eliminated in consolidation.

2.3.  Presentation of financial statements in constant Argentine pesos

Until the three-month period ended March 31, 2002, the Company’s financial statements had been prepared recognizing the effects of changes in the purchasing power of money through August 31, 1995 (maintaining the restatements recorded until that date), by restating amounts in constant pesos by the method required by Technical Resolution (“RT”) No. 6 of the Federal Council of Economic Sciences (“FACPCE”). Effective September 1, 1995, for Argentine GAAP purposes, and considering the economic stability conditions as of such date and according to the requirements of General Resolution No. 272 of the CNV, the Company had discontinued the application of the restatement method. This accounting criterion was applied under Argentine GAAP until December 31, 2001.

However, as a result of the new inflationary conditions (the increase of the applicable index for restatements of financial statements (wholesale prices) was 118.2% in the period January through December 2002), changes to the Argentine economic model as a result of the enactment of the Public Emergency and Currency Exchange System Reform Law, which are described in detail in Note 10., on March 6, 2002, the Buenos Aires City Professional Council of Economic Sciences (“CPCECABA”) approved Resolution MD No. 3/2002 which sets forth, among other provisions, the mandatory application of the inflation adjustment established by RT No. 6 from fiscal-years or interim periods ended March 31, 2002, with the inclusion of the modifications recently incorporated by RT No. 19 of the FACPCE, adopted by Resolution CD No. 262/01 of CPCECABA and provides that all recorded amounts restated by changes in the general purchasing power until the interruption of such adjustments and any other amounts originated in transactions during the stability period are to be considered stated in currency of December 31, 2001. The restatement into constant Argentine pesos method is applied to the costs booked immediately prior to the capitalization of the exchange differences mentioned in Note 2.6.g).

On July 16, 2002, the National Executive Power issued Decree 1269/02 repealing Decree 316/95, instructing the CNV, among others, to issue the necessary regulations for the acceptance of financial statements prepared in constant currency. On July 25, 2002, the CNV under General Resolution No. 415/02, reinstated the requirement to submit financial statements in constant pesos.

In accordance with the above, the financial statements of the Company for the year ended December 31, 2002 have been prepared in constant pesos (restated according to the changes in the Argentine wholesale price index published by INDEC (Argentine Institute of Statistics and Census)) in compliance with the mentioned accounting standards and the regulations issued by the National Executive Power and the CNV. Additionally, the financial statements for the years ended December 31, 2001 and 2000 have been restated into constant pesos of December 31, 2002, for comparative purposes.

2.4.  Generally accepted accounting principles

When preparing these financial statements, the Company applied the valuation methods required by applicable CNV resolutions which, in the Company’s case, do not differ from those required by the FACPCE. See Note 2.7.

2.5.  Statement of cash flows

In the statement of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash and cash equivalents. The Company uses the indirect method, which requires a series of adjustments to the year’s net loss to arrive at the cash flow provided by/used in operating activities.

2.6.  Valuation methods

The preparation of financial statements in conformity with generally accepted accounting principles in Argentina requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses of each year.

Among other issues, these financial statements include the effects of economic and foreign exchange regulations known as of the date of issuance of these financial statements (see Notes 5.1.a), 10. and 11.3.c.). All Management estimates have been made considering such regulations. The effects of any additional measures that could be implemented by the Government, will be considered in the financial statements when they become known by the Company’s Management.

Final results may significantly differ from those estimated by the Company’s Management. The Company’s financial statements may not include all adjustments that could result from the development of this matter.

Accordingly, the decisions that are to be made in reliance on these financial statements should consider the future development of such governmental action, and the Company’s financial statements should be read in light of those circumstances.

The principal valuation methods used in the preparation of the financial statements are as follows:

a)	Cash, receivables and liabilities

—	In local currency: at nominal value.

—	In foreign currency: they have been translated at the selling or buying exchange rates prevailing as of each year-end for the settlement of the transactions concerned. Exchange differences have been credited/charged to income of each year (see Note 2.6.g). The respective detail is included in Note 18.4.

Receivables and payables include the portion of the related financial income (expense) accrued through the end of each year, if applicable.

b)	Short-term investments

Foreign currency deposits: as of December 31, 2001, at nominal value plus interest accrued through the end of such year, translated at the exchange rate prevailing as of such date for the settlement of these transactions. The respective detail is included in Note 18.4.

c)	Long-term investments

Ownership interests in related parties valued by the equity method:

The investment in Cointel as of December 31, 2002, is valued by the equity method of accounting, calculated taking into account Cointel’s shareholders’ equity after deducting Cointel’s preferred stock and unsettled accumulated preferred dividends, calculated using the financial statements of Cointel as of December 31, 2002, stated in constant pesos. The investment in Cointel as of December 31, 2001, is valued by the equity method of accounting, calculated taking into account Cointel’s shareholders’ equity after deducting Cointel’s preferred capital and unsettled accumulated preferred dividends, calculated using the financial statements of this company as of September 30, 2001, stated in constant pesos, adjusted, if applicable, for significant events occurred during the October-December 2001 quarter. In the first quarter of 2002, the Company eliminated the three-month lag in computing its participation in Cointel’s equity that existed until the previous fiscal year. The effect of the elimination of the three-month lag and the abovementioned alignment of periods gave rise to a 41 million (in constant pesos as of December 31, 2002) decrease in unappropriated earnings as of December 31, 2002, related to the loss on equity investment in Cointel during the October-December 2001 period. Consequently, the equity loss account includes the equity in the loss of Cointel for a twelve-month period in each year. See Note 5.1.a) regarding the recoverability of significant assets related to the booked value for the investment in Cointel as of December 31, 2002.

The Company is evaluating Cointel’s financing needs considering the Argentine economic situation and the current difficulties to have access to credit. If the current difficulties to obtain refinancing or additional loans to Cointel continue, the Company will make its best efforts to provide Cointel with such financing, directly or indirectly, subject to the Company’s own fund availability, which depends on the evolution of the issues affecting the Company’s financial situation. See Note 10.

In line with Resolution MD No. 3/2002 from the CPCECABA, as described in item g) of this note, Cointel’s and Telefónica’s capitalizable exchange differences have acted as an anticipated recognition of the changes in the purchasing power of the currency and, as of December 31, 2002, have been absorbed in the value of these assets that have been restated into constant pesos, as the inflation coefficients are applied to the book value costs immediately prior to the capitalization provided by this resolution.

The financial statements of the related company were prepared in accordance with accounting principles consistent with those used by the Company, with regard to material balances and transactions. To determine the equity interest in Cointel as of December 31, 2002, the Company applied its equity participation to Cointel’s income for the three-month fiscal year ended December 31, 2002 plus Cointel’s loss for the fiscal year ended September 30, 2002, minus Cointel’s loss for the three-month period ended December 31, 2001, after deducting Cointel’s unsettled accrued preferred dividends as of each date, stated in constant pesos according to Note 2.3.

As from the effective date of Law No. 25,063, any dividends in cash or in kind received by the Company on its investments in other companies, in excess of accumulated taxable income (determined as required by this law), will be subject, upon distribution, to a 35% income tax withholding as a single and final payment. The Company has not accrued any amount for this tax charge since Cointel has accumulated losses as of December 31, 2002.

On the basis of financial information furnished by Atco to the Company, as of December 31, 2002 and 2001, Atco presents negative shareholders’ equity. Given that the Company is under no obligation to make capital contributions to Atco for the purpose of recovering the latter’s negative shareholders’ equity, the Company valued its investment in Atco by the equity method up to the limit of the committed contributions as of December 31, 2002 and 2001, recording, consequently, its investment in Atco at nil.

Additionally, as of December 31, 2002 and 2001, the Company valued its investment in AC at nil, to adjust it to its estimated recoverable value pursuant to information available as of such dates. See Note 5.1.c).

Other investments valued at cost:

Corresponds to one common share of $1 nominal value of Vigil Corp S.A., and one common share of $1 nominal value of Telefónica Media Argentina S.A., valued at $1 each. See Note 5.1.d). As of December 31, 2002, given the fact that the Company does not have significant influence in such companies, the Company has valued such investments at historical cost restated in constant Argentine pesos, as described in Note 2.3.

d)	Intangible assets and deferred charges

This account includes the following items:

—	The difference between the acquisition cost and the valuation by the equity method as of the purchase date of the shares concerned, which is being amortized over a period of 240 months. The goodwill is restated into constant pesos as of the end of each year, as explained in Note 2.3. See Note 2.6.c).

The analysis of the recoverability of the Company’s goodwill related to its investment in Cointel (see Note 5.1.a)) as of December 31, 2002, which amounts to 566 million has been made on the basis of the Company’s management best estimate of future cash flows of Cointel and Telefónica, considering available information and future telephone service rates estimates of Telefónica. However, as described in Note 5.1.a), owing to the regulatory uncertainty regarding the precise future evolution of rates, and on the results of negotiations of Cointel and Telefónica to obtain financing and settle their liabilities in the normal course of their business and maintain their normal operations, as described in the same note, whether the amount booked of such goodwill as of December 31, 2002 is fully recoverable depends on the final outcome of the abovementioned issues. See Note 17.b).

—	The issuance costs of Negotiable obligations, which are being amortized over the remaining life of the related financial payables. The issuance costs of Negotiable obligations are restated into constant pesos as of the end of each year, as explained in Note 2.3. See Note 7.1.

e)	Income tax and tax on minimum presumed income

The Company calculates the Income Tax charge by applying the tax rate of 35% to the taxable income for the fiscal year, without considering the effect of temporary differences between book and taxable income. Additionally, the Company calculates the tax on minimum presumed income by applying the tax rate of 1% on certain assets as of the end of the year, valued according to the tax regulations in effect. This tax is supplementary to Income Tax. The Company’s tax liability will be the higher of these two taxes. However, if the tax on minimum presumed income exceeds income tax during one fiscal year, such excess may be computed as prepayment of any income tax excess over the tax on minimum presumed income that may arise in the next ten fiscal years.

During the year ended December 31, 2002, the Company has estimated to have a tax loss carryforward and has determined a 0.2 million charge in tax on minimum presumed income, which was included in the statement of operations for the year ended December 31, 2002 in the caption “Tax on minimum presumed income, unrecoverable value added tax and other taxes”. Likewise, the Company’s management has estimated, considering available information as of December 31, 2002, that the accumulated balance of Tax on minimum presumed income as of December 31, 2001, which amounts to 7.4 million (historical value) is not recoverable, and was charged to income in the statement of operations for the year ended December 31, 2002 in the caption “Tax on minimum presumed income, unrecoverable value added tax and other taxes”. During the year ended December 31, 2001, the Company had determined that the taxable income assessed for the fiscal year then ended, would be fully offset by accumulated tax loss carryforwards from prior years and had determined a 0.2 million (at historical values) charge in tax on minimum presumed income disclosed under “Other receivables – Noncurrent tax credits” since the Company had expected to recover such amount, according to available information as of such date, being the accumulated balance as of December 31, 2001, of 7.4 million (at historical values), net of advances.

Under the Public Emergency and Exchange System Reform Law No 25,561, as implemented by Decree 2568/02, losses generated by the effect of the Argentine peso devaluation on monetary assets and liabilities in foreign currency involved in the generation of Argentine-source income existing as of January 6, 2002, valued at an exchange rate of $1.00 to US$1.00, should be adjusted using an exchange rate of $1.40 to US$1.00, and be carried forward five years as from the date of the enactment of the law and used to offset income taxes at a proportion of 20% each year.

Law 25,561 further provides that, in the first fiscal year ending after the effective date of the enactment, any foreign exchange differences accruing on liabilities carried as of January 6, 2002, may be taken as a deduction for income tax purposes (in accordance with its specific rules) to the extent that such liabilities have contributed to the net loss subject to the regime described in the preceding paragraph, which take into account differences between the exchange rate prevailing as of that year-end and a $1.40 to US$1.00 exchange rate.

The Company’s foreign exchange tax loss as calculated by the above procedures and by application of a $1.40 exchange rate for the U.S. dollar was approximately 203 million, of which approximately 41 million will be computed for tax purposes in the fiscal year ended December 31, 2002, while the remaining amount will be carried forward and applied to offset taxes in equal amounts over the next four years.

As of December 31, 2002, the Company has an accumulated income tax loss carryforward of approximately 1,390 million.

According to the filed tax returns as of December 31, 2001, the Company has an accumulated income tax loss carryforward of approximately 220 million (historical value), which could be deducted from eventual future taxable income as follows:

Available until	Tax loss carryforward
(in millions of pesos)
2004	54
2005	166

220(1)

(1)	Includes 175 million of specific income tax loss carryforwards from disposing of shares and derivative contracts and 45 million of general income tax loss carryforward.

For each year in which such deduction arises, the tax benefit (effect of the current tax rate on the tax loss carryforward used) will only be effectively realized if income tax (net of the deduction) is equal to or exceeds the tax on minimum presumed income. However, it will be reduced by any excess of the latter over income tax, as the Company will have to pay the tax on minimum presumed income as a minimum.

The income tax charge for the year ended December 31, 2000 included under “Income tax” in the consolidated statement of income corresponds to Shosa and was estimated as of the date of disposing of Shosa’s equity interest.

For the year ended December 31, 2000 the tax on minimum presumed income of the Company and Shosa amounted 3 million (in constant pesos as of December 31, 2002), and was charged to expense in the statement of operations.

As of December 31, 2000, and as a consequence of the issuance of Law No. 25,360, which extended to ten years the period during which the Company may compute the tax on minimum presumed income as a prepayment of income tax, the Company has included, under “Other expenses and income, net”, a gain of 6 million (in constant pesos as of December 31, 2002) related to the tax on minimum presumed income for the years ended December 31, 1999 and 1998, that had been charged as a loss in the year ended December 31, 1999.

f)	Shareholders’ equity accounts

—	Capital stock: disclosed at nominal value. See Note 6.1. The adjustment required to restate this account in constant Argentine pesos, as described in Note 2.3., is included in “Comprehensive adjustment to capital stock”.

—	Premium on share issue: this account discloses the additional contribution made by the common shareholders, in excess of face value of capital stock, restated in constant Argentine pesos according to applicable CNV resolutions. See Note 2.3.

—	Irrevocable capital contributions for future share subscriptions: they are disclosed at nominal value. The adjustment required to restate this account in constant Argentine pesos, as described in Note 2.3., is included in “Comprehensive adjustment to irrevocable capital contributions”.

—	Other contributions: corresponds to amounts over which the shareholders have rights according to their ownership interests; they are restated in constant Argentine pesos according to applicable CNV resolutions. See Note 2.3.

—	Legal reserve and Unappropriated earnings: they have been restated in constant Argentine pesos according to applicable CNV resolutions. See Note 2.3.

g)	Statement of operations accounts

Statement of operations accounts for the year ended December 31, 2002, are valued and restated in constant pesos as of the end of the year (see Note 2.3.) as follows:

—	Accounts accumulating monetary transactions during the course of the year have been restated by applying to the original amounts, inflation adjustment factors corresponding to the month of accrual of the original transactions.

—	Charges for intangible assets and deferred charges amortization are computed based on the restated amounts of such assets.

—	“Financial gains and losses, net” are disclosed net of the monetary result generated by the effect of inflation on the assets and liabilities in which they were originated.

—	“Equity interests in related parties” was calculated according to item c) of this note.

—	Under the caption “Other income relating to equity interests in related parties and fees for services provided, net” the Company includes the amounts billed to Telefónica S.A. Sucursal Argentina (“TESA Arg.”) under the agreement described in Note 11.3.a., for its compliance with the obligations and provision of services agreed therein, which are charged to income on an accrual basis according to the provisions of the agreement, and have been restated in constant pesos. The Company discloses this income net of direct taxes thereon.

Statements of operations accounts for the years ended December 31, 2001 and 2000, were determined based on similar standards and originally valued according to historical values (monetary transactions), or according to the restated amount as of August 31, 1995 of the nonmonetary assets which originated them (intangible assets and deferred charges amortization). Additionally, for comparative purposes with the statements of operations for the year ended December 31, 2002, the statements of operations for the years ended December 31, 2001 and 2000, has been restated taking into account the variations in the currency purchasing power between January 1, 2002 (end of the currency stability period) and December 31, 2002.

CNV General Resolution No. 398 provides, under exceptional circumstances, for the application of CPCECABA Resolution MD No. 3/2002 mentioned in Note 2.3., which provides that the exchange rate differences on or after January 6, 2002, related to liabilities in foreign currency as of such date must be allocated to the cost of assets acquired or constructed with such financing, as long as a series of conditions and requirements established in such professional standards are complied with. As indicated in that resolution, such capitalized exchange differences act as an anticipated recognition of the changes in the purchasing power of the currency and are to be absorbed by the inflation restatement of the book values of the assets that qualify for recognition of exchange differences. In this regard, the residual value of the capitalizable exchange differences as provided by General Resolution MD 3/2002 as of December 31, 2002 has been fully absorbed in the value of these items that has been restated into constant pesos, as the inflation coefficients are applied to the book value costs immediately prior to the capitalization provided by this resolution.

2.7.  Modification of Argentine GAAP

Effective December 8, 2000, the Governing Board of the FACPCE approved RT 16, 17, 18, and 19, which provide for changes in professional accounting principles related to valuation and disclosure. On December 21, 2001, CPCECABA approved, with certain modifications, such standards by Resolutions Nos. 238, 243, 261 and 262, respectively, requiring mandatory application thereof for fiscal years beginning July 1, 2002, and thereafter. In addition, on April 5, 2002, the FACPCE Governing Board issued Technical Resolution No. 20, “Derivative financial instruments and hedging transactions,” which was subsequently adopted by CPCECABA on October 30, 2002, again with certain amendments. The provisions contained in the latter resolution are applicable as from January 1, 2003. These new rules were approved, with certain amendments, by the CNV in its Resolution 434/03 dated January 14, 2003, to be applied to financial statements for years beginning after January 1, 2003 and thereafter. The CNV resolution allows for anticipated adoption of those rules.

Consequently, considering the mandatory application date of such resolutions, the Company will apply the new standards in the next fiscal year.

The changes introduced by the new rules, as they affect the Company, primarily require accounting for (a) certain receivables and payables at the discounted value; (b) mandatory adoption of the deferred tax method for income tax booking purposes; and (c) new disclosure requirements of which the most significant are (i) reporting by segments information, (ii) reporting of earnings per share, and (iii) presentation of comparative accounting information for interim periods.

Subsequently, on February 5, 2003, the FACPCE approved Technical Resolution No. 21, which replaced Technical Resolutions Nos. 4 and 5 ruling on matters relating to consolidation and equity investment accounting, also indicating the information about related companies to be included in financial statements. As of the date of issuance of these financial statements the approval by the CPCECABA and CNV of this rule is pending.

2.8.  Amounts expressed in millions of Argentine pesos

Until the nine-month period ended September 30, 2002, the Company disclosed the amounts included in the financial statements in Argentine pesos. As from the end of the fiscal year ended December 31, 2002, the Company discloses the amounts contained in these financial statements in millions of Argentine pesos.p12

The amounts in millions of Argentine pesos contained in these financial statements have been rounded up or down in order to facilitate the footing of notes and schedules in which they are included. The effect of such rounding is not material.

3.    BREAKDOWN OF THE MAIN BALANCE SHEET AND STATEMENT OF OPERATIONS ACCOUNTS

Below is a breakdown of the main accounts as of the end of each year (foreign currency balances are presented in Note 18.4.) (balances stated in millions of constant Argentine pesos as of December 31, 2002):

3.1.  Other receivables

	2002		2001
	Current	Noncurrent	Current	Noncurrent
Tax credits	1	—	2	26

3.2.  Bank and other financial payables

	2002			2001
	Current	Noncurrent		Current	Noncurrent
Negotiable obligations	—	25	(1)	32	—
Interest accrued on negotiable obligations	1	—		1	—
Other financial debt	—	—		1

Total	1	25		34	—

(1)	Accrues interest at a rate of 9.75% per annum. See Note 7.1.

3.3.  Other payables

	2002	2001
	Current	Current
Other	3	2

3.4.  Aging of assets and liabilities as of December 31, 2002:

	Assets		Liabilities
	Receivables (1)		Loans (2)	Other payables (3)
Without maturity date	29	(5)	—	3

Maturing:

Up to three months	1		1	1,842	(4)
More than four and up to five years	—		25	—

Subtotal	1		26	1,842

Total	30		26	1,845

(1)	Includes total receivables.
(2)	Includes bank and other financial payables.
(3)	Includes total liabilities except Bank and other financial payables.
(4)	Includes 1,840 million corresponding to accounts payable to related parties. See Note 11.1.
(5)	See Note 19.

3.5.   Equity interests in related parties

	(Loss) Income
	2002		2001		2000
Cointel	(1,249	)(1)	(27	)(2)	145	(2)
Atco	—	(3)	(25	)(4)	(268	)(7)
TyC (5)	—		5		8
Cablevision (6)	—		—		(112)
AC	—		—		(8)

	(1,249)		(47)		(235)

(1)	Includes 967 million related to the devaluation effect mentioned in Note 10. on Cointel and its subsidiaries’ net consolidated payables in foreign currency held during the twelve-month period ended December 31, 2002, calculated considering the Company’s ownership interest in such companies.
(2)	Includes losses of approximately 23 million and 1 million (in constant pesos as of December 31, 2002) in 2001 and 2000, respectively, corresponding to the Company’s ownership interest in Telefónica’s spun-off businesses booked by Cointel. See Note 5.1.a).
(3)	See Note 2.6.c).
(4)	Corresponds to certain adjustments recorded by the Company for approximately 25 million (in constant pesos as of December 31, 2002).
(5)	As of June 30, 2001, the Company had sold its ownership interest in this company. See Note 5.2.a)
(6)	As of December 31, 2000, the Company had sold its ownership interest in this company. See Note 5.2.c).
(7)	Includes certain adjustments recorded by the Company for approximately 209 million (in constant pesos as of December 31, 2002). See Note 5.1.b).

3.6.  Financial gains and losses, net

	2002	2001	2000
On assets
Exchange differences	2	—	—
Interest income	—	68 (1)	40 (1)
Loss from transfer of receivables	—	—	1
Inflation loss on monetary accounts	(35)	—	—

	(33)	68	41

On liabilities
Exchange differences	(583)	—	—
Interest (2)	(205)	(78)	(188)
Tax on interest paid and on the financial cost of corporate indebtedness	—	(2)	(20)
Inflation gain on monetary accounts	2	—	—
Net loss on premiums	—	—	(47)
Other	—	—	(1)

	(786)	(80)	(256)

	(819)	(12)	(215)

(1)	Includes 67 million and 38 million (in constant pesos as of December 31, 2002) as of December 31, 2001 and 2000, respectively, corresponding to related parties. See Note 11.2.
(2)	Includes 202 million and 59 million (in constant pesos as of December 31, 2002) as of December 31, 2002 and 2001, respectively, corresponding to related parties. See Note 11.2.

3.7. Net income related to the Contract (See Note 4.)

	Gain (Loss)
	2002	2001	2000
(Loss) Gain from the disposing of ownership interest in related parties and other assets
Shosa (1)	—	—	334
South Cable (2)	—	—	(9)
Forestal Norteña and other assets (3)	—	—	(27)

Subtotal	—	—	298

Special compensation plans for Executive officers (4)	—	—	(33)
Loss on premiums (5)	—	—	(103)
Accelerated amortization on the issuance cost of Negotiable obligations and long-term financing (6)	—	—	(25)
Other financial expenses (6)	—	—	(19)
Severance payments and other compensations	—	—	(6)
Fees for professional services related to the Contract	—	—	(11)
Other	—	—	(1)

	—	—	100

(1)	See Note 5.2.b).
(2)	See Note 5.2.d).
(3)	See Note 5.2.e).
(4)	See Note 13.
(5)	See Note 12.
(6)	See Note 7.1.

4.    AGREEMENT BETWEEN THE COMPANY’S FORMER PRINCIPAL SHAREHOLDERS AND TESA

On April 11, 2000, certain affiliates of Hicks, Muse, Tate & Furst, Inc. (“Hicks Muse”), including HMTF – Argentine Media Investments Ltd. (“HMTF”), República Holdings Ltd. (“República Holdings”) and International Investments Union Ltd. (“IIU”) (“HMTF Affiliates”) and International Equity Investments, Inc. (“IEI”), a Citibank N.A. subsidiary, (together with HMTF Affiliates, the “Former Principal Shareholders” and from now on the “Participating Shareholders”) and TESA (“the Parties”) entered into a Stock Exchange Agreement (the “Stock Exchange Agreement”, and from now on “the Contract”) whereby, after certain precedent conditions were met, on December 15, 2000, the Participating Shareholders transferred to TESA 80.9% of the Company´s capital stock, representing 84.7% of the Company’s total votes, in exchange for TESA common shares issued. On June 29, 2001, TESA informed the Company that on May 8, 2001, it transferred to TISA, TESA´s wholly owned subsidiary, all of TESA´s 80.9% equity interest in the Company. Additionally, as a result of several transactions described in Note 6.6., TISA´s equity interest in the Company, increased from 80.9% to 99.96%.

As part of the Contract, and according to the transactions provided therein and in certain related agreements, Shosa, a company previously controlled by the Company, redeemed to the Company irrevocable capital contributions, which included, among other: (a) Shosa’s 26.8% ownership interest in Atco, (b) Shosa’s 26.8% ownership interest in AC and (c) Shosa’s 20% ownership interest in TyC, including the net book value of the related goodwill as of September 30, 2000. On December 15, 2000, the Company transferred to ACH its ownership interest in Shosa, whose main asset as of that date was its ownership interest in Cablevisión S.A. (“Cablevisión”) and its main liabilities were a loan of US$135.9 million made to Shosa by ACH, and other liabilities of approximately US$27 million. The Shosa selling price was US$395.3 million, and was paid through a promissory note issued by ACH, maturing on August 31, 2001, or before, if certain conditions contemplated in the loan agreement occurred (the “Promissory Note”). In August and December, 2001, the Company and ACH amended a section of the Promissory Note, extending the maturity date until January 31, 2002 (see Note 6.6.). Additionally, as part of the Contract, and according to the transactions provided therein and in certain related agreements, the Company paid off its financial liabilities except for the amounts payable under the Negotiable Obligations for US$500 million issued on February 24, 1997, under the US$500 million Program (see Note 7.1.) and sold its ownership interests in related companies and in certain related assets, except for its ownership interests in Cointel, Atco and AC and the agreement described in Note 11.3.a.

As of the issuance date of these financial statements, the Company is not aware of any fact that could have an adverse effect on the Company’s business, financial conditions or results of operations, related with the transactions described previously in this note.

5.    OPERATIONS AND ACTIVITIES OF RELATED PARTIES

5.1.  Related parties in which the Company holds interest as of December 31, 2002

a)	Cointel

Cointel is a company organized under Argentine law by a group of investors made up of the Company, Telefónica International Holding B.V. and TISA, all of them TESA’s subsidiaries. As of December 31, 2002, the Company’s interest in Cointel amounts to 50.0% of the capital stock and total votes. Cointel controls the outstanding capital stock of Telefónica, through its ownership interest in 100% of Telefónica’s Class “A” shares (see Note 8.1.a), and about 40.2 million Class “B” shares which represents approximately 2% of Telefónica’s outstanding capital stock, being the total shareholding of Cointel in Telefónica’s capital stock 64.8%.

Telefónica has entered into a Management Contract with its operator TESA, whereby the latter has assumed overall responsibility for the management of Telefónica. This contract was automatically extended until April 30, 2003, at TESA’s option, and may be extended again through April 30, 2008, at the operator’s option. Telefónica’s management fee amounts to 9% of the “gross margin”, as defined in the agreement, and in the case that its term is extended, the amount would range from 1.5% to 5% of the gross margin until 2008. The renegotiated fee would be applicable as from April 30, 2003. The Operator has advised Telefónica of its intention to renew the agreement, with fees to be negotiated within the above indicated range.

Telefónica has a license for an unlimited period of time for rendering public telecommunications services in the southern region of Argentina, which provided for an exclusivity period until November 8, 1997, with the right to a three-year extension.

The National Executive Power issued Decree No. 264/98, which extended the exclusivity period with respect to the supply of basic telephone services until late 1999 and provided for the gradual opening up to competition of the telecommunication business in Argentina, to conclude with the liberalization of the local and domestic and international long distance services on November 8, 2000. Decree No. 264/98 established a period of transition to competition in the telecommunications industry, during which all of Telefónica’s rights and obligations related to the exclusivity of the license not otherwise modified, were to remain in effect. Additionally, Decree No. 264/98 provided a 4% reduction (in constant U.S. dollar terms) in rates to be applied to basic telephone service rates during each year of the transition period. Although the effectiveness of Decree No. 264/98 was subject to the conclusion of certain legal proceedings, Telefónica believes that it is unlikely that the outcome of those proceedings would slow the trend toward increasing competition. In addition, the Secretary of Communications (“SC”) issued Resolution No. 1686/99, which provided that the transition period to competition in telecommunications ended October 10, 1999.

As a consequence of the implementation provided in Decree No. 264/98, in March 1999, Telefónica signed a license agreement for an unlimited period of time, to provide local and domestic and international long-distance telephone and international telex services in the northern region of Argentina. Telefónica’s obligations under the license mainly relate to service quality and coverage in the areas where the service will be rendered.

Additionally, on November 3, 1999, based on the assumption of the nonexistence of effective competition, the SC provided a 5.5% annual rate reduction for basic telephone services for the period beginning November, 1999 and ending November, 2000.

On June 9, 2000, the National Executive Power issued Decree No. 465/00, which provides for the total deregulation of the telecommunications market beginning November 9, 2000. Additionally, on September 3, 2000, the National Executive Power issued Decree No. 764/00 which, in the context of such deregulation, approved the Rules for Licenses for Telecommunication Services, the Rules for Interconnection, the Rules for Universal Service and the Rules for the Management and Control of the Radioelectric Spectrum. These rules constitute the current regulatory framework applicable to Telefónica. The abovementioned rules provide, among other issues, the requirements to obtain the licenses to render telecommunications services, the conditions to establish rates and the providers’

obligations, the technical and economic aspects for interconnection to the networks of different providers, the programs, administration and economic issues of Universal Service, as well as the principles that will govern the management and control of the radioelectric spectrum. On September 19, 2000, Telefónica filed a reconsideration petition against certain issues of Decree No. 764/00. The Court has not as yet ruled on these issues.

Decree No. 764/00 on telecommunications deregulation establishes that providers may freely set rates and/or prices for the services rendered and for customer categories, which shall be applied on a nondiscriminatory basis. However, if there was no “effective competition”, the historical providers of such areas shall respect the maximum rates established in the General Rate Structure, which is the current situation for almost all the material services provided by Telefónica. Below the rates established in such rate structure, such providers may freely set their rates by areas, routes, long-distance legs and/or customer groups. Except for areas and services where effective competition is demonstrated to exist, the rate agreements established a maximum rate per pulse denominated in U.S. dollars. These agreements also provided for the right of Telefónica to adjust this rate for changes in the Consumer Price Index of the United States of America on April 1 and October 1 of each year. However, Public Emergency and Currency Exchange System Reform Law, dated on January 6, 2002, as described below in this note, provided the de-dollarization of such rates.

In addition, Decree No. 764/00 has reduced the interconnection price for the origin and destination of calls in local areas to 1.1 cents/minute for districts with more than 5,000 inhabitants or a telephone-set density above 15 telephones every 100 inhabitants and to 1.3 cents/minutes for the rest of the districts and in the areas included in the original license of independent operators and to 0.30 cents/minutes for the transit within local areas. A six-monthly 3% price cap was applied to the values indicated above during the first two years after these rules and regulations became effective.

In April 2000 and March 2001, Telefónica, Telecom Argentina Stet-France Telecom S.A. (“Telecom”), and the SC executed rate agreements which, subject to the approval by the Ministry of Economy and of Infrastructure and Housing, provided the terms under which the price caps would be applied:

i)  price cap for the period beginning November 8, 2000 and ending November 7, 2001: the SC established that the rate reduction for the period beginning November 8, 2000 and ending November 7, 2001 would amount to 6.75%. The reduction was applied through: a) discount plans that were effective as from March 2000 (commercial and government basic rates, local measured service, and the application of certain preferential rates of internet access), the non-application of charges set forth in Resolution N° 2,926/99 until November 8, 2001 and the non-application over such period of the two semiannual adjustments to the pulse value for the US Consumer Price Index; b) given that such plans were brought into effect ahead of schedule, the accumulated effects of the abovementioned rate reductions would be applied to the computation of price caps for the periods beginning November 8, 2000 and ending November 7, 2002 adjusted at an interest rate of 12% per year; and c) furthermore, it was established that the difference between the effect of the discounts already granted and that of a 6% reduction would be applied on November 8, 2000 across different items of the tariff structure, and the additional 0.75% reduction would be applied as defined by the Licensees.

ii)  price cap for the period beginning November 8, 2001 and ending November 7, 2002: the SC established that the efficiency factor for the price cap applicable for the period beginning November 8, 2001 and ending November 7, 2002 would amount to 5.6%. This rate reduction is to be implemented through to: a) the non-application of the two adjustments to the pulse value for the US Consumer Price Index for the period, adjusting the effect at the 12% annual rate in order to measure it against the total expected 5.6% reduction, b) any balance resulting from the non-application of the adjustment to the value of the telephone pulse in the period beginning November 8, 2000 and ending November 7, 2001, as well as any balance remaining in respect of a variety of items included in the 2000 price cap; c) any unapplied price cap portion remaining after the rate reductions mentioned in a) and b) above; with respect to the 5.6% rate reduction, it should be applied in the following manner: 70% as provided by Telefónica, 15% to the local service, and 15% to other services as required by the SC, other than monthly basic charges and the local measured service.

iii) price cap for the period beginning November 8, 2002 and ending November 7, 2003: the SC established that the efficiency factor could not exceed 5%, but it did not set its value.

Although the reductions mentioned in point i), and the early reductions referred to in point ii), are being applied by Telefónica, the related agreements have not been yet approved by the Ministry of Economy and of Infrastructure and Housing. As of the issuance date of these financial statements, the effect of the discount plans implemented has not been established as compared to rate reduction percentages provided by such agreements, and the regulatory agency has not approved how to apply the rate reduction mentioned in point i).

On the other hand, in relation to the complaint filed by Consumidores Libres Cooperativa Limitada de Provisión de Servicios Comunitarios (“Consumidores Libres”) on October 4, 2001, a precautionary measure requested by the plaintiff was awarded ordering the Federal Government, Telefónica and Telecom not to apply the adjustment to the pulse for the US Consumer Price Index until final judgment is rendered in the case. Against the abovementioned legal proceedings, Telefónica filed an appeal to the Supreme Court of Justice rejecting the arguments contained in such judgment and a decision regarding such matter is pending.

In the opinion of Telefónica’s management and its legal counsel, the outcome of the issues related to the price cap and the complaint filed by Consumidores Libres could exclusively affect the maximum rates for future services that Telefónica is authorized to charge its customers regarding services, areas, or customers in which the government did not declare the existence of effective competition. As of December 31, 2002, these maximum rates are determined by applying to rates effective as of November 7, 2000, the discounts applied in order to implement the price caps related to November 8, 2000 and 2001, under the abovementioned agreements.

In connection with the price cap mechanism currently in effect, the rate reduction percentage and the services to which such reductions will eventually apply, depend on the final approval of the abovementioned rate agreements, and on the outcome of the legal proceedings commenced by Consumidores Libres regarding the effective rate system described above. Based on current rate regulation mechanisms, and considering Telefónica’s defense against the above legal proceedings, in the opinion of Telefónica’s Management and its legal counsel, the outcome of these issues will not have a negative impact upon Telefónica’s financial position or a significant adverse effect on its results of operations.

In this context, Law No. 25,561 provides that in the agreements executed by the Federal Administration under public law regulations, including public works and services, indexation clauses based on foreign countries price indexes or any other indexation mechanism are annulled. In this regard, it sets forth that the prices and rates resulting from such provisions shall be established in pesos at a one peso ($1) = one U.S. dollar (US$ 1) exchange rate. Furthermore, Section No. 9 of the abovementioned law authorizes the National Executive Power to renegotiate the abovementioned contracts taking into account the following criteria in relation to public utility services: (a) the impact of the rates on the competitiveness of the economy and on distribution of income; (b) service quality and investment plans, when such aspects are contemplated in the contracts; (c) the interest of users and access to the services; (d) the security of the comprised systems; (e) the profitability of the companies.

Subsequently, through Decree N° 293/02, dated February 12, 2002, the National Executive Power entrusted the Economy Ministry with the renegotiation of such agreements, including agreements that govern the provision of basic telephony services. In this context, the contractual renegotiation proposals were to be submitted to the National Executive Power within 120 days after the effective date of this Decree. Telefónica fulfilled the filing of the information required by the Government, which included proposals to overcome the emergency.

In the opinion of Telefónica’s management and its legal counsel, the deep changes in the Argentine economic model experienced since the beginning of 2002, including the enactment of the Economic Emergency Law, the depreciation of the Argentine peso against the U.S. dollar, the increase of domestic prices and the de-dollarization of rates, constitute extraordinary economic events that modified the economic and legal framework established by the Convertibility Law, which have therefore significantly changed the economic and financial equation and so justify an adjustment of the rate scheme to gear with the current prevailing circumstances, such adjustment being fully in agreement with the principles set forth in the List of conditions and the Transfer contract, so as to ensure a regular, continued and efficient service supply.

The Transfer Contract contemplates the possibility of automatically adjusting rates in view of extraordinary unforeseen events as therein defined, or events or acts by the Government that materially affect the original economic and financial equation contemplated in the Transfer Contract.

In accordance with the foregoing, the proposal filed by Telefónica to the Government consists in the reinstatement of the rate scheme committed under the Transfer Contract, which provides rates denominated in pesos restated by applying the monthly Consumer Price Index (“CPI”) prevailing in Argentina, or in the case of significant differences between it and the variation of the U.S. dollar, by applying a polynomial formula that considers 40% of the monthly variation in the price of the U.S. dollar and 60% of the variation of the monthly CPI in Argentina, that had been set aside by the advent of the Convertibility Law and Decree 2585/91. In addition, based on the above, Telefónica proposed alternative approaches to achieve that objective, in particular to manage the transition from the current rates to those resulting from the application of the Transfer Contract.

Subsequently, under Decree 1839/2002 dated September 16, 2002, the National Executive Power extended for an additional term of one hundred and twenty business days since the expiration of the term set forth by Decree 293/2002, the term for the Ministry of Economy to submit to the National Executive Power the proposals for contracts renegotiation affected by the provisions of Section 8 of Law N° 25,561. Resolution No. 62/2003 dated January 31, 2003, extended for an additional term of sixty business days since the expiration set forth under Decree 1,839/2002.

Under Emergency Decree No. 120 issued by the National Executive Power on January 23, 2003, the government may provide for interim tariff revisions or adjustments as may be deemed necessary or convenient for the purpose of ensuring the continued availability, safety and quality of services provided to users under these contracts until the process of renegotiation of public service contracts and licenses required under sections 8 and 9 of Law 25,561 is completed.

As of the date of issuance of these financial statements, Telefónica’s management is unable to foresee the final result of the negotiation under Law No. 25,561 or the rate scheme to be effective in the future; it is possible that such rate scheme will not maintain its value in U.S. dollars or constant pesos over time in accordance with any past and potential future increase in general price levels (“G.P.L.”). In the opinion of Telefónica’s Management and Telefónica’s legal counsel, under general administrative law principles applicable to the Transfer Contract, its rate scheme and List of Conditions, future rates should be fixed at a level which is sufficiently fair to cover service costs so as to preserve a regular, continued and efficient public telephone service supply within the legal framework by which the Transfer Contract is governed. If as a result of the renegotiation, future rates evolve at a pace well below that established in the Transfer Contract, it would have a material adverse effect on Telefónica’s, Cointel’s and the Company’s future financial position and results of operations.

As described above, Telefónica will have to renegotiate future rates with the Argentine Government, as a result of the passing of Law N° 25,561. In consequence, although Telefónica and Cointel have maintained the booked value of certain noncurrent assets relating to the telecommunications business on the basis of estimates according to information currently available, there can be no assurance about the level of future telephone service rates and, as a result, the amount of future telecommunications service revenues and net cash flow. Consequently, whether the booked amount of Cointel’s intangible assets, which calculated considering the Company’s direct ownership interest in Cointel amounts to 172 million and of Telefónica’s fixed assets and tax on minimum presumed income, which calculated considering the Company’s indirect ownership interest in such company amounts to 2,739 million, are fully recoverable depends on the effect that the outcome of such renegotiation may have on Telefónica’s and Cointel’s operations and cash flows.

The principal strategic objective of Telefónica is to compete successfully and to maintain a leadership position in the Argentine telecommunications industry. Telefónica has been preparing to do so; however, there can be no assurance that the consequences of the introduction of competition, would not materially and adversely affect the business, the financial position or the results of operations of Telefónica. While there can be no assurance, in the opinion of Telefónica’s Management, the implementation of Telefónica’s business strategies will continue having a beneficial effect on the future competitiveness of its telecommunications business, mitigating the negative effects of the increasing competition in the Argentine market.

Certain amendments to the “Long Distance Dialing Carrier Selection Rules” were introduced by Resolution No. 75/2003, effective February 6, 2003, of the Ministry of Economy to the Resolution No. 613/2001 of the then Ministry of Housing and Infrastructure. Mobile and fixed operators must have the Dialing Carrier Selection system available within 120 calendar days following the publication of such resolution.

During the current year, as described in this note, additional factors have had material effects on Telefónica’s operations, results and financial condition. Such factors arise from the Argentine economic crisis and the effect of the current regulatory framework on Telefónica’s ability to respond to the above mentioned effects.

Cointel and Telefónica have followed a financing policy that has combined the use of internally generated funds with the use of third-parties and majority shareholder financing. As of December 31, 2002, Cointel’s and Telefónica’s consolidated current assets in foreign currency are lower than current liabilities in foreign currency in the amount of US$979 million (equivalent to 3,298 million as of December 31, 2002).

Cointel and Telefónica have prepared their financing projections and plans expecting to cover future fund needs to continue their investment plan and repay short and long-term debt mainly with funds generated by Telefónica’s operations plus, as possible, depending on the evolution of current economic situation and measures, bank loans and access to capital markets; or otherwise, seeking for long-term refinancing of their payables.

However, owing to the macroeconomic situation described in Note 10., as of the date of issuance of these financial statements, third parties’ credit lines are not available in amounts sufficient to enable Cointel and Telefónica, together with internally generated funds, to meet Cointel and Telefónica’s current debt obligations. Furthermore, it is not possible to determine whether this situation will improve favorably in the short term.

Additionally, since early December 2001, Argentine authorities implemented a number of monetary and currency exchange control measures that mainly included restrictions on the withdrawal of funds deposited with banks and tight restrictions for making transfers abroad, with the exception of those related to foreign trade and other authorized transactions.

While the restriction to transfer funds abroad (described in detail in Note 10.) provided by the Central Bank of Argentina (“BCRA”) is in force, or should it be extended beyond August 8, 2003, Cointel and Telefónica are unable to ensure that the BCRA will authorize principal payments to foreign creditors over the repayment term and under conditions established originally in those cases in which special authorization is required. Current debt maturities of Cointel and Telefónica affected by this situation amount to 3,320 million. In addition, 3,801 million classified as noncurrent in the balance sheets of such companies as of December 31, 2002, result from agreements providing that the amounts owed would become immediately due and payable (after certain steps have been followed) if other obligations are not met, as could be the case of the current payables above. If default is declared on the basis of the abovementioned reason or for the lack of funds to meet the payments at its maturity, the amounts that were disclosed as noncurrent in Cointel’s and Telefónica’s balance sheets as of December 31, 2002 on the basis of the conditions originally agreed with creditors, may become immediately due and payable. As of the date of these financial statements, Cointel and Telefónica have obtained the necessary authorization from the BCRA in the requested cases.

On the other hand, TESA has advised Cointel and Telefónica that, as of the date of issuance of these financial statements, it is still evaluating the Argentine macroeconomic context and analyzing financing alternatives for these companies, including the possibility or not of arranging a long-term refinancing of the current loans of its controlled companies with Cointel and Telefónica and, if necessary, providing additional financing.

Consequently, Cointel and Telefónica’s ability to settle their payables to local and foreign creditors depends upon the possibility of obtaining financing or, if not possible, of refinancing financial payables, as well as, if necessary, the granting of additional financing by their direct or indirect controlling companies.

Should no financing alternatives be available for Cointel and Telefónica or should Cointel and Telefónica not succeed in obtaining refinancing, such companies would not have sufficient funds available to meet their current liabilities (including those disclosed as current on the balance sheets as of December 31, 2002 of such companies and such liabilities that would turn into current payables if creditors claimed a default) payable to local and foreign creditors.

Although Cointel and Telefónica have stated that they will continue to make their best effort to obtain such financing, which up to date have had favorable results through obtaining waivers from creditors, the exchange of long-term debt and short-term refinancing, as of the date of issuance of these financial statements, it is not possible to assure what the result of such negotiations will be, or if the restrictions for making transfers abroad will enable Cointel and Telefónica to settle their current liabilities in the normal course of business and maintain their normal operations.

As of the issuance date of these financial statements, Cointel and Telefónica owed a total amount of 3,217 million (approximately US$955 million) to related parties. These agreements establish the usual commitments for these kind of transactions, as well as clauses that establish that the creditor may accelerate the terms of payables (“events of anticipated maturity”) if there are changes in the companies’ equity, economic and financial situation that due to their adverse nature may affect the ability to comply with the obligations assumed in such agreements or if there are restrictions that may limit the ability of such companies to repay their debts.

In relation to the loans mentioned in the preceding paragraph, the creditor has advised Cointel and Telefónica that until September 20, 2003: (i) the effects of the Public Emergency and Currency Exchange System implemented in Argentina by Decree No. 1,570/01, Law No. 25,561, as supplemented and amended, effective in Argentina shall not be considered by the creditor as an event of default; (ii) the creditor shall not consider that, until such date, loans have become immediately due and payable in accordance with the agreements and (iii) the creditor shall not declare that debts have become due and payable for Cointel’s failure to meet certain financial ratios established in most of the contracts. Regarding the maximum term provided by the abovementioned waiver, Cointel has classified in current liabilities as of December 31, 2002, as maturing in September 2003, a loan of US$9 million (equivalent to 30 million at the exchange rate in effect at December 31, 2002), whose original maturity date was noncurrent. Additionally, some of the loan agreements in effect include acceleration events in case certain judicial or extra-judicial proceedings are filed for amounts in excess of certain net equity percentages of Telefónica, Cointel or relevant affiliate, as defined in such agreements. Cointel and Telefónica obtained waivers in respect of procedures of this nature that were pending against Cointel and Telefónica, subject to a condition that no other debt be accelerated on similar grounds.

In addition, during 2001, TESA carried out a global reorganization of its group operations by line of business. As a consequence of such reorganizations, Telefónica, and consequently Cointel, no longer holds any interest in Telefónica Comunicaciones Personales S.A. (“TCP”), Telefónica Data Argentina S.A. (“TDA”) (formerly Advance Telecomunicaciones S.A.) and TYSSA Telecomunicaciones y Sistemas S.A. (“TYSSA”), Telefónica’s previously controlled companies, whose businesses were previously reorganized.

As from February 1, 2001 (effective date of the reorganization), Cointel’s equity interest for the Class A and B shares in Telefónica increased from 51.0% to 62.5% and from 1.9% to 2.3%, respectively.

On November 11, 2002, Cointel’s Ordinary and Special Shareholders’ Meeting, approved the amendment of the fiscal year section of the Articles of Incorporation. This amendment consists in changing Cointel’s fiscal year-end from September 30 to December 31 of each year. On December 12, 2002, the CNV authorized the change of Cointel’s fiscal year-end and on January 21, 2003, such amendment was registered with the IGJ.

b)	Atco

In March 1998, the Company acquired (through Southtel Equity Corporation (“Southtel”)) 30.0% of Atco’s capital stock. This company’s corporate objective is to invest in the media business. The total price of the acquisition amounted to 213 million (in constant pesos as of December 31, 2002). As a consequence of certain transactions, such ownership interest decreased from 30% to 26.8%. On December 15, 2000, Shosa (Southtel’s successor company) reimbursed irrevocable capital contributions to the Company, through the delivery of its ownership interest in Atco, which was valued at 253 million (in constant pesos as of December 31, 2002), related to the book value of such ownership interest as of September 30, 2000. As of December 31, 2002, the Company’s ownership interest in Atco amounted to 26.8% and other TESA’s subsidiaries control the remaining 73.2%.

As of the issuance date of these financial statements, Atco owns, directly and indirectly, approximately 100% of the capital stock of: a) Televisión Federal S.A. – TELEFE (“Telefé”), owner and operator of Channel 11 of Buenos Aires, a broadcast television station, b) LS4 Radio Continental S.A., a radio station and c) broadcast television companies in the interior of Argentina, in the cities of Salta, Córdoba, Neuquén, Tucumán, Rosario, Santa Fe, Bahía Blanca and Mar del Plata.

The installation and operation of broadcast TV stations in Argentina is governed by the Broadcasting Law No. 22,285 and other regulations. Broadcast TV companies in Argentina have to obtain a license from the Comfer (Federal Committee that regulates broadcasters) to be able to broadcast the programming signal. Telefé holds a license to operate Channel 11 of Buenos Aires, which will expire in January 2005. In addition, the broadcast television companies in the interior of Argentina hold licenses, most of which were renewed in 1998 or formalities to extend such 10-year term are underway.

c)	AC

In December 1998, Shosa acquired its ownership interest in AC. On December 15, 2000, Shosa reimbursed irrevocable capital contributions to the Company, through the delivery of its ownership interest in AC, which was valued at 7,856 (in constant pesos as of December 31, 2002) related to the book value of such ownership interest as of September 30, 2000. As of December 31, 2002, the Company’s ownership interest in AC amounted to 26.8% and other TESA’s subsidiaries control the remaining 73.2%. As of June 30, 2002, AC held indirect equity interest in licensed broadcast television companies in Buenos Aires and other cities of the interior of Argentina through Prime Argentina S.A. (Holdings) (“Prime”). On July 4, 2002, AC and Hannover Nominees Ltd. (together the Prime’s shareholders) sold their ownership interest in Prime for an amount of US$12 million to Grupo H.F.S. Media S.A. Consequently, the Company does no longer have its indirect ownership interest in the licensed broadcast television companies through AC as from the abovementioned date. On the basis of financial information furnished by AC as of December 31, 2002, such transaction does not modify the recoverable value of the Company’s investment in AC. Consequently, the Company has maintained its investment in AC valued at nil (see Note 2.6.c)).

d)	Other investments

On October 24, 2002, the Company acquired one common share of $1 nominal value of Vigil Corp S.A., for an amount of $1. Additionally, on the same date, the Company acquired one common share of $1 nominal value of Telefónica Media Argentina S.A., for an amount of $1. These acquisitions represent less than 1% of the capital stock of such companies. See Note 2.6.c).

5.2.  Related companies sold during previous fiscal years

a)	TyC

In October and December 1997, the Company acquired (through Southtel) 20.0% of TyC’s capital stock and votes. The total acquisition price was US$71.5 million. Additionally, in December 1997, TyC´s shareholders made a capital contribution of 107 million (in constant pesos as of December 31, 2002), proportionally to their ownership interests, to which Southtel contributed 18 million (in constant pesos as of December 31, 2002), which was capitalized in September 1999. On December 15, 2000, Shosa (successor company of Southtel) reimbursed irrevocable capital contributions to the Company, through the delivery of its ownership interest in TyC, which consist of 10,032,000 ordinary shares of $1 of nominal value and one vote per share and representing 20% of the capital stock and votes of TyC, valued at 149 million (in constant pesos as of December 31, 2002) related to the book value of such ownership interest as of September 30, 2000, including the net book value of the related goodwill as of September 30, 2000.

In December 2000, the Company entered into a purchase option agreement with ACH related to the Company’s ownership interest in TyC (the “TyC Option”). The selling price of the Company’s ownership interest in TyC amounted to US$80.0 million that the Company had collected as of December 31, 2000. Consequently, in May 2001, the Company transferred to ACH its ownership interest in TyC and the rights and obligations under the TyC shareholders’ agreement. The excess between the selling price of the Company’s ownership interest in TyC and its book value as of the disposition date, calculated according to the financial statements of such company as of March 31, 2001, amounted to 17 million (in constant pesos as of December 31, 2002) and was accounted as a capital transaction. See Note 6.5.

TyC’s shareholders agreement provided certain restrictions on the transfer of TyC shares by its shareholders. For this reason, the Company served notice to the other parties of the abovementioned agreement to communicate the tender offer it had received from ACH, so that the other parties were able to exercise, at their discretion, the right of first refusal established in TyC shareholders’ agreement. In addition, in May 2001, the Company executed a release agreement with the rest of the shareholders of TyC, ACH and other related entities in order to enable and facilitate the transfer to ACH of the Company’s ownership interest in TyC, as well as other stock transfers and the assignment of rights and obligations under the TyC shareholders’ agreement.

b)	Shosa

Shosa (successor company of Southtel) was organized in December 1998, being a company engaged mainly in investing in other companies. In December 1998, the Company paid into Shosa

39 million (in constant pesos as of December 31, 2002) in cash and contributed its ownership interest in Cablevisión (see Note 5.2.c) below) amounting to 53,797,120 shares, the rights and obligations under the purchase agreement and the trust agreement executed by the Company and one of Cablevisión’s shareholders on December 22, 1998 (see Note 5.2.c), and its entire ownership interest in Southtel.

During the year ended December 31, 2000, the Company made irrevocable capital contributions to Shosa amounting to 62 million (in constant pesos as of December 31, 2002). Likewise, on December 15, 2000, Shosa reimbursed irrevocable capital contributions for future share subscriptions to the Company which included: (i) Shosa’s ownership interests in TyC, Atco, AC and South Cable which were valued at 467 million (in constant pesos as of December 31, 2002) related to the book value of such ownership interests as of September 30, 2000, including the net book value of the goodwill as of such date and (ii) 213 million (in constant pesos as of December 31, 2002) in cash. See Notes 5.1.b) and c) and 5.2.a).

On December 15, 2000, the Company transferred to ACH its ownership interest in Shosa. As of the transfer date, Shosa’s main asset was its ownership interest in Cablevisión and its main liabilities were a loan of US$135.9 million made to Shosa by ACH, and other liabilities of approximately US$27 million. During the year ended December 31, 2000, the Company booked, through its ownership interest in Shosa, a loss of 141 million (in constant pesos as of December 31, 2002), related to the indirect ownership interest in Cablevisión and the amortization of the related goodwill originated at the acquisition date of such company. The Shosa selling price was US$395.3 million, and was paid through a promissory note issued by ACH, maturing on August 31, 2001, or before, if certain conditions contemplated in the loan agreement occur (the “Promissory Note”). In August and December, 2001, the Company and ACH amended a section of the Promissory Note, extending the maturity date until January 31, 2002 (see Note 6.6.). The income from the aforementioned disposition was 334 million (in constant pesos as of December 31, 2002) (see Note 3.7.).

c)	Cablevisión

In October 1997, the Company acquired a 33.3% ownership interest (19.3% directly and 14.0% through Southtel) in Cablevisión as well as 33.3% in other Cablevisión affiliates (Univent’s S.A. and Construred S.A.). The total acquisition price was US$380.7 million of which US$220.6 million (net of expenses related to the acquisition) was paid by the Company to the sellers and US$160.0 million was contributed to Cablevisión through Southtel. On July 24, 1998, the Company transferred to Southtel its ownership interests in Cablevisión, Univent’s S.A. and Construred S.A. The acquisition and transfer price of the ownership interests in Univent’s S.A. and Construred S.A. was fixed at nil. Additionally, on December 22, 1998, the Company signed certain contracts related to the acquisition of 326,908 shares of Cablevisión, 568 shares of Univent’s S.A. and 310 shares of Construred S.A. for a total price of US$31.5 million. The acquisition price of the ownership interests in Univent’s S.A. and Construred S.A. was fixed at nil. On December 29, 1998, the Company had transferred to Shosa the rights and obligations derived from the acquisition contracts and the abovementioned trust agreement and the shares obtained from Cablevision’s capital stock increase in December 1998. As of December 31, 1999, Shosa contributed part of its Construred S.A.’s shares to Cablevisión.

In October 1997, Cablevisión subscribed a Credit Agreement for an amount up to US$1.1 billion principally to finance its acquisition of ownership interests in certain cable television companies. On December 15, 1998, Cablevisión agreed a financial restructuring with a group of banks whereby the balance of the aforementioned loan amounting to US$950.0 million was paid off as follows: a) shareholders’ capital contribution and loans and b) the issuance of 3 series of negotiable obligations. For the abovementioned restructuring the Company paid in, proportionally to its ownership interest, 117 million (in constant pesos as of December 31, 2002) of capital contributions and granted loans of US$103.8 million.

On December 15, 2000, the Company sold its indirect ownership interest in Cablevisión through the disposing of the ownership interest in Shosa, whose main asset as of that date, was its ownership interest in Cablevisión. See Note 5.2.b).

d)	South Cable

On August 24, 1999, the Company and Shosa organized South Cable, a company engaged mainly in investing in other companies. The initial capital stock amounted to 12,000. Under the credit facilities obtained by the Company in November 1999 (see Note 7.2.), the Company and Shosa contributed to South Cable the right to collect US$20.0 million and US$30.0 million, respectively, of the principal amount (excluding interest) owed by Cablevisión under the senior loan granted by the

Company to Cablevisión in December 1998. Additionally, on December 7, 2000, the Company contributed to South Cable, the right to collect the interest and other receivables under the senior loan abovementioned and the right to collect the principal amount, interest and other receivables under the subordinated loan granted by the Company to Cablevisión in December 1998. The total amount of the contribution was 161 million (in constant pesos as of December 31, 2002), related to the Company’s book value of such receivable as of the contribution date. As mentioned in Note 5.2.b), on December 15, 2000, Shosa reimbursed irrevocable capital contributions to the Company through the delivery of its 60% ownership interest in South Cable, including irrevocable capital contributions, which was valued at 65 million (in constant pesos as of December 31, 2002) related to Shosa’s book value as of that date.

On December 15, 2000, the Company sold to ACH its 100% ownership interest in South Cable for a cash amount of US$123.8 million, booking a loss of 9 million (in constant pesos as of December 31, 2002) (see Note 3.7.).

e)	Forestal Norteña and other receivables

In August 1999, the Company and Shosa received, through Zapla Holdings shares redemption, Forestal Norteña’s shares representing 99.9% and 0.01% of the capital stock of such company, respectively.

On December 15, 2000, the Company subscribed an agreement with AMI Cable Holdings Ltd. (“AMICH”) under which it transferred to the latter: (a) its 100% ownership interest in Forestal Norteña, (b) the right to collect from the Clarín Group shareholders the balance of US$18.6 million plus interest accrued as of that date derived from the disposing of the Company’s indirect ownership interests in Coinca and Invercab S.A., (c) the rights and obligations under the agreement subscribed between IATE S.A. (“IATE”), the Company and other parties mentioned in Note 5.2.f), and (d) other minor receivables. The total transfer price was US$39.1 million in cash and the loss from disposition was 27 million (in constant pesos as of December 31, 2002) (see Note 3.7.).

The agreement to purchase all Forestal Norteña capital stock includes representations and warranties by AMICH to the effect that it conducted an independent evaluation of the legal and financial condition of Forestal Norteña and that AMICH is aware (i) of the status of the main asset of Forestal Norteña (the forestry center acquired by Forestal Norteña from Aceros Zapla S.A. (“Aceros Zapla”)), (ii) that Aceros Zapla has filed for bankruptcy reorganization under Law No. 24,522 and (iii) that the reorganization trustee, in the general report required by Section 39 of Law No. 24,522, made a recommendation to the effect that, in the event of Aceros Zapla being adjudged bankrupt, the sale of the forestry center should not be enforceable against the bankruptcy creditors. Furthermore, AMICH represented that it acquires the shares of Forestal Norteña “as is” and that AMICH irrevocably refrains to any action or claim against the Company related to the purchase of the shares, assets and/or any contingency or obligation of Forestal Norteña, no matter that they are not disclosed or not properly disclosed in Forestal Norteña financial statements.

f)	Zapla Holdings and Aceros Zapla

Within the framework of its strategic objective, on September 27, 1999, the Company executed a sales agreement (the “Zapla Sales Agreement”) with IATE, whereby the Company transferred to IATE all its direct and indirect interest in Zapla Holdings and Aceros Zapla for a price of US$1. The Zapla Sales Agreement did not include the Forestal Norteña shares representing 99.99% of the latter’s capital stock, which was previously transferred from Zapla Holdings to the Company. See Note 5.2.e).

As regards such sale, the Company had assumed various commitments, which included the commitment to make, itself or through Forestal Norteña, advances to Aceros Zapla, in the amounts and on the dates as may be required by the latter, which would be used to pay certain net liabilities of Aceros Zapla, as established in the Zapla Sales Agreement and had assumed the obligation to compensate to Aceros Zapla in case certain net accounts receivable of Aceros Zapla are not collected by Aceros Zapla and reimburse to Aceros Zapla for the amount of checks provided as security for bank liabilities of Aceros Zapla not collected by Aceros Zapla, upon endorsement of such checks to the Company and had granted certain indemnification commitments to IATE, Zapla Holdings and Aceros Zapla.

On December 13, 2000, the Company entered into an agreement with IATE and certain related parties (from now on “IATE Group”), whereby the Company and IATE Group refrain to any claim derived from the execution of the Zapla Sales Agreement. In connection with such agreement, the Company had to pay IATE 4 million (in constant pesos as of December 31, 2002). On December 15,

2000, the Company and AMICH entered into an assignment agreement under which the Company assigned to AMICH all the rights and obligations derived from the Zapla Sales Agreement with the IATE Group. This assignment was made without recourse by AMICH against the Company as a consequence of IATE Group’s default on any of its obligations under the Zapla Sales Agreement. The Company and AMICH representatives have advised each and every member of the IATE Group of the assignment through a Notary Public and in the addresses disclosed in the Zapla Sales Agreement.

6.    CAPITAL STOCK

6.1.	As of December 31, 2002 the Company’s capital stock, after the voluntary capital stock reduction mentioned in Note 6.6., which has been approved by the CNV’s Resolution No. 14,060 and registration in the Public Registry of Commerce, as of the date of these financial statements, is pending, was comprised of:

Subscribed and paid in (historical value)
Common shares, face value $1:
Class “A” shares (five votes per share)	30,427,328
Class “B” shares (one vote per share)	374,302,032

Total	404,729,360

As a consequence of the transactions described in Notes 4. and 6.6., as of December 31, 2002, the principal shareholder of the Company is TISA, which owns 99.96% of the Company’s capital stock.

Over the last three years, the Company’s capital stock has changed as follows (amounts stated in historical Argentine Pesos):

December 31, 2000	December 31, 2001	December 31, 2002
500,000,000	404,729,360(1)	404,729,360

(1)	See Note 6.6.

6.2.	On September 29, 2000, AMICH had converted certain liabilities of the Company in an amount of 44 million (in constant pesos as of December 31, 2002) into irrevocable capital contributions for future share subscriptions. However, as a consequence of the Rescission Agreement (see Note 12.), the Company and AMICH decided to conclude the agreement executed on September 29, 2000 described in Note 12. Accordingly, the Company reimbursed to AMICH the contribution of 40 million (in constant pesos as of December 31, 2002). Additionally, on December 12, 2000, AMICH notified the assignment of 4 million (in constant pesos as of December 31, 2002) of irrevocable capital contributions for future share subscriptions to Ami Tesa Holdings Ltd. (“ATH”).

6.3.	On December 15, 2000, the Company, AMICH and Mr. Handley entered into an agreement whereby they agreed the rescission of the Advisory Agreement, as defined in Note 13., except the Option, as defined in the same note, which had been previously transferred by Mr. Handley to AMICH. Consequently, AMICH repaid Mr. Handley, as full compensatory payment the amount of US$2.1 million. Such amount was accrued by the Company as of the date of the abovementioned agreement. Additionally, on the same date, the Company and AMICH agreed the rescission of the Option through an agreement executed between them for which the Company did not make any payment. See Note 13. Pursuant to the aboveexplained agreements, the payment made by AMICH on account and behalf of the Company of US$2.1 million was booked as a capital transaction and included in “Shareholders’ equity – Non-capitalized contributions – Other contributions”.

6.4.	Within the framework of the Contract, and according to the transactions provided therein and in certain related agreements on December 15, 2000, the Company sold to ACH, a shareholder of the Company, its 100% ownership interest in South Cable for a cash amount of US$123.8 million. Such amount was representative of the book value of certain receivables that South Cable maintained with Cablevisión as of the date of its disposition, which exceeded the book value of the investment of the Company in South Cable in 2 million (in constant pesos as of December 31, 2002). In view that: a) the disposing of the Company’s ownership interest in South Cable was part of the Contract, b) the disposing of the Company’s ownership interest in South Cable was made to one of the Company’s shareholders, as of such date, acting in such capacity, and c) the Company’s shareholders as of that date agreed to transfer their equity interest in South Cable between two companies of the same group, the Company did not book any gain for the difference of 2 million (in constant pesos as of December 31, 2002) between the selling price and the book value of South Cable; this transaction was booked as a capital transaction and included in “Shareholders’ equity – Non-capitalized contributions – Other contributions”.

6.5.	Within the framework of the Contract mentioned in Note 4., and according to the transactions provided therein and in certain related agreements, in December 2000, the Company entered into an option contract to sell to ACH (one of the Company’s shareholders as of such date, acting in such capacity in this transaction) the Company’s ownership interest in TyC. In May 2001, the Company transferred to ACH its ownership interest in TyC. See Note 5.2.a). In view that: a) the disposing of the Company’s ownership interest in TyC was part of the Contract, b) the disposing of the Company’s ownership interest in TyC was made to one of the Company’s shareholders, as of such date, acting in such capacity, and c) the Company’s shareholders as of that date agreed to transfer their equity interest in TyC between two companies of the same group, the Company did not book any gain for the difference of 17 million (in constant pesos as of December 31, 2002) between the selling price and the book value of TyC according to the financial statement of such company as of March 31, 2001; this transaction was booked as a capital transaction and included in “Shareholders’ equity – Non-capitalized contributions – Other contributions” as of December 31, 2001.

6.6.	On January 18, 2001, the Company’s General and Special Shareholders’ Meeting approved (subject to the authorization of the Buenos Aires Stock Exchange) a voluntary capital stock reduction proposed by the Company’s Board of Directors at their meetings held on December 15, 2000, and January 10, 2001, through the redemption of 95,270,640 Common Class “B” shares of the Company of 1 nominal value each. In consideration for the number of shares delivered, the shareholders, present in the redemption, would receive a proportional interest in the Promissory Note mentioned in Note 4. The redemption technical accounting value would amount to about US$4.15 per share plus interest accrued on the face value of the Promissory Note, calculated from December 15, 2000, through the day immediately preceding the beginning date of the exercise share redemption period, December 11, 2001 (the “Cutoff Date”) divided by the maximum number of shares to be repurchased, in this case, 95,270,640 shares. Additionally, the General and Special Shareholders’ Meeting of the Company delegated in the Company’s Board of Directors the calculation of the final technical accounting value per share as of the Cutoff Date under a formula approved by such Shareholders’ Meeting. The Company’s voluntary capital stock reduction was subject to the approval by the Buenos Aires Stock Exchange, as a precedent condition, and therefore, would not be effective until such approval was obtained. On July 20, 2001, the CNV advised to the Company that, in order to continue the process of the voluntary capital stock reduction, the Company would have to obtain a new consent from the noteholders, which was obtained on November 12, 2001, as described in Note 7.1.

On the other hand, the General and Special Shareholders’ Meeting of November 2, 2001, at the adjournment of November 15, 2001, ratified the terms of the capital stock reduction approved on January 18, 2001, with certain amendments.

On December 6, 2001, the Company’s Board of Directors decided that the Cutoff Date for establishing the redemption technical accounting value for the Company’s shares would be December 11, 2001, and determined the redemption technical accounting value at US$4.486 per share. Furthermore, the Company’s Board of Directors determined that on December 21, 2001, the period for participating in the Company’s voluntary capital reduction would end. The only shareholder taking part in such reduction was ACH, who participated with all its shares, 95,270,640 Common Class B shares (“the Shares”).

The final amount of the reduction was allocated to proportionately reduce the capital stock and each shareholders’ equity account by 19.05% and the difference between the book value of 19.05% of the Company’s capital stock (calculated on the basis of the Company’s shareholders’ equity as of September 30, 2001, after deducting irrevocable capital contributions of 2 million (at historical value)) and the redemption value of such shares (calculated on the basis of a value of US$4.486 per share) was allocated to reduce the balance of the reserve for future dividends account until the balance was exhausted and the remaining amount to unappropriated earnings.

On December 7, 2001, the CNV informed the Company its decision to partially cancel the public bidding authorization granted to the Company for an amount of $95,270,640 (at historical value), being $404,729,360 (at historical value) the outstanding capital stock authorized for such bidding. Furthermore, as of such date, the Buenos Aires Stock Exchange granted its final approval to the voluntary capital stock reduction. To facilitate the transfer of the Shares to the Company and the Promissory Note to ACH; the Company, BBVA Banco Francés S.A. (acting as withholding and reporting agent) and ACH entered into an agreement on December 27, 2001 whereby (i) the Company delivered the Promissory Note and amendments to BBVA Banco Francés S.A., (ii) BBVA Banco Francés S.A. had to deliver the Shares to the Company in the following business exchange day; and (iii) BBVA Banco Francés S.A. had to transfer to ACH the Promissory Note once the transfer of the Shares to the Company has been recorded on the book entry system of Caja de Valores S.A. On December 31, 2001, the Shares were effectively registered under the Company’s name and, consequently, BBVA Banco Francés S.A. delivered the Promissory Note and amendments to ACH.

On January 11, 2002, the Company’s Board of Directors decided to make available all necessary mechanisms for the effective cancellation of the shares received from ACH. As of the date of issuance of these financial statements the registration of the voluntary capital stock reduction with the Public Registry of Commerce is pending.

On May 28, 2001, the National Executive Power issued Decree No. 677/01 under which TISA may declare its will to acquire all of the Company’s capital stock owned by third parties. Likewise, any minority shareholder may demand that TISA make a purchase offer to the Company’s minority shareholders, in which case, the controlling shareholder could make an acquisition statement of the Company’s capital stock owned by third parties. Should any of the above transactions be conducted, once the acquisition has been completed and the procedure established has been met, the Company would be automatically delisted from the share public trading and listing system, through the fulfillment of certain formalities provided by the decree.

On the other hand, on April 5, 2001, the Company filed an application with the Buenos Aires Stock Exchange for preliminary authorization of the delisting of its shares. However, prior to the conclusion of such procedure, on July 9, 2002, TISA initiated the related procedure with the CNV in order to make the acquisition statement of the Company’s capital stock owned by third parties, according to the provisions of Decree No. 677/01 and general resolutions issued in connection with such decree. In view of a court action filed by a minority shareholder alleging the unconstitutionality of the residual participation regime, the National First Instance Court in Commercial Matters No. 26 of the City of Buenos Aires decided to declare the suspension of the proceedings, and ordered the inapplicability of the referred decree to the prosecuting minority shareholder until the case is finally adjudged. The Company has answered the court action and requested its dismissal, claiming that the prerequisites for filing the action and declaring the unconstitutionality of Decree No. 677/01 have not been met. TISA, in turn, has answered the court action in the same way. The Court has not considered it answered, since the letter requisitorial has not been returned. As of the date of issuance of these financial statements, the Company is still awaiting a determination of the issue.

7.    LONG-TERM OBLIGATIONS

7.1. Issuance of Negotiable obligations not convertible into shares

The General and Special Shareholders’ Meetings held on April 28, 1995 and December 27, 1996, respectively, and the General and Special Shareholders’ Meetings held on June 30, 1998, December 4, 1998, and April 29, 1999 approved the issuance of Negotiable obligations not convertible into shares, for a total amount of up to US$500 million and US$400 million, respectively, and empowered the Board of Directors to determine the terms and conditions, including the issuance date, price, interest rate and place and terms of payment. On November 2, 2001, the General and Special Shareholders’ Meeting approved the cancellation of the US$400 million program of Negotiable obligations. Additionally, such meeting, during its adjournment of November 15, 2001, approved the partial cancellation in the amount of US$482.9 million of the US$500 million Negotiable obligations program.

On February 24, 1997, the Company issued three series of Negotiable obligations for a total face value of US$325 million and 175 million, which have been partially and totally repurchased and/or repaid during the years 2001 and 2002 as described in this note, under the US$500 million program, on the following terms:

US$500 million program (1)

Principal amount (in millions)	Principal amount repayment	Interest rate %	Payment of interest	Situation as of December 31, 2002

Series A US$100	February 2002	8.50	February and August of each year	Totally repaid (2)

Series B US$225	February 2007	9.75	February and August of each year	Partially repaid (2)

Series C $175	February 2007	11.25	February and August of each year	Totally repaid (2)

(1)	It was partially cancelled up to the amount of US$17.1 million as approved by the General and Special Shareholders’ Meeting held on November 2, 2001, at its adjournment of November 15, 2001.
(2)	As a consequence of the repurchases and repayments of Negotiable obligations made during the years 2001 and 2002 described in this note, the balance of the Negotiable Obligations for US$500 million as of December 31, 2002, amounts to US$7.6 million, which corresponds to Series B.

The creation of these Programs and the Public Offerings of Negotiable obligations were authorized by the CNV. The net proceeds from the issuance of the Negotiable obligations were used to refinance bank borrowings.

As a consequence of the transfer of the Company’s shares to TESA, as explained in Note 4., that materialized a “Change of Control” as defined in the Negotiable obligations issuance terms and conditions; and as provided in such terms and conditions, the Company has granted to the noteholders the right to request the Company to repurchase their Negotiable obligations at a purchase price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest through February 14, 2001 (“the Repurchase Date”). Therefore, on the Repurchase Date and in March 2001, the Company repurchased part of such Negotiable obligations for a face value of 174.7 million and US$290.2 million, and had to pay 176.5 million (at historical value) and US$293.0 million plus interest and applicable taxes. The funds required to repurchase the bonds were obtained through a loan from TISA in the amount of US$530.1 million. See Note 11.3.c. Additionally, in August 2001, the Company decided to accept an offer to repurchase the balance of Series C, whose face value amounted to 0.3 million.

On July 20, 2001, the CNV advised to the Company that, in order to continue the process of the voluntary capital stock reduction described in Note 6.6., the Company would have to obtain a new consent from the noteholders in view that the structure approved by the Regular and Special Shareholders’ Meeting held on January 18, 2001 differs from the one approved by the noteholders in their respective meetings of noteholders. Consequently, on October 9, 2001, the Company’s Board of Directors resolved to call a Special Series A and B Noteholders’ Meeting to be held on October 30, 2001, which was celebrated in second call on November 12, 2001, to request an authorization to eliminate and/or modify certain commitments assumed in connection with the issuance terms and conditions of such negotiable obligations (“the Authorization”).

Additionally, on October 12, 2001, the Company’s Board of Directors resolved to repurchase Series A and B negotiable obligations from its noteholders (“the Purchase Offer”), at a purchase price, in cash, equivalent to 100% of the principal amount (“the Repurchase Price”) plus interest accrued and unpaid through the day immediately preceding to the repurchase date (“the Second Repurchase Date”). As a result of the Purchase Offer on November 13 and December 5, 2001, the Company repurchased Negotiable Obligations for a face value of US$20.3 million plus interest accrued and related taxes. The funds required to repurchase negotiable obligations were partially obtained through a loan from TESA in the amount of US$11 million. The cost derived from the abovementioned repurchase, including legal and technical advisory fees and authorization fees, amounted approximately to US$1 million, which had been accrued as of December 31, 2001.

On February 12, 2002, the Company cancelled the balance of the principal of Negotiable Obligations Series A, which amounted to US$7.0 million and interest accrued as of such date.

After the repurchases and repayments mentioned above, the Company has cancelled and repurchased approximately 98.5% of the Negotiable Obligations for a face value of 175.0 million and US$317.4 million. In connection with the above described issuance, the Company has assumed certain commitments usually undertaken in transactions of this kind. The Prospectus related to the issuance of Negotiable obligations gives detailed information of the condition of issuance, which have been modified and/or eliminated according to the authorizations obtained from the Special Noteholders’ Meeting held on November 12, 2001. The main effective commitments as of the issuance date of these financial statements, are among others: limitation on liens with certain exceptions, filings of financial statements and other communications and reports and maintenance of all government authorizations and approvals (see Note 11.3.c.). Until June 30, 2002, as the Company had the intention to repay the principal amount of Negotiable obligations, it had classified the principal amount as Current bank and other financial payables. As of December 31, 2002, due to the continuity of the Argentine macroeconomic context and financial system situation described in detail in Note 10., the Company has decided to maintain the principal amount of Negotiable obligations until its maturity date, and has classified the principal amount of Negotiable obligations of US$7.6 million (equal to 25 million as of December 31, 2002) as Noncurrent bank and other financial payables as of December 31, 2002.

On April 8, 2002, the Buenos Aires Stock Exchange notified the Company about cancellation of the authorization to list Series C and partial cancellation of Series B, as requested by the Company, restricting the listing authorization to the amount of US$7.6 million.

As of the issuance date of these financial statements, the Company has complied with all the commitments derived from the issuance of Negotiable Obligations and its amendments.

7.2.  Other obligations

On November 4, 1999, the Company and Shosa had each entered into a term loan agreement (respectively, the “Company Loan Agreement” and the “Shosa Loan Agreement”, and together the “Loan Agreement”) for an amount of up to US$270.0 million with a group of banks organized by The Chase Manhattan Bank (“Chase”) (collectively, the “Banks”). This amount included the financial trust agreement mentioned below:

a)	The Company Loan Agreement was for a principal amount of US$169.2 million. Interest on such loan was payable on a quarterly basis at a floating rate. As of December 31, 2000, as part of the transactions described in Note 4., the Company had repaid the total amount of the Company Loan Agreement.

b)	The Shosa Loan Agreement was for US$30.0 million accruing quarterly interest at a floating rate. As of December 31, 2000, as part of the transactions described in Note 4., the Company had repaid the total amount of the Shosa Loan Agreement.

c)	On November 4, 1999, the Company had also entered into a financial trust agreement (the “Financial Trust Agreement”) with Chase Manhattan Trading S.A. Sociedad de Bolsa, as trustee (the “Financial Trustee”), and Chase, as administrative agent. Under the Financial Trust Agreement, the Company had transferred to the Financial Trust its right to receive and to collect from the Clarín Shareholders the receivables from the disposing of Coinca and Invercab S.A. (the “Trust Assets”) for US$70.8 million. As of December 31, 2000, as part of the transactions described in Note 4., the Company had prepaid the amount owed under the Financial Trust Agreement at nominal value plus accrued interest as of the payment date. As a consequence of the cancellation of the Financial Trust Agreement, the Company, as a beneficiary of the residual Trust Assets, received the rights to collect from the Clarín Group shareholders the balance of the receivable related to the sale of Coinca and Invercab S.A., which were later transferred to AMICH. See Note 5.2.e).

8.    COMMITMENTS AND CONTINGENCIES

8.1.  Regulatory matters

a)	Through Cointel, the Company is a member of the Main Core of the Telefónica awardee Consortium. As of December 31, 2002, the Company holds a direct 50.0% interest in Cointel’s common stock. Decree No. 62/90 of the National Executive Power, as amended, provides that Regulatory Authorities must approve in advance any transfer of the Company’s 20% interest in the Main Core of Cointel (the same requirement applies to the 10% interest of TISA in Cointel). Cointel’s common shareholders existing as of the takeover of Entel, as a group, may not reduce their total holding to less than 51.0% of the total capital with voting rights of Telefónica without first obtaining approval from the regulatory authority.

b)	Legal reserve: in accordance with the Business Associations Law (“LSC”), the Company’s bylaws and General Resolution No. 368 of the CNV, 5% of the year’s net income must be appropriated to a legal reserve until such reserve equals 20% of adjusted capital stock. See Note 9.

c)	The Company has requested approval of certain transactions from the Comfer, including the acquisition of an equity interest in Cablevisión, among others. The Company expects that such approval will be obtained in due course.

d)	With respect to the commitments and guarantees related to the issuance of negotiable obligations and other payables, see Notes 7.1., 11.3.a. and 11.3.c.

8.2.  Guarantees granted

In connection with the disposing of companies in which the Company maintained ownership interests during the years ended December 31, 1996 to 2001, the Company has agreed to indemnify the purchasers for any omitted liability at time of sale subject to the amounts and terms specified in each contract. As of December 31, 2002, the Company does not know of any circumstance that could generate future losses and consequently, that should be booked as of such date.

On December 20, 1999, the Company had received a complaint for arbitration proceedings filed by CNG International Corporation and CNG Cayman III Ltd. (together “CNG”) against the Company, claiming compensation for presumed liabilities and contingencies arising under the contract for the sale of Sodigas Sur S.A., Sodigas Pampeana S.A. and Buenos Aires Energy Company S.A., such companies were sold during the 1997 fiscal year. In February 2000, the Company executed a settlement and payment agreement whereby, among other matters, the parties agreed upon the voluntary dismissal of the above mentioned complaint and the payment of US$3.0 million to CNG as full compensation for all liabilities subject to compensation which was fully paid as of that date.

The Company had received a claim from Industrias Forestales S.A. (“Industrias Forestales”) related to the compensation of certain liabilities under the Share Purchase Agreement and the Corporate Bond Assignment Agreement dated October 16, 1996, from Alto Paraná S.A. In connection with such claim, the Company signed a reconciliation and settlement agreement whereby it had to pay Industrias Forestales the amount of US$2 million to settle the full amount of the claims of Industrias Forestales against the Company under the abovementioned agreements. In addition, on September 29, 2000, the Company executed an agreement with AMICH whereby the latter assumed the Company’s obligation to make any payment, including interest, if any, in connection with the executed reconciliation and settlement agreement. In consideration therefore, the Company undertook to pay AMICH US$2 million (see Note 6.2.). In December 2000, the Company made the payment derived from the above-mentioned agreement.

As a result of the sale of Sodigas Pampeana S.A. and Sodigas Sur S.A. on August 24, 1999, Sempra Energy International Chile Holding I.B.V. (“Sempra”) sent a formal notification to the Company demanding payment of certain tax contingencies under the stock purchase agreement executed on March 18, 1996 between the Company and Pacific Enterprises International (allegedly the predecessor of Sempra). On December 15, 2000, the Company entered into an agreement with Sempra and Pacific Enterprises International whereby it has been released from the above-mentioned claim, by paying of US$2.5 million on such date.

8.3.  Litigation

As of December 31, 2002, the Company is not party to any legal proceedings initiated against it whose results might materially affect the Company’s financial condition or the results of its operations and, consequently, should be booked as of December 31, 2002. The Company’s related companies are party to various lawsuits in the ordinary course of their business, and have made the allowances in the cases in which, taking into account the legal counsel’s opinion, these companies’ management evaluated as probable to incur a liability. In the Company’s management opinion, and considering the allowances made by such companies, the litigation in which the Company’s related parties are currently involved, individually and in the aggregate, would not have any material effect on the Company’s financial position or results of operations.

9.	NEGATIVE SHAREHOLDERS’ EQUITY

As of December 31, 2002, the Company carries accumulated losses amounting to 2,158 million and negative shareholders’ equity amounting to 1,010 million. Due to such situation, the Company is under the conditions for dissolution due to the loss of its capital stock set forth in item 5 of Section 94 of the LSC. However, Decree No. 1269/02 dated July 16, 2002 suspended the enforcement of item 5 of Section 94 of the LSC until December 10, 2003 (see Notes 10. and 11.3.). The Company cannot provide any assurance that, should the situation of negative shareholders’ equity remain unchanged beyond the abovementioned date, its shareholders would decide to recapitalize it nor that the Company, consequently, would be able to maintain the ordinary development of its operations.

On April 10, 2002, the Company’s General Shareholders’s Meeting approved a resolution requiring that 5%, or 179,210, of the December 31, 2001, year-end realized earnings be set aside into the legal reserve. However, since the Company carried during 2002 accumulated losses exceeding such amount, the Company’s Board decided not to create such reserve. The Board’s decision was submitted for approval by the next shareholders’ meeting to be held.

10.	EFFECTS OF THE DEVALUATION OF THE ARGENTINE PESO AND OTHER CHANGES IN ECONOMIC CONTEXT

Since early December 2001, Argentine authorities implemented a number of monetary and currency exchange control measures that mainly included restrictions on the free disposition of funds deposited with banks and the tight restriction of transferring funds abroad, with the exception of transfers related to foreign trade and other authorized transactions. Later, the Government declared the official default on foreign debt payments. On January 6, 2002, the Argentine Congress approved Law No. 25,561 on Public Emergency and Currency Exchange System Reform that introduced dramatic changes to the economic model implemented until that date and that amended the Convertibility Law (the currency board that pegged the Argentine peso at parity with the US dollar) approved in March 1991. The new law empowers the National Executive Power to implement, among other things, additional monetary, financial and exchange measures to overcome the economic crisis in the medium term.

Decree No. 71/2002 of the National Executive Power established an “official” exchange system, mainly for exports, certain imports, and bank debts, and the “freely floating” exchange market for the rest of the transactions, which was regulated by the BCRA. Official exchange rate was established at $1.4 to US$1 and the exchange rate of the “free” market, as of the close of business of the first day after the exchange market (which had been suspended from December 23, 2001) reopened (January 11, 2002), was about $1.60/$1.70 to US$1 (bid price).

Other regulations were issued subsequently, amending some of the abovementioned regulations. The main aspects of such other regulations as of the approval of these financial statements are:

(a)	as from February 8, 2002, pursuant to Decree No. 260/02, the officially exchange rate system was replaced by a single and free foreign exchange market system, through which all foreign exchange transactions are to be channeled;

(b)	the conversion into pesos of most obligations, whatever their cause or origin, to provide sums of money within the financial system stated in US dollars or other foreign currency outstanding at the time of enactment of Law No. 25,561, as well as bank deposits in foreign currencies within the financial system; deposits were switched at the exchange rate of US$1 = $1.40, while obligations stated in foreign currency undertaken in Argentina until January 6, 2002, were switched at the exchange rate US$1 = $1; the deposits and debts thus converted into pesos are to be adjusted by the benchmark stabilization coefficient (Coeficiente de Estabilización de Referencia “CER”), that will be published by the BCRA; such coefficient is applied as from February 3, 2002 (publication date of Decree No. 214/02) or the wage adjustment index (Coeficiente de Variación de Salarios “CVS”), depending on the nature of the obligation, plus a minimum set interest rate for deposits and a maximum rate for loans;

(c)	issuance of a bond by the Argentine Government to compensate financial institutions for the difference generated by the application of the exchange rates mentioned above;

(d)	de-dollarization of most obligations not involving the financial system originally denominated in foreign currency and governed by Argentine law, as of January 6, 2002 at a $1=US$1 rate and subsequent adjustment through the CER in the terms described in (b), or the CVS, depending on the nature of the obligation, plus an equitable adjustment of the price, that is to be agreed between the parties or, as the case may be, claimed at judicial courts;

(e)	de-dollarization of public service rates, which had been originally agreed upon in US dollars, at a $1=US$1 rate and subsequent renegotiation on a case-by-case basis; and authorized the National Executive Power to renegotiate the above contracts taking into account, the impact of the rates on the competitiveness of the economy and the distribution of income, service quality and investments plans, the interest of users and access to the services, the security of the comprised systems and the profitability of the companies;

(f)	following recent actions by the Argentine Central Bank seeking a gradual normalization of the local foreign exchange market, effective January 8, 2003, prior authorization from the Argentine Central Bank is no longer required to transfer funds abroad for payment to foreign beneficiaries of earnings and dividends reported as payable under approved financial statements certified by an independent auditor. For the remittance abroad of funds required for principal payments under financial loans, prior Central Bank authorization is required until August 8, 2003, as a general rule. This requirement is not, however, applicable in the case of (i) principal and interest payments under financing arrangements that have been renegotiated under the Reorganization and Bankruptcy Act, if certain conditions are met; (ii) repayment of fresh financing obtained and exchanged on the local market on or after February 11, 2002; (iii) debts with international organizations, banks acting as co-lenders with those organizations, official credit agencies and export financing insurance, companies that are members of the Berne Union, Multilateral Organizations in which the Central Government is a shareholder, etc.; (iv) principal payments relating to certain overdue liabilities as of December 31, 2002, providing that the amount of repayment does not exceed US$300,000 monthly; (v) payments of principal (whether or not overdue) under negotiable obligations, bonds, commercial papers, syndicated loans taken with foreign banks, financial loans taken with foreign banks and not backed by foreign assets owned by the borrower or a resident individual or legal entity, financial loans taken with foreign parent companies and affiliates, providing that (a) the payments are required under a refinancing agreement made after January 2, 2003; (b) such refinancing does not call for payments in excess of 10% in cash, 5% within six months, and 5% within twelve months of the date of the agreement; and (c) the refinanced balance is payable in not less than 5 years on the average; (vi) payments of principal (whether or not overdue) under negotiable obligations, bonds, commercial papers, syndicated loans taken with foreign banks, financial loans taken with foreign banks and not backed by foreign assets owned by the borrower or a resident individual or legal entity, financial loans taken with foreign parent companies and affiliates, on condition that other financing equal to or larger in amount to the payment to be made and providing for repayment in not less than 5 years on the average is remitted into Argentina and exchanged on the local foreign exchange market on or after December 26, 2002; and (vii) interest payments to be made not more than fifteen days in advance of their stated maturity date. In cases (ii) through (vii), the actual transfer of funds abroad may only be made after the financial entity through which the remittance will be made is satisfied that the originating transactions are genuine and in compliance with Central Bank regulations, that the borrower has timely reported to the Central Bank the disbursement giving rise to the related financial liability, and that it has received documentation supporting the receipt of the funds in Argentina and/or their application to the repayment of trade, financial, export-related or other obligations;

(g)	suspension of dismissals without just cause for a 180-day period, as from January 6, 2002, subsequently extended for a further 180 administration business days from the date of original expiry and penalization, whereby the amount of the termination pay provided for in labour regulations would be double should employees be dismissed during such term (except for employees hired on or after January 1, 2003);

(h)	suspension for two years of the law on deposits intangibility or until the time the National Executive Power considers the financial emergency to be concluded;

(i)	declaration of a state of emergency affecting production and credits by Law 25,563 to last until December 10, 2003; and

(j)	decree No. 1,269/02 has suspended the enforcement of clause 5 of section 94 (mandatory dissolution from loss of capital due to accumulated losses) and section 206 (mandatory capital stock reduction from losses equivalent to reserves and 50% of capital) of the LSC, until December 10, 2003.

Some of these regulations, which directly and indirectly affect the Company’s and its related companies’ business relations, have been challenged in legal actions by third parties, to which neither the Company nor its related companies are party. The effects of additional measures that could be implemented by the Government or the instrumentation of the measures previously adopted, as well as the effects of possible amendments as a result of such legal actions, will be considered in the financial statements when they become known by the Company’s Management.

As of February 20, 2003, the exchange rate on the free foreign exchange market system was 3.21 Argentine pesos for each US dollar, selling price. The effect on the net liability position in foreign currency as of December 31, 2002 of the variation in the rate against that in effect as of the date indicated used to value assets and liabilities in foreign currency (see Note 18.4.) represents a reduction in that liability position equivalent to approximately 89 million pesos. Additionally, the effect on Cointel’s consolidated net liability position in foreign currency of the abovementioned variation in the exchange rate represents a reduction in that liability position equivalent to approximately 331 million pesos (which effect on the Company is 50% of such amount).

On the other hand, and as a consequence of the changes implemented from January to December 31, 2002, there was an increase in the Argentine consumer price index of 40.95% and an increase in the Argentine wholesale price index of 118.2% according to the information provided by the INDEC.

As provided in the Public Emergency and Currency Exchange System Reform Law, foreign exchange loss calculated by application of the $1.40 exchange rate for the U.S. dollar to the net position of assets and liabilities in foreign currency as of January 6, 2002, which amounted to 203 million (at historical values), will be deductible from income tax base at 20% per annum over the five fiscal years ending after the Law’s effective date. See 2.6.e).

The effects of the emergency governmental measures and current economic situation of Argentina, over the Company’s shareholders’ equity, the Company’s investment in Cointel and related goodwill, and on the Company’s financing plan, are further disclosed in Notes 9., 2.6.c), 2.6.d) and 11.3.c., respectively. Additionally, the respective effects over certain Telefónica’s noncurrent assets and Cointel’s and Telefónica’s financing plan are disclosed in Note 5.1.a).

11.  OUTSTANDING BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

11.1.  Outstanding balances with related companies

As required by the LSC (Article 33 of Law No. 19,550), the outstanding balances with related companies as of December 31, 2002 and 2001 are listed below (in millions of constant pesos as of December 31, 2002):

	2002		2001
Current receivables
TESA Arg.	29	(1)	22

(1) Accruing no interest. See Note 11.3.a.

	2002		2001
Current payables
TISA	1,840	(1)	1,076

(1) With a one-month term maturity, accruing interest at a nominal rate of 10.4375% per annum. See Note 11.3.c.

11.2.    The transactions made with related parties during the years ended December 31, 2002, 2001 and 2000 (in millions of constant pesos as of December 31, 2002), are as follows:

Company	Interest Income (Expense)			Other income relating to equity interests in related parties and fees for services provided, net
	2002	2001	2000	2002		2001		2000
TESA Arg.(1)	—	—	—	57	(4)	115	(4)	143	(4)
TISA(2)	(203)	(59)	—	—		—		—
Telefónica(2)	1	—	—	—		—		—
ACH(3)	—	67	3	—		—		—
Cointel	—	—	—	—		—		1
Cablevisión(5)	—	—	34	—		—		—

	(202)	8	37	57		115		144

(1)	See Note 11.3.a.
(2)	See Note 11.3.c.
(3)	As of December 31, 2001, ACH is no longer a related company of the Company. See Note 6.6.
(4)	Net of turnover tax.
(5)	As of December 31, 2000, Cablevisión is no longer a related company of the Company. See Note 5.2.c).

During the year ended December 31, 2000, the Company collected 150 million (in constant pesos as of December 31, 2002) from Cointel for cash dividend distributions. During the years ended December 31, 2002 and 2001, the Company did not collect any dividends from its affiliates.

11.3.    Additionally to the transactions mentioned in Notes 4. and 6., the other related party transactions are the following:

a.	On April 24, 1997, the Company signed an agreement with TESA Arg. pursuant to which the Company committed to the compliance of obligations, of which the main effective are: i) to hold shares that allow it to control directly or indirectly at least 30% of Cointel’s capital stock, and hold a direct and indirect equity interest not lower than 20%, ii) not to acquire directly or indirectly, Cointel’s common shares that would result in a total shareholding in excess of 50% of Cointel’s capital stock and votes and iii) to provide, at TESA Arg.’s request, economic and financial advisory services (obtaining and investing funds, assistance in analyzing investment projects, among others). The amount to be paid by TESA Arg. to the Company for such services equals one half of the management fee received by TESA Arg. from Telefónica after deducting taxes and certain expenses, and will be in effect so long as the Telefónica management contract is in effect. The Company’s compensation for compliance with its obligations is indivisible and not fractionable and it cannot be reduced due to lack of compliance with any of its obligations because of reasons external to the Company. The Telefónica management contract with TESA provides for an annual management fee, which is calculated at 9% of Telefónica’s “gross margin” as defined in such agreement, through April 30, 2003. In such date, if TESA agrees to renew such contract, at its sole discretion, for an additional five-year period, the annual management fee of TESA Arg. will be reduced to between 1.5% and 5.0%. The renegotiated fee would be applicable as from April 30, 2003. TESA has advised Telefónica its intention to renew the agreement, with fees to be negotiated within the above indicated range. As of the date of issuance of these financial statements, the Company cannot ensure the continuity or future level of the income amounts to accrue or cash flow under its agreement with TESA Arg. beyond April 30, 2003, as it depends on TESA exercising the option of extending the management agreement and agreeing upon the percentage fees with Telefónica. During the year ended December 31, 2002, the Company did not receive any financial advice request and performed its duties contained in such agreement for which it is entitled to receive the relevant fees, which amounted to 57 million (net of turnover tax) for such year and were included in “Other income relating to equity interests in related parties and fees for services provided, net “ in the statements of operations. As of the date of issuance of these financial statements, TESA Arg. has not requested any further services. If any such request is made by TESA Arg., the Company will use the terms set forth in the agreement for adopting the necessary actions so as to have optimum operating resources available for satisfying future specific requests in the most efficient manner. The related receivables, which amount to 29 million and 22 million (in constant pesos as of December 31, 2002) are included as “Receivables from related parties” in the balance sheets as of December 31, 2002 and 2001, respectively.

b.	Effective the second semester 1996, the Company entered into a lease agreement with an affiliate of República Holdings whereby the Company rents the office, comprising its registered office in Buenos Aires. As of December 15, 2000, República Holdings is no longer a related company of the Company. See Note 4.

c.	On February 12, 2001, the Company received a loan from TISA in the amount of US$530.1 million, which accrued interest at LIBOR plus a 2.25% per annum (“the differential”) for a term of one month, renewable automatically on a monthly basis unless the parties notify in writing, at least three days before due date, that they do not intend to renew the agreement. TISA is entitled to modify the differential provided it notifies the Company of this decision at least three business days before the end of each interest period. Subsequently, on February 14, 2001, the Company made early partial repayment to TISA of this loan for an amount of US$37.9 million. On January 11, 2002, the Company and TISA entered an amendment to the loan agreement whereby the differential was increased to 7% per annum and which provided for interest capitalization. During the January-December 2002 period, TISA decided the capitalization of accrued interests as of each due date. In January 2003, the Company settled 15 million of interest related to this loan (see Note 19). The funds loaned by TISA and TESA were used to partially repurchase the Company Negotiable obligations, as described in Note 7.1. and the repayment of the interest accrued and outstanding as of such repurchase dates.

Through a letter dated November 5, 2001, TISA had informed to the Company that it was its firm intention not to require the repayment of the principal amount of the outstanding loan until December 31, 2003. Subsequently, through a letter dated February 25, 2002, TISA notified that the commitment assumed by such company, mentioned in the letter dated November 5, 2001 was no longer effective. Consequently, the Company has classified such loan as “Current liabilities – Accounts payable to related parties” as of December 31, 2002.

According to the abovementioned, as of December 31, 2002, the balance of the principal related to TISA’s loan, after the interest capitalization mentioned above, amounted to US$537 million (equivalent to $1,809 million as of December 31, 2002). In obtaining the abovementioned loan, the Company has assumed certain commitments, mainly involving limitations on the sale of assets, limitations on liens of certain assets, limitations on the Company or any of its affiliates becoming a party in merger or spin-off operations, with certain exceptions. In addition, the loan shall forthwith become due and payable: 1) upon the Company defaulting on any of the commitments assumed under the loan agreement, 2) in the event of any change in the Company’s controlling shareholder, 3) if the Company or its affiliates are unable to comply with their obligations, 4) changes in the Company’s main business activity, 5) if the Company or any of its affiliates lose the government licenses obtained and 6) if there are changes in the Company’s equity, economic and financial situation that due to their adverse nature may affect the Company’s ability to comply with the obligations assumed in the agreement or if there are restrictions that may limit the ability of the Company to repay its debts.

Additionally, during the January-March 2002 quarter, the Company received loans from Telefónica for US$5.8 million (“the Dollar loans”) and 4.6 million (at historical values) (“the Peso Loans”). On April 15, 2002, Telefónica assigned to TESA Arg. the Peso Loans in the amount of 4.7 million (at historical values) which were due and payable, together with interest accrued as of such date. Furthermore, on such date TESA Arg. and the Company agreed to offset a portion of the amount owed by TESA Arg. in connection with the agreement described in Note 11.3.a. against the Peso Loans owed by the Company to TESA Arg. for a total amount of 4.7 million (at historical values). On April 26, 2002, the Company entered into an assignment agreement with Telefónica and TISA pursuant to which Telefónica assigned to TISA the Dollar Loans in the amount of US$5.8 million, which includes principal amount and accrued interest as of April 26, 2002. As of December 31, 2002, the book value of such loan amount to US$6 million (equivalent to $21 million as of December 31, 2002), corresponding to principal amount plus accrued interests as of that date.

In relation to the loans mentioned above, the creditor has advised the Company that until September 20, 2003: (i) the effects of the Public Emergency and Currency Exchange System Reform implemented in Argentina by Decree No. 1,570/01, Law No. 25,561, as supplemented and amended, in force shall not be considered by the creditor as an event of default; and (ii) the creditor shall not consider that, until such date, an acceleration event has been verified under the agreements with TISA. Additionally, some of the loan agreements in effect include acceleration events in case certain judicial or extra-judicial proceedings are filed for amounts in excess of certain net equity percentages of the Company or relevant affiliate. The Company obtained a waiver in connection with those proceedings as of the date of issuance of these financial statements, covering at least the current terms of those loans.

While the restriction to transfer funds abroad (described in detail in Note 10.) provided by the Central Bank of Argentina (“BCRA”) is in force, or should it be extended beyond August 8, 2003, the Company is unable to ensure that the BCRA will authorize principal payments to foreign creditors over the repayment term and under conditions established originally in those cases in which special authorization is required. Current debt maturities affected by this situation amount to 1,844 million. In addition, 25 million classified as noncurrent in the balance sheet of the Company as of December 31, 2002, result from the negotiable obligations agreement (see Note 7.1.) providing that the amounts owed would become immediately due and payable (after certain steps have been followed) if other obligations are not met (as provided in the related agreements), as could be the case of interest on negotiable obligations, which are included in the abovementioned current payables. If default is declared on the basis of the abovementioned reason or for the lack of funds to meet the payments at its maturity, the amounts that were disclosed as noncurrent in the Company’s balance sheet as of December 31, 2002 on the basis of the conditions originally agreed with creditors, may become immediately due and payable. As of the date of these financial statements, the Company has obtained the necessary authorizations from the BCRA in the requested cases. See Note 19.

As of December 31, 2002, current assets in foreign currency are lower than current liabilities in foreign currency in the amount of approximately US$547 million (equivalent to 1,844 million as of December 31, 2002).

Additionally, the Company is evaluating Cointel’s financing needs considering the Argentine economic situation and the current difficulties to have access to credit and will make its best efforts to provide Cointel with such financing, directly or indirectly, subject to the Company’s own fund availability, which depends on the evolution of the issues affecting the Company’s financial situation. See Notes 2.6.c) and 5.1.a).

The Company has prepared its financing projections and plans expecting to cover future fund needs to face short-term debt mainly with funds generated by operations plus, as possible depending on the evolution of current economic situation and measures, bank loans and access to capital markets; or otherwise, requesting for long-term refinancing of its payables.

However, owing to the macroeconomic situation described in Note 10., as of the date of issuance of these financial statements, third parties’ credit lines are not available in amounts sufficient to enable the Company, together with internally generated funds, to meet current debt obligations. Furthermore, it is not possible to determine whether this situation will evolve favorably in the short term.

On the other hand, TESA has advised the Company that, as of the date of issuance of these financial statements, it is still evaluating the Argentine macroeconomic context and analyzing financing alternatives for the Company, including the possibility or not of arranging a long-term refinancing of the current loans of its controlled company TISA with the Company and, if necessary, providing additional financing.

Consequently, the Company’s ability to settle its payables to local and foreign creditors depends upon the possibility of obtaining financing or, if not possible, of refinancing financial payables, as well as, if necessary, the granting of additional financing by its direct or indirect controlling companies.

Should no financing alternatives be available for the Company or should the Company not succeed in obtaining refinancing, the Company would not have sufficient funds available to meet its current liabilities payable to local and foreign creditors.

Although the Company will continue to make its best effort to obtain such financing, as of the date of issuance of these financial statements, it is not possible to ensure what the result of such negotiations will be or if the restrictions for making transfers abroad will enable the Company to settle its current liabilities in the normal course of business and maintain its normal operations.

12.    PURCHASE AND SALE CONTRACTS WITH TELEFONICA SHARES

During the years ended December 31, 1998 and 1999 the Company executed purchase and sale contracts with Chase whereby the latter would sell the Company 5.3 million American Depositary Receipts (“ADRs”) of Telefónica equivalent to 53.0 million shares on October 29, 2001, November 30, 2001 and January 15, 2002 (2.0 million, 2.0 million and 1.3 million ADRs, respectively, on each date). The objective followed by the Company when signing the option contracts was to obtain financing to be used for the Company’s activities.

During February and September 2000, the Company and Chase amended certain clauses of the above-mentioned option agreements. Under these agreements and their modifications, Chase had the option to sell to the Company, and the Company was obliged to purchase from Chase, 2.9 million of TESA ADRs, equivalent to 8.8 million TESA’s shares, on the above-mentioned dates at a price of approximately US$60.1 per ADR and, on the same dates, Chase had the option to buy from the Company 1.8 million TESA’s ADRs at a price of US$160.2 per ADR and 1.1 million of TESA ADRs at a price of approximately US$97.1 per ADR. Due to the February 2000 amendments, the Company paid US$35.0 million which were charged to “Financial gains and losses, net – Net loss on premiums” in the statement of operations for the year ended December 31, 2000.

On December 7, 2000, the Company and Chase entered into a rescission agreement (the “Rescission Agreement”) whereby they agreed to conclude the above-mentioned option agreements. According to the Rescission Agreement terms and conditions, the Company repaid US$47.2 million for the anticipated termination of the option agreements, such payment representing the full satisfaction of the Company’s obligations with Chase in connection with such agreements.

Prior to the Rescission Agreement, due to the amendments of the above-mentioned option agreements, on June 23, 2000, Chase and ATH had entered into a guarantee agreement (the “ATH Guarantee Agreement”) whereby ATH agreed to guarantee all amounts payable by the Company to Chase under the option agreements, up to an aggregate amount of US$40 million. In consideration for entering into the ATH Guarantee Agreement, the Company, ATH and Hicks, Muse, Tate & Furst Equity Fund IV, LP entered into a Credit Support and Reimbursement Agreement in June 2000, under which the Company had agreed to pay certain commissions while the obligations were still outstanding, which amounted to 2 million (in constant pesos as of December 31, 2002) during the year ended December 31, 2000.

In addition, on September 29, 2000, the Company and AMICH had executed an agreement whereby AMICH undertook to reimburse the Company for the amount if any, that the Company could have had to pay in excess of the market value of TESA’s ADRs to be acquired, over a certain number of TESA’s ADRs in the case of call options and put options. In consideration for the above, the Company had agreed to pay AMICH a US$18.2 million premium. As a consequence of the Rescission Agreement, AMICH and the Company decided to terminate this agreement. See Note 6.2.

13.    SPECIAL COMPENSATION PLANS FOR DIRECTORS AND EXECUTIVE OFFICERS

In July 1997, the Company implemented a compensation plan for some of its executive officers, which provided for the right to annual payments equal to the increase over $3.54 in the average per share trading price of the Company’s common shares for each six-month period ended June 30 (from June 30, 1997 to June 30, 2001) multiplied by a number of shares between 1.0 million and 2.5 million of the Company’s 500 million outstanding shares. In August 2000, the Company modified the above-mentioned special compensation plans for executive officers. In accordance with the modifications made, if the authorization from the relevant authority under Law No. 25,156 for the direct or indirect transfer of a controlling shareholding percentage of the Company’s capital stock to TESA or any of its affiliates was obtained (“the Authorization”), the Company would pay to such executive officers US$14.8 million within 10 days after the date on which such authorization is given. In addition, the modifications provided that total compensation will be increased by an amount of US$0.1 million per month in which the relevant executive officers continue working for the Company after September 30, 2000 up to the effective payment. As explained in Note 4., and since the Authorization was obtained on October 27, 2000, the Company has repaid US$15.2 million for the above-mentioned special compensation plan during the year ended December 31, 2000, included in “Net income related to the Contract – Special plans for Executive officers” in the statement of operations for the year ended as of such date. See Note 3.7.

The Company’s Board of Directors approved a special plan to compensate technical and administrative functions rendered on a nonpermanent basis by Mr. Handley, either as Director, should he at any time be elected to that position, or as an external advisor, as the case may be (the “Advisory Agreement”). This special compensation plan entitled Mr. Handley to collect an annual sum of US$500,000 plus value added tax for the period October 1, 1998 through September 30, 2001. The charge for the year ended December 31, 2000 totaled 1 million (in constant pesos as of December 31, 2002) and is disclosed under “Administrative expenses – Fees and payments for services”. Also, under this special compensation plan, the Company granted Mr. Handley an option (the “Option”) to receive an amount in cash resulting from: (i) the purchase price of 1 million of the Company shares, on the basis of the Company’s capital stock, at the closing price as of September 30, 2003, less (ii) the purchase price of 1 million of the Company shares, on the basis of the Company’s current capital stock, at a price of US$4.40 per share. Mr. Handley had to exercise the Option during October 2003 and this right would remain subject to the sole condition that Mr. Handley is not engaged in activities competing with those of the Company, its subsidiaries and affiliates. On December 15, 2000, the Company, AMICH and Mr. Handley entered into an agreement whereby they agreed the rescission of the Advisory Agreement, except the Option, which was transferred by Mr. Handley to AMICH. Consequently, AMICH repaid Mr. Handley, as full compensatory payment the amount of US$2.1 million for the rescission of the Advisory Agreement (the payment includes the assignment of the Option to AMICH). On the same date, the Company and AMICH entered into an agreement for the rescission of the Option, and the Advisory Agreement, if some of its provisions were still in effect. See Note 6.3.

14.    CHANGE IN THE CORPORATE NAME

The Company’s General and Special Shareholders’ Meeting held on January 18, 2001, approved the corporate name change from CEI Citicorp Holdings Sociedad Anónima to Telefónica Holding de Argentina S.A. The Company had requested approval of the corporate name change from the CNV, which was granted on March 6, 2001, and the CNV sent the file for registration of the corporate name change with the Public Registry of Commerce. On April 18, 2001, the corporate name change was registered with the Public Registry of Commerce.

15.    AUDIT COMMISSION

The Company’s Board, during its December 17, 2002 meeting, created an Audit and Control Commission whose mandate is to promote and support the development of Good Corporate Governance actions. This transitional, two-member commission was formed on December 17, 2002 and will be superseded by an Audit and Control Committee to be created by the Company in accordance with the requirements and provisions of Decree No. 677/01. Its primary duties are to (i) advise the Board in connection with the appointment of an external auditor, the terms and conditions for its engagement, the scope of its professional mandate and, if such should be the case, its rescission or renewal; (ii) review the Company’s financial information, ensure its compliance with legal requirements and the correct application of generally accepted accounting principles; (iii) advise the Board in matters relating to the adecuacy and integrity of internal control systems involved in the preparation of financial information; (iv) ensure compliance with the Public Offering Transparency Rules and Good Corporate Governance rules, and make any relevant improvement recommendations.

16.    SUPPLEMENTAL CASH FLOW INFORMATION

Pursuant to the requirements of the SEC, the Company has presented statements of cash flows in accordance with US GAAP. The following additional disclosures are presented with respect to the statements of cash flows in accordance with these requirements.

In the statements of cash flows for the years ended December 31, 2002 and 2001 and consolidated statement of cash flows for the year ended December 31, 2000, cash and cash equivalents are comprised of:

	2002	2001		2000 (consolidated)
Cash	3	1		10
Short-term investments (original maturity 90 days or less)	—	2	(1)	9

Cash and cash equivalents	3	3		19

(1)	See Note 18.2.

The following additional disclosures are presented related to the statements of cash flows:

	2002	2001		2000 (consolidated)
Interest paid	23	109		195
Income tax paid	—	2	(1)	3	(1)

(1)	Corresponds to tax on minimum presumed income.

17.    DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND US GAAP

a)  Accounting principles followed by the Company

These financial statements have been prepared in accordance with Argentine GAAP. Certain accounting practices applied by the Company that conform with Argentine GAAP do not conform with US GAAP.

Differences between Argentine GAAP and US GAAP and their effect on net income/(loss) and on shareholders’ equity (deficit) are set forth in b), c) and d) below.

b)  Description of differences between Argentine and US GAAP

Differences between Argentine and US GAAP relate to the following items:

1.	Consolidation method

Under Argentine GAAP, controlled companies which carry out dissimilar activities may not be consolidated and could be recorded as ownership interests in related parties by the equity method, which is the case of Forestal Norteña for 2000. Under US GAAP, consolidation of ownership interests in companies in which the Company owns more than 50% of the voting common stock is required.

2.	Restatement of financial statements for general price-level changes

According to Argentine GAAP, if cumulative inflation exceeds 8% annually, the inflation adjustment method is to be applied.

In August 1995, according to the requirements of Argentine GAAP, the method of restatement of amounts into constant pesos had been discontinued, due to the low levels of inflation at that time. However, in the fiscal year ended December 31, 2002 the consumer price index and the wholesale price index (which is applicable for restatements of financial statements in constant pesos) reached 41% and 118%, respectively, and therefore, inflation accounting was reinstated under Argentine GAAP (see Note 2.3.). Also, under Argentine GAAP, the period from August 1995 through December 2001 is considered to be a “stability period”, because of the low level of increase in general prices during that period. Accordingly, inflation effects are not applied during such period.

In accordance with generally accepted accounting principles applied by the Telefónica Group for purposes of the Group’s consolidated financial statements, Argentina did not meet the definition of a highly inflationary economy in 2002. For that reason, TESA incorporates, for consolidation purposes, the Company’s balances without computing any inflation adjustments for the inflation experienced during 2002. Consistent with the Company’s ultimate parent company’s policies, and for the Company’s own US GAAP reconciliation, the Company has elected not to use the alternative of maintaining the 2002 inflation adjustment that the SEC provide for countries such as Argentina where local GAAP continues to require price-level adjustments. Therefore, the Company has included in its US GAAP reconciliation an adjustment eliminating the effects of inflation during the fiscal year ended December 31, 2002.

3.	Restatement of financial statements for comparative purposes

Under Argentine GAAP, amounts corresponding to prior fiscal years that are presented for comparative purposes are also restated for the inflation of the current year so as to allow for comparison in constant Argentine pesos of December 31, 2002.

For US GAAP, amounts for prior fiscal years have been adjusted to eliminate such restatement and are presented in nominal pesos.

4.	Income tax and tax on minimum presumed income

Under Argentine GAAP, income tax expense is generally recognized based upon the estimated current income tax liability to the Federal Treasury. Interperiod tax allocation that would result in deferred tax liabilities and assets for future tax consequences of events that have been recognized in a company’s financial statements or tax returns, even when allowed, is not a common practice among Argentine corporations. In addition, tax credits are assessed for recovery under the general recoverable value principle which requires the use of best estimates of the future economic use of the asset by the Company’s management (Note 2.6.e).

Under US GAAP, the Company records income taxes using the method required by Statement of Financial Accounting Standards (“SFAS”) No. 109 “Accounting for Income Taxes”. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. SFAS No.109 requires companies to record a valuation allowance for that component of net deferred tax assets, including tax credits arising from minimum presumed income tax (together “tax assets”), which does not meet the “more likely than not” criterion for realization, based on the assessment of evidence established in US GAAP rules. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

In assessing the realizability of tax assets, management considers whether it is more likely than not that some portion or all of the tax assets will not be realized. The ultimate realization of tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers all available evidence, both positive and negative including the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning in making these assessments. In accordance with SFAS No. 109, the Company is required to continuously evaluate the recoverability of tax assets. As a result of the effects of the devaluation of the Argentine peso and other changes in the economic context, as described in note 10, the Company has established a valuation allowance against its net tax assets under US GAAP in accordance with the provisions of SFAS 109.

5.	Goodwill on investments in companies

Under Argentine GAAP, goodwill arising from investments in controlled companies is based on the excess of the purchase price over the book value of the net assets acquired. Under US GAAP, goodwill is determined based on the excess of the purchase price over the fair value of assets acquired and liabilities assumed.

In June 2001, the Financial Accounting Standards Board (“FASB”) has issued SFAS No. 142 “Goodwill and Other Intangible Assets”. The provisions of this Statement are required to be applied starting with fiscal years beginning after December 15, 2001. Early application is permitted for companies with fiscal years beginning after March 15, 2001. SFAS No. 142 requires that intangible assets with a finite useful life are amortized, and that intangible assets with indefinite useful lives and goodwill are not amortized, but are recognized at fair value and tested for impairment. Accordingly, under US GAAP, as from January 1, 2002, the Company stopped recording goodwill amortization related to its investment in Cointel and did not amortize the goodwill resulting from the application of push down accounting (see point 10). Under Argentine GAAP, the Company continues amortizing the goodwill related to the investment in Cointel.

6.	Accounting for premiums on purchase and sale of equity securities

Under Argentine GAAP, premiums on purchase and sale contracts of equity securities were valued at market value at the end of such year. The value originally collected by the Company was amortized by the straight line method during the estimated life of these transactions. The difference between the market value and the value originally collected by the Company was amortized by the straight-line method during the remaining life of these transactions (see Note 12). Under US GAAP such premiums were valued at their estimated fair value, crediting/charging the net difference to income, as applicable.

7.	Comprehensive Income

The Company has not reported separately comprehensive income because there are no material differences between its net income (loss) and comprehensive income as defined by SFAS No. 130. The cumulative effect as of the beginning of the year ended December 31, 2001, the year of the initial application of SFAS No. 133, was not material (see point 8. below).

8.	Accounting for Derivative Instruments and Hedging Activities

In June 1998, the FASB issued SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”. This statement establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative’s fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative’s gains and losses to offset related results on the hedged item in the statement of operations, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. The Company adopted SFAS No. 133 as from January 1, 2001 and there was no material effect on net loss or shareholders’ equity under US GAAP.

9.	Devaluation effect

Under Argentine GAAP, the effects of the devaluation of Argentine peso on the valuation in Argentine pesos of the assets and liabilities were recognized in the fiscal year ended December 31, 2002.

Under US GAAP, the exchange rate effective as of the date of reopening of the exchange market (January 11, 2002 (see Note 10.)) should be used for the valuation in Argentine pesos of foreign currency assets and liabilities as of December 31, 2001.

10.	Push down accounting

Under US GAAP, when substantially all of the common stock of a company is acquired, and after certain conditions are met, the purchase price should be “pushed down” to the acquired company’s financial statements. Push down accounting is not a generally accepted accounting principle under Argentine GAAP.

As further explained in Note 4., TESA acquired 80.9% of the Company’s capital stock, in exchange for TESA common shares issued. On June 29, 2001, TESA informed the Company that on May 8, 2001, it transferred to TISA, all of TESA’s 80.9% equity interest in the Company. As of December 31, 2001, and as a result of the voluntary capital stock reduction mentioned in note 6.6., TISA owned 99.96% of the Company’s capital stock. As a result of TESA’s acquisition of the 80.9% equity interest in the Company, which purchase price amounted 2.2 billion, and the voluntary capital stock reduction which increased TESA’s ownership interest to 99.96%, the Company booked an adjustment of 1.6 billion corresponding substantially to goodwill (see b) 5 above). See Note 2.6.d) with respect to recoverability of goodwill.

11.	New accounting pronouncements

I.	US GAAP

a)	Accounting for Asset Retirement Obligations

In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations”. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. An entity shall measure changes in the liability for an asset retirement obligation due to passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period. The interest rate used to measure that change shall be the credit-adjusted risk-free rate that existed when the liability was initially measured. That amount shall be recognized as an increase in the carrying amount of the liability and as an expense classified as an operating item in the statement of operations. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002.

b)	Accounting for Impairment and Disposal of certain Assets

In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment and Disposal of Long-Lived Assets”, which supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of”, and certain provisions of APB No. 30, “Reporting Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”. SFAS No. 144 requires that long-lived assets to be disposed of by sale, including discontinued operations, be measured at the lower of the carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. SFAS No. 144 also broadens the reporting requirements of discontinued operations to include all components of an entity that have operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. The provisions of SFAS No. 144 are effective for fiscal years beginning after December 15, 2001.

c)	Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections

In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections”. SFAS No. 145 rescinds SFAS No. 4, “Reporting Gains and Losses from Extinguishments of Debt”, SFAS No. 64, “Extinguishments of Debt made to Satisfy Sinking Fund Requirements”, and SFAS No. 44, “Accounting for Intangible Assets of Motor Carriers”. The statement also amends SFAS No. 13, “Accounting For Leases”, to eliminate certain inconsistencies within that statement. SFAS 145 also makes certain technical corrections or clarifications to other authoritative pronouncements. Certain provisions of SFAS No. 145 are effective for transactions occurring after or financial statements issued after May 15, 2002.

d)	Accounting for costs associated with exit or disposal activities

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002.

e)	Accounting for Stock – Based Compensation

In December 2002, the FASB issued SFAS No. 148 “Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FASB Statement No. 123”. SFAS No. 148 amends SFAS No. 123, “Accounting for Stock-Based Compensation”, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.

f)	Guarantor’s Accounting and Disclosure requirements for Guarantees

In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. Interpretation No. 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial statements. The initial recognition and initial measurement provisions of Interpretation No. 45 apply on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements in the Interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002.

g)	Consolidation of variable interest entities

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of variable interest entities”. Interpretation No. 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. A company that consolidates a variable interest entity is called the primary beneficiary of that entity. The Interpretation No. 46 also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of Interpretation No. 46 apply immediately to variable interest entities created after January 31, 2003.

In the opinion of the Company’s management, the adoption of provisions of the rules described in a), d), e), f) and g) will not have a material effect on net income or shareholders’ equity under US GAAP. Additionally, the adoption of provisions of the rules described in b) and c) did not have a material effect on net income or shareholders’ equity under US GAAP.

II.	Argentine GAAP

Note 2.7. describes certain changes to professional accounting principles in Argentina that will be in effect to the Company as from the next fiscal year. Implementation of the new rules will, in certain cases, result in the alignment of certain principles of Argentine GAAP with those of US GAAP.

c)	Additional differences between Argentine GAAP and US GAAP adopted by Cointel, Cablevisión and their subsidiaries

1.	Regulation

Telefónica provides telephone services in Argentina and therefore is subject to the regulatory control of the Telecommunications Regulatory Authority. Rates for services are tariff regulated. Although changes in tariffs for services are authorized and computed based on a tariff agreement, there is no fixed rate of return. Accordingly, the requirements of US GAAP related to a business whose rates are regulated on the basis of its actual costs are not applicable to these financial statements.

2.	Capitalized interest

Under Argentine GAAP, interest expense incurred on liabilities specifically identifiable to construction in progress is capitalized. For the portion of construction in progress not financed by specific liabilities, Telefónica assumes such expenditures are financed by any remaining liabilities (both interest and non-interest bearing) and shareholder’s equity.

Under US GAAP, interest expense incurred on liabilities specifically identifiable to construction in progress is capitalized. For the portion of construction in progress not financed by specific liabilities, the capitalization rate applied to such excess is the weighted average of the rates applicable to other borrowings of Telefónica remaining interest bearing liabilities.

3.	Investment in Telefónica

Under Argentine GAAP, as of December 31, 2002 y 2001, Cointel’s investment in Telefónica was accounted for by the equity method (for both the Telefónica Class A and B shares classified as long-term investment in such company). As of December 31, 2000, Cointel’s investment in Telefónica was accounted for by the equity method (for the Telefónica Class A shares classified as long-term investment in such company), and at their market value net of estimated selling expenses (for Telefónica Class B shares, which were held for trading purposes).

Under US GAAP, Cointel’s investment in Telefónica as of December 31, 2002 y 2001, has been accounted for by the equity method. For the purpose of preparing the financial statements, Cointel consolidated its financial statements with Telefónica’s including its investment in Telefónica Class B shares. Therefore, as of December 31, 2000, Cointel’s investment in Telefónica’s shares recorded under Argentine GAAP at market value net of estimated selling expenses was eliminated in the consolidation process. The US GAAP reconciliation recognizes for the year ended December 31, 2000, the effect of adjusting the valuation for the Telefónica’s Class B shares under Argentine GAAP to the amount required under US GAAP.

4.	Revenue recognition

Under Argentine and US GAAP, Telefónica recognizes wireline revenues (local and long distance services, installation services and network access, among others) based upon network usage. Telefónica recognizes product revenues when the products are delivered and accepted by the customers. Telefónica recognizes directory revenues and associated costs, when the directories are published and distributed. For contracts where Telefónica provides customers with an indefeasible right to use network capacity, Telefónica recognizes revenue ratably over the stated life of the agreement.

Under Argentine GAAP, Telefónica accounts for installation revenue and related costs at the installation date. For US GAAP, SEC Staff Accounting Bulletin (“SAB”) 101 “Revenue recognition in Financial Statements” requires that: i) installation revenues are not included in income of the period when the installation takes place but deferred and amortized during the period representing the possible duration of the relationship with the customer, and ii) related costs are not charged to income but capitalized and depreciated in a similar period.

Adoption of SAB 101 from October 1, 2000 resulted in the recording of the cumulative effect of unamortized deferred revenues, net of capitalized costs after accumulated depreciation and deferred income tax effects, as a deduction from Net income during the year ended September 30, 2001, the year of adoption.

5.	Accounting for stock option plan

TESA implemented a compensation plan based on TESA’s stock for the benefit of all of Telefónica’s employees. Under the plan, Telefónica’s employees (a) have purchased TESA’s stock at 5 euros each and (b) for every share acquired, have been granted 26 options on TESA’s stock. This plan does not involve any economic cost to Telefónica and therefore Telefónica has not made any charge to income under Argentine GAAP for this plan. However, for US GAAP purposes:

a)	the difference between the market value and purchase price of 5 euros results in a charge to income for the year ended December 31, 2001, and

b)	the cost represented by the options granted by TESA are deferred and recognized over the period of service delivery covered by the plan (4 years as from February 2001). Such cost is accounted for at its intrinsic value, as defined in Accounting Principles Board Opinion (“APB”) 25, applied to the number of options.

Any adjustment to Telefónica’s income resulting under US GAAP would have no impact on Telefónica’s total shareholders’ equity because the charges involved would be treated as additional paid-in capital from TESA.

TESA advised Telefónica that, as actual number of options eligible for exercise varies depending on the appreciation, if any, of the stock price of TESA over the reference value, it was not feasible to estimate at December 31, 2002 the quantities of shares that are likely to vest in the future. Accordingly, the application of the provisions of APB 25 mentioned in b) above did not result in any US GAAP adjustment to net income/(loss) for the years ended December 31, 2002 and 2001.

Had compensation expense for options granted under the TIES Program been determined based on fair value at the grant dates in accordance with SFAS No.123, Telefónica would have not recorded any compensation expense for the same reasons indicated above.

The weighted average fair value of options granted was 3.11 euros per share.

6.	Capitalized exchange difference

Under Argentine GAAP, when construction of work in progress extends over time, its value includes the cost of financing (interest and foreign exchange difference) the investment by third parties during the construction period until such time as the asset is ready to be used for an economic purpose.

Under US GAAP foreign exchange differences are expensed as incurred.

7.	Costs associated with the issuance of debt

Under Argentine GAAP, costs associated with the issuance of negotiable obligations may be charged to income at the time of issuance or deferred and amortized over the period the debt is outstanding. Under US GAAP, costs associated with all of the issuances of debt securities are to be deferred and amortized over the period the related debt is outstanding. The deferred costs are to be amortized by the effective interest method or by the straight-line method if not materially different from the effective interest method.

8.	Debt refinancing costs

Under Argentine GAAP, costs associated with the exchange of debt are deferred and charged to expense on a straight-line basis during the duration of the loan. However, under US GAAP, Emerging Issues Task Force (“EITF”) 96-19 specifies that if new debt is issued in exchange for old debt, and the new debt is not deemed to have substantially different terms than the old debt, any costs incurred with third parties directly related to the exchange are expensed as incurred.

9.	Property, plant and equipment

In accordance with SFAS No. 51, Financial Reporting by Cable Television Companies, Cablevisión capitalizes all costs associated with the construction and installation of its cable distribution systems and depreciates such costs over their estimated useful lives. For Argentine GAAP purposes, certain subscriber installation costs were charged to expense as incurred.

Since fiscal year 2000, in accordance with SAB No. 101, “Revenue recognition in financial statements” and solely for purposes of computing net loss and shareholders’ equity under US GAAP, Cablevisión charged to expense the installation costs incurred by Fibertel S.A. (Cablevisión’s subsidiary that operates as an Internet service provider) that exceed revenues covered by any contracts with the customer. Under Argentine GAAP those costs are capitalized and depreciated over their estimate useful lives.

d)	The following is a summary of the adjustments to net (loss) income and shareholders’ equity that would have been required, had US GAAP instead of Argentine GAAP been applied in the accompanying financial statements (amounts expressed in millions of Argentine pesos):

	2002	2001		2000
Net (loss) income according to the financial statements, Argentine GAAP in constant pesos	(2,063)	5		(410)
Reversal of inflation restatement		(3)		222

Comparative amounts as per historical financial statements		2		(188)
US GAAP adjustments—Increase (decrease) due to:
—Reversal of inflation restatement and monetary results	(1,277)	—		—
—Deferred income tax	—	(31)		73
—Amortization of goodwill	18	(2)		(2)
—Fair value of premiums paid	—	—		16
—Effects of US GAAP adjustments on ownership interest in related parties:
Cointel	541 (2)	(515	)(1)(2)	(6)
TyC	—	(a	)	(1)
Cablevisión	—	—		2
Atco	—	(1)		1
—Devaluation effect	349	(349)		—
—Effects of US GAAP adjustments in gains (losses) from disposal of ownership interest in Cablevisión, net	—	—		3
—Other	—	—		(a )

Net loss in accordance with US GAAP	(2,432)	(896)		(102)

(a) Less than 0.5 million.

(Accumulated deficit) / Shareholders’ equity according to the financial statements, Argentine GAAP in constant pesos	(1,010)	1,094
Reversal of inflation restatement		(593)

Comparative amounts as per historical financial statements		501
US GAAP adjustments—Increase (decrease)
—Alignment of periods for valuation of Equity interests in related parties (6)	(25)	—
—Reversal of inflation restatement and monetary results		—
—Investment in Cointel	(1,542)
—Goodwill	(306)
—Goodwill—Cointel	46	28
—Effect of US GAAP adjustments on ownership interests in related parties:
Cointel	(26)	(567)
—Push down accounting (additional goodwill) (5)	1,550	1,550
—Devaluation effect	—	(349)

(Accumulated deficit) / Shareholders’ equity in accordance with US GAAP (3)	(1,313)	1,163

Net (Loss) Earning per share per financial statements in accordance with Argentine GAAP in constant Argentine pesos	(5.097)	0.010	(4)	(0.822)
Reversal of inflation restatement		(0.005)		0.445

Comparative amounts as per historical financial statements		0.005		(0.377)

Net loss per share under US GAAP in Argentine pesos
Loss before cumulative effect of changes in accounting principles (see description under 15.c) 4.) in Argentine pesos	(6.009)	(1.753	)(4)	(0.203)
Cumulative effect of changes in accounting principles in Argentine pesos	—	(0.038)		—
Net loss per share under US GAAP in Argentine pesos	(6.009)	(1.791)		(0.203)

Number of shares subscribed, paid in and outstanding
Common	404,729,360	404,729,360		500,000,000

(1)	Includes extraordinary loss, calculated at the Company’s equity interest in Cointel, of 2 million (net of income tax effect of 1 million) which represents the early settlement charge of a termination agreement executed by Cointel.

(2)	In 2001, includes a loss of 570.1 million corresponding to the estimated effect of the devaluation on Cointel and Telefónica´s shareholders’ equity, calculated based on the Company’s ownership interest in such companies, and in 2002 includes a gain of 570.1 million corresponding to such effect that was included in the 2002 net loss according to Argentine GAAP

(3)	As of December 31, 2001 includes, for US GAAP purposes, an additional 10 million (shareholders’ equity decrease) that relates to the adjustments related to Telefónica’s spun-off businesses. See Note 5.1.a). Additionally, as of such date, also includes, for US GAAP purposes, an adjustment of 1.4 million (shareholders’ equity increase) related to “Non-capitalized contributions—Other contributions”. See Note 6.5.

(4)	Earnings (loss) per share are calculated based on the share outstanding before the Company’s voluntary capital stock reduction. See Note 6.6.

(5)	See Note 17.h).

(6)	Corresponds to the effect of the equity interest of the Company in the US GAAP adjustments in Cointel for the three-month period ended December 31, 2001. The historical amount of the equity interest of the Company in Cointel net loss for such period under Argentine GAAP amounted to a loss of 19 million. Such amounts relate to the alignment of periods for valuation of Equity interests in related parties, as described in Note 2.6.c).

e)	Other significant US GAAP disclosure requirements.

The following represent additional financial statement disclosures required under US GAAP:

1.	Disclosures about fair value of financial instruments:

US GAAP requires disclosure of the estimated fair value of the Company’s financial instruments. The following methods and assumptions were used to estimate the fair value of each class of financial instrument.

As of December 31, 2002 and 2001, the carrying amounts of cash, short-term investments, receivables and current payables approximated to their fair value.

As of December 31, 2002, the fair value of TISA’s loan was 1,803 million (calculated using discount rates based on the yield of Telefónica’s bonds as of December 31, 2002). As of December 31, 2001, as a consequence of the economic conditions described in Note 10, the Company could not estimate the fair value of its financial debt, which amounted to US$508.6 million and which was comprised principally of: US$493.3 million of TISA´s loan and US$15.0 million of Negotiable Obligations. On February 12, 2002, the Company cancelled the balance of the principal of Negotiable Obligation Series A that amounted to US$7.0 million plus interest accrued as of such date.

2.	Special compensation plans for Directors and Executive officers amounted to 15 million for the year ended December 31, 2000. There were no loans to the Company´s directors and employees in excess of US$100,000 as of December 31, 2002 and 2001.

3.	Deferred income taxes:

The following table presents the components of the Company’s deferred tax balance (based on a US GAAP balance sheet).

	December 31,
	2002	2001
Deferred income tax assets
Tax benefit of operating loss carryforward	426	16
Tax benefit of specialized losses (1)	61	61
Devaluation effect	—	122
Foreign exchange loss deductible in future years	57
Other	4	—

	548	199

Valuation allowance	(548)	(199)

Total deferred income tax	—	—	(2)

(1)	Correspond to losses from the sale of companies and from financial contracts.

(2)	Deferred tax liabilities in 2001 are less than 0.5 million

The income tax accruals for fiscal years 2002, 2001 and 2000 have been calculated using the effective 35% tax rate.

	December 31,
	2002	2001	2000
Tax loss carryforward at statutory tax rate, on pretax loss in accordance with US GAAP	(848)	(302)	(52)
Non deductible equity in earnings of ownership interests in related parties	499	7	38
Undistributed retained earnings	—	—	(71)
Losses from disposal of ownership interests in related parties	—	—	(39)
Amortization of goodwill and intangible assets	—	6	13
Fair value of premiums paid	—	—	(10)
Variation of valuation allowance	349	136	65
Special compensation plans for Directors and Executive officers and other compensations	—	—	6
US GAAP adjustments to ownership interests in related parties	—	181	1
Other, net	—	3	3

	—	31	(46)

As of December 31, 2002, the Company carries accumulated tax loss carryforwards of 1,390 million that will mature as follows:

Amounts
2004	54
2005	166
2007	1,170

1,390

4.	Statements of operations under US GAAP

Under Argentine GAAP, the Company shows the income resulting from the TESA Arg. Agreement as whole amount under the caption “Other income relating to equity interest in related parties and fees for services provided, net” considering that all amounts charged to TESA Arg. are originated by the same agreement. Under US GAAP, the related income resulting from services provided is recorded as Revenue, and the income attributable to the other obligations under the contract in periods when the company did not receive advisory request from TESA Arg. (see Note 11.3.a) is included in the caption ‘‘Equity interest in related parties” of the Statement of operations under US GAAP (see below). Under US GAAP, the statement of operations for the year ended December 31, 2002 would have been as follows:

December 31, 2002
Equity interests in related parties	(1,386)
Administrative expenses	(3)
Financial gains and losses
On assets	1
On liabilities	(1,036)
Tax on minimum presumed income	(8)

Net loss for the year	(2,432)

f)	Statement of cash flows presentation

In the accompanying statement of cash flows, the Company considers all highly liquid investments with an original maturity of three months or less to be cash and cash equivalents.

The following supplemental statement of cash flows is prepared in accordance with the SEC presentation requirements and following Argentine GAAP valuation policies, except for the effects of inflation accounting, which have been segregated:

December 31, 2002
Cash and cash equivalents at end of year	3
Cash and cash equivalents at beginning of year	3

Subtotal	—
Inflation loss on monetary accounts	2

Increase in cash and cash equivalents	2

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
Cash flows from operating activities	23

Cash flows from financing activities:
Increase in payables to related parties	16
Repayments of debts with related parties	(20)
Repayments of loans	(17)

Total cash flows used in financing activities	(21)

Total increase in cash and cash equivalents	2

g)	Business Segment Information

FASB issued SFAS No.131, “Disclosures about Segments of an Enterprise and Related Information”, that establishes the standards for reporting operating segment information and for interim financial statements. This standard requires reporting operating segment information based on the way that financial information prepared by the entity is organized for senior management for making operating decisions, evaluating performance and allocating resources. Comparative information for earlier years on the same basis of segmentation must also be presented.

According to the method established in SFAS No. 131, the Company identified the following operating segments:

—	Holdings: Includes the Company’s and Cointel’s income, expenses and assets not allocated to any other segment.

—	Telecommunications business: includes the operations of Telefónica and Telefónica’s controlled and affiliated companies.

•	Basic Telephone Services: In 2002 it includes the consolidated operations of Telefónica and its subsidiary Telinver S.A. In 2001 and 2000 it includes the consolidated operations of Telefónica and its subsidiaries Telinver S.A. and Advance; in the latter case until the spin-off described in Note 5.1.a).

•	Cellular services: Corresponds to the operations of TCP until the spin-off described in Note 5.1.a).

—	Cable Television Business: includes the operations of Cablevisión until its sale, through Shosa’s disposal on December 15, 2000.

—	Media Business: until 2001, includes the operations of TyC and Atco and the allocation of TyC’s equity in the income of its affiliates (companies acquired in December 1997), to the various lines of TyC’s consolidated statement of operations. In May 2001, the Company transferred to ACH its ownership interest in TyC and the rights and obligations under TyC shareholders’ agreement. See Note 5.2.a).

The information presented below is prepared based on the following criteria:

—	Total assets: represents the Company’ equity investment, goodwill and receivables of each operating segment. All the figures were prepared based on the Company’s historical financial statements.

—	Statement of operations accounts: figures recomputed by applying each of the segment companies’ direct and indirect percentage of ownership interest in its related companies to the respective consolidated accounts as of each period as disclosed in the statements of operations for the twelve-month period ended December 31, 2002 and twelve-month periods ended September 30, 2001 and 2000, in historical Argentine pesos.

	Year ended December 31, 2002 (in millions of Argentine Pesos)
	Holdings (d)	Telecommunications Business – Basic Telephone Services		Total
Total assets	33	259	(l)	292
Loss of the segment (a)	(1,772)	(1,568)		(3,340	)(b)
Net revenues	—	778		778
Interest income	—	40		40
Interest expense	(236)	(186)		(422)
Depreciation and intangible assets amortization	—	(231	)(i)	(231)

	Year ended December 31, 2001 (in millions of Argentine Pesos)
		Telecommunications Business
	Holdings (d)	Basic Telephone Services		Cellular Services		Media Business		Total (e)
Total assets	25	988	(c)	(c	)	—		1,013
Gain (loss) of the segment (a)	(32)	55		(11	)(g)	(10)		2 (b)
Net revenues	52 (f)	755		60	(g)	54	(k)	921
Interest expense	(62)	(42)		(5	)(g)	(5	)(k)	(114)
Interest income	31	14		—		—		45
Depreciation and intangible assets amortization	(2)	(206	)(i)	(16	)(g)	(3	)(k)	(227)
Income tax	—	(49)		—		(1	)(k)	(50)

	Year ended December 31, 2000 (in millions of Argentine Pesos)
		Telecommunications Business
	Holdings (d)	Basic Telephone Services		Cellular Services	Cable Television (h)	Media Business		Total (e)
Total assets	432	1,017	(c)	(c )	—	82	(j)	1,531
Gain (loss) of the segment (a)	(73)	44		15	(49)	(125	)(j)	(188	)(b)
Net revenues	66 (f)	748		173	189	142		1,318
Interest expense	(114)	(36)		(10)	(55)	(12)		(227)
Interest income	20	12		2	—	1		35
Depreciation and intangible assets amortization	(18)	(226	)(i)	(15)	(69)	(11)		(339)
Income tax	(27)	(52)		—	(2)	(2)		(83)

(a)	Includes the Company’s equity in earnings of each operating segment plus the Company’s and Cointel’s income and expenses allocated to each segment. In 2002 includes 45 million corresponding to other income relating to equity interests in related parties, net.

(b)	Relates to the Company’s net income (loss) for the year.

(c)	Includes Basic Telephone Service and Cellular Service.

(d)	Includes the Company’s and Cointel’s income and expenses not allocated to any other segment. In 2000, it includes the net income for the disposal of Shosa which amounts to a gain of 153.1 million and the Promissory Notes for an amount of U$S395.3 million derived from such disposal. Shosa’s main assets as of the transfer date was its ownership interests in Cablevision. See Note 5.2.b).

(e)	There are certain commercial transactions among the groups of companies which are included in the Telecommunications Business, Cable Television Business (until the disposal date mentioned in Note 5.2.c)) and Media Business; which have not been eliminated, their effect not being material.

(f)	Relates to the services rendered by the Company to related parties.

(g)	Corresponds to the four-month period ended January 31, 2001. See Note 5.1.a).

(h)	Includes Cablevisión results for the twelve-month period ended September 30, 2000. Cablevisión was sold on December 15, 2000. See Notes 5.2.b) and c).

(i)	In 2000 includes depreciation and intangible assets amortization of Basic Telephone Service, Cointel and Shosa, and in 2001 and 2002 includes depreciation and intangible assets amortization of Basic Telephone Service and Cointel.

(j)	Includes certain adjustments made by the Company related to Atco for approximately 95.9 million. See Note 5.1.b).

(k)	Corresponds to the three-month period ended December 31, 2000.

(l)	As per historical values the investment in Cointel amounts to a negative equity interest of 1,280 million.

h)	The transitional disclosure provisions of SFAS 142 require disclosures of what reported income before extraordinary items and net income would have been in all periods presented exclusive of amortization expense (including any related tax effects) recognized in those periods related to goodwill, intangible assets that are no longer being amortized, any deferred credit related to an excess over cost, equity method goodwill, and changes in amortization periods for intangible assets that will continue to be amortized (including any related tax effects). The amortization expense and adjusted net loss in accordance with US GAAP of the Company for the years prior to the period of initial application are as follows:

	December 31,
	2001	2000
Reported net loss in accordance with US GAAP	(896)	(102)
Goodwill amortization	20	39
Equity interest in related parties—effect of goodwill amortization in Cointel	5	5

Adjusted net loss in accordance with US GAAP	(871)	(58)

Net loss per share	(1.791)	(0.203)
Effect of goodwill amortization	0.050	0.088

Adjusted net loss per share	(1.741)	(0.115)

18.    OTHER FINANCIAL STATEMENT INFORMATION

The following tables present additional financial statement disclosures required under Argentine GAAP:

1.    Investments in shares, bonds issued in series and holdings in other companies.

2.    Other investments.

3.    Intangible assets and deferred charges.

4.    Foreign currency assets and liabilities.

5.    Administrative expenses.

18.1.	INVESTMENTS IN SHARES, BONDS ISSUED IN SERIES AND HOLDINGS IN OTHER COMPANIES (stated in millions of constant Argentine pesos of December 31, 2002 – see Notes 2.3. and 2.8.)

	2002						2001
Denomination and features of securities	Class	Face value	Amount	Inflation adjusted cost	Value by equity method	Book value	Book Value
NONCURRENT INVESTMENTS (1)
Investments valued by the equity method:
Cointel	Common Class “A”	0.1	2,245,384,140	1,810	262	262	1,552
	Class “B”	0.1	407,817,358
Atco	Common	1	82,824,771	253	—	—	—	(2)
AC	Common	1	3,600	—	—	—	—
Other investments
Vigil Corp S.A.	—	1	1	—	—	—	—
Telefónica Media Argentina S.A.	—	1	1	—	—	—	—

Total noncurrent investments						262	1,552

(1)	See Notes 2.6.c) and 5.
(2)	Includes certain adjustments made by the Company for approximately 25 million (in constant pesos as of December 31, 2002).

18.1.	INVESTMENTS IN SHARES, BONDS ISSUED IN SERIES AND HOLDINGS IN OTHER COMPANIES (stated in millions of constant Argentine pesos of December 31, 2002 – see Notes 2.3. and 2.8.) (Cont.)

	Information on the issuer
		Latest financial statements
Denomination and features of securities	Main business	Date	Capital stock (4)	Net income (5)	Shareholders’ equity (3)	Total % held of capital
NONCURRENT INVESTMENTS
Cointel	Investments	12-31-02	531	249	566	50.0	%(1)

		Financial statements used for valuation by the equity method
Denomination and features of securities	Year-end (5)	Closing date	Duration of the year (5)	Auditors’ report date	Scope	Auditors’ report
NONCURRENT INVESTMENTS
Cointel	12-31	12-31-02	3 months	02-18-03	Audit	Qualified	(2)

(1)	Relates to common stock.
(2)	Includes a qualified opinion related to the uncertainty of the recoverability of the amount booked of certain noncurrent assets as of December 31, 2002, and Cointel’s and Telefónica’s ability to repay their financial liabilities and continue as a going concern, and to the noncompliance with the new accounting standards, applicable to Cointel, in effect in Buenos Aires City and the lack of disclosure of additional information, as required by such standards.
(3)	Includes 39 of preferred capital.
(4)	Corresponds to face value.
(5)	Corresponds to the three-month fiscal-year due to the change of Cointel’s fiscal year-end from September 30 to December 31 of each year. See Note 5.1.a).

18.2.	OTHER INVESTMENTS (stated in millions of constant Argentine pesos of December 31, 2002 – see Notes 2.3. and 2.8.)

	2002	2001
Main account and features	Book value	Book value
CURRENT INVESTMENTS
US Dollar deposits	—	2

18.3	INTANGIBLE ASSETS AND DEFERRED CHARGES (stated in millions of constant Argentine pesos of December 31, 2002 – see Notes 2.3. and 2.8.)

	2002
	Original value
Main account	At beginning of year		Decrease	At end of year
Goodwill – Cointel	798		—	798
Goodwill – TyC	—		—	—
Issuance cost of Negotiable obligations and long-term financing	61		—	61

Total 2002	859		—	859

Total 2001	954	(1)	(95)	859

Total 2000	1,721		(763)	958

	2002							2001	2000
	Amortization
Main account	At beginning of year		Decrease	For the year		At end of year	Net book value	Net book value	Net book value
Goodwill – Cointel	193		—	39		232	566	605	643
Goodwill – TyC	—		—	—		—	—	—	81
Issuance cost of Negotiable obligations and long-term financing	61		—	—		61	—	—	1

Total 2002	254		—	39		293	566

Total 2001	229	(1)	(16)	41		254		605

Total 2000	225		(115)	123	(2)	233			725

(1)	It does not include 4 million of other deferred charges, which were fully amortized as of December 31, 2000.
(2)	Includes 25 million relating to the accelerated amortization on the issuance cost of Negotiable obligations and long-term financing, included in “Net income related to the Contract-Accelerated amortization on the issuance cost of Negotiable Obligations and long-term financing”. See Notes 3.7. and 7.1.

18.4.	FOREIGN CURRENCY ASSETS AND LIABILITIES

	2002			2001
	Amount in foreign currency (in millions of US$)	Exchange rate	Book amount (in millions of constant pesos)	Amount in foreign currency (in millions of US$)	Book amount (in millions of constant pesos) (1)
Current assets
Cash	—	—	—	—	1
Short-term investments	—	—	—	1	2
Receivables from related parties	—	—	—	10	22

Total assets			—		25

Current liabilities
Accounts payable to related parties	546	3.37	1,840	493	1,076
Bank and other financial payables	—	3.37	1	15	33
Other payables	1	3.37	3	1	2
Accounts payable and accrued liabilities	—	—	—	1	2

Total current liabilities			1,844		1,113

Noncurrent liabilities
Bank and other financial payables	8	3.37	25	—	—

Total noncurrent liabilities			25		—

Total liabilities			1,869		1,113

US$: US dollars.

(1)	In constant pesos as of December 31, 2002. See Note 2.3.

18.5.	ADMINISTRATIVE EXPENSES (stated in millions of constant Argentine pesos of December 31, 2002 – see Notes 2.3. and 2.8.)

	Administrative expenses
Account	2002	2001	2000
Maintenance and office rental	2	3	4
Fees and payments for services	1	5	18
Other	1	1	2
Salaries and social security taxes	—	—	8
Tax on minimum presumed income	—	—	3

Total	4	9	35

19.     SUBSEQUENT EVENTS AS FROM DECEMBER 31, 2002 TO FEBRUARY 21, 2003

Receivables from related parties

As of the date of issuance of these financial statements, the Company collected 17 million related to the agreement described in Note 11.3.a. Such funds were mainly used to settle interests on the loans mentioned in Note 11.3.c. and on the negotiable obligations mentioned in Note 7.1.

Corporate books

On February 12, 2003, the Company complied with a subpoena issued by a federal court, related to the claim N°78,241/2002, requiring the filing with the court of its corporate books for periods on or after July 1999. Because the Company is not party and has not been advised of the nature of the action, in opinion of the Company’s Management the court order is connected with a procedural requirement and will not have any effect on the Company’s financial condition or results.

COMPAÑIA INTERNACIONAL DE TELECOMUNICACIONES S.A.

Consolidated Financial Statements as of

December 31, 2002 and 2001 (unaudited) and as of September 30, 2002 and for the three-month fiscal year ended December 31, 2002,

the three-month period ended December 31, 2001 (unaudited)

and the fiscal years ended September 30, 2002, 2001 and 2000

INDEPENDENT PUBLIC ACCOUNTANT’S REPORT

To the Board of Directors of

Compañía Internacional de Telecomunicaciones S.A.

1.	We have audited the accompanying consolidated balance sheets of Compañía Internacional de Telecomunicaciones S.A. (“the Company”—an Argentine Corporation) and its consolidated subsidiary Telefónica de Argentina S.A. (“Telefónica”) as of December 31, 2002 and September 30, 2002 and the related consolidated statements of operations, cash flows and changes in shareholders’ equity for the three-month fiscal year and the fiscal year then ended, all expressed in constant Argentine pesos (see note 2.2. to the accompanying consolidated financial statements), prepared in accordance with generally accepted accounting principles applicable to consolidated financial statements in Argentina approved by the Professional Council of Economic Sciences of the City of Buenos Aires (“CPCECABA”).

2.	The financial statements mentioned in paragraphs 1 and 6 are the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated financial statements mentioned in paragraph 1, and on the adjustments referred to in paragraph 7, based on our audits with the scope mentioned in paragraph 3.

3.	We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

4.	We have not audited the financial statements of Telinver S.A. (a consolidated subsidiary of Telefónica) as of December 31, 2002 and September 30, 2002 that were used by Telefónica to prepare the consolidated financial statements of Telefónica with its subsidiary as of those dates. The negative equity interest in Telinver S.A. as of December 31, 2002 and September 30, 2002 amounted to $29 million and $31 million, respectively (amounts calculated considering the Company’s indirect ownership interest in such company), and the net income (loss) computed in the consolidated financial statements for the investment in this company amounted to $1 million and $(87) million (amounts calculated considering the Company’s indirect ownership interest in such company), respectively. The financial statements of Telinver S.A. for the fiscal year ended December 31, 2002 and for the nine-month period ended September 30, 2002 were audited by other auditors who issued their reports, which have been provided to us by the Company, dated January 30, 2003 and November 4, 2002, respectively, expressing an unqualified opinion according to generally accepted auditing standards in the United States of America. Those auditors also included an explanatory paragraph in their reports relating to uncertainties for the existence of substantial doubt about Telinver S.A.’s ability to continue as a going concern. Our opinion included in paragraph 5 of this report, insofar as it relates to the amounts included for Telinver S.A., is based on the reports of those auditors.

5.	In our opinion, the consolidated financial statements mentioned in paragraph 1 present fairly, in all material respects, the financial position of the Company and its consolidated subsidiary as of December 31, 2002 and September 30, 2002 and the results of their operations and their cash flows for the three-month fiscal year and the fiscal year then ended, in conformity with generally accepted accounting principles applicable to consolidated financial statements in Argentina approved by the CPCECABA.

6.

The Company’s consolidated financial statements as of and for the fiscal years ended September 30, 2001 and 2000, before their restatement in constant Argentine pesos of December 31, 2002, and the computation of retroactive reclassifications as described in note 2.7 to the accompanying consolidated financial statements and the effects of the adoption of the new Argentine professional accounting principles mandatorily effective to the Company as from the three-month fiscal year ended December 31, 2002 (see paragraph 7 of this report), that are presented for comparative purposes, were audited by other auditors who were members of an international firm that has ceased operations. Those auditors expressed an unqualified opinion according to generally accepted auditing standards in the United States of America on such consolidated financial statements, as stated in their report dated November 16, 2001 (February 26, 2002 with respect to the matters discussed in note 22 to such financial statements) and included explanatory paragraphs in their report for uncertainties related to the existence of a substantial doubt about the Company’s and Telefónica’s ability to continue as a going concern, as well as a description of certain measures adopted by the Argentine Government in response to the Argentine economic crisis, the fact that the recoverability of the booked value of fixed assets of Telefónica’s telecommunication business as of September 30, 2001 depended on the outcome of the ongoing renegotiation of rates and that the effect of the devaluation of the Argentine Peso could cause the Company’s shareholders’ equity to become negative.

7.	Note 2.4 to the consolidated financial statements describes the modifications introduced by new professional accounting principles in Argentina approved by the CPCECABA applicable to the Company. The consolidated financial statements as of and for the fiscal years ended September 30, 2001 and 2000 were restated by the Company to give effect to those principles modifications, which are mandatory as of December 31, 2002. We audited the adjustments described in note 2.4 that were applied to restate the Company’s consolidated financial statements as of September 30, 2001 and 2000. In our opinion, such adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review or apply any procedures to such consolidated financial statements of the Company other than with respect to such adjustments and, accordingly, we do not express an opinion or any other form of assurance on the financial statements as of September 30, 2001 and 2000, taken as a whole.

8.	During 2002 a deep change was implemented in the economic model of Argentina, as well as in the Convertibility Law that was in place since March 1991 (whereby the Argentine peso was pegged at parity with the US dollar). The main consequences of the set of measures adopted by the Argentine Federal Government are (a) the devaluation of the Argentine peso with respect to the US dollar and conversion into pesos of certain assets and liabilities originally denominated in foreign currency; (b) the default on the payment of the Government’ internal and external debt; (c) the introduction of monetary exchange control measures of foreign currency (subsequently, on May 6, 2003, as described in note 21 to the consolidated financial statements, such restrictions have been substantially lifted); (d) the increase in domestic prices, and (e) in the case of Telefónica, the need to renegotiate with the Government future rates that Telefónica will charge to its customers for telecommunications services. As a result of the need to renegotiate with the Government future rates, the amount of future telecommunications service revenues and net cash flows cannot be predicted with certainty. As of December 31, 2002 the recoverability of the net amount booked in fixed assets corresponding to the telecommunications business and minimum presumed income tax credit, totaling $5,447 million and $31 million, respectively (amounts calculated considering the Company’s ownership interest in Telefónica) and of the booked amount of goodwill related to the Company´s investment in Telefónica as of December 31, 2002 of $343 million, may be affected by the outcome of the rate renegotiation and the resulting impact on Telefónica’s operations. Future negative economic developments may result in the adoption of further measures by the Argentine Government, including changes to those measures already adopted. Note 21 to the consolidated financial statements includes references to the notes where the impact on the consolidated financial statements of the measures implemented by the Argentine Government is described.

9.

The consolidated financial statements as of December 31, 2002 and September 30, 2002 have been prepared assuming that the Company and Telefónica will continue as a going concern. As discussed in note 8.1 to the accompanying consolidated financial statements, as of December 31, 2002 consolidated current assets in foreign currency are lower than consolidated current liabilities in foreign currency and it is uncertain whether the Company and Telefónica will obtain refinancing or additional credit lines to be able to pay their current debt. The situations described above and the potential adverse effect of the outcome of the pending rate negotiation mentioned in paragraph 8, give rise to a substantial doubt about the ability of the Company and Telefónica to continue as a going concern. Management´s plans concerning these matters are also described in notes 8.1 and 12 to the consolidated financial statements. The consolidated financial statements as of December 31, 2002 and September 30, 2002 do not include any adjustments or reclassifications that might result from the outcome of these uncertainties.

10.	Accounting principles generally accepted applicable to consolidated financial statements in Argentina vary, in certain significant respects, from generally accepted accounting principles in the United States of America. The application of the latter would have affected the determination of net income (loss) for the three-month fiscal year ended December 31, 2002 and the fiscal year ended September 30, 2002, and the determination of shareholders’ equity and financial position at December 31, 2002 and September 30, 2002, to the extent summarized in Note 22 to the accompanying consolidated financial statements.

Buenos Aires,

June 13, 2003

DELOITTE & Co. S.R.L. C.P.C.E.C.A.B.A. Vol. 1 – F° 3

ALBERTO LOPEZ CARNABUCCI (Partner) Public Accountant – U.B.A. C.P.C.E.C.A.B.A. Vol. 212 – F° 200

[PRICEWATERHOUSE COOPERS LOGO]

Price Waterhouse & Co.

Firma miembro de PricewaterhouseCoopers

Av. A. Moreau de Justo 270, Piso 2°

C1107AAF Ciudad de Buenos Aires

Tel. (54-11) 4319-4600

Fax (54-11) 4315-6448/9

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of

Telinver S.A.

In our opinion, the accompanying balance sheet and the related statement of operations, of changes in shareholders’ deficit and of cash flows present fairly, in all material respects, the financial position of Telinver S.A. at December 31, 2002, and the result of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in Argentina. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion. The financial statements of Telinver S.A. at December 31, 2001, were audited by other independent accountants who have ceased operations. Those independent accountants expressed an unqualified opinion including an explanatory paragraph describing an uncertainty about the entity’s ability to continue as a going concern on those financial statements in their report dated February 26, 2002.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company’s continuation as a going concern is dependent upon, among other things, the achievement of future profitable operations and the ability to generate sufficient cash from operations, public and private financing and other funding sources to meet its obligations. As discussed in Notes 7 and 11 to the financial statements, the Company has a Ps.45.1 million shareholders’ deficit and a Ps.80.4 million working capital deficiency at December 31, 2002. In addition, the Company has suffered a Ps.122.2 million net loss and a Ps.14.6 million operating loss during the year then ended. Furthermore, as described in Note 15 to the financial statements, during the year ended December 31, 2002, the Company was negatively impacted by the Argentine’s government’s adoption of various economic measures and the devaluation of the Argentine peso. These circumstances raise substantial doubt about the Company’s ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Accounting principles generally accepted in Argentina vary in certain important respects from accounting principles generally accepted in the United States of America and as allowed by Item 18 to Form 20-F. The application of the latter would have affected the determination of net loss for the year ended December 31, 2002 and the determination of total shareholders’ deficit as of December 31, 2002 to the extent summarized in Note 16 to the financial statements.

/s/ Pricewaterhouse Coopers

Buenos Aires, Argentina

January 30, 2003

[PRICEWATERHOUSE COOPERS LOGO]

Price Waterhouse & Co.

Firma miembro de PricewaterhouseCoopers

Av. A. Moreau de Justo 270, Piso 2°

C1107AAF Ciudad de Buenos Aires

Tel. (54-11) 4319-4600

Fax (54-11) 4315-6448/9

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of

Telinver S.A.

In our opinion, the accompanying balance sheet and the related statement of operations, of changes in shareholders’ deficit and of cash flows present fairly, in all material respects, the financial position of Telinver S.A. at September 30, 2002, and the result of its operations and its cash flows for the nine-month period then ended in conformity with accounting principles generally accepted in Argentina. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion. The financial statements of Telinver S.A. at September 30, 2001, were audited by other independent accountants who have ceased operations. Those independent accountants expressed an unqualified opinion on those financial statements in their report dated November 13, 2001.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company’s continuation as a going concern is dependent upon, among other things, the achievement of future profitable operations and the ability to generate sufficient cash from operations, public and private financing and other funding sources to meet its obligations. As discussed in Notes 7 and 11 to the financial statements, the Company has a Ps.47.5 million shareholders’ deficit and a Ps.84.8 million working capital deficiency at September 30, 2002. In addition, the Company has suffered a Ps.125.6 million net loss and a Ps.9.1 million operating loss during the nine-month period then ended. Furthermore, as described in Note 16 to the financial statements, during the nine-month period ended September 30, 2002, the Company was negatively impacted by the Argentine’s government’s adoption of various economic measures and the devaluation of the Argentine peso. These circumstances raise substantial doubt about the Company’s ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Accounting principles generally accepted in Argentina vary in certain important respects from accounting principles generally accepted in the United States of America and as allowed by Item 18 to Form 20-F. The application of the latter would have affected the determination of net loss for the nine-month period ended September 30, 2002 and the determination of total shareholders’ deficit as of September 30, 2002 to the extent summarized in Note 17 to the financial statements.

/s/ PricewaterhouseCoopers

Buenos Aires, Argentina

November 4, 2002

REPORT OF INDEPENDENT PUBLIC

ACCOUNTANTS

To

COMPAÑIA INTERNACIONAL

DE TELECOMUNICACIONES S.A.:

1. We have audited the accompanying consolidated balance sheets of Compañía Internacional de Telecomunicaciones S.A. (an Argentine corporation) and its consolidated subsidiaries as of September 30, 2001 and 2000 and the related consolidated statements of income, cash flows and changes in shareholders’ equity for the years ended September 30, 2001, 2000 and 1999, all expressed in Argentine pesos (Note 2.3.). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

2. We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3. As described in Note 22. to the accompanying consolidated financial statements, subsequent to November 16, 2001, the date of our original report, a deep change has been implemented in the economic model of Argentina as well as in the Convertibility Law that was in place since March 1991 (whereby the Argentine peso was pegged at parity with the US dollar). The main consequences of the set of measures adopted by the Argentine Federal Government, which are detailed in the above mentioned note, are (a) the devaluation of the Argentine peso with respect to the US dollar and de-dollarization of certain assets and liabilities in foreign currency held in the country; (b) the implementation of restrictions on the withdrawal of funds deposited with financial institutions; (c) the restriction on transfers abroad on account of financial loan principal service and dividend distributions without prior authorization from the Banco Central de la República Argentina; (d) the increase in domestic prices and (e) in the case of Telefónica de Argentina S.A. (“Telefónica”), the need to renegotiate with the Argentine Federal Government future rates that Telefónica will charge to its customers for telecommunications services (Notes 12.1. and 22.). The future development of the economic crisis may require further measures from the Argentine Federal Government. The accompanying consolidated financial statements should be read taking into account the issues mentioned above. The recoverability of the amount booked as of September 30, 2001 in fixed assets corresponding to the telecommunications business of Telefónica totaling 2,911 million, considering the Company’s ownership interest in such company, depends on the effect that the outcome of the rate renegotiation may have on Telefónica’s operations. Additionally, the estimated effect of the devaluation on the Company’s shareholders’ equity, after computing the exchange difference that should be capitalized on the basis of effective accounting standards in Argentina, could cause the Company to fall within one of the mandatory capital reduction events or within a dissolution event (if the Company’s shareholders’ equity becomes negative) provided by sections 206 and 94 of the Business Associations Law effective in Argentina.

4. In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Compañía Internacional de Telecomunicaciones S.A. and its consolidated subsidiaries as of September 30, 2001 and 2000 and the results of their operations and their cash flows for the years ended September 30, 2001, 2000 and 1999 in conformity with generally accepted accounting principles applicable to consolidated financial statements in Argentina (“Argentine GAAP”).

5. The financial statements as of September 30, 2001 have been prepared assuming that the Company and Telefónica will continue as a going concern. As discussed in paragraph 3. and further in Note 22. to the accompanying consolidated financial statements, subsequent to November 16, 2001, the date of our original report, a deep change has been implemented in the economic model of Argentina, as well as in the Convertibility Law that was in place since March 1991 (whereby the Argentine peso was pegged at parity with the US dollar). The Company’s consolidated current assets in foreign currency are lower than the respective current liabilities in foreign currency as of September 30, 2001 and it is uncertain whether, owing to the macroeconomic situation described in Note 22., the Company and Telefónica will obtain refinancing or additional credit lines to be able to pay their current debts or whether the Banco Central de la República Argentina will authorize transfers abroad to pay to foreign creditors. The situations described above and the potential adverse effect of the outcome of the pending rate negotiation of Telefónica mentioned in paragraph 3., give rise to a substantial doubt about the Company and Telefónica’s ability to continue as a going concern. The financial statements as of September 30, 2001 do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result from the outcome of these uncertainties.

6. Accounting practices of the Company used in preparing the accompanying consolidated financial statements conform with Argentine GAAP, but do not conform with accounting principles generally accepted in the United States of America (“US GAAP”). A description of the significant differences between Argentine GAAP and US GAAP and the approximate effect of those differences on consolidated net income and shareholders’ equity are set forth in Note 18 of the Notes to the consolidated financial statements.

Buenos Aires,	PISTRELLI, DIAZ Y ASOCIADOS
November 16, 2001, except with respect	C.P.C.E.C.F. Vol. 1—Fol. 8
matters discussed in Note 22. as to which the
date is February 26, 2002
EDUARDO C. CODURI Partner Certified Public Accountant Buenos Aires University C.P.C.E.C.F. Vol. 163—Fol. 202

COMPAÑIA INTERNACIONAL DE TELECOMUNICACIONES S.A.

Registered Address: Av. Ingeniero Huergo 723—Ground floor, Buenos Aires(1)

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2002 AND 2001 AND AS OF SEPTEMBER 30, 2002

AND FOR THE THREE-MONTH FISCAL YEAR ENDED DECEMBER 31, 2002(2),

THE THREE-MONTH PERIOD ENDED DECEMBER 31, 2001

AND THE FISCAL YEARS ENDED SEPTEMBER 30, 2002, 2001 AND 2000

Principal Business:	Direct or indirect participation in businesses related to the areas of telecommunications, media and energy.

Registration with the Public Registry of Commerce:

—    Of the articles of incorporation: October 4, 1990.

—    Of the last change to the bylaws: January 21, 2003(2).

Registration number with the “Inspección General de Justicia” (“IGJ” the governmental regulatory agency of corporations): 1,528,250.

Duration of the corporation: through October 1, 2089.

Fiscal year-end: December 31(2).

Capital structure: See Note 6.

(1)	Corresponding to the new Company’s corporate address, which was changed by the Board of Directors on April 7, 2003.
(2)	See Note 2.3.

COMPAÑIA INTERNACIONAL DE TELECOMUNICACIONES S.A.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2002 AND 2001 AND AS OF SEPTEMBER 30, 2002

Amounts stated in millions of constant Argentine pesos of December 31, 2002—see Note 2.2.

(See Notes 2.1. and 2.4.)

	December 31, 2002	December 31, 2001	September 30, 2002
		(unaudited)
CURRENT ASSETS
Cash and banks (Note 3.1.a)	46	82	61
Investments (Note 24.a) and b)	351	70	290
Trade receivables (Note 3.1.b)	313	1,408	421
Other receivables (Note 3.1.c)	193	216	198
Inventories (Note 3.1.d)	17	39	45
Other assets (Note 3.1.e)	3	—	3

Total current assets	923	1,815	1,018

NONCURRENT ASSETS
Trade receivables (Note 3.1.b)	5	24	7
Other receivables (Note 3.1.c)	112	130	125
Investments (Note 24.a)	18	16	19
Fixed assets (Note 24.c)	8,417	9,649	8,702
Intangible assets and deferred charges (Note 24.d)	86	77	81

Subtotal	8,638	9,896	8,934

Goodwill on investments in companies (Note 3.1.k)	343	398	349

Total noncurrent assets	8,981	10,294	9,283

Total assets	9,904	12,109	10,301

CURRENT LIABILITIES
Trade payables (Note 3.1.f)	415	677	462
Bank and other financial payables (Note 3.1.g)	3,661	2,664	4,045
Payroll and social security taxes payable (Note 3.1.h)	72	143	74
Taxes payable (Note 3.1.i)	95	214	79
Other payables (Note 3.1.j)	54	116	57
Reserves (Note 24.e)	3	6	2

Total current liabilities	4,300	3,820	4,719

NONCURRENT LIABILITIES
Trade payables (Note 3.1.f)	68	70	69
Bank and other financial payables (Note 3.1.g)	3,876	2,693	4,224
Payroll and social security taxes payable (Note 3.1.h)	28	85	33
Taxes payable (Note 3.1.i)	—	50	—
Other payables (Note 3.1.j)	65	113	71
Reserves (Note 24.e)	159	194	127

Total noncurrent liabilities	4,196	3,205	4,524

Total liabilities	8,496	7,025	9,243
MINORITY INTEREST IN SUBSIDIARIES	842	2,032	741
SHAREHOLDERS’ EQUITY (per related statement)	566	3,052	317

Total liabilities, minority interest in subsidiaries and shareholders’ equity	9,904	12,109	10,301

The accompanying Notes 1 to 26 are an integral part of these financial statements.

MARIO EDUARDO VAZQUEZ Vicepresident

COMPAÑIA INTERNACIONAL DE TELECOMUNICACIONES S.A.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE-MONTH FISCAL YEAR ENDED DECEMBER 31, 2002,

THE THREE-MONTH PERIOD ENDED DECEMBER 31, 2001

AND THE FISCAL YEARS ENDED SEPTEMBER 30, 2002, 2001 AND 2000(1)

Amounts stated in millions of constant Argentine pesos of December 31, 2002, except for per share amounts which are stated in Argentine pesos, see Note 2.2.

(See Notes 2.1. and 2.4.)

	December 31, 2002	December 31, 2001	September 30, 2002	September 30, 2001	September 30, 2000
		(unaudited)
NET REVENUES	620	1,414	3,832	6,112	6,453
COST OF SERVICES PROVIDED (Note 3.1.l)	(498)	(763)	(2,459)	(3,094)	(3,734)

Gross profit	122	651	1,373	3,018	2,719
ADMINISTRATIVE EXPENSES (Note 24.h)	(100)	(153)	(489)	(625)	(493)
SELLING EXPENSES (Note 24.h)	(69)	(382)	(752)	(912)	(456)
DEPRECIATION OF GOODWILL ON INVESTMENTS IN COMPANIES (Note 3.1.k.)	(6)	(9)	(52)	(29)	(37)

Operating (loss) income	(53)	107	80	1,452	1,733
GAIN (LOSS) ON EQUITY INVESTMENTS	1	(9)	(8)	(4)	(9)
FINANCIAL INCOME (LOSS) ON ASSETS, NET (Note 24.h)	45	15	(744)	(105)	205
FINANCIAL INCOME (LOSS) ON LIABILITIES, NET (Note 24.h)	407	(105)	(3,296)	(475)	(497)
UNUSUAL ITEMS (Note 24.h)	—	—	—	(15)	—
OTHER EXPENSES, NET (Note 24.h)	(51)	(52)	(153)	(247)	(327)

Income (loss) for the year/period before income tax and minority interest in subsidiaries	349	(44)	(4,121)	606	1,105
INCOME TAX (Note 2.5.k)	—	(168)	(119)	(280)	(391)
MINORITY INTEREST IN SUBSIDIARIES	(100)	12	1,305	(267)	(358)

Net income (loss) for the year/period from continuing operations	249	(200)	(2,935)	59	356
NET LOSS OF TELEFONICA’S SPUN-OFF BUSINESSES (Note 4.2.)	—	—	—	(15)	(24)

Net income (loss) for the year/period	249	(200)	(2,935)	44	332

Net earnings (losses) per common share for the year/period(2)	0.047	(0.038)	(0.553)	0.008	0.063

(1)	See Note 2.3.
(2)	Basic and diluted earnings (loss) per common share, stated in Argentine pesos, calculated considering Cointel’s net income (loss) for the year/period after deducting preferred dividends, divided by the average number of common shares of the year/period (see Note 5.).

The accompanying Notes 1 to 26 are an integral part of these financial statements.

MARIO EDUARDO VAZQUEZ Vicepresident

COMPAÑIA INTERNACIONAL DE TELECOMUNICACIONES S.A.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE THREE-MONTH FISCAL YEAR ENDED DECEMBER 31, 2002(a)

Amounts stated in millions of constant Argentine pesos of December 31, 2002—see Note 2.2.

(See Notes 2.1. and 2.4.)

	Shareholders’ contributions
	Common			Preferred
	Capital stock			Capital stock
Description	Face value	Adjustment to capital stock	Premium on share issue	Face value	Adjustment to capital stock	Adjustment to Redemption value	Subtotal
Balances as of September 30, 2002	531	1,549	34	14	44	(20)	2,152
Adjustment to preferred stock’s redemption value(b)	—	(1)	—	—	—	1	—
Net income for the three-month fiscal year ended December 31, 2002	—	—	—	—	—	—	—

Balances as of December 31, 2002	531	1,548	34	14	44	(19)	2,152

	Retained earnings (losses)				Total
Description	Legal reserve	Reserve for Future Dividends	Unappropriated earnings (losses)
Balances as of September 30, 2002	224	832	(2,891)		317
Adjustment to preferred stock’s redemption value(b)	—	—	—		—
Net income for the three-month fiscal year ended December 31, 2002	—	—	249		249

Balances as of December 31, 2002	224	832	(2,642	)(c)	566

(a)	See Note 2.3.
(b)	See Note 5.
(c)	See Note 20.

The accompanying Notes 1 to 26 are an integral part of these financial statements.

MARIO EDUARDO VAZQUEZ Vicepresident

COMPAÑIA INTERNACIONAL DE TELECOMUNICACIONES S.A.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE THREE-MONTH PERIOD ENDED DECEMBER 31, 2001 (unaudited)

Amounts stated in millions of constant Argentine pesos of December 31, 2002—see Note 2.2.

(See Notes 2.1. and 2.4.)

	Shareholders’ contributions
	Common			Preferred
	Capital stock			Capital stock
Description	Face value	Adjustment to capital stock	Premium on share issue	Face value	Adjustment to capital stock	Adjustment to redemption value	Subtotal
Balances as of September 30, 2001	531	1,527	34	14	44	2	2,152
Net loss for the three-month period ended December 31, 2001	—	—	—	—	—	—	—

Balances as of December 31, 2001	531	1,527	34	14	44	2	2,152

	Retained earnings (losses)			Total
Description	Legal reserve	Reserve for future dividends	Unappropriated earnings (losses)
Balances as of September 30, 2001	224	832	44	3,252
Net loss for the three-month period ended December 31, 2001	—	—	(200)	(200)

Balances as of December 31, 2001	224	832	(156)	3,052

The accompanying Notes 1 to 26 are an integral part of these financial statements.

MARIO EDUARDO VAZQUEZ Vicepresident

COMPAÑIA INTERNACIONAL DE TELECOMUNICACIONES S.A.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEAR ENDED SEPTEMBER 30, 2002

Amounts stated in millions of constant Argentine pesos of December 31, 2002—see Note 2.2.

(See Notes 2.1. and 2.4.)

	Shareholders’ contributions
	Common			Preferred			Subtotal
	Capital stock	Adjustment to capital stock	Premium on share issue	Capital stock
Description	Face value			Face value	Adjustment to capital stock	Adjustment to redemption value
Balances as of September 30, 2001	531	1,527	34	14	44	2	2,152
Adjustment to preferred stock’s redemption value(a)	—	22	—	—	—	(22)	—
Net loss for the fiscal year ended September 30, 2002	—	—	—	—	—	—	—

Balances as of September 30, 2002	531	1,549	34	14	44	(20)	2,152

	Retained earnings (losses)			Total
Description	Legal Reserve	Reserve for future dividends	Unappropriated earnings (losses)
Balances as of September 30, 2001	224	832	44	3,252
Adjustment to preferred stock’s redemption value(a)	—	—	—	—
Net loss for fiscal year ended September 30, 2002	—	—	(2,935)	(2,935)

Balances as of September 30, 2002	224	832	(2,891)	317

(a)	See Note 5.

The accompanying Notes 1 to 26 are an integral part of these financial statements.

MARIO EDUARDO VAZQUEZ Vicepresident

COMPAÑIA INTERNACIONAL DE TELECOMUNICACIONES S.A.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEAR ENDED SEPTEMBER 30, 2001

Amounts stated in millions of constant Argentine pesos of December 31, 2002—see Note 2.2.

(See Notes 2.1. and 2.4.)

Shareholders’ contributions
	Common			Preferred			Subtotal
	Capital stock	Adjustment to capital stock	Premium on share issue	Capital stock
Description	Face value			Face value	Adjustment to capital stock	Adjustment to redemption value
Balances as of September 30, 2000	531	1,527	34	17	53	2	2,164
Resolutions approved by the Regular Shareholders’ Meeting of December 18, 2000:
—Legal Reserve	—	—	—	—	—	—	—
—Reserve for future dividends	—	—	—	—	—	—	—
Resolutions approved by the Special Shareholders’ Meeting of April 30, 2001:
—Redemption of preferred stock	—	—	—	(3)	(9)	—	(12)
—Cash dividend, Class A preferred shares	—	—	—	—	—	—	—
—Cash dividend, Class B preferred shares	—	—	—	—	—	—	—
Effect of Telefónica’s spun-off businesses	—	—	—	—	—	—	—
Net income for the year ended September 30, 2001	—	—	—	—	—	—	—

Balances as of September 30, 2001	531	1,527	34	14	44	2	2,152

	Retained earnings (losses)			Total
Description	Legal reserve	Reserve for future dividends	Unappropriated earnings (losses)
Balances as of September 30, 2000	208	557	307	3,236
Resolutions approved by the Regular Shareholders’ Meeting of December 18, 2000:
—Legal Reserve	16	—	(16)	—
—Reserve for future dividends	—	281	(281)	—
Resolutions approved by the Special Shareholders’ Meeting of April 30, 2001:
—Redemption of preferred stock	—	—	—	(12)
—Cash dividend, Class A preferred shares	—	(1)	—	(1)
—Cash dividend, Class B preferred shares	—	(5)	—	(5)
Effect of Telefónica’s spun-off businesses	—	—	(10)	(10)
Net income for the year ended September 30, 2001	—	—	44	44

Balances as of September 30, 2001	224	832	44	3,252

The accompanying Notes 1 to 26 are an integral part of these financial statements.

MARIO EDUARDO VAZQUEZ Vicepresident

COMPAÑIA INTERNACIONAL DE TELECOMUNICACIONES S.A.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEAR ENDED SEPTEMBER 30, 2000

Amounts stated in millions of constant Argentine pesos of December 31, 2002—see Note 2.2.

(See Notes 2.1. and 2.4.)

Shareholders’ contributions
	Common			Preferred			Subtotal
	Capital stock	Adjustment to capital stock	Premium on share issue	Capital stock
Description	Face value			Face value	Adjustment to capital stock	Adjustment to redemption value
Balances as of September 30, 1999	531	1,527	34	20	62	2	2,176
Modification of Balances as of September 30, 1999 (see Note 2.4.a)2.	—	—	—	—	—	—	—

Modified Balances as of September 30, 1999	531	1,527	34	20	62	2	2,176
Resolutions approved by the Regular Shareholders’ Meeting of December 21, 1999:
—Legal Reserve	—	—	—	—	—	—	—
—Reserve for future dividends	—	—	—	—	—	—	—
Board of directors’ resolutions of January 11 and July 21, 2000 voting cash dividends (0.03 (a) per share)	—	—	—	—	—	—	—
Resolutions approved by the Special Shareholders’ Meeting of April 30, 2000:
—Redemption of preferred stock	—	—	—	(3)	(9)	—	(12)
—Cash dividend, Class A preferred shares	—	—	—	—	—	—	—
—Cash dividend, Class B preferred shares	—	—	—	—	—	—	—
Net income for the year ended September 30, 2000	—	—	—	—	—	—	—

Balances as of September 30, 2000	531	1,527	34	17	53	2	2,164

	Retained earnings (losses)			Total
Description	Legal reserve	Reserve for future dividends	Unappropriated earnings (losses)
Balances as of September 30, 1999	193	573	308	3,250
Modification of Balances as of September 30, 1999 (see Note 2.4.a)2.	—	—	(26)	(26)

Modified Balances as of September 30, 1999	193	573	282	3,224
Resolutions approved by the Regular Shareholders’ Meeting of December 21, 1999:
—Legal Reserve	15	—	(15)	—
—Reserve for future dividends	—	292	(292)	—
Board of directors’ resolutions of January 11 and July 21, 2000 voting cash dividends (0.03 (a) per share)	—	(301)	—	(301)
Resolutions approved by the Special Shareholders’ Meeting of April 30, 2000:
—Redemption of preferred stock	—	—	—	(12)
—Cash dividend, Class A preferred shares	—	(1)	—	(1)
—Cash dividend, Class B preferred shares	—	(6)	—	(6)
Net income for the year ended September 30, 2000	—	—	332	332

Balances as of September 30, 2000	208	557	307	3,236

(a)	Historical value.

The accompanying Notes 1 to 26 are an integral part of these financial statements.

MARIO EDUARDO VAZQUEZ Vicepresident

COMPAÑIA INTERNACIONAL DE TELECOMUNICACIONES S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS(1)(9)

FOR THE THREE-MONTH FISCAL YEAR ENDED DECEMBER 31, 2002(2),  THE THREE-MONTH PERIOD ENDED DECEMBER 31, 2001 AND

THE FISCAL YEARS ENDED SEPTEMBER 30, 2002, 2001 AND 2000

Amounts stated in millions of constant Argentine pesos of December 31, 2002—see Note 2.2.

(See Notes 2.1. and 2.4.)

	December 31, 2002	December 31, 2001	September 30, 2002	September 30, 2001	September 30, 2000
		(unaudited)
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents at end of year/period	397	152	351	71	881
Cash and cash equivalents at beginning of year	351	71	71	881	477

Increase (decrease) in cash and cash equivalents	46	81	280	(810)	404

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
Cash flows from continuing operating activities:
Net income (loss) for the year/period	249	(200)	(2,935)	44	332
Net loss of Telefónica’s spun off businesses	—	—	—	15	24
Adjustments to reconcile net income (loss) for year/period to net cash provided by continuing operating activities:
Income tax	—	168	119	280	391
Financial expenses(3)	(620)	20	3,260	168	(83)
Fixed assets depreciation	311	362	1,394	1,338	1,510
Material consumption	10	13	65	66	56
Net book value of fixed assets retired	2	—	4	24	57
Net book value of goodwill on investment in companies retired	—	—	6	—	—
Depreciation of intangible assets and deferred charges	4	2	14	19	26
Depreciation of goodwill on investments in companies	6	9	52	29	37
Cost of goods sold	29	19	23	172	107
Increase in allowances and reserves(4)	58	280	539	452	259
(Income) / Loss on equity investments	(1)	9	8	4	9
Holding (gain) losses in inventories	(1)	—	10	—	—
Minority interest in subsidiaries	100	(12)	(1,305)	267	358
Payment of dividends to minority shareholders	—	(115)	(115)	(161)	(320)
Impairment in value of inventories	—	—	—	24	7
Decrease in noncurrent investments	—	—	—	—	41
Changes in assets and liabilities:
Trade receivables	142	(119)	55	(267)	(577)
Other receivables(8)	78	(32)	(57)	(204)	(18)
Inventories	1	(4)	(24)	(175)	(145)
Trade payables	(45)	35	(109)	(207)	(137)
Payroll and social security taxes payable	(9)	4	6	(83)	15
Taxes payable	(75)	32	(130)	17	58
Other payables	(8)	22	(14)	8	11
Reserves	—	—	—	—	(4)
Interest collected	20	7	28	36	34
Income tax paid	—	(84)	(38)	(400)	(403)

Total cash flows from continuing operating activities	251	416	856	1,466	1,645

Cash flows used in investing activities:
Increase on equity investments	—	—	—	(11)	(20)
Increase in other noncurrent investments	—	—	—	(65)	20
Purchases of fixed assets(5)(6)	(37)	(208)	(306)	(844)	(943)

Total cash flows used in continuing investing activities	(37)	(208)	(306)	(920)	(943)

Cash flows (used in) provided by continuing financing activities:
Increase in bank and other financial payables	33	181	299	3,588	3,956
Decrease in bank and other financial payables	—	(259)	(265)	(4,350)	(2,862)
Redemption of preferred stock	—	—	—	(12)	(12)
Payment of cash dividends	—	—	—	(6)	(308)
Increase in intangible assets(7)	(8)	—	(5)	(13)	—
Interest paid	(193)	(49)	(299)	(580)	(583)

Total cash flows (used in) provided by continuing financing activities	(168)	(127)	(270)	(1,373)	191
Spun-off assets	—	—	—	(144)	—
Cash flows provided by (used in) Telefónica’s spun-off businesses	—	—	—	161	(489)

Total increase (decrease) in cash and cash equivalents	46	81	280	(810)	404

MARIO EDUARDO VAZQUEZ Vicepresident

(1)	Cash and cash equivalents (current investments) with an original maturity not exceeding three months are considered to be cash and cash equivalents which totals: (i) 46 million and 351 million, respectively, as of December 31, 2002; and (ii) 61 million and 290 million, respectively, as of September 30, 2002 (cash at the beginning of the fiscal year).
(2)	See Note 2.3.
(3)	Includes those not involving cash flows. In December 31, 2002 and September 30, 2002, net of 18 million and 33 million, respectively, corresponding to the exchange difference net of monetary gain originated by cash and cash equivalents in foreign currency, respectively. In December 31, 2002 and September 30, 2002, net of 3 million and 54 million, respectively, corresponding to inflation loss originated by local currency cash and cash equivalents.
(4)	Net of allowance for deferred tax assets.
(5)	In September 30, 2002, net of 29 million of capitalized exchange differences.
(6)	In September 30, 2002, 2001 and 2000, net of 14 million, 40 million and 180 million, respectively, financed by bank and financial payables.
(7)	In December 31, 2002 and September 30, 2002, net of 1 million and 11 million, respectively, financed by trade payables.
(8)	In September 30, 2001, net of 203 million related to the settlement of intercompany receivables, through the assignment of financial loans and of 65 million related to reclassification of Patriotic Bond from noncurrent investments to other noncurrent receivables.
(9)	Indirect method.

The accompanying Notes 1 to 26 are an integral part of these financial statements.

MARIO EDUARDO VAZQUEZ Vicepresident

COMPAÑIA INTERNACIONAL DE TELECOMUNICACIONES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2002 AND 2001 (UNAUDITED) AND AS OF SEPTEMBER 30, 2002 AND FOR THE THREE-MONTH FISCAL YEAR ENDED DECEMBER 31, 2002, THE THREE-MONTH PERIOD ENDED DECEMBER 31, 2001 (UNAUDITED) AND THE FISCAL YEARS ENDED SEPTEMBER 30, 2002, 2001 AND 2000 (See Notes 2.1. and 2.3.)

Amounts stated in Argentine pesos of each transaction (except where expressly indicated that figures are stated other currency)—see Note 2.2.

1.	CORPORATE OBJECTIVE

Compañía Internacional de Telecomunicaciones S.A. (“Cointel” or “the Company”) controls Telefónica de Argentina S.A. (“Telefónica”) which has a license for an unlimited period of time to provide Basic Telephone Services to the Southern Region of Argentina. The license, as granted, was exclusive through November 8, 1997, with the possibility of a three-year extension. On March, 1998 the National Executive Power has issued Decree No. 264/98 which generally extended the period of exclusivity with respect to the provision of Basic Telephone Services until late 1999 and over time opening the telecommunications sector in Argentina to increased competition. In this context, the Secretary of Communications (“SC”) issued Resolution No. 1,686/99, which provided that the transition period to competition in telecommunications ended on October 10, 1999. In this respect, on March 31, 1999, Telefónica signed a contract with the SC whereby Telefónica was granted a license for an unlimited period of time to provide local, domestic and international long-distance telephone services and telex services in the Northern Region of Argentina. Telefónica´s obligations under this license, mainly relate to service quality and coverage of the areas to be serviced. Additionally, on June 9, 2000 the National Executive Power issued Decree No. 465/00, which provides for the total deregulation of the telecommunication market since November 9, 2000. On September 3, 2000, the National Executive Power issued Decree No. 764/2000 which, in the context of such deregulation approved the Rules for Licenses for Telecommunication Services, the Rules for Interconnection, the Rules for Universal Service and the Rules for the Management and Control of Radioelectric Spectrum. (See Notes 7. and 12.).

Additionally, on April 10, 2002, Telefónica’s General Ordinary and Special Shareholders’ Meetings approved an amendment to the corporate purpose. The corporate purpose was broadened for Telefónica to be able to engage in other types of businesses not strictly related to rendering telecommunications services, including: purchasing equipment, infrastructure, and telecommunications-related goods, as well as rendering any type of services, such as consulting and accounting, human resources and tax administration services. In view of the broadening of the corporate purpose, it is necessary to obtain the related authorization of the telecommunication regulatory authorities. The related request has been made to the SC and is pending. Therefore, the mentioned changes to Telefónica’s corporate purpose are subject to administrative approval by the SC.

Telefónica, S.A. (“TESA”), formerly known as Telefónica de España S.A., a Spanish company, indirectly controlling the Company, has carried out a plan to make a global reorganization of its group operations by line of business. As a result of such reorganization, Telefónica and, consequently, the Company, no longer hold an interest in certain companies indirectly controlled by them. See Note 4.

2.	SIGNIFICANT ACCOUNTING POLICIES

2.1.	Consolidated financial statements

Following the procedure established by Technical Resolution (“RT”) No. 4, and the modifications introduced by RT No. 19 of the Governance Board of the Argentine Federation of Professional Councils in Economic Sciences (“FACPCE”) (see Note 2.4.), and the applicable standards of the National Securities Commission (Comisión Nacional de Valores or “CNV”), the Company has

consolidated, line by line, its balance sheet as of December 31, 2002 with the consolidated balance sheet included in the consolidated financial statements of Telefónica and its subsidiary Telinver S.A. (“Telinver”) as of December 31, 2002, also computing the adjustments reported by Telefónica for the effect of the application of new accounting principles, in accordance with accounting principles consistent to those used by the Company, with regard to material balances and transactions, companies in which Cointel holds sufficient votes to determine the corporate will whether directly or indirectly. Moreover, due to Telefónica’s fiscal year-end date change (see Note 2.11.) the Company has consolidated, line by line, its statements of operations and cash flows for the three-month fiscal year ended December 31, 2002 by subtracting from the amounts corresponding to the consolidated statements of operations and cash flows included in the consolidated financial statements of Telefónica for the fiscal year ended December 31, 2002, the amounts corresponding to the consolidated statements of operations and cash flows included in the consolidated financial statements of Telefónica for the nine-month period ended September 30, 2002. Additionally, the Company has consolidated, line by line, its balance sheet as of September 30, 2002 with the consolidated balance sheet included in the consolidated financial statements of Telefónica and its subsidiary Telinver as of September 30, 2002. Moreover, due to Telefónica’s fiscal year-end date change (see Note 2.11.) the Company has consolidated, line by line, its statements of operations and cash flows for the year ended September 30, 2002 using the consolidated statements of operations and cash flows included in the consolidated financial statements of Telefónica for the three-month fiscal year ended December 31, 2001, plus the consolidated statements of operations and cash flows included in the consolidated financial statements of Telefónica for the nine-month period ended September 30, 2002.

On February 18, 2003, the Company issued the financial statements as of December 31, 2002 and 2001 and for the three-month fiscal year ended December 31, 2002 and for the three-month period ended December 31, 2001, which had been prepared not applying the new professional accounting principles mentioned in note 2.4., because the Company had opted not to early adopt the new principles, as permitted by the rules of the CNV. To the aforementioned date the Company was not able to quantify the final effect of the new principles on its above-mentioned consolidated financial statements.

As of the date of issuance of these financial statements, the Company has concluded the analysis of the effect of the application of the new principles and, consequently, as described in Note 2.4., these financial statements have been prepared in accordance with generally accepted accounting principles in Argentina (“Argentine GAAP”) approved by the CPCECABA (Professional Council of Economic Sciences of the City of Buenos Aires) applicable to consolidated financial statements in accordance with the requirements of the CNV, giving effect to the new professional accounting principles mentioned in Note 2.4. and are presented in constant Argentine pesos of December 31,2002 (see Note 2.2.).

Additionally, as required by the Securities and Exchange Commission of the United States of America (“SEC”), the consolidated financial statements include as comparative information, in addition to the information required by Argentine GAAP, the consolidated financial statements as of December 31, 2001 and the statements of operations for the years ended September 30, 2002, 2001 and 2000.

In accordance with accounting principles in Argentina and current Argentine legislation, the presentation of the parent company’s individual financial statements is required. Consolidated financial statements are to be included as supplementary information to the individual financial statements. For the purpose of these financial statements, individual financial statements have been omitted since they are not required for SEC reporting purposes.

Additionally, for the presentation of comparative consolidated information as of December 31, 2001 and for the three-month period ended December 31, 2001, for the years ended September 30, 2001 and 2000 (see Note 2.7.), the Company has used Telefónica and Telinver’s consolidated financial statements as of those dates, prepared on the basis of valuation criteria consistent with those applied by the Company (see Notes 2.2., 2.4. and 2.5.) and has incorporated the adjustments reported by Telefónica for purposes of computing the effect as of each year/period of the application of the new accounting principles in Argentina.

In addition, the accounting rules mentioned above require companies in which there is joint control to consolidate financial data line by line by application of the proportional consolidation method. However, given that the assets, liabilities and operations of E-Commerce Latina S.A. (“ECL”) are not significant, Telefónica has decided not to include financial statements consolidated with that company. In management’s opinion, the non presentation of the Company and Telefónica’s financial statements consolidated with ECL’s financial statements as of December 31, 2002 and 2001 and as of September 30, 2002 and for the three-month fiscal year ended December 31, 2002, the three-month period ended December 31, 2001 and the years ended September 30, 2002, 2001 and 2000, does not have any material effect considering the Company’s financial statements taken as a whole.

As of December 31, 2002, the Company’s controlling interest in its subsidiaries is as follows:

Company	Business	Capital stock (1)		% of capital stock and % of votes		Shareholding
Telefónica	Telecommunications services(4)	1,746,052,429	(3)	64.83	(5)	Direct
Telinver	Commercial, investment and telecommunications services, among others	49,623,217		64.83	(2)	Indirect

(1)	Total face value, in Argentine pesos.
(2)	Telefónica’s interest in Telinver amounts to 99.99%.
(3)	Includes 2,355 treasury shares. See Note 4.
(4)	See Note 1.
(5)	See Note 4.

2.2.	Presentation of financial statements in constant Argentine pesos

Until March 31, 2002, the Company’s financial statements have been prepared recognizing the effects of changes in the purchasing power of money only through August 31, 1995, (maintaining the restatements recorded until that date), by the restatement of amounts to constant pesos, by means of the application of the restatement method in constant currency described in RT No. 6. Effective September 1, 1995, for Argentine GAAP purposes, and considering the then current economic stability conditions and according to the requirements of General Resolution No. 272 of the CNV, the Company discontinued application of the restatement method. This accounting criterion was applied under Argentine GAAP until December 31, 2001.

As a result of the new inflationary conditions, and the changes to the Argentine economic model resulting from the enactment of the Public Emergency and Exchange System Reform Law, which are described in detail in Note 21., on March 6, 2002, the CPCECABA approved Resolution MD No. 3/2002 applicable to financial statements for fiscal years or interim periods ending on or after March 31, 2002, ordering, among other provisions, the reinstatement of inflation accounting in financial statements in accordance with the guidelines contained in RT No. 6 with the changes recently incorporated by RT No. 19 issued by the FACPCE adopted by Resolution CD No. 262/01 of the CPCECABA, and provides that all recorded amounts restated by changes in the general purchasing power until the suspension of such adjustments and any other amounts originated in transactions during the stability period are to be considered stated in currency of December 31, 2001.

On July 16, 2002, the National Executive Power issued Decree 1,269/02 repealing Decree 316/95, instructing the CNV, among others, to issue the necessary regulations. On July 25, 2002, under Resolution No. 415/02, the CNV reinstated the requirement to submit financial statements in constant currency.

In accordance with the above, the financial statements of the Company as of December 31, 2002 and September 30, 2002, and for the three-month fiscal year ended December 31, 2002 and for the year ended September 30, 2002, have been prepared in constant pesos (restated according to the changes in the Argentine wholesale price index published by INDEC (Argentine Institute of Statistics and

Census)) in compliance with the mentioned accounting standards and the regulations issued by the National Executive Power and the CNV. Additionally, the financial statements as of December 31, 2001 and September 30, 2002 and for the three-month period ended December 31, 2001 and the years ended September 30, 2002, 2001 and 2000, that are presented for comparative purposes, have been restated in constant pesos of December 31, 2002.

However, on March 25, 2003, the National Executive Power issued Decree No. 664/03 repealing the provisions related to the inflation adjustment established by Decree No. 1269/02 and instructing the CNV, among others, to issue any applicable regulations to ensure that no balance sheets or financial statements in constant currency are accepted. Therefore, on April 8, 2003, Resolution No. 441/03 of the CNV set forth that as from March 1, 2003, the restatement of financial statements in constant currency should be discontinued.

On the other hand, (notwithstanding the provisions of the CNV) the CPCECABA considers that the conditions for the application of the restatement of inflation set forth in RT No. 6 are still in force as of the date of issuance of these financial statements.

The restatement into constant Argentine Pesos method was applied to the costs booked immediately prior to the capitalization of the exchange differences mentioned in Note 2.5.e).

The variation in the index applicable to the restatement of financial statements, the wholesale price index, for the period January through December 2002 was an increase of 118.2% and for the period October through December 2002 was a decrease of 1.6%.

2.3.	Fiscal year-end change

On November 11, 2002, the Company’s Ordinary and Special Shareholders’ Meeting, approved the amendment of the fiscal year section of the Articles of Incorporation. This amendment consists of changing the Company’s fiscal year-end from September 30 to December 31 of each year. On December 12, 2002, the CNV approved such fiscal year-end change and on January 21, 2003 this amendment was registered with the Public Registry of Commerce. Consequently, these financial statements correspond to the three-month fiscal year ended December 31, 2002 and comparative information. (See Note 2.1.)

2.4.	Accounting principles applied

On December 8, 2000, the Governing Board of the FACPCE approved RTs Nos. 16, 17, 18, and 19 introducing changes in professional accounting principles relating to valuation and disclosure. On December 21, 2001, these resolutions were adopted, with certain amendments, by CPCECABA to become mandatory for fiscal years beginning on or after July 1, 2002. In addition, on April 5, 2002, the FACPCE Governing Board issued RT No. 20, “Derivative financial instruments and hedging transactions,” which was subsequently adopted by CPCECABA on October 30, 2002, again with certain amendments. The provisions contained in the latter resolution are applicable for fiscal years beginning on or after January 1, 2003. On January 14, 2003, the CNV approved, through Resolution 434/03, with certain amendments, the above RTs to become effective for the fiscal years beginning on January 1, 2003 permitting its early adoption.

As described in Note 2.1., in preparing the accompanying financial statements the Company has opted to early adopt the new accounting principles (established by RTs Nos. 16, 17, 18 and 19) approved by CPCECABA, as subsequently adopted by the CNV. RT No. 20 will be implemented prospectively as from January 1, 2003, as required by the transition rule. See Note 2.10.

The application of the new standards in accordance with Resolution No. 434 of CNV gave rise to changes in valuation and presentation criteria, which have been applied by the Company, its controlled companies and related company, as detailed below:

a)	Changes in valuation criteria

1.	Accounting measurement of certain receivables and payables at their discounted value

RT No. 17 establishes that certain monetary assets and liabilities are to be measured based on the calculation of their discounted value using the rate applicable at the time of initial measurement, unless the Company intends, and it is feasible to, dispose of its assets or settle its liabilities in advance. The cumulative effect of the application of this new principle on shareholders’ equity at the beginning of the three-month fiscal year ended December 31, 2002 is not material.

The effect of this principle on the amounts presented in these financial statements and comparative information (see Note 2.1.) is not significant.

2.	Deferred tax

In the past, the Company determined its income tax expense, in the event there was taxable income, by applying the current 35% tax rate on the taxable income as of year-end without considering the effect of temporary differences between book and taxable income.

RT No. 17 sets forth that income tax amounts should be booked by application of the deferred tax method, recognizing the effects of temporary differences. (See Note 2.5.k).

The cumulative effect on shareholders’ equity at the beginning of the year ended September 30, 2000 arising from the application of this new standard resulted in the recognition of net deferred tax liabilities of 26 million.

The adjustments computed in the financial statements for the application of the new accounting principles effective in Argentina, which relate to the application of the deferred income tax method and related effects in the spun-off business and minority interest are as follows:

Consolidated Statements of operations:

	December 31, 2002	December 31, 2001 (unaudited)	September 30, 2002	September 30, 2001	September 30, 2000
Income Tax	—	(104)	(54)	91	49
Minority Interest	—	(16)	(34)	(27)	8
Income/(Loss) of the Spun-off businesses	—	—	—	30	(22)
Net Income (Loss) of the year/period	—	(120)	(88)	94	35
Disclosure of the depreciation of Goodwill on investments (1)	(6)	(9)	(52)	(29)	(37)

(1)    Included previously in the lines “Administrative expenses” and “Cost of services provided”.

Consolidated Balance Sheets:

Asset/(liability)	December 31, 2002	December 31, 2001 (unaudited)	September 30, 2002
Liabilities—Taxes Payable	—	(50)	—
Minority Interest	—	18	—
Disclosure of Goodwill on investment (2)	343	398	349

(2)    Included previously in the line “Intangible assets and deferred changes”.

Shareholders Equity:

Increase/(decrease)	December 31, 2002	December 31, 2001 (unaudited)	September 30, 2002	September 30, 2001	September 30, 2000
Balances at the beginning of the year/period	—	88	88	9	(26)
Effect of Telefonica’s spun-off businesses	—	—	—	(15)	—
Net income (loss) of the year/period	—	(120)	(88)	94	35
Total	—	(32)	—	88	9

b)	Presentation criteria

1.	Preferred capital stock

As of the issuance date of the Company’s preferred stock, there were no specific accounting principles governing the accounting of redeemable preferred stock. Accordingly, the Company decided to disclose such preferred stock in its statement of changes in shareholders’ equity at their nominal value adjusted to their redemption value in accordance with its issuance conditions (see Note 5.)

RT No. 17 sets forth as a specific rule that redeemable preferred stock is classified as part of liabilities when its issuance conditions, directly or indirectly, require that the issuer redeem them for a determined or determinable amount, on a fixed or determinable date.

Based on the issuance conditions of the Company’s preferred stock and on their current status, the Company has concluded that their preferred capital stock have not met the conditions mentioned above and that therefore they are a part of the Company’s shareholder’s equity.

2.	Goodwill on investment in companies

According to RT No. 19, as of December 31, 2002 and 2001 and September 30, 2002, the Company presents the goodwill on its investment in Telefónica and other companies in a specific line of the consolidated balance sheet segregated from the line “Intangible assets and deferred charges”. The corresponding depreciation is disclosed in the consolidated statement of operations under the line “Depreciation of goodwill on investment in companies”.

2.5.	Valuation methods

The Company applied the valuation criteria established in the CNV regulations, which, in their application to the transactions and the balances included in these financial statements do not differ significantly from the provisions of the professional accounting principles applicable to the Company and approved by CPCECABA. (See Notes 2.2. and 2.4.)

The preparation of financial statements in conformity with generally accepted accounting principles in Argentina requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during each year/period.

Among others, the financial statements reflect the effects of economic and foreign exchange regulations that were known as of the date of issuance of the financial statements. All estimates of the

Company’s and Telefónica’s Management have been made accordingly (among others, see Notes 2.5.e), 2.5.g), 2.5.k), 5., 8., 12., 15. and 21. for material estimates concerning the effects of the crisis in Argentina and related economic and regulatory government actions). The effects of any additional actions that the Argentine government may undertake in the future will be reported in the financial statements as the Company’s and Telefónica’s Management become aware of them (see Note 21.).

Final results may significantly differ from those estimated by the Company’s and Telefónica’s Management. The Company’s financial statements may not include all adjustments that could result from the development of this matter.

Accordingly, the decisions that are to be made in reliance on these financial statements should consider the future development of such governmental action, and the Company’s financial statements should be read in light of those circumstances.

The principal valuation methods used in the preparation of the consolidated financial statements are as follows:

a)	Cash, current investments, receivables and payables (except bank and other financial payables):

Amounts in Argentine Pesos are stated at nominal value, including financial income/expense accrued through the end of each year/period, if applicable.

Amounts in foreign currency are stated at the exchange rate applicable to its settlement in effect at the end of each year/period, if applicable, according to the intended use by the Company, including accrued financial income/expense, if applicable.

Investments in Government bonds in local currency: at their cost, increased using the effective interest rate method based on the internal rate of return at the time of acquisition and the time lapsed since then.

Investments in mutual funds: measured at their net realizable value.

Receivables and payables in local currency: at nominal value, plus the financial results accrued as of the end of the year/period, if any, which is not significantly different from the accounting measurement obtained by calculating the discounted value of the cash flows that will be generated by such assets and liabilities.

Pursuant to MD No. 32/02 and as long as Law No. 25.561 (Public Emergency and Exchange Regime Reform Law) is still in force, the interpretation of the CPCECABA has been that the discount rate to be used will be such as stated in the transaction, and in the absence of such rate or a representative rate for the transaction, the interest rate quoted by Banco de la Nación Argentina for savings accounts will be taken into account. As of December 31, 2002 this rate stood at 1.46% nominal per annum.

Receivables and payables in foreign currency: valued at the exchange rates applicable to their settlement prevailing as of the end of the year/period, in accordance with the uses intended by the Company, plus the financial interests accrued as of those dates, if any, which does not differ significantly from discounted value by the rate of the transaction.

Trade receivables include services provided and settlements with foreign correspondents, both billed and services and settlements accrued but unbilled as of the end of each year/period, the latter being determined based upon information about actual consumption, subsequent billings and estimates using historical data.

Trade receivables are disclosed net of the allowance for doubtful accounts, which has been assessed based on historical data and the estimated trend of collections. Telefónica includes as a receivable the portion accrued as of each year/period-end of the surcharge for late payment included in the invoices for payments until the “second due-date” of the invoice. For amounts that are past-due beyond the second due-date provided in the original invoice, the interest for late payment is recorded in the cases in which Telefónica estimates that it is likely that it will recover it.

Prepaid services includes payments made to IBM Argentina S.A. (“IBM”) in excess of the portion of the contract’s total cost expensed through each year/period-end for the basic services received (see Note 11.1.). Such amount is disclosed net of the deferred gain from the sale of the assets transferred to IBM, which will be recognized as income on a straight-line basis over the term of the contract. Likewise, annual increases in service costs as agreed upon between the parties (See Note 11.1.) are accrued and recorded in the statement of operations during the fiscal year in which such increases occur.

“Patriotic Bond” (see Note 3.1.c) was accounted for at face value in foreign currency, stated at the exchange rate applicable to its settlement in effect at the end of each year/period according to the intended uses for the Patriotic Bond by Telefónica, plus the financial income accrued until those dates, which is not significantly different from the measurement at the discounted value by the interest rate of the instrument. Telefónica intends to hold the Patriotic Bond until the related maturity date and apply it against future taxes (see Note 15.1.).

Tax credit certificates (“TCC”) (see Note 3.1.c) were accounted for at face value plus the benchmark stabilization coefficient (“CER”) and the financial income accrued until the end of each year/period, which is not significantly different from the measurement at the discounted value by the interest rate of the instrument. Telefónica intends to hold the tax credit certificates until the related maturity date and apply them against future taxes (see Note 15.2.).

Pre-retirement agreements charges and charges of employees eligible for retirement are recorded on the basis of the discounted value of such agreements (see Note 3.1.h).

Universal Service contribution (see Note 14.): Telefónica calculates the charge for the universal service contribution, consisting in 1% of revenues from telecommunications services, net of automatic deductions (deductions not requiring regulatory approval) provided by the related Regulation and in accordance with Telefónica’s estimates of the amounts payable within each year/period, since the detailed rules of calculation and payment of this tax are still pending. If resulting in a balance payable to the universal service fund, such net amount is booked as liability. On the other hand, all deductions and subsidies that must first be approved by the regulatory entity will be booked by Telefónica as receivable in each year in which its reimbursement is approved by such entity.

Other payables mainly include: a) the amounts payable for the settlement of certain legal actions involving the contributions that Telefónica is required to make to the employee’s “Compensatory Fund”, which were recorded at the discounted value of the future payments agreed upon. Also, other payables include the amounts payable under the agreement of extraordinary contribution to the Compensatory Fund executed by Telefónica that were recorded at the present value of the payments agreed upon and b) Benefits under the Collective Labor Agreements for Telefónica’s employees who retire on reaching normal retirement age, or earlier due to disability or death. The liability for these benefits is stated at the discounted value and has been determined based on the number of employees in service as of the end of each year and the probability of their qualifying for this benefit and c) a balance related with an agreement executed with Deutsche Bank S.A., whereby the Company purchased, on November 28, 2001, US$15 million at an exchange rate of $1.0725 per US dollar. The premium imputed in the agreement was amortized by the straight-line method over the life of the agreement.

b)	Inventories:

Raw materials related to paper for printing directories have been accounted for at replacement cost, which does not exceed their estimated realizable value.

Cost related to directories in edition process have been accounted for at their production cost adjusted for inflation. This amount does not significantly differ from restated reproduction cost and does not exceed its estimated realizable value.

Equipment and supplies (including telephone accessories and prepaid cards) have been accounted for at the replacement cost up to the limit of their estimated realizable value. The Company determines the cost in accordance with the weighted average cost.

Inventories are accounted for net of the allowance for impairment in value and slow turnover, determined based on inventory recoverability analysis at the end of each year/period.

c)	Other assets:

Other assets include buildings no longer used in Telefónica’s operations and intended for sale. The carrying book value has been recorded based on its estimated realizable value.

d)	Noncurrent investments:

Telefónica’s 50% interest in ECL as of December 31, 2002 and 2001 and September 30, 2002 was accounted for by the equity method based on the financial statements as of those dates prepared in accordance with accounting principles consistent with those used by the Company. See Note 2.1.

Other investments are Telefónica’s interest in Intelsat Ltd. (formerly known as International Telecommunications Satellite Organization (“Intelsat”)) and its interest in New Skies Satellites N.V. as December 31, 2002 and 2001 and September 30, 2002. They have been accounted for at the U.S. dollar amount of paid-in capital, stated at the exchange rate applicable to its settlement in effect at the end of year/period, up to the limit of its interest valued by the equity method, determined on the basis of the latest available financial information (see Note 19.). As a result of the registration of Intelsat as a commercial entity, the requirement that Telefónica may not sell its interest in Intelsat without the prior consent of the regulatory authorities was eliminated.

As of December 31, 2001, Telefónica holds an equity interest of about 1% in Tele Brasil Sul Celular Participacoes S.A. (“TBSCP”). The equity interest in TBSCP as of December 31, 2001 was valued at acquisition cost, up to the value calculated by the equity method.

Listed shares of Telefónica: relates to Class “B” Telefónica shares sold by the Company under repurchase agreements (see Note 8.2.1.). Until June 30, 2001 they were stated at their market value net of estimated selling expenses since the Board of Directors decided the free disposition of these shares. As from September 30, 2001 and according to the operations described in Note 8.2.1., the Company’s Management ceased to consider such shares as freely available and consequently, such shares (representing approximately 2.3% of the Company’s equity interest in Telefónica) were considered in the consolidation process with Telefónica’s financial statements.

e)	Fixed assets:

Fixed assets received from Empresa Nacional de Telecomunicaciones (“Entel”) have been valued at their transfer price to Telefónica restated as indicated in Note 2.2., and subsequent additions have been valued at cost, depreciated by the straight-line method over their remaining useful lives. The cost of work in process, whose construction extends over a period of time, includes the financial cost net of the effect of inflation, if applicable, generated by third parties, related to the investment during the construction period through the time the asset is ready to be used for a productive purpose. During the three-month fiscal year ended December 31, 2002 capitalized interest and exchange differences are not material due to the stabilization of exchange rate and to the decrease in construction in process. Capitalized interest and exchange difference net of the effect of inflation, if applicable, included in construction in process for the three-month period ended December 31, 2001 and for the years ended September 30, 2002, 2001 and 2000 totaled 4 million, 40 million (including 29 million of capitalized exchange difference), 87 million and 116 million, respectively (in constant pesos of December 31, 2002).

For fixed assets whose operating condition warrants replacement earlier than the end of the useful life assigned by Telefónica to the fixed asset category, Telefónica calculates depreciation charge based on the adjusted remaining useful life in accordance with Telefónica’s related assets replacement plan.

CNV General Resolution No. 398 provides, under exceptional circumstances, for the application of CPCECABA Resolution MD No. 3/2002 mentioned in Note 2.2., which provides that the exchange rate differences on or after January 6, 2002, related to liabilities in foreign currency as of such date must be allocated to the cost of assets acquired or constructed with such financing, as long as a series of conditions and requirements established in such professional standards are complied with.

As indicated in Resolution MD No.3/2002 of CPCECABA, the capitalized exchange differences act as an anticipated recognition of the changes in the purchasing power of the currency and are to be absorbed by the inflation restatement of the book values of the assets that qualify for recognition of exchange differences. In this regard, the residual value of the capitalizable exchange differences as provided by General Resolution MD 3/2002 as of December 31, 2002 and September 30, 2002 has been fully absorbed by the value of these items that has been restated into constant pesos as of those dates, as the inflation coefficients are applied to the book costs immediately prior to the capitalization provided by this resolution.

Fixed assets relating to Telefónica’s telecommunications business were assessed for impairment based on their recoverable value on the basis of Telefónica’s Management best estimate of future cash flows of its telecommunications business, considering current information and future telephone service rates estimates. However, due to the regulatory uncertainty regarding the precise future evolution of rates which, as described in Note 12.1., derive from the pending renegotiation with the Government, whether the participation of the Company in the recorded amount of Telefónica’s telecommunications fixed assets as of December 31, 2002 of 5,447 million (amount calculated considering the Company’s ownership interest in Telefónica) is fully recoverable, depends on the effect that the outcome of such renegotiation may have on Telefónica’s operations and cash flows.

f)	Intangible assets and deferred charges:

Trademarks and the license to use the logo were valued at acquisition cost restated as described in Note 2.2., net of accumulated depreciation which is calculated based on the remaining duration of the Telinver contract, until October 2007.

The licenses to use links have been valued at the acquisition cost restated as indicated in Note 2.2. and are depreciated by the straight-line method over a 15 year, the term of the license.

The assignment to Telinver of Meller Comunicaciones S.A.’s rights pursuant to the contract for publishing Telefónica’s telephone directories and the non competition clause undertaken by Meller Comunicaciones S.A., have been valued at historical cost restated as described in Note 2.2. and are depreciated as from October 1, 1997 through December 31, and October 1, 2007, respectively, according to the terms of the contracts above-mentioned.

Expenses incurred in connection with the issuance of negotiable obligations have been restated as mentioned in Note 2.2., were deferred and are being of depreciated by the straight-line method as from the issuance date to the maturity of such negotiable obligations. In addition, expenses include the amount related to the “authorization fee” in connection with waivers granted by the holders of negotiable obligations which are depreciated on a straight-line basis through maturity (see Note 8.3.1.).

The license merged into Telefónica, in connection with the corporate reorganization mentioned in Note 4.2.a) related to the data transmission business, including the authorizations to use the “B” Band therein mentioned, restated in constant Argentine pesos as stated in Note 2.2., is depreciated by the straight-line method over a 10-year term.

Organization and preoperating expenses include the Company’s start-up expenses which were amortized over a ten-year term as from the year ended December 31, 1991. As of September 30, 2001, they were totally amortized, consequently, during the year ended September 30, 2002, the Company has written off such original value and its corresponding accumulated amortization.

g)	Goodwill on investments in companies:

Goodwill on investment in Telefónica: represents the excess of the investment cost over the investment valued by the equity method as of the purchase dates related to the increase in Telefónica’s equity interest from 51.0% to 56.2% generated during the fiscal year ended September 30, 1998 as a consequence of the redemption of Telefonica’s class C shares by such company. The Company depreciates this goodwill over a 240-month term by the straight-line method.

The recoverability analysis of the goodwill’s booked value generated by the investment in Telefónica as of December 31, 2002, has been made on the basis of the Company’s management best estimate of Telefónica’s future cash flows, considering current information and Telefónica’s future service rates estimates. However, owing to the regulatory uncertainty regarding the precise future evolution of rates and the outcome of Telefónica’s negotiations to obtain financing in order to repay its liabilities within the regular course of business (see Notes 12.1. and 8.1.), whether booked goodwill, as of December 31, 2002 in the amount of 343 million, is fully recoverable depends on the effect that the outcome of the above mentioned matters may have on Telefónica’s operations and cash flows.

As of September 30, 2002 the Company ceased to disclose the original goodwill value and its related accumulated amortization corresponding to the excess of the investment cost over its proportional equity value in connection with the purchase of the 51% equity interest in Telefónica, amounting to 95 million (in constant pesos of December 31, 2002) because it was fully amortized as of that date.

The goodwill generated by the capital contributions, restated as indicated in Note 2.2, made with an issuance premium, to ECL (merged into Telefónica in connection with the corporate reorganization mentioned in Note 4.) was amortized by the straight-line method over a 10 year term. As of September 30, 2002, based on the evolution foreseen by Telefónica of the e-commerce business, Telefónica has valued such goodwill at zero, adjusting it to its estimated recoverable value. The loss that results from the difference between the net book value and its recoverable value amounted to 6 million and has been included in the line “Net book value of goodwill on investment in companies retired” (see Note 24.h).

The acquisition costs of the continuing portion of the internet business that used to be operated by TDA, Satlink S.A., Compuserve Argentina S.A. and Aki S.A. (“Aki”), exceeding such business valuation calculated by the equity method based on financial statements of those companies as of the effective acquisition dates or as of dates at which such value was not materially different from the one that would have been determined as of the acquisition dates (not including, as described in Note 4.2., the portion of Telefónica´s goodwill related to the TDA´s data business, which was previously spun-off). The original amortization period was 10 years as from the respective acquisition dates. As of September 30, 2002, such goodwill has been valued at zero based on the estimation made by Telefónica of its recoverable value due to the evolution of the customer portfolios acquired under each transaction. The loss resulting from the difference between the net book value and the recoverable value of the above mentioned goodwill amounted to 22 million and has been included in the caption “Depreciation of goodwill on investments in companies” (see Notes 3.1.k)).

h)	Bank and other financial payables:

—	In local currency: at nominal value plus interest accrued, payable on the respective maturity dates calculated at the contractual interest rate in effect as of December 31, 2002 and 2001 and September 30, 2002.

—	In foreign currency: at nominal value plus interest accrued, payable on the respective maturity dates, converted at the exchange rate in effect at the end of the year/period calculated at the contractual interest rate in effect as of December 31, 2002 and 2001 and September 30, 2002, respectively. See Note 24.g).

i)	Reserves:

During the normal course of business, Telefónica is subject to several labor, commercial, tax and regulatory claims. While these actions are being contested, the outcome of such individual matters is not predictable with assurance. Charges have been recorded for contingencies where it is probable that Telefónica will incur a loss. The amount of loss is based on Telefónica’s management’s assessment of the likelihood of occurrence after consideration of legal counsel’s opinion regarding the matter. As of December 31, 2002, the amount booked for such purpose is 162 million (see Note 24.e).

j)	Financial Instruments:

Telefónica employs currency swaps to reduce its exposure to fluctuations in the exchange rates of the yen and the euro to the US dollar in relation to some obligations assumed in yens and euros detailed in Note 2.8. Thus, Telefónica ensured a fixed exchange rate of such currencies to the U.S. dollar for such obligations. Telefónica values the covered obligations at each year/periods closing exchange rate and also recognizes separately the amounts receivable or payable under such swap agreements upon each closing date. Consequently, any gain/loss deriving from swap agreements is charged to income together with the charges for exchange rate fluctuations related to such covered obligations. The premium on the swap agreements is deferred and amortized by the straight-line method over the term of such agreements.

k)	Income tax and Tax on minimum presumed income:

The Company records income tax by application of the deferred method, in accordance with the provisions of RT No. 17. (See Note 2.4.)

Deferred tax assets result mainly from the temporary differences arising from allowances and financial charges that are not yet deductible for tax purposes and from tax loss carryforwards. Deferred tax liabilities result mainly from temporary differences in the valuation of fixed assets for accounting and tax purposes basically due to different depreciation criteria and to the treatment of capitalized interest.

On April 2, 2003, CPCECABA issued Resolution MD° 11/2003 establishing that the effect of the inflation restatement of the original cost of fixed assets must not be considered to be a temporary difference as it is not a different valuation basis.

In order to book the above differences, the Company applied the liabilities method which sets forth the determination of net deferred tax assets or liabilities based on temporary differences to which changes are charged to the “Income tax” caption in the statement of operations.

The Company’s and Telefónica’s Management evaluates the recoverability of deferred tax assets based on estimates. Ultimately, the recoverability of deferred tax assets depends upon the Company’s and Telefónica’s ability to generate enough taxable income during the periods in which these temporary differences are expected to be deductible.

In considering their estimates, the Company’s and Telefónica’s Management takes into account the reversal time period of deferred tax liabilities, projected taxable income and tax planning strategies. This assessment is based on a series of internal forecasts updated to reflect the most recent operating trends. In accordance with accounting principles in force, the Company must recognize deferred tax assets when future deductibility is likely. Therefore, given the uncertainty related to the effect of the final outcome of the tariff renegotiation (see Note 12.1), and considering current tax strategies and that Cointel’s income from its equity interest in Telefónica is not subject to income tax, the Company and Telefónica have booked a reserve for the balance of net deferred tax assets whose recovery depends upon the generation of future taxable income.

Deferred tax assets and liabilities have been measured at nominal value in accordance with Resolution No. 434 of the CNV.

Under the Public Emergency and Exchange System Reform Law No 25,561, as implemented by Decree 2,568/02, losses generated by the effect of the Argentine Peso devaluation on monetary assets and liabilities in foreign currency involved in the generation of Argentine-source income, existing as of January 6, 2002, valued at an exchange rate of $1.00 to US$1.00, should be adjusted using an exchange rate of $1.40 to US$1.00, and be carried forward five years as from the date of the enactment and used to offset income taxes at a proportion of 20% each year.

The Company’s foreign exchange tax loss as calculated by the above procedures and by application of a $1.40 exchange rate for the U.S. dollar was approximately 122 million, of which approximately 24 million were computed for the tax purposes in the fiscal year ended September 30, 2002, 6 million were computed for the tax purposes in the fiscal year ended December 31, 2002, while the remaining amount will be carried forward and applied proportionally to offset taxes until December 31, 2006, accordingly to the related legislation.

Telefónica’s foreign exchange tax loss as calculated by the above procedures and by application of a $1.40 exchange rate for the U.S. dollar was approximately 750 million, which will be computed in equal parts in five years starting December 31, 2002. Approximately 150 million were computed for the tax purposes in the fiscal year ended December 31, 2002, while 600 million will be carried forward and applied to offset taxes in equal amounts over the next four years.

For the three-month fiscal year ended December 31, 2002, Cointel determined a taxable income in the income tax of approximately 33 million that was fully offset with tax loss carryforward existing at the beginning of the fiscal year. For the three-month period ended December 31, 2001, the Company had determined the existence of income taxable loss. For the year ended September 30, 2002, as Cointel estimated a taxable loss of approximately 795 million (historical value). For the years ended September 30, 2001 and 2000 Cointel estimated that the income tax for its unconsolidated operations would not generate any taxable income at the end of each fiscal year.

Telefónica has determined the existence of taxable loss for the three-month period ended December 31, 2002. Additionally, for the three-month period ended December 31, 2001 and for the years ended September 30, 2002, 2001 and 2000, Telefónica had determined a taxable income in the income tax of approximately 186 million, 189 million, 1,060 million and 1,260 million, respectively.

As of December 31, 2002, Cointel on an unconsolidated basis had an accumulated income tax loss carryforward of about 938 million (historical value) according to the respective tax returns filed, which can be used to offset the current fiscal year income tax and it eventually might be used to offset future taxable.

Additionally, as of December 31, 2002 Telefónica had on a consolidated basis a tax loss carryforward of approximately 3,714 million (historical value) (1,300 million at a 35% tax rate) according to the respective tax returns filed, that could be applied to offset future income tax charge of the current year and the subsequent years until 2007.

The consolidated tax loss carryforwards of Cointel and Telefónica will mature as follows:

Available until	Tax loss carryforward (historical value)
2003	15
2004	60
2005	82
2006	795
2007	3,700

4,652

Every year in which offsetting occurs, the tax benefit will be realized if income tax (net of the offset) is equal to or exceeds the tax on minimum presumed income, but will be reduced by any excess of the latter over income tax.

The following table presents the components of the Company’s consolidated deferred tax balance:

	December 31, 2002		December 31, 2001 (unaudited)		September 30, 2002
Deferred tax assets
Tax loss carryforwards	1,634		165		1,676
Exchange differences deductible in future fiscal years	248		—		442
Allowance for doubtful accounts	132		232		126
Interests deductible in future fiscal years	60		4		62
Accrual for contingencies and other non-deductible allowances	61		75		48
Other non-deductible accruals	32		16		28

	2,167	(1)	492	(1)	2,382	(1)
Allowance for deferred tax assets	(2,009	)(1)	(179	)(1)	(2,214	)(1)

Subtotal	158		313		168

Deferred tax liabilities
Fixed assets	(137)		(321)		(149)
Dismissal accrual for tax purposes	(14)		(30)		(13)
Other liabilities	(7)		(12)		(6)

Subtotal	(158	)(1)	(363	)(1)	(168	)(1)

Total	—		(50)		—

(1)	As of December 31, 2002, the effect of discounting the balances of deferred tax assets, deferred tax liabilities and allowance for deferred tax assets in accordance with accounting rules of the CPCECABA would have resulted in a reduction of those balances of 83 million, 2 million and 81 million, respectively. As of December 31, 2001, this effect on deferred tax assets, deferred tax liabilities and allowance for deferred tax assets would have resulted in a reduction of those balances of 8 million, 7 million and 1 million, respectively. As of September 30, 2002, this effect on deferred tax assets, deferred tax liabilities and allowance for deferred tax assets would have resulted in a reduction of those balances of 86 million, 2 million and 84 million, respectively.

The following is the reconciliation of the income tax as charged to the income statement (that has been nil for the three-month fiscal year ended December 31, 2002, a tax loss for the three-month period ended December 31, 2001 and the years ended September 30, 2002, 2001 and 2000) and the amount resulting from the application of the corresponding tax rate on pre-tax net income:

	December 31,		September 30,
	2002	2001 (unaudited)	2002	2001	2000
Net income (loss) before tax at statutory income tax rate	87	(11)	(986)	113	253
Permanent differences:
Income/loss on equity investments	1	3	4	2	4
Non taxable earnings	(1)	(1)	(1)	(7)	5
Non deductible losses	—	—	—	61	1
Inflation restatement effect	113	—	(663)	—	—
Reversal of allowance for deferred tax assets	(205)	—	—	—	—
Goodwill depreciation	1	2	4	10	16
Allowance for deferred tax assets	—	179	2,214	—	—
Effect of minority interest	(1)	(4)	(453)	110	128
Other	5	—	—	(9)	(16)

Income tax benefit (loss)	—	168	119	280	391

Additionally, the Company and Telefónica calculate the Tax on minimum presumed income by applying the effective tax rate of 1% on certain production assets valued according to the tax regulations in effect as of the end of each year/period. This tax is supplementary to Income Tax. The Company’s and Telefónica tax liabilities will be the higher of these two taxes. However, if the tax on minimum presumed income exceeds income tax during one fiscal year, such excess may be computed as prepayment of any income tax excess over the tax on minimum presumed income that may arise in the next ten fiscal years.

For the three-month fiscal year ended December 31, 2002, the Company has determined a charge for the tax on minimum presumed income of approximately 3,000 pesos, which was included in the statement of operations. For the three-month period ended December 31, 2001, the Company had determined a proportional charge for the tax on minimum presumed income of approximately 2,000 pesos, which was capitalized as “Other noncurrent receivables”. In the consolidated statement of operations for the year ended September 30, 2002, the Company charged to expense 0.5 million (historical value) corresponding to the accumulated balance of tax on minimum presumed income as of that date, on the basis of its recoverability analysis considering current information. Additionally, as Cointel estimated that the tax on minimum presumed income would not generated any charge at the end of the fiscal year, no tax on minimum presumed income was accrued in the statements of operations for the year ended September 30, 2001 and 2000.

Telefónica has determined a minimum presumed income tax charge for the three-month period ended December 31, 2002 in the amount of 12 million corresponding to Telefónica and 1 million to Telinver, that were included in the caption “Other non-current receivables” as Telefónica’s management has estimated that such tax would be recoverable based on its tax projections and the terms for recovery established by the law (10 years). However, whether the booked amount of minimum presumed income tax of Telefónica of 48 million (31 million considering the Company’s interest in Telefónica), is fully recoverable depends upon the final outcome of the tariff issue (See Note 12.1.).

l)	Shareholders’ equity accounts:

—	Common capital stock: it has been disclosed at nominal value and the adjustment required to restate it in constant pesos as stated in Note 2.2. is disclosed in the “Adjustment to capital stock” account. This account also absorbs any adjustment to the redemption value (shortfall or excess) of the preferred stock as explained in the following paragraph.

—	Preferred capital stock: it has been disclosed at its redemption value calculated in accordance with the issuance conditions as explained in Note 5., through the following items:

•	Face value of preferred shares;

•	Adjustment to capital stock: restatement of the preferred shares in constant pesos as stated in Note 2.2; and

•	Adjustment to redemption value: it represents the difference between the restated value of the preferred shares as stated in Note 2.2. and their redemption value.

—	Premium on share issue: this account discloses the additional contribution over the face value of capital stock made by the Class B common shareholders, restated in constant pesos as stated in Note 2.2.

—	Legal reserve and unappropriated earnings: restated in constant pesos as stated in Note 2.2.

—	Reserve for future dividends: as of December 31, 2002 the Company has a reserve for future dividends of 832 million (in constant pesos of December 31, 2002). However, as described in Note 7.d), the Board of Directors is currently not able to dispose such reserve for paying cash dividends.

m)	Statement of operations accounts:

Revenues and expenses are credited or charged to income on an accrual basis. Telefónica recognizes income from fixed telephony services (local and long distance and access to the network, among others) based on the use of the network. Charges for the installation of telephone lines are recognized as revenues when the service connection is made.

Telefónica recognizes income from sales of equipment when they are delivered and accepted by its customers. For contracts where Telefónica provides customers with an indefeasible right to use network capacity, Telefónica recognizes revenue ratably on stated life of the agreement.

Telinver recognizes revenues and cost of sales for sales of advertisements in telephone directories when the directories are published and distributed.

The line “Net loss of Telefónica’s spun-off businesses” includes the income/loss of the businesses that were spun-off, whether from Telefónica, or from companies which Telefónica used to control or joint control until the spin-off. The criteria applied to value such items are explained in Note 2.5. See Note 4.

The unusual items include the charges for the new “Bank checking account transactions tax”. On March 30, 2001, the National Executive Power’s Decree No. 380/2001, that regulates the Competitiveness Law, became effective. The Competitiveness Law provides, among other things, for the creation of a bank checking account transactions tax. The new tax was to be effective through December 31, 2002, and the related collection could be used to create a Public Emergency Fund. As provided by Decree No. 530/2001, which modified the above-mentioned decree, a portion of the tax on checking account credits and debits may be used to compensate income tax and value-added tax liabilities. Taking into account the features of the new tax and the special economic circumstances of Argentina giving rise to its application, the Company’s Management had adopted the policy of disclosing the portion of the tax that directly affects its costs as an unusual item in the statement of operations as of September 30, 2001. The effectiveness of this tax was subsequently extended by the government and so the Company ceased to consider it an unusual item.

Statement of operations accounts for the three-month fiscal year ended December 31, 2002 and the year ended September 30, 2002 have been restated in constant pesos at the end of each year (see Note 2.2.) as follows:

—	those accounts used to record monetary transactions during the course of each year have been restated by applying to the original amounts inflation adjustment factors corresponding to the month of accrual of the original transactions;

—	charges for the use, depreciation of non-monetary assets at historical cost (materials, inventory, fixed assets, intangible assets and goodwill on investments in companies) have been stated based on the restated amounts of such assets; and

—	financial income and expense, restated in constant pesos, are disclosed net of the monetary result generated by the effect of inflation on the assets and liabilities that generated them.

Statement of operations accounts for the three-month period ended December 31, 2001 and for the years ended September 30, 2001 and 2000, were determined based on similar standards and originally valued according to historical values (monetary transactions), or according to the restated amount as of August 31, 1995 of the nonmonetary assets which originated them (materials, inventory, fixed assets, intangible assets and deferred charges and goodwill on investments in companies amortization). Additionally, for comparative purposes with the statement of operations for the three-month fiscal year ended December 31, 2002, the statements of operations for the three-month period ended December 31, 2001 and for the years ended September 30, 2001 and 2000, have been restated taking into account the variations in the currency purchasing power between January 1, 2002 (end of the currency stability period) and December 31, 2002.

n)	Net earnings (losses) per common share:

The Company calculates the net earnings/(loss) per common share considering Cointel’s net income (loss) of the year/period after deducting preferred dividends, on the basis of 5,306,402,996 common shares with a face value of $0.1 and with a vote per share.

2.6.	Amounts expressed in millions of Argentine pesos

The amounts in millions of Argentine pesos contained in these financial statements have been rounded up or down in order to facilitate the footing of notes and tables in which they are included. The effect of such rounding is not material.

2.7.	Comparative financial statements

As from the year ended December 31, 2001, Telefónica discloses: a) the balance of financial instruments by classifying them into current and non-current on the basis of the maturity of the loans associated with them; this disclosure has been carried out retroactively to September 30, 2001 with the reclassification of 24 million (in constant pesos of December 31, 2002) from current to non-current on the line “Other payables—Financial Instruments”; and b) the balance of inventory segregating the corresponding allowance for impairment in value and slow turnover of Telinver; this disclosure has been made retroactively as of September 30, 2001 and 2000, reclassifying 9 million and 7 million (in constant pesos of December 31, 2002), respectively, to the line “Allowance for impairment in value and slow turnover” in the Inventory account.

Telefónica has modified the disclosure criteria of certain revenues and expenses in the statements of operations and also has included more detailed breakdowns in the statement of cash flows as of September 30, 2001 and 2000.

Telefónica made minor disclosure reclassifications for certain revenues and expenses in its statements of operations in the current year and retroactively showed the effect of such changes (amounting to 2 million in constant pesos of December 31, 2002) on its December 31, 2001 comparative financial statements.

Telefónica has presented, in previous fiscal-years, its interest in income (loss) from companies in which Telefónica has control or joint control, appropriated to the different statement of operations lines in order to provide more complete and representative information on the group’s results of operations (this procedure has been consulted with the approved by the CNV and the Bolsa de Comercio de Buenos Aires (“BCBA”)). Taking into account the effects of the business reorganization described in Note 4, the statements of operations for the years ended September 30, 2001 and 2000, includes:

—	In line “Net loss of Telefónica’s spun-off businesses”, the loss from the businesses that were spun off, either from Telefónica, or from companies in which there used to be control or joint control, until the spin-off;

—	In line “Gain/loss on equity investments”, the gain (loss) from the interests held in ECL which has not been incorporated line by line on the basis that in the opinion of Telefónica’s management, the income from this company is not material vis-à-vis Telefónica’s income (loss).

The comparative information described above has been restated as explained in Note 2.2.

2.8.	Financial instruments with off-balance sheet risk and concentrations of credit risk

The Company has not had a fixed policy of entering into derivative financial instruments for managing its exposure to market risk. As of the date of these financial statements, Telefónica has entered into the following instruments, to manage the exposure to the risk of fluctuation of the exchange rate of significant indebtedness denominated in currencies other than the United States dollar.

1.	Foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations in the yen-dollar exchange rate, in connection with the loan amounting to 8.8 billion Japanese yen granted by The Export Import Bank of Japan (currently the Japan Bank for International Cooperation) and maturing in February 2011, which accrues interest at a rate of 2.3% per annum. Such swap agreement provides a fixed exchange rate of 104.25 yen per U.S. dollar. The interest rate to be paid to Citibank N.A. during the validity of the loan for the dollars received is 7.98% per annum. As of December 31, 2002, the related liability, taking into account the effect of the above-mentioned swap and the additional interest accrued, amounts to US$86 million. The contract establishes, among other provisions for this type of transaction, certain events of default under which the creditor may accelerate payment terms. Events of default include failure to pay financial debts for amounts in excess of 2% of Telefónica’s shareholders’ equity.

2.	During December 1999, Telefónica entered into a foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations in the euro-dollar exchange, in connection with a portion of Telefónica’s net position of assets and liabilities in euros, including the balance of the loan granted by Istituto Centrale per il Credito a Medio Termine (“Mediocredito Centrale”) which matures in November 2014, and accrues interest at a rate of 1.75% per annum. Such swap agreement has an 8-year term until November 2007 and provides a fixed exchange rate of 0.998 euro per U.S. dollar. The interest rate paid to Citibank N.A. during the validity of the loan for the dollars to be received is 2.61% per annum.

The only significant concentration of credit and operations as of December 31, 2002 and 2001 and as of September 30, 2002 was with the Argentine Government (Federal, Provincial and Municipal Government and Governmental agencies). Sales with such organizations considered as a whole during the three-month fiscal year ended December 31, 2002, the three-month period ended December 31, 2001 and during the years ended September 30, 2002, 2001 and 2000, respectively, amount to approximately 3.1%, 3.4%, 3.5%, 3.9% and 4.4% of net sales and balances as of December 31, 2002 and 2001 and as of September 30, 2002, are 74 million (includes 7 million corresponding to Telinver and 67 million corresponding to Telefónica), 207 million and 91 million (includes 5 million corresponding to Telinver and 86 million corresponding to Telefónica), respectively (in constant pesos of December 31, 2002).

Of the above-mentioned balances as of December 31, 2002 not yet collected as of the date of issuance of these financial statements, approximately 54 and 2 million for Telefónica and Telinver, respectively, were past due as of December 31, 2002. On the basis of Telefónica’s current collection efforts and the information available as of the date of issuance of these financial statements about Argentina’s future economic perspectives, Telefónica’s Management has estimated the possible collection terms and conditions of the receivables from government entities mentioned above.

The estimated financial effects of the possible deferral of collections from such government agencies have been considered to value such balances as of December 31, 2002. The portion of net value booked related to these receivables that Telefónica estimated that will be collected within twelve months has been classified as noncurrent as of December 31, 2002 and 2001 and as of September 30, 2002 (see Note 3.1.b) and 3.2.).

2.9.	Argentine legal requirements

Certain disclosures related to formal legal requirements for reporting in Argentina have been omitted for purposes of these consolidated financial statements, since they are not required for SEC reporting purposes.

2.10.	New Argentine Accounting Rules

On February 5, 2003, the FACPCE approved RT No. 21, which replaced RTs No. 4 and 5, indicating the information about related parties to be included in the financial statements. On February 19, 2003, Resolution MD 5/2003 of CPCECABA approved RT No. 21 with certain amendments. RT No. 21, in force for the fiscal years beginning on or after April 1, 2003, authorizes its early adoption. As of the date of issuance of these financial statements, the approval by CNV of the referenced RT was pending.

2.11.	Telefónica’s fiscal year-end change

On September 18, 2001, Telefónica’s Special Shareholders’ Meeting, approved the amendment of the fiscal year section of the Articles of Incorporation. This amendment consists of changing Telefónica’s fiscal year-end from September 30 to December 31. The Comisión Nacional de Comunicaciones (“CNC”) issued resolution No. 1,322 whereby it authorized Telefónica to change its fiscal year-end date.

3.	BREAKDOWN OF THE MAIN ACCOUNTS AND AGING OF ASSETS AND LIABILITIES

3.1	Breakdown of the main accounts

As of the end of each year/period, the main accounts were made up as follows (foreign currency balances are presented in Note 24.g) (balances stated in millions of constant Argentine pesos of December 31, 2002—See Note 2.2):

a)	Cash and banks:

	December 31, 2002	December 31, 2001 (unaudited)	September 30, 2002
Cash	1	13	1
Banks(1)	45	69	60

	46	82	61

(1)	As of December 31, 2002 includes 11 million from provincial bonds and 3 million from federal bonds.

b)	Trade receivables:

	December 31, 2002		December 31, 2001 (unaudited)		September 30, 2002
	Current	Noncurrent (2)	Current	Noncurrent	Current	Noncurrent
Past due(1)	441	30	1,174	116	534	39
Current	248	—	851	—	238	—

Subtotal	689	30	2,025	116	772	39

Allowance for doubtful accounts (Note 24.e)	(376)	(25)	(617)	(92)	(351)	(32)

Total	313	5	1,408	24	421	7

(1)	As a result of refinancing of past-due receivables, about 19 million of refinanced receivables are disclosed as current receivables as of December 31, 2002.
(2)	See Notes 2.8. and 3.2.

c)	Other receivables:

	December 31, 2002		December 31, 2001 (unaudited)		September 30, 2002
	Current	Noncurrent	Current	Noncurrent	Current	Noncurrent
Guarantee deposits	7	—	15	—	7	—
Prepayments to vendors	2	—	25	—	8	—
Related companies—Telefónica Comunicaciones Personales S.A. (“TCP”), TYSSA Telefónica y Sistemas S.A. (“TYSSA”), Telefónica Data de Argentina S.A. (“TDA”), Telefónica Gestión de Servicios Compartidos S.A. (“T-Gestiona”), Adquira Argentina S.A. (“Adquira”) and Atento Argentina S.A. (“Atento”)	39	—	48	—	55	—
Financial prepayments	12	—	—	—	—	—
Prepaid rentals	2	—	13	9	4	—
Prepaid services	22	1	26	4	27	1
Tax credit certificates(1)	15	15	—	33	15	15
Legal deposits	3	—	9	—	3	—
Value Added Tax	2	—	2	—	4	—
Tax on minimum presumed income	—	52	—	9	—	39
Patriotic Bond(2)	61	41	—	65	45	67
Deferred income tax assets, net(3)	—	2,009	—	179	—	2,214
Income tax	—	—	4	—	—	—
Other	28	3	74	10	30	3

Subtotal	193	2,121	216	309	198	2,339
Allowance for other receivables(4)	—	(2,009)	—	(179)	—	(2,214)

Total	193	112	216	130	198	125

(1)	See Note 15.2.
(2)	See Note 15.1.
(3)	See Note 2.5.k).
(4)	See Note 24.e).

d)	Inventories:

	Current
	December 31, 2002	December 31, 2001 (unaudited)	September 30, 2002
Raw materials and supplies	2	2	2
Directories in edition process	3	15	23
Telephony and other equipment	15	4	18
Prepayments to vendors	4	33	9

Subtotal (Note 24.f)	24	54	52
Allowance for impairment in value and slow turnover(1)	(7)	(15)	(7)

Total	17	39	45

(1)	See Note 24.e)

e)	Other assets:

	Current
	December 31, 2002	December 31, 2001 (unaudited)	September 30, 2002
Real property intended for sale	3	—	3

Total	3	—	3

f)	Trade payables:

	December 31, 2002		December 31, 2001 (unaudited)		September 30, 2002
	Current	Noncurrent	Current	Noncurrent	Current	Noncurrent
Vendors, contractors and correspondents	301	—	513	—	329	—
Management fee	73	—	44	—	70	—
Billing on account and behalf of cellular and audiotext companies	25	—	72	—	26	—
Services collected in advance(1)	3	68	7	70	17	69
Other	13	—	41	—	20	—

Total	415	68	677	70	462	69

(1)	Deferred revenues related to the sale of indefeasible right to use network capacity, recognized ratably over the stated life of the agreement.

g)	Bank and other financial payables:

	December 31, 2002		December 31, 2001 (unaudited)		September 30, 2002
	Current	Noncurrent	Current	Noncurrent	Current	Noncurrent
Credit balances with banks	6	—	70	—	7	—
Bank loans and long-term financing	155	422	124	327	182	454
Import financing	61	28	56	33	66	38
Related company—TISA(2)	3,353	—	2,137	—	3,663	—
Negotiable obligations(1)	86	3,426	277	2,333	127	3,732

Total	3,661	3,876	2,664	2,693	4,045	4,224

(1)	See issuance conditions in Notes 8.2.2. and 8.3.1.

(2)	As of December 31, 2002, includes 354 million corresponding to the Company (see Note 10.2.), 2,863 million corresponding to Telefónica (see Note 8.3.3.) and 136 million corresponding to Telinver (see Note 8.3.3.).

h)	Payroll and social security taxes payable:

	December 31, 2002		December 31, 2001 (unaudited)		September 30, 2002
	Current	Noncurrent	Current	Noncurrent	Current	Noncurrent
Vacation and bonus accrual	43	—	82	—	43	—
Social security taxes payable	14	—	28	—	10	—
Pre-retirement agreements(1)	12	28	28	85	13	33
Other	3	—	5	—	8	—

Total	72	28	143	85	74	33

(1)	Pre-retirement agreements mature through 2009, and do not have adjustment clauses. The amount includes 6 million related to benefits granted to employees included in such agreements, which are to be allocated by them to pension security tax payments corresponding to the period between the date of the agreement and December 31, 2002 and are to be paid by Telefónica until the worker qualifies to obtain legal pension benefits.

i)	Taxes payable:

	December 31, 2002		December 31, 2001 (unaudited)		September 30, 2002
	Current	Noncurrent	Current	Noncurrent	Current	Noncurrent
Income Tax accrual (net of prepayments)	—	—	74	—	—	—
Turnover tax accrual (net of prepayment)	13	—	26	—	14	—
Health and safety assessment	17	—	35	—	16	—
Value added tax	—	—	57	—	—	—
Tax on minimum presumed income	49	—	—	—	36	—
Deferred income tax liabilities	—	—	—	50	—	—
Other	16	—	22	—	13	—

Total	95	—	214	50	79	—

j)	Other payables:

	December 31, 2002		December 31, 2001 (unaudited)		September 30, 2002
	Current	Noncurrent	Current	Noncurrent	Current	Noncurrent
Financial instruments(1)	5	32	4	33	5	38
International Telecommunications Union	21	—	46	—	21	—
Debt with TYSSA, TCP, TDA and Atento	1	—	22	—	4	—
Other	27	33	44	80	27	33

Total	54	65	116	113	57	71

(1)	Corresponds to the foreign currency swaps described in Note 2.8.

k)	Goodwill on investments in companies:

	Original value			Depreciation
	At beginning of year/ period	Increase (Decrease)	At end of year/ period	At beginning of year/ period	For the year/ period	Decrease	At end of year/ period	Net book value
Three-month fiscal year ended December 31, 2002	490	—	490	141	6	—	147	343

Three-month period ended December 31, 2001 (unaudited)	596	—	596	189	9	—	198	398

Year ended September 30, 2002	596	(106)	490	189	52	(100)	141	349

Year ended September 30, 2001	611	(15)	596	162	29	(2)	189	407

Year ended September 30, 2000	600	11	611	125	37	—	162	449

l)	Cost of services provided:

	December 31, 2002	December 31, 2001 (unaudited)	September 30, 2002	September 30, 2001	September 30, 2000
Telecommunications services (Note 24.h)	459	729	2,410	2,845	3,529
Cost of services provided (Note 24.f)	39	34	49	249	205

Total	498	763	2,459	3,094	3,734

3.2	AGING OF ASSETS AND LIABILITIES AS OF DECEMBER 31, 2002:

	Assets				Liabilities
	Investments	Trade receivables(a)		Other Receivables(c)	Trade payables	Bank and other financial payables	Payroll and Social Security Taxes payable	Taxes payable	Other payables
Past-due(a):
Up to three months	—	89		—	38	—	—	—	1
From three to six months	—	35		—	3	—	—	—	—
From six to nine months	—	40		—	3	—	—	—	—
From nine to twelve months	—	56		1	1	—	—	—	—
From one to two years	—	124		4	2	—	—	—	—
From two to three years	—	50		1	7	—	—	—	—
At sight:	—	—		28	12	45	—	20	38

Current:
Up to three months	351	233		74	334	3,291	49	26	11
From three to six months	—	12		27	1	180	8	49	1
From six to nine months	—	5		33	13	87	9	—	3
From nine to twelve months	—	6		25	1	58	6	—	—
From one to two years	—	—		63	3	2,051	7	—	12
From two to three years	—	—		1	3	101	8	—	11
From three to four years	—	—		—	3	294	5	—	10
From four to five years	—	—		—	3	37	3	—	10
Over five years	—	—		48	56	1,393	5	—	21

Subtotal	351	719		305	483	7,537	100	95	118
Allowance for doubtful accounts	—	(401)		—	—	—	—	—	—
Benefits under the Collective Labor Agreements	—	—		—	—	—	—	—	1

Total	351	318		305	483	7,537	100	95	119

Percentage accruing interest at fixed rate	100%	1%		11%	—	51%	—	—	4%
Percentage accruing interest at variable rate	—	64	%(b)	33%	—	48%	—	—	—
Average interest rate in foreign currency	1%	—		9%	—	10%	—	—	6%
Average interest rate in local currency	1%	81%		3%	—	10%	—	—	—

(a)	Include 30 million classified as non-current taking into account Telefónica’s management estimates regarding probable collection terms (see Note 2.8.).
(b)	Such percentage is related to the portion of receivables over which surcharges are applicable for being in arrears. The rate indicated is that corresponding to bills collected with such surcharges.
(c)	Not including amounts corresponding to net deferred tax asset totally reserved.

4.	CORPORATE REORGANIZATION

4.1.	Tender offer for Telefónica shares

On January 12, 2000, TESA launched a tender offer for the stock of Telefónica whereby TESA offered to exchange for its own stock any and all Telefónica Class B shares not already directly or indirectly held by TESA. Telefónica shares subject to TESA tender offer represented 48.2% of Telefónica capital stock at that moment. As a result of the above-mentioned exchange of shares, and the transactions described in Note 10.2.1. —”Agreement signed by the Company’s Shareholders”—, 98% of Telefónica Common Capital Stock is indirectly controlled by TESA.

4.2.	Telefónica reorganization

As a consequence of TESA’s plan to reorganize of its group operations by line of business, on January 30, 2001 and March 30, 2001, the Company’s and Telefónica’s Board of Directors and Telefónica’s Special Shareholders’ Meeting, respectively, resolved to reorganize some of its businesses.

After the above-mentioned reorganization, Telefónica, and consequently the Company, no longer holds an interest in TCP, TDA and TYSSA, whose businesses had previously been reorganized. According to the Board of Directors and the Special Shareholders’ Meetings of Telefónica and the above-mentioned subsidiaries, Telefónica’s equity interests in the above-mentioned former subsidiaries were spun-off (and therefore Telefónica’s capital stock was reduced) and those equity interests were merged into certain companies indirectly controlled by TESA (those companies operating the related specific business lines—Mobile and Data).

Furthermore, as approved by the Company and Telefónica’s Board of Directors and Telefónica’s Special Shareholders’ Meeting, the minority shareholders that are not related to TESA exchanged their Telefónica’s shares for shares of the companies into which the spun-off businesses were merged, in proportion to their interest in Telefónica. As a result of the capital reduction caused by the spin-off, the shares exchanged by the minority shareholders were cancelled, and minority shareholders hold an equal equity interest percentage in Telefónica and in the companies into which the spun-off businesses were merged. Registration in the Public Registry of Commerce of the above mentioned reorganization, became effective November 16, 2001 and the share exchange mentioned above was completed on December 12, 2001. Telefónica acquired, at their listing value, the fractions of Telefónica shares held by minority shareholders. The related 2,355 treasury shares were acquired at a price of $2.23 (in constant pesos of December 31, 2002) per share. Until these shares are sold, Telefónica may not exercise any of the rights inherent therein.

Described below are the agreements approved by Telefónica, TCP, Telinver, Telefónica Móviles Argentina S.A. (“TMA”) and TDA Board of Directors and Special Shareholders’ Meetings on January 30, 2001 and March 30, 2001, respectively, in connection with the reorganization transactions:

a)	Agreement between Telefónica, Telinver, TCP and TDA whereby:

—	Telinver spun-off the assets and liabilities related to the sale of equipment and point of sales network businesses and those assets and liabilities were merged into Telefónica.

—	TCP spun-off certain assets and liabilities related to the data transmission business, including the authorization to use Band “B” of the Table 1.2. of Frequencies included in Exhibit 1 of Resolution No. 869/98 of the SC in the Buenos Aires Multiple Area and certain cities located in the northern region of the country. The authorization had been granted to Aki under Resolution No. 18,766/99. Those assets and liabilities were merged into Telefónica.

—	TDA spun-off certain assets and liabilities related to the Internet Access business (including all of its customers other than corporate customers) and point-to-point lines in the southern region. These assets and liabilities were merged into Telefónica.

The above-mentioned spin-off-mergers were effective as from January 1, 2001 (“Date of the First Reorganization”).

b)	Agreement between Telefónica, TDA and TMA whereby Telefónica spun-off (i) the assets and liabilities related to the data business, including Telefónica’s international data business, the portion of Telefónica’s goodwill related to the TDA data business and the ownership interest in TDA, and (ii) Telefónica’s consulting business (Telefónica’s interest in TYSSA) that were merged into TDA. Additionally, Telefónica spun-off the mobile communications business related to Telefónica’s interest in TCP. That business was merged into TMA. The corporate reorganization described in this paragraph was effective as from February 1, 2001 (“Date of the Second Reorganization”).

c)	As from February 1, 2001 (“Date of the Third Reorganization”), Telinver spun-off and merged with Telefónica the assets of its e-commerce business, including its 50% interest in ECL.

Due to the tax effects of the reorganization and with regard to its exemption from income and value-added taxes, section 77 of the income tax law provides that Telefónica and its indirect controlling company shall, among other things, keep for a period of two years as from the reorganization date:

a)	the activities developed by the reorganized companies (or similar activities), and

b)	its shares listed on self-regulated stock-exchange markets (or, otherwise, Telefónica shareholders shall maintain an interest in the capital stock of the successor companies of at least 80% of the capital stock of the restructured companies as of the reorganization dates).

Telefónica and its indirect controlling company have fulfilled the requirements mentioned in a) and b) above.

The following tables show the approximate effect of the spun-off businesses (balances in constant pesos of December 31, 2002) on the consolidated statements of operations and cash flows for the years ended September 30, 2001 and 2000.

•	Consolidated loss of Telefónica’s spun-off businesses:

The results of operations related to Telefónica’s spun-off businesses for the years ended September 30, 2001 and 2000 are as follows:

	September 30, 2001(a)(b)	September 30, 2000(b)
Net revenues	637	1,907
Cost of services provided	(406)	(1,076)
Administrative expenses	(78)	(157)
Selling expenses	(189)	(589)

Operating (loss) income	(36)	85
Loss on equity investments	—	(4)
Other income, net	—	2
Financial (loss) income on assets	(5)	20
Financial loss on liabilities	(47)	(105)

Net loss of spun-off businesses	(88)	(2)
Income tax of spun-off businesses	30	(22)
Minority interest of spun-off businesses	43	—

Company’s interest in loss of spun-off businesses	(15)	(24)

(a)	Includes operations for the four-month period up to the effective reorganization date.
(b)	Stated in constant pesos of December 31, 2002.

•	Consolidated cash flows of the spun-off businesses:

Cash flows provided by the spun-off businesses for the four-month period up to the effective reorganization date (January 30, 2001) totaled 161 million (in constant pesos of December 31, 2002) and cash flows used in the spun-off businesses for the year ended September 30, 2000 totaled 489 million (in constant pesos of December 31, 2002) (see consolidated statements of cash flows).

5.	PREFERRED SHARES

As detailed in the Statement of changes in shareholders’ equity and in Note 6., the Company’s capital stock is comprised of common and preferred shares issued under Argentine law. The main issuance clauses of the preferred shares related to dividend payments, preferences among the various classes of preferred shares, preferences of the latter over common shares and the redemption of preferred shares, and, as may be seen from the issuance minutes, are as follows:

a)	Three different classes of preferred shares were issued, A, B and C. Each class accrues an annual preferred dividend at the rates established in the issuance clauses. Class C shares were amortized in two equal installments on April 30, 1996 and 1995.

b)	The original issuance conditions of preferred shares provided that the redemption value of preferred capital and the preferred dividends were established in US dollars and until March 31, 2002, the Company valued them in accordance with such clauses. However, and according to the Company’s and its legal advisors’ final analysis, such redemption value and the preferred dividends have been affected by the conversion into pesos provided by the new legal framework in effect in Argentina, established by Decrees No. 214/02 and No. 320/02 (see Note 21.). Consequently, the redemption value of preferred capital and the preferred dividends have been converted into pesos at a one peso ($1) = one U.S. dollar (US$ 1) exchange rate, being applicable to such amounts the adjustment by the benchmark stabilization coefficient (see Note 21.) accrued until the redemption date.

c)	The first accrual period of preferred dividends started on November 8, 1990 and ended on December 31, 1991, and thereafter, to June 29, 1998 coincides with the Company’s fiscal year-end. The Special Shareholders’ Meeting held on June 29, 1998, resolved to modify the Company’s year-end date. Such Meeting also established that the periods for accruing preferred dividends will be computed as from January 1 through December 31 each year, irrespective of the Company’s year-end date.

d)	Preferred dividends are cumulative. The issuance clauses of preferred stock state that such shares enjoy preference over common stock. Likewise, Class A preferred stock enjoys preference over Class B preferred stock. Dividend preferences include a priority order for voting and approval as well as for payment.

e)	Preferred dividend payment dates are as follows:

1.	Preferred dividends on Class A shares: the first date was April 30, 1994 and thereafter dividends are paid on the 30th day of April in each year to and including 2003.

2.	Preferred dividends on Class B shares: the first date was April 30, 1992 and thereafter dividends are paid on the 30th day of April in each year to and including 2007.

On each payment date any dividend accrued during the immediately preceding accrual period shall be paid.

f)	Preferred capital amortization dates are as follows:

1.	Class A shares of Preferred Stock: the first date was April 30, 1997 and thereafter, amortizations are made on the 30th day of April in each year until and including 2003, in installments equal to a seventh of the preferred capital of this type of stock. The Regular and Special Shareholders’ Meeting held on March 31, 1997 voted an early redemption of Class A preferred shares for a total US$38,460,047 (face value of 20,306,905 (historical value)).

2.	Class B shares of Preferred Stock: beginning on April 30, 1998 and thereafter, amortizations shall be made on the 30th day of April in each year until and including 2007, in installments equal to a tenth of the preferred capital of this type of stock. The Regular and Special Shareholders’ Meeting held on March 31, 1997 voted an early redemption of Class B preferred shares for a total US$37,848,336 (face value of 19,983,921 (historical value)).

The Special Shareholders’ Meetings held on April 30, 2001, April 28, 2000 and April 30, 1999 voted partial redemptions of Class A and B preferred shares for a total, in each redemption, US$1,640,000 (face value 865,920 in historical pesos) and US$4,030,000 (face value 2,127,840 in historical pesos), respectively, as set forth in the issuance conditions of such shares. These reductions were registered in the Public Registry of Commerce on June 12, 2001, July 21, 2000 and September 10, 1999, respectively.

g)	For the preferred capital stock fully amortized and to the extent that there shall be any preferred dividends unpaid, beneficial bonds shall be issued pursuant to Section 228 of LSC, as amended. Bondholders shall have the same preference as the holders of Preferred Stock. Amortization payments shall be made from liquid realized profits or free reserves.

h)	If, for any reason, preferred capital amortization cannot be made on the appropriate date, such payments shall be made on the next succeeding amortization date and so on.

i)	In the event of liquidation of the Company, for whatever reason, the holders of Preferred Stock shall collect first any preferred unamortized capital and then any preferred dividends accrued.

j)	The Company, among other provisions detailed in the issuance conditions, has agreed:

1.	Not to reduce its holding of shares of common stock of the controlled company to less than a majority thereof, without the prior consent of the holders of Preferred Stock in a Special Meeting of Preferred Shareholders.

2.	To control decisions inside the Board of Directors and General Shareholders’ Meetings of the controlled company.

3.	To make no investment other than in shares of the controlled company and assets incidental to the holdings of such shares by the Company.

4.	To incur no debt that shall cause all the debts of the Company to exceed at any time the amount of US$850 million over.

As of the date of issuance of these financial statements, the Company has met all obligations arising from the issuance conditions of preferred stock. As of the date of these financial statements, there are accumulated unpaid but not yet due preferred dividends and preferred capital stock that has not been redeemed as set forth in the original schedule, because, as of April 30, 2003 and 2002, the Company did not have liquid realized profits or free reserves as stipulated by issuance conditions. Consequently these unpaid amounts are to be considered not due.

k)	The holders of Preferred Stock shall have no right to receive common stock dividends whether from capitalization of reserves, capital adjustments or otherwise.

l)	The holders of Preferred Stock shall have no voting rights except as provided in clause 8 of the issuance conditions of each class of the preferred shares which mainly relate to: (i) the provisions of Sections 217 and 244 of LSC as amended, (ii) if voluntary dissolution of the Company has been elected by the Company or if its dissolution is decided by the appropriate corporate body or authority and (iii) if there is any preferred capital unredeemed at the maturity date. In these cases the holders of Preferred Stock shall have one vote per share.

The right to vote shall cease after the Company has complied with all its obligations, has ceased all acts that may prejudice preferred shareholders, after the delay is corrected or after the noncompliance is remedied or its effects are compensated.

The detail of capital determined in accordance with the issuance clauses prevailing and the preferred dividends accumulated, unpaid but not yet due as of December 31, 2002 as established in the issuance clauses and current law, is as follows:

	Capital stock(1)			Amounts stated in millions of Argentine pesos
Class of Preferred Stock	Face value in millions of Argentine pesos		Redemption value in millions of Argentine pesos(2)	Accumulated unpaid dividends as of December 31, 2001(3)	Twelfth preferred dividend period(4)	Total accumulated unpaid but not due preferred dividends
“A”	2		5	—	—	—
“B”	13		34	2	2	4

	14	(5)	39	2	2	4

(1)	See Note 6.
(2)	See b) in this Note.
(3)	It is related to the preferred dividends accrued during the twelve-month periods ended December 31, 2001, which are unpaid as of December 31, 2002, plus the adjustment for the benchmark stabilization coefficient as of December 31, 2002.
(4)	Preferred dividends accrued during the twelve-month period ended December 31, 2002 for Class A and B preferred stock, as stated in the issuance conditions and considering the effects of Decree No. 214/02 and related laws, amounted to approximately 131,000 and 2,161,000, respectively.
(5)	The table may not sum due to rounding in millions. See Note 6.

As of December 31, 2002 preferred stock adjusted for inflation as stated in Note 2.2. amounts to 58 million, while preferred capital stock determined in accordance with the issuance clauses and the legal framework mentioned above amounts to 39 million. The Company believes that the difference of 19 million in the value of preferred stock represents a redistribution of the total value of the Company’s capital stock between its common and preferred shareholders. The difference as of December 31, 2002 is comprised of a 20 million (in constant pesos of December 31, 2002) beginning balance and a decrease of 1 million in constant pesos, corresponding to the evolution of the net balance of the preferred stock, generated by the effect of Decree No. 214/02 and related laws.

The issuance provisions of the Company’s preferred A and B shares provide that, should there be no liquid realized profits or free reserves, the Company will not partially amortize preferred capital or pay the respective preferred dividends. Should there be preferred un-amortized past due capital, the issuance provisions of preferred A and B stock provide that preferred stockholders would be entitled to one vote per share. Based on the situations described in Notes 7.d) and 20. and according to the above-mentioned provisions, the Company did not amortize preferred stock or pay preferred dividends corresponding to the eleventh and twelfth period. For the above reasons this situation is not to be considered default.

According to item 5.a of the preferred shares issuance conditions, the holders of Class A shares of Preferred Stock are entitled to one vote per share as from April 30, 2003, since the tenth dividend payment date for such kind of shares has taken place, and there is preferred capital unredeemed as of such date.

6.	CAPITAL STOCK

Below is the Company’s capital status as of December 31, 2002:

Subscribed, paid in, issued and registered with the Public Registry of Commerce (historical values)
Common shares, series “A” (Face value $0.10, one vote per share)	441,492,779.70
Common shares, series “B” (Face value $0.10, one vote per share)	89,147,519.90

Subtotal	530,640,299.60

Class “A” Preferred Shares (Face value $0.10 each)(1)	1,731,840.00
Class “B” Preferred Shares (Face value $0.10 each)(1)	12,767,040.00

Subtotal	14,498,880.00

Total	545,139,179.60

(1)	See Note 5.b)

7.	LIST OF CONDITIONS AND THE TRANSFER CONTRACT—EXCLUSIVITY OF THE LICENSE—OTHER RESTRICTIONS

a)	The license which the controlled company holds for providing the telecommunications service may be revoked upon the fail in complying certain obligations. The List of Conditions and the Transfer Contract set forth the principal obligations of the Company and Telefónica under the List of Conditions and the Transfer Contract, of which the following still in force:

1.	The assets contributed to Telefónica used in providing telecommunications services may not be sold, assigned, transferred or encumbered in any way without the authorization of the SC.

2.	Telefónica Holding de Argentina S.A. (“THA”) and Telefónica International Holding B.V. (“TIHBV”), as members of the Consortium which was awarded the shares of the controlled company, may under no circumstances reduce their investment in the Company to percentages below twenty and ten percent (20% and 10%), respectively, of the common shares with voting rights, without the prior authorization from the Regulatory Authority.

3.	The Company may not reduce its investment, as a whole, below fifty-one percent (51%) of Telefónica’s total capital with voting rights with class A shares, without prior authorization by the Regulatory Authority.

4.	Telefónica has to maintain all or a substantial part of the provision of the telephone service and Telefónica’s main business and principal place of business in Argentina may not be changed.

5.	Telefónica has to meet certain objectives related to the services provided. The most important of these objectives are efficiency and services quality. In addition, suppliers of data and value added services are to be given equal access to telephone lines.

In addition, Decree No. 264/98 sets forth both optional and mandatory operating conditions with respect to the provision of basic telephone services. Such mandatory conditions, include mainly to permit other providers to interconnect to the Company’s network (including voice and data transmission services), and the installation of a minimum number of new lines.

In the opinion of the Company’s management, the Company and Telefónica have met all of the above-mentioned obligations.

b)	Although the effectiveness of Decree No. 264/98 (mentioned in Note 1.) was subject to the conclusion of certain legal proceedings, the Argentine Government has implemented Decree No. 264/98, and

Telefónica believes that it is unlikely that the outcome of those proceedings would significantly slow the trend toward increasing competition.

Decree No. 264/98 issued by the National Executive Power, established subject to the results of the above-mentioned legal proceedings, a period of transition to competition in the telecommunications industry, during which all of Telefónica’s rights and obligations related to the exclusivity of the license not otherwise modified, should remain in effect. Decree No. 264/98 established a timetable for the liberalization, subject to issuance of related regulations, first liberalizing the area of public telephones followed by liberalization of the rural telephone market, the liberalization of the market for basic telephone services with the addition of up to two new licenses (two new operators) to provide such services at the end of the period of exclusivity and concluding with the total liberalization of local, domestic and international long-distance services on November 8, 2000. In this context, the SC issued Resolution No. 1,686/99, which provided that the transition period to competition in telecommunications ended on October 10, 1999.

On March 31, 1999, Telefónica signed a license agreement with the SC for an unlimited period of time, to provide local and domestic and international long-distance telephone services and telex services in the Northern region of the country. Telefónica’s obligations under the license, mainly related to service quality and coverage of the areas to be serviced.

Also, on June 9, 2000, the National Executive Power issued Decree No. 465/00, which provides for the total deregulation of the telecommunications market as from November 9, 2000. On September 3, 2000, the National Executive Power issued Decree No. 764/2000 which, in the context of such deregulation approved the Rules for Licenses for Telecommunication Services, the Rules for Interconnection, the Rules for Universal Service and the Rules for the Management and Control of Radioelectric Spectrum. These rules constitute the current regulatory framework applicable to Telefónica. The above-mentioned rules provide, among other issues, the requirements to obtain the licenses to render telecommunications service, the conditions to establish rates and the providers’ obligations, the technical and economic aspects for interconnection to the networks of different providers, the programs, administration and economic issues of the Universal Service, as well as the principles that will govern the management and control of the radioelectric spectrum. On September 19, 2000, Telefónica filed a reconsideration petition against certain issues of Decree No. 764/2000. The Court has not as yet ruled on this issue.

Telefónica’s short-term strategy has been to continuously adapt its business strategy to address the challenges and risks presented by the Argentine economic crisis. Therefore, the short-term strategy focuses on the renegotiation of tariffs, cost controls and efficiency improvements, capital expenditures controls, improvements in working capital and management of cash and liquidity.

Telefónica’s current long-term business strategy is to maintain and enhance its position in Argentina’s competitive telecommunications market. The implementation of this strategy involves the introduction of service offerings in new geographic areas, improving and expanding services Telefónica currently serve in the markets and its continuous development as a provider of telecommunications services for corporate and residential customers.

In the long term, Telefónica intends to continue to solidify its position as the leading provider at integrated business solutions in Argentina by providing a full range of services including voice, value added services, broad band (“ADSL”), dial-up Internet access, sales of telephone equipment and other high-technology products for corporate users through different marketing channels. Telefónica also intends to continue to invest substantial resources and efforts into training and personnel development and incentive programs to reduce costs and improve efficiency.

Telefónica considers that the implementation of these short and long-term business strategies will continue having a positive impact on the competitiveness of telecommunications activities reducing the adverse effects of growing competition and Argentina’s economic and political situation.

During 2002, additional factors have had material effects on Telefónica´s operations, results and financial condition. Such factors arise from the Argentine economic crisis and the effect of the current regulatory framework on Telefónica´s ability to respond to the above mentioned effects. (see Notes 8. and 12.).

c)	Legal reserve: in accordance with Argentine legal requirements currently in force, 5% of the year’s realized income must be appropriated to legal reserve until reaching 20% of adjusted capital stock.

d)	Dividends: as far as the restrictions related to the dividends of preferred shareholders are concerned, see Note 5.

As of December 31, 2002, the Company has retained losses of 2,642 million and a reserve for future dividends of 832 million (in constant pesos of December 31, 2002). Consequently, the dividend distribution is restricted. See Note 20.

8.	FINANCIAL DEBT

8.1.    Financing

The Company has funded its working capital requirements, interest payments and amortization of debt out of dividends from Telefónica, external financing from financial institutions, from capital markets, additional issuances of equity securities, and loans from related companies. Telefónica has followed a financing policy that has combined the use of internally generated funds with the use of third-parties’ and majority shareholder’s financing.

As of December 31, 2002, consolidated current assets in foreign currency are lower than consolidated current liabilities in foreign currency in the amount of US$979 million (equivalent to 3,298 million).

The Company and Telefónica have prepared their financing projections and plans expecting to cover future fund needs to continue Telefónica’s investment plan and repay short and long-term debt mainly with funds generated by the operations plus bank loans and access to capital markets. Alternatively, they would seek for long-term refinancing of their payables.

However, owing to the macroeconomic situation described in Note 21., as of the date of issuance of these financial statements, third parties’ credit lines are not available in amounts sufficient to enable the Company and Telefónica, together with internally generated funds, to meet current debt obligations. Furthermore, it is not possible to determine whether this situation will improve in the short term. (See Note 26.)

Since early December 2001, Argentine authorities implemented a number of monetary and currency exchange control measures that mainly included restrictions on the withdrawal of funds deposited with banks and tight restrictions for making transfers abroad, with the exception of those related to foreign trade and other authorized transactions, most of which have been eliminated as of the date of issuance of these financial statements (See Note 21.).

THA, a shareholder of the Company, is evaluating Cointel’s financing needs considering the Argentine economic situation and the current difficulties to have access to credit, and has expressed its commitment to use its best efforts to provide financing directly or indirectly, subject to THA’s own fund availability, which depends on the evolution of the issues affecting THA’s own financial situation.

On the other hand, TESA (Telefónica Internacional S.A.’s (“TISA”) parent company) has advised the Company and Telefónica that, as of the date of issuance of these financial statements, it was still evaluating the Argentine macroeconomic context and analyzing financing alternatives for such companies, including the possibility of refinancing over the long-term its current loans to such companies and, if necessary, providing additional financing.

Consequently, the Company’s and Telefónica’s ability to settle their payables to local and foreign creditors depends upon the possibility of obtaining financing or, if not possible, of refinancing financial payables, as well as, if necessary, the granting of additional financing by its direct or indirect controlling companies.

Should no financing alternatives be available for the Company and Telefónica or should the Company and Telefónica not succeed in obtaining refinancing, such companies would not have sufficient funds available to meet their current liabilities (including those disclosed as current on the consolidated balance sheet as of December 31, 2002 and those liabilities that would turn into current payables if creditors claimed a default) (Ps.3,801 million classified as non-current containing cross-acceleration clauses) payable to local and foreign creditors.

Although the Company and Telefónica will continue to make their best effort to obtain such financing, which up to date have had favorable results through obtaining waivers from creditors, the exchange for long-term debt (see Note 8.3.1.) and short-term refinancing, as of the date of issuance of these financial statements, it is not possible to assure what the result of such negotiations will be and, consequently, whether the Company and Telefónica will be able to settle their current liabilities in the normal course of business and maintain their normal operations.

8.2. The	Company

8.2.1.	Repurchase agreements involving Telefónica Class B shares

During the first quarter of 1998, the Company executed agreements with Merrill Lynch International (“ML”) and Nomura Bank International Plc. (“Nomura”) whereby the former delivered 40.2 million Telefónica Class B shares, with the obligation to repurchase such shares on May 28, 2003 for US$123 million under the respective repurchase agreement. These agreements accrued interest at a fixed rate of 8.125% and 7.825% on principal amounts of US$82 million and US$41 million, respectively; such interest was to be paid semiannually, on February 27 and August 27 of each year for the debt of US$82 million and on March 11 and September 11 of each year for the debt of US$41 million, through May 28, 2003, when the transaction fell due.

Due to the above-mentioned transactions the Company booked since 1998 a loan secured by Telefónica shares which was allocated in the balance of the “Noncurrent—Banks and other financial payables” and classified 40.2 million Telefónica Class B shares freely disposable as noncurrent, valuing them at their market value net of estimated selling expenses at the end of each year.

On June 30, 2000, Nomura and ML subscribed an agreement pursuant to which Nomura has transferred all its rights under the contract described in the first paragraph to ML.

On June 5, 2001, the Company and ML executed a termination agreement whereby Cointel paid ML a total of US$132.6 million (out of which US$125.6 million was for principal and interest and US$7 million was the early settlement charge). ML delivered to Cointel 40.2 million Telefónica shares and both parties agreed to terminate the repurchase agreements executed in 1998. In view of the above and of the plans of the Company’s controlling shareholder, TESA, the Company’s management has ceased to consider such shares as freely available and decided that they will be used to maintain a controlling shareholding in Telefónica.

On March 6, 1998 the Company had granted ML a call option on 40.2 million Telefónica Class B shares to be exercised on May 28, 2003, for an approximate value of US$6.2 per share adjusted for the dividend distributions made by Telefónica through that date. On June 30, 2000, the Company and ML amended certain conditions of this agreement, whereby ML has the right to require from Cointel, on May 28, 2003, the delivery of capital stock of TESA instead of Telefónica shares, modifying the strike price of the call option for such TESA’s shares, in proportion to the price offered for Telefónica shares in the TESA Tender Offer described in Note 4. If, on May 28, 2003, the market price of TESA ADRs would have been higher than US$102.79 (the exercise price), ML may have acquired from the Company 2.23 million TESA ADRs at the exercise price. The call option market value as of December 31, 2002 was not material. At the expiration date, May 28, 2003, the market price of TESA ADRs was lower than US$102.79, consequently ML did not exercise this call option.

8.2.2.	Negotiable obligations

The Regular and Special Shareholders´ Meeting held on March 31, 1997, approved the creation of a Global Program for the issuance of Negotiable obligations (the “Program”). Such Negotiable obligations are nonconvertible into shares, for a maximum outstanding amount during the term of the Program of US$800 million or its equivalent amount in other currencies, unsecured, to be issued in different classes and/or successive series, which could be accumulative or not; such bonds are to allow for early redemption in cash or in kind, in the latter case with securities of other companies. In addition, the above-mentioned Shareholders´ Meeting delegated broad powers to the Board of Directors to determine the timing, features and other terms and conditions of the issuance.

Under the Program, the Company’s Board of Directors decided the issuance of two series of Negotiable obligations: “A” Series for US$225 million and “B” Series for 175 million; the maturity date is August 1, 2004, for both series. On July 3, 1997 the CNV approved the issuance. On July 24, 1997, the Company placed all of the issuance on the market. The net proceeds of this transaction which totaled approximately US$395 million were used to refinance bank debts maturing from January through September 1998.

The main terms and conditions of this issuance of Negotiable obligations are:

a)	Face value: US$1 and $1 for the “A” and “B” Series, respectively, bearer and registered, ordinary, nonconvertible into shares.

b)	The total amortization of the Negotiable obligations is to take place in one single installment payable at seven years for both series. Such amortization, as well as accrued interest, is to be paid in US dollars in the case of the “A” Series, and in US dollars or Argentine pesos in the case of the “B” Series (at the discretion of the obligee). The Company may redeem such obligations for fiscal reasons, at 100% of their face value plus interest accrued through the redemption date.

c)	The securities accrue an annual interest of 8.85% and 10.375% on “A” Series and “B” Series, respectively, payable half-yearly in arrears with due dates on February 1 and on August 1 of each year and beginning on February 1, 1998.

d)	This issuance does not constitute either a secured or a subordinated debt of the Company, ranking pari-passu -with no preferences- in respect of the Company’s current and future unsecured and unsubordinated debts.

The prospectus for this issuance gives a detailed description of its terms and conditions. The main stipulations concern: a) a commitment of the Company not to encumber or grant real property rights, with certain exceptions, on its assets or present and future revenues unless the Company complies with certain requirements, b) conditions for the early redemption of the issuance, and c) causes of default that would allow obligees to consider such bonds as immediately due and payable, such causes being, among others, nonpayment of the Negotiable obligations, defaults in the payment of indebtedness of the Company or any material subsidiary aggregating US$20 million or more (see Note 10.2.), the sale of all or a significant proportion of the Company’s assets, the loss of control over Telefónica’s corporate decisions and noncompliance with certain financial ratios.

The meetings of the Holders of the Company’s Negotiable obligations were held on December 28, 2000. Those meetings approved certain amendments to the terms and conditions of issuance of those negotiable obligations which allowed TESA’s reorganization described in Note 4. The Company paid bondholders that approved the reorganization an “authorization fee” equal to 0.75% of the amount of the principal for those bondholders who voted in favor, in the aggregate amount of 4.8 million plus 2.8 million (in constant pesos of December 31, 2002) corresponding to fees and other related expenses. Additionally, the Company obtained approvals from certain creditors that permitted TESA’s reorganization.

8.2.3.	Other financial debt

On April 30, 1997 a debt instrument was issued in favor of a preferred shareholder who accepted an early redemption of Class B preferred shares, for a face value of US$23 million with an interest rate equal to the dividend of the preferred shares being redeemed and amortization of the principal amount in ten equal and consecutive annual installments as from April 30, 1998. This debt instrument was settled on May 9, 2002 (see Note 10.2). As of its cancellation date, principal amount plus interest accrued through that date amounted to US$14.5 million.

8.3. Telefónica	(See Note 26)

8.3.1.	Negotiable obligations

As of December 31, 2002, there are three Negotiable obligations issues outstanding:

Month and year of issuance	Face value (in million)			Term in years	Maturity month/year	Rate per annum %	Use of proceeds
11/94	US$	300		10	11/2004	11.875	(b	)
05/98	US$	400	(a)	10	05/2008	9.125	(b	)
06/02	US$	71		4	07/2006	9.875	(c	)

(a)	In August 1998, Telefónica bought and cancelled in advance US$31.5 million of the first class under the global program. Accordingly, the amount of principal owed as of December 31, 2002, for such issuance is US$368.5 million.
(b)	Financing of capital expenditures in Argentina.
(c)	Refinancing of liabilities.

The prospectuses related to the issuance of these Negotiable obligations describe the issuance conditions in detail. The main stipulations concern: a) commitment of Telefónica not to mortgage or charge, except certain permitted charges, its present or future assets or revenues, unless Telefónica’s commitments under the Negotiable obligations meet certain requirements; b) conditions for the early redemption of the issuance and c) events of default in which event the bondholders could declare the lapse of all due dates, such causes being, among others, failure to pay on the securities, default on other debts in amounts equal to or exceeding US$20 million, attachments which in the aggregate exceed US$10 million, among others.

Telefónica has a global program in effect to issue Negotiable obligations for a total of up to US$1,500 million, pesos or any currency or currencies, securities at par, and repayable in 31 days to 30 years. The covenants and commitments are the usual ones for this kind of transaction. The issuances of Negotiable obligations of May 1998 and June 2002 have been issued under that program. Telefónica obtained an authorization to make public offering of Negotiable obligations under such global program from the CNV and from the Luxembourg Stock Exchange.

— Exchange of negotiable obligations

On May 20, 2002 Telefónica’s Board of Directors decided to launch an offer to exchange the full amount of the issue made in July 1999 for a principal amount of US$100 million due July 1, 2002, hereinafter the “2002 Notes”.

This exchange offer began on May 28, 2002, and for each US$1,000 in principal in circulation of the 2002 Notes, Telefónica offered to exchange:

•	a principal amount of US$850 for new notes to be issued at 9.875%, due July 1, 2006, hereinafter the “2006 Notes”, plus

•	US$100 in cash for all 2002 Notes included in valid tenders until June 21, 2002, plus

•	US$50 in cash for all 2002 Notes in valid tenders made until June 13, 2002 (a date subsequently extended to June 18, 2002) as Early Tender Fee.

Holders making valid tenders of their 2002 Notes amounted to 83.971% of the total value of the issue. As a result, Telefónica issued 2006 Notes for a total amount of US$71,375,350 and paid US$12.6 million in cash (of which US$4.1 million corresponded to the Early Tender Fee). Subsequently, on maturity of the 2002 Notes, Telefónica proceeded to redeem the notes that were not exchanged by means of a payment of US$16.03 million.

The 2006 Notes accrue interest as from July 1, 2002 at an annual rate of 9.875% payable six-monthly on January 1 and July 1. The first interest payment date was January 1, 2003. The 2006 Notes include a mandatory redemption right that can be exercised by the holders after July 1, 2004 if by July 1, 2004 the total outstanding principal amount corresponding to the issue made by Telefónica in November 1994 (hereafter the 2004 Notes) plus any refinancing of such notes due prior to July 1, 2006, were to exceed 30% of the total initial principal amount of the 2004 Notes.

Furthermore, on June 21, 2002 a Meeting of Holders of 2008 Notes issued by Telefónica was held at which approval was given for the waiver of the right to demand accelerated maturity of the notes in the event of failure to pay any other class of notes issued under the same program, through an amendment to Section 11 of the program issue terms and conditions. In consideration for this waiver Telefónica made a cash payment of US$1 million.

8.3.2.	Long-term bank financing

Telefónica has borrowed funds from major financial institutions in an amount equivalent to 422 million as of December 31, 2002. These funds have been borrowed under terms and conditions customary in this kind of transaction, which generally refer to the commitment not to encumber or grant security interests on its assets or on present or future revenues, other than certain permitted encumbrances or unless certain predetermined conditions are met.

Telefónica has received from a foreign financial institution not related to Telefónica a credit facility for an amount of US$12 million, which is due for payment in the long term under originally agreed conditions. Under certain covenants included in the loan agreement executed with such organization, and due to the effects of the Argentine economic crisis on Telefónica’s financial statements and financial position, the creditor has become entitled to declare, upon expiry of the stipulated grace period, the amount receivable from Telefónica to be immediately due and payable. On February 4, 2003, Telefónica requested from the creditor a specific waiver regarding such instances of noncompliance, which was obtained as it relates to these financial statements as of December 31, 2002.

Additionally, Telefónica uses other long-term bank credit lines to finance imports from different commercial banks.

8.3.3.	Other financing—Related Parties

As of December 31, 2002, Telefónica and Telinver owed approximately 2,863 million (about US$850 million) (see Note 10.2.4.) and 136 million (US$40 million), respectively, to related parties, which had matured through March 2003 and were renewed through June 2003. These loans accrued interests at one-month LIBOR plus 8% per annum, payable monthly. These agreements established the usual commitments for these kinds of transactions, as well as clauses that establish that the creditor may accelerate the terms of Telefónica’s payables (“events of anticipated maturity”) if there are changes in Telefónica’s equity, economic and financial situation that due to their adverse nature may affect Telefónica’s capacity to comply with the obligations assumed in the agreements or if there are restrictions that may limit the capacity of Telefónica to repay its debts.

The creditor has advised Telefónica that until September 20, 2003, (beyond the due date of such debt): (i) the effects of the Public Emergency System implemented in Argentina by Decree No. 1,570/01, Law No. 25,561, as supplemented and amended, in force shall not be considered by the creditor as an event of anticipated maturity; and (ii) the creditor shall not consider that, as of such date, loans have become immediately due and payable in accordance with the agreements.

The loan agreements currently in effect additionally contain acceleration clauses that would be triggered in the event of certain court or out-of-court procedures being initiated in connection with claims exceeding a certain percentage of the shareholders’ equity of Telefónica or one of its significant subsidiaries in accordance with the definition stipulated in such loan agreements. Telefónica has obtained a waiver in respect of procedures of this nature that were pending against Telefónica as of June 13, 2003, subject to a condition that no other debt be accelerated on similar grounds.

As of the date of these financial statements, the Company and Telefónica have met all obligations arising from the issuance of the above-mentioned debt instruments.

9.	REGISTRABLE ASSETS OF TELEFONICA

On October 27, 1994, “ENTel in liquidation” issued Resolution No. 96/94 whereby it undertakes to perform all necessary acts to accomplish the transfer of title of registrable assets for such time as may be necessary, notifying Telefónica 60 days before the date that may be defined as the expiration of ENTel’s commitment. This resolution recognized that the licensee companies will be entitled to claim the indemnity stipulated in the Transfer Contract for the real property whose title had not been conveyed to them by the time of the expiration of the above mentioned period. As of December 31, 2002 these assets have a net book value of about 632 million (in constant pesos of December 31, 2002), of which approximately 553 million (in constant pesos of December 31, 2002) have been registered in Telefónica’s name. In Telefónica’s opinion, the registration of title of a major portion of the most significant assets contributed by ENTel will be successfully completed. Accordingly, in Telefónica’s Management opinion, the final outcome of this matter will not have a significant impact on Telefónica’s results of operations and/or its financial position.

10. ACCOUNTS	AND TRANSACTIONS WITH AFFILIATES AND RELATED COMPANIES

10.1. Affiliates	(amounts expressed in millions of Argentine pesos)

10.1.1. Telinver	(see Note 4.)

On December 23, 2000 and June 28, 2001, Telefónica made irrevocable capital contributions to Telinver in an amount of 37 million (in constant pesos of December 31, 2002) and 79 million (in constant pesos of December 31, 2002), respectively, the first one through the settlement of certain receivables outstanding with Telinver.

As of December 31, 2002, current liabilities in foreign currency of Telinver exceed current assets in foreign currency by approximately US$36 million and, in addition, total liabilities exceed total assets, so there is a negative shareholders’ equity of 45 million (in constant pesos of December 31, 2002) and consequently Telinver falls under the conditions for mandatory dissolution caused by loss of company’s capital stock due to accumulated losses set forth in clause 5 of Section 94 of the LSC. However, Decree 1269/02 dated July 16, 2002 has suspended the enforcement of clause 5 of section 94 and section 206 of the LSC until December 10, 2003.

Telefónica is evaluating Telinver’s financing needs considering the Argentine economic situation and the current difficulties to have access to credit, including the possibility to grant direct financing to cover short-term cash requirements and, if applicable, grant additional financing. However, if the current difficulties to obtain refinancing or additional loans for Telinver continue, Telefónica plans, and has so agreed with Telinver, to use its best efforts to provide such financing directly subject to Telefónica’s own fund availability, which depends on the evolution of the issues affecting Telefónica’s financial situation and cash flows described in Notes 8.1. and 12.

10.1.2.	ECL

As of December 31, 2002, Telefónica holds together with Alto Palermo S.A. (“APSA”) a 50% interest in ECL for the development of an e-commerce shopping center. Thus, Telefónica, as successor of the rights and obligations assumed by Telinver with respect to this business, was bound to make, together with APSA, irrevocable contributions for the amount of US$10 million, which were made effective in equal parts on April 30, 2001.

Additionally, the parties undertook to make a capital contribution for the development of new business lines for a maximum of 12 million, 75% of which is to be contributed by Telefónica.

10.2. Section	33—Law No. 19,550 companies and related companies

Section 33—Law No. 19,550 companies

As of December 31, 2002, there are nine outstanding loan agreements executed between TISA (as lender) and the Company (as borrower) as set forth in the table included below. These loans accrued interest at six-month LIBOR plus a differential between 8% and 9%, payable semiannually. The principal (except for what is described in reference (a) of the above-mentioned table) had a semiannual repayment term, renewable automatically unless TISA notifies in writing its intention not to extend the contract at least three business days before expiration date.

During the fiscal year ended September 30, 2002, the Company and TISA executed an amendment to certain loan agreements whereby they agreed that TISA could determine, prior written notice, the conversion into principal of accrued interests as of each due date. During the three-month fiscal year ended December 31, 2002, interests converted into principal under the above-mentioned loans amounted to US$2 million.

The detail of the loans is as follows:

Original agreement date	Last renewal date as of December 31, 2002	Maturity date		Principal as of December 31, 2002 (in millions of US$)
06-07-01	09-09-02	03-10-03	(b)	38.0
07-26-01	10-30-02	04-30-03	(b)	10.8
07-27-01	10-30-02	04-30-03	(b)	9.9
09-13-01	09-18-02	03-18-03	(b)	4.5
03-29-02	10-21-02	04-21-03	(b)	11.0
07-29-02	N/A	01-29-03	(b)	0.3
07-30-02	N/A	01-30-03	(b)	2.5
07-24-02	N/A	01-24-03	(b)	10.1
05-09-02	10-30-02	(a)		15.2 (a)

(a)	Amortization of this loan is in equal annual consecutive installments until April 30, 2007, except for the first one, which matured on October 30, 2002 (on such date it was refinanced setting April

30, 2003 as its maturity date and on such date it was refinanced together with second installment setting October 30, 2003 as its maturity date). As of December 31, 2002, the Company has classified such loan as current, taking into account the maturity date of the waiver mentioned below in this note.

(b)	These loans were renewed as they became due and accrued interests as of such date were converted into principal accordingly to the clauses of the above-described contracts.

As of December 31, 2002, the book value of the above-mentioned loans amounts to US$105 million (equivalent to 354 million as of December 31, 2002) of which US$102 million corresponds to the principal amount and approximately US$3 million to interests. Additionally, as of December 31, 2002, the Company maintains with Telefónica a loan for approximately 3 million.

In obtaining the above-mentioned loans, the Company has undertaken certain commitments, mainly involving restrictions on the sale of assets and on the encumbrance of certain assets, on the Company or any of its affiliates becoming a party to mergers or acquisitions, with certain exceptions. In addition, the loans shall forthwith become due and payable upon the Company defaulting on any of the obligations undertaken under the loan agreement, changes in the Company’s controlling shareholders, the Company or its affiliates defaulting on their obligations in excess of euro 20 million, changes in the Company’s main business activity and should the Company or any its affiliates lose the government licenses obtained and should the Company’s financial and economic position be altered in such a way that, based on the adverse nature thereof, could affect the Company’s ability to meet the terms and conditions assumed on such agreement, and should there be any restrictions affecting its ability to settle the payables to TISA. TISA has advised the Company that until September 20, 2003: (i) the effects of the Public Emergency System implemented in Argentina by Decree No. 1,570/01, Law No. 25,561, as supplemented and amended, in force shall not be considered as an event of default as defined under the loan agreement; (ii) TISA shall not consider that, as of such date, loans have become immediately due and payable due to the restrictions affecting the Company’s ability to settle the payables to TISA in connection with the loan agreements and (iii) shall not consider that debts have become due and payable for the Company’s failure to meet certain financial ratios established in most of the contracts. Regarding the maximum term provided by the abovementioned waiver, as of December 31, 2002, the Company has classified as current liabilities, maturing in September 2003, a loan of US$9 million (equivalent to 30 million at the exchange rate in effect at December 31, 2002), whose original maturity date was noncurrent. Additionally, some of the loan agreements in effect include acceleration events in case certain judicial or extra-judicial proceedings are filed for amounts in excess of certain net equity percentages of the Company or material subsidiary in accordance with the definition stipulated in such loan agreements. As of the date of issuance of these financial statements, the Company obtained a waiver in connection with those proceedings existing as of that date, subject to a condition that no other debt be accelerated on similar grounds, covering at least the current terms of those loans.

During the three-month fiscal year/period ended December 31, 2002 and 2001 and the years ended September 30, 2002 and 2001, the Company accrued interest and fees related to loan agreements with companies relating to Section 33 of the LSC for an amount of 10 million, 3 million, 21 million and 6 million (in constant pesos of December 31, 2002), respectively. During the three-month period ended December 31, 2001 and the years ended September 30, 2002 and 2001, the Company collected cash dividends for an amount of 212 million, 212 million and 167 million (in constant pesos of December 31, 2002) from its investment in Telefónica.

Until December 15, 2000, THA provided all administrative services required by the Company billing approximately US$174,000 annually. Starting from this date, these services are provided by Telefónica. During the three-month fiscal year/period ended December 31, 2002 and 2001 and the years ended September 30, 2002 and 2001, the Company received administrative services from Telefónica for approximately $24,000, $13,000, $0.1 million and $0.1 million (in constant pesos of December 31, 2002), respectively.

Related Companies

As of December 31, 2002 and 2001 and as of September 30, 2002, Cointel did not maintain other balances with related companies in addition to the ones detailed at the beginning of this note. Additionally, during the three-month period ended December 31, 2001 and the years ended September 30, 2001 and 2000, the Company accrued interest with other related parties for an amount of 0,9 million, 2.9 million and 4 million (in constant pesos of December 31, 2002), respectively and during the three-month fiscal year ended December 31, 2002 and the year ended September 30, 2002, the Company did not accrue interest with such related companies.

10.2.1. Agreement	signed by the Company’s Shareholders

On April 11, 2000 certain affiliates of Hicks, Muse, Tate & Furst, Incorporated (“Hicks Muse”), including República Holdings, Ltd. and a Citibank N.A. affiliate (“CEI affiliates”) and TESA entered into a Stock Exchange Agreement (the “Contract”), in relation with certain transactions whereby, after certain conditions were met, as of December 15, 2000, CEI (now THA) original shareholders transferred to TESA, shares representing 80.9% of the capital stock and 84.7% of the votes of THA, in exchange for TESA common shares issued. On June 29, 2001, TESA notified THA that the former had transferred on May 8, 2001 all its shares in the latter to its subsidiary TISA. Additionally, as of December 31, 2001, as a result of THA’ s capital stock reduction, TESA indirect equity interest in THA, increased from 80.9% to 99.99%.

10.2.2. Commitments	related to TCP (See Note 4.)

In July 1999, Telefónica supplied to the Argentine Government with performance guarantees to ensure TCP’s service coverage in Argentina under its PCS licenses in the amounts of US$22.5 million and 45 million (jointly with Telecom Argentina Stet France Telecom S.A. (“Telecom”)). As informed by TCP, the duties arising from its PCS licenses have been complied with. As of the date of issuance of these financial statements, the CNC has not completed the technical audit related to the performance guarantees mentioned above. The outstanding performance guarantees denominated in foreign currency have been converted into pesos.

10.2.3. TDA	(See Note 4.)

On August 20, 1999, the CNC charged Telefónica and TDA with noncompliance with Decree No. 62/90 and Decree No. 266/98 for alleged infringement of the provisions on subsidies granted by the Basic Telephone Service Licensees to their subsidiaries and affiliates. On September 30, 1999, Telefónica provided the relevant defenses, and as of the date of these financial statements, the issue is pending resolution by the CNC. In the opinion of Telefónica’s management and its legal advisors, there are reasonable legal grounds to consider that the possibility of an adverse outcome is unlikely and remote.

10.2.4. Telefónica’s	outstanding balances and transactions with related companies (amounts stated in millions of constant Argentine pesos of December 31, 2002)

In 1997, some of the common shareholders of the Company executed an agreement to regulate certain corporate decisions of Telefónica such as the dividend policy and preferential rights held by some of them (members of the consortium, as defined in the Transfer Contract, and its affiliates) to provide goods and services under terms equal or more favorable than those offered by third parties. Telefónica made certain transactions with the Company’s shareholders and companies related thereto, including the services rendered by the operator, TESA, and those rendered by other third parties related to the Company’s shareholders.

Furthermore, Telefónica has signed a Management Agreement with the operator TESA. Under this Agreement, the full management of Telefónica is entrusted to the operator. Such agreement was automatically extended until April 2003 at TESA’s option, and may be extended again through 2008, at its option. The management fee amounts to 9% of the “gross margin”, as defined in the agreement, and in the case that its term is extended, the amount would range from 1.5% to 5% of the gross margin until 2008. The operator has advised Telefónica of its intention to renew the agreement, with fees to be negotiated within the above indicated range. On April 30, 2003, Telefónica and TESA entered into another agreement to supplement the Management Agreement in force between them. Pursuant to this supplementary agreement, Telefónica and TESA have agreed as follows: (i) as from May 1, 2003 through June 30, 2003, the parties will continue renegotiating the management fees to be paid by Telefónica to TESA, in the latter’s position as operator responsible for the comprehensive management of Telefónica’s activities, and (ii) that during the extension of the established renegotiation term, payment of the management fee will be temporarily suspended, as the fee to be agreed upon between the parties would be applied retroactively as from May 1, 2003.

The expenses/income, net of Telefónica and Telinver recognized in the consolidated financial statements under the management agreement with the operator, the transactions with other shareholders related to the furnishing of goods and services, and certain charges related to bank commissions, interest and administrative services during the three-month fiscal year/period ended December 31, 2002 and 2001 and the years ended September 30, 2002, 2001 and 2000, respectively, are as follows:

	December 31,		September 30,
	2002	2001(a)	2002	2001	2000
	Gain (loss) Amounts stated in millions of constant Argentine pesos of December 31, 2002
Management fee	(23)	(44)	(145)	(268)	(323)
Supply of goods and services	16	32	132	72	245
Financial expenses, net	(73)	—	(253)	(2)	(2)

(a)	Unaudited.

Transactions with Banco República relating to rental expenses and other ancillary services amounted to 11 million during the years ended September 30, 2001 and 2000 each year and 2 million for the period from October 1 through December 30, 2001 (date on which the República Group divested of its interest in Telefónica Group) (amounts stated in constant Argentine pesos of December 31, 2002). As from December 31, 2001, Banco República is no longer a company related to Telefónica.

Telefónica’s consolidated balances with the operator and other of the Company’s shareholders and other related companies as of December 31, 2002 and 2001 and September 30, 2002 are (in millions of constant Argentine pesos of December 31, 2002):

	Asset / (Liability)
	December 31, 2002	December 31, 2001(2)	September 30, 2002
Related companies receivables	57	65	72
Prepaid expenses	—	4	—
Related companies payables	(195)	(155)	(158)
Top Program coverage cost—TESA (see Note 16.)	(9)	(4)	(10)
Bank and financial payables—TISA(1)	(2,999)	(1,927)	(3,139)

(1)	See Note 8.3.3.
(2)	Unaudited.

On May 28, 2001, the National Executive Power issued Decree N° 677/01 which provides that any minority shareholder of Telefónica (that verifies the tenancy of stock as of the date of the decree) may demand that TESA makes a purchase offer to all of Telefónica’s minority shareholders, in which case TESA could make an acquisition statement of Telefónica’s capital stock owned by third parties or make a tender offer of such Telefónica’s shares. Such acquisition offers or statements may be carried out by providing to minority shareholders an exchange option to receive controlling shareholders’ listed shares. Should any of the above transactions be conducted, once the acquisition has been completed and the established procedure has been met, Telefónica would be automatically left outside from the share public trading and listing system. However, Telefónica’s negotiable obligations would still remain in such system.

11. COMMITMENTS

11.1. IBM—Telefónica	Contract

On March 27, 2000, Telefónica’s Board of Directors approved, considering the benefits foreseen by Telefónica based on the proposals received, the outsourcing through IBM of the operation and maintenance of the infrastructure of certain Telefónica’s information systems. Telefónica, TCP, Telinver and TDA (referred to jointly herein as “the Companies”) have executed certain contracts (the “Contracts”) with IBM whereby the operation and maintenance of the information technology infrastructure is outsourced to IBM for a six and a half-year term. Also, under this agreement, the Companies transferred gradually to IBM the assets used to render the services outsourced under the Contract. In consideration for the assets transferred, IBM paid 37.5 million, and has the obligation to renew the assets transferred periodically. Telefónica transferred such assets during August 2000. The agreement included that at contract expiration, IBM shall transfer to the Companies for a fixed price, the assets at such date dedicated to providing the services. On the other hand, IBM has hired the personnel of some of the Companies that had been assigned to render the services. Over the duration of the Contract the Companies shall pay IBM decreasing monthly installments in consideration for the base line services to be received under the Contract, and other charges for the use of additional resources. The total contract’s amount, which for Telefónica and Telinver was US$219 million and the above-mentioned fixed price for the transfer of assets, have fallen within the scope of the legal provisions applicable to contracts denominated in dollars described in Note 21. The charges for the service received during the periods ended December 31, 2002 and 2001 and the years ended September 30, 2002, 2001 and 2000, arise from final agreements between the parties regarding the value of the services received.

11.2.	Other

Telefónica signed contracts covering works to be executed in the outside and inside plant, of which approximately 53 million are pending.

12. TARIFF	SYSTEM

12.1. Tariff	agreement

Decree N° 764/00 on telecommunications deregulation establishes that providers may freely set rates and/or prices for the services rendered and for customer categories, which shall be applied on a nondiscriminatory basis. However, if there was no effective competition, the “historical” providers of such areas shall respect the maximum rates established in the General Rate Structure, which is the current situation for almost all the material services provided by Telefónica. Below the rates established in such rate structure, such providers may freely set their rates by areas, routes, long-distance legs and/or customer groups.

To determine the existence of effective competition, the historical providers shall demonstrate that another or other providers of the same service have obtained 20% of the total revenues for such service in the local area of the Basic Telephony Service involved. In 2000, Telefónica filed a request to the effect that effective competition be officially acknowledged to exist in the Buenos Aires Multiple Area. As no response to its request was obtained from the SC within a reasonable term, Telefónica brought the matter before the courts. Effective competition shall be considered to exist in the provision of national or international long-distance services for the calls originated in a local area of the Basic Telephony Service, when the customers in such area are able to choose, through the dialing selection method, among more than two service providers, if each of them, offers more than one long-distance destination.

Except for areas and services where effective competition is demonstrated to exist, the rate agreements established a maximum rate per pulse denominated in US dollars. These agreements also provided for the right of Telefónica to adjust this rate for changes in the Consumer Price Index of the United States of America on April 1 and October 1 of each year. However, Law of Public Emergency and Currency Exchange System Reform No. 25,561, dated January 6, 2002, provides that, in the agreements executed by the Federal Administration under public law regulations, including public works and services, indexation clauses based on foreign countries price index or any other indexation mechanism are annulled. In this regard, it sets forth that the prices and rates resulting from such provisions shall be established in pesos at a one peso ($1) = one U.S. dollar (US$ 1) exchange rate. Furthermore, Section No. 9 of the above-mentioned Law authorizes the National Executive Power to renegotiate the above contracts taking into account the following criteria in relation to public utility services: (a) the impact of the rates on the competitiveness of the economy and on distribution of income; (b) service quality and investment plans, when such aspects are contemplated in the contracts; (c) the interest of users and access to the services; (d) the security of the comprised systems; and (e) the profitability of the companies.

Under the rate regulation mechanism in effect known as Price Cap, Decree No. 264/98 provided a 4% reduction (in constant dollar terms) in rates, in terms similar to the method provided by point 12.5.1. of the List of Conditions, to be applied during each year of the transition period to basic telephone service rates; and 90% of such reduction to be applied to domestic long distance services. Telintar and now Telefónica as it successor, has applied the same 4% reduction to international rates.

On November 3, 1999, the SC issued Resolution No. 2,925/99, whereby, based on the assumption of the nonexistence of effective competition as of such date, provided a 5.5% reduction in telephone basic service rates for the period November 8, 1999, through November 2000. Such reduction was applied to detailed billing, domestic and international long-distance services. Likewise, the starting time of the domestic and international long-distance reduced rate was brought forward.

In April 2000 and March 2001, Telefónica, Telecom and the SC executed rate agreements which, subject to the approval by the Economy Ministry and of Infrastructure and Housing, provided the terms under which the Price Caps would be applied:

i)	Price Cap for the year 2000/2001: the SC established that the rate reduction for the period November 2000/2001 would amount to 6.75%. The reduction would be applied through: a) discount plans that were effective as from March 2000 (commercial and government basic rates, local measured service, and the application of certain preferential rates for internet access), the non-application of charges set forth in Resolution N° 2,926/99 until November 8, 2001 and the non-application over the year of the two semiannual adjustments to the pulse value for the US Consumer Price Index; b) given that such plans were brought into effect ahead of schedule, the accumulated effects of the above-mentioned rate reductions would be applied to the computation of Price Caps for the periods beginning November 2000, 2001 and 2002 adjusted at an interest rate of 12% per year; and c) furthermore, it was established that the difference between the effect of the discounts already granted and that of a 6% reduction would be applied on November 8, 2000 across different items of the tariff structure, and the additional 0.75% reduction would be applied as defined by the Licensees.

ii)	Price Cap for the year 2001/2002: the SC established that the efficiency factor for the Price Cap applicable for the period November 2001/November 2002 would amount to 5.6%. This rate reduction is to be implemented through: a) the non-application of the two adjustments to the pulse value by the US Consumer Price Index for the year, adjusting the effect as of November 8, 2001 at the 12% annual rate in order to measure it against the total expected 5.6% reduction, b) any balance resulting from the non-application of the adjustment to the value of the telephone pulse in the period 2000/2001, as well as any balance remaining in respect of a variety of items included in the 2000 price cap; c) any unapplied price cap portion remaining after the rate reductions mentioned in a) and b) above with respect to the 5.6% rate reduction, should be applied in the following manner: 70% as provided by Telefónica, 15% to the local service, and 15% to other services as required by the SC, other than monthly basic charges and the local measured service.

iii)	Price Cap for the year 2002/2003: The SC established that the efficiency factor could not exceed 5%, but it did not set its value.

Although the reductions mentioned in point i), and the early reductions referred to in point ii), are being applied by Telefónica, the related agreements have not been yet approved by the Economy Ministry and of Infrastructure and Housing. As of the issuance date of these financial statements, the effect of the discount plans implemented has not been established as compared to rate reduction percentages provided by such agreements, and the regulatory agency has not approved how to apply the rate reduction mentioned in point i).

On the other hand, in relation to the complaint filed by Consumidores Libres Cooperativa Limitada de Provisión de Servicios Comunitarios (“Consumidores Libres”), mentioned in Note 13.c), on October 4, 2001, Court Room IV of the Federal Appellate Court on Administrative Contentious Matters of the City of Buenos Aires awarded a precautionary measure requested by the plaintiff ordering the National Government, Telefónica and Telecom “to refrain from applying the corrections set forth in Section 2 of the Agreements approved by Decree N° 2,585/91 until final judgment is rendered in the case”, which meant that the rates could not be adjusted by the US consumer price index.

In the opinion of Telefónica’s Management and its legal counsel, the outcome of the issues related to the price cap and the complaint filed by Consumidores Libres could exclusively affect the maximum rates for future services that Telefónica is authorized to charge its customers regarding services, areas, or customers in which the government did not declare the existence of effective competition. As of December 31, 2002, these maximum rates are determined by applying to rates effective as of November 7, 2000, the discounts applied in order to implement the price caps related to November 8, 2000, and November 8, 2001, under the above-mentioned agreements.

Under the price cap mechanism currently in effect, the rate reduction percentage and the services to which such reductions will eventually apply depend on the final approval of the above-mentioned rate agreements, and on the outcome of the legal proceedings commenced by Consumidores Libres regarding the effective rate system.

Based on current rate regulation mechanisms and considering Telefónica’s defense against the above-mentioned legal proceedings, in the opinion of Telefónica’s Management and its legal counsel, the outcome of these issues will not have a negative impact upon Telefónica’s financial position or a significant adverse effect on its results of operations.

In connection with the agreements executed by the Federal Administration under public law regulations, including public services, Law No. 25,561 provided for: (1) the annulment of dollar or other foreign currency adjustments and indexing provisions; (2) the establishment of an exchange rate for dollar-denominated prices and rates ($1 = US$ 1); and (3) the authorization of the National Executive Power to renegotiate the conditions of the above contracts taking into account the following criteria: (a) the impact of the rates on the competitiveness of the economy and on distribution of income; (b) service quality and investment plans, when such aspects are contemplated in the contracts; (c) the interest of users and access to the services; (d) the security of the comprised systems; and (e) the profitability of the companies.

The National Executive Power, by means of Decree N° 293/02, dated February 12, 2002, entrusted the Economy Ministry with the renegotiation of such agreements, including agreements that govern the provision of basic telephony services. The contractual renegotiation proposals were to be submitted to the National Executive Power within 120 days after the effective date of this Decree. Telefónica fulfilled the filing of the information required by the Government, which included proposals to overcome the emergency.

In the opinion of Telefónica’s management and its legal counsel, the deep changes in the Argentine economic model experienced since the beginning of 2002, including the enactment of the Economic Emergency Law, the depreciation of the Argentine peso against the U.S. dollar, the increase of domestic prices and the de-dollarization of rates, constitute extraordinary economic events that modified the economic and legal framework established by the Convertibility Law, which have therefore significantly changed the economic and financial equation and so justify an adjustment of the rate scheme to gear with the currently prevailing circumstances, such adjustment being fully in agreement with the principles set forth in the List of conditions and the Transfer Contract, so as to ensure a regular, continued and efficient service supply.

The Transfer Contract contemplates the possibility of automatically adjusting rates in view of extraordinary unforeseen events as therein defined, or events or acts by the Government that materially affect the original economic and financial equation contemplated in the Transfer Contract.

In accordance with the foregoing, the proposal filed by Telefónica to the Government consists in the reinstatement of the rate scheme committed under the Transfer Contract, which provides rates denominated in pesos restated by applying the monthly Consumer Price Index (“CPI”) prevailing in Argentina, or in the case of significant differences between it and the variation of the U.S. dollar, by applying a polynomial formula that considers 40% of the monthly variation in the price of the U.S. dollar and 60% of the variation of the monthly CPI in Argentina, that had been set aside by the advent of the Convertibility Law and Decree 2,585/91. In addition, based on the above, Telefónica proposed alternative approaches to achieve that objective, in particular to manage the transition from the current rates to those resulting from the application of the Transfer Contract.

Subsequently, under Decree 1839/2002 dated September 16, 2002, the National Executive Power extended for an additional term of one hundred and twenty business days since the expiration of the term set forth by Decree 293/2002, the term for the Ministry of Economy to submit to the National Executive Power the proposals for contracts renegotiation affected by the provisions of Section 8 of Law N° 25,561. Resolution No. 62/2003 dated January 31, 2003, extended for an additional term of sixty business days since the expiration set forth under Decree 1,839/2002.

In accordance with Resolution No. 72/03, in February 2003 the Ministry of Economy approved a methodology to calculate and transfer to Telefónica’s customers the impact of the tax on checking account transactions imposed by Law No. 25,413 paid by Telefónica as from the date Resolution No. 72/03 comes into force. Resolution No. 72/03 expressly refers to the Transfer Contract as the basis for the approval of such method. Telefónica considers that the position taken by the Ministry of Economy in this Resolution is consistent with the proposal submitted regarding its rights under the Transfer Contract. In accordance with Resolution No. 72/03, all taxes paid before that date are included in the contractual renegotiation imposed by the Public Emergency Law.

According to the Emergency Decree No.120/03 issued by the National Executive Power on January 23, 2003, the government may provide for interim tariff reviews or adjustments considered necessary or advisable to ensure continuity in the availability, security and quality of services provided to users under these contracts until the conclusion of the renegotiation of public utilities agreements and licenses provided for in the Public Emergency Law.

On January 29, 2003, the Argentine Government issued Decree No. 146/03 establishing a transitional adjustment in the electric light and gas supply rates. However, such measure has been challenged in court and has been suspended by a court order. In addition to the renegotiation process mentioned in preceding paragraphs, Telefónica has also applied for a transitional adjustment in tariffs, but no decision has been made yet. Therefore, Telefónica may not assure that any transitional adjustment in tariffs shall be granted, and should the Government grant the right to introduce such adjustments, Telefónica cannot assure that the Government’s decision will not be challenged in court.

In the opinion of Telefónica’s Management and its legal counsel, in conformity with the general principles of administrative law applicable to the Transfer Contract and the List of Conditions, future tariffs are to be established at a level deemed sufficient to cover the costs of the service in order to maintain a regular, continuous and efficient supply of the telephony services as set forth in the legal framework governing the Transfer Contract. However, it cannot be assured that the Argentine Government shall adopt Telefónica’s position with respect to the effects of the current situation in connection with such Transfer Contract covenants. It is possible that this tariff regime shall not maintain the value of tariffs in U.S. Dollars or in constant pesos with respect to any prior increase or possible future increase in the general price level. If, as a result of the renegotiation, future tariffs were to evolve at a pace significantly below the levels established in the Transfer Contract, the tariff regime would have a substantial adverse effect on Telefónica’s financial position and future operating results. As of the date of issuance of these financial statements, Telefónica’s Management cannot predict the final outcome of the renegotiation required by the Public Emergency Law or the tariff regime to be effective in the future or when such outcome shall take place.

12.2. Tariff	restructuring

The tariff restructuring granted by Decree No. 92/97, effective on February 1, 1997, established an increase in the price of the monthly basic charge and in domestic service rates, and a decrease in the rates for domestic long distance and international services and for Telefónica’s local and domestic long distance public phone service for longer distances. The net impact of the rate restructuring was to be neutral on revenues during two years after its effectiveness.

On December 1, 1999 the SC has issued Resolution No. 4,269/99, which established the SC’s final determination of the impact of the tariff restructuring as an excess in revenues of 18 million (which had previously been provisionally determined by the SC in 14 million). In accordance with Resolution No. 18,968/99, the SC’s Resolution No. 4,269/99 also states that the SC will determine the form and time of implementation of the future rate reduction to compensate such excess revenues. Telefónica has filed an appeal for revision of this resolution, on the grounds that the calculation method used by the SC to determine the impact of the tariff restructuring established by Decree No. 92/97 has defects and should be challenged. As of the date of these financial statements such appeal has not been resolved.

In the opinion of Telefónica’s Management and its legal counsel, the outcome of these issues could exclusively affect the maximum rates for future services that Telefónica is authorized to charge its customers regarding services, areas, or customers in which the government did not declare the existence of effective competition. Therefore, in the opinion of Telefónica’s Management and its legal counsel the outcome of these issues will not have a negative impact upon Telefónica’s financial position or a significant adverse effect on its results of operations.

13.    LAWSUITS AND CLAIMS

Telefónica faces various labor, commercial, tax and regulatory lawsuits and claims considered to be normal in the course of business. The outcome of each situation may not be predicted with assurance. Telefónica has booked an accrual for contingencies to cover situations estimated as probable that might generate liabilities. The amount has been estimated based on the likelihood of occurrence considering the Telefónica’s legal counsel opinion. As of December 31, 2002, the amount booked for such purpose is 162 million (see Note 24.e).

a)	Labor lawsuits attributable to ENTel

The Transfer Contract provides that ENTel and not Telefónica is liable for all amounts owing in connection with claims based upon ENTel’s contractual and statutory obligations to former ENTel employees, whether or not such claims were made prior to the Transfer Date if the events giving rise to such claims occurred prior to the Transfer Date. However, using a theory of successor enterprise liability that they assert is based upon generally applicable Argentine labor law, certain former employees of ENTel have brought claims against Telefónica, arguing that neither the Transfer Contract nor any act of the National Executive Power can be raised as a defense to Telefónica’s joint and several liability under allegedly applicable labor laws.

In an attempt to clarify the issue of successor liability for labor claims, Decree No. 1,803/92 was issued by the National Executive Power. It states that various articles of the Work Contract Law of Argentina (the “Articles”), which are the basis for the foregoing claims of joint and several liability, would not be applicable to privatizations completed or to be completed under the State Reform Law. Although the issuance of Decree No. 1,803/92 should have been seen as favorable to Telefónica, it did not bring about a final solution to the above claims. In effect, in deciding a case brought before it, the Supreme Court of Justice upheld the provisions of the law and declared the Decree inapplicable.

As of December 31, 2002, the claims filed against Telefónica including accrued interest and expenses with respect thereto totaled approximately 102 million. Telefónica has not booked an accrual for possible adverse judgments in such legal actions since (a) in the Transfer Contract, ENTel has agreed to indemnify Telefónica in respect of such claims and (b) the Argentine Government has agreed to be jointly and severally liable with ENTel in respect of such indemnity obligations and has therefore authorized Telefónica to debit an account of the Government at Banco Nación Argentina for any amount payable by Telefónica. Under the Debt Consolidation Law, ENTel and the Argentine Government may discharge their above-described indemnity obligations by the issuance to Telefónica of 16-year bonds. As of December 31, 2002 Telefónica has paid approximately 6.3 million in cash for the above-mentioned claims. Telefónica initiated a claim for indemnification and reimbursement in connection with this matter. The case is being argued in court, and no ruling has yet been issued.

Court decisions have followed the precedent laid down by the Supreme Court of Justice in the area of joint liability in labor matters mentioned in the second paragraph, criterion that Telefónica and its legal counsel consider that will apply to pending cases. Notwithstanding this and the instruments that may be used by the Argentine Government to reimburse the amounts that would be paid, given the obligation incurred by the Argentine Government in the List of Conditions and in the Transfer Contract, on the one hand, and on the basis of the opinion of Telefónica’s legal counsel regarding the possible amount for which existing claims may be resolved, on the other, in the opinion of Telefónica and its legal counsel the final outcome of the issue should not have a material impact on Telefónica’s results of operations or financial position.

b)	Reimbursement of Value Added Taxes (“VAT”) paid by Telintar

On April 24, 1995, Telecomunicaciones Internacionales de Argentina (“Telintar”) filed an application with the AFIP-DGI for the reimbursement of approximately 21.3 million arising from the modifications of certain prior positions originally taken by Telintar with respect to the computation of VAT credits applicable to certain transactions for the period January 1, 1993 through February 28, 1995. In addition and as a consequence of the situation mentioned above, Telintar applied for the reimbursement of approximately 5.9 million in income and asset taxes.

During the fiscal year ended September 30, 1997, the AFIP-DGI accepted Telintar’s position on the first claim and reimbursed 20.7 million of principal and 3.6 million of interest to the company. Since the AFIP-DGI has still not given its opinion on the second claim, Telefónica as a successor in TLDA’s business has not recorded any amounts relating to the latter claim mentioned in the previous paragraph. In this regard, should a decision be passed sustaining Telintar’s case, the successor companies will then agree on the criterion to be followed for distributing the resulting proceeds between them.

c)	Other

Consumidores Libres initiated a legal action against Telefónica, Telecom, Telintar and the Federal Government. The object of this action is to declare the nullity, unlawfulness and unconstitutionality of all standards and rate agreements issued since the Transfer Contract, Consumidores Libres’s objective being to have the rates of the basic telephone service reduced and the amount supposedly collected in excess refunded, limiting them in such a way that the Licensees´ rate of return should not exceed 16% per annum on the assets as determined in point 12.3.2. of the List of Conditions approved by Decree No. 62/90. Also, other points of Telefónica’s contracting policy have been called into question.

After analyzing the claim, Telefónica’s legal counsel contested it, petitioning that it should be dismissed on the grounds that it fails to state a claim with a basis in law. The court of original jurisdiction ruled in Telefónica’s favor, but this resolution was revoked by the Court of Appeals that resolved that the claim must not be dismissed but must be substantiated at the court of original jurisdiction. None of these courts have yet ruled on the substance of the claim. Through its legal counsel, Telefónica filed an appeal to the Supreme Court of Justice against the Appeal Court’s resolution, which was denied. Telefónica subsequently filed an appeal of such denial with the Supreme Court of Justice and a decision regarding such matter is pending.

In this scenario, on October 4, 2001, Court Room IV of the Federal Appellate Court on Administrative Contentious Matters of the City of Buenos Aires awarded a precautionary measure requested by the plaintiff ordering the Federal Government, Telefónica and Telecom “to refrain from applying the corrections set forth in Section 2 of the Agreements approved by Decree No. 2,585/91 until final judgment is rendered in the case”, which meant that the rates could not be adjusted by the US consumer price index.

Telefónica appealed such decision before the Argentine Supreme Court of Justice rejecting the arguments stated therein. No decision on the appeal has been rendered as of the date of these financial statements.

In the opinion of Telefónica’s management and its legal counsel, it is unlikely and remote that the resolution of this issue could have a negative effect on the results of its operations or financial position.

14.	RULES GOVERNING THE PROVISION OF BASIC TELEPHONE SERVICES

As from March 1992, and in compliance with its specific functions, the CNC, formerly known as National Telecommunication Commission (“CNT”), and the SC have regulated certain aspects related to the supply of basic and international telephone services as well as the procedures to be followed in filing claims, contracting services, invoicing and service quality, some of which have been appealed by Telefónica.

Under Resolution 983/2002, the CNC imposed a penalty on Telefónica consisting of a fine of 680,000 (historical pesos) for alleged breach of the General Basic Telephone Service Regulations (“GBTSR”), and further imposed several other related obligations on Telefónica, mainly related to the restitution of those services affected by stolen cables. The referred penalty was appealed by Telefónica. In the opinion of Telefónica and its legal advisors, the referred breach lacks of legal grounds for the sanction to succeed, as: a) the theft of cables is an event of force majeure that releases Telefónica from liability; b) Telefónica has reinstated more than 90% of the services affected by theft; c) there are sufficient public telephones installed and in operation in the affected areas so as to warrant effective service supply, and certain steps have been taken with the security forces so as to safeguard the integrity of the cables; d) Telefónica is reimbursing customers for non-service days and has timely answered each of the CNC’s requests for information.

In the context of the transition to competition in telecommunications, the National Executive Power and the SC have issued the following resolutions:

—	National Executive Power Decree No. 764/2000, which approved the Rules for granting of Licenses for Telecommunications Services, the Rules for Interconnection and the Rules for Management and Control of Radioelectric Spectrum, that constitute the current regulatory framework applicable to Telefónica. See Note 7.

—	Decree No. 764/2000 repealed Resolutions No. 18,971/99 and 16,200/99 and approved the Universal Service rules and regulations to promote the access to telecommunications services by customers either located in high-cost access or maintenance areas, or with physical limitations or special social needs. Such rules and regulations effective from January 1, 2001, establish that the deficit for the provision of these services will be financed through the payment by all telecommunications providers (including Telefónica) of 1% of total revenues for telecommunications services net of taxes, the “Universal Service Fund”. As of the date of these financial statements, the SC has not defined the mechanism through which Telefónica should recover the cost incurred for rendering these services.

—	The SC issued Resolution No. 18,927/99, establishing, once the transition to competition in telecommunications ended, the deregulation in the provision of goods, services and works required by the licensees of Basic Telephone services.

Through Resolution No. 109/00, the SC declared the Radio Spectrum Administration and Management in state of administrative emergency for a term of 120 calendar days, thus suspending: the assignment of frequencies related to certain radio bands, such as the ones assigned to “data transmission and value added services” and “high-density systems”; the acceptance and/or processing of applications requesting new frequency assignments; and any procedure related to license transferring and/or modifying the license terms and conditions. Through Resolution No. 271/00, the SC subsequently extended the term of emergency until July 24, 2000. Decree No. 764/00 dated September 5, 2000, approved new regulations concerning the radio spectrum administration and management whereas the revision of frequency assignments under Resolution No. 109/00 continues.

Pursuant to Resolution No. 75/2003 published in the Official Bulletin on February 6, 2003, the Ministry of Economy introduced amendments to the “Long Distance Dialing Carrier Selection Rules” approved by Resolution No. 613/2001 of the then Ministry of Housing and Infrastructure. Mobile and fixed operators must have the Dialing Carrier Selection system available within 120 calendar days following the publication of such resolution in the Official Bulletin. As of to date, not a single carrier has requested this service. (See Note 12.1.)

15.	PATRIOTIC BOND AND TAX CREDIT CERTIFICATES

15.1.	Patriotic Bond

In May 2001, under the scope of Decree No. 424 from the National Executive Power dated April 10, 2001, Joint Resolution 63/01 (Treasury Secretary) and 23/01 (Finance Secretary), as supplemented, Telefónica executed a Patriotic Bond subscription commitment (bond issued by the Argentine Government) for a total amount of US$30 million, which was completely paid in that month. This bond is denominated in US dollars, is made out to bearer, and is negotiable in local and foreign stock markets. It will be amortized in 5 equal and successive quarterly installments payable from May 11, 2003 through May 11, 2004. It accrues interest equivalent to the average obtained from the 30 days immediately preceding each monthly interest period (including the first day of each period) of the B.C.R.A. survey for fixed-term deposits in private banks with a term from 30 to 35 days and higher than US$1 million, plus an annual 4.95%, payable on a monthly basis past the due date. Issuance clauses allow using this security to pay Federal taxes in the event that amortization and /or interest are not paid by the related due dates. Since the federal Government has not paid off since January 2002, the related interest on such bond, Telefónica has compensated such interest against taxes payable. As of December 31, 2002 this bond has been disclosed under “Other receivables” in view of its intended use.

In addition, under Decree 1657/02, published in the Official Bulletin on September 6, 2002, the National Executive Power suspended for a period of ninety days as from that date, the rules contained in Decrees 424/01; 1615/01; 1005/01 and 1226/01 regarding the payment of national tax liabilities with public debt securities, and to suspend for the same term the transferability of the public securities referred to in those decrees.

Subsequently, under Decree 2243/02, published in the Official Bulletin on November 7, 2002, Decree 1657/02 was amended effective November 8, 2002, by introducing, inter alia, the following changes: i) the holders of tax credits corresponding to the securities under Decrees 424/01, 1005/01 and 1226/01 are conferred the right to return to the original securities, thus recovering the possibility of transferring them but losing the right to allocate them to the payment of taxes; and ii) establishing an 80 million monthly quota for the application on the payment of national fiscal liabilities of tax credits originated in the interest coupons, due or not, related to the securities under the above mentioned decrees. This quota will be allotted by the Treasury Secretary by making monthly tenders in which the holders of the abovementioned securities may file bids for cancellation of national tax liabilities. The Treasury Secretary will allot the quota among such bids that propose the largest amount of pesos until completing the referred quota. Bidding regulations were issued by the Treasury Secretary in its Resolutions No. 7, No. 13 and No 21. In addition, AFIP issued Resolutions No. 1,446 and 1,490 setting supplemental regulations to conduct the biddings Decree 1,264/03 included the bond coupons corresponding to the principal amount of such bonds in the category of bonds that received the benefits of Decree 1,248/02.

Telefónica has valued its holding of Patriotic Bonds considering that it shall be recovered in the form of a like-amount tax credit. Even though biddings to date have been favorable, Telefónica cannot predict the exact possible effects that may derive from the bidding procedure that the government has recently implemented, and has made its estimates on the assumption that the special conditions under which the bonds were issued will be honored, thereby ensuring their recoverability (see Note 2.5).

15.2.	Tax Credit Certificates

During August 2001, under the legal framework of Decree 979/01, Telefónica signed a TCC subscription agreement for a total amount of US$15 million, which was fully paid. Under the provisions of Decrees No. 410/02 and No. 471/02, as from February 3, 2002, these certificates, originally denominated in US dollars, were converted into pesos at the $1.40 = US$1 exchange rate (increasing the amount of the subscription to 21 million), the benchmark stabilization coefficient being effective as from that date (the mentioned benchmark amounts to 40% as of December 31, 2002). Such book entry certificates accrue interest at a maximum annual nominal rate of 2% (as from February 3, 2002, under Decree N°471/02) on the original nominal value balances and may be applied at their notional value against VAT or income tax or any other substituting or replacing tax, both for payment of tax returns and for prepayments. Such tax obligations may be honored by compensating 25% of the total of such certificates upon each expiration date as from January 1, 2003, July 1, 2003, January 1, 2004 and July 1, 2004. Any TCC not totally or partially used in the manner foreseen above may be applied, after 1 year has elapsed from each of such dates, to settle other tax liabilities payable to the AFIP, whether own or third parties’. After expiration of ninety days after each of the dates mentioned above and until December 31, 2006, any unused tax credit certificate will be freely transferable, whether fully or partially. The Federal Government may redeem, fully or partially, any unused amount of the certificate after June 30, 2005, at their technical value as of the prepayment date. Otherwise, any unused balance of the tax credit certificates as of December 31, 2006, will be prepaid by the Federal Government at their technical value as of that date.

The procedure for application of tax credit certificates issued under Decree No. 979/01 was made public in the Official Bulletin and came into effect on January 23, 2003, through Resolution No. 38/2003 of the Ministry of Economy.

The tax authorities have regulated the above measure by issuing Resolution No. 1433 published in the Official Bulletin on February 4, 2003. This resolution regulates the requirements, formalities and conditions to be met to use tax credit certificates to settle tax liabilities.

In conformity with such regime, in February 2003, Telefónica settled tax liabilities by applying 25% of the total amount of tax credit certificates corresponding to the first installment due for a technical value of approximately 7 million adjusted by CER.

16.    EXECUTIVE INCENTIVE PROGRAM AND STOCK PURCHASE AND STOCK OPTION

PROGRAM

On August 9, 2000, Telefónica decided to approve an incentive program (the “TOP” Program) initiated following a framework plan designed by TESA for certain TESA’s group executives, consisting of granting stock options of TESA (the indirect controlling shareholder of Telefónica) to 12 of the Telefónica’s top executives who are bound to hold them for the Program term. During May 2001, each executive signed the incentive program agreement and bought a predetermined number of TESA shares at market price to assign them to the Program. The executives were granted a number of TESA stock options at a given strike price, adjusted for dilution, currently equivalent to 13.9420 euro per share, equal to ten times the number of shares purchased and assigned to the Program, plus a number of TESA stock options at another given strike price, adjusted for dilution, currently equivalent to 20.9106 euro per share, equal to ten times the number of shares purchased and assigned to the Program. The program term is three years during which the options may be exercised no more than three times. As of December 31, 2002 and 2001 and September 30, 2002, the eligible shares under the Program total 18,000, 25,776 and 26,613, respectively, involving a total amount of 360,000 options, 515,520 options and 532,260 options respectively. In consideration for the grant by TESA to Telefónica executives, Telefónica agreed to pay TESA a total charge of 2.4 million euro which based on the market value of the options on the grant date. This amount has been deferred, and is being recognized as expenses over the term of the program, in “Salaries and Social security taxes” in note 24.h).

Furthermore, TESA approved a program whereby all Telefónica employees who chose to participate acquired a number of TESA shares, which number was based on their annual compensation, for the equivalent of 5 euro per share. In addition, TESA granted the participants 26 stock options for every TESA share purchased at a strike price of 5 euro per option. The actual number of options eligible for exercise depends on the appreciation, if any, of the stock price of TESA over the reference value established at 20.50 euros, (originally 24.50 euros). The program term is four years and participating employees may exercise the options granted on three different occasions during such four-year term.

The benefits under this program are contingent on the participants continued employment with the Telefónica group, i.e. they may not unilaterally and voluntarily terminate their employment with the group before the exercise date without losing the benefits under the program. Since the above benefits are granted by TESA directly, this program does not involve any expenditure to Telefónica. The eligible shares under the program as of December 31, 2002 and 2001 total 103,070 and 111,905, respectively, involving a total amount of 2,679,820 and 2,909,530 as of that dates.

17.    BUSINESS SEGMENT INFORMATION

On the basis of the nature, production process, distribution method and differential regulations, for the purpose of the information requested by Professional Accounting Principles, the Company has identified three reportable segments: i) the holding segment that includes the Company’s stand-alone operations; ii) the segment related to Telefónica’s telecommunications activities, regulated by the SC and the CNC, and derived from the use of the network and related equipment: the supply of telecommunications services segment, which includes Telefónica de Argentina S.A.’s operations (local and long distance services) and iii) the publication of telephone directories (Yellow Pages) and call center operations segment included in Telinver’s operations.

	Holding	Basic Telephone Services	Yellow Pages	Consolidation adjustments (1)	Total
December 31, 2002
Net revenues to third parties	—	581	39	—	620
Net intersegment revenues	—	7	—	(7)	—

Total Net Revenues	—	588	39	(7)	620

Net Income	249	284	(29)	(255)	249
Depreciation of fixed assets and intangible assets	—	311	4	—	315
Depreciation of goodwill on investment in companies	6	—	—	—	6
Investment on Fixed assets and Intangible assets	—	46	—	—	46
Total Assets	1,894	9,456	109	(1,555)	9,904
Total Liabilities	1,328	7,063	154	(49)	8,496
Investments in subsidiaries	1,551	5	—	(1,551)	5

(1)	Corresponding to elimination of intersegment balances and operations.

18.    AUDIT COMMISSION

The Company’s Board, during its December 17, 2002 meeting, created an Audit Commission integrated by two members of the Board of Directors specialized in accounting, financial and business matters. Its primary duties are to (i) advise the Board in connection with the appointment of an external auditor, the terms and conditions for its engagement, the scope of its professional mandate and, if such should be the case, its rescission or renewal; (ii) review the Company’s financial information, ensure its compliance with legal requirements and the correct application of generally accepted accounting principles; (iii) advise the Board in matters relating to the adequacy and integrity of internal control systems involved in the preparation of financial information; (iv) ensure compliance with the Public Offering Transparency Rules and Good Corporate Governance rules, and make any relevant improvement recommendations.

19.    RESTRICTED ASSETS

Pledged shares of INTELSAT

Under the agreement signed recently between Telefónica and Intelsat U.K., a company registered under the laws of England, the common shares held by Telefónica in Intelsat have been pledged as collateral for the payment of the obligations arising in relation to segment capacity utilized. Telefónica retains its voting and dividend rights on such shares as long as Telefónica does not incur any event of default.

In the opinion of Telefónica’s Management, the above mentioned restrictions will not have a significant effect on Telefónica’s operations.

20.    SHAREHOLDERS’ EQUITY

As of December 31, 2002, the Company carries accumulated losses amounting to 2,642 million. Consequently, the Company is encompassed under the conditions for mandatory capital stock reduction set forth in Section 206 of the LSC. However, Decree 1269/02 dated July 16, 2002 has suspended the enforcement of Section 206 of LSC until December 10, 2003.

The Company’s Management is continually analyzing its equity situation and will assess the measures that could be required in the future according to the legal framework in effect in Argentina.

21.    EFFECTS OF THE DEVALUATION OF THE ARGENTINE PESO AND OTHER CHANGES IN

THE ECONOMIC CONTEXT

Since early December 2001, Argentine authorities implemented a number of monetary and currency exchange control measures that mainly included restrictions on the free use of funds deposited with banks and the tight restriction of transferring funds abroad, with the exception of transfers related to foreign trade and other authorized transactions. Later, the Government declared the official default on foreign debt payments. On January 6, 2002, the Argentine Congress approved Law No. 25,561 on Public Emergency and Exchange System Reform that introduced dramatic changes to the economic model implemented until that date and that amended the Convertibility Law (the currency board that pegged the Argentine peso at parity with the U.S. dollar) approved in March 1991. The new law empowers the National Executive Power to implement, among other things, additional monetary, financial and exchange measures to overcome the economic crisis in the medium term.

Decree No. 71/2002 of the National Executive Power established an “official” exchange system, mainly for exports, certain imports, and bank debts, and the “freely floating” exchange market for the rest of the transactions, which was regulated by the BCRA. Official exchange rate was established at $1.40 to US$1 and the exchange rate of the “free” market, as of the close of business of the first day after the exchange market (which had been suspended) reopened (January 11, 2002), was about $1.60/$1.70 to US$ 1 (bid price).

Other regulations were issued subsequently, amending some of the above mentioned regulations. The main aspects of such other regulations as of the approval of these financial statements are:

(a)	as from February 8, 2002, pursuant to Decree No. 260/02, the official exchange rate system was replaced by a single and free foreign exchange market system, through which all foreign exchange transactions are to be channeled;

(b)

the conversion into pesos of most obligations, whatever their cause or origin, to provide sums of money within the financial system stated in U.S. dollars or other foreign currency outstanding at the time of enactment of Law No. 25,561, as well as bank deposits in foreign currencies within the financial system; deposits were switched at the exchange rate of US$1 = $1.40, while obligations stated in foreign currency undertaken in Argentina until January 6, 2002, were switched at the exchange rate US$1 = $1; the deposits and debts thus converted into pesos are to be adjusted by the benchmark stabilization coefficient (“Coeficiente de Estabilización de Referencia” – CER-) (that will be published by the BCRA; such coefficient is to be applied as from February 3, 2002 (publication date of Decree No. 214/02) or the wage adjustment index (“Coeficiente de Variación de Salarios” – CVS-), depending on the nature of the obligation, plus a minimum set interest rate for deposits and a maximum rate for loans;

(c)	issuance of a bond by the Argentine Government to compensate financial institutions for the difference generated by the application of the exchange rates mentioned above;

(d)	de-dollarization of most obligations not involving the financial system originally denominated in foreign currency and governed by Argentine law, as of January 6, 2002 at a $ 1 = US$ 1 rate and subsequent adjustment through the CER in the terms described in (b), or the CVS, depending on the nature of the obligation, plus an equitable adjustment in certain cases, that is to be agreed between the parties or, as the case may be, claimed at judicial courts;

(e)	de-dollarization of public service rates, which had been originally agreed upon in U.S. dollars, at a $1=US$1 rate and subsequent renegotiation on a case-by-case basis; and authorized the National Executive Power to renegotiate the above contracts taking into account, the impact of the rates on the competitiveness of the economy and the distribution of income, service quality and investments plans, the interest of users and access to the services, the security of the comprised systems and the profitability of the companies.

(f)	following recent actions by the Argentine Central Bank seeking a gradual normalization of the local foreign exchange market, effective January 8, 2003, prior authorization from the Argentine Central Bank is no longer required to transfer funds abroad for payment to foreign beneficiaries of earnings and dividends reported as payable under approved financial statements certified by an independent auditor.

For the remittance abroad of funds required for principal payments under financial loans after May 6, 2003, the prior Central Bank authorization has been abolished. However, this requirement, before that date was required by the Central Bank until August 8, 2003. Such requirement, however, was not applicable in some cases specifically excepted.

Payments of interest on outstanding financial debt no longer require the approval of the Central Bank to be remitted abroad, as long as remittances for such purposes take place no later than 15 days before the maturity date declared;

(g)	suspension of dismissals without just cause as of June 30, 2003 and penalization, whereby the amount of the termination pay provided for in labor regulations would be double, except for employees hired on or after January 1, 2003;

(h)	suspension for two years of the law on deposits intangibility or until the time the National Executive Power considers the financial emergency to be concluded;

(i)	declaration of a state of emergency affecting production and credits by Law 25,563 to last until December 10, 2003; and

(j)	decree 1,269/02 has suspended the enforcement of clause 5 of section 94 (mandatory dissolution from loss of capital due to accumulated losses) and section 206 (mandatory capital stock reduction from losses equivalent to reserves and 50% of capital) of the Argentine Business Association Law, until December 10, 2003.

Some of these regulations, which directly and indirectly affect Telefónica’s and the Company’s business relations, have been challenged in legal actions by third parties, to which Telefónica or the Company are not party. The effects of additional measures that could be implemented by the Government or the instrumentation of the measures previously adopted, as well as the effects of possible amendments as a result of such legal actions, will be reported in the financial statements when they become known.

The Company has valued its receivables, payables, revenues, costs and expenses, using its best estimates as to the possible effect of the above discussed matters, primarily, among others, the effects of the de-dollarization of rights, receivables and liabilities into pesos.

On the other hand, and as a consequence of the changes implemented from January 2002 to December 2002, there was an increase in the Argentine consumer price index of 44.5% and an increase in the Argentine wholesale price index of 118.2% according to the information provided by INDEC (Argentine Institute of Statistics and Census).

As of June 12, 2003, the selling exchange rate for U.S. dollars on this market was 2.84 pesos. The effect of the change in this exchange rate, relative to the exchange rate used in the valuation of foreign currency assets and liabilities (see Note 24.g), on the consolidated net foreign currency liability position as of December 31, 2002, was a decrease of approximately 1,097 million pesos.

The effects of the governmental measures over the Company’s and Telefónica’s financial position, over the recoverability of the Company’s goodwill related to its investment in Telefónica and over Telefónica’s assets are further disclosed in Notes 2.5.e), 2.5.g), 2.5.k), 5., 8., 12., 15. and 20.

22.     DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY

AND US GAAP

a)	Accounting principles followed by the Company

As stated in Note 2.1. the consolidated financial statements have been prepared in accordance with accounting principles in Argentina applicable to the Company’s consolidated financial statements (“Argentine GAAP”), which differ from generally accepted accounting principles of the countries of the users of the financial statements.

Differences between Argentine GAAP and US GAAP and their effect on net income and on shareholders’ equity are set forth in b) and c) below.

b)	Description of differences between Argentine and US GAAP

Differences between Argentine and US GAAP mainly relate to the following items:

1.	Restatement of financial statements for general price-level changes

According to Argentine GAAP, if cumulative inflation exceeds 8% annually, the inflation adjustment method is to be applied.

In August 1995, according to the requirements of Argentine GAAP, the method of restatement of amounts into constant pesos had been discontinued, due to the low levels of inflation at that time. However, in 2002, the consumer price index and the wholesale price index (which is applicable for restatements of financial statements in constant pesos) reached 41% and 118%, respectively, and therefore, inflation accounting was reinstated under Argentine GAAP (see Note 2.2.). Also, under Argentine GAAP, the period from August 1995 through December 2001 is considered to be a “stability period”, because of the low level of increase in general prices during that period. Accordingly, inflation effects are not applied during such period.

In accordance with generally accepted accounting principles applied by Telefónica Group for purposes of the Group’s consolidated financial statements, Argentina did not meet the definition of a highly inflationary economy in 2002. For that reason, TESA incorporates, for consolidation purposes, our balances without computing any inflation adjustments for the inflation experienced during 2002. Consistent with our ultimate parent company’s policies, and for our own US GAAP reconciliation, we have elected not to use the alternative of maintaining the 2002 inflation adjustment that the SEC provides for countries such as Argentina where local GAAP continues to require price-level adjustments. Therefore, we have included in our US GAAP reconciliation an adjustment eliminating the effects of inflation during 2002 in the shareholders’ equity as of December 31, 2002 and fiscal year ended September 30, 2002 and net income for the three-month fiscal year and the twelve-month fiscal year ended on such dates (in the three-month period ended December 31, 2002 and fiscal year ended September 30, 2002 there was a decrease in the wholesale price index of 1.6% and an increase in the wholesale price index of 121.2%, respectively).

2.	Restatement of financial statements for comparative purposes

Under Argentine GAAP, amounts corresponding to prior periods/year that are presented for comparative purposes are also restated for the inflation of 2002 so as to allow for comparison in constant Argentine pesos of December 31, 2002.

For US GAAP, amounts for prior periods/year have been adjusted to eliminate such restatement and are presented in nominal pesos.

3.	Capitalized interest

Under Argentine GAAP, interest expense incurred on liabilities specifically identifiable to construction in progress is capitalized. For the portion of construction in progress not financed by specific liabilities, the Company assumes such expenditures are financed by any remaining liabilities (both interest and non-interest bearing) and shareholder’s equity.

Under US GAAP, interest expense incurred on liabilities specifically identifiable to construction in progress is capitalized. For the portion of construction in progress not financed by specific liabilities, the capitalization rate applied to such excess is the weighted average of the rates applicable to other borrowings of the Company remaining interest bearing liabilities.

4.	Inventories

Under Argentine GAAP, inventory is stated at the lower of either replacement/reproduction cost or market. Under US GAAP, inventory is stated at the lower of cost or market. The Company determines cost principally on an average cost basis.

5.	Income tax

Under Argentine GAAP, the Company records income tax by application of the deferred method, in accordance with the provisions of RT No. 17, as described in note 2.5.k.

Deferred tax assets result mainly from the temporary differences arising from allowances and financial charges that are not yet deductible for tax purposes and from tax loss carryforwards. Deferred tax liabilities result mainly from temporary differences in the valuation of fixed assets for accounting and tax purposes basically due to different depreciation criteria and to the treatment of capitalized interest.

Under US GAAP, the Company and Telefónica record income taxes using the method required by Statement of Financial Accounting Standards (“SFAS”) No. 109 “Accounting for Income Taxes”. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. SFAS 109 requires companies to record a valuation allowance for that component of net deferred tax assets, including tax credits arising from tax on minimum presumed income (together “tax assets”), which does not meet the “more likely than not” criterion for realization, based on the assessment of evidence established in US GAAP rules. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

In assessing the realizability of tax assets, management considers whether it is more likely than not that some portion or all of the tax assets will not be realized. The ultimate realization of tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers all available evidence, both positive and negative including the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning in making these assessments. In accordance with SFAS 109, the Company and Telefónica are required to continuously evaluate the recoverability of tax assets. As a result of the uncertainty related to the outcome of the tariff renegotiation (see Note 12.1.), the Company and Telefónica have established a valuation allowance against their net tax assets under US GAAP in accordance with the provisions of SFAS 109.

6.	Intangible assets and deferred charges

Under Argentine GAAP, organization and/or preoperating expenses may be deferred and charged to income against future revenues. Under US GAAP these costs must be expensed as incurred.

7.	Costs associated with the issuance of debt

Under Argentine GAAP, the costs associated with the issuance of the Company’s Negotiable obligations may be charged to income at the time of issuance or deferred and amortized over the period the debt is outstanding. Under US GAAP, the costs associated with the issuance of debt securities are to be deferred and amortized over the period the related debt is outstanding. The deferred costs are to be amortized by the effective interest method or by the straight-line method if not materially different from the effective interest method.

8.	Debt refinancing costs

Under Argentine GAAP, costs associated with the exchange of debt are deferred and charged to expense on a straight-line basis during the duration of the loan. However, under US GAAP, Emerging Issues Task Force (“EITF”) 96-19 specifies that if new debt is issued in exchange for old debt, and the new debt is not deemed to have substantially different terms than the old debt, any costs incurred with third parties directly related to the exchange are expensed as incurred.

9.	Goodwill on investment in controlled companies

Under Argentine GAAP, goodwill arising from investments in controlled companies is based on the excess of the purchase price over the book value of the net assets acquired. Under US GAAP, prior to October 1, 2001, goodwill is determined based on the excess of the purchase price over the fair value of assets acquired and liabilities assumed.

In June 2001, the Financial Accounting Standards Board (“FASB”) has issued SFAS 142 “Goodwill and Other Intangible Assets”. The provisions of this Statement are required to be applied starting with fiscal years beginning after December 15, 2001. Early application is permitted for companies with fiscal years beginning after March 15, 2001. The Company early adopted SFAS 142 in the fiscal year ended September 30, 2002. SFAS 142 requires that intangible assets with a finite useful life are amortized, and that intangible assets with indefinite useful lives and goodwill are not amortized, but are recognized at fair value and tested for impairment. Accordingly, under US GAAP, as from October 1, 2001, the Company stopped recording goodwill amortization. Under Argentine GAAP, the Company continues amortizing such goodwill.

10.	Investment in Telefónica

Under Argentine GAAP, as of December 31, 2002 and 2001 and September 30, 2002 and 2001, Cointel’s investment in Telefónica was accounted for by the equity method (for both the Telefónica Class A and B shares classified as long-term investment in Cointel’s stand-alone financial statements and consolidated in these financial statements). As of September 30, 2000, Cointel’s investment in Telefónica was accounted for by the equity method (for the Telefónica Class A shares classified as long-term investment in such company in Cointel’s stand-alone financial statements and consolidated in these financial statements), and at their market value net of estimated selling expenses (for Telefónica Class B shares, which were held for trading purposes). See Note 8.2.1.

11.	Preferred stock

Under US GAAP, mandatorily redeemable preferred stock should be classified outside the shareholders’ equity. Under Argentine GAAP, preferred shares are classified as capital stock. (See Note 2.4.b).

Under Argentine GAAP any increase (decrease) in the carrying amount of preferred stock is recorded as an adjustment to common capital stock, as such increase (decrease) represents a redistribution of the total value of the Company´s capital stock between its common and preferred shareholders. Under US GAAP, the increases (decreases) in the carrying amount of preferred stock are recorded as charges against retained earnings or, in the absence of retained earnings, by charges against paid-in capital.

12.	Regulation

Telefónica provides telephone services in Argentina and therefore is subject to the regulatory control. Rates for services are tariff regulated. Although changes in rates for services are authorized and computed based on a tariff agreement (see Note 12.1.), there is no fixed rate of return. Accordingly, the requirements of US GAAP related to a business whose rates are regulated on the basis of its actual costs are not applicable to these consolidated financial statements.

13.	Comprehensive Income

The Company has not reported separately comprehensive income because there are no material differences between its net income and comprehensive income as defined by SFAS 130. The cumulative effect as of the beginning of the year ended September 30, 2001, year of the initial application of SFAS 133, was not material (see point 14 below).

14.	Revenue Recognition

Under Argentine and US GAAP, the Company recognizes wireline revenues (local and long distance services, installation services and network access, among others) based upon network usage. The Company recognizes product revenues when the products are delivered and accepted by the customers. The Company recognizes directory revenues and associated costs when the directories are published and distributed. For contracts where the Company provides customers with an indefeasible right to use network capacity, the Company recognizes revenue ratably over the stated life of the agreement.

Under Argentine GAAP, the Company accounts for installation revenue and related costs at the installation date. For US GAAP, SEC Staff Accounting Bulletin (“SAB”) 101 “Revenue recognition in Financial Statements” requires, that: i) installation revenues are not included in income of the period when the installation takes place but deferred and amortized during the period representing the possible duration of the relationship with the customer, and ii) related costs are not charged to income but capitalized and depreciated in a similar period.

Adoption of SAB 101 from October 1, 2000 resulted in the recording of the cumulative effect of unamortized deferred revenues, net of capitalized costs after accumulated depreciation and deferred income tax effects, as a deduction from Net income during the year ended September 30, 2001, the year of adoption.

15.	Accounting for Derivative Instruments and hedging Activities

In June 1998, the FASB issued SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”. This statement establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS 133 requires that changes in the derivative’s fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative’s gains and losses to offset related results on the hedged item in the statement of operations, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. The Company adopted SFAS 133 as of October 1, 2000. The cumulative effect of the related change in accounting principle as of October 1, 2000, was not material. The FACPCE has issued Argentine GAAP, RT No. 20 adopting fair value valuation of derivative instruments from January 1, 2003 which will be adopted as from the next fiscal year.

16.	Accounting for stock option plan

As mentioned in Note 16, TESA implemented a compensation plan based on TESA’s stock for the benefit of all of Telefónica’s employees.

Under the plan, Telefónica’s employees have purchased TESA’s stock at 5 euro each and, for every share acquired, have been granted 26 options on TESA’s stock. This plan does not involve any economic cost to Telefónica and therefore Telefónica has not made any charge to income under Argentine GAAP for this plan. However, for US GAAP purposes:

a)	the difference between the market value and purchase price of shares of 5 euro results in a charge to Telefónica’s income for the year ended September 30, 2001, and

b)	the cost represented by the options granted by TESA are deferred and recognized over the period of service delivery covered by the plan (4 years as from February 2001). Such cost is accounted for at its intrinsic value, as defined in Accounting Principles Board Opinion (“APB”) 25, applied to the number of options currently expected by TESA to vest.

Any adjustment to income resulting under US GAAP would have no impact on total shareholders’ equity because the charges involved would be treated as additional paid-in capital from TESA.

TESA advised Telefónica that, as actual number of options eligible for exercise varies depending on the appreciation, if any, of the stock price of TESA over the reference value, it was not feasible to estimate at December 31, 2002 the quantities of shares that are likely to vest in the future. Accordingly, the application of provisions of APB 25 mentioned in b) above did not result in any US GAAP adjustment to net income for the three-month fiscal year/period ended December 31, 2002 and 2001 and fiscal years ended September 30, 2002, 2001 and 2000.

Had compensation expense for options granted under the TIES Program been determined based on fair value at the grant dates in accordance with SFAS No.123, the Company would have not recorded any compensation expense for the same reasons indicated above.

The weighted average fair value of options granted was 3.11 euros per share.

17.	Capitalized exchange difference

Under Argentine GAAP when construction of work in progress extends over time, its value includes the cost of financing (interest and foreign exchange difference) the investment by third parties during the construction period until such time as the asset is ready to be used for an economic purpose.

Under US GAAP foreign exchange differences are expensed as incurred.

18.	Devaluation effect

Under Argentine GAAP the effects of devaluation of Argentine peso on the valuation in Argentine pesos of the foreign currency assets and liabilities were recognized in the fiscal year ended September 30, 2002, as from January 2002. Consequently, no devaluation effect was recorded as of December 31, 2001 under US GAAP.

Under US GAAP, the exchange rate effective as of the date of reopening of the exchange market (January 11, 2002 (see Note 21.) should be used for the valuation in Argentine pesos of foreign currency assets and liabilities as of December 31, 2001.

19.	New accounting pronouncements (US GAAP)

a)	Accounting for Asset Retirement Obligations

In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations”. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. An entity shall measure changes in the liability for an asset retirement obligation due to passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period. The interest rate used to measure that change shall be the credit-adjusted risk-free rate that existed when the liability was initially measured. That amount shall be recognized as an increase in the carrying amount of the liability and as an expense classified as an operating item in the statement of operations. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002.

b)	Accounting for Impairment and Disposal of certain Assets

In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment and Disposal of Long-Lived Assets”, which supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of”, and certain provisions of APB No. 30, “Reporting Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”. SFAS No. 144 requires that long-lived assets to be disposed of by sale, including discontinued operations, be measured at the lower of the carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. SFAS No. 144 also broadens the reporting requirements of discontinued operations to include all components of an entity that have operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. The provisions of SFAS No. 144 are effective for fiscal years beginning after December 15, 2001.

c)	Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections

In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections”. SFAS No. 145 rescinds SFAS No. 4, “Reporting Gains and Losses from Extinguishments of Debt”, SFAS No. 64, “Extinguishments of Debt made to Satisfy Sinking Fund Requirements”, and SFAS No. 44, “Accounting for Intangible Assets of Motor Carriers”. The statement also amends SFAS No. 13, “Accounting For Leases”, to eliminate certain inconsistencies within that statement. SFAS 145 also makes certain technical corrections or clarifications to other authoritative pronouncements. Certain provisions of SFAS No. 145 are effective for transactions occurring after or financial statements issued after May 15, 2002.

d)	Accounting for costs associated with exit or disposal activities

In June 2002, the FASB issued SFAS No. 146 “Accounting for Costs Associated with Exit or Disposal Activities”. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002.

e)	Accounting for Stock—Based Compensation

In December 2002, the FASB issued SFAS No. 148 “Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123”. SFAS No. 148 amends SFAS No. 123, “Accounting for Stock-Based Compensation”, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.

f)	Guarantor’s Accounting and Disclosure requirements for Guarantees

In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. Interpretation No. 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial statements. The initial recognition and initial measurement provisions of Interpretation No. 45 apply on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements in the Interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002.

g)	Consolidation of variable interest entities

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of variable interest entities”. Interpretation No. 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. A company that consolidates a variable interest entity is called the primary beneficiary of that entity. The Interpretation No. 46 also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of Interpretation No. 46 apply immediately to variable interest entities created after January 31, 2003.

The adoption of provisions of the rules described in a) through c) have not a material effect on net income or shareholders equity under US GAAP. In addition, in the opinion of the Company’s and Telefónica’s management, the adoption of provisions of the rules described in d) through g) will not have a material effect on net income or shareholder’s equity under US GAAP.

(h)	In April 2003, the FASB issued Statement SFAS No. 149, “Amendments of Statement 133 on Derivative Instruments and Hedging Activities”. SFAS No. 149 (1) clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative discussed in paragraph 6(b) of Statement 133, (2) clarifies when a derivative contains a financing component, (3) amends the definition of an underlying to conform it to language used in FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, and (4) amends certain other existing pronouncements. SFAS No. 149 will be effective for contracts entered into or modified after June 30, 2003. The Company is presently evaluating the effect of adoption.

(i)	In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. SFAS 150 clarifies the accounting for certain financial instruments with characteristics of both liabilities and equity and requires that those instruments be classified as liabilities in statements of financial position. Previously, many of those financial instruments were classified as equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company is presently evaluating the effect of adoption.

c)	The following is a summary of the adjustments to net income (loss) and shareholders’ equity that would have been required had US GAAP been applied instead of Argentine GAAP in the accompanying consolidated financial statements (amounts expressed in million of Argentine pesos):

	December 31,		September 30,
	2002	2001(f)	2002	2001	2000
Net income (loss) according to the consolidated financial statements, Argentine GAAP in constant pesos	249	(200)	(2,935)	44	332
Reversal of inflation restatement		108	(40)	(24)	(180)

Comparative amounts as per historical financial statements		(92)	(2,975)	20	152
US GAAP adjustments
Increase (decrease) due to:
Reversal of inflation restatement and monetary results	324	—	(2,049)	—	—
Intangible assets and deferred charges	—	—	—	(1)	10
Goodwill on investment in Telefónica	3	—	10	1	(1)
Investment in Telefónica	—	—	—	82	(36)
Capitalized interest(a)(e)	—	(1)	(2)	(3)	(3)
Capitalized exchange differences	—	—	(12)	—	—
Deferred income tax	(11)	—	(60)	53	(2)
Deferred income tax of Telefónica spun-off businesses	—	—	—	(14)	10
Costs associated with the issuance of debt	—	(1)	(2)	(2)	(2)
Debt refinancing costs	1	—	(14)	—	—
Deferred revenues	3	5	19	(67)	—
Compensation plan	—	—	—	(2)	—
Devaluation effect	—	(1,632)	—	—	—
Effect on minority interest(c)	(107)	492	578	28	(1)
Other(b)	9	1	(38)	(9)	(2)

Net income (loss) in accordance with US GAAP	471	(1,228)	(4,545)	86	125

	December 31,		September 30, 2002
	2002	2001(f)
Shareholders’ equity according to the consolidated financial statements, Argentine GAAP in constant pesos	566	3,052	317
Reversal of inflation restatement		(1,653)	5

Comparative amounts as per historical financial statements		1,399	322
US GAAP adjustments
Increase (decrease) due to:
Reversal of inflation restatement and monetary results on:
— Fixed assets	(4,489)	—	(4,812)
— Intangible assets	(221)	—	(231)
— Trade payables	39	—	44
— Inventories	—	—	(11)
Intangible assets and deferred charges	—	(1)	—
Goodwill on investment in Telefónica	6	(7)	3
Preferred stock	(39)	(27)	(38)
Capitalized interest(a)(e)	5	7	6
Capitalized exchange differences	(12)	—	(12)
Deferred income tax and tax credit allowances(d)	(48)	23	(37)
Cost associated with issuance of debt	3	5	3
Debt refinancing costs	(13)	—	(14)
Deferred revenues	(45)	(61)	(48)
Devaluation effect	—	(1,632)	—
Effect on minority interest(c)	1,631	506	1,747
Other(b)	(39)	(9)	(48)

(Accumulated deficit)/Shareholders’ equity in accordance with US GAAP	(2,656)	203	(3,126)

(a)	In the three-month fiscal year/period ended December 31, 2002 and 2001 and the years ended September 30, 2002, 2001 and 2000, there were no additional gross interest capitalized for US GAAP purposes.
(b)	In December 31, 2002 and September 30, 2002 Other includes mainly: i) the adjustments for derivative instruments amounting to gain of 7 million and 36 million, respectively, and a reduction in shareholder’s equity of 38 million and 46 million, respectively, and ii) the adjustment for inventories amounting to a gain of 2 million and a loss of 2 million, respectively, and a reduction of 1 million and 2 million, respectively, of shareholders’ equity.
(c)	Represents the net effect of the US GAAP adjustments on minority interest in the (loss) income and net equity of the Company’s consolidated subsidiaries.
(d)	The balances as of December 31, 2002 and 2001 and September 30, 2002 are net of a valuation allowance related to deferred tax assets under US GAAP of 2,050 million, 649 million and 2,328 million, respectively, and as of December 31, 2002 and September 30, 2002, of Argentine GAAP tax credits of 48 million and 37 million, respectively.
(e)	As of December 31, 2002, the original value and accumulated depreciation of the adjustments amounts to 33 million and 28 million, respectively. As of December 31, 2001, the original value and accumulated depreciation of the adjustments amounts to 33 million and 26 million, respectively. As of September 30, 2002, the original value and accumulated depreciation of the adjustments amounts to 33 million and 25 million, respectively.
(f)	Unaudited.

	December 31,		September 30,
	2002	2001(e)	2002	2001	2000
Net (loss) income in accordance with US GAAP before cumulative effect of changes in accounting principles (see description under 18.b) 14.) and extraordinary item	471	(1,228)	(4,545)	129	125
Cumulative effect of changes in accounting principles	—	—	—	(38)	—
Extraordinary loss(d)	—	—	—	(5)	—

Net income (loss) in accordance with US GAAP	471	(1,228)	(4,545)	86	125
Increase in the carrying amount of preferred capital stock	(1)	—	(10)	—	—
Dividends attributable to preferred shareholders	(1)	— (b)	(2)	(3)	(3)

Earnings (loss) attributable to common shareholders	469	(1,228)	(4,557)	83	122

Net (loss) before cumulative effect of changes in accounting principles (see description under 18.b) 14.) and extraordinary item	0.088	(0.231)	(0.859)	0.024	0.023
Cumulative effect of changes in accounting principles	—	—	—	(0.007)	—
Extraordinary loss(d)	—	—	—	(0.001)	—

Earnings (loss) per share under US GAAP(a)(c)	0.088	(0.231)	(0.859)	0.016	0.023

(a)	Diluted earnings (loss) per share is the same as earnings (loss) per share, as there are no outstanding options to purchase shares. Calculated based on a total number of common shares subscribed, paid in and outstanding of 5,306,402,996.
(b)	Less than 0.5 million.
(c)	Amounts expressed in Argentine pesos.
(d)	Represents the early settlement charge of the termination agreement executed by the Company and ML on June 5, 2001. See Note 8.2.1.
(e)	Unaudited.

d)	Other significant US GAAP disclosure requirements.

The following represent additional financial statements disclosures required under US GAAP.

1)	Deferred income taxes:

The following table presents the components of the Company’s deferred tax balance (based on a US GAAP balance sheet).

	December 31,		September 30, 2002
	2002	2001(c)
Deferred tax assets
Allowance for doubtful accounts	132	106	128
Contingencies and other non deductible accruals and reserves	82	40	59
Income tax loss carryforward and tax credits(a)	1,668	77	1,726
Deferred revenues	16	21	17
Capitalized exchange differences	10	—	17
Foreign exchange loss deductible in future years(b)	240	—	451
Devaluation effect	—	571	—
Non deductible interests	83	—	63
Debt refinancing costs	5	—	5
Other	20	6	35

	2,256	821	2,501

Valuation allowance	(2,098)	(649)	(2,328)

	158	172	173

Deferred tax liabilities
Difference between tax and book basis of assets	135	147	151
Tax provision for employee terminations	14	14	14
Cost associated with the issuance of debt	1	2	1
Capitalized interest	2	3	2
Other	6	6	5

	158	172	173

Net deferred income tax	—	—	—

(a)	Relates to the Company’s, Telefónica’s and Telinver’s net operating tax loss carryforwards which expires through 2007 and Telefónica’s tax credits.
(b)	See Note 2.6.h).
(c)	Unaudited.

The provision for income taxes computed in accordance with US GAAP differs from that computed at the statutory tax rate as follows:

	December 31,		September 30,
	2002	2001(d)	2002	2001	2000
Income tax at statutory tax rate on pretax income (loss) in accordance with US GAAP (a)	168	(403)	(1,551)	56	107
Permanent differences:
Loss on equity investments	—	2	2	1	2
Nontaxable earnings	—	—	(2)	(3)	(2)
Goodwill write-down	—	—	1	—	—
Valuation allowance charge (b)	(229)	649	2,328	— (c)	14	(c)
Minority interest	72	(174)	(671)	25	55
Reversal of the difference between tax and book basis of Telefónica’s class B shares	—	—	—	(11)	—
Other, net	—	2	6	8	4

	11	76	113	76	180

(a)	For September 30, 2001, includes the effect (before tax) of the cumulative change in accounting principle described under 18.b)14.
(b)	Net of charges and reversals.
(c)	In September 30, 2000, related to TDA, and in September 30, 2001, for the period to the spin-off, to TDA and TCP and are net of the reversal of the valuation allowance charge for loss carryforward of 6 million and 6 million for September 30, 2001 and 2000, respectively.
(d)	Unaudited.

2)	Loans to directors and employees:

Loans to Telefónica’s directors and employees were as follows:

	December 31,		September 30, 2002
	2002	2001(b)
Balance in Argentine pesos(a)	2	6	3

(a)	There were no loans to individuals in excess of US$0.1 million.
(b)	Unaudited.

3)	Disclosures about fair value of financial instruments:

US GAAP requires disclosures of the estimated fair value of the Company’s financial instruments. The following methods and assumptions were used to estimate the fair value of each class of financial instruments.

As of December 31, 2002 and 2001 and September 30, 2002, the carrying amounts of cash, cash equivalents, marketable securities and current receivables and payables are considered to approximate fair value due to their short maturity.

As of December 31, 2002 and 2001 and September 30, 2002, the fair value estimated by the Company of instruments which carrying amount is materially different from such values is as follows:

	December 31, 2002	September 30, 2002
Negotiable obligations (quoted prices)	2,257	1,952
Negotiable obligations (carrying amounts)	3,512	3,912

TISA financial payables (fair value)(b)	2,770	3,518
TISA financial payables (carrying amounts)	3,353	3,713
Preferred stock (fair value)(b)	24	19
Preferred stock (carrying amount)	39	38

Other debt in foreign currency:

Fixed interest rate (fair value)(b)	310	260
Fixed interest rate (carrying amounts)(a)	440	496

Variable interest rate (fair value)(b)	192	174
Variable interest rate (carrying value)	263	299

(a)	As of December 31, 2002 and September 30, 2002 includes 37 million and 44 million, respectively, corresponding to financial instruments (see Note 2.5.j).
(b)	Calculated using discount rates based on the yield of Telefónica’s bonds as of December 31, 2002 and September 30, 2002.

Additionally, and as described in Note 8.2.1., the fair value of the obligation under the call option market price on TESA shares granted by the Company to ML is less than 0.5 million as of December 31, 2002 and as of September 30, 2002.

In addition, the Company has a receivable amounting to 102 million for its holding of the “Patriotic Bond”. This bond is negotiable in the market but no quoted prices are available to date (see Note 15.1.). The Company will apply this bond to the payment of taxes at its carrying value (see Note 15.1.). Furthermore, the Company has foreign currency swap instruments, which under US GAAP have been accounted for at fair value.

4)	Advertising costs:

The Company expenses the production costs of advertising the first time the advertising takes place. Advertising expenses were 7 million, 13 million and 27 million for Telefónica and 1 million, 1 million and 1 million for Telinver in the three-month fiscal year ended December 31, 2002 and the three-month period ended December 31, 2001 and the year ended September 30, 2002, respectively.

5)	Fixed assets useful life:

The main useful life for each category of fixed assets is as follows (in years):

Buildings	50
Switching Equipment	10
Transmission Equipment	10
Network installation	15
Telephones, switchboards and booths	5
Furniture, software and office equipment	1 - 3
Automobiles	5

e)	Statements of operations

—	Other expenses, net

Under US GAAP, certain items included in “Other expenses, net” would have been deducted from “Operating income” (see Operating income according US GAAP bellow).

—	The consolidated statements of operations determined under US GAAP would have been as follows:

	December 31,		September 30, 2002
	2002	2001(a)
Net revenues	632	654	2,456
Cost of services provided	(376)	(367)	(1,434)

Gross profit	256	287	1,022

Administrative expenses	(95)	(77)	(310)
Selling expenses	(77)	(180)	(456)
Exchange differences, net	10	—	(85)

Operating income	94	30	171

Income / (Loss) on equity investments	4	(4)	(6)
Financial (loss) income on assets	(25)	71	311
Financial income (loss) on liabilities	615	(1,744)	(6,825)

Income (loss) before income tax and minority interest	688	(1,647)	(6,349)
Income tax	(11)	(76)	(113)
Minority interest	(206)	495	1,917

Net income (loss) for the year/period	471	(1,228)	(4,545)

(a)	Unaudited.

f)	Statement of cash flows presentation

In the accompanying statement of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash and cash equivalents.

The following supplemental statement of cash flows is prepared in accordance with the SEC presentation requirements and following Argentine GAAP valuation policies, except for the effects of inflation accounting, which have been segregated:

	December 31, 2002	September 30, 2002
Cash and cash equivalents at end of year	397	351
Cash and cash equivalents at beginning of year	351	71

Subtotal	46	280
Reversal of inflation restatement of cash at beginning of year	(5)	43

Increase in cash and cash equivalents	41	323
CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
Cash flows from operating activities	199	823
Cash flows used in investing activities:
Purchases of fixed assets(1)(2)	(71)	(160)

Total cash flows used in investing activities	(71)	(160)
Cash flows used in financing activities:
Decrease in bank and other financial payables	(81)	(538)
Increase in bank and other financial payables	—	202
Increase in intangible assets(3)	(6)	(4)

Total cash flows used in financing activities	(87)	(340)

Total increase in cash and cash equivalents	41	323

(1)	In September 30, 2002, net of 34 million, financed by trade and bank and financial payables.
(2)	In September 30, 2002, net of 12 million, of capitalized exchange differences.
(3)	In December 31, 2002 and September 30, 2002, net of 1 million and 11 million, respectively, financed by trade payables.

g)	Contingencies

During the normal course of business, the Company is subject to several other labor, commercial, tax and regulatory claims. While these actions are being contested, the outcome of such individual matters is not predictable with assurance. Based on management’s assessment regarding the probable loss from such claims, and the advice of legal counsel, the Company has accrued 162 million as of December 31, 2002 (see Note 24.e).

h)	Guarantees

As disclosed in Note 10.2.2. in connection with the granting of a license to TCP to provide PCS mobile phone services, Telefónica provided to the Argentine government a guarantee in the amount of US$22.5 million (subsequently converted into 22.5 million) and 45 million (jointly with Telecom) regarding TCP’s provision of network coverage in Argentina by December 2001. TCP fully has complied with the performance requirements of the PCS license.

i)	Business Segment Information

FASB issued SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information” that establishes the standards for reporting operating segment information. This standard requires reporting operating segment information based on the way that financial information prepared by the entity is organized for senior management for making operating decisions, evaluating performance and allocating resources. Comparative information on earlier period of the same basis of segmentation must also be presented.

Telefónica also prepares, for internal reporting purposes, limited financial information (primarily revenues) based on its different markets including residential, wholesale and corporate customers. Telefónica does not currently allocate all relevant costs to such markets nor does management use such information for making asset allocation decisions. Accordingly, such markets are not deemed to be operating segments as defined in SFAS No.131. Telefónica is in the process of developing systems to allocate all costs to these markets in order to measure their performance and make asset allocation decisions. Accordingly, these markets may be deemed to be operating segments in the future.

Due to the effect of the reorganization and spin-offs mentioned in Note 4.2., as from the year ended September 30, 2001, in accordance with SFAS No. 131, the Company has identified three reportable segments: i) The basic Telephony Service segment, that includes the operations of Telefónica (local and long distance services), ii) the Yellow Pages and Call Center segment, that includes the operations of Telinver and iii) the Holding segment that includes Cointel’s stand-alone operations.

	Amounts in historical Argentine pesos
	Holding		Basic Telephony Services	Yellow Pages and Call Center	Reconciliation to US GAAP statement of operations(a)	Total(c)
December 31, 2002
Net revenues to unaffiliated customers	—		588	35	9	632
Net intersegment revenues	—		4	—	(4)	—

Total net revenues	—		592	35	5	632

Operating (loss) income	—	(d)	132	2	(40)	94
Financial loss generated by assets	—		(35)	—	10	(25)
Financial income generated by liabilities	91		506	10	8	615
Income (loss) on equity investments	367		4	—	(367)	4
Income tax	—		—	—	(11)	(11)
Depreciation	2		147	1	3	153
Capital expenditures	—		99	—	—	99
Total assets	158		4,950	93	(64)	5,137
Investments in equity method investees	(1,346)		4	—	1,346	4

	Amounts in historical Argentine pesos
	Holding	Basic Telephony Services	Yellow Pages and Call Center	Reconciliation to US GAAP statements of operations(a)	Total(c)
December 31, 2001 (Unaudited)
Net revenues to unaffiliated customers	—	634	14	6	654
Net intersegment revenues	—	2	1	(3)	—

Total net revenues	—	636	15	3	654

Operating (loss) income	— (d)	55	(4)	(21)	30
Financial income generated by assets	—	7	—	64	71
Financial expense generated by liabilities	(12)	(35)	—	(1,697)	(1,744)
Income (loss) on equity investments	(23)	(4)	—	23	(4)
Income tax	—	(30)	—	(46)	(76)
Depreciation	2	167	1	1	171
Capital expenditures	—	95	—	—	95
Total assets	1,905	5,330	89	(1,767)	5,557
Investments in equity method investees	1,734	2	—	(1,734)	2

	Amounts in historical Argentine pesos
	Holding		Basic Telephony Services	Yellow Pages and Call Center	Reconciliation to US GAAP statement of operations(a)	Total(c)
September 30, 2002
Net revenues to unaffiliated customers	—		2,380	35	41	2,456
Net intersegment revenues	—		7	2	(9)	—

Total net revenues	—		2,387	37	32	2,456

Operating (loss) income	(2	) (d)	355	(8)	(174)	171
Financial income (expense) generated by assets	3		335	10	(37)	311
Financial income (expense) generated by liabilities	(945)		(5,789)	(113)	22	(6,825)
Income (loss) on equity investments	(3,468)		(6)	—	3,468	(6)
Income tax	—		(30)	—	(83)	(113)
Depreciation	10		658	3	15	686
Capital expenditures	—		177	—	—	177
Total assets	160		5,175	99	(57)	5,377
Investments in equity method investees	(1,713)		4	—	1,713	4

	Amounts in historical Argentine pesos
	Holding		Basic Telephony Services	Yellow Pages and Call Center	Reconciliation to US GAAP statement of operations(b)	Total(c)
September 30, 2001
Net revenues to unaffiliated customers	—		2,746	50	268	3,064
Net intersegment revenues	—		9	7	(16)	—

Total net revenues	—		2,755	57	252	3,064

Operating (loss) income	(1	) (d)	688	(7)	(97)	583
Financial income (expense) generated by assets	(77)		31	2	70	26
Financial expense generated by liabilities	(66)		(149)	(4)	(30)	(249)
Income (loss) on equity investments	136		(2)	—	(136)	(2)
Income tax	—		(170)	—	55	(115)
Depreciation	14		619	3	1	637
Capital expenditures	—		404	1	—	405
Total assets	2,026		5,490	95	(1,633)	5,978
Investments in equity method investees	1,854		6	—	(1,854)	6

	Amounts in historical Argentine pesos
	Holding		Basic Telephony Services	Yellow Pages and Call Center	Reconciliation to US GAAP statement of operations(b)	Total(c)
September 30, 2000
Net revenues to unaffiliated customers	—		2,870	69	673	3,612
Net intersegment revenues	—		14	8	(22)	—

Total net revenues	—		2,884	77	651	3,612

Operating (loss) income	(2	) (d)	811	10	(111)	708
Financial income (expense) generated by assets	46		49	1	(42)	54
Financial expense generated by liabilities	(62)		(164)	(5)	(43)	(274)
Income (loss) on equity investments	175		2	1	(184)	(6)
Income tax	—		(202)	—	22	(180)
Depreciation	21		695	4	147	867
Capital expenditures	—		511	4	587	1,102
Total assets	2,056		6,157	109	6	8,328
Investments in equity method investees	1,725		17	1	(1,739)	4

(a)	Includes elimination of intersegment charges and the computation of US GAAP adjustments.
(b)	Includes elimination of spun-off businesses, elimination of intersegment charges and the computation of US GAAP adjustments.
(c)	Consolidated amounts in accordance with US GAAP.
(d)	Corresponds to Cointel’s administrative expenses.

j)	The transitional disclosure provisions of SFAS 142 require disclosures of what reported income before extraordinary items and net income would have been in all periods presented exclusive of amortization expense (including any related tax effects) recognized in those periods related to goodwill, intangible assets that are no longer being amortized, any deferred credit related to an excess over cost, equity method goodwill, and changes in amortization periods for intangible assets that will continue to be amortized (including any related tax effects). The amortization expense and adjusted net loss in accordance with US GAAP of the Company for the period prior to the period of initial application are as follows:

	December 31, 2001 (unaudited)	September 30,
		2001	2000
Reported net (loss) income in accordance with US GAAP	(1,228)	86	125
Goodwill amortization	2	11	11

Adjusted net (loss) income in accordance with US GAAP	(1,226)	97	136

Net loss per share(a)	(0.231)	0.016	0.023
Effect of goodwill amortization	0.000	0.001	0.001

Adjusted net loss per share(a)	(0.231)	0.017	0.024

(a) Stated in pesos.

Aggregate amortization expense related to goodwill for the three-month periods ended December 31, 2002 and 2001 and for the years ended September 30, 2002, 2001 and 2000, was 2 million, 2 million, 10 million, 11 million and 11 million, respectively. Estimated amortization expense under US GAAP related to goodwill for each of the five years as from 2003 through 2007 would have been 10 million for each year.

23.    AMENDMENTS TO BYLAWS

Taking into account the provisions of the new Public Offering Transparency Rules and Regulations, instated by Decree No. 677/2001, which provides that the administration bodies may function, when allowed by bylaws, with the members present or instead mutually in communication by media simultaneously broadcasting sound, images or words, the Company’s Special Shareholders’ Meeting held on September 18, 2001, decided to change Articles 15, 20 and 21 of the Corporate Bylaws to effect the addition of such system of distance meetings for board meetings, and regular and special shareholders’ meetings, with the express provision that quorum is to be computed considering members physically present as well as those communicated by media broadcasting sound, images or words. In addition, such Shareholders’ Meeting amended Article 19 so that the first and second calls to regular and special shareholders’ meetings may be simultaneous. On October 29, 2001, this amendment was registered with the Public Registry of Commerce.

24.    OTHER FINANCIAL STATEMENT INFORMATION

The following tables present additional consolidated financial statement disclosures required under accounting principles in Argentina:

a)	Investments in shares, bonds issued in series and holdings in other companies

b)	Other investments

c)	Fixed assets

d)	Intangible assets and deferred charges

e)	Allowances and reserves

f)	Cost of services provided

g)	Assets and liabilities in foreign currency

h)	Expenses incurred

a)	INVESTMENTS IN SHARES, BONDS ISSUED IN SERIES AND HOLDINGS IN OTHER COMPANIES (stated in millions of constant Argentine pesos of December 31, 2002, except otherwise indicated—see Note 2.2.)

Denomination and features of securities	December 31, 2002							December 31, 2001 (unaudited)	September 30, 2002
	Class	Face value	Quantity		Inflation adjusted cost(2)	Value by equity method	Book value	Book value	Book value
Current(4)
US Treasury Bonds	—	US$1,000	1,500		—	—	5	—	—

							5	—	—

Noncurrent(3)
Other investments	—	—	—		—	—	13	12	14
Subsidiaries and affiliates
ECL	Common	$1.0	12,000	(1)	33	5	5	4	5

							18	16	19

							23	16	19

(1)	In shares.
(2)	Restated in constant Argentine pesos as described in Note 2.2.
(3)	See Note 2.5.d).
(4)	See Note 2.5.a).

b)	OTHER INVESTMENTS (stated in millions of constant Argentine pesos of December 31, 2002—see Note 2.2.)

	December 31, 2002	December 31, 2001 (unaudited)	September 30, 2002
Main account and features	Book value	Book value	Book value
Current investments
Foreign currency deposits	345	22	279
Local currency deposits	1	48	11

Total	346	70	290

c)	FIXED ASSETS (stated in millions of constant Argentine pesos of December 31, 2002—see Note 2.2.)

	December 31, 2002(2)
	Original value
Main account	Amount at beginning of year	Increase	Net retirement and transfers	Amount at the end of year
Land	116	—	—	116
Buildings	1,727	1	—	1,728
Switching equipment	4,128	—	(15)	4,113
Transmission equipment	3,645	—	16	3,661
Network installation	7,472	—	13	7,485
Telephones, switchboards and booths	620	2	—	622
Furniture, software and office equipment	978	15	—	993
Automobiles	39	—	(7)	32
Construction in process	267	13	(54)	226
Materials(1)	68	5	29	102
Prepayment to vendors	9	1	—	10

Total 2002	19,069	37	(18)	19,088

	December 31, 2002(2)
	Depreciation					Net book value
Main account	Accumulated at beginning of year	% Depreciation on net book value	For the year	Retirement	Accumulated at the end of year
Land	—	—	—	—	—	116
Buildings	436	3.5	13	—	449	1,279
Switching equipment	2,886	29.3	82	—	2,968	1,145
Transmission equipment	2,078	20.9	76	—	2,154	1,507
Network installation	3,520	11.3	110	—	3,630	3,855
Telephones, switchboards and booths	575	64.8	8	—	583	39
Furniture, software and office equipment	833	82.9	22	—	855	138
Automobiles	39	88.0	—	(7)	32	—
Construction in process	—	—	—	—	—	226
Materials	—	—	—	—	—	102
Prepayment to vendors	—	—	—	—	—	10

Total 2002	10,367		311	(7)	10,671	8,417

(1)	“Net retirement and transfers” includes transfers for 38.
(2)	Three-month fiscal year.

c)	FIXED ASSETS (stated in millions of constant Argentine pesos of December 31, 2002—see Note 2.2.) (cont.)

	December 31, 2001(4)
	Original value
Main account	Amount at beginning of year	Increase(2)	Net Retirement and transfers(3)	Amount at the end of period
Land	118	—	—	118
Buildings	1,720	1	—	1,721
Switching equipment	4,011	—	24	4,035
Transmission equipment	3,363	—	24	3,387
Network installation	7,230	—	38	7,268
Telephones, switchboards and booths	621	13	(14)	620
Furniture, software and office equipment	881	13	46	940
Automobiles	60	—	(13)	47
Construction in process	714	167	(130)	751
Materials(1)	132	12	(30)	114
Prepayment to vendors	7	2	—	9

Total 2001	18,857	208	(55)	19,010

	December 31, 2001(4)
	Depreciation					Net book value
Main account	Accumulated at beginning of year	% Depreciation on net book value	For the period	Retirement	Accumulated at the end of period
Land	—	—	—	—	—	118
Buildings	391	3.5	11	—	402	1,319
Switching equipment	2,527	22.3	90	—	2,617	1,418
Transmission equipment	1,772	17.9	72	—	1,844	1,543
Network installation	3,085	9.9	107	—	3,192	4,076
Telephones, switchboards and booths	545	42.3	29	(22)	552	68
Furniture, software and office equipment	656	62.4	53	(2)	707	233
Automobiles	60	42.5	—	(13)	47	—
Construction in process	—	—	—	—	—	751
Materials	—	—	—	—	—	114
Prepayment to vendors	—	—	—	—	—	9

Total 2001	9,036		362	(37)	9,361	9,649

(1)	“Net Retirement and transfers” includes transfers for 12.
(2)	Capitalized interests in construction in process amount to 4. See Note 2.5.e).
(3)	Includes 4 transferred to inventories.
(4)	Three-month period (unaudited).

c)	FIXED ASSETS (stated in millions of constant Argentine pesos of December 31, 2002—see Note 2.2.) (cont.)

	September 30, 2002(5)
	Original value
Main account	Amount at beginning of year	Increase(3)	Net retirement and transfers(4)	Amount at the end of year
Land	118	1	(3)	116
Buildings	1,720	5	2	1,727
Switching equipment	4,011	—	117	4,128
Transmission equipment	3,363	—	282	3,645
Network installation	7,230	—	242	7,472
Telephones, switchboards and booths	621	22	(23)	620
Furniture, software and office equipment	881	17	80	978
Automobiles	60	—	(21)	39
Construction in process	714	275	(722)	267
Materials(1)	132	27	(91)	68
Prepayment to vendors	7	2	—	9

Total 2002(2)	18,857	349	(137)	19,069

	September 30, 2002(5)
	Depreciation					Net book value
Main account	Accumulated at beginning of year	% Depreciation on net book value	For the year	Retirement	Accumulated at the end of year
Land	—	—	—	—	—	116
Buildings	391	3.6	47	(2)	436	1,291
Switching equipment	2,527	27.2	359	—	2,886	1,242
Transmission equipment	1,772	20.0	306	—	2,078	1,567
Network installation	3,085	11.0	436	(1)	3,520	3,952
Telephones, switchboards and booths	545	62.2	67	(37)	575	45
Furniture, software and office equipment	656	67.2	179	(2)	833	145
Automobiles	60	83.1	—	(21)	39	—
Construction in process	—	—	—	—	—	267
Materials	—	—	—	—	—	68
Prepayment to vendors	—	—	—	—	—	9

Total 2002	9,036		1,394	(63)	10,367	8,702

(1)	“Net retirement and transfers” includes transfers for 24.
(2)	Capitalized interest included in construction in process totaled 11. See Note 2.5.e).
(3)	Includes 29 in construction in process corresponding to the capitalized exchange differences. See Note 2.5.e).
(4)	Includes 3 of real property intended for sale.
(5)	Twelve-month fiscal year.

c)	FIXED ASSETS (stated in millions of constant Argentine pesos of December 31, 2002—see Note 2.2.) (cont.)

	September 30, 2001(5)
	Original value
Main account	Amount at beginning of year(3)	Increase	Net retirement and transfers	Amount at the end of year
Land	118	—	—	118
Buildings	1,700	—	20	1,720
Switching equipment	3,701	—	310	4,011
Transmission equipment	2,852	—	511	3,363
Network installation	6,730	—	500	7,230
Telephones, switchboards and booths	605	79	(63)	621
Furniture, software and office equipment	730	24	127	881
Automobiles	95	—	(35)	60
Construction in process	1,482	659	(1,427)	714
Materials (1)	160	129	(157)	132
Prepayment to vendors	14	(7)	—	7

Total 2001 (2)	18,187	884	(214)	18,857

	September 30, 2001(5)
	Depreciation					Net book value
Main account	Accumulated at beginning of year(4)	% Depreciation on net book value	For the year	Retirement	Accumulated at the end of year
Land	—	—	—	—	—	118
Buildings	345	3.6	48	(2)	391	1,329
Switching equipment	2,184	23.9	343	—	2,527	1,484
Transmission equipment	1,501	18.1	271	—	1,772	1,591
Network installation	2,677	10.2	408	—	3,085	4,145
Telephones, switchboards and booths	503	46.3	131	(89)	545	76
Furniture, software and office equipment	519	64.9	137	—	656	225
Automobiles	95	49.8	—	(35)	60	—
Construction in process	—	—	—	—	—	714
Materials	—	—	—	—	—	132
Prepayment to vendors	—	—	—	—	—	7

Total 2001	7,824		1,338	(126)	9,036	9,821

(1)	“Net Retirement and transfers” includes transfers for 93.
(2)	Capitalized interest included in construction in process totaled 87. See Note 2.5.e).
(3)	Net of 2,419 of the spun-off assets. See Note 4.
(4)	Net of 454 of the spun-off assets. See Note 4.
(5)	Twelve-month fiscal year.

c)	FIXED ASSETS (stated in millions of constant Argentine pesos of December 31, 2002—see Note 2.2.) (cont.)

	September 30, 2000(6)
	Original value
Main account	Amount at beginning of year(4)	Increase(3)	Net Retirement and transfers	Amount at the end of year
Land	114	4	—	118
Buildings	1,694	4	2	1,700
Switching equipment	3,459	—	242	3,701
Transmission equipment	2,693	13	146	2,852
Network installation	6,429	—	301	6,730
Telephones, switchboards and booths	581	92	(68)	605
Furniture, software and office equipment	879	74	(223)	730
Automobiles	102	—	(7)	95
Construction in process	1,495	805	(818)	1,482
Materials (1)	147	146	(133)	160
Prepayment to vendors	18	(2)	(2)	14

Total 2000 (2)	17,611	1,136	(560)	18,187

	September 30, 2000(6)
	Depreciation					Net book value
Main account	Accumulated at beginning of year(5)	% Depreciation on net book value	For the year	Retirement	Accumulated at the end of year
Land	—	—	—	—	—	118
Buildings	297	3.6	48	—	345	1,355
Switching equipment	1,741	21.4	445	(2)	2,184	1,517
Transmission equipment	1,215	19.3	288	(2)	1,501	1,351
Network installation	2,251	9.6	426	—	2,677	4,053
Telephones, switchboards and booths	453	35.5	148	(98)	503	102
Furniture, software and office equipment	702	47.0	153	(336)	519	211
Automobiles	102	33.0	2	(9)	95	—
Construction in process	—	—	—	—	—	1,482
Materials	—	—	—	—	—	160
Prepayment to vendors	—	—	—	—	—	14

Total 2000	6,761		1,510	(447)	7,824	10,363

(1)	“Net retirement and transfers” includes transfers for 77.
(2)	Capitalized interest included in construction in process totaled 116. See Note 2.5.e).
(3)	Includes 13 for Startel’s assets merger into Telefónica.
(4)	Net of 1,159 of the spun-off assets. See Note 4.
(5)	Net of 234 of the spun-off assets. See Note 4.
(6)	Twelve-month fiscal year.

d)	INTANGIBLE ASSETS AND DEFERRED CHARGES (stated in millions of constant Argentine pesos of December 31, 2002—see Note 2.2.)

	December 31, 2002(1)
	Original value
Main account	At beginning of year	Increase	At end of year
Licenses (Frequencies)	15	—	15
License to use and trademarks	41	8	49
Assignment of rights	22	—	22
No competition clause	5	—	5
Cost associated with the issuance of debt	55	1	56

Total 2002	138	9	147

	December 31, 2002(1)
	Depreciation			Net book value
Main account	At beginning of year	For the year	At end of year
Licenses (Frequencies)	5	—	5	10
License to use and trademarks	11	1	12	37
Assignment of rights	11	1	12	10
No competition clause	2	1	3	2
Cost associated with the issuance of debt	28	1	29	27

Total 2002	57	4	61	86

(1)	Three-month fiscal year.

	December 31, 2001(1)
	Original value
Main account	At beginning of year	Increase	At end of period
Licenses (Frequencies)	15	—	15
Organization and preoperating expenses	162	—	162
License to use and trademarks	41	—	41
Assignment of rights	22	—	22
No competition clause	5	—	5
Cost associated with the issuance of debt	39	—	39

Total 2001	284	—	284

	December 31, 2001(1)
	Depreciation			Net book value
Main account	At beginning of year	For the period	At end of period
Licenses (Frequencies)	3	—	3	12
Organization and preoperating expenses	162	—	162	—
License to use and trademarks	9	—	9	32
Assignment of rights	9	—	9	13
No competition clause	2	—	2	3
Cost associated with the issuance of debt	20	2	22	17

Total 2001	205	2	207	77

(1)	Three-month period (unaudited).

d)	INTANGIBLE ASSETS AND DEFERRED CHARGES (stated in millions of constant Argentine pesos of December 31, 2002—see Note 2.2.)

	September 30, 2002(2)
	Original value
Main account	At beginning of year	Increase (Decrease)(1)	At end of year
Licenses (Frequencies)	15	—	15
Organization and preoperating expenses	162	(162)	—
License to use and trademarks	41	—	41
Assignment of rights	22	—	22
No competition clause	5	—	5
Cost associated with the issuance of debt	39	16	55

Total 2002	284	(146)	138

	September 30, 2002(2)
	Depreciation				Net book value
Main account	At beginning of year	For the year	Decrease(1)	At end of year
Licenses (Frequencies)	3	2	—	5	10
Organization and preoperating expenses	162	—	(162)	—	—
License to use and trademarks	9	2	—	11	30
Assignment of rights	9	2	—	11	11
No competition clause	2	—	—	2	3
Cost associated with the issuance of debt	20	8	—	28	27

Total 2002	205	14	(162)	57	81

(1)	See Note 2.5.f).
(2)	Twelve-month fiscal year.

	September 30, 2001(4)
	Original value
Main account	At beginning of year(1)	Increase		At end of year
Licenses (Frequencies)	—	15	(3)	15
Organization and preoperating expenses	162	—		162
License to use and trademarks	37	4		41
Assignment of rights	22	—		22
No competition clause	5	—		5
Cost associated with the issuance of debt	26	13		39

Total 2001	252	32		284

d)	INTANGIBLE ASSETS AND DEFERRED CHARGES (stated in millions of constant Argentine pesos of December 31, 2002—see Note 2.2.) (cont.)

	September 30, 2001(4)
	Depreciation					Net book value
Main account	At beginning of year(2)	Increase		For the year	At end of year
Licenses (Frequencies)	—	2	(3)	1	3	12
Organization and preoperating expenses	158	—		4	162	—
License to use and trademarks	7	—		2	9	32
Assignment of rights	7	—		2	9	13
No competition clause	2	—		—	2	3
Cost associated with the issuance of debt	10	—		10	20	19

Total 2001	184	2		19	205	79

(1)	Net of 1,126 of the spun-off assets. See Note 4.
(2)	Net of 320 of the spun-off assets. See Note 4.
(3)	Corresponds to TCP’s assets merged into Telefónica.
(4)	Twelve-month fiscal year.

	September 30, 2000(3)
	Original value
Main account	At beginning of year(1)	Increase	At end of year
Organization and preoperating expenses	162	—	162
License to use and trademarks	37	—	37
Assignment of rights	22	—	22
No competition clause	5	—	5
Cost associated with the issuance of debt	26	—	26

Total 2000	252	—	252

	September 30, 2000(3)
	Depreciation			Net book Value
Main account	At beginning of year(2)	For the year	At end of year
Organization and preoperating expenses	143	15	158	4
License to use and trademarks	5	2	7	30
Assignment of rights	5	2	7	15
No competition clause	2	—	2	3
Cost associated with the issuance of debt	3	7	10	16

Total 2000	158	26	184	68

(1)	Net of 801 million of the spun-off assets. See Note 4.
(2)	Net of 184 million of the spun-off assets. See Note 4.
(3)	Twelve-month fiscal year.

e)	ALLOWANCES AND RESERVES (stated in millions of constant Argentine pesos of December 31, 2002—see Note 2.2.)

	December 31, 2002(4)
Account	Balances at beginning of year	Increase		Decrease(3)	Balances at end of the year
Deducted from current assets:
For doubtful accounts	351	27		(2)	376
For impairment in value and slow turnover	7	—		—	7

	358	27		(2)	383
Deducted from noncurrent assets:
For doubtful accounts	32	—	(1)	(7)	25
For other receivables(6)	2,214	—		(205)	2,009

	2,246	—		(212)	2,034

Total 2002	2,604	27		(214)	2,417

Included in current liabilities:
Contingencies	2	1		—	3

	2	1		—	3
Included in noncurrent liabilities:
Contingencies	127	30		2	159

Total 2002	129	31	(2)	2	162

	December 31, 2001(5)
Account	Balances at beginning of year	Increase		Decrease	Balances at end of the period
Deducted from current assets:
For doubtful accounts	532	174		(89)	617
For impairment in value and slow turnover	24	—		(9)	15

	556	174		(98)	632
Deducted from noncurrent assets:
For doubtful accounts	—	92	(1)	—	92
For other receivables(6)	—	179		—	179

	—	271		—	271

Total 2001	556	445		(98)	903

Included in current liabilities:
Contingencies	6	—		—	6

	6	—		—	6
Included in noncurrent liabilities:
Contingencies	180	14		—	194

Total 2001	186	14	(2)	—	200

(1)	Included in selling expenses in the consolidated statement of operations.
(2)	Included in “Other expenses, net” in the consolidated statement of operations.
(3)	Net of monetary gain (loss).
(4)	Three-month fiscal year.
(5)	Three-month period (unaudited).
(6)	See Note 2.5.k).

e)	ALLOWANCES AND RESERVES (stated in millions of constant Argentine pesos of December 31, 2002—see Note 2.2.)

	September 30, 2002(6)
Account	Balances at beginning of year	Increase		Decrease(3)	Balances at end of the year
Deducted from current assets:
For doubtful accounts	532	377		(558)	351
For impairment in value and slow turnover	24	—		(17)	7

	556	377		(575)	358
Deducted from noncurrent assets:
For doubtful accounts	—	92	(1)	(60)	32
For other receivables(7)	—	2,214		—	2,214

	—	2,306		(60)	2,246

Total 2002	556	2,683		(635)	2,604

Included in current liabilities:
Contingencies	6	2		(6)	2

	6	2		(6)	2
Included in noncurrent liabilities:
Contingencies	180	68		(121)	127

Total 2002	186	70	(2)	(127)	129

	September 30, 2001(6)
Account	Balances at beginning of year		Increase		Decrease	Balances at end of the year
Deducted from current assets:
For doubtful accounts	289		378		(135)	532
For impairment in value and slow turnover	7		24		(7)	24

Total 2001	296	(4)	402	(1)	(142)	556

Included in current liabilities:
Contingencies	2		4		—	6

	2		4		—	6
Included in noncurrent liabilities:
Contingencies	110		70		—	180

Total 2001	112	(5)	74	(2)	—	186

(1)	In 2002, included in selling expenses. In 2001, 9 included in operating expenses and 393 in selling expenses.
(2)	Included in “Other expenses, net” in the consolidated statement of operations.
(3)	Net of monetary gain (loss).
(4)	Net of 109 of the spun-off assets. See Note 4.
(5)	Net of 19 of the spun-off assets. See Note 4.
(6)	Twelve-month fiscal year.
(7)	See Note 2.5.k).

e)	ALLOWANCES AND RESERVES (stated in millions of constant Argentine pesos of December 31, 2002—see Note 2.2.)

	September 30, 2000(6)
Account	Balances at beginning of year		Increase		Decrease	Balances at end of the year
Deducted from current assets:
For doubtful accounts	245		224		(180)	289
For impairment in value and slow turnover	—		7		—	7

Total 2000	245	(4)	231	(1)	(180)	296

Included in current liabilities:
Contingencies	2		—		—	2

	2		—		—	2
Included in noncurrent liabilities:
Contingencies	117		37	(3)	(44)	110

Total 2000	119	(5)	37	(2)	(44)	112

(1)	Included in selling and operating expenses in the consolidated statement of operations, except 6 from Startel’s assets merged into Telefónica.
(2)	Included in “Other expenses, net” in the consolidated statement of operations.
(3)	Includes 3 form Startel’s liabilities merged into Telefónica.
(4)	Net of 74 of the spun-off assets. See Note 4.
(5)	Net of 4 of the spun-off assets. See Note 4.
(6)	Twelve-month fiscal year.

f)	COST OF SERVICES PROVIDED(1) (stated in millions of constant Argentine pesos of December 31, 2002—see Note 2.2.)

	December 31, 2002(5)	December 31, 2001(6)	September 30, 2002(7)	September 30, 2001(7)	September 30, 2000(7)
Inventories at beginning of year/period	52	73	73	72 (3)	41 (4)
Purchases	—	—	23	174	145
Operating expenses (Note 24.h)	10	15	28	77	98
Allowance for impairment in value and slow turnover	—	—	—	(24)	(7)
Holding gains (losses)	1	—	(23)	—	—

Subtotal	63	88	101	299	277
Inventories at end of the year/period(2)	(24)	(54)	(52)	(50)	(72)

Total (Note 3.1.l)	39	34	49	249	205

(1)	Includes cost of telephone directories and telephone equipment.
(2)	In September 30, 2001 and 2000 includes the allowance for impairment in value and slow turnover.
(3)	Net of 140 of the spun-off assets. See Note 4.
(4)	Net of 33 of the spun-off assets. See Note 4.
(5)	Three-month fiscal year.
(6)	Three-month period (unaudited).
(7)	Twelve-month fiscal year.

g)	ASSETS AND LIABILITIES IN FOREIGN CURRENCY (See Note 21.)

	December 31, 2002				December 31, 2001 (unaudited)			September 30, 2002

	Amount in foreign currency (in million)	Currency	Exchange rate	Book amount (1)	Amount in foreign currency (in million)	Currency	Book amount (1)	Amount in foreign currency (in million)	Currency	Book amount (1)
ASSETS
Current assets
Cash and banks	—	—	—	—	10	US$	24	1	US$	4
Investments(2)	104	US$	3.37	350	10	US$	22	76	US$	279
Trade receivables	19	US$	3.37	63	59	US$	131	20	US$	75
	2	SDR	4.56	8	2	SDR	4	2	SDR	8
Other receivables(3) (5)	31	US$	3.37	105	41	US$	88	15	US$	55
	3	EURO	3.53	11	4	EURO	9	3	EURO	11
	—	—	—	—	46	PTAS	—	—	—	—

Total current assets				537			278			432

Noncurrent assets
Investments	5	US$	(4)	13	5	US$	12	5	US$	14
Trade receivables	—	—	—	—	1	US$	2	—	—	—
Other receivables(5)	12	US$	3.40	41	51	US$	109	18	US$	67

Total noncurrent assets				54			123			81

Total assets				591			401			513

LIABILITIES
Current liabilities
Trade payables	42	US$	3.37	142	113	US$	247	37	US$	135
	5	SDR	4.56	21	12	SDR	33	6	SDR	28
	2	EURO	3.53	9	6	EURO	13	3	EURO	10
	—		£5.43	1	—	—	—	—		£1
	—	—	—	—	1	AS	—	—	—	—
	—	—	—	—	1	GF	—	—	—	—
	—	—	—	—	342	PTAS	4	—	—	—
Bank and other financial payables	1,071	US$	3.37	3,608	1,179	US$	2,571	1,083	US$	3,994
	1,116		¥0.03	32	77		¥2	1,063		¥33
	2	EURO	3.53	8	2	EURO	4	3	EURO	8
	—	—	—	—	306	ITL	—	—	—	—
Other payables	1	US$	3.37	5	13	US$	28	2	US$	7
	3	EURO	3.53	9	2	EURO	4	3	EURO	10
Taxes payable	—	—	—	—	1	US$	2	—	—	—

Total current liabilities				3,835			2,908			4,226

Noncurrent liabilities
Trade receivables	—	—	—	—	32	US$	70	—	—	—
Bank and other financial payables	1,009	US$	3.37	3,402	972	US$	2,121	1,011	US$	3,731
	7,779		¥0.03	221	8,816		¥151	7,779		¥236
	22	EURO	3.53	78	19	EURO	37	23	EURO	85
	—	—	—	—	2,029	ITL	2	—	—	—
Other payables	9	US$	3.37	32	15	US$	33	10	US$	38

Total noncurrent liabilities				3,733			2,414			4,090

Total liabilities				7,568			5,322			8,316

(1)	Amounts stated in millions of constant Argentine pesos of December 31, 2002. See Note 2.2.
(2)	See Note 20.a) and b) to the consolidated financial statements.
(3)	In 2002 and 2001, include 10 million and 5 million, respectively, corresponding to prepayments of fixed assets purchase.
(4)	Valued in dollars at the exchange rate at year-end, up to the limit of the equity value.
(5)	Includes the Patriotic Bond valued at the AFIP’s exchange rate effective at December 31, 2002.

US$:	US dollars
¥:	Yens
PTAS:	Pesetas
ITL:	Lira
EURO:	European Currency Units
GF:	Gold Frank
SDR:	Special Drawing Rights
AS:	Austrian Schilling
£:	Pounds

h)	EXPENSES INCURRED (stated in millions of constant Argentine pesos of December 31, 2002—see Note 2.2.)

	December 31, 2002(2)
Account	Operating expenses(1)	Administrative expenses	Selling expenses	Unusual Items	Other Expenses, net	Financial (income) loss		Total	December 31, 2001 Total(3)	September 30, 2002 Total(4)	September 30, 2001 Total(4)	September 30, 2000 Total(4)
						Assets	Liabilities
Salaries, social security taxes and other expenses	63	13	11	—	—	—	—	87	194	543	790	877
Fixed assets depreciation	285	24	2	—	—	—	—	311	362	1,394	1,338	1,510
Fees and payments for services	66	36	17	—	—	—	—	119	300	749	1,225	1,241
Directors’ and statutory audit committee’s fees	—	2	—	—	—	—	—	2	—	1	2	2
Insurance	—	4	—	—	—	—	—	4	5	15	19	18
Material consumption and other expenses	10	1	3	—	—	—	—	14	33	103	130	115
Management fee	20	3	—	—	—	—	—	23	44	146	269	323
Transportation	4	1	—	—	—	—	—	5	7	18	35	18
Taxes, charges and contributions	6	1	3	—	—	—	—	10	22	61	87	76
Rentals	14	4	—	—	—	—	—	18	26	94	101	101
Commissions	—	—	6	—	—	—	—	6	13	36	48	43
Exchange differences	—	—	—	—	—	15	(614)	(599)	—	3,393	—	—
Difference in the listed price of investments and holding losses (gains)	—	—	—	—	—	(1)	—	(1)	—	10	175	(90)
Interest and financial charges	—	—	—	—	—	(7)	191	184	79	498	322	319
Tax on interest paid and on the financial cost of corporate indebtedness	—	—	—	—	—	—	(2)	(2)	7	28	38	70
Allowance for doubtful accounts	—	—	27	—	—	—	—	27	266	469	378	218
Allowance for impairment in value and slow turnover	—	—	—	—	—	—	—	—	—	—	24	7
Impairment in value of securities to be received	—	—	—	—	—	—	—	—	—	—	17	—
Net book value of fixed assets retired	—	—	—	—	2	—	—	2	—	4	24	57
Net book value of goodwill on investment companies retired	—	—	—	—	—	—	—	—	—	6	—	—
Depreciation of intangible assets and deferred charges	1	1	—	—	—	—	2	4	2	14	19	26
Employee terminations	—	—	—	—	17	—	—	17	47	84	140	137
Cash dividends	—	—	—	—	—	—	—	—	—	—	(6)	(13)
Tax on bank debits and credits	—	10	—	—	—	—	—	10	9	44	15	—
Inflation loss (gain) on monetary accounts	—	—	—	—	—	(52)	16	(36)	—	94	—	—
Other	—	—	—	—	32	—	—	32	5	68	111	140

Total December 31, 2002	469	100	69	—	51	(45)	(407)	237

Total December 31, 2001	744	153	382	—	52	(15)	105		1,421

Total September 30, 2002	2,438	489	752	—	153	744	3,296			7,872

Total September 30, 2001	2,922	625	912	15	247	105	475				5,301

Total September 30, 2000	3,627	493	456	—	327	(205)	497					5,195

(1)	Includes 10, 15, 28, 77 and 98 corresponding to cost of services provided for the three-month fiscal year ended December 31, 2002, the three-month period ended December 31, 2001 and the fiscal years ended September 30, 2002, 2001 and 2000, respectively.
(2)	Three-month fiscal year.
(3)	Three-month period (unaudited).
(4)	Twelve-month fiscal year.

25.    CORPORATE BOOKS

On February 12, 2003, the Company complied with a subpoena issued by a federal court, related to the claim No.78,241/2002, requiring the filing with the court of its corporate books for periods after July 1999. Because the Company is not party and has not been advised of the nature of the action, in opinion of the Company’s Management the court order is connected with a procedural requirement and will not have any effect on the Company’s financial condition or results.

26.    SUBSEQUENT EVENTS

Telefónica’s Debt Renegotiation

On May 19, 2003, Telefónica’s Board of Directors approved a proposed offer to exchange two series of existing Telefónica’s notes for two new series of Telefónica’s notes plus a cash payment, and a proposed offer to exchange two series of existing notes issued by us, for two new series of Telefónica’s notes plus a cash payment (the “Exchange Offers”).

In addition, Telefónica has agreed with its main indirect shareholder, Telefónica Internacional S.A. (“TISA”), that immediately after the consummation of the Exchange Offers, Telefónica would transfer all of our acquired notes to TISA in exchange for a reduction of Telefónica’s short term indebtedness owed to TISA. As a result of the proposed overall transaction, neither Telefónica nor we will be increasing its/our net debt position.

As a result of the foregoing, Telefónica has developed the following debt renegotiation strategy in order to extend the maturities of our long-term public debt, reduce the risk of losing our license, replace a portion of our short-term indebtedness with long-term indebtedness and reduce our outstanding indebtedness, and provide additional time for Argentina to stabilize economically and politically.

Telefónica and we have also called for noteholders’ meetings for July 4 and 22, 2003 to solicit proxies from the holders of the Telefónica notes and our notes subject to the Exchange Offers to amend or eliminate most of the covenants and events of defaults contained in those notes.

The terms of the Telefónica proposed Exchange Offers and proxy solicitations are as follows:

•	For each US$1,000 principal amount of Telefónica’s existing US$300 million 11.875% Notes due 2004, Telefónica intends to offer to exchange:

i)	For holders tendering before the proxy delivery deadline, US$850 principal amount of newly issued 11.875% Notes due 2007 and US$150 in cash (US$75 of which constitutes a proxy payment).

ii)	For holders tendering after the proxy delivery deadline, US$925 principal amount of newly issued 11.875% Notes due 2007 and US$75 in cash.

•	For each US$1,000 principal amount of Telefónica’s existing US$368.5 million 9.125% Notes due 2008, Telefónica intends to offer to exchange:

i)	For holders tendering before the proxy delivery deadline, US$900 principal amount of newly issued 9.125% Notes due 2010 and US$100 in cash (US$50 of which constitutes a proxy payment).

ii)	For holders tendering after the proxy delivery deadline, US$950 principal amount of newly issued 9.125% Notes due 2010 and US$50 in cash.

•	For each US$1,000 principal amount of our existing US$225 million 8.875% Series A Notes due 2004, Telefónica intends to offer to exchange:

i)	For holders tendering before the proxy delivery deadline, US$850 principal amount of newly issued Telefónica 8.85% Notes due 2011 and US$150 in cash (US$75 of which constitutes a proxy payment).

ii)	For holders tendering after the proxy delivery deadline, US$925 principal amount of newly issued Telefónica 8.875% Notes due 2011 and US$75 in cash.

•	For each US$1,000 principal amount of our existing 175 million 10.375% Series B Notes due 2004, Telefónica intends to offer to exchange either:

i)	For holders tendering before the proxy delivery deadline, the US dollar equivalent of US$850 principal amount of newly issued Telefónica US dollar-denominated 8.85% Notes due 2011, calculated using the forward exchange rate as described in the registration statement, and US$150 in cash (US$75 of which constitutes a proxy payment).

ii)	For holders tendering after the proxy delivery deadline, the US dollar equivalent of US$925 principal amount of newly issued Telefónica US dollar-denominated 8.85% Notes due 2011, calculated using the forward exchange rate as described in the registration statement, and US$75 in cash.

or

i)	For holders tendering before the proxy delivery deadline, US$850 principal amount of newly issued Telefónica peso-denominated Conversion Notes due 2011 and US$150 in cash (US$75 of which constitutes a proxy payment).

ii)	For holders tendering after the proxy deliver deadline, US$925 principal amount of newly issued Telefónica peso-denominated Conversion Notes due 2011 and US$75 in cash.

The new conversion notes will be initially denominated in Argentine pesos and accrue interest at 10.375% until August 1, 2004. Thereafter, the new conversion notes will be denominated in U.S. dollars and accrue interest at 8.85%. The principal amount of the new conversion notes will be converted automatically from pesos into US dollars at the average reference spot exchange rate quoted by the Argentine Central Bank for the last five available trading days ending on or prior to July 31, 2004.

Holders who tender their notes will be receiving any accrued and unpaid interest up to, but not including, the settlement date for the Exchange Offers for relevant existing notes. The Exchange Offers are expected to be subject to customary conditions, which Telefónica may waive, including the condition that 90% of the outstanding principal amount of each series of existing notes be validly tendered prior to the expiration date of the Exchange Offers. None of the Exchange Offers is conditioned upon the success of any other exchange offer. Should less than all of the Exchange Offers be consummated, Telefónica may accept for exchange those notes that are tendered in those Exchange Offers where all of the conditions to such exchanges have been met or waived by Telefónica.

A registration statement relating to the new notes of Telefónica to be issued in the Exchange Offers has been filed with the SEC but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective and Telefónica has obtained the necessary authorizations from the Comisión Nacional de Valores of Argentina.