Form 20-F
period 2003-12-31
TELEFONICA HOLDING OF ARGENTINA INC
filed 2004-04-19
CIK 1054265

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2003

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

Indication by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days:    Yes  ☒    No  ☐

Indication by check mark which financial statement item the registrant has elected to follow:    Item 17  ☐    Item 18  ☒

i

FORWARD-LOOKING STATEMENTS AND ASSOCIATED RISKS

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. Certain information included in this annual report on Form 20-F (“Annual Report”) contains information that is forward-looking and based largely on the expectations of Telefónica Holding de Argentina S.A. (“Holding” or “we” or “us”). Such forward-looking information is subject to risks and uncertainties that could significantly affect both our expectations and actual results. Actual results could differ materially from these forward-looking statements as a result of foreseen and unforeseen factors. There can be no assurance that events anticipated in any forward-looking statement will occur. Some of these forward-looking statements include forward-looking phrases such as “anticipates”, “believes”, “could”, “estimates”, “expects”, “foresees”, “intends”, “may”, “should” or “will continue”, or similar expressions or the negatives thereof or other variations on these expressions, or similar terminology, or discussions of strategy, plans or intentions. These statements also include descriptions in connection with, among other things:

•	our, Compañía Internacional de Telecomunicaciones S.A.’s (“Cointel”) and Telefónica de Argentina S.A.’s (“Telefónica Argentina”) ability to remain as going concerns and remain solvent;

•	the renegotiation of Telefónica Argentina’s tariffs with the Argentine government;

•	anticipated revenues, capital expenditures, future cash flows and financing requirements;

•	the economic and political developments in Argentina (including the effects of the devaluation and any future restrictions on payments abroad that may affect us, Cointel or Telefónica Argentina;

•	the effect of inflation and currency volatility on our, Cointel’s and Telefónica Argentina’s financial condition and results of operations;

•	the implementation of our business strategy;

•	descriptions of Telefónica Argentina’s new services and anticipated demand for services and other changes in rates and tariff regulations and charges for telecommunication services;

•	descriptions of the expected effects of Telefónica Argentina’s competitive strategies and descriptions of the effect of the liberalization of the Argentine telecommunications industry; and

•	the impact of actions taken by Telefónica Argentina’s competitors and other third parties, including courts and other governmental authorities.

Such statements reflect our current views regarding future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements that forward-looking statements may express or imply, for example:

•	the economic and political instability of Argentina;

•	the Argentine government’s insolvency and Telefónica Argentina’s tariff renegotiation process with the Argentine government;

•	changes in inflation;

•	the devaluation and volatility of the Argentine peso;

•	changes in financial and telecommunications regulation;

•	revocation of Telefónica Argentina’s license to provide telecommunications services;

•	our, Cointel’s and Telefónica Argentina’s ability to successfully restructure our and their indebtedness or refinance our and their financial obligations owed to related and third parties when they become due; and

•	the outcome of pending legal claims against Telefónica Argentina.

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

This Form 20-F contains:

(1)	audited financial statements and notes thereto of Holding as of December 31, 2003 and 2002 and for the fiscal years ended December 31, 2003, 2002 and 2001 (the “Holding Annual Financial Statements”); and

(2)	audited consolidated financial statements and notes thereto of our 50% owned company Cointel as of December 31, 2003 and 2002 and for the fiscal year ended December 31, 2003, three-month fiscal year ended December 31, 2002, the fiscal years ended September 30, 2002 and 2001 and the notes thereto (the “Cointel Consolidated Annual Financial Statements”)

For the reasons explained in Item 5: “Operating and Financial Review and Prospects—Financial Periods Covered”, our Financial Statements for the fiscal year 2001 , until the fiscal year ended December 31, 2001 were prepared using the financial statements of certain of our controlled companies and joint venture companies (including Cointel’s) for a period of equal length ended on a date three months earlier, adjusted, if applicable, for any significant events that took place during the three-month lag period. Additionally, as of December 31, 2003 and 2002, we decided to value our investment in AC Inversora S.A. (“ACISA”) at nil, in order to adjust the amount at which such investment is carried on our books to its recoverable value pursuant to information available as of each balance sheet dates. On the basis of financial information available as of December 31, 2003 and 2002, Atlántida Comunicaciones S.A. (“Atco”) shareholders’ equity was negative. Given that we are under no obligation to make capital contributions to Atco for the purpose of restoring the latter’s negative shareholders’ equity, we have valued our investment in Atco by the equity method up to the limit of the committed contributions, as of December 31, 2003 and 2002. See Note 2.5 to the Holding Annual Financial Statements.

We and each of our joint venture companies prepare our and their financial statements in accordance with generally accepted accounting principles in Argentina (“Argentine GAAP”), which differ in certain significant respects from generally accepted accounting principles in the United States (“U.S. GAAP”). See Note 15 to the Holding Annual Financial Statements and Note 24 to the Cointel Consolidated Annual Financial Statements, each of which are included herein beginning on page F-1 of this Annual Report.

PRESENTATION OF FINANCIAL INFORMATION

Our audited Holding Annual Financial Statements and notes thereto as of December 31, 2003 and 2002 and for the fiscal years ended December 31, 2003, 2002 and 2001 are set forth on pages F -1 through F -61 of this Annual Report

Pistrelli, Díaz y Asociados, Member Firm of Andersen (“Pistrelli”), was engaged as our independent financial auditors until we replaced them with Deloitte & Co. SRL (“Deloitte”), Member Firm of Deloitte Touche Tohmatsu, on June 30, 2002. This decision was ratified at our shareholders’ meeting on April 22, 2003. Andersen ceased practicing before the SEC on August 31, 2002. Our financial statements included in this Annual Report, other than our financial statements for the fiscal years ended December 31, 2003 and 2002 which were audited by Deloitte, were audited by Pistrelli and have not been reaudited. Deloitte’s audit report dated February 11, 2004 and February 21, 2003 and Pistrelli’s audit report dated February 26, 2002, are included in this Annual Report.

In this Annual Report, references to “$”, “U.S.$”, “U.S. dollars” and “dollars” are to United States dollars and references to “Ps.” or “pesos” are to Argentine pesos. References to Euros or “€” are to the currency of the European Economic and Monetary Union. Percentages and some currency amounts in this Annual Report were rounded for ease of presentation.

Unless otherwise indicated, our balance sheets and income statements use the exchange rate as of each relevant date or period-end quoted by Banco de la Nación Argentina (“Banco Nación”). In the case of U.S. dollars, the Banco Nación quotes for such exchange rates were Ps.1.00 per U.S.$1.00 until December 23, 2001. From December 24, 2001 to January 10, 2002, the exchange market was officially suspended. On January 10, 2002, the Argentine government established a dual exchange rate system. The exchange rate in the free market began to float for the first time since April 1991. On January 10, 2002 the free market rate was Ps.1.70 per U.S.$1.00 while the official market rate was Ps.1.40 per U.S.$1.00. On February 8, 2002, the Argentine government repealed the dual exchange rate and since February 11, 2002, Argentina has had one freely floating exchange rate for all transactions. As of December 31, 2003, the only exchange market available was the free market and the quotation was Ps.2.93 per U.S.$1.00 and as of April 12, 2004, the exchange rate was Ps.2.81 per U.S.$1.00. The reader should not construe the translation of currency amounts in this Annual Report to be representations that the peso amounts actually represent U.S. dollar amounts or that any person could convert the peso amounts into U.S. dollars at the rate indicated or at any other exchange rate. See Item 3: “Key Information—Selected Financial Data—Exchange Rate Information” and Item 8: “Financial Information—Significant Changes” for information regarding recent developments in exchange rates.

In accordance with generally accepted accounting principles and current legislation in Argentina, the presentation of the parent company’s individual financial statements is mandatory. Consolidated financial statements are to be included as supplementary information to the individual financial statements. Additionally, TR—Resolución Técnica (“TR”, Technical Resolution) No. 4, “Consolidation of financial statements”, modified by TR No. 19, requires that companies having “Joint control” over other companies present supplementary information of such companies following the proportional consolidation method. Therefore, since we have “Joint control” over Cointel according to TR No. 5, modified by TR No. 19, for local reporting purposes, we have consolidated (in proportion to its equity interest in Cointel), line by line, its balance sheets as of December 31, 2003 and 2002, and its statements of operations and cash flows for the years ended on December 31, 2003 and 2002, with the consolidated balance sheet, statements of operations and cash flows included in the consolidated financial statements of Cointel and its subsidiaries Telefónica Argentina and Telinver S.A. (“Telinver”) as of such dates. For the reasons explained in Note 2.2 to the Holding Annual Financial Statements, we present the unconsolidated financial statements as of December 31, 2003 and 2002 and for the years ended December 31, 2003, 2002 and 2001. Presentation of the proportional consolidated financial statements as of December 31, 2003, 2002 and 2001 is not required by the Securities and Exchange Commission of the United States of America (the “SEC”).

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Introduction

We are a holding company primarily engaged through joint venture companies in the telecommunications business (“Telecommunications Business”) and the media business (the “Media Business”) in Argentina. We control our joint venture companies, Cointel and Telefónica Argentina, jointly with Telefónica Internacional S.A. (“TISA”) and Telefónica Internacional Holding B.V. (“TIHBV”) (together with us, the “TISA Group”). Additionally, we own interests in Atco and ACISA as passive investments, along with other partners that are affiliates of Telefónica S.A. (“Telefónica”).

A. Selected Financial Data

The financial information set forth below should be read in conjunction with, and is qualified in its entirety by reference to the Holding Annual Financial Statements, the Cointel Consolidated Annual Financial Statements and Item 5: “Operating and Financial Review and Prospects” included in this Annual Report.

Our balance sheet as of December 31, 2003 and 2002 and the statements of operations information relating to our fiscal years ended December 31, 2003, 2002 and 2001 set forth below have been derived from the Holding Annual Financial Statements. Our balance sheet data as of December 31, 2001 and 2000, and our consolidated balance sheet data as of December 31, 1999, and the consolidated financial data relating to our fiscal years ended December 31, 2000 and 1999, set forth below have been derived from Holding’s audited financial statements as of and for the fiscal years ended on those dates, which have not been included herein.

We maintain our financial books and records and publish our financial statements in pesos and prepare our financial statements to conform to Comision Nacional de Valores (the National Securities Commission or “CNV”) rules and generally accepted accounting principles in Argentina followed by us. This Annual Report sometimes refers to those accounting principles as “Argentine GAAP”. Argentine GAAP differs from generally accepted accounting principles in the United States (“U.S. GAAP”). For example, one of the reasons why we have larger accumulated losses under U.S. GAAP than under Argentine GAAP is because of the elimination of inflation accounting under U.S. GAAP. Note 15 to the Holding Annual Financial Statements provides a summary of this and other significant differences between Argentine GAAP and U.S. GAAP as they relate to us, including the impact of such differences on our net income/loss and shareholders’ equity.

According to generally accepted accounting principles applied by Telefónica, for purposes of its Consolidated Annual Financial Statements for its own financial reporting, Argentina did not meet the definition of a highly inflationary economy in 2003 and 2002. Therefore, Telefónica incorporates, for consolidation purposes, our balances without computing any adjustments for the inflation experienced during 2003 and 2002. In line with this, and for our own U.S. GAAP reconciliation, we have elected not to use the alternative of maintaining the 2003 and 2002 inflation adjustment that the SEC permits for countries such as Argentina, where local accounting principles required price-level adjustments until September 30, 2003 In accordance to CNV rules, we have restated our financial statements for inflation until February 28, 2003. Therefore, we have included in our U.S. GAAP reconciliation an adjustment eliminating the effects of the inflation during the fiscal years ended December 31, 2003 and 2002.

The Holding Financial Statements as of December 31, 2003 and 2002 have been prepared assuming that we will continue as a going concern. As discussed in Notes 2.5.c) and 5.1.a) to the Holding Annual Financial Statements the relationship between variables determining Telefónica Argentina’s revenues and expenses is currently mismatched as a result of the pesification and freezing of Telefónica Argentina’s tariffs within the context of a potentially inflationary economy and may continue to be mismatched depending upon the outcome of Telefónica Argentina’s pending tariff renegotiation with the Argentine government. Telefónica Argentina’s tariff renegotiation proposal presented to the Argentine government attempts to achieve the relationship between variables determining revenues and costs, i.e., the “economic and financial equation”, contemplated in Telefónica Argentina’s Transfer Contract. Consequently, whether our indirect equity interest in the booked amount of fixed assets corresponding to the telecommunications business and the minimum presumed income tax credit of Telefónica Argentina and our direct equity interest of the booked amount of Cointel’s goodwill related to its investment in Telefónica Argentina, and our booked amount of goodwill related to our investment in Cointel are fully recoverable, may be affected by the final effect that the outcome of the tariff renegotiation with the Argentine government may have on Telefónica Argentina ‘ economic and financial equation and consequently in our and Cointel’s economic and financial equation. As discussed in Note 6.c.(ii) to the Holding Annual Financial Statements, as of December 31, 2003 our, Cointel’s and Telefónica Argentina’s current assets are lower than our current liabilities, and it is uncertain whether we, Cointel and Telefónica Argentina will obtain refinancing or additional credit lines to be able to pay our and their current debt. This situation gives rise to substantial doubt about our, Cointel’s and Telefónica Argentina’s ability to continue as a going concern. Our, Telefónica Argentina and Cointel’s plans concerning these matters are also described in Note 5.1.a) to the Holding Annual Financial Statements. The financial statements as of December 31, 2003 and 2002 do not include any adjustments or reclassifications that might result from the outcome of this uncertainty.

As of December 31, 2003, we carry accumulated losses amounting to Ps.1,967 million and negative shareholders’ equity amounting to Ps.812 million. Due to such situation, we are under the conditions for dissolution due to the loss of our capital stock set forth in item 5 of Section 94 of the Ley de Sociedades Comerciales, No. 19,550 (“Companies Law”). However, Decree No. 1,269/02 dated July 16, 2002 suspended the enforcement of item 5 of Section 94 of the Companies Law until December 10, 2003 and Decree 1,293/03 dated December 23, 2003 has suspended the enforcement of such provision of the Companies Law until December 10, 2004. We cannot provide any assurance that, should the situation of negative shareholders’ equity remains unchanged beyond the above-mentioned date, our shareholders would decide to recapitalize us nor that we, consequently, would be able to maintain the ordinary development of our operations.

Our investment in Cointel as of December 31, 2003 and 2002, is valued by the equity method of accounting, calculated taking into account Cointel’s shareholders’ equity after deducting Cointel’s preferred stock and unsettled accumulated preferred dividends as of such dates, calculated using the financial statements of Cointel as of December 31, 2003 and 2002, respectively, restated as of February 28, 2003. In the first quarter of 2002, we eliminated the three-month lag in computing our participation in Cointel’s equity that existed until 2001. The effect of the elimination of the three-month lag and the above mentioned alignment of periods gave rise to a Ps.41 million (restated for inflation until February 28, 2003) decrease in unappropriated earnings as of December 31, 2002, related to the loss on equity investment in Cointel during the October-December 2001 period. Consequently, the equity interest in Cointel was calculated considering our equity participation on Cointel’s income for the years ended December 31, 2003 and 2002, after deducting Cointel’s accrued preferred dividends as of such dates. See Note 5.1.a) to the Holding Annual Financial Statements regarding the recoverability of significant assets related to the booked value for our investment in Cointel as of December 31, 2003.

The effective date of Telefónica Argentina’s Reorganization Transactions (as defined and described in Item 4: “Information on the Company—History and Development of the Company—Telefónica Argentina’s Reorganization”) was February 1, 2001. As a result, the consolidated balance sheets of Cointel as of September 30, 2000 and 1999 included in the Cointel Selected Consolidated Financial Information include the assets and liabilities of Telefónica Argentina’s spun-off businesses.

Following Cointel and Telefónica Argentina’s policy to present their interest in the income (loss) from companies in which they have control or joint control and taking into account the effects of the Reorganization Transactions, the Cointel consolidated income statements for the years ended December 31, 2003, 2002, 2001, 2000 and 1999 include:

(1)	the income (loss) from the businesses that were spun off, either from Telefónica Argentina, or from companies over which Telefónica Argentina exercised control or joint control until the spin-off, in the line “Net income (loss) of Telefónica Argentina’s spun-off businesses”;

(2)	the income (loss) from businesses merged into Telefónica Argentina related to companies in which Telefónica Argentina had control or joint control before the merger described in Item 4: “Information on the Company—History and Development of the Company”, for years prior to such merger, is incorporated line-by-line; and

(3)	the income (loss) from Telefónica Argentina’s interests held in E-Commerce Latina S.A. in the line “Income (loss) from long-term investments” is not incorporated line-by-line because in the opinion of Telefónica Argentina’s management the income from this company is not material to its income (loss).

Cointel and Telefónica Argentina have not applied the policy described in point (1) to the figures of the statements of operations for 1999. Cointel and Telefónica Argentina present these figures as originally reported in previous annual reports on Form 20-F in pesos restated for inflation until February 28, 2003. See Note 2.2 to the Cointel Consolidated Annual Financial Statements.

Presentation of figures in constant Argentine pesos

Our financial statements included the effects of inflation through August 31, 1995, utilizing the inflation restatement methodology as set by the Federación Argentina de Consejos Profesionales de Ciencias Económicas, the Argentine Federation of Professional Councils in Economic Sciences (“FACPCE”). On August 22, 1995, the Argentine government issued Decree 316/95 discontinuing the requirement that financial information be restated for inflation for any date or period after August 31, 1995. Effective September 1, 1995, as required by rules issued by the CNV, we discontinued the restatement methodology, maintaining the effects of inflation accounted for in the prior periods.

As a result of the inflationary environment in Argentina in 2002 (there was an increase in the applicable index for restatement of financial statements (wholesale prices) of 118.2% in the period January through December 31, 2002) and the conditions created by the Public Emergency Law No. 25,561, Ley de Emergencia Pública y Reforma del Régimen Cambiario (the “Public Emergency Law”), the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires, the Professional Council of Economic Sciences of the City of Buenos Aires (the “CPCECABA”), reinstated inflation accounting in financial statements for the fiscal years or interim periods ended on or after March 31, 2002 in accordance with the Argentine professional accounting principles and provided that all recorded amounts restated by changes in the general purchasing power through August 31, 1995, as well as those arising between that date and December 31, 2001 are considered to be stated in currency as of December 31, 2001 (the stability period).

On July 16, 2002, the Argentine government issued Decree 1,269/02 repealing Decree 316/95, instructing the CNV, among others, to issue the necessary regulations concerning the preparation of financial statements prepared in constant currency. On July 25, 2002, under Resolution No. 415/02, the CNV reinstated the requirement to submit financial statements in constant currency. However, on March 25, 2003, the National Executive Power issued Decree No. 664/03 repealing the provisions related to the inflation adjustment established by Decree No. 1,269/02 and ordering the CNV, among others, to issue any applicable regulations to ensure that balance sheets or financial statements restated in constant currency are no longer accepted. Therefore, on April 8, 2003, Resolution No. 441/03 of the CNV set forth that from March 1, 2003, the restatement of financial statements in constant currency should be discontinued. On December 2, 2003, under Resolution CD No. 190/03 the CPCECABA discontinued the application of the restatement of financial statements in constant currency due to inflation as set forth in professional accounting principles as from October 1, 2003, since CPCECABA considered that the conditions related to the application of the restatement for inflation continued until September 30, 2003.

As required by Decree 316/95, our financial statements as of and for the fiscal years ended December 31, 2001, 2000 and 1999 were not restated to reflect changes in the Argentine wholesale price index published by the Instituto Nacional de Estadísticas y Censos, the Argentine Institute of Statistics and Census (“INDEC”) corresponding to periods between September 1995 and December 2001. However, for comparative purposes, figures presented in this Annual Report corresponding to our balance sheets as of December 31, 2001, 2000 and 1999 and statements of operations and cash flow data for the fiscal years ended December 31, 2001, 2000 and 1999 are restated for inflation from January 1, 2002 to February 28, 2003 of 122.2% based on the wholesale price index. See Note 2.3 to the Holding Annual Financial Statements.

New accounting principles applied

The application of the new standards in accordance with Resolution No. 434/03 of the CNV gave rise to changes in valuation and presentation criteria, which have been recorded by us and our jointly controlled company and related company, as summarized in Note 2.4 to the Holding Annual Financial Statements:

a)	Changes in valuation criteria

1.	Deferred tax

Until the year ended December 31, 2002, we determined our income tax expenses, in the event there was taxable income, by applying the current 35% tax rate on the taxable income as of year-end without considering the effect of temporary differences between net and taxable income.

TR No. 17 was effective for financial statements for all fiscal years beginning on or after January 1, 2003. TR No. 17 sets forth that income tax amounts should be booked by application of the deferred tax method, recognizing the effects of temporary differences. See Note 2.5.f) to the Holding Annual Financial Statements.

2.	Telefónica Argentina’s derivative financial instruments

TR No. 20 of the CPCECABA sets forth the specific valuation and disclosure criteria to be applied to derivative financial instruments and hedging transactions. According to this standard, hedging instruments must be disclosed in the financial statements as either assets or liabilities at their fair value as of the date of the measurement. The transition rule for the initial application sets forth that the difference between the previous measurement and that resulting from this new rule to determine the valuation of the instruments not designated as for hedging purposes, as well as those with no effective hedging coverage as defined in the resolution, should be charged to the balance of “Unappropriated retained earnings/accumulated losses” at the beginning of the fiscal year in which this standard applies for the first time. In accordance to the transition provisions of TR No. 20 of the CPCECABA, comparative figures have not been restated.

b)	Changes in presentation criteria

1.	Goodwill on investment in Companies

In accordance with TR No. 19, in the financial statements as of December 31, 2003 and 2002, we included the goodwill on our investment in Cointel, amounting to Ps.531 million and Ps.570 million, respectively, in the caption “Investments” and the goodwill depreciation for the years ended December 31, 2003, 2002 and 2001, amounting to Ps.39 million, Ps.39 million and Ps.41 million, respectively, is disclosed under the caption “Equity interests in Section 33 of Companies Law companies and related parties”.

2.	Proportionate consolidation (for local purposes)

TR No. 4 “Consolidation of financial statements”, modified by TR No. 19 requires that companies having “joint control” over investees present supplementary information of such companies following the proportional consolidation method. Therefore, since we have “joint control” over Cointel according to TR No. 5, modified by TR No. 19, for local purposes, we have consolidated (in proportion to our equity interest in Cointel), line by line, our balance sheets as of December 31, 2003 and 2002, and our statements of operations and cash flows for the years ended on December 31, 2003 and 2002, with the consolidated balance sheet, statements of operations and cash flows included in the consolidated financial statements of Cointel and its subsidiaries Telefónica Argentina and Telinver as of such dates.

OUR SELECTED UNCONSOLIDATED FINANCIAL INFORMATION(3)

	Fiscal Year Ended December 31,
	2003 (1)	2002 (2)	2001 (2)(3)		2000 (10)	1999 (10)
	(In million of pesos restated for inflation until February 28, 2003)
Argentine GAAP:
Operation Statements Data
Equity interests in Section 33 Companies Law companies and related parties (7)	98	(1,280)	(101)		(237)	46
Other income relating to equity interests in Section 33 Companies Law companies and related parties and fees for services provided, net	40	57	116		145	156
General and Administrative expenses	(2)	(4)	(9)		(35)	(55)
Special compensation plans for executive officers (4)	—	—	—		—	(2)
Unrecoverable VAT and other taxes	—	—	(1)		(6)	(7)
Depreciation of intangible assets and deferred charges	—	—	(1)		(99)	(95)
Gains (losses) from dispositions of ownership interests in related parties, net(4)	—	—	—		—	(145)
Other income and expenses, net	—	—	—		(6)	—
Financial income/(loss) on assets	—	(33)	68		41	7
Financial income/(loss) on liabilities	81	(791)	(80)		(258)	(198)
Net income related to the Contract	—	—	—		101	—
Income tax and tax on minimun presumed income	—	(9)	(67)		(59)	—
Net income/(loss) for the year	217	(2,060)	(75)		(413)	(292)
U.S. GAAP
Operation Statement Data:
Equity interests in related parties and subsidiaries (6)	390	(1,386)	(538)		(112)	34
Net income/(loss) (6)	456	(2,432)	(896	)(5)	(103)	(109)
Argentine GAAP:
BALANCE SHEET DATA:
Current assets	27	33	27	(10)	930	61
Ownership interests in related parties (8)	920	834	1,564	(10)	1,689	2,347
Intangible assets and deferred charges	—	—	610	(10)	730	1,509
Total assets	947	867	2,228	(10)	3,364	4,175
Short-term bank and other financial debt	1,731 (9)	1,854 (9)	34	(10)	1,152	141
Long-term bank and other financial debt	22	25	—	(10)	—	1,488
Total liabilities	1,759	1,884	1,125	(10)	1,350	1,757
Shareholders’ equity	(812)	(1,017)	1,103	(10)	2,014	2,418
Total liabilities and shareholders’ equity	947	867	2,228	(10)	3,364	4,175
U.S. GAAP
Balance Sheet Data:
Total shareholders’ equity (6)	(857)	(1,313)	1,172		942	1,040
Argentine GAAP:
Other Financial Data:
Cash dividends received from Telecommunications, Cable Television and Media Businesses		—	—		152	2

Total cash dividends received					152	2

(1)	We have supplementally provided a summary of our balance sheet and our results of operations data according to generally accepted accounting principles for the fiscal year ended December 31, 2003 after applying Resolution CD No. 190/03 of CPCECABA to present the effect of the variation in the wholesale price index for the period March through September 2003 below:

Balance Sheet:
Current assets	27
Non current assets (a)	858

Total assets	885

Current liabilities	1,737

Non current liabilities	22

Total liabilities	1,759

Shareholders’ Equity:
Capital Stock, Reserves and Unappropriated losses of prior years	(1,008)
Net income for the year (b)	134

Total Shareholders’ Equity	(874)

(a)	The effect of the application of the above mentioned resolution upon the ‘Company’s non current asset is mainly due to the ‘Company’s equity interest in Cointel
(b)	The effect of the application of the above mentioned resolution upon the Company’s net income for the period is mainly due to the Company’s equity interest in Cointel and financial gains and losses

(2)	The adjustments computed in the financial statements for the application of the new accounting principles effective in Argentina, which relate to the application of the deferred income tax method and related effects in the spun-off business and minority interest for the fiscal year ended December 31, 2001 are as follows:

Statement	of operations:

	December 31, 2002	December 31, 2001
Equity interests in Section 33 - Companies Law companies and related parties	17	(13)
Income tax	—	(67)

Net income/(loss) of the year	17	(80)

Shareholders’	Equity:

Increase / (decrease)	December 31, 2002	December 31, 2001
Balance at the beginning of the year	(17)	71
Effect of Telefónica’s spun-off businesses	—	(8)
Net income/(loss) of the year	17	(80)

Total	—	(17)

(3)	As a consequence of the disposal of our ownership interest in SHOSA and South Cable on December 15, 2000, balance sheet data as of December 31, 2001 and 2000 corresponds to our unconsolidated financial information. Additionally, income statement data for the fiscal year ended December 31, 2001 corresponds to our unconsolidated financial information. Income statement data for the fiscal years ended December 31, 2000 and 1999 corresponds to our results consolidated with SHOSA and South Cable operations through December 15, 2000, the date of the disposition of these companies.
(4)	See net income related to the Stock Exchange Agreement (as defined in Item 4: “Information on the Company – History and Development of the company”).
(5)	Our net loss under U.S. GAAP and total shareholders’ equity for the year ended and as of December 31, 2001 includes Ps.919.4 million (loss) corresponding to the estimated effect of the devaluation on our net payables in foreign currency, which includes Ps.349.3 million related to our net position of assets and liabilities in foreign currency and Ps.570.1 million, corresponding to the estimated effect of the devaluation on Cointel’s and Telefónica Argentina’s net payables in foreign currency as of December 31, 2001, calculated in proportion to our ownership interest in such companies.
(6)	Not adjusted for inflation.
(7)	In the years ended December 31, 2003, 2002 and 2001 includes Ps.39 million, Ps.39 million and Ps.41 million, respectively, corresponding to goodwill depreciation related to the investments in Cointel and Torneos y Competencias S.A. (“TyC”)
(8)	As of December 31, 2003 and 2002 includes Ps.531 million and Ps.570 million, respectively, corresponding to the goodwill on Cointel.
(9)	As of December 31, 2003 and 2002 includes Ps.1,730 million and Ps.1,853 million, respectively with Section 33 of Companies Law companies and related parties.
(10)	Figures do not reflect the effect of the accounting principles recently implemented by Argentine GAAP.

COINTEL SELECTED CONSOLIDATED FINANCIAL INFORMATION

	Twelve-Month Fiscal Year Ended December 31, 2003	Three-Month Fiscal Year Ended December 31, 2002	Unaudited Three-Month Period Ended December 31, 2001		Twelve-Month Fiscal Year Ended September 30, 2002		Twelve-Month Fiscal Year Ended September 30, 2001		Twelve-Month Fiscal Year Ended September 30, 2000 (8)		Twelve-Month Fiscal Year Ended September 30, 1999(8)
	(in million of pesos restated for inflation until February 28, 2003, except for per share amounts, share capital and operating information or as otherwise indicated)
OPERATIONS STATEMENT DATA:
Argentine GAAP
Net revenues	2,750	624	1,424		3,859		6,154		6,498		6,056
Cost of services provided(3)	(1,992)	(501)	(771)		(2,504)		(3,121)		(3,782)		(3,194)
Gross profit	758	123	653		1,355		3,033		2,716		2,862
Administrative expenses(3)	(353)	(101)	(154)		(492)		(629)		(496)		(517)
Selling expenses(3)	(163)	(69)	(385)		(757)		(918)		(459)		(602)
Depreciation of goodwill on investment in Telefónica Argentina	(23)	(6)	(6	)(10)	(23	)(10)	(23	)(10)	(31	)(10)	—
Subtotal	219	(53)	108		83		1,463		1,746		1,743
Gain/(loss) on equity investments	(3)	1	(9)		(8)		(4)		(9)		70
Other expenses, net	(71)	(51)	(52)		(154)		(249)		(329)		(292)
Financial income /(loss) on assets, net	(74)	45	15		(750)		(106)		206		82
Financial income /(loss) on liabilities, net	348	409	(106)		(3,320)		(479)		(500)		(453)
Unusual items	—	—	—		—		(15)		—		—
Income tax	—	—	(169)		(120)		(282)		(394)		(378)
Minority interest in subsidiaries	(142)	(101)	12		1,314		(269)		(360)		(477)
Net (loss)/income from continuing operations	277	250	(201)		(2,955)		59		360		295
Net income /(loss) of Telefónica Argentina’s spun-off businesses	—	—	—		—		(15)		(24)		15
Net income /(loss) for the year	277	250	(201)		(2,955)		44		336		310
Earnings (loss) per share	0.052	0.047	0.038		(0.557)		0.008		0.063		0.058
U.S. GAAP
Net income / (loss) (4)	703	471	(1,228)		(4,545)		86		125		155
Dividends attributable to preferred shareholders(4)	(2)	(1)	—		(2)		(3)		(3)		(2)
Increase in the carrying amount of preferred capital stock(4)	(1)	(1)	—		(10)		—		—		—
Earning/(loss) attributable to common shareholders (4)	700	469	(1,228)		(4,557)		83		122		153
Number of Common Shares	5,306,402,996	5,306,402,996	5,306,402,996		5,306,402,996		5,306,402,996		5,306,402,996		5,306,402,996
Earnings (loss) per share	0.132	0.088	(0.231)		(0.859)		0.016		0.023		0.029
BALANCE SHEET DATA
Argentine GAAP
Cash and current investments	355	399	153		353		71	(8)	858	(5)	481	(2)
Fixed assets	7,342	8,476	9,716		8,763		9,890	(8)	10,435		11,859	(2)
Intangible assets and deferred charges(9)	405	433	478		434		492	(8)	522		1,194	(2)
Net assets of spun-off businesses	—	—	—		—		—	(8)	1,454		—
Total assets	8,640	9,971	12,193		10,373		12,638	(8)	15,724		16,207	(2)(6)
Short-term bank and financial debt	3,283	3,687	2,683		4,073		2,929	(8)	3,579		1,760	(2)
Long-term bank and financial debt	2,553	3,902	2,712		4,253		2,776	(8)	3,443		5,330	(2)
Shareholders’ equity (Net Assets)	823	570	3,073		320		3,275	(8)	3,259		3,273
U.S. GAAP:
Total Assets(4)	4,490	5,137	5,557		5,377		5,978		8,328		7,388
Shareholders’ equity(4)	(1,953)	(2,656)	203		(3,126)		1,430		1,364		1,380
CASH FLOW DATA:
Argentine GAAP
Cash flows from continuing operating activities	1,485	251	419		862		1,475		1,656		1,984
Cash (used in) continuing investing activities	(143)	(36)	(209)		(308)		(926)		(950)		(838)
Cash (used in) provided by continuing financing activities	(1,386)	(169)	(128)		(272)		(1,382)		192		(611)
Spun-off assets	—	—	—		—		(145)		—		—
Cash flows provided by (used in) spun-off businesses	—	—	—		—		162		(492)		(305)
Increase (decrease) in cash and cash equivalents	(44)	46	82		282		(816)		407		230

(1)	A summary of Cointel’s consolidated balance sheet and consolidated results of operations data according to generally accepted accounting principles for the fiscal year ended December 31, 2003 after applying Resolution CD No.190/03 of CPCECABA to present the effect of the variation in the wholesale price index for the period March through September 2003 is provided below:

Twelve-Month Fiscal Year Ended December 31, 2003
Balance Sheet:
Current assets	747
Noncurrent assets	7,735

Total assets	8,482

Current liabilities	3,933
Noncurrent liabilities	2,905

Total liabilities	6,838

Minority interest in subsidiaries	924

Shareholders’ equity:

Capital Stock, reserves and Unappropriated losses of prior years	535
Net income (a)	185

Total Shareholders’ Equity	720

(a)	The effect on income arising from applying the above- mentioned resolution was principally reflected in the financial results.

(2)	Figures have not been restated to reflect the effect of the Reorganization Transactions. See Item 4: “Information on the Company—History and Development of the Company—Telefónica Argentina’s Reorganization”.
(3)	Includes depreciation and amortization.
(4)	Not adjusted for inflation.
(5)	Net of Ps.29 million, in pesos restated for inflation until February 28, 2003, corresponding to spun-off businesses.
(6)	Includes Ps.70 million reclassified from assets (net) to liabilities in the Consolidated Annual Financial Statements.
(7)	Less than 0.5 million.
(8)	Figures do not reflect the effect of the accounting principles recently implemented by Argentine GAAP.
(9)	Includes goodwill of Telefónica Argentina.
(10)	Does not include Ps.3 million, Ps.29 million, Ps.6 million and Ps.6 million as of December 31, 2001, September 30, 2002, 2001 and 2000, respectively, of a Goodwill of Telefónica Argentina that is classified in “Cost of services provided”.

Exchange Rate Information

The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rates for the purchase of U.S. dollars expressed in nominal pesos per U.S. dollar. On April 12, 2004, the peso/U.S. dollar exchange rate was Ps.2.81 to U.S.$1.00. The Federal Reserve Bank of New York does not report a noon buying rate for pesos.

Nominal Exchange Rates
	Exchange Rate
	High(1)	Low(2)	Average(3)	Period End
Year Ended December 31, 1999	1.00	1.00	1.00	1.00
Year Ended December 31, 2000	1.00	1.00	1.00	1.00
Year Ended December 31, 2001(4)	1.00	1.00	1.00	N/A
Year Ended December 31, 2002(4)	3.90	1.70	3.15	3.37
Year Ended December 31, 2003	3.35	2.76	2.95	2.93
Month Ended September 30, 2003	2.98	2.89	2.92	2.92
Month Ended October 31, 2003	2.91	2.84	2.86	2.87
Month Ended November 30, 2003	2.99	2.85	2.89	2.99
Month Ended December 31, 2003	2.98	2.93	2.96	2.93
Month Ended January 31, 2004	2.95	2.85	2.89	2.93
Month Ended February 29, 2004	2.96	2.92	2.93	2.92
Month Ended March 31, 2004	2.93	2.86	2.90	2.86
Period Ended April 12, 2004	2.85	2.80	2.83	2.81

(1)	The high rate shown was the highest month-end rate during the year or any shorter period, as noted.
(2)	The low rate shown was the lowest month-end rate during the year or any shorter period, as noted.
(3)	Average of the daily closing rate for year-end, month-end or period-end rates, as noted.
(4)	From December 24, 2001 through January 10, 2002, Banco Nación did not publish an official exchange rate due to governmental suspension of the exchange market.

Source: Banco Nación.

Fluctuations in the exchange rate between the peso and the U.S. dollar may affect the U.S. dollar equivalent of the peso price of our outstanding notes.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

The following discussion should be read together with the balance of this Annual Report, including the Holding Annual Financial Statements and Cointel Annual Financial Statements.

Risks Relating to the Economic Crisis in Argentina

Overview

We are an Argentine sociedad anónima (a corporation of limited liability) and substantially all of our operations and joint venture companies, customers and property are located in Argentina through our interest in the capital stock of Cointel and the indirect interest in Telefónica Argentina. Accordingly, Telefónica Argentina’s, Cointel’s and our financial condition and results of operations depend to a significant extent on the macroeconomic and political conditions of Argentina.

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

In April 1991, the Argentine government launched a plan aimed at controlling inflation and restructuring the economy, enacting Law No. 23,928, and its Regulatory Decree No. 529/91, known as the Convertibility Law. The Convertibility Law fixed the exchange rate at one peso per U.S. dollar and required that the Central Bank maintain reserves in gold and foreign currency at least equivalent to the monetary base. Following the enactment of the Convertibility Law, inflation declined steadily and the economy experienced growth through most of the period from 1991 to 1997. In the fourth quarter of 1998, however, the Argentine economy entered into a recession that caused the gross domestic product to decrease by 3.4% in 1999, 0.8% in 2000, 4.4% in 2001 and 10.9% in 2002.

Beginning in the second half of 2001, Argentina’s recession worsened significantly, precipitating the political and economic crisis described in greater detail below.

Beginning in December 2001, the Argentine government implemented a number of monetary and currency-exchange control measures that included restrictions on the free disposition of funds deposited with banks and tight restrictions on the transfer of funds abroad, with certain exceptions for transfers related to foreign trade and other authorized transactions, which were generally subject to prior approval by the Central Bank, most of which as of the date of this Annual Report are no longer applicable in connection with repayments made by us to foreign creditors. In December 2001, the Argentine government declared an official default on Argentina’s foreign debt payments. On January 7, 2002, the Argentine Congress enacted the Public Emergency Law, which introduced dramatic changes to Argentina’s economic model and amended the currency board that had pegged, statutorily, the peso at parity with the U.S. dollar since the enactment of the Convertibility Law in 1991. The Public Emergency Law empowered the Federal Executive Branch of Argentina to implement, among other things, additional monetary, financial and exchange measures to overcome the economic crisis, such as determining the rate at which the peso was to be exchanged into foreign currencies. Since January 1, 2002, the Argentine government has implemented measures, whether by decrees, Central Bank regulation or legislation passed by the Argentine Congress, attempting to address the effects of amending the Convertibility Law, recovering access to financing, reducing government spending, restoring liquidity to the financial system, reducing unemployment, and generally stimulating the economy.

As detailed below, the Argentine economy has experienced a severe recession and political and economic crisis, and the abandonment of the peso/U.S.dollar parity has led to significant devaluation of the peso against major international currencies. Argentine government actions concerning the economic policy, including with respect to inflation, interest rates, price controls, foreign exchange controls and taxes, have had and may continue to have a material adverse effect on private sector entities, including us and our joint venture companies. Although some economic indicators of the Argentine economy stabilized in 2003, we cannot provide any assurance that future economic, social and political developments in Argentina, over which we have no control, will not further impair us or our joint venture companies’ business, financial condition, or results of operations or impair our, Cointel’s or Telefónica Argentina’s ability to make payments of principal and/or interest on us, our joint venture companies’ or their outstanding indebtedness. The macroeconomic situation in Argentina and the actions taken by the Argentine government pursuant to the Public Emergency Law, which was extended until December 10, 2004, will continue to affect us and our joint venture companies.

The economic and political instability resulted in a severe recession in 2002, which has not been offset yet by the recovery that has begun in 2003.

By the second half of 1998, the Argentine economy entered into a recession that caused the real gross domestic product (“GDP”) to decrease by 3.4% in 1999. Following his election in October 1999, President Fernando De la Rúa was confronted with the challenges of dealing with Argentina’s enduring recession and obtaining political consensus on critical issues related to the economy, public sector spending, legal reforms and social programs. However, real GDP contracted by 0.8% in 2000 and by 4.4% in 2001. As the recession caused tax revenues to drop, the public sector relied increasingly on financing from local and, to a lesser extent, foreign banks, effectively foreclosing private sector companies from bank financing. As the public sector’s creditworthiness deteriorated, interest rates reached record highs, bringing the economy to a virtual standstill. The lack of confidence in the country’s economic future and its ability to sustain the peso’s parity with the U.S. dollar led to massive withdrawals of deposits and capital outflows.

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

During President Duhalde’s administration, there were undertaken a number of initiatives, including:

•	ratifying the suspension of payment of certain of Argentina’s sovereign debt declared by interim President Rodríguez Saá;

•	amending the Convertibility Law, with the resulting devaluation and volatility of the peso;

•	converting certain U.S. dollar-denominated loans from financial institutions into peso-denominated debts (“pesification”) at a one-to-one exchange rate plus an adjustment for variations in consumer prices (Coeficiente de Estabilización de Referencia, “CER”) or in salaries (Coeficiente de Variación Salarial, “CVS”) and U.S. dollar-denominated bank deposits into peso-denominated bank deposits at an exchange rate of Ps.1.40 per U.S.$1.00, as adjusted by CER;

•	converting most U.S. dollar-denominated obligations with non-financial institutions into peso-denominated obligations, at a one-to-one exchange rate, plus an adjustment by CER or CVS, as the case may be, plus an equitable adjustment, in certain cases;

•	restructuring the maturity and interest rates on bank deposits and maintaining restrictions on bank withdrawals;

•	enacting an amendment to the Central Bank’s charter to (1) allow it to print currency in excess of the amount of foreign reserves it holds, (2) make short-term advances to the federal government and (3) provide financial assistance to financial institutions with liquidity constraints or solvency problems;

•	converting public service tariffs, including those of telephone services, which had been established in U.S. dollars, into pesos at a one-to-one exchange rate;

•	freezing public service tariffs, including those of telephone services, and not permitting indexing of any kind;

•	authorizing the federal government to renegotiate public service tariffs on a case-by-case basis;

•	imposing restrictions on transfers of funds abroad subject to certain exceptions, most of which have been lifted; and

•	requiring the deposit into the Argentine financial system of foreign currency earned from exports, subject to certain exceptions.

Commercial and financial activities were virtually paralyzed in 2002, further aggravating the economic recession that precipitated the above-mentioned crisis.

The recession in 2002, including a 10.9% decrease in real GDP, high unemployment that preceded and that followed the devaluation of the peso and high inflation has led to a reduction of wages in real terms and of disposable income and has resulted in changes in consumer behavior across all class sectors of the Argentine population. Such effects have resulted and may continue to result in a decrease in the number of clients, the use of Telefónica Argentina’s services and the type of products and services demanded, with a possible corresponding reduction in Telefónica Argentina’s revenues. See “Factors related to Us—Telefónica Argentina’s revenues have been and may continue to be adversely affected by a decrease in the number of customers and usage of its services in the past two years”.

Néstor Kirchner became the president of Argentina on May 25, 2003. Some economic indicators of Argentina began to stabilize in 2003: (1) real GDP growth during 2003 was 8.7% (Source: INDEC), (2) inflation has also stabilized and (3) the peso has strengthened versus the U.S. dollar. As of December 31, 2003, the exchange rate was Ps.2.93 per U.S. dollar compared to Ps.3.37 per U.S. dollar as of December 31, 2002. Notwithstanding this stabilization, the Argentine economic and social situation has quickly deteriorated in the past, and may quickly deteriorate in the future, and we cannot assure you if, or when, the Argentine economy will begin a sustained growth.

The prolonged default on Argentina’s public debt and the tightening in the relationship between the international financial community and the Argentine government may impose difficulties on any attempts to solve the problem of Argentina’s outstanding debt.

Argentina’s ability to stimulate sustained economic growth, appease social unrest and repay its debt may depend on external financial assistance. Due to failure to meet fiscal deficit targets, including those for the fourth quarter of 2001, on December 5, 2001, the International Monetary Fund (“IMF”) suspended further disbursements. On December 23, 2001, interim President Rodríguez Saá declared the suspension of debt payments on approximately U.S.$65.4 billion of Argentina’s sovereign debt total of approximately U.S.$144.5 billion as of December 31, 2001. Consequently, the principal international rating agencies downgraded the rating of Argentina’s sovereign debt to default.

On January 24, 2003, the IMF approved an eight-month Stand-by Credit Facility for Argentina of approximately U.S.$3.0 billion that was designed to provide transitional financial support through the period ending August 31, 2003, which replaces Argentina’s prior arrangements with the IMF. In September 2003, after the expiration of this transitional agreement, a long-term agreement was executed for the 2003-2006 period which implied the refinancing of liabilities for U.S.$21.1 billion and the establishment of a series of quantitative and qualitative conditions to be met by the Argentine government, in principle for the 2003-2004 period, including the renegotiation of the public debt in default, the tax reform, the compensation to the financial system and the adjustment of utility rates, among others.

Under the agreement, the conditions are reviewed every three months. The first and second reviews were approved in January 2004 and March 2004, respectively. Nevertheless, the main points of disagreement are the little progress made by the government in connection with the public debt restructuring, the wide rejection of the possible conditions for the proposed exchange and fiscal effort initially disclosed in September 2003.

The Argentine government’s lack of resolution vis-à-vis the international financial community raises continuous doubts on the possibilities of obtaining long-term financing by the Argentine economy, both in the public and private sectors.

On March 17, 2004 a Decree was published in the Official Gazette that provided for the creation of a syndicate of commercial banks to act as dealer managers for the restructuring of the government securities, in accordance with the commitment recently made to the IMF. The members are Merrill Lynch, UBS Investment Bank and Barclays Capital for the international offering, and BBVA Banco Francés, Banco Galicia y Buenos Aires and Banco Nación for the domestic offering.

The Argentine financial system is gradually recovering, but depends on the reversion of the current negative operating margin of financial institutions and on the government’s compensation to prevent future collapses that would frustrate economic growth.

During the second half of 2001, a significant amount of deposits was withdrawn from financial institutions as a result of increasing political instability and uncertainty resulting in a run on the U.S. dollar reserves of local banks. To stop such run, on December 1, 2001, the De la Rúa administration restricted the amount of cash that account holders could withdraw from banks and introduced exchange controls restricting capital outflows. Although many of these restrictions, known as the “corralito”, are no longer in place, the Duhalde administration subsequently implemented a schedule, known as the “corralón”, which stated how and when money in savings and checking accounts and time deposits would become available, in an attempt to stop the continuing drain on bank reserves.

On February 4, 2002, pursuant to Emergency Decree No. 214/02, the Argentine government converted all foreign currency denominated bank deposits into peso-denominated bank deposits at the exchange rate of Ps.1.40 per U.S. dollar, plus an adjustment to CER plus an interest rate of 2%. The Argentine government also announced the conversion of most U.S. dollar-denominated debts with Argentine financial institutions into peso-denominated debts at a one-to-one exchange rate, to be adjusted pursuant to the CER. In March 2002, the Argentine government issued Decree No. 762/02 by which it replaced the CER, for certain debts, with the CVS.

Since January 2002, the Central Bank has been forced to grant substantial financial aid to most of the banks in the Argentine financial system. The corralito, the corralón and certain other measures, to a significant extent, shielded banks from a further massive withdrawal of deposits, but they also led to the paralysis of virtually all commercial and financial activities, diminished spending and greatly increased social unrest, exacerbating the already severe recession.

Through Decree 739/03 dated March 28, 2003 the Argentine government made an attempt to eliminate the corralón by giving depositors the option to be reimbursed pursuant to a schedule for their deposits which were originally denominated in U.S. dollars, at a Ps.1.40 per U.S.$1.00 exchange rate plus an adjustment to CER, and accrued interest, and to receive a 10-year U.S. dollar denominated bond to be issued by the Argentine government to cover the difference between the amount in pesos to be received by the depositors and the face amount of the original deposit made in U.S. dollars at the exchange rate applicable on April 1, 2003 which was Ps.2.96 per U.S. dollar.

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

The relative stability of the exchange rate and inflation in Argentina and higher confidence as compared to the 2001- 2002 period have allowed a gradual accumulation of deposits. However, interest rates have dropped for certain periods of time, even at negative levels in real terms, due to the high liquidity levels of financial institutions since there has been no increase in loans granted by these institutions. As a consequence, the risks related to the Argentine financial system are no longer due to liquidity problems, but are due to its solvency and profitability. If the relationship between the supply and the demand of credit remains weak, and due to problems of profitability, then probability of collapse of financial institutions (as a consequence of operating with negative margins during an extended period of time) would be high. Thus, the size of the Argentine financial market and the ability of private companies to obtain financing could be reduced.

Also, the pending compensation from the government to the financial system (for the asymmetric pesification of deposits and loans) and an increase in lending by the financial institutions to the private sector, both of which will improve the solvency and profitability of commercial banks, might be necessary in order to prevent future collapses of the local system that could hold back the current pace of recovery of the Argentine economy. Such a collapse and its effect on consumers would also have a material and adverse effect on Telefónica Argentina, including lower usage of its services and a higher level of delinquent and uncollectible accounts.

Notwithstanding the existence of high liquidity levels of financial institutions, we cannot assume that companies, like us, Telefónica Argentina and Cointel, with foreign currency denominated external indebtedness, will obtain sufficient funds to refinance their debt.

The devaluation of the Argentine peso, the pesification and freezing of Telefónica Argentina’s tariffs, and the macroeconomic conditions prevailing in Argentina, have had, and may continue to have, a material adverse effect on our, Cointel’s and Telefónica Argentina’s results of operations and financial condition.

The Argentine government’s economic policies and any future decrease in the value of the peso against the U.S. dollar could adversely affect our, Cointel and Telefónica Argentina’s financial condition and results of operations. The peso has been subject to large devaluations in the past and may be subject to significant fluctuations in the future.

The Public Emergency Law put an end to ten years of U.S. dollar-peso parity (Ps. 1.00 per U.S.$1.00) and authorized the Argentine government to set the exchange rate. After devaluing the peso, the Argentine government initially established a dual exchange rate of Ps.1.40 per U.S. dollar for certain transactions and a free-floating rate for all other transactions. This dual system was later eliminated in favor of a single free-floating exchange rate for all transactions. Since the devaluation of the peso, the peso has fluctuated significantly, causing the Central Bank to intervene in the market to support the value of the peso by selling U.S. dollars and, lately, by buying U.S. dollars. As of April 12, 2004, the exchange rate was Ps.2.81 per U.S. dollar; however, it reached Ps.3.90 per dollar as of June 25, 2002.

We cannot assure you that future polices to be adopted by the Argentine government will be able to control the value of the peso and therefore, the peso could be subject to significant fluctuations and depreciations in the future, which could materially and adversely affect our, Cointel’s and Telefónica Argentina’s financial conditions and results of operations. As most of the Argentine government’s financial liabilities are U.S. dollar-denominated, there has been an increase in the amount in pesos of the Argentine government’s total debt as a result of the devaluation. Peso-denominated tax revenues constitute the majority of its tax receipts and, due to inflation, tax revenues have increased in nominal terms, but have decreased in U.S. dollar terms due to devaluation. Therefore, the government’s ability to honor its foreign debt obligations has been materially and adversely affected by the devaluation of the peso.

Telefónica Argentina realizes substantially all of its revenues in Argentina in pesos and, as a result, the devaluation of the peso in 2002 and the pesification and freezing of Telefónica Argentina’s tariffs have had a material adverse effect on its and our earnings because our indebtedness is denominated in foreign currency and therefore the devaluation has significantly increased our debt in peso terms. In addition, some portion of our, Cointel’s and Telefónica Argentina’s consolidated expenses, including Telefónica Argentina’s capital expenditures, is also denominated in foreign currency. Furthermore, the devaluation of the peso has had a material adverse effect on our, Cointel’s and Telefónica Argentina’s financial condition, as our peso-denominated consolidated assets have depreciated accordingly against our largely foreign currency-denominated consolidated indebtedness. Any further depreciation of the peso against the U.S. dollar will correspondingly increase the amount of our, Cointel’s and Telefónica Argentina’s consolidated bank and financial debt in pesos, with further adverse effects on our results of operations and financial conditions. As of December 31, 2003, our bank and financial debt in foreign currency was the equivalent of U.S.$600 million.

Given the economic and political uncertainties in Argentina, it is impossible to predict whether, and to what extent, the value of the peso may further depreciate or appreciate against the U.S. dollar and how those uncertainties will affect our result of operations. Moreover, we cannot predict whether the Argentine government will further modify its monetary policy and, if so, what impact these changes could have on our, Telefónica Argentina’s and Cointel’s results of operations and financial condition.

The Argentine economy may experience significant inflation and a substantial part of Telefónica Argentina’s revenues is not currently subject to indexing.

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

There is considerable concern that if the Central Bank prints currency to finance public sector spending or assist financial institutions in distress, significant inflation could result. During 2002, the Argentine consumer price index increased 41% and the wholesale price index increased 118%. During 2003 the Argentine consumer price index increased by 3.7% and the wholesale price index increased by 2.0%. In the past, inflation materially undermined the Argentine economy and the Argentine government’s ability to create conditions that would permit growth. Although in 2003 there was a slowdown in the inflation indexes, we cannot assure you that this situation will remain the same.

Telefónica Argentina derives its revenues from monthly basic charges, measured service charges and other charges. Prior to the enactment of the Public Emergency Law, those revenues were linked to a rate per unit of usage expressed in U.S. dollars and Telefónica Argentina also had the right to adjust that rate semiannually in accordance with variations in the U.S. consumer price index. Currently, however, the Public Emergency Law provides that, in agreements executed by the federal government under public law regulations, including those related to public works and services, which include the telecommunications services offered by Telefónica Argentina, indexation clauses based on foreign currency price indices or any other indexation mechanism are annulled. In this regard, the law sets forth that the prices and rates resulting from such provisions be established in pesos at a rate of Ps.1.00 per U.S.$1.00. Any further inflation will result in further decreases in Telefónica Argentina’s revenues in real terms and will adversely affect Telefónica Argentina’s results of operations, provided that Telefónica Argentina’s tariffs do not keep pace with inflation. Telefónica Argentina is in the process of renegotiating its tariffs with the Argentine government, which began in early 2002. We cannot give you any assurance that the outcome of these negotiations will be favorable to Telefónica Argentina and therefore to us. The amount booked in fixed assets corresponding to Telefónica Argentina’s telecommunication business depends on the effect that the outcome of the Telefónica Argentina’s tariff renegotiation with the Argentine government may have on Telefónica Argentina ‘economic and financial equation and consequently on our and Cointel’s economic and financial equation. See “—Factors Related to Us—In January 2002, the Argentine government pesified and froze Telefónica Argentina’s tariffs and the current renegotiation of Telefónica Argentina’s tariffs may result in new tariffs that may have a material adverse impact on Telefónica Argentina’s future financial position. Telefónica Argentina may not have future results of operations sufficient to permit recoverability of its assets and, as a result, the value of its assets may be negatively affected”.

Moreover, any further inflation could result in further increases in Telefónica Argentina’s expenses, including capital expenditures. The current mismatch between the variables determining revenues and expenses has affected and may continue to affect materially Telefónica Argentina’s and Cointel’s results of operations and consequently our results of operations.

Future exchange controls may prevent the servicing of our or our joint venture companies’ foreign currency-denominated debt obligations.

Since early December 2001, the Argentine authorities implemented a number of monetary and currency exchange control measures that included restrictions on the withdrawal of funds deposited with banks and tight restrictions on transfers abroad. Most restrictions in connection with repayments to foreign creditors have been lifted. These regulations have been changing constantly since they were first promulgated and we cannot assure you that they will not be reinstated and, if they are, whether they will be made stricter than they were before

Factors Related to Us

The effects on us, Cointel and Telefónica Argentina of the macroeconomic situation in Argentina and of the changes to regulations mentioned elsewhere have given rise to conditions that raise substantial doubts to our, Cointel’s and Telefónica Argentina’s ability to remain as going concerns.

Holding Annual Financial Statements contain an uncertainty affecting our assumption that we, Cointel and Telefónica Argentina will remain as a going concern, regarding whether we, Cointel or Telefónica Argentina will be able to obtain sufficient refinancing or additional credit lines to be able to pay our and their current debt under the current and future macroeconomic situation of Argentina and Telefónica’s pending tariff renegotiation with the Argentine government.

Our auditors have noted in their Audit Report that the potential result of the issue listed above gives rise to substantial doubt about our, Cointel’s and Telefónica Argentina’s ability to continue as going concerns. Our financial statements as of December 31, 2003 and 2002 do not include any adjustments or reclassifications that might result from the outcome of this uncertainty.

We have significant short-term debt and cannot ensure that we will be able to timely obtain sufficient sources of cash flow, such as dividends from Cointel or other financial resources to repay or refinance such debt and continue as a going concern.

We are a holding company with significant short-term financial obligations but no significant liquid assets, with a dependency on dividends and distributions from our joint venture companies and on fees and income under the Telefónica Holding Advisory Agreement paid to us by Telefónica S.A., Sucursal Argentina (“TESA Arg.”). in cash, and with no assurance of other credit support or funding of our financial obligations; moreover, our access to assets of our joint venture companies to satisfy obligations is effectively subordinated to creditors of our joint venture companies.

We are a holding company with no significant assets other than (1) equity interests in Cointel and (2) the Telefónica Holding Advisory Agreement with TESA Arg. dated April 24, 1997, under which certain income (the “Telefónica Holding Income”) under the Telefónica Holding Advisory Agreement with TESA Arg. are received by us from TESA Arg. We do not have significant sources of cash revenues other than dividends and distributions paid on such interests and the Telefónica Holding Income. Our material financial obligations are mainly intercompany obligations. None of the joint venture companies and their subsidiaries and none of our stockholders have any obligation to pay amounts due from us to third parties or to make funds available therefore, whether in the form of loans, dividends or otherwise under the Agreement with TESA Arg.

Because we are a holding company, upon the liquidation or reorganization of any joint venture company, or any of their subsidiaries, our right to participate directly or indirectly, as the case may be, in any distribution of such a company’s assets (and thus the ability of the holders of outstanding debt securities issued by us pursuant to the terms of the Indenture dated February 24, 1997 among us and the Bank of New York (the “1997 Indenture Notes”) or other creditors to benefit indirectly from such distribution) is subject to the prior claims of creditors of such joint-venture company and its subsidiaries, including trade creditors. As of December 31, 2003, our financial debt (including indebtedness with related companies) was Ps.1,753 million (equivalent to U.S. $599 million), Ps.1,730 million of which involve TISA as creditor (primarily due to TISA’s having loaned to us the funds required to fund the repurchase of the 1997 Indenture Notes in February and March, 2001). See Item 7: “Major Shareholders and Related Party Transactions—Related Party Transactions”. In connection with such loan, we assumed certain commitments, mainly involving limitations on the sale of assets, limitations on liens of certain assets and limitations on us or any of our affiliates becoming a party to a merger or spin-off transaction, with certain exceptions. The loan provides for acceleration of principal and accrued interest: 1) upon our defaulting on any of the commitments assumed under the loan, 2) in the event of any change of control of us, 3) if we or our affiliates are unable to comply with our obligations, 4) upon changes in our main business activity, 5) if we or any of our affiliates lose the government licenses under which they operate their businesses, 6) if there are changes in our equity, economic and financial situation that due to their adverse nature may affect our ability to comply with the obligations assumed in the agreement and 7) if there are government imposed restrictions that may limit the ability to repay our debts.

In relation to the loans mentioned above, TISA has advised us that until September 20, 2004: (i) the effects of the Public Emergency Law and Currency Exchange System Reform implemented in Argentina by Decree No. 1,570/01, Law No. 25,561, as supplemented and amended, in force shall not be considered by the creditor as an event of default; and (ii) the creditor shall not consider that, until such date, an acceleration event has been verified under the agreements with TISA. Additionally, some of the loan agreements in effect include acceleration events in case certain judicial or extra-judicial proceedings are filed for amounts in excess of certain net equity percentages of us or relevant affiliate. We obtained a waiver in connection with those proceedings as of the date of issuance of the Holding Annual Financial Statements, covering at least the current terms of those loans. Our only significant source of cash revenues have been cash dividends paid to us by Cointel and the income under the Telefónica Holding Advisory Agreement. Dividends and distributions from Atco and ACISA are expected to be immaterial. Cointel paid to us cash dividends totaling Ps.1,045 million (in pesos restated for inflation until February 28, 2003) from January 1, 1996 through December 31, 2001, we did not receive any dividends during the fiscal years ended December 31, 2002 and 2003. Atco and ACISA have never paid dividends to us. Cointel’s ability to pay dividends while also meeting its debt service requirements similarly depends principally on Telefónica Argentina’s payment of dividends to its shareholders (including Cointel). The ability of Telefónica Argentina and Cointel to pay dividends will also depend on applicable laws and, under certain circumstances, restrictions contained in applicable agreements or debt instruments. Under Argentine law, dividends can only be paid out of retained earnings reflected in its annual audited financial statements. In addition, pursuant to the Companies Law, dividends cannot be paid until losses from prior fiscal years have been absorbed. The declaration and payment of dividends by companies require the affirmative vote of a majority of their respective directors and of their shareholders represented at a shareholders meeting.

The effect of the devaluation of the peso and the pesification and freezing of Telefónica Argentina’s rates has eliminated Cointel’s and Telefónica Argentina’s unappropriated retained earnings and the reserve for future dividends out of which cash dividends are distributed. By December 31, 2003, such losses exceeded the reserves in Cointel and Telefónica Argentina. As of the date of this Annual Report, Telefónica Argentina and Cointel are unable to distribute dividends until the unappropriated losses are absorbed. As a result of Telefónica Argentina’s and Cointel’s losses in 2002, such companies did not make dividend payments in 2002 and 2003 and they cannot make dividend payments in 2004 based on their financial statements ending December 31, 2003. Furthermore, we do not know when or if such companies will be able to distribute dividends thereafter. Apart from the restrictions of Argentine law mentioned above, there are currently no contractual restrictions on such companies’ ability to pay dividends. Under Argentine law, Telefónica Argentina and Cointel will be able to resume paying dividends when they have new gains after unappropriated or accumulated losses are absorbed. See “Factors Related to Us”.

We have remained current on the payment of interest on our debt by increasing our intercompany debt with our parent, TISA. TISA has assigned to us payments it received from Telefónica Argentina on intercompany debt Telefónica Argentina owed to it. We cannot assure you that TISA will continue to assign such payments to us in exchange for more intercompany debt between us and it or whether Telefónica Argentina will continue to be able to make payments on its intercompany loan to TISA.

As of December 31, 2003, our current assets in foreign currency were lower than our current liabilities in foreign currency in the amount of approximately U.S.$598 million (equivalent to Ps.1,734 million). Additionally, we are evaluating Cointel’s financing needs considering the Argentine economic situation and the current difficulties in accessing financing and will make our best efforts to provide Cointel with such financing, directly or indirectly, subject to our own fund availability, which depends on the evolution of the issues affecting our financial situation. See Notes 2.5.c) and 5.1.a) to Holding Annual Financial Statements.

However, due to the macroeconomic situation described in Note 4 to Holding Annual Financial Statements, as of the date of issuance of this Annual Report, third party credit lines are not available in amounts sufficient to enable us, together with internally generated funds, to meet our current debt obligations. Furthermore, it is not possible to determine whether this situation will evolve favorably in the short term.

On the other hand, Telefónica has advised us that, as of the date of issuance of this Annual Report on Form 20-F, it is still evaluating the Argentine macroeconomic context and analyzing financing alternatives for us, including the possibility of arranging a long-term refinancing of the current loans of its controlled company TISA with us and, if necessary, providing additional financing or not. Consequently, our ability to settle our short-term payables will depend on TISA’s continued refinancing of the loans granted to us, and the possibility of obtaining other financing from related or unrelated parties, which, to date, is not available in sufficient amounts. Should no financing alternatives be available for us or should we not succeed in obtaining refinancing, we would not have sufficient funds available to meet our current liabilities payable to local and foreign creditors.

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

As a result of the devaluation of the peso, we may fall within a dissolution event under Argentine corporate law

As of December 31, 2003, we had accumulated losses amounting to Ps.1,967 million and negative shareholders’ equity amounting to Ps.812 million. As a result of this situation we have met the condition for dissolution due to a loss of our capital stock as provided under Item 5 section 94 of Companies Law. However, Decree 1,269/02 dated July 16, 2002 has suspended the enforcement of such provision of the Companies Law until December 10, 2003, and Decree 1,293/03, dated December 23, 2003, suspended the enforcement of such provision until December 10, 2004. If after December 10, 2004, our shareholders’ equity continues to be negative at any fiscal year-end and our shareholders do not recapitalize, a dissolution event will occur under the Companies Law. We cannot assure you that, in the future, the Companies Law or any other law or regulation will not force us under these circumstances to effect mandatory dissolution. As of the date of issuance of this Annual Report, we cannot provide any assurance that, should such dissolution event occur, our shareholders would make additional capital contributions, or that we, consequently, would be able to continue our ordinary operations.

The interest of our affiliates, as our equity owners and creditors, may conflict with the interests of the holders of our notes.

Under Argentine law, the protections afforded to minority shareholders and the fiduciary duties of directors may, in some respects, be less than in the United States and certain other jurisdictions. Telefónica has advised us that it intends to maintain its current beneficial ownership of Cointel, Telefónica Argentina, Atco and ACISA and, therefore, to continue to participate in those companies and to determine the outcome of any action requiring the approval of their respective Shareholders. Additionally, Telefónica may advise us to sell and transfer our share equity interest in Atco and ACISA to an affiliate of Telefónica. Actions within the control of Telefónica and its affiliates include the election of the Boards of Directors of us, Cointel, Telefónica Argentina, Atco and ACISA (as well as for TISA and TIHBV, each a wholly-owned subsidiary of Telefónica that together own the 50% of Cointel’s voting capital stock not owned by us) and, subject to the requirements of Argentine laws, the payment of dividends by those companies. Telefónica Argentina’s day-to-day management and operations are the responsibility of Telefónica, as the Operator under the Management Contract. Affiliates of Telefónica are also involved in other investments and operations in the Argentine communications and media sector, some of which may involve or impact Cointel, Telefónica Argentina, Atco, ACISA or their respective subsidiaries.

The interest of Telefónica and TISA as our equity investors may conflict with the interests of the holders of our Notes. Moreover, TISA has made substantial extensions of credit to us and collectively represents our, Telefónica Argentina and Cointel’s largest creditor. As of December 31, 2003, we owed approximately U.S.$590 million in short-term debt to TISA. As of December 31, 2003 Cointel owed approximately U.S.$155 million in unconsolidated short-term intercompany loans with TISA, not including U.S.$170 million and Ps.32 million (including accrued interest) of its 8.85% and 10.375% Notes due 2004 held by TISA, respectively. TISA’s interests as our creditor and the creditor of Cointel may conflict with the interests of the holders of our notes. All of the intercompany loans made to us, Telefónica Argentina and Cointel are short-term in nature, and as a result, must be paid in full prior to the time we are required to make scheduled payments on our long-term third-party debt obligations.

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

Apart from requirements of Argentine law that dividends must be paid out of net earned liquid profits arising from approved financial statements, there are currently no contractual restrictions on our, Cointel’s and Telefónica Argentina’s ability to pay dividends. Under Argentine law we, Cointel and Telefónica Argentina will be able to resume paying dividends when we and them have new gains and to the extent we and they have not consumed our or their legal reserve to absorb accumulated losses. Telefónica and its subsidiaries, through us, may exercise its control over Cointel and Telefónica Argentina’s ability to pay dividends (subject to requirements of Argentine law) or to increase the amount or frequency of dividend payments in order to fund expenditures or distributions by us or for other purposes. As a result, Telefónica through us has the legal right and voting power to cause us, Cointel and Telefónica Argentina to pay cash dividends to its shareholders in amounts and at times that may not be in the interests of Telefónica Argentina’s, Cointel’s and our creditors.

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

Factors Related to the Telecommunications Business .

In January 2002, the Argentine government pesified and froze Telefónica Argentina’s tariffs and the current renegotiation of Telefónica Argentina’s tariffs may result in new tariffs that may have a material adverse impact on Telefónica Argentina’s future financial position. Telefónica Argentina may not have future results of operations sufficient to permit recoverability of its assets and, as a result the value of its assets may be negatively affected.

In January 2002, tariffs for basic telephone services and long-distance services which Telefónica Argentina charges its customers were converted to pesos from U.S. dollars and fixed at an exchange rate of Ps.1.00 per U.S.$1.00. Telefónica Argentina’s tariffs were also frozen, as indexation of any kind is not permitted under the Public Emergency Law. The Public Emergency Law also authorized the Argentine government to renegotiate its contracts related to public works and services. Telefónica Argentina is currently in negotiations with the Argentine government regarding the rates Telefónica Argentina may charge in the future. According to the Public Emergency Law, the government must consider the following factors when negotiating the new tariff regime:

•	the effect of these tariffs on the competitiveness of the general economy and in the distribution of income,

•	the quality of the services,

•	the investment plans when such issues are included in the pertinent agreements,

•	consumer protection and accessibility of the services,

•	the security of the systems, and

•	profitability of the company.

The outcome of the tariff renegotiation is uncertain and therefore we cannot assure you that Telefónica Argentina’s tariffs that result from the renegotiation will maintain their value in U.S. dollars or constant pesos over time to compensate for any past and future increases in inflation or increases in the Peso/U.S. dollar exchange rates. Inflation in terms of wholesale price index and consumer price index for 2002 and 2003, on an accumulated basis, was 122% and 46%, respectively, and devaluation during that time amounted to 193%. Pursuant to the process established for the renegotiations, Telefónica Argentina submitted both an interim request for a tariff increase and a comprehensive proposal regarding its tariff regime within the time period established. We do not know when the renegotiations will be concluded and whether they would be concluded in a manner that will not have a material adverse effect.

On January 23, 2003, the Argentine government issued Emergency Decree No. 120/03 which established that the Argentine government may provide for interim tariff increases or adjustments until the process of renegotiation of public service contracts and licenses required under the Public Emergency Law is completed. On January 29, 2003, the Argentine government issued Decree No. 146/03 which establishes a temporary tariff adjustment for the provision of energy and gas services. However, such measure has been judicially challenged and currently suspended by an injunction. Telefónica Argentina has requested the interim adjustment of its tariffs, but no decision has been reached on such issue. We cannot assure you that Telefónica Argentina will obtain the temporary adjustment of its tariffs, or even if it obtains it, we cannot assure you that such adjustment will not be judicially challenged.

Pursuant to Resolution 93/04 issued on February 16, 2004, the Secretary of Energy established energy service tariff adjustments applicable for small industries, medium-sized businesses, large industries and big commercial centers. These tariff increases are not applicable to family houses and small businesses. The tariff increases are from 15% up to 35% depending on the customer to whom the increase is applied. In addition, Decree 181/2004 established tariff adjustments for gas services applicable for industrial and heavy customers of 14% to 25%.

On July 3, 2003, through Decree No. 311/03, a Renegotiation and Analysis of Public Utility Agreements Commission was created, which is to be headed by the Minister of Economy and the Minister of Production, National Planning, Public Investment and Services. Such Commission will be in charge of the renegotiation of the tariffs through the Renegotiation of Public Works and Services Agreements Committee created by Decree No. 293/02.

On October 21, 2003 Law No. 25,790 became effective, extending the term for the renegotiation of the agreements for public works and utilities until December 31, 2004. The National Executive Power is responsible for submitting the proposals to the Argentine Congress, which will have to approve such proposals within 60 calendar days counted from its receipt. In the event such period expired without Congress having reached a decision, the proposal shall be deemed accepted. If the proposal is rejected, the National Executive Power shall resume the process of renegotiating the relevant agreements.

We have stated in Notes 2.5.c) and 5.1.a) to the Holding Annual Financial Statements that the relationship between variables determining revenues and expenses is currently mismatched as a result of the pesification and freezing of Telefónica Argentina’s tariffs in the context of a potentially inflationary economy and may continue to be mismatched depending upon the outcome of Telefónica Argentina’s pending tariff renegotiation with the Argentine government. Its tariff renegotiation proposal attempts to achieve the relationship between variables determining revenues and costs, i.e., the “economic and financial equation”, contemplated in the Transfer Contract. Consequently, whether the recorded amount in fixed assets corresponding to Telefónica Argentina’s telecommunications business totaling Ps. 2,376 million, amount considering the indirect equity interest in Telefónica Argentina, and of Cointel’s goodwill of Ps.161 million, amount considering the equity interest in Cointel, and our goodwill in Cointel of Ps.531 million, are fully recoverable, depends on the final effect that the outcome of the tariff renegotiation with the Argentine government may have on Telefónica Argentina’s economic and financial equation and, consequently, on Cointel’s and our economic and financial equation. Also, future negative economic developments may result in the adoption of further measures by the Argentine government, including changes to measures already adopted. We, Telefónica Argentina and Cointel cannot assure you what effect these developments and measures may have on the value of Telefónica Argentina’s assets or its economic and financial equation.

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

In addition, Decree No. 764/00 reduced, as of November 2000, the interconnection fee rates for the origin and destination of calls in local areas for those districts with more than 5,000 inhabitants or a telephone-set density above 15 telephones for every 100 inhabitants, for the remaining districts and in those areas included in the original license of independent operators, and for transit within local areas. A 3% semiannual “price cap” reduction was applied during the first two years after these rules and regulations became effective.

The price cap system as applied to Telefónica Argentina’s and other regulated industries may also be subject to renegotiation as provided by the Public Emergency Law, although no assurance can be given as to the results of any such renegotiation. Telefónica Argentina does not know when the Secretary of Communications may determine that effective competition exists in any particular area or in the case of any service, and therefore we cannot assure you that Telefónica Argentina will not be subject to further reductions of its tariffs.

Tariff reductions of differing scopes and magnitudes may continue for a number of years and may reduce revenues from basic and other services. While Telefónica Argentina intends to continue to strive to control operating costs and improve productivity, those efforts may not offset, in whole or in part, the decline in operating margins that may result from mandatory tariff reductions.

We are uncertain whether the evolution of the regulatory framework will adversely affect the viability or general competitiveness of Telefónica Argentina’s telecommunications business. Neither Telefónica Argentina nor we are in a position to control the nature, extent and timing of government action in this area. Future modifications of the regulatory framework may have a material adverse effect on Telefónica Argentina’s business, financial condition or results of operations and on us.

The deterioration of the Argentine economy and the pesification and freezing of Telefónica Argentina’s tariffs described above have made it difficult for us, Telefónica Argentina and Cointel to access the capital markets or obtain new third-party financing in amounts sufficient to enable us, Telefónica Argentina and Cointel, together with internally generated funds, to meet our and their short-term debt obligations. We, Telefónica Argentina and Cointel have a substantial amount of short term indebtedness, including debt owed to TISA, that raise substantial doubt regarding our and their ability to remain as going concerns.

In light of the combination of macroeconomic and regulatory developments that occurred in Argentina mainly during 2002, and the negative impact those events had on our, Telefónica Argentina’s and Cointel’s financial condition, we and they can not assure that we or they will be able to access the capital markets, and third-party financing sources, both domestically and internationally, in amounts sufficient to enable us or them to meet our or their short-term debt obligations. Furthermore, we and they are unable to determine whether the current macroeconomic environment in Argentina will worsen in the short-term and further harm our or their ability to meet our and their current and future debt obligations.

We have outstanding as of December 31, 2003 the following indebtedness:

•	U.S.$590 million in short-term intercompany loans with TISA (not including interest); and,

•	9.75% Notes due 2007 totaling U.S.$7.6 million.

Cointel has outstanding as of December 2003 the following unconsolidated indebtedness and preferred stock:

•	8.85% Notes due 2004 totaling U.S.$220 million (in March 2004 Cointel has cancelled U.S.$.14.1 million);

•	10.375% Notes due 2004 totaling Ps.175 million;

•	Ps.40 million (originally in U.S. dollars and pesified by the Public Emergency Law, plus adjustment with CER) in preferred capital stock and Ps.7 million in accumulated unpaid but not due preferred dividends;

•	U.S.$155 million in short-term intercompany loans with TISA, not including U.S.$170 million of Cointel’s 8.85% Series A Notes and Ps.32 million of Cointel’s 10.375% Series B Notes (including accrued interest), maturing 2004, held by TISA.

Telefónica Argentina and Telinver have outstanding as of December 31, 2003 the following short-term indebtedness:

•	U.S.$79 million of 11.875% Notes due November 2004 (in the First of quarter 2004 Telefónica Argentina purchased and cancelled U.S.$23 million);

•	banks and other financial institutions financing totaling the equivalent of U.S.$41 million; and

•	U.S.$538 million in intercompany loans owed to TISA due through August 2004.

Telefónica Argentina has outstanding as of December 31, 2003 the following long-term indebtedness:

•	9.875% Notes due 2006 totaling U.S.$71.4 million;

•	11.875% Notes due 2007 totaling U.S.$ 189.7 million;

•	9.125% Notes due 2008 totaling U.S.$125.6 million;

•	9.125% Notes due 2010 totaling U.S.$ 220 million;

•	8.85% Notes due 2011 totaling U.$.S 148.1 million;

•	10.375% Notes due 2011 totaling Ps. 0.1 million convertible into U.S. dollars in August 2004, and

•	banks and other financial institutions financing totaling the equivalent of U.S.$ 116 million

As of December 31, 2003, Telefónica Argentina had Ps.1,982 million (equivalent to U.S.$676 million) of short-term debt obligations, of which Ps.1,576 million (U.S.$538 million) was owed to TISA, a wholly owned subsidiary of Telefónica (our ultimate parent company).

Our, Cointel’s and Telefónica Argentina’s debt with TISA matures through September 2004, subject to TISA’s right to immediately accelerate such indebtedness if, among other things:

•	there are changes in Telefónica Argentina, Cointel or our equity, or Telefónica Argentina’s, Cointel’s and our economic and financial situation that, due to their adverse nature, may adversely affect our and their ability to comply with our and their obligations under the loan agreements, including our and their ability to pay interest, and

•	proceedings are commenced against us, Telefónica Argentina or Cointel which may result in an auction or attachment of an amount which is greater than a certain percentage of their shareholders’ equity.

TISA has advised us, Cointel and Telefónica Argentina in writing that it has waived these acceleration conditions until September 20, 2004 and will not accelerate its credits on the basis of the effects of the Public Emergency Law. Notwithstanding this waiver, TISA is under no obligation to continue rolling over its credits when they become due and it has the ability to assign its credits to third parties without our, Telefónica Argentina’s or Cointel’s consent. If TISA was not to continue to roll over such debt and no other financing is available with respect to third-party debt, we, Cointel and Telefónica Argentina would not have the ability to repay or refinance this short-term indebtedness at maturity.

Should no financing alternatives be available to us, Cointel and Telefónica Argentina or should we or they not succeed in obtaining refinancing, we and they would not have sufficient funds available to meet Telefónica Argentina’s, Cointel’s and our consolidated current financial liabilities payable to almost all foreign creditors and such noncurrent financial liabilities, including those disclosed as current on the balance sheet as of December 31, 2003, would turn into current liabilities if creditors claimed a default event. We cannot assure you as of the date of this Annual Report that we, Cointel and Telefónica Argentina will be successful in refinancing our liabilities and remain as a going concern.

Although we, Telefónica Argentina and Cointel will continue to make our best effort to obtain such financing, which to date has had favorable results evidenced by waivers granted from creditors, and the exchange of long-term debt and short-term refinancing, as of the date of issuance of this Annual Report it is not possible to assure what Telefónica Argentina’s result of future negotiations will be and, consequently, whether Telefónica Argentina, Cointel and we will be able to settle current liabilities in the normal course of business and maintain our normal operation. See “The effects on us, Cointel and Telefónica Argentina of the macroeconomic situation in Argentina and of changes to regulations mentioned elsewhere have given rise to conditions that raise substantial doubts as to our, Cointel’s and Telefónica Argentina’s ability to remain as a going concern”. See “The effects on us, Cointel and Telefónica Argentina of the macroeconomic situation in Argentina and of changes to regulations mentioned elsewhere have given rise to conditions that raise substantial doubts as to our, Cointel’s and Telefónica Argentina’s ability to remain as a going concern”.

We, Cointel and Telefónica Argentina may be forced to make a reduction of our, Cointel’s or Telefónica Argentina’s capital stock or dissolve if required by law and their shareholders do not contribute additional capital.

As of December 31, 2003, Telefónica Argentina accumulated losses amounting to Ps.3,145 million (in pesos restated for inflation until February 28, 2003). The effect of the devaluation of the peso and the pesification and freezing of Telefónica Argentina’s tariffs has eliminated its unappropriated retained earnings and its reserves for future dividends out of which dividends are distributed. By the end of the fiscal year ended December 31, 2003, such losses exceeded the reserves, including Telefónica Argentina’s reserves for its future dividends. In addition, as of December 31, 2003, we had accumulated loss. The loss eliminated our, Cointel’s and Telefónica Argentina’s unappropriated retained earnings and our, Cointel’s and Telefónica Argentina’s reserve for future dividends out of which dividends are distributed. By the end of the fiscal year ended December 31, 2003, Cointel’s and Telefónica Argentina’s losses exceeded the reserves, including Cointel’s and Telefónica Argentina’s reserves for future dividends.

If the losses exceed 50% of the capital stock plus reserves at any fiscal year end we, Cointel or Telefónica Argentina, as the case may be, would fall under the condition for mandatory capital stock reduction set forth in the Companies Law. However, Decree 1,269/02 and 1,293/03 have suspended the enforcement of such provision of the Companies Law until December 10, 2004. Also, if after December 10, 2004 our, Telefónica Argentina’s or Cointel’s shareholders’ equity becomes negative at any fiscal year-end and their shareholders do not recapitalize, a dissolution event will occur under the Companies Law. We cannot assure you that, in the future, the Companies Law or any other law or regulation will not force Cointel, Telefónica Argentina or us under these circumstances to effect mandatory capital reductions or to dissolve. As of the date of this Annual Report, we cannot provide any assurance that, should such dissolution event occur, our or their shareholders would make additional capital contributions, or that we, Cointel or Telefónica Argentina, consequently, would be able to continue our or their operations.

Telefónica Argentina’s revenues have been and may continue to be adversely affected by a decrease in the number of its customers and usage of its services in the past two years.

Telefónica Argentina’s revenues depend on its ability to retain customers. However, the recession in 2002, unemployment and underemployment, coupled with the rise of inflation in 2002, have led to a reduction of wages in real terms and a reduction of disposable income of all class sectors of the Argentine population, which resulted in a decrease in the number of customers that use Telefónica Argentina’s services and in a reduction of usage per telephone line. For example, since December 31, 2001, Telefónica Argentina’s lines in service were further reduced by approximately 152,000 lines with a decrease in the domestic long-distance service of approximately 2% and in the international long-distance service of approximately 37%. This reduction in lines in service and usage of Telefónica Argentina’s services had a consequent reduction in its revenues and cash inflows. In addition, we cannot assure you that further reductions in demand for its service will not take place, further negatively affecting its cash flow and revenues. Although Telefónica Argentina experienced a partial recovery in 2003 in terms of revenues and customers, we, Cointel and Telefónica Argentina cannot assume that this pace can be sustained in the future.

Telefónica Argentina’s license is revocable under certain circumstances, and revocation of the license would have a material and adverse effect on us, Cointel and Telefónica Argentina.

Telefónica Argentina is subject to a complex series of laws and regulations with respect to the telecommunications services it provides. Telefónica Argentina provides telecommunications services pursuant to a license that is subject to regulation by various regulatory bodies. Its dissolution and the declaration of its bankruptcy are events that may lead to a revocation of its license under the List of Conditions. Its dissolution will occur if its shareholders’ equity according to Argentine GAAP becomes negative for any future fiscal year end and the shareholders of Telefónica Argentina do not recapitalize. In addition, its License is revocable if Cointel ceases to own at least 51% of Telefónica Argentina’s common stock in Class A shares without regulatory approval.

Accordingly, if Cointel entered into reorganization proceedings due to its inability to pay its debts and such proceedings resulted in its ceasing to own at least 51% of Telefónica Argentina’s capital stock in Class A shares without regulatory approval, Telefónica Argentina’s license could be revoked.

Telefónica Argentina’s liquidity and subsequent dividend payments have also been historically relied upon by Cointel as its primary source of liquidity for them to meet their principal and interest payments on its outstanding debt. From January 1, 1994 through December 31, 2002, Telefónica Argentina paid to Cointel cash dividends aggregating U.S.$1,190 million. Due to accumulated losses attributable to the macroeconomic crisis in Argentina, Telefónica Argentina did not pay dividends last year, is not able to pay dividends in 2004 in respect of its 2003 and 2002 fiscal years and may not be able to pay dividends thereafter. Accordingly, Cointel’s primary source of liquidity has been eliminated. If Cointel were to default on its payment obligations, it is likely that Cointel would have to commence reorganization proceedings, thereby putting Telefónica Argentina’s license at risk. The revocation of Telefónica Argentina’s license, due to a change in its ownership interest or otherwise, would have an immediate and material adverse impact on Telefónica Argentina’s and our financial condition and results of operations.

Access to the Argentine telecommunications market is now fully deregulated and as a result competition could have a material adverse effect on Telefónica Argentina’s results of operations.

Since 1999, the Argentine government has issued a number of decrees liberalizing the access to the telecommunications market. As a result, a number of new operators have entered the market, including the southern region of Argentina, where Telefónica Argentina is the incumbent provider of telecommunications services. The new providers of local, domestic long-distance and international telephone services are now direct competitors of wireline basic telephone service providers. Although as a result of the liberalization Telefónica Argentina began to offer telephone services in the northern region of Argentina, Telecom Argentina S.A. (“Telecom”) is the incumbent provider of telecommunications services in the northern region. The operators of data transmission networks and other companies providing wireless services (including companies spun off from Telefónica Argentina), may be Telefónica Argentina’s indirect competitors to the extent those services may be substitutes for wireline telephony.

Since the liberalization of access to Telefónica Argentina’s market, competition has affected Telefónica Argentina’s results of operations as it has lost customers of its long distance service to Telecom Argentina and other smaller competitors and it has had to increase its efforts in order to retain existing customers, to win back the customers it had lost and to acquire new customers. Telefónica Argentina may experience, as a result of the current competitive environment, an additional loss of market share and additional competition in prices to competitors in the southern region of Argentina beyond that which has already taken place since October 1999. Telefónica Argentina may also experience a loss of market share in the future as a result of the ability of a caller to select a long-distance provider for each call, or if new data or internet providers enter the telecommunications market. In light of the range of regulatory, business and economic uncertainties, as discussed in these “Risk Factors” and elsewhere in this Annual Report, it is difficult for Telefónica Argentina to predict with meaningful precision and accuracy its future market share in relevant geographic areas and customer segments, the speed with which changes in its market share or prevailing prices for services may occur, or the effects of competition. Those effects could be material and adverse to our and Telefónica Argentina’s overall results of operations and financial condition.

Telefónica Argentina has a significant number of legal claims against it regarding obligations of its state-owned predecessor, Empresa Nacional de Telecomunicaciones (“ENTel”); if it were to have to satisfy those claims in full without the benefit of timely and sufficient indemnification, the obligation to do so would represent a significant liability.

As of December 31, 2003, the total amount of claims against Telefónica Argentina based upon ENTel’s alleged contractual and statutory obligations to former ENTel employees (including accrued interest and legal expenses) was approximately Ps.91 million. Court decisions have followed the precedent set by the Supreme Court of Argentina in the area of joint and several liability in labor matters, under which it upheld the provisions of the Work Contract Law No. 20,744, as amended, and declared a decree derogating portions of that law unconstitutional. In the Transfer Contract, under which ENTel was privatized by selling 60% of its common stock to Cointel, ENTel agreed to indemnify Telefónica Argentina with respect to such claims. Also, the Argentine government has assumed joint and several liability with ENTel for such indemnity obligations and has authorized Telefónica Argentina to debit an account of the Argentine government at Banco Nación for any related amount payable by it with respect to such indemnification. Telefónica Argentina believes that the Argentine government’s indemnification obligations should protect it from any material economic consequences of the employees’ claims. Under Debt Consolidation Law No. 23,982, ENTel and the Argentine government may discharge their indemnity obligations through the issuance of debt instruments such as negotiable 16-year bearer bonds. Telefónica Argentina has not created any reserve for such claims.

As of December 31, 2003, Telefónica Argentina had paid Ps.6.8 million in cash for a number of claims. Telefónica Argentina filed a claim against ENTel on December 16, 1999 seeking indemnification and reimbursement in connection with these payments in satisfaction of the labor claims. Its case has been argued in court; however, no ruling has been issued. If Telefónica Argentina loses a material portion of the current claims and the Argentine government fails to reimburse Telefónica Argentina timely and sufficiently for the claims, our and Telefónica Argentina’s results of operations may be adversely affected.

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

As of December 31, 2003, approximately 75% of Telefónica Argentina’s employees were union members. Unlike its state-owned predecessor, Telefónica Argentina has not experienced a work stoppage that has had a material effect on its operations. Telefónica Argentina has reached agreements with the unions over the terms of new collective bargaining agreements. Although its relations with unions are currently stable and constructive, in recent years general labor unrest and related strikes in Argentina have increased in frequency. Strikes or other types of conflict with the unions or unionized personnel may have a material adverse effect on its ability to maintain ordinary service levels or otherwise operate its business in the manner that customers expect. In those circumstances, Telefónica Argentina might face an immediate loss of revenue. Damage to its reputation might also result, with a potential longer-term negative effect on revenues.

In addition, while maintaining frozen tariffs, the Argentine government forced private sector companies to increase salaries of unionized employees, as it did in 2002 and 2003, resulting in an increase of Telefónica Argentina’s expenses and a negative impact on its operating income. Telefónica Argentina was required to increase salaries for unionized workers on an average of Ps.100 per month per employee in 2002, and up to an additional Ps. 100 per month per employee through 2003.

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

A. History and Development of the Company

We were incorporated in Argentina as a sociedad anónima on March 5, 1976, under the name SAFEX Sociedad Anónima, and were registered on October 25, 1976 in the Public Registry of Commerce. We changed our name to Citicorp Venture Capital S.A. and later to Citicorp Equity Investments S.A. and CEI Citicorp Holdings Sociedad Anónima. We adopted our current name, Telefónica Holding de Argentina S.A., pursuant to a resolution of a shareholders’ meeting held on January 18, 2001, and the name change became effective on April 18, 2001. The term of the life of Holding is 99 years as from October 25, 1976.

Cointel was organized in Argentina as a sociedad anónima on October 1, 1990, for a period of 99 years, registered under the name Compañía de Inversiones en Telecomunicaciones S.A., by a consortium of Argentine and international investors to acquire a controlling interest in the capital stock of Telefónica Argentina as a first step in Argentina’s privatization of its wire line public telecommunications services and basic telephone services.

Telefónica Argentina was organized in Argentina as a sociedad anónima on April 23, 1990, under the name Sociedad Licenciataria Sur S.A. for a term of 99 years. Its present name was registered on December 3, 1990.

Our principal executive and registered office is located at Avenida Ingeniero Huergo 723 (C1107AOH) Buenos Aires, Argentina, and our telephone number is (54-11) 4332-2066, e-mail: invest@telefonica.com.ar, www.telefonica.com.ar.

Stock Exchange Agreement Transactions

On December 31, 1999, our then shareholders and Telefónica had entered into a Framework Agreement contemplating the sale of up to all of our common shares to Telefónica, subject to the execution of the final documentation.

On April 11, 2000, several affiliates of Hicks, Muse, Tate & Furst, Incorporated (“Hicks Muse”), including HMTF-Argentine Media Investments Ltd. (“HMTF”), República Holdings Ltd. (“República Holdings”) and International Investments Union Ltd. (“IIU” and together with HMTF, República Holdings and such other affiliates, the “HMTF Affiliates”) and International Equity Investments, Inc., a subsidiary of Citibank, N.A. (“IEI” and, together with the HMTF Affiliates, the “Participating Shareholders”) entered into a Stock Exchange Agreement (the “Stock Exchange Agreement” as used in certain tabular presentations of financial information in this Annual Report) and certain related agreements with Telefónica, a company organized under the laws of the Kingdom of Spain, relating to the sale of up to all of our ordinary shares to Telefónica. The Participating Shareholders owned as of April 11, 2000 approximately 91% of our capital stock. HMTF, República Holdings and IIU transferred to AMI TESA Holdings, Ltd. (“ATH”), an exempt limited company organized and existing under the laws of the Cayman Islands and an affiliate of Hicks Muse, Class A ordinary shares of our (“Class A Shares”) and Class B ordinary shares of our (“Class B Shares”) representing approximately 67.7% of our capital stock and approximately 69.3% of our voting power. IEI at the time controlled approximately 23.0% of our capital stock, and approximately 23.2% of Holding’s voting power. See Item 7: “Major Shareholders and Related Party Transactions—Significant Changes in Ownership”.

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

(i)	On December 15, 2000, SHOSA redeemed the irrevocable capital contributions in it made by us, including: (a) SHOSA’s 26.8% ownership interest in Atco, (b) SHOSA’s 26.8% ownership interest in ACISA, (c) SHOSA’s 20% ownership interest in TyC, (d) SHOSA’s 60% ownership interest in South Cable, including irrevocable capital contributions, and (e) Ps.97.4 million in cash.

(ii)	On December 15, 2000, we transferred to ACH its ownership interest in SHOSA, the then current principal asset of which was its ownership interest in Cablevisión, representing 35.86% of the capital stock of such company. The SHOSA purchase price was U.S.$395.3 million in the form of the ACH Promissory Note.

(iii)	On December 15, 2000, we sold to ACH its 100% ownership interest in South Cable for U.S.$123.8 million in cash. The principal assets of South Cable were the senior and subordinated loans to Cablevisión extended in December 1998, and maturing in January 2003, which we and SHOSA earlier had contributed to South Cable.

(iv)	On December 15, 2000, we entered into an agreement with AMI Cable Holdings Ltd., a limited partnership organized and existing under the laws of the Cayman Islands (“AMICH”), under which we transferred to AMICH: (a) its 100% ownership interest in Forestal Norteña, (b) the right to collect from the Clarín Group shareholders and Clarín Group the balance of U.S.$18.6 million plus related interest, derived from the disposition of the our indirect ownership interests in Compañía de Inversiones en Cable S.A. (“Coinca”) and Invercab S.A. in September 1997, (c) the rights and obligations under the agreement between IATE S.A. (“IATE”), us and other parties and (d) other minor receivables. The total transfer price was U.S.$39.1 million in cash.

(v)	In December 2000, we entered into an option contract to sell to ACH Holding’s ownership interest in TyC for an effective sale price of U.S.$80.0 million. The option was exercised in May 2001, whereupon we transferred to ACH its ownership interest in TyC and assigned to ACH Holding’s rights and obligations under the TyC shareholders’ agreement.

(vi)	We paid off all of its financial liabilities other than certain obligations assumed by Telefónica under the Stock Exchange Agreement and the outstanding 1997 Indenture Notes. The most significant liabilities that have been satisfied include: (i) the indebtedness under the U.S.$169.2 million Term Loan Agreement dated November 4, 1999 (the “Company Term Loan”), (ii) the indebtedness under the U.S.$30 million SHOSA Term Loan Agreement dated November 4, 1999 (the “SHOSA Term Loan”) assumed by us and (iii) the outstanding indebtedness under the U.S.$70.8 million Financial Trust Notes guaranteed by us (the “Financial Trust Notes” and, together with us Term Loan and the SHOSA Term Loan, the “1999 Term Loan Agreements”), (iv) a loan agreement with Chase for U.S.$40 million, dated November 28, 2000, which was used to repay the Class C Notes issued under a U.S.$400 million note program and (v) the repayment of certain derivative contracts.

(vii)	The Participating Shareholders requested that our Board of Directors call a special shareholders’ meeting to propose the delisting of our shares from the Buenos Aires Stock Exchange.

(viii)	We called a meeting of holders of Series A Notes, Series B Notes and Series C Notes (collectively the “Notes”) to obtain an authorization to perform a voluntary capital reduction. See “Voluntary Capital Reduction”. On August 17, 2000, the holders of the Notes granted such authorization on condition that a majority of holders of each of such series authorized any such capital reduction and the indenture under which such series of notes were issued be amended to provide that, upon a transfer of our shares to Telefónica, a “change of control” under such indenture be deemed to have occurred, obligating us, to repurchase such notes at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest to the repurchase date. Upon the transfer of our shares to Telefónica on December 15, 2000, we granted to the note holders the right to request us to repurchase their notes. We offered to repurchase the Notes at the above mentioned purchase price.

Additionally, on October 12, 2001, Our Board of Directors decided to make a tender offer of the Series A and B Notes. As a consequence of the repurchases, we had redeemed approximately 97% of such negotiable obligations for a face value of Ps.485.5 million (historical amounts).

Significant Changes in Ownership

The following table sets forth certain information regarding ownership of our capital stock as of December 31, 2003:

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

On April 11, 2000, certain of our shareholders as of such date and Telefónica entered into a Stock Exchange Agreement, whereby, after certain conditions precedent were met, on December 15, 2000, such shareholders transferred to Telefónica 80.9% of our capital stock, representing 84.7% of our total votes in exchange for Telefónica common shares issued. On June 29, 2001, Telefónica informed us that, on May 8, 2001, it transferred to TISA, Telefónica’s wholly owned subsidiary, all of Telefónica’s 80.9% equity interest in us. Additionally, as a result of several transactions described in Item 7: “Major Shareholders and Related Party Transactions—Voluntary Capital Reduction”, TISA’s equity interest in us, increased from 80.9% to 99.96%.

On June 29, 2001, Telefónica informed us that on May 8, 2001, it transferred to TISA. Telefónica’s wholly owned subsidiary, all of Telefónica’s 80.9% equity interest on us. As a result of the transactions described below, TISA’s ownership interest on us increased from 80.9% to 99.96%. Our current ownership reflects substantial consummation of the transactions contemplated by the Stock Exchange Agreement, including a change of control of us from the Participating Shareholders to Telefónica. On December 15, 2000, pursuant to the Stock Exchange Agreement, ATH and IEI transferred to Telefónica 80.9% of our capital stock, representing 84.7% of Holding’s total votes, in exchange for Telefónica common shares issued by Telefónica. See Item 4: “Information on the Company—History and Development of the Company”. Pursuant to the Stock Exchange Agreement, the HMTF Affiliates made the following transfers of our shares: (i) on May 2, 2000, HMTF contributed to ATH its ownership interest in us, which, as of that date represented 40.4% of the capital stock and 47.4% of our voting power and (ii) on April 25, 2000, República Holdings and IIU contributed to ATH an amount of our Class B shares which represents 27.3% of the capital stock and 21.9% of the voting power of Holding. On the same date, the shares contributed by República Holdings and IIU were transferred to Citibank, pursuant to an escrow agreement.

Voluntary Capital Reduction

On January 18, 2001, our General and Special Shareholders’ Meeting approved (subject to the authorization of the Buenos Aires Stock Exchange) a voluntary capital stock reduction proposed by our Board of Directors at their meetings held on December 15, 2000, and January 10, 2001, through the redemption of 95,270,640 Class “B” shares of Holding. In consideration for the number of shares delivered, the shareholders present in the redemption would receive a proportional interest in the ACH Promissory Note (as defined below). The redemption technical accounting value would amount to about U.S.$4.15 per share plus interest accrued on the face value of the ACH Promissory Note calculated from December 15, 2000, through the day immediately preceding the beginning date of the exercise share redemption period, December 11, 2001 (the “Cutoff Date”), divided by the maximum number of shares to be repurchased, in this case, 95,270,640 shares. Additionally our General and Special Shareholders’ Meeting delegated in our Board of

Directors the calculation of the final technical accounting value per share as of the Cutoff Date under a formula approved by such Shareholders’ Meeting. Our voluntary capital stock reduction was subject to the approval by the BCBA, as a condition precedent, and therefore would not be effective until such approval was obtained. On July 20, 2001, the CNV advised to us that, in order to continue the process of the voluntary capital stock reduction, we would have to obtain a new consent from the note holders, which was obtained on November 12, 2001.

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

As of the date of issuance of this Annual Report, and according to the provisions of Decree N° 677/01 and general resolutions issued by the CNV in connection with such decree, we are evaluating the alternatives to carry out the withdrawal of our shares from the public offering regime and the delisting thereof from the BCBA.

On April 5, 2001, we filed an application with the Buenos Aires Stock Exchange for preliminary authorization of the delisting of our shares. However, prior to the conclusion of such procedure, on July 9, 2002, TISA initiated the related procedure with the CNV in order to make the acquisition statement of our capital stock owned by third parties, according to the provisions of Decree No. 677/01 and general resolutions issued in connection with such decree. In view of a court action filed by a minority shareholder alleging the unconstitutionality of the residual participation acquisition regime, the National First Instance Court in Commercial Matters No. 26 of the City of Buenos Aires decided to declare the suspension of the proceedings, and ordered the inapplicability of the referred decree to the prosecuting minority shareholder until the case is finally adjudged. We had answered the court action and requested its dismissal, claiming that the prerequisites for filing the action and declaring the unconstitutionality of Decree No. 677/01 have not been met. TISA, in turn, has answered the court action in the same way. The Court has not considered it answered, since the letter requisitorial has not been returned. Finally, on March 2004, the Court mentioned above declared the unconstitutionality of articles No. 29 and 30 of Decree 677/01, so the delisting process is now discontinued. We and TISA did not appeal the Court’s decision. However, we cannot assure whether we or TISAwill try to acquire the residual capital stock owned by third parties

Privatization of Argentina’s Telecommunications System.

Prior to November 8, 1990 (the “Transfer Date”), Argentina’s telecommunications system was operated principally by ENTel, an enterprise wholly owned by the Argentine government. Pursuant to State Reform Law No. 23,696 and a series of decrees regarding the privatization of ENTel, the Argentine government:

•	divided the ENTel telecommunications network into the southern half of Argentina, including most of the Province of Buenos Aires and more than half of the City of Buenos Aires (the “Southern Region”), and the balance of Argentina (the “Northern Region”);

•	granted licenses to provide basic telephone services in the Southern Region to Telefónica Argentina and in the Northern Region to Telecom;

•	granted licenses to provide telex, data transmission and other non-basic, international telephone services to Telecomunicaciones Internacionales de Argentina Telintar S.A. (“Telintar”) and Startel S.A. (companies 50%-owned by Telefónica Argentina and 50%-owned by Telecom); and

•	caused ENTel to transfer substantially all of its assets, contracts and personnel to Telefónica Argentina, Telecom, Telintar and Startel S.A.

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

As of the date of this Annual Report, Cointel owns a 64.83% interest in Telefónica Argentina. Telefónica beneficially owns 98% of the capital stock of Telefónica Argentina.

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

Deregulation of Argentina’s Telecommunications Sector.

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

Deregulation also influenced the organization of Telefónica Argentina’s then existing subsidiaries and the services that Telefónica Argentina provided directly and indirectly. Until April 1999, international services had been provided by Telintar, a company previously owned jointly by Telefónica Argentina and Telecom. The Argentine government provided in Decree No. 264/98 that in order to ensure effective competition at the end of the period of transition to competition in the provision of basic telephone services, Telefónica Argentina and Telecom would not be able to jointly own businesses. Therefore, Telintar was dissolved, and the assets and liabilities related to Telintar’s business were spun off into two companies, effective May 1, 1999. One successor to Telintar’s operations, Telefónica Larga Distancia de Argentina S.A. (“TLDA”), was merged into Telefónica Argentina effective October 1, 1999. Telecom owned the other successor, Telecom Internacional S.A., which merged into Telecom effective October 1, 1999. By virtue of these mergers, both Telefónica Argentina and Telecom now hold licenses to provide international long-distance services, as do other new licensees that have been granted licenses as the telecommunications sector was opened to competition. See “—Business Overview—Competition”.

Prior to increased competition in basic telephone services, Telefónica Argentina and its subsidiaries had provided cellular services (including personal communications services, or “PCS”) in an environment of limited competition. In contrast, data transmission and internet services were subject to full competition during that time. As discussed below under “—Telefónica Argentina’s Reorganization”, Telefónica Argentina no longer provides the cellular, PCS, international data transmission and consulting services that are rendered by Telefónica Comunicaciones Personales S.A. (“Telefónica Comunicaciones Personales”), Telefónica Data Argentina S.A. (“Telefónica Data”, formerly Advance Telecomunicaciones S.A.) and TYSSA Telecomunicaciones y Sistemas S.A. (“TYSSA”) the latter of which was merged into Telefónica Data as of June 30, 2003.

Telefónica Equity Exchange Offers

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

Telefónica Argentina’s Reorganization.

Telefónica, which through its subsidiaries is our, Cointel’s and Telefónica Argentina’s controlling shareholder, has completed a reorganization of its global businesses along business lines. In the context of Telefónica’s global reorganization plan, Telefónica Argentina’s board of directors decided on January 30, 2001 to effect a reorganization of the businesses of Telefónica Argentina’s subsidiaries (the “Reorganization Transactions”). The reorganization of those businesses through certain spin-offs and consolidations were implemented through a procedure under Argentine corporate law called escisión-fusión, or spin-off/merger.

On January 25, 2001, Telefónica made capital contributions of Telefónica Argentina’s shares to its controlled subsidiaries to effect the Reorganization Transactions:

Recipient Subsidiary	Capital Contribution by Telefónica
Telefónica Móviles	323,050,945 Class B Shares (including 24,920,528 ADSs)

Telefónica DataCorp	63,524,218 Class B Shares (including 5,096,971 ADSs)

TISA	561,133,517 Class B Shares (including 45,023,478 ADSs)

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

Telefónica Argentina’s shareholder approval of these transactions was obtained at the special shareholders meeting of March 30, 2001, and, upon registration of these transactions in the Public Registry of Commerce, these transactions became effective on February 1, 2001.

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

Minority Shareholders that owned ADSs representing ten Class B shares each were able to select whether to receive new ADSs and shares in the same proportions listed above for each ADS timely made available to Citibank N.A., as Depositary. In order to exercise their option to receive such shares, ADS holders were required to designate a custodian account with Caja de Valores S.A. (“Caja de Valores”) to receive such new shares. ADS holders that did not exercise their option to receive Móviles Argentina and Telefónica Data shares in due time were granted the opportunity to instruct the Depositary to deliver the Móviles Argentina and Telefónica Data shares to a custodian account with Caja de Valores, received new ADSs and upon the Móviles Argentina and Telefónica Data shares being sold in the market, received a pro rata share of the net proceeds raised by the sale of the Telefónica Data and Móviles Argentina shares and a fractional share of the new ADSs and the Telefónica Data and Móviles Argentina shares.

As a consequence of the Reorganization Transactions, Cointel did not receive shares of the companies into which the spun-off businesses were merged. Consequently, as from the effective reorganization date (February 1, 2001), Cointel equity interest in Telefónica Argentina’s Class A and B shares was increased from 51.0% to 62.5% and from 1.9% to 2.3%, respectively.

In splitting up Telefónica Argentina’s business units, Telefónica Argentina remains primarily a wire line provider of local, domestic long-distance and international telecommunications services, as well as internet service and directory publishing. Telefónica Argentina continues to be owned by Telefónica indirectly through us, TISA and TIHBV, and no longer has an equity interest in or control over TYSSA (currently merged into Telefónica Data), Telefónica Comunicaciones Personales or Telefónica Data. Telefónica indirectly controls the spun off entities, Móviles Argentina and Telefónica Data, through Telefónica Móviles and Telefónica DataCorp.

B. Business Overview

Telecommunications Business

We conduct the Telecommunications Business through our direct 50.0% joint venture interest in Cointel, which as majority shareholder controls Telefónica Argentina. Telefónica Argentina is the largest communications company in Argentina based on historical net revenues. Cointel owns 64.83% of Telefónica Argentina’s capital stock. TISA and TIHBV own the remaining 50.0% of Cointel.

The only significant income we currently receive is due to the Telefónica Holding Advisory Agreement. Fees under the financial advisory and services agreement with TESA Arg. (net of turnover tax) amounted to Ps.40 million for the fiscal year ended December 31, 2003.

Telefónica Argentina is a licensed supplier of telecommunication services in Argentina.

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

As of December 31, 2003, Telefónica Argentina’s telephone system had approximately 4.2 million lines in service, or approximately 24.4 lines in service per 100 inhabitants of the Southern Region. Telefónica Argentina’s consolidated assets were approximately Ps.8,313 million (in pesos restated for inflation until February 28, 2003) and its consolidated net sales revenues were approximately Ps.2,750 million (in pesos restated for inflation until February 28, 2003) for the fiscal year ended on December 31, 2003. Based on historical net revenues, Telefónica Argentina is one of the largest companies in Argentina. See below “—Revenues”.

Telefónica Argentina’s telephone network includes installed telephones and switchboards, a network of access lines connecting customers to exchanges, trunk lines connecting exchanges and long-distance transmission equipment.

The following table provides, as of each indicated year, certain basic information relating to the development of Telefónica Argentina domestic telephone system as of the dates indicated.

	December 31,			September 30,
	2003	2002	2001	2001	2000
Lines installed (1)	4,570,739	4,561,447	4,555,122	4,535,112	4,389,094
Lines in service(1)(2)	4,168,825	4,182,277	4,321,020	4,294,317	4,090,174
Lines in service per 100 inhabitants (Southern Region)	24.4	24.7	25.8	25.6	24.6
Lines in service per employee	477.2	464.8	459.2	443.6	409.7
Total pending applications	22,200	13,764	15,592	20,627	26,152
Percentage of lines connected to digital exchanges	100%	100%	100%	100%	100%
Public telephones installed	107,529	101,552	122,665	122,063	114,037

(1)	Includes local lines, public lines and digital trunk access in service.
(2)	Excludes presubscribed lines.

As of December 31, 2003, approximately 52% of Telefónica Argentina’s lines in service were in the greater Buenos Aires metropolitan area, including 23% of its lines in service that were located within the City of Buenos Aires. Approximately 86% of its lines in service as of December 31, 2003, were residential, with the remainder being professional, commercial and governmental customers.

The services that Telefónica Argentina provides are generally subject to regulation. The relevant governmental authorities involved in its operation include the National Communications Commission (the “CNC”), the successor to the Comisión Nacional de Telecomunicaciones (the “National Telecommunications Commission”), and the Secretary of Communications (the Secretaría de Comunicaciones), being the first the controlling agency and the latter the regulatory agency with respect to telecommunications and telephone services in Argentina. This Annual Report sometimes refers to either of the National Communications Commission or the Secretary of Communications as the “Telecommunications Regulatory Authority”. See below “—Regulatory Matters”.

On April 10, 2002, Telefónica Argentina’s Ordinary and Extraordinary Shareholders meetings broadened its corporate purpose to enable Telefónica Argentina to engage in other types of businesses not strictly related to telecommunications services, including: purchasing equipment, infrastructure and telecommunications-related goods, as well as rendering any type of service, such as consulting and accounting, human resources and tax administration services. In view of the amendment to its corporate purpose, it was necessary for Telefónica Argentina to obtain the corresponding authorization of the Telecommunication Regulatory Authority. A request for approval of the change has been made to the Secretary of Communications and is currently pending, subject to administrative approval.

Media Business

We conduct the media business through (i) 26.82% interest in Atco, a holding company with direct and indirect interests in open-air broadcast television stations and in radio stations and (ii) 26.82% interest in ACISA, a holding company with a direct and indirect interest in open-air broadcast television stations.

Atco and Telefé

In March 1998, we acquired (through Southtel Equity Corporation (“Southtel”)) 30.0% of Atco’s capital stock. One of our objectives is to invest in the media business. The total price of the acquisition amounted to Ps.214 million (in pesos restated for inflation until February 28, 2003). As a consequence of certain transactions, such ownership interest decreased from 30% to 26.8%. On December 15, 2000, Southtel Company S.A. (“Shosa”, Southtel’s successor company) reimbursed irrevocable capital contributions to us, through the delivery of its ownership interest in Atco, which was valued at Ps.255 million (in pesos restated for inflation until February 28, 2003), related to the book value of such ownership interest as of September 30, 2000. As of December 31, 2003, our ownership interest in Atco amounted to 26.8% and other Telefónica’s subsidiaries control the remaining 73.2%.

On April 19, 2000, the Comisión Nacional de Defensa de la Competencia (the National Commission for the Defense of Competition or “CNDC”) approved the consummation of the transactions described in the Atco Sale Agreement (an agreement to sell our interest ownership in Atco to Telefónica de Contenidos S.A. (“Telefónica Contenidos”)), the Atco Option Agreement (the option of TyC) to make a capital contribution to Atco), and the ACISA Sale Agreement (Option of TyC to make a capital contribution to ACISA). The CNDC resolution approving the transactions mandates that Telefónica Media currently transfer to third parties within a term of eighteen months from the date of notice to the acquired company of the acquisition of the shares, either Channel 8 or Channel 10, which are open-air television broadcasters located in the city of Mar del Plata. Channel 8 is currently indirectly controlled by Atco, and ACISA owns a 50.0% interest in the company that controls Channel 10. In accordance with the Broadcasting Law, a company cannot hold two broadcasting licenses in the same area, such area as defined by the Comité Federal de Radiodifusión (the Broadcasting Federal Commission, or “COMFER”), at the time such licenses are granted. COMFER has issued a release stating that a company cannot own, directly or indirectly, shares of two different licensed companies in the same area.

On July 4, 2002, ACISA sold its ownership interest in Prime, the ACISA media business of Telearte and Compañía de Televisión del Atlantico S.A., to the HFS media Group for U.S.$ 12 million. Consequently, Telefónica Contenidos is in compliance with the Broadcasting Law and the COMFER release.

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

Atco owns, directly and indirectly, almost 100% of the capital stock of Compañía de Televisión del Noroeste S.A. (“Televisión del Noroeste”) which merged with an open air television broadcaster in the city of Salta, and the capital stock of Compañía de Televisión del Atlántico S.A. (“Atlántico”) which merged with certain open air television broadcasters in the cities of Rosario, Santa Fe, Bahía Blanca and Mar del Plata (together with the broadcasters located in the cities of Córdoba and Neuquén mentioned below, the “Televisoras del Interior”). In addition, the owners of the broadcaster in Jujuy have the right to require Atco and its partners to purchase such broadcaster. Telefé and Enfisur, companies controlled by Atco, have acquired, directly and indirectly, an approximate 100% interest in open-air television broadcasters in the cities of Córdoba and Neuquén.

On February 23, 2004, the Boards of Directors of Televisión Federal S.A. – TELEFE (surviving company), Compañía de Televisión del Atlántico S.A., Compañía de Televisión del Noroeste S.A. and Televisora Tucumana Color S.A. (merged companies)

agreed to combine such companies through a dissolution without liquidation of the merged companies and their merger into the surviving company, utilizing the financial statements of Televisión Federal S.A. – TELEFE, Compañía de Televisión del Atlántico S.A., Compañía de Televisión del Noroeste S.A. and Televisora Tucumana Color S.A. as of December 31, 2003 as special merger balance sheets incorporated into the preliminary plan of merger of such companies. In addition, such financial statements were used to prepare the consolidated merger balance sheet of the surviving company for its inclusion in the final merger agreement as required under Section 83, paragraph 4, of Companies Law. The merger’s effective date for accounting and tax purposes was January 1, 2004.

ACISA, Prime and Telearte

In December 1998, Shosa acquired its ownership interest in AC. On December 15, 2000, Shosa reimbursed us for irrevocable capital contributions that we made, through the delivery of its ownership interest in ACISA, which was valued at Ps.7,950 (in pesos restated for inflation until February 28, 2003) related to the book value of such ownership interest as of September 30, 2000. As of December 31, 2003, our ownership interest in ACISA amounted to 26.8% and other Telefónica’s subsidiaries control the remaining 73.2%. As of June 30, 2002, ACISA held indirect equity interest in licensed broadcast television companies in Buenos Aires and other cities of the interior of Argentina through Prime Argentina S.A. (“Prime”). On the basis of financial information furnished by ACISA as of December 31, 2002, such transaction does not modify our recoverable value the investment in ACISA. As of December 31, 2003, our interest ownership is 26.8% in ACISA and the remaining 73.2% belongs to affiliates of Telefónica.

Prime, a joint venture formed between ACISA and Prime Television Limited of Australia, has a 99.99% ownership interest in Telearte, the owner of the license and operator of Channel 9 of Buenos Aires (“Channel 9”), as well as interests in television programming and distribution businesses and three television broadcasting affiliates of Channel 9 based in the cities of Mar del Plata, Paraná and Resistencia (the “Prime Affiliates”).

On April 19, 2000, the CNDC approved the consummation of the transactions described in the ACISA Sale Agreement. The CNDC resolution approving the transactions mandates Telefónica Media to transfer to third parties within a term of eighteen months as from the date of notice acquisition of the shares has been given to the acquired company, either Channel 8 or Channel 10, which are open-air television broadcasters located in the city of Mar del Plata. On July 4, 2002, ACISA sold its ownership interest in Prime, to the HFS Media Group for U.S.$12 million. Moreover, Telefónica Contenidos complied with the CNDC resolution mentioned above. Consequently, Telefónica Contenidos no longer has an indirect ownership interest in the licensed broadcast television companies through ACISA as from the above-mentioned date. On the basis of financial information furnished by ACISA as of December 31, 2003, such transaction does not modify our recoverable value the investment in ACISA.

Vigil and Temarsa

On October 24, 2002, we acquired one common share of Vigil Corp S.A. (“Vigil”) with nominal value of Ps.1, for an amount of Ps.1. Additionally, on the same date, we acquired one common share of Telefónica Media Argentina S.A. (“Temarsa”) with nominal value of Ps.1, for an amount of Ps.1. These acquisitions represent less than 1% of the capital stock of such companies. (see Note 2.5.c to the Holding Annual Financial Statements).

The final merger agreement between Temarsa, Vigil and Ambit S.A. was executed on December 10, 2003 and its registration has not been completed yet. Under this agreement, Vigil and Ambit S.A. were dissolved without liquidation and were merged into Temarsa. As a result of the merger, Temarsa’s capital stock was increased by Ps.93,623,004 by the issuance of 93,623,004 common, registered, non-endorsable shares with a Ps.1 nominal value each and entitled to one vote per share. Such shares will be exchanged for those held by the shareholders of the two other companies at the following ratio: for each share of Vigil shareholders will receive 0.00024 shares of Temarsa and for each share of Ambit S.A. shareholders will receive 0.58 shares of Temarsa.

Business Strategy

Our main goal is to enhance shareholder value through the following:

Increasing the Competitive Position of Telefónica Argentina. Our strategic objective is to maximize the value of our assets, including our indirect ownership in Telefónica Argentina. Cointel, which is owned by the TISA Group and us as controlled subsidiaries of Telefónica, approves Telefónica Argentina’s business strategy. We, in consultation with Telefónica and together with the TISA Group through Cointel, will continue to support Telefónica Argentina’s principal strategic objective, which is to maintain and enhance its position in the competitive Argentine telecommunications market. See “—Competition” and “—Regulatory Matters”.

Telefónica Argentina’s short-term strategy has been to continuously adapt its business plans to address the challenges and risks presented by the Argentine economic crisis. Therefore, its short-term strategy focuses on the renegotiation of its tariffs, cost controls and efficiency improvements, capital expenditures controls, improvements in working capital management and management of cash and liquidity.

During 2002 and 2003 Telefónica Argentina took certain steps to moderate the effects of the imbalance between changes in revenues and changes in costs caused by the significant increase in the prices of its usual supplies and the cost of technology-related investments usually required by the business that it develops, and the situation affecting service rates as described in “—Regulatory Matters—Rates”. Some of these measures include:

•	Capital expenditures: Telefónica Argentina implemented a plan to adapt its capital expenditures rapidly to the changing economic environment. To that end it only concentrated on those projects that are required to maintain the quality of its services in the short term, generate cash flow in the short-term or which it deems to be high priority.

•	Operating costs reduction: Telefónica Argentina renegotiated most of its supply contracts. The goals of these renegotiations were to (1) reduce costs, (2) reduce, when possible, its exposure to inflation and devaluation, (3) adjust its costs to lower demand for services, (4) reduce the quality of service required to be provided and (5) in some cases, terminate such contracts.

•	Increased collection rates: Telefónica Argentina has implemented new collection policies for collecting receivables, including disconnection policies tailored to each customer segment, among other initiatives.

•	Increased packages of services offered: Telefónica Argentina enhanced the relationship with its customers by developing segmentation and different plans to attend to different customers’ needs, principally involving broadband.

•	Cash management and debt renegotiation: Telefónica Argentina implemented a series of actions to decrease its exchange rate risk on its current assets while managing its main accounts payable. In addition, it restructured a substantive portion of its debt which has resulted in the extension of the maturity profile of its debt.

Although Telefónica Argentina has adopted these measures to mitigate the effects of changes in its business, and certain indicators of the Argentine economy have started to stabilize, its future operating conditions are still uncertain because the current regulatory framework has still not established guidelines that would allow it to assess with a reasonable degree of certainty the effect future rates will have on its economic and financial equation. See Item 3: “Key Information” and “—Regulatory Matters—Rates”.

Telefónica Argentina’s current long-term business strategy is to maintain and enhance its position in Argentina’s competitive telecommunications market, mainly through the enhancement of the quality of the services rendered to its clients. This main objective will be achieved by the introduction of new and high quality products and services to its current and future clients, the introduction by Telefónica Argentina of service offerings in new geographic areas, improving and expanding services it currently serves in the market, and its continuous development as a provider of telecommunications services for corporate and residential customers, among others.

In the long term, Telefónica Argentina intends to continue to solidify its position as the leading provider of integrated telecommunication business solutions in Argentina by providing a full range of high quality services, including voice services, value-added services, broad band (“ADSL”), dial-up internet access, and other high technology products for corporate users through different marketing channels. Telefónica Argentina also intends to continue to invest substantial resources and efforts into training and personnel development in order to offer better services to its clients, and incentive programs to reduce costs and improve efficiency.

Telefónica Argentina believes that the implementation of these short and long-term business strategies will continue to have a beneficial effect on the competitiveness of Telefónica Argentina’s telecommunications activities, mitigating the adverse effects of growing competition and Argentina’s economic and political situation.

We look to Telefónica’s global media affiliate, Telefónica Contenidos, to set the business strategy for Atco and ACISA. We consider Atco and ACISA to be passive investments.

Seeking Business Opportunities to Further Enhance Shareholder Value. We may enter, from time to time, into joint ventures or strategic alliances in order to achieve synergies and maximize the potential of our activities in the businesses in which we are currently engaged. We may also pursue new business opportunities in selected sectors that we believe will complement our business activities. Consistent with our past practice, our strategy in entering into new joint ventures is to have a meaningful economic position in the joint ventures and to be an active participant in formulating the policy and managing the operations of the enterprises. In addition, we may consider disposing or divesting certain of our assets if such disposal or divestitures would, in our view, help emphasize shareholder value. However, our current financial situation limits our ability to pursue further investments opportunities.

Revenues

Our principal source of funds derives from fees under the Telefónica Holding Advisory Agreement.

Telefónica Argentina’s revenues are primarily derived from:

•	measured service;

•	domestic long-distance service;

•	monthly basic charges;

•	special services;

•	installation charges;

•	public phones;

•	access charges;

•	international long-distance service;

•	direct lines; and

•	publishing telephone directories.

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

	Telephone Rates
	December 2003	December 2002	September 2001	September 2000	September 1999
	(in pesos)(1)		(in U.S. dollars)
Residential:
Installation charge per line	150	150	150	150	150
Monthly basic charge(2)	13.23	13.23	13.23	13.23	13.03
Pulses/month equivalent	282	282	282	282	282
Commercial:
Installation charge per line	150	150	150	150	150
Monthly basic charge(3) (4)	30.20	30.20	30.20	30.20	36.96
Pulses/month equivalent(4)	644	644	644	644	800
Prices:(5)
Price per pulse (nominal) in pesos	0.0469	0.0469	0.0469	0.0469	0.0462
Price per pulse in U.S.$(6)	0.016	0.0139	0.0469	0.0469	0.0462
Exchange Rate Ps.1/U.S.$1(6)	2.93	3.37	1.0	1.0	1.0

(1)	As of the enactment of the Public Emergency Law.

(2)	Retirees and pensioners whose consumption is less than 300 pulses per two-month period, as well as residential customers whose consumption is less than 150 pulses per two-month period, have preferential tariffs.
(3)	Monthly basic charge for measured service in an area with more than 200,000 telephones (applies to approximately 55% of Telefónica Argentina’s customer base).
(4)	Corresponds to the Province and City of Buenos Aires. For the rest of the Southern Region, monthly basic charges amounted to Ps.33.40 during September 1999, Ps.33.91 during September 2000, Ps.27.3 during September 2001, December 2002 and 2003. Pulses/month equivalents were Ps. 723 for 1999 and 2000, and Ps. 582 for 2001, 2002 and 2003.
(5)	Effective November 1, 1991, under the rate agreement, customers were billed in pesos at an exchange rate of the average of the closing bid and offer exchange rates quoted by Banco Nación for wire transfers of U.S. dollars on the day before each bill was prepared. However, the Public Emergency Law, effective as of January 6, 2002, invalidated the clauses contained in contracts with the Argentine government under public law (including the provision of telecommunications services) providing for adjustments based on price indices that are applicable in other countries, as well as any other adjustment method and converted Telefónica Argentina’s rates at one peso to one U.S. dollar.
(6)	Banco Nación’s offered rate for the last day of the month for wire transfers of U.S. dollars.

Telefónica Argentina’s principal sources of revenues for the fiscal year ended December 31, 2003 were approximately 29% from local and domestic long-distance measured services, approximately 24% from monthly basic charges, approximately 14 % from special services, approximately 12% from access charges, approximately 7% from public phones and approximately 4% from international services.

Telefónica Argentina formerly provided value-added telecommunications services through Telefónica Data and Startel until such subsidiaries were spun off. Telefónica Argentina provided PCS and cellular service through its former subsidiary Telefónica Comunicaciones Personales until January 31, 2001, as Telefónica Comunicaciones Personales was spun off on February 1, 2001.

Operating revenues figures presented by category of services in this Annual Report are derived from Telefónica Argentina’s accounting records, certain reports from Telefónica Argentina’s billing systems and certain estimates made by Telefónica Argentina’s management. This breakdown is not included in Telefónica Argentina’s Consolidated Annual Financial Statements.

The table below shows Telefónica Argentina’s sales revenues broken down by category of service.

	Twelve-Month Fiscal Year December 31, 2003	Twelve-Month Fiscal Year December 31, 2002	Three-Month Fiscal Year December 31, 2001	Three-Month Unaudited Period December 31, 2000	Twelve-Month Fiscal Year September 30, 2001
	(in millions of pesos restated for inflation until February 28, 2003)(1)
Basic telephone service
Measured service	807	922	435	490	1,797
Monthly basic charges(2)	666	823	376	374	1,492
Special services	381	396	160	164	670
Installation charges	32	40	25	31	123
Public phones	180	224	101	117	487
Access charges	323	294	119	186	690
International long-distance service	105	94	75	82	312
Direct lines	83	86	57	55	178
Publishing of telephone directories	64	65	33	9	118
Other	109	116	43	61	287
Total(3)	2,750	3,060	1,424	1,569	6,154

(1)	See “Presentation of Financial Information” in the initial pages of this Annual Report.
(2)	Includes monthly basic charges and charges for supplemental services.
(3)	For the years 2001, 2000 and 1999, these revenues were included in the spun-off transactions. See “Telefónica Argentina’s Reorganization”.

Measured Service

For measured service, Telefónica Argentina has two different billing cycles, one is a two-month billing cycle and the other is a monthly billing cycle. Approximately 67% of Telefónica Argentina’s customers have a two-month billing cycle. Charges for local and domestic long-distance measured service which vary with the price per unit of usage at the time of the call and the number of units that measure usage (“usage units”) that are tallied during a call. The number of usage units tallied for a particular local call depends upon the day, the time of day and the duration of the call. Historically, the only type of usage unit used to determine charges for local calls had been the “pulse”, a fixed value unit. A pulse is four minutes during off-peak time and two minutes during peak time. Usage for domestic long-distance calls is measured in variable value units denominated in pesos per minute. A “communication unit” serves as the conversion factor that, when multiplied by the then current price per pulse, determines the applicable cost per second of a domestic long-distance call. The conversion value of a communication unit applicable to a particular call varies depending upon distance of the call and the frequency of pulses, according to the type of telecommunications service giving rise to the charges and time of day and day of the week of the call.

Prior to the enactment on January 6, 2002 of the Public Emergency Law, the price per pulse was adjustable on a semiannual basis based on changes in the U.S. consumer price index, and was denominated in U.S. dollars.

Telefónica Argentina estimates that, for the fiscal years ended December 31, 2003 and 2002 and September 30, 2001 domestic long-distance traffic represented approximately 41%, 40% and 44%, respectively, of all measured service revenues.

Domestic Long-Distance Service

As indicated above, as of the Transfer Date, Telefónica Argentina’s domestic long-distance service was provided principally through its microwave network, using analog switching and transmission technology. Telefónica Argentina converted its microwave network to digital switching and transmission technology. As of December 31, 2003, Telefónica Argentina had constructed approximately 16,730 kilometers of an optical fiber network, of which 4,962 kilometers are in the Northern Region, for domestic long-distance transmission between major cities and another optical fiber network for transmission between local exchanges.

The price of a domestic long-distance call varies according to the distance and duration of the call, as well as the time of day and the day of the week. The price of a call is determined based on the rate per second set by the value of the applicable communication unit and the price per pulse in effect at the time of the call.

Monthly Basic Charges

Telefónica Argentina bills a monthly basic charge to its customers, which is a fixed charge based on the number of pulses and differs depending on the type of customer. Prior to the Public Emergency Law, the price per pulse was adjustable on a semiannual basis based on changes in the U.S. consumer price index and was denominated in U.S. dollars. However, the Public Emergency Law prohibits the indexation of Telefónica Argentina’s tariffs, and such tariffs are currently being renegotiated.

As of December 31, 2003, approximately 59% of Telefónica Argentina’s monthly basic charges and measured service revenues were generated by residential customers. The remainder was comprised of professional, commercial and governmental customers.

Special Services

From 2001 to 2003, Telefónica Argentina significantly increased the offering of value-added services, including (1) supplementary services (e.g., call waiting, call forwarding) provided through digital switches and telephones, (2) special services for companies (e.g., digital links between customers and digital trunk access), (3) other services supported by an intelligent network (e.g., calling cards, toll-free calling, voice messaging, collect calling, internet access and internet traffic)), and (4) prepaid cards.

As part of the Reorganization Transactions, Telefónica Data transferred its internet service access operations (including its internet service provider (“ISP”) network and non-corporate ISP customers) to Telefónica Argentina.

Telefónica Data also transferred to Telefónica Argentina its 80% interest in the Starnet network and its 80% interest in a satellite network. As of December 31, 2003, Telefónica Argentina provided services to approximately 172,000 non-corporate ISP customers.

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

Public Phones

As of December 31, 2003, Telefónica Argentina had 107,529 public telephones installed. Of these, 4,759 are public telephones that Telefónica Argentina installed as of December 31, 2003 in the Northern Region and 102,770 are public telephones which Telefónica Argentina installed as of December 31, 2003 in the Southern Region. Telefónica Argentina charges for each call a measured service and an amount for usage measured by usage units. The majority of the public telephones are operated by third parties who are billed for usage. Telefónica Argentina provides commissions to individuals and small- to medium-sized companies in the offering of semi-public and public telephone services so as to increase the availability of such services. Telefónica Argentina has installed modular telephones that permit placing local, domestic long-distance, and international calls by direct dialing. These modular telephones are connected to a centralized information management system. In addition, they accept two forms of payment: coins and pre-paid cards.

Access Charges

Telefónica Argentina’s revenues from access charges through December 31, 2003 consist of fees collected from other operators, such as (1) local and/or long-distance providers, (2) cellular and PCS licensees, and (3) other minor providers of telecommunication services related to interconnection services that primarily include access, termination and long-distance transport of calls. Interconnection charges are principally calculated on a per minute usage.

As shown in the table below, as of November 8, 2000, Decree No. 764/00 lowered the connection fee rates for calls within local areas to (1) 1.1 Argentine cents per minute for those districts with more than 5,000 inhabitants or more than 15 telephones for every 100 inhabitants, (2) 1.3 Argentine cents per minute for the remaining districts and in those areas included in the original license of independent operators, and (3) 0.3 Argentine cents per minute for the connections within local areas. A 3% semiannual “price cap” reduction was applied during the first two years that these rules and regulations were in effect. As of April 2003, the interconnection fee rates for the origin and destination in local areas with districts of more than 5,000 inhabitants and more than 15 telephones for every 100 inhabitants were unchanged. During 2003, most of these private contracts were adjusted by CER as described in Item 10: “Additional Information- Exchange Controls”.

Interconnection Fee Rates (origination and termination—hundredths of pesos (cents”) per minute)(1)
Date of Effectiveness	Higher Population and Telephone Density	Other Areas and Original License Areas	Transport Calls Originating/Terminating In the Same Local Area
November 8, 2000	1.100	1.300	0.300
May 8, 2001	1.067	1.261	0.291
November 8, 2001	1.035	1.223	0.282
May 8, 2002	1.004	1.186	0.274
November 8, 2002	0.974	1.151	0.266

(1)	The Public Emergency Law established the pesification of these rates which previously were in U.S. dollars.

International Long-Distance Service

Telefónica Argentina’s revenues from its sales of international long-distance service since October 1, 1999 have consisted of:

•	amounts billed to its local service customers who have not presubscribed with another long-distance provider and Telecom’s local service customers (through a presubscription process) for outgoing telephone calls,

•	amounts earned from foreign (non-Argentine) telecommunications carriers and administrations (“foreign carriers”) for connection to the Argentine telephone network, net of the amounts paid to foreign carriers for the termination of outgoing calls from Telefónica Argentina’s network,

•	international telex services, and

•	international point-to-point leased circuits.

Rates charged to Telefónica Argentina’s customers before the enactment of the Public Emergency Law were set in foreign currency and varied depending on time of day and destination. Different discount plans were applied to those rates considering factors such as: total traffic, destination and the time of day when the call is made. The pesification and freezing of the tariffs included those of international long-distance calls irrespective of the charges Telefónica Argentina had to pay to terminate a call in the country of destination.

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

Direct Lines

Direct lines are dedicated point-to-point leased lines for data transmission. The bandwidth of direct lines varies depending on customer requests from 9.6 kbps to 2,048 kbps. Telefónica Argentina collects fees from installation and monthly charges. In addition, fees from installation are collected only once and in case of specific installations Telefónica Argentina collects additional one-time monthly charges depending on: (1) type of line, (2) bandwidth, (3) distance between points leased, (4) duration of the contract and (5) usage of the lines. Moreover, this service is not regulated by the Law No. 25,561.

Telinver—Publishing of Telephone Directories

The revenues of Telefónica Argentina’s wholly owned subsidiary Telinver are principally derived from the publishing of telephone directories. Under the License Agreement, Telefónica Argentina has the right to edit, publish, and sell advertisements in, as well as the obligation to distribute, telephone directories in every local area that Telefónica Argentina serves, which is principally comprised of the Southern Region. Telefónica Argentina conducts this business through Telinver. Telinver also offers telephone card advertising.

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

On December 29, 2000, Telefónica Argentina made an irrevocable contribution to Telinver in the amount of U.S.$17.1 million (equivalent to Ps.37.6 million of pesos restated for inflation until February 28, 2003) through settlement of certain receivables outstanding with Telinver. On June 28, 2001, Telefónica Argentina made a capital contribution of Ps.79.6 million (in pesos restated for inflation until February 28, 2003) to Telinver; simultaneously, Telinver distributed cash dividends in the amount of Ps.69.5 million (in pesos restated for inflation until February 28, 2003). Current liabilities in foreign currency of Telinver exceed current assets in foreign currency by approximately U.S.$35.8 million and, in addition, total liabilities exceed total assets, so there is negative shareholders’ equity in the amount of Ps.34 million (in pesos restated for inflation until February 28, 2003), a condition that would, under the Companies Law, call for the company’s dissolution due to accumulated losses if its shareholders’ equity is not recapitalized. However, the application of these provisions of the Companies Law has been stayed until December 10, 2004 by Executive Decree 1,293/03.

Telefónica Argentina is evaluating Telinver’s financing needs in light of the Argentine economic situation and the current difficulties in obtaining credit, including the possibility of granting to Telinver direct financing to cover its short-term cash requirements and, if applicable, obtaining additional financing. If the current difficulties in obtaining refinancing or additional loans for Telinver continue, Telefónica Argentina has agreed with Telinver to use its best efforts to provide such financing directly, subject to its own fund availability, which depends on the development of the issues affecting its financial situation and cash flows.

Other Sources of Revenues

Other sources of Telefónica Argentina’s revenues include other charges to affiliates, charges for operator-assisted long-distance calls and other minor miscellaneous customer charges.

Pursuant to the Reorganization Transactions, and as a successor of certain activities of Telinver, Telefónica Argentina began selling telephone equipment and accessories as of January 1, 2001. Telefónica Argentina also derives revenues from the sale of telephone booth terminals, cellular handsets, batteries, computers, related equipment, invoicing service and collection, and network capacity. Telefónica Argentina sell equipment through direct telemarketing and through retail stores, Teleshops and other showrooms.

Other Services and Investments

E-Commerce Latina

On December 15, 1999, Telinver and Alto Palermo S.A. (“Alto Palermo”), the owner of a number of shopping centers located throughout Argentina, entered into an agreement under which Telinver became a shareholder of E-Commerce Latina S.A. (“E-Commerce Latina”). E-Commerce Latina owns 98% of Altocity.com S.A. (“Altocity”). Altocity engages in the business of selling via the internet a variety of items, including music CDs, electronic appliances, computer hardware and software and books. According to the agreement between Telinver and Alto Palermo, each of Telinver and Alto Palermo will hold a 50% interest in E-Commerce Latina and, subject to certain conditions, Telinver, and Telefónica Argentina as successor of certain activities of Telinver, would make capital contributions to E-Commerce Latina in an amount up to U.S.$27 million. As of September 30, 2000 and 2001, Telinver, and Telefónica Argentina as successor of certain activities of Telinver, had made capital contributions of Ps.22.2 million (in pesos restated for inflation until February 28, 2003) and U.S.$5 million to E-Commerce Latina, respectively. As part of the Reorganization Transactions, Telinver transferred to Telefónica Argentina its 50% interest in E-Commerce Latina, as of February 1, 2001. In addition, Telefónica Argentina and Alto Palermo undertook to make a capital contribution to E-Commerce Latina for the development of new business lines for a maximum of Ps.12 million, 75% of which is to be contributed by Telefónica Argentina. During the last fiscal year Telefónica Argentina did not make any capital contribution to E-Commerce Latina.

Other Investments

As of December 31, 2003, Telefónica Argentina had a 0.12% share in Intelsat Ltd., and a 0.15% share in New Skies Satellites N.V. (“New Skies”). Intelsat Ltd. owns and operates a global satellite system that provides voice/data and video services via satellite. New Skies is an independent spin-off of Intelsat Ltd. to which Intelsat Ltd. transferred several satellites. These entities allocate benefits and operating expenses and other costs and expenses to their members. Telefónica Argentina accounts for these allocations as they are reported by these entities.

Under an agreement signed between Telefónica Argentina and Intelsat U.K. Ltd., the common shares held by Telefónica Argentina in Intelsat Ltd. have been pledged as collateral for the payment of the obligations arising in relation to utilized segment capacity. Telefónica Argentina retains its voting and dividend rights on such shares as long as Telefónica Argentina does not incur any event of default. In the opinion of Telefónica Argentina’s management, the restrictions mentioned above will not have a significant effect on its operations.

On December 26, 2002 Telefónica Argentina sold its 1.12% interest in TeleBrasil Sul Celular Participações S.A. for U.S.$570,000.

Telefónica Argentina may from time to time, and in connection with TISA or Telefónica Argentina’s other affiliates, invest in or acquire other assets or equity interests in telecommunications operations in or outside of Argentina.

Collection and Termination Policies

Telefónica Argentina’s policies for past due accounts are as follows: once an account is past due, it first makes numerous recorded and personal calls to resolve the situation followed by formal notifications. If that fails, it restricts the lines to incoming calls and later completely blocks the lines. If the account remains past due after 150 days it engages a collections agency and if the agency is unsuccessful, the line is disconnected. Its termination policies are in compliance with applicable government regulations.

Telefónica Argentina collects customer payments through a number of different channels, including banks, third-party collection channels, its own commercial offices, automatic bank debits and credit cards.

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

Management Fee

Under the Management Contract, Telefónica is entitled to receive an annual management fee calculated as a percentage (the “Management Fee Percentage”) of Telefónica Argentina’s net income before deduction for, among other things, depreciation, financial expenses, income tax and the management fee itself (the “gross margin”). The valuation of each item included in the management fee formula is made in accordance with Argentine GAAP and is subject to review by a recognized external independent accounting firm designated by both Telefónica Argentina and Telefónica, with the report of such firm being conclusive. Such agreement was automatically extended until April 30, 2003 at Telefonica’s option. The management fee amounted to 9% of the gross margin. In addition, on October 30, 2002, Telefónica notified Telefónica Argentina that it was exercising its option to extend the term of the Management Contract for an additional period of five years beginning April 30, 2003 pursuant to its right under the Management Contract. To that end, on July 30, 2003, Telefónica Argentina entered into a Supplement to the Management Contract pursuant to which the management fee was established as 4% of the gross margin, applicable beginning May 1, 2003.

During the fiscal years ended December 31, 2003 and 2002, the three-month fiscal year ended December 31, 2001 and the fiscal years ended September 30, 2001, 2000 and 1999, management fees were approximately Ps.86 million, Ps.126 million, Ps.44 million, Ps.271 million, Ps.325 million and Ps.332 million, respectively (in pesos restated for inflation until February 28, 2003). In addition to the management fee Telefónica Argentina is obligated under the Management Contract to cover the costs of personnel assigned to Telefónica Argentina.

Duration

The Management Contract originally had a seven-year term coinciding with the period of exclusivity provided for in the List of Conditions. The contract was automatically extended for an additional period coinciding with the extension of the period of exclusivity of Telefónica Argentina’s license to provide telecommunications services. As Telefónica Argentina’s license was exclusive until October 10, 1999 (see “—Competition” below). Telefónica Argentina and Telefónica continued to honor the terms of the Management Contract until such date. At Telefónica’s option, the Management Contract was extended through April 30, 2008.

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

In the event Telefónica terminates the Management Contract for any reason other than point (4) above, Telefónica Argentina is liable for all damages suffered by Telefónica as a result of such termination. If Telefónica terminates the Management Contract based on an irreconcilable conflict concerning general policies, a plan of action or the annual budget, it would be entitled to receive, as liquidated damages for 20 quarters following termination, an amount equal to 45% of the average quarterly management fee received during the preceding three years; provided, however, that payments for any remaining quarters after April 30, 2003 would be reduced to 33% of the average quarterly management fee. Telefónica may terminate the Management Contract due to the revocation of Telefónica Argentina’s license to provide telecommunications services due to the action or inaction of Telefónica or the liquidation or bankruptcy of Telefónica. See “—Regulatory Matters—Revocability of Telefónica Argentina’s License”.

Capital Expenditures

Pursuant to applicable regulations, Telefónica Argentina had to meet certain minimum annual standards regarding the expansion of its telephone system and improvement to the quality of service in order to maintain the exclusivity of its original license. The contract that now sets the terms of our non-exclusive license also contains a number of operating standards. See below “—Regulatory Matters—Service Requirements”.

The following table sets forth Telefónica Argentina’s capital expenditures.

	Capital Expenditures(1)(2)
	Twelve-Month Fiscal Year Ended December 31, 2003	Twelve-Month Fiscal Year Ended December 31, 2002(3)	Three-Month Fiscal Year Ended December 31, 2001	Twelve-Month Fiscal Year Ended September 30, 2001(4)
	(in millions of pesos restated for inflation until February 28, 2003)
Buildings, Land and Equipment	2	4	33	77
Switching and Transmission	85	74	77	321
External Plant(4)	7	20	52	242
Telephone Equipment	17	14	24	106
Materials	21	10	—	61
Other	54	29	24	83
Total	186	151	210	890

(1)	The allocation of work in progress and prepayments to vendors among items has been estimated.
(2)	See Note 2.2 of Telefónica Argentina’s Consolidated Annual Financial Statements and Item 3 :–“Key Information-Selected Financial Data”.
(3)	Excludes Ps.29 million (in pesos restated for inflation until February 28, 2003) in construction in process corresponding to capitalized exchange differences.
(4)	“External Plant” includes transmission lines and other transmission facilities (principally underground cables), but excludes real property not associated with transmission facilities, which is included under “Buildings, Land and Equipment”.

As of September 30, 2001, the net value of fixed assets and intangible assets spun off effective February 1, 2001, as part of the Reorganization Transactions, amounted to approximately Ps.1,979 million and Ps.812 million, respectively, in pesos restated for inflation until February 28, 2003. Telefónica Argentina made capital expenditures well in excess of the amounts needed to satisfy the minimum qualitative and quantitative standards called for by the List of Conditions. The requirements with respect to line installations extended through December 1996.

In addition, Telefónica Argentina agreed, as part of its purchase of Compañía Argentina de Teléfonos S.A., to install a significant number of digital lines and public telephones and to provide the Province of Mendoza, its municipalities and its provincially owned businesses with telephone service at a discount of 20%, except for international calls, until June 30, 2005.

For the fiscal year ending December 31, 2004, Telefónica Argentina expects to make capital expenditures of approximately Ps.350 million. Estimates for capital expenditures are preliminary and are based upon assumptions regarding commercial, technical and economic factors such as rates for telecommunications services, exchange rates, inflation, demand and availability of equipment and buildings. See “—Business Strategy” and Item 5: “Operating and Financial Review and Prospects—Liquidity and Capital Resources”.

Competition

Until the deregulation of the access to the Argentine telecommunications market, Telefónica Argentina had been the only licensed provider of wire line public telecommunications services and basic telephone services in the Southern Region, where it owned virtually all public exchanges, the network of local telephone lines and the principal domestic long-distance telephone transmission facilities. Telecom had been the only licensed supplier of such services in the Northern Region. Since 1999, the Argentine government has issued a number of decrees liberalizing the telecommunications market and awarded numerous licenses. As a result, a number of new operators have entered the market. The new providers of local, domestic long-distance and international telephone services are now direct competitors of Telefónica Argentina. The operators owning data transmission networks and other companies providing wireless services (including companies spun off from Telefónica Argentina in the Reorganization Transactions) are Telefónica Argentina’s indirect competitors to the extent those services may be substitutes for wire line telephony.

The following table provides, as of January 1, 2004, the number of licenses granted per service:

Type of license	Quantity (1)
PCS	7
Basic telephone service	278
Local telephony	73
Domestic long-distance	109
International long-distance	110
Public telephone	61
Internet access	27
Data transmission service	421
Value-added service	647
Cellular service	5
Other	1,144
Total	2,882

(1)	Although there have been numerous licenses granted, most license holders have not entered the market or are not currently active. Many of these licenses have been granted for a specific geographic area.

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

Competition has and may continue to be affected by the business strategies and alliances of our and Telefónica Argentina’s competitors and the general business and economic climate in Argentina, including changes in demand, interest rates, inflation rates and the peso/U.S. dollar exchange rate, which may affect us and Telefónica Argentina and our and its competitors differently, not necessarily to our or its advantage. Additionally, a continuing trend toward business combinations and reorganizations in the telecommunications industry may create powerful new competitors. The consolidation of Teléfonos de México S.A. (“Telmex”) in Argentina led this company to be the third largest telecommunication operator by its participation in CTI, AT&T, Techtel and Metrored (in some case, through América Móviles).

Basic Telephone Services

Telefónica Argentina is the incumbent provider of basic telephone services in the Southern Region. However, other licensees currently providing local telephone services include Telecom, Techtel S.A. (a subsidiary of Techint S.A. and of which Telmex is also a shareholder), Impsat, Telmex Argentina (formerly known as AT&T Latin America, Argentina branch (recently acquired by Telmex) and Movicom BellSouth.

Telefónica Móviles is in the process of acquiring the wireless communications assets of BellSouth in Latin America from BellSouth Corporation, including Movicom BellSouth.

Telefónica Argentina is now using its expanded fiber-optic network in the Northern Region to carry long-distance traffic and a multiservice network to provide local service in the three most important cities in the Northern Region where Telecom is the incumbent provider. Telefónica Argentina has expanded and improved its network capacity by, among other means: (1) the construction of fixed wireless networks equipped to provide symmetric and asymmetric voice services in the Northern Region; (2) activating new lines and focusing on achieving full capacity utilization on plant additions and on existing network capacity; and (3) others, including the expansion of the transmission network to accommodate current traffic (including local, multiple-area, domestic long-distance, and submarine cable traffic). As of December 31, 2003, Telefónica Argentina had built approximately 16,730 kilometers of an optical fiber network, of which (1) 4,962 kilometers are in the Northern Region for domestic long-distance transmission between major cities, and (2) 11,768 kilometers make up another optical fiber network for transmission between local exchanges. The fiber-optic network currently extends to several of the larger Northern cities in Argentina. Telefónica Argentina uses supplemental leasing of circuits from other providers to increase its ability to offer long-distance service in the Northern Region. As of the date of this Annual Report, Telefónica Argentina has approximately 29,500 lines in service in the Northern Region.

Domestic Long-Distance Service

Telefónica Argentina’s principal competitors in providing domestic long-distance telephone services are Telecom, Movicom BellSouth, AT&T Latin America, CTI, I-Plan, Impsat and Techtel. Telefónica Argentina’s exposure to competition has increased due to the pre-subscription process and is likely to increase once carrier selection through dialing (“call by call”) is fully implemented. See “—Regulatory Matters—Regulations Related to Long-Distance Services”. As a consequence of the pre-subscription process, certain local service customers opted for one of our competitors, and certain Telecom local services customers opted for Telefónica Argentina or for one of the other competitors as their new provider of long-distance services. As of December 31, 2003, the total number of long-distance services customers gained (approximately 177,000 lines) was less than customers lost (approximately 655,000 lines). Telefónica Argentina has recently focused on “win-back” activities regarding those customers that opted for other providers. Customers will be able in the near future to select their long-distance provider by dialing a specific three-digit code number at the time they make a call. This new system, when fully operative, will co-exist as an alternative for the pre-subscription provider for the line that originates a long-distance call. As of the date of this Annual Report, Telefónica Argentina’s networks and equipment are available to provide the selection services, but no operator has asked Telefónica Argentina for interconnection.

International Long-Distance Service

Domestically, Telefónica Argentina faces competition mainly from Telecom, CTI, Movicom BellSouth, Techtel, Telmex Argentina (formerly known as AT&T Latin America, Argentina Branch), Impsat and I-Plan with regards to international service. Such competition is affected by factors, including price, service, technical performance, marketing strategy and functionality.

The impact of the devaluation of the peso and the Public Emergency Law had the effect of decreasing the value of rates in U.S. dollars for international long-distance calls that Telefónica Argentina bills to its clients. Settlement rates charged by third parties continue to be denominated in U.S. dollars, and Telefónica Argentina has historically experienced a larger number of minutes received as compared to minutes sent. Average settlement rates of minutes received are lower as compared to those for minutes sent.

Public Telephone Service

Telefónica Argentina’s principal competitors for public telephone service are Telecom, Telefonía Pública y Privada S.A. (formerly DAKOTA S.A.) and Telecentro S.A., a cable television operator. As of December 31, 2003, Telefónica Argentina owned 107,529 public phones in Argentina. As of December 31, 2003 there were 63 licenses granted to service providers, but there were only 22,600 public phones installed in the Southern Region not belonging to Telefónica Argentina.

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

We and Telefónica Argentina believe that Telefónica Argentina’s ability to compete successfully in providing internet access services depends on a number of factors, including: industry presence, the ability to implement a rapid expansion strategy, the capacity, reliability and security of Telefónica Argentina’s network infrastructure, provision of easy access to and navigation on the internet, the pricing policies of competitors and suppliers, the timing of the introduction of new products and services by Telefónica Argentina and its competitors, Telefónica Argentina’s ability to support industry standards; and industry and economic trends.

To that end, Telefónica Argentina is offering ADSL service. ADSL works by splitting an existing telephone line signal in two, one signal for voice and the other for data. ADSL permits internet access simultaneously with telephone usage and provides a fast internet connection. Telefónica Argentina is capable of providing this service through its own network and, as of December 31, 2003, had 61,568 customers subscribed to this service. Telefónica Argentina expects to expand its offering of this service in 2004.

Indirect Competitors

Cellular services have, since their inception, competed indirectly against wire line local services that Telefónica Argentina provides because cellular and PCS are, in certain cases, alternatives to those services, as well as to public telephone services. Telefónica Argentina also faces indirect competition from PCS providers such as Telefónica Comunicaciones Personales, Telecom Personal, CTI, Movicom BellSouth and Nextel. PCS is a telecommunications service similar to cellular services. PCS may not be limited to mobile services and may include fixed services; PCS licensees may render these fixed services within the geographic areas that Telefónica Argentina serves. Also, current technology permits telephone calls and internet access (which itself may be used to carry voice calls) via cable, and it is reasonable to expect that Telefónica Argentina will face some amount of competition from cable companies, although no cable company has begun to provide such services yet.

Media Business

We conduct the Media Business through our (i) 26.82% interest in Atco, a holding company with direct and indirect interests in open-air broadcast television stations and in radio stations and (ii) 26.82% interest in ACISA, a holding company that until its disposal, had a direct and indirect interest in open-air broadcast television stations.

Dispositions

Since January 1, 2000, we have sold, directly or indirectly, the following ownership interests:

Name of Company	Class and Number of Shares		Percentage of Equity Represented(2)	Sale Price(1)	Disposition Year
PRIME	N/A		100.0%	12	2002
SHOSA(3)	N/A	70,480,161	100.0%	869	2000
South Cable	N/A	12,000	100.0%	272	2000
Forestal Norteña and other receivables (4)	N/A	18,877,929	100.0%	86	2000
TyC	N/A	10,032,000	20.0%	176	2001

(1)	In millions of pesos restated for inflation until February 28, 2003.
(2)	Covers both the Common and Preferred Shares sold.
(3)	On December 15, 2000, we sold our indirect ownership interest in Cablevisión through the disposition of the ownership interest in SHOSA, the principal asset of which at the time was its ownership interest in Cablevisión.
(4)	On December 15, 2000, we entered into an agreement with AMICH under which we transferred to AMICH: (a) its 100% ownership interest in Forestal Norteña, (b) the right to collect from the Clarín Group shareholders and Clarín Group the balance of U.S.$18.6 million plus related interest, derived from the disposition of Holding’s indirect ownership interests in Coinca and Invercab S.A. in September 1997, (c) the rights and obligations under the agreement subscribed between IATE, we and other parties mentioned below and (d) other minor receivables.

As of June 30, 2002, ACISA held indirect equity interest in licensed broadcast television companies in Buenos Aires and other cities of the interior of Argentina through Prime Argentina S.A. (Holdings) (“Prime”). On July 4, 2002, ACISA and Hannover Nominees Ltd. (together the Prime’s shareholders) sold their ownership interest in Prime for an amount of U.S.$12 million to Grupo H.F.S. Media S.A. Consequently, we no longer have an indirect ownership interest in the licensed broadcast television companies through ACISA as from the above-mentioned date.

Regulatory Matters

Introduction

Telefónica Argentina operates in a regulated industry. The operation of telecommunications systems in Argentina has been and is subject to laws and regulations.

The provision of telecommunications services is regulated by the Secretary of Communications and supervised by the National Communications Commission, subject to the participation in certain cases of the Undersecretary of Competition, Deregulation and Consumer’s Defense (the Subsecretaría de la Competencia, la Desregulación y la Defensa del Consumidor). The Secretary of Communications establishes the legal framework and policies. The National Communications Commission enforces the legal framework and policies and supervises the telecommunications industry. The Undersecretary of Competition, Deregulation and Consumer’s Defense enforces and supervises competition and consumers’ protection regulations.

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

During November 2003 a National Conference on Telecommunication Services was held. The National Conference on Telecommunication Services was organized by the Secretary of Communications and the Chairs of the Communications Committees of the Senate and the Chamber of Deputies. The purpose of the Conference was to give every party in the telecommunication industry the opportunity to give its opinion in order to prepare a proposal for a new telecommunications law. To the best of our knowledge the proposed law has not been drafted at the time of this Annual Report.

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

Decree No. 264/98 also established a period of transition to competition in the telecommunications industry and provided a schedule for other liberalization of competition that included:

•	the immediate opening to competition of public telephone services pursuant to regulations that were to be issued by the Secretary of Communications; and

•	beginning June 21, 1998, the opening to competition of rural telephone services.

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

Current Regulatory Environment

On September 3, 2000, the Argentine government issued Decree No. 764/00, which, in the context of the deregulation of the access to the telecommunications market, approved the Rules for Licenses for Telecommunications Services, the Rules for Interconnection, the Rules for Universal Service and the Rules for the Administration, Management and Control of the Radio electric Spectrum. These rules constitute the current regulatory framework applicable to Telefónica Argentina. The above-mentioned rules address, among other issues, the requirements to obtain the licenses to render telecommunications services; the conditions to establish tariffs and the providers’ obligations; the technical and economic aspects for interconnection to the networks of different providers; the programs, administration and economic issues of Universal Service; and the principles that will govern the management and control of the radio electric spectrum. On September 19, 2000, Telefónica Argentina filed a petition against certain specific issues of Decree No. 764/00. There has not yet been a ruling on these issues. As of the date of this Annual Report, the Secretary of Communications has not yet issued the General Rules regarding Restrictive Practices in Competition and Cross-Subsidies mandated by the provisions of Decree No. 264/98.

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

The Transfer Contract also contemplates the possibility of automatically adjusting rates in view of extraordinary unforeseen events as therein defined, or events or acts by the Argentine government that materially affect Telefónica Argentina’s economic and financial equation contemplated in the Telefónica Argentina’s Transfer Contract.

In January 2002, the Public Emergency Law introduced significant changes to the agreements executed by the Argentine government, including those regarding public works and services, such as Telefónica Argentina’s rate agreements. This law mandates that the prices and tariffs resulting from such agreements shall be converted into pesos at a rate of one peso per U.S. dollar and frozen, not permitting indexation of any kind. It also authorizes the Argentine government to renegotiate the above-mentioned contracts, taking into account the following criteria in relation to public utility services:

•	the impact of the tariffs on the competitiveness of the economy and on the distribution of income;

•	service quality and investment plans, when such issues are included in the pertinent agreements;

•	the interest of users and the access to the services;

•	the security of the systems; and

•	the profitability of the companies affected thereby.

On February 12, 2002, the Argentine government issued Decree No. 293/02, which entrusts the Ministry of Economy with renegotiation of public services agreements affected by the Public Emergency Law, including agreements governing the provision of basic telephone services. Proposed agreements or recommendations resulting from the renegotiation process and executed by the Ministry of Economy were to be submitted to a special commission created within the Argentine Congress for its consideration, although the commission’s opinion shall not be binding upon the parties. Telefónica Argentina fulfilled the filing of the information required by the Argentine government, which included proposals as to how to adjust Telefónica Argentina’s tariffs in light of the economic crisis.

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

In order to assist public utility companies in the renegotiation process, the Ministry of Economy issued procedural guidelines establishing a schedule comprised of four phases:

•	informal meetings with the relevant parties to discuss the renegotiation process;

•	presentations by public utility companies explaining how they have been impacted by the crisis and submitting proposals for possible solutions;

•	discussion and analysis of the proposals; and

•	submission of proposed agreements to the Ministry of Economy for consideration.

Pursuant to the process established for the renegotiations, Telefónica Argentina submitted a proposal regarding its tariff regime. Telefónica Argentina proposed that the Argentine government reinstate the tariff regime that was suspended in 1991 provided for under the Transfer Contract, reinstating the peso-denominated tariffs indexed to the monthly Argentine consumer price index. Under Telefónica Argentina’s proposal, if there were significant differences between the Argentine consumer price index and the variation of the U.S. dollar/peso exchange rate as stated in the Transfer Contract, the tariffs would be adjusted by applying a formula equal to 40% of the monthly variation in the exchange rate of the U.S. dollar and 60% of the variation of the monthly consumer price index in Argentina. Telefónica Argentina also proposed alternative approaches to achieve a tariff regime that would reflect current prices while considering the present general situation of the consumer, including a transitional tariff regime that would ease tariffs from the current fixed tariffs to the tariffs calculated as described above in accordance with the Transfer Contract. The relationship between variables determining Telefónica Argentina’s revenues and expenses is currently mismatched as a result of the pesification and freezing of Telefónica Argentina’s tariffs within the context of a potentially inflationary economy and may continue to be mismatched depending upon the outcome of Telefónica Argentina’s pending tariff renegotiation with the Argentine government. Telefónica Argentina’s tariff renegotiation proposal attempts to achieve the relationship between variables determining revenues and costs, i.e. the “economic and financial equation” contemplated by Telefónica Argentina’s Transfer Contract.

In our and Telefónica Argentina’s management’s opinion and in the opinion of Telefónica Argentina’s legal counsel, the changes in the Argentine economic model experienced since the beginning of 2002, including the enactment of the Public Emergency Law, the depreciation of the Argentine peso against the U.S. dollar, the increase of domestic prices and the pesification and freezing of tariffs, constitute extraordinary economic events that modified the economic and legal framework established by the Convertibility Law. Such events have significantly changed Telefónica Argentina’s economic and financial equation contemplated in the Transfer Contract and so justify an adjustment of the tariff regime to reflect the currently prevailing circumstances, such adjustment being fully in agreement with the principles set forth in the List of Conditions and the Transfer Contract, so as to ensure a regular, continued and efficient service supply. The Transfer Contract contemplates the possibility of automatically adjusting tariffs in view of extraordinary unforeseen events as therein defined, or events or acts by the Argentine government that materially affect Telefónica Argentina’s economic and financial equation contemplated by Telefónica Argentina’s Transfer Contract. The Transfer Contract also provides for Telefónica Argentina’s compensation from the Argentine government to Telefónica Argentina when extraordinary events take place, including acts and decisions by the Argentine government, such as a freeze on tariffs or price controls, and the procedures to be followed to collect such compensation.

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

On January 29, 2003, the Argentine government issued Decree No. 146/03, which establishes a temporary tariff adjustment for the provision of energy and gas services. However, such measure has been judicially challenged and currently suspended by an injunction. Telefónica Argentina has requested the interim adjustment of its tariffs, but no decision has been reached on such issue. We cannot assure you that Telefónica Argentina will obtain the temporary adjustment of its tariffs, or even if Telefónica Argentina obtains it, we cannot assure you that such adjustment will not be judicially challenged.

On July 3, 2003, through Decree No. 311/03 a Renegotiation and Analysis of Public Utilities Agreements Commission was created, which is to be headed by the Minister of Economy and the Minister of Production, National Planning, Public Investment and Services. Such Commission will be in charge of the renegotiation of the tariffs through the Renegotiation of Public Works and Services Agreements Committee created by Decree No. 293/02.

On October 21, 2003, Law No. 25,790 became effective, extending the term for the renegotiation of the agreements for public works and utilities until December 31, 2004. The National Executive Power is responsible for submitting the proposals to the Argentine Congress, which will have to approve such proposals within 60 calendar days counted from its receipt. In the event such period expired without Congress having reached a decision, the proposal shall be deemed accepted. If the proposal is rejected, the National Executive Power shall resume the process of renegotiating the relevant agreements.

This law also established that the decisions made by the National Executive Power during the renegotiation process shall not be limited by, or subject to, the stipulations contained in the regulatory frameworks currently governing the concession or licensing agreements for the respective public utilities. Renegotiation agreements may cover some aspects of concession or licensing agreements and may contain formulas to adjust such agreements or temporarily amend them. The law includes the possibility of agreeing upon periodic reviews, as well as the establishment of conditions regarding the quality parameters applied to services.

If there are temporary amendments, such amendments must be taken into consideration in the final agreements reached with holders of concessions or licenses. The legal provisions do not authorize licensees of public utilities to be suspended or altered as to compliance with the duties.

Pursuant to Resolution 93/04 issued on February 16, 2004, the Secretary of Energy established energy service tariff adjustments applicable for small industries, medium-sized businesses, large industries and big commercial centers. These tariff increases are not applicable to family houses and small businesses. The tariff increases are from 15% up to 35% depending on the customer to whom the increase is applied. In addition, Decree 181/2004 established tariff adjustments for gas services applicable for industrial and heavy customers of 14% to 25%. The decree allows an adjustment to natural gas tariffs applicable for certain users to permit the pass through of the higher cost of natural gas in well-head. Decree 181/2004 expressly specifies that in no case this adjustment would affect natural gas transportation and distribution tariffs. As of the date of this Annual Report, there has not been any tariff adjustments for telecommunication services.

According to the opinion of our and Telefónica Argentina’s management and Telefónica Argentina’s legal counsel, under general administrative law principles applicable to the Transfer Contract and List of Conditions, future tariffs should be fixed at a level which is sufficiently fair to cover service costs so as to preserve a regular, continued and efficient public telephone service supply within the legal framework by which the Transfer Contract is governed. Nevertheless, no assurance can be given that the Argentine government will adopt this position. It is possible that such tariff regime will not maintain the value of Telefónica Argentina’s tariffs in U.S. dollars or constant pesos over time in accordance with any past and potential future increases in the general price levels. If as a result of the renegotiation, future tariffs evolve at a pace that does not allow restoration of Telefónica Argentina’s economic and financial equation that both the List of Conditions and the Transfer Contract intend to preserve, such tariff regime would have a material adverse effect on our and Telefónica Argentina’s future financial position and results of operations. As of the date of this Annual Report on Form 20-F, our and Telefónica Argentina’s management are unable to foresee the final result of the renegotiation under the Public Emergency Law or when or what tariff regime will be in effect in the future. Telefónica Argentina does not know when the renegotiations will be concluded and whether they will be concluded in a manner that would not have a material adverse effect.

The Ministry of Economy, by Resolution No. 72/03 issued in February 2003, approved a method to calculate and transfer to Telefónica Argentina’s clients the impact of the tax on bank checking account transactions introduced by Law No. 25,413 that is paid by Telefónica Argentina on or after the effective date of such resolution. Resolution No. 72/03 explicitly referred to the Transfer Contract as a basis for approving such method. Telefónica Argentina believes that the position that the Ministry of the Economy took in this resolution is consistent with Telefónica Argentina’s proposal and understanding of Telefónica Argentina’s rights under the Transfer Contract. According to Resolution 72/03, any such tax paid before that date should be included in the contract renegotiation required under the Public Emergency Law.

Rate Regulations

Decree No. 764/00 establishes that providers of telephone services may freely set rates and/or prices for their services, which shall be applied on a nondiscriminatory basis. However, until the Secretary of Communications determines that there is effective competition for telecommunications services, the “dominant” providers in such areas, which includes Telefónica Argentina, must respect the maximum tariffs established in the General Rate Structure. Below the values established in such tariff structure, such providers may freely set their rates by areas, routes, long-distance legs and/or customer groups. To determine the existence of effective competition, the dominant providers must demonstrate that other providers of the same service obtained 20% of the total revenues for such service in the local area of the basic telephone service involved. Effective competition will be considered to exist in the provision of national or international long-distance services for calls originated in a local area covered by basic telephone service when the customers in such area are able to choose, through the dialing selection method, among more than two service providers, if each of them offers more than one long-distance destination.

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

In April 2000 and March 2001, Telecom, the Secretary of Communications, and Telefónica Argentina executed rate agreements, which, subject to the approval by the Ministry of Economy, provided the terms under which the price caps would be applied:

1.	Price cap as of November 8, 2000: The Secretary of Communications established that the rate reduction for the period November 2000 to November 2001 would amount to 6.75%. The reduction would be applied through discount plans that were effective from March 2000 (commercial and government basic tariffs, local measured service, and the application of certain preferential rates of internet access), the non-application of charges set forth in Resolution No. 2,926/99 until November 8, 2001 and the non-application during such year of the two semiannual adjustments to the pulse value for the above-mentioned U.S. consumer price index. Given that such plans were brought into effect ahead of schedule, the accumulated effects of the above-mentioned rate reductions would be applied to the computation of price caps for the periods beginning November 2000, 2001 and 2002 adjusted at an interest rate of 12% per year.

Furthermore, it was established that the difference between the effect of the discounts already granted and that of a 6% reduction would be applied on November 8, 2000 across different items of the rate structure, and the additional 0.75% reduction to be applied as defined by the licensees.

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

Although the reductions mentioned in point 1 above and the early reductions referred to in point 2 above are being applied by Telefónica Argentina, the related agreements have not yet been approved by the Ministry of Economy. As of the date of this Annual Report, the effect of the discount plans implemented has not been established as compared to the rate reduction percentages provided by such agreements, and the Secretary of Communications has not approved how to apply the rate reduction mentioned in point 1.

On the other hand, in relation to the lawsuit filed by Consumidores Libres Cooperativa Limitada de Provisión de Servicios Comunitarios ( “Consumidores Libres”), on October 4, 2001, a Federal Court of Appeals issued a temporary injunction requested by Consumidores Libres ordering Telefónica Argentina, Telecom and the Argentine government to refrain from applying the corrections set forth in the rate agreements approved by Decree No. 2,585/91 until a final judgment is rendered in the case. See Item 8: “Financial Information—Legal Proceedings—Other Claims”.

In our and Telefónica Argentina management’s opinion and the opinion of Telefónica Argentina’s legal counsel, the outcome of the issues related to the rate agreements of April 2000 and March 2001 and the lawsuit filed by Consumidores Libres could affect only the maximum tariffs for future services that Telefónica Argentina is authorized to charge its customers regarding services, areas or customers in which the Argentine government did not declare the existence of effective competition. As of December 31, 2003, these maximum tariffs are determined by applying to tariffs effective as of November 7, 2000, the discounts applied in order to implement the price caps related to November 8, 2000 and November 8, 2001 under the above-mentioned rate agreements.

Under the price cap mechanism currently in effect, the rate reduction percentage and the services to which such reductions will eventually apply depend on the final approval of the above-mentioned rate agreements, and on the outcome of the legal proceedings commenced by Consumidores Libres regarding the effective tariff system. Based on current tariff regulation mechanisms, and considering Telefónica Argentina’s defense described in Item 8: “Financial Information—Legal Proceedings—Other Claims” against the above-mentioned legal proceedings, in our and Telefónica Argentina management’s opinion and in the opinion of Telefónica Argentina’s legal counsel, the outcome of these issues will not have a negative impact on Telefónica Argentina’s financial position or a material adverse effect on our results of operations.

In addition, Decree No. 764/00 reduced, as of November 2000, the interconnection charges for the origin and destination of calls in local areas to 1.1 Argentine cents per minute for those districts with more than 5,000 inhabitants or a telephone-set density above 15 telephones for every 100 inhabitants, to 1.3 Argentine cents per minute for the remaining districts and for those areas included in the original license of independent operators, and to 0.30 cents per minute for the transit within local areas. A 3% semiannual “price cap” reduction was applied during the first two years after these rules and regulations became effective. By virtue of the Public Emergency Law, the interconnection charges related to origin and destination of the calls were pesified at the rate of Ps.1.00 per U.S. dollar, and during 2003 most of these private contracts were adjusted by CER.

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

On December 1, 1999, the Secretary of Communications issued Resolution No. 4,269/99, which finally determined the excess revenue amount as Ps.18 million rather than the preliminary amount of Ps.14 million for the two-year period between February 1997 and February 1999, as previously determined by the Secretary of Communications. As Resolution No. 18,968/99 similarly provided, Resolution No. 4,269/99 states that the National Communications Commission will determine the form and time of implementation of the corresponding tariff reduction. Telefónica Argentina has filed an appeal for review and modification of Resolution No. 4,269/99, on the grounds that the calculation method used by the Secretary of Communications to determine the impact of the tariff restructuring established by Decree No. 92/97 is flawed. As of the date of this Annual Report, such appeal has not been resolved and the National Communications Commission has not determined the rules for its implementation.

In our and Telefónica Argentina management’s opinion and in the opinion of Telefónica Argentina’s legal counsel, the outcome of the issues related to the tariff restructuring could only affect the maximum tariffs for future services that Telefónica Argentina is authorized to charge its customers regarding services, areas, or customers in which the Argentine government did not declare the existence of actual competition. Therefore, in our and Telefónica Argentina management’s opinion and in the opinion of Telefónica Argentina’s legal counsel, the outcome of these issues will not have a negative impact upon Telefónica Argentina’s financial position or a material adverse effect on our results of operations.

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

In responding to consumer demand for new line installations and to meet the average waiting time requirement, Telefónica Argentina performed line installations in excess of those required in the List of Conditions. As of December 31, 2003, its backlog of pending applications for service was 22,200 lines.

Revocability of Telefónica Argentina’s License

Telefónica Argentina’s License is revocable in the case of serious noncompliance with certain obligations. The List of Conditions and the Transfer Contract set forth certain obligations of which the following are still in effect:

•	assets transferred to Telefónica Argentina for use in providing telecommunications services may not be sold, assigned, transferred or encumbered in any way without the approval of the Secretary of Communications;

•	we and certain other shareholders of Cointel are required to retain a specified interest in Cointel’s common stock, and Cointel is required to own Class A shares representing 51% of Telefónica Argentina’s total capital stock except if otherwise approved by the Secretary of Communications;

•	Telefónica Argentina must provide a certain level of basic telephone services and maintain its principal place of business in Argentina;

•	Telefónica Argentina must maintain certain service quality standards; and

•	Telefónica Argentina must avoid liquidation.

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

On December 20, 2001, the Ministry of Economy issued the Carrier Selection Rules for long-distance calls, which require carriers to make their networks and equipment available to provide the selection services within 80 days following the publication of these rules. Accordingly, customers will be able to opt for their long-distance provider by dialing a specific three-digit code number. This new system will co-exist as an alternative for the presubscription provider for the line that originates a long-distance call at the time of making each call. On February 4, 2003, the Ministry of Economy issued Resolution No. 75/03, compelling providers to make available the carrier selection for fixed and mobile services within 120 days. As of the date of this Annual Report, Telefónica Argentina’s networks and equipment are available to provide the selection services, but no operator has asked Telefónica Argentina for such type of interconnection.

Interconnection

Decree No. 764/00 approved the Rules for National Interconnection and established the interconnection standards and conditions with which telephone service providers must comply without affecting preexisting agreements. These Rules for National Interconnection establish that:

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

Regulations Affecting the Radioelectric Spectrum

The Rules for Management and Control of the Radioelectric Spectrum establish the procedure for the granting of a frequency license when there are multiple bidders or if frequencies are or may become scarce, and establish that licensees may operate the frequencies nationwide only when it is strictly necessary. Telefónica Argentina has numerous licenses to use various distinct radioelectric bands. Telefónica Argentina does not have assigned radioelectric bands in certain areas.

Universal Service Funding

Decree No. 764/00 approved the new Universal Service Rules and Regulations to promote the access to telecommunications services by customers either located in high-cost access or maintenance areas or with physical limitations or special social needs. Such rules and regulations establish that the deficit for the provision of these services will be through a “Universal Service Fund”, to be financed by all telecommunications providers (including Telefónica Argentina) through the payment of 1% of total revenues for telecommunications services, net of any direct tax applicable on them. The regulation adopts a “pay or play” mechanism for compliance with the mandatory contribution to the Universal Service Fund, although it also establishes a mechanism for exemption from contribution for basic telephone service licensees that takes into consideration loss of revenues and market share. Payment of contributions required to be made by service providers may be substituted with the provisions of services, included in the initial programs or in accordance with any of a number of programs that may be approved by the Secretary of Communications with the participation of the Secretary of Competition, Deregulation and Consumer’s Defense. The obligations in connection with this regulation became effective on January 1, 2001. Nevertheless, as of the date of this Annual Report, the Secretary of Communications has not yet ruled on the mechanism by which Telefónica Argentina should recover the cost incurred for rendering these services.

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

The following is a list of our direct and indirect investees as of the date of this Annual Report, not including our passive investments in ATCO and ACISA.

Name	Country of incorporation or residence	Ownership interest		Voting power held if different from ownership interest
Compañía Internacional de Telecomunicaciones S.A.	Argentina	50.0	%(1)	N/A
Telefónica de Argentina S.A.	Argentina	32.4	%(2)	N/A

(1)	Not considering the preferred stock
(2)	Indirect ownerships interest

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

D. Property, Plant And Equipment

Telefónica Argentina’s principal properties consist of transmission plants, including outside plant and trunk lines, and exchange equipment. These properties have historically been and continue to be located throughout the Southern Region, principally in the province of Buenos Aires, but in connection with the recent extension of Telefónica Argentina’s service area to the Northern Region, are also located to a lesser extent in that region of Argentina. Of Telefónica Argentina’s net book value of its total outside plant, property and equipment as of December 31, 2003:

•	Telefónica Argentina’s outside plant, including external plant, transmission and switching equipment represented approximately 76.3%;

•	construction in progress, materials and prepayment to vendors represented approximately 4.1%;

•	land and buildings represented approximately 18.6%; and

•	furniture, cars and office equipment represented approximately 1.0%.

A substantial portion of Telefónica Argentina’s assets may be considered to be dedicated to the provision of an essential public service, and, therefore, under Argentine law, would not be subject to attachment, execution or other legal process.

The Transfer Contract requires Telefónica Argentina to register title to all registrable property that it acquired from ENTel prior to the second anniversary of the Transfer Date. Although the period originally providing for the transfer of title to this property lapsed on October 27, 1994, ENTel issued Resolution No. 96/94, extending indefinitely the period for the transfer of title. Under the terms of this Resolution, ENTel must give 60 days’ notice to Telefónica Argentina prior to terminating the registration period. Under Resolution No. 96/94, Telefónica Argentina may claim the same indemnity for real property not conveyed to Telefónica Argentina prior to the expiration date set forth in the original Transfer Contract.

As of December 31, 2003, this property had a book value of approximately Ps.618 million (based on net book value at that date), but Telefónica Argentina had registered property with a book value of approximately Ps.540 million in its name (in pesos restated for inflation until February 28, 2003).

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

Fixed assets relating to Telefónica Argentina’s telecommunications business were assessed for impairment based on their recoverable value on the basis of Telefónica Argentina’s management’s best estimate of future cash flows of its telecommunications business, considering current information and future telephone service rates estimates. The relationship between variables determining Telefónica Argentina’s revenues and expenses is currently mismatched as a result of the pesification and freezing of Telefónica Argentina’s tariffs in the context of a potentially inflationary economy and may continue to be mismatched depending upon the outcome of its pending tariff renegotiation with the Argentine government. Telefónica Argentina’s tariff renegotiation proposal attempts to achieve the relationship between variables determining revenues and costs, i.e., the “economic and financial equation”, contemplated in Telefónica Argentina’s Transfer Contract. Consequently, whether our participation in the recorded amount of fixed assets by Telefónica Argentina and the minimum presumed income tax credit as of December 31, 2003 of Ps.2,376 million pesos and of Cointel’s goodwill of Ps.161, amount considering indirect equity interest in Telefónica Argentina, and our goodwill in Cointel of Ps.531 million is fully recoverable, depends on the final effect that the outcome of the tariff re-negotiation may have on Telefónica Argentina’s economic and financial equation and, consequently, in our economic and financial equation. See “—Regulatory Matters—Rates”.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

General

In addition to the management discussion below, you should carefully read our Holding Annual Financial Statements and selected financial data included elsewhere in this Annual Report for additional information about us.

We prepare our financial statements in accordance with Argentine GAAP. Argentine GAAP differ from U.S. GAAP, for example, inflation accounting. See Item 3: “Key Information—Selected Financial Data” and Note 15 to our Holding Annual Financial Statements, which describe the principal differences between Argentine GAAP and U.S. GAAP that apply to us.

Multiple Holding Company Structure

We are a holding company primarily engaged, through related companies in the Telecommunications Business in Argentina.

We conduct our Telecommunications Business through our 50.0% interest in Cointel, which controls Telefónica Argentina through its ownership of 100% of Telefónica Argentina’s Class “A” shares and 40.2 million of Telefónica Argentina’s Class “B” shares of Telefónica Argentina, for a total of 64.8% of Telefónica Argentina’s capital stock.

Until 2001, we conducted our Media Business in Argentina through our 26.8% ownership interest in Atco. Atco is a holding company with a direct and indirect interest in broadcast television companies and in radio stations. Likewise, we hold a 26.8% ownership interest in ACISA. ACISA is a holding company that until 2001 held a direct and indirect interest in broadcast television companies.

Until 2001, we also conducted our Media Business through our 20.0% interest in TyC, a provider of sports and entertainment programming in Argentina. In May 2001, we transferred to ACH, an affiliate of the Participating Shareholders, our ownership interest in TyC. Additionally, we were engaged in the cable television business through our indirect 35.9% interest in Cablevisión. On December 15, 2000, we transferred to ACH, our ownership interest in SHOSA, whose main asset, as of the disposition date, was its ownership interest in Cablevisión. See Item 4: “Information on the Company—History and Development of the Company”.

On April 11, 2000, certain of our shareholders as of such date and Telefónica entered into a Stock Exchange Agreement, whereby, after certain conditions precedent were met, on December 15, 2000, such shareholders transferred to Telefónica 80.9% of our capital stock, representing 84.7% of our total votes in exchange for Telefónica common shares issued. On June 29, 2001, Telefónica informed us that, on May 8, 2001, it transferred to TISA, Telefónica’s wholly owned subsidiary, all of Telefónica’s 80.9% equity interest in us. Additionally, as a result of several transactions described in Item 4: “Information on the Company- History and Development of the Company– Voluntary Capital Reduction”, TISA’s equity interest in us, increased from 80.9% to 99.96%.

Our income and our companies, accounted for by the equity method, is affected by the items of consolidated income and expenses of the companies owned directly by us. Our net income and such companies’ net income are also affected by consolidated income and expense items attributable to their respective activities (e.g., interest income, interest expense, general and administrative expenses, taxes). Consequently, the analysis set forth below includes: (i) the discussion of our results of operations that takes into consideration our share in the net income of holding companies and operating companies which we own as well as the income and expenses attributable to our operations, and (ii) a discussion of the consolidated results of operations of Cointel which focuses on a discussion of the results of operations of Telefónica Argentina. The amounts in million of Argentine pesos contained in Operating and Financial Review and Prospects have been rounded up or down in order to facilitate the footing of notes and tables in which they are included. The effect of such rounding is not material.

Financial Periods Covered

We and certain of our related companies (including Cointel and Telefónica Argentina) are subject to the reporting rules imposed by the CNV on companies subject to its regulation. In general, such rules require that such companies report their quarterly financial results within 42 days after the end of their fiscal quarters and their annual financial results within 70 days after the end of their fiscal years or, for both cases, two days following their approval by the respective Board of Directors whichever occurs first. Until the fiscal year ended December 31, 2001, since our related companies tended to report their financial statements as of the end of required filing terms, we valued our interest in such investments under the equity method of accounting, using the financial statements of such companies with a three-month lag with respect to our financial statements closing date, adjusted for significant events occurred in the three-month lag. As a result of the transactions described in “Agreement between that Former Principal Shareholders and Telefónica”, we have sold our interests in such investees, other than our interest in Cointel, Atco and ACISA, companies indirectly controlled by Telefónica. Therefore and since we are able to obtain Cointel’s Financial Statements as of the date of issuance of our own financial statements, we have eliminated the effect of the abovementioned three-month lag as of December 31, 2003 and 2002, and valued our investment in Cointel by the equity method, calculated on the basis of Cointel’s Financial Statements as of the Holding Annual Financial Statements closing date. See Note 2.5.c) to Holding Annual Financial Statements for the years ended December 31, 2003, 2002 and 2001.

Factors Affecting Our Results of Operations

Overview

The Argentine economy had been mired in a severe economic recession that began in the second half of 1998. Argentina’s GDP has fallen every year since then, culminating in a decrease in 2002. In 2002, the peso had devalued by 237.0% (having reached 290% as of June 25, 2002) and Argentina experienced a rise in the wholesale price index of 118%. In 2003 the peso was appreciated by 13.1%, the price index grew 3.7% and the GDP growth was 8.7%.

	December 31,
	2003	2002	2001	2000	1999
Wholesale price index (annual % change)	2.0	118.0	(5.3)	2.4	1.2
Consumer price index (annual % change)	3.7	41.00	(1.5)	(0.7)	(1.8)

	December 31,
	2003	2002	2001	2000	1999
Gross domestic product (annual % change)	8.7	(10.9)	(4.4)	(3.4)	3.9

	December 31,
	2003	2002	2001(1)
Devaluation (Appreciation)(2) (annual % change)	(13.1)	237.0	0.0

(1)	From December 24, 2001 through January 10, 2002, Banco Nación did not publish an official exchange rate due to governmental suspension of the exchange market.
(2)	With respect to the U.S. dollar

Source: INDEC, Banco Nación.

Our results of operations and financial situation have been negatively impacted by drastic political and economic changes that took place in Argentina from 2002. Because the current political and economic environment is in flux, the following discussion may not be indicative of our current or future results of operations, liquidity or capital resources and may not contain all of the necessary information to help you understand the information contained in this discussion with results from previous or future periods. In particular, it may be difficult to discern trends from our historical financial statements or in future periods due to the following factors:

•	the volatility of the exchange rate; and

•	the reintroduction of inflation accounting and its subsequent suspension.

Accordingly, the following discussion should be read in conjunction with, and is qualified in its entirety by, the risk factors contained in this Annual Report. The most important factors affecting our results of operations were the following:

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

The Public Emergency Law eliminated the U.S. dollar – peso parity. Soon after, the Argentine government permitted the peso to float freely against the U.S. dollar with a resulting decline in its value. The devaluation has had a material adverse impact on our, Cointel’s and Telefónica Argentina’s results of operations as it was coupled with the pesification and freezing of the tariffs of Telefónica Argentina. In addition, all of our indebtedness and most of Cointel’s and Telefónica Argentina’s indebtedness is U.S. dollar denominated.

During 2002 we had a financial loss of Ps. 585 million as a consequence of the devaluation of the peso against the U.S. dollar by 237%, while during 2003 we had a financial gain of Ps. 255 million as a consequence of the appreciation of the peso against the U.S. dollar by 13.1%. In addition, almost all of our and Telefónica Argentina’s indebtedness is in foreign currency.

•	Inflation and Inflation Accounting

In 2002, Argentina experienced inflation of 41% and 118% measured in terms of the consumer price index and the wholesale price index, respectively. As a result of the high inflation, Argentine GAAP reintroduced inflation accounting. In 2003 Argentina experienced inflation of 3.7% and 2.0% measured in terms of the consumer price index and the wholesale price index, respectively. The most important impact of inflation on results was the incorporation into our operations statements of the effect of exposure of our monetary assets and liabilities to inflation and the restatement in constant currency of the rest of our operations statement accounts. The effect on our balance sheet and our shareholders’ equity was a restatement of non-monetary net assets of our investments in constant pesos. See “—Inflation Accounting” below.

The pesification and freezing of Telefónica Argentina’s tariffs, the changes in the Peso/U.S. dollar exchange rates, the inflation, the inflation accounting and the partial recovery of the economy are the main explanations for the variations in our and Cointel’s consolidated results in 2003 in comparison to 2002 and 2001. Other factors that adversely affected our and Cointel’s consolidated results of operations are:

•	Mandatory tariff renegotiation

The Public Emergency Law authorized the Argentine government to renegotiate public service contracts. As a result of the need to renegotiate with the Argentine government future tariffs, the amount of future telecommunications service revenues and net cash flows of Telefónica Argentina cannot be predicted with certainty. As of December 31, 2003, we valued our assets related to the direct and indirect ownership interest in the telecommunication business through Cointel and Telefónica Argentina considering the best information available to predict the future rate scheme and the amount of their future revenues and net cash flows. The relationship between variables determining Telefónica Argentina’s revenues and expenses is currently mismatched as a result of the pesification and freezing of Telefónica Argentina’s tariff in the context of a potentially inflationary economy and may continue to be mismatched depending upon the outcome of Telefónica Argentina’s pending tariff renegotiation with the Argentine government. Telefónica Argentina’s tariff renegotiation proposal attempts to achieve the relationship between variables determining revenues and costs, i.e., the “economic and financial equation”, contemplated in the Telefónica Argentina’s Transfer Contract. Consequently, whether the booked amount to such related assets as of December 31, 2003, comprising our goodwill amounting Ps.531 million, as well as of Cointel’s goodwill, which calculated considering our direct ownership interest in such company amount to Ps. 161 million and of Telefónica Argentina’s fixed assets and tax on minimum presumed income, considering our indirect ownership in such company amount Ps.2,376 million, are fully recoverable depends on the final effect that the outcome of the tariff re-negotiation may have on Telefónica Argentina’s, Cointel’s and consequently our economic and financial equation. See Item 4: “Information on the Company- Regulatory Matters- Rates” and Item 3: “Key Information- Risk Factors”.

•	Elimination of access to financing

As a result of the changes in Argentina, companies operating in Argentina have little access to either local or international financing. Telefónica Argentina was able to extend the maturity on most of its debt that became due in 2002 and 2003 but we, Cointel and Telefónica Argentina continue to face uncertainties in the ability to roll over our and their short-term debt and to refinance other debt that becomes due in 2004. See “—Liquidity and Capital Resources” below.

•	Recession in 2002, recovery process in 2003 and unemployment

The recession in 2002, and the unemployment and underemployment, coupled with the rise of inflation primarily in 2002 has led to a reduction of wages in real terms and a reduction in disposable income of all class sectors of the Argentine population that has resulted in a decrease in the number of clients that use Telefónica Argentina’s services and in a reduction on the usage per telephone line during 2002. In 2002 Telefónica Argentina’s lines in service were reduced by 140,000 due to services disconnections and also experienced a decrease in long-distance traffic of 30% in comparison to the twelve month period ended December 31, 2001. However, during 2003 Telefónica Argentina maintained the number of lines in service, and also experienced an increase in the traffic per line.

In response to these negative events Telefónica Argentina attempted to manage its cash flow and balance sheet to achieve high liquidity, while maintaining the quality of the services rendered. To that end it made the following changes:

•	Reduced its capital expenditures

Telefónica Argentina implemented a plan to reduce its capital expenditures rapidly. To that end it developed only those projects that are required to maintain the quality of its services, generate cash flow in the near term and are deemed by Telefónica Argentina to be high priority.

•	Reduced its operating costs

Telefónica Argentina renegotiated most of its contracts, especially those foreign-exchange linked contracts and eliminated discretionary costs. The goal of the renegotiations was to reduce costs, including reducing exposure of its costs to inflation and devaluation and adapting its costs to lower demand for its services. Telefónica Argentina has taken certain measures with respect to its suppliers’ contracts, including, among others, adjustments to service quality, changing the timing of delivery and services and their outright cancellation.

•	Implemented spending controls

Telefónica Argentina implemented a series of spending controls and took certain actions in order to decrease and to prevent expenses.

•	Increased its collection rates

Telefónica Argentina implemented new plans and collection policies for collecting receivables including disconnection policies tailored to each customer segment and tied its sales force’s incentives to collections rather than sales. As a result, it reduced the amount of its accounts receivable and uncollectibles and, consequently, reduced the collection risks.

•	Cash management and debt renegotiation

Telefónica Argentina implemented a series of actions to decrease the exchange rate risk on its current assets while managing its main accounts payable. In addition, Telefónica Argentina restructured a substantial portion of its debt, improving its maturity profile. As part of that strategy, Telefónica Argentina offered to exchange new notes due in 2007 and a cash payment for its then existing notes due in 2004 and to exchange new notes due in 2010 and a cash payment for its then existing notes due in 2008. Telefónica Argentina also offered to exchange (a) its new notes due in 2011 denominated in U.S. dollars and a cash payment for the 8.85% Series A notes of Cointel due 2004, and (b) new peso-denominated notes convertible into U.S. dollars in August 2004 due 2011 or new U.S. dollar-denominated notes due 2011 and a cash payment for the 10.375% Series B notes of Cointel due 2004. The Cointel Notes acquired in this exchange were transferred to TISA in exchange for a reduction in Telefónica Argentina’s short-term debt with TISA. As a consequence of it, as of December 31, 2003 TISA held Ps. 531 million (the equivalent of U.S.$170 million and Ps.32 million of Series A Notes and B Notes, including accrued interest, respectively) corresponding to Negotiable Obligations issued by Cointel.

Although Telefónica Argentina has adopted these measures to mitigate the effects of changes in its business, and certain indicators of the Argentine economy have started to stabilize, the future operating conditions are still uncertain because the regulatory framework in force has still not established guidelines that would allow assessing with a reasonable degree of certainty the effect future rates will have on Telefónica Argentina’s economic and financial equation. See Item 4: “Information on the Company—Regulatory Matters—Rates”.

Media Business

We look to Telefónica’s global media affiliate, Telefónica Contenidos, to set the business strategy for Atco and ACISA. We consider Atco and ACISA to be passive investments.

On the basis of financial information furnished by Atco to us as of December 31, 2003, Atco presents negative shareholders’ equity. Also, given that we are under no obligation to make capital contributions to Atco for the purpose of restoring the latter’s negative shareholders’ equity, we valued our investment in Atco as of December 31, 2003 at nil, to adjust it to its estimated recoverable value, and did not book any related liability. Additionally, as of December 31, 2003, we decided to value the investment in ACISA at nil, to adjust it to its recoverable value pursuant to information available as of such date. See Note 5.1.b) to the Holding Annual Financial Statements for the years ended December 31, 2003, 2002 and 2001.

Effects on Our Results of Operations and Liquidity in Future Periods

The situation in Argentina remains highly volatile. Although there were macroeconomic improvements in Argentina during the second half of 2003, including a deceleration of the inflation in wholesale price index and increases in the value of the peso against the U.S. dollar, we continue to operate in a very difficult and volatile environment. In particular, we expect that the following circumstances may have a material effect on our results of operations in future periods:

•	the outcome of the renegotiations of Telefónica Argentina’s tariffs with the Argentine government;

•	the uncertainty generated by our need to roll over our, Cointel’s and Telefónica Argentina’s current liabilities and to continue obtaining waivers from TISA ;

•	the competition;

•	how the government will regulate Telefónica Argentina’s business, including tariffs; and

•	the macroeconomic situation in Argentina, including inflation, devaluation and unemployment.

In particular, our results of operations are very susceptible to changes in the peso/dollar exchange rate because Telefónica Argentina’s primary assets and revenues are denominated in pesos while substantially all of Telefónica Argentina’s liabilities and main capital expenditures are denominated in dollars.

In addition to these circumstances, changes in Argentina may have other unforeseen consequences that could negatively impact our results of operations and financial position. We cannot assure you that other laws that negatively affect our operations will not be introduced.

Inflation Accounting

As a result of the inflationary environment in Argentina in 2002 (there was an increase in the applicable index for restatement of financial statements (wholesale prices) of 118% in the period January through December 31, 2002) and the conditions created by the Public Emergency Law, the CPCECABA approved on March 6, 2002, Resolution Mesa Directiva (“MD”) No. 3/2002 applicable to financial statements for fiscal years or interim periods ending on or after March 31, 2002. Resolution MD No. 3/2002 required the reinstatement of inflation accounting in financial statements in accordance with the guidelines contained in Technical Resolution No. 6 with the changes recently incorporated by Technical Resolution No. 19 issued by the FACPCE and adopted by Resolution Consejo Directivo (“CD”) No. 262/01 of the CPCECABA, which provides that all recorded amounts be restated by changes in the general purchasing power through August 31, 1995, as well as those arising between that date and December 31, 2001 stated in currency as of December 31, 2001.

On July 16, 2002, the Argentine government issued Decree 1,269/02 repealing Decree 316/95, instructing the CNV, among other regulatory matters, to issue the necessary regulations for the delivery to such authorities of balance sheets or financial statements prepared in constant currency. On July 25, 2002, under Resolution No. 415/02, the CNV reinstated the requirement to submit financial statements in constant currency. However, on March 25, 2003, the National Executive Power issued Decree No. 664/03 repealing the provisions related to the inflation adjustment established by Decree No. 1,269/02 and ordering the CNV, among others, to issue any applicable regulations to ensure that no balance sheets or financial statements in constant currency are accepted. Therefore, on April 8, 2003, Resolution No. 441/03 of the CNV set forth that from March 1, 2003, the restatement of financial statements in constant currency should be discontinued.

As required by Decree 316/95, the financial statements as of and for the fiscal years ended December 31, 2001, 2000 and 1999, were not restated to reflect changes in the Argentine wholesale price index published by the INDEC corresponding to periods between September 1995 and December 2001. However, for comparative purposes, figures presented in this Annual Report corresponding to balance sheet data as of December 31, 2002, 2001 and 1999 and statement of operations and cash flow data for the fiscal years ended December 31, 2002, 2001, 2000 and 1999 are restated to reflect the effects of inflation from January 1, 2002 to February 28, 2003 of 122.2%, based on the wholesale price index. See Note 2.3 to Holding Annual Financial Statements.

On December 2, 2003 under Resolution CD No. 190/03 the CPCECABA discontinued the application of the restatement for inflation into constant currency set forth in Technical Resolution No. 6 from October 1, 2003, considering that the conditions related to the application of the restatement for inflation continued until September 30, 2003.

Critical Accounting Policies

This operating financial review and prospects is based upon our Holding Annual Financial Statements, which have been prepared in accordance with accounting principles generally accepted in Argentina except for the computation of inflation accounting through February 28, 2003, as required by CNV. The preparation of financial statements in accordance with generally accepted accounting principles requires our management to make estimates. Ultimate results could differ from those estimated if our estimates or assumptions used in these estimates do not actually occur.

We believe the following represents our critical accounting policies. Our accounting policies are more fully described in Notes 2, 4 and 7 to Holding Annual Financial Statements. The most critical accounting policies adopted in preparing the Holding Annual Financial Statements relate to:

•	the appropriateness of depreciable lives for each category of fixed assets of Telefónica Argentina.

We believe that the accounting estimate related to the establishment of asset depreciable lives is a “critical accounting estimate” because: (1) it requires management to make assumptions about technology evolution and competitive uses of assets, and (2) the impact of changes in these assumptions could be material to our financial position, as well as our results of operations. Management’s assumptions about technology and its future development require significant judgment because the timing and impacts of technology advances are difficult to predict.

•	the evaluation of the recoverability of the goodwill generated by our investment in Cointel and Cointel’s Goodwill generated by its investment in Telefónica Argentina;

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

Argentine GAAP and U.S. GAAP require that the recorded value of assets be evaluated for impairment against its recoverable value which for a long-lived asset is generally defined as its economic use value. Both sets of accounting standards require that, if an impairment indicator is present, we must assess whether the carrying amount of the asset is unrecoverable by estimating the sum of the future cash inflows less the future cash outflows that are expected to be necessary to obtain those inflows expected to result from the asset, without interest charges. If the carrying amount is greater than the recoverable amount, an impairment charge must be recognized, based on the fair value of the asset. We use the expected cash flows method for tariff projections for the U.S. GAAP impairment test. We believe that the accounting estimate related to asset impairment is a “critical accounting estimate” because: (1) it requires our management to make assumptions about future revenues (including different projections) and costs over the life of the asset; and (2) the impact of recognizing an impairment could be material to our financial position, as well as our results of operations. Management’s assumptions about future revenues require significant judgment because our and Telefónica Argentina’s actual revenues have fluctuated in the past and may continue to do so especially due to the pending tariff renegotiation.

In estimating future revenues, we mainly use our internal business forecasts and additionally any current information we may have regarding changes in significant variables affecting such forecasts. We develop our forecasts based on recent revenue data for existing products and services, planned timing of new products and services, the estimated timing and amounts of tariff increases and other industry and macroeconomic factors.

We have estimated based on current assumptions that the carrying amount of Telefónica Argentina’s fixed assets for the telecommunications business and minimum presumed income tax credit of Telefónica Argentina of Ps.2,376 million (amount calculated considering our ownership indirect interest (32.4%) in Telefónica Argentina) as of December 31, 2003 under Argentine GAAP are fully recoverable under the provisions for valuation of long-lived assets, which is based on our current estimates of future cash flows within the scope of the Transfer Contract but such future cash flows will depend on the effect that the final outcome of Telefónica Argentina’s tariff renegotiation may have on Telefónica Argentina’s economic and financial equation:

•	the creation of reserves for contingencies in Telefónica Argentina assessed as likely by its management, based on its estimates and the opinion of legal counsel (see Note 2 to the Cointel’s Consolidated Annual Financial Statements with respect to unreserved contingencies);

•	the creation of allowances of Telefónica Argentina, amounting to Ps.224 million set up mainly to cover the estimated doubtful accounts, based on our estimates of possible future collection terms and conditions;

•	management assesses the recoverability of deferred tax assets on the basis of estimates of our future taxable income. The recoverability of deferred tax assets ultimately depends on our ability to generate sufficient taxable income during the periods in which such temporary differences are expected to become deductible or for the recovery of cumulative tax loss carryforward. In making its assessment, our Management considers the scheduled reversal of deferred tax liabilities, projected taxable income and tax planning strategies. This assessment is carried out on the basis of a series of internal projections which are updated to reflect the most recent operating trends. In accordance with the applicable accounting standards, a deferred tax asset must be recognized when its future deductibility is more likely than not. Therefore, given the uncertainty related to the effect of the final outcome of the tariff renegotiation and other tax planning strategy, we, Cointel and Telefónica Argentina established an allowance against our net balance of deferred tax assets, the recoverability of which depends on the generation of future taxable income;

•	with respect to our U.S GAAP reconciliation, we believe that the accounting estimate related to establishing tax valuation allowances is a “critical accounting estimate” because: (1) it requires our management to make assessments about the timing of future events, including the probability of expected future taxable income and available tax planning opportunities and the assessment of positive and negative evidence, and (2) the impact of changes in actual performance versus these estimates on the realization of tax benefit as reported in our results of operations could be material. Our management’s assumptions require significant estimations because actual performance has fluctuated in the past and may continue to do so as mentioned elsewhere;

•	we also believe that the accounting under the “push-down accounting method” of the difference between the purchase price paid by Telefónica of 99.96% of our shares and the fair value of our net assets is a critical accounting policy; and

•	we have made certain assumptions with respect to Telefónica Argentina’s debt obligations, tax credits and accounts receivable with all levels of the Argentine government (federal, provincial and municipal governments and governmental agencies) that they will be honored either through collection or by delivery of alternative instruments, or by setting off against taxes owed or future taxes payable as permitted by current regulations. In 2003, Telefónica Argentina’s management has reevaluated its holding of Patriotic Bonds, however, considering new developments affecting it and Argentine government’s bonds in comparable situation, currently in default, because their recoverability is no longer guaranteed due to the suspension of its ability to use the Patriotic Bonds to pay taxes at least until March 30, 2004 and the inclusion of that bond within the list of eligible bonds for sovereign debt restructuring.

The preparation of financial statements in conformity with Argentine GAAP and U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during each year.

The financial statements include the effects derived from the economic and exchange regulations known as of the date of issuance of such financial statements. All the estimates made by our, Cointel’s and Telefónica Argentina’s management have been calculated taking into account the above-mentioned effects. The effects of additional economic regulations that could be implemented by the Argentine government will be considered in the financial statements when they become known by our management (See Note 4 to the Holding Annual Financial Statements).

New Accounting Pronouncements under U.S. GAAP

(1)	Revenue Arrangements with Multiple Deliverables

EITF 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. Specifically, this Issue addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting. In applying this Issue, separate contracts with the same entity or related parties that are entered into at or near the same time are presumed to have been negotiated as a package and should, therefore, be evaluated as a single arrangement in considering whether there are one or more units of accounting. That presumption may be overcome if there is sufficient evidence to the contrary. This Issue also addresses how arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. The guidance in this Issue is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. In the opinion of Telefónica Argentina’s management the adoption of this rule has not had an impact in net income and shareholders’ equity as of December 31, 2003.

(2)	Accounting for Cost Associated with Exit or Disposal Activities

In June 2002, the FASB issued SFAS No.146, “Accounting for Costs Associated with Exit or Disposal Activities”. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002. In the opinion of our and Telefónica Argentina’s management the adoption of this rule has not had an effect on net income and shareholders’ equity.

(3)	Accounting for Stock-Based Compensation

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure—An Amendment of SFAS Statement No. 123”. SFAS No. 148 amends SFAS No. 123, “Accounting for Stock-Based Compensation”, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation.

In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. In opinion of our and Telefónica Argentina’s management the adoption of this rule has not had an impact in net income and shareholders’ equity.

(4)	Consolidation of Variable Interest Entities

In December 2003, the FASB issued a revision (“FIN 46R”) to Interpretation No. 46, “Consolidation of Variable Interest Entities”, an Interpretation of ARB No. 51 (the “Interpretation”), FIN 46R clarifies the application of ARB No. 51 “Consolidated Financial Statements”, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. FIN 46R requires the consolidation of those entities, known as variable interest entities (“VIEs”), by the primary beneficiary of the entity. The primary beneficiary is the entity, if any, that will absorb a majority of the entity’s expected losses, receive a majority of the entity’s residual returns, or both.

Among other changes, the revisions of FIN 46R (a) clarified some requirements of the original FIN 46, which was issued in January 2003, (b) eased some implementation problems, and (c) added new scope exceptions. FIN 46R deferred the effective date of the Interpretation for public companies, to the end of the first reporting period ending after March 15, 2004, except that all public companies must at a minimum apply the provisions of the Interpretation to entities that were previously considered “special - purpose entities” under the FASB literature prior to the issuance of FIN 46R by the end of the first reporting period ended after December 15, 2003. We are still considering the effect of the adoption of FIN 46R on our financial position, cash flows and results of operations.

(5)	Amendment of Statement 133 on Derivative Instruments and Hedging Activities

In April 2003, the FASB issued SFAS No.149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”, which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities”. The provisions of this statement are effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. In the opinion of our and Telefónica Argentina’s management the adoption of this rule has not had an effect on net income or shareholders’ equity.

(6)	Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity

In April 2003, the FASB issued SFAS No. 150, “Accounting for certain Financial Instruments with Characteristics of Both Liabilities and Equity”. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. Some of the provisions of this Statement are consistent with the current definition of liabilities in FASB Concepts Statement No. 6, Elements of Financial Statements. In the opinion of our and Telefónica Argentina’s management, the adoption of the rule has not had effect on net income or shareholders’ equity.

(7)	Employers’ Disclosures about Pensions and Other Postretirement Benefits

In December 2003, the FASB issued SFAS No. 132– “Employers’ Disclosures about Pensions and Other Postretirement Benefits an amendment of FASB Statements No. 87, 88, and 106”, which revises employers’ disclosures about pension plans and other postretirement benefit plans. It does not change the measurement or recognition of those plans required by FASB Statements No. 87, Employers’ Accounting for Pensions, No. 88, Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits, and No. 106, Employers’ Accounting for Postretirement Benefits Other Than Pensions. This Statement retains the disclosure requirements contained in FASB Statement No. 132, Employers’ Disclosures about Pensions and Other Postretirement Benefits, which it replaces. It requires additional disclosures to those in the original Statement 132 about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. The provisions of this statement are effective for financial statements with fiscal years ending after December 15, 2003.

(8)	Accounting for Asset Retirement Obligations

In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations”. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. An entity shall measure changes in the liability for an asset retirement obligation due to passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period. The interest rate used to measure that change shall be the credit-adjusted risk-free rate that existed when the liability was initially measured. That amount shall be recognized as an increase in the carrying amount of the liability and as an expense classified as an operating item in the statement of operations. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. In the opinion of our Management the adoption of this rule has not had a material effect on net income or shareholders´ equity.

New Accounting Pronouncements under Argentine GAAP

Note 2.4 of the Holding Annual Financial Statements describes certain changes to Argentine GAAP that we applied in 2003. Implementation of the new rules will imply the adoption, for Argentine GAAP purposes, of certain principles that are also in accordance with U.S. GAAP.

The application of the new rules in accordance with Resolution No. 434/03 of the CNV gave rise to changes in valuation and presentation criteria, which have been recorded by us, Cointel and Telefónica Argentina, as detailed below:

a)	Changes in valuation criteria

1. Accounting measurement of certain receivables and payables at their discounted value

TR No. 17 established that certain monetary assets and liabilities are to be measured based on the calculation of their discounted value using the rate applicable at the time of initial measurement, unless we intend, and it is feasible to, dispose of our assets or advance settlement of our liabilities. The cumulative effect of the application of this new principle on shareholders’ equity at the beginning of the year and its effect on the comparative information has not been significant.

2. Deferred tax

Until the year ended December 31, 2002, we determined our income tax expenses, in the event there was taxable income, by applying the current 35% tax rate on the taxable income as of year-end without considering the effect of temporary differences between net and taxable income.

TR No. 17 sets forth that income tax amounts should be booked by application of the deferred tax method, recognizing the effects of temporary differences. See Note 2.5.f) to the Holding Annual Financial Statements.

3. Telefónica Argentina’s derivative financial instruments

TR No. 20 sets forth the specific valuation and disclosure criteria to be applied to derivative financial instruments and hedging transactions. According to this rule, hedging derivative instruments must be disclosed in the financial statements as either assets or liabilities at their fair value as of the date of the measurement. Should the financial instrument be intended to cover cash flow risks, the variation in fair value must be charged, according to the amendment introduced by the CPCECABA, to a specific account “Temporary differences in the measurement of derivative instruments intended as effective coverage” in the balance sheet and subsequently charged to the statement of operations for the year once the assets or liabilities covered had an impact on the income/loss for such year. If, instead, the financial instrument were to protect against the risk of changes in fair value, any variation in fair value must be directly charged to the statement of operations for the year. In both cases, the ineffective coverage portion of derivative financial instruments must be directly charged to the statement of operations for the year at the time such condition is known. The transition rule for the initial application sets forth that the difference between the previous measurement and that resulting from this new rule to determine the valuation of the instruments not designated as for hedging purposes, as well as those with ineffective hedging coverage as defined in the rule, should be charged to the balance of Unappropriated retained earnings/accumulated losses at the beginning of the year in which this rule applies for the first time. Comparative figures have not been restated as required by the transition rule that establishes not to correct accounting balances of the previous years in the first year of application.

b)	Changes in presentation criteria

1. Goodwill on investment in companies - Cointel and TyC

In accordance with TR No. 19, in the financial statements as of December 31, 2003 and 2002, we included the goodwill on our investment in Cointel, amounting to Ps.531 million and Ps.570 million, respectively, in the caption “Investments” and the depreciation of Cointel’s and TyC’s goodwill for the years ended December 31, 2003, 2002 and 2001, amounting to Ps.39 million, Ps.39 million and Ps.41 million, respectively, is disclosed under the caption “Equity interests in Section 33 Companies Law companies and related parties”.

2. Proportionate consolidation

TR No. 4 “Consolidation of financial statements”, modified by TR No. 19 requires that companies having “Joint control” over other companies present supplementary information of such companies following the proportional consolidation method. Therefore, since we have “Joint control” over Cointel according to TR No. 5, modified by TR No. 19, for local purposes, we have consolidated (in proportion to its equity interest in Cointel), line by line, their balance sheets as of December 31, 2003 and 2002, and their statements of operations and cash flows for the years ended on December 31, 2003 and 2002, with the consolidated balance sheet, statements of operations and cash flows included in the consolidated financial statements of Cointel and their subsidiaries Telefónica and Telinver as of such dates.

A. Operating Results

Comparison of Results of Operations for the years ended December 31, 2003, 2002 and 2001.

All references made below to 2003, 2002 and 2001 are to our fiscal years ended December 31, 2003, 2002 and 2001. The following discussion is based on the inflation restated amounts included in the Holding Annual Financial Statements (in pesos restated for inflation until February 28, 2003).

The following discussion shows our results for the years ended December 31, 2003, 2002 and 2001. See Note 2.2 to our Holding Annual Financial Statements. For a discussion of Cointel’s results of operations for the three month fiscal year ended December 31, 2002 please see Form 6-K filed on April 14, 2003.

	2003	2002	2001
	(in million of pesos restated for inflation until February 28, 2003)
Equity interests in Section 33 of Companies Law companies and related parties	98	(1,280)	(101)
Other income relating to equity interest in Section 33 of Companies Law, companies and related parties and fees for services provided, net	40	57	116
Administrative expenses	(2)	(4)	(9)
Unrecoverable valued added tax and other taxes	—	—	(1)
Depreciation of deferred charges	—	—	(1)
Financial gains and losses, net	81	(824)	(12)
Income tax and Tax on minimum presumed income	—	(9)	(67)
Net gain (loss) for the year	217	(2,060)	(75)

Equity Interests in Section 33 of Companies Law companies and Related Parties

Our ownership interests in related parties for the years ended December 31, 2003, 2002 and 2001 reflects: a) our equity in the net income (loss) of: (i) Cointel for the fiscal year ended December 31, 2003, the twelve-month period ended December 31, 2002 and for the year ended September 30, 2001 (which in turn reflects Cointel’s equity in Telefónica Argentina’s net income for the years ended December 31, 2003, 2002 and September 30, 2001), (ii) TyC for the six-month period ended March 31, 2001 (iii) Atco for the three-month period ended March 31, 2001 and b) Depreciation of goodwill on investment in companies. See “—Financial Periods Covered”. Our equity in income/losses of ownership interests in related parties increased to an income of Ps.137 million in 2003 from losses of Ps.1,241 million and 60 million in 2002 and 2001, respectively. These results primarily reflect: (i) a gain of Ps. 137 million in 2003 and losses of Ps.1,241 million in 2002 and Ps.40 million in 2001, attributable to the Telecommunications Business and (ii) losses of Ps.20 million in 2001, attributable to the media, programming and content distribution business (see Notes 3.6. and 5. to the Holding Annuals Financial Statements.

The increase in equity in earnings of ownership interests in related parties attributable to the Telecommunications Business to a gain of Ps.137 million in 2003 from a loss of Ps.1,241 million in 2002 and a loss of Ps. 40 million in 2001 were due principally to the changes in Cointel’s and Telefónica Argentina’s results for such periods. See “—Telecommunications Business”.

Our losses of Ps.20 million in 2001 attributable to the Media Business relate to: (i) TyC (gains of Ps.5 million) and (ii) ATCO (losses of Ps.25 million).

Depreciation of goodwill on investment in companies decrease 4.8% from Ps.41 million in 2001 to Ps. 39 million in 2003 and 2002. The decrease in amortization in 2002 was mainly due to the retirement of the goodwill related to the investment in TyC mentioned in Note 5.2. to the Holding Annual financial Statements.

Other income related to equity interest in Section 33 of Companies Law companies and related companies and fees for services provided, net

We recognized income under the Telefónica Holding Advisory Agreement with a related company. Other income related to equity interest in Section 33 of Companies Law, companies and related parties and fees services provided, net for services rendered decreased to Ps.40 million in 2003 from Ps.57 million in 2002 and decreased from Ps.116 million in 2001, principally due to the variation in Telefónica Argentina’s operating income before depreciation and amortization in such periods and the renegotiation of Telefónica Argentina’s Management Contract in 2003. See Item 4: “Information on the Company—Management Contract”. All of our cash flow in 2003 and 2002 was related to the agreement.

Administrative Expenses

Administrative expenses include: (i) legal, auditors’ and consulting fees, (ii) miscellaneous administrative expenses and (iii) tax on bank checking account transactions. Administrative expenses decreased by 50% to Ps.2 million in 2003 from Ps.4 million in 2002 and by 56% from Ps.9 million in 2001. The decrease in administrative expenses was mainly due to a decrease in real terms of fees for professional services in 2003 as compared to 2002 and in 2002 as compared to 2001.

Depreciation of Deferred Charges

Depreciation of deferred charges was nil in 2003 and 2002 and Ps.1 million in 2001. The decrease in 2003 and 2002 was due to the cancellation of the outstanding Series A notes during February 2002 as described in Note 11 to the Holding Annual Financial Statements.

Financial Gains and Losses, Net

Our financial gains and losses, net, amounted to a gain of Ps.81 million in 2003 and losses of Ps.824 million in 2002 and Ps.12 million in 2001.

The variation in 2003 as compared to 2002 was principally due to: (i) an increase of 872 million in financial and holding losses generated by liabilities to a gain of 81 million in 2003 from a loss of 791 million in 2002 mainly due to: (a) the impact of the appreciation of the peso on the net monetary position in foreign currency, which, net of the result from the monetary gain/loss, amounted to a gain of 255 million in 2003 and a loss of 587 million in 2002, due to the effect of the Argentine peso appreciation described in Item 3- “Key Information-Risk relating to the Current Economic Crisis in Argentina”, (b) a decrease in the interest and financial charges on liabilities to 174 million in 2003 from 206 million in 2002, partially off set by, (c) an inflation gain on monetary accounts of 2 million in 2002; and (ii) an increase of 33 million in financial and holding losses generated by assets due mainly to (a) a loss from the exposure to inflation of monetary assets of 35 million in 2002, partially offset by (b) an exchange difference gain of 2 million in 2002 due to the effect of the Argentine peso devaluation described in Item 3- “ Key Information-Risk relating to the Current Economic Crisis in Argentina”.

The variation in 2002 as compared to 2001 was principally due to: (i) an increase of Ps.711 million in financial losses generated by liabilities (including related taxes) to Ps.791 million in 2002 from Ps.80 million in 2001 principally due to: (a) a negative exchange difference of Ps.587 million in 2002, net of the result from the exposure to inflation, due to the effect of the Argentine peso devaluation described in Item 3 “Key Information—Risks Relating to the Recent Economic Crisis in Argentina”, (b) an increase in interest generated by liabilities (including related taxes) to Ps.206 million in 2002 from Ps.78 million in 2001, as a consequence of the interest rates increase and the Argentine peso devaluation since we almost have all of our financial indebtedness in US dollars, partially offset by (c) a gain from the exposure to inflation of monetary liabilities of Ps.2 million in 2002 and (ii) a decrease of Ps.101 million in financial and holding losses generated by assets due mainly to (a) a decrease of Ps.68 million in interest generated due to the transfer of Promissory Note issued by ACH for the disposal of SHOSA, (b) a loss from the exposure to inflation of monetary assets of Ps.35 million in 2002, partially offset by (c) an exchange difference gain of Ps.2 million in 2002 due to the effect of the Argentine peso devaluation described above.

Income Tax and Tax on Minimun presumed income.

The variation in 2003 as compared to 2002 was principally due to the tax on minimum presumed income charge of 9 million in 2002, mainly corresponding to amounts that had been estimated as recoverable by us and therefore capitalized in previous fiscal years. In 2002 compared as 2001 the variation was mainly due to the application of the deferred income tax method in accordance with the provisions of TR No.17. See Item 3-Selected Financial Data-New accounting principles applied. See 2.5.f) to the Holding Annual Financial Statements.

Net Gain (Loss) for the year

As a result of the factors discussed above, our net gain (loss) amounted to a gain of Ps. 217 from a loss of Ps. (2,060) million in 2002 and of Ps. (75) million in 2001.

Telecommunications Business

The following discusses both, Cointel and Telefónica Argentina as Cointel Consolidated financial information of Telefónica Argentina. Cointel changed its fiscal year end on December 31, 2002. As a result, we discuss separately the results of operations for the years ended December 31, 2003, September 30, 2002 and 2001 and three-month fiscal year ended December 31, 2002 as compared to three-month period ended December 31, 2001.

Comparison of Cointel’s Consolidated Results of Operations for the Years Ended December 31, 2003, September 30, 2002 and 2001.

General Considerations

All references made below to 2003, 2002 and 2001 are to our fiscal years ended December 31, 2003, September 30, 2002 and 2001. The following discussion is based on the inflation adjusted amounts in pesos restated for inflation until February 28, 2003.

Moreover, references to “real terms” or “constant terms” are to amounts restated for inflation as described in Item 3:—“Key Information—Selected Financial Data” while references to “current terms” refer to historical amounts, not restated for inflation.

Net Revenues

Total Cointel’s consolidated net revenues were Ps.2,750 million in 2003, a 29% or Ps.1,109 million decrease from Ps.3,859 million in 2002. Net revenues decreased by 37% or Ps.2,295 million in 2002 from Ps.6,154 million in 2001. Cointel’s consolidated net revenues were affected by the pesification and freezing of Telefónica Argentina’s tariffs.

Inflationary conditions in Argentina, the pesification and lack of indexation of public services rates as described in Item 3: “Key Information Risk Factors—Risks Relating to the Recent Economic Crisis in Argentina—The devaluation of Argentine peso, the pesification and freezing of Telefónica Argentina’s tariffs and the macroeconomic conditions prevailing in Argentina, have had, and may continue to have, a material adverse effect on our, Cointel’s and Telefónica Argentina’s results of operations and financial condition”. The decline in revenues in 2003 was principally due to the drop of approximately 36.5% in prices measured in real terms partially offset by an increase in the consumption of sundry services such as measured services, public phones, access charges, a decrease in discounts to customers and an increase in access charges due to price re-negotiation with other operators.

Operating revenues presented by category of services in this Annual Report are derived from Telefónica Argentina’s accounting records, certain reports from Telefónica Argentina’s billing systems and certain estimates made by our management. This breakdown is not included in Cointel Consolidated Annual Financial Statements.

The following table shows Cointel’s consolidated operating revenues in millions of pesos restated for inflation until February 28, 2003 by category of services for the years ended December 31, 2003, September 30, 2002 and 2001, net of any intercompany transactions.

	December 31, 2003	September 30, 2002	September 30, 2001
	(in millions of pesos restated for inflation until February 28, 2003)
Basic Telephone Service
Measured service	807	1,171	1,797
Monthly basic charges(1)	666	1,041	1,492
Special services	381	479	670
Installation charges	32	61	123
Public phones	180	283	487
Access charges	323	365	690
International long-distance service	105	146	312
Direct Lines	83	123	178
Publishing of telephone directories	64	59	118
Other	109	131	287

Total	2,750	3,859	6,154

(1)	Includes monthly basic charges and charges for supplemental services.

Basic Telephone Service

Measured Service

Measured service includes revenues that are collected from local and domestic long-distance calls made by Telefónica Argentina’s customers to other of its customers over its network. Measured service also includes revenues that are collected from local and long-distance calls made by its customers to customers of other operators that are routed over its network as well as through other operators’ networks. In the case of the latter, Telefónica Argentina bills and collects payments from its customers for the call, which Telefónica Argentina recognizes as revenues, but pays other operators for the cost of using their networks. See below “—Cost of Services Provided, Administrative and Selling Expenses” and “—Fees and Payments for Services”.

Measured service decreased by 31.1% to Ps.807 million in 2003 from Ps.1,171 million in 2003. Measured service also decreased by 34.8% in 2002 from Ps.1,797 million in 2001.

In 2003, the decrease was principally due to a decrease in rates measured in real terms by approximately 36.5% as a result of applying the same rate per telephone pulse of Ps.0.0469 in each year in the inflationary context previously described and a decrease of approximately 0.22% in the total average number of billable lines, partially offset by: (1) a decrease in commercial discounts in 2003 compared to 2002, and (2) a 6.4% increase in average local and national long-distance consumption per line (3) an increase of approximately 0.2% in the total average number of billable lines.

In 2002, the decrease was due principally to: (1) a decrease in rates measured in real terms of approximately 28% as a result of the pesification and freezing of the rates at a rate per telephone pulse of Ps.0.0469 in both 2002 and 2001 in a highly inflationary environment, partially offset by an average decrease in commercial and low consumption discounts in 2002 compared to 2001 (2) a decrease in average local and domestic long-distance traffic per line by 15.3% as a result of the recession and (3) a decrease of 10% in the average number of billable lines of measured service. See Item 4: “Information on the Company—Business Overview—Domestic Long-Distance Service”.

Monthly Basic Charges

Monthly basic charges, which include the monthly basic charges of measured service lines and prepaid lines, decreased by 36.0% to Ps.666 million in 2003 from Ps.1,041 million in 2002 and decreased by 30.0% in 2002 from Ps.1,492 million in 2001. In 2003, the decrease was mainly due to the rate reduction in real terms (net of discounts) of about 36.5% as a result of the application in 2003 of the same rate applied in 2002.

In 2002, the decrease was mainly due to a rate reduction in real terms of approximately 42% as a result of the effect of the pesification and freezing of the tariffs in a highly inflationary environment, partially offset by a reduction in discounts granted to customers. In addition, there were increases in the number of customers who were disconnected in 2002, mainly for non-payment.

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

Special services decreased by 20.4% to Ps.381 million in 2003 from Ps.479 million in 2002 and decreased by 28.5% from Ps.670 million in 2001. The variation in 2003 was mainly attributable to the effect of inflation of 36.5%, partially offset by an increase of Ps.7 million in Digital Trunk Access services, an increase of Ps.27 million in prepaid cards, and an increase of Ps.13 million in internet access and traffic in current terms, mainly due to higher consumption. Internet traffic with internet access increased approximately 8.4% to 6,025 million minutes in 2003 from 5,557 million minutes in 2002.

The changes in 2002 were principally due to a drop in prices in real terms that have affected the digital trunk access, collect call charges, prepaid cards and internet access and traffic services. Rates paid by customers for most of these services were pesified as a result of the Public Emergency Law but as they are not regulated tariffs, they were not frozen. Internet traffic with internet access decreased approximately a 23.9% to 5,557 million minutes in 2002 from 7,307 million minutes in 2001. Furthermore, during 2002 there was an increase of 8% in consumption from the sale of prepaid cards that did not fully compensate for the rate reduction in real terms.

Installation Charges

Revenues from installation charges, which consist primarily of fees for installation of new phone lines, decreased by 47.5% to Ps.32 million in 2003 from Ps.61 million in 2002 and decreased by 50.4% in 2002 from Ps.123 million in 2001. In 2003 the change was mainly due to a decrease in prices in real terms, partially offset by an increase in line connections. The decline in 2002 was principally due to a decrease in the number of basic telephone lines installed during 2002 as compared to 2001, and a decrease in prices in real terms considering the pesification and freezing of Telefónica Argentina’s tariffs.

Public Phones

Revenues for public phones decreased by 36.3% to Ps.180 million in 2003 from Ps.283 million in 2002 and decreased by 41.8% in 2002 from Ps.487 million in 2001. In 2003 the decrease was mainly due to a drop in prices in real terms of about 36.5% slightly offset by a 2.6% increase in the average number of lines of public telephony service and a 1.8% increase in the average consumption by line.

In 2002, the decrease was mainly due to: (1) a drop in prices in real terms partially offset by lower commissions paid; (2) lower traffic from pay phones operated by third parties of approximately 14%; (3) a reduction of 13% in the number of semi-public lines installed; and (4) a decrease by 9% and 15% in public telephones installed and traffic, respectively.

Access Charges

Access charges decreased by 11.5% to Ps.323 million in 2003 from Ps.365 million in 2002 and decreased by 47.1% in 2002 from Ps.690 million in 2001. The decline in 2003 was due to an average increase in interconnection consumption of approximately 6% and the renegotiation of prices with other operators, offset by a decrease in charges of approximately 11 % in real terms. Revenues for 2003 includes Ps.51 million of non-recurrent amounts relating to price renegotiation with other operators. See Note 2.4.o) to the Cointel Consolidated Annual Financial Statements.

In 2002, the variation was mainly due to a decrease in rates in real terms as a result of inflation, the price cap and the pesification of these charges and a decrease in the consumption of interconnection services by cellular telephone and long-distance operators.

International Long-Distance Service

Telefónica Argentina’s amount of operating revenues from international long-distance service depend on the volume of traffic, the rates charged to its customers, charges to the other Argentine telecommunications providers that place international calls through Telefónica Argentina’s international network, and the agreed rates charged among foreign telecommunications carriers and correspondents. Payments between carriers are usually made on a net settlement basis. The contribution of net settlements from foreign telecommunications carriers to our total revenues from international services declined by approximately Ps. 26 million and Ps. 33 million for fiscal years ended 2003 and 2002, respectively. The contribution of net settlements from foreign telecommunications carriers to Telefónica Argentina’s total revenues from international services represented approximately Ps. 2 million of those revenues in fiscal year 2001(historical amounts).

International long-distance service revenues decreased 28.0% to Ps.105 million in 2003 from Ps.146 million in 2002 and decreased in 2002 by 53.2% from Ps.312 million in 2001. These revenues include the gross revenues charged to Telefónica Argentina’s customers net of the cost of termination charges since Telefónica Argentina accounts for them on a net settlement basis. This change in 2003 was mainly due to: (1) a 0.1% increase in customer outgoing tariffs in pesos in real terms mainly because of a decrease in discounts, (2) a 0.4% increase in the incoming traffic liquidated with other international carriers and (3) a decrease in the outgoing traffic liquidated with other international carriers of approximately 5.5%. All of these effects were partially offset by a 16.1% decrease in customers’ outgoing traffic.

The decline in 2002 was mainly due to a reduction of rates in real terms, partially offset by a decrease in discounts granted. The impact of the pesification and freezing of Telefónica Argentina’s tariffs and the devaluation of the peso raised the cost in pesos of termination charges to foreign carriers, which are in U.S. dollars. Likewise, there was a reduction in incoming and outgoing traffic with other international operators of approximately 28% and 1%, respectively. The decline in outgoing traffic was primarily a result of the recession.

Direct Lines

Revenues from Direct lines decreased by 32.5% to Ps.83 million in 2003 from Ps.123 million in 2002 and decreased by 30.9% in 2002 from Ps.178 million 2001. In 2003 the decline was due to the 36.5% price drop in real terms and a reduction of charges of 36% in current terms and a reduction in digital direct lines. In 2002 the decline was due to the price drop in real terms and a decrease in digital lines of approximately 11%.

Publishing of Telephone Directories

Publishing of telephone directories, which Telefónica Argentina conducts through its wholly owned subsidiary, Telinver, increased by 1% to Ps.64 million in 2003 from Ps.59 million in 2002 and decreased by 50.0% in 2002 from Ps.118 million in 2001. Revenues from the publishing of telephone directories consist primarily of advertising sales. In 2003 the variation was mainly due to a drop in the publishing prices in real terms, partially offset by an increase in average amounts paid by advertisers. The decrease in 2002 was mainly a result of the decline in prices in real terms, to the rescheduling of the distribution of certain directories which had been issued in 2001 but not in 2002 and a decrease in the number of advertisements of approximately 25%.

Other Revenues

Other revenues decreased by 16.8% to Ps.109 million in 2003 from Ps.131 million in 2002 and decreased by 54.4% from Ps.287 million in 2001. In 2003, the decline was mainly due to the price drop in real terms and a 13% decrease in the sale of fixed terminals and other telephone equipment. This decrease was partially offset by a 25% increase in invoicing services and collections, network capacity and other services. In 2002, the variation was primarily due to an decrease in invoicing services and collections, network capacity and other services and an increase in retail sales.

Cost of Services Provided, Administrative, Selling Expenses

Cost of services provided, administrative, selling expenses, depreciation and amortization decreased by 33.2% to Ps.2,508 million in 2003 from Ps.3,753 million in 2002 and decreased by 19.6% in 2002 from Ps.4,668 million in 2001. Costs of services provided, administrative and selling expenses, excluding depreciation and amortization of Ps.1,293 million in 2003, Ps.1,435 million in 2002 and Ps. 1,361 in 2001, amounted to Ps.1,215 million in 2003, Ps.2,318 million in 2002 and Pd. 3,307 million 2001, representing a decrease of 47.6% in 2003 and 29.9% in 2002. In 2002, we made a concerted effort to reduce our expenses in line with our reduced revenues.

The following table shows the breakdown of expenses for the years ended December 31, 2003, September 30, 2002 and 2001, net of intercompany transactions. The amounts as of December 31, 2003, September 30, 2002 and 2001 have been restated for inflation until February 28, 2003. The amounts in the following table have been reclassified to facilitate the discussion of the results of operations.

	Fiscal Year Ended December 31, 2003	Fiscal Year Ended September 30, 2002	Fiscal Year Ended September 30, 2001
	(in millions of pesos restated for inflation until February 28, 2003)
Salaries, social security taxes and other personnel expenses	368	547	796
Depreciation and amortization(1)	1,293	1,435	1,361
Fees and payments for services	509	754	1,233
Material consumption and other expenses	58	104	131
Management fee	86	147	271
Allowance for doubtful accounts (2)	(13)	472	381
Equipment sales cost	26	21	173
Other	181	273	322

Total	2,508	3,753	4,668

(1)	Excluding amortization of deferred financing costs.
(2)	In 2003, net of Ps.79 million of doubtful account recovery.

Salaries, Social Security Taxes and Other Personnel Expenses

Salaries, social security taxes and other personnel expenses decreased by 32.7% to Ps.368 million in 2003 from Ps.547 million in 2002 and decreased by 31.3% in 2001 from Ps.796 million in 2001. In 2003 the decrease was mainly due to a drop in salaries in real terms. In current terms, salaries and social security taxes increased Ps.22 million, or 6.7%, to Ps.348 million in 2003 from 326 in 2002. The increase in 2003 in current terms was mainly due to salary raises and non-remuneratory payments made to the employees. These increases were slightly offset by a decrease in Telefónica Argentina’s average headcount, to 8,867 in 2003 from 9,419 in 2002. See Item 3: “Risk Factors-Factors Related to Us-Telefónica Argentina employs a largely unionized labor force and could be subject to an organized labor action”

In 2002, the decrease was mainly due to: (1) a drop in real terms in salaries during 2002 as compared to 2001 and excluding Telinver (2) a reduction in personnel in Telefónica Argentina’s average headcount from 9,832 in 2001 to 9,419 in 2002.

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

Depreciation and Amortization

Total depreciation and amortization (excluding the portion corresponding to financial expenses) decreased by 9.9% to Ps.1,293 million in 2003 from Ps.1,435 in 2002 and increased by 5.4% in 2002 from Ps.1,361 million in 2001. There was no material change in depreciation and amortization in real terms because of the effect of the restatement of our assets for inflation until February 28, 2003. The decrease in 2003 was mainly due to assets that were no longer depreciated during the years compared including software and licenses, partly offset by the depreciation generated by investments as a consequence of increased activity during the second half of 2003.

In 2002, the change was principally due to the amortization of the net book value of goodwill related to Telefónica Argentina’s internet business and to the completion of works in progress after September 30, 2001, the depreciation of which started as of such date, which increase was almost fully offset by the amortization of the intangible assets that resulted from the acquisition of 51% of Telefónica Argentina’s common stock in November 1990 and organization and operating expenses, which were amortized over a ten-year period by the straight line method were totally amortized during the quarter ended December 31, 2000.

Fees and Payments for Services

Fees and payments for services decreased by 32.6% to Ps.509 million in 2003 from Ps.754 million in 2002 and decreased by 38.8% in 2002 from Ps.1,233 million in 2001.

In 2003 the change was mainly due to the effect of inflation in real terms of approximately 36.5%. In current terms there was an increase in Ps. 41 million, or 9%, to 502 million in 2003 from Ps.461 in 2002 in Telefónica Argentina. The increase in 2003 in current amount was due to:

•	increase in fees for technical services, information technology and advice and consulting services of Ps. 17 million due to mere services agreements and renegotiated prices;

•	increase in interconnection charges with other operators of Ps.9 million as consequence of the renegotiations of prices and increases in consumption, including Ps.15 million relating to non-recurrent expenses;

•	increase in advertising charges of Ps.8 million for mass media advertising and telemarketing campaigns;

•	increase of Ps. 14 million in building maintenance costs, principally moving and refurbishment expenses, including the transfer of the corporate headquarters to the current address; and

•	increase in security services, communication charges and traveling expenses Ps.3 million.

These increases were partially offset by a reduction in:

•	network maintenance of Ps.4 million due to lower expenses in cable theft that had a material impact in 2002;

•	access charges in the Northern Region of Ps.2 million due to a lower presence of Telefónica Argentina in the Northern Region; and

•	sales commissions of Ps.2 million.

In 2002, the variation was basically generated by a reduction in service costs in real terms and a decrease in the use of these services due to Argentina’s economic crisis. In 2002, Telefónica Argentina experienced:

•	declines in advisory and consulting expenses by Ps.79 million, services related to information systems by Ps.79 million, sales commissions by Ps.50 million, costs related to affiliated companies by Ps.58 million and temporary personnel costs by Ps.8 million;

•	decreases in interconnection charges with other operators by Ps.118 million due to a decrease of consumption and tariffs (in real terms) and a decrease in access costs in the northern region for Ps.23 million;

•	decreases in expenses related to building renovation incurred during 2001 by Ps.33 million and other network maintenance costs for Ps.39 million;

•	elimination in 2002 of the reduction in social security tax (UIT);

•	decreases in advertising expenses of Ps.173 million mainly related to the completion of certain advertising campaigns carried out mainly in 2001; and

•	decrease in traveling, safety and communications expenses by Ps.28 million.

Material Consumption and Other Expenses

Material consumption and other expenses decreased Ps.46 million to Ps.58 million in 2003 from Ps.104 million in 2002 and decreased Ps.27 million in 2002 from Ps.131 million in 2001. The variation in 2003 was mainly due to the effect of the inflation. The variation in 2002 is primarily the result of lower consumption of certain materials resulting from the decrease in business activity.

Management Fee

The decrease in the management fee of 41.5% to Ps.86 million in 2003 from Ps.147 million in 2002 was mainly due to the decrease of the percentage used to determine the obligation, from 9% to 4% since May 2003, and a decrease in the operating income before Telefónica Argentina’s amortization and depreciation of Ps.1,536 in 2003 from Ps.1,544 in 2002. The decrease of 45.8% to Ps.147 million in 2002 from Ps.271 million in 2001 was mainly due to the decrease in the operating income before amortization and depreciation of Ps.1,544 million in 2002 from Ps.2,850 million in 2001. See Item 4: “Information on the Company—Business Overview—Management Contract—Management Fee” for a description of the management fee.

Allowance for Doubtful Accounts

The charge to the allowance for doubtful accounts stood at Ps.472 million in 2002 to a reversal of the allowance for uncollectible debts of Ps.13 million in 2003, and increased Ps.91 million to a Ps.472 charge in 2002 from a charge of Ps.381 million in 2001.

This reversal in 2003 is due to the fact that in 2002, as a consequence of the crisis suffered in Argentina, Telefónica Argentina prepared an estimate of past due trade receivables, taking into account possible collection terms and conditions resulting from debtors in arrears and the new recoverability policies implemented by Telefónica Argentina at the end of 2002. In 2003, Telefónica Argentina designed different plans to manage overdue balances and collections, resulting in a decrease in the charges for the year and recovery of provisioned customers. The effect in 2003 could be summarized as follows: in the first place, charges for the allowance for uncollictable debts amounted to Ps.66 million, representing a 86% decrease as compared to Ps.472 million in 2002. On the other hand, a total recovery of Ps.79 million was recorded in 2003 from collection of balances from debtors in arrears.

The charge in 2002 was 12.2% in terms of allowance for doubtful accounts over net revenues, equivalent to 96.8% increase compared to 2001. The relative increase was due to a larger allowance for overdue accounts in fiscal year 2002, as certain customer categories were particularly affected by the economic crisis in the country.

Equipment Sales Cost

Sales costs, primarily related to the equipment sold, increased by 23.8% to Ps.26 million in 2003 from Ps.21 million in 2002 and decreased by 87.8% in 2002 from Ps.173 million in 2001.

In 2003 the variation was not material. In 2002, the decreased cost of sales results mainly from the decrease in equipment and telephone accessories sold.

Other

The charge to income of other operating costs decreased by 33.7% to Ps.181 million in 2003 from Ps.273 million in 2002 and decreased by 15.2% from Ps.322 million in 2001.

In 2003 the variation was mainly due to the decrease in costs in real terms of approximately 36.5%. The variation is mainly due to a decrease in leases related to the transfer of the corporate headquarters to the new building, offset by an increase in taxes due to the higher activity, an increase in costs of transportation and increased cost of insurance.

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

Other Expenses, Net

Other expenses, net decreased 53.6% to Ps.71 million in 2003 from Ps.154 million in 2002, and decreased 38.1% from Ps.249 million in 2001. In 2003, in current terms, the variation was of Ps.37 million from Ps.104 million in 2002 to Ps.67 million in 2003. The change in current terms mainly results from a reduction in contingency charges, a decrease in fixed assets retirement and in employee termination charges.

The decrease in 2002 is mainly due to a decrease in charges in real terms. Most of the variation is due to employee termination costs of Ps.84 million and a decrease in fixed assets retirements by Ps.4 million. In addition, the charges for contingencies in 2002 increased by Ps.12 million.

Financial Gains and Losses

Consolidated gross capitalized interest included in construction in process for the fiscal year ended December 31, 2003 amounts to Ps. 8 million. Gross capitalized interest and exchange difference net of the effect of inflation, if applicable, included in construction in process for the fiscal years ended September 30, 2002 and 2001 totaled Ps.40 million, including Ps.29 million corresponding to capitalized exchange difference, and Ps.88 million, respectively (in pesos restated for inflation until February 28, 2003). In 2003, financial losses on assets were Ps.74 million in 2003 compared to a loss of Ps.750 million in 2002 compared to a loss of Ps.106 million in 2001. There were financial incomes on liabilities of Ps.348 million in 2003, losses of Ps.3,320 million in 2002 and losses of Ps.479 million in 2001. In 2003 the revaluation of the peso on the net monetary position in foreign currency, which, net of the result from the monetary gain/loss, amounted to a gain of Ps.918 million, a loss of Ps.3,418 million in 2002 and a loss of Ps. 194 million in 2001. In 2003, the variation is mainly due to the appreciation of the peso to the U.S. dollar. In addition, the increase in the amount of interest from higher interest rates and the rate of exchange, in those cases in which interest was payable in a foreign currency, led to an increased loss of Ps.83 million, net of monetary gain/loss and a loss from the exposure to inflation of monetary assets and liabilities in pesos of Ps.96 million. The change in 2002 was mainly due to the increase in our financial debt compared to the previous fiscal year.

Income/(Loss) Before Income Tax, Minority Interest, and Net Income/(Loss) from Spun-off Businesses

Income before income tax, minority interest, and net income from spun off businesses was Ps.419 million in 2003 compared to a loss of Ps.4,149 million in 2002 compared to an income of Ps.610 million in 2001. In 2003, the variation was mainly due to a decrease in the net monetary position in foreign currency, which, net of the result from the monetary gain/loss, amounted to Ps. 2,535 million of the liabilities due mainly to the appreciation of the peso and the net effect of the adjustment for inflation. In 2002, the loss was mainly attributable to the net monetary position in foreign currency mainly due to the peso devaluation.

Income tax and Tax on minimum presumed income:

Income tax and Tax on minimum presumed income charges have been nil in 2003 from a loss of Ps.120 million in 2002 and decreased by 57.4% from a loss of Ps.282 million in 2001. The 2002 charge was mainly due to reversal of the deferred tax liabilities of Telefónica Argentina in the beginning of 2002 as a consequence of the principal effects of the devaluation on the calculation of the deferred tax income.

Net Income/(Loss)

Cointel had a net income of Ps.277 million in 2003, a net loss of Ps.2,955 million in 2002 and a net income Ps.44 million in 2001.

Comparison of Cointel’s Consolidated Results of Operations for the Three-Month Fiscal Year Ended December 31, 2002 and the Unaudited Three-Month Period Ended December 31, 2001

General Considerations

All references made below to 2002 and 2001 are to Cointel’s audited three-month fiscal year ended December 31, 2002 and the unaudited three-month period ended December 31, 2001. The following discussion is based on the restated amounts included in the Cointel Consolidated Annual Financial Statements (in pesos restated for inflation until February 28, 2003). Such amounts have been restated in accordance with Argentine GAAP to reflect the impact of the Reorganization Transactions. See Item 3: “Key Information—Selected Financial Data”. For a discussion of the manner in which Telefónica Argentina charges its customers for the different services, see Item 4: “Information on the Company—Business Overview.”

Moreover, references to “real terms” or “constant terms” are to amounts restated for inflation as described in Item 3: “Key Information—Selected Financial Data” while references to “current terms” are to historical amounts, not restated for inflation.

Net Revenues

Total net revenues were Ps.624 million in 2002, a 56% or Ps.800 million decrease from Ps.1,424 million in 2001. Cointel’s net revenues were affected by the pesification and freezing of Telefónica Argentina’s tariffs.

As a consequence of inflationary conditions in Argentina, the pesification and lack of indexation of public services rates as described in Item 3: “Key Information—Risk Factors—Risks Relating to the Recent Economic Crisis in Argentina—The devaluation of Argentine peso, the pesification and freezing of Telefónica Argentina’s tariffs and the macroeconomic conditions prevailing in Argentina, have had, and may continue to have, a material adverse effect on our and Telefónica Argentina’s results of operations and financial condition”, the decline in revenues in 2002 was principally due to the drop of approximately 120.1% in prices measured in real terms partially offset by an increase in the consumption of sundry services such as measured services, public phones, access charges, a decrease in discounts to customers and an increase in access charges due to prices re-negotiation with other operators.

Operating revenues figures presented by category of services in this Annual Report are derived from Telefónica Argentina’s accounting records, certain reports from Telefónica Argentina’s billing systems and certain estimates made by Telefónica Argentina’s management. This breakdown is not included in Cointel Consolidated Annual Financial Statements.

The following table shows operating revenues by category of services net of any intercompany transactions.

	December 31, 2002	December 31, 2001
	(In millions of pesos restated for inflation until February 28, 2003)
Basic Telephone Service
Measured service	187	435
Monthly basic charges(1)	157	376
Special services	77	160
Installation charges	5	25
Public phones	42	101
Access charges	48	119
International long-distance service	23	75
Direct lines	20	57
Publishing of telephone directories	38	33
Other	27	43

Total	624	1,424

(1)	Includes monthly basic charges and charges for supplemental services.

Basic Telephone Service

Measured Service

Measured service decreased by 57.0% to Ps.187 million in 2002 from Ps.435 million in 2001. In 2002, the decrease was due principally to: (1) a decrease in rates measured in real terms by approximately 55% as a result of the pesification and freezing of the rates at a rate per telephone pulse of Ps.0.0469 in both 2002 and 2001 in a highly inflationary environment, partially offset by an average decrease in commercial and low consumption discounts in 2002 compared to 2001; and (2) a decrease in average local and domestic long-distance traffic per line by 4% as a result of the recession. These effects were partially offset by an increase in the average number of billable lines (fixed charge lines) due to an approximately 4.3% net increase in the number of local and domestic long-distance lines (which includes increases and decreases of long-distance lines as a result of the implementation of the pre-subscription process).

Monthly Basic Charges

Monthly basic charges, which include the monthly basic charges of measured service lines and prepaid lines, decreased by 58.2% to Ps.157 million in 2002 from Ps.376 million in 2001. In 2002 the decrease was mainly due to a tariff reduction in real terms of close to 55% as a result of the effect of the pesification and freezing of the tariffs in a highly inflationary environment, partially offset by a reduction in discounts granted to customers. In addition, there were increases in the number of customers who were disconnected in 2002, mainly for non-payment.

Special Services

Special services decreased by 51.8% to Ps.77 million in 2002 from Ps.160 million in 2001. The changes in 2002 were principally due to a drop in prices in real terms that have affected the digital trunk access, collect call charges, prepaid cards and internet access and traffic services. Rates paid by customers for most of these services were pesified as a result of the Public Emergency Law but as they are not regulated tariffs, they were not frozen. Traffic minutes associated with internet access decreased approximately 12.7% to 1,347 million minutes in 2002 from 1,537 million minutes in 2001. Furthermore, during 2002 there was an increase of 12.6% in consumption from the sale of prepaid cards that did not fully compensate the rate reduction in real terms. Such growth was offset by a decline in digital trunk access services mainly due to the granting of greater commercial discounts on basic rates and metered services.

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

Public Phones

Revenues for public phones decreased by 58.4% to Ps.42 million in 2002 from Ps.101 million in 2001. In 2002, the decrease was mainly due to: (1) a drop in prices in real terms; (2) a lower average demand from pay-phones operated by third parties of approximately 5%; (3) a reduction of 25% in the number of semi-public lines installed; (4) a decrease by 6% and 13% in public telephones installed and traffic, respectively; and (5) the pesification and freezing of Telefónica Argentina’s tariffs.

Access Charges

Access charges decreased by 59.6% to Ps.48 million in 2002 from Ps.119 million in 2001. In 2002, the variation was mainly due to: (1) a decrease in rates in real terms as a result of inflation, the price cap and the pesification of these charges and (2) a decrease in the consumption of interconnection services by cellular telephone and long-distance operators.

International Long-Distance Service

International long-distance service revenues decreased 69.3% to Ps.23 million in 2002 from Ps.75 million in 2001. This change in 2002 was mainly due to a reduction of rates in real terms, partially offset by a decrease in discounts granted. The impact of the pesification and freezing of Telefónica Argentina’s rates and the devaluation of the peso raised the cost of termination charges to foreign carriers, which are in U.S. dollars. Likewise, there was a reduction in incoming and outgoing traffic with other international operators of approximately 23% and 27%, respectively.

Telefónica Argentina’s amount of operating revenues from international long-distance service depend on the volume of traffic, the rates charged to its customers, charges to the other Argentine telecommunications providers that place international calls through its international network, and the agreed rates charged among foreign telecommunications carriers and correspondents. Payments between carriers are usually made on a net settlement basis. The contribution of net settlements from foreign telecommunications carriers to its total revenues from international services was approximately 63% and 10% for fiscal years ended 2002 and 2001.

Direct Lines

Direct lines decreased by 64.9% to Ps.20 million in 2002 from Ps.57 million in 2002. The reduction was mainly attributable to the effect of inflation. In addition, direct digital lines decreased 16% in 2002 from 2001.

Publishing of Telephone Directories Yellow Pages

Publishing of telephone directories, which Telefónica Argentina conducts through its wholly owned subsidiary, Telinver, increased by 15.2% to Ps.38 million in 2002 from Ps.33 million. Revenues from the publishing of telephone directories consist primarily of advertising sales.

Other Revenues

Other revenues decreased by 34.1% to Ps.27 million in 2002 from Ps.41 million in 2001. This variation was mainly due to a decrease in invoicing services and collections, network capacity and other services and a decrease in retail sales due to a significant reduction of sales and sales prices in real terms.

Cost of Services Provided, Administrative, Selling Expenses

Cost of services provided, administrative and selling expenses and depreciation of goodwill in investment companies decreased by 48.8% to Ps.671 million in 2002 from Ps.1,310 million in 2001. Costs of services provided, administrative and selling expenses, excluding depreciation and amortization, amounted to Ps.354 million in 2002 and Ps.935 million in 2001, representing a decrease of 62%. In 2002 Telefónica Argentina made a concerted effort to reduce Telefónica Argentina’s expenses in line with its reduced revenues. The amounts in the following table have been reclassified to facilitate the discussion of the results of operations.

The following table shows the breakdown of expenses, net of intercompany transactions.

	December 31, 2002	December 31, 2001
	(in millions of pesos restated for inflation until February 28, 2003)
Salaries, social security taxes and other personnel expenses	87	195
Depreciation and amortization(1)	317	375
Fees and payments for services	120	302
Material consumption and other	14	33
Management fee	24	44
Allowance for doubtful accounts	27	268
Sales costs	29	19
Other	53	74

Total	671	1,310

(1)	Excluding amortization of deferred financing costs.

Salaries, Social Security Taxes and Other Personnel Expenses

Salaries, social security taxes and other personnel expenses decreased by 55.4% to Ps.87 million in 2002 from Ps.195 million in 2001. In 2002, the variation was mainly due to: (1) a drop in real terms in salaries during 2002 as compared to 2001 and, excluding Telinver, (2) a personnel reduction in the average headcount in Telefónica Argentina from 9,545 in 2001 to 9,078 in 2002.

Depreciation and Amortization

Total depreciation and amortization decreased by 15.5% to Ps.317 million in 2002 from Ps.375 in 2001. In 2002 the change was principally due to the completion of works in progress after September 30, 2001, the depreciation of which started as of such date, which was partially offset by the effect of assets that are no longer depreciated.

Fees and Payments for Services

Fees and payments for services decreased by 60.3% to Ps.120 million in 2002 from Ps.302 million in 2001. In 2002, the variation was basically generated by a reduction in service costs in real terms and a decrease in the use of these services due to Argentina’s economic crisis, and by:

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

Material Consumption and Other Expenses

Material consumption and other expenses decreased Ps.19 million to Ps.14 million in 2002 from Ps.33 million in 2001. This variation in 2002 is primarily the result of lower consumption of certain materials resulting from the decrease in business activity.

Management Fee

The decrease in the management fee by 45.5% to Ps.24 million in 2002 from Ps.44 million in 2001 was mainly due to the decrease in real terms in the operating income before amortization and depreciation of Ps.268 in 2002 from Ps.481 in 2001. See Item 4: “Information on the Company—Business Overview—Management Fee” for a description of the management fee.

Allowance for Doubtful Accounts

The charge to the allowance for doubtful accounts decreased 89.9% to Ps.27 million in 2002 from Ps.268 million in 2001. The charge in 2002 as a percentage of net revenues was 4% as compared to 19% in 2001. The relative decrease was due to a larger allowance for overdue accounts in fiscal 2002, as certain customer categories were particularly affected by the economic crisis in the country.

Sales Costs

Sales costs primarily related to the equipment sold increased by 52.6% to Ps.29 million in 2002 from Ps.19 million in 2001.

Other

The charge to income of other operating costs decreased by 28.4% to Ps.53 million in 2002 from Ps.74 million in 2001. In 2002, the variation was mainly due to the decrease in costs in real terms, particularly in: (1) taxes by Ps.9 million, (2) transportation costs by Ps.3 million, and (3) allowance for low inventory-turnover by Ps.1 million, since it was booked in 2001. These effects were offset by the charge of tax on checking accounts credits and debits beginning in 2001, which was presented under unusual items in 2001 and was presented in operating costs (administrative expenses) in 2002.

Other Expenses, Net

Other expenses, net decreased 1.9% to Ps.51 million in 2002 from Ps.52 million in 2001. The decrease in 2002 is mainly due to a decrease in charges in real terms. Most of the variation is due to employee termination costs of Ps.30 million and a decrease in fixed assets retired by Ps.18 million. In addition, the charges for contingencies in 2002 increased by Ps.17 million.

Financial Gains and Losses

Consolidated net financial gain/losses amounted to a gain of Ps.454 million in 2002 and a loss of Ps.91 million in 2001. In 2002, financial income generated by assets increased to a gain of Ps.45 million from a gain of Ps.15 million in 2001. In 2002, the variation of the net financial gain/losses was mainly due to the impact of the appreciation of the peso on the net monetary position in foreign currency, which, net of the result from the monetary gain/loss, amounted to a gain of Ps.603 million. In addition, for 2001 the increase in the amount of interest from higher interest rates and the rate of exchange, in those cases in which interest was payable in a foreign currency, led to an increased loss of Ps.106 million, net of monetary gain/loss and a loss from the exposure to inflation of monetary assets and liabilities in pesos of Ps.36 million.

Income/(Loss) Before Income Tax and Minority Interest

Income/(loss) before income tax and minority interest increased to an income of Ps.351 million in 2002 from a loss of Ps.44 million in 2001. In 2002, the variation was mainly due to the increase by Ps.304 million of the net financial gain due mainly to the appreciation of the peso and the net effect of the adjustment for inflation.

Net (loss)/Income

Cointel had a net income of Ps.250 million in 2002 and a net loss of Ps.201 million in 2001.

Taxes

Income Tax and Minimum Presumed Income Tax: when there is taxable income, we calculate the income tax charge by applying the legally stipulated tax rate of 35% to the taxable income for the year.

During 1999, Law No. 25,063 provided for the creation of a minimum presumed income tax that will be in effect for ten fiscal years. This tax is supplementary to income tax, because while the latter is levied on the year’s taxable income, minimum presumed income tax is a tax floor, calculated on the potential income from certain productive assets at a rate of 1% of the value of those assets as of the end of each fiscal year so that our tax liability will be the higher of these two taxes. However, should minimum presumed income tax be higher than income tax in any given fiscal year, the excess may be considered as a prepayment on account of any excess of income tax over minimum presumed income tax that may arise in any of the ten subsequent fiscal years.

Tax on Interest and Financial Cost of Corporate Indebtedness: This tax applies at a 15% rate to interest and other financial expenses paid by the companies residing in Argentina as a result of loans granted by financial institutions under Law No. 21,526 or corporate bonds that are exempted under Law No. 23,576 and held by individuals or legal entities residing abroad or individuals residing in Argentina. As of December 12, 2000, Law No. 25,360 reduced the tax rate to 10% for the period January 1, 2001 through June 30, 2001 and to 8% from July 1, 2001, while Law No. 25,402 (published in the Official Gazette of January 12, 2001) reduced the tax rate to 6% for the period October 1, 2001, through December 31, 2001, to 4% for the period January 1, 2002 through March 31, 2002, and to 2% for the period April 1, 2002 through June 30, 2002. This tax was abrogated as from July 1, 2002 according to Law No. 25,402. This tax is deductible for income tax purposes.

Value-Added Tax: VAT does not have a direct impact on the results of operations of Telefónica Argentina. VAT rates on revenues are 21%, 27%, 31.5%, 40.5% and 44.15%, depending on the type and tax situation of the customer. On June 2004, the 40.5% rate will no longer be applicable. The weighted average rate for current customers is between 24% and 26% of revenues. Since April 10, 1995, banks have been required to withhold, on behalf of the Argentine government, 8% of VAT on the bills they collect on behalf of Telefónica Argentina. The VAT actually deposited by Telefónica Argentina is the net amount resulting from the amount billed to customers minus the sum of the amounts withheld by banks and the amounts charged to Telefónica Argentina by its suppliers in connection with the purchase of goods and services.

Law No. 25,360 allows VAT credits generated by capital assets, depreciable assets or real property acquired after November 1, 2000 to be offset against other national taxes except social security, or their reimbursement to be requested, provided that such credits cannot be offset against VAT obligations arising out of business activities during a year, and on condition that the property of reference is still part of the taxpayer’s assets. Decree No. 493/01 established a 50% reduction of the capital goods VAT rate, and at the same time revoked certain exemptions (leasing of commercial real property and others). Law No. 25,717 as of January 10, 2003 suspended the possibility of compensation or reimbursement for such VAT credits.

Tax on Bank Checking Account Transactions:

Law No. 25,413 (published in the Official Gazette on March 26, 2001), as amended and regulated, establishes, with certain exceptions, a tax levied on debits and credits on bank accounts maintained at financial institutions located in Argentina and on other transactions that are used as a substitute for the use of checking bank accounts. The general tax rate is 0.6% for each debit and credit; however, there are increased rates of 1.2% and reduced rates of 0.075%, depending upon certain conditions. Local checking bank accounts are subject to the 0.6% rate.

Other Taxes: The tax assessed on Telefónica Argentina to finance the activities of the Regulatory Authority is levied on total monthly revenues from the provision of telecommunications services, net of any applicable tax on the revenues at a rate of 0.5%. Amounts paid to other service providers for access charges are deductible as soon as such service provider pays the tax.

Decree No. 764/2000 approved the Rules for Universal Service which provide a subsidy mechanism for certain customer categories and zones considered of relatively high-cost for rendering basic telephone service, financed with a special contribution called “investment contribution commitment” of 1% of the revenues obtained from rendering the telecommunications services, net of any applicable tax. This tax is already accruing but the mechanism for receiving the tax amounts by the government and the assigning of subsidies has not yet been implemented by the Argentine government.

A “radioelectric rate” is also paid to the Regulatory Authority by Telefónica Argentina every four months in relation to radioelectric stations. Telefónica Argentina and we also pay provincial stamp taxes and other provincial and municipal taxes.

Social Security Contributions

As of July 1, 2001, Decree No. 814/01 increased to 16% the social security contributions related to the following subsystems: retirement, family allowance, employment fund and healthcare organization for retirees and pensioners. Contributions related to the healthcare organizations system were kept at 5%. At the same time, it provided that a percentage of such contributions, which varies depending on the geographic area where the payroll-employee work is performed, be calculated as a VAT credit. The net effect of both measures is zero with respect to the tariffs of Telefónica Argentina effective through December 31, 2001.

Law No. 25,453 raised, from August 1, 2001, the above rate from 16% to 20% for companies in the commercial and services sector.

Section 80 of Law No. 25,565 provided for an employer’s contribution of 6% to health plans and a 21% for the employers social security contributions related to the following subsystems: retirement, family allowance, employment fund and healthcare for retirees and pensioners. Decree 814/01 allowed a certain percentage of the employer’ s contribution to be credited against VAT monthly tax liability.

Law No. 25,723, effective January 17, 2003, introduced changes to certain provisions of Decree No. 814/01 that are applicable to January 2003 employer contributions paid on or after February 1, 2003, reducing by 1.5% the available value-added tax credit on social security contributions and food vouchers. This change would not apply in geographical areas where the tax credit was over 7% before the amendment.

Following this amendment, value-added tax credits are no longer available on contributions made in respect of employees in the City of Buenos Aires and Greater Buenos Aires, while those for employees throughout the rest of the province of Buenos Aires and most of the provinces have been reduced by 1.5%, thus increasing net contributions.

Increases in Allowance Salaries

After the issuance of Decree 1,273/02, Decrees 2,641/02 and 905/03 established the mandatory payment of a monthly remuneratory amount of Ps.200 until December 31, 2003 to all the employees falling within the scope of collective bargaining agreements.

Decree 392/03 increased by Ps.224 the basic salary of employees governed by collective bargaining agreements. The amount of Ps.224 was added to the basic salary of such employees in 8 monthly installments of Ps.28 each from July 2003 to February 2004. This Ps. 224 increase qualifies as an integral part of the salary and is therefore subject to payments to social security and contributions.

Turnover Tax

The rate of the tax on gross revenues depends on the jurisdiction in which revenue is generated and ranges from 2% to 6%. Operating revenues of Telefónica Argentina are shown net of turnover tax in its financial statements.

Province of Buenos Aires Turnover Tax

Law No. 12,727 of the Province of Buenos Aires increased the turnover tax rate by 30% as of July 1, 2001 for taxpayers who in 2000 paid more than Ps.200,000 of such tax. In the case of telephone service, this means raising the rate for the Buenos Aires Province to 4.55% from 3.5%.

The above rate was passed on by Telefónica Argentina through the tariffs applied to customers receiving service in the Province of Buenos Aires, under the tax stability rules of the regulatory framework.

The extension of the emergency increase into fiscal year 2002 has been declared by the Revenue Bureau for the Province of Buenos Aires. Tax legislation for 2003 has excluded telephone services from the scope of application of this incremental emergency rate (which would have brought the tax rate up to 4.55%) but simultaneously increased the tax rate to 4.60%.

Results of Operations in Accordance with U.S. GAAP

Under U.S. GAAP we are reporting two segments: Holding and Basic Telephone Service. Until October 1, 2002, we were not required to report segments under Argentine GAAP.

The main differences between net income calculated in accordance with U.S. GAAP and with Argentine GAAP are described in Note 15. to the notes to the Holding Annual Financial Statements. Net loss/income before extraordinary losses calculated in accordance with U.S. GAAP amounts to an income of Ps.456 million for the fiscal year ended December 31, 2003, a loss of Ps.2,432 million for the fiscal year ended December 31, 2002 and a loss of Ps.896 million in December 31, 2001.

U.S. GAAP adjustments to net income mainly relate to the following:

Net income under U.S. GAAP for 2003 was affected by: (a) the reversal of inflation restatement and monetary results under U.S. GAAP (see Note 15.b.1 to the Holding Annual Financial Statements) of Ps.222 million and (b) the adjustments on income of U.S. GAAP’s goodwill depreciation charge related to the investment in controlled companies representing an income of Ps.18 million. These effects were compensated by the adjustments under U.S. GAAP on the ownership interest in related parties (“Cointel”) amounting to Ps.1 million.

Net income under U.S. GAAP for 2002 was influenced by: (a) the adjustments on ownership in related parties amounting to Ps.524 million, the adjustment includes the reversal of the 2001 estimated effect of the devaluation on Cointel’s and Telefónica Argentina’s net liabilities in foreign currency (see below), calculated based on our ownership interest in such companies; (b) the reversal of the devaluation effect of Ps.349 million; (c) the adjustment on the amortization of goodwill amounted to Ps.18 million (income), corresponding to the reversal of the amortization of the goodwill on the investment in Cointel under Argentine GAAP as a result of the implementation of SFAS 142. See Note 15 c) 3 to Holding Annual Financial Statements. These effects were compensated by the reversal of inflation restatement and monetary results under U.S. GAAP (see Note 15.b.1 and Note 15.b.2) of Ps.1,763 million

As a consequence of the voluntary capital stock reduction mentioned in Note 8.2 to Holding Annual Financial Statements and the acquisition by Telefónica (and subsequent transfer to TISA), as of December 31, 2001, our principal shareholder is TISA, which owns 99.96% of our capital stock. Under US GAAP, and as substantially all of our common stock was acquired by Telefónica, the purchase price should be “pushed down” to Holding Annual Financial Statements. Push down accounting is not a generally accepted accounting principle under Argentine GAAP. As a result of Telefónica’s acquisition of the 80.9% equity interest in us, which purchase price substantially amounted Ps.2.2 billion, and the voluntary capital stock reduction, we booked an adjustment of Ps.1.6 billion substantially corresponding to goodwill.

Media Business

We look to Telefónica’s global media affiliate, Telefónica Contenidos, to set the business strategy for Atco and ACISA. We consider Atco and ACISA to be passive investments.

On the basis of financial information furnished by Atco to us as of December 31, 2003, Atco presents negative shareholders’ equity. Also, given that we are under no obligation to make capital contributions to Atco for the purpose of restoring the latter’s negative shareholders’ equity, we valued our investment in Atco as of December 31, 2003 at nil, to adjust it to its estimated recoverable value, and did not book any related liability. Additionally, as of December 31, 2003, we decided to value the investment in ACISA at nil, to adjust it to its recoverable value pursuant to information available as of such date. See Note 5.1.b) to the Holding Annual Financial Statements.

B. Liquidity and Capital Resources

Sources of Funds

As of December 31, 2002, our total liabilities (excluding those of our invested companies) amount to Ps.1,759 million, which consist of Ps.23 million in negotiable obligations (including interests accrued as of that date), Ps.1,730 million of payables to related parties and Ps.6 million in tax liabilities, other payables and short-term accounts payable.

As of December 31, 2003, our cash and cash equivalents amount to nil.

On April 11, 2000, the Participating Shareholders and Telefónica entered into the Stock Exchange Agreement whereby, once certain precedent conditions were met, on December 15, 2000, the Participating Shareholders transferred to Telefónica 80.9% of our capital stock, representing 84.7% of our total votes in exchange for Telefónica common shares issued. On June 29, 2001, Telefónica informed us that on May 8, 2001, it had transferred to TISA, Telefónica’s wholly owned subsidiary, all of Telefónica’s 80.9% equity interest in us. Additionally, as a result of several transactions described in Note 8.2 to the Holding Annual Financial Statements for the years ended December 31, 2003, 2002 and 2001, TISA’s equity interest in us, increased from 80.9% to 99.96%.

On December 15, 2000, we transferred to ACH our ownership interest in Shosa for an amount of U.S.$395 million, accruing interest at the LIBOR plus 2.5% nominal per annum, to be paid through a promissory note issued by ACH, maturing on August 31, 2001, or before, if certain conditions contemplated in the loan agreement occurred. In August and December 2001, we and ACH amended a clause of the Promissory Note issued by ACH, extending the maturity date until January 31, 2002. As of December 31, 2001, the Promissory Note was exchanged for our own shares included in the voluntary capital stock reduction. See Note 8.2 to the Holding Annual Financial Statements. As of the transfer date, Shosa’s main asset was its 35.86% ownership interest in Cablevisión and its main liabilities were a loan of U.S.$136 million made to Shosa by ACH, and other liabilities of approximately Ps.27 million (at historical values).

Historically, we had funded our capital requirements principally through cash dividends from Cointel, other income relating to equity interests in related parties and fees for services under the Telefónica Holding Advisory Agreement, proceeds from disposing of our ownership interests and other assets, and bank loans.

Our principal source of cash has traditionally been dividends paid to us by Cointel. Cointel paid to its shareholders an aggregate of Ps.1,452 million (at historical values) in cash and in-kind dividends from January 1, 1994 through December 31, 2001. Cointel did not pay dividends during the years ended December 31, 2003 and 2002. Cointel’s principal source of cash revenues is the cash dividends paid to it by Telefónica Argentina. Telefónica Argentina paid Cointel an aggregate of Ps.1,190 million (at historical values) in cash dividends from January 1, 1994 through December 31, 2001. Telefónica Argentina did not pay dividends during the year ended December 31, 2003 and 2002.

In 1997 we began receiving income under the agreement with TESA Arg. described elsewhere in this Annual Report. During 2003 and 2002, we collected Ps.52 million and Ps.37 million, respectively.

We use our funds mainly to pay principal amount and interest on our debt and have used it to acquire ownership interest and to make capital contributions to controlled companies and related companies. During 2003, 2002 and 2001 we did not pay dividends.

On February 12, 2002, we cancelled the balance of the principal of Series A Negotiable Obligations that amounted approximately to U.S.$7.0 million and interest accrued as of such date.

As of December 31, 2003, the balance of the principal related to TISA’s loan, after interest capitalization, amounted to U.S.$582 million (equivalent to Ps.1,706 million as of December 31, 2003). As of December 31, 2003 the accrued non capitalized interest amounts to U.S.$1.5 million (equivalent to Ps.4 million as of December 31, 2003). In obtaining the above-mentioned loan, we had assumed certain commitments, mainly involving limitations on the sale of assets, limitations on liens of certain assets, limitations on us or any of its affiliates becoming a party in merger or spin-off operations, with certain exceptions. In addition, the loan shall become due and payable: 1) upon our default on any of the commitments assumed under the loan agreement, 2) in the event of any change in our controlling shareholder, 3) if we or our affiliates are unable to comply with our obligations, 4) changes on our main business activity, 5) if Telefónica Argentina or any of our affiliates lose the government licenses obtained and 6) if there are changes on our equity, economic and financial situation that due to their adverse nature may affect our ability to comply with the obligations assumed in the agreement or if there are restrictions that may limit the our ability to repay our debts.

Additionally, during the first quarter of 2002, we received loans from Telefónica Argentina for U.S.$5.8 million (“the Dollar loans”) and Ps.4.6 million (at historical values) (“the Peso Loans”). On April 15, 2002, Telefónica Argentina assigned to TESA Arg.

the Peso Loans in the amount of Ps.4.7 million (at historical values) which were due and payable, together with interest accrued as of such date. Furthermore, on such date TESA Arg. and we agreed to offset a portion of the amount owed by TESA Arg. in connection with the agreement against the Peso Loans owed by us to TESA Arg. for a total amount of Ps.4.7 million (at historical values). On April 26, 2002, we entered into an assignment agreement with Telefónica Argentina and TISA pursuant to which Telefónica Argentina assigned to TISA the Dollar Loans in the amount of U.S.$5.8 million, which includes principal amount and accrued interest as of April 26, 2002. As of December 31, 2003, the book value of such loan amounts to U.S.$6.7 million (equivalent to Ps.20 million as of December 31, 2003), corresponding to principal amount plus accrued interests as of that date.

In relation to the loans mentioned above, TISA has advised us that until September 20, 2004: (i) the effects of the Public Emergency and Currency Exchange System Reform implemented in Argentina by Decree No.1,570/01, Law No. 25,561, as supplemented and amended, in force shall not be considered by the creditor as an event of default; and (ii) it shall not consider that, until such date, an acceleration event has been verified under the agreements with it. Additionally, some of the loan agreements in effect include acceleration events in case certain judicial or nonjudicial proceedings are filed for amounts in excess of certain net equity percentages against us or relevant affiliate. We obtained a waiver in connection with those proceedings as of the date of issuance of this Annual Report, covering at least the current terms of those loans.

Additionally, we are evaluating Cointel’s and Telefónica Argentina’s financing needs considering the Argentine economic situation and the current difficulties to have access to credit and will make our best efforts to provide Cointel and Telefónica Argentina with such financing, directly or indirectly, subject to our own availability of funds, which depends on the evolution of the issues affecting our financial situation. We have prepared our financing projections and plans expecting to cover future fund needs to pay short-term debt mainly with funds generated by operations plus, to the extent possible, by the evolution of current economic measures, bank loans and access to capital markets; or otherwise, we plan to request for long-term refinancing of our payables.

On the other hand, Telefónica has advised us that, as of the date of issuance of the financial statements included in this Annual Report, it was still evaluating the Argentine macroeconomic context and analyzing financing alternatives for us, including the possibility of refinancing over the long-term our current loans from TISA, and, if necessary, providing additional financing or not. Consequently, our ability to meet our short term liabilities will depend on TISA’s continued refinancing of the loans granted to us, or the availability of other financing sources either from third or other related parties, which to date are not available in sufficient amounts.

Should no financing alternatives be available for us or should we not succeed in obtaining refinancing, including our indebtedness with TISA, we would not have sufficient funds available to pay our current liabilities (including those disclosed as current on the balance sheet as of December 31, 2003 and such non-current liabilities that would become current, if creditors claimed a default) payable to domestic and international creditors.

Although we will continue to use our best efforts to obtain such financing, as of the date of issuance of this Annual Report it is not possible to ensure what the result of such negotiations will be, and, consequently, it is not possible to ensure whether we will be able to settle our current liabilities in the normal course of business and maintain our normal operations.

In light of the amount of short-term indebtedness that came due in 2002 and was to come due in 2004, Telefónica Argentina implemented a strategy to restructure its indebtedness, to minimize the financial risks in meeting its commitments and avoid defaulting on its debt. Actions taken to date have included extending the maturities of long-term public debt for long-term debt, and paying a portion of its debt from available cash. As a result of these actions, Telefónica Argentina has significantly improved its financial position by providing it with more time to continue as a going concern until Argentina returns to economic and political stability.

As part of this strategy, Telefónica Argentina offered to exchange new notes due in 2007 and cash for its then existing notes due in 2004 and to exchange new notes due in 2010 and cash for its then existing notes due in 2008. Telefónica Argentina also offered to exchange (1) new notes due in 2011 denominated in U.S. dollars issued by Telefónica Argentina and cash for the Cointel’s 8.85% Series A notes due 2004, and (2) new notes due 2011 convertible into U.S. dollars in August 2004 or new U.S. dollar-denominated notes due 2011, and cash, for the 10.375% Series B notes of Cointel due 2004. The Cointel notes acquired in this exchange were transferred to TISA in exchange for a reduction in Telefónica Argentina’s short-term debt with them.

The benefits Telefónica Argentina obtained as a result of its debt renegotiation strategy are as follows:

•	Extension of maturities on Telefónica Argentina’s short and long-term debt. Through offers to exchange Telefónica Argentina’s notes due in 2004 and in 2008, Telefónica Argentina extended the maturities of the major portion of its short and long-term obligations by three years and two years and a half, respectively. The exchange of the 2004 notes which was accepted by 73% of the noteholders was the best available alternative to refinance such notes. Under the terms and conditions of the notes due in 2006, if, as of July 1, 2004, the principal outstanding amounts on existing obligations due in 2004, including any refinancing or renegotiation of those notes with debt maturing before July 1, 2006 exceeded U.S.$90 million, in July 2004 Telefónica Argentina would have been required to make an offer to purchase such notes maturing in 2006 at 100% of the principal amount, plus accrued and unpaid interest. As of December 31, 2002, such notes due 2006 totaled U.S.$71.4 million outstanding. The successful outcome of the offer to exchange notes due in 2004 enabled Telefónica Argentina to avoid offering to purchase such existing notes due in 2006, thus effectively maintaining the maturity of those notes in July 2006. In addition, Telefónica Argentina obtained acceptance of 66% in the exchange of the existing notes due 2008.

•	Exchange of a portion of Telefónica Argentina’s short-term intercompany debt for long-term debt with bondholders. Telefónica Argentina had agreed with TISA that once the offers to exchange Cointel’s notes had been carried out, Telefónica Argentina would transfer to TISA all the Series A and Series B notes of Cointel that Telefónica Argentina acquired, in exchange for a reduction in Telefónica Argentina’s short-term debt to Telefónica Internacional. As a result of this transaction, Telefónica Argentina settled an amount equivalent to U.S.$174 million, by issuing long-term debt due in 2011 amounting to U.S.$148.1 million.

•	Reduction in outstanding debt. The cash payments Telefónica Argentina made as part of the exchange offer amounted to U.S.$76.1 million and Ps.4.6 million which served to reduce Telefónica Argentina’s debt by an equivalent amount.

•	Providing additional time until Argentina achieves economic and political stability. The Argentine economy is in process of recovery. The successful outcome of these exchange offers has given Telefónica Argentina additional time to wait until the political and economic situation in Argentina stabilizes, which may provide opportunities to Argentine companies, including Telefónica Argentina, to regain access to capital markets and credit lines.

Telefónica Argentina’s shareholders’ meeting held on December 19, 2003 approved a global program of negotiable obligations non convertible into shares, for a maximum outstanding amount at any time of Ps.1.5 billion or the equivalent amount in other currencies, in various series and/or successive tranches, either cumulative or non-cumulative, under Argentine law financing. This shareholders’ meeting delegated to Telefónica Argentina’s Board of Directors the power to set the remaining issue conditions and to decide to request or not authorization to quote in the BCBA (“Buenos Aires Stock Exchange”) and/or other local or foreign exchange markets. On March 22, 2004 Telefónica Argentina’s Board of Directors approved the main in terms and conditions of the program. Telefónica Argentina’s intention is to raise funds from the Argentine peso market to the extent available under market conditions.

The following information is presented on an unconsolidated basis:

Cash Provided by Operating Activities: Cash flow from operations was Ps.40 million in the fiscal year ended December 31, 2003 and amounted to Ps.21 million in the fiscal year ended December 31, 2002, principally due to the collection of receivables from related parties and payables accounts and funds received pursuant to the Telefónica Holding Advisory Agreement.

Cash Flows from Continuing Investing Activities: During fiscal years ended December 31, 2003 and 2002 we did not have any cash flows from Investing Activities.

Cash Flows from Continuing Financing Activities: In the fiscal year ended December 31, 2003 cash used in financing activities amounted to Ps.43 million due to payment of interest. In the fiscal year ended December 31, 2002 cash used in financing activities amounted to Ps.21 million, of which Ps.14 million represented a repayment of loan, Ps. 23 million repayments of interest and Ps.16 million due to an increase in financial payables to related parties.

Foreign-Denominated Debt and Investments

As of December 31, 2003, our total liabilities amount to Ps.1,759 million, which consist of Ps.23 million in Negotiable obligations (including interests as of that date), Ps.1,730 million of payables to related parties and Ps.6 million in tax liabilities, other payables and short-term accounts payable.

As of December 31, 2003, our cash and cash equivalents amount to nil.

Debt

We have outstanding as of December 31, 2003 the following indebtedness:

•	U.S.$590 million in short-term intercompany loans with TISA (not including interest); and,

•	9.75% Notes due 2007 totaling U.S.$7.6 million.

Cointel has outstanding as of December 2003 the following unconsolidated indebtedness and preferred stock:

•	8.85% Notes due 2004 totaling U.S.$220 million (in March 2004 Cointel has cancelled U.S.$.14.1 million);

•	10.375% Notes due 2004 totaling Ps.175 million;

•	Ps.40 million (originally in U.S. dollars and pesified by the Public Emergency Law, plus the adjustment of the CER) in preferred capital stock and Ps.7 million in accumulated unpaid but not due preferred dividends;

•	U.S.$155 million in short-term intercompany loans with TISA, not including U.S.$170 million of Cointel’s 8.85% Series A Notes and Ps. 32 million of Cointel’s 10.375% Series B Notes (including accrued interest), maturing 2004, held by TISA.

Telefónica Argentina and Telinver have outstanding as of December 31, 2003 the following short-term indebtedness:

•	U.S.$ 79 million of 11.875% Notes due November 2004 (in March 2004 Telefónica Argentina purchased and cancelled U.S.$ 23 million);

•	banks and other financial institutions financing totaling the equivalent of U.S.$41 million; and

•	U.S.$538 million in intercompany loans owed to TISA due through August 2004.

Telefónica Argentina has outstanding as of December 31, 2003 the following long-term indebtedness:

•	9.875% Notes due 2006 totaling U.S.$71.4 million;

•	11.875% Notes due 2007 totaling U.S.$ 189.7 million;

•	9.125% Notes due 2008 totaling U.S.$125.6 million;

•	9.125% Notes due 2010 totaling U.S.$ 220 million;

•	8.85% Notes due 2011 totaling U.$.S 148.1 million;

•	10.375% Notes due 2011 totaling Ps. 0.1 million convertible into U.S. dollars in August 2004, and

•	banks and other financial institutions financing totaling the equivalent of U.S.$ 116 million

As of December 31, 2003, Telefónica Argentina had Ps.1,982 million (equivalent to U.S.$676 million) of short-term debt obligations, of which Ps.1,576 million (U.S.$538 million) was owed to TISA, a wholly owned subsidiary of Telefónica (our ultimate parent company).

Exchange of Notes

On May 19, 2003 Telefónica Argentina’s Board of Directors approved offers to exchange the outstanding negotiable obligations issued by Telefónica Argentina and by Cointel for new negotiable obligations issued by Telefónica Argentina plus a cash payment.

Offer to Exchange Telefónica Argentina’s Notes

Telefónica Argentina’s negotiable obligations included in the exchange offer were those issued in November 1994 for a principal amount of U.S.$300 million which were due in November 2004 and those issued in May 1998 for a principal outstanding amount of U.S.$368.5 million due in May 2008.

Holders of notes representing 73% of the aggregate amount of the notes issued in November 1994, and holders of notes representing 66% of the aggregate amount of the notes issued in May 1998, validly tendered their notes. Therefore, on August 7, 2003 Telefónica Argentina issued new notes for an aggregate amount of U.S.$189.7 million due November 2007 at a nominal interest rate of 11.875% per annum, and U.S.$ 220 million due November 2010 at a nominal interest rate of 9.125% per annum, respectively, and Telefónica Argentina paid U.S.$52.1 million in cash. Additionally Telefónica Argentina paid U.S.$12.5 million for interest accrued to that date.

Offer to Exchange Cointel’s Notes

Cointel’s 8.85% Series A notes for U.S.$ 225 million and 10.375% Series B notes for Ps.175 million, both issued in July 1997 and maturing in August 2004, were included in the exchange offer.

On August 7, 2003, Telefónica Argentina issued U.S.$148.1 million of 8.85% notes due 2011, and paid U.S.$ 24.0 million and Ps.4.6 million in cash in exchange of Cointel’s Series A and Series B notes respectively, plus U.S.$ 0.2 million and Ps.0.1 million respectively for interest accrued. In addition, in exchange for Cointel’s Series B notes, Telefónica Argentina issued Ps.0.1 million of peso-denominated 10.375% notes due 2011 which on August 1, 2004 will be converted into U.S. dollars denominated notes and will start to accrue interest at an annual nominal rate of 8.85%. Additionally, as described in note 7.3.1 to the Cointel Consolidated Annual Financial Statements, Telefónica Argentina transferred Cointel’s notes acquired in this exchange offer to Telefónica Internacional, thus reducing Telefónica Argentina’s short-term financial debt with Telefónica Internacional in the equivalent amount of U.S.$174 million.

After the exchange completed on August 7, 2003, Telefónica Argentina’s outstanding notes are as follows as of December 31, 2003:

Month and year of issuance	Outstanding amount (in millions)			Maturity (month and year)	Annual interest rate (%)
11/94	U.S.$	79.0	(a)	11/2004	11.875
05/98	U.S.$	125.6		05/2008	9.125
06/02	U.S.$	71.4		07/2006	9.875
08/03	U.S.$	189.7		11/2007	11.875
08/03	U.S.$	220.0		11/2010	9.125
08/03	Ps.	0.1	(b)	08/2011	10.375
08/03	U.S.$	148.1		08/2011	8.85

a)	Net of U.S.$2 million Telefónica Argentina repurchased and cancelled in December 2003.
b)	On August 1, 2004, these notes will be converted to U.S. dollars and will start to accrue interest at a nominal rate of 8.85% per annum. Net of Ps. 0.1 million cancelled in October and December 2003.

The Telefónica Argentina’s shareholders’ meeting held on December 19, 2003 approved a global program of negotiable obligations which are not convertible into shares, denominated in pesos or in any other currency, with ordinary guarantee, in various series or successive tranches, either cumulative or non-cumulative, for a maximum outstanding amount of Ps.1.5 billion or their equivalent amount in other currencies, and delegated to the Board of Directors the power to set the remaining issue conditions and to decide to request or not authorization to quote in the BCBA or other foreign exchange markets. In addition, on March 22, 2004 Telefónica Argentina’s Board of Directors approved the main terms and conditions of the program. Telefónica Argentina’s intention is to raise funds from the Argentine peso market to the extent available under market conditions.

Related Party Indebtedness

As of December 31, 2003, Cointel and Telefónica Argentina on a consolidated basis owed approximately Ps.2.029 billion (U.S.$692 million) to TISA, which matures substantially in 2004. On unconsolidated basis Cointel and Telefónica Argentina owed the equivalent of Ps.453 million (approximately U.S.$154.6 million, U.S$ 150.6 of principal amount and approximately U.S.$4 million of accrued interests), not including Ps.531 million in negotiable obligations held by TISA. See “—Exchange of Notes”.

During 2003, most of Cointel’s debt with TISA has been rolled over on a semi-annual basis and the debt owed by Telefónica Argentina with TISA has been rolled over on a monthly basis. These loans bear interest at six-month LIBOR plus between 8% and 9% per annum. These agreements established the usual commitments for these kind of transactions, including (1) requiring that such debt will be pari passu with all of Cointel’s other debt, (2) clauses that establish that the creditor may accelerate the debt if there are changes in Cointel’s or Telefónica Argentina’s equity, economic and financial situation that due to their adverse nature may affect Cointel’s or Telefónica Argentina’s capacity to comply with the obligations assumed in the agreements or if there are restrictions that may limit Telefónica Argentina’s or Cointel’s capacity to repay Cointel’s or Telefónica Argentina’s debts, (3) giving this creditor the benefit of any financial covenant Cointel has with any other creditor, (4) a clause that allows the creditor to make assignments, (5) certain financial covenants and (6) acceleration clauses that would be triggered in the event of certain court or out-of-court proceedings being initiated against Cointel or any of Cointel’s material subsidiaries which may result in an attachment or auction of assets exceeding a certain percentage of our shareholders’ equity or that of our material subsidiary.

During the fiscal year ended December 31, 2003, Cointel and TISA executed an amendment to certain loan agreements whereby they agreed that TISA could determine, prior written notice, the conversion into principal of accrued interests as of each due date. During the fiscal year ended December 31, 2003, interests converted into principal under the above-mentioned loans amounted to U.S.$12 million.

TISA has advised Cointel in writing, that until September 20, 2004, it waives certain covenant defaults subject to certain conditions and that it will not accelerate Cointel’s loans on the basis of the effects of the Public Emergency Law. This waiver does not constitute a roll over through the date of the waiver. Regarding the maximum term provided by the above-mentioned waiver, as of December 31, 2003, Cointel has classified as current liabilities, maturing in equal annual consecutive installments until April 30, 2007, a loan of U.S.$7 million (equivalent of Ps.20 million at the exchange rate in effect on December 31, 2003), whose original maturity date was noncurrent.

On May 20, 2003, Telefónica Argentina and TISA entered into an agreement whereby the former immediately assigned to TISA the title to and all credit rights arising from Cointel’s notes acquired by Telefónica Argentina under the offer to exchange our notes described in Note 7.3.1.b) to the Cointel Consolidated Annual Financial Statements, with the notes being immediately and unconditionally accepted by TISA. Simultaneously with this assignment, TISA settled a portion of Telefónica Argentina ‘s financial debt (principal) to TISA as of that date. Consequently, after the agreement described above, TISA became the main holder of Cointel’s negotiable obligations. See Note 7.3.3 to the Cointel Consolidated Annual Financial Statements. As of December 31, 2003, Cointel’s negotiable obligations held by TISA amount to U.S.$164.3 million and Ps.30.9 million corresponding to Class A and Class B shares, respectively. Additionally, as of December 31, 2003, accrued interests of the mentioned negotiable obligations held by TISA amount to Ps.19.1 million.

Exposure to Foreign Exchange Rates

Cointel’s foreign currency financial and bank payables as of December 31, 2003 amounted to approximately U.S.$.1.8 billion (approximately Ps.5.3 billion), 21 million euro (approximately Ps.79 million), and 7.8 billion Japanese yen (approximately Ps.214 million). As of December 31, 2003, Telefónica Argentina also had the equivalent of approximately Ps.183 million of trade and other payables denominated in foreign currencies. Approximately Ps.479 million of our receivables and investments are denominated in foreign currencies.

In September 1999, Telefónica Argentina entered into a foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations in the yen/U.S. dollar exchange rate in connection with its 7.8 billion Japanese yen loan granted by the Export-Import Bank of Japan (currently the Japanese Bank of International Cooperation). The loan matures in February 2011 and accrues interest at a rate of 2.3% per annum. The swap agreement provides for a fixed exchange rate of 104.25 yen per U.S. dollar. The interest rate paid to Citibank N.A. under the swap agreement during the term of the loan is 7.98% per annum. As of December 31, 2003, the amount of the related liability, taking into account the effect of the swap and the additional interest accrued, amounts to U.S.$84 million.

Additionally, in December 1999, Telefónica Argentina entered into a second foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations in the euro/U.S. dollar exchange rate in connection with its net position of assets and liabilities in euros, including the balance of the loan granted by Instituto Centrale Per il Credito a Medio Termine (the “Mediocredito Centrale”). The Mediocredito Centrale loan matures in November 2014 and accrues interest at a rate of 1.75% per annum. The swap agreement is in effect through November 2007 and provides for a fixed-exchange rate of 0.998 euros per U.S. dollar. The interest rate paid to Citibank N.A. during the term of the loan is 2.61% per annum. See Item 11: “Quantitative and Qualitative Disclosures About Market Risk” for important information concerning exposure to foreign currency exchange rate changes.

The swap agreements with Citibank establish, among other typical provisions for this type of transaction, provisions for acceleration of payments upon the failure to pay financial debts for amounts in excess of 2% of Telefónica Argentina’s shareholders’ equity.

In October and December 2003 Telefónica Argentina entered into currency future contracts known as non-deliverable forwards (“NDF”) to hedge the risk of fluctuations in the dollar exchange rate. With the NDF, the currency positions are offset upon maturity of the respective contracts, as cash is exchanged for the net resulting amounts. As of December 31, 2003, these contracts amounted to U.S.$25 million, maturing in April 2004. The collateral granted by Telefónica Argentina for these operations amounted to U.S.$ 1.4 million. These instruments are used to cover Telefónica Argentina’s short-term payment commitments due in U.S. dollars. As of March 26, 2004, Telefónica Argentina has entered into NDF contracts amounting to U.S.$139.4 million, that will mature through August 20, 2004.

As of December 31, 2003, commitments covered by these contracts are as follows:

Hedged Underlying	AMOUNT (IN MILLION)		Hedge maturity or closing date	Future exchange rate		Notional value (in million)
Interest 2007 Bonds	U.S.$	11.2	04/20/04	Ps./U.S.$	2.965	U.S.$	10.0
Interest 2004 Bonds	U.S.$	4.8	04/22/04	Ps./U.S.$	2.960	U.S.$	5.0
Interest 2010 Bonds	U.S.$	10.0	04/23/04 04/28/04	Ps./U.S.$ Ps./U.S.$	3.00 3.00	U.S.$ U.S.$	5.0 5.0

As of April 12, Telefónica Argentina has entered into new NDF contracts amounting to U.S.$104.0 million, that will mature through September 28, 2004.

As of December 31, 2003, there were no significant changes in the market value of the afore-mentioned future contracts.

Credit Ratings

On January 21, 2002, the Standard & Poor’s credit rating agency downgraded our foreign currency credit rating, and many other Argentine companies’ ratings, to “SD” or “selective default”. This revision reflected Standard and Poor’s view that these companies, including us, will find it “impossible” to meet some of their foreign currency obligations in a timely manner, due to sovereign-induced constraints prevailing at that time.

Although both Standard & Poor’s and Fitch have lowered their initial ratings of our Notes based on the increased refinancing risk after the devaluation of the Argentine peso, the government-mandated pesification and freeze of tariffs, and the harsh macroeconomic conditions in Argentina, in the last months, they upgraded our ratings due to the close link with Telefónica Argentina’s credit quality and the support that the controlling shareholder (Telefónica Internacional) has shown.

Our U.S.$9.75% Notes due 2007 are currently rated by Standard & Poor’s “CCC-”, or Currently Vulnerable, under its global scale, and “raBBB-” under its national scale. Fitch has recently upgraded our ratings to “BBB-” (investment grade level) and “CCC” under its national and international scale, respectively, due to the value of its principal assets (Telefónica Argentina and Cointel), its current debt structure, and the fact that revenues from management fees exceeds the obligations under these Notes.

C. Research and Development, Patents and Licenses.

We do not incur any research and development expenses. We hold no material patents and do not license to others any of our intellectual property. In connection with our provision of telecommunication services, we plan infrastructure development based upon present and projected future demand of such services. We acquire the necessary technology, including equipment, from third parties.

D. Trend Information.

See Item 5: “-Operating and Financial Review and Prospects-Factors Affecting Our Consolidated Results of Operations-Effects on Our Results of Operations and Liquidity in Future Periods”

E. Off-balance sheets arrangements.

As of the date of this Annual Report we have no off-balance sheets arrangements.

F. Tabular disclosure of contractual obligations.

The following table represents a summary of our contractual obligations and commercial commitments and those of our subsidiary:

	Payments due by period in millions of Ps.(1)
	Total	less than 1 year	1-3 years	3-5 years	more than 5 years
Contractual Obligations
Long-Term Debt Obligations(2)	1,753	1,731	—	22	—
Total	1,753	1,731	—	22	—

(1)	Figures do not include taxes and interest.
(2)	Includes only bank and financial debt obligations.

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

Board of Directors

The following is a list of the members of the Board of Directors and the Secretary to the Board of Directors as of the date of this Annual Report:

Name	Position	Date of Appointment	Appointing Affiliate
José María Alvarez Pallete	Chairman	2002	TISA
Mario Eduardo Vázquez	Vice Chairman	2003	TISA
Juan Ignacio Lopez Basavilbaso	Director	2003	TISA
Angel Jiménez Hernandez	Director	2003	TISA
Juan Carlos Ros Brugueras	Alternate Director	2001	TISA
Manuel Alfredo Alvarez Trongé	Alternate Director	2002	TISA
Manuel Alfredo Alvarez Trongé	Secretary to the Board of Directors	2002	Not applicable

The Board of Directors appoints the Secretary. The appointed Directors and Alternate Directors are not “independent” as that term is defined under Resolution No. 400 of the CNV.

Our current directors and alternate directors are not independent as defined in Section 301 of the Sarbanes Oxley Act and Resolution No. 368 of the CNV. Under such resolution a director is not independent if any of the following apply:

•	the director is also a director of the controlling shareholder or any other entity controlled by or related to the controlling shareholder of the issuer;

•	the director is also a director of another entity, any of whose shareholders is also a shareholder of the issuer or its controlling entity or any other entity controlled by or related to the latter;

•	the director provides, or belongs to a professional corporation or association which provides professional services to or receives any form of remuneration or fees from the issuer or its controlling entity or any other entity controlled by or related to the latter; and

•	the director provides, or belongs to a professional corporation or association which provides, professional services to or receives any form of remuneration or fees from another entity, any of whose shareholders is also a shareholder or the issuer or its controlling entity or any other entity controlled by or related to the latter.

Audit and Control Committee

The Board of Directors appointed as members of the Audit and Control Committee are Juan Ignacio López Basavilbaso and Juan Carlos Ros Brugueras. See Item 10: “Additional Information-Corporate Governance –Good Corporate Governance Practices”.

Supervisory Committee

The following table sets forth the statutory auditors and alternate statutory auditors of the Supervisory Committee:

Name	Affiliation	Position	Profession
Santiago Lazzati	Estudio Lazzati y Sanguineti	Statutory Auditor	Accountant
Edgardo Sanguineti	Estudio Lazzati y Sanguineti	Statutory Auditor	Accountant
Eduardo Luis Llanos	Estudio Lazzati y Sanguineti	Statutory Auditor	Accountant
Jorge Héctor Martínez	Estudio Lazzati y Sanguineti	Alternate Statutory Auditor	Accountant
María Cristina Sobbrero	Estudio Lazzati Sanguineti.	Alternate Statutory Auditor	Accountant
Sandra Ayala	Estudio Lazzati y Sanguineti.	Alternate Statutory Auditor	Accountant

Other Positions Held

The following table lists the positions that the members of our Board of Directors, the Secretary to the Board of Directors and the members of our Supervisory Committee hold in other companies, as well as their professional backgrounds as of the date of this Form 20-F:

Name	Profession	Company	Position
José María Álvarez Pallete López	Business Administrator	Telefónica de España	Director

		Telefónica Móviles	Director

		Telefónica Data	Director

		Telefónica Internacional	Chairman

		Inmobiliaria Telefónica	Director

		Telecomunicacoes de Sao Paulo TELESP S.A.	Director

		Telefónica Móviles España	Director

		Compañía Telefónica Chile Transmisiones Regionales	Chairman

		Compañía Internacional de Telecomunicaciones S.A.	Chairman

		Telefónica CTC Chile	Vice Chairman

		Telefónica de Perú	Vice Chairman

		TPI, representative of Telefónica	Director

		Telefónica Larga Distancia de Puerto Rico	Director

Mario Eduardo Vázquez	Accountant	Río Compañía de Seguros S.A.	Chairman

		Portal Universia S.A.	Director

		Central Puerto	Director

		Indra SI SA	Director

		Telefónica de Argentina S.A.	Chairman

		Compañía Internacional de Telecomunicaciones S.A.	Vice Chairman

		Telefónica Móviles de Argentina S.A.	Chairman

		Telefónica Comunicaciones Personales S.A.	Chairman

		Radio Móvil Digital Argentina S.A.	Chairman

		Radio Servicios S.A.	Chairman

		Telinver S.A.	Chairman

		Atento Argentina S.A.	Chairman

		Katalyx Argentina S.A.	Chairman

		Altocity.com S.A.	Vice Chairman

		E-Commerce Latina S.A.	Chairman

		Adquira Argentina S.A.	Chairman

		Telefónica Internacional S.A.	Director

		Telefónica S.A.	Director

Juan Ignacio López Basavilbaso	Engineer	Altocity.com S.A.	Director

		Telefónica Comunicaciones Personales S.A.	Director

		Radio Móvil Digital Argentina S.A.	Director

		Radio Servicios S.A.	Director

		Telefónica Móviles Argentina S.A.	Director

		Telefónica Holding de Argentina S.A.	Director

		Compañía Internacional de Telecomunicaciones S.A.	Director

Ángel Jimenez Hernandez	Engineer	Compañía Internacional de Telecomunicaciones	Director

Juan Carlos Ros Brugueras	Attorney	Telefónica Internacional S.A.	Director

		Telefónica Internacional de Chile S.A. S.A.	Director

		Telecomunicações de Sao Paulo S.A.	Director

		SP Telecomunicações Holding S.A.	Director

		Telefónica Larga Distancia de Puerto Rico Inc.	Director

		Telefónica Internacional Holding BV Holanda	Director

		Telefónica Venezuela Holding BV Holanda	Director

		Telefónica Chile Holding BV Holanda	Director

Manuel Alfredo Alvarez Trongé	Attorney	Adquira S.A.	Director

		Telefónica Data Argentina S.A.	Director

		Katalyx Argentina S.A.	Director

Jorge Hector Martinez	Accountant	TUMA S.A.	Chairman

		JOARABI S.A.	Chairman

José María Álvarez-Pallete López, 40, is the Chairman of our Board of Directors and a Spanish citizen. He holds a degree in business administration from the Universidad Complutense of Madrid; he also studied Business Administration at the Université Libre of Belgium. He joined Telefónica in February 1999 as CFO of Telefónica Internacional. In September 1999, he became Corporate Chief Financial Officer at Telefónica, S.A. Since July 2002, he has been the Chief Executive Officer of Telefónica Internacional. In addition, he is a member of the following boards of directors; Telefónica de España, Telefónica Móviles, Telefónica Móviles España, Telefónica Data, Telefónica Internacional, Inmobiliaria Telefónica, Telefónica de Perú, Telefónica de Argentina, Cointel, Telesp. Telefónica CTC Chile, Compañía de Teléfonos de Chile Transmisiones Regionales, Telefónica Larga Distancia de Puerto Rico and Representative of Telefónica as Advisor of TPI.

Mario Eduardo Vázquez, 68, is our Vice-Chairman and the President of Telefónica de Argentina S.A. since June 6th, 2003. He is also Council and Council of Administration of Telefónica S.A. For 33 years, he practiced at Pistrelli, Diaz y Asociados, the member firm of Arthur Andersen & Co. in Argentina, where he was a partner for 23 years, and in charge of Argentine operations for over 20 years.

Juan Ignacio López Basavilbaso, 49, is an alternate member of Telefónica Argentina’s Board of Directors an Argentine citizen. He is an engineer and holds a business postgraduate degree from the University of California at Berkeley. He joined the Finance Department of Telefónica in 1990, being responsible for financial planning and capital markets until the end of 1994. He later held responsibilities in other companies of the Telefónica group, Telintar and Multicanal as international businesses director and as advisor to the general manager, respectively. He was appointed Finance Director of Telefónica in April 1998, and since 1999 he has been its chief financial officer and a member of the Executive Committee. Before joining Telefónica, he worked for the corporate banking department of Citibank in Buenos Aires.

Angel Jiménez Hernandez, 54, currently serves as an alternate member of our Board of Directors. He is a Spanish citizen and holds a degree in telecommunication engineering from Universidad Politécnica de Madrid and an economy postgraduate degree from IESE (Barcelona). He is our Corporate Finance General Director and a member of the Corporate Committe. He has an extensive professional experience in spanish and american banking groups at Madrid, London and New York and he is an expert in corporate finance, global markets, mergers and acquisitions and management control. He also held a position at Telefónica S.A. finance area.

Juan Carlos Ros Brugueras, 42, is an alternate member of our Board of Directors and a Spanish citizen, holds a law degree from Universidad Central of Barcelona and was admitted to the Barcelona Bar, the Ilustre Colegio de Abogados de Barcelona, in 1985. Until 1989, he practiced law at a leading Barcelona law office. From 1988 to 1990, he was resident partner of a Spanish law office in London; between 1990 and 1997, he was a partner at a leading Barcelona law office and served as legal counsel and Secretary to the Board of Directors of several Spanish and foreign businesses and companies.

Manuel Alfredo Alvarez Trongé, 45, is the Secretary of our Board of Directors. He is an Argentine citizen, is a lawyer graduated with Honors from Universidad de Buenos Aires and is an expert in corporate law, business and management, oil & gas and negotiation. He worked as a lawyer at the Superintendencia de Seguros de la Nación (the “National Superintendence of Insurance”) and served as Counsel of the Ministry of Justice of Perú and a Legal Manager of Perez Companc S.A. He is also a professor at Austral, Saint Andrews and Buenos Aires Universities, among others. He is the author of publications and books including Técnicas de Negociación para Abogados and Abogacía de Empresas y Cambio. He is a member of the American Corporate Counsel Association of Washington, D.C., Founder and Director of Asociación AIE Abogados Internos de Empresas and Arbitrator at the American Arbitration Association (AAA, New York).

Presently, We do not have any executive officers, although the Presidente (Chairman) of our Board of Directors has certain executive authority, and our other Directors are members of the Executive Committees of Cointel and Telefónica.

B. Compensation

Argentine law provides that the aggregate annual compensation paid to all directors (including those directors acting as executive officers) may not exceed 25%, or 5% of profits for any fiscal year in which we do not pay any dividends. The compensation of the directors acting in an executive capacity, together with the compensation of all other directors and the Supervisory Committee, requires the approval of the shareholders.

When the exercise of special technical or administrative duties or functions on the part of one of the directors in the face of limited or non-existent profits were to impose the need to exceed the pre-established limits, such remuneration may only be made if approved by the annual general meeting of shareholders.

For the fiscal year ended December 31, 2003, there were no fees or special compensation plans paid to directors and executive officers.

Presently, our directors are not compensated for their services, however, pursuant to Law No. 19.550 as amended, the compensation of the members of the Board of Directors and of the Supervisory Committee of Argentine corporations (such as us) is determined by the ordinary shareholders’ meeting of any such corporation. As of the date hereof, our meeting determined to provide no compensation to our Boards of Directors and for the Supervisory Committee for fiscal year 2003. For additional information regarding compensation of the directors, officers and employees of Cointel or Telefónica Argentina, reference is made to Item 6: “Directors, Senior Management and Employees-Compensation” contained in the Annual Report on Form 20-F of Cointel filed with the Securities and Exchange Commission on April 16, 2004 and to Item 6: “Directors, Senior Management and Employees-Compensation” and “-Employees” contained in the Annual Report on Form 20-F of Telefónica Argentina filed with the Securities and Exchange Commission on April 15, 2004, respectively.

C. Board Practices

Our Board of Directors’ duties and responsibilities are set forth by Argentine law and our bylaws.

The Board of Directors’ meets quarterly in compliance with Argentine law and also holds meetings when called by any board member.

We also have a Supervisory Committee that oversees our management. See Item 6: “Directors, Senior Management and Employees-Directors and Senior Management-Supervisory Committee”.

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

Argentine law provides that the members of a Board of Directors cannot enter into any contractual relationship with the company they serve in such capacity, except on contracts entered into on an arms-length basis and related to the company’s activities. Any contract between a company and a member of its Board of Directors that does not comply with such conditions could only be entered into with the approval of the Board of Directors or of the statutory auditors in the event of a lack of quorum at the relevant Board of Directors meeting. The company’s shareholders must also be given notice of the contract. Lack of compliance with these requirements renders the contract null and void, unless ratified by a meeting of the company’s shareholders. If the shareholders’ meeting fails to approve the relevant contract, the relevant members of the Board of Directors (or, if relevant, the statutory auditors) are jointly liable for any resulting damage to the company.

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

Likewise, members of the Board of Directors are barred from participating (on their own or on a third party’s behalf) in an activity in competition with the company’s activities, except in case of express authorization by the shareholders meeting. Failure to do so gives rise to unlimited joint and several liability of the director to the company.

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

D. Employees

Our and Cointel’s Employees. Neither Cointel nor we have any employees. We provided administrative services required by Cointel and managed Cointel’s day-to-day activities until December 15, 2000. Since then, Telefónica Argentina provides such services to both Cointel and us. See Item 4: “Information on the Company—Telefónica Argentina Management Contract” and Item 7: “Major Shareholders and Related Party Transactions”.

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

On December 31, 2003, Telefónica Argentina had 8,736 full-time employees, 524 temporary employees and 598 trainees. Telefónica Argentina’s subsidiary, Telinver, had 293 full-time employees and 13 trainees as of December 31, 2003.

The following table provides the number of Telefónica Argentina’s unionized, non-unionized, temporary, and trainee employees for the fiscal years ended December 31, 2003, 2002, 2001 and September 30, 2001 (not including Telinver).

	December 31, 2003	December 31, 2002	December 31, 2001	September 30, 2001
Unionized	6,510	6,546	6,621	6,761
Non-unionized	2,226	2,452	2,789	2,919

	8,736	8,998	9,410	9,680

Temporary	524	587	659	676
Trainees	598	884	1,511	1,579

Total Number of Employees	9,858	10,469	11,580	11,935

Technical and Operations	5,608	5,784	5,893	6,050
Sales and Marketing	438	602	794	845
Financial and Administrative Support	1,687	2,011	2,314	2,300
Customer Service	2,125	2,072	2,579	2,740

Total	9,858	10,469	11,580	11,935

For the fiscal year ended December 31, 2003, the principal components of labor costs were basic wages, overtime and fringe benefits. Telefónica Argentina also incurred certain other related costs, including contributions made to the national pension plan, health plans, family allowances and additional pension contributions and life insurance premiums for employees covered by collective bargaining agreements. Most of these contributions are mandated by law.

On December 31, 2003, approximately 74% of Telefónica Argentina’s permanent employees were union members. All middle and senior management positions are held by non-unionized employees. Benefits under collective bargaining agreements include benefits to employees who retire upon reaching the age of retirement or who become disabled or who die prior to the age of retirement. Telefónica Argentina has calculated its liability relating to such benefits at approximately Ps.1 million as of December 31, 2003.

A three-year collective bargaining agreement with two unions, the Federación de Organizaciones del Personal de Supervisión y Técnicos Telefónicos Argentinos (“FOPSTTA”) and the Unión de Personal Jerárquico de Empresas de Telecomunicaciones (“UPJET”), became effective on January 1, 1998 and expired on December 31, 2000. So long as no new agreement is executed, the current agreement will continue in full force and effect. This agreement provides for new labor policies such as flex-time variable work schedules and wage adjustments based on Telefónica Argentina’s overall productivity. The terms of this agreement have not increased Telefónica Argentina’s aggregate labor costs. It is expected that a new agreement will be renewed and executed shortly with substantially the same terms as the current one.

Federación de Obreros Especialistas y Empleados de los Servicios e Industria de las Telecomunicaciones de la República de Argentina (“FOEESITRA”) is the union representing a majority of Telefónica Argentina’s unionized work force. As a consequence of the secession of the Buenos Aires FOETRA Trade Union from FOEESITRA, identical collective bargaining agreements must be negotiated and executed with both of these unions. In recent negotiations, Telefónica Argentina sought new provisions to eliminate or substantially reduce excessively burdensome salary determinants, such as seniority, special location-based compensation and leaves of absence. On June 26, 2001 and July 6, 2001, we signed agreements with FOEESITRA and FOETRA. These agreements provide for new labor policies such as flex-time variable work schedules, wage adjustments based on overall productivity and personal days in accordance with the non-unionized workers.

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

In March 2004, the Argentine National Congress approved a draft labor reform law to replace Law No. 25,250. The new law introduces the following changes: (i) it revises the Employment Contract Law (Law No. 20,244); and (ii) it amends the Collective Bargaining Agreements Law (Law No. 14,250). These reforms entail a step back from the decentralization and deregulation of collective bargaining agreements previously in place, as they reinstate the subsistence of collective bargaining agreements after their expiration and the prevalence of agreements reached between higher negotiating levels over company-specific ones. The new law also promotes contracts for unspecified terms, although labor cost reduction incentives are lower than those applicable in the previous reform, and provides that probationary terms must not exceed three months.

E. Share Ownership

As of the date of this Annual Report none of our Directors, Alternate Directors, executive officers or statutory auditors owns any stock of our company.

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

Under Argentine law, the protections afforded to minority shareholders and the fiduciary duties of directors may, in some respects, be lower than in the United States and certain other jurisdictions. On May 28, 2001, the Argentine government issued Decree No. 677/01, which provides that any minority shareholder who was a record holder on the effective date of the Decree may demand that the controlling shareholder buy out the minority shareholders. The controlling shareholder may file an acquisition statement or make a tender offer for the minority shares. Such offers or statements may be carried out through an exchange of the listed shares of controlling shareholders. Once the acquisition has been completed, we would no longer have unaffiliated shares outstanding and would file to delist those shares. However, our debt obligations would still trade publicly.

On October 9, 2000, we filed an application with BCBA for preliminary authorization of the delisting our shares. However, after such filing, Telefónica requested our Board of Directors temporarily refrain from calling a special shareholders’ meeting to decide whether our shares are to be delisted from the BCBA. The BCBA, in turn, required us to request more precise information from Telefónica. On January 9, 2001, we informed the BCBA that, at the request of its of majority shareholder, Telefónica, it had decided to end the delisting proceedings. Telefónica subsequently notified us that, after completing an exhaustive analysis, Telefónica had decided to go ahead with the delisting of our shares. On March 28, 2001, our Board of Directors resolved to pursue a delisting of our shares as in its best corporate interest. On April 5, 2001, we filed an application with the BCBA for preliminary authorization of the delisting of our shares. However, a minority shareholder alleging the unconstitutionality of the residual participation regime made a presentation in the National First Instance Court in Commercial Matters No. 26 of the City of Buenos Aires decided to declare the suspension of the proceedings, and ordered the inapplicability of the referred decree to the prosecuting minority shareholder until the case is finally adjudged. Moreover, on March 2004, the court above mentioned gave the reason to the minority shareholder alleging the unconstitutionality of articles No. 29 and 30 of Decree 677/01 so the delisting process is now over. However, we cannot assure whether we or Telefónica Internacional will a try to acquire the residual capital stock owned by third parties.

B. Related Party Transactions

For more information regarding related party transactions, see Note 6 to the Holding Annual Financial Statements.

Stock Exchange Agreement

As a result of the consummation of the Stock Exchange Agreement, on December 15, 2000, ATH and IEI contributed to Telefónica shares of Holding representing 80.9% of our capital stock and 84.7% of our total voting shares. On June 29, 2001, Telefónica informed us that on May 8, 2001, it transferred to TISA, Telefónica’s wholly owned subsidiary, all of Telefónica’s 80.9% equity interest in us. Additionally, as a result of several transactions, TISA’s equity interest in us, increased from 80.9% to 99.96%. See Item 4: “Information on the Company—History and Developments of the Company”.

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

Through a letter dated November 5, 2001, TISA had informed us that it was its firm intention not to require the repayment of the principal amount of the outstanding loan until December 31, 2003. Subsequently, through a letter dated February 25, 2002, TISA notified that the commitment assumed by such company, mentioned in the letter dated November 5, 2001 was no longer effective. Consequently, we classified such loan as “Current liabilities—Accounts payable to related parties” as of December 31, 2001 in the Holding Annual Financial Statements.

According to the above mentioned, as of December 31, 2003 the balance of the principal related to TISA’s loan, after the interest capitalization mentioned above, amounted to U.S.$582 million (equivalent to Ps.1,706 million as of December 31, 2003). As of December 31, 2003 the accrued non-capitalized interests are U.S.$ 1.5 million (equivalent to 4 million as of December 31, 2003). In obtaining the above-mentioned loan, we assumed certain commitments, mainly involving limitations on the sale of assets, limitations on liens of certain assets, limitations on us or any of our affiliates becoming a party in merger or spin-off operations, with certain exceptions. In addition, the loan shall forthwith become due and payable: 1) upon our defaulting on any of the commitments assumed under the loan agreement, 2) in the event of any change on our controlling shareholder, 3) if we or our affiliates are unable to comply with their obligations, 4) changes we main business activity, 5) if we or any of our affiliates lose the government licenses obtained and 6) if there are changes in our equity, economic and financial situation that -due to their adverse nature- may affect our capacity to comply with the obligations assumed in the agreements or if there are restrictions that may limit our capacity to repay our debts.

Additionally, during the first quarter of 2002, we received loans from Telefónica for U.S.$5.8 million (“the Dollar Loans”) and Ps.4.6 million (at historical values) (“the Peso Loans”). On April 15, 2002, Telefónica assigned to TESA Arg. the Peso Loans in the amount of Ps.4.7 million (at historical values) which were due and payable, together with interest accrued as of such date. Furthermore, on such date TESA Arg. and we agreed to offset a portion of the amount owed by TESA Arg. in connection with the agreement described in Note 6.c.(i) to Holding Annual Financial Statements against the Peso Loans owed by us to TESA Arg. for a total amount of Ps.4.7 million (at historical values). On April 26, 2002, we entered into an assignment agreement with Telefónica and TISA pursuant to which Telefónica assigned to TISA the Dollar Loans in the amount of U.S.$5.8 million, which includes principal amount and accrued interest as of April 26, 2002. As of December 31, 2003, the book value of such loan amount to U.S.$6.7 million (equivalent to Ps.20 million as of December 31, 2003), corresponding to principal amount plus accrued interests as of that date.

In relation to the loans mentioned above, TISA has advised to us that until September 20, 2004: (i) the effects of the Public Emergency and Currency Exchange System Reform implemented in Argentina by Decree No. 1,570/01, Law No. 25,561, as supplemented and amended, in force shall not be considered by the creditor as an event of default; and (ii) the creditor shall not consider that, until such date, an acceleration event has been verified under the agreements with TISA. Additionally, some of the loan agreements in effect include acceleration events in case certain judicial or extra-judicial proceedings are filed for amounts in excess of certain net equity percentages of us or relevant affiliate. We obtained a waiver in connection with those proceedings as of the date of issuance of these financial statements, covering at least the current terms of those loans.

No member of the Board of Directors, or member of the Supervisory Committee or any of the officers who report to Supervisory Committee members, responsible for implementing our policy, has incurred any material indebtedness owed to us.

Telefónica Holding Advisory Agreement

We had received fees for financial advice and other services rendered to certain of our controlled companies and joint venture companies and to certain of the technical operators of such companies. The only significant income we currently receive is due to the Telefónica Holding Advisory dated April 24, 1997 pursuant to which we receive fees (the “Telefónica Holding Advisory Fee”) for financial advice to TESA Arg., as Operator of Telefónica Argentina (the “Telefónica Holding Advisory Agreement”). Fees under the financial advisory and services agreement with TESA Arg. (net of turnover tax) amounted to Ps.40 million for the year ended December 31, 2003. The amount of the Telefónica Holding Advisory Fees will depend upon, among other things, the continuation or modification in material respects or early termination of the Management Contract, as well as upon the operating results of Telefónica Argentina, which determine the amounts

Telefónica receives under the Management Contract, that in turn determine the amount of Telefónica Holding Advisory Fees payable to us. The Management Contract provides that the Management Fee Percentage would be 9% through April 30, 2003 and that, if the contract was extended beyond that date, the Management Fee Percentage would be reduced to a negotiated amount ranging between 1.5% and 5.0%. On October 30, 2002 Telefónica notified Telefónica Argentina that it had exercised its right to extend the term of the Management Contract for an additional 5 years to be counted as from April 30, 2003 by virtue of the right conferred by such agreement. On April 30, 2003 Telefónica Argentina and Telefónica agreed upon a 60-day period during which the management fee would not be payable while they negotiate the new percentage applicable to the 5-year extension term, retroactively as from May 1, 2003. On July 30, 2003 Telefónica entered into a Supplement Management agreement, which had been in force as of date pursuant to successive extension and in conformity with the clauses of the original agreement, pursuant to which the management fees as from May 1, 2003 were agreed upon 4 % of the gross margin.

Other Related Party Contracts

During the year ended December 31, 2003, Telefónica Argentina has provided administrative services to us for Ps.0.1 million (in pesos restated for inflation to February 28, 2003).

Outstanding balances with related companies

The outstanding balances with related companies as of December 31, 2003 are listed below:

2003
(in pesos restated for inflation until February 28, 2003)
Current receivables
Telefónica S.A. Sucursal Argentina (“TESA Arg.”)	27
27

2003
(in pesos restated for inflation until February 28, 2003)
Current payables
TISA(1)	1,730

1,730

(1)	With a one-month term maturity, accruing interest at a nominal rate of 10.4375% per annum.

C. Interest of Experts and counsel

Not Applicable.

ITEM 8 FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

The Holding Annual Financial Statements and Cointel Consolidated Annual Financial Statements which are set forth in the accompanying Index to Holding Annual Financial Statements included in this report, are filed as a part of this Annual Report. The audited consolidated financial statements and notes thereto for Atco, as of December 31, 2000 and for the fiscal years ended December 31, 2000 and 1999 are incorporated by reference from our annual report on Form 20-F for the year ended December 31, 2001 filed with the Securities and Exchange Commission.

Legal Proceedings

As of December 31, 2003, we are not party to any material legal proceedings initiated against us whose results might materially affect our financial condition or the results of our operations and, consequently, should be booked as of December 31, 2003. Our related companies are parties to various lawsuits in the ordinary course of their business, and have made the allowances in the cases in which, taking into account the legal counsel’s opinion, these companies’management evaluated as probable to incur a liability. In our opinion and considering the allowances made by such companies, the litigation in which our related parties are currently involved, individually and in the aggregate, would not have any material effect on our financial position or results of operations.

Telefónica Argentina’s Legal Proceedings

Certain Labor Claims

The Transfer Contract provides that ENTel and not Telefónica Argentina is liable for all amounts owed in connection with claims based upon ENTel’s contractual and statutory obligations to former ENTel employees, whether or not such claims were made prior to the Transfer Date, if the events giving rise to such claims occurred prior to the Transfer Date. However, using a theory of successor enterprise liability that they assert is based upon generally applicable Argentine labor law, certain former employees of ENTel have brought claims against Telefónica Argentina, arguing that neither the Transfer Contract nor any act of the Argentine government can be raised as a defense to Telefónica Argentina’s joint and several liability under allegedly applicable Argentine labor laws.

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

As of December 31, 2003, the amount of these labor claims including accrued interest and legal expenses totaled approximately Ps.91 million. Telefónica Argentina has not created any reserve for these claims because (1) pursuant to the Transfer Contract, ENTel has agreed to indemnify Telefónica Argentina in respect of these claims and (2) the Argentine government has assumed joint and several liability with ENTel for the indemnity obligations and has authorized Telefónica Argentina to debit an account of the Argentine government at Banco Nación for any amount payable by Telefónica Argentina in respect to the indemnification.

Under Debt Consolidation Law No. 23,982, ENTel and the Argentine government may discharge their indemnity obligations by the issuance of 16-year Debt Consolidation Bonds. As of December 31, 2003, Telefónica Argentina has paid approximately Ps.6.8 million to satisfy a number of claims. On December 16, 1999, Telefónica Argentina initiated a claim for indemnification and reimbursement in connection with these payments. The case is being argued in court, and no ruling has been issued yet.

Regardless of the number of rulings that have already been decided in Telefónica Argentina’s favor, court decisions have followed the precedent set by the Supreme Court of Justice in the area of joint liability in labor matters mentioned in the second paragraph that Telefónica Argentina and its legal counsel consider will apply to its pending cases. Notwithstanding the alternative instruments that may be used by the Argentine government in the List of Conditions and in the Transfer Contract considering the effect of the above described commitments, on the one hand, and on the basis of the opinion of Telefónica Argentina’s legal counsel regarding the possible amount for which existing claims may be resolved, and on the other, in Telefónica Argentina’s opinion and its legal counsel’s opinion the outcome of the issue should not have a material impact on Telefónica Argentina’s results of operations or financial position.

Reimbursement of Value-Added Taxes Paid by Telintar

On April 24, 1995, Telintar filed an application with the Administración Federal de Ingresos Públicos, formerly the Dirección General Impositiva (the “Argentine Tax Authority”), for the reimbursement of approximately Ps.21.3 million arising from the modifications of certain prior positions originally taken by Telintar with respect to the computation of VAT credits applicable to certain transactions for the period January 1, 1993 through February 28, 1995. Telintar also applied for the reimbursement of approximately Ps.5.9 million of income and asset taxes. During the fiscal year ended September 30, 1997, the AFIP-DGI accepted Telintar’s position on the first claim and reimbursed Ps.20.7 million of principal and Ps.3.6 million of interest to the company. Since the AFIP-DGI has still not given its opinion on the second claim, Telefónica Argentina, as a successor in TLDA’s business, has not recorded any amounts relating to the latter claim mentioned in this paragraph. In this regard, should a decision be passed sustaining Telintar’s case, the successor companies will then agree on the criterion to be followed for distributing the resulting proceeds between them.

Restitution of Services Affected by Stolen Cables

Under Resolution 983/2002, the National Communications Commission imposed a penalty on Telefónica Argentina consisting of a fine of Ps.680,000 for alleged breach of the General Basic Telephone Service Rules, and further imposed on Telefónica Argentina several other related obligations, mainly related to the restitution of those services affected by stolen cables. Telefónica Argentina appealed the penalty. In our and Telefónica Argentina’s opinion and in the opinion of our legal advisors, the referred breach lacks legal grounds for the sanction to be correct as: (1) theft of cables is an event of force majeure that releases us from liability; (2) Telefónica Argentina has reinstated more than 90% of the services affected by theft; (3) there are sufficient public telephones installed and in operation in the affected areas to warrant effective service supply, and certain steps have been taken with the security forces to safeguard the integrity of the cables; and (4) Telefónica Argentina is reimbursing customers for non-service days and has timely answered each of the National Communications Commission’s requests for information. The enforcement of these fines against Telefónica Argentina may be subject to the renegotiation process provided for under the Public Emergency Law.

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

After analyzing the claim, Telefónica Argentina’s legal counsel contested the allegations, petitioning that such a claim should be dismissed on the grounds that it fails to state a claim with a basis in law. The court of original jurisdiction ruled in Telefónica Argentina’s favor, but this resolution was revoked by the Court of Appeals that held the claim must not be dismissed, but rather must be substantiated at the court of original jurisdiction. Through its legal counsel, Telefónica Argentina filed an appeal to the Supreme Court of Argentina against the Court of Appeals’ decision, which was subsequently denied. An appeal of this denial filed with the Supreme Court of Argentina is currently pending. None of these courts has yet ruled on the substance of the claim.

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

On July 29, 2003, Telefónica Argentina received a communication sent by the CNC requesting it and Telefónica Larga Distancia de Argentina S.A. (“TLDA S.A.”), a company that was merged into Telefónica Argentina, to pay Ps.51 million, including principal and accrued interest as of July 31, 2003, which, according to such note, would correspond to savings, plus interest, obtained by such companies pursuant to reductions in employers’ social security contributions approved by Decree No. 1,520/98 and supplementary provisions, applied to salaries of such companies’ personnel from April 1999 through June 2001. Pursuant to Resolution S.C. 18,771/99, those savings were to be applied to the performance of programs or promotional projects within the framework of the presidential initiative called “argentin@internet.todos”, to be managed by the International Telecommunications Union (UIT). Telefónica Argentina, both with respect to its own operations as well as successor of the rights and obligations of TLDA S.A., has recorded a liability related to those savings for the outstanding principal, for an amount of Ps.21 million (see Note 3.1.j to Cointel Consolidated Annual Financial Statements), which, it understands, is its total liability as of December 31, 2003. In the opinion of its management and its legal counsel, Telefónica Argentina has solid ground to claim that this liability should not be considered as delinquent and so Telefónica Argentina reported to the CNC in a note dated August 13, 2003 challenging the assessment carried out by such agency and requesting the remanding of proceedings.

During the normal course of business, Telefónica Argentina is subject to miscellaneous other labor, commercial, tax and regulatory claims. While these actions are being contested, the outcome of such individual matters is not predictable with assurance. Based on management’s assessment regarding the possible loss from such claims and the advice of legal counsel, Telefónica Argentina has accrued Ps.223 million as of December 31, 2003.

As of December 31, 2003, the Media Business is not party to any material legal proceedings initiated against them whose results might materially affect its financial position or result of operations.

Dividend Policy

We expect to pay dividends in an amount up to the maximum portion of our earnings, for each fiscal year to the extent permitted by applicable laws and any financial agreements and debt instruments to which we may be subject. The distribution of these dividends is also dependent upon whether (i) such distribution is considered advisable as a matter of prudent business judgment, (ii) sufficient funds are available and (iii) there exists any significant restriction on our ability to obtain funds in the financial markets.

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

As of December 31, 2003, we carry accumulated losses amounting to Ps.1,967 million and negative shareholders’ equity amounting to Ps.812 million, so no dividend can be distributed.

B. Significant Changes

Since January 1, 2003 the peso has strengthened against the U.S. dollar. On April 12, 2004, the peso/U.S. dollar exchange rate was Ps. 2.81 to U.S.$1.00, which differs from the exchange rate of Ps.2.93 to U.S.$1.00 as of December 31, 2003, as published by Banco Nación.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

9.75% Series B Notes due 2007

On February 14, 1997, we issued U.S.$225,000,000 of our 9.75% Series B Notes due 2007. The Series B Notes constitute obligaciones negociables under, and were issued pursuant to and in accordance with the requirements of, the Negotiable Obligations Law, as well as other applicable Argentine laws and regulations. As the date of this Annual Report we have U.S.$7.6 million outstanding under these notes.

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

Certain information regarding the Argentine equities market is set forth in the table below:

	Argentine Equities Market
	December 31,
	2003	2002	2001	2000	1999	1998
Market capitalization (U.S.$billions)	184.5	103.3	192.5	165.8	83.9	45.3
As percentage of GDP(1)	144.8%	103.5%	71.6%	58.3%	29.6%	15.2%
Annual volume (U.S.$millions)	3,000	1,325	6,970	9,670	12,687	32.464
Average daily trading volume (U.S.$millions)	11.9	5.2	16.7	38.0	51.5	132.5
Number of listed companies	80	83	87	92	91	98

(1)	GDP refers to the Gross Domestic Product of Argentina.

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

Corporate Objectives and Purposes of the Company

Section three of our bylaws states that our sole purpose is to be engaged, on its own account, or on third parties’ account, or associated with third parties, in Argentina, or abroad, in the active participation, either directly or indirectly, in business through companies and enterprises, either through direct shareholdings, controlled companies, partnership agreements, associations or joint ventures or through any other means and under any other forms, particularly, but not being limited to, telecommunications, communications means, and power. To such effect, we may acquire or maintain interests in another or other companies for higher amounts or its free reserves, or equivalent to 50% of its capital stock and legal reserves, as well as to perform any other acts authorized by the laws in force. All activities solely restricted to financial entities or companies engaged in managing common investment funds are excluded, pursuant to applicable laws and regulations.

Corporate Governance

We are principally governed by three separate bodies: the shareholders, the Supervisory Committee, and the Board of Directors. Their roles are defined by Argentine law and our bylaws, and may be described generally as follows:

Shareholders Meetings and Voting Rights

Shareholders meetings are called in such manner as prescribed by applicable legislation, notwithstanding provisions for unanimous meetings. Notices for first call and second call ordinary meetings and special class meetings may be given simultaneously.

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

Certain Provisions Regarding Shareholder Rights

As of the date of the filing of the Annual Report, our capital stock is comprised of two classes of shares: Class A Shares representing at least 8% of corporate capital, and Class B Shares representing the remainder. The transfer of Class A Shares is subject to certain restrictions under applicable rules and the provisions herein contained. Capital may be increased, without limitation and without amending the bylaws, by a resolution at the annual shareholders meeting. Each subscribed common Class A and B share shall entitle its holder to five and one vote respectively.

Our bylaws do not contain any provisions relating to:

•	redemption provisions;

•	sinking funds; or

•	liability to further capital calls by us.

There are no restrictions under Argentine law or in our bylaws limiting the rights of non residents or non Argentines to hold or vote our B Shares.

Supervisory Committee

In accordance with the rules contained in Argentine Companies Law, corporate supervision is entrusted to a Comisión Fiscalizadora (a Supervisory Committee). The election of its members, individually known as síndicos (statutory auditors), and the organization and procedures of the committee are regulated by our bylaws.

The Supervisory Committee has certain general powers and duties, notwithstanding any others as may be provided for under the Business Companies Act or our bylaws:

•	supervising our management, by an examination of its books and other documents whenever it may deem so convenient, but at least once every three months;

•	verifying, in like manner and with like frequency as indicated above, our cash and securities, as well as our obligations and the performance thereof;

•	receiving notice of and attending the meetings of the Board of Directors and shareholders. The Supervisory Committee may express its opinions at these meetings but is not allowed to vote;

•	ensuring that our directors have posted the required performance bonds and that the same are maintained;

•	submitting a written report on our economic and financial condition to the annual shareholders meeting;

•	providing information within its scope of responsibility to any shareholders so requesting who are owners of at least 2% of our capital;

•	calling the shareholders to an extraordinary meeting whenever it may deem necessary, and to annual or special class meetings if the board should fail to do so as required; and

•	overseeing the management of our business for compliance with the law, our bylaws or internal regulation, and any resolutions adopted by the shareholders.

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

Corporate governance framework

Good Corporate Governance Practices

In light of the significant conceptual and regulatory progress made in modern corporate governance rules and standards, both in the United States and in Argentina, and recognizing the need to be aligned with the worldwide objectives of Telefónica and its worldwide subsidiaries (“Telefónica Group”) in the area of corporate governance, on December 17, 2002, our Board of Directors resolved to create an Audit and Control Committee to promote and support the development of good corporate governance actions.

The principal guiding policies for corporate governance of the Telefónica Group are:

(1)	maximization of our value in furtherance of the shareholders’ interests,

(2)	the material role of the Board of Directors or Management Committee in our conduct and management; and

(3)	information transparency in our relationship with our employees, shareholders, investors and customers.

Audit and Control Committee

The Audit and Control Committee was created as a corporate body on December 17, 2002, and will be superseded by an Audit Committee to be created by us in accordance with the requirements and provisions of Executive Decree No. 677/01 and the rules and regulations of the SEC. These requirements and provisions will be effective as of May 28, 2004. This committee was formed by two members of the Board of Directors (the “Board”), all with strong specializations in accounting, financial, and corporate matters each of which was nominated by the chairman of the Board. Their tenure on this committee will end upon their ceasing to be members of the Board or whenever so directed by the Board.

Their primary duties are to (1) advise the Board in connection with the appointment of an external auditor, the terms and conditions for its engagement, the scope of its professional mandate and, if such should be the case, its rescission or renewal; (2) review our financial information, ensure our compliance with legal requirements and the correct application of generally accepted accounting principles; (3) advise the Board in matters relating to the adequacy and integrity of internal control systems involved in the preparation of financial information, (4) ensure compliance with the Public Offering Transparency Rules and Good Corporate Governance rules, and (5) make any relevant improvement recommendations.

Market Disclosure Rules

Along with Telefónica and pursuant to our statutory obligations, Telefónica Argentina and we have assumed a commitment of transparency to their and our shareholders, investors and the market in general, with a view to positioning the Telefónica Group as a forerunner in transparency policies.

With this objective in mind, several internal rules were issued that set the basic principles for information disclosure control systems and processes aimed at ensuring that our material information is known by our top executives and management team, and also established the mechanisms for conducting periodical evaluations of the effectiveness of those processes and systems.

Internal Rules of Conduct on Negotiable Securities

We, Cointel and Telefónica Argentina have established internal rules of conduct on negotiable securities for the purpose of restricting the execution of transactions involving negotiable securities of the Telefónica Group by the top management and other employees with access to privileged information. These rules provide for (1) obligations to disclose deals in which the relevant person has a personal interest, (2) the prohibition to make deals using privileged information when the relevant person has a personal interest and (3) dealing of confidential information.

Rules on Registration, Reporting and Monitoring of Financial Information

We approved rules on registration, reporting and monitoring of financial information, aimed at (1) maintaining control levels that ensure that the transactions and amounts included in our financial statements are adequately reflected, (2) carrying out adequate processes that ensure that the financial information is furnished and known by the relevant responsible members of the organization, (3) defining and delimiting the responsibilities of each level within the organization regarding the reliability of the information that is publicly disclosed and applying such mechanisms as necessary to assure the confidence of investors and other users of the information, (4) establishing the mechanisms and principles necessary to maintain, to the extent permitted by the applicable laws, uniform practices and criteria of the whole Telefónica Group, (5) monitoring and ensuring that the transactions made among companies of the Telefónica Group are adequately identified and reported, and (6) maintaining adequate supervision of processes that ensure the permanent effectiveness of the financial information registration, disclosure and monitoring system, identifying and correcting any potential deficiency or failure.

Dividends and Liquidation Rights

In accordance with our bylaws, we are required to appropriate net realized profits as follows: (1) 5% of such profits shall be set aside into a legal reserve until such reserve equals 20% of outstanding capital stock; (2) payment of the compensation of the Board of Directors and Supervisory Committee; (3) payment of dividends on preferred shares, with priority given to the payment of any preferred dividends standing in arrears; and (4) any remainder, in whole or in part, (a) to the payment of an additional dividend on preferred shares, (b) to the payment of an additional dividend on common shares, (c) to an optional reserve fund, (d) to be carried forward or (e) as otherwise as the shareholders may determine. Dividends must be paid within one year of their declaration according to the priority of their respective equity interest and the proportion of which their respective shares are to be paid.

Our bylaws further provide that, upon our dissolution, the winding up of our business shall be conducted by the Board of Directors or by one or more liquidators appointed by the shareholders. The winding up shall proceed under the supervision of the Supervisory Committee, where applicable. After all liabilities have been satisfied and capital reimbursed, the balance shall be distributed first to the preferred shareholders and then any remainder to the common shareholders.

C. Material Contracts

Management Contract

See “Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions—Telefónica Holding Advisory Agreement”.

Loan Agreement with TISA

On February 12, 2001, we received a loan from TISA in the amount of U.S.$530.1 million, which accrued interest at LIBOR plus a 2.25% per annum (“the differential”) for a term of one month, renewable automatically on a monthly basis unless the parties notify in writing, at least three days before due date, that they do not intend to renew the agreement. TISA is entitled to modify the differential provided it notifies us of this decision at least three business days before the end of each interest period. Subsequently, on February 14, 2001, we made early repayment to TISA of this loan for an amount of U.S.$37.9 million. On January 11, 2002, TISA and we entered an amendment to the loan agreement whereby the differential was increased to 7% per annum and which provides for the interest capitalization. The funds loaned by TISA were used to repurchase our notes, and the interest accrued and outstanding as of such repurchase dates.

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

As of December 31, 2003 the balance of the principal related to TISA’s loan, after the interest capitalization mentioned above, amounted to U.S.$582 million (equivalent to Ps.1,706 million as of December 31, 2003). As of December 31, 2003 the accrued non capitalized interests are U.S.$ 1.5 million (equivalent to Ps.4 million as of December 31, 2003). In obtaining the above mentioned loan, we assumed certain commitments, mainly involving limitations on the sale of assets, limitations on liens of certain assets, limitations on us or any of our affiliates becoming a party in merger or spin-off operations, with certain exceptions. In addition, the loan shall forthwith become due and payable: 1) upon our defaulting on any of the commitments assumed under the loan agreement, 2) in the event of any change our controlling shareholder, 3) if we or its affiliates are unable to comply with our obligations, 4) changes in our main business activity, 5) if we or any of our affiliates lose the government licenses obtained and 6) if there are changes in our equity, economic and financial situation that due to our adverse nature may affect our ability to comply with the obligations assumed in the agreement or if there are restrictions that may limit our ability to repay our debts.

Additionally, during the first quarter of 2002, we received loans from Telefónica for U.S.$5.8 million (“the Dollar Loans”) and Ps.4.6 million (at historical values) (“the Peso Loans”). On April 15, 2002, Telefónica assigned to TESA Arg. the Peso Loans in the amount of Ps.4.7 million (at historical values) which were due and payable, together with interest accrued as of such date. Furthermore, on such date TESA Arg. and we agreed to offset a portion of the amount owed by TESA Arg. in connection with the agreement described in Note 6.c.(i) to the Holding Annual Financial Statements against the Peso Loans owed by us to TESA Arg. for a total amount of Ps4.7 million (at historical values). On April 26, 2002, we entered into an assignment agreement with Telefónica and TISA pursuant to which Telefónica assigned to TISA the Dollar Loans in the amount of U.S.$5.8 million, which includes principal amount and accrued interest as of April 26, 2002. As of December 31, 2003, the book value of such loan amount to U.S.$6.7 million (equivalent to Ps.20 million as of December 31, 2003), corresponding to principal amount plus accrued interests as of that date.

In relation to the loans mentioned above, TISA has advised to us that until September 20, 2004: (i) the effects of the Public Emergency and Currency Exchange System Reform implemented in Argentina by Decree No. 1,570/01, Law No. 25,561, as supplemented and amended, in force shall not be considered by the creditor as an event of default; and (ii) the creditor shall not consider that, until such date, an acceleration event has been verified under the agreements with TISA. Additionally, some of the loan agreements in effect include acceleration events in case certain judicial or extra-judicial proceedings are filed for amounts in excess of certain net equity percentages of us or relevant affiliate. We obtained a waiver in connection with those proceedings as of the date of issuance of these financial statements, covering at least the current terms of those loans.

Atlántida Comunicaciones S.A.

On September 28 and October 5, 2001, Atco executed two loan agreements with Telefonica Contenidos amounting to U.S.$ 451,500,000. As from such date through December 31, 2003 interest is accrued at an 8.5% nominal interest per annum; subsequently it shall accrue interest at nominal annual LIBOR over six months plus a margin to be determined by Telefonica Contenidos in accordance with the loan terms and conditions for all the companies of the Telefónica Group. Interest shall be payable half yearly on February 28 and August 28 each year for both agreements, beginning February 28, 2002 the first interest payment date.

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

On February 20, 2002, due to the financial crisis in Argentina and its effect on Atco, Atco was unable to make certain payments, including those mentioned in the paragraph above. See “Risk Factors—Overview”. Atco and the Telefonica Contenidos Group decided to extend the maturity to August 28, 2005. As of December 31, 2003 and 2002, debt owed to the Telefonica Contenidos Group equaled U.S.$558.427.738 and U.S.$519,517,217 (principal and interest), respectively, and are considered noncurrent liabilities of Atco.

The loan to Admira includes a provision providing for the possibility that the creditor consider the amounts owed by Atco under the agreements above as forthwith due and payable if (among others): (a) Atco fails to meet any obligation deriving from the agreement and especially if it fails to pay any amount owed when due; (b) there are misstatements in the documentation or information provided by Atco to Telefonica Contenidos; (c) Atco is dissolved, merged, spun-off, segregated, liquidated, or it ceased to operate totally or partially; (d) there were any governmental or administrative action resulting in Atco’s nationalization, intervention, expropriation, or change in management, preventing Atco from controlling or owning its businesses, assets, or rights, as well as in the case that current foreign exchange control regulations in the countries where Atco is located or the interpretation thereof restricts or limits its ability to make the payments owed under such agreements; (e) its assets were divested for valuable consideration, except for its own assets during the course of business in an amount exceeding 5% of total assets; (f) it fails to meet any third-party obligation or bankruptcy adjudication, insolvency proceedings, or any other fact or state of insolvency.

Finally, December 9, 2002, the Telefonica Contenidos Group granted a line of additional credit to Atco as part of a resolution of the Tax Court of the Argentina of August 12, 2002 regarding Federal Television S.A.-TELEFE in relation to inappropriate application of value-added tax exemptions of U.S.$4,762,876. The interest will be the sum of LIBOR to 3 months for deposits in U.S. dollars and the applicable margin (initially 300 basic points).

The interests will accrue daily from the date of disposition. The first payment is due on August 28, 2005 and the later payments will be due on February 28 and August 28 of every year.

During 2003 Corporación Telefonica Contenidos Media S.A. extended to the Atco Group a new credit line for U.S.$ 4,700,000 to repay its debt for the purchase of the Tucumán channel (Televisora Tucumana Color S.A.). Funds were also borrowed from Telefónica Argentina, that were subsequently assigned to TISA, which finally assigned them to Corporación Telefonica Contenidos Media S.A., for an aggregate of U.S.$ 30,967,732. The applicable interest rate for the fiscal year ended December 31, 2003 was an annual rate consisting of one-month LIBOR plus the applicable margin (800 basic points).

As of December 31, 2003 and 2002, the total amount borrowed and owed by Atco under these credit lines and borrowings was U.S.$ 39,625,651 and U.S.$ 2,453,522, respectively (principal and interest).

In sum, as of December 31 2003 and 2002, the total amount borrowed and owed to the Telefonica Contenidos Group was U.S.$ 598,053,389 and U.S.$ 521,970,739, respectively, which are recorded in Atco’s liabilities including the relevant tax cost borne by such company.

D. Exchange Controls

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

As a result of the above, since early 2002, the exchange rate with the U.S. dollar has increased compared to the Argentine Peso (the parity was originally one Peso per U.S. dollar). As of December 31, 2003 the increase was 193% (Ps.2.93 per U.S. dollar).

Other regulations were issued subsequently, amending some of the above mentioned regulations. The main aspects of such other regulations are:

(a)	the conversion into pesos of certain foreign currency-denominated loans by financial institutions in the Argentine financial system outstanding at the time of enactment of Law No. 25,561 at an exchange rate of Ps.1 per U.S.$1, plus and adjustment for CER or CVS, as the case may be; as well as the conversion of U.S. Dollar-denominated bank deposits in financial institutions in the Argentine financial system into Peso-denominated bank deposits at an exchange rate of Ps.1.40 per U.S.$1 plus and adjustment pursuant to CER;

(b)	issuance of bonds by the Argentine Government to compensate financial institutions for the difference generated by the application of the exchange rates mentioned above;

(c)	the conversion of most obligations not related to the Argentine financial system originally denominated in foreign currency and governed by Argentine law, as of January 6, 2002, at an exchange rate of Ps.1 per U.S.$1 and subsequent adjustment pursuant to CER or the CVS, depending on the nature of the obligation, plus an equitable adjustment in certain cases, that is to be agreed between the parties or, as the case may be, claimed at judicial courts. From the enactment of the Asymmetric Compensation Law, the Government established the elimination of the CVS as from April 1, 2004. From that date the CVS will be replaced by the annual interest rate agreed in the original contract, and if such interest is higher than the average interest rates existing in the financial system, a rate set by the BCRA will be applied.

(d)	pesification of public service rates, which had been originally agreed upon in U.S. dollars, at an exchange rate of Ps.1.00 per U.S.$1.00 and subsequent renegotiation on a case-by-case basis; and authorization to the National Executive Power to renegotiate the above contracts taking into account the impact of the rates on the competitiveness of the economy, the income distribution, the quality of service, the investments plans, the interest of the users, the accessibility to the services, the security of the comprised systems and the profitability of the companies (see Note 11.1 to the Consolidated Annual Financial Statements);

(e)	following recent actions by the Banco Central de la República Argentina (“BCRA”) seeking a gradual normalization of the local foreign exchange market, effective January 8, 2003, prior authorization from the BCRA is no longer required to transfer funds abroad for payment of profits and dividends to foreign beneficiaries, if reported as payable under approved financial statements certified by an independent auditor;

The BCRA eliminated the requirement of obtaining its approval to transfer funds abroad in order to pay principal or interest of financial debts with foreign creditors, provided such payments are not made prior to 15 days of the due date (business days in the case of principal payments). In the case of repayment of loans disbursed from September 3, 2002, the referred repayment shall not require authorization, provided the funds have been settled in the exchange market, with certain exceptions. It is required that for the payment of both principal and interest, the applicable information and documentation requirements established by the participating institution be complied with. In addition, the advanced repayment of principal is allowed, provided the amount in foreign currency applied to settle the debt does not exceed the current value of the debt percentage that is being settled.

Where the payment of principal and interest is part of debt restructuring processes with foreign creditors, the advanced repayment does not require the prior authorization of the BCRA, although in the case of payments of principal, it is required that the new indebtedness terms and conditions and the cash payment do not imply an increase in the indebtedness current value.

On the other hand, Decree No. 285/03 effective June 30, 2003 set forth the requirement of recording inflows, outflows and trading of foreign currency with the BCRA and it also determined that inflows to the local markets can only be remitted abroad after 180 calendar days from the settlement of foreign currency amounts in the exchange market, with the exception of foreign trade transactions and direct foreign investments.

(f)	suspension of dismissals without just cause as of June 30, 2004 for employees hired before January 1, 2003. Should an employee be fired without just cause, the severance payment shall the double of the amount originally provided by law;

(g)	suspension for two years of the law on protection of bank deposits (Ley de Intangibilidad de los Depósitos) or until the National Executive Power considers the financial emergency to be concluded;

(h)	pursuant to Law No. 25,820, the national public emergency situation was extended until December 31, 2004; and

(i)	Decree No. 1,269/02 suspended until December 10, 2003 the enforcement of clause 5 of section 94 (providing for the mandatory dissolution of a company due to the loss of its capital) and section 206 (providing for the mandatory reduction of the capital of a company due to the loss of its reserves and 50% of its capital) of the Argentine Companies Law. On December 23, 2003, the National Executive Power issued Decree No. 1,293/03, which extended the suspension established by Decree No. 1,269/02 until December 10, 2004.

Some of these regulations, which directly and indirectly affect our and Telefónica Argentina’s business relations, have been challenged in legal actions by third parties, to which we are not party. The effects of additional measures that could be implemented by the Argentine government or the instrumentation of the measures previously adopted, as well as the effects of possible amendments as a result of such legal actions, will be reported in the financial statements when they become known.

We have valued our receivables, payables, revenues, costs and expenses, using our best estimates as to the possible effect of the above discussed matters, primarily the effects of the pesification of our and Telefónica Argentina’s rights, receivables and liabilities.

Conversely, and as a consequence of the changes implemented from January 2002 to December 31, 2003, there was an increase in the Argentine consumer price index of 46.1% and an increase in the Argentine wholesale price index of 122.4% according to the information provided by INDEC.

E. Taxation

Not applicable.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We file annual reports on Form 20-F and furnish periodic reports on Form 6-K to the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. Anyone may read and copy any of these reports at the SEC’s public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Information on the operation of the public reference rooms is available by calling 1-800-SEC-0330. Documents filed since October 1, 2002 can be found on the EDGAR system on the Securities and Exchange Commission website, www.sec.gov.

Anyone may request a copy of these filings by writing or calling us at Avenida Ingeniero Huergo 723, (C1107AOH) Buenos Aires, Argentina, attention: Investor Relations Office, telephone 5411-4332-3890.

I. Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk, including changes in interest rates and foreign exchange rates in the normal course of our businesses.

Our indebtedness decreased in terms of pesos as of December 31, 2003 from the end of the previous fiscal year due to the appreciation of the Argentine peso. As of December 31, 2002, our total bank and financial debt in foreign currency was the equivalent of U.S.$554 million. As of December 31, 2003, this amount had increased to the equivalent of U.S.$599 million. The impact of foreign exchange during 2003 on our net monetary position in foreign currency, net of our exposure to inflation, amounted to a gain of Ps.255 million . See Item 3: “Key Information-Presentation of figures in constant Argentine pesos”. The amount of indebtedness subject to variable rather than fixed interest rates has not changed materially since last year. Variable interest rate decrease reflected lower spreads and lower reference rates (LIBOR as of December 31, 2003 was 1.22%, compared to 1.38% as of December 31, 2002).

Set forth below is tabular information presented in our reporting currency, Argentine pesos, with respect to our net debt defined as Debt Obligations and the other instruments less Financial Assets (checking accounts). The table reflects principal and related exchange rates, broken down in floating rate and fixed rate debts.

SENSITIVITY TO INTEREST RATES AND EXCHANGE RATE

—NET DEBT OBLIGATIONS (December 31, 2003)(1) (2)

	MATURITY DATES (millions of Pesos)							FAIR VALUE (3)			Book Value
	2004	2005	2006	2007	2008	Subsequent	TOTAL	Underlying debt	Associated Derivatives	TOTAL
ARS	—	—	—	—	—	—	—	—		—	—
Fixed Rate	—						—	—		—	—
Interest Rate (%)
U.S.$	1,726	—	—	22	—	—	1,748	1,752	—	1,752	1,748	(4)
Floating Rate	1,726	—	—	—	—	—	1,726	1,730	—	1,730	1,726
Weighted Average Spread—Ref. Libor (%)(5)	8.97
Fixed Rate	—	—	—	22	—	—	22	22	—	22	22
Weighted Average Interest Rate (%)	9.75	9.75	9.75	9.75
TOTAL	1,726	—	—	22		0	1,748	1,752	—	1,752	1,748

(1)	Exchange rate as of December 31, 2003: Ps.2.93 = U.S.$1.00.
(2)	Total may not sum due to rounding
(3)	We calculate the fair value as follows:
a)	Outstanding debt with related parties. As it is short term debt, and the interest rates have been settled recently, the fair value is equal to its carrying amount
b)	Bonds. The bonds are valued at par.

The market values indicated may not be indicative of a trend or of values in the mid-term future.

(4)	Excludes Ps. 5 million of accrued interest included in bank and financial payables in our Holding Annual Financial Statements as of December 31, 2003
(5)	Is the weighted average interest rate of the outstanding debt as of each date less six months U.S.$ LIBOR as of December 31, 2003 (1.22%).

Exchange Rate Sensitivity. While the Convertibility Law was in effect, exchange rates risks were mainly related to changes in the value of the U.S. dollar in comparison with currencies other than the Argentine peso. Since the Convertibility Law pegged the peso at a value Ps.1.00 per U.S.$1.00. In January 2002 the Argentine government devalued the Argentine peso and currently the peso/dollar exchange rate is determined by a free market. Although all of our debt is denominated in dollars, we have followed until the year ended December 31, 2001 a policy of not using derivative financial instruments to hedge our exposure to exchange rate fluctuations related to our indebtedness denominated in U.S. dollars, given the existence of the Convertibility Law.

We do not hold derivative financial instruments for trading or other speculative purposes.

Given that the devaluation of the peso and its significant impact, we will evaluate our strategic options in managing the resulting market risk on the basis of the instruments available in the market at any given time.

Interest Rate Sensitivity. We intend to make interest payments under such debt instruments periodically during the term of debt through maturity. The table set forth above does not reflect any prepayment or refinancing of indebtedness that may occur from time to time. Weighted average variable rates in the table are based on LIBOR as of December 31, 2003 (1.22%), which was almost equal to LIBOR as of April 12, 2004, (1.23%) due to the decrease on prevailing interest rates following significant reduction in U.S. rates by the U.S. Federal Reserve Board. The amounts of debt scheduled to be serviced in fiscal year 2004 corresponds to the TISA Loan. As of December 31, 2003, all of our debt obligations had terms that provide for variable interest rates, except for the outstanding 1997 Indenture Notes (maturing through 2007).

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities.

Not applicable.

B. Warrants and Rights.

Not applicable.

C.	Other Securities.

Not applicable.

D.	American Depositary Shares.

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

No events required to be reported have occurred.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES.

Our chairman and our chief financial officer are responsible of establishing and maintaining our disclosure controls and procedures.

Our chairman and our chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in the U.S. Securities Exchange Act of 1934 under Rule 13a -15(e)) as of the end of the period covered by this Form 20-F, have concluded that, as of such date, our disclosure controls and procedures were effective.

There were no significant changes in our internal controls over financial reporting that occurred during the year ended December 31, 2003 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED].

ITEM 16A. Audit Committee Financial Expert

Our board of directors has determined that Mr. Juan Ignacio López Basavibaso, member of our Audit and Control Committee, meets the requirements of an “audit committee financial expert”, as defined by the SEC.

ITEM 16B. Code of Ethics

We do not currently have a code of ethics which applies to our principal executive officer, principal financial officer, and principal accounting officer and/or controller, or persons performing similar functions. We are in the process of compiling a code of ethics for such officers that complies with the requirements of U.S. and Argentine law, which we plan to implement during the current Fiscal year.

ITEM 16C. Principal Accountant Fees and Services

Deloitte acted as our independent auditor for the years 2003 and 2002. Up to June 30, 2002 our independent auditors were Arthur Andersen. The chart below sets forth fees for services performed by Deloitte in the years 2003 and 2002 (including related expenses), and breaks down these amounts by category of service in millions of pesos in historical amounts:

	Total Fees
	2003		2002(1)
Audit Fees	Ps.	0.387	Ps.	0.264
Audit-Related Fees	Ps.	—		—
Tax Fees	Ps.	0.006	Ps.	0.006
All Other Fees	Ps.	—		—
Total	Ps.	0.393	Ps.	0.270

(1)	Do not include fees billed by Pistrelli, Díaz y Asociados through June 2002 of Ps.0.07 million until the appointment of Deloitte.

Audit Fees

Audit fees are fees agreed upon with Deloitte, for the fiscal years 2003 and 2002 (including related expenses) for the audit of our annual consolidated financial statements and for the reviews of our quarterly financial statements submitted on Form 6-K, including the reviews of our annual report on Form 20-F.

Audit-Related Fees

Audit-related fees in 2003 and 2002 include fees related to services not required by any statute or regulation concerning financial accounting and reporting standards.

Tax Fees

Tax fees in 2003 and 2002 were related to services agreed-upon for tax compliance.

Pre-Approval Policies and Procedures

Our Board of Directors has established a policy of pre-approval of audit and permissible non-audit services that shall ensure that the engagement of external auditors preserves their capacity as independent professionals which is inherent in the performance of their functions. In this respect, we acknowledge that good corporate governance principles, which stand as the basis of confidence of shareholders and other investors, include the maintenance of the independence of the accounting auditing firms.

Therefore, the Board has established the guidelines for a formal policy which will establish the basis for the engagement of our external auditor to provide audit services and permissible non-audit services. These guidelines include:

(1)	Service categories: the services to be provided by the external auditing firms shall be classified into the following categories:

Permitted Services:

•	External audit and related services: These services are inherent in the role of an independent auditor and include the review and interpretation of accounting principles and their application, the review of adequate support to financing, similar transactions and other services disclosed in our annual reports or financial statements on which the external auditors shall issue an opinion. These services shall be pre-approved by the Audit Committee or, until such Committee exists, by the current Audit and Control Commission on an annual basis.

•	Taxes: Although these services are expressly permitted and do not have an adverse effect on the independence of external auditors, an assessment of the consulting firm ultimately engaged shall be made in each case. However, services related to the review of the annual taxes to be presented to the tax agencies are considered to be pre-approved. Pre-approval of all such services shall be provided by the Audit Committee or, until such Committee exists, by the current Audit and Control Commission prior to the engagement of the external auditors.

•	Services requiring specific approval: Other services requiring specific approvals are services which are specifically permitted and do not affect the independence of external auditors but are not related to external audit sevices or services with regards to taxes. All such other services do require pre-approval by the Audit Committee (or by the Board) prior to engagement. This pre-approval shall be granted whenever the participation of an auditing firm is proposed for an audit job to be engaged by us for which the quoting of professional services is required. To this end, the Audit Committee shall pre-approve such services or pre-approval shall be required from the Director appointed for that purpose.

Non-permitted Services: Non-permitted services are those services that may not be provided by auditing firms as they are considered incompatible with the role of an independent auditor.

(2)	Extension of the policy and approval intervals: This policy shall be applied to us and to our subsidiaries Cointel, Telefónica Argentina and Telinver and any need to approve it on annual basis or at certain required intervals required shall be determined in accordance with the changes introduced to applicable regulations.

(3)	Responsibility: it was established that the responsibility for ensuring that our external auditors are engaged only to provide such services as may be compatible with the maintenance of their independence shall rest with the Audit Committee or the Board of Directors.

(4)	Reporting Duties: Upon the implementation of this policy, Deloitte or any other external auditing firm, as the case may be, shall report to us annually regarding the services provided during the year, which shall qualify under pre-approved categories, for assessment by ourBoardof the compliance with the conditions of independence for the provision of services in accordance with the policy defined herein, local regulations and applicable U.S. legislation. We shall, in turn, prepare a detail of the fees paid to Deloitte or to any other auditing firm, as the case may be, for auditing and other services provided, for inclusion in the annual financial statements or annual reports.

(5)	Delegation: the power to grant pre-approvals of permitted services according to applicable regulations shall be granted to a Board member fulfilling the independence requirements. These decisions shall be reported to the Board during the first meeting convened after the granting of pre-approval.

(6)	Approval of services: external auditing and other related services and tax services were approved by the Board of Directors in detail.

ITEM 16D. Exemptions from the Listing Standards for Audit Committees

None

ITEM 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None

PART III

ITEM 17. FINANCIAL STATEMENTS

The Registrant has responded to Item 18 in lieu of responding to this Item. The Atco Financial Statements were prepared in accordance with Item 17.

ITEM 18. FINANCIAL STATEMENTS

The Index to the financial statements contained herein begins on page F-i.

ITEM 19. EXHIBITS

Exhibit No.	Description

1.1	English translation of the Estatutos (By-Laws) of Telefónica Holdings de Argentina S.A. (the “Company”), as amended to date of filing.(1)

2.1	Form of Indenture dated as of February 24, 1997, between the Company and The Bank of New York, as trustee, co-registrar, paying agent and transfer agent, together with a Supplemental Indenture dated as of December 19, 1997.(1)

2.2	Indenture dated as of July 31, 1997, among Compañía Internacional de Telecomunicaciones S.A. (“Cointel”), The Bank of New York and The Bank of New York S.A. (succeeded by Banco Río de la Plata S.A.), as registrar, paying agent and transfer agent.(2)

2.3	First Supplemental Indenture dated January 17, 2001, between Cointel and The Bank of New York, as trustee, co-registrar, paying agent and transfer agent.(3)

2.4	Indenture dated as of November 3, 1994 among Telefónica de Argentina S.A. (“TASA”), Bankers Trust Company, as trustee, co-registrar and principal paying agent, The Chase Manhattan Bank, N.A., as registrar and Bankers Trust S.A., Agente del Mercado Abierto, as paying agent.(4)

2.5	First Supplemental Indenture dated January 17, 2001, between TASA and Bankers Trust Company.(5)

4.1	Framework Agreement, dated April 21, 1997, between T.I. Telefónica Internacional de España, S.A. and the Company, together with a modification thereto dated January 8, 1998 (English Translation).(1)

4.2	Shareholders’ Agreement, dated April 21, 1997, between Telefónica International Holding B.V., the Company and Southtel Equity Corporation (English Translation)(1)

4.3	Modification Agreement, dated April 24, 1997, among Telefónica de España S.A. (“TESA”), Telefónica de España S.A., Sucursal Argentina, Telefónica International Holding B.V., Teching Compañía Técnica Internacional S.A.C.I. and Inversora Catalinas S.A. (English Transaction).(1)

4.4	Management Contract, dated November 8, 1990, between TASA and TESA, with an English summary.(6)

4.5	Financial Services Agreement, dated April 24, 1997, between TESA and the Company (English Translation).(1)

4.6	Loan Agreement dated February 12, 2001 between the Company and Telefónica Internacional, S.A. (English Translation).(7)

4.6.1	Amendment to the Loan Agreement dated February 12, 2001 between the Company and Telefónica Internacional, S.A., dated January 11, 2002 (English Translation)(8)

12.1	Section 302 Certification of the Chairman

12.2	Section 302 Certification of the Chief Financial Officer

13.1	Section 906 Certification of the Chairman

13.2	Section 906 Certification of the Chief Financial Officer

(a)	Compensatory plan or agreement.

(1)	Incorporated by reference to the Company’s Registration Statement on Form F-4 (Registration No. 333-8280).
(2)	Incorporated by reference to the Registration Statement on Form F-4 of Compañía Internacional de Telecomunicaciones S.A. (Registration No. 333-8314).
(3)	Incorporated by reference to the Annual Report on Form 20-F of Compañía Internacional de Telecomunicaciones S.A. for the year ended September 30, 2002
(4)	Incorporated by reference to the Registration Statement on Form F-4 of Telefónica de Argentina S.A. (Registration No. 33-84414)
(5)	Incorporated by reference to the Annual Report on Form 20-F of Telefónica de Argentina S.A. for the year ended September 30, 2001.
(6)	Incorporated by reference to the Registration Statement on Form F-1 of Telefónica de Argentina S.A. (Registration No. 33-70982).
(7)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2000.
(8)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2001.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf .

TELEFÓNICA HOLDING DE ARGENTINA S.A.

By:	/s/ José María Alvarez Pallete López
Name:	José María Alvarez Pallete López
Title:	Presidente (Chairman of the Board of Directors)

Dated April 19, 2004

TELEFONICA HOLDING ARGENTINA S.A.

TABLE OF CONTENTS OF THE CONSOLIDATED FINANCIAL STATEMENTS

Report of independent public accountants	F-1

Balance Sheets as of December 31, 2003 and 2002	F-5

Statements of Operations for the years ended December 31, 2003, 2002 and 2001	F-6

Statements of Changes in Shareholders’ Equity for the years ended December 31, 2003, 2002 and 2001	F-7

Statements of Cash Flows for years ended December 31, 2003, 2002 and 2001	F-10

Notes to the Financial Statements for the years ended December 31, 2003, 2002 and 2001	F-11

COMPAÑÍA INTERNACIONAL DE TELECOMUNICACIONES S.A. TABLE OF CONTENTS OF THE CONSOLIDATED FINANCIAL STATEMENTS

Report of independent public accountants	F-65

Consolidated Balance Sheets as of December 31, 2003 and 2002	F-69

Consolidated Statements of Operations for the fiscal year ended December 31, 2003, the three-month fiscal year ended December 31, 2002 and the fiscal years ended September 30, 2002 and 2001	F-70

Consolidated Statements of Changes in Shareholders’ Equity for the fiscal year ended December 31, 2003, the three-month fiscal year ended December 31, 2002 and the fiscal years ended September 30, 2002 and 2001

F-71

Consolidated Statements of Cash Flows for the fiscal year ended December 31, 2003, the three-month fiscal year ended December 31, 2002 and the fiscal years ended September 30, 2002 and 2001	F-75

Notes to the Consolidated Financial Statements as of December 31, 2003 and 2002, and for the fiscal year ended December 31, 2003, the three-month fiscal year ended December 31, 2002 and the fiscal years ended September 30, 2002 and 2001

F-76

F-i

INDEPENDENT PUBLIC ACCOUNTANTS’ REPORT

To the Board of Directors of

TELEFONICA HOLDING DE ARGENTINA S.A.

1.	We have audited the accompanying balance sheets of Telefónica Holding de Argentina S.A. (the “Company”- an Argentine corporation) as of December 31, 2003 and 2002 and the related statements of operations, changes in shareholders’ equity and cash flows for the fiscal years then ended, prepared in accordance with generally accepted accounting principles in Argentina approved by the Professional Council of Economic Sciences of the City of Buenos Aires (“CPCECABA”), except for the matter mentioned in paragraph 6 of this report as required by the Comisión Nacional de Valores (“CNV”) accounting rules.

2.	The Company’s financial statements for the fiscal year ended December 31, 2001, before their restatement in constant Argentine pesos of February 28, 2003, that are presented for comparative purposes, were audited by other auditors who were members of an international firm that has ceased operations. Those auditors expressed an unqualified opinion in accordance with generally accepted auditing standards in the United States of America on those financial statements in their report dated February 26, 2002. Those auditors also included explanatory paragraphs in their report for uncertainties related to the existence of a substantial doubt about the Company’s and its direct and indirect related companies’ (Compañía Internacional de Telecomunicaciones S.A. (“Cointel”) and Telefónica de Argentina S.A. (“Telefónica”, a company over which the Company has indirect joint control)) ability to continue as a going concern, as well as a description of certain measures adopted by the Argentine Government in response to the Argentine economic crisis, the fact that the recoverability of the booked value of fixed assets of Telefónica’s telecommunication business as of September 30, 2001 depended on the outcome of the ongoing renegotiation of rates in progress and that the effect of the devaluation of the Argentine Peso could cause the Company’s shareholders’ equity to become negative.

3.	The financial statements mentioned in paragraphs 1 and 2 are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements mentioned in paragraph 1, and on the adjustments referred to in paragraph 8, based on our audits.

4.	We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

5.	We did not audit the financial statements of Telinver S.A. (a consolidated subsidiary of Telefónica) as of December 31, 2003 and 2002, which statements reflect negative equity of $11 million (amount calculated considering the Company’s indirect ownership interest in

Telinver S.A.) and net income of $4 million (amount calculated considering the Company’s indirect ownership interest in Telinver S.A.) as of and for the fiscal year ended December 31, 2003. The financial statements of Telinver S.A. were audited by other auditors who issued a report, which has been provided to us by the Company, dated January 30, 2004, expressing an unqualified opinion according to generally accepted auditing standards in the United States of America. Those auditors also included an explanatory paragraph in their report relating to an uncertainty for the existence of a substantial doubt about Telinver S.A.’s ability to continue as a going concern. Our opinion included in paragraph 7 of this report, insofar as it relates to the amounts included for Telinver S.A., is based on the report of those auditors.

6.	As explained in note 2.3 to the accompanying financial statements, Decree No. 664/03 of the National Executive Power and General Resolution No. 441/03 of the CNV suspended the application of the method of inflation adjustment as from March 1, 2003. In accordance with generally accepted accounting principles in Argentina as promulgated by the CPCECABA, the requirement to restate the financial statements to reflect the effects of inflation was in effect until September 30, 2003. In compliance with the provisions of Decree No. 664/03 of the National Executive Power and General Resolution No. 441/03 of the CNV, the financial statements of the Company have been restated for inflation through February 2003. Had the financial statements been restated for inflation in accordance with generally accepted accounting principles in Argentina as promulgated by the CPCECABA, the Company’s negative shareholders’ equity and net income for the fiscal year ended December 31, 2003 would have amounted to approximately $874 million and $134 million, respectively. The financial statements for the fiscal years ended December 31, 2002 and 2001, presented for comparative purposes, have been restated for inflation through February 2003.

7.	In our opinion, the financial statements mentioned in paragraph 1 present fairly, in all material respects, the financial position of the Company as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the fiscal years then ended in conformity with professional generally accepted accounting principles in Argentina approved by the CPCECABA, except for the lack of restatement of the financial statements to reflect the effects of inflation until September 30, 2003 as described in paragraph 6 of this report.

8.	As discussed in paragraph 2 above, the Company’s financial statements for the fiscal year ended December 31, 2001 were audited by other auditors who were members of an international firm that has ceased operations. Note 2.4 to the financial statements describes the modifications introduced by new professional accounting principles in Argentina approved by the CPCECABA applicable to the Company. The financial statements for the fiscal years ended December 31, 2002 and 2001 were restated by the Company to give effect to those modifications. We audited the adjustments described in note 2.4 that were applied to restate the Company’s financial statements as of and for the year ended December 31, 2001. In our opinion, such adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review or apply any procedures to such financial statements of the Company other than with respect to such adjustments and, accordingly, we do not express an opinion or any other form of assurance on the financial statements as of December 31, 2001, taken as a whole.

9.	In the accompanying financial statements, reference is made to the evaluations and estimates made by the Company’s Management as of the date of issuance of these financial statements, with regard to continuing measures implemented by the Argentine Government to deal with the economic crisis mentioned therein (see note 2.5 to the financial statements).

10.	The financial statements referred to in paragraph 1 have been prepared assuming that the Company, Cointel and Telefónica will continue as a going concern. As discussed in note 5.1.a), since the beginning of 2002, Telefónica has been unable to raise its regulated service rates and is in the process of negotiating increases in such rates with the Argentine Government. Telefónica’s Management has taken several initiatives, including some exceptional measures, to mitigate the current impact of this situation. However, the recoverability of the participation of the Company in the recorded amounts of fixed assets and minimum presumed income tax credit of $2,376 million and $27 million, respectively, by Telefónica, both corresponding to the telecommunications business, and the participation in the booked amount of Cointel’s and Company’s goodwill of $692 million as of December 31, 2003, may be affected by the final effect that the outcome of such renegotiation may have on Telefónica’s economic and financial equation and, consequently, on Cointel’s and the Company’s economic and financial equation (see notes 2.5.c) and 5.1.a) to the financial statements). As discussed in note 6.c)(ii) as of December 31, 2003 the Company’s current assets are lower than its current liabilities, which include a liability of $1,730 million owed to the Company’s controlling company. Additionally, Cointel’s consolidated current assets are lower than Cointel’s consolidated current liabilities, which include a liability of $2,560 million owed to the Company’s controlling company. The Company’s, Cointel’s and Telefónica’s ability to meet their short-term debt obligations and continue their normal operations will depend on the controlling company’s continued refinancing of the loans granted to the Company, Cointel and Telefónica, and on the obtaining of other financing from related or unrelated parties which, to date, is not available in sufficient amounts. Likewise, as described in note 9 to the financial statements, the Company has a negative shareholders’ equity amounting to $812 million as of December 31, 2003 and the Company cannot provide any assurance that, should the situation of negative shareholders’ equity remain beyond the suspension period of item 5 of section 94 of the Argentine Business Associations Law No. 19,550, its shareholders will decide to capitalize the Company in order to restore its capital stock, nor that the Company, consequently, will be able to maintain the normal course of its operations. The uncertainty described above raises substantial doubt about the ability of such companies to continue as a going concern. The financial statements do not include any adjustments or reclassifications that might result from the outcome of this uncertainty.

11.	CNV and professional accounting principles generally accepted in Argentina followed by the Company (see paragraph 1 of this report) vary in certain significant respects from generally accepted accounting principles in the United States of America. The application of the latter would have affected the determination of net income (loss) and the determination of shareholders’ equity and financial position, to the extent summarized in note 15.

Buenos Aires, February 11, 2004
DELOITTE & Co. S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 – F° 3

ALBERTO LOPEZ CARNABUCCI
(Partner)
Certified Public Accountant – U.B.A.
C.P.C.E.C.A.B.A. Vol. 212 – F° 200

TELEFONICA HOLDING DE ARGENTINA S.A.

Registered Address: Av. Ingeniero Huergo 723 - Ground floor, Buenos Aires (1)

FISCAL YEAR No. 28

BEGINNING JANUARY 1, 2003

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003 AND 2002

AND FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

Principal business of the Company: Direct or indirect participation in businesses related to the areas of telecommunications, media and energy.

Registration with the Public Registry of Commerce:

•	Of the articles of incorporation: October 25, 1976.

•	Of the last change to the bylaws: July 11, 2003 (2).

Registration number with the “Inspección General de Justicia” (the governmental regulatory agency of corporations): 6,133.

Duration of the corporation: through October 24, 2075.

Fiscal year-end: December 31.

Controlling company:

Name: Telefónica Internacional, S.A.

Registered address: Av. Ingeniero Huergo 723 - Ground floor, Buenos Aires.

Principal business: Holding Company.

Controlling shareholding percentage of the Company’s capital stock: 99.96%. (See Note 8.1.)

Controlling shareholding percentage of the Company’s total votes: 99.97%.

Capital structure: See Note 8.1.

(1)	Corresponding to the Company’s new corporate address, which was changed by the Board of Directors on April 7, 2003.

(2)	See Note 10.

MARIO EDUARDO VAZQUEZ Vicepresident

TELEFONICA HOLDING DE ARGENTINA S.A.

BALANCE SHEETS

AS OF DECEMBER 31, 2003 AND 2002

Amounts stated in millions of Argentine pesos restated as described in Note 2.3.

(See Note 2.4.)

	December 31, 2003	December 31, 2002
CURRENT ASSETS
Cash and banks	—	3
Other receivables (Note 3.1.)	27	30

Total current assets	27	33

NONCURRENT ASSETS
Other receivables (Note 3.1.)	—	—
Intangible assets (Note 2.5.d)	—	—
Investments (Note 3.2.)	920	834

Total noncurrent assets	920	834

Total assets	947	867

CURRENT LIABILITIES
Financial payables (Note 3.4.)	1,731	1,854
Accounts payable	1	1
Taxes payable	2	1
Other payables	3	3

Total current liabilities	1,737	1,859

NONCURRENT LIABILITIES
Financial payables (Note 3.4.)	22	25

Total noncurrent liabilities	22	25

Total liabilities	1,759	1,884
SHAREHOLDERS’ EQUITY (per related statements)	(812)	(1,017)

Total liabilities and shareholders’ equity	947	867

The accompanying Notes 1 to 16 are an integral part of these financial statements.

MARIO EDUARDO VAZQUEZ Vicepresident

TELEFONICA HOLDING DE ARGENTINA S.A.

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

Amounts stated in millions of Argentine pesos, except for per share amounts which are stated in Argentine pesos, restated as described in Note 2.3.

(See Note 2.4.)

	December 31, 2003	December 31, 2002	December 31, 2001
Equity interests in Section 33 - Law 19,550 (“LSC”) companies and related parties (Note 3.6.)	98	(1,280)	(101)
Other income relating to equity interests in Section 33 LSC companies and related parties and fees for services provided, net (Notes 2.5.h) and 6.a)	40	57	116
Administrative expenses (Note 16.5.)	(2)	(4)	(9)
Depreciation of deferred charges (Note 16.2.)	—	—	(1)
Unrecoverable value added tax and other taxes	—	—	(1)
Financial gains and losses
On assets (1)
Exchange differences (2)	—	2	—
Interest (2)	—	—	68
Inflation loss on monetary accounts	—	(35)	—
On liabilities (3)
Exchange differences (2)	255	(587)	—
Interest (2)	(174)	(206)	(78)
Inflation gain on monetary accounts	—	2	—
Tax on interests paid and on the financial cost of corporate indebtedness	—	—	(2)

Net income (loss) for the year before income tax and tax on minimum presumed income	217	(2,051)	(8)
Income tax and tax on minimum presumed income (Note 2.5.f)	—	(9)	(67)

Net income (loss) for the year	217	(2,060)	(75)

Net earnings (loss) per share for the year (Note 2.5.i) (4)	0.53	(5.09)	(0.15)

(1)	In 2002, corresponds mainly to current investments and other receivables.

(2)	Net of inflation effects. See Note 2.3.

(3)	Corresponds mainly to financial payables.

(4)	Basic and diluted.

The accompanying Notes 1 to 16 are an integral part of these financial statements.

MARIO EDUARDO VAZQUEZ Vicepresident

TELEFONICA HOLDING DE ARGENTINA S.A.

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2003

Amounts stated in millions of Argentine pesos restated as described in Note 2.3.

(See Note 2.4.)

	Shareholders’ contributions			Non-capitalized contributions			Retained earnings (losses)
Description	Capital stock authorized for public offering	Comprehen- sive adjustment to capital stock	Premium on Share issue	Irrevocable capital contributions for future share subscriptions	Comprehensive adjustment to irrevocable capital contributions	Other contributions	Legal reserve	Unappropria- ted earnings (losses)	Total
Balances as of December 31, 2002	405	484	172	2	2	19	71	(2,172)	(1,017)
Transition adjustment due to the application of the new accounting principles in Telefónica (1)	—	—	—	—	—	—	—	(12)	(12)
Net income for the year ended December 31, 2003	—	—	—	—	—	—	—	217	217

Balances as of December 31, 2003	405	484	172	2	2	19	71	(1,967)	(812)

(1)	See Note 2.4.

The accompanying Notes 1 to 16 are an integral part of these financial statements.

MARIO EDUARDO VAZQUEZ Vicepresident

TELEFONICA HOLDING DE ARGENTINA S.A.

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2002

Amounts stated in millions of Argentine pesos restated as described in Note 2.3.

(See Note 2.4.)

	Shareholders’ contributions			Non-capitalized contributions			Retained losses
Description	Capital stock authorized for public offering	Comprehen- sive adjustment to capital stock	Premium on Share issue	Irrevocable capital contributions for future share subscriptions	Comprehensive adjustment to irrevocable capital contributions	Other contributions	Legal reserve	Unappropria- ted losses	Total
Balances as of December 31, 2001	405	484	172	2	2	19	71	(71)	1,084
Alignment of periods for valuation of Equity interests in Section 33 LSC companies and related parties (1)	—	—	—	—	—	—	—	(41)	(41)
Net loss for the year ended December 31, 2002	—	—	—	—	—	—	—	(2,060)	(2,060)

Balances as of December 31, 2002	405	484	172	2	2	19	71	(2,172)	(1,017)

(1)	See Note 2.5.c).

The accompanying Notes 1 to 16 are an integral part of these financial statements.

MARIO EDUARDO VAZQUEZ Vicepresident

TELEFONICA HOLDING DE ARGENTINA S.A.

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2001

Amounts stated in millions of Argentine pesos restated as described in Note 2.3.

(See Note 2.4.)

	Shareholders’ contributions			Non-capitalized contributions			Retained earnings (losses)
Description	Capital stock authorized for public offering	Comprehen- sive adjustment to capital stock	Premium on Share issue	Irrevocable capital contributions for future share subscriptions	Comprehensive adjustment to irrevocable capital contributions	Other contributions	Legal reserve	Reserve for future dividends	Unappropria - ted earnings (losses)	Total
Balances as of December 31, 2000	500	598	212	2	2	6	88	—	606	2,014
Balances modification (1)	—	—	—	—	—	—	—	—	71	71

Modified Balances as of December 31, 2000	500	598	212	2	2	6	88	—	677	2,085
Reserve for future dividends as approved by the Regular and Special Shareholders’ Meeting of April 30, 2001	—	—	—	—	—	—	—	528	(528)	—
Effect of Telefónica de Argentina S.A.’s spun-off businesses (Note 5.1.a)	—	—	—	—	—	—	—	—	(5)	(5)
Other capital transaction (Notes 5.2. and 8.3.)	—	—	—	—	—	17	—	—	—	17
Reduction of the Company’s capital stock as approved by the Regular and Special Shareholders´ Meeting of January 18, 2001 and November 2, 2001 and its adjournment of November 15, 2001 (Note 8.2.)	(95)	(114)	(40)	—	—	(4)	(17)	(528)	(140)	(938)
Net loss for the year ended December 31, 2001	—	—	—	—	—	—	—	—	(75)	(75)

Balances as of December 31, 2001	405	484	172	2	2	19	71	—	(71)	1,084

(1)	See Note 2.4.a).

The accompanying Notes 1 to 16 are an integral part of these financial statements.

MARIO EDUARDO VAZQUEZ Vicepresident

TELEFONICA HOLDING DE ARGENTINA S.A.

STATEMENTS OF CASH FLOWS (1)

FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

Amounts stated in millions of Argentine pesos restated as described in Note 2.3.

(See Note 2.4.)

	December 31, 2003	December 31, 2002	December 31, 2001
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents at end of year	—	3	3
Cash and cash equivalents at beginning of year	3	3	19

Decrease in cash and cash equivalents	(3)	—	(16)

Causes of changes in cash and cash equivalents
Cash flows from operating activities:
Net income (loss) for the year	217	(2,060)	(75)
Adjustments to reconcile net income (loss) for the year to cash flows from operating activities:
Income tax and minimum presumed income tax	—	9	67
Equity interests in Section 33 LSC companies and in related parties	(98)	1,280	101
Depreciation of deferred charges	—	—	1
Financial gains and losses, net (3)	(81)	814	5
Changes in assets and liabilities:
Other receivables (2)	3	(20)	6
Taxes payable	(1)	—	(8)
Other payables	—	(2)	(6)
Payments of income tax and minimum presumed income tax	—	—	(2)

Net cash provided by operating activities	40	21	89

Cash flows from financing activities:
Increase in financial payables	—	16	1,165
Payment of financial payables	—	(14)	(1,160)
Payment of interest	(43)	(23)	(110)

Net cash used in financing activities	(43)	(21)	(105)

Decrease in cash and cash equivalents	(3)	—	(16)

(1)	Cash and cash equivalents (current investments) with an original maturity not exceeding three months are considered to be cash and cash equivalents which totals: (i) 3 million in cash and banks as of December 31, 2002, (ii) 1 million in cash and banks and 2 million in current investments as of December 31, 2001 and (iii) 10 million in cash and banks and 9 million in current investments as of December 31, 2000 (cash at the beginning of the year).

(2)	In 2002, net of 9 million related to the charge disclosed in the caption “Income tax and tax on minimum presumed income” in the statement of operations.

(3)	In 2001, includes financial gains and losses, net involving movement of funds.

The accompanying Notes 1 to 16 are an integral part of these financial statements.

MARIO EDUARDO VAZQUEZ Vicepresident

TELEFONICA HOLDING DE ARGENTINA S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

Amounts stated in Argentine pesos (except where expressly indicated that figures are stated in other currency) restated as described in Note 2.3.

1.	BUSINESS OF THE COMPANY

Telefónica Holding de Argentina S.A. (“the Company”) is a company primarily engaged, through related companies in the telecommunications business (“Telecommunications Business”) in Argentina.

As of December 31, 2003, the Company conducts its Telecommunications Business through its 50.0% interest in Compañía Internacional de Telecomunicaciones S.A. (“Cointel”) (see Note 5.1.a), which controls the outstanding capital stock of Telefónica de Argentina S.A. (“Telefónica”) through its ownership interest in 100% of Telefónica’s Class “A” shares (see Notes 5.1.a) and 7.2.a) and 40.2 million Class “B” shares of Telefónica which represents approximately 62.5% and 2.3%, respectively, of Telefónica’s outstanding capital stock.

Additionally, the Company holds a 26.8% ownership interest in Atlántida Comunicaciones S.A. (“Atco”) (see Note 5.1.b). Atco is a holding company with a direct and indirect interest in broadcast television companies and in radio stations. Likewise, the Company holds a 26.8% ownership interest in AC Inversora S.A. (“AC”). AC is a holding company, which until July 4, 2002, had indirect interest in broadcast television companies (see Note 5.1.b).

The Company also conducted its media business through its 20.0% interest in Torneos y Competencias S.A. (“TyC”), a provider of sports and entertainment programming in Argentina. In May 2001, the Company transferred to ACH Acquisition Co. (“ACH”), an affiliate of the Participating Shareholders, as defined below in this note, its ownership interest in TyC (see Note 5.2.).

As of December 31, 2003, as a result of several transactions described below in “Agreement between the Company’s Former Principal Shareholders and TESA” and in Note 8.2., Telefónica Internacional, S.A. (“TISA”)´s equity interest in the Company amounts to 99.96%.

Agreement between the Company’s Former Principal Shareholders and TESA

On April 11, 2000, certain affiliates of Hicks, Muse, Tate & Furst, Inc. (“Hicks Muse”), including HMTF – Argentine Media Investments Ltd. (“HMTF”), República Holdings Ltd. (“República Holdings”) and International Investments Union Ltd. (“IIU”) (“HMTF Affiliates”) and International Equity Investments, Inc. (“IEI”), a Citibank N.A. subsidiary, (together with HMTF Affiliates, the “Former Principal Shareholders” and from now on the “Participating Shareholders”) and TESA (“the Parties”) entered into a Stock Exchange Agreement (the “Stock Exchange Agreement”, and from now on “the Contract”) whereby, after certain precedent conditions were met, on December 15, 2000, the Participating Shareholders transferred to TESA 80.9% of the Company´s capital stock, representing 84.7% of the Company’s total votes, in exchange for TESA common shares issued. On June 29, 2001, TESA informed the Company that on May 8, 2001, it transferred to TISA, TESA´s wholly owned subsidiary, all of TESA´s 80.9% equity interest in the Company. Additionally, as a result of the capital stock reduction described in Note 8.2., TISA´s equity interest in the Company, increased from 80.9% to 99.96%.

As part of the Contract, and according to the transactions provided therein and in certain related agreements, Southtel Holdings S.A. (“Shosa”), a company previously controlled by the Company, redeemed to the Company irrevocable capital contributions, which included, among other: (a) Shosa’s 26.8% ownership interest in Atco, (b) Shosa’s 26.8% ownership interest in AC and (c) Shosa’s 20% ownership interest in TyC, including the net book value of the related goodwill as of September 30, 2000. On December 15, 2000, the Company transferred to ACH Acquisition Co. (“ACH”) its ownership interest in Shosa, whose main asset as of that date was its ownership interest in Cablevisión S.A. and its main liabilities were a loan of US$135.9 million made to Shosa by ACH, and other liabilities of approximately US$27 million. The Shosa selling price was US$395.3 million, and was collected through a promissory note issued by ACH, maturing on August 31, 2001, or before, if certain conditions contemplated in the loan agreement occurred (the “Promissory Note”). In August and December, 2001, the Company and ACH amended a section of the Promissory Note, extending the maturity date until January 31, 2002 (see Note 8.2.). Additionally, as part of the Contract, and according to the transactions provided therein and in certain related agreements, the Company paid off its financial liabilities except for the amounts payable under the Negotiable Obligations for US$500 million issued on February 24, 1997, under the US$500 million Program (see Note 11.) and sold its ownership interests in related companies and in certain related assets, except for its ownership interests in Cointel, Atco and AC and the agreement described in Note 6.c.(i).

As of the date of issuance of these financial statements, the Company is not aware of any fact that could have an adverse effect on the Company’s business, financial conditions or results of operations, related with the transactions described previously in this note.

2.	BASIS OF PRESENTATION AND ACCOUNTING PRINCIPLES APPLIED

2.1.	Financial statements required in Argentina

In accordance with generally accepted accounting principles and current legislation in Argentina, the presentation of the parent company’s unconsolidated financial statements is mandatory. Proportional consolidated financial statements are to be included as supplementary information to the individual financial statements. Technical Resolution (“RT”) No. 4 “Consolidation of financial statements”, modified by RT No. 19, requires that companies having “Joint control” over investees present supplementary information of such companies following the proportional consolidation method. Therefore, since the Company has “Joint control” over Cointel (see Note 2.4.b)2.), for local purposes, the Company should consolidate (in proportion to its equity interest in Cointel), line by line, their balance sheets as of December 31, 2003 and 2002, and their statements of operations and cash flows for the years ended on December 31, 2003 and 2002, with the consolidated balance sheet, statements of operations and cash flows included in the consolidated financial statements of Cointel and its subsidiaries Telefónica and Telinver S.A. (“Telinver”) as of such dates. For the purpose of these financial statements and for the reasons explained in Note 2.2., the Company presents its unconsolidated financial statements as of December 31, 2003 and 2002 and for the years ended December 31, 2003, 2002 and 2001. Presentation of the proportional consolidated financial statements as of December 31, 2003, 2002 and 2001 has been omitted, since it is not required by the Securities and Exchange Commission of the United States of America (“SEC”).

2.2.	Basis of presentation

The financial statements of the Company for the years ended December 31, 2003, 2002 and 2001 have been prepared in accordance with generally accepted accounting principles in Argentina applicable to the Company approved by the Professional Council of Economic Sciences of the City of Buenos Aires (“CPCECABA”), except for the matter mentioned in Note 2.3. as required by the Federal Securities and Exchange Commission in Argentina (“CNV”) (“Argentine GAAP”) and are presented in constant Argentine pesos (see Note 2.3.). These financial statements also include certain additional disclosures in order to conform more closely to the form and content required by the SEC. A description of the significant differences between Argentine GAAP and generally accepted accounting principles in the United States of America (“US GAAP”) is set forth in Note 15.

2.3.	Restatement into constant Argentine pesos

Until the three-month period ended March 31, 2002, the Company’s financial statements had been prepared recognizing the effects of changes in the purchasing power of money through August 31, 1995 (maintaining the restatements recorded until that date), by the restatement of amounts to constant pesos, by means of the application of the restatement method in constant currency as stated in the generally accepted accounting principles set forth by the Federal Council of Economic Sciences (“FACPCE”) in effect as of that date. Effective September 1, 1995, for Argentine GAAP purposes, and considering the economic stability conditions as of such date and according to the requirements of General Resolution No. 272 of the CNV, the Company had discontinued the application of the restatement method. This criteria was accepted under Argentine GAAP until December 31, 2001.

As a result of the new inflationary conditions and the changes to the Argentine economic model resulting from the enactment of the Public Emergency and Exchange System Reform Law, which are described in detail in Note 4., on March 6, 2002, the CPCECABA approved the reinstatement of inflation accounting in financial statements for fiscal years or interim periods ended on March 31, 2002 in accordance with the professional accounting principles, and provides that all recorded amounts restated by changes in the general purchasing power until the suspension of such adjustments and any other amounts originated in transactions during the stability period are to be considered stated in currency of December 2001.

On July 16, 2002, the National Executive Power issued Decree No. 1,269/02 repealing Decree No. 316/95, instructing the CNV, among others, to issue the necessary regulations concerning the preparation of financial statements restated to include the effects of inflation. On July 25, 2002, under Resolution No. 415/02, the CNV reinstated the requirement to file financial statements adjusted for inflation. However, on March 25, 2003, the NEP issued Decree No. 664/03 repealing the provisions related to the inflation adjustment established by Decree No. 1269/02 and instructing the CNV, among others, to issue any applicable regulations to ensure that no balance sheets or financial statements in constant currency are accepted. Therefore, on April 8, 2003, Resolution No. 441/03 of the CNV sets forth that as from March 1, 2003, the restatement of financial statements in constant currency should be discontinued.

In accordance with the above, the financial statements of the Company for the year ended December 31, 2003 have been prepared recognizing the effects of variations in the purchasing power of money until February 28, 2003 (according to the changes in the Argentine wholesale price index published by the INDEC -Argentine Institute of Statistics and Census-) in compliance with the regulations issued by the NEP and the CNV.

In addition, the financial statements for the years ended December 31, 2002 and 2001, disclosed for comparative purposes, arise from the restatement of the amounts included in the financial statements as of such dates in constant currency of February 28, 2003, and from applying the new accounting principles mentioned in Note 2.4.

On December 2, 2003, under Resolution CD No. 190/03, the CPCECABA discontinued the application of the restatement for inflation into constant currency set forth in RT No. 6 as from October 1, 2003, considering that the conditions related to the application of the restatement for inflation continued until September 30, 2003. The variation in the index applicable to the restatement of financial statements, the wholesale price index, was an increase of 118.2% for the period January through December 2002, 0.7% for the period January through February 2003 and a decrease of 2.1% for the period March through September 2003. Net income and a summary condensed balance sheet for the year ended December 31, 2003 arising from applying the referred resolution by virtue of the variations in the wholesale price index for the period March through September 2003 is as follows:

Balance Sheet:
Current assets	27
Non current assets (1)	858

Total assets	885

Current liabilities	1,737
Non current liabilities	22

Total liabilities	1,759

Shareholders’ Equity:
Capital Stock, Reserves and Unappropriated losses of prior years	(1,008)
Net income for the year (2)	134

Total Shareholders’ Equity	(874)

(1)	The effect of the application of the above-mentioned resolution upon the Company’s non current assets is mainly due to the Company’s equity interest in Cointel.

(2)	The effect of the application of the above-mentioned resolution upon the Company’s net income for the period is mainly due to the Company’s equity interest in Cointel and financial gains and losses.

In addition, all balances as of December 31, 2002 and for the fiscal years ended December 31, 2002 and 2001, presented for comparative purposes, would have been restated to recognize the effects of the changes in the currency purchasing power for the period March through September 2003.

2.4.	Accounting principles applied

The Governing Board of the FACPCE approved RTs Nos. 16, 17, 18, 19 and 20, introducing changes in professional accounting principles related to valuation and disclosure. These resolutions were approved, with certain amendments, by CPCECABA. The provisions contained in these resolutions are applicable to the Company for years beginning on or after January 1, 2003. On January 14, 2003, the CNV approved, through Resolution No. 434/03, with certain amendments, the above RTs to become effective for the years beginning on January 1, 2003 permitting their early adoption.

Therefore, the Company’s financial statements have been prepared in accordance with the accounting principles approved by CPCECABA, except for the matter mentioned in Note 2.3. as required by the CNV. See Notes 2.3. and 2.5.

For purpose of the information requested by RT No. 18, the Company has identified that its most important operation segment is its indirect ownership interest in Telefónica. Additionally, the reportable segment information is disclosed in Note 14.

On February 5, 2003, the FACPCE approved RT No. 21, which replaces RTs Nos. 4 and 5 and indicates the information to be disclosed in the financial statements with respect to related parties. On February 19, 2003, through Resolution MD No. 5/2003, the CPCECABA approved RT No. 21 with some amendments. RT No. 21 is in force for the years beginning on or after April 1, 2003. However, it can be early adopted. As of the date of issuance of these financial statements, the approval of the above mentioned RT is pending by the CNV.

The application of the new standards in accordance with Resolution No. 434/03 of CNV gave rise to changes in valuation and presentation criteria, which have been booked by the Company, Cointel and Telefónica, as detailed below:

a)	Changes in valuation criteria

1.	Accounting measurement of certain receivables and payables at their discounted value

RT No. 17 establishes that certain monetary assets and liabilities are to be measured based on the calculation of their discounted value using the rate applicable at the time of initial measurement, unless the Company intends, and it is feasible to, dispose of its assets or advance settlement of its liabilities. The cumulative effect of the application of this new principle on shareholders’ equity at the beginning of the year and its effect on the comparative information has not been significant.

2.	Deferred tax

Until the above-mentioned rules changes, the Company determined its income tax expenses, in the event there were taxable income as permitted, by applying the current 35% tax rate on the taxable income as of year-end without considering the effect of temporary differences between net and taxable income.

RT No. 17 sets forth that income tax amounts should be booked by application of the deferred tax method, recognizing the effects of temporary differences. See Note 2.5.f).

3.	Telefónica’s derivative financial instruments

RT No. 20 sets forth the specific valuation and disclosure criteria to be applied to derivative financial instruments and hedging transactions. According to this standard, hedging derivative instruments must be disclosed in the financial statements as either assets or liabilities at their fair value as of the date of the measurement. Should the financial instrument be intended to cover cash flow risks, the variation in fair value must be charged, according to the amendment introduced by the CPCECABA, to a specific account “Temporary differences in the measurement of derivative instruments intended as effective coverage” in the balance sheet and subsequently charged to the statement of operations for the year once the assets or liabilities covered have an impact on the income/loss for such year. If, instead, the financial instrument were to protect against the risk of changes in fair value, any variation in fair value must be directly charged to the statement of operations for the year. In both cases, the non-effective coverage portion of derivative financial instruments must be directly charged to the statement of operations for the year at the time such condition is known. The transition rule for the initial application sets forth that the difference between the previous measurement and that resulting from this new rule to determine the valuation of the instruments not designated as for hedging purposes, as well as those with no effective hedging coverage as defined in the standard, should be charged to the balance of Unappropriated retained earnings/accumulated losses at the beginning of the year in which this standard applies for the first time. Comparative figures have not been restated as required by the transition rule that establishes not to correct accounting balances of the previous years in the first year of application.

The adjustments computed in the financial statements for the application of the new accounting principles effective in Argentina since the year ended December 31, 2003, which relate to the application of the deferred income tax method and related effects in the Telefónica’s spun-off business are as follows:

Statement of operations:

	December 31, 2002	December 31, 2001
Equity interests in Section 33 - LSC companies and related parties	17	(13)
Income tax	—	(67)

Net income (loss)	17	(80)

Shareholders’ equity:

Increase / (decrease)	December 31, 2002	December 31, 2001
Balance at the beginning of the year	(17)	71
Effect of Telefónica’s spun-off businesses	—	(8)
Net income (loss)	17	(80)

Total	—	(17)

b)	Changes in presentation criteria

1.	Goodwill on investment in companies

In accordance with RT No. 19, in the financial statements as of December 31, 2003 and 2002, the Company included the goodwill on its investment in Cointel, amounting to 531 million and 570 million, respectively, in the caption “Investments” and the goodwill depreciation for the years ended December 31, 2003, 2002 and 2001, amounting to 39 million, 39 million and 41 million, respectively, is disclosed under the caption “Equity interests in Section 33 LSC companies and related parties”.

2.	Proportionate consolidation

RT No. 4 “Consolidation of financial statements”, modified by RT No. 19 requires that companies having “Joint control” over investees present supplementary information of such companies following the proportional consolidation method. Therefore, since the Company has “Joint control” over Cointel according to RT No. 5, modified by RT No. 19, for local purposes, the Company has consolidated (in proportion to its equity interest in Cointel), line by line, their balance sheets as of December 31, 2003 and 2002, and their statements of operations and cash flows for the years ended on December 31, 2003 and 2002, with the consolidated balance sheet, statements of operations and cash flows included in the consolidated financial statements of Cointel and its subsidiaries Telefónica and Telinver as of such dates.

2.5.	Valuation methods and additional information

The Company applied the valuation criteria established by the professional accounting principles applicable to the Company and approved by the CPCECABA, except for the matter described in Note 2.4. and in CNV regulation, which, in their application to the transactions and the balances included in these financial statements, and except for the matter mentioned in Note 2.3., do not differ significantly from the valuation criteria established by CNV regulations.

The preparation of financial statements in conformity with generally accepted accounting principles in Argentina requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses of each year.

The financial statements reflect the effects of economic and foreign exchange regulations that were known as of the date of issuance of the financial statements. All estimates of the Company’s, Cointel’s and Telefónica’s Management have been made accordingly (among others, see Notes 4., 5.1.a) and 6.c.(ii)). for material estimates concerning the effects of the economic crisis in Argentina and related economic an regulatory government actions). The effects of any additional actions that the Argentine government may undertake in the future will be reported in the financial statements as the Company’s and Telefónica’s Management become aware of them.

Final results may differ from those estimated by the Company’s, Cointel’s and Telefónica’s Management. Accordingly, the decisions that are to be made in reliance on these financial statements should consider the future development of such governmental action, and the Company’s financial statements should be read in light of those circumstances.

The principal valuation methods used in the preparation of the financial statements are as follows:

a)	Cash and banks

•	In local currency: at nominal value.

•	In foreign currency: at nominal value, translated at the exchange rate prevailing as of each year-end for the settlement of the transactions concerned. Exchange differences have been credited/charged to income of each year (see Note 2.5.h).

b)	Other receivables and payables (except financial payables)

•	In local currency: at nominal value, plus the financial results accrued as of the end of the year, which is not significantly different from the accounting measurement obtained by calculating the discounted value of the cash flows that will be generated by such assets and liabilities.

Pursuant to RT No. 17, and as long as Law No. 25,561 (Public Emergency and Exchange Regime Reform Law) is still in force, the interpretation of the CPCECABA has been that the discount rate to be used will be such as stated in the transaction, and in the absence of such rate or a representative rate for the transaction, the interest rate quoted by Banco de la Nación Argentina for savings accounts will be taken into account. As of December 31, 2003 and 2002, this rate stood at approximately 1% nominal per annum.

•	In foreign currency: at nominal value converted at the exchange rates applicable to their settlement prevailing as of the end of each year, in accordance with the uses intended by the Company, plus the financial interests accrued as of those dates, which do not differ significantly from the measurement at discounted value based on the rate of the transaction. The respective detail is included in Note 16.4. Exchange differences have been charged to income of each year (see Note 2.5.h).

c)	Long-term investments

•	Ownership interests in related parties valued by the equity method:

The investment in Cointel as of December 31, 2003 and 2002, is valued by the equity method of accounting, calculated taking into account Cointel’s shareholders’ equity after deducting Cointel’s preferred stock and unsettled accumulated preferred dividends as of such dates, calculated using the financial statements of Cointel as of December 31, 2003 and 2002, respectively, restated as described in Note 2.3. The investment in Cointel as of December 31, 2001, is valued by the equity method of accounting, calculated taking into account Cointel’s shareholders’ equity after deducting Cointel’s preferred capital and unsettled accumulated preferred dividends, calculated using the financial statements of this company as of September 30, 2001, restated as indicated in Note 2.3., adjusted, if applicable, for significant events occurred during the October-December 2001 quarter. In the first quarter of 2002, the Company eliminated the three-month lag in computing its participation in Cointel’s equity that existed until 2001. The effect of the elimination of the three-month lag and the above mentioned alignment of periods gave rise to a 41 million (restated as described in Note 2.3.) decrease in unappropriated earnings as of December 31, 2002, related to the loss on equity investment in Cointel during the October-December 2001 period. Consequently, the equity interest in Cointel was calculated considering the Company’s equity participation on Cointel’s income for the years ended December 31, 2003 and 2002, after deducting Cointel’s accrued preferred dividends as of such dates (see Note 2.3.). See Note 5.1.a) regarding the recoverability of significant assets related to the booked value for the investment in Cointel as of December 31, 2003.

Additionally, as mentioned in Note 2.4.b)1., the caption “Investments” includes the residual value of the goodwill on its investment in Cointel and its depreciation is disclosed under the caption “Equity interests in related parties”. The goodwill corresponds to the difference between the acquisition cost and the valuation by the equity method as of the purchase date of the shares concerned, which is being amortized over a period of 20 years. The goodwill is restated as explained in Note 2.3.

The analysis of the recoverability of the Company’s goodwill related to its investment in Cointel as of December 31, 2003, which amounts to 531 million has been made on the basis of Management’s best estimate of future cash flows of Cointel and Telefónica, considering available information and future telephone service rates estimates of Telefónica. However, whether the amount booked of such goodwill as of December 31, 2003 is fully recoverable will depend on the final effect that the outcome of the tariff re-negotiation described in Note 5.1.a) may have on the economic and financial equation of such companies.

The Company is evaluating Cointel’s financing needs considering the Argentine economic situation and the current difficulties to have access to credit. If the current difficulties to obtain refinancing or additional loans to Cointel continue, the Company will make its best efforts to provide Cointel with such financing, directly or indirectly, subject to the Company’s own fund availability, which depends on the evolution of the issues affecting the Company’s financial situation. See Note 4.

The accounting principles applied by Cointel to prepare its financial statements, which were used by the Company to determine its equity interest in such company are, if applicable, the same as those described in this Note.

On the basis of financial information furnished by Atco to the Company, as of December 31, 2003 and 2002, Atco presents negative shareholders’ equity. Given that the Company is under no obligation to make capital contributions to Atco for the purpose of recovering the latter’s negative shareholders’ equity, the Company valued its investment in Atco by the equity method up to the limit of the committed contributions as of December 31, 2003 and 2002, recording, consequently, its investment in Atco at nil.

Additionally, as of December 31, 2003 and 2002, the Company valued its investment in AC at nil, to adjust it to its estimated recoverable value pursuant to information available as of such dates. See Note 5.1.b).

•	Other investments valued at cost:

Corresponds to one common share of $1 nominal value of Vigil Corp S.A. (“Vigil”), and one common share of $1 nominal value of Telefónica Media Argentina S.A. (“Temarsa”), valued at $1 each. (See Note 5.1.b). As of December 31, 2003 and 2002, given the fact that the Company does not have significant influence in such companies, the Company has valued such investments at historical cost restated as described in Note 2.3.

d)	Intangible assets:

The issuance costs of Negotiable Obligations are depreciated over the remaining life of the related financial payables. The issuance costs of Negotiable Obligations are restated as explained in Note 2.3. As of December 31, 2003, the original value and its accumulated depreciation amount to approximately 61 million, and the net book value amounts to approximately 0.2 million, which will be fully depreciated in February 2007. See Note 11.

e)	Financial payables:

In foreign currency: at nominal value plus interest accrued as of December 31, 2003 and 2002, payable on the respective maturity dates, converted at the exchange rate in effect at the end of the year calculated at the contractual interest rate in effect as of such dates. The respective detail is included in Note 16.4. Exchange differences have been charged to income (loss) of each year.

f)	Income tax and tax on minimum presumed income

The Company records income tax by application of the deferred method, in accordance with the provisions of RT No. 17.

Deferred tax assets result mainly from the temporary differences arising from tax loss carryforwards, and the tax treatment given to exchange differences generated by financial payables in foreign currency and to interests generated by financial liabilities.

In order to book the above differences, the Company applied the liabilities method which sets forth the determination of net deferred tax assets or liabilities based on temporary differences charged to the “Income tax and tax on minimum presume income” caption in the statement of operations.

The Company’s Management evaluates the recoverability of deferred tax assets based on estimates. Ultimately, the recoverability of deferred tax assets depends upon the Company’s ability to generate enough taxable income during the periods in which these temporary differences are expected to be deductible.

In considering their estimates, the Company’s Management takes into account projected fiscal income and tax planning strategies. This assessment is based on a series of internal forecasts updated to reflect the most recent operating trends. In accordance with accounting principles in force, the Company must recognize deferred tax assets when future deductibility is likely. Therefore, due to the effects of economic and foreign exchange regulations known as of the date of issuance of these financial statements (see Note 4.), the Company’s probability of recovering deferred tax credits was significantly affected. Consequently the Company has booked a reserve for the balance of net deferred tax assets whose recovery depends upon the generation of future taxable income.

Deferred tax assets and liabilities have been measured at nominal value in accordance with Resolution No. 434/03 of the CNV.

Under the Public Emergency and Exchange System Reform Law No 25,561, as implemented by Decree No. 2,568/02, losses originated by the effect of the Argentine peso devaluation on monetary assets and liabilities in foreign currency involved in the generation of Argentine-source income existing as of January 6, 2002, valued at an exchange rate of $1.00 to US$1.00, should be adjusted using an exchange rate of $1.40 to US$1.00, and be carried forward five years as from the date of the enactment of such law and used to offset income taxes at a proportion of 20% each year.

Law No. 25,561 further provides that, in the first fiscal year ending after the effective date of the enactment, any foreign exchange differences accruing on liabilities carried as of January 6, 2002, may be taken as a deduction for income tax purposes (in accordance with its specific rules) to the extent that such liabilities have contributed to the net loss subject to the regime described in the preceding paragraph, which take into account differences between the exchange rate prevailing as of that year-end and a $1.40 to US$1.00 exchange rate.

The Company’s foreign exchange tax loss as calculated by the above procedures and by application of a $1.40 exchange rate for the U.S. dollar was approximately 203 million (in historical currency), of which approximately 41 million were computed for tax purposes in the year ended December 31, 2002, while the remaining amount will be carried forward and applied for tax purposes in equal amounts over the next four years, accordingly to the related legislation.

For the year ended December 31, 2003, the Company has estimated a taxable income of approximately 64 million that will be fully offset with tax loss carryforwards existing at the beginning of the year. For the year ended December 31, 2002, the Company determined the existence of income tax loss carryforwards.

Additionally, as of December 31, 2002, the Company had an accumulated income tax loss carryforward of about 1,398 million (historical value), before the offset of the taxable income for the fiscal year 2003, which can be used to offset eventual income tax as follows:

Available until	Tax loss carryforward (in millions of Argentine pesos)
2004	54
2005	166
2007	1,178

	1,398	(1)

(1)	Includes 175 million of specific income tax loss carryforwards from disposing of shares and derivative contracts and 1,223 million of general income tax loss carryforward.

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

The following table presents the components of the Company’s deferred tax assets (in millions of Argentine pesos):

	December 31, 2003		December 31, 2002
Deferred tax assets
Common income tax loss carryforwards	406	(1)	431
Specific income tax loss carryforwards	61		62
Foreign currency exchange loss deductible in future fiscal years	43		57
Other	—		1

Subtotal deferred tax assets	510	(2)	551	(2)
Allowance for deferred tax assets	(510	)(2)	(551	)(2)

Total net deferred tax assets	—		—

(1)	Net of 22 million of tax loss carryforwards that offset the tax payable with respect to the taxable income estimated for the year ended December 31, 2003.

(2)	As of December 31, 2003 and 2002, the effect of discounting the balances of deferred tax assets and allowance for deferred tax assets in accordance with accounting rules of the CPCECABA is not significant.

The following is the reconciliation of the income tax as charged to the statement of operations (that has been nil in 2003 and 2002 and a 67 million loss in 2001) and the amount resulting from the application of the corresponding tax rate on pre-tax net income (in millions of Argentine pesos):

	December 31, 2003	December 31, 2002	December 31, 2001
Income tax benefit (expense) at the statutory income tax rate	(76)	721	3
Permanent differences:
(Income) loss on equity investments	48	(434)	(21)
Goodwill depreciation	(13)	(13)	(15)
Inflation restatement effect	—	110
Variation of allowance for deferred tax assets	41	—	—
Non-deductible expenses	—	(2)	—
Allowance for deferred tax assets	—	(382)	(34)

Income tax expense	—	—	(67)

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

For the years ended December 31, 2003 and 2002, the Company has determined charges for the tax on minimum presumed income of 0.3 million and 0.2 million, respectively, which were included in the statement of operations as of each year. For the year ended December 31, 2001, the Company has determined a charge for the tax on minimum presumed income of 0.4 million, which was included in the balance sheet of such year in the caption “Other receivables” as the Company’s Management had estimated it recoverable as of such date. Additionally, as of December 31, 2002, the Company’s Management estimated that the accumulated tax on minimum presumed income as of December 31, 2001 of approximately 7.4 million (at historical value) was no longer recoverable and included it in the caption “Income tax and tax on minimum presumed income” of the statement of operations for the year ended December 31, 2002.

g)	Shareholders’ equity accounts

•	Capital stock: presented at nominal value. See Note 8.1. The adjustment required to restate this account as described in Note 2.3, is included in “Comprehensive adjustment to capital stock”.

•	Premium on share issue: this account comprises the additional contribution made by the common shareholders, in excess of face value of capital stock, restated in constant Argentine pesos according to applicable CNV resolutions. See Note 2.3.

•	Irrevocable capital contributions for future share subscriptions: they are disclosed at nominal value. The adjustment required to restate this account in constant Argentine pesos, as described in Note 2.3., is included in “Comprehensive adjustment to irrevocable capital contributions”.

•	Other contributions: corresponds to amounts over which the shareholders have rights according to their ownership interests. They are restated according to applicable CNV resolutions. See Note 2.3.

•	Legal reserve, Reserve for future dividends and Unappropriated earnings (losses): they have been restated according to applicable CNV resolutions. See Note 2.3.

h)	Statement of operations accounts

Statement of operations accounts for the year ended December 31, 2003, are valued and restated as described in Note 2.3. as follows:

•	Accounts accumulating monetary transactions during the course of the year have been restated by applying to the original amounts, inflation adjustment factors corresponding to the month of accrual of the original transactions.

•	Charges for goodwill depreciation and depreciation of issuance costs of Negotiable obligations are computed based on the restated amounts of such assets.

•	“Financial gains and losses” are disclosed net of the monetary result generated by the effect of inflation on the assets and liabilities that originated them.

•	“Equity interests in Section 33 LSC companies and related parties” was calculated according to item c) of this note.

•	Under the caption “Other income relating to equity interests in Section 33 LSC companies and related parties and fees for services provided, net” the Company includes the amounts billed to TESA Arg. under the agreement described in Note 6.c.(i), for its compliance with the obligations or the provision of services agreed therein, which are charged to income on an accrual basis according to the provisions of the agreement, and have been restated as described in Note 2.3.

Statements of operations accounts for the years ended December 31, 2002 and 2001, were determined based on similar standards. Additionally, for comparative purposes with the statement of operations for the year ended December 31, 2003, the statement of operations for the years ended December 31, 2002 and 2001 have been restated taking into account the variations in the currency purchasing power as described in Note 2.3.

i)	Net earnings (loss) per share:

The Company calculates the net earnings/(loss) per share on the basis of 30,427,328 common shares with a face value of $1 and five votes per share and 374,302,032 common shares with a face value of $1 and with one vote per share. In 2001 the net loss per share was calculated based on the weighted average number of shares outstanding during the year. See Note 8.2.

2.6.	Amounts expressed in millions of Argentine pesos

Until the nine-month period ended September 30, 2002, the Company disclosed the amounts included in the financial statements in Argentine pesos. As from the end of the year ended December 31, 2002, the Company discloses the amounts contained in these financial statements in millions of Argentine pesos.

The amounts in millions of Argentine pesos contained in these financial statements have been rounded up or down in order to facilitate the footing of notes and exhibits in which they are included. The effect of such rounding is not material.

3.	BREAKDOWN OF THE MAIN ACCOUNTS (Amounts stated in millions of Argentine pesos)

The main accounts of the balance sheets as of December 31, 2003 and 2002 and of the statement of operations for the years ended December 31, 2003, 2002 and 2001 were made up as follows, restated as described in Note 2.3. (foreign currency balances are presented in Note 16.4.):

3.1.	Other receivables

	December 31, 2003		December 31, 2002
	Current	Noncurrent	Current	Noncurrent
Tax credits	—	—	1	—
Receivables from Section 33 LSC companies and related parties - TESA Arg. (1)	27	—	29	—
Deferred income tax assets (2)	—	510	—	551
Allowance for other receivables - deferred income tax assets (Note 16.3.)	—	(510)	—	(551)

Total	27	—	30	—

(1)	Accruing no interest. See Note 6.c.(i).

(2)	See Note 2.5.f).

3.2.	Noncurrent Investments

	December 31, 2003	December 31, 2002
Investment in Cointel - shares (Note 16.1.)	389	264
Goodwill - Cointel (1)	531	570

Total	920	834

(1)	See Notes 2.4.b)1. and 3.3.

3.3.	Goodwill on investment in companies:

	Original value			Depreciation
	At beginning of year	decrease	At end of year	At beginning of year	For the year	decrease	Accumulated at end of year	Net book value
Year ended December 31, 2003
Goodwill - Cointel	804	—	804	234	39	—	273	531

Year ended December 31, 2002
Goodwill - Cointel	804	—	804	195	39	—	234	570

Year ended December 31, 2001
Goodwill - Cointel	804	—	804	156	39	—	195	609
Goodwill - TyC	95	(95)	—	14	2	(16)	—	—

	899	(95)	804	170	41	(16)	195	609

3.4.	Financial payables

	December 31, 2003				December 31, 2002
	Current		Noncurrent		Current	Noncurrent
Accounts payable to Section 33 LSC companies and related parties - TISA	1,730	(1)	—		1,853	—
Negotiable Obligations	—		22	(2)	—	25
Interest accrued on negotiable obligations	1		—		1	—

Total	1,731		22		1,854	25

(1)	With a one-month term maturity, accruing interest at a nominal rate of 10.1875% per annum. See Note 6.c.(ii).

(2)	Accrues interest at a nominal rate of 9.75% per annum. See Note 11.

3.5.	Aging of assets and liabilities as of December 31, 2003:

	Assets	Liabilities
	Receivables (1)	Loans (2)		Other payables (3)
Without maturity date	27	—		3

Maturing:
Up to three months	—	1,731	(4)	3
More than three and up to four years	—	22		—

Subtotal	—	1,753		3

Total	27	1,753		6

(1)	Not including deferred tax assets and its related allowance.

(2)	Includes financial payables. Accrue interests at a weighted average rate of 10.18%.

(3)	Includes total liabilities except financial payables.

(4)	Includes 1,730 of accounts payable to Section 33 LSC companies and related parties. See Note 6.c.(ii).

3.6.	Equity interests in Section 33 LSC companies and related parties - gain (loss):

	December 31, 2003		December 31, 2002	December 31, 2001
Equity interest - Cointel	137		(1,241)	(40)
Equity interest - Atco	—	(1)	— (1)	(25	)(2)
Equity interest - TyC (3)	—		—	5
Goodwill depreciation - Cointel	(39)		(39)	(39)
Goodwill depreciation - TyC (3)	—		—	(2)

	98		(1,280)	(101)

(1)	See Note 2.5.c)

(2)	Corresponds to certain adjustments recorded by the Company for approximately 25 million (restated as described in Note 2.3.)

(3)	As of June 30, 2001, the Company had sold its ownership interest in this company. See Note 5.2.

4.	EFFECTS OF THE DEVALUATION OF THE ARGENTINE PESO IN 2002 AND OTHER CHANGES IN ECONOMIC CONTEXT

Since early December 2001, Argentine authorities implemented a number of monetary and currency exchange control measures that mainly included restrictions on the free use of funds deposited with banks and the tight restriction of transferring funds abroad, with the exception of transfers related to foreign trade and other authorized transactions. Later, the Government declared the official default on foreign debt payments. On January 6, 2002, the Argentine Congress approved Law No. 25,561 on Public Emergency and Exchange System Reform that introduced dramatic changes to the economic model implemented until that date and that amended the Convertibility Law (the currency board that pegged the Argentine peso at parity with the U.S. dollar) approved in March 1991. The new law empowers the NEP to implement, among other things, additional monetary, financial and exchange measures to overcome the economic crisis in the medium term.

As a result of the above, since early 2002, the exchange rate with the U.S. dollar has increased compared to the Argentine Peso (the parity was originally US$ 1 = $1). As of December 31, 2003 the increase was 193% (US$ 1 = $2.93).

Other regulations were issued subsequently, amending some of the above mentioned regulations. The main aspects of such other regulations as of the approval of these financial statements are:

(a)	the conversion into pesos of most obligations, whatever their cause or origin, to provide sums of money within the financial system stated in U.S. dollars or other foreign currency outstanding at the time of enactment of Law No. 25,561, as well as bank deposits in foreign currencies within the financial system; deposits were converted at the exchange rate of US$1 = $1.40, while obligations stated in foreign currency undertaken in Argentina until January 6, 2002, were converted at the exchange rate US$1 = $1; the deposits and debts thus converted into pesos are to be adjusted by the benchmark stabilization coefficient “CER” (that will be published by the BCRA; such coefficient is applied as from February 3, 2002 (publication date of Decree No. 214/02) or the wage adjustment index “CVS”, depending on the nature of the obligation, plus a minimum set interest rate for deposits and a maximum rate for loans;

(b)	issuance of bonds by the Argentine Government to compensate financial institutions for the difference generated by the application of the exchange rates mentioned above;

(c)	de-dollarization of most obligations not involving the financial system originally denominated in foreign currency and governed by Argentine law, as of January 6, 2002 at a $ 1 = US$ 1 rate and subsequent adjustment through the CER in the terms described in (a), or the CVS, depending on the nature of the obligation, plus an equitable adjustment of the price, that is to be agreed between the parties or, as the case may be, claimed at judicial courts. As from enactment of the Asymmetric Compensation Law, the Government established the elimination of the CVS as from April 1, 2004. As from that date the CVS will be replaced by the annual interest rate agreed in the original contract, and if such interest is higher than average interest rates in the financial system, a rate set by the BCRA will be applied.

(d)	the Law on Public Emergency and Exchange System Reform established the de-dollarization of public service rates, which had been originally agreed upon in U.S. dollars, at a $1=US$1 rate and subsequent renegotiation on a case-by-case basis; and authorized the NEP to renegotiate the above contracts taking into account the impact of the rates on the competitiveness of the economy and the distribution of income, service quality and investments plans, the interest of users and access to the services, the security of the comprised systems and the profitability of the companies.

(e)	following recent actions by the BCRA seeking a gradual normalization of the local foreign exchange market, effective January 8, 2003, prior authorization from the BCRA is no longer required to transfer funds abroad for payment to foreign beneficiaries of earnings and dividends reported as payable under approved financial statements certified by an independent auditor.

In connection with the remittances abroad aimed at paying principal or interest of financial debts with foreign creditors, the requirement of obtaining the BCRA approval, provided such payments are not made prior to 15 days of to the due date (business days in the case of principal payments) was eliminated. In the case of repayment of debts disbursed as from September 3, 2002, the referred repayment shall not require authorization, provided funds have been settled in the exchange market, with certain exceptions. It is required that for the payment of both principal and interest, the applicable information and documentation requirements established by the participation institution be complied with. In addition, the advanced repayment of principal is allowed, provided the amount in foreign currency applied to cancel the debt does not exceed the current value of the debt percentage that is being cancelled.

Where the payment of principal and interest is part of debt restructuring processes with foreign creditors, the advanced repayment does not require the prior authorization of the BCRA, although in the case of payments of principal, it is required that the new indebtedness terms and conditions and the cash payment do not imply an increase in the indebtedness current value.

On the other hand, Decree No. 285/03, in force since June 30, 2003 sets forth the requirement of recording inflows, outflows and trading of foreign currency with the BCRA and it also determines that inflows to the local markets can only be remitted abroad after 180 running days from the settlement of foreign currency amounts in the exchange market, except for foreign trade transactions and direct foreign investments.

(f)	suspension of dismissals without just cause up to March 31, 2004 and penalization, whereby the amount of the termination pay provided for in labor regulations would be double, except for employees hired on or after January 1, 2003;

(g)	suspension for two years of the law on deposits intangibility or until the time the NEP considers the financial emergency to be concluded;

(h)	under Law No. 25,820, the duration of declaration of the national public emergency situation was set until December 31, 2004.

(i)	Decree No. 1,269/02 suspended the enforcement of clause 5 of section 94 (mandatory dissolution from loss of capital due to accumulated losses) and section 206 (mandatory capital stock reduction from losses equivalent to reserves and 50% of capital) of the Argentine Business Association Law (“LSC”) No. 19,550, until December 10, 2003. On December 23, 2003, the NEP issued Decree No. 1,293/03, which extended the suspension established by Decree No. 1,269/02 until December 10, 2004.

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

On the other hand, and as a consequence of the changes implemented from January 2002 to December 31, 2003, there was an increase in the Argentine consumer price index of 46.1% and an increase in the Argentine wholesale price index of 122.4% according to the information provided by the INDEC.

The effects of the emergency governmental measures and current economic situation of Argentina, over the Company’s shareholders’ equity including, the Company’s investment in Cointel and related goodwill, and on the Company’s financing plan, are further disclosed in Notes 9, 2.5.c) and 6.c.(ii), respectively. Additionally, the respective effects over certain Telefónica’s noncurrent assets and the Company’s, Cointel’s and Telefónica’s financing plan are disclosed in Note 5.1.a).

5.	OPERATIONS AND ACTIVITIES OF RELATED PARTIES

5.1.	Related parties in which the Company holds interest as of December 31, 2003

a)	Cointel

Cointel is a company organized under Argentine law by a group of investors made up of the Company, Telefónica International Holding B.V. and TISA, all of them TESA’s subsidiaries. As of December 31, 2003, the Company’s interest in Cointel amounts to 50.0% of the common capital stock, representing 49.84% of Cointel’s total votes. Cointel controls the outstanding capital stock of Telefónica, through its ownership interest in 100% of Telefónica’s Class “A” shares (see Note 7.2.a), and about 40.2 million Class “B” shares which represents approximately 2.3% of Telefónica’s outstanding capital stock, being the total shareholding of Cointel in Telefónica´s capital stock 64.8%.

On November 11, 2002, Cointel´s Ordinary and Special Shareholders´ Meeting approved the amendment of the fiscal year section of the Articles of Incorporation. This amendment consisted of changing Cointel´s fiscal year-end from September 30 to December 31 of each year. On December 12, 2002, the CNV approved such fiscal year-end change and on January 21, 2003 this amendment was registered with the Public Registry of Commerce.

As of December 31, 2003, Cointel carries accumulated losses amounting to 2,408 million. Consequently, Cointel is encompassed under the conditions for mandatory capital stock reduction set forth in Section 206 of the LSC. However, Decree No. 1,293/03, dated December 23, 2003, extends the suspension of the enforcement of Section 206 of the LSC established by Decree No. 1,269/02 until December 10, 2004 (see Note 4.). The Company’s Management is continually analyzing Cointel’s financial position and will assess the measures that could be required in the future according to the legal framework in effect.

Sociedad Licenciataria Sur S.A., nowadays Telefónica, was created in compliance with the provisions of the List of Conditions for the privatization of Empresa Nacional de Telecomunicaciones (“Entel”). Telefónica has a license for an unlimited period of time to provide Basic Telephone Services to the Southern Region of Argentina. The license, as granted, was exclusive through November 8, 1997, with the possibility of a three-year extension. On March, 1998 the National Executive Power (“NEP”) has issued Decree No. 264/98 which generally extended the period of exclusivity with respect to the provision of Basic Telephone Services until late 1999 and over time opening the telecommunications sector in Argentina to increased competition.

Decree No. 264/98 issued by the NEP, established a period of transition to competition in the telecommunications industry, during which all of Telefónica’s rights and obligations related to the exclusivity of the license not otherwise modified, should remain in effect. Decree No. 264/98 established a timetable for the liberalization, subject to issuance of related regulations, first liberalizing the area of public telephones followed by liberalization of the rural telephone market, the liberalization of the market for basic telephone services with the addition of up to two new licenses (two new operators) to provide such services at the end of the period of exclusivity and concluding with the total liberalization of local, domestic and international long-distance services on November 8, 2000. In this context, the Secretary of Communications (“SC”) issued Resolution No. 1,686/99, which provided that the transition period to competition in telecommunications ended on October 10, 1999.

On March 31, 1999, Telefónica signed a license agreement with the SC for an unlimited period of time, to provide local and domestic and international long-distance telephone services and telex services in the Northern region of the country. Telefónica’s obligations under the license, mainly related to service quality and coverage of the areas to be serviced.

Also, on June 9, 2000, the NEP issued Decree No. 465/00, which provides for the complete deregulation of the telecommunications market as from November 9, 2000.

On September 3, 2000, the NEP issued Decree No. 764/2000 which, in the context of such deregulation approved the Rules for Licenses for Telecommunication Services, the Rules for Interconnection, the Rules for Universal Service and the Rules for the Management and Control of Radioelectric Spectrum. These rules constitute the current regulatory framework applicable to Telefónica. The above-mentioned rules provide, among other issues, the requirements to obtain the licenses to render telecommunications service, the conditions to establish rates and the providers’ obligations, the technical and economic aspects for interconnection to the networks of different providers, the programs, administration and economic issues of the Universal Service, as well as the principles that will govern the management and control of the radioelectric spectrum.

On September 19, 2000, Telefónica filed a reconsideration petition against certain issues of Decree No. 764/2000. The Court has not as yet ruled on this issue.

During year 2002 and the current year Telefónica has taken certain steps to moderate the effects of the imbalance between changes in revenues and costs caused by the significant increase in the prices of supplies and the cost of technology usually required by the business carried out by Telefónica, and the situation affecting service rates described in this note. Some of these measures include:

•	Capital expenditures: Telefónica has implemented a plan to adapt its short-term capital expenditures. To that end, Telefónica continued only those projects that are required to maintain the quality of its services in the short term, generate cash flow in the near term and which Telefónica deems to be a high priority.

•	Operating costs reduction: Telefónica renegotiated most of its supply contracts. The goal of these renegotiations was to reduce costs, including, when possible, the exposure to inflation and devaluation, and adapting its costs to lower demand for services, including, adjustments to service quality and, in some cases, the outright termination of services.

•	Increased collection rates: Telefónica has implemented new plans and collection policies for collecting receivables, including disconnection policies tailored to each customer segment, among other initiatives.

•	Debt renegotiation, cash management and roll-over of short-term debt: Telefónica implemented a series of actions to decrease the exchange rate risk on its current assets while managing its main accounts payable. In addition, Telefónica has entered into a debt restructuring that has resulted in the extension of maturity terms.

The relationship between variables determining Telefónica’s revenues and expenses in currently mismatched as a result of the pesification and freezing of tariffs in the context of a potentially inflationary economy and may continue to be mismatched depending upon the outcome of Telefónica’s pending tariff renegotiation with the Argentine government. Telefónica’s tariff renegotiation proposal attempts to achieve the relationship between variables determining revenues and costs, i.e, the economic and financial equation, contemplated in the Transfer Contract.

Although Telefónica has adopted the measures described above to mitigate the effects of changes in its business, and certain indicators of the Argentine economy have started to stabilize, the future operating conditions are still uncertain because the regulatory framework in force has still not established guidelines that would allow assessing with a reasonable degree of certainty the effect future rates will have on Telefónica’s economic and financial equation.

Telefónica’s short-term strategy has been to continuously adapt its business plan to address the challenges and risks presented by the Argentine economic crisis. Therefore, the short-term strategy focuses on the renegotiation of tariffs, cost controls and efficiency improvements, capital expenditures controls, improvements in working capital and management of cash and liquidity.

Telefónica’s current long-term business strategy is to maintain and enhance its position in Argentina’s competitive telecommunications market. The implementation of this strategy involves the introduction of service offerings in new geographic areas, improving and expanding services Telefónica currently serve in its markets and its continuous development as a provider of telecommunications services for corporate and residential customers.

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

Telefónica considers that the implementation of these short and long-term business strategies will continue having a positive impact on the competitiveness of its telecommunications activities and reducing the adverse effects of growing competition and Argentina’s economic and political situation.

Furthermore, Telefónica maintains a Management Agreement with the operator Telefónica, S.A. (“TESA”, formerly known as Telefónica de España S.A., spanish company which controls the Company indirectly). Under this Agreement, the full management of Telefónica is entrusted to the operator. Such agreement was automatically extended until April 2003 at TESA’s option. The management fee amounted to 9% of the “gross margin”, as defined in the agreement. In addition, on October 30, 2002, TESA notified the Company about the exercise of the option to extend the term of the Management Agreement for an additional period of five years to be counted as from April 30, 2003 by virtue of the right conferred by such agreement. In that respect, on July 30, 2003, Telefónica entered into a Supplement to the Management Agreement, which had been in force as of that date pursuant to successive extensions and in conformity with the clauses of the original agreement, pursuant to which the management fees as from May 1, 2003 were agreed upon in 4% of the gross margin, as described above.

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

Telefónica’s fixed assets were assessed for impairment based on their recoverable value on the basis of Telefónica’s Management best estimate of future cash flows of its telecommunications business, considering current information and future telephone service rates estimates. However, whether the participation of the Company in the recorded amount of Telefónica’s fixed assets as of December 31, 2003 of 2,376 million (amount calculated considering the Company’s indirect ownership interest in Telefónica) is fully recoverable, will depend on the final effect that the outcome of the tariff re-negotiation described in this note may have on Telefónica’s economic and financial equation.

Telefónica has determined a minimum presumed income tax charge for the year ended December 31, 2003 in the amount of 40 million that was included in the caption “Other non-current receivables” as Telefónica’s management has estimated that such tax would be recoverable based on its tax projections and the terms for recovery established by the law (10 years). However, whether the booked amount of 27 million (calculated considering the Company’s indirect ownership in Telefónica) as of December 31, 2003 is fully recoverable will depend on the final effect that the outcome of the tariff re-negotiation described in this note may have on Telefónica’s economic and financial equation. The amounts capitalized as minimum presumed income tax have been measured at discounted value, based on Telefónica’s tax projections.

The recoverability analysis of the Company’s participation in Cointel’s goodwill related to Cointel’s investment in Telefónica as of December 31, 2003 has been made on the basis of the Management’s best estimate of future cash flows of Telefónica, considering current information and Telefónica’s future service rates estimates. However, whether the booked amount of 161 million (amount calculated considering the Company’s direct ownership in Cointel), as of December 31, 2003 is fully recoverable will depend on the final effect that the outcome of the tariff re-negotiation described below may have on the economic and financial equation of such companies.

•	Telefónica’s tariff

•	Tariff system

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

To determine the existence of effective competition, the historical interested provider shall demonstrate to the application authority that another or other providers of the same service have obtained 20% of the total revenues for such service in the local area of the Basic Telephony Service involved. In 2000, Telefónica filed a request to the effect that effective competition be officially acknowledged to exist in the Buenos Aires Multiple Area. As no response to its request was obtained from the SC within a reasonable term, Telefónica brought the matter before the courts. Effective competition shall be considered to exist in the provision of national or international long-distance services for the calls originated in a local area of the Basic Telephony Service, when the customers in such area are able to choose, through the dialing selection method, among more than two service providers, if each of them, offers more than one long-distance destination.

Except for areas and services where effective competition is demonstrated to exist, the rate agreements established a maximum rate per pulse denominated in U.S. dollars. These agreements also provided for the right of Telefónica to adjust this rate for changes in the Consumer Price Index of the United States of America on April 1 and October 1 of each year. However, Law of Public Emergency and Currency Exchange System Reform No. 25,561, dated January 6, 2002, provides that, in the agreements executed by the Federal Administration under public law regulations, including public works and services, indexation clauses based on foreign countries price indexes or any other indexation mechanism are annulled. In this regard, it sets forth that the prices and rates resulting from such provisions shall be established in pesos at a one peso ($1) = one U.S. dollar (US$ 1) exchange rate. Furthermore, Section No. 9 of the above-mentioned Law authorizes the NEP to renegotiate the above contracts taking into account the following criteria in relation to public utility services: (a) the impact of the rates on the competitiveness of the economy and on distribution of income; (b) service quality and investment plans, when such aspects are contemplated in the contracts; (c) the interest of users and access to the services; (d) the security of the comprised systems; and (e) the profitability of the companies.

The NEP, by means of Decree No. 293/2002, dated February 12, 2002, entrusted the Economy Ministry with the renegotiation of such agreements, including agreements that govern the provision of basic telephony services. The contractual renegotiation proposals were to be submitted to the NEP within 120 days after the effective date of this Decree. Telefónica fulfilled the filing of the information required by the Government, which included proposals to overcome the emergency.

Subsequently, various regulations were issued extending the term established for the Ministry of Economy to submit to the NEP proposals to renegotiate the agreements subject to Section 8 of Law No. 25,561.

In the opinion of Telefónica’s Management and its legal counsel, the deep changes in the Argentine economic model experienced since the beginning of 2002, including the enactment of the Economic Emergency Law, the depreciation of the Argentine peso against the U.S. dollar, the increase of domestic prices and the de-dollarization of rates, constitute extraordinary economic events that modified the economic and legal framework established by the Convertibility Law, have significantly changed the economic and financial equation and so justify an adjustment of the rate scheme in light of the current prevailing circumstances, such adjustment being fully in agreement with the principles set forth in the List of conditions and the Transfer Contract, so as to ensure a regular, continued and efficient service supply.

The Transfer Contract contemplates the possibility of automatically adjusting rates in view of extraordinary unforeseen events as therein defined, or events or acts by the Government that materially affect the original economic and financial equation contemplated in the Transfer Contract. The Transfer Contract also establishes that the Company shall receive compensation from the Argentine Government when extraordinary events take place, including the Argentine Government decisions such as tariffs freezing and price controls, as well as the procedures to be applied to obtain the referred compensation.

In accordance with the foregoing, the proposal filed by Telefónica to the Government consists of the reinstatement of the rate scheme committed under the Transfer Contract, which provides rates denominated in pesos restated by applying the monthly Consumer Price Index (“CPI”) prevailing in Argentina, or in the case of significant differences between it and the variation of the U.S. dollar, by applying a polynomial formula that considers 40% of the monthly variation in the price of the U.S. dollar and 60% of the variation of the monthly CPI in Argentina, that had been set aside by the advent of the Convertibility Law and Decree No. 2,585/91. In addition, based on the above, Telefónica proposed alternative approaches to achieve that objective, in particular to manage the transition from the current rates to those resulting from the application of the Transfer Contract.

According to the Emergency Decree No.120/03 issued on January 23, 2003, the Argentine Government may provide for interim tariff reviews or adjustments considered necessary or advisable to ensure continuity in the availability, security and quality of services provided to users under these contracts until the conclusion of the renegotiation of public utilities agreements and licenses provided for in the Public Emergency Law.

On January 29, 2003, the Argentine Government issued Decree No. 146/03 establishing a transitional adjustment in the electric light and natural gas supply rates. However, such measure has been challenged in court and has been suspended by a court order. As part of the renegotiation process mentioned in preceding paragraphs, Telefónica has also applied for a transitional adjustment in tariffs, but no decision has been made yet.

On July 3, 2003, through Decree No. 311/03, a Renegotiation and Analysis of Public Utilities Agreements Unit was created, which shall be headed by the Ministers of Economy and Production, Federal Planning, Public Investment and Services. This Unit will be in charge of carrying out the renegotiation process through the Renegotiation of Public Works and Services Agreements Committee created by Decree No. 293/02.

On October 21, 2003 the NEP signed into effect Law No. 25,790. This law sets forth that the term to renegotiate the agreements for public works and utilities is to be extended until December 31, 2004. The NEP shall be responsible for submitting the proposals to Congress, which will have to communicate its decision within a period of 60 running days counted from its reception. In the event such period expired without Congress having reached a solution, the proposal shall be deemed accepted. If the proposal was rejected, the NEP shall resume the process to renegotiate the respective agreement.

This rule establishes that the decisions adopted by the NEP in this re-negotiation process shall not be limited by, or subject to, the stipulations contained in the regulatory frameworks currently governing the concession or licensing agreements for the respective public utilities. Renegotiation agreements may cover partial aspects of concession or licensing agreements, contain formulas to adjust such agreements or temporarily amend them and include the possibility of agreeing upon periodical reviews, as well as the establishment of conditions that must be met by the quality parameters applied to services.

If there were temporary amendments, they should be taken into consideration in the terms of the final agreements reached with concessionaires or licensees. The legal provisions do not authorize licenses of public utilities to suspend or alter compliance with their duties.

In the opinion of Telefónica’s Management and its legal counsel, in conformity with the general principles of administrative law applicable to the Transfer Contract and the List of Conditions, future tariffs should be established at a level deemed sufficient to cover the costs of the service in order to maintain a regular, continuous and efficient supply of the telephony services as set forth in the legal framework governing the Transfer Contract. However, it cannot be assured that the Argentine Government shall adopt Telefónica’s position with respect to the effects of the current situation in connection with such Transfer Contract clauses. It is possible that this tariff regime shall not maintain the value of tariffs in U.S. Dollars or in constant pesos with respect to any prior increase or possible future increase in the general price level. If, as a result of the above mentioned renegotiation, future rates evolve at a pace that does not allow restoring the economic and financial equation that both the List of Conditions and the Transfer Contract intend to preserve, such rate system would have an adverse impact on Telefónica’s financial condition and future results. As of the date of issuance of these financial statements, Telefónica’s Management cannot predict the final outcome of the renegotiation required by the Public Emergency Law or the tariff regime to be effective in the future or when such outcome shall take place.

In accordance with Resolution No. 72/03, in February 2003 the Ministry of Economy approved a methodology to calculate and transfer to Telefónica’s customers the impact of the tax on checking account transactions imposed by Law No. 25,413 paid by Telefónica as from the date the resolution comes into force. Resolution No. 72/03 expressly refers to the Transfer Contract as the basis for the approval of such method. Telefónica considers that the position taken by the Ministry of Economy in this Resolution is consistent with the proposal submitted regarding its rights under the Transfer Contract. In accordance with Resolution No. 72/03, all taxes paid before that date are included in the contractual renegotiation imposed by the Public Emergency Law.

•	Price Cap

Under the rate regulation mechanism in effect known as Price Cap, Decree No. 264/98 provided a 4% reduction (in constant U.S. dollar terms) in rates, in terms similar to the method provided by point 12.5.1. of the List of Conditions, that was to be applied during each year of the transition period to basic telephone service rates; and 90% of such reduction to be applied to domestic long distance services. Telintar S.A. (“Telintar”) and now Telefónica as it successor, had to apply the same 4% reduction to international rates.

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

In April 2000 and March 2001, Telefónica, Telecom Argentina STET-France Telecom S.A. (“Telecom S.A.”) and the SC executed rate agreements which, subject to the approval by the Economy Ministry and of Infrastructure and Housing, provided the terms under which the Price Caps would be applied:

i.	Price Cap for the period 2000/2001: the SC established that the efficiency factor for the price cap for the period 2000/2001 would amount to 6.75%. The reduction would be applied through: a) discount plans that were effective as from March 2000 (commercial and government basic rates, local measured service, and the application of certain preferential rates for internet access), the non-application of charges set forth in Resolution SC No. 2,926/99 until November 8, 2001 and the non-application over the year of the two semiannual adjustments to the pulse value for the US Consumer Price Index mentioned above; b) given that such plans were brought into effect ahead of schedule, the accumulated effects of the above-mentioned efficiency factor for the price cap would be applied to the computation of Price Caps for the periods 2000, 2001 and 2002 adjusted at an interest rate of 12% per year; and c) furthermore, it was established that the difference between the effect of the discounts already granted and that of a 6% reduction would be applied on November 8, 2000 across different items of the tariff structure, and the additional 0.75% reduction would be applied at the same date as defined by the Licensees.

ii.	Price Cap for the period 2001/2002: the SC established that the efficiency factor for the Price Cap applicable for the period 2001/2002 would amount to 5.6%. This rate reduction is to be implemented through: a) the non-application of the two adjustments to the pulse value by the US Consumer Price Index for the year, adjusting the effect as of November 8, 2001 at the 12% annual rate in order to measure it against the total expected 5.6% reduction, b) any balance resulting from the non-application of the adjustment to the value of the telephone pulse in the period 2000/2001, as well as any balance remaining in respect of a variety of items included in the 2000 price cap; c) any unapplied price cap portion remaining after the rate reductions mentioned in a) and b) above with respect to the 5.6% rate reduction, should be applied in the following manner: 70% as provided by Telefónica, 15% to the local service, and 15% to other services as required by the SC, other than monthly basic charges and the local measured service.

iii.	Price Cap for the period 2002/2003: the SC established that the efficiency factor could not exceed 5%, but it did not set its value.

Although the reductions mentioned in point 1., and the early reductions referred to in point 2., are being applied by Telefónica, the related agreements have not been yet approved by the Economy Ministry and of Infrastructure and Housing. As of the issuance date of these financial statements, the effect of the discount plans implemented has not been established as compared to rate reduction percentages provided by such agreements, and the regulatory agency has not approved how to apply the rate reduction mentioned in point 1.

On the other hand, in relation to the complaint filed by Consumidores Libres Cooperativa Limitada de Provisión de Servicios Comunitarios (“Consumidores Libres”), on October 4, 2001, Court Room IV of the Federal Appellate Court on Administrative Contentious Matters of the City of Buenos Aires awarded a precautionary measure requested by the plaintiff ordering the National Government, Telefónica and Telecom S.A. “to refrain from applying the corrections set forth in Section 2 of the Agreements approved by Decree No. 2,585/91 until final judgment is rendered in the case”, which meant that the rates could not be adjusted by the US consumer price index.

In the opinion of Telefónica’s Management and its legal counsel, the outcome of the issues related to the price cap and the complaint filed by Consumidores Libres could exclusively affect the maximum rates for future services that Telefónica is authorized to charge its customers regarding services, areas, or customers in which the government did not declare the existence of effective competition. As of December 31, 2003, these maximum rates are determined by applying to rates effective as of November 7, 2000, the discounts applied in order to implement the price caps related to November 8, 2000, and November 8, 2001, under the above-mentioned agreements.

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

•	Tariff restructuring

The tariff restructuring granted by Decree No. 92/97, effective on February 1, 1997, established an increase in the price of the monthly basic charge and in domestic service rates, and a decrease in the rates for domestic long distance and international services and for Telefónica’s local and domestic long distance public phone service for longer distances. The net impact of the rate restructuring was to be neutral on revenues during two years after its effectiveness. On December 1, 1999 the SC has issued Resolution No. 4,269/99, which established the SC’s final determination of the impact of the tariff restructuring as an excess in revenues of approximately 18 million, in currency units of that date, (which had previously been provisionally determined by the SC in 14 million). In accordance with Resolution No. 18,968/99, the SC’s Resolution No. 4,269/99 also states that the Regulatory Authority will determine the form and time of implementation of the future rate reduction to compensate such excess revenues. Telefónica has filed an appeal for revision of this resolution, on the grounds that the calculation method used by the Regulatory Authority to determine the impact of the tariff restructuring established by Decree No. 92/97 has defects and should be challenged. As of the date of these financial statements such appeal has not been resolved.

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

•	Financial operations of Cointel and Telefónica

Cointel and Telefónica have followed a financing policy that has combined the use of internally generated funds with the use of third-parties and TISA’s (Cointel’s and Company’s shareholder) financing. As of December 31, 2003, Cointel’s consolidated current assets are lower than Cointel’s consolidated current liabilities in the amount of 3,186 million, the latter including approximately 65% (2,560 million, which include 531 million corresponding to Cointel’s Negotiable Obligations held by TISA) of debt owed to TISA, as arise from Cointel’s consolidated financial statements.

The general financing policy is to cover future fund needs to continue Telefónica’s investment plan and repay short and long-term debt mainly with funds generated by the operations plus, if possible depending on the evolution of the economic situation and current economic policies, bank loans and access to capital markets. Alternatively, they would seek for long-term refinancing of their payables.

However, owing to the macroeconomic situation described in Note 4., as of the date of issuance of these financial statements, third parties’ credit lines are not available in amounts sufficient to enable the Company, Cointel and Telefónica, together with internally generated funds, to meet current debt obligations. Furthermore, it is not possible to determine whether this situation will improve in the short term.

Since early December 2001, Argentine authorities implemented a number of monetary and currency exchange control measures that mainly included restrictions on the withdrawal of funds deposited with banks and tight restrictions for making transfers abroad, with the exception of those related to foreign trade and other authorized transactions, most of which have been eliminated as of the date of issuance of these financial statements (See Note 4.).

As of December 31, 2003, Cointel and Telefónica have financial and banking debts of 5,836 million (as arise from Cointel’s consolidated financial statements), of which 2,482 million are classified as non-current in the general balance sheet and are related to agreements that provide for the immediate enforcement, after the implementation of certain steps, of the amounts outstanding in the event of default of other obligations.

On the other hand, TESA (TISA’s parent company) has advised the Company, Cointel and Telefónica that, as of the date of issuance of these financial statements, it was still evaluating the Argentine macroeconomic context and analyzing financing alternatives for such companies, including the possibility of refinancing over the long-term its current loans to such companies and, if necessary, providing additional financing.

Consequently, the Company’s, Cointel’s and Telefónica’s ability to meet their short-term liabilities will depend on TISA continued refinancing of the loans granted to such companies, and on the obtainment of other financing from related or unrelated parties, which, to date, is not available in sufficient amounts.

Should no financing alternatives be available to the Company, Cointel and Telefónica or should the Company, Cointel and Telefónica not succeed in obtaining refinancing, such companies would not have sufficient funds available to meet their current liabilities (including those disclosed as current on the consolidated balance sheet as of December 31, 2003 and those liabilities that would turn into current payables if creditors claimed a default) payable to local and foreign creditors.

Although the Company, Cointel and Telefónica will continue to make their best efforts to obtain such financing, which up to date have had favorable results through obtaining waivers from creditors, the exchange for long-term debt and short-term refinancing of Telefónica, as of the date of issuance of these financial statements, it is not possible to assure what the result of such negotiations will be nor, consequently, whether the Company, Cointel and Telefónica will be able to settle their current liabilities in the normal course of business and maintain their normal operations.

•	Telefónica’s lawsuits and claims

Telefónica is party to various lawsuits in the ordinary course of its business, and have made the allowances in the cases in which, taking into account Telefónica legal counsel’s opinion, Telefónica’s management evaluated as probable to incur a liability. In the Company’s management opinion, and considering the allowances made by Telefónica, the litigation in which Telefónica is currently involved, individually and in the aggregate, would not have any material effect on the Company’s financial position or results of operations.

•	Spun-off business

During 2001, TESA carried out a global reorganization of its group operations by line of business. As a consequence of such reorganizations, Telefónica, and consequently Cointel, no longer holds any interest in Telefónica Comunicaciones Personales S.A. (“TCP”), Telefónica Data Argentina S.A. (“TDA”)(formerly Advance Telecomunicaciones S.A.) and TYSSA Telecomunicaciones y Sistemas S.A. (“TYSSA”), Telefónica’s previously controlled companies, whose businesses were previously reorganized.

As from February 1, 2001 (effective date of the reorganization), Cointel’s equity interest for the Class A and B shares in Telefónica increased from 51.0% to 62.5% and from 1.9% to 2.3%, respectively.

b)	Other investments

Atco

In March 1998, the Company acquired (through Southtel Equity Corporation (“Southtel”)) 30.0% of Atco’s capital stock. This company’s corporate objective is to invest in the media business. The total price of the acquisition amounted to 214 million (restated as described in Note 2.3.). As a consequence of certain transactions, such ownership interest decreased from 30% to 26.8%. On December 15, 2000, Shosa (Southtel’s successor company) reimbursed irrevocable capital contributions to the Company, through the delivery of its ownership interest in Atco, which was valued at 255 million (restated as described in Note 2.3.), related to the book value of such ownership interest as of September 30, 2000. As of December 31, 2003, the Company’s ownership interest in Atco amounted to 26.8% and other TESA’s subsidiaries control the remaining 73.2%.

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

AC

In December 1998, Shosa acquired its ownership interest in AC. On December 15, 2000, Shosa reimbursed irrevocable capital contributions to the Company, through the delivery of its ownership interest in AC, which was valued at 7,910 pesos (restated as described in Note 2.3.) related to the book value of such ownership interest as of September 30, 2000. As of December 31, 2003, the Company’s ownership interest in AC amounted to 26.8% and other TESA’s subsidiaries control the remaining 73.2%. As of June 30, 2002, AC held indirect equity interest in licensed broadcast television companies in Buenos Aires and other cities of the interior of Argentina through Prime Argentina S.A. (Holdings) (“Prime”). On July 4, 2002, AC and Hannover Nominees Ltd. (together the Prime’s shareholders) sold their ownership interest in Prime for an amount of US$12 million to Grupo H.F.S. Media S.A. Consequently, the Company does not longer have its indirect ownership interest in the licensed broadcast television companies through AC as from the above mentioned date. On the basis of financial information furnished by AC as of December 31, 2003, such transaction does not modify the recoverable value of the Company’s investment in AC. Consequently, the Company has maintained its investment in AC valued at nil (see Note 2.5.c).

Vigil and Temarsa

On October 24, 2002, the Company acquired one common share of $1 nominal value of Vigil, for an amount of $1. Additionally, on the same date, the Company acquired one common share of $1 nominal value of Temarsa, for an amount of $1. These acquisitions represent less than 1% of the capital stock of such companies. See Note 2.5.c).

The final merger agreement between Temarsa, Vigil and Ambit S.A. was executed on December 10, 2003. Under this agreement, Vigil and Ambit S.A. were dissolved without liquidation and were merged into Temarsa. As a result of the merger, Temarsa’s capital stock was increased by $93,623,004 by the issuance of 93,623,004 common, registered, non-endorsable shares of $1 nominal value each and entitled to one vote per share. Such shares will be exchanged for those held by the shareholders of the two other companies at the following ratio: for each share of Vigil each shareholder will receive 0.00024 shares of Temarsa and for each share of Ambit S.A. each shareholder will receive 0.58 shares of Temarsa.

5.2.	Related company sold during 2001

TyC

In October and December 1997, the Company acquired (through Southtel) 20.0% of TyC’s capital stock and votes. The total acquisition price was US$71.5 million. Additionally, in December 1997, TyC´s shareholders made a capital contribution of 108 million (restated as described in Note 2.3.), proportionally to their ownership interests, to which Southtel contributed 18 million (restated as described in Note 2.3.), which was capitalized in September 1999. On December 15, 2000, Shosa (successor company of Southtel) reimbursed irrevocable capital contributions to the Company, through the delivery of its ownership interest in TyC, which consist of 10,032,000 ordinary shares of $1 of nominal value and one vote per share and representing 20% of the capital stock and votes of TyC, valued at 150 million (restated as described in Note 2.3.) related to the book value of such ownership interest as of September 30, 2000, including the net book value of the related goodwill as of September 30, 2000.

In December 2000, the Company entered into a purchase option agreement with ACH related to the Company’s ownership interest in TyC (the “TyC Option”). The selling price of the Company’s ownership interest in TyC amounted to US$80.0 million that the Company had collected as of December 31, 2000. Consequently, in May 2001, the Company transferred to ACH its ownership interest in TyC and the rights and obligations under the TyC shareholders’ agreement. The excess between the selling price of the Company’s ownership interest in TyC and its book value as of the disposition date, calculated according to the financial statements of such company as of March 31, 2001, amounted to 17 million (restated as described in Note 2.3.) and was accounted for as a capital transaction.

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

6.	OUTSTANDING BALANCES AND TRANSACTIONS WITH SECTION 33 LSC COMPANIES AND RELATED PARTIES

a)	The transactions made with Section 33 LSC companies and related parties during the years ended December 31, 2003, 2002 and 2001 in millions of Argentine pesos (restated as described in Note 2.3.), are as follows:

	Interest income (expense)			Other income relating to equity interests in Section 33 LSC companies and related parties and fees for services provided, net
Company	2003 (4)	2002 (4)	2001	2003		2002		2001
TESA Arg. (1)	—	—	—	40	(3)	57	(3)	116	(3)
TISA (2)	(172)	(204)	(59)	—		—		—
ACH (5)			67
Telefónica (2)	—	1	—	—		—		—

	(172)	(203)	8	40		57		116

(1)	See Note 6.c.(i).

(2)	See Note 6.c.(ii).

(3)	Net of turnover tax.

(4)	Net of inflation effects.

(5)	As of December 31, 2001, ACH was no longer a related party.

b)	During the years ended December 31, 2003, 2002 and 2001, the Company did not collect any dividends from its investments in Section 33 LSC companies and related parties.

c)	Additionally to the transactions mentioned in Notes 1. and 8., the other related party transactions are the following:

(i)

On April 24, 1997, the Company signed an agreement with TESA Arg. pursuant to which the Company committed to the compliance of obligations, of which the main effective are: i) to hold shares that allow it to control directly or indirectly at least 30% of Cointel’s capital stock, and hold a direct and indirect equity interest not lower than 20%, ii) not to acquire directly or indirectly, Cointel’s common shares that would result in a total shareholding in excess of 50% of Cointel’s capital stock and votes and iii) to provide, at TESA Arg.’s request, economic and financial advisory services (obtaining and investing funds, assistance in analyzing investment projects, among others). The amount to be paid by TESA Arg. to the Company for such services equals one half of the management fee received by TESA Arg. from Telefónica after deducting taxes and certain expenses, and will be in effect so long as the Telefónica management contract is in effect. The Company’s compensation for compliance with its obligations is indivisible and not fractionable and it cannot be reduced due to lack of compliance with any of its obligations because of reasons external to the Company. The Telefónica management contract with TESA provided for an annual management fee, which was calculated at 9% of Telefónica’s “gross margin” as defined in such agreement, through April 30, 2003. On such date, if TESA agreed to renew such contract, at its sole discretion, for an additional five-year period, the annual management fee of TESA Arg. would be between 1.5% and 5.0%. On July 30, 2003, Telefónica entered into a Supplement to the Management Agreement with TESA, which had been in force as of that date pursuant to successive extensions and in conformity with the clauses of the original agreement, pursuant to which the management fee as from May 1, 2003 was agreed upon in 4% of the gross margin, as already described. During the years ended December 31, 2003 and 2002, the Company did not receive any financial advice request and performed its duties contained in such agreement for which it is entitled to receive the relevant fees, which amounted to 40 million and 57 million for such years, respectively, and were included in “Other income relating to equity interests in Section 33 - LSC companies and related parties and fees for services provided, net “ in the statements of operations. As of the date of issuance of these financial statements, TESA Arg. has not requested any further services. If any such request is made by TESA Arg., the Company will use the terms set forth in the agreement for adopting the necessary actions so as to have optimum operating resources available for satisfying future specific requests in the most efficient manner. The related receivables, which amount to 27 million and 29 million as of December 31, 2003 and 2002, respectively, are included as “Other receivables—Receivables from Section 33 of the LSC companies and related parties - TESA Arg.” in the balance sheets as of December 31, 2003 and 2002, respectively.

(ii)	On February 12, 2001, the Company received a loan from TISA in the amount of US$530.1 million, which accrued interest at LIBOR plus a 2.25% per annum (“the differential”) for a term of one month, renewable automatically on a monthly basis unless the parties notify in writing, at least three days before due date, that they do not intend to renew the agreement. TISA is entitled to modify the differential provided it notifies the Company of this decision at least three business days before the end of each interest period. Subsequently, on February 14, 2001, the Company made early partial repayment to TISA of this loan for an amount of US$37.9 million. On January 11, 2002, the Company and TISA entered an amendment to the loan agreement whereby the differential was increased to 7% per annum and which provided for interest capitalization. The funds loaned by TISA and TESA were used to partially repurchase the Company Negotiable obligations, as described in Note 11. and the repayment of the interest accrued and outstanding as of such repurchase dates.

According to the above mentioned, as of December 31, 2003 the balance of the principal related to TISA´s loan, after the interest capitalization mentioned above, amounted to US$582 million (equivalent to 1,706 million as of December 31, 2003). As of December 31, 2003 the accrued non capitalized interests are US$ 1.5 million (equivalent to 4 million as of December 31, 2003). In obtaining the above mentioned loan, the Company has assumed certain commitments, mainly involving limitations on the sale of assets, limitations on liens of certain assets, limitations on the Company or any of its affiliates becoming a party in merger or spin-off operations, with certain exceptions. In addition, the loan shall forthwith become due and payable: 1) upon the Company defaulting on any of the commitments assumed under the loan agreement, 2) in the event of any change in the Company’s controlling shareholder, 3) if the Company or its affiliates are unable to comply with their obligations, 4) changes in the Company’s main business activity, 5) if the Company or any of its affiliates lose the government licenses obtained and 6) if there are changes in the Company’s equity, economic and financial situation that due to their adverse nature may affect the Company’s ability to comply with the obligations assumed in the agreement or if there are restrictions that may limit the ability of the Company to repay its debts.

Additionally, during the January-March 2002 quarter, the Company received loans from Telefónica for US$5.8 million (“the Dollar loans”) and 4.6 million (at historical values) (“the Peso Loans”). On April 15, 2002, Telefónica assigned to TESA Arg. the Peso Loans in the amount of 4.7 million (at historical values) which were due and payable, together with interest accrued as of such date. Furthermore, on such date TESA Arg. and the Company agreed to offset a portion of the amount owed by TESA Arg. in connection with the agreement described in this Note against the Peso Loans owed by the Company to TESA Arg. for a total amount of 4.7 million (at historical values). On April 26, 2002, the Company entered into an assignment agreement with Telefónica and TISA pursuant to which Telefónica assigned to TISA the Dollar Loans in the amount of US$5.8 million, which includes principal amount and accrued interest as of April 26, 2002. As of December 31, 2003, the book value of such loan amount to US$6.7 million (equivalent to 20 million as of December 31, 2003), corresponding to principal amount plus accrued interests as of that date.

In relation to the loans mentioned above, the creditor has advised the Company that until September 20, 2004: (i) the effects of the Public Emergency and Currency Exchange System Reform implemented in Argentina by Decree No. 1,570/01, Law No. 25,561, as supplemented and amended, in force shall not be considered by the creditor as an event of default; and (ii) the creditor shall not consider that, until such date, an acceleration event has been verified under the agreements with TISA. Additionally, some of the loan agreements in effect include acceleration events in case certain judicial or extra-judicial proceedings are filed for amounts in excess of certain net equity percentages of the Company or relevant affiliate. The Company obtained a waiver in connection with those proceedings as of the date of issuance of these financial statements, covering at least the current terms of those loans.

As of December 31, 2003, the Company’s current assets are lower than current liabilities for an amount of 1,710 million, the latter including approximately 99% (1,730 million) of debt owed to the Company’s controlling company.

Additionally, the Company is evaluating Cointel’s financing needs considering the Argentine economic situation and the current difficulties to have access to credit and will make its best efforts to provide Cointel with such financing, directly or indirectly, subject to the Company’s own fund availability, which depends on the evolution of the issues affecting the Company’s financial situation. See Notes 2.5.c) and 4.

The Company has prepared its financing projections and plans expecting to cover future fund needs to face short-term debt mainly with funds generated by operations plus if possible depending on the evolution of current economic situation and measures, bank loans and access to capital markets; or otherwise, requesting for long-term refinancing of its payables.

However, owing to the macroeconomic situation described in Note 4., as of the date of issuance of these financial statements, third parties’ credit lines are not available in amounts sufficient to enable the Company, together with internally generated funds, to meet current debt obligations. Furthermore, it is not possible to determine whether this situation will change favorably in the short term.

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

Consequently, the Company’s ability to meet its short-term liabilities will depend on TISA continued refinancing of the loans granted to the Company, and on the obtainment of other financing from related or unrelated parties, which, to date, is not available in sufficient amounts.

Should no financing alternatives be available to the Company or should the Company not succeed in obtaining refinancing, the Company would not have sufficient funds available to meet its current liabilities payable.

Although the Company will continue to make its best effort to obtain such financing, as of the date of issuance of these financial statements, it is not possible to assure what the result of such negotiations will be, or consequently, whether the Company will be able to settle its current liabilities in the normal course of business and maintain its normal operations.

7.	COMMITMENTS AND CONTINGENCIES

7.1.	Distribution of accumulated income restriction

In accordance with the LSC, the Company’s bylaws and General Resolution No. 368/01 of the CNV, 5% of the year’s net income must be appropriated to a legal reserve, previous absorption of accumulated losses until such reserve equals 20% of adjusted capital stock.

As of December 31, 2003, the Company carries accumulated losses in the amount of 1,967 million that includes a net income for the year then ended in the amount of 217 million. As provided for by section 71 of LSC, such net income cannot be distributed until prior-years accumulated losses are absorbed.

7.2.	Other restrictions

a)	Through Cointel, the Company is a member of the Main Core of the Telefónica awardee Consortium. As of December 31, 2003, the Company holds a direct 50.0% interest in Cointel’s common stock. Decree No. 62/90 of the NEP, as amended, provides that Regulatory Authorities (nowadays the SC) must approve in advance any transfer of the Company’s 20% interest in the Main Core of Cointel (the same requirement applies to the 10% interest of TISA in Cointel). Cointel’s common shareholders existing as of the takeover of Entel, as a group, may not reduce their total holding to less than 51.0% of the total capital stock (Class “A” shares) with voting rights of Telefónica without first obtaining approval from the regulatory authority.

b)	The Company has requested approval of certain transactions from the Comfer, including the acquisition of an equity interest in Cablevisión, among others. The Company expects that such approval will be obtained in due course.

c)	With respect to the commitments and guarantees related to the issuance of negotiable obligations and other payables, see Notes 6.c.(ii) and 11.

7.3.	Guarantees granted

In connection with the disposing of companies in which the Company maintained ownership interests during the years ended December 31, 1996 to 2001, the Company has agreed to indemnify the purchasers for any omitted liability at time of sale subject to the amounts and terms specified in each contract. As of December 31, 2003, the Company does not know of any circumstance that could generate future losses and consequently, that should be booked as of such date.

7.4.	Litigation

As of December 31, 2003, the Company is not party to any legal proceedings initiated against it whose results might materially affect the Company’s financial condition or the results of its operations and, consequently, should be booked as of December 31, 2003.

8.	CAPITAL STOCK

8.1.	As of December 31, 2003 the Company’s capital stock, after the voluntary capital stock reduction mentioned in section 8.2. of this note, which has been approved by the CNV´s Resolution No. 14,060 and registration in the Public Registry of Commerce, as of the date of issuance of these financial statements, is pending, was comprised of:

	Subscribed and paid in (historical value)
Common shares, face value $1:
Class “A” shares (five votes per share)	30,427,328
Class “B” shares (one vote per share)	374,302,032

Capital Stock authorized for public offer	404,729,360	(1)

(1)	Should the situation of negative shareholders’ equity remain unchanged beyond June 30, 2004, the Buenos Aires Stock Exchange will have to solve about the Company’s authorization to make public offering of its shares, according to clause d) of section 42 of quotation regulations of such entity.

As a consequence of the transactions described in Note 1. and section 8.2. of this note, as of December 31, 2003, the principal shareholder of the Company is TISA, which owns 99.96% of the Company’s capital stock.

8.2.	On January 18, 2001, the Company’s General and Special Shareholders’ Meeting approved (subject to the authorization of the Buenos Aires Stock Exchange) a voluntary capital stock reduction proposed by the Company’s Board of Directors at their meetings held on December 15, 2000, and January 10, 2001, through the redemption of 95,270,640 Common Class “B” shares of the Company of 1 nominal value each. In consideration for the number of shares delivered, the shareholders, present in the redemption, would receive a proportional interest in the Promissory Note mentioned in Note 1. The redemption technical accounting value would amount to about US$4.15 per share plus interest accrued on the face value of the Promissory Note, calculated from December 15, 2000, through the day immediately preceding the beginning date of the exercise share redemption period, December 11, 2001 (the “Cutoff Date”) divided by the maximum number of shares to be repurchased, in this case, 95,270,640 shares. Additionally, the General and Special Shareholders’ Meeting of the Company delegated in the Company’s Board of Directors the calculation of the final technical accounting value per share as of the Cutoff Date under a formula approved by such Shareholders’ Meeting. The Company’s voluntary capital stock reduction was subject to the approval by the Buenos Aires Stock Exchange, as a precedent condition, and therefore, would not be effective until such approval was obtained. On July 20, 2001, the CNV advised to the Company that, in order to continue the process of the voluntary capital stock reduction, the Company would have to obtain a new consent from the noteholders, which was obtained on November 12, 2001, as described in Note 11.

On the other hand, the General and Special Shareholders’ Meeting of November 2, 2001, at the adjournment of November 15, 2001, ratified the terms of the capital stock reduction approved on January 18, 2001, with certain amendments.

On December 6, 2001, the Company’s Board of Directors decided that the Cutoff Date for establishing the redemption technical accounting value for the Company’s shares would be December 11, 2001, and determined the redemption technical accounting value at US$4.486 per share. Furthermore, the Company’s Board of Directors determined that on December 21, 2001, the period for participating in the Company’s voluntary capital reduction would end. The only shareholder taking part in such reduction was ACH, who participated with all its shares, 95,270,640 Common Class “B” shares (“the Shares”).

The final amount of the reduction was allocated to proportionately reduce the capital stock and each shareholders’ equity account by 19.05% and the difference between the book value of 19.05% of the Company’s capital stock (calculated on the basis of the Company’s shareholders´ equity as of September 30, 2001, after deducting irrevocable capital contributions of 2 million (at historical value)) and the redemption value of such shares (calculated on the basis of a value of US$4.486 per share) was allocated to reduce the balance of the reserve for future dividends account until the balance was exhausted and the remaining amount to unappropriated earnings.

On December 7, 2001, the CNV informed the Company its decision to partially cancel the public bidding authorization granted to the Company for an amount of $95,270,640 (historical value), being $404,729,360 (historical value) the outstanding capital stock authorized for such bidding. Furthermore, as of such date, the Buenos Aires Stock Exchange granted its final approval to the voluntary capital stock reduction. To facilitate the transfer of the Shares to the Company and the Promissory Note to ACH; the Company, BBVA Banco Francés S.A. (acting as withholding and reporting agent) and ACH entered into an agreement on December 27, 2001 whereby (i) the Company delivered the Promissory Note and amendments to BBVA Banco Francés S.A., (ii) BBVA Banco Francés S.A. had to deliver the Shares to the Company in the following business exchange day; and (iii) BBVA Banco Francés S.A. had to transfer to ACH the Promissory Note once the transfer of the Shares to the Company has been recorded on the book entry system of Caja de Valores S.A. On December 31, 2001, the Shares were effectively registered under the Company’s name and, consequently, BBVA Banco Francés S.A. delivered the Promissory Note and amendments to ACH.

On January 11, 2002, the Company’s Board of Directors decided to make available all necessary mechanisms for the effective cancellation of the shares received from ACH. As of the date of issuance of these financial statements the registration of the voluntary capital stock reduction with the Public Registry of Commerce is pending.

On May 28, 2001, the NEP issued Decree No. 677/01 under which TISA could make a statement of acquisition of residual interests involving all of the Company’s capital stock owned by third parties. Likewise, any minority shareholder may demand that TISA make a purchase offer to the Company’s minority shareholders, in which case, the controlling shareholder could make an acquisition statement of the Company’s capital stock owned by third parties. Should any of the above transactions be conducted, once the acquisition has been completed and the procedure established has been met, the Company would be automatically delisted from the share public trading and listing system, through the fulfillment of certain formalities provided by the decree.

On the other hand, on April 5, 2001, the Company filed an application with the Buenos Aires Stock Exchange for preliminary authorization of the delisting of its shares. However, prior to the conclusion of such procedure, on July 9, 2002, TISA initiated the related procedure with the CNV in order to make the statement of acquisition of residual interests, which affected the whole of the Company’s capital stock owned by third parties, according to the provisions of Decree No. 677/01 and general resolutions issued in connection with such decree. In view of a court action filed by a minority shareholder alleging the unconstitutionality of the residual participation regime, the National First Instance Court in Commercial Matters No. 26 of the City of Buenos Aires decided to declare as a preventive measure, the suspension of the proceedings, and ordered the inapplicability of the referred decree to the prosecuting minority shareholder until the case is finally adjudged. The CNV understands that the referred injunction prevents the acquisition of the residual interests relating to the shares held by any shareholders other than the one who filed the constitutional protection action. The Company has answered the court action and requested its dismissal, claiming that the prerequisites for filing the action and declaring the unconstitutionality of Decree No. 677/01 have not been met. TISA, in turn, has answered the court action in the same way. As of the date of issuance of these financial statements, the Company is still awaiting a determination of the issue.

8.3.	Within the framework of the Contract mentioned in Note 1., and according to the transactions provided therein and in certain related agreements, in December 2000, the Company entered into an option contract to sell to ACH (one of the Company’s shareholders as of such date, acting in such capacity in this transaction) the Company’s ownership interest in TyC. In May 2001, the Company transferred to ACH its ownership interest in TyC. See Note 5.2. In view that: a) the disposing of the Company’s ownership interest in TyC was part of the Contract, b) the disposing of the Company’s ownership interest in TyC was made to one of the Company’s shareholders, as of such date, acting in such capacity, and c) the Company’s shareholders as of that date agreed to transfer their equity interest in TyC between two companies of the same group, the Company did not book any gain for the difference of 17 million between the selling price and the book value of TyC according to the financial statements of such company as of March 31, 2001; this transaction was booked as a capital transaction and included in “Shareholders’ equity – Non-capitalized contributions – Other contributions” as of December 31, 2001.

9.	NEGATIVE SHAREHOLDERS’ EQUITY

As of December 31, 2003, the Company carries accumulated losses amounting to 1,967 million and negative shareholders’ equity amounting to 812 million. Due to such situation, the Company is under the conditions for dissolution due to the loss of its capital stock set forth in item 5 of Section 94 of the LSC. However, Decree No. 1,269/02 dated July 16, 2002 had suspended the enforcement of item 5 of Section 94 of the LSC until December 10, 2003 (see Notes 4. and 6.c.(ii)). On December 23, 2003, the NEP issued Decree No. 1,293/03 which extends the suspension established by Decree No. 1,269/02 until December 10, 2004. The Company cannot provide any assurance that, should the situation of negative shareholders’ equity remain unchanged beyond the above mentioned date, its shareholders would decide to recapitalize it nor that the Company, consequently, would be able to maintain the ordinary development of its operations.

On April 10, 2002, the Company’s General Shareholders’ Meeting approved a resolution requiring that 5%, or 179,210 pesos, of the December 31, 2001, year-end realized earnings be set aside into the legal reserve. However, since the Company carried during 2002 accumulated losses exceeding such amount, the Company’s Board had decided not to create such legal reserve. Such decision was approved by the Company’s General Ordinary and Special Shareholders’ Meeting of April 22, 2003.

10.	AUDIT COMMITTEE

The Company’s Board, during its December 17, 2002 meeting, created an Audit and Control Commission whose mandate is to promote and support the development of Good Corporate Governance actions. This transitional two-member commission will be superseded by an Audit Committee to be created by the Company in accordance with the requirements and provisions of Decree No. 677/01.

On April 22, 2003, the Company’s General Ordinary and Special Shareholders’ Meeting approved the inclusion of Section 10 bis in the Company’s by-laws. This Section instructs that the Audit Committee’s primary function shall be to assist the Board of Directors in its internal control duties. In addition, it instructs that the Audit Committee shall abide by the provisions set forth by the Public Transparency Rules approved by Decree No. 677/01, Resolution No. 400/02 of CNV and any other applicable rules. On July 11, 2003, the modification on the Company’s by-laws was registered with the Justice General Inspection (“IGJ”).

On May 28, 2003, the Company communicated the authorities about the Audit Committee: i) the structure definition and the minimum conditions to qualify as a member thereof; ii) the planning of the main tasks to be performed and the necessary means for proper functioning, and iii) the training plan for its members. In that sense, the Company’s Board of Directors stated that the referred Committee shall be formed by three or more members of the Board of Directors, all of which shall be independent directors in accordance with the conditions determined by the CNV. The Audit Committee shall be elected by the Board of Directors by proposal of the Board’s President, and have the duties designated by applicable rules and regulations and especially those assigned by the Shareholders’ Meeting or the Board of Directors, which will be registered into its Internal Regulation. The Audit Committee shall be empowered to establish its own Internal Regulation, which shall be subsequently reported to the Board.

11.	ISSUANCE OF NEGOTIABLE OBLIGATIONS NOT CONVERTIBLE INTO SHARES

The General and Special Shareholders´ Meetings held on April 28, 1995 and December 27, 1996, respectively, and the General and Special Shareholders’ Meetings held on June 30, 1998, December 4, 1998, and April 29, 1999 approved the issuance of Negotiable obligations not convertible into shares, for a total amount of up to US$500 million and US$400 million, respectively, and empowered the Board of Directors to determine the terms and conditions, including the issuance date, price, interest rate and place and terms of payment. On November 2, 2001, the General and Special Shareholders´ Meeting approved the cancellation of the US$400 million program of Negotiable obligations. Additionally, such meeting, during its adjournment of November 15, 2001, approved the partial cancellation in the amount of US$482.9 million of the US$500 million Negotiable obligations program.

On February 24, 1997, the Company issued three series of Negotiable obligations for a total face value of US$325 million and 175 million, which have been partially and totally repurchased and/or repaid during the years 2001 and 2002 as described in this note, under the US$500 million program, on the following terms:

US$500 million program (1)
Principal amount (in millions)	Principal amount repayment	Interest rate %	Payment of interest	Situation as of December 31, 2003
Series A US$100	February 2002	8.50	February and August of each year	Totally repaid	(2)
Series B US$225	February 2007	9.75	February and August of each year	Partially repaid	(2)
Series C $175	February 2007	11.25	February and August of each year	Totally repaid	(2)

(1)	It was partially cancelled up to the amount of US$17.1 million as approved by the General and Special Shareholders’ Meeting held on November 2, 2001, at its adjournment of November 15, 2001.

(2)	As a consequence of the repurchases and repayments of Negotiable obligations made during the years 2001 and 2002 described in this note, the balance of the Negotiable Obligations for US$500 million as of December 31, 2003, amounts to US$7.6 million, which corresponds to Series B.

The creation of these Programs and the Public Offerings of Negotiable Obligations were authorized by the CNV. The net proceeds from the issuance of the Negotiable obligations were used to refinance bank borrowings.

As a consequence of the transfer of the Company’s shares to TESA, as explained in Note 1., that materialized a “Change of Control” as defined in the Negotiable obligations issuance terms and conditions; and as provided in such terms and conditions, the Company has granted to the noteholders the right to request the Company to repurchase their Negotiable obligations at a purchase price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest through February 14, 2001 (“the Repurchase Date”). Therefore, on the Repurchase Date and in March 2001, the Company repurchased part of such Negotiable obligations for a face value of 174.7 million and US$290.2 million, and having paid 176.5 million (historical value) and US$293.0 million plus interest and applicable taxes. The funds required to repurchase the bonds were obtained through a loan from TISA in the amount of US$530.1 million. See Note 6.c)(ii). Additionally, in August 2001, the Company decided to accept an offer to repurchase the balance of Series C, whose face value amounted to 0.3 million.

On July 20, 2001, the CNV advised to the Company that, in order to continue the process of the voluntary capital stock reduction described in Note 8.2., the Company would have to obtain a new consent from the noteholders. On October 12, 2001, the Company’s Board of Directors resolved to repurchase Series A and B negotiable obligations from its noteholders (“the Purchase Offer”), at a purchase price, in cash, equivalent to 100% of the principal amount (“the Repurchase Price”) plus interest accrued and unpaid through the day immediately preceding to the repurchase date (“the Second Repurchase Date”). As a result of the Purchase Offer on November 13 and December 5, 2001, the Company repurchased Negotiable Obligations for a face value of US$20.3 million plus interest accrued and related taxes. The funds required to repurchase negotiable obligations were partially obtained through a loan from TESA in the amount of US$11 million.

On February 12, 2002, the Company cancelled the balance of the principal of Negotiable Obligations Series A, which amounted to US$7.0 million and interest accrued as of such date.

After the repurchases and repayments mentioned above, the Company has cancelled and repurchased approximately 98.5% of the Negotiable Obligations for a face value of 175 million and US$317.4 million. In connection with the above-described issuance, the Company has assumed certain commitments usually undertaken in transactions of this kind. The Prospectus related to the issuance of Negotiable obligations gives detailed information of the condition of issuance, which have been modified and/or eliminated according to the authorizations obtained from the Special Noteholders’ Meeting held on November 12, 2001. The main effective commitments as of the issuance date of these financial statements, are among others: limitation on liens with certain exceptions, filings of financial statements and other communications and reports and maintenance of all government authorizations and approvals (see Note 6.c.(ii)).

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

12.	CORPORATE BOOKS

On February 12, 2003, the Company complied with a subpoena issued by a Federal Court (Juzgado Nacional de Primera Instancia en lo Criminal de Instrucción N° 22), related to the claim No. 78,241/2002, requiring the filing with the court of its corporate books for periods on or after July 1999. Because the Company is not a party to and has not been advised of the matters investigated in such claim, in the opinion of the Company’s Management, the court order is connected with a procedural requirement and will not have any effect on the Company’s financial condition or results.

As the above mentioned corporate books were held by the Federal Court, the Company had new books rubricated as from October 9, 2003.

13.	CHANGE IN THE CORPORATE NAME

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

14.	BUSINESS SEGMENT INFORMATION

On the basis of the nature, production process, distribution method and differential regulations, for the purpose of the information requested by Professional Accounting Principles, Telefónica has identified two reportable segments: i) related to Telefónica’s telecommunications activities, regulated by the SC and the CNC, and derived from the use of the network and related equipment: the supply of telecommunications services segment, which includes Telefónica de Argentina S.A.’s operations and ii) the publication of telephone directories (Yellow Pages) and call center operations segment included in Telinver’s operations.

For the purpose of disclosing the above mentioned information required by Professional Accounting Principles, the Company includes the information related to operations of Telefónica and Telinver based on the Company’s indirect equity interest in Telefónica. See Note 2.4.b)2.

	Basic Telephone Services (3)		Yellow Pages (3)	Consolidation adjustments (1)	Total
December 31, 2003
Net revenues to third parties	1,342		33	—	1,375
Net intersegment revenues	6		1	(7)	—

Total net revenues	1,348		34	(7)	1,375

Net Income for the year	197		6	—	203
Depreciation of fixed assets and intangible assets	652		3	—	655
Investment on Fixed assets and Intangible assets	103		—	—	103
Total Assets	4,105		56	(3)	4,158
Total Liabilities	2,698	(2)	73	(3)	2,768
Investments in subsidiaries	1		—	—	1

(1)	Corresponding to elimination of intersegment balances and operations.

(2)	Net of the liability related to Telefónica’s investment in Telinver.

(3)	Proportionate consolidated amounts according to Argentine GAAP due to the existence of joint control in Cointel.

15.	DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND US GAAP

a)	Accounting principles followed by the Company

These financial statements have been prepared in accordance with Argentine GAAP (except for the matter mentioned in Note 2.3.), which differ from generally accepted accounting principles of the countries of the users of the financial statements.

Differences between generally accepted accounting principles followed by the Company (see Notes 2.4. and 2.5.) and US GAAP and their effect on net income/(loss) and on accumulated deficit are set forth in b), c) and d) below.

b)	Description of differences between Argentine and US GAAP

Differences between Argentine and US GAAP relate to the following items:

1.	Restatement of financial statements for general price-level changes

According to currently effective Argentine GAAP, an inflation adjustment mechanism is to be applied if certain conditions, to be assessed by the CPCECABA, are met.

In August 1995, according to the then effective requirements of Argentine GAAP, the method of restatement of amounts into constant pesos had been discontinued, due to the low levels of inflation at that time. However, from January 2002 until February 28, 2003, the increase in the consumer price index and in the wholesale price index (which is applicable for restatements of financial statements in constant pesos) increased 43.6% and 119.7%, respectively, and therefore, inflation accounting was reinstated under Argentine GAAP as from January 1, 2002 (see Note 2.3.). Also, under Argentine GAAP, the period from August 1995 through December 2001 is considered to be a “stability period”, because of the low level of increase in general prices during that period. Accordingly, the financial statements have not been restated for the effects of inflation during such period.

As described in Note 2.3., the National Executive Power repealed the provisions related to inflation adjustments, therefore, the CNV, under Resolution No. 441/03, set forth that, as from March 31, 2003, the restatement of financial statements in constant currency should be discontinued. The Company has followed the provisions of the CNV and prepared the financial statements recognizing the effects of inflation until February 28, 2003 (see Note 2.3.). On December 2003, the CPCECABA discontinued the application of the restatement for inflation as from October 2003. Net income and a summary condensed balance sheet for the fiscal year ended December 31, 2003 as if the inflation adjustment mechanism would have been applied for the period March through September 30, 2003, is included in Note 2.3.

In accordance with generally accepted accounting principles applied by the Telefónica Group for purposes of the Group’s consolidated financial statements, Argentina did not meet the definition of a highly inflationary economy in 2003 and 2002. For that reason, TESA incorporates, for consolidation purposes, the Company’s balances without computing any inflation adjustments for the inflation experienced during 2002 and 2003. Consistent with the Company’s ultimate parent company’s policies, and for the Company’s own US GAAP reconciliation, the Company has elected not to use the alternative of maintaining the 2003 (until February 28, 2003 - see Note 2.3.) and 2002 inflation adjustment that the SEC provides for countries such as Argentina where local generally accepted accounting principles continue to require price-level adjustments (see Note 2.3.). Therefore, the Company has included in its US GAAP reconciliation an adjustment eliminating the effects of the restatement for inflation computed in the accompanying financial statements filed with the CNV for the fiscal years ended December 31, 2003 (until February 28, 2003 - see Note 2.3) and 2002 (see d).

2.	Restatement of financial statements for comparative purposes

Under Argentine GAAP, amounts corresponding to prior fiscal years that are presented for comparative purposes are also restated for inflation so as to allow for comparison in constant Argentine pesos as described in Note 2.3.

For US GAAP, amounts for prior fiscal years have been adjusted to eliminate such restatement and are presented in nominal pesos (see d).

3.	Income tax and tax on minimum presumed income

Under Argentine GAAP, the Company records income tax by application of the deferred method, in accordance with the provisions of RT No. 17, as described in Note 2.5.f).

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

Under US GAAP, the Company records income taxes using the method required by Statement of Financial Accounting Standards (“SFAS”) No. 109 “Accounting for Income Taxes”. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. SFAS 109 requires companies to record a valuation allowance for that component of net deferred tax assets, including tax credits arising from the tax on minimum presumed income (together “tax assets”), which does not meet the “more likely than not” criterion for realization, based on the assessment of evidence established in US GAAP rules. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences and tax loss carryforwards are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date (see d).

In assessing the realizability of tax assets, management considers whether it is more likely than not that some portion or all of the tax assets will not be realized. The ultimate realization of tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences and tax loss carryforwards become deductible. Management considers all available evidence, both positive and negative including the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning in making these assessments. In accordance with SFAS 109, the Company is required to continuously evaluate the recoverability of tax assets (see Note 4.). Therefore due to the effects of the existing and expected economic conditions and foreign exchange regulations known as of the date of issuance of these financial statements and considering tax planning strategies and that the Company’s income from its equity interest in Cointel is not subject to income tax, the Company has established a full valuation allowance against their net deferred tax assets under US GAAP in accordance with the provisions of SFAS 109.

4.	Goodwill on investments in companies

Under Argentine GAAP, goodwill arising from investments in controlled companies is based on the excess of the purchase price over the book value of the net assets acquired. Under US GAAP, goodwill is determined based on the excess of the purchase price over the fair value of assets acquired and liabilities assumed.

Under US GAAP, for periods ending on or before September 30, 2001 goodwill and identifiable intangible assets were amortized under the straight-line method. Goodwill and identifiable intangible assets were evaluated for impairment when events or changes in circumstances indicated that, in management’s judgment, the carrying value of such assets might not be recoverable.

The Company early adopted SFAS 142 on October 1, 2001. SFAS 142 requires that intangible assets with a finite useful life are amortized, and that intangible assets with indefinite useful lives and goodwill are not amortized, but are recognized at fair value and tested at least annually for impairment. Accordingly, under US GAAP, as from October 1, 2001, the Company stopped recording goodwill amortization. Under Argentine GAAP, the Company continues amortizing such goodwill.

Goodwill arising as the difference between the cost of an investment and the amount of underlying equity in net assets of an equity method investee (“equity method goodwill”) also ceased to be amortized on adoption of SFAS 142. However, in accordance with the provisions of APB Opinion 18, equity method goodwill continues to be reviewed for impairment together with the equity method investment, in the same manner as other long-term assets (see d).

5.	Comprehensive Income

The Company has not reported separately comprehensive income because there are no material differences between its net income/(loss) and comprehensive income as defined by SFAS No. 130. The cumulative effect as of the beginning of the year ended December 31, 2001, the year of the initial application of SFAS No. 133, was not material (see point 6. below).

6.	Accounting for derivative instruments and hedging activities

Under Argentine GAAP, the Company and Telefónica apply RT No. 20 issued by the FACPCE which provides for fair value valuation of derivative instruments as from January 1, 2003 (see Note 2.4.a)3.).

In June 1998, the FASB issued SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”. This statement establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS 133 requires that changes in the derivative’s fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative’s gains and losses to offset related results on the hedged item in the statement of operations, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. The Company and its investees adopted SFAS 133 as of January 1, 2001. The cumulative effect of the related change in accounting principle as of January 1, 2001, was not material.

7.	Devaluation effect

Under Argentine GAAP, the effects of the devaluation of Argentine peso on the valuation in Argentine pesos of the assets and liabilities were recognized in the fiscal year ended December 31, 2002.

Under US GAAP, the exchange rate effective as of the date of reopening of the exchange market (January 11, 2002 (see Note 4.)) was used for the valuation in Argentine pesos of foreign currency assets and liabilities as of December 31, 2001 (see d).

8.	Push down accounting

Under US GAAP, when substantially all of the common stock of a company is acquired, and after certain conditions are met, the purchase price adjustments are “pushed down” to the acquired company’s financial statements. Push down accounting is not a generally accepted accounting principle under Argentine GAAP.

As further explained in Note 1., TESA acquired 80.9% of the Company’s capital stock, in exchange for TESA common shares issued. On June 29, 2001, TESA informed the Company that on May 8, 2001, it transferred to TISA, all of TESA’s 80.9% equity interest in the Company. As of December 31, 2001, and as a result of the voluntary capital stock reduction mentioned in Note 8.2., TISA owned 99.96% of the Company’s capital stock. As a result of TESA’s acquisition of the 80.9% equity interest in the Company, which purchase price amounted 2.2 billion, and the voluntary capital stock reduction which increased TESA’s ownership interest to 99.96%, the Company booked an adjustment of 1.6 billion corresponding substantially to goodwill (see b) 4 above and d) below).

9.	New accounting pronouncements

a)	Revenue Arrangements with Multiple Deliverables

Emerging Issues Task Force (“EITF”) 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. Specifically, this Issue addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting. In applying this Issue, separate contracts with the same entity or related parties that are entered into at or near the same time are presumed to have been negotiated as a package and should, therefore, be evaluated as a single arrangement in considering whether there are one or more units of accounting. That presumption may be overcome if there is sufficient evidence to the contrary. This Issue also addresses how arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. The guidance in this Issue is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. In the opinion of the Company’s Management the adoption of this rule has not had an impact in its net income and shareholders’ equity as of December 31, 2003.

b)	Accounting for Costs Associated with Exit or Disposal Activities

In June 2002, the FASB issued SFAS No.146, “Accounting for Costs Associated with Exit or Disposal Activities”. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs incurred in a Restructuring)”. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002. In the opinion of the Company’s Management the adoption of this rule has not had an effect on net income or shareholders’ equity.

c)	Accounting for Stock – Based Compensation

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

In the opinion of the Company’s Management, the adoption of this rule has not had an impact on its net income or shareholders’ equity.

d)	Consolidation of variable interest entities

In December 2003, the FASB issued a revision (“FIN 46R”) to Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” (the “Interpretation”). FIN 46R clarifies the application of ARB No. 51 “Consolidated Financial Statements”, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. FIN 46R requires the consolidation of those entities, known as variable interest entities (“VIEs”), by the primary beneficiary of the entity. The primary beneficiary is the entity, if any, that will absorb a majority of the entity’s expected losses, receive a majority of the entity’s residual returns, or both.

Among other changes, the revisions of FIN 46R (a) clarified some requirements of the original FIN 46, which was issued in January 2003, (b) eased some implementation problems, and (c) added new scope exceptions. FIN 46R deferred the effective date of the Interpretation for public companies, to the end of the first reporting period ending after March 15, 2004, except that all public companies must at a minimum apply the provisions of the Interpretation to entities that were previously considered “special – purpose entities” under the FASB literature prior to the issuance of FIN 46R by the end of the first reporting period ended after December 15, 2003. The Company is still considering the effect of the adoption of FIN 46R on its financial position, cash flows and returns of operations.

e)	Amendment of Statement 133 on Derivative Instruments and Hedging Activities

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”, which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities”. The provisions of this statement are effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. In the opinion of the Company’s Management the adoption of this rule has not had an effect on net income or shareholders’ equity.

f)	Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity

In April 2003, the FASB issued SFAS No. 150, “Accounting for certain Financial Instruments with Characteristics of Both Liabilities and Equity”. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Some of the provisions of this Statement are consistent with the current definition of liabilities in FASB Concepts Statement No. 6, Elements of Financial Statements. In the opinion of the Company’s Management, the adoption of this rule has not had an effect on net income or shareholders’ equity.

g)	Employers’ Disclosures about Pensions and Other Postretirement Benefits

In December 2003, the FASB issued SFAS No. 132 revised 2003, “Employers’ Disclosures about Pensions and Other Postretirement Benefits—an amendment of FASB Statements No. 87, 88, and 106”, which revises employers’ disclosures about pension plans and other postretirement benefit plans. It does not change the measurement or recognition of those plans required by FASB Statements No. 87, “Employers’ Accounting for Pensions, No. 88, Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits”, and No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions”. This Statement retains the disclosure requirements contained in FASB Statement No. 132, which it replaces. It requires additional disclosures to those in the original Statement 132 about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. The required information should be provided separately for pension plans and for other postretirement benefit plans. The provisions of this statement are effective for financial statements with fiscal years ending after December 15, 2003.

h)	Accounting for Asset Retirement Obligations

In June 2001, the FASB Issued SFAS No.143, “Accounting for Asset Retirement Obligations”. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. An entity shall measure changes in the liability for an asset retirement obligation due to passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period. The interest rate used to measure that change shall be the credit-adjusted risk-free rate that existed when the liability was initially measured. That amount shall be recognized as an increase in the carrying amount of the liability and as an expense classified as an operating item in the statement of operations. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. In the opinion of our Management the adoption of this rule has not had a material effect on net income or shareholders’ equity.

c)	Additional significant differences between Argentine GAAP and US GAAP adopted by Cointel and its subsidiaries

1.	Regulation

Telefónica provides telephone services in Argentina and therefore is subject to the regulatory control. Although changes in tariffs for services are to be authorized and computed based on applicable regulations (see Note 5.1.a), there is no fixed rate of return. Accordingly, the requirements of US GAAP related to a business whose rates are regulated on the basis of its actual costs are not applicable to these financial statements.

2.	Capitalized interest

Under Argentine GAAP, interest expense incurred on liabilities specifically identifiable to construction in progress is capitalized. For the portion of construction in progress not financed by specific liabilities, Telefónica assumes such expenditures are financed by any remaining liabilities (both interest and non-interest bearing) and shareholders’ equity.

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

Under Argentine GAAP, as of December 31, 2002 and 2001, Cointel’s investment in Telefónica was accounted for by the equity method (for both the Telefónica Class A and B shares classified as long-term investment in such company). As of December 31, 2000, Cointel’s investment in Telefónica was accounted for by the equity method (for the Telefónica Class A shares classified as long-term investment in such company), and at their market value net of estimated selling expenses (for Telefónica Class B shares, which were held for trading purposes).

Under US GAAP, Cointel’s investment in Telefónica as of December 31, 2002 and 2001, has been accounted for by the equity method. For the purpose of preparing the financial statements, Cointel consolidated its financial statements with Telefónica’s including its investment in Telefónica Class B shares. Therefore, as of December 31, 2000, Cointel’s investment in Telefónica’s shares recorded under Argentine GAAP at market value net of estimated selling expenses was eliminated in the consolidation process. The US GAAP reconciliation recognizes for the year ended December 31, 2000, the effect of adjusting the valuation for the Telefónica’s Class B shares under Argentine GAAP to the amount required under US GAAP.

4.	Revenue recognition

Under Argentine GAAP, Telefónica accounts for installation revenue and related costs at the installation date. For US GAAP, SEC Staff Accounting Bulletin (“SAB”) 101 “Revenue recognition in Financial Statements” requires that: i) installation revenues are not included in income of the period when the installation takes place but are deferred and amortized during the period representing the possible duration of the relationship with the customer, and ii) related costs are not charged to expense but capitalized and depreciated in a similar period.

The adoption of SAB 101 as from October 1, 2000 resulted in the recording by Telefónica of the cumulative effect of unamortized deferred revenues, net of capitalized costs after accumulated depreciation and deferred income tax effects, as a deduction from Net income during the year ended September 30, 2001, the year of adoption.

5.	Accounting for stock option plan

TESA implemented a compensation plan based on TESA’s stock for the benefit of all of Telefónica’s employees. Under the plan, Telefónica’s employees (a) have purchased TESA’s stock at 5 euros each and (b) for every share acquired, have been granted 26 options on TESA’s stock. This plan does not involve any economic cost to Telefónica and therefore Telefónica has not made any charge to income under Argentine GAAP for this plan. However, for US GAAP purposes:

a)	the difference between the market value and purchase price of 5 euros resulted in a charge to income for the year ended December 31, 2001, and

b)	the cost represented by the options granted by TESA are deferred and recognized over the period of service delivery covered by the plan (4 years as from February 2001). Such cost is accounted for at its intrinsic value, as defined in Accounting Principles Board Opinion (“APB”) 25, applied to the number of options.

Any adjustment to Telefónica’s income resulting under US GAAP would not have had any net impact on Telefónica’s total shareholders’ equity because the charges involved would be treated as additional paid-in capital from TESA.

TESA advised Telefónica that, as the actual number of options eligible for exercise varies depending on the appreciation, if any, of the stock price of TESA over the reference value, it was not feasible to estimate at December 31, 2002 the quantities of shares that are likely to vest in the future. Additionally, as of all balance sheet dates reported, such options had no intrinsic value. Accordingly, the application of the provisions of APB 25 mentioned in b) above did not result in any US GAAP adjustment to net income/(loss) for the years ended December 31, 2003, 2002 and 2001.

Had compensation expense for options granted under the TIES Program been determined based on fair value at the grant dates in accordance with SFAS No.123, Telefónica would not have recorded any compensation expense for the same reasons indicated above.

The weighted average fair value per 26 options granted was 0.50 euros per share as of December 31, 2003.

6.	Capitalized exchange difference

Under Argentine GAAP, when construction of work in progress extends over time, its value includes the cost of financing (interest and foreign exchange difference) the investment by third parties during the construction period until such time as the asset is ready to be used for an economic purpose.

Under US GAAP, foreign exchange differences are expensed as incurred.

7.	Costs associated with the issuance of debt

Under Argentine GAAP, costs associated with the issuance of negotiable obligations may be charged to income at the time of issuance or deferred and amortized over the period the debt is outstanding. Under US GAAP, costs associated with the issuance of debt securities are to be deferred and amortized over the period the related debt is outstanding. The deferred costs are to be amortized by the effective interest method or by the straight-line method if not materially different from the effective interest method.

8.	Debt refinancing costs

Under Argentine GAAP, material costs associated with the exchange of debt have been deferred and charged to expense on a straight-line basis during the duration of the loan considering outstanding principal balances in the case of partially settled or restructured debt. However, under US GAAP, Emerging Issues Task Force (“EITF”) 96-19 specifies that if new debt is issued in exchange for old debt, and the new debt is not deemed to have substantially different terms than the old debt, any costs incurred with third parties directly related to the exchange are expensed as incurred, and SFAS 15 specifies that if new debt is issued in exchange for old debt in “a troubled debt restructuring”, as defined in SFAS 15, any costs incurred with third parties directly related to the exchange are expensed as incurred and expenses related to outstanding principal balances are charged to expenses based on new terms of debt.

9.	Accounting measurement of certain receivables at their discounted value

Under Argentine GAAP certain assets and liabilities are to be measured in currency based on the calculation of their discounted value. As of December 31, 2003, Telefónica’s minimum presumed income tax credits has been valued following this criterion. Under US GAAP tax credits are recorded at the amount effectively paid (see b)3.).

10.	Preferred stock

Under US GAAP, as adopted by the SEC under ASR 268, redeemable preferred stock should be classified outside of shareholders’ equity if there is shareholders’ equity since it has conditions for redemption which are solely within the control of the issuer. Under Argentine GAAP, preferred shares have been classified as capital stock.

Under Argentine GAAP, any increase (decrease) in the carrying amount of preferred stock is recorded as an adjustment to common capital stock, as such increase (decrease) represents a redistribution of the total value of Cointel’s capital stock between its common and preferred shareholders. Under US GAAP, the increases (decreases) in the carrying amount of preferred stock are recorded as charges against retained earnings or, in the absence of retained earnings, by charges against paid-in capital.

11.	Inventories

Under Argentine GAAP, inventory is stated at the lower of either replacement/reproduction cost estimated realizable value. Under US GAAP, inventory is stated at the lower of cost or market. The Company determines cost principally on an average cost basis.

12.	Intangible assets and deferred charges

Under Argentine GAAP, organization and/or preoperating expenses may be deferred and charged to income against future revenues. Under US GAAP, these costs must be expensed as incurred.

d)	The following is a summary of the adjustments to net income (loss) and accumulated deficit that would have been required, had US GAAP instead of Argentine GAAP been applied in the accompanying financial statements (amounts expressed in millions of Argentine pesos):

	2003	2002	2001
Net income (loss) according to the financial statements, Argentine GAAP in constant pesos	217	(2,060)	(75)
Reversal of inflation restatement (see b)2.)		14	41

Net loss Argentine GAAP (see b)1. and 2.) after reversal of inflation restatement			(34)
US GAAP adjustments – Increase (decrease) due to:
– Reversal of inflation restatement and monetary results (see b)1.) (a)	222	(1,277)	—
– Depreciation of goodwill (see b)4.)	18	18	(2)
– Effects of US GAAP adjustments on ownership interest in related parties (see c)):
Cointel	(1)	524 (2)	(510	)(1)(2)
Atco	—	—	(1)
– Devaluation effect (see b)7.)	—	349	(349)

Net income (loss) in accordance with US GAAP	456	(2,432)	(896)

(a)	Includes reversal of inflation restatement and monetary results on ownership interests in related parties.

	2003	2002
Accumulated deficit according to the financial statements, Argentine GAAP in constant pesos	(812)	(1,017)
Reversal of inflation restatement		7
US GAAP adjustments – Increase (decrease)
– Alignment of periods for valuation of Equity interests in related parties (5)	(25)	(25)
– Reversal of inflation restatement and monetary results (see b)1.)
- Investment in Cointel	(1,330)	(1,542)
- Goodwill	(289)	(306)
– Goodwill and intangible assets (see b).4)	64	46
– Push down accounting (additional goodwill) (3) (see b)8.)	1,550	1,550
– Effect of US GAAP adjustments on ownership interests in related parties (see c)):
Cointel	(15)	(26)

Accumulated deficit in accordance with US GAAP	(857)	(1,313)

Earnings (loss) per share under USGAAP:

	2003	2002	2001
Net earnings (loss) per share per financial statements in accordance with Argentine GAAP in constant Argentine pesos	0.534	(5.090)	(0.150	)(4)
Reversal of inflation restatement		0.035	0.082

Comparative amounts as per historical financial statements		(5.055)	(0.068)

Net earnings (loss) per share under US GAAP in Argentine pesos
Earnings (loss) before cumulative effect of changes in accounting principles (see description under 15.c) 4.) in Argentine pesos	1.127	(6.009)	(1.753	)(4)
Cumulative effect of changes in accounting principles in Argentine pesos	—	—	(0.038)
Net earnings (loss) per share under US GAAP in Argentine pesos	1.127	(6.009)	(1.791)

Number of shares subscribed, paid in and outstanding
Common	404,729,360	404,729,360	404,729,360

(1)	Includes extraordinary loss, calculated at the Company’s equity interest in Cointel, of 2 million (net of income tax effect of 1 million) which represents the early settlement charge of a termination agreement executed by Cointel.

(2)	In 2001, includes a loss of 570.1 million corresponding to the estimated effect of the devaluation on Cointel and Telefónica’s shareholders’ equity, calculated based on the Company’s ownership interest in such companies, and in 2002 includes a gain of 570.1 million corresponding to such effect that was included in the 2002 net loss according to Argentine GAAP.

(3)	See Note 15.h).

(4)	Loss per share is calculated based on the share outstanding before the Company’s voluntary capital stock reduction. See Note 8.2.

(5)	Corresponds to the effect of the equity interest of the Company in the US GAAP adjustments in Cointel for the three-month period ended December 31, 2001. The historical amount of the equity interest of the Company in Cointel net loss for such period under Argentine GAAP amounted to a loss of 19 million. Such amount relates to the alignment of periods for valuation of Equity interests in related parties, as described in Note 2.5.c).

e)	Other significant US GAAP disclosure requirements.

The following represent additional financial statement disclosures required under US GAAP:

1.	Disclosures about fair value of financial instruments:

US GAAP requires disclosure of the estimated fair value of the Company’s financial instruments. The following methods and assumptions were used to estimate the fair value of each class of financial instrument.

As of December 31, 2003 and 2002, the carrying amounts of cash, short-term investments, receivables and current payables approximated their fair value.

As of December 31, 2003, the fair value of the loan from TISA is equal to its carrying amount, as it is short term debt, and the interest rates have been settled recently. As of December 31, 2002, the fair value of the loan from TISA was 1,803 million (calculated using discount rates based on the yield of Telefónica’s bonds as of December 31, 2002). On February 12, 2002, the Company cancelled the balance of the principal of Negotiable Obligation Series A that amounted to US$7.0 million plus interest accrued as of such date. As of December 31, 2003, the fair value of Negotiable Obligations is at par.

2.	There were no loans to the Company’s directors and employees in excess of US$100,000 as of December 31, 2003 and 2002.

3.	Deferred income taxes:

The following table presents the components of the Company’s deferred tax balance (based on a US GAAP balance sheet).

	December 31,
	2003		2002
Deferred tax assets:
Common income tax loss carryforwards	406	(2)	429
Specific income tax loss carryforwards (1)	61		61
Foreign currency exchange loss deductible in future years	43		57
Other	—		1

Subtotal deferred tax assets	510		548

Allowance for deferred tax assets	(510)		(548)

Total net deferred tax assets	—		—

(1)	Corresponds to losses from the sale of companies and from financial contracts.

(2)	Net of 22 million of tax loss carryforwards that offset the tax payable with respect to the taxable income estimated for the year ended December 31, 2003.

The income tax accruals for fiscal years 2003, 2002 and 2001 have been calculated using the effective 35% tax rate.

	December 31,
	2003	2002	2001
Income tax (benefit) expense at the statutory income tax rate in accordance with US GAAP	(160)	848	302
(Income) loss on equity investments	122	(499)	(7)
Goodwill and intangible assets depreciation	—	—	(6)
Variation of allowance for deferred tax assets	38	(349)	(136)
US GAAP adjustments to ownership interests in related parties	—	—	(181)
Other, net	—	—	(3)

Income tax expense	—	—	(31)

4.	Statements of operations under US GAAP

Under Argentine GAAP, the Company shows the income resulting from the TESA Arg. Agreement (see Note 6.c)(i) as a whole amount under the caption “Other income relating to equity interests in Section 33 - Law 19,550 companies and related parties and fees for services provided, net” considering that all amounts charged to TESA Arg. are originated by the same agreement. Under US GAAP, the related income resulting from services provided is recorded as Revenue, and the income attributable to the other obligations under the contract in periods when the company did not receive advisory requests from or provide significant services to TESA Arg. (see Note 6.c)(i)) is included in the caption “Equity interests in related parties” of the Statement of operations under US GAAP (see below). Under US GAAP, the condensed statements of operations for the years ended December 31, 2003 and 2002 are supplementally provided as follows:

	December 31, 2003	December 31, 2002
Equity interests in related parties	390	(1,386)
Administrative expenses	(2)	(3)
Financial gains and losses
On assets	—	1
On liabilities	68	(1,036)
Tax on minimum presumed income	—	(8)

Net income (loss) for the year	456	(2,432)

f)	Statement of cash flows presentation

In the accompanying statement of cash flows, the Company considers all highly liquid investments with an original maturity of three months or less to be cash and cash equivalents.

The following supplemental condensed statement of cash flows is prepared in accordance with the SEC presentation requirements and following Argentine GAAP valuation policies, except for the effects of inflation accounting, which have been segregated. Information for the year 2003 is not presented because the effect of inflation has not been significant:

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

Under US GAAP, SFAS No.131, “Disclosures about Segments of an Enterprise and Related Information”, establishes the standards for reporting operating segment information and for interim financial statements. This standard requires reporting operating segment information based on the way that financial information prepared by the entity is organized for senior management for making operating decisions, evaluating performance and allocating resources. This financial information is prepared by the Company and Telefónica in historical amounts (not considering the restatement for inflation). Comparative information for earlier years on the same basis of segmentation must also be presented.

Until the fiscal year ended December 31, 2002, the Company’s management considered the Holding segment separately. As from fiscal year 2003, the Company’s management considers the holding information as part of Telecommunication business. Consequently, the Company have retroactively reflected such change in fiscal years 2002 and 2001 business segment information.

According to the method established in SFAS No. 131, the operating segments identified by the Company are as follows:

•	Holding: Includes the Company’s and Cointel’s income, expenses and assets in addition to Basic Telephone Services.

•	Telecommunications business: includes the operations of Telefónica and Telefónica’s controlled and affiliated companies.

•	Basic Telephone Services: In 2003 and 2002 it includes the consolidated operations of Telefónica and its subsidiary Telinver S.A. In 2001 it includes the consolidated operations of Telefónica and its subsidiaries Telinver S.A. and Advance; in the latter case until the spin-off described in Note 5.1.a).

•	Cellular services: Corresponds to the operations of TCP until the spin-off described in Note 5.1.a).

•	Media Business: until 2001, includes the operations of TyC and Atco and the allocation of TyC’s equity in the income of its affiliates (companies acquired in December 1997), to the various lines of TyC’s consolidated statement of operations. In May 2001, the Company transferred to ACH its ownership interest in TyC and the rights and obligations under TyC shareholders’ agreement. See Note 5.2.

The information presented below is prepared based on the following criteria:

•	Total assets: represents the Company’ equity investment, goodwill and receivables of each operating segment. All the figures were prepared based on the Company’s historical financial statements.

•	Statement of operations accounts: figures recomputed by applying each of the segment companies’ direct and indirect percentage of ownership interest in its related companies to the respective consolidated accounts as of each period as disclosed in the statements of operations for the year ended December 31, 2003, the twelve-month period ended December 31, 2002 and the twelve-month period ended September 30, 2001, in historical Argentine pesos.

	Year ended December 31, 2003 (in millions of Argentine Pesos)
	Telecommunications Business
	Holding (d)	Basic Telephone Services		Total
Total assets	28	241		269
Gain of the segment (a)	117	322		439 (b)
Net revenues	—	895		895
Interest income	—	19		19
Interest expense	(235)	(171)		(406)
Depreciation and intangible assets amortization	—	(202	)(h)	(202)

	Year ended December 31, 2002 (in millions of Argentine Pesos)
	Telecommunications Business
	Holding (d)	Basic Telephone Services		Total
Total assets	33	259	(j)	292
Loss of the segment (a)	(1,772)	(1,568)		(3,340	)(b)
Net revenues	—	778		778
Interest income	—	40		40
Interest expense	(236)	(186)		(422)
Depreciation and intangible assets amortization	—	(231	)(h)	(231)

	Year ended December 31, 2001 (in millions of Argentine Pesos)
	Telecommunications Business
	Holding (d)	Basic Telephone Services		Cellular Services		Media Business		Total (e)
Total assets	25	988	(c)	(c	)	—		1,013
Gain (loss) of the segment (a)	(32)	55		(11	)(g)	(10)		2 (b)
Net revenues	52 (f)	755		60	(g)	54	(i)	921
Interest expense	(62)	(42)		(5	)(g)	(5	)(i)	(114)
Interest income	31	14		—		—		45
Depreciation and intangible assets amortization	(2)	(206	)(h)	(16	)(g)	(3	)(i)	(227)
Income tax	—	(49)		—		(1	)(i)	(50)

(a)	Includes the Company’s equity in earnings of each operating segment plus the Company’s and Cointel’s income and expenses allocated to each segment. In 2003 and 2002, includes 40 million and 45 million, respectively, corresponding to other income relating to equity Section 33 - Law 19,550 companies and related parties, net.

(b)	Relates to the Company’s net income (loss) for the year.

(c)	Includes Basic Telephone Service and Cellular Service.

(d)	Includes the Company’s and Cointel’s income and expenses not allocated to any other segment.

(e)	There are certain commercial transactions among the groups of companies which are included in the Telecommunications Business and Media Business; which have not been eliminated, their effect not being material.

(f)	Relates to the services rendered by the Company to related parties.

(g)	Corresponds to the four-month period ended January 31, 2001. See Note 5.1.a).

(h)	In 2001 and 2002 includes depreciation and intangible assets amortization of Basic Telephone Service and Cointel.

(i)	Corresponds to the three-month period ended December 31, 2000.

(j)	As per historical values the investment in Cointel amounts to a negative equity interest of 1,280 million.

h)	The transitional disclosure provisions of SFAS 142 require disclosures of what reported income before extraordinary items and net income would have been in all periods presented exclusive of amortization expense (including any related tax effects) recognized in those periods related to goodwill, intangible assets that are no longer being amortized, any deferred credit related to an excess over cost, equity method goodwill, and changes in amortization periods for intangible assets that will continue to be amortized (including any related tax effects). The amortization expense and adjusted net loss in accordance with US GAAP of the Company for the year prior to the period of initial application are as follows:

December 31, 2001
Reported net loss in accordance with US GAAP	(896)
Goodwill amortization	20
Equity interest in related parties—effect of goodwill amortization in Cointel	5

Adjusted net loss in accordance with US GAAP	(871)

Net loss per share	(1.791)
Effect of goodwill amortization	0.050

Adjusted net loss per share	(1.741)

16.	OTHER FINANCIAL STATEMENT INFORMATION

The following tables present additional financial statement disclosures required under Argentine GAAP:

1.	Investments in shares, bonds issued in series and holdings in other companies.

2.	Deferred charges.

3.	Allowances and reserves.

4.	Foreign currency liabilities.

5.	Administrative expenses.

16.1.	INVESTMENTS IN SHARES, BONDS ISSUED IN SERIES AND HOLDINGS IN OTHER COMPANIES (stated in millions of Argentine pesos, restated as described in Note 2.3.) (1)

	2003						2002
Issuer	Class	Face value	Amount	Inflation adjusted cost	Value by equity method	Book value	Book Value
NONCURRENT INVESTMENTS (2)
Investments valued by the equity method:
Cointel – shares	Common Class “A”	0.1	2,245,384,140
	Common Class “B”	0.1	407,817,358

		Total investment in Cointel		1,822	389	389	264

Atco – shares	Common	1	82,824,771	255	—	—	—
AC – shares	Common	1	3,600	—	—	—	—
Other investments
Vigil – shares	Common	1	1	—	—	—	—
Temarsa - shares	Common	1	1	—	—	—	—

Total noncurrent investments						389	264

(1)	See Note 2.5.

(2)	See Notes 2.5.c) and 5.

16.1.	INVESTMENTS IN SHARES, BONDS ISSUED IN SERIES AND HOLDINGS IN OTHER COMPANIES (stated in millions of Argentine pesos, restated as described in Note 2.3.) (1) (Contd.)

	Information on the issuer
		Latest financial statements
Issuer	Main business	Date	Common capital stock (2)	Net income	Shareholders’ equity	Total % held of capital
NONCURRENT INVESTMENTS
Cointel	Investments	12-31-03	531	277	823	50.0	%(3)

		Financial statements used for valuation by the equity method
Issuer	Year-end	Closing date	Duration of the period	Auditors’ report date	Scope	Auditors’ report type
NONCURRENT INVESTMENTS
Cointel	12-31	12-31-03	12 months	02-10-04	Audit	Qualified	(4)

(1)	See Note 2.5.

(2)	Corresponds to face value.

(3)	Over common capital stock as of December 31, 2003, preferred capital stock (over which the Company has no ownership interest) amounts to 40 million.

(4)	Includes a qualified opinion related to the uncertainty of the recoverability of the amount booked of certain noncurrent assets as of December 31, 2003, and Cointel’s and Telefónica’s ability to continue as a going concern.

16.2.	DEFERRED CHARGES FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001 (stated in millions of Argentine pesos, restated as described in Note 2.3.)

	2003					2002	2001
	Original value	Depreciation
Main account	At beginning/ end of year	At beginning of year	For the year	At end of year	Net book value	Net book value	Net book value
Issuance cost of Negotiable obligations and long-term financing	61	61	—	61	—	—	—

Total 2003	61	61	—	61	—

Total 2002	61	61	—	61		—

Total 2001	61	60	1	61			—

16.3.	ALLOWANCES AND RESERVES FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001 (stated in millions of Argentine pesos, restated as described in Note 2.3.) (1)

	2003				2002	2001
Account	Balances at beginning of year	Increase for the year	Decrease for the year (2)	Balances at end of the year	Balances at end of the year	Balances at end of the year
Deducted from noncurrent assets:
For other receivables - deferred tax assets	551	—	(41)	510	551	169

Total 2003	551	—	(41)	510

Total 2002	169	474	(92)		551

Total 2001	135	34	—			169

(1)	See Note 2.5.

(2)	Net of monetary gain (loss).

16.4.	FOREIGN CURRENCY LIABILITIES (1)

	2003			2002
Account	Amount in foreign currency (in millions of US$)	Exchange rate (2)	Book amount (in millions of pesos)	Amount in foreign currency (in millions of US$)	Book amount (in millions of pesos) (3)
Current liabilities
Financial payables	591	2.93	1,731	546	1,854
Other payables	1	2.93	3	1	3

Total current liabilities	592		1,734	547	1,857

Noncurrent liabilities
Financial payables	8	2.93	22	8	25

Total non current liabilities	8		22	8	25

Total liabilities	600		1,756	555	1,882

US$:	US dollars.

(1)	See Note 2.5.

(2)	See Note 4.

(3)	Amounts restated as described in Note 2.3.

16.5.	ADMINISTRATIVE EXPENSES FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001 (stated in millions of Argentine pesos, restated as described in Note 2.3.) (1)

	Administrative expenses
Account	2003	2002	2001
Fees for professional services	1	1	5
Maintenance and office rental	—	2	3
Other	1	1	1

Total	2	4	9

(1)	See Note 2.5.

INDEPENDENT PUBLIC ACCOUNTANT’S REPORT

To the Board of Directors of

Compañía Internacional de Telecomunicaciones S.A.

1.	We have audited the accompanying consolidated balance sheets of Compañía Internacional de Telecomunicaciones S.A. (the “Company”, an Argentine corporation) and its consolidated subsidiary Telefónica de Argentina S.A. (“Telefónica”) as of December 31, 2003 and 2002 and the consolidated statements of operations, changes in shareholders’ equity and cash flows for the fiscal year and the three-month fiscal year, respectively, then ended and for the fiscal year ended September 30, 2002, prepared in accordance with generally accepted accounting principles applicable to consolidated financial statements in Argentina approved by the Professional Council of Economic Sciences of the City of Buenos Aires (“CPCECABA”), except for the matter mentioned in paragraph 6 of this report as required by the Comisión Nacional de Valores (“CNV”) accounting rules.

2.	The Company’s consolidated financial statements for the fiscal year ended September 30, 2001, before their restatement in constant Argentine pesos of February 28, 2003 and the computation of retroactive reclassifications (see note 2.9 to the consolidated financial statements), which are presented for comparative purposes, were audited by other auditors who were members of an international firm that has ceased operations. Those auditors expressed an unqualified opinion in accordance with generally accepted auditing standards in the United States of America on such consolidated financial statements, as stated in their report dated November 16, 2001 (February 26, 2002 with respect to the matters discussed in note 22 to such financial statements). Those auditors also included explanatory paragraphs in their report for uncertainties related to the existence of substantial doubt about the Company’s and Telefónica’s ability to continue as a going concern, as well as a description of certain measures adopted by the Argentine Government in response to the Argentine economic crisis, the fact that the recoverability of the booked value of fixed assets of Telefónica’s telecommunication business as of September 30, 2001 depended on the outcome of the ongoing renegotiation of rates and that the effect of the devaluation of the Argentine Peso could cause the Company’s shareholders’ equity to become negative.

3.	The financial statements mentioned in paragraphs 1 and 2 are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements mentioned in paragraph 1, and on the adjustments referred to in paragraph 8, based on our audits.

4.	We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

5.	We did not audit the financial statements of Telefónica’s consolidated subsidiary, Telinver S.A., as of December 31, 2003 and 2002 used to prepare Telefónica’s consolidated financial statements as of such dates, which statements reflect a negative equity of $22 million (amount calculated considering the Company’s indirect ownership interest in such company) and net income of $7 million (amount calculated considering the Company’s indirect ownership interest in such company) as of and for the fiscal year ended December 31, 2003. Also, we did not audit the financial statements of Telinver S.A. as of September 30, 2002 used to prepare Telefónica’s consolidated financial statements as of such date. The financial statements of Telinver S.A. were audited by other auditors who issued their reports, which have been provided to us by the Company, dated January 30, 2004 and November 4, 2002 respectively, expressing an unqualified opinion according to generally accepted auditing standards in the United States of America. Those auditors also included an explanatory paragraph in their reports relating to an uncertainty for the existence of a substantial doubt about Telinver S.A.’s ability to continue as a going concern. Our opinion included in paragraph 7 of this report, insofar as it relates to the amounts included for Telinver S.A., is based on the reports of those auditors.

6.	As explained in note 2.2 to the accompanying consolidated financial statements, Decree No. 664/03 of the National Executive Power and General Resolution No. 441/03 of the CNV suspended the application of the method of inflation adjustment as from March 1, 2003. In accordance with generally accepted accounting principles in Argentina as promulgated by the CPCECABA, the requirement to restate financial statements to reflect the effects of inflation was in effect until September 30, 2003. In compliance with the provisions of Decree No. 664/03 of the National Executive Power and General Resolution No. 441/03 of the CNV, the consolidated financial statements of the Company and its subsidiary have been restated for inflation through February 2003. Had the financial statements been restated for inflation in accordance with generally accepted accounting principles in Argentina as promulgated by the CPCECABA, the Company’s shareholders’ equity and net income for the fiscal year ended December 31, 2003 would have amounted to approximately $720 million and $185 million, respectively. The consolidated financial statements for the three-month fiscal year ended December 31, 2002 and for the fiscal years ended September 30, 2002 and 2001, presented for comparative purposes, have been restated for inflation through February 2003.

7.	In our opinion, the consolidated financial statements mentioned in paragraph 1 present fairly, in all material respects, the consolidated financial position of the Company and its subsidiary as of December 31, 2003 and 2002, and the results of their operations and their cash flows for the fiscal years ended December 31, 2003, September 30, 2002 and the three-month fiscal year ended December 31, 2002 in conformity with professional generally accepted accounting principles in Argentina approved by the CPCECABA applicable to consolidated financial statements, except for the lack of restatement of the consolidated financial statements to reflect the effects of inflation until September 30, 2003 as described in paragraph 6 of this report.

8.	As discussed in paragraph 2 above, the Company’s consolidated financial statements for the fiscal year ended September 30, 2001 were audited by other auditors who were members of an international firm that has ceased operations. Note 2.4 to the consolidated financial statements describes the modifications introduced by new professional accounting principles in Argentina approved by the CPCECABA applicable to the Company. The consolidated financial statements for the fiscal year ended September 30, 2001 were restated by the Company to give effect to those modifications. We audited the adjustments described in note 2.4 that were applied to restate the Company’s consolidated financial statements as of September 30, 2001. In our opinion, such adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review or apply any procedures to such consolidated financial statements of the Company other than with respect to such adjustments and, accordingly, we do not express an opinion or any other form of assurance on the consolidated financial statements as of September 30, 2001, taken as a whole.

9.	In the accompanying consolidated financial statements, reference is made to the evaluations and estimates made by the Company’s Management as of the date of issuance of these consolidated financial statements, with regard to continuing measures implemented by the Argentine Government to deal with the economic crisis mentioned therein (see note 2 to the consolidated financial statements).

10.	The consolidated financial statements referred to in paragraph 1 have been prepared assuming that the Company and Telefónica will continue as a going concern. As discussed in note 11 to the consolidated financial statements, since the beginning of 2002, Telefónica has been unable to raise its regulated service rates and is in the process of negotiating increases in such rates with the Argentine Government. Telefónica’s Management has taken several initiatives, including some exceptional measures, to mitigate the current impact of this situation. However, the recoverability of the participation of the Company in the recorded amounts of fixed assets and minimum presumed income tax credit of Telefónica as of December 31, 2003 of $4,751 million and $55 million, respectively, both corresponding to the telecommunications business, and the booked amount of goodwill related to the Company’s investment in Telefónica as of December 31, 2003 of $323 million, may be affected by the final effect that the outcome of such renegotiation may have on Telefónica’s economic and financial equation, and consequently, on the Company’s equation (see notes 6, 2.5.g) and 2.5.m) to the consolidated financial statements). As discussed in note 7 to the consolidated financial statements, as of December 31, 2003 the Company’s consolidated current assets are lower than its consolidated current liabilities, which include a liability of $2,560 million owed to Telefónica Internacional, S.A. (“TISA”), a shareholder of the Company. The Company’s and Telefónica’s ability to meet their short-term debt obligations and continue their normal operations will depend on TISA’s continued refinancing of the loan granted to the mentioned companies, and on the obtaining of other financing from related or unrelated parties which, to date, is not available in sufficient amounts. The uncertainty described above raises substantial doubt about the ability of the Company and Telefónica to continue as a going concern. The consolidated financial statements do not include any adjustments or reclassifications that might result from the outcome of this uncertainty.

11.	CNV and professional accounting principles generally accepted in Argentina followed by the Company (see paragraph 1 of this report) applicable to consolidated financial statements vary in certain significant respects from generally accepted accounting principles in the United States of America. The application of the latter would have affected the determination of net income (loss) and the determination of shareholders’ equity and financial position to the extent summarized in Note 24.

Buenos Aires,
February 10, 2004
DELOITTE & Co. S.R.L.
C.P.C.E.C.A.B.A. Vol. 1—F° 3

ALBERTO LOPEZ CARNABUCCI
(Partner)
Certified Public Accountant—U.B.A.
C.P.C.E.C.A.B.A. Vol. 212—F° 200

COMPAÑIA INTERNACIONAL DE TELECOMUNICACIONES S.A.

Registered Address: Av. Ingeniero Huergo 723 – Ground floor, Buenos Aires (1)

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003 AND 2002

AND FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003,

THE THREE-MONTH FISCAL YEAR ENDED DECEMBER 31, 2002,

AND THE FISCAL YEARS ENDED SEPTEMBER 30, 2002 AND 2001 (2)

Principal Business: Direct or indirect participation in businesses related to the areas of telecommunications, media and energy.

Registration with the Public Registry of Commerce:

•	Of the articles of incorporation: October 4, 1990.

•	Of the last change to the bylaws: January 21, 2003 (2).

Registration number with the “Inspección General de Justicia” (“IGJ” the governmental regulatory agency of corporations): 1,528,250.

Duration of the corporation: through October 1, 2089.

Fiscal year-end: December 31 (2).

Capital structure: See Note 5.

(1)	Corresponding to the Company’s new corporate address, which was changed by the Board of Directors on April 7, 2003.

(2)	See Note 2.3.

MARIO EDUARDO VAZQUEZ Vicepresident

COMPAÑIA INTERNACIONAL DE TELECOMUNICACIONES S.A.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2003 AND 2002

Amounts stated in millions of Argentine pesos restated as described in Note 2.2.

(See Notes 2.3 and 2.4.)

	2003	2002
CURRENT ASSETS
Cash and banks (Note 3.1.a)	18	46
Investments (Notes 25.a) and b)	337	353
Trade receivables (Note 3.1.b)	249	315
Other receivables (Note 3.1.c)	127	194
Inventories (Note 3.1.d)	13	15
Other assets (Note 3.1.e)	3	3

Total current assets	747	926

NONCURRENT ASSETS
Trade receivables (Note 3.1.b)	12	5
Other receivables (Note 3.1.c)	117	113
Investments (Note 25.a)	17	18
Fixed assets (Note 25.c)	7,342	8,476
Intangible assets (Note 25.d)	82	87

Subtotal noncurrent assets	7,570	8,699

Goodwill on investment in Telefónica (Note 3.1.k)	323	346

Total noncurrent assets	7,893	9,045

Total assets	8,640	9,971

CURRENT LIABILITIES
Trade payables (Note 3.1.f)	418	416
Bank and other financial payables (Note 3.1.g)	3,283	3,687
Payroll and social security taxes payable (Note 3.1.h)	73	73
Taxes payable (Note 3.1.i)	80	96
Other payables (Note 3.1.j)	75	54
Reserves (Note 25.e)	4	3

Total current liabilities	3,933	4,329

NONCURRENT LIABILITIES
Trade payables (Note 3.1.f)	69	68
Bank and other financial payables (Note 3.1.g)	2,553	3,902
Payroll and social security taxes payable (Note 3.1.h)	19	28
Other payables (Note 3.1.j)	46	65
Reserves (Note 25.e)	219	160

Total noncurrent liabilities	2,906	4,223

Total liabilities	6,839	8,552
MINORITY INTEREST IN SUBSIDIARIES	978	849
SHAREHOLDERS’ EQUITY (per related statements)	823	570

Total liabilities, minority interest in subsidiaries and shareholders’ equity	8,640	9,971

The accompanying Notes 1 to 25 are an integral part of these financial statements.

MARIO EDUARDO VAZQUEZ Vicepresident

COMPAÑIA INTERNACIONAL DE TELECOMUNICACIONES S.A.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003, THE

THREE-MONTH FISCAL YEAR ENDED DECEMBER 31, 2002

AND THE FISCAL YEARS ENDED SEPTEMBER 30, 2002 AND 2001 (1)

Amounts stated in millions of Argentine pesos, except for per share amounts which are stated in Argentine pesos, restated as described in Note 2.2.

(See Note 2.4.)

	December 31,		September 30,
	2003	2002 (6)	2002	2001
NET REVENUES (2)	2,750	624	3,859	6,154
COST OF SERVICES PROVIDED (Note 3.1.l)	(1,992)	(501)	(2,504)	(3,121)

Gross profit	758	123	1,355	3,033
ADMINISTRATIVE EXPENSES (Note 25.h)	(353)	(101)	(492)	(629)
SELLING EXPENSES (Note 25.h)	(163)	(69)	(757)	(918)
DEPRECIATION OF GOODWILL ON INVESTMENT IN TELEFONICA (Note 3.1.k) (7)	(23)	(6)	(23)	(23)

Subtotal	219	(53)	83	1,463
(LOSS) GAIN INCOME ON EQUITY INVESTMENTS	(3)	1	(8)	(4)
HOLDING AND FINANCIAL INCOME (LOSS) ON ASSETS (3)
Exchange differences	(74)	(15)	109	(218)
Interest and financial charges	59	7	23	106
Allowance for impairment of Patriotic Bond (Note 25.e)	(60)	—	—	—
Inflation loss on monetary accounts	(3)	52	(864)	—
Other (Note 3.1.m)	4	1	(18)	6
HOLDING AND FINANCIAL INCOME (LOSS) ON LIABILITIES (4)
Exchange differences	992	618	(3,527)	24
Interest and financial charges	(645)	(192)	(526)	(433)
Inflation gain on monetary accounts	4	(16)	769	—
Other (Note 3.1.m)	(3)	(1)	(36)	(70)
UNUSUAL ITEMS (Note 25.h)	—	—	—	(15)
OTHER EXPENSES, NET (Note 3.1.n)	(71)	(51)	(154)	(249)

Income (loss) for the year from continuing operations before income tax and minority interest in subsidiaries	419	351	(4,149)	610
INCOME TAX (Note 2.5.m)	—	—	(120)	(282)
MINORITY INTEREST IN SUBSIDIARIES	(142)	(101)	1,314	(269)

Net income (loss) for the year from continuing operations	277	250	(2,955)	59
NET LOSS OF TELEFONICA’S SPUN-OFF BUSINESSES (Note 23.2.)	—	—	—	(15)

Net income (loss) for the year	277	250	(2,955)	44

Net earnings (loss) per common share for the year (5)	0.052	0.047	(0.557)	0.008

(1)	See Note 2.3.

(2)	See Note 2.5.o).

(3)	Mainly related to current investments, trade receivables, other receivables and inventories.

(4)	Mainly related to trade, bank and financial and other payables.

(5)	Basic and diluted. See Note 2.5.p).

(6)	Three-month fiscal year.

(7)	29 million and 6 million as of September 30, 2002 and 2001, respectively, were classified in “Cost of services provided – Depreciation of intangible assets”.

The accompanying Notes 1 to 25 are an integral part of these financial statements.

MARIO EDUARDO VAZQUEZ Vicepresident

COMPAÑIA INTERNACIONAL DE TELECOMUNICACIONES S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003 (a)

Amounts stated in millions of Argentine pesos restated as described in Note 2.2.

(See Note 2.4.)

	Shareholders’ contributions
	Common			Preferred			Subtotal
	Capital stock	Adjustment to capital stock	Premium on share issue	Capital stock	Adjustment to capital stock	Adjustment to redemption value
Description	Face value			Face value
Balances as of December 31, 2002	531	1,563	34	14	44	(19)	2,167
Adjustment to preferred stock’s redemption value (b)	—	(1)	—	—	—	1	—
Transition adjustment for change in accounting principles in Telefónica (c)	—	—	—	—	—	—	—
Net income for the fiscal year ended December 31, 2003	—	—	—	—	—	—	—

Balances as of December 31, 2003	531	1,562	34	14	44	(18)	2,167

	Retained earnings (losses)			Total
Description	Legal reserve	Reserve for future dividends	Unappropriated earnings (losses)
Balances as of December 31, 2002	226	838	(2,661)	570
Adjustment to preferred stock’s redemption value (b)	—	—	—	—
Transition adjustment for change in accounting principles in Telefónica (c)	—	—	(24)	(24)
Net income for the fiscal year ended December 31, 2003	—	—	277	277

Balances as of December 31, 2003	226	838	(2,408)	823

(a)	See Note 2.3.

(b)	See Note 4.

(c)	See Note 2.4.a)2.

The accompanying Notes 1 to 25 are an integral part of these financial statements.

MARIO EDUARDO VAZQUEZ
Vicepresident

COMPAÑIA INTERNACIONAL DE TELECOMUNICACIONES S.A.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE THREE-MONTH FISCAL YEAR ENDED DECEMBER 31, 2002 (a)

Amounts stated in millions of Argentine pesos restated as described in Note 2.2.

(See Note 2.4.)

	Shareholders’ contributions
	Common			Preferred			Subtotal
	Capital stock	Adjustment to capital stock	Premium on share issue	Capital stock	Adjustment to capital stock	Adjustment to redemption value
Description	Face value			Face value
Balances as of September 30, 2002	531	1,564	34	14	44	(20)	2,167
Adjustment to preferred stock’s redemption value (b)	—	(1)	—	—	—	1	—
Net income for the three-month fiscal year ended December 31, 2002	—	—	—	—	—	—	—

Balances as of December 31, 2002	531	1,563	34	14	44	(19)	2,167

	Retained earnings (losses)			Total
Description	Legal reserve	Reserve for future dividends	Unappropriated earnings (losses)
Balances as of September 30, 2002	226	838	(2,911)	320
Adjustment to preferred stock’s redemption value (b)	—	—	—	—
Net income for the three-month fiscal year ended December 31, 2002	—	—	250	250

Balances as of December 31, 2002	226	838	(2,661)	570

(a)	See Note 2.3.

(b)	See Note 4.

(c)	See Note 2.4.a)2.

The accompanying Notes 1 to 25 are an integral part of these financial statements.

MARIO EDUARDO VAZQUEZ
Vicepresident

COMPAÑIA INTERNACIONAL DE TELECOMUNICACIONES S.A.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2002 (a)

Amounts stated in millions of Argentine pesos restated as described in Note 2.2.

(See Note 2.4.)

	Shareholders’ contributions
	Common			Preferred			Subtotal
	Capital stock	Adjustment to capital stock	Premium on share issue	Capital stock	Adjustment to capital stock	Adjustment to redemption value
Description	Face value			Face value
Balances as of September 30, 2001	531	1,542	34	14	44	2	2,167
Adjustment to preferred stock’s redemption value (b)	—	22	—	—	—	(22)	—
Net loss for the fiscal year ended September 30, 2002	—	—	—	—	—	—	—

Balances as of September 30, 2002	531	1,564	34	14	44	(20)	2,167

	Retained earnings (losses)			Total
	Legal Reserve	Reserve for future dividends	Unappropriated earnings (losses)
Description
Balances as of September 30, 2001	226	838	44	3,275
Adjustment to preferred stock’s redemption value (b)	—	—	—	—
Net loss for fiscal year ended September 30, 2002	—	—	(2,955)	(2,955)

Balances as of September 30, 2002	226	838	(2,911)	320

(a)	See Note 2.3.

(b)	See Note 4.

The accompanying Notes 1 to 25 are an integral part of these financial statements.

MARIO EDUARDO VAZQUEZ
Vicepresident

COMPAÑIA INTERNACIONAL DE TELECOMUNICACIONES S.A.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2001 (a)

Amounts stated in millions of Argentine pesos restated as described in Note 2.2.

(See Note 2.4.)

Shareholders’ contributions
	Common			Preferred			Subtotal
	Capital stock	Adjustment to capital stock	Premium on share issue	Capital stock	Adjustment to capital stock	Adjustment to redemption value
Description	Face value			Face value
Balances as of September 30, 2000 (b)	531	1,542	34	17	53	2	2,179
Resolutions approved by the Regular Shareholders’ Meeting of December 18, 2000:
- Legal Reserve	—	—	—	—	—	—	—
- Reserve for future dividends	—	—	—	—	—	—	—
Resolutions approved by the Special Shareholders’ Meeting of April 30, 2001:
- Redemption of preferred stock	—	—	—	(3)	(9)	—	(12)
- Cash dividend, Class A preferred shares	—	—	—	—	—	—	—
- Cash dividend, Class B preferred shares	—	—	—	—	—	—	—
Effect of Telefónica’s spun-off businesses	—	—	—	—	—	—	—
Net income for the year ended September 30, 2001	—	—	—	—	—	—	—

Balances as of September 30, 2001	531	1,542	34	14	44	2	2,167

	Retained earnings (losses)			Total
Description	Legal reserve	Reserve for future dividends	Unappropriated earnings (losses)
Balances as of September 30, 2000 (b)	210	561	309	3,259
Resolutions approved by the Regular Shareholders’ Meeting of December 18, 2000:
- Legal Reserve	16	—	(16)	—
- Reserve for future dividends	—	283	(283)	—
Resolutions approved by the Special Shareholders’ Meeting of April 30, 2001:
- Redemption of preferred stock	—	—	—	(12)
- Cash dividend, Class A preferred shares	—	(1)	—	(1)
- Cash dividend, Class B preferred shares	—	(5)	—	(5)
Effect of Telefónica’s spun-off businesses	—	—	(10)	(10)
Net income for the year ended September 30, 2001	—	—	44	44

Balances as of September 30, 2001	226	838	44	3,275

(a)	See Note 2.3.

(b)	As modified due to the New accounting principles. See Note 2.4.

The accompanying Notes 1 to 25 are an integral part of these financial statements.

MARIO EDUARDO VAZQUEZ
Vicepresident

COMPAÑIA INTERNACIONAL DE TELECOMUNICACIONES S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS (1)

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003, THE THREE-MONTH

FISCAL YEAR ENDED DECEMBER 31, 2002 (2)

AND FOR THE FISCAL YEARS ENDED SEPTEMBER 30, 2002 AND 2001

Amounts stated in millions of Argentine pesos restated as described in Note 2.2.

(See Note 2.4.)

	December 31,		September 30,
	2003	2002	2002	2001
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents at end of year	355	399	353	71
Cash and cash equivalents at beginning of year	399	353	71	887

(Decrease) Increase in cash and cash equivalents	(44)	46	282	(816)

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
Cash flows from operating activities:
Net income (loss) for the year	277	250	(2,955)	44
Net loss of Telefónica’s spun off businesses	—	—	—	15
Adjustments to reconcile net income (loss) for the year to net cash provided by continuing operating activities:
Income tax	—	—	120	282
Financial expenses (3) (4)	(442)	(624)	3,286	170
Fixed assets depreciation	1,285	314	1,403	1,347
Material consumption	35	10	65	64
Net book value of fixed assets retired	—	2	4	24
Net book value of intangible assets retired	—	—	8	—
Depreciation of intangible assets	24	4	40	24
Depreciation of goodwill on investment in Telefónica	23	6	23	23
Cost of goods sold	46	29	23	173
Holding gains in financial instruments	(27)	—	—	—
Increase in allowances and accruals (5)	189	58	542	455
Loss / (Income) on equity investments	3	(1)	8	4
Holding (gain) losses on inventories	—	(1)	10	—
Minority interest in subsidiaries	142	101	(1,314)	269
Payment of dividends to minority shareholders	—	—	(116)	(162)
Impairment in value of inventories	—	—	—	24
Changes in assets and liabilities:
Trade receivables	4	141	55	(310)
Other receivables	1	79	(57)	(205)
Inventories	(44)	1	(24)	(176)
Trade payables	(26)	(45)	(110)	(207)
Payroll and social security taxes payable	(8)	(9)	6	(84)
Taxes payable	46	(76)	(131)	17
Other payables	5	(8)	(14)	8
Reserves (5)	(2)	—	—	—
Collected interests	29	20	28	79
Payment of income tax and minimum presumed income	(75)	—	(38)	(403)

Total cash flows from continuing operating activities	1,485	251	862	1,475

Cash flows used in continuing investing activities:
Purchases of fixed assets (7) (8)	(141)	(36)	(308)	(850)
Financial Trust	(2)	—	—	—
Increase on equity investments	—	—	—	(11)
Increase in other noncurrent investments	—	—	—	(65)

Total cash flows used in continuing investing activities	(143)	(36)	(308)	(926)

Cash flows (used in) provided by continuing financing activities:
Increase in bank and other financial payables	131	33	301	3,613
Payment of bank and other financial payables	(954)	—	(267)	(4,380)
Interest paid	(547)	(194)	(301)	(584)
Increase in intangible assets (6)	(16)	(8)	(5)	(13)
Redemption of preferred stock	—	—	—	(12)
Payment of cash dividends	—	—	—	(6)

Total cash flows used in continuing financing activities	(1,386)	(169)	(272)	(1,382)

Spun off assets	—	—	—	(145)
Cash flows provided by Telefónica’s spun-off businesses	—	—	—	162

Total (decrease) increase in cash and cash equivalents	(44)	46	282	(816)

(1)	Cash and cash equivalents (current investments) with maturity not exceeding three months are considered to be cash and cash equivalents which totaled: (i) 18 million and 337 million, respectively, as of December 31, 2003 and (ii) 46 million and 353 million, respectively, as of December 31, 2002 (cash at beginning of year).

(2)	See Note 2.3.

(3)	In December 2003 and December and September 2002, net of (46) million, 18 million and 33 million corresponding to the exchange difference net of monetary gain (loss) originated by cash and cash equivalents in foreign currency as of the end of the fiscal year, respectively.

(4)	In December 2002 and September 2002, net of 3 million and 54 million, respectively, corresponding to monetary loss originated in local currency cash and cash equivalents.

(5)	Does not include charges in deferred tax assets allowance.

(6)	In December 2003 and December and September 2002, net of 3 million, 1 million and 11 million, respectively, financed by trade payables.

(7)	In September 2002, net of 29 million of capitalized exchange differences.

(8)	In December 2003 and September 2002 and 2001, net of 45 million, 15 million and 40 million, respectively, financed by trade payables.

The accompanying Notes 1 to 25 are an integral part of these financial statements.

MARIO EDUARDO VAZQUEZ Vicepresident

COMPAÑIA INTERNACIONAL DE TELECOMUNICACIONES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2003 AND 2002 AND FOR THE FISCAL YEAR ENDED

DECEMBER 31, 2003, THE THREE-MONTH FISCAL YEAR ENDED DECEMBER 31, 2002,

AND THE FISCAL YEARS ENDED SEPTEMBER 30, 2002 AND 2001 (See Note 2.3.)

Amounts stated in Argentine pesos (except where expressly indicated that figures are stated in some other currency) restated as described in Note 2.2.

1.	CORPORATE OBJECTIVE

Compañía Internacional de Telecomunicaciones S.A. (“Cointel” or “the Company”, indistinctly) controls Telefónica de Argentina S.A. (“Telefónica”) which has a license for an unlimited period of time to provide Basic Telephone Services to the Southern Region of Argentina. The license, as granted, was exclusive through November 8, 1997, with the possibility of a three-year extension. On March, 1998 the National Executive Power has issued Decree No. 264/98 which generally extended the period of exclusivity with respect to the provision of Basic Telephone Services until late 1999 and over time opening the telecommunications sector in Argentina to increased competition. In this context, the Secretary of Communications (“SC”) issued Resolution No. 1,686/99, which provided that the transition period to competition in telecommunications ended on October 10, 1999. In this respect, on March 31, 1999, Telefónica signed a contract with the SC whereby Telefónica was granted a license for an unlimited period of time to provide local, domestic and international long-distance telephone services and telex services in the Northern Region of Argentina. Telefónica’s obligations under this license, mainly relate to service quality and coverage of the areas to be serviced. Additionally, on June 9, 2000 the National Executive Power issued Decree No. 465/00, which provides for the total deregulation of the telecommunication market since November 9, 2000. On September 3, 2000, the National Executive Power issued Decree No. 764/2000 which, in the context of such deregulation approved the Rules for Licenses for Telecommunication Services, the Rules for Interconnection, the Rules for Universal Service and the Rules for the Management and Control of Radioelectric Spectrum. (See Notes 6. and 11.).

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

Telefónica, S.A. (“TESA”), formerly known as Telefónica de España S.A., a Spanish company, indirectly controlling the Company, has carried out a plan to make a global reorganization of its group operations by line of business. As a result of such reorganization, Telefónica and, consequently, the Company, no longer hold an interest in certain companies indirectly controlled by them. See Note 23.

2.	SIGNIFICANT ACCOUNTING POLICIES

2.1.	Consolidated financial statements

Following the procedure established by Technical Resolution (“RT”) No. 19 of the Governance Board of the Argentine Federation of Professional Councils in Economic Sciences (“FACPCE”) (see Note 2.4.), and the applicable standards of the National Securities Commission (Comisión Nacional de Valores or “CNV”), the Company has consolidated, line by line, its balance sheet as of December 31, 2003 and its statements of operations and cash flows for the fiscal year ended on such date, with the consolidated balance sheet, statements of operations and cash flows included in the consolidated financial statements of Telefónica and its subsidiary Telinver S.A. (“Telinver”) as of and for the fiscal year ended December 31, 2003, prepared in accordance with accounting principles consistent to those used by the Company, with regard to material balances and transactions, companies in which Cointel holds sufficient votes to determine the corporate will whether directly or indirectly.

As required by the Securities and Exchange Commission of the United States of America (“SEC”), the consolidated financial statements include as comparative information the consolidated balance sheet as of December 31, 2002 and the statements of operations, changes in shareholders’ equity and cash flows for the three-month fiscal year then ended and for the fiscal years ended September 30, 2002, and 2001.

For the presentation of comparative consolidated information as of December 31, 2002 the Company has consolidated, line by line, its balance sheet as of such date with the consolidated balance sheet included in the consolidated financial statements of Telefónica and its subsidiary Telinver S.A. (“Telinver”) as of December 31, 2002, after computing the effects of the new accounting principles (see Note 2.4.), and prepared in accordance with accounting principles consistent to those used by the Company, companies in which Cointel holds sufficient votes to determine the corporate will whether directly or indirectly. Moreover, due to the Company’s fiscal year-end date change (see Note 2.3.) the Company has consolidated, line by line, its statements of operations and cash flows for the three-month fiscal year ended December 31, 2002 by subtracting from the amounts corresponding to the consolidated statements of operations and cash flows included in the consolidated financial statements of Telefónica for the fiscal year ended December 31, 2002, the amounts corresponding to the consolidated statements of operations and cash flows included in the consolidated financial statements of Telefónica and Telinver for the nine-month period ended September 30, 2002 after computing the effects of the new accounting principles (see Note 2.4.). Moreover, due to Telefónica’s fiscal year-end date change (see Note 2.7.) the Company has consolidated, line by line, its statements of operations and cash flows for the year ended September 30, 2002 using the consolidated statements of operations and cash flows included in the consolidated financial statements of Telefónica for the three-month fiscal year ended December 31, 2001, plus the consolidated statements of operations and cash flows included in the consolidated financial statements of Telefónica for the nine-month period ended September 30, 2002, after computing the effects of the new accounting principles (see Note 2.4.).

The same disclosure criteria have been used in the preparation of supplementary information that disaggregates the data contained in the financial statements mentioned above.

The comparative information described above has been restated as explained in Note 2.2.

In accordance with generally accepted accounting principles in Argentina and current Argentine legislation, the presentation of the parent company’s unconsolidated financial statements is required. Consolidated financial statements are to be included as supplementary information to the unconsolidated financial statements. For the purpose of these financial statements, unconsolidated financial statements have been omitted since they are not required for SEC reporting purposes.

In addition, new accounting standards in Argentina (see Note 2.4.) require supplementally financial statements to be provided in investments in which there is joint control are consolidated by application of the proportional consolidation method. However, given that the assets, liabilities and operations of E-Commerce Latina S.A. (“ECL”, related company) are not significant, Telefónica has decided not to include financial statements consolidated with that company as supplementary information. In Management’s opinion, the non presentation of the Company and Telefónica’s financial statements consolidated with ECL’s financial statements as of December 31, 2003 and 2002 and for the fiscal year ended December 31, 2003, the three-month fiscal year ended December 31, 2002 and the fiscal years ended September 30, 2002 and 2001, does not constitute a material omission considering the Company’s financial statements taken as a whole.

As of December 31, 2003, the Company’s controlling interest in its subsidiaries is as follows:

Company	Business	Capital stock (1)		% of capital stock and % of votes		Shareholding
Telefónica	Telecommunications services	1,746,052,429	(2)	64.83	(4)	Direct
Telinver	Commercial, investment and telecommunications services, among others	49,623,217		64.83	(3)	Indirect

(1)	Total face value, in Argentine pesos.

(2)	Includes 2,355 treasury shares. See Note 23.

(3)	Telefónica’s interest in Telinver amounts to 99.99%.

(4)	See Note 23.

2.2.	Presentation of financial statements in constant Argentine pesos

Until March 31, 2002, the Company’s financial statements have been prepared recognizing the effects of changes in the purchasing power of money only through August 31, 1995, (maintaining the restatements recorded until that date), by the restatement of amounts to constant pesos, by means of the application of the restatement method in constant currency as set forth by the FACPCE in effect as of that date. Effective September 1, 1995, for Generally Accepted Accounting Principles in Argentina (“Argentine GAAP”) purposes, and considering the then current economic stability conditions and according to the requirements of General Resolution No. 272 of the CNV, the Company discontinued the application of the restatement method. This accounting criteria was applied under Argentine GAAP until December 31, 2001.

As a result of the new inflationary conditions and the changes to the Argentine economic model resulting from the enactment of the Public Emergency and Exchange System Reform Law, which are described in detail in Note 20., on March 6, 2002, the Professional Council of Economic Sciences of the City of Buenos Aires (“CPCECABA”) approved the reinstatement of inflation accounting in financial statements for fiscal years or interim periods ended on or after March 31, 2002, in accordance with Argentine professional accounting principles, and provided that all recorded amounts restated by changes in the general purchasing power until the suspension of such adjustments and any other amounts originated in transactions during the stability period are to be considered stated in currency of December 2001.

On July 16, 2002, the National Executive Power issued Decree No. 1,269/02 repealed Decree No.316/95, instructed the CNV, among others, to issue the necessary regulations concerning the preparation of financial statements restated to include the effects of inflation. On July 25, 2002, under Resolution No. 415/02, the CNV reinstated the requirement to file financial statements adjusted for inflation. However, on March 25, 2003, the National Executive Power issued Decree No. 664/03 repealing the provisions related to the inflation adjustment established by Decree No. 1,269/02 and ordering the CNV, among others, to issue any applicable regulations to ensure that no balance sheets or financial statements in constant currency are accepted. Therefore, on April 8, 2003, Resolution No.441/03 of the CNV sets forth that as from March 1, 2003, the restatement of financial statements in constant currency should be discontinued.

In accordance with the above, the financial statements of the Company as of December 31, 2003 have been prepared recognizing the effects of variations in the purchasing power of the Argentine peso until February 28, 2003 (restated according to the changes in the Argentine wholesale price index published by the Argentine Institute of Statistics and Census (“INDEC”)) in compliance with the regulations issued by the National Executive Power and the CNV.

In addition, the financial statements as of December 31, 2002 and for the three-month fiscal year ended on such date and the fiscal years ended September 30, 2002 and 2001, presented for comparative purposes as described in Note 2.1., arise from the amounts included in the financial statements as of December 31, 2002 filed with the SEC, restated in constant Argentine pesos of February 28, 2003.

On December 2, 2003, under Resolution CD No. 190/03, the CPCECABA discontinued the application of the restatement for inflation into constant Argentine pesos as set forth in RT No. 6 as from October 1, 2003, based on the fact that conditions for the restatement for inflation had continued in force through until September 30, 2003. The variation in the index applicable to the restatement of financial statements, the wholesale price index, was an increase of 118.2% for the period January through December 2002, 0.7% for the period January through February 2003. The decline in the index of 2.1% for the period March 2003 through September 2003 has not been reflected in the Company’s consolidated financial statements. A summary condensed consolidated balance sheet and net income for the fiscal year ended December 31, 2003 as if the referred resolution would have been applied for the preparation of the financial statements to include the variation in the wholesale price index for the period March through September 2003 is supplementally provided as follows:

Balance Sheet:
Current assets	747
Noncurrent assets	7,735

Total assets	8,482

Current liabilities	3,933
Noncurrent liabilities	2,905

Total liabilities	6,838

Minority interest in subsidiaries	924

Shareholders’ Equity:
Capital Stock, Reserves and Unappropriated losses of prior years	535
Net income (1)	185

Total Shareholders’ Equity	720

(1)	The effect on net income arising from applying the resolution above mentioned was mainly generated by the financial results.

In addition, balances as of and for the three-month fiscal year ended December 31, 2002, and for the fiscal years ended September 30, 2002 and 2001 presented for comparative purposes (see Note 2.3.) would have been restated to recognize the effects of the changes in the purchasing power of money for the period March through September 2003.

2.3.	Fiscal year-end change and comparative financial statements

On November 11, 2002, the Company’s Ordinary and Special Shareholders’ Meeting, approved the amendment of the fiscal year section of the Articles of Incorporation. This amendment consisted of changing the Company’s fiscal year-end from September 30 to December 31 of each year. On December 12, 2002, the CNV approved such fiscal year-end change and on January 21, 2003 this amendment was registered with the Public Registry of Commerce. Consequently, these financial statements correspond to the fiscal year ended December 31, 2003 and comparative information corresponding to the statements of operations, changes in shareholders’ equity and cash flows for the three-month fiscal year ended December 31, 2002 and the fiscal years ended September 30, 2002 and 2001 (See Note 2.1.).

2.4.	Accounting principles applied

The Governing Board of the FACPCE approved RTs No. 16, 17, 18, 19 and 20, introducing changes in professional accounting principles related to valuation and disclosure. These resolutions were approved with certain amendments by CPCECABA. The provisions contained in these resolutions are applicable to the Company for fiscal years beginning on or after October 1, 2002, except for RT No. 20 which is applicable for fiscal years beginning on or after January 1, 2003. On January 14, 2003, the CNV approved, through Resolution No. 434/03, with certain amendments, the above RTs to become effective for the fiscal years beginning on January 1, 2003 permitting their early adoption.

On June 13, 2003, in order to comply with the filing of its 2002 form 20-F with the SEC, the Company issued its financial statements as of December 31, 2002 and 2001 and for the three-month fiscal year/period then ended and for the fiscal years ended September 30, 2002, 2001 and 2000, giving effect to the new accounting principles mentioned above applicable to the Company.

The Company’s financial statements have been prepared in accordance with the accounting principles approved by CPCECABA, except for the matter mentioned in Note 2.3. as required by the CNV. See Note 2.2.

For purposes of segment reporting required by RT No. 18, the Company has identified that its most significant activity derives from its ownership interest in Telefónica. Additionally, Telefónica’s business segment information is disclosed in Note 16.

On February 5, 2003, the FACPCE approved RT No. 21, which replaces RTs No. 4 and 5, and indicates the information to be disclosed in the financial statements with respect to related parties. On February 19, 2003, Resolution MD No. 5/2003 of CPCECABA approved RT No. 21 with some amendments. RT No. 21, is in force for the fiscal years beginning on or after April 1, 2003. However, it can be early adopted. As of the date of issuance of these financial statements, the approval of the above mentioned RT is pending by the CNV.

The application of the new standards in accordance with Resolution No. 434/03 of the CNV gave rise to changes in valuation and presentation criteria detailed below, which have been recorded by the Company as explained above, its controlled companies and related company:

a)	Changes in valuation criteria

1.	Accounting measurement of certain receivables and payables at their discounted value

RT No. 17 establishes that certain assets and liabilities are to be measured in currency based on the calculation of their discounted value using the rate applicable at the time of initial measurement, unless the Company intends, and it is feasible to, dispose of its assets or advance settlement of its liabilities. The cumulative effect of the application of this new principle on shareholders’ equity at the beginning of the three-month fiscal year ended December 31, 2002 and its effect on the comparative information has not been significant.

2.	Derivative financial instruments

RT No. 20 sets forth the specific valuation and disclosure criteria to be applied to derivative financial instruments and hedging transactions. According to this standard, hedging instruments must be disclosed in the financial statements as either assets or liabilities at their fair value as of the date of the measurement. Should the financial instrument be intended to cover cash flow risks, the variation in fair value must be charged, according to the amendment introduced by the CPCECABA, to a specific account “Temporary differences in the measurement of derivative instruments intended as effective coverage” in the balance sheet and subsequently charged to the statement of operations for the year once the assets or liabilities covered have an impact on the income/loss for such year. If, instead, the financial instrument were to protect against the risk of changes in fair value, any variation in fair value must be directly charged to the statement of operations for the year. In both cases, the non-effective coverage portion of derivative instruments must be directly charged to the statement of operations for the period at the time such condition is known. The transition rule for the initial application sets forth that the difference between the previous measurement and that resulting from this new rule to determine the valuation of the instruments not designated as for hedging purposes, as well as those with no effective hedging coverage as defined in the standard, should be charged to the balance of “Unappropriated retained earnings/losses” at the beginning of the fiscal year in which this standard applies for the first time. Comparative figures have not been restated as required by the transition rule that establishes not to correct accounting balances of the previous years in the first year of application.

3.	Deferred tax

Until the above-mentioned rules changes, the Company determined its income tax expenses, in the event there was taxable income, as permitted, by applying the current 35% tax rate on the taxable income as of year-end without considering the effect of temporary differences between book and taxable income.

RT No. 17 sets forth that income tax amounts should be booked by application of the deferred tax method, recognizing the effects of temporary differences. (See Note 2.5.m).

b)	Changes in presentation criteria

1.	Preferred capital stock

As of the issuance date of the Company’s preferred stock, there were no specific accounting principles regarding the accounting for redeemable preferred stock. Therefore, the Company decided to present such preferred stock in its statement of changes in shareholders’ equity at their nominal value adjusted to their redemption value in accordance with their issuance conditions (see Note 4.).

RT No. 17 sets forth as a specific rule that redeemable preferred stock are classified as liabilities when their issuance conditions, directly or indirectly, require that the issuer redeems them for a determined or determinable amount, on a fixed or determinable date.

Based on the issuance conditions of the Company’s preferred stock and on their current status, the Company has concluded that its preferred capital stock has not met the conditions mentioned above. Accordingly, the Company has continued to classify the preferred stock as a component of shareholders’ equity.

2.	Goodwill on investment in Telefónica

In accordance with RT No. 19, as of December 31, 2003 and 2002, the Company has reclassified the goodwill on its investment in Telefónica as a separate line in the consolidated balance sheets segregated from the caption “Intangible assets”. The corresponding depreciation for the fiscal year ended December 31, 2003, the three-month fiscal year ended December 31, 2002 and the fiscal years ended September 30, 2002 and 2001 is disclosed in the consolidated statements of operations as of such dates under the caption “Depreciation of goodwill on investment in Telefónica”.

The adjustments computed in the financial statements for the application of the new accounting principles effective in Argentina since the year ended December 31, 2002, which relate to the application of the deferred income tax method and related effects in the spun-off business and minority interest are as follows:

Consolidated Statement of operations:

	September 30, 2002	September 30, 2001
Income tax	(54)	91
Minority interest	(34)	(27)
Income of spun-off businesses	—	30

Net income of the year	(88)	94

Disclosure of the depreciation of Goodwill on investments (1)	(23)	(23)

(1)	Included previously in the line “Administrative expenses”.

Shareholders’ equity:

Increase / (decrease)	September 30, 2002	September 30, 2001
Balance at the beginning of the year	88	9
Effect of Telefónica’s spun-off businesses	—	(15)
Net income of the year	(88)	94

Total	—	88

2.5.	Valuation methods

The Company applied the valuation criteria established by the professional accounting principles applicable to the Company and approved by the CPCECABA, except for the matter described in Note 2.4. and CNV regulations which, in their application to the transactions and the balances included in these financial statements, and except for the matter mentioned in Note 2.2., do not differ significantly from the valuation criteria established by CNV regulations.

The preparation of financial statements in conformity with generally accepted accounting principles in Argentina requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during each fiscal year.

The financial statements reflect the effects of economic and foreign exchange regulations that were known as of the date of issuance of the financial statements. All estimates of the Company’s and Telefónica’s Management have been made accordingly (among others, see Notes 2.5.g), 2.5.i), 2.5.m), 4., 7., 11., 14. and 20. for material estimates concerning the effects of the economic crisis in Argentina and related economic and regulatory government actions). The effects of any additional actions that the Argentine government may undertake in the future will be reported in the financial statements as the Company’s and Telefónica’s Management become aware of them (see Note 20.).

Final results may differ from those estimated by the Company’s and Telefónica’s Management. Accordingly, the decisions that are to be made in reliance on these financial statements should consider the future development of such governmental action, and the Company’s financial statements should be read in light of these circumstances.

The principal valuation methods used in the preparation of the consolidated financial statements are as follows:

a)	Cash and banks:

•	Amounts in Argentine Pesos: stated at nominal value, including financial income/expense accrued through the end of each fiscal year, if applicable.

•	Amounts in foreign currency: stated at the exchange rate applicable to its settlement in effect at the end of each fiscal year, according to the intended use by the Company, including accrued financial income/expense, if applicable.

b)	Current investments:

•	Investments in foreign Government bonds: valued at their listed value translated on the basis of the exchange rate prevailing at closing of the year.

•	Investments in mutual funds: measured at their net realizable value at the end of the year.

c)	Receivables and payables (except bank and other financial payables):

•	Receivables and payables in local currency: at nominal value, plus the financial results accrued as of the end of each year, if any, which is not significantly different from the accounting measurement obtained by calculating the discounted value of the cash flows that would be derived from such assets and liabilities. In accordance with RT No. 17, and as long as Law No. 25,561 (Public Emergency and Exchange Regime Reform Law) is still in force, the interpretation of the CPCECABA has been that the discount rate to be used would be such as stated in the transaction, and in the absence of such rate or a representative rate for the transaction, the interest rate quoted by Banco de la Nación Argentina for savings accounts will be taken into account. As of December 31, 2003 and 2002, this rate stood at approximately 1% nominal per annum.

•	Receivables and payables in foreign currency: valued at the exchange rates applicable to their settlement prevailing as of the end of each year, in accordance with the uses intended by the Company, plus the financial results accrued as of those dates, which do not differ significantly from the measurement of the discounted value based on the rate of the transaction.

•	Trade receivables include services provided and settlements with foreign correspondents, both billed and services and settlements accrued but unbilled as of the end of each year, the latter being determined based upon information about actual consumption, subsequent billings and estimates using historical data.

Trade receivables are disclosed net of the allowance for doubtful accounts, which has been assessed based on historical data and the estimated trend of collections. Telefónica includes as a receivable the portion accrued as of each year -end of the surcharge for late payment included in the invoices for payments until the “second due-date” of the invoice. For amounts that are past-due beyond the second due-date provided in the original invoice, the interest for late payment is recorded in the cases in which Telefónica estimates that it is likely that it will be recovered.

•	Prepaid services include payments made to IBM Argentina S.A. (“IBM”) in excess of the portion of the contract’s total cost expensed through each year -end for the basic services received. Such amount is disclosed net of the deferred gain from the sale of the assets transferred to IBM, which is recognized as income on a straight-line basis over the term of the contract. Likewise, annual increases in service costs, as agreed upon between the parties (See Note 10.1.), are accrued and recorded in the statement of operations by Telefónica during the fiscal year in which such increases occur.

•	“Patriotic Bond”: in 2002, this bond was accounted for at face value in foreign currency, stated at the exchange rate applicable to its settlement prevailing as of the end of the year, in accordance with the uses intended by Telefónica plus the financial income accrued until that date, which did not differ significantly from the measurement at the discounted value based on the rate of the instrument. In 2003, the bond was valued at its estimated recoverable value and Telefónica charged to income an allowance for impairment as a result of the Argentine Government’s decision to suspend the tender system for offsetting purposes against taxes and to include that bond on the list of eligible bonds for sovereign debt restructuring. In determining the amount of the allowance, Telefónica considered the fair values of comparable bonds (see Note 14.1).

•	Tax credit certificates (“TCC”): were accounted for at face value in U.S. dollars pesified at the rate of $1.4=US$1, plus the benchmark stabilization coefficient (“CER”) and the financial income accrued until the end of each year, which do not differe from the measurement at the discounted value based on the rate of the instrument. Telefónica intends to hold the tax credit certificates until the related maturity date and apply them against future taxes (see Note 14.2.).

•	Universal Service contribution (see Note 13.): Telefónica calculates the charge for the Universal Service contribution, consisting of 1% of revenues from telecommunications services, net of automatic deductions (deductions not requiring regulatory approval) provided by the related Regulation and in accordance with Telefónica’s estimates of the amounts payable within each year, since the detailed rules of calculation and payment of this tax are still pending. If this calculation results in a balance payable to the Universal Service fund, such net amount is booked as liability. On the other hand, all deductions and subsidies that must first be approved by the regulatory entity will be booked by Telefónica as receivable in each year in which its reimbursement is approved by such entity.

d)	Inventories:

Raw materials related to paper for printing directories have been accounted for at replacement cost, which does not exceed their estimated realizable value.

Cost related to directories in edition process has been accounted for at their production cost adjusted for inflation (see Note 2.2.). This amount does not significantly differ from reproduction cost and does not exceed its estimated realizable value.

Equipment and supplies for sale (including telephone accessories and prepaid cards) have been accounted for at the replacement cost up to the limit of their estimated realizable value.

Inventories are accounted for net of the allowance for impairment in value and slow turnover, determined based on inventory recoverability analysis at the end of each year.

e)	Other assets:

Other assets include buildings no longer used in Telefónica’s operations and intended for sale. The carrying book value has been recorded based on its estimated realizable value.

f)	Noncurrent investments:

•	Telefónica’s 50% interest in ECL as of December 31, 2003 and 2002 was accounted for by the equity method based on the financial statements as of such dates, prepared in accordance with accounting principles consistent with those used by the Company.

•	Other investments are:

•	Telefónica’s interest in Intelsat Ltd. (formerly known as International Telecommunications Satellite Organization (“Intelsat”)) and its interest in New Skies Satellites N.V. as of December 31, 2003 and 2002. They have been accounted for at the U.S. dollar amount of paid-in capital, stated at the exchange rate applicable to its settlement in effect at the end of each year, up to the limit of its interest valued by the equity method, determined on the basis of the latest available financial information (see Note 18.). As a result of the registration of Intelsat as a commercial entity, the requirement that Telefónica may not sell its interest in Intelsat without the prior consent of the regulatory authorities was eliminated.

•	Listed shares of Telefónica: relates to Class “B” Telefónica shares sold by the Company under repurchase agreements executed with Merrill Lynch International (“ML”). Until June 30, 2001 they were stated at their market value net of estimated selling expenses since the Board of Directors decided the free disposition of these shares. As from September 30, 2001, and according to the termination of the above mentioned agreement, the Company’s Management ceased to consider such shares as freely available and consequently, such shares (representing approximately 2.3% of the Company’s equity interest in Telefónica) were considered in the consolidation process with Telefónica’s financial statements.

•	Financial trust: corresponds to the value of the certificates of participation subscribed by the Company in the financial trust called “Proyecto de Inversión y Desarrollo: Complejo Industrial Nacional de las Telecomunicaciones 2003” (see Note 21.). Such certificates were valued at the subscription value paid by the Company, given that the trust was set up on September 25, 2003 and they were still not listed as of December 31, 2003. The certificates are expected to be recovered over a term in excess of one year.

g)	Fixed assets:

Fixed assets received from Empresa Nacional de Telecomunicaciones (“Entel”) have been valued at their transfer price to Telefónica restated as indicated in Note 2.2., and subsequent additions have been valued at cost, depreciated by the straight-line method over their remaining useful lives. When the construction of work in process extends over time, its value includes the financial cost net of the effect of inflation, if applicable, of financing by third parties related to the investment during the construction period until such time as the asset is ready to be used for a productive purpose. Capitalized interest included in construction in process for the fiscal year ended December 31, 2003 amounts to 8 million. During the three-month fiscal year ended December 31, 2002 capitalized interest and exchange differences are not material due to the stabilization of exchange rate and to the decrease in construction in process. Capitalized interest and exchange difference net of the effect of inflation, if applicable, included in construction in process for the fiscal years ended September 30, 2002 and 2001 totaled 40 million (includes 29 million of capitalized exchange difference) and 88 million, respectively (restated as indicated in Note 2.2.).

For fixed assets whose operating condition warrants replacement earlier than the end of the useful life assigned by Telefónica to the fixed asset category, Telefónica calculates depreciation charge based on the adjusted remaining useful life in accordance with Telefónica’s related assets replacement.

Fixed assets related to Telefónica’s telecommunications business were assessed for impairment based on their recoverable value on the basis of Telefónica’s Management best estimate of future cash flows of its telecommunications business, considering current information and future telephone service rates estimates. However, whether the participation of the Company in the recorded amount of fixed assets by Telefónica as of December 31, 2003 of 4,751 million (amount calculated considering the Company’s ownership interest in Telefónica) is fully recoverable, will depend on the effect that the final outcome of the tariff renegotiation may have on Telefónica’s economic and financial equation (see Notes 6. and 11.).

h)	Intangible assets:

•	Trademarks and the license to use the logo were valued at acquisition cost restated as described in Note 2.2., net of accumulated depreciation which is calculated based on the remaining duration of the Telinver contract, until October 2007.

•	The license related to the data transmission business, including the authorizations to use the “B” Band, restated as described in Note 2.2., is depreciated by the straight-line method over a 10-year term.

•	Deferred expenses incurred in connection with the issuance of negotiable obligations, have been restated as mentioned in Note 2.2., and are being depreciated by the straight-line method as from the issuance date to the maturity of such negotiable obligations. In addition, those expenses include the amount related to the “authorization fee” in connection with waivers granted by the holders of negotiable obligations of Telefónica which are depreciated on a straight-line basis through maturity. The portion of expenses related to Telefónica’s original issue of negotiable obligations that were settled in the exchange offer of August 7, 2003 have been fully amortized in the year based on the number of bonds actually exchanged through the exchange offer (see Note 7.3.1.).

•	The licenses to use links have been valued at the acquisition cost restated as indicated in Note 2.2. and are depreciated by the straight-line method over 15 years, the term of the license.

•	Organization and preoperating expenses include the Company’s start-up expenses which were amortized over a ten-year term as from the year ended December 31, 1991. As of September 30, 2001, they were totally amortized, consequently, during the fiscal year ended September 30, 2002, the Company has written off such original value and its corresponding accumulated amortization.

•	Goodwill reflects the cost of acquisition by Telefónica of the continuing portion of the internet business that used to be operated by Telefónica Data de Argentina S.A. (“TDA S.A.”), Satlink S.A., Compuserve Argentina S.A. and Aki S.A., exceeding such business valuation calculated by the equity method based on financial statements of those companies as of the effective acquisition dates or as of dates at which such value was not materially different from the one that would have been determined as of the acquisition dates. The original depreciation period was 10 years as from the respective acquisition dates. As of September 30, 2002, such goodwill has been valued at zero based on the estimation made by Telefónica of its recoverable value, due to the actual evolution of the customer portfolios acquired under each transaction. The loss resulting from the difference between the carrying amount and the recoverable value of the above mentioned goodwill amounted to 22 million and has been included in the caption “Depreciation of intangible assets” as of September 30, 2002.

•	The goodwill generated by the capital contributions, restated as indicated in Note 2.2, made by Telefónica with an issuance premium to ECL was being depreciated by the straight-line method over a 10 year term. As of September 30, 2002, based on the evolution foreseen by Telefónica of the e-commerce business, Telefónica has valued such goodwill at zero, adjusting it to its estimated recoverable value. The loss that results from the difference between the carrying amount and its recoverable value amounted to 8 million and has been included in the account “Net book value of intangible assets retired” as of September 30, 2002 (see Note 3.1.m).

•	The assignment to Telinver of Meller Comunicaciones S.A.’s rights pursuant to the contract for publishing Telefónica’s telephone directories and the non competition clause undertaken by Meller Comunicaciones S.A., have been valued at historical cost restated as described in Note 2.2. and are depreciated as from October 1, 1997 through December 31, and October 1, 2007, respectively, according to the terms of the contracts above-mentioned.

i)	Goodwill on investment in Telefónica:

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

As of September 30, 2002 the Company ceased to disclose the original goodwill value and its related accumulated amortization corresponding to the excess of the investment cost over its proportional equity value in connection with the purchase of the 51% equity interest in Telefónica, amounting to 96 million (restated as described in Note 2.2.) because it was fully amortized as of that date.

The recoverability analysis of the goodwill’s booked value generated by the investment in Telefónica as of December 31, 2003, has been made on the basis of the Management’s best estimate of Telefónica’s future cash flows, considering current information and Telefónica’s future service rates estimates. However, whether goodwill, as of December 31, 2003 in the amount of 323 million, is fully recoverable will depend on the final effect that the outcome of the tariff renegotiation may have on the Company’s and Telefónica’s economic and financial equation (see Note 11.).

j)	Bank and other financial payables:

•	In local currency: at nominal value plus interest accrued up to each year-end, payable on the respective maturity dates calculated at the contractual interest rate in effect as of such dates.

•	In foreign currency: at nominal value plus interest accrued up to each year-end, payable on the respective maturity dates, converted at the exchange rate in effect at the end of each year calculated at the contractual interest rate in effect as of such dates. See Note 25.g).

k)	Reserves:

During the normal course of business, Telefónica is subject to several labour, commercial, tax and regulatory claims. While these actions are being contested, the outcome of such individual matters is not predictable with assurance. Charges have been recorded for contingencies where it is probable that Telefónica will incur a loss. The amount of loss is based on Telefónica Management’s assessment of the likelihood of occurrence after consideration of legal counsel’s opinion regarding the matters. As of December 31, 2003, the amount booked for such purpose is 223 million.

l)	Financial Instruments:

Telefónica uses currency swaps, which, in the context of the Convertibility Law between the U.S. dollar and the Argentine Peso, were intended to eliminate the variability in the cash flows of its debts denominated in Yens and in Euros and that currently reduce such variability in relation to the variations in the exchange rate between the yen/euro and the U.S. dollar so that Telefónica has ensured a fix exchange rate between the yen/euro and the U.S. dollar for these obligations. Telefónica values the covered obligations at each year end closing exchange rate and also recognizes separately the financial instruments at their estimated fair value (see Note 2.4.a)2.).

m)	Income tax and Tax on minimum presumed income:

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

On April 2, 2003, CPCECABA issued Resolution MD No. 11/2003 establishing that the effect of the inflation restatement of the original cost of assets must not be considered to be a temporary difference as it is not a different valuation basis.

In order to book the above differences, the Company applied the liabilities method which sets forth the determination of net deferred tax assets or liabilities based on temporary differences charged to the “Income tax” caption in the statement of operations.

The Company’s and Telefónica’s Management evaluates the recoverability of deferred tax assets based on estimates. Ultimately, the recoverability of deferred tax assets depends upon the Company’s and Telefónica’s ability to generate enough taxable income during the periods in which these temporary differences are expected to be deductible.

In considering their estimates, the Company’s and Telefónica’s Management takes into account the reversal time period of deferred tax liabilities, projected taxable income and tax planning strategies. This assessment is based on a series of internal forecasts updated to reflect the most recent operating trends. In accordance with accounting principles in force, the Company must recognize deferred income tax assets when future deductibility is likely. Therefore, considering the variables which affect future taxable results, including the uncertainty related to the effect of the final outcome of the tariff renegotiation (See Note 11.), and considering current tax strategies and that Company’s income from its equity interest in Telefónica is not subject to income tax, the Company and Telefónica have booked a reserve for the balance of net deferred income tax assets whose recovery depends upon the generation of future taxable income.

Deferred tax assets and liabilities have been measured at nominal value in accordance with Resolution No. 434/03 of the CNV.

Under the Public Emergency and Exchange System Reform Law No. 25,561, as implemented by Decree No. 2,568/02, losses generated by the effect of the Argentine Peso devaluation on monetary assets and liabilities in foreign currency involved in the generation of Argentine-source income, existing as of January 6, 2002, valued at an exchange rate of $1.00 to US$1.00, should be adjusted using an exchange rate of $1.40 to US$1.00, and be carried forward five years as from the date of the enactment and used to offset income taxes at a proportion of 20% each year.

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

Telefónica’s foreign exchange tax loss as calculated by the above procedures and by application of a $1.40 exchange rate for the U.S. dollar was approximately 750 million, which will be computed in equal parts in five years starting December 31, 2002. Approximately 150 million will be computed for the tax purposes in the fiscal year ended December 31, 2003, while 450 million will be carried forward and applied to offset taxes in equal amounts over the next three years.

For the fiscal year ended December 31, 2003, Cointel has estimated a taxable income in the income tax of approximately 3 million that will be fully offset with tax loss carryforward existing at the beginning of the fiscal year. Additionally, for the three-month fiscal year ended December 31, 2002, the Company determined a taxable income in the income tax of approximately 33 million that was fully offset with tax loss carryforward existing at the beginning of such fiscal year. For the fiscal year ended September 30, 2002, Cointel estimated a taxable loss of approximately 795 million (historical value), and for the fiscal year ended September 30, 2001 the Company estimated that the income tax for its unconsolidated operations would not generate any taxable income.

As of December 31, 2002, the Company had an accumulated income tax loss carryforward of about 938 million (historical value), before the offsetting of the taxable income of 2003 fiscal year mentioned in the above paragraph, according to the respective tax returns filed, which can be used to offset the current fiscal year income tax and future taxes payable.

Telefónica has estimated consolidated taxable income of approximately 814 million for the fiscal year ended December 31, 2003 and that will be offset against cumulative tax loss carryforwards existing at the beginning of the fiscal year. Additionally, Telefónica has determined the existence of taxable loss for the three-month period ended December 31, 2002, and for the years ended September 30, 2002 and 2001, determined a taxable income in the income tax of approximately 189 million (historical value) and 1,060 million (historical value), respectively.

Additionally, as of December 31, 2002 Telefónica had on a consolidated basis, a tax loss carryforward of approximately 3,715 million (1,300 million at a 35% tax rate), before the offsetting mentioned in the above paragraph, according to the respective tax returns filed, that could be applied to offset taxes payable in the current year and subsequent years until 2007.

The consolidated tax loss carryforwards of Cointel, Telefónica and Telinver will expire as follows:

Available until	Tax loss carryforward (historical value, in millions)
2003	15
2004	60
2005	82
2006	795
2007	3,701

4,653

Every year in which offsetting occurs, the tax benefit will be realized if income tax (net of the offset) is equal to or exceeds the tax on minimum presumed income, but will be reduced by any excess of the latter over income tax.

The following table presents the components of the Company’s consolidated deferred tax balances (in millions of Argentine pesos):

	2003		2002
Deferred tax assets
Tax loss carryforwards	1,342	(1)	1,646
Exchange differences deductible in future fiscal years	186		249
Allowance for doubtful accounts	73		133
Interests deductible in future fiscal years	—		60
Allowance for contingencies and other non-deductible allowances and accruals	155		94

	1,756	(2)	2,182	(2)
Allowance for deferred tax assets (Note 25.e)	(1,609	)(2)	(2,023	)(2)

Subtotal	147		159

Deferred tax liabilities
Fixed assets	(122)		(138)
Dismissal accrual for tax purposes	(13)		(14)
Other liabilities	(12)		(7)

Subtotal	(147	)(2)	(159	)(2)

Total	—		—

(1)	Net of 286 million of tax loss carryforwards that offset the tax payable with respect to the taxable income estimated for the fiscal year ended December 31, 2003.

(2)	As of December 31, 2003, the effect of discounting the balances of deferred tax assets, deferred tax liabilities and allowance for deferred tax assets in accordance with accounting rules of the CPCECABA would have resulted in a reduction of those balances of 34 million, 1 million and 33 million, respectively. As of December 31, 2002, this effect on deferred tax assets, deferred tax liabilities and allowance for deferred tax assets would have resulted in a reduction of those balances of 84 million, 2 million and 82 million, respectively.

The following is the reconciliation of the income tax as charged to the income statement (that has been nil for the fiscal year and the three-month fiscal year ended December 31, 2003 and 2002, respectively, and a tax loss for the fiscal years ended September 30, 2002 and 2001) and the amount resulting from the application of the corresponding tax rate on pre-tax net income (in millions of Argentine pesos):

	December 31,		September 30,
	2003	2002 (a)	2002	2001
Net income (loss) before tax at statutory income tax rate	97	88	(992)	114
Permanent differences:
Income on equity investments	1	1	4	2
Non taxable earnings	—	(1)	(1)	(7)
Non deductible expenses	17	—	—	61
Inflation restatement effect	241	113	(668)	—
Reversal of allowance for deferred tax assets	(414)	(206)	—	—
Goodwill depreciation	8	1	4	10
Allowance for deferred tax assets (b)	—	—	2,229	—
Effect of minority interest	50	(1)	(456)	111
Other	—	5	—	(9)

Income tax benefit	—	—	120	282

(a)	Three-month fiscal year.

(b)	See Note 25.e).

Additionally, the Company and Telefónica calculate the Tax on minimum presumed income by applying the effective tax rate of 1% on certain production assets valued according to the tax regulations in effect as of the end of each year. This tax is supplementary to Income Tax. The Company’s and Telefónica tax liabilities will be the higher of these two taxes. However, if the tax on minimum presumed income exceeds income tax during one fiscal year, such excess may be computed as prepayment of any income tax excess over the tax on minimum presumed income that may arise in the next ten fiscal years.

For the fiscal year and the three-month fiscal year ended December 31, 2003 and 2002, respectively, the Company has determined a charge for the tax on minimum presumed income amounting to a loss of approximately 12,000 pesos and 3,000 pesos, respectively, which were charged to income of each year. Additionally, in the consolidated statement of operations for the fiscal year ended September 30, 2002, the Company included 0.5 million corresponding to the accumulated balance of tax on minimum presumed income as of that date, on the basis of its recoverability analysis. Additionally, as Cointel estimated that the tax on minimum presumed income would not generate any charge at the end of the fiscal year ended September 30, 2001, no tax on minimum presumed income was accrued in the statement of operations for the fiscal year then ended.

Telefónica has determined a minimum presumed income tax charge for the fiscal year ended December 31, 2003 in the amount of 40 million that was included in the caption “Other non-current receivables”, as Telefónica’s Management has estimated that such tax would be recoverable based on its tax projections and the terms for recovery established by the law (10 years). However, whether the booked amount of minimum presumed income tax of Telefónica’s telecommunications business of 85 million (55 million considering the Company’s interest in Telefónica) as of December 31, 2003 is fully recoverable, will depend on the final effect that the outcome of the tariff renegotiation may have on Telefónica’s economic and financial equation (See Notes 6. and 11.). The amounts capitalized as minimum presumed income tax have been measured at discounted value, based on Telefónica’s tax projections.

n)	Shareholders’ equity accounts:

•	Common capital stock: it has been presented at nominal value and the adjustment required to restate as described in Note 2.2. is included in the “Adjustment to capital stock” account. This account also absorbs any adjustment to the redemption value (shortfall or excess) of the preferred stock as explained in the following paragraph.

•	Preferred capital stock: it has been presented at its redemption value calculated in accordance with the issuance conditions as explained in Note 4., through the following items:

•	Face value of preferred shares.

•	Adjustment to capital stock: restatement of the preferred shares as described in Note 2.2.

•	Adjustment to redemption value: it represents the difference between the restated value of the preferred shares as stated in Note 2.2. and their redemption value.

•	Premium on share issue: this account comprises the additional contribution over the face value of capital stock made by the Class B common shareholders, restated as described in Note 2.2.

•	Legal reserve and unappropriated earnings: restated as described in Note 2.2.

•	Reserve for future dividends: as of December 31, 2003 the Company has a reserve for future dividends of 838 million (restated as described in Note 2.2.). However, as described in Note 6.d), the Board of Directors is currently not able to utilize such reserve for paying cash dividends.

o)	Statement of operations accounts:

Revenues and expenses are credited or charged to income on an accrual basis. Telefónica recognizes income from fixed telephony services (local and long distance and access to the network, among others) based on the use of the network. Charges for the installation of telephone lines are recognized as revenues when the service connection is made.

Telefónica recognizes income from sales of equipment when delivered and accepted by its customers. For contracts where Telefónica provides customers with an indefeasible right to use network capacity, Telefónica recognizes revenue ratably over the contract term. In addition, the effects of the adjustment of prices agreed upon with customers in relation to services rendered are recognized when all necessary conditions are met to consider them as revenues. Sales for the fiscal year ended on December 31, 2003 include approximately 51 million corresponding to the one time effect of these types of agreements. Telinver recognizes revenues and cost of sales for sales of advertisements in telephone directories when the directories are published and distributed. For the main telephone directories undergoing the process of edition as of December 31, 2003, the total amount of sales not yet booked as income, because of the revocability of the advertisement orders as of that date, is 7 million.

The line “Net loss of Telefónica’s spun-off businesses” includes the loss of the businesses that were spun-off, whether from Telefónica, or from companies which Telefónica used to control or joint control until the spin-off. The criteria applied to value such items are explained in Note 2.5. See Note 23.2.

The unusual items include the charges for the “Bank checking account transactions tax”. On March 30, 2001, the National Executive Power’s Decree No. 380/2001, that regulates the Competitiveness Law, became effective. The Competitiveness Law provides, among other things, for the creation of a bank checking account transactions tax. The new tax was to be effective through December 31, 2002, and the related collection would be used to create a Public Emergency Fund. Taking into account the features of such tax and the special economic circumstances of Argentina giving rise to its application, the Company’s Management had adopted the policy of disclosing the portion of the tax that directly affected its costs as an unusual item in the statement of operations as of September 30, 2001. The effectiveness of this tax was subsequently extended by the Government and so the Company ceased to consider it an unusual item.

Statement of operations accounts for the fiscal year ended December 31, 2003, the three-month fiscal year ended December 31, 2002 and the fiscal year ended September 30, 2002 have been restated as described in Note 2.2., as follows:

•	those accounts used to record monetary transactions during the course of each period have been restated by applying to the original amounts inflation adjustment factors corresponding to the month of accrual of the original transactions;

•	charges for the use or depreciation of non-monetary assets at historical cost (materials, inventory, fixed assets and intangible assets) have been stated based on the restated amounts of such assets (see Note 2.2.); and

•	financial income and expense, restated as described in Note 2.2., are disclosed net of the monetary result generated by the effect of inflation on the assets and liabilities that generated them.

Statement of operations accounts for the fiscal year ended September 30, 2001, were determined based on similar standards and originally valued according to historical values (monetary transactions), or according to the restated amount as of August 31, 1995 of the nonmonetary assets which originated them (materials, inventory, fixed assets, intangible assets and deferred charges and goodwill on investments in companies amortization). Additionally, for comparative purposes with the statement of operations for the fiscal year ended December 31, 2003, the statement of operations for the fiscal year ended September 30, 2001 has been restated taking into account the variations in the currency purchasing power between January 1, 2002 (end of the currency stability period) and February 28, 2003 (See Note 2.2.).

p)	Net earnings (loss) per common share:

The Company calculates the net earnings/(loss) per common share considering Cointel’s net income (loss) of the year/period after deducting preferred dividends, on the basis of 5,306,402,996 common shares with a face value of $0.1 and with one vote per share.

2.6.	Amounts expressed in millions of Argentine pesos

The amounts in millions of Argentine pesos contained in these financial statements have been rounded up or down in order to facilitate the footing of notes and tables in which they are included. The effect of such rounding is not material.

2.7.	Telefónica’s fiscal year-end change

On September 18, 2001, Telefónica’s Special Shareholders’ Meeting, approved the amendment of the fiscal year section of the Articles of Incorporation. This amendment consisted of changing Telefónica’s fiscal year-end from September 30 to December 31. The Comisión Nacional de Comunicaciones (“CNC”) issued Resolution No. 1,322 whereby it authorized Telefónica to change its fiscal year-end date.

2.8.	Financial instruments with off-balance sheet risk and concentrations of credit risk

The Company and Telefónica have not had a fixed policy of entering into financial instruments for managing their exposure to market risk. As of the date of these financial statements, Telefónica has entered into the following instruments, to manage the exposure to the risk of fluctuation of the exchange rate of significant indebtedness denominated in currencies other than the U.S. dollar.

1.	Foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations in the yen-U.S. dollar exchange rate, in connection with the loan amounting to 7.8 billion Japanese yen granted by The Export Import Bank of Japan (currently the Japan Bank for International Cooperation) and maturing in February 2011, which accrues interest at a rate of 2.3% per annum. Such swap agreement provides a fixed exchange rate of 104.25 yen per U.S. dollar. The interest rate to be paid to Citibank N.A. during the term of the loan for the U.S. dollars received is 7.98% per annum. As of December 31, 2003, the related liability, taking into account the effect of the above-mentioned swap and the additional interest accrued, amounts to US$84 million. The contract establishes, among other provisions for this type of transaction, certain events of default under which the creditor may accelerate payment terms. Events of default include failure to pay financial debts for amounts in excess of 2% of Telefónica’s shareholders’ equity.

2.	During December 1999, Telefónica entered into a foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations in the euro-U.S. dollar exchange, in connection with a portion of Telefónica’s net position of assets and liabilities in euros, including the balance of the loan granted by Istituto Centrale per il Credito a Medio Termine (“Mediocredito Centrale”) which matures in November 2014, and accrues interest at a rate of 1.75% per annum. Such swap agreement has an 8-year term until November 2007 and provides a fixed exchange rate of 0.998 euro per U.S. dollar. The interest rate paid to Citibank N.A. during the validity of the loan for the U.S. dollars to be received is 2.61% per annum.

3.	Telefónica uses currency future contracts to hedge the risk of fluctuations in the dollar exchange rate. In October and December 2003, Telefónica entered into currency future contracts known as non-deliverable forwards (“NDF”) amounting to US$25 million, maturing in April 2004, whereby the covered foreign currency positions are offset upon maturity of the respective contracts, because are exchanged money for the net resulting amounts. The guarantees granted by Telefónica to Deutsche Bank for these operations amounted to US$1.4 million, equivalent to 7% of the notional value. These instruments are used to cover certain firm short-term payment commitments in dollars.

At December 31, 2003, commitments of Telefónica covered by these operations are as follows:

Hedged underlying item	Hedged amount (million)		Hedge maturity or closing date	Future exchange rate	Notional value (millions)
Interest 2007 Bonds	US$	11.2	04/20/04	$/US$2.965	US$	10.0
Interest 2004 Bonds	US$	4.8	04/22/04	$/US$2.960	US$	5.0
Interest 2010 Bonds	US$	10.0	04/23/04 04/28/04	$/US$ 3.00 $/US$ 3.00	US$ US$	5.0 5.0

At December 31, 2003, there were no significant changes in the market value of the future contracts.

The only significant concentration of credit and operations of Telefónica and Telinver as of December 31, 2003 and 2002 was with the Argentine Government (Federal, Provincial and Municipal Government and Governmental agencies). Sales with such organizations considered as a whole during the fiscal year ended December 31, 2003, the three-month fiscal year ended December 31, 2002, and during the fiscal years ended September 30, 2002 and 2001, respectively, amount to approximately 3.7%, 3.1%, 3.5% and 3.9% of net consolidated sales, and balances as of December 31, 2003 and 2002, are, respectively, 55 million and 75 million, of which 47 million and 67 million, respectively, corresponds to Telefónica.

2.9.	Comparative financial statements

Telefónica has modified the disclosure criteria of certain revenues and expenses in the statements of operations and also has included more detailed breakdowns in the statement of cash flows for the fiscal year ended September 30, 2001. Additionally, Telefónica made minor disclosure reclassifications for certain revenues and expenses in its statement of operations for its fiscal year ended December 31, 2002.

Telefónica has presented, in previous fiscal-years, its interest in income (loss) from companies in which Telefónica had control or joint control, appropriated to the different statement of operations lines in order to provide more complete and representative information on the group’s results of operations (this procedure has been consulted with the approved by the CNV and the Bolsa de Comercio de Buenos Aires (“BCBA”)). Taking into account the effects of the business reorganization described in Note 23.2., the statement of operations for the year ended September 30, 2001, includes:

•	In line “Net loss of Telefónica’s spun-off businesses”, the loss from the businesses that were spun off, either from Telefónica, or from companies in which there used to be control or joint control, until the spin-off;

•	In line “(Loss)/Gain on equity investments”, the (loss) gain from the interests held in ECL which has not been incorporated line by line on the basis that in the opinion of Telefónica’s Management, the income from this company is not material vis-à-vis Telefónica’s income (loss).

The comparative information described above has been restated as explained in Note 2.2.

3.	BREAKDOWN OF THE MAIN ACCOUNTS AND AGING OF ASSETS AND LIABILITIES

3.1	Breakdown of the main accounts

As of the end of each fiscal year, the main accounts were made up as follows (foreign currency balances are presented in Note 25.g) (balances stated in millions of Argentine pesos restated as described in Note 2.2.):

a)	Cash and banks:

	December 31,
	2003	2002
Cash	—	1
Banks (1)	18	45

Total	18	46

(1)	In 2002 includes 11 million from provincial bonds and 3 million from federal bonds.

b)	Trade receivables:

	December 31,
	2003		2002
	Current	Noncurrent	Current	Noncurrent
Past due (1)	178	20	445	30
Current	287	—	250	—

Subtotal	465	20	695	30
Allowance for doubtful accounts (Note 25.e)	(216)	(8)	(380)	(25)

Total	249	12	315	5

(1)	As a result of refinancing of past-due receivables, approximately 8 million and 19 million of refinanced receivables are disclosed as current receivables as of December 31, 2003 and 2002, respectively.

c)	Other receivables:

	December 31,
	2003		2002
	Current	Noncurrent	Current	Noncurrent
Guarantee deposits	3	—	7	—
Prepayments to vendors	2	—	2	—
Related companies (1)	53	1	42	—
Financial prepayments	11	—	12	—
Financial instruments (2)	1	2	—	—
Prepaid rentals	—	1	2	—
Prepaid services (3)	16	1	22	1
Tax credit certificates (4)	16	—	15	15
Legal deposits	3	—	3	—
Value Added Tax	—	—	2	—
Tax on minimum presumed income	—	89	—	52
Patriotic Bond (5)	—	82	61	41
Net deferred income tax assets (6)	—	1,609	—	2,023
Prepaid insurance	3	—	3	—
Granted Guarantees	3	—	—	—
Other Tax Credits	2	—	—	—
Other	14	1	23	4

Subtotal	127	1,786	194	2,136
Allowance for deferred tax assets (6)	—	(1,609)	—	(2,023)
Allowance for impairment of Patriotic Bond (5)	—	(60)	—	—

Total	127	117	194	113

(1)	Includes trade receivables with Telefónica Comunicaciones Personales S.A. (“TCP”), TDA, Telefónica Gestión de Servicios Compartidos S.A. (“T-Gestiona”), Tyssa Telecomunicaciones y Sistemas S.A. (“TYSSA”), Telefónica Media Argentina S.A. (“Temarsa”), Adquira de Argentina S.A. (“Adquira”), Atento Argentina S.A. (“Atento”) and Telefónica Internacional Holding B.V. (“TIHBV”).

(2)	See Note 2.8.

(3)	See Note 10.

(4)	See Note 14.2.

(5)	See Notes 14.1., 2.5.c) and 25.e).

(6)	See Notes 2.5.m) and 25.e).

d)	Inventories:

	Current
	December 31,
	2003	2002
Raw materials and supplies	1	—
Directories: edition in process	2	3
Telephone equipment and other equipment	17	15
Prepayments to vendors	—	4

Subtotal	20	22
Allowance for impairment in value and slow turnover (1)	(7)	(7)

Total	13	15

(1)	See Note 25.e).

e)	Other assets:

	Current
	December 31,
	2003	2002
Real property intended for sale	3	3

Total	3	3

f)	Trade payables:

	December 31,
	2003		2002
	Current	Noncurrent	Current	Noncurrent
Vendors, contractors and correspondents	286	—	301	—
Management fee	76	—	74	—
Billing on account and behalf of cellular and audiotext companies	44	—	25	—
Services collected in advance (1)	6	69	2	68
Other	6	—	14	—

Total	418	69	416	68

(1)	In 2003 and 2002 include deferred revenues related to the sale of indefeasible rights to use network capacity, recognized ratably over the stated life of the agreement.

g)	Bank and other financial payables:

	December 31,
	2003		2002
	Current	Noncurrent	Current	Noncurrent
Credit balances with banks	14	—	6	—
Bank loans and long-term financing	86	314	157	425
Imports financing	20	27	61	28
Related company – Telefónica Internacional, S.A. (“TISA”):
- Loans (1)	2,029	—	3,377	—
- Negotiable obligations (2)	531	—	—	—
Negotiable obligations (3) (4)	603	2,212	86	3,449

Total	3,283	2,553	3,687	3,902

(1)	In 2003 and 2002, includes 453 million and 357 million, respectively, corresponding to the Company (see Note 9.2.), 1,461 million and 2,883 million, respectively, corresponding to Telefónica and 115 million and 137 million, respectively, corresponding to Telinver (see Note 9.2.3.).

(2)	See Note 7.2.2.

(3)	See issuance conditions in Notes 7.2.2. and 7.3.1.

(4)	Net of US$ 1 million bought by the Company. Se Note 7.2.2.

h)	Payroll and social security taxes payable:

	December 31,
	2003		2002
	Current	Noncurrent	Current	Noncurrent
Vacation and bonus accrual	44	1	44	—
Social security taxes payable	14	—	14	—
Pre-retirement agreements and others (1)	13	18	12	28
Other	2	—	3	—

Total	73	19	73	28

(1)	Pre-retirement agreements mature through 2009, and do not have adjustment clauses. In 2003, includes 6 million related to benefits granted to employees included in such agreements, which are to be allocated by them to social security tax payments corresponding to the period between the date of the agreement and December 31, 2003 and are to be paid by Telefónica until the worker qualifies to obtain legal pension benefits.

i)	Taxes payable:

	Current
	December 31,
	2003	2002
Turnover tax accrual (net of prepayment)	10	13
Health and safety taxes	20	17
Value added tax	17	—
Tax on minimum presumed income (net of prepayment)	10	49
Other	23	17

Total	80	96

j)	Other payables:

	December 31,
	2003		2002
	Current	Noncurrent	Current	Noncurrent
Financial instruments (1)	13	20	5	32
International Telecommunications Union	21	—	21	—
Related companies (2)	25	—	10	—
Other	16	26	18	33

Total	75	46	54	65

(1)	Foreign currency swaps (see Note 2.8.).

(2)	See Note 9.2.3.

k)	Goodwill on investment in Telefónica:

	Original value			Depreciation
	At beginning of year	Decrease	At end of year	At beginning of year	Decrease	For the year	At end of year	Net book value
Fiscal year ended December 31, 2003	449	—	449	103	—	23	126	323

Three-month fiscal year ended December 31, 2002	449	—	449	97	—	6	103	346

Fiscal year ended September 30, 2002	545	(96)	449	170	(96)	23	97	352

Fiscal year ended September 30, 2001	545	—	545	147	—	23	170	375

l)	Cost of services provided:

	December 31,		September 30,
	2003	2002 (3)	2002	2001
Telecommunications services (1)	(1,946)	(462)	(2,455)	(2,870)
Cost of services provided (2)	(46)	(39)	(49)	(251)

Total	(1,992)	(501)	(2,504)	(3,121)

(1)	Note 25.h).

(2)	Note 25.f).

(3)	Three-month fiscal year.

m)	Other:

	December 31,		September 30,
	2003	2002 (1)	2002	2001
Holding and financial income (loss) on assets:
Holding gains on financial instruments	4	—	—	—
Holding gains (losses) on inventories	—	1	(10)	—
Net book value of intangible assets retired	—	—	(8)	—
Cash dividends	—	—	—	6

Total	4	1	(18)	6

Holding and financial income (loss) on liabilities:
Holding gains on financial instruments	23	—	—	—
Tax on interests	—	—	(27)	(37)
Intangible assets depreciation	(16)	(1)	(8)	(10)
Tax on checking account credits and debits	(10)	—	—	—
Other	—	—	(1)	(23)

Total	(3)	(1)	(36)	(70)

(1)	Three-month fiscal year.

n)	Other expenses, net:

	Income (loss)
	December 31,		September 30,
	2003	2002 (2)	2002	2001
Employee terminations	(42)	(17)	(85)	(141)
Contingencies	(34)	(31)	(70)	(70)
Net book value of fixed assets retired	—	(2)	(4)	(24)
Miscellaneous, net	5	(1)	5	(14)

Total (1)	(71)	(51)	(154)	(249)

(1)	Note 25.h).

(2)	Three-month fiscal year.

3.2	AGING OF ASSETS AND LIABILITIES AS OF DECEMBER 31, 2003:

	Assets				Liabilities
	Current investments	Trade receivables (a)		Other receivables (c)	Trade payables	Bank and other financial payables	Payroll and social security taxes payables	Tax payables	Other payables
Past-due:
Up to three months	—	68		2	8	—	—	—	1
From three to six months	—	22		(1)	12	—	—	—	—
From six to nine months	—	16		1	1	—	—	—	—
From nine to twelve months	—	4		(1)	1	—	—	—	—
From one to two years	—	26		9	6	—	—	—	—
From two to three years	—	20		—	4	—	—	—	—
Over three years	—	42		—	—	—	—	—	—
At sight:	2	—		14	—	14	1	10	35
Not Due:
Up to three months	335	252		77	374	1,590	51	59	33
From three to six months	—	19		8	7	560	6	11	—
From six to nine months	—	9		13	4	879	9	—	6
From nine to twelve months	—	7		5	1	240	6	—	—
From one to two years	—	—		8	3	109	8	—	17
From two to three years	—	—		1	3	251	5	—	14
From three to four years	—	—		70	3	595	3	—	10
From four to five years	—	—		16	3	407	2	—	7
Over five years	—	—		22	57	1,191	1	—	(3)

Subtotal	337	485		244	487	5,836	92	80	120
Allowance for doubtful accounts	—	(224)		—	—	—	—	—	—
Benefits under the Collective Labor Agreements	—	—		—	—	—	—	—	1

Total	337	261		244	487	5,836	92	80	121

Percentage accruing interest at fixed rate	99%	4%		9%	—	61%	—	—	27%
Percentage accruing interest at variable rate	—	40	%(b)	10%	—	37%	—	—	—
Percentage with variable return	1%	—		—	—	—	—	—	—
Average interest rate in foreign currency	1%	—		5%	—	9%	—	—	6%
Average interest rate in local currency	2%	25%		3%	—	10%	—	—	—

(a)	Trade receivables balances includes 20 million past-due classified as non-current taking into account Telefónica’s Management’s estimates regarding probable collection terms.

(b)	Such percentage is related to the portion of receivables over which surcharges are applicable for being in arrears. The rate indicated is that corresponding to bills collected with such surcharges.

(c)	Not including amounts corresponding to net deferred tax asset totally reserved.

4.	PREFERRED SHARES

As detailed in the Statement of changes in shareholders’ equity and in Note 5., the Company’s capital stock is comprised of common and preferred shares issued under Argentine law. The main issuance clauses of the preferred shares related to dividend payments, preferences among the various classes of preferred shares, preferences of the latter over common shares and the redemption of preferred shares, and, as may be seen from the issuance minutes, are as follows:

a)	Three different classes of preferred shares were issued: A, B and C. Each class accrues an annual preferred dividend at the rates established in the issuance clauses. Class C shares were amortized in two equal installments on April 30, 1996 and 1995.

b)	The original issuance conditions of preferred shares provided that the redemption value of preferred capital and the preferred dividends were established in U.S. dollars and until March 31, 2002, the Company valued them in accordance with such clauses. However, and according to the Company’s and its legal advisors’ final analysis, such redemption value and the preferred dividends have been affected by the conversion into pesos provided by the new legal framework in effect in Argentina, established by Decrees No. 214/02 and No. 320/02 (see Note 20.). Consequently, the redemption value of preferred capital and the preferred dividends have been converted into pesos at a one peso ($1) = one U.S. dollar (US$ 1) exchange rate, being applicable to such amounts the adjustment by the CER (see Note 20.) accrued until the redemption date.

c)	The first accrual period of preferred dividends started on November 8, 1990 and ended on December 31, 1991, and thereafter, to June 29, 1998 coincides with the Company’s fiscal year-end. The Special Shareholders’ Meeting held on June 29, 1998, resolved to modify the Company’s year-end date. Such Meeting also established that the periods for accruing preferred dividends will be computed as from January 1 through December 31 each year, irrespective of the Company’s year-end date.

d)	Preferred dividends are cumulative. The issuance clauses of preferred stock state that such shares enjoy preference over common stock. Likewise, Class A preferred stock enjoys preference over Class B preferred stock. Dividend preferences include a priority order for voting and approval as well as for payment.

e)	Preferred dividend payment dates are as follows:

1.	Preferred dividends on Class A shares: the first date was April 30, 1994 and thereafter dividends are paid on the 30th day of April in each year to and including 2003 (see item j) of this note).

2.	Preferred dividends on Class B shares: the first date was April 30, 1992 and thereafter dividends are paid on the 30th day of April in each year to and including 2007 (see item j) of this note).

On each payment date any dividend accrued during the immediately preceding accrual period shall be paid.

f)	Preferred capital amortization dates are as follows:

1.	Class A shares of Preferred Stock: the first date was April 30, 1997 and thereafter, amortizations are made on the 30th day of April in each year until and including 2003 (see item j) of this note), in installments equal to a seventh of the preferred capital of this type of stock. The Regular and Special Shareholders’ Meeting held on March 31, 1997 voted an early redemption of Class A preferred shares for a total US$38,460,047 (face value of 20,306,905 (historical value)).

2.	Class B shares of Preferred Stock: beginning on April 30, 1998 and thereafter, amortizations shall be made on the 30th day of April in each year until and including 2007 (see item j) of this note), in installments equal to a tenth of the preferred capital of this type of stock. The Regular and Special Shareholders’ Meeting held on March 31, 1997 voted an early redemption of Class B preferred shares for a total US$37,848,336 (face value of 19,983,921 (historical value)).

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

g)	For the preferred capital stock fully amortized and to the extent that there shall be any preferred dividends unpaid, beneficial bonds shall be issued pursuant to Section 228 of Business Association Law No. 19,550 (“LSC”), as amended. Bondholders shall have the same preference as the holders of Preferred Stock. Amortization payments shall be made from liquid realized profits or free reserves.

h)	If, for any reason, preferred capital amortization cannot be made on the appropriate date, such payments shall be made on the next succeeding amortization date and so on.

i)	In the event of liquidation of the Company, for whatever reason, the holders of Preferred Stock shall collect first any preferred unamortized capital and then any preferred dividends accrued.

j)	The Company, among other provisions detailed in the issuance conditions, has agreed:

1.	Not to reduce its holding of shares of common stock of the controlled company to less than a majority thereof, without the prior consent of the holders of Preferred Stock in a Special Meeting of Preferred Shareholders.

2.	To control decisions inside the Board of Directors and General Shareholders’ Meetings of the controlled company.

3.	To make no investment other than in shares of the controlled company and assets incidental to the holdings of such shares by the Company.

4.	To incur no debt that shall cause all the debts of the Company to exceed at any time the amount of US$850 million.

As of the date of issuance of these financial statements, the Company has met all obligations arising from the issuance conditions of preferred stock. As of the date of issuance of these financial statements, there are accumulated unpaid but not yet due preferred dividends and preferred capital stock that has not been redeemed as set forth in the original schedule, because, as of April 30, 2002, the Company did not have liquid realized profits or free reserves as stipulated by issuance conditions. Consequently these unpaid amounts are to be considered not due.

k)	The holders of Preferred Stock shall have no right to receive common stock dividends whether from capitalization of reserves, capital adjustments or otherwise.

l)	The holders of Preferred Stock shall have no voting rights except as provided in clause 8 of the issuance conditions of each class of the preferred shares which mainly relate to: (i) the provisions of Sections 217 and 244 of the LSC as amended, (ii) if voluntary dissolution of the Company has been elected by the Company or if its dissolution is decided by the appropriate corporate body or authority and (iii) if there is any preferred capital unredeemed at the maturity date. In these cases the holders of Preferred Stock shall have one vote per share.

The right to vote shall cease after the Company has complied with all its obligations, has ceased all acts that may prejudice preferred shareholders, after the delay is corrected or after the noncompliance is remedied or its effects are compensated.

The detail of capital determined in accordance with the issuance clauses prevailing and the preferred dividends accumulated, unpaid but not yet due as of December 31, 2003 as established in the issuance clauses and current law, is as follows:

	Capital stock (1)			Amounts stated in millions of Argentine pesos
Class of Preferred Stock	Face value in millions of Argentine pesos		Redemption value in millions of Argentine pesos (2)	Accumulated unpaid dividends as of December 31, 2002 (3)	Thirteenth preferred dividend period (4)	Total accumulated unpaid but not due preferred dividends
“A”	2		5	—	—	—
“B”	13		35	5	2	7

	14	(5)	40	5	2	7

(1)	See Note 5.

(2)	See item b) in this Note.

(3)	It is related to the preferred dividends accrued during the twelve-month periods ended December 31, 2002 and 2001, which are unpaid as of December 31, 2003, plus the adjustment for the CER as of December 31, 2003.

(4)	Preferred dividends accrued during the year ended December 31, 2003 for Class A and B preferred stock, as stated in the issuance conditions and considering the effects of Decree No. 214/02 and related laws, amounted to approximately 73,000 pesos and 2,174,000 pesos, respectively.

(5)	The table may not sum due to rounding in millions. See Note 5.

As of December 31, 2003 preferred stock adjusted for inflation as stated in Note 2.2. amounts to 58 million, while preferred capital stock determined in accordance with the issuance clauses and the legal framework mentioned above amounts to 40 million. The Company believes that the difference of 18 million in the value of preferred stock represents a redistribution of the total value of the Company’s capital stock between its common and preferred shareholders. The difference as of December 31, 2003 is comprised of an initial negative balance as of December 31, 2002 of 19 million (restated as described in Note 2.2.) and an increase of 1 million (restated as described in Note 2.2.) corresponding to the evolution of the net balance of the preferred stock, generated by the effect of Decree No. 214/02 and related laws.

The issuance provisions of the Company’s preferred A and B shares provide that, should there be no liquid realized profits or free reserves, the Company will not partially amortize preferred capital or pay the respective preferred dividends. Should there be preferred un-amortized past due capital, the issuance provisions of preferred A and B stock provide that preferred stockholders would be entitled to one vote per share. Based on the situations described in Note 6.d) and according to the above-mentioned provisions, the Company did not amortize preferred stock or pay preferred dividends corresponding to the eleventh and twelfth period. For the above reasons this situation is not to be considered default.

According to item 5.a of the preferred shares issuance conditions, the holders of Class A shares of Preferred Stock are entitled to one vote per share as from April 30, 2003, since the tenth dividend payment date for such kind of shares has taken place, and there is preferred capital unredeemed as of such date.

5.	CAPITAL STOCK

Below is the Company’s capital status as of December 31, 2003:

Subscribed, paid in, issued and registered with the Public Registry of Commerce (historical Argentine pesos)
Common shares, series “A” (Face value $0.10, one vote per share)	441,492,779.70
Common shares, series “B” (Face value $0.10, one vote per share)	89,147,519.90

Subtotal	530,640,299.60

Class “A” Preferred Shares (Face value $0.10 each) (1)	1,731,840.00
Class “B” Preferred Shares (Face value $0.10 each) (1)	12,767,040.00

Subtotal	14,498,880.00

Total	545,139,179.60

(1)	See Note 4.b)

6.	LIST OF CONDITIONS AND THE TRANSFER CONTRACT – EXCLUSIVITY OF THE LICENSE – OTHER RESTRICTIONS

a)	The license which the controlled company holds for providing the telecommunications service may be revoked upon the fail in complying certain obligations. The List of Conditions and the Transfer Contract set forth the principal obligations of the Company and Telefónica under the List of Conditions and the Transfer Contract, of which the following still in effect:

1.	The assets contributed to Telefónica used in providing telecommunications services may not be sold, assigned, transferred or encumbered in any way without the authorization of the SC.

2.	THA and Telefónica International Holding B.V. (“TIHBV”), as members of the Consortium which was awarded the shares of the controlled company, may under no circumstances reduce their investment in the Company to percentages below twenty and ten percent (20% and 10%), respectively, of the common shares with voting rights, without the prior authorization from the Regulatory Authority.

3.	The Company may not reduce its investment, as a whole, below fifty-one percent (51%) of Telefónica’s total capital with voting rights with Class A shares, without prior authorization by the Regulatory Authority.

4.	Telefónica has to maintain all or a substantial part of the provision of the telephone service and Telefónica’s main business and principal place of business in Argentina may not be changed.

5.	Telefónica has to meet certain objectives related to the services provided. The most important of these objectives are efficiency and services quality. In addition, suppliers of data and value added services are to be given equal access to telephone lines.

In addition, Decree No. 264/98 sets forth both optional and mandatory operating conditions with respect to the provision of basic telephone services. Such mandatory conditions, include mainly to permit other providers to interconnect to Telefónica´s network (including voice and data transmission services), and the installation of a minimum number of new lines.

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

Decree No. 264/98 issued by the National Executive Power established a period of transition to competition in the telecommunications industry, during which all of Telefónica’s rights and obligations related to the exclusivity of the license not otherwise modified, should remain in effect. Decree No. 264/98 established a timetable for the liberalization, subject to issuance of related regulations, first liberalizing the area of public telephones followed by liberalization of the rural telephone market, the liberalization of the market for basic telephone services with the addition of up to two new licenses (two new operators) to provide such services at the end of the period of exclusivity and concluding with the total liberalization of local, domestic and international long-distance services on November 8, 2000. In this context, the SC issued Resolution No. 1,686/99, which provided that the transition period to competition in telecommunications ended on October 10, 1999.

On March 31, 1999, Telefónica signed a license agreement with the SC for an unlimited period of time, to provide local and domestic and international long-distance telephone services and telex services in the Northern region of the country. Telefónica’s obligations under the license, mainly related to service quality and coverage of the areas to be serviced.

Also, on June 9, 2000, the National Executive Power issued Decree No. 465/00, which provides for the complete deregulation of the telecommunications market as from November 9, 2000. On September 3, 2000, the National Executive Power issued Decree No. 764/2000 which, in the context of such deregulation approved the Rules for Licenses for Telecommunication Services, the Rules for Interconnection, the Rules for Universal Service and the Rules for the Management and Control of Radioelectric Spectrum. These rules constitute the current regulatory framework applicable to

Telefónica. The above-mentioned rules provide, among other issues, the requirements to obtain the licenses to render telecommunications service, the conditions to establish rates and the providers’ obligations, the technical and economic aspects for interconnection to the networks of different providers, the programs, administration and economic issues of the Universal Service, as well as the principles that will govern the management and control of the radioelectric spectrum. On September 19, 2000, Telefónica filed a reconsideration petition against certain issues of Decree No. 764/2000. The Court has not as yet ruled on this issue.

Telefónica’s short-term business strategy has been to continuously adapt its business plans to address the challenges and risks presented by the Argentine economic crisis. Therefore, the short-term strategy focuses on the renegotiation of tariffs, cost controls and efficiency improvements, capital expenditures controls, improvements in working capital and management of cash and liquidity.

During the past year and the current one, Telefónica has taken certain steps to moderate the effects of the imbalance between changes in revenues and costs caused by the significant increase in the prices of supplies and the cost of technology usually required by the business carried out by Telefónica, and the situation affecting service rates, described in Note 11. Some of these measures include:

•	Capital expenditures. Telefónica has implemented a plan to adapt its short-term capital expenditures. To that end, Telefónica continued only those projects that are required to maintain the quality of its services in the short term, generate cash flow in the near term or which Telefónica deems to be high priority.

•	Operating costs reduction. Telefónica renegotiated most of its contracts. The goal of these renegotiations was to reduce costs, including, when possible, the exposure to inflation and devaluation, and adapting its costs to lower demand for services, including, adjustments to service quality and, in some cases, the outright termination of service.

•	Increased collection rates. Telefónica has implemented new plans and collection policies for collecting receivables, including disconnection policies tailored to each customer segment, among other initiatives.

•	Debt renegotiation, cash management and roll-over of short-term debt. Telefónica implemented a series of actions to decrease the exchange rate risk on its current assets while managing its main accounts payable. In addition, Telefónica has entered into a debt restructuring that has resulted in the extension of maturity terms.

The relationship between variables determining Telefónica’s revenues and expenses is currently mismatched as a result of the pesification and freezing of tariffs in the context of a potentially inflationary economy and may continue to be mismatched depending upon the outcome of Telefónica’s pending tariff renegotiation with the Argentine government. Telefónica’s tariff renegotiation proposal attempts to achieve the relationship between variables determining revenues and costs, i.e, the economic and financial equation, contemplated in the Transfer Contract (see Note 11.1.)

Although Telefónica has adopted these measures to mitigate the effects of changes in its business, and certain indicators of the Argentine economy have started to stabilize, the future operating conditions are still uncertain because the regulatory framework in force still has not established guidelines that would allow assessing with a reasonable degree of certainty the effect future rates will have on Telefónica’s economic and financial equation (see Note 11.).

Telefónica’s current long-term business strategy is to maintain and enhance its position in Argentina’s competitive telecommunications market. The implementation of this strategy involves the introduction of service offerings in new geographic areas, improving and expanding services Telefónica currently serve in its markets and its continuous development as a provider of telecommunications services for corporate and residential customers.

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

Telefónica considers that the implementation of these short and long-term business strategies will continue having a positive impact on the competitiveness of its telecommunications activities and reducing the adverse effects of growing competition and Argentina’s economic and political situation.

c)	Legal reserve: in accordance with Argentine legal requirements currently in force, 5% of the year’s realized income, after prior-years accumulated losses are absorbed (as described in item d) of this Note), must be appropriated to legal reserve until reaching 20% of adjusted capital stock.

d)	Dividends:

As of December 31, 2003, the Company carries accumulated losses of 2,408 million and a reserve for future dividends of 838 million (restated as described in Note 2.2.). Consequently, the dividend distribution is restricted. Additionally, as of and for the fiscal year ended December 31, 2003, the Company’s net income amounts to 277 million. As provided by section 71 of LSC, earnings cannot be distributed until prior-years accumulated losses are absorbed.

In relation to the restrictions related to the dividends of preferred shareholders, see Note 4.

7.	FINANCIAL DEBT

7.1.	Financing

In prior years the Company has funded its working capital requirements, interest payments and amortization of debt out of dividends from Telefónica, external financing from financial institutions, from capital markets, additional issuances of equity securities, and loans from related companies. Telefónica has followed a financing policy that has combined the use of internally generated funds with the use of third-parties’ and majority shareholders’ financing. As of December 31, 2003, consolidated current assets are lower than consolidated current liabilities in 3,186 million, the latter including approximately 65% (2,560 million, including 531 million corresponding to Negotiable Obligations of the Company held by TISA) of debt owed to TISA.

The Company and Telefónica general financing policy is to cover future fund needs to continue Telefónica’s investment plan and repay short and long-term debt mainly with funds generated by the operations and, if possible depending on the evolution of the economic situation and current economic policies, bank loans and access to capital markets. Alternatively, they would request for long-term refinancing of their payables.

However, owing to the macroeconomic situation described in Note 20., as of the date of issuance of these financial statements, third parties’ credit lines are not available in amounts sufficient to enable the Company and Telefónica, together with internally generated funds, to meet current debt obligations. Furthermore, it is not possible to determine whether this situation will change favorably in the short term.

As of December 31, 2003, Telefónica has financial and banking debt of 4,420 million, of which 2,482 million are classified as non-current in the balance sheet and relate to agreements that provide for immediate settlement, after the implementation of certain steps, of the amounts outstanding in the event of default of other obligations.

Since early December 2001, Argentine authorities implemented a number of monetary and currency exchange control measures that mainly included restrictions on the withdrawal of funds deposited with banks and tight restrictions for making transfers abroad, with the exception of those related to foreign trade and other authorized transactions, most of which have been eliminated as of the date of issuance of these financial statements (See Note 20.).

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

On the other hand, TESA (TISA’s parent company) has advised the Company and Telefónica that, as of the date of issuance of these financial statements, it was still evaluating the Argentine macroeconomic context and analyzing financing alternatives for such companies, including the possibility of refinancing or not over the long-term its current loans to such companies and, if necessary, providing additional financing.

Consequently, the Company’s and Telefónica’s ability to meet their short term liabilities will depend on TISA’s continued refinancing of the loans granted to the Company and Telefónica, and the obtainment of other financing from related or unrelated parties, which, to date, is not available in sufficient amounts.

Should no financing alternatives be available to the Company and Telefónica or should the Company and Telefónica not succeed in obtaining refinancing, such companies would not have sufficient funds available to meet their current liabilities (including those disclosed as current on the consolidated balance sheet as of December 31, 2003 and those liabilities that would turn into current payables if creditors claimed a default) payable to local and foreign creditors.

Although the Company and Telefónica will continue to make their best effort to obtain such financing, which up to date have had favorable results through obtaining waivers from creditors, the exchange of long-term debt (see Note 7.3.1.) and short-term refinancing, as of the date of issuance of these financial statements, it is not possible to assure what the result of such negotiations will be and, consequently, whether the Company and Telefónica will be able to settle their current liabilities in the normal course of business and maintain their normal operations.

7.2.	The Company

7.2.1.	Call option involving Telefónica Class B shares

On March 6, 1998 the Company had granted ML a call option on 40.2 million Telefónica Class B shares to be exercised on May 28, 2003, for an approximate value of US$6.2 per share adjusted for the dividend distributions made by Telefónica through that date. On June 30, 2000, the Company and ML amended certain conditions of this agreement, whereby ML had the right to require from Cointel, on May 28, 2003, the delivery of capital stock of TESA instead of Telefónica shares, modifying the strike price of the call option for such TESA’s shares, in proportion to the price offered for Telefónica shares in the TESA Tender Offer. If, on May 28, 2003, the market price of TESA ADRs would have been higher than US$102.79 (the exercise price), ML may have acquired from the Company 2.23 million TESA ADRs at the exercise price. At the expiration date, May 28, 2003, the market price of TESA ADRs was lower than US$102.79, consequently ML did not exercise this call option.

7.2.2.	Negotiable obligations

The Regular and Special Shareholders’ Meeting held on March 31, 1997, approved the creation of a Global Program for the issuance of Negotiable obligations (the “Program”). Such Negotiable obligations are nonconvertible into shares, for a maximum outstanding amount during the term of the Program of US$800 million or its equivalent amount in other currencies, unsecured, to be issued in different successive classes, which could be accumulative or not; such bonds are to allow for early redemption in cash or in kind, in the latter case with securities of other companies. In addition, the above-mentioned Shareholders’ Meeting delegated broad powers to the Board of Directors to determine the timing, features and other terms and conditions of the issuance.

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

b)	The total amortization of the Negotiable obligations is to take place in one single installment payable at seven years for both series. Such amortization, as well as accrued interest, is to be paid in U.S. dollars in the case of the “A” Series, and in U.S. dollars or Argentine pesos in the case of the “B” Series (at the discretion of the obligee). The Company may redeem such obligations for fiscal reasons, at 100% of their face value plus interest accrued through the redemption date.

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

The agreement for this issuance gives a detailed description of its terms and conditions. The main stipulations concern: a) a commitment of the Company not to encumber or grant real property rights, with certain exceptions, on its assets or present and future revenues unless the Company complies with certain requirements, b) conditions for the early redemption of the issuance, and c) causes of default that would allow obligees to consider such bonds as immediately due and payable, such causes being, among others, nonpayment of the Negotiable obligations, defaults in the payment of indebtedness of the Company or any material subsidiary aggregating US$20 million or more (see Note 9.2.), the sale of all or a significant proportion of the Company’s assets, the loss of control over Telefónica’s corporate decisions and noncompliance with certain financial ratios. On July 4, 2003, the meeting of the Company’s Series “A” noteholders approved the amendments to the terms and conditions of the notes issued in 1997 in order to substantially remove all the events of default other than those related to non-payment of principal and interest. On the other hand, on July 22, 2003, the meeting of the Company’s Series “B” noteholders discussed the amendments to the terms and conditions of the notes issued in 1997 in order to substantially remove all the events of default other than those related to non-payment of principal and interest. Such Series “B” noteholders rejected the amendments mentioned above. See Note 7.3.1.b).

On November 11, 2003, taking into account the Company’s financial condition, the Buenos Aires Stock Exchange resolved that trading of its Negotiable obligations be transferred to reduced session in accordance with the rules of its Listing Regulations.

On the other hand, during fiscal year 2003 the Company decided to purchase Negotiable obligations Series “A”, according to the following detail:

Date	Nominal value acquired (1)
09-26-03	1.45
11-07-03	2.00
11-21-03	1.43

Subtotal	4.88
12-17-03	1.00

Total	5.88

(1)	Expressed in millions of U.S. dollars.

Subsequently, on December 18, 2003 the Company called the Negotiable obligations Series “A” acquired on September and November 2003 in the amount of US$4.88 million. Therefore, the outstanding principal amount under such issue as of December 31, 2003 is US$ 219.1 million.

Additionally, on January 30, 2004, the Company made a new purchase of obligations of such Series in the amount of US$ 1.25 million.

7.3.	Telefónica

7.3.1.	Negotiable obligations

As of December 31, 2003, there are seven Negotiable obligations issues outstanding:

Month and year of issuance	Face value (in million)			Term (in years)	Maturity month/year	Rate per annum %	Use of proceeds
11/94	US$	79	(a)	10	11/2004	11.875	(b	)
05/98	US$	125.6		10	05/2008	9.125	(b	)
06/02	US$	71.4		4	07/2006	9.875	(c	)
08/03	US$	189.7		4	11/2007	11.875	(c	)
08/03	US$	220		7	11/2010	9.125	(c	)
08/03		$0.1	(d)	8	08/2011	10.375	(c	)
08/03	US$	148.1		8	08/2011	8.85	(c	)

(a)	Net of US$ 2 million called by Telefónica in December 2003.

(b)	Financing of investments in fixed assets in Argentina.

(c)	Refinancing of liabilities.

(d)	On August 1, 2004 they will be converted to U.S. dollars and will start to accrue interest at a nominal rate of 8.85% per annum.

The prospectuses related to the issuance of these Negotiable obligations describe the issuance conditions in detail. The main stipulations concern: a) commitment of Telefónica not to create liens, except certain permitted liens, over its present or future assets or revenues, unless Telefónica’s commitments under the Negotiable obligations meet certain requirements; b) conditions for the early redemption of the issuance and c) events of default whereby noteholders could accelerate the due dates, such causes being, among others, failure to pay on the securities, default on other debts in amounts equal to or exceeding US$20 million, attachments which in the aggregate exceed US$10 million, among others. On July 22, 2003, the meetings of Telefónica’s noteholders approved the amendments to the terms and conditions of the notes issued in 1994 and 1998 in order to substantially remove all the events of default and certain information requirements other than those related to non-payment of principal and interest.

Telefónica issued negotiable obligations due in 2006 and 2008 under Telefónica’s Global Program, of up to US$1.5 billion or its equivalent and the commitments are those customary for these kind of transactions.

Negotiable obligations due in 2006 include a mandatory redemption clause at the option of holders, exercisable after July 1, 2004, if, as of July 1, 2004 the total principal outstanding amount of Telefónica’s negotiable obligations due in 2004, plus any other refinancing of such notes with maturity prior to July 1, 2006, were to exceed 30% of the total original principal amount of negotiable obligations due in 2004. Such mandatory redemption will not be applicable, as the percentage of notes due in 2004 upon completion of the exchange offers referred to below is 26% of the total initial principal amount.

Additionally, in September 2003, Telefónica purchased US$ 2 million of the issue launched in November 1994. On December 18, 2003, Telefónica called those negotiable obligations; therefore, the outstanding amount under such issue as of December 31, 2003 is US$ 79 million.

Exchange of Negotiable Obligations

7.3.1.1. On May 20, 2002 Telefónica’s Board of Directors decided to launch an offer to exchange the full amount of the issue made in July 1999 for a principal amount of US$100 million due July 1, 2002, hereinafter the “2002 Notes”.

This exchange offer began on May 28, 2002, and for each US$1,000 in principal in circulation of the 2002 Notes, Telefónica offered to exchange:

•	a principal amount of US$ 850 for new notes to be issued at 9.875%, due July 1, 2006, hereinafter the “2006 Notes”, plus

•	US$ 100 in cash for all 2002 Notes included in valid tenders until June 21, 2002, plus

•	US$ 50 in cash for all 2002 Notes in valid tenders made until June 13, 2002 (a date subsequently extended to June 18, 2002) as Early Tender Fee.

Holders making valid tenders of their 2002 Notes amounted to 83.971% of the total value of the issue. As a result, Telefónica issued 2006 Notes for a total amount of US$71,375,350 and paid US$12.6 million in cash (of which US$4.1 million corresponded to the Early Tender Fee).

Subsequently, on maturity of the 2002 Notes, Telefónica proceeded to redeem the notes that were not exchanged by means of a payment of US$ 16.03 million.

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

7.3.1.2. On May 19, 2003, Telefónica’s Board of Directors approved an offer to exchange outstanding negotiable obligations issued by Telefónica and by the Company for new negotiable obligations issued by Telefónica plus a cash payment:

a) Offer to Exchange Telefónica’s Negotiable Obligations

Telefónica’s negotiable obligations included in the exchange offer are those issued in November 1994 for a principal amount of US$300 million due in November 2004 and those issued in May 1998 for a remaining principal amount of US$368.5 million due in May 2008.

The holders who validly tendered their notes accounted for 73% of the total amount of the notes issued in November 1994 and 66% of the residual amount outstanding of notes issued in May 1998. Therefore, on August 7, 2003, Telefónica issued new notes for a total amount of US$189.7 million due in November 2007 at a nominal interest rate of 11.875% per annum, and US$220 million due in November 2010 at a nominal interest rate of 9.125% per annum, respectively, and Telefónica paid US$52.1 million in cash. Additionally, Telefónica paid US$12.5 million as interest accrued to that date.

b) Offer to Exchange the Company’s Negotiable Obligations

The Company’s negotiable obligations as included in the exchange offer are the Company’s Series A notes issued in July 1997 for US$225 million and Series B notes for 175 million, which accrue interest at an annual nominal rate of 8.85% and 10.375%, respectively.

On August 7, 2003, Telefónica issued negotiable obligations for US$148.1 million due in August 2011, at an annual nominal interest rate of 8.85% and paid in cash the amount of US$24 million and 4.6 million (plus US$0.2 million and 0.1 million as interest accrued to that date) in exchange for the Company’s negotiable obligations (Series A and Series B). In addition, Telefónica issued 0.1 million of negotiable obligations at 10.375% peso denominated notes due in August 2011 which on August 1, 2004 will be converted into U.S. dollars and will start to accrue interest at an annual nominal rate of 8.85% for the Company’s Series B notes. Additionally, as described in Note 7.3.3., Telefónica transferred the Company’s notes which were acquired in this exchange offer to TISA in exchange for an equivalent reduction in TASA’s short-term financial debt to TISA.

The shareholders’ meeting of Telefónica held on June 26, 2003 approved the issuance of the new negotiable obligations under the scope of the above exchange offers.

The shareholders’ meeting of Telefónica held on December 19, 2003 approved a global program of simple negotiable obligations not convertible into shares, denominated in pesos or in any other currency, with ordinary guarantees, in various series and/or successive tranches, either cumulative or non-cumulative, for a maximum outstanding amount of 1.5 billion or its equivalent amount in other currencies, and delegated to Telefónica’s Board of Directors the power to set the remaining issue conditions and to decide to request or not authorization to quote with the CNV and/or other foreign exchange markets.

7.3.2.	Long- term bank financing

Telefónica has borrowed funds from major financial institutions in an amount equivalent to 314 million as of December 31, 2003. These funds have been borrowed under terms and conditions customary in these kind of transactions, which generally refer to the commitment not to encumber or grant security interests on its assets or on present or future revenues, other than certain permitted encumbrances or unless certain predetermined conditions are met.

Additionally, Telefónica uses other long-term bank credit lines to finance imports from different commercial banks.

7.3.3.	Other financing – Related Parties

As of December 31, 2003, Telefónica and Telinver owed approximately 1,576 million (about US$538 million) to related parties, which matures between January and August 2004. These loans accrued interests at one-month LIBOR plus 8% per annum. These agreements established the usual commitments for these kinds of transactions, as well as clauses that establish that the creditor may accelerate the terms of Telefónica’s payables (“events of anticipated maturity”) if there are changes in Telefónica’s equity, economic and financial situation that due to their adverse nature may affect Telefónica’s capacity to comply with the obligations assumed in the agreements or if there are restrictions that may limit the capacity of Telefónica to repay its debts.

The related party creditors have advised Telefónica that until September 20, 2004: (i) the effects of the Public Emergency Law implemented in Argentina by Decree No. 1,570/01, Law No. 25,561, as supplemented and amended, in force shall not be considered by the creditors as an event of anticipated maturity; and (ii) the creditors shall not consider that, as of such date, loans have become immediately due and payable in accordance with the agreements.

The loan agreements currently in effect also contain acceleration clauses that would be triggered in the event of certain court or out-of-court procedures being initiated in connection with claims exceeding a certain percentage of the shareholders’ equity of Telefónica or one of its significant subsidiaries in accordance with the definition stipulated in such loan agreements. Telefónica has obtained a waiver in respect of procedures of this nature that were pending against Telefónica as of February 10, 2004, subject to a condition that no other debt be accelerated on similar grounds.

On May 20, 2003, Telefónica and TISA entered into an agreement whereby the former immediately assigned to TISA the title to and all credit rights arising from the Company’s negotiable obligations acquired by Telefónica under the Offer to Exchange Telefónica-Cointel’s negotiable obligations upon consummation of the Offer to Exchange Cointel’s notes for Telefónica’s new notes as described in Note 7.3.1.b) (“Offer to Exchange Telefónica-Cointel”), with the notes being immediately and unconditionally accepted by TISA. Simultaneously with the assignment of credits mentioned above, Telefónica settled a portion of Telefónica’s financial debt (principal) to TISA as of that date for an amount equal to: i) the amount of the nominal value of the Company’s notes denominated in U.S. dollars and acquired by Telefónica; plus (ii) the amount of the nominal value of the Company’s negotiable obligations denominated in pesos acquired by Telefónica, converted to U.S. dollars at an exchange rate of US$1 = $3.31; plus (iii) an amount in U.S. dollars equal to the amount paid by Telefónica to the holders of the Company’s notes as interest accrued and unpaid to August 7, 2003. For that purpose, in the case of interest on the Company’s negotiable obligations denominated in pesos, the exchange rate applied was that prevailing at the date of consummation of the Offer to Exchange Telefónica-Cointel’s notes. In addition, Telefónica paid the interest accrued and unpaid in cash to TISA under the principal debt to TISA settled by Telefónica as described above.

Pursuant to the exchange transaction described in Note 7.3.1.b), in August 2003 Telefónica assigned as principal at maturity plus unpaid accrued interest paid by Telefónica, an amount equivalent to US$174 million of the Company’s negotiable obligations (Series A and B) to TISA, thereby reducing financial debts of Telefónica with TISA in an equivalent amount.

As of the date of these financial statements, the Company and Telefónica have met all obligations arising from the issuance of the above-mentioned debt instruments.

8.	REGISTRABLE ASSETS OF TELEFONICA

On October 27, 1994, “ENTel in liquidation” issued Resolution No. 96/94 whereby it undertakes to perform all necessary acts to accomplish the transfer of title of registrable assets for such time as may be necessary, notifying Telefónica 60 days before the date that may be defined as the expiration of ENTel’s commitment. This resolution recognized that the licensee companies will be entitled to claim the indemnity stipulated in the Transfer Contract for the real property whose title had not been conveyed to them by the time of the expiration of the above mentioned period. As of December 31, 2003 these assets have a net book value of about 618 million (restated as described in Note 2.2.), of which approximately 540 million (restated as described in Note 2.2.) have been registered in Telefónica’s name. In Telefónica’s Management opinion, the registration of title of a major portion of the most significant assets contributed by ENTel will be successfully completed. Accordingly, in Telefónica’s Management opinion, the final outcome of this matter will not have a significant impact on Telefónica’s results of operations and/or its financial position.

9.	ACCOUNTS AND TRANSACTIONS WITH AFFILIATES AND RELATED COMPANIES

9.1.	Affiliates

9.1.1.	Telinver

As of December 31, 2003, current liabilities in foreign currency of Telinver exceed current assets in foreign currency by approximately US$35.8 million and, in addition, total liabilities exceed total assets, so there is a negative shareholders’ equity of 34 million as of December 31, 2003 and consequently Telinver falls under the conditions for mandatory dissolution caused by loss of company’s capital stock due to accumulated losses set forth in clause 5 of Section 94 of the LSC. However, Decrees No. 1,269/02 and 1,293/03 have suspended the enforcement of clause 5 of section 94 and section 206 of the LSC until December 10, 2004.

Telefónica is evaluating Telinver’s financing needs considering the Argentine economic situation and the current difficulties to have access to credit, including the possibility to grant direct financing to cover short-term cash requirements and, if applicable, grant additional financing. However, if the current difficulties to obtain refinancing or additional loans for Telinver continue, Telefónica plans, and has so agreed with Telinver, to use its best efforts to provide such financing directly subject to Telefónica’s own fund availability, which depends on the evolution of the issues affecting Telefónica’s financial situation and cash flows described in Notes 7.1. and 11.

9.1.2.	ECL

As of December 31, 2003, Telefónica holds together with Alto Palermo S.A. (“APSA”) a 50% interest in ECL for the development of an e-commerce shopping center. Thus, Telefónica, as successor of the rights and obligations assumed by Telinver with respect to this business, was bound to make, together with APSA, irrevocable contributions for the amount of US$10 million, which were made effective in equal parts on April 30, 2001.

Additionally, the parties undertook to make a capital contribution for the development of new business lines for a maximum of 12 million, 75% of which is to be contributed by Telefónica.

9.2.	Section 33 - Law No. 19,550 companies and related companies

Section 33 - Law No. 19,550 companies of Cointel

As of December 31, 2003, there are eighteen outstanding loan agreements executed between TISA (as lender) and Cointel (as borrower) as set forth in the table included below. These loans accrued interest at six-month LIBOR plus a differential between 8% and 9%, payable semiannually. The principal (except for what is described in reference (a) of the above-mentioned table) had a semiannual repayment term, renewable automatically unless

TISA notifies Cointel in writing its intention not to extend the contract at least three business days before expiration date.

During the fiscal year ended September 30, 2002, the Company and TISA executed an amendment to certain loan agreements whereby they agreed that TISA could determine, prior written notice, the conversion into principal of accrued interest as of each due date. During the fiscal year ended December 31, 2003, interest converted into principal under the above-mentioned loans amounted to US$12 million.

The detail of the loans is as follows:

Original agreement date	Last renewal date as of December 31, 2003	Maturity date	Principal as of December 31, 2003 (in millions of US$)
06-07-01	09-10-03	03-10-04	42.0
07-26-01	10-30-03	04-30-04	12.0
07-27-01	10-30-03	04-30-04	11.0
09-13-01	09-18-03	03-18-04	5.0
03-29-02	09-19-03	03-19-04	11.9
07-29-02	09-19-03	03-19-04	0.3
07-30-02	09-19-03	03-19-04	2.8
07-24-02	09-19-03	03-19-04	11.4
05-09-02	09-19-03	(a)	16.5	(a)
01-30-03	09-19-03	03-19-04	1.0
01-30-03	09-19-03	03-19-04	14.6
07-30-03	09-19-03	03-19-04	0.6
07-30-03	09-19-03	03-19-04	14.4
09-26-03	N/A	03-26-04	1.8
11-07-03	N/A	05-07-04	2.0
11-17-03	N/A	05-17-04	0.6
11-21-03	N/A	05-21-04	1.5
12-19-03	N/A	06-21-04	1.0

(a)	Amortization of this loan is in equal annual consecutive installments until April 30, 2007, except for the first one, which matured on October 30, 2002 (successively refinanced together with second installment, setting April 30, 2004 as their new maturity dates). As of December 31, 2003, the Company has classified such loan as current, taking into account the maturity date of the waiver mentioned below in this note.

As of December 31, 2003, the book value of the above-mentioned loans amounts to US$154.6 million (equivalent to 453 million as of December 31, 2003) of which US$150.6 million corresponds to the principal amount and approximately US$4 million to interests.

In obtaining the above-mentioned loans, the Company has undertaken certain commitments, mainly involving restrictions on the sale of assets and on the encumbrance of certain assets, on the Company or any of its affiliates becoming a party to mergers or acquisitions, with certain exceptions. In addition, the loans shall forthwith become due and payable upon the Company defaulting on any of the obligations undertaken under the loan agreement, changes in the Company’s controlling shareholders, the Company or its affiliates defaulting on their obligations in excess of euro 20 million, changes in the Company’s main business activity and should the Company or any of its affiliates lose the government licenses obtained and should the Company’s financial and economic position be altered in such a way that, based on the adverse nature thereof, could affect the Company’s ability to meet the terms and conditions assumed on such agreement, and should there be any restrictions affecting its ability to settle the payables to TISA. TISA has advised the Company that until September 20, 2004: (i) the effects of the Public Emergency System implemented in Argentina by Decree No. 1,570/01, Law No. 25,561, as supplemented and amended, in force shall not be considered as an event of default as defined under the loan agreement; (ii) TISA shall not consider that, as of such date, loans have become immediately due and payable due to the restrictions affecting the Company’s ability to settle the payables to TISA in connection with the loan agreements and (iii) shall not consider that debts have become due and payable for the Company’s failure to meet certain financial ratios established in most of the contracts. Regarding the maximum term provided by the abovementioned waiver, as of December 31, 2003, the Company has classified as current liabilities, maturing in September 2004, a loan of US$7 million (equivalent to 20 million at the exchange rate in effect at December 31, 2003), whose original maturity date was noncurrent. Additionally, some of the loan agreements in effect include acceleration events in case certain judicial or extra-judicial proceedings are filed for amounts in excess of certain net equity percentages of the Company or material subsidiary in accordance with the definition stipulated in such loan agreements. As of the date of issuance of these financial statements, the Company obtained a waiver in connection with those proceedings existing as of that date, subject to a condition that no other debt be accelerated on similar grounds, covering at least the current terms of those loans.

During the fiscal year and the three-month fiscal year ended December 31, 2003 and 2002, respectively, and the fiscal years ended September 30, 2002 and 2001, the Company accrued interest related to loan agreements with companies relating to Section 33 of the LSC for an amount of 39.5 million, 10 million, 21 million and 6 million (restated as described in Note 2.2.), respectively.

Additionally, during the fiscal years ended September 30, 2002 and 2001 the Company collected cash dividends for an amount of 213 million and 168 million (restated as described in Note 2.2.), respectively, from its investment in Telefónica.

During the fiscal year and the three-month fiscal year ended December 31, 2003 and 2002, respectively, and the fiscal years ended September 30, 2002 and 2001, the Company received administrative services from Telefónica for approximately 0,1 million of pesos, 24,000 pesos, 0,1 million of pesos and 0,1 million of pesos (restated as described in Note 2.2.), respectively. Additionally, during fiscal year ended September 30, 2001 the Company accrued interest with other related parties for an amount of 2.9 million (restated as described in Note 2.2).

Additionally, as of December 31, 2002, the Company maintained with Telefónica loans for approximately 3 million; and as of December 31, 2003, the Company maintained with TIHBV (one of the Company’s shareholders) other receivables for 1 million.

On May 20, 2003, Telefónica and TISA entered into an agreement whereby the former immediately assigned to TISA title to and all credit rights arising from the Company’s negotiable obligations acquired by Telefónica under the Offer to Exchange Telefónica-Cointel’s negotiable obligations upon consummation of the Offer to Exchange Cointel’s notes for Telefónica’s new notes as described in Note 7.3.1.b) (“Offer to Exchange Telefónica-Cointel”), with the notes being immediate and unconditionally accepted by TISA. Simultaneously with the assignment of credits mentioned above, TISA settled a portion of Telefónica’s financial debt (principal) to TISA as of that date. Consequently, following the consummation of the agreement described above, TISA became into the main holder of the Company’s negotiable obligations (see Note 7.3.3.). As of December 31, 2003, the Company´s negotiable obligations held by TISA amount to US$164.3 million and 30.9 million corresponding to Class A and Class B, respectively. Additionally, as of December 31, 2003, accrued interests of the mentioned negotiable obligations held by TISA amount to 19.1 million.

9.2.1.	Agreement signed by the Company’s Shareholders

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

9.2.2.	Telefónica’s commitments related to TCP (See Note 23.2.)

In July 1999, Telefónica supplied to the Argentine Government with performance guarantees to ensure TCP’s service coverage in Argentina under its PCS licenses in the amounts of US$22.5 million and 45 million (jointly with Telecom Argentina Stet France Telecom S.A. (“Telecom”)). As informed by TCP, the duties arising from its PCS licenses have been complied with. As of the date of issuance of these financial statements, the National Communications Commission (“CNC”) has not completed the technical audit related to the performance guarantees mentioned above. The outstanding performance guarantees denominated in foreign currency have been converted into pesos.

9.2.3.	Telefónica’s consolidated outstanding balances and transactions with related companies

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

Furthermore, Telefónica has signed a Management Agreement (“the Agreement”) with its operator and major shareholder TESA. Under this Agreement, the complete management of Telefónica is entrusted to the operator. Such agreement was automatically extended until April 2003 at TESA’s option. The management fee amounted to 9% of Telefónica’s “gross margin”, as defined in the Agreement. On October 30, 2002, TESA notified Telefónica that it intended to exercise the option to extend the duration of the Agreement for an additional period of five years to be counted as from April 30, 2003. In that respect, on July 30, 2003, Telefónica entered into a Supplement to the Agreement, which had been in force as of that date pursuant to successive extensions and in conformity with the clauses of the original agreement, pursuant to which the management fee as from May 1, 2003 was reduced to 4% of the gross margin.

On April 10, 2002, Telefónica’s General Ordinary and Special Shareholders’ Meetings approved an amendment to the corporate purpose of Telefónica. The corporate purpose was broadened for Telefónica to be able to engage in other types of businesses not strictly related to rendering telecommunications services, including: purchasing equipment, infrastructure, and telecommunications-related goods, as well as rendering any type of services, such as consulting and accounting, human resources and tax administration services. In view of the broadening of the corporate purpose, it is necessary to obtain the related authorization of the telecommunication regulatory authorities. The related request has been made to the SC and is pending. Therefore, the changes to Telefónica’s corporate purpose are subject to administrative approval by the SC.

During the fiscal year and the three-month fiscal year ended December 31, 2003 and 2002, respectively, the following transactions were made with the controlling shareholder of Telefónica and companies related to the parent (in millions of Argentine pesos):

	December 31,		September 30, 2002	September 30, 2001
	2003	2002 (1)
Management Fee:
Telefónica S.A. - Sucursal Argentina	86	24	147	271

Net income (loss) from goods and services:
TCP	101	24	137	157
TDA S.A.	38	5	37	16
Atento	(11)	(2)	(18)	(22)
Telefónica Ingeniería de Seguridad S.A.	(4)	(1)	(5)	(7)
Telefónica Data USA	(1)	(1)	(2)	—
Emergia Argentina S.A. (“Emergia S.A.”)	5	(2)	7
Emergia Uruguay S.A.	2	—	—	—
Adquira S.A.	(2)	—	—	—
C.P.T. Telefónica Perú S.A.	(1)	—	(9)	(7)
T-Gestiona	—	1	(4)	—
Telefónica S.A. – Suc. Argentina	(7)	—	—	(24)
TESA	(2)	(1)	(5)	(4)
Televisión Federal S.A.	(4)	—	(3)	(13)

	December 31,		September 30, 2002	September 30, 2001
	2003	2002 (1)
Telefónica Procesos y Tecnología de la Información S.A.	(3)	(1)	—	—
Telefónica Investigación y Desarrollo S.A.	(2)	(1)	(2)	—
Terra Network Argentina S.A.	(1)	—	(3)	(2)
CTC Mundo S.A.	(2)	1	1	—
Telefónica Sistemas S.A.	—	(1)	—	3
Pléyade Argentina S.A.	1	—	—	—
Telefónica del Brasil S.A.	1	(1)	1	—
Intelsat Ltd.	—	—	(1)	(16)
Banco República S.A.	—	—	(3)	(11)
Cablevisión S.A.	—	—	—	(5)
Amper S.A.	—	—	—	(1)
TLD Puerto Rico S.A.	—	—	—	(3)

Total	108	20	128	61

Net financial charges
TISA	(210)	(77)	(252)	(46)
TCP	—	1	1	—
Atento	1	—	—	—
Telefónica Holding de Argentina S.A.	—	—	1	—
Cointel	—	—	2	—
TESA	—	—	(7)	(7)
Banco República S.A.	—	—	—	(2)

Total	(209)	(76)	(255)	(55)

Purchases of goods and services
Telefónica Procesos y Tecnología de la Información	—	25	11	—
TDA S.A.	7	—	5	9
Telefónica Ingeniería de Seguridad	—	—	1	—
Telefónica Sistemas de Información S.A.	—	—	1	—
Telefónica Sistemas S.A.	—	—	—	2

Total	7	25	18	11

(1)	Three-month fiscal year.

As from April 30, 2001 and December 31, 2001 Cablevisión S.A. and Banco República S.A., respectively, are not longer companies related to Telefónica.

Telefónica’s and Telinver’s consolidated balances with the Operator (TESA) and other of the Company’s shareholders and other related companies as of December 31, 2003 and 2002 are (in millions of Argentine pesos):

	December 31,
	2003	2002
ASSETS
Trade receivables
CTC Mundo S.A.	3	6
Emergia Argentina S.A.	1	5
Katalyx Argentina S.A.	1	—
Atlántida Comunicaciones S.A. (“Atco”)	—	1
Adquira S.A.	1	—
C.P.T. Telefónica Perú	1	—
Emergia Uruguay S.A.	1	—

Total Trade receivables	8	12

	December 31,
	2003	2002
Other receivables
TCP	—	4
TDA S.A.	40	27
Cointel	—	3
T-Gestiona	4	5
TYSSA	—	1
Temarsa	2	—
Adquira S.A.	—	1
Atento	7	4

Total Other receivables	53	45

TOTAL ASSETS	61	57

LIABILITIES
Trade Payables
TESA	3	4
Telefónica S.A. - Sucursal Argentina (1)	76	76
Emergia S.A.	68	70
Telefónica Procesos y Tecnología de la Información	4	27
Emergia Uruguay S.A.	—	11
Telefónica Servicios Audiovisuales	1	1
C.P.T. Telefónica Perú	1	4
Televisión Federal S.A.	1	—
Telefónica Investigación y Desarrollo S.A.	5	1

Total Trade Payables	159	194

Bank and Financial Liabilities
TISA (2)	1,576	3,020

Total Bank and Financial Liabilities	1,576	3,020

Other payables
TESA	10	9
TCP	13	—
Atento	—	1
Telefónica S.A. - Suc. Argentina	2	—

Total Other payables	25	10

TOTAL LIABILITIES	1,760	3,224

(1)	Includes 76 million and 74 million as of December 31, 2003 and 2002, respectively, corresponding to liabilities by management fee.

(2)	See Note 7.3.3.

10.	COMMITMENTS

10.1.	IBM – Telefónica Contract

On March 27, 2000, Telefónica’s Board of Directors approved, considering the benefits foreseen by Telefónica based on the proposals received, the outsourcing through IBM of the operation and maintenance of the infrastructure of certain Telefónica’s information systems. Telefónica, TCP, Telinver and TDA (referred to jointly herein as “the Companies”) have executed certain contracts (the “Contracts”) with IBM whereby the operation and maintenance of the information technology infrastructure is outsourced to IBM for a six and a half-year term. Also, under this agreement, the Companies transferred gradually to IBM the assets used to render the services outsourced under the Contract. In consideration for the assets transferred, IBM paid 37.5 million, and has the obligation to renew the assets transferred periodically. Telefónica transferred such assets during August 2000. The agreement included that at contract expiration, IBM shall transfer to the Companies for a fixed price, the assets at such date dedicated to providing the services. On the other hand, IBM has hired the personnel of some of the companies that had been assigned to render the services. Over the duration of the Contracts, the companies shall pay IBM decreasing monthly installments in consideration for the base line services to be received under the Contracts, and other charges for the use of additional resources. The total contract amount, which for Telefónica and Telinver was US$213 million and the above-mentioned fixed price for the transfer of assets, have fallen within the scope of the legal provisions applicable to contracts denominated in dollars described in Note 20. The charges for the service received during the fiscal year and the three-month fiscal year ended December 31, 2003 and 2002, respectively, and the fiscal years ended September 30, 2002 and 2001, arise from final agreements between the parties regarding the value of the services received. Pursuant to a supplementary agreement between the parties, one of the points agreed upon by Telefónica includes paying IBM for the services rendered under the Agreement, from January through December 2003, 16.2 million (plus CVS adjustment if applicable) and US$12.3 million, in twelve equal monthly installments.

10.2.	Other

Telefónica signed contracts covering works to be executed in the outside and inside plant, of which approximately 30 million are pending.

11.	TARIFF SYSTEM

11.1.	Tariff agreement

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

The National Executive Power, by means of Decree No. 293/02, dated February 12, 2002, entrusted the Economy Ministry with the renegotiation of such agreements, including agreements that govern the provision of basic telephony services. The contractual renegotiation proposals were to be submitted to the National Executive Power within 120 days after the effective date of this Decree. Telefónica fulfilled the filing of the information required by the Government, which included proposals to overcome the emergency.

Subsequently, various regulations were issued extending the term established for the Ministry of Economy to submit to the National Executive Power proposals to renegotiate the agreements subject to Section 8 of Law No. 25,561.

In the opinion of Telefónica’s Management and its legal counsel, the deep changes in the Argentine economic model experienced since the beginning of 2002, including the enactment of the Economic Emergency Law, the depreciation of the Argentine peso against the U.S. dollar, the increase of domestic prices and the de-dollarization of rates, constitute extraordinary economic events that modified the economic and legal framework established by the Convertibility Law, have significantly changed the economic and financial equation and so justify an adjustment of the rate scheme in light of the current prevailing circumstances, such adjustment being fully in agreement with the principles set forth in the List of Conditions and the Transfer Contract, so as to ensure a regular, continued and efficient service supply.

The Transfer Contract contemplates the possibility of automatically adjusting rates in view of extraordinary unforeseen events as therein defined, or events or acts by the Government that materially affect the original economic and financial equation contemplated in the Transfer Contract. The Transfer Agreement also establishes that Telefónica shall receive compensation from the Argentine Government when extraordinary events take place, including Argentine Government decisions such as tariffs freezing and price controls, as well as the procedures to be applied to obtain the referred compensation.

In accordance with the foregoing, the proposal filed by Telefónica to the Government consists of the reinstatement of the rate scheme committed under the Transfer Contract, which provides rates denominated in pesos restated by applying the monthly Consumer Price Index (“CPI”) prevailing in Argentina, or in the case of significant differences between it and the variation of the U.S. dollar, by applying a polynomial formula that considers 40% of the monthly variation in the price of the U.S. dollar and 60% of the variation of the monthly CPI in Argentina, that had been set aside by the advent of the Convertibility Law and Decree No. 2,585/91. In addition, based on the above, Telefónica proposed alternative approaches to achieve that objective, in particular to manage the transition from the current rates to those resulting from the application of the Transfer Contract.

According to the Emergency Decree No. 120/03 issued by the National Executive Power on January 23, 2003, the Government may provide for interim tariff revisions or adjustments as may be deemed necessary or convenient for the purpose of ensuring the continued availability, safety and quality of services provided to users under these contracts until the process of renegotiation of public service contracts and licenses required for in the Public Emergency Law.

On January 29, 2003, the Argentine Government issued Decree No. 146/03, establishing a transitional adjustment in the electric light and natural gas supply rates. However, such measure has been challenged in court and has been suspended by a court order. As part of the renegotiation process mentioned in preceding paragraphs, Telefónica has also applied for a transitional adjustment in tariffs, but no decision has been made yet.

On July 3, 2003, through Decree No. 311/03, a Renegotiation and Analysis of Public Utilities Agreements Unit was created, which shall be headed by the Ministers of Economy and Production, National Planning, Public Investment and Services. This Unit will be in charge of carrying out the renegotiation process through the Renegotiation of Public Works and Services Agreements Committee created by Decree No. 293/02.

On October 21, 2003 the National Executive Power signed into effect Law No. 25,790. This law sets forth that the term to renegotiate the agreements for public works and utilities is to be extended until December 31, 2004. The National Executive Power shall be party responsible for submitting the proposal to Congress, which will have to communicate its decision within a period of 60 running days counted from the date of reception. In the event such period expired without Congress having reached a solution, the proposal shall be deemed accepted. If the proposal was rejected, the National Executive Power shall resume the process to renegotiate the respective agreement.

This rule establishes that the decisions adopted by the National Executive Power in this renegotiation process shall not be limited by, or subject to, the stipulations contained in the regulatory frameworks currently governing the concession or licensing agreements for the respective public utilities. Renegotiation agreements may cover partial aspects of concession or licensing agreements, contain formulas to adjust such agreements or temporarily amend them and include the possibility of agreeing upon periodical reviews, as well as the establishment of conditions that must be met by the quality parameters applied to services.

If there were temporary amendments, they should be taken into consideration in the terms of the final agreements reached with concessionaires or licensees. The legal provisions do not authorize licenses of public utilities to suspend or alter compliance with their duties.

In the opinion of Telefónica´s Management and its legal counsel, in conformity with the general principles of administrative law applicable to the Transfer Contract and the List of Conditions, future tariffs are to be established at a level deemed sufficient to cover the costs of the service in order to maintain a regular, continuous and efficient supply of the telephony services as set forth in the legal framework governing the Transfer Contract. However, it cannot be assured that the Argentine Government shall adopt Telefónica’s position with respect to the effects of the current situation in connection with such Transfer Contract covenants. It is possible that this tariff regime shall not maintain the value of tariffs in U.S. dollars or in constant pesos with respect to any prior increase or possible future increase in the general price level. If, as a result of the above mentioned renegotiation, future rates evolve at a pace that does not allow restoring the economic and financial equation that both the List of Conditions and the Transfer Contract intend to preserve, such rate system would have an adverse impact on Telefónica’s financial condition and future results. As of the date of issuance of these financial statements, Telefónica’s Management cannot predict the final outcome of the renegotiation required by the Public Emergency Law or the tariff regime to be effective in the future or when such outcome shall take place.

In accordance with Resolution No. 72/03, in February 2003 the Ministry of Economy approved a methodology to calculate and transfer to Telefónica’s customers the impact of the tax on checking account transactions imposed by Law No. 25,413 paid by Telefónica as from the date in which Resolution No. 72/03 comes into force. Resolution No. 72/03 expressly refers to the Transfer Contract as the basis for the approval of such method. Telefónica considers that the position taken by the Ministry of Economy in this Resolution is consistent with the proposal submitted regarding its rights under the Transfer Contract. In accordance with Resolution No. 72/03, all taxes paid before that date are included in the contractual renegotiation imposed by the Public Emergency Law.

11.2.	Price Cap

Under the rate regulation mechanism in effect known as Price Cap, Decree No. 264/98 provided a 4% reduction (in constant U.S. dollar terms) in rates, in terms similar to the method provided by point 12.5.1. of the List of Conditions, to be applied during each year of the transition period to basic telephone service rates; and 90% of such reduction to be applied to domestic long distance services. Telintar and now Telefónica as its successor, has applied the same 4% reduction to international rates.

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

i)

Price Cap for the year 2000/2001: the SC established that the rate reduction for the period November 2000/2001 would amount to 6.75%. The reduction would be applied through: a) discount plans that were effective as from March 2000 (commercial and government basic rates, local measured service, and the application of certain preferential rates for internet access), the non-application of charges set forth in Resolution No. 2,926/99 until November 8, 2001 and the non-application over the year of the two semiannual adjustments to the pulse value for the U.S. Consumer Price Index; b) given that such plans were brought into effect ahead of schedule, the accumulated effects of the above-mentioned rate reductions would be applied to the computation of Price Caps for the periods beginning November 2000, 2001 and 2002 adjusted at an interest rate of 12% per year; and c) furthermore, it was established that the difference between the effect of the discounts already granted and that of a 6% reduction would be applied on November 8, 2000 across different items of the tariff structure, and the additional 0.75% reduction would be applied as defined by the Licensees.

ii)	Price Cap for the year 2001/2002: the SC established that the efficiency factor for the Price Cap applicable for the period November 2001/November 2002 would amount to 5.6%. This rate reduction is to be implemented through: a) the non-application of the two adjustments to the pulse value by the U.S. Consumer Price Index for the year, adjusting the effect as of November 8, 2001 at the 12% annual rate in order to measure it against the total expected 5.6% reduction, any balance resulting from the non-application of the adjustment to the value of the telephone pulse in the period 2000/2001, as well as any balance remaining in respect of a variety of items included in the 2000/2001 price cap; c) any unapplied price cap portion remaining after the rate reductions mentioned in a) and b) above with respect to the 5.6% rate reduction, should be applied in the following manner: 70% as provided by Telefónica, 15% to the local service, and 15% to other services as required by the SC, other than monthly basic charges and the local measured service.

iii)	Price Cap for the year 2002/2003: the SC established that the efficiency factor could not exceed 5%, but it did not set its value.

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

On the other hand, in relation to the complaint filed by Consumidores Libres Cooperativa Limitada de Provisión de Servicios Comunitarios (“Consumidores Libres”), mentioned in Note 12.c), on October 4, 2001, Court Room IV of the Federal Appellate Court on Administrative Contentious Matters of the City of Buenos Aires awarded a precautionary measure requested by the plaintiff ordering the National Government, Telefónica and Telecom “to refrain from applying the corrections set forth in Section 2 of the Agreements approved by Decree No. 2,585/91 until final judgment is rendered in the case”, which meant that the rates could not be adjusted by the U.S. consumer price index.

In the opinion of Telefónica’s Management and its legal counsel, the outcome of the issues related to the price cap and the complaint filed by Consumidores Libres could exclusively affect the maximum rates for future services that Telefónica is authorized to charge its customers regarding services, areas, or customers in which the government did not declare the existence of effective competition. As of December 31, 2003, these maximum rates are determined by applying to rates effective as of November 7, 2000, the discounts applied in order to implement the price caps related to November 8, 2000, and November 8, 2001, under the above-mentioned agreements.

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

11.3.	Tariff restructuring

The tariff restructuring granted by Decree No. 92/97, effective on February 1, 1997, established an increase in the price of the monthly basic charge and in domestic service rates, and a decrease in the rates for domestic long distance and international services and for Telefónica’s local and domestic long distance public phone service for longer distances. The net impact of the rate restructuring was to be neutral on revenues during two years after its effectiveness. On December 1, 1999 the SC has issued Resolution No. 4,269/99, which established the SC’s final determination of the impact of the tariff restructuring as an excess in revenues of 18 million, in currency units of that date, (which had previously been provisionally determined by the SC in 14 million). In accordance with Resolution No. 18,968/99, the SC’s Resolution No. 4,269/99 also states that the SC will determine the form and time of implementation of the future rate reduction to compensate such excess revenues. Telefónica has filed an appeal for revision of this resolution, on the grounds that the calculation method used by the SC to determine the impact of the tariff restructuring established by Decree No. 92/97 has defects and should be challenged. As of the date of these financial statements such appeal has not been resolved.

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

12.	LAWSUITS AND CLAIMS

a)	Labor lawsuits attributable to ENTel

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

As of December 31, 2003, the claims filed against Telefónica including accrued interest and expenses with respect thereto totaled approximately 91 million (in historical currency). Telefónica has not booked an accrual for possible adverse judgments in such legal actions since (a) in the Transfer Contract, ENTel has agreed to indemnify Telefónica in respect of such claims and (b) the Argentine Government has agreed to be jointly and severally liable with ENTel in respect of such indemnity obligations and has therefore authorized Telefónica to debit an account of the Government at Banco Nación Argentina for any amount payable by Telefónica. Under the Debt Consolidation Law, ENTel and the Argentine Government may discharge their above-described indemnity obligations by the issuance to Telefónica of 16-year bonds. As of December 31, 2003 Telefónica has paid approximately 6.8 million (in historical currency) in cash for the above-mentioned claims. Telefónica initiated a claim for indemnification and reimbursement in connection with this matter. The case is being argued in court, and no ruling has yet been issued.

Court decisions have followed the precedent laid down by the Supreme Court of Justice in the area of joint liability in labor matters mentioned in the second paragraph, criteria that Telefónica and its legal counsel consider that will apply to pending cases. Notwithstanding this and the instruments that may be used by the Argentine Government to reimburse the amounts that would be paid, given the obligation incurred by the Argentine Government in the List of Conditions and in the Transfer Contract, on the one hand, and on the basis of the opinion of Telefónica´s legal counsel regarding the possible amount for which existing claims may be resolved, on the other, in the opinion of Telefónica´s Management and its legal counsel the final outcome of the issue should not have a material impact on Telefónica’s results of operations or financial position.

b)	International Telecommunication Union Debt (“UIT”)

On July 29, 2003, Telefónica received a communication sent by the CNC requesting Telefónica and Telefónica Larga Distancia Argentina S.A. (“TLDA S.A.”) to deposit 51 million (that includes principal and interest as of July 31, 2003), which, according to such note, corresponds to the savings obtained, plus interest, by such companies through reductions in employers’ social security contributions approved by Decree No. 1,520/98 and supplementary standards, that were applied to the salaries of such companies’ personnel in the period April 1999 through June 2001. Pursuant to Resolution SC No. 18,771/99, these savings were to be applied to the execution of programs or promotional projects in the framework of the presidential initiative “argentin@internet.todos“, to be managed by the UIT. Telefónica, both with respect to its own operations and as successor of the rights and obligations of TLDA S.A. has recorded a liability related to these savings for the outstanding principal amounting to 21 million (see Note 3.1.j), which Telefónica understands is its total liability as of December 31, 2003. In the opinion of Telefónica’s Management and its legal counsel, Telefónica has solid grounds to hold that this liability should not be considered in delinquency and so was reported to the CNC in a note dated August 13, 2003 in which it challenges the settlement made by such agency and asks for a remanding of proceedings to the corresponding organism.

c)	Other

Consumidores Libres initiated a legal action against Telefónica, Telecom, Telintar and the Federal Government. The object of this action is to declare the nullity, unlawfulness and unconstitutionality of all standards and rate agreements issued since the Transfer Contract, Consumidores Libres’s objective being to have the rates of the basic telephone service reduced and the amount supposedly collected in excess refunded, limiting them in such a way that the Licensees´ rate of return should not exceed 16% per annum on the assets as determined in point 12.3.2. of the List of Conditions approved by Decree No.62/90. Also, other points of Telefónica’s contracting policy have been called into question.

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

13.	RULES GOVERNING THE PROVISION OF BASIC TELEPHONE SERVICES

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

Under Resolution No. 983/2002, the CNC imposed a penalty on Telefónica consisting of a fine of 680,000 (historical pesos) for alleged breach of the General Basic Telephone Service Regulations (“GBTSR”), and further imposed several other related obligations on Telefónica, mainly related to the restitution of those services affected by stolen cables. The referred penalty was appealed by Telefónica. In the opinion of Telefónica´s Management and its legal advisors, the referred breach lacks of legal grounds for the sanction to succeed, as: a) the theft of cables is an event of force majeure that releases Telefónica from liability; b) Telefónica had reinstated more than 90% of the services affected by theft; c) there were sufficient public telephones installed and in operation in the affected areas so as to warrant effective service supply, and certain steps had been taken with the security forces so as to safeguard the integrity of the cables; d) Telefónica was reimbursing customers for non-service days and had timely answered each of the CNC’s requests for information.

In the context of the transition to competition in telecommunications, the National Executive Power and the SC have issued the following resolutions:

•	National Executive Power Decree No. 764/2000, which approved the Rules for granting of Licenses for Telecommunications Services, the Rules for Interconnection and the Rules for Management and Control of Radioelectric Spectrum, that constitute the current regulatory framework applicable to Telefónica. See Note 6.

•	Decree No. 764/2000 repealed Resolutions No. 18,971/99 and 16,200/99 and approved the Universal Service rules and regulations to promote the access to telecommunications services by customers either located in high-cost access or maintenance areas, or with physical limitations or special social needs. Such rules and regulations effective from January 1, 2001, establish that the deficit for the provision of these services will be financed through the payment by all telecommunications providers (including Telefónica) of 1% of total revenues for telecommunications services net of taxes, the “Universal Service Fund”. As of the date of these financial statements, the SC has not defined the mechanism through which Telefónica should recover the cost incurred for rendering these services.

•	The SC issued Resolution No. 18,927/99, establishing, once the transition to competition in telecommunications ended, the deregulation in the provision of goods, services and works required by the licensees of Basic Telephone services.

Pursuant to Resolution No. 75/2003 published in the Official Bulletin on February 6, 2003, the Ministry of Economy introduced amendments to the “Long Distance Dialing Carrier Selection Rules” approved by Resolution No. 613/2001 of the then Ministry of Housing and Infrastructure. Mobile and fixed operators must have the Dialing Carrier Selection system available within 120 calendar days following the publication of such resolution in the Official Bulletin. To date of issuance of these financial statements, not a single carrier has requested this service. (See Note 11.)

14.	PATRIOTIC BOND AND TAX CREDIT CERTIFICATES

14.1.	Patriotic Bond

In May 2001, under the scope of Decree No. 424 from the National Executive Power dated April 10, 2001, Joint Resolution 63/01 (Treasury Secretary) and 23/01 (Finance Secretary), as supplemented, Telefónica executed a Patriotic Bond subscription commitment (bond issued by the Argentine Government) for a total amount of US$30 million, which was completely paid in that month. This bond is denominated in US dollars, is made out to bearer, and is negotiable in local and foreign stock markets. It will be amortized in 5 equal and successive quarterly installments payable from May 11, 2003 through May 11, 2004. It accrues interest equivalent to the average obtained from the 30 days immediately preceding each monthly interest period (including the first day of each period) of the B.C.R.A. survey for fixed-term deposits in private banks with a term from 30 to 35 days and higher than US$1 million, plus an annual 4.95%, payable on a monthly basis past the due date. Issuance clauses allow using this security to pay Federal taxes in the event that amortization and /or interest are not paid by the provided due dates. Since the federal Government has not paid off since January 2002 the related interest on such bond, Telefónica applied such interest against taxes until the suspension described below. As of December 31, 2003 this bond has been disclosed under “Other receivables” in view of its intended use.

Under Decree No. 1,657/02, the National Executive Power arranged to suspend from September 6, 2002 the payment of national tax liabilities with Government debt securities, one of which is the Patriotic Bond.

Subsequently, under Decree No. 2,243/02, established an 80 million monthly quota for the application of tax credits originated in the interest coupons related to the Government debt securities previously mentioned. In allotting this quota, the Treasury Secretary implemented monthly tenders in which the holders of the abovementioned securities could file bids to the Treasury Secretary for cancellation of national tax liabilities. Under that regime, the Treasury Secretary was in charge to allot the quota among such bids that proposed the largest amount of pesos until completing the referred quota. Through Decree No. 1,264/03 published by the Official Bulletin on May 22, 2003, the principal coupons corresponding to such bonds were included in the regime established by Decree No. 2,243/02. As concerns overdue outstanding principal coupons, Telefónica adopted the same policy as with interest coupons, by including them in the above mentioned tender and quota mechanism.

However, the tender regime described above has been suspended as from October 2003, as a result of Resolutions No. 134, 165 and 186 by the Treasury Secretary. The last resolution mentioned above established the suspension of the tender regime for a term of 60 days counted as from the date of the publication in the Official Bulletin on November 26, 2003. Pursuant to the above mentioned Resolution, No. 186, in effect until January 28, 2004, Telefónica could no longer apply principal or interest coupons against taxes payables as from October 2003.

Telefónica has valued and disclosed its holding of the Patriotic Bond taking into account the events mentioned in the previous paragraph and considering that the Argentine Government has included it on the listing of bonds eligible for sovereign debt restructuring (see Note 2.5.c).

14.2.	TCC

During August 2001, under the legal framework of Decree No. 979/01, Telefónica signed a TCC subscription agreement for a total amount of US$15 million, which was fully paid. Under the provisions of Decrees No. 410/02 and No. 471/02, as from February 3, 2002, these certificates, originally denominated in US dollars, were converted into pesos at the $1.40 = US$1 exchange rate (increasing the amount of the subscription to 21 million), the CER being effective as from that date (the mentioned benchmark amounts to 46% as of December 31, 2003). Such book entry certificates accrue interest at a maximum annual nominal rate of 2% (as from February 3, 2002, under Decree No. 471/02) on the original nominal value balances and may be applied at their technical value (principal plus interests) against VAT or income tax or any other substituting or replacing tax, both for payment of tax returns and for prepayments. Such tax obligations may be honored by compensating 25% of the total of such certificates upon each expiration date as from January 1, 2003, July 1, 2003, January 1, 2004 and July 1, 2004. Any TCC not totally or partially used in the manner foreseen above may be applied, after 1 year has elapsed from each of such dates, to settle other tax liabilities payable to the AFIP, whether own or third parties’. After expiration of 90 days after each of the dates mentioned above and until December 31, 2006, any unused tax credit certificate will be freely transferable, whether fully or partially. The Federal Government may redeem, fully or partially, any unused amount of the TCC after June 30, 2005, at their technical value as of the prepayment date. Otherwise, any unused balance of the TCC as of December 31, 2006, will be prepaid by the Federal Government at their technical value as of that date.

The procedure for application of tax credit certificates issued under Decree No. 979/01 was published in the Official Bulletin and came into effect on January 23, 2003, through Resolution No.38/2003 of the Ministry of Economy.

The tax authorities have regulated the above measure mentioned by issuing Resolution No. 1,433/03 published in the Official Bulletin on February 4, 2003. This resolution regulates the requirements, formalities and conditions to be met to use TCC to settle tax liabilities.

In conformity with such regime, in February 2003, August 2003 and February 2004, Telefónica settled tax liabilities by applying the total amount of tax credit certificates corresponding to the first, second and third installment.

15.	EXECUTIVE INCENTIVE PROGRAM AND STOCK PURCHASE

On August 9, 2000, Telefónica decided to approve an incentive program (the “TOP” Program) initiated following a framework plan designed by TESA for certain TESA group executives, consisting of granting stock options of TESA (the indirect controlling shareholders of Telefónica) to 17 of Telefónica’s top executives who are bound to hold them for the Program term. During May 2001, each executive signed the incentive program agreement and bought a predetermined number of TESA shares at market price to assign them to the Program. The executives were granted a number of TESA stock options at a given strike price, adjusted for dilution, currently equivalent to 13.9420 euro per share, equal to ten times the number of shares purchased and assigned to the Program, plus a number of TESA stock options at another given strike price, adjusted for dilution, currently equivalent to 20.9106 euro per share, equal to ten times the number of shares purchased and assigned to the Program. The program term was three years during which the options may be exercised no more than three times, and the last exercised date of the Program was September 25, 2003. At the end of the program, the eligible shares were 17,481 which involved a total amount of 349,620 options that corresponds to a total of 11 executives of Telefónica. As the listed value of TESA’s share was lower than strike prices, these options were not exercised. The total cost of the program for Telefónica is 2.4 million euro, based on the market value of the options on the grant date. This amount was recognized as expenses on a straight-line basis over the term of the program, in “Salaries and social security taxes and other payroll expenses” in Note 25.h).

TESA approved a program whereby all Telefónica employees who chose to participate acquired a number of TESA shares, which number was based on their annual compensation, for the equivalent of 5 euro per share. In addition, TESA granted the participants 26 stock options for every TESA share purchased at a strike price of 5 euro per option. The actual number of options eligible for exercise depends on the appreciation, if any, of the stock price of TESA over the reference value established at 20.50 euros (originally 24.50 euros). The program term is four years and participating employees may exercise the options granted on three different occasions during such four-year term.

The benefits under this program are contingent on the participants continued employment with the Telefónica group, i.e. they may not unilaterally and voluntarily terminate their employment with the group before the exercise date without losing the benefits under the program. Since the above benefits are granted by TESA directly, this program does not involve any expenses to Telefónica. The options under the program corresponding to Telefónica and Telinver’s personnel as of December 31, 2003 and 2002 total 2,504,580 and 2,679,820, respectively, involving a total amount of shares of 96,330 and 103,070 as of those dates.

16.	TELEFONICA’S BUSINESS SEGMENT INFORMATION

On the basis of the nature, production process, distribution method and differential regulations, for the purpose of the information requested by Professional Accounting Principles, Telefónica has identified two reportable segments: i) related to Telefónica’s telecommunications activities, regulated by the SC and the CNC, and derived from the use of the network and related equipment: the supply of telecommunications services segment, which includes Telefónica de Argentina S.A.’s operations and ii) the publication of telephone directories (Yellow Pages) and call center operations segment included in Telinver’s operations.

	Basic Telephone Services		Yellow Pages Services and Call centers	Consolidation adjustments/ reclassifications (1)	Total
December 31, 2003
Net revenues to unaffiliated customers	2,683		67	—	2,750
Net intersegment revenues	12		1	(13)	—

Total Net Revenues	2,695		68	(13)	2,750

Net Income	394		11	—	405
Depreciation of fixed assets and intangible assets	1,304		5	—	1,309
Investment on Fixed assets and Intangible assets	205		—	—	205
Total Assets	8,209		111	(7)	8,313
Total Liabilities	5,397	(2)	145	(7)	5,535
Investments in equity method investees	2		—	—	2

(1)	Corresponding to elimination of intersegment balances and operations.

(2)	Net of liabilities related to Telefónica’s investment in Telinver.

	Basic Telephone Services	Yellow Pages Services and Call centers	Consolidation adjustments/ reclassifications (1)	Total
December 31, 2002 (2)
Net revenues to unaffiliated customers	585	39	—	624
Net intersegment revenues	7	—	(7)	—

Total Net Revenues	592	39	(7)	624

Net Income	286	(29)	—	257
Depreciation of fixed assets and intangible assets	314	4	—	318
Investment on Fixed assets and Intangible assets	45	—	—	45
Total Assets	9,522	110	—	9,632
Total Liabilities	7,112	155	(49)	7,218
Investments in equity method investees	5	—	—	5

(1)	Corresponding to elimination of intersegment balances and operations.

(2)	Three-month fiscal year.

17.	AUDIT COMMISSION

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

18.	RESTRICTED ASSETS

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

In the opinion of Telefónica’s Management, the above mentioned restriction will not have a significant effect on Telefónica’s operations.

19.	CORPORATE BOOKS

On February 12, 2003, the Company complied with a subpoena issued by a federal court, related to the claim No. 78,241/2002, requiring the filing with the court of its corporate books for periods after July 1999. Because the Company is not a party to and has not been advised of the nature of the action, in the opinion of the Company’s Management, the court order is connected with a procedural requirement and will not have any effect on the Company’s financial condition or results.

As the above mentioned corporate books were held by the federal court, the Company had new books registered as from October 9, 2003.

20.	EFFECTS OF THE DEVALUATION OF THE ARGENTINE PESO IN 2002 AND OTHER CHANGES IN THE ECONOMIC CONTEXT

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

As a result of the above, since early 2002, the exchange rate with the U.S. dollar has increased compared to the Argentine Peso (the parity was originally US$ 1 = $ 1). As of December 31, 2003 the increase was 193% (US$ 1 = $ 2.93).

Other regulations were issued subsequently, amending some of the above mentioned regulations. The main aspects of such other regulations as of the approval of these financial statements are:

(a)	the conversion into pesos of most obligations, whatever their cause or origin, to provide sums of money within the financial system stated in U.S. dollars or other foreign currency outstanding at the time of enactment of Law No. 25,561, as well as bank deposits in foreign currencies within the financial system; deposits were converted at the exchange rate of US$1 = $1.40, while obligations stated in foreign currency undertaken in Argentina until January 6, 2002, were converted at the exchange rate US$1 = $1; the deposits and debts thus converted into pesos are to be adjusted by the CER (that will be published by the BCRA; such coefficient is to be applied as from February 3, 2002 (publication date of Decree No.214/02) or the wage adjustment index (“Coeficiente de Variación de Salarios” – CVS-), depending on the nature of the obligation, plus a minimum set interest rate for deposits and a maximum rate for loans;

(b)	issuance of bonds by the Argentine Government to compensate financial institutions for the difference generated by the application of the exchange rates mentioned above;

(c)	de-dollarization of most obligations not involving the financial system originally denominated in foreign currency and governed by Argentine law, as of January 6, 2002 at a $ 1 = US$ 1 rate and subsequent adjustment through the CER in the terms described in (a), or the CVS, depending on the nature of the obligation, plus an equitable adjustment in certain cases, that is to be agreed between the parties or, as the case may be, claimed at judicial courts. As from enactment of the Asymmetric Compensation Law, the Government established the elimination of the CVS as from April 1, 2004. As from that date the CVS will be replaced by the annual interest rate agreed in the original contract, and if such interest is higher than average interest rates in the financial system, a rate set by the BCRA will be applied;

(d)	de-dollarization of public service rates, which had been originally agreed upon in U.S. dollars, at a $1=US$1 rate and subsequent renegotiation on a case-by-case basis; and authorized the National Executive Power to renegotiate the above contracts taking into account the impact of the rates on the competitiveness of the economy and the distribution of income, service quality and investments plans, the interest of users and access to the services, the security of the comprised systems and the profitability of the companies (see Note 11.).

(e)	following recent actions by the BCRA seeking a gradual normalization of the local foreign exchange market, effective January 8, 2003, prior authorization from the BCRA is no longer required to transfer funds abroad for payment to foreign beneficiaries of profits and dividends reported as payable under approved financial statements certified by an independent auditor.

In connection with the remittances abroad aimed at paying principal or interest of financial debts with foreign creditors, the requirement of obtaining the BCRA approval, provided such payments are not made prior to 15 days of the due date (business days in the case of principal payments) was eliminated. In the case of repayment of debts disbursed as from September 3, 2002, the referred repayment shall not require authorization, provided funds have been settled in the exchange market, with certain exceptions. It is required that for the payment of both principal and interest, the applicable information and documentation requirements established by the participating institution be complied with. In addition, the advanced repayment of principal is allowed, provided the amount in foreign currency applied to settle the debt does not exceed the current value of the debt percentage that is being settled.

Where the payment of principal and interest is part of debt restructuring processes with foreign creditors, the advanced repayment does not require the prior authorization of the BCRA, although in the case of payments of principal, it is required that the new indebtedness terms and conditions and the cash payment do not imply an increase in the indebtedness current value.

On the other hand, Decree No. 285/03, in force since June 30, 2003, sets forth the requirement of recording inflows, outflows and trading of foreign currency with the BCRA and it also determines that inflows to the local markets can only be remitted abroad after 180 running days from the settlement of foreign currency amounts in the exchange market, except for foreign trade transactions and direct foreign investments.

(f)	suspension of dismissals without right cause until March 31, 2004 and penalization, whereby the amount of the termination pay provided for in labor regulations would be double, except for employees hired on or after January 1, 2003;

(g)	suspension for two years of the law on deposits intangibility or until the time the National Executive Power considers the financial emergency to be concluded;

(h)	under Law No. 25,820, the national public emergency was postponed until December 31, 2004;

(i)	Decree No. 1,269/02 has suspended the enforcement of clause 5 of section 94 (mandatory dissolution from loss of capital due to accumulated losses) and section 206 (mandatory capital stock reduction from losses equivalent to reserves and 50% of capital) of the Argentine Business Association Law, until December 10, 2003. On December 23, 2003, the Federal Executive Power issued Decree No. 1,293/03 which extended the suspension established by Decree No. 1,269/02 until December 10, 2004.

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

The Company has prepared these financial statements, using its best estimates as to the possible effect of the above discussed matters, primarily, among others, the effects of the de-dollarization of rights, receivables and liabilities into pesos.

On the other hand, and as a consequence of the changes implemented from January 2002 to December 2003, there was an increase in the Argentine consumer price index of 46.1% and an increase in the Argentine wholesale price index of 122.4% according to the information provided by INDEC.

The effects of the governmental measures over the Company’s and Telefónica’s financial position, over the recoverability of the Company’s goodwill related to its investment in Telefónica and over Telefónica’s assets are further disclosed in Notes 2.5.g), 2.5.i), 2.5.m), 4., 7., 11. and 14.

21.	FINANCIAL TRUST

On November 21, 2003 the Company subscribed certificates of participation for 1.5 million in the trust called “Proyecto de Inversión y Desarrollo: Complejo Industrial Nacional de las Telecomunicaciones 2003” to be used for extending loans to finance projects related to the production of goods or the supply of services in the telecommunications industry. The Company is both trustor and beneficiary of the trust and Banco de Inversión y Comercio Exterior S.A. (BICE) acts as trustee.

22.	FINANCIAL POSITION

As of December 31, 2003, the Company carries accumulated losses amounting to 2,408 million. Consequently, the Company is encompassed under the conditions for mandatory capital stock reduction set forth in Section 206 of the LSC. However, Decree No. 1,293/03 dated December 23, 2003, extends the suspension of the enforcement of Section 206 of LSC established by Decree No. 1,269/02 until December 10, 2004.

The Company Management is continually analyzing its financial position and will assess the measures that could be required in the future according to the legal framework in effect in Argentina.

23.	CORPORATE REORGANIZATION

23.1.	Tender offer for Telefónica shares

On January 12, 2000, TESA launched a tender offer for the stock of Telefónica whereby TESA offered to exchange for its own stock any and all Telefónica Class B shares not already directly or indirectly held by TESA. Telefónica shares subject to TESA tender offer represented 48.2% of Telefónica capital stock at that moment. As a result of the above-mentioned exchange of shares, and the transactions described in Note 9.2.1. -”Agreement signed by the Company’s Shareholders”-, 98% of Telefónica Common Capital Stock is indirectly controlled by TESA.

23.2.	Telefónica reorganization

As a consequence of TESA’s plan to reorganize of its group operations by line of business, on January 30, 2001 and March 30, 2001, the Company’s and Telefónica’s Board of Directors and Telefónica’s Special Shareholders’ Meeting, respectively, resolved to reorganize some of its businesses.

After the above-mentioned reorganization, Telefónica, and consequently the Company, no longer holds an interest in TCP, TDA and TYSSA, whose businesses had previously been reorganized. According to the Board of Directors and the Special Shareholders’ Meetings of Telefónica and the above-mentioned subsidiaries, Telefónica’s equity interests in the above-mentioned former subsidiaries were spun-off (and therefore Telefónica’s capital stock was reduced) and those equity interests were merged into certain companies indirectly controlled by TESA (those companies operating the related specific business lines – Mobile and Data).

Furthermore, as approved by the Company and Telefónica’s Board of Directors and Telefónica’s Special Shareholders’ Meeting, the minority shareholders that are not related to TESA exchanged their Telefónica’s shares for shares of the companies into which the spun-off businesses were merged, in proportion to their interest in Telefónica. As a result of the capital reduction caused by the spin-off, the shares exchanged by the minority shareholders were cancelled, and minority shareholders hold an equal equity interest percentage in Telefónica and in the companies into which the spun-off businesses were merged. Registration in the Public Registry of Commerce of the above mentioned reorganization, became effective November 16, 2001 and the share exchange mentioned above was completed on December 12, 2001. Telefónica acquired, at their listing value, the fractions of Telefónica shares held by minority shareholders. The related 2,355 treasury shares were acquired at a price of $2.24 (restated as described in Note 2.2.) per share. Until these shares are sold, Telefónica may not exercise any of the rights inherent therein.

Described below are the agreements approved by Telefónica, TCP, Telinver, Telefónica Móviles Argentina S.A. (“TMA”) and TDA Board of Directors and Special Shareholders’ Meetings on January 30, 2001 and March 30, 2001, respectively, in connection with the reorganization transactions:

a)	Agreement between Telefónica, Telinver, TCP and TDA whereby:

•	Telinver spun-off the assets and liabilities related to the sale of equipment and point of sales network businesses and those assets and liabilities were merged into Telefónica.

•	TCP spun-off certain assets and liabilities related to the data transmission business, including the authorization to use Band “B” of the Table 1.2. of Frequencies included in Exhibit 1 of Resolution No. 869/98 of the SC in the Buenos Aires Multiple Area and certain cities located in the northern region of the country. The authorization had been granted to Aki under Resolution No. 18,766/99. Those assets and liabilities were merged into Telefónica.

•	TDA spun-off certain assets and liabilities related to the Internet Access business (including all of its customers other than corporate customers) and point-to-point lines in the southern region. These assets and liabilities were merged into Telefónica.

The above-mentioned spin-off-mergers were effective as from January 1, 2001 (“Date of the First Reorganization”).

b)	Agreement between Telefónica, TDA and TMA whereby Telefónica spun-off (i) the assets and liabilities related to the data business, including Telefónica’s international data business, the portion of Telefónica’s goodwill related to the TDA data business and the ownership interest in TDA, and (ii) Telefónica’s consulting business (Telefónica’s interest in TYSSA) that were merged into TDA. Additionally, Telefónica spun-off the mobile communications business related to Telefónica’s interest in TCP. That business was merged into TMA. The corporate reorganization described in this paragraph was effective as from February 1, 2001 (“Date of the Second Reorganization”).

c)	As from February 1, 2001 (“Date of the Third Reorganization”), Telinver spun-off and merged with Telefónica the assets of its e-commerce business, including its 50% interest in ECL.

The following tables show the approximate effect of the spun-off businesses (restated as described in Note 2.2.) on the consolidated statements of operations and cash flows for the fiscal year ended September 30, 2001:

•	Consolidated loss of Telefónica’s spun-off businesses:

The results of operations related to Telefónica’s spun-off businesses for the fiscal year ended September 30, 2001 are as follows:

September 30, 2001 (a) (b)
Net revenues	641
Cost of services provided	(409)
Administrative expenses	(79)
Selling expenses	(191)

Operating loss	(38)
Financial loss on assets	(4)
Financial loss on liabilities	(48)

Net loss of spun-off businesses	(90)
Income tax of spun-off businesses	31
Minority interest of spun-off businesses	44

Company’s interest in loss of spun-off businesses	(15)

(a)	Includes operations for the four-month period up to the effective reorganization date.

(b)	Restated as described in Note 2.2.

•	Consolidated cash flows of the spun-off businesses:

Cash flows provided by the spun-off businesses for the four-month period up to the effective reorganization date (January 30, 2001) totaled 162 million (restated as described in Note 2.2) (see consolidated statements of cash flows).

24.	DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND US GAAP

a)	Accounting principles followed by the Company

The consolidated financial statements have been prepared in accordance with Argentine GAAP applicable to the Company’s consolidated financial statements (except for the matter mentioned in Note 2.2.), which differ from generally accepted accounting principles of the countries of the users of the financial statements.

Differences between generally accepted accounting principles followed by the Company (see Notes 2.4. and 2.5.) and US GAAP and their effect on net income/loss and on shareholders’ equity are set forth in b) and c) below.

b)	Description of differences between Argentine and US GAAP

Differences between Argentine and US GAAP mainly relate to the following items:

1.	Restatement of financial statements for general price-level changes

According to currently effective Argentine GAAP, inflation adjustment mechanism is to be applied if certain conditions, to be assessed by the CPCECABA, are met.

In August 1995, according to the then effective requirements of Argentine GAAP, the method of restatement of amounts into constant pesos had been discontinued, due to the low levels of inflation at that time. However, from January 2002 until February 28, 2003, the increase in the consumer price index and in the wholesale price index (which is applicable for restatements of financial statements in constant pesos) increased 43.6% and 119.7%, respectively, and therefore, inflation accounting was reinstated under Argentine GAAP as from January 1, 2002 (see Note 2.2.). Also, under Argentine GAAP, the period from August 1995 through December 2001 is considered to be a “stability period”, because of the low level of increase in general prices during that period. Accordingly, the financial statements have not been restated for the effects of inflation during such period.

As described in Note 2.2., the National Executive Power repealed the provisions related to inflation adjustments, therefore, the CNV under Resolution No. 441/03 set forth that as from March 31, 2003 the restatement of financial statements in constant currency should be discontinued. The Company has followed the provisions of the CNV and prepared the financial statements recognizing the effects of inflation until February 28, 2003 (see Note 2.2.). On December 2003, the CPCECABA discontinued the application of the restatement for inflation as from October 2003. Net income and a summary of condensed consolidated balance sheet for the fiscal year ended December 31, 2003 as if restatement of inflation would have been applied for the period March through September 30, 2003 is included in Note 2.2.

In accordance with generally accepted accounting principles applied by the Telefónica Group for purposes of the Group’s consolidated financial statements, Argentina did not meet the definition of a highly inflationary economy in 2003 and 2002. For that reason, TESA incorporates, for consolidation purposes, our balances without computing any inflation adjustments for the inflation experienced during 2002 and 2003. Consistent with our ultimate parent company’s policies, and for our own US GAAP reconciliation, we have elected not to use the alternative of maintaining the 2003 (until February 28, 2003 – see Note 2.2) and 2002 inflation adjustment that the SEC provides for countries such as Argentina where local GAAP requires price-level adjustments (see Note 2.2.). Therefore, we have included in our US GAAP reconciliation an adjustment eliminating the effects of the restatement for inflation computed in the accompanying financial statements filed with the CNV for inflation during the fiscal year ended December 31, 2003 (until February 28, 2003 – see Note 2.2), the three-month fiscal year ended December 31, 2002 and the fiscal year ended September 30, 2002 (see c).

2.	Restatement of financial statements for comparative purposes

Under Argentine GAAP, amounts corresponding to prior fiscal years that are presented for comparative purposes are also restated for inflation so as to allow for comparison in constant Argentine pesos as described in Note 2.2.

For US GAAP, amounts for prior fiscal years have been adjusted to eliminate such restatement and are presented in nominal pesos (see c).

3.	Capitalized interest

Under Argentine GAAP, interest expense incurred on liabilities specifically identifiable to construction in progress is capitalized. For the portion of construction in progress not financed by specific liabilities, the Company assumes such expenditures are financed by any remaining liabilities (both interest and non-interest bearing) and shareholders’ equity.

Under US GAAP, interest expense incurred on liabilities specifically identifiable to construction in progress is capitalized. For the portion of construction in progress not financed by specific liabilities, the capitalization rate applied to such excess is the weighted average of the rates applicable to other borrowings of the Company remaining interest bearing liabilities (see c).

4.	Inventories

Under Argentine GAAP, inventory is stated at the lower of either replacement/reproduction cost estimated realizable value. Under US GAAP, inventory is stated at the lower of cost or market. The Company determines cost principally on an average cost basis.

5.	Income tax and tax on minimum presumed income

Under Argentine GAAP, the Company records income tax by application of the deferred method, in accordance with the provisions of RT No. 17, as described in note 2.5.m).

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

Under US GAAP, the Company and Telefónica record income taxes using the method required by Statement of Financial Accounting Standards (“SFAS”) No. 109 “Accounting for Income Taxes”. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. SFAS 109 requires companies to record a valuation allowance for that component of net deferred tax assets, including tax credits arising from tax on minimum presumed income (together “tax assets”), which does not meet the “more likely than not” criterion for realization, based on the assessment of evidence established in US GAAP rules. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences and tax loss carryforwards are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date (see c).

In assessing the realizability of tax assets, management considers whether it is more likely than not that some portion or all of the tax assets will not be realized. The ultimate realization of tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences and tax loss carryforwards become deductible. Management considers all available evidence, both positive and negative including the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning in making these assessments. In accordance with SFAS 109, the Company and Telefónica are required to continuously evaluate the recoverability of tax assets. Considering the uncertainty related to the final effect of the outcome of the tariff renegotiation (see Note 11.) and the other variables affecting taxable income and considering tax planning strategies and that the Company’s income from its equity interest in Telefónica is not subject to income tax, the Company and Telefónica have established a full valuation allowance against their net deferred tax assets under US GAAP in accordance with the provisions of SFAS 109.

6.	Intangible assets and deferred charges

Under Argentine GAAP, organization and/or preoperating expenses may be deferred and charged to income against future revenues. Under US GAAP, these costs must be expensed as incurred (see c).

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

Under Argentine GAAP, material costs associated with the exchange of debt have been deferred and charged to expense on a straight-line basis during the duration of the loan considering outstanding principal balances in the case of partially settled or restructured debt. However, under US GAAP, Emerging Issues Task Force (“EITF”) 96-19 specifies (see Notes 7.2. and 7.3.1.1) that if new debt is issued in exchange for old debt, and the new debt is not deemed to have substantially different terms than the old debt, any costs incurred with third parties directly related to the exchange are expensed as incurred, and SFAS 15 specifies that if new debt is issued in exchange for old debt in a “troubled debt restructuring”, as defined in SFAS 15, any costs incurred with third parties directly related to the exchange are expensed as incurred and expenses related to outstanding principal balances are charged to expenses based on new terms of debt (see Notes 7.2. and 7.3.1.2)a) (see c).

9.	Goodwill on investment in controlled companies

The differences mainly relates to the issuance in June 2001 of the Financial Accounting Standards Board (“FASB”) SFAS 142 “Goodwill and Other Intangible Assets”. The provisions of this Statement were required to be applied starting with fiscal years beginning after December 15, 2001. Early application was permitted for companies with fiscal years beginning after March 15, 2001. The Company early adopted SFAS 142 in the fiscal year ended September 30, 2002. SFAS 142 requires that intangible assets with a finite useful life are amortized, and that intangible assets with indefinite useful lives and goodwill are not amortized, but are recognized at fair value and tested for impairment. Accordingly, under US GAAP, as from October 1, 2001, the Company stopped recording goodwill amortization. Under Argentine GAAP, the Company continues amortizing such goodwill.

10.	Investment in Telefónica

Under Argentine GAAP, as of December 31, 2003 and 2002 and September 30, 2002 and 2001, Cointel’s investment in Telefónica was accounted for by the equity method (for both the Telefónica Class A and B shares classified as long-term investment in Cointel’s stand-alone financial statements and consolidated in these financial statements). As of September 30, 2000, Cointel´s investment in Telefónica was accounted for by the equity method (for the Telefónica Class A shares consolidated in these financial statements), and at their market value net of estimated selling expenses (for Telefónica Class B shares, which were held for trading purposes). See Note 2.5.f).

Under US GAAP, Cointel’s investment in Telefónica for all periods presented was accounted for by the equity method. For the purpose of preparing these financial statements, the Company consolidated its financial statements with Telefónica’s including its investment in Telefónica Class B shares. Therefore, as of September 30, 2000, the investment in Telefónica’s shares recorded under Argentine GAAP at the market value net of estimated selling expenses was eliminated in the consolidation process. The US GAAP reconciliation recognizes for the year ended September 30, 2000 the effect of adjusting the valuation for the Telefónica’s Class B shares under Argentine GAAP to the amount required under US GAAP.

11.	Preferred stock

Under US GAAP, as adopted by the SEC under ASR 268, redeemable preferred stock should be classified outside of shareholders´ equity since it has conditions for redemption which are not solely within the control of the issuer. Under Argentine GAAP, preferred shares have been classified as capital stock. (see Note 2.4.b)1).

Under Argentine GAAP, any increase (decrease) in the carrying amount of preferred stock is recorded as an adjustment to common capital stock, as such increase (decrease) represents a redistribution of the total value of the Company’s capital stock between its common and preferred shareholders. Under US GAAP, the increases (decreases) in the carrying amount of preferred stock are recorded as charges against retained earnings or, in the absence of retained earnings, by charges against paid-in capital.

12.	Regulation

Telefónica provides telephone services in Argentina and therefore is subject to the regulatory control. Rates for services are tariff regulated. Although changes in rates for services are to be authorized and computed based on applicable regulations (see Note 11.), there is no fixed rate of return. Accordingly, the requirements of US GAAP related to a business whose rates are regulated on the basis of its actual costs are not applicable to these consolidated financial statements.

13.	Comprehensive Income

The Company has not reported separately comprehensive income because there are no material differences between its net income and comprehensive income as defined by SFAS 130. The cumulative effect as of the beginning of the fiscal year ended September 30, 2001, year of the initial application of SFAS 133, was not material (see point 15 below).

14.	Revenue recognition

Under Argentine GAAP, Telefónica accounts for installation revenue and related costs at the installation date. For US GAAP, SEC Staff Accounting Bulletin (“SAB”) 101 “Revenue recognition in Financial Statements” requires, that: i) installation revenues are not included in income of the period when the installation takes place but are deferred and amortized during the period representing the possible duration of the relationship with the customer, and ii) related costs are not charged to expense but capitalized and depreciated in a similar period.

The adoption of SAB 101 as from October 1, 2000 resulted in the recording of the cumulative effect of unamortized deferred revenues, net of capitalized costs after accumulated depreciation and deferred income tax effects, as a deduction from Net income during the fiscal year ended September 30, 2001, the year of adoption (see c).

15.	Accounting for derivative instruments and hedging activities

Under Argentine GAAP, the Company and Telefónica apply RT No. 20 issued by the FACPCE which provides for fair value valuation of derivative instruments as from January 1, 2003 (see Notes 2.4.a)2. and 2.5.l).

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

16.	Accounting for stock option plan

As mentioned in Note 15., TESA implemented a compensation plan based on TESA’s stock for the benefit of all of Telefónica’s employees.

Under the plan, Telefónica’s employees have purchased TESA’s stock at 5 euro each and, for every share acquired, have been granted 26 options on TESA’s stock. This plan does not involve any economic cost to Telefónica and therefore Telefónica has not made any charge to income under Argentine GAAP for this plan. However, for US GAAP purposes:

a)	the difference between the market value and purchase price of shares of 5 euro resulted in a charge to Telefónica’s income for the year ended September 30, 2001, and

b)	the cost represented by the options granted by TESA are deferred and recognized over the period of service delivery covered by the plan (4 years as from February 2001). Such cost is accounted for at its intrinsic value, as defined in Accounting Principles Board Opinion (“APB”) 25, applied to the number of options currently expected by TESA to vest.

Any adjustment to income resulting under US GAAP would not have had any net impact on total shareholders’ equity because the charges involved would be treated as additional paid-in capital from TESA (see c).

TESA advised Telefónica that, as the actual number of options eligible for exercise varies depending on the appreciation, if any, of the stock price of TESA over the reference value, it was not feasible to estimate at December 31, 2003 the quantities of shares that are likely to vest in the future. Additionally, as of all balance sheet dates reported, such options had no intrinsic value. Accordingly, the application of provisions of APB 25 mentioned in b) above did not result in any US GAAP adjustment to net income for the twelve-month/three-month fiscal years ended December 31, 2003 and 2002, respectively, and fiscal years ended September 30, 2002 and 2001.

Had compensation expense for options granted under the TIES Program been determined based on fair value at the grant dates in accordance with SFAS No.123, the Company would not have recorded any compensation expense for the same reasons indicated above.

The weighted average fair value per 26 options granted was 0.50 euros per share as of December 31, 2003.

17.	Capitalized exchange difference

Under Argentine GAAP, when construction of work in progress extends over time, its value includes the cost of financing (interest and foreign exchange difference) the investment by third parties during the construction period until such time as the asset is ready to be used for an economic purpose.

Under US GAAP, foreign exchange differences are expensed as incurred (see c).

18.	Accounting measurement of certain receivables and payables at their discounted value

Under Argentine GAAP, certain assets and liabilities are to be measured in currency based on the calculation of their discounted value. As of December 31, 2003 minimum presumed income tax credits have been valued following this criterion. Under US GAAP, tax credits are recorded at the amount effectively paid (see 5. above).

19.	New accounting pronouncements (US GAAP)

a)	Revenue Arrangements with Multiple Deliverables

Emerging Issues Task Force (“EITF”) 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. Specifically, this Issue addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting. In applying this Issue, separate contracts with the same entity or related parties that are entered into at or near the same time are presumed to have been negotiated as a package and should, therefore, be evaluated as a single arrangement in considering whether there are one or more units of accounting. That presumption may be overcome if there is sufficient evidence to the contrary. This Issue also addresses how arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. The guidance in this Issue is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. In the opinion of Telefónica’s Management, the adoption of this rule has not had an impact in its net income and shareholders’ equity as of December 31, 2003.

In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations”. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. An entity shall measure changes in the liability for an asset retirement obligation due to passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period. The interest rate used to measure that change shall be the credit-adjusted risk-free rate that existed when the liability was initially measured. That amount shall be recognized as an increase in the carrying amount of the liability and as an expense classified as an operating item in the statement of operations. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. In the opinion of the Company’s Management the adoption of this rule has not had material effect on net income or shareholders´ equity.

b)	Accounting for Cost Associated with Exit or Disposal Activities

In June 2002, the FASB issued SFAS No.146, “Accounting for Costs Associated with Exit or Disposal Activities”. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs incurred in a Restructuring)”. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002. In the opinion of the Company’s and Telefónica’s Management, the adoption of this rule has not had an effect on net income or shareholders’ equity.

c)	Consolidation of Variable Interest Entities

In December 2003, the FASB issued a revision (“FIN 46R”) to Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” (the “Interpretation”). FIN 46R clarifies the application of ARB No. 51 “Consolidated Financial Statements”, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. FIN 46R requires the consolidation of those entities, known as variable interest entities (“VIEs”), by the primary beneficiary of the entity. The primary beneficiary is the entity, if any, that will absorb a majority of the entity’s expected losses, receive a majority of the entity’s residual returns, or both.

Among other changes, the revisions of FIN 46R (a) clarified some requirements of the original FIN 46, which was issued in January 2003, (b) eased some implementation problems, and (c) added new scope exceptions. FIN 46R deferred the effective date of the Interpretation for public companies, to the end of the first reporting period ending after March 15, 2004, except that all public companies must at a minimum apply the provisions of the Interpretation to entities that were previously considered “special – purpose entities” under the FASB literature prior to the issuance of FIN 46R by the end of the first reporting period ended after December 15, 2003. The Company and Telefónica do not currently have any interests that it believes fall within the scope of FIN 46 or FIN 46R and so anticipate that the adoption of FIN 46 and FIN 46R will have not impact on their financial position, cash flows and results of operations.

d)	Amendment of Statement 133 on Derivative Instruments and Hedging Activities

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”, which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities”. The provisions of this statement are effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. In the opinion of the Company’s and Telefónica’s Management, the adoption of this rule has not had an effect on net income or shareholders’ equity.

e)	Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity

In April 2003, the FASB issued SFAS No. 150, “Accounting for certain Financial Instruments with Characteristics of Both Liabilities and Equity”. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. Some of the provisions of this Statement are consistent with the current definition of liabilities in FASB Concepts Statement No. 6, Elements of Financial Statements.

f)	Accounting for Stock -Based Compensation

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure—An Amendment of SFAS Statement No. 123”. SFAS No. 148 amends SFAS No. 123, “Accounting for Stock-Based Compensation”, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation.

In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results In the opinion of the Company’s and Telefónica’s Management, the adoption of this rule has not have an impact on its net income or shareholders’ equity.

g)	Employers’ Disclosures about Pensions and Other Postretirement Benefits

In December 2003, the FASB issued SFAS No. 132 Revised 2003, “Employers’ Disclosures about Pensions and Other Postretirement Benefits—an amendment of FASB Statements No. 87, 88, and 106”, which revises employers’ disclosures about pension plans and other postretirement benefit plans. It does not change the measurement or recognition of those plans required by FASB Statements No. 87, “Employers’ Accounting for Pensions, No. 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits”, and No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions”. This Statement retains the disclosure requirements contained in FASB Statement No. 132, which it replaces. It requires additional disclosures to those in the original Statement 132 about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. The required information should be provided separately for pension plans and for other postretirement benefit plans. The provisions of this statement are effective for financial statements with fiscal years ending after December 15, 2003.

c)	The following is a summary of the adjustments to net income (loss) and shareholders’ equity that would have been required had US GAAP been applied instead of Argentine GAAP in the accompanying consolidated financial statements (amounts expressed in million of Argentine pesos):

	December 31,		September 30,
	2003	2002 (f)	2002	2001
Net income (loss) according to the consolidated financial statements, Argentine GAAP in constant pesos	277	250	(2,955)	44
Reversal of inflation restatement (see b)2.)		(1)	(20)	(24)

Net income (loss) Argentine GAAP (see b)2.) after reversal of inflation restatement			(2,975)	20
US GAAP adjustments
Increase (decrease) due to:
Reversal of inflation restatement and monetary results (see b) 1.)	660	324	(2,049)	—
Intangible assets and deferred charges (see b)6.)	—	—	—	(1)
Goodwill on investment in Telefónica (see b)9.)	10	3	10	1
Investment in Telefónica (see b)10.)	—	—	—	82
Capitalized interest (a) (e) (see b)3.)	(1)	—	(2)	(3)
Capitalized exchange differences (see b)17.)	2	—	(12)	—
Deferred income tax (see b)5.)	(37)	(11)	(60)	53
Deferred income tax of Telefónica spun-off businesses	—	—	—	(14)
Debt refinancing costs (see b)8.)	(4)	1	(14)	—
Cost associated with the issuance of debt (see b)7.)	(2)	—	(2)	(2)
Deferred revenues (see b)14.)	22	3	19	(67)
Compensation plan (see b)16.)	—	—	—	(2)
Effect on minority interest (c)	(226)	(107)	578	28
Other (b)	2	9	(38)	(9)

Net income (loss) in accordance with US GAAP	703	471	(4,545)	86

	December 31,
	2003	2002
Shareholders’ equity according to the consolidated financial statements, Argentine GAAP in constant pesos	823	570
Reversal of inflation restatement		(4)
US GAAP adjustments
Increase (decrease) due to:
Reversal of inflation restatement and monetary results on (see b)1.):
- Fixed assets	(3,857)	(4,489)
- Intangible assets and goodwill	(203)	(221)
- Trade payables	39	39
Goodwill on investment in Telefónica (see b)9.)	16	6
Preferred stock (see b)11.)	(40)	(39)
Capitalized interest (a) (e) (see b)3.)	4	5
Capitalized exchange differences (see b)17.)	(10)	(12)
Deferred income tax and tax credit allowances (d) (see b)5.)	(85)	(48)
Cost associated with the issuance of debt (see b)7.)	1	3
Debt refinancing costs (see b)8.)	(17)	(13)
Deferred revenues (see b)14.)	(23)	(45)
Effect of minority interest (c)	1,398	1,631
Other (b)	1	(39)

Accumulated deficit in accordance with US GAAP	(1,953)	(2,656)

(a)	In the fiscal year/ three-month fiscal year ended December 31, 2003 and 2002 and the fiscal years ended September 30, 2002 and 2001, there was no additional gross interest capitalized for US GAAP purposes.

(b)	On December 31, 2002 and September 30, 2002 Other includes mainly: i) the adjustments for derivative instruments amounting to a gain of 7 million and a loss of 36 million, respectively, and a reduction in shareholders’ equity as of December 31, 2002 of 38 million and ii) the adjustment for inventories amounting to a gain of 2 million and a loss of 2 million, respectively, and a reduction of 1 million of shareholders’ equity as of December 31, 2002.

(c)	Represents the net effect of the US GAAP adjustments on minority interest in the (loss) income and accumulated deficit of the Company’s consolidated subsidiaries.

(d)	Net of a valuation allowance related to deferred tax assets of 35 million and 27 million, respectively, and tax credits of 85 million and 48 million, respectively.

(e)	As of December 31, 2003 and 2002, the original value of the adjustment amounts to 33 million and the accumulated depreciation amounts to 29 million and 28 million, respectively.

(f)	Three-month fiscal year.

Earnings (loss) per share under US GAAP:

	December 31,		September 30,
	2003	2002 (d)	2002	2001
Net income (loss) in accordance with US GAAP before cumulative effect of changes in accounting principles (see description under 24.b) 14.) and extraordinary item	703	471	(4,545)	129
Cumulative effect of changes in accounting principles	—	—	—	(38)
Extraordinary loss (a)	—	—	—	(5)

Net income (loss) in accordance with US GAAP	703	471	(4,545)	86
Increase in the carrying amount of preferred capital stock	(1)	(1)	(10)	—
Dividends attributable to preferred shareholders	(2)	(1)	(2)	(3)

Earnings (loss) attributable to common shareholders	700	469	(4,557)	83

Net income (loss) before cumulative effect of changes in accounting principles (see description under 24.b) 14.) and extraordinary item	0.132	0.088	(0.859)	0.024
Cumulative effect of changes in accounting principles	—	—	—	(0.007)
Extraordinary loss (a)	—	—	—	(0.001)

Earnings (loss) per share under US GAAP (b) (c)	0.132	0.088	(0.859)	0.016

(a)	Represents the early settlement charge of the termination agreement executed by the Company and ML on June 5, 2001.

(b)	Diluted earnings (loss) per share is the same as earnings (loss) per share, as there are no outstanding options to purchase shares. Calculated based on a total number of common shares subscribed, paid in and outstanding of 5,306,402,996.

(c)	Amounts expressed in Argentine pesos.

(d)	Three-month fiscal year.

d)	Other significant US GAAP disclosure requirements.

The following represent additional financial statements disclosures required under US GAAP.

1)	Deferred income taxes:

The following table presents the components of the Company’s deferred tax balance (based on a US GAAP balance sheet):

	December 31,
	2003	2002
Deferred tax assets:
Allowance for doubtful accounts	73	132
Allowance for contingencies and other non-deductible allowances and accruals	155	82
Tax loss carryforwards and tax credits (a)	1,427	1,684
Deferred revenues	8	16
Capitalized exchange differences	9	10
Exchange differences deductible in future years (b)	186	247
Interests deductible in future years	—	60
Debt refinancing costs	6	5
Other	9	20

	1,873	2,256

Allowance for deferred tax assets	(1,729)	(2,098)

Subtotal	144	158

	December 31,
	2003	2002
Deferred tax liabilities:
Fixed assets	(122)	(135)
Dismissal accrual for tax purposes	(13)	(14)
Cost associated with the issuance of debt	—	(1)
Capitalized interest	(1)	(2)
Other liabilities	(8)	(6)

Subtotal	(144)	(158)

Total	—	—

(a)	Relates to the Company’s, Telefónica’s and Telinver’s net operating tax loss carryforwards which expires through 2007 and Telefónica’s tax credits.

(b)	See Note 2.5.m).

The provision for income taxes computed in accordance with US GAAP differs from that computed at the statutory tax rate as follows:

	December 31,		September 30,
	2003	2002 (d)	2002	2001
Income tax (benefit) expense at the statutory income tax rate in accordance with US GAAP (a)	(259)	(168)	1,551	(56)
Permanent differences:
Income on equity investments	(1)	—	(2)	(1)
Non-taxable earnings	(17)	—	2	3
Goodwill write-down	—	—	(1)	—
Valuation allowance charge (b)	369	229	(2,328)	— (c)
Effect of minority interest	(129)	(72)	671	(25)
Reversal of the difference between tax and book basis of Telefónica’s class B shares	—	—	—	11
Other, net	—	—	(6)	(8)

Income tax expense	(37)	(11)	(113)	(76)

(a)	For September 30, 2001, includes the effect (before tax) of the cumulative change in accounting principle described under 24.b)14.

(b)	Net of increases and reversals of valuation allowance.

(c)	In September 30, 2001, for the period to the spin-off, to TDA and TCP and are net of the reversal of the valuation allowance charge for loss carryforward of 6 million.

(d)	Three-month fiscal year.

2)	Loans to directors and employees:

Loans to Telefónica’s directors and employees were as follows:

	December 31,
	2003	2002
Balance in Argentine pesos (a)	1	2

(a)	There were no loans to individuals in excess of US$100,000.

3)	Disclosures about fair value of financial instruments:

US GAAP requires disclosure of the estimated fair value of the Company’s financial instruments (see Note 3.1.c) and 3.1.j) for disclosure of fair value of financial statements). The following methods and assumptions were used to estimate the fair value of each class of financial instruments.

As of December 31, 2003 and 2002, the carrying amounts of cash, cash equivalents, marketable securities and current receivables and payables are considered to approximate fair value due to their short maturity.

As of December 31, 2003 and 2002, the fair value estimated by the Company of instruments for which the carrying amount is materially different from such values is as follows:

	December 31,
	2003	2002
Negotiable obligations (quoted prices)	3,391	2,257
Negotiable obligations (carrying amounts)	3,346	3,512
TISA financial payables (fair value) (b)	2,029	2,770
TISA financial payables (carrying amounts)	2,029	3,353
Preferred stock (fair value) (b)	44	24
Preferred stock (carrying amount)	40	39
Other debt in foreign currency:
Fixed interest rate (fair value) (b)	307	310
Fixed interest rate (carrying amounts) (a)	328	440
Variable interest rate (fair value) (b)	141	192
Variable interest rate (carrying value)	149	263

(a)	As of December 31, 2003 and 2002 includes 30 million and 37 million, respectively, corresponding to financial instruments (see Notes 2.5.l), 3.1.c) and 3.1.j).

(b)	Calculated using discount rates based on the yield of Telefónica’s bonds as of December 31, 2003 and 2002.

Additionally, and as described in Note 7.2.1., the fair value of the obligation under the call option market price on TESA shares granted by the Company to ML was not material as of December 31, 2002.

Furthermore, Telefónica has foreign currency swap instruments, which under US GAAP have been accounted for at fair value.

4)	Advertising costs:

Telefónica expenses the production costs of advertising the first time the advertising takes place. Advertising expenses were 35 million, 7 million, 27 million and 91 million for Telefónica and 2 million, 1 million, 1 million and 3 million for Telinver in the fiscal year ended December 31, 2003, the three-month fiscal year ended December 31, 2002 and the fiscal years ended September 30, 2002 and 2001, respectively.

e)	Statements of operations under US GAAP

•	Other expenses, net

Certain items included in “Other expenses, net” under Argentine GAAP would have been computed deducting from the line “Subtotal” under US GAAP.

•	Exchange differences, net

Under US GAAP, exchange differences generated by operating assets and liabilities are classified as operating income.

•	Condensed consolidated statements of operations determined under US GAAP are presented as follows:

	December 31,		September 30, 2002
	2003	2002 (a)
Net revenues	2,773	632	2,456
Cost of services provided	(1,412)	(376)	(1,434)

Gross profit	1,361	256	1,022
Administrative expenses	(315)	(95)	(310)
Selling expenses	(161)	(77)	(456)
Exchange differences, net	13	10	(85)

Subtotal	898	94	171
(Loss) /Income on equity investments	(2)	4	(6)
Financial (loss) income on assets	(56)	(25)	311
Financial income (loss) on liabilities	269	615	(6,825)

Income (loss) before income tax and minority interest	1,109	688	(6,349)
Income tax	(37)	(11)	(113)
Minority interest	(369)	(206)	1,917

Net income (loss) for the year	703	471	(4,545)

(a)	Three-month fiscal year.

f)	Statement of cash flows presentation

In the accompanying statement of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash and cash equivalents.

The following supplemental condensed statements of cash flows for the three-month fiscal year and the fiscal year ended December 31, 2002 and September 30, 2002, respectively, are prepared in accordance with the SEC presentation requirements and following Argentine GAAP valuation policies, except for the effects of inflation accounting, which have been segregated. Information for the fiscal year ended December 31, 2003 is not presented because the effect of inflation has not been significant.

	December 31, 2002 (4)	September 30, 2002
Cash and cash equivalents at end of year	397	351
Cash and cash equivalents at beginning of year	351	71

Subtotal	46	280
Reversal of inflation restatement of cash at beginning of year	(5)	43

Increase in cash and cash equivalents	41	323
CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
Cash flows from operating activities	199	823
Cash flows used in investing activities:
Purchases of fixed assets (1) (2)	(71)	(160)

Total cash flows used in investing activities	(71)	(160)
Cash flows used in financing activities:
Decrease in bank and other financial payables	(81)	(538)
Increase in bank and other financial payables	—	202
Increase in intangible assets (3)	(6)	(4)

Total cash flows used in financing activities	(87)	(340)

Total increase in cash and cash equivalents	41	323

(1)	In September 30, 2002, net of 34 million, financed by trade and bank and financial payables.

(2)	In September 30, 2002, net of 12 million of capitalized exchange differences.

(3)	In December 31, 2002 and September 30, 2002, net of 1 million and 11 million, respectively, financed by trade payables.

(4)	Three-month fiscal year.

g)	Business Segment Information

Under Argentine GAAP, segment information is to be disclosed considering valuation criteria under Argentine GAAP (see Note 16.)

Under US GAAP, SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information” establishes the standards for reporting operating segment information. This standard requires reporting operating segment information based on the way that financial information prepared by the entity is organized for senior management for making operating decisions, evaluating performance and allocating resources. This financial information is prepared by the Company and Telefónica in historical amounts (not considering the restatement for inflation). Comparative information for earlier years on the same basis of segmentation must also be presented.

Telefónica prepares, for internal reporting purposes, limited financial information (primarily revenues) based on its different markets including residential, wholesale and corporate customers. Telefónica does not currently allocate all relevant costs to such markets nor does management use such information for making asset allocation decisions. Accordingly, such markets are not deemed to be operating segments as defined in SFAS No.131. Telefónica is in the process of developing systems to allocate all costs to these markets in order to measure their performance and make asset allocation decisions. Accordingly, these markets may be deemed to be operating segments in the future.

Until the fiscal year ended December 31, 2002, the Company´s Management considered the Holding segment separately. As from the fiscal year ended December 31, 2003, the Company´s Management considers the Holding information as part of the Telecommunications business. Consequently, the Company has rectroactively reflected such change in the three-month fiscal year ended December 31, 2002 and the fiscal years ended September 30, 2002 and 2001.

Due to the effect of the reorganization and spin-off mentioned in Note 23.2., as from the year ended September 30, 2001, in accordance with SFAS No. 131, and considering the situation mentioned in the paragraph above, the Company has identified three reportable segments: i) Telecommunication business, that includes the basic Telephony Service segment, that includes the operations of Telefónica (local and long distance services) and the Holding segment that includes Cointel’s stand-alone operations, and ii) the Yellow Pages segment, that includes the operations of Telinver.

	Amounts in historical Argentine million pesos
	Telecommunication business			Yellow Pages	Reconciliation to US GAAP statement of operations (a)	Total (c)
	Holding		Basic Telephony Services
December 31, 2003
Net revenues to unaffiliated customers	—		2,681	67	25	2,773
Net intersegment revenues	—		12	1	(13)	—

Total net revenues	—		2,693	68	12	2,773

Operating income	(1	) (d)	924	12	(37)	898
Financial (loss) income generated by assets	—		(68)	1	11	(56)
Financial income (loss) generated by liabilities	29		262	4	(26)	269
Income (loss) on equity investments	689		(2)	—	(689)	(2)
Income tax	—		—	—	(37)	(37)
Depreciation	10		621	3	(5)	629
Capital expenditures	—		184	—	—	184
Total assets	150		4,340	97	(97)	4,490
Investments in equity method investees	(681)		2	—	681	2

	Amounts in historical Argentine million pesos
	Telecommunication business			Yellow Pages	Reconciliation to US GAAP statement of operations (a)	Total (c)
	Holding		Basic Telephony Services
December 31, 2002 (e)
Net revenues to unaffiliated customers	—		588	35	9	632
Net intersegment revenues	—		4	—	(4)	—

Total net revenues	—		592	35	5	632

Operating income	—	(d)	132	2	(40)	94
Financial loss generated by assets	—		(35)	—	10	(25)
Financial income generated by liabilities	91		506	10	8	615
Income (loss) on equity investments	367		4	—	(367)	4
Income tax	—		—	—	(11)	(11)
Depreciation	2		147	1	3	153
Capital expenditures	—		99	—	—	99
Total assets	158		4,950	93	(64)	5,137
Investments in equity method investees	(1,346)		4	—	1,346	4

	Amounts in historical Argentine million pesos
	Telecommunication business			Yellow Pages	Reconciliation to US GAAP statement of operations (a)	Total (c)
	Holding		Basic Telephony Services
September 30, 2002
Net revenues to unaffiliated customers	—		2,380	35	41	2,456
Net intersegment revenues	—		7	2	(9)	—

Total net revenues	—		2,387	37	32	2,456

Operating income	(2	) (d)	355	(8)	(174)	171
Financial income (expense) generated by assets	3		335	10	(37)	311
Financial income (expense) generated by liabilities	(945)		(5,789)	(113)	22	(6,825)
Income (loss) on equity investments	(3,468)		(6)	—	3,468	(6)
Income tax	—		(30)	—	(83)	(113)
Depreciation	10		658	3	15	686
Capital expenditures	—		177	—	—	177
Total assets	160		5,175	99	(57)	5,377
Investments in equity method investees	(1,713)		4	—	1,713	4

	Amounts in historical Argentine million pesos
	Telecommunication business			Yellow Pages	Reconciliation to US GAAP statement of operations (b)	Total (c)
	Holding		Basic Telephony Services
September 30, 2001
Net revenues to unaffiliated customers	—		2,746	50	268	3,064
Net intersegment revenues	—		9	7	(16)	—

Total net revenues	—		2,755	57	252	3,064

Operating income	(1	) (d)	688	(7)	(97)	583
Financial income (expense) generated by assets	(77)		31	2	70	26
Financial expense generated by liabilities	(66)		(149)	(4)	(30)	(249)
Income (loss) on equity investments	136		(2)	—	(136)	(2)
Income tax	—		(170)	—	55	(115)
Depreciation	14		619	3	1	637
Capital expenditures	—		404	1	—	405
Total assets	2,026		5,490	95	(1,633)	5,978
Investments in equity method investees	1,854		6	—	(1,854)	6

(a)	Includes elimination of intersegment charges and the computation of US GAAP adjustments.

(b)	Includes elimination of spun-off businesses, elimination of intersegment charges and the computation of US GAAP adjustments.

(c)	Consolidated amounts in accordance with US GAAP.

(d)	Corresponds to Cointel’s administrative expenses.

(e)	Three-month fiscal year.

h)	The transitional disclosure provisions of SFAS 142 require disclosures of what reported income before extraordinary items and net income would have been in all periods presented exclusive of amortization expense (including any related tax effects) recognized in those periods related to goodwill, intangible assets that are no longer being amortized, any deferred credit related to an excess over cost, equity method goodwill, and changes in amortization periods for intangible assets that will continue to be amortized (including any related tax effects). The amortization expense and adjusted net loss in accordance with US GAAP of the Company for the period prior to the period of initial application are as follows:

September 30, 2001
Reported net income in accordance with US GAAP	86
Goodwill amortization	11

Adjusted net income in accordance with US GAAP	97

Net earning per share (a)	0.016
Effect of goodwill amortization	0.001

Adjusted net earning per share (a)	0.017

(a)	Stated in pesos.

Aggregate amortization expense related to goodwill for the fiscal year/three-month fiscal year ended December 31, 2003 and 2002, respectively, and for the years ended September 30, 2002 and 2001, was 10 million, 2 million, 10 million and 11 million, respectively.

25.	OTHER FINANCIAL STATEMENT INFORMATION

The following tables present additional consolidated financial statement disclosures required under accounting principles in Argentina:

a)	Investments in shares, bonds issued in series and holdings in other companies

b)	Other investments

c)	Fixed assets

d)	Intangible assets

e)	Allowances and reserves

f)	Cost of services provided

g)	Assets and liabilities in foreign currency

h)	Expenses incurred

a)	INVESTMENTS IN SHARES, BONDS ISSUED IN SERIES AND HOLDINGS IN OTHER COMPANIES (amounts stated in millions of Argentine pesos, restated as described in Note 2.2., except otherwise indicated)

	December 31,
	2003							2002
Denomination and features of securities	Class	Face value	Quantity		Inflation adjusted cost (1)	Value by equity method	Book value	Book value
Current (2)
U.S. Treasury Bonds	—	—	—		—	—	—	5

							—	5

Noncurrent (3)
Other investments	—	—	—		—	—	13	13
Financial Trust (5)	—	—	—		—	—	2	—
Subsidiaries and affiliates ECL (4)	Common	$1.0	12,000	(6)	33	2	2	5

							17	18

							17	23

(1)	Restated in Argentine pesos as described in Note 2.2.

(2)	See Note 2.5.b).

(3)	See Note 2.5.f).

(4)	Financial Statements for the six-month period ended December 31, 2003 approved by ECL’s Board of Directors on January 30, 2004, with auditor report by Abelovich, Polano & Asociados dated January 30, 2004, without observations.

(5)	See Note 21.

(6)	In shares.

b)	OTHER INVESTMENTS (amounts stated in millions of Argentine pesos, restated as described in Note 2.2.)

	Book value
	December 31,
Main account and features	2003	2002
Current investments
Foreign currency deposits (1)	330	347
Local currency deposits	4	1
Mutual funds	3	—

Total	337	348

(1)	See Note 25.g).

c)	FIXED ASSETS (amounts stated in millions of Argentine pesos, restated as described in Note 2.2.)

	December 31, 2003
	Original value
Main account	Amount at beginning of year	Increases (1)	Decreases	Transfers	Amount at the end of year
Land	117	—	—	—	117
Buildings	1,738	—	(2)	4	1,740
Switching equipment	4,142	—	(25)	14	4,131
Transmission equipment	3,686	—	(3)	113	3,796
Network installation	7,537	—	—	6	7,543
Telephones, switchboards and booths	626	17	(20)	3	626
Furniture, software and office equipment	1,000	17	—	16	1,033
Automobiles	32	2	(7)	—	27
Construction in process	229	130	—	(144)	215
Materials	103	21	(35)	(12)	77
Prepayment to vendors	11	(1)	—	—	10

Total 2003	19,221	186	(92)	—	19,315

	December 31, 2003
	Depreciation
Main account	Accumulated at beginning of year	Useful life (in years)	For the year	Retirements	Accumulated at the end of year	Net book value
Land	—	—	—	—	—	117
Buildings	452	50	45	(2)	495	1,245
Switching equipment	2,989	10	337	(25)	3,301	830
Transmission equipment	2,169	10	322	(3)	2,488	1,308
Network installation	3,655	15	436	—	4,091	3,452
Telephones, switchboards and booths	587	5	42	(20)	609	17
Furniture, software and office equipment	861	1 - 3	103	—	964	69
Automobiles	32	5	—	(7)	25	2
Construction in process	—	—	—	—	—	215
Materials	—	—	—	—	—	77
Prepayment to vendors	—	—	—	—	—	10

Total 2003	10,745		1,285	(57)	11,973	7,342

(1)	Includes capitalized interests in construction in process amounts to 8 million. See Note 2.5.g).

c)	FIXED ASSETS (amounts stated in millions of Argentine pesos, restated as described in Note 2.2.)

	December 31, 2002 (1)
	Original value
Main account	Amount at beginning of year	Increases	Net decreases and transfers	Amount at the end of year
Land	117	—	—	117
Buildings	1,738	—	—	1,738
Switching equipment	4,157	—	(15)	4,142
Transmission equipment	3,670	—	16	3,686
Network installation	7,524	—	13	7,537
Telephones, switchboards and booths	624	2	—	626
Furniture, software and office equipment	985	15	—	1,000
Automobiles	39	—	(7)	32
Construction in process	269	13	(53)	229
Materials (2)	68	5	30	103
Prepayment to vendors	10	1	—	11

Total 2002	19,201	36	(16)	19,221

	December 31, 2002 (1)
	Depreciation					Net book value
Main account	Accumulated at beginning of year	Useful life (in years)	For the year	Retirements	Accumulated at the end of year
Land	—	—	—	—	—	117
Buildings	439	50	13	—	452	1,286
Switching equipment	2,906	10	83	—	2,989	1,153
Transmission equipment	2,092	10	77	—	2,169	1,517
Network installation	3,544	15	111	—	3,655	3,882
Telephones, switchboards and booths	579	5	8	—	587	39
Furniture, software and office equipment	839	1 - 3	22	—	861	139
Automobiles	39	5	—	(7)	32	—
Construction in process	—	—	—	—	—	229
Materials	—	—	—	—	—	103
Prepayment to vendors	—	—	—	—	—	11

Total 2002	10,438		314	(7)	10,745	8,476

(1)	Three-month fiscal year.

(2)	“Net decreases and transfers” includes transfers for 38 million.

c)	FIXED ASSETS (amounts stated in millions of Argentine pesos, restated as described in Note 2.2.)

	September 30, 2002
	Original value
Main account	Amount at beginning of year	Increases (3)	Net decreases and transfers (4)	Amount at the end of year
Land	119	1	(3)	117
Buildings	1,732	4	2	1,738
Switching equipment	4,039	—	118	4,157
Transmission equipment	3,386	—	284	3,670
Network installation	7,280	—	244	7,524
Telephones, switchboards and booths	625	22	(23)	624
Furniture, software and office equipment	888	17	80	985
Automobiles	60	—	(21)	39
Construction in process	719	278	(728)	269
Materials (1)	133	27	(92)	68
Prepayment to vendors	7	3	—	10

Total 2002 (2)	18,988	352	(139)	19,201

	September 30, 2002
	Depreciation					Net book value
Main account	Accumulated at beginning of year	Useful life (in years)	For the year	Retirements	Accumulated at the end of year
Land	—	—	—	—	—	117
Buildings	394	50	47	(2)	439	1,299
Switching equipment	2,545	10	361	—	2,906	1,251
Transmission equipment	1,783	10	309	—	2,092	1,578
Network installation	3,106	15	439	(1)	3,544	3,980
Telephones, switchboards and booths	549	5	67	(37)	579	45
Furniture, software and office equipment	661	1 - 3	180	(2)	839	146
Automobiles	60	5	—	(21)	39	—
Construction in process	—	—	—	—	—	269
Materials	—	—	—	—	—	68
Prepayment to vendors	—	—	—	—	—	10

Total 2002	9,098		1,403	(63)	10,438	8,763

(1)	“Net decreases and transfers” includes transfers for 24 million.

(2)	Capitalized interests in construction in process amounts to 11 million. See Note 2.5.g).

(3)	Includes 29 in construction in process corresponding to the capitalized exchange differences. See Note 2.5.g).

(4)	Includes 3 of real property intended for sale.

c)	FIXED ASSETS (amounts stated in millions of Argentine pesos, restated as described in Note 2.2.)

	September 30, 2001
	Original value
Main account	Amount at beginning of year (3)	Increases	Net decreases and transfers	Amount at the end of year
Land	119	—	—	119
Buildings	1,712	—	20	1,732
Switching equipment	3,727	—	312	4,039
Transmission equipment	2,871	—	515	3,386
Network installation	6,777	—	503	7,280
Telephones, switchboards and booths	609	80	(64)	625
Furniture, software and office equipment	735	24	129	888
Automobiles	95	—	(35)	60
Construction in process	1,493	663	(1,437)	719
Materials (1)	161	130	(158)	133
Prepayment to vendors	14	(7)	—	7

Total 2001 (2)	18,313	890	(215)	18,988

	September 30, 2001
	Depreciation					Net book value
Main account	Accumulated at beginning of year (4)	Useful life (in years)	For the year	Retirements	Accumulated at the end of year
Land	—	—	—	—	—	119
Buildings	348	50	48	(2)	394	1,338
Switching equipment	2,200	10	345	—	2,545	1,494
Transmission equipment	1,510	10	273	—	1,783	1,603
Network installation	2,695	15	411	—	3,106	4,174
Telephones, switchboards and booths	507	5	132	(90)	549	76
Furniture, software and office equipment	523	1 - 3	138	—	661	227
Automobiles	95	5	—	(35)	60	—
Construction in process	—	—	—	—	—	719
Materials	—	—	—	—	—	133
Prepayment to vendors	—	—	—	—	—	7

Total 2001	7,878		1,347	(127)	9,098	9,890

(1)	“Net decreases and transfers” includes transfers for 93 million.

(2)	Capitalized interests in construction in process amounts to 88 million. See Note 2.5.g).

(3)	Net of 2,419 million of the spun-off assets. See Note 23.

(4)	Net of 454 million of the spun-off assets. See Note 23.

d)	INTANGIBLE ASSETS (amounts stated in millions of Argentine pesos, restated as described in Note 2.2.)

	December 31, 2003
	Original value
Main account	At beginning of year	Increases	At end of year
Licenses to use the logo and trademarks	50	—	50
Assignment of rights	22	—	22
No competition clause	5	—	5
Deferred expenses	56	19	75
Licenses (Frequencies) (1)	59	—	59

Total 2003	192	19	211

	December 31, 2003
	Depreciation				Net book value
Main account	At beginning of year	For the year		At end of year
Licenses to use the logo and trademarks	12	4		16	34
Assignment of rights	12	2		14	8
No competition clause	3	—		3	2
Deferred expenses	29	16	(2)	45	30
Licenses (Frequencies) (1)	49	2		51	8

Total 2003	105	24		129	82

(1)	At end of year, original value includes 46 million corresponding to “Goodwill” which net book value amount to zero.

(2)	Includes 8 million corresponding to the total depreciation of the portion of expenses related to the negotiable obligations exchanged on August 7, 2003 (See Note 7.3.1. as mentioned in Note 2.5.h).

d)	INTANGIBLE ASSETS (amounts stated in millions of Argentine pesos, restated as described in Note 2.2.)

	December 31, 2002 (1)
	Original value
Main account	At beginning of year	Increases	At end of year
Licenses to use the logo and trademarks	42	8	50
Assignment of rights	22	—	22
No competition clause	5	—	5
Deferred expenses	55	1	56
Licenses (Frequencies) (2)	59	—	59

Total 2002	183	9	192

	December 31, 2002 (1)
	Depreciation			Net book value
Main account	At beginning of year	For the year	At end of year
Licenses to use the logo and trademarks	11	1	12	38
Assignment of rights	11	1	12	10
No competition clause	2	1	3	2
Deferred expenses	28	1	29	27
Licenses (Frequencies) (2)	49	—	49	10

Total 2002	101	4	105	87

(1)	Three-month fiscal year.

(2)	At end of year, original value includes 46 million corresponding to “Goodwill” which net book value amount to zero.

d)	INTANGIBLE ASSETS (amounts stated in millions of Argentine pesos, restated as described in Note 2.2.)

	September 30, 2002
	Original value
Main account	At beginning of year	Increases (1)	At end of year
Organization and preoperating expenses	163	(163)	—
Licenses to use the logo and trademarks	42	—	42
Assignment of rights	22	—	22
No competition clause	5	—	5
Deferred expenses	39	16	55
Goodwill and Licenses (Frequencies)	70	(11)	59

Total 2002	341	(158)	183

	September 30, 2002
	Depreciation				Net book value
Main account	At beginning of year	For the year	Retirements	At end of year
Organization and preoperating expenses	163	—	(163)	—	—
Licenses to use the logo and trademarks	9	2	—	11	31
Assignment of rights	9	2	—	11	11
No competition clause	2	—	—	2	3
Deferred expenses	20	8	—	28	27
Goodwill and Licenses (Frequencies)	21	28	—	49	10

Total 2002	224	40	(163)	101	82

(1)	See Note 2.5.h).

d)	INTANGIBLE ASSETS (amounts stated in millions of Argentine pesos, restated as described in Note 2.2.)

	September 30, 2001
	Original value
Main account	At beginning of year	Increases	At end of year
Organization and preoperating expenses	163	—	163
Licenses to use the logo and trademarks	38	4	42
Assignment of rights	22	—	22
No competition clause	5	—	5
Deferred expenses	26	13	39
Goodwill and Licenses (Frequencies)	70	—	70

Total 2001	324	17	341

	September 30, 2001
	Depreciation
Main account	At beginning of year	For the year	At end of year	Net book value
Organization and preoperating expenses	159	4	163	—
Licenses to use the logo and trademarks	7	2	9	33
Assignment of rights	7	2	9	13
No competition clause	2	—	2	3
Deferred expenses	10	10	20	19
Goodwill and Licenses (Frequencies)	15	6	21	49

Total 2001	200	24	224	117

e)	ALLOWANCES AND RESERVES (amounts stated in millions of Argentine pesos, restated as described in Note 2.2.)

	December 31, 2003
Account	Balances at beginning of year	Increases		Decreases (2)		Balances at end of the year
Deducted from current assets:
For doubtful accounts	380	66	(1)	(230	)(3)	216
For impairment in value and slow turnover	7	—		—		7

	387	66		(230)		223
Deducted from noncurrent assets:
For doubtful accounts	25	—		(17	)(3)	8
For other receivables – Impairment of Patriotic Bond (4)	—	60		—		60
For other receivables - deferred tax assets (5)	2,023	—		(414)		1,609

	2,048	60		(431)		1,677

Total 2003	2,435	126		(661)		1,900

Included in current liabilities:
Contingencies	3	3		(2)		4

	3	3		(2)		4
Included in noncurrent liabilities:
Contingencies	160	60		(1)		219

Total 2003	163	63	(6)	(3)		223

(1)	Included in Selling expenses in the consolidated statement of operations.

(2)	Include the monetary gain (loss) effect on balances.

(3)	Includes 79 million of recovered doubtful accounts.

(4)	See Notes 2.5.c) and 14.1.

(5)	See Note 2.5.m).

(6)	Includes 34 million in Other expenses, net and 29 million in Financial income/loss on liabilities in the consolidated statement of operations.

e)	ALLOWANCES AND RESERVES (amounts stated in millions of Argentine pesos, restated as described in Note 2.2.)

	December 31, 2002 (1)
Account	Balances at beginning of year	Increases		Decreases (2)	Balances at end of the year
Deducted from current assets:
For doubtful accounts	355	27	(3)	(2)	380
For impairment in value and slow turnover	7	—		—	7

	362	27		(2)	387
Deducted from noncurrent assets:
For doubtful accounts	32	—		(7)	25
For other receivables - deferred tax assets (4)	2,229	—		(206)	2,023

	2,261	—		(213)	2,048

Total 2002	2,623	27		(215)	2,435

Included in current liabilities:
Contingencies	2	1		—	3

	2	1		—	3
Included in noncurrent liabilities:
Contingencies	128	30		2	160

Total 2002	130	31	(5)	2	163

(1)	Three-month fiscal year.

(2)	Include the monetary gain (loss) effect on balances.

(3)	Included in Selling expenses in the consolidated statement of operations.

(4)	See Note 2.5.m).

(5)	Included in “Other expenses, net” in the consolidated statement of operations.

e)	ALLOWANCES AND RESERVES (amounts stated in millions of Argentine pesos, restated as described in Note 2.2.)

	September 30, 2002
Account	Balances at beginning of year	Increases		Decreases (1)	Balances at end of the year
Deducted from current assets:
For doubtful accounts	536	380	(2)	(561)	355
For impairment in value and slow turnover	24	—		(17)	7

	560	380		(578)	362
Deducted from noncurrent assets:
For doubtful accounts	—	92	(2)	(60)	32
For other receivables - deferred tax assets (3)	—	2,229		—	2,229

	—	2,321		(60)	2,261

Total 2002	560	2,701		(638)	2,623

Included in current liabilities:
Contingencies	6	2		(6)	2

	6	2		(6)	2
Included in noncurrent liabilities:
Contingencies	181	68		(121)	128

Total 2002	187	70	(4)	(127)	130

(1)	Include the monetary gain (loss) effect on balances.

(2)	Included in Selling expenses in the consolidated statement of operations.

(3)	See Note 2.5.m).

(4)	Included in “Other expenses, net” in the consolidated statement of operations.

e)	ALLOWANCES AND RESERVES (amounts stated in millions of Argentine pesos, restated as described in Note 2.2.)

	September 30, 2001
Account	Balances at beginning of year	Increases		Decreases (1)	Balances at end of the year
Deducted from current assets:
For doubtful accounts	291	381	(2)	(136)	536
For impairment in value and slow turnover (4)	7	24		(7)	24

Total 2001	298	405		(143)	560

Included in current liabilities:
Contingencies	2	4		—	6

	2	4		—	6
Included in noncurrent liabilities:
Contingencies	111	70	(3)	—	181

Total 2001	113	74		—	187

(1)	Include the monetary gain (loss) effect on balances.

(2)	Included in Selling expenses in the consolidated statement of operations.

(3)	Included in “Other expenses, net” in the consolidated statement of operations.

(4)	Ver Nota 24.f).

f)	COST OF SERVICES PROVIDED (1) (amounts stated in millions of Argentine pesos, restated as described in Note 2.2.)

	December 31,		September 30,
	2003	2002 (2)	2002	2001
Inventories at beginning of year	22	52	74	72
Purchases	24	—	23	175
Operating expenses (Note 25.h)	20	10	28	78
Allowance for impairment in value and slow turnover (3)	—	—	—	(24)
Holding (loss)	—	(1)	(24)	—

Subtotal	66	61	101	301
Inventories at end of the year	(20)	(22)	(52)	(50)

Total (Note 3.1.l)	46	39	49	251

(1)	Includes cost of telephone directories and telephone equipment.

(2)	Three-month fiscal year.

(3)	On September 30, 2001 includes the allowance for impairment in value and slow turnover.

g)	ASSETS AND LIABILITIES IN FOREIGN CURRENCY

	December 31, 2003				December 31, 2002
	Amount in foreign currency (in million) (2)	Currency	Exchange rate	Book amount (in million of Argentine pesos)	Amount in foreign currency (in million) (2)	Currency	Book amount (in million of Argentine pesos) (3)
ASSETS
Current assets
Investments	112	US$	2.93	330	104	US$	352
Trade receivables	11	US$	2.93	33	19	US$	63
	2	SDR	4.35	8	2	SDR	8
Other receivables (1)	19	US$	2.93	57	31	US$	105
	3	EURO	3.68	12	3	EURO	11
	1	BRL	1.07	1	—	—	—

Total current assets				441			539

Noncurrent assets
Investments	4	US$	2.88	13	5	US$	13
Other receivables	9	US$	2.93	25	12	US$	41

Total noncurrent assets				38			54

Total assets				479			593

LIABILITIES
Current liabilities
Trade payables	40	US$	2.93	116	42	US$	143
	3	SDR	4.35	13	5	SDR	21
	2	EURO	3.68	8	2	EURO	9
	—		£5.23	2	—		£1
Bank and other financial payables	1,040	US$	2.93	3,049	1,071	US$	3,633
	1,111		¥0.03	30	1,116		¥32
	2	EURO	3.68	8	2	EURO	8
Other payables	4	US$	2.93	14	1	US$	5
	3	EURO	3.68	10	3	EURO	9

Total current liabilities				3,250			3,861

Noncurrent liabilities
Bank and other financial payables	784	US$	2.93	2,298	1,009	US$	3,424
	6,742		¥0.03	184	7,779		¥223
	19	EURO	3.68	71	22	EURO	79
Other payables	7	US$	2.93	20	9	US$	32

Total noncurrent liabilities				2,573			3,758

Total liabilities				5,823			7,619

(1)	In 2003 and 2002, include 10 million and 15 million, respectively, corresponding to prepayments of fixed assets purchase and raw materials and supplies.

(2)	Includes figures less than a million.

(3)	Amounts stated in millions of constant Argentine pesos restated as described in Note 2.2.

US$:	U.S. dollars
¥:	Yens
EURO:	European Currency Units
SDR:	Special Drawing Rights
£:	Pounds
BRL:	Brazilian Reals

h)	EXPENSES INCURRED (amounts stated in millions of Argentine pesos, restated as described in Note 2.2.)

	December 31, 2003						December 31, 2002 (3)	September 30, 2002	September 30, 2001
Account	Operating expenses (1)	Administrative expenses	Selling expenses	Other expenses, net	Unusual items	Total	Total	Total	Total
Salaries, social security taxes and other payroll expenses	269	55	44	—	—	368	87	547	796
Fixed assets depreciation	1,177	91	17	—	—	1,285	314	1,403	1,347
Fees and payments for services	300	136	73	—	—	509	120	754	1,233
Directors’ and statutory auditors’ fees	—	4	—	—	—	4	2	1	2
Insurance	—	13	—	—	—	13	4	15	20
Material consumption and other expenditures	49	4	5	—	—	58	14	104	131
Management fee	77	9	—	—	—	86	24	147	271
Transportation	12	1	1	—	—	14	5	18	35
Taxes, charges and contributions	34	3	10	—	—	47	10	61	88
Rentals	42	5	3	—	—	50	18	95	102
Commissions	—	—	22	—	—	22	6	36	48
Allowance for doubtful accounts	—	—	66	—	—	66	27	472	381
Recovery of doubtful accounts	—	—	(79)	—	—	(79)	—	—	—
Allowance for impairment in value and slow turnover	—	—	—	—	—	—	—	—	24
Net book value of fixed assets retired	—	—	—	—	—	—	2	4	24
Depreciation of intangible assets (2)	5	3	—	—	—	8	3	32	14
Employee terminations	—	—	—	42	—	42	17	85	141
Tax on checking account debits and credits	—	29	—	—	—	29	10	44	15
Other	1	—	1	29	—	31	30	68	87

Total as of December 31, 2003	1,966	353	163	71	—	2,553

Total as of December 31, 2002	472	101	69	51	—		693

Total as of September 30, 2002	2,483	492	757	154	—			3,886

Total as of September 30, 2001	2,948	629	918	249	15				4,759

(1)	Includes 20 million, 10 million, 28 million and 78 million corresponding to cost of services provided as of December 31, 2003 and 2002, and September 30, 2002 and 2001, respectively.

(2)	Not including 16, 1, 8 and 10 corresponding to depreciation of deferred expenses, which are exposed in financial income/(loss) for the fiscal year ended December 31, 2003, the three-month fiscal year ended December 31, 2002 and the fiscal years ended September 30, 2002 and 2001.

(3)	Three-month fiscal year.