Form 20-F
period 2004-12-31
TELEFONICA HOLDING OF ARGENTINA INC
filed 2005-07-15
CIK 1054265

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ---------------
                                    FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the fiscal year ended: December 31, 2004

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the transition period from ________ to ________

                        Commission file number: 001-14828
                      TELEFONICA HOLDING DE ARGENTINA S.A.
             (Exact name of Registrant as specified in its charter)

                      Telefonica Holding of Argentina Inc.
                 (Translation of Registrant's name into English)
                              Republic of Argentina
                 (Jurisdiction of incorporation or organization)

                          Avenida Ingeniero Huergo 723
                       (C1107AOH) Buenos Aires, Argentina
                    (Address of principal executive offices)


     Securities registered or to be registered pursuant to Section 12(b) of the
     Act: None

     Securities registered or to be registered pursuant to Section 12(g) of the
     Act: None

     Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

      The number of outstanding shares of each of the classes of capital or common stock of the registrant as of the close of the period covered by the annual report:

         30,427,328 Class A Ordinary Shares, par value Ps.1.00 per share

        374,302,032 Class B Ordinary Shares, par value Ps.1.00 per share

Indication by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days: [X] Yes [ ] No

Indicate by check mark which financial statement item the registrant has elected to follow: [ ] Item 17 [X] Item 18

================================================================================

                                Table of Contents
                                                                            Page
                                                                            ----
FORWARD-LOOKING STATEMENTS AND ASSOCIATED RISKS...............................ii
PRESENTATION OF FINANCIAL INFORMATION.........................................iv
PART I.........................................................................1
     ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.............1
     ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE...........................1
     ITEM 3. KEY INFORMATION...................................................1
     ITEM 4. INFORMATION ON THE COMPANY.......................................28
     ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS.....................64
     ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.......................91
     ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS................98
     ITEM 8. FINANCIAL INFORMATION...........................................101
     ITEM 9. THE OFFER AND LISTING...........................................107
     ITEM 10. ADDITIONAL INFORMATION.........................................108
     ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.....117
     ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.........118
PART II......................................................................120
     ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES................120
     ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF
       SECURITY HOLDERS AND USE OF PROCEEDS..................................120
     ITEM 15. CONTROLS AND PROCEDURES........................................120
     ITEM 16. [RESERVED].....................................................120
     ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT..............................120
     ITEM 16B. CODE OF ETHICS................................................120
     ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES........................120
     ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES....122
     ITEM 16E. PURCHASES OF EQUITY SECURITIES BY
       THE ISSUER AND AFFILIATED PURCHASERS..................................122
PART III.....................................................................123
     ITEM 17. FINANCIAL STATEMENTS...........................................123
     ITEM 18. FINANCIAL STATEMENTS...........................................123
     ITEM 19. EXHIBITS.......................................................123

                 FORWARD-LOOKING STATEMENTS AND ASSOCIATED RISKS

     The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. Certain information included in this annual report on Form 20-F ("Annual Report") contains information that is forward-looking and based largely on the expectations of Telefonica Holding de Argentina S.A. ("Holding" or "we" or "us"). Such forward-looking information is subject to risks and uncertainties that could significantly affect both our expectations and actual results. Actual results could differ materially from these forward-looking statements as a result of foreseen and unforeseen factors. There can be no assurance that events anticipated in any forward-looking statement will occur. Some of these forward-looking statements include forward-looking phrases such as "anticipates", "believes", "could", "estimates", "expects", "foresees", "intends", "may", "should" or "will continue", or similar expressions or the negatives thereof or other variations on these expressions, or similar terminology, or discussions of strategy, plans or intentions. These statements also include descriptions in connection with, among other things:

     o our and Compania Internacional de Telecomunicaciones S.A.'s ("Cointel") ability to remain as going concerns and remain solvent;

     o the renegotiation of Telefonica de Argentina S.A.'s ("Telefonica Argentina") tariffs with the Argentine government;

     o    future cash flows and financing requirements;

     o the economic and political developments in Argentina (including the effects of the devaluation and any future restrictions on payments abroad that may affect us, Cointel or Telefonica Argentina;

     o the effect of inflation and currency volatility on our, Cointel's and Telefonica Argentina's financial condition and results of operations;

     o    the implementation of our business strategy;

     o descriptions of Telefonica Argentina's new services and anticipated demand for services and other changes in rates and tariff regulations and charges for telecommunication services;

     o descriptions of the expected effects of Telefonica Argentina's competitive strategies and descriptions of the effect of the liberalization of the Argentine telecommunications industry; and

     o the impact of actions taken by Telefonica Argentina's competitors and other third parties, including courts and other governmental authorities.

     Such statements reflect our and Telefonica Argentina's management current views regarding future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements that forward-looking statements may express or imply, for example:

     o    the economic instability of Argentina;

     o Telefonica Argentina's tariff renegotiation process with the Argentine government;

     o actions of creditors who did not participate in Argentina's recent debt exchange offer;

     o    changes in inflation;

     o    the devaluation and volatility of the Argentine peso;

     o    changes in financial and telecommunications regulations;

     o revocation of Telefonica Argentina's license to provide telecommunications services;

     o our and Cointel's ability to pay or refinance our respective financial obligations owed to related and third parties when they become due; and

     o    the outcome of pending legal claims against Telefonica Argentina.

     Some of these factors are discussed in more detail in this Annual Report, including under Item 3: "Key Information--Risk Factors", Item 4: "Information on the Company" and Item 5: "Operating and Financial Review and Prospects". If one or more of these risks or uncertainties affect future events and circumstances, or if underlying assumptions do not materialize, actual results may vary materially from those described in this Annual Report as anticipated, believed, estimated or expected. We have no plans to update any industry information or forward-looking statements set out in this Annual Report and have no obligation to update any such statements.

                      PRESENTATION OF FINANCIAL INFORMATION

     This Form 20-F contains (1) audited Holding annual financial statements and notes thereto of Holding as of December 31, 2004 and 2003 and for the fiscal years ended December 31, 2004, 2003 and 2002 (the "Holding Annual Financial Statements"); and (2) audited consolidated financial statements and notes thereto of Cointel, our 50% owned company, as of December 31, 2004 and 2003 and for the fiscal years ended December 31, 2004 and 2003, the three-month fiscal year ended December 31, 2002 and the fiscal year ended September 30, 2002 and the notes thereto (the "Cointel Consolidated Annual Financial Statements"). Both the Holding Annual Financial Statements and the Cointel Consolidated Annual Financial Statements are set forth on pages F-1 through F-152 of this Annual Report.

     Pistrelli Diaz y Asociados, Member Firm of Arthur Andersen ("Pistrelli"), was engaged as our independent financial auditors until we replaced them with Deloitte & Co. SRL ("Deloitte"), Member Firm of Deloitte Touche Tohmatsu, on June 30, 2002. This decision was ratified at our shareholders' meeting on April 22, 2003. Our and Cointel's financial statements included in this Annual Report were audited by Deloitte. Deloitte's audit reports dated July 8, 2005 are included therein.

     In this Annual Report, references to "$", "U.S.$", "U.S. dollars" and "dollars" are to United States dollars and references to "Ps." or "pesos" are to Argentine pesos. References to "euro" or "(euro)" are to the currency of the European Economic and Monetary Union and references to "(Y)" or "yen" are to Japanese yen. Percentages and some currency amounts in this Annual Report were rounded for ease of presentation.

     Unless otherwise indicated, our balance sheets and income statements use the exchange rate as of each relevant date or period-end quoted by Banco de la Nacion Argentina ("Banco Nacion"). In the case of U.S. dollars, the Banco Nacion quotes for such exchange rates were Ps.1.00 per U.S.$1.00 until December 23, 2001. From December 24, 2001 to January 10, 2002, the exchange market was officially suspended. On January 10, 2002, the Argentine government established a dual exchange rate system. The exchange rate in the free market began to float for the first time since April 1991. On January 10, 2002, the free market rate was Ps.1.70 per U.S.$1.00 while the official market rate was Ps.1.40 per U.S.$1.00. On February 8, 2002, the Argentine government repealed the dual exchange rate and since February 11, 2002, Argentina has had one freely floating exchange rate for all transactions. As of December 31, 2004, the only exchange market available was the free market and the quotation was Ps.2.98 per U.S.$1.00 and as of June 30, 2005 the exchange rate was Ps.2.89 per U.S. dollar. The reader should not construe the translation of currency amounts in this Annual Report to be representations that the peso amounts actually represent U.S. dollar amounts or that any person could convert the peso amounts into U.S. dollars at the rate indicated or at any other exchange rate. See Item 3: "Key Information--Selected Financial Data-- Exchange Rate Information" and Item 8:
"Financial Information--Significant Changes" for information regarding recent developments in exchange rates.

     In accordance with generally accepted accounting principles and current legislation in Argentina, the presentation of the parent company's individual financial statements is mandatory. Consolidated financial statements are to be included as supplementary information to the individual financial statements. Additionally, Resolucion Tecnica ("TR", Technical Resolution) No. 4, "Consolidation of financial statements", modified by TR No. 19, requires that companies having "Joint control" over other companies present supplementary information of such companies following the proportional consolidation method. Therefore, since we have "Joint control" over Cointel according to TR No. 5, modified by TR No. 19, for local reporting purposes, we have consolidated (in proportion to our equity interest in Cointel), line by line, our balance sheets as of December 31, 2004, 2003 and 2002, and our statements of operations and cash flows for the years ended on December 31, 2004, 2003 and 2002, with the consolidated balance sheet, statements of operations and cash flows included in the consolidated financial statements of Cointel and its subsidiaries, Telefonica Argentina and Telinver S.A. ("Telinver"), as of such dates. For the reasons explained in Note 2.2 to the Holding Annual Financial Statements, we present the unconsolidated financial statements as of December 31, 2004 and 2003 and for the years ended December 31, 2004, 2003 and 2002. Presentation of the proportional consolidated financial statements as of December 31, 2004, 2003 and 2002 is not required by the Securities and Exchange Commission of the United States of America (the "SEC").

     For the reasons explained in Item 5: "Operating and Financial Review and Prospects--Financial Periods Covered", our financial statements until the fiscal year ended December 31, 2001 were prepared using the financial statements of certain of our controlled companies and subsidiaries (including Cointel) for a period of equal length ended on a date three months earlier, adjusted, if applicable, for any significant events that took place during the three-month lag period. Additionally, as of December 31, 2004 and 2003, we decided to value our investment in AC Inversora S.A. ("ACISA") at nil, in order to adjust the amount at which such investment is carried on our books to its recoverable value pursuant to information available as of each balance sheet date. On the basis of financial information available as of December 31, 2004 and 2003, Atlantida Comunicaciones S.A. ("Atco") shareholders' equity was negative. Given that we did not have a significant influence in Atco, as of December 31, 2004, we have valued our investment in Atco at nil by the cost method, restated for inflation, up to the limit of its estimated recoverable value. However, as of December 31, 2003, we had valued this investment by the equity method at nil up to the limit of its recoverable value since we were under no obligation to make capital contributions to revert its current negative shareholders' equity. See Note 2.5.b to the Holding Annual Financial Statements.

     In this Annual Report, references to "Section 33 Companies" refers to companies that fall under the definition of "related parties" of Ley de Sociedades Comerciales, No. 19,550 ("Companies Law").

     We and each of our companies prepare our respective financial statements in accordance with generally accepted accounting principles in Argentina ("Argentine GAAP"), which differ in certain significant respects from generally accepted accounting principles in the United States ("U.S. GAAP"). See Note 11 to the Holding Annual Financial Statements and Note 22 to the Cointel Consolidated Annual Financial Statements.

                                     PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.

     Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE.

     Not applicable.

ITEM 3. KEY INFORMATION.

Introduction

     We are a holding company primarily engaged through subsidiaries in the telecommunications business ("Telecommunications Business") and the media business (the "Media Business") in Argentina. We control our subsidiary companies, Cointel and Telefonica Argentina, jointly with Telefonica Internacional S.A. ("TISA") and Telefonica Internacional Holding B.V. ("TIHBV") (together with us, the "TISA Group"). Additionally, we own interests in Atco and ACISA as passive investments, along with other partners that are affiliates of Telefonica S.A. ("Telefonica").

A.   Selected Financial Data.

     The financial information set forth below should be read in conjunction with, and is qualified in its entirety by reference to the Holding Annual Financial Statements, the Cointel Consolidated Annual Financial Statements and
Item 5: "Operating and Financial Review and Prospects" included in this Annual Report.

     Our balance sheet as of December 31, 2004 and 2003 and the statements of operations information relating to our fiscal years ended December 31, 2004, 2003 and 2002 set forth below have been derived from the Holding Annual Financial Statements. Our balance sheet data as of December 31, 2002, 2001 and 2000, and the financial data relating to our fiscal years ended December 31, 2001 and 2000 set forth below have been derived from our audited financial statements as of and for the fiscal years ended on those dates, which have not been included herein.

     We maintain our financial books and records and publish our financial statements in pesos and prepare our financial statements to conform to the Comision Nacional de Valores (the National Securities Commission or "CNV") rules and generally accepted accounting principles in Argentina followed by us. This Annual Report sometimes refers to those accounting principles as "Argentine GAAP". Argentine GAAP differs from generally accepted accounting principles in the United States ("U.S. GAAP"). For example, one of the reasons why we have larger accumulated losses under U.S. GAAP than under Argentine GAAP is because of the elimination of inflation accounting under U.S. GAAP. Note 11 to the Holding Annual Financial Statements provides a summary of this and other significant differences between Argentine GAAP and U.S. GAAP as they relate to us, including the impact of such differences on our net income/loss and shareholders' equity.

     According to generally accepted accounting principles applied by Telefonica, for purposes of its consolidated annual financial statements for its own financial reporting, Argentina did not meet the definition of a highly inflationary economy in 2004, 2003 and 2002. Therefore, Telefonica incorporates, for consolidation purposes, our balances without computing any adjustments for the inflation experienced during 2004, 2003 and 2002. In line with this, and for our own U.S. GAAP reconciliation, we have elected not to use the alternative of maintaining the 2003 and 2002 inflation adjustment that the SEC permits for countries such as Argentina, where local accounting principles required price-level adjustments. In accordance to CNV rules, we have restated our financial statements for inflation until February 28, 2003. Therefore, we have included in our U.S. GAAP reconciliation an adjustment eliminating the effects of the inflation during the fiscal years ended December 31, 2004, 2003 and 2002.

     As of December 31, 2004, we carried accumulated losses amounting to Ps.2,267 million and negative shareholders' equity amounting to Ps.1,112 million. Due to such situation, we were under the conditions for dissolution due to the loss of our capital stock set forth in Item 5 of Section 94 of the Companies Law. See Item 3: "Key Information--Risk Factors--The deterioration of the Argentine economy and the pesification and freezing of Telefonica Argentina's tariffs have made it difficult for us and Cointel to access the capital markets or obtain new third-party financing in amounts sufficient to enable us and Cointel, together with internally generated funds, to meet our respective debt obligations, corresponding mainly to a significant amount of indebtedness owed to TISA" and Item 5: "Operating and Financial Review and Prospects--Factors Affecting Our Results of Operations--Overview-- Effects on our, Cointel's and Telefonica Argentina's operations, on our respective abilities to pay our short-term debt obligations, and on our and Cointel's ability to remain as going concerns".

     Our investment in Cointel as of December 31, 2004 and 2003, is valued by the equity method of accounting, calculated taking into account Cointel's shareholders' equity after deducting Cointel's preferred stock and unsettled accumulated preferred dividends as of such dates, derived from the financial statements of Cointel as of December 31, 2004 and 2003, respectively, restated for inflation until February 28, 2003. In the first quarter of 2002, we eliminated the three-month lag in computing our participation in Cointel's equity that existed until 2001. The effect of the elimination of the three-month lag and the above-mentioned alignment of periods gave rise to a Ps.41 million (restated for inflation until February 28, 2003) decrease in unappropriated earnings as of December 31, 2002, related to the loss on equity investment in Cointel during the October-December 2001 period. Consequently, the equity interest in Cointel was calculated considering our equity participation on Cointel's income for the years ended December 31, 2004, 2003 and 2002, after deducting Cointel's accrued preferred dividends as of such dates.

     The effective date of Telefonica Argentina's Reorganization Transactions (as defined and described in Item 4: "Information on the Company--History and Development of the Company--Telefonica Argentina's Reorganization") was February 1, 2001. As a result, the consolidated balance sheets of Cointel as of September 30, 2000 included in the Cointel Selected Consolidated Financial Information include the assets and liabilities of Telefonica Argentina's spun-off businesses.

     Following Cointel's and Telefonica Argentina's policy to present their interest in the income (loss) from companies in which they have control or joint control and taking into account the effects of the Reorganization Transactions, the Cointel consolidated income (loss) statements for the years ended December 31, 2004, 2003, 2002, 2001 and 2000 include:

(1) the income (loss) from the businesses that were spun off, until the spin-off, in the line "Net (loss)/income of Telefonica Argentina's spun-off businesses";

(2) the income (loss) from businesses merged into Telefonica Argentina related to companies in which Telefonica Argentina had control on or before the merger described in Item 4: "Information on the Company--History and Development of the Company", for years prior to such merger, is incorporated line-by-line; and

(3) the income (loss) from Telefonica Argentina's interests held in E-Commerce Latina S.A. in the line "(Loss) gain on equity investments" is not incorporated line-by-line because in the opinion of Telefonica Argentina's management the income from this company is not material to its income
     (loss).

     Cointel and Telefonica Argentina present these figures as originally reported in previous annual reports in Form 20-F in pesos restated for inflation until February 28, 2003. See Note 2.2 to the Cointel Consolidated Annual Financial Statements.

Presentation of Figures in Constant Argentine Pesos

     Our financial statements included the effects of inflation through August 31, 1995, utilizing the inflation restatement methodology as set forth by the Federacion Argentina de Consejos Profesionales de Ciencias Economicas, the Argentine Federation of Professional Councils in Economic Science ("FACPCE"). On August 22, 1995, the Argentine government issued Decree No. 316/95 discontinuing the requirement that financial information be restated for inflation for any date or period after August 31, 1995. Effective September 1, 1995, as required by rules issued by the CNV, we discontinued the restatement methodology, maintaining the effects of inflation accounted for in the prior periods.

     As a result of the inflationary environment in Argentina in 2002 (there was an increase in the applicable index for restatement of financial statements (wholesale prices) of 118.2% in the period January through December 31, 2002) and the conditions created by the Public Emergency Law No. 25,561, Ley de Emergencia Publica y Reforma del Regimen Cambiario (the "Public Emergency Law"), the Consejo Profesional de Ciencias Economicas de la Ciudad Autonoma de Buenos Aires, the Professional Council of Economic Sciences of the City of Buenos Aires (the "CPCECABA"), reinstated inflation accounting in financial statements for the fiscal years or interim periods ended on or after March 31, 2002 in accordance with the Argentine professional accounting principles and provided that all recorded amounts restated by changes in the general purchasing power through August 31, 1995, as well as those arising between that date and December 31, 2001 are considered to be stated in currency as of December 31, 2001 (the stability period).

     On July 16, 2002, the Argentine government issued Decree No. 1,269/02 repealing Decree No. 316/95, instructing the CNV, among others, to issue the necessary regulations concerning the preparation of financial statements prepared in constant currency. On July 25, 2002, under Resolution No. 415/02, the CNV reinstated the requirement to submit financial statements in constant currency. However, on March 25, 2003, the National Executive Power (the "PEN") issued Decree No. 664/03 repealing the provisions related to the inflation adjustment established by Decree No. 1,269/02 and ordering the CNV, among others, to issue any applicable regulations to ensure that balance sheets or financial statements restated in constant currency are no longer accepted. Therefore, on April 8, 2003, Resolution No. 441/03 of the CNV set forth that from March 1, 2003, the restatement of financial statements in constant currency should be discontinued. On December 2, 2003, under Resolution of Consejo Directivo ("CD") No. 190/03 the CPCECABA discontinued the application of the restatement of financial statements in constant currency due to inflation as set forth in professional accounting principles as from October 1, 2003, since CPCECABA considered that the conditions related to the application of the restatement for inflation continued until September 30, 2003.

     As required by Decree No. 316/95, our financial statements as of and for the fiscal years ended December 31, 2001 and 2000 were not restated to reflect changes in the Argentine wholesale price index published by the Instituto Nacional de Estadistica y Censos, the Argentine Institute of Statistics and Census ("INDEC") corresponding to periods between September 1995 and December 2001. However, for comparative purposes, figures presented in this Annual Report corresponding to our balance sheets as of December 31, 2001 and 2000 and statements of operations and cash flow data for the fiscal years ended December 31, 2001 and 2000 are restated for inflation from January 1, 2002 to February 28, 2003 of 122.2% based on the wholesale price index.

     In accordance with the above, our financial statements as of December 31, 2004 and 2003 have been prepared recognizing the effects of variations in the purchasing power of the Argentine peso until February 28, 2003 (restated according to the changes in the Argentine wholesale price index published by INDEC) in compliance with the regulations issued by the National Executive Power and the CNV. The CPCECABA discontinued the application of the method that required restatement into constant currency as from October 1, 2003. Between January 1, 2003 and September 30, 2003, the wholesale price index decreased by 1.4%. See Note 2.3 to the Holding Annual Financial Statements.

                OUR SELECTED UNCONSOLIDATED FINANCIAL INFORMATION


                                                                        Fiscal Year Ended December 31,
                                                       ----------------------------------------------------------------
                                                        2004          2003(1)       2002(2)       2001(2)(3)    2000(9)
                                                       ----------------------------------------------------------------
                                                            (in million of pesos; Argentine GAAP financial data is
                                                                restated for inflation until February 28, 2003)
OPERATION STATEMENTS DATA:
Argentine GAAP
Equity interests in Section 33 Companies(6).......         (134)           98        (1,280)         (101)         (237)
Other income relating to equity interests in Section
   33 Companies and fees for services provided, net          33            40            57           116           145
General and Administrative expenses...............           (2)           (2)           (4)           (9)          (35)
Unrecoverable VAT and other taxes.................           --            --            --            (1)           (6)
Depreciation of intangible assets and deferred
   charges                                                   --            --            --            (1)          (99)
Other income and expenses, net....................           --            --            --            --            (6)
Financial (loss)/income on assets.................           --            --           (33)           68            41
Financial (loss)/income on liabilities............         (197)           81          (791)          (80)         (258)
Net income related to the Stock Exchange
   Agreement(10)..................................           --            --             --           --           101
Income tax and tax on minimum presumed income                --            --            (9)          (67)          (59)
                                                       ----------------------------------------------------------------
Net (loss)/ income for the year...................         (300)          217        (2,060)          (75)         (413)

U.S. GAAP
Equity interests in related parties and
   subsidiaries(5)................................          176           390        (1,386)         (538)         (112)
Net (loss)/ income(5).............................          (23)          456        (2,432)         (896) (4)     (103)
BALANCE SHEET DATA:
Argentine GAAP
Current assets....................................           27            27            33            27  (9)      930
Ownership interests in related parties(7).........          786           920           834         1,564  (9)    1,689
Intangible assets and deferred charges............           --            --            --           610  (9)      730
                                                       ----------------------------------------------------------------
Total assets......................................          813           947           867         2,228  (9)    3,364
                                                       ================================================================
Short-term bank and other financial debt..........        1,897 (8)     1,731  (8)    1,854  (8)       34  (9)    1,152
Long-term bank and other financial debt...........           22            22            25            --  (9)       --
                                                       ----------------------------------------------------------------
Total liabilities.................................        1,925         1,759         1,884         1,125  (9)    1,350
(Accumulated deficit)/Shareholders' equity........       (1,112)         (812)       (1,017)        1,103  (9)    2,014
                                                       ----------------------------------------------------------------
Total liabilities and shareholders' equity........          813           947           867         2,228  (9)    3,364
                                                       ================================================================
U.S. GAAP
(Accumulated deficit)/Shareholders' equity(5).....         (880)         (857)       (1,313)        1,172  (4)      942
OTHER FINANCIAL DATA:
Argentine GAAP
Cash dividends received from Telecommunications,
   Cable Television and Media Businesses..........           --             --             --             --        152
                                                       ----------------------------------------------------------------
Total cash dividends received.....................           --             --             --             --        152
                                                       ================================================================

---------------------------------------
(1) We have supplementally provided a summary of our balance sheet and our results of operations data according to generally accepted accounting principles for the fiscal year ended December 31, 2003 after applying Resolution CD No. 190/03 of CPCECABA to present the effect of the variation in the wholesale price index for the period March through September 2003 below:

     Balance Sheet:
     Current assets...............................................         27
     Non current assets(a)........................................        858
                                                                    ----------
     Total assets.................................................        885
                                                                    ==========
     Current liabilities..........................................      1,737
     Non current liabilities......................................         22
                                                                    ----------
     Total liabilities............................................      1,759
                                                                    ==========
     Shareholders' Equity:
           Capital Stock, Reserves and Unappropriated
             losses of prior years................................     (1,008)
           Net income for the year(b).............................        134
                                                                    ----------
     Total Shareholders' Equity...................................       (874)
                                                                    ==========

     (a) The effect of the application of the above mentioned resolution upon our non current asset is mainly due to the our equity interest in Cointel.

     (b) The effect of the application of the above mentioned resolution upon our net income for the period is mainly due to our equity interest in Cointel and financial gains and losses.

(2) The adjustments computed in the financial statements for the application of the new accounting principles applicable to us as from January 1, 2003 effective in Argentina, which relate to the application of the deferred income tax method and related effects in the spun-off business and minority interest for the fiscal year ended December 31, 2001 are as follows:

     Statement of operations:

                                                           December    December
                                                           31, 2002    31, 2001
                                                          ----------------------
           Equity interests in Section 33 Companies......     17         (13)
           Income tax....................................     --         (67)
                                                          ----------------------
           Net income/(loss) of the year.................     17         (80)
                                                          ======================

     Shareholders' Equity:

                                                           December    December
                    Increase / (decrease)                  31, 2002    31, 2001
          ----------------------------------------------------------------------
          Balance at the beginning of the year............   (17)         71
          Effect of Telefonica Argentina's
              spun-off businesses.........................    --          (8)
          Net income/(loss) of the year...................    17         (80)
                                                          ----------------------
          Total...........................................    --         (17)
                                                          ======================

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

(4) Our net loss under U.S. GAAP and total shareholders' equity for the year ended and as of December 31, 2001 includes Ps.919.4 million (loss) corresponding to the estimated effect of the devaluation on our net payables in foreign currency, which includes Ps.349.3 million related to our net position of assets and liabilities in foreign currency and Ps.570.1 million, corresponding to the estimated effect of the devaluation on Cointel's and Telefonica Argentina's net payables in foreign currency as of December 31, 2001, calculated in proportion to our ownership interest in such companies.

(5)  Not adjusted for inflation.

(6) In the years ended December 31, 2004, 2003, 2002 and 2001 includes Ps.39 million, Ps.39 million, Ps.39 million and Ps.41 million, respectively, corresponding to goodwill depreciation related to the investments in Cointel and Torneos y Competencias S.A. ("TyC").

(7) As of December 31, 2004, 2003 and 2002 includes Ps.492 million, Ps.531 million and Ps.570 million, respectively, corresponding to the goodwill on Cointel.

(8) As of December 31, 2004, 2003 and 2002 includes Ps.1,896, Ps.1,730 million and Ps.1,853 million, respectively, with Section 33 Companies.

(9) Figures do not reflect the effect of the accounting principles applicable to us as from January 1, 2003 implemented by Argentine GAAP.

(10) See Item 4: "Information on the Company--Our History and Development--Stock Exchange Agreement Transactions".

                                          COINTEL SELECTED CONSOLIDATED FINANCIAL INFORMATION

                                                                                                                        Twelve-
                                                                                                                        Month
                          Twelve-Month                    Three Month     Unaudited     Twelve-Month                    Fiscal
                          Fiscal Year     Twelve-Month      Fiscal       Three-Month       Fiscal         Fiscal      Year Ended
                             Ended         Fiscal Year    Year Ended     Period Ended    Year Ended     Year Ended     September
                          December 31,   Ended December  December 31,    December 31,   September 30,  September 30,      30,
                              2004         31, 2003(1)      2002(1)          2001           2002           2001         2000(5)
                         -------------------------------------------------------------------------------------------------------
                                               (in million of pesos, except for per share amounts, number of common shares and operating information or as otherwise indicated;
                                        Argentine GAAP financial data is restated for inflation until February 28, 2003)

OPERATIONS STATEMENT DATA:
Argentine GAAP
Net revenues                     3,047          2,750            624          1,424          3,859          6,154          6,498
Cost of services
  provided(2)                   (1,936)        (1,992)          (501)          (771)        (2,504)        (3,121)        (3,782)
Gross profit                     1,111            758            123            653          1,355          3,033          2,716
Administrative expenses(2)        (335)          (353)          (101)          (154)          (492)          (629)          (496)
Selling expenses(2)               (190)          (163)           (69)          (385)          (757)          (918)          (459)
Depreciation of goodwill
  on investment in
  Telefonica Argentina             (23)           (23)            (6)            (6)(7)        (23)(7)        (23)(7)        (31)(7)
Subtotal                           563            219            (53)           108             83          1,463          1,746
(Loss) gain on equity
  investments                       (1)            (3)             1             (9)            (8)            (4)            (9)
Other expenses, net               (137)           (71)           (51)           (52)          (154)          (249)          (329)
Financial income /(loss)
  on assets, net                    46            (74)            45             15           (750)          (106)           206
Financial (loss) income
  on liabilities, net             (664)           348            409           (106)        (3,320)          (479)          (500)
Unusual items                       --             --             --             --             --            (15)            --
Income tax                           5             --             --           (169)          (120)          (282)          (394)
Minority interest in
  subsidiaries                       4           (142)          (101)            12          1,314           (269)          (360)
Net (loss)/income from
  continuing operations           (184)           277            250           (201)        (2,955)            59            360
Net (loss)/income of
  Telefonica Argentina's
  spun-off businesses               --             --             --             --             --            (15)           (24)
                         -------------------------------------------------------------------------------------------------------
Net (loss)/income for
  the year                        (184)           277            250           (201)        (2,955)            44            336
                         =======================================================================================================
(Loss) earnings per share       (0.035)         0.052          0.047          0.038         (0.557)         0.008          0.063
U.S. GAAP
Net income/(loss) (3)              289            703            471         (1,228)        (4,545)            86            125
Dividends attributable
  to preferred
  shareholders(3)                   (2)            (2)            (1)            --             (2)            (3)            (3)
Increase in the carrying
  amount of preferred
  capital stock(3)                  (2)            (1)            (1)            --            (10)            --             --
Earning/(loss)
  attributable to common
  shareholders(3)                  285            700            469         (1,228)        (4,557)            83            122
Number of Common Shares  5,306,402,996  5,306,402,996  5,306,402,996  5,306,402,996  5,306,402,996  5,306,402,996  5,306,402,996
Earnings (loss) per
  share                          0.054          0.132          0.088         (0.231)        (0.859)         0.016          0.023
BALANCE SHEET DATA:
Argentine GAAP
Cash and current
  investments                      275            355            399            153            353             71(5)         858(4)
Fixed assets                     6,596          7,342          8,476          9,716          8,763          9,890(5)      10,435
Intangible assets and
  deferred charges(6)              367            405            433            478            434            492(5)         522
Net assets of spun-off
  businesses                        --             --             --             --             --             --(5)       1,454
                         --------------------------------------------------------------------------------------------------------
Total assets                     7,827          8,640          9,971         12,193         10,373         12,638(5)      15,724
                         ========================================================================================================
Short-term bank and
  financial debt                 2,663          3,283          3,687          2,683          4,073          2,929(5)      3,579
Long-term bank and
  financial debt                 2,500          2,553          3,902          2,712          4,253          2,776(5)      3,443
Shareholders' equity
  (Net Assets)                     639            823            570          3,073            320          3,275(5)      3,259
                         --------------------------------------------------------------------------------------------------------
Total liabilities and
  shareholders' equity           7,827          8,640          9,971         12,193         10,373         12,638        15,724
                         ========================================================================================================
U.S. GAAP
Total Assets(3)                  6,495          6,483          7,130          7,550          7,370          5,978         8,328
Shareholders' equity(3)            327             40           (663)         2,196         (1,133)         1,430         1,364
CASH FLOW DATA:
Argentine GAAP
Cash flows from
  continuing operating
  activities                     1,572          1,485            251            419            862          1,475         1,656
Cash (used in) continuing
  investing activities            (387)          (143)           (36)          (209)          (308)          (926)         (950)
Cash (used in) provided
  by continuing
  financing activities          (1,273)        (1,386)          (169)          (128)          (272)        (1,382)          192
Spun-off assets                     --             --             --             --             --           (145)           --
Cash flows provided by
  (used in) spun-off
  businesses                        --             --             --             --             --            162          (492)
(Decrease) Increase in
  cash and cash
  equivalents                      (88)           (44)            46             82            282           (816)          407

----------
(1) A summary of Cointel's consolidated balance sheet and consolidated results of operations data according to generally accepted accounting principles for the fiscal year ended December 31, 2003 after applying Resolution CD No. 190/03 of CPCECABA to present the effect of the variation in the wholesale price index for the period March through September 2003 is provided below:

                                                                    Twelve-Month
                                                                    Fiscal Year
                                                                       Ended
                                                                    December 31,
                                                                        2003
                                                                   -------------
     Balance Sheet:
     Current assets..............................................        747
     Noncurrent assets...........................................      7,735
                                                                   -------------
     Total assets................................................      8,482
                                                                   =============
     Current liabilities.........................................      3,933
     Noncurrent liabilities......................................      2,905
                                                                   -------------
     Total liabilities...........................................      6,838
                                                                   =============
     Minority interest in subsidiaries...........................        924
     Shareholders' equity:
         Capital Stock, reserves and Unappropriated
         losses of prior years...................................        535
         Net income(a)...........................................        185
                                                                   -------------
     Total Shareholders' Equity..................................        720
                                                                   =============

----------
(a) The effect on income arising from applying the above- mentioned resolution was principally reflected in the financial results.

(2)  Includes depreciation and amortization.

(3)  Not adjusted for inflation.

(4) Net of Ps.29 million, in pesos restated for inflation until February 28, 2003, corresponding to spun-off businesses.

(5) Figures do not reflect the effect of the accounting principles applicable to us as from October 1, 2002 implemented by Argentine GAAP.

(6)  Includes goodwill on investment in Telefonica Argentina.

(7) Does not include Ps.3 million, Ps.29 million, Ps.6 million and Ps.6 million as of December 31, 2001, September 30, 2002, 2001 and 2000, respectively, of goodwill of Telefonica Argentina that is classified in "Cost of services provided".

Exchange Rate Information

     The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rates for the purchase of U.S. dollars expressed in nominal pesos per U.S. dollar. On July 12, 2005, the peso/U.S. dollar exchange rate was Ps.2.87 to U.S.$1.00. The Federal Reserve Bank of New York does not report a noon buying rate for pesos.

                             Nominal Exchange Rates

                                                             Exchange Rate
                                             ------------------------------------------------
                                              High(1)      Low(2)     Average(3)  Period End
                                             ------------------------------------------------
Year Ended December 31, 2000...............    1.00         1.00         1.00        1.00
Year Ended December 31, 2001(4)............    1.00         1.00         1.00         N/A
Year Ended December 31, 2002(4)............    3.90         1.70         3.15        3.37
Year Ended December 31, 2003...............    3.35         2.76         2.95        2.93
Year Ended December 31, 2004...............    3.06         2.80         2.95        2.98
Month Ended October 31, 2004...............    2.98         2.96         2.97        2.97
Month Ended November 30, 2004..............    2.97         2.93         2.95        2.95
Month Ended December 31, 2004..............    2.99         2.94         2.97        2.98
Month Ended January 31, 2005...............    2.97         2.92         2.94        2.92
Month Ended February 28, 2005..............    2.94         2.89         2.92        2.94
Month Ended March 31, 2005.................    2.96         2.91         2.92        2.92
Month Ended April 30, 2005.................    2.92         2.88         2.90        2.91
Month Ended May 31, 2005...................    2.90         2.88         2.89        2.88
Period Ended June 30, 2005.................    2.90         2.87         2.88        2.89
Period Ended July 12, 2005.................    2.89         2.87         2.88        2.87

----------
(1) The high rate shown was the highest month-end rate during the year or any shorter period, as noted.

(2) The low rate shown was the lowest month-end rate during the year or any shorter period, as noted.

(3) Average of the daily closing rate for year-end, month-end or period-end rates, as noted.

(4) From December 24, 2001 through January 10, 2002, Banco Nacion did not publish an official exchange rate due to governmental suspension of the exchange market.

Source: Banco Nacion.

     Fluctuations in the exchange rate between the peso and the U.S. dollar may affect the U.S. dollar equivalent of the peso price of our outstanding notes and our Class B Shares.

B.   Capitalization and Indebtedness.

     Not applicable.

C. Reasons for the Offer and Use of Proceeds.

     Not applicable.

D.   Risk Factors.

     The following discussion should be read together with the financial statements of this Annual Report, including the Holding Annual Financial Statements and the Cointel Consolidated Annual Financial Statements.

Risk Factors Relating to Argentina

   Overview

     We are an Argentine sociedad anonima (a corporation of limited liability) and substantially all of our operations, facilities, companies, customers and property are presently located in Argentina through our interest in Cointel and our indirect interest in Telefonica Argentina. Accordingly, Telefonica Argentina's, Cointel's and our financial condition and results of operations depend to a significant extent on the macroeconomic and political conditions of Argentina.

     The Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth and high and variable levels of inflation and devaluation. In 1988, 1989 and 1990, the annual inflation rates were approximately 388%, 4,924% and 1,344%, respectively, based on the Argentine consumer price index and approximately 432%, 5,386% and 798%, respectively, based on the Argentine wholesale price index. As a result of inflationary pressures, the Argentine currency was devalued repeatedly during the 1960s, 1970s and 1980s, and macroeconomic instability led to broad fluctuations in the real exchange rate of the Argentine currency relative to the U.S. dollar. To address these pressures, the Argentine government during this period implemented various plans and utilized a number of exchange rate systems. Prior to December 1989, the Argentine foreign exchange market was subject to exchange controls.

     In April 1991, the Argentine government launched a plan aimed at controlling inflation and restructuring the economy, enacting Law No. 23,928 and its Regulatory Decree No. 529/91, known as the Convertibility Law. The Convertibility Law fixed the exchange rate at one peso per U.S. dollar and required that the Central Bank maintain reserves in gold and foreign currency at least equivalent to the monetary base. Following the enactment of the Convertibility Law, inflation declined steadily and the economy experienced growth through most of the period from 1991 to 1997. In the fourth quarter of 1998, however, the Argentine economy entered into a recession that caused the gross domestic product ("GDP") to decrease by 3.4% in 1999, 0.8% in 2000, 4.4% in 2001 and 10.9% in 2002.

     In the second half of 2001, Argentina's recession worsened significantly, precipitating the political and economic crisis described in greater detail below.

     Beginning in December 2001, the Argentine government implemented a number of monetary and currency-exchange control measures that included restrictions on the free disposition of funds deposited with banks and tight restrictions on the transfer of funds abroad, with certain exceptions for transfers related to foreign trade and other authorized transactions, which were generally subject to prior approval by the Central Bank, most of which as of the date of this Annual Report are no longer applicable in connection with repayments made to foreign creditors. In December 2001, the Argentine government declared an official default on Argentina's foreign debt payments. On January 7, 2002, the Argentine Congress enacted the Public Emergency Law, which introduced dramatic changes to Argentina's economic model and amended the currency board that had pegged, statutorily, the peso at parity with the U.S. dollar since the enactment of the Convertibility Law in 1991. The Public Emergency Law empowered the Federal Executive Branch of Argentina to implement, among other things, additional monetary, financial and exchange measures to overcome the economic crisis, such as determining the rate at which the peso was to be exchanged into foreign currencies. Since January 2002, the Argentine government has implemented measures, whether by decrees, Central Bank regulation or legislation passed by the Argentine Congress, attempting to address the effects of amending the Convertibility Law, recovering access to financing, reducing government spending, restoring liquidity to the financial system, reducing unemployment, and generally stimulating the economy.

     As detailed below, the Argentine economy has experienced a severe recession and political and economic crisis, and the abandonment of the peso/U.S. dollar parity has led to significant devaluation of the peso against major international currencies. Argentine government actions concerning the economic policy, including with respect to inflation, interest rates, price controls, foreign exchange controls and taxes, have had and may continue to have a material adverse effect on private sector entities including us. Although some economic indicators of the Argentine economy stabilized in 2003 and 2004, we cannot provide any assurance that future economic, social and political developments in Argentina, over which we have no control, will not further impair our subsidiaries' business, financial condition or results of operations, or impair our, Cointel's or Telefonica Argentina's ability to make payments of principal and/or interest on us, our subsidiaries or their outstanding indebtedness.

   Recent political and economic instability has hindered commercial and financial activities, from which Argentina has not fully recovered.

     By the second half of 1998, the Argentine economy entered into a recession that caused the real GDP to decrease by 3.4% in 1999. Following his election in October 1999, President Fernando De la Rua was confronted with the challenges of dealing with Argentina's enduring recession and obtaining political consensus on critical issues related to the economy, public sector spending, legal reforms and social programs. However, real GDP contracted by 0.8% in 2000 and by 4.4% in 2001. As the recession caused tax revenues to drop, the public sector relied increasingly on financing from local and, to a lesser extent, foreign banks, effectively foreclosing private sector companies from bank financing. As the public sector's creditworthiness deteriorated, interest rates reached record highs, bringing the economy to a virtual standstill. The lack of confidence in the country's economic future and its ability to sustain the peso's parity with the U.S. dollar led to massive withdrawals of deposits and capital outflows.

     On December 1, 2001, the Argentine government effectively froze bank deposits and introduced exchange controls restricting capital outflows. The measures were perceived as further paralyzing the economy, for the benefit of the banking sector, and caused a sharp rise in social discontent, ultimately triggering public protests, outbreaks of violence and the looting of stores throughout Argentina. On December 20, 2001, after declaring a state of emergency and suspending civil liberties, President Fernando De la Rua tendered his resignation to Congress. After a series of interim presidents, on January 1, 2002, Eduardo Duhalde, a Peronist senator who had lost the presidential election to President De la Rua in 1999, was appointed by Congress at a joint session to complete the remaining term of former President De la Rua until December 2003.

     During Duhalde's administration, a number of initiatives were undertaken, including:

     o ratifying the suspension of payment of certain of Argentina's sovereign debt declared by interim President Rodriguez Saa;

     o amending the Convertibility Law, with the resulting devaluation and volatility of the peso;

     o converting certain U.S. dollar-denominated loans from financial institutions into peso-denominated debts ("pesification") at a one-to-one exchange rate plus an adjustment for variations in consumer prices (Coeficiente de Estabilizacion de Referencia, "CER") or in salaries (Coeficiente de Variacion Salarial, "CVS") and U.S. dollar-denominated bank deposits into peso-denominated bank deposits at an exchange rate of Ps.1.40 per U.S.$1.00, as adjusted by CER;

     o converting most U.S. dollar-denominated obligations with non-financial institutions into peso-denominated obligations, at a one-to-one exchange rate, plus an adjustment by CER or CVS, as the case may be, plus an equitable adjustment, in certain cases;

     o restructuring the maturity and interest rates on bank deposits and maintaining restrictions on bank withdrawals;

     o enacting an amendment to the Central Bank's charter to (1) allow it to print currency in excess of the amount of foreign reserves it holds,
          (2) make short-term advances to the federal government and (3) provide financial assistance to financial institutions with liquidity constraints or solvency problems;

     o converting public service tariffs, including those of telephone services, which had been established in U.S. dollars, into pesos at a one-to-one exchange rate;

     o freezing public service tariffs, including those of telephone services, and not permitting indexing of any kind;

     o authorizing the federal government to renegotiate public service tariffs on a case-by-case basis;

     o imposing restrictions on transfers of funds abroad subject to certain exceptions, most of which have been lifted; and

     o requiring the deposit into the Argentine financial system of foreign currency earned from exports, subject to certain exceptions.

     Commercial and financial activities were virtually paralyzed in 2002, further aggravating the economic recession that precipitated the above-mentioned crisis.

     The recession in 2002, including a 10.9% decrease in real GDP, high unemployment that preceded and that followed the devaluation of the peso and high inflation has led to a reduction of wages in real terms and of disposable income and has resulted in changes in consumer behavior across all class sectors of the Argentine population. Such effects have resulted and may again result in a decrease in the number of clients, the use of Telefonica Argentina's services and the type of products and services demanded, with a possible corresponding reduction in its revenues.

     Nestor Kirchner became the president of Argentina on May 25, 2003. Some economic indicators of Argentina began to stabilize in 2003: (i) real GDP growth during 2003 was 8.8% (Source: INDEC), (ii) inflation also stabilized and (iii) the peso strengthened versus the U.S. dollar. As of December 31, 2003, the exchange rate was Ps.2.93 per U.S. dollar compared to Ps.3.37 per U.S. dollar as of December 31, 2002.

     During 2004, the Argentine economy continued to exhibit signs of stability. Real GDP growth was 9.0% for the year. Both inflation and the peso nominal exchange rate were stable during 2004, with variations of 6.1% and 1.7%, respectively. As of December 31, 2004, the exchange rate was Ps.2.98 per U.S. dollar compared to Ps.2.93 per U.S. dollar as of December 31, 2003. Furthermore, the employment situation improved. The unemployment rate reached 12.1% during the fourth quarter of 2004, which was a decrease of 26% from the levels it had reached during the 2002-2003 period.

     Notwithstanding this continued stabilization, the Argentine economic and social situation have quickly deteriorated in the past, and may quickly deteriorate in the future, and we cannot assure you that the Argentine economy will continue a sustained growth.

   The devaluation of the Argentine peso, the pesification and freezing of Telefonica Argentina's tariffs, and the macroeconomic conditions prevailing in Argentina, have had, and may continue to have, a material adverse effect on our, Cointel's and Telefonica Argentina's results of operations and financial condition.

     The Argentine government's economic policies and any future decrease in the value of the peso against the U.S. dollar could adversely affect our financial condition and results of operations. The peso has been subject to large devaluations in the past and may be subject to significant fluctuations in the future.

     The Public Emergency Law put an end to eleven years of U.S. dollar-peso parity (Ps.1.00 per U.S. $1.00) and authorized the Argentine government to set the exchange rate. After devaluing the peso, the Argentine government initially established a dual exchange rate of Ps.1.40 per U.S. dollar for certain transactions and a free-floating rate for all other transactions. This dual system was later eliminated in favor of a single free-floating exchange rate for all transactions. Since the devaluation of the peso, the Central Bank has intervened at times in the market to support the value of the peso by buying and selling U.S. dollars. The peso traded at Ps.3.37 per U.S. dollar on December 31, 2002 and at Ps.2.93 per U.S. dollar on December 31, 2003. In 2004, the peso showed signs of stability. It traded at Ps.2.98 per U.S. dollar on December 31, 2004 and at Ps.2.87 per U.S. dollar on July 12, 2005. On June 25, 2002, the peso had reached Ps.3.90 per U.S. dollar.

     Despite the relative stability during the past two years, we cannot assure you that future policies adopted by the Argentine government will be able to maintain the stability of the peso's value and therefore, the peso could be subject to significant fluctuations and depreciations in the future, which could materially and adversely affect our, Cointel's and Telefonica Argentina's financial conditions and results of operations. As most of the Argentine government's financial liabilities were U.S. dollar-denominated, there was an increase in the amount in pesos of the Argentine government's total debt as a result of the devaluation. Peso-denominated tax revenues constitute the majority of its tax receipts and, due to inflation, tax revenues have increased in nominal terms, but have decreased in U.S. dollar terms due to devaluation. Therefore, the government's ability to honor its foreign debt obligations has been materially and adversely affected by the devaluation of the peso.

     Telefonica Argentina realizes substantially all of its revenues in Argentina in pesos and, as a result, the devaluation of the peso in 2002 and the pesification and freezing of its tariffs have had a material adverse effect on its and our earnings, because our indebtedness is largely denominated in, or linked to, foreign currency and therefore the devaluation has significantly increased our debt in peso terms. In addition, some portion of our, Cointel's and Telefonica Argentina's expenses, including Telefonica Argentina's capital expenditures, is also denominated in foreign currency. Furthermore, the devaluation of the peso has had a material adverse effect on our, Cointel's and Telefonica Argentina's financial condition, as our largely peso-denominated assets have depreciated accordingly against our largely foreign currency-denominated indebtedness. Any further depreciation of the peso against the U.S. dollar will correspondingly increase the amount of our, Cointel's and Telefonica Argentina's bank and financial debt in pesos, with further adverse effects on our results of operations and financial condition. As of December 31, 2004, our bank and financial debt in foreign currency was the equivalent of U.S.$637 million and Cointel's consolidated bank and financial debt in foreign currency was the equivalent of U.S.$1,561 million.

     Given the economic situation in Argentina, it is impossible to predict whether, and to what extent, the value of the peso may further depreciate or appreciate against the U.S. dollar and how those uncertainties will affect our result of operations. Moreover, we cannot predict whether the Argentine government will further modify its monetary policy and, if so, what impact these changes could have on our, Cointel's and Telefonica Argentina's results of operations and financial condition.

   The Argentine economy may experience significant inflation and a substantial part of Telefonica Argentina's revenues is not currently subject to indexing.

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

     There is considerable concern that if the Central Bank prints currency to finance public sector spending or assist financial institutions in distress or maintain the nominal U.S. dollar/peso exchange rate, significant inflation could result. During 2003 the Argentine consumer price index increased by 3.7% and the wholesale price index increased by 2.0%. During 2004, the Argentine consumer price index increased 6.1% and the wholesale price index increased 7.9%. In the past, inflation materially undermined the Argentine economy and the Argentine government's ability to create conditions that would permit growth. Although in 2003 and 2004 there was a slowdown in the inflation indexes, we cannot assure you that this situation will remain the same. During the first six months of 2005, consumer prices increased 6.1%, equivalent to an annual rate of 12.2%, a pace superior to the 5% to 8% goal range established in the Monetary Program of the Central Bank for 2005, and a rate superior to the rate stipulated in the national budget for 2005. The printing of money by the Central Bank (which intervenes in the exchange market and maintains the price of the U.S. dollar high) and the complete utilization of the industry's installed capacity (the current rate of investment is not sufficient in the face of the increasing growth of demand) were the principal generators of the recent inflationary pressures.

     Telefonica Argentina derives most of its revenues from monthly basic charges, measured service charges and other regulated charges. Prior to the enactment of the Public Emergency Law, those revenues were linked to a rate per unit of usage expressed in U.S. dollars and Telefonica Argentina also had the right to adjust that rate semiannually in accordance with variations in the U.S. consumer price index. Currently, however, the Public Emergency Law provides that, in agreements executed by the federal government under public law regulations, including those related to public works and services, which includes basic telephone services offered by Telefonica Argentina, indexation clauses based on foreign currency price indices or any other indexation mechanism are annulled. In this regard, the law sets forth that the prices and rates resulting from such provisions be established in pesos at a rate of Ps.1.00 per U.S.$1.00. In addition, any further inflation will result in further decreases in Telefonica Argentina's revenues in real terms and will adversely affect Telefonica Argentina's results of operations, provided that Telefonica Argentina's tariffs do not keep pace with inflation. In addition, any further inflation could result in further increases in Telefonica Argentina's expenses, including capital expenditures. The current mismatch between the variables determining revenues and expenses has affected and may continue to affect materially Telefonica Argentina's results of operations.

     The process for the renegotiation of Telefonica Argentina's tariffs with the Argentine government formally began in early 2002. We cannot give you any assurance that the outcome of these negotiations will be favorable to

Telefonica Argentina and therefore to us. Although Telefonica Argentina has adopted several initiatives to mitigate the current impact of this matter on its financial position, and certain indicators of the Argentine economy are currently showing favorable signals, the future operating conditions might not continue to be stable because, in Telefonica Argentina management's opinion, the regulatory framework in force has still not established the rules to allow reinstating the balance of the variables that constitute Telefonica Argentina's economic and financial equation. We have described that, if as a result of the tariff re-negotiation, future rates evolve at a pace that does not allow restoring Telefonica Argentina's economic and financial equation, such rate system could have an adverse impact on our, Cointel's and Telefonica Argentina's financial condition and future results. See "--In January 2002, the Argentine government devalued the peso, pesified and froze Telefonica Argentina's tariffs and the current renegotiation of Telefonica Argentina's tariffs may result in new tariffs that may have an adverse impact on Telefonica Argentina's future financial position and future results of operations".

   The tightening relationship between the international financial community and the Argentine government may impose difficulties on Argentina's attempts to solve the problem of creditors who did not participate in Argentina's recent debt exchange offer.

     Due to the failure to meet fiscal deficit targets, on December 5, 2001, the International Monetary Fund ("IMF") suspended further disbursements, originally intended as financial support due to the prevailing economic difficulties of Argentina. On December 23, 2001, interim President Rodriguez Saa declared the suspension of debt payments on approximately U.S.$65.4 billion of Argentina's sovereign debt (as of December 31, 2001, the total debt was approximately U.S.$144.5 billion). Consequently, the principal international rating agencies downgraded the rating of Argentina's sovereign debt to "selective default".

     On January 24, 2003, the IMF approved an eight-month Stand-by Credit Facility for Argentina of approximately U.S.$3.0 billion that was designed to provide transitional financial support through the period prior to the inauguration of a new government, which replaced Argentina's prior arrangements with the IMF. On September 10, 2003, after the expiration of this transitional agreement and three months after President Kirchner was elected, a long-term agreement was executed for the 2003-2006 period which implied the refinancing of liabilities for U.S.$21.6 billion and the establishment of a series of quantitative and qualitative conditions to be met by the Argentine government, in principle for the 2003-2004 period, including the renegotiation of the public debt in default, the tax reform, the compensation to the financial system and the adjustment of utility rates, among others.

     Under the agreement, the above-mentioned conditions were to be reviewed every three months. The first review took place in January 2004, and was approved by the IMF's Executive Committee on January 28, 2004. This approval resulted in an additional disbursement of U.S.$358 million to Argentina. The second review was approved on March 22, 2004, and resulted in another disbursement to the Republic of Argentina of approximately U.S.$3,100 million. In August 2004, the IMF announced the suspension of the third review, and postponed disbursements to Argentina totaling U.S.$728 million, in order to evaluate the implementation by the Argentine government of the pending structural reforms related to public utility contracts and the progress made in the renegotiation of the Argentine sovereign debt.

     Also in August 2004, the Argentine government announced the suspension of negotiations with the IMF until December 31, 2004, so as to focus all efforts on the restructuring of its defaulted sovereign debt, but it also announced that during such period it would continue to honor its obligations with the IMF. On September 17, 2004 the IMF conceded Argentina a one-year grace period in the repayment of an amount of principal of approximately U.S.$1,100 million, initially scheduled to mature between September 20, 2004 and January 17, 2005. No assurance can be given that Argentina will honor its commitments to the IMF nor that it will resolve its problems vis-a-vis the international financial community. This raises continuous doubts on the possibilities of obtaining long-term financing by the Argentine economy, both in the public and private sectors, which could negatively affect us.

     The restructuring of the defaulted sovereign debt had been a goal of the Argentine government during recent years. On March 17, 2004 a Decree was published in the Official Gazette that provided for the creation of a syndicate of commercial banks to act as dealer managers for the restructuring of the government securities, in accordance with the commitment made to the IMF. On November 1, 2004 the Argentine government filed with the United States Securities and Exchange Commission ("SEC") (and later with the securities commissions of Italy, Germany and Luxembourg) the terms of the new public debt securities to be issued in order to restructure the defaulted debt. Sovereign debt in default totaled approximately U.S.$102.5 billion, comprised of approximately U.S.$81.8 billion of principal and U.S.$20.7 billion of unpaid interest accrued before December 31, 2001.

     After a process of renegotiation with creditors, on December 9, 2004, Executive Decree No. 1735/04 was issued, approving the debt restructuring under the terms and conditions set forth in the offering circular supplement attached to such Decree, and approving the terms and conditions of the new securities to be delivered in exchange for the eligible securities.

     On January 12, 2005, the Argentine government officially launched the debt restructuring process, and on March 18, 2005, it officially announced that 76.15% of bondholders had accepted the offer. Finally, the new bonds were issued in June 2005. They are denominated in U.S. dollars, euros, Japanese yen and Argentine pesos (indexed by CER) and are governed by the laws of: New York and Argentina for the U.S. dollar bonds, England for the euro bonds, Japan for the Japanese yen bonds and Argentina for the peso bonds indexed by CER.

     Pursuant to Law No. 26,017 approved by the National Executive Power on February 10, 2005, the Argentine government is forbidden from reopening the exchange process described above. Therefore, the Argentine government cannot negotiate a different offer with those bondholders who did not tender their bonds during the restructuring process or who did not declare in express judicial form their opposition to tendering their bonds.

     Despite the results of the restructuring, it is impossible to predict the effect that this will have on investor confidence or on the Argentine economy. Moreover, there can be no assurance that the Argentine government will not default on its obligations under these new bonds in the future. In addition, the Argentine government must continue to honor principal and interest payments to credit agencies including the International Monetary Fund (IMF) and World Bank without subsequent new loans in order to avoid a default vis-a-vis such agencies.

     Argentina will also have to withstand any legal actions that may be filed by bondholders who did not accept the Argentine government's exchange offer. At present, there are actions in the United States, Italy and Germany, and it is impossible to determine what the outcome of these proceedings will be. A judgment against the Argentine government in such pending cases could result in a reduction in funding sources and investment capital, which could have a significant effect on the Argentine government's capacity to implement reforms and reinstate sustainable economic growth, all of which could adversely affect Telefonica Argentina, Cointel and therefore us.

     All such events could also impair Argentina's capacity to maintain the current economic recovery and could result in a recession, higher inflation, unemployment, and social discontent.

   The Argentine financial system is gradually recovering, but depends on the reversion of the cumulative losses of financial institutions and their ability to prevent future collapses that would frustrate economic growth.

     During the second half of 2001, a significant amount of deposits was withdrawn from financial institutions as a result of increasing political instability and uncertainty resulting in a run on the U.S. dollar reserves of local banks. To stop such run, on December 1, 2001, the De la Rua administration restricted the amount of cash that account holders could withdraw from banks and introduced exchange controls restricting capital outflows. Although many of these restrictions, known as the "corralito", are no longer in place, the Duhalde administration subsequently implemented a schedule, known as the "corralon", which stated how and when money in savings and checking accounts and time deposits would become available, in an attempt to stop the continuing drain on bank reserves.

     On February 4, 2002, pursuant to Emergency Decree No. 214/02, the Argentine government converted all foreign-currency denominated bank deposits into peso-denominated bank deposits at the exchange rate of Ps.1.40 per U.S. dollar plus an adjustment to CER plus an interest rate of 2%. The Argentine government also announced the conversion of most U.S. dollar-denominated debts with Argentine financial institutions into peso-denominated debts at a one-to-one exchange rate to be adjusted pursuant to the CER. In March 2002, the Argentine government issued Decree No. 762/02 by which it replaced the CER, for certain debts, with the CVS. Since January 2002, the Central Bank has been forced to grant substantial financial aid to most of the banks in the Argentine financial system. The corralito, the corralon and certain other measures, to a significant extent, shielded banks from a further massive withdrawal of deposits, but they also led to the paralysis of virtually all commercial and financial activities, diminished spending and greatly increased social unrest, exacerbating the already severe recession.

     Through Decree No. 739/03 dated March 28, 2003 the Argentine government made an attempt to eliminate the corralon by giving depositors the option to be reimbursed pursuant to a schedule for their deposits in pesos which were originally denominated in U.S. dollars, at a Ps.1.40 per U.S.$1.00 exchange rate, plus an adjustment to CER and accrued interest, and to receive a 10-year U.S. dollar denominated bond to be issued by the Argentine government to cover the difference between the amount in pesos to be received by the depositors and the face amount of the original deposit made in U.S. dollars at the exchange rate applicable on April 1, 2003, which was Ps.2.96 per U.S. dollar.

     In a decision dated March 5, 2003, the Supreme Court of Argentina struck down the mandatory conversion of U.S. dollar deposits held by the Province of San Luis with Banco Nacion pursuant to Emergency Decree No. 214/02 on constitutional grounds. Moreover, in a decision dated July 13, 2004, the Supreme Court determined that if a depositor had accepted pesos as payment for his original deposit in U.S. dollars at the exchange rate stipulated by the Public Emergency Law (Ps.1.40 plus CER per U.S.$1), without reserving the right to claim the difference between the amount received and the amount that would have been received if the exchange rate applied had been the free market exchange rate, then that depositor would be barred from filing such claim. Also, on October 27, 2004, the Supreme Court affirmed the constitutionality of the Public Emergency Law and the pesification.

     Under Argentine law, the Supreme Court rulings are limited to the particular facts and defendant in the case; however, lower courts tend to follow the precedents set by the Supreme Court. There are also numerous other cases in the Argentine judicial system challenging the constitutionality of the pesification pursuant to the Public Emergency Law. The Supreme Court's decision creates uncertainty as to the implications for the banking system as a whole, including the need for the Argentine government to provide additional financial assistance to the banks in the form of U.S. dollar-denominated bonds. This, in turn, could add to the country's outstanding debt and is viewed with concern by holders of Argentina's outstanding bonds.

     The recent relative stability of the exchange rate and inflation in Argentina and the higher confidence, compared to the 2001-2002 period, have allowed a gradual accumulation of deposits. Interest rates have dropped for certain periods of time, even to negative levels in real terms, due to the high liquidity levels that financial institutions maintain and the fact that there has been no increase in loans granted by these institutions. As a consequence, the risks related to the Argentine financial system are no longer due to liquidity problems but are due to its solvency and profitability. If the relationship between the supply and the demand of credit remains mismatched due to problems of profitability, then there is a risk that the financial institutions will collapse as a consequence of operating with negative margins during an extended period of time. Thus, the size of the Argentine financial market and the ability of private companies, including us, to obtain financing could be reduced.

   Future exchange controls may prevent the servicing of our or our subsidiaries' foreign currency-denominated debt obligations.

     Since early December 2001, the Argentine authorities implemented a number of monetary and currency exchange control measures that included restrictions on the withdrawal of funds deposited with banks and tight restrictions on transfers abroad. Most restrictions in connection with repayments to foreign creditors have been lifted. These regulations have been changing constantly since they were first promulgated and we cannot assure you that they will not be put in place again and if they are, whether they will be made stricter than they were before.

Risk Factors Related to Us

   The deterioration of the Argentine economy and the pesification and freezing of Telefonica Argentina's tariffs have made it difficult for us and Cointel to access the capital markets or obtain new third-party financing in amounts sufficient to enable us and Cointel, together with internally generated funds, to meet our respective debt obligations, corresponding mainly to a significant amount of indebtedness owed to TISA.

     We are a holding company with significant financial obligations but no significant liquid assets, with a dependency on dividends and distributions from our subsidiaries, on fees under the Telefonica Holding Advisory

Agreement paid to us in cash by Telefonica S.A., Sucursal Argentina ("TESA Arg.") (the "Telefonica Holding Advisory Agreement"), on the proceeds from disposing of ownership interests and other assets, and on various forms of borrowing. We use our funds mainly to pay interest on our financial debt and negotiable obligations.

     Our financial obligations are mainly intercompany loans. None of our subsidiaries and none of our stockholders have any obligation to pay amounts due from us to third parties or to make funds available therefore, whether in the form of loans, dividends or otherwise under the Telefonica Holding Advisory Agreement.

     Because we are a holding company, upon the liquidation or reorganization of any subsidiary, or any of their subsidiaries, our right to participate directly or indirectly, as the case may be, in any distribution of such a company's assets (and thus the ability of the holders of outstanding debt securities issued by us pursuant to the terms of the Indenture dated February 24, 1997 among us and the Bank of New York (the "1997 Indenture Notes") or other creditors to benefit indirectly from such distribution) is subject to prior claims of creditors of such subsidiaries and their subsidiaries, including trade creditors.

     In light of the combination of macroeconomic and regulatory developments that occurred in Argentina mainly during 2002, and the negative impact those events had on our and Cointel's financial condition, we and Cointel can not assure you that we or Cointel will be able to access the capital markets and new third-party financing sources, both domestically and internationally, in amounts sufficient to enable us or Cointel to meet our respective debt obligations. Furthermore, we and Cointel are unable to determine whether the current macroeconomic environment in Argentina will worsen in the short-term and further harm our and Cointel's ability to meet our respective current and future debt obligations.

     We had outstanding as of December 31, 2004 the following indebtedness:

     o U.S.$637 million in short-term intercompany loans with TISA (including interest); and

     o    9.75% Notes due 2007 totaling approximately U.S.$8 million.

     Cointel had outstanding as of December 31, 2004 the following unconsolidated indebtedness and preferred stock:

     o Ps.42 million (originally in U.S. dollars and pesified by the Public Emergency Law, plus an adjustment for variations in consumer prices (Coeficiente de Estabilizacion de Referencia, "CER")) in preferred capital stock and Ps.9.6 million in accumulated unpaid but not due preferred dividends; and

     o U.S.$488 million in short-term intercompany loans with TISA (including interest).

     Our and Cointel's debt with TISA matures through December 2005, subject to TISA's right to immediately accelerate such indebtedness if, among other things:

     o there are changes in Telefonica Argentina's, Cointel's or our equity or our economic and financial situation that, due to their adverse nature, may adversely affect our respective abilities to comply with our respective obligations under the loan agreements, including the ability to pay interest; and

     o proceedings are commenced against us, Telefonica Argentina or Cointel which may result in an auction or attachment with a value greater than a certain percentage of our respective shareholders' equity.

     In connection with the loans with TISA, we and Cointel assumed certain commitments, mainly involving limitations on the sale of assets, limitations on liens of certain assets and limitations on us or any of our affiliates becoming a party to a merger or spin-off transaction, with certain exceptions. The loan provides for acceleration of principal and accrued interest: (1) upon our defaulting on any of the commitments assumed under the loan, (2) in the event of any change of control of us, (3) if we or our affiliates are unable to comply with our obligations, (4) upon changes in our main business activity, (5) if we or any of our affiliates lose the government licenses under which we operate our businesses, (6) if there are changes in our equity, economic and financial situation that due to their adverse nature may affect our ability to comply with the obligations assumed in the agreement, and (7) if there are government imposed restrictions that may limit the ability to repay our debts. On July 26, 2004, the loan agreement was modified by eliminating the clause that stipulated its early termination in case of restrictions that could limit our capacity to make payments to TISA under the agreement.

     In relation to the loans mentioned above, TISA has advised us and Cointel that until July 1, 2006 and December 31, 2005, respectively, that: (i) the effects of the Public Emergency Law and Currency Exchange System Reform implemented in Argentina by Decree No. 1,570/01, Law No. 25,561, as supplemented and amended, in force shall not be considered as an event of default; and (ii) it shall not consider that, until such date, an acceleration event has occurred under the agreements with TISA. Additionally, some of the loan agreements in effect include acceleration events in case certain judicial or extra-judicial proceedings are filed for amounts in excess of certain net equity percentages of us or a relevant affiliate of ours. We obtained a waiver to all such acceleration events until July 1, 2006.

     Additionally, during the first quarter of fiscal year 2002, we received loans from Telefonica Argentina for U.S.$5.8 million ("the Dollar Loans"). On April 26, 2002, we entered into an assignment agreement with Telefonica Argentina and TISA pursuant to which Telefonica Argentina assigned to TISA the Dollar Loans in the amount of U.S.$5.8 million, which included principal amount and accrued interest as of April 26, 2002. The terms of such loan are similar to those of the loan mentioned in the previous paragraph. As of December 31, 2004, the book value of such loan amounted to U.S.$7 million (equivalent to Ps.22 million as of December 31, 2004), corresponding to principal amount plus accrued interests as of that date.

     As of December 31, 2004, our current unconsolidated assets were lower than our current unconsolidated liabilities for an amount of Ps.1,876 million, the latter including approximately Ps.1,896 million of debt owed to TISA.

     As of December 31, 2004, we also carried accumulated losses amounting to Ps.2,267 million and negative shareholders' equity amounting to Ps.1,112 million. Under Argentine corporate law, if a corporation presents annual financial statements that report negative shareholders' equity, the corporation is required to commence dissolution proceedings unless its shareholders take action (either by making a capital contribution or authorizing the issuance of additional shares of the corporation) that increases capital stock.

     On December 16, 2004, the general and special Class B shareholders' meeting resolved to increase the capital stock by Ps.2 million, from Ps.404,729,360 to Ps.406,729,360, in accordance with the provisions of Resolution No. 466/04 of the CNV, and to issue at par value, 2,000,000 common Class B shares of one peso (Ps.1) face value each and entitled to one vote per share, which will have the same rights to dividends, as from the beginning of the fiscal year in which the shares are issued, and will rank pari passu with the remaining Class B shares outstanding as of their issuance date. In addition, such shareholders' meeting approved the application for public offering of the new shares to be issued as a result of the capital increase and their listing on the Buenos Aires Stock Exchange. As of the date of issuance of this Annual Report, such capital increase is pending approval by the CNV and the Buenos Aires Stock Exchange and pending registration by the Public Registry of Commerce.

     Due to our negative shareholders' equity situation, we are under the conditions for dissolution due to the loss of our capital stock set forth in
Item 5 of Section 94 of the Companies Law. However, Decree No. 1,269/02 dated July 16, 2002 had suspended the enforcement of Item 5 of Section 94 of the Companies Law until December 10, 2003 and Decree 1,293/03 dated December 23, 2003 had suspended the enforcement of such provision of the Companies Law until December 10, 2004. Furthermore, Decree No.540/05 dated May 30, 2005 further extended that suspension until December 10, 2005, and we are in the process of increasing our capital stock to avoid future dissolution proceedings under Argentine corporate law.

     On December 28, 2004, the board of directors called a special shareholders' meeting on February 15, 2005 to resolve upon the partial capitalization of the loan held by TISA with us, for an amount of up to approximately Ps.2,046 million.

     On February 15, 2005, the special shareholders' meeting approved the increase of the capital stock, for an amount of up to Ps.2,046 million, ratified the capital stock increase of Ps.2 million approved by the shareholders' meeting of December 16, 2004 and delegated to our board of directors the setting of the final amount and other issuance conditions of such capital stock increase. The capital increase can be subscribed with (i) the partial capitalization of the loan held by TISA with us, (ii) the irrevocable capital contributions of TISA for future share subscriptions of Ps.2 million or (iii) cash. In this regard, in this special shareholders' meeting, TISA expressed its intention to partially capitalize its loan for an amount of Ps.1,785 million. As a result of this capital stock increase, we expect that we will no longer be under the conditions of Item 5 of Section 94 of the Companies Law and, consequently, with respect to this matter, we will be able to continue normal operations. See Notes 8 and 10 to the Holding Annual Financial Statements.

     The increase of our capital stock is still not finalized. In addition, despite the plans for capitalization mentioned above, we are under the condition for mandatory capital stock reduction under Argentine law. According to Section 206 of the Companies Law, if the accumulated losses exceed reserves plus 50% of the capital stock at any year end, a company is required to reduce its capital stock. However, Decree No 540/05 dated May 30, 2005 further extended the enforcement of Section 206 of the Companies Law until December 10,2005.

     Cointel has also experienced economic difficulties resulting from the recent Argentine economic crisis. Cointel's general financing policy is to cover future fund needs to repay short-term debt, if possible depending on the evolution of the economic situation, with bank loans and/or access to the capital markets and TISA's loans, or alternatively, by refinancing its debt obligations.

     We are evaluating Cointel's financing needs considering the Argentine economic situation and the current difficulties in accessing credit, and we have committed to use our best efforts to provide financing directly or indirectly, subject to our fund availability, which depends on the development of the issues affecting our financial situation.

     In addition, Telefonica has advised Cointel that, as of the date of issuance of this Annual Report, it was still evaluating financing alternatives for Cointel, including the possibility of refinancing the short-term TISA's loans to Cointel and, if necessary, providing additional financing.

     As of December 31, 2004, Cointel's unconsolidated current assets are lower than its current liabilities by Ps.1,459 million, the latter including approximately Ps.1,454 million of debt owed to TISA. Consequently, Cointel's ability to meet its short term liabilities will depend on TISA's continued refinancing of the loans granted to Cointel, or on other financing from related or unrelated parties, which to date are not available in sufficient amounts for Cointel.

     Should no financing alternatives be available to Cointel or should Cointel not succeed in obtaining additional refinancing, Cointel will not have sufficient funds available to meet its current financial liabilities.

     Although Cointel will continue to use its best efforts to obtain additional financing, which up to date has had favorable results evidenced by waivers granted from creditors and short-term refinancing, as of the date of this Annual Report it is not possible to predict what Telefonica Argentina's result of future negotiations will be and, consequently, whether Cointel will be able to pay its current liabilities in the normal course of business, maintain its normal operations and remain as a going concern.

   The interest of our affiliates, as our equity owners and creditors, may conflict with the interests of the holders of our notes or shares.

     Under Argentine law, the protections afforded to minority shareholders and the fiduciary duties of directors may, in some respects, be less than in the United States and certain other jurisdictions. Telefonica has advised us that it intends to maintain its current beneficial ownership of Cointel, Telefonica Argentina, Atco and ACISA and, therefore, to continue to participate in those companies and to determine the outcome of any action requiring the approval of their respective shareholders. Additionally, Telefonica may advise us to sell and transfer our share equity interest in Atco and ACISA to an affiliate of Telefonica. Actions within the control of Telefonica and its affiliates include the election of our board of directors and the boards of directors of Cointel, Telefonica Argentina, Atco and ACISA (as well as for TISA and TIHBV, each a wholly owned subsidiary of Telefonica that together own the 50% of Cointel's voting capital stock not owned by us) and, subject to the requirements of Argentine laws, the payment of dividends by those companies. Telefonica Argentina's day-to-day management and operations are the responsibility of Telefonica, as the operator under the Management Contract, as defined below. Affiliates of Telefonica are also involved in other investments and operations in the Argentine communications and media sector, some of which may involve or impact us, Cointel, Telefonica Argentina, Atco, ACISA or their respective subsidiaries.

     The interest of Telefonica and TISA as our equity investors may conflict with the interests of the holders of our notes or shares. Moreover, TISA has made substantial extensions of credit to us and is our, Telefonica Argentina's and Cointel's largest creditor. As of December 31, 2004, we owed approximately U.S.$636 million in short-term debt to TISA. As of December 31, 2004, Cointel owed approximately U.S.$688 million in consolidated short-term intercompany loans with TISA. TISA's interests as our creditor and the creditor of Cointel may conflict with the interests of the holders of our notes. All of the intercompany loans made to us, Telefonica Argentina and Cointel are short-term in nature, and as a result, must be paid in full prior to the time we are required to make scheduled payments on our long-term third-party debt obligations.

     Conflicts of interest among us, Telefonica, TISA, Cointel, Telefonica Argentina, Atco and ACISA, and other affiliates of Telefonica Argentina may therefore arise in connection with the negotiation and performance of duties including those under the Telefonica Argentina Management Contract and the Telefonica Holding Advisory Agreement, as well as in connection with other business activities. Telefonica, through affiliates, also has other joint and separate investments in the communications and media sector in Argentina, including in mobile cellular services and personal communications services ("PCS"), following the spin-offs of Telefonica Argentina's wireless services business and data transmission business, that are controlled by Telefonica Moviles and Telefonica DataCorp, each a controlled subsidiary of Telefonica that is independent of us, Cointel, Telefonica Argentina, Atco and ACISA. In some circumstances, our interests and those of our subsidiaries may not be aligned with and may perhaps be adverse to the interests of Telefonica or to its affiliates. We cannot assure you that Telefonica or its affiliates will not limit or cause us and our subsidiaries, and their subsidiaries, including Telefonica Argentina, to forego business opportunities that other Telefonica affiliates may pursue, or that the pursuit of opportunities by other affiliates will be in our interest.

     Additionally, Telefonica may exercise its control over the payment of dividends by us, Cointel, Telefonica Argentina, Atco and ACISA (subject to the requirements of Argentine law) to determine the amount or frequency of dividend payments in order to allocate capital, fund expenditures or distributions by us, Cointel, Telefonica Argentina, Atco, ACISA and other Telefonica affiliates or for other purposes.

     Aside from requirements of Argentine law which establishes that dividends must be paid out of net earned liquid profits arising from approved financial statements, there are currently no contractual restrictions on our, Cointel's and Telefonica Argentina's ability to pay dividends. Under Argentine law we, Cointel and Telefonica Argentina will be able to resume paying dividends when we each have new accumulated gains and to the extent we have not consumed our legal reserve to absorb accumulated losses. Telefonica and its subsidiaries, through us, may exercise its control over Cointel's and Telefonica Argentina's ability to pay dividends (subject to requirements of Argentine law) or to increase the amount or frequency of dividend payments in order to fund expenditures or distributions or for other purposes. As a result, Telefonica, through us, has the legal right and voting power to cause us, Cointel and Telefonica Argentina to pay cash dividends to its shareholders in amounts and at times that may not be in the best interests of Telefonica Argentina's, Cointel's and our creditors.

     Moreover, we cannot assure you that Telefonica or its affiliates will provide us with additional intercompany financing support.

   Because the Argentine standards for disclosure and accounting differ from those of the United States, information about us may not be as detailed or comprehensive as that of non-Argentine issuers, including that of U.S. companies.

     The periodic disclosure required of foreign issuers under the Exchange Act is more limited than the periodic disclosure required of U.S. issuers. Publicly available information about issuers of securities listed on the Buenos Aires Stock Exchange also provides less detail in certain respects than the information that is regularly published by or about listed companies in the United States or in some other countries. Furthermore, there is a lower level of regulation of the Argentine securities markets and of the activities of investors in such markets as compared with the securities markets in the United States and certain other developed countries. We prepare our financial statements in accordance with Argentine GAAP, which differs in certain respects from U.S. GAAP. See Note 11 to the Holding Annual Financial Statements.

   We, Cointel and Telefonica Argentina suffered a significant loss in 2002, which resulted in an elimination of our, Cointel's and Telefonica Argentina's unappropriated earnings, and therefore lost our, Cointel's and Telefonica Argentina's ability to distribute dividends.

     Our only significant source of cash revenues has been the cash dividends paid to us by Cointel and the income under the Telefonica Holding Advisory Agreement. Cointel paid to us cash and in kind dividends totaling Ps.1,452 million (in pesos restated for inflation until February 28, 2003) from January 1, 1994 through December 31, 2001. We did not receive any dividends during the fiscal years ended December 31, 2004, 2003 and 2002. Atco and ACISA have never paid dividends to us and we do not expect any in the near future. Cointel's ability to pay dividends, while also meeting its debt service requirements, similarly depends principally on Telefonica Argentina's payment of dividends to its shareholders (including Cointel). The ability of Telefonica Argentina and Cointel to pay dividends will also depend on applicable laws and, under certain circumstances, restrictions contained in applicable agreements or debt instruments. Under Argentine law, dividends can only be paid out of liquid and realized profits reflected in annual audited and approved financial statements. In addition, pursuant to the Companies Law, dividends cannot be paid until losses from prior fiscal years have been absorbed. The declaration and payment of dividends by companies require the affirmative vote of a majority of their respective directors and of their shareholders represented at a shareholders meeting.

     The effect of the devaluation of the peso and the pesification and freezing of Telefonica Argentina's tariffs has eliminated our, Cointel's and Telefonica Argentina's unappropriated retained earnings and and caused us, Cointel and Telefonica Argentina to carry accumulated losses. As of December 31, 2004, such losses exceeded our, Cointel's and Telefonica Argentina's reserves, including the reserves for future dividends out of which cash dividends are distributed. Under Argentine law, we, Telefonica Argentina and Cointel are unable to distribute dividends until the unappropriated losses are absorbed and we, Cointel and Telefonica Argentina restore our respective reserves with new gains to a level equal to the percentage of share capital prior to such losses. Neither of us can make dividend payments in 2005 based on our respective financial statements ending December 31, 2004.

     Apart from these restrictions under Argentine law, there are currently no contractual restrictions on our respective abilities to pay dividends. However, at this time, it is impossible to predict when, or if, we, Cointel or Telefonica Argentina will have enough gains after unappropriated or accumulated losses are absorbed to enable us to resume paying dividends.

Risk Factors Related to the Telecommunication Business

   In January 2002, the Argentine government devalued the peso, pesified and froze Telefonica Argentina's tariffs and the current renegotiation of Telefonica Argentina's tariffs may result in new tariffs that may have an adverse impact on Telefonica Argentina's future financial position and future results of operations.

     In January 2002, tariffs for basic telephone services and long-distance services, which Telefonica Argentina charges its customers, were converted to pesos from U.S. dollars and fixed at an exchange rate of Ps.1.00 per U.S.$1.00. Telefonica Argentina's tariffs were also frozen, as indexation of any kind is not permitted under the Public Emergency Law. The Public Emergency Law also authorized the Argentine government to renegotiate its contracts related to public works and services. Telefonica Argentina is currently, and has been since 2002, in the process of renegotiating its tariffs with the Argentine government regarding the rates Telefonica Argentina may charge in the future. According to the Public Emergency Law, the government must consider the following factors when negotiating the new tariff regime:

     o the effect of these tariffs on the competitiveness of the general economy and in the distribution of income,

     o    the quality of the services,

     o the investment plans when such issues are included in the pertinent agreements,

     o    consumer protection and accessibility of the services,

     o    the security of the systems, and

     o    profitability of the company.

     The outcome of the tariff renegotiation is uncertain and therefore we cannot assure you that Telefonica Argentina's tariffs that result from the renegotiation will maintain their value in U.S. dollars or constant pesos over time to compensate for any past and future increases in inflation or increases in the peso/U.S. dollar exchange rates. Inflation in terms of wholesale price index and consumer price index for 2002 and 2003, on an accumulated basis, was 122% and 46%, respectively, and devaluation during that time amounted to 193%. During 2004, inflation in terms of wholesale price index was 7.9% and in terms of consumer price index it was 6.1%. Moreover the cumulative devaluation for the three years ended December 2004 was 197.9% . Pursuant to the process established for the renegotiations, Telefonica Argentina has submitted both an interim request for a tariff increase and a comprehensive proposal regarding Telefonica Argentina's tariff regime within the time period established. Other than the deadline set forth in Law No. 25,792, we do not know when the renegotiations will be concluded and whether they would be concluded in a manner that will not have an adverse effect.

     On January 23, 2003, the Argentine government issued Emergency Decree No. 120/03 which established that the Argentine government may provide for interim tariff increases or adjustments until the process of renegotiation of public service contracts and licenses required under the Public Emergency Law is completed. On January 29, 2003, the Argentine government issued Decree No. 146/03, which establishes a temporary tariff adjustment for the provision of energy and gas services. However, such measure has been judicially challenged and currently suspended by an injunction. Telefonica Argentina has requested the interim adjustment of its tariffs, but no decision has been reached on such issue. We cannot assure you that Telefonica Argentina will obtain the temporary adjustment of its tariffs, or even if Telefonica Argentina obtain it, we cannot assure you that such adjustment will not be judicially challenged. Pursuant to Resolution 93/04 issued on February 16, 2004, the Secretary of Energy established energy service tariff adjustments applicable for small industries, medium-sized businesses, large industries and large commercial centers. These tariff increases are not applicable to family residences and small businesses. The tariff increases are from 15% up to 35% depending on the customer to whom the increase is applied. In addition, Decree No. 181/2004 established tariff adjustments for gas services applicable for industrial and large customers of 14% to 25%.

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

     On October 21, 2003 Law No. 25,790 became effective, extending the term for the renegotiation of the agreements for public works and utilities until December 31, 2004. The term of the Law No. 25,790 has been further extended until December 31, 2005 pursuant to Law No. 25,972. The National Executive Power is responsible for submitting the proposals to the Argentine Congress, which will have to approve such proposals within 60 calendar days counted from its receipt. In the event such period expired without Congress having reached a decision, the proposal shall be deemed accepted. If the proposal is rejected, the National Executive Power shall resume the process of renegotiating the relevant agreements.

     This law also established that the decisions made by the National Executive Power during the renegotiation process shall not be limited by, or subject to the stipulations contained in the regulatory frameworks currently governing the concession or licensing agreements for the respective public utilities. Renegotiation agreements may cover partial aspects of concession or licensing agreements, and may contain formulas to adjust such agreements or temporarily amend them . The law also includes the possibility of agreements subject to periodical reviews, or subject to quality parameters applied to services rendered. If there are temporary amendments, such amendments must be taken into consideration in the final agreements reached with concessionaires or licensees. The legal provisions do not authorize licensees of public utilities contractors or concessionaires to suspend or alter compliance with their duties.

     On March 8, 2005 the Ministry of Economy and the Ministry of Federal Planification, Public Investment and Services, pursuant to resolutions No. 123 and No. 237, respectively, scheduled public audiences with electrical and gas companies for tariffs increases. However, no telecommunications services companies have been notified of a date for an audience.

     Under the legal framework described, on May 20, 2004, Telefonica Argentina, Telecom Argentina S.A. and the Argentine government signed a Memorandum of Understanding (the "Memorandum of Understanding") pursuant to which the government agreed to maintain the General Tariff Structure currently in force for the Basic Telephony Service until December 31, 2004, without waiving Telefonica Argentina's rights to renegotiate its contracts. The parties also ratified their intent to reach a final contractual renegotiation before December 31, 2004, which did not happen. In addition, pursuant to the provisions of the Transfer Contract, the parties agreed that any new tax or charge, or any variation in those currently in force, subject to the control of Regulatory Authorities as established in certain sub-sections of the List of Conditions (conditions to maintain Telefonica Argentina's license to provide telecommunication services, the "List of Conditions"), shall be itemized in the bills issued to customers for services in the jurisdictions levied with the respective tax or charge.

     With the objective of establishing mechanisms to enhance access to telecommunications services, in the Memorandum of Understanding, an agreement was reached to implement the measures necessary to develop the following services:

     1. virtual telephony cards for the beneficiaries of the Head of Household Plan (an unemployment plan) and for pensioners who do not have a telephone line and who meet the eligibility requirements set forth in the respective resolution;

     2. internet access service in all its provincial centers at discount prices; and

     3. inclusion of heads of household, who own a telephone line and meet the respective eligibility requirements for registration, in the program "Retirees, Pensioners and Low-Consumption Households".

     As stated in the Memorandum of Understanding, the Secretary of Communications issued Resolutions No. 261 and No. 272 accepting proposed points 1 and 2 mentioned above. As of the date of issuance of this Annual Report, both the Secretary of Communications and the CNC are analyzing the implementation of the services described in paragraph 3 already mentioned. Telefonica Argentina's management believes that the application of the issues mentioned in sub-paragraphs 1, 2 and 3 will not have a significant impact on its, and therefore on our, results.

     Moreover, we have stated in Notes 2.5.b, and 4.a to the Holding Annual Financial Statements that the relationship between variables determining revenues and expenses is currently mismatched as a result of the pesification and freezing of Telefonica Argentina's tariffs in the context of a potentially inflationary economy and may continue to be mismatched depending upon the outcome of Telefonica Argentina's pending tariff renegotiation with the Argentine government. Its tariff renegotiation proposal attempts to rebalance the relationship between variables determining revenues and costs (including investments), i.e., to achieve the "economic and financial equation", contemplated in the Transfer Contract.

     Recent fluctuations in the main macroeconomic variables, such as GDP growth, the exchange rate and the inflation rates have shown positive signs compared to 2002. However, future negative economic developments may result in the adoption of further measures by the Argentine government, including changes to measures already adopted, which could adversely affect its operations. We cannot predict what effect these developments and measures may have, or what effect any future developments will have, on the value of Telefonica Argentina's assets or Telefonica Argentina's economic and financial equation and, consequently, on Cointel's and our economic and financial condition.

   Telefonica Argentina is subject to tariff regulation and Telefonica Argentina could be subject to further adverse regulatory decisions.

     Telefonica Argentina is currently and will continue to be subject to tariff regulation in areas of service where "effective competition" does not exist. Pursuant to Telefonica Argentina's license to provide telephone services, Telefonica Argentina had to decrease its rates by 4% (in constant U.S. dollar terms) annually between 1997 and 1999. In connection with this tariff reduction, Telefonica Argentina agreed to implement price cap reductions. The Argentine government may also impose additional reductions.

     In addition, Decree No. 764/00 reduced, as of November 2000, the interconnection fee rates for the origin and destination of calls in local areas for those districts with more than 5,000 inhabitants or a telephone-set density above 15 telephones for every 100 inhabitants, for the remaining districts, in those areas included in the original license of independent operators, and for transit within local areas. A 3% semiannual "price cap" reduction was applied during the first two years after these rules and regulations became effective.

     The price cap system as applied to Telefonica Argentina and other regulated industries is also subject to renegotiation as provided by the Public Emergency Law, although no assurance can be given as to the results of any such renegotiation. Telefonica Argentina does not know when the Secretary of Communications may determine that effective competition exists in any particular area or in the case of any service, and therefore we cannot assure you that we will not be subject to further reductions of its tariffs.

     Tariff reductions of differing scopes and magnitudes may continue for a number of years and may reduce revenues from basic and other services. While Telefonica Argentina intend to continue to strive to control operating costs and improve productivity, those efforts may not offset, in whole or in part, the decline in operating margins that may result from mandatory tariff reductions.

     We are uncertain whether the evolution of the regulatory framework will adversely affect the viability or general competitiveness of Telefonica Argentina's telecommunications business. Neither Telefonica Argentina nor are in a position to control the nature, extent and timing of government action in this area. Future modifications of the regulatory framework may have a material adverse effect on Telefonica Argentina's business, financial condition or results of operations and on us.

   Access to the Argentine telecommunications market is now fully liberalized and as a result competition could have a material adverse effect on our results of operations.

     Since 1999, the Argentine government has issued a number of decrees liberalizing the access to the telecommunications market. As a result, a number of new operators have entered the market, including the southern region of Argentina, where Telefonica Argentina is the incumbent provider of telecommunications services. The new providers of local, domestic long-distance and international telephone services are now direct competitors of wireline basic telephone service providers. Although as a result of the liberalization Telefonica Argentina began to offer telephone services in the northern region of Argentina, Telecom Argentina is the incumbent provider of telecommunications services in the northern region. The operators of data transmission networks and other growing companies providing wireless services (including companies spun off from Telefonica Argentina), have also become direct and indirect competitors to the extent those services may be substitutes for wireline telephony.

     Since the liberalization of access to Telefonica Argentina's market, competition has affected Telefonica Argentina's results of operations as it has lost customers of long-distance service to Telecom Argentina and other smaller competitors and has had to increase its efforts in order to retain existing customers, to win back the customers it lost and to acquire new customers. Telefonica Argentina may experience, as a result of the current competitive environment, an additional loss of market share and additional competition in prices to competitors in the southern region of Argentina beyond that which has already taken place since October 1999. We may also experience a loss of market share in the future as a result of the ability of a caller to select a long-distance provider for each call and data or internet providers entering the telecommunications market. In light of the range of regulatory, business and economic uncertainties, as discussed in these "Risk Factors" and elsewhere in this Annual Report, it is difficult for Telefonica Argentina to predict with meaningful precision and accuracy its future market share in relevant geographic areas and customer segments, the speed with which changes in its market share or prevailing prices for services may occur, or the effects of competition. Those effects could be material and adverse to our and Telefonica Argentina's overall results of operations and financial condition.

   Telefonica Argentina's revenues have been in the past, and may again be in the future, adversely affected by a decrease in the number of its customers and usage of its services.

     Telefonica Argentina's revenues depend on its ability to attract and retain customers. However, the recession in 2002, unemployment and underemployment, coupled with the rise of inflation in 2002, have led to a reduction of wages in real terms and a reduction of disposable income in all class sectors of the Argentine population, which resulted in a decrease in the number of customers that use our services and in a reduction of usage per telephone line. For example, between 2001 and 2003, Telefonica Argentina's lines in service decreased by approximately 152,000 lines with a decrease in the domestic long-distance service of approximately 2% and in the international long-distance service of approximately 37%. This reduction in lines in service and usage of its services had a consequent reduction in Telefonica Argentina's revenues and cash inflows. During 2004, Telefonica Argentina experienced partial recovery with increases in its lines in service, ADSL lines and in usage of its telephone services. Despite this improvement, we cannot assure you that this pace can be sustained in the future or that future reductions in demand for Telefonica Argentina's services will not take place, which would negatively affect its cash flow and revenues.

   Telefonica Argentina's license is revocable under certain circumstances, and the revocation of the license would have a material and adverse effect on us, Cointel and Telefonica Argentina.

     Telefonica Argentina is subject to a complex series of laws and regulations with respect to the telecommunications services it provides. Telefonica Argentina provides telecommunications services pursuant to a license that is subject to regulation by various regulatory bodies. Its dissolution and the declaration of bankruptcy are events that may lead to a revocation of its license under the List of Conditions. Its dissolution will occur if its shareholders' equity according to Argentine GAAP becomes negative for any future fiscal year end and the shareholders do not recapitalize. In addition, its license is revocable if Cointel ceases to own at least 51% of its common stock represented in Class A Shares without regulatory approval.

     If any of these events occurs and Telefonica Argentina loses its license, Telefonica Argentina might not be able to continue providing telecommunications services, which would have a material adverse effect on its results of operations.

   Technological advances and replacement of equipment may require Telefonica Argentina to make significant expenditures to maintain and improve the competitiveness of the services it offers.

     The telecommunications industry is subject to continuous, rapid and significant changes in technology and the related introduction of new products and services. Telefonica Argentina cannot predict the effect of technological changes on Telefonica Argentina's business. New services and technological advances are likely to offer additional opportunities to compete against it on the basis of cost, quality or functionality. It may not be practicable or cost-effective for Telefonica Argentina to replace or upgrade its installed technologies in response to competitors' actions. Responding to such change may require Telefonica Argentina to devote substantial capital to the development, procurement or implementation of new technologies, and may be dependent upon the final cost in local currency of imported technology and its ability to obtain additional financing. Should Telefonica Argentina need to make substantial capital expenditures due to such technological changes in order to improve its system or to compete with others in the market or to replace its equipment, no assurance can be given that it will have the funds to make such capital expenditures.

   Telefonica Argentina has a significant number of legal claims against it regarding obligations of its state-owned predecessor, Empresa Nacional de Telecomunicaciones ("ENTeL"); if it were to have to satisfy those claims in full without the benefit of timely and sufficient indemnification, the obligation to do so would represent a significant liability.

     As of December 31, 2004, the total amount of claims against Telefonica Argentina based upon ENTel's alleged contractual and statutory obligations to former ENTel employees (including accrued interest and legal expenses) was approximately Ps.54 million. Court decisions have followed the precedent set by the Supreme Court of Argentina in the area of joint and several liability in labor matters, under which it upheld the provisions of the Work Contract Law No. 20,744, as amended, and declared a decree derogating portions of that law unconstitutional. In the Transfer Contract, under which ENTel was privatized by selling 60% of its common stock to Cointel, ENTel agreed to indemnify Telefonica Argentina with respect to such claims. Also, the Argentine government has assumed joint and several liability with ENTel for such indemnity obligations and has authorized Telefonica Argentina to debit an account of the Argentine government at Banco Nacion for any related amount payable by it with respect to such indemnification. Telefonica Argentina believes that the Argentine government's indemnification obligations should protect it from any material economic consequences of the employees' claims. Under Debt Consolidation Law No. 23,982, ENTel and the Argentine government may discharge their indemnity obligations through the issuance of debt instruments such as negotiable 16-year bearer bonds. Telefonica Argentina has not created any reserve for such claims.

     As of December 31, 2004, Telefonica Argentina had paid Ps.6.9 million in cash for a number of claims. Telefonica Argentina filed a claim against ENTel on December 16, 1999 seeking indemnification and reimbursement in connection with these payments in satisfaction of the labor claims. Its case has been argued in court; however, no ruling has been issued. If Telefonica Argentina loses a material portion of the current claims and the Argentine government fails to reimburse Telefonica Argentina timely and sufficiently for the claims our and Telefonica Argentina's results of operations may be adversely affected.

   Telefonica Argentina employs a largely unionized labor force and could be subject to an organized labor action.

     As of December 31, 2004, approximately 77% of Telefonica Argentina's employees were union members. In the last months of 2004, certain unions of Argentine workers organized work stoppages and strikes demanding salary increases in order to recover the purchasing value of their salaries lost after the inflationary period experienced in the country. From November 26 to December 6, 2004, the unionized telephone workers exercised strike actions aimed at obtaining salary increases, which resulted in the total interruption of the customer service lines, repair services, directory information and international call assistance services. In addition, they took over Telefonica Argentina's National Switching Boards, although service was not discontinued and operations were not materially affected. After the negotiations, Telefonica Argentina, the governmental enforcement authority and the unions agreed on an increase in the basic salary fixed under the previous collective bargaining agreement of up to approximately 20%, that become effective from January 2005, and a single final payment of Ps.500 per unionized employee, which was granted in December 2004. The new agreement has a duration of 12 months from January 1, 2005 unless external causes arise requiring a revision during such period.

     Despite this agreement, we cannot predict what actions Telefonica Argentina's labor force or their unions will take in the future. Strikes or other types of conflict with the unions or unionized personnel may have a material adverse effect on Telefonica Argentina's ability to maintain ordinary service levels or otherwise operate its business in the manner that customers expect. In such circumstances, Telefonica Argentina could face an immediate reduction of revenues and possible damage to its reputation, with potential adverse effect on its revenues in the long term.

   The Argentine government has ordered salary increases to employees in the private sector, which have increased Telefonica Argentina's expenses and adversely affected its, and therefore our results of operations.

     During 2002 and 2003, the Argentine government forced private sector companies to increase salaries of unionized employees, which resulted in higher expenses and adversely affected the operating results of private sector companies, including Telefonica Argentina. Telefonica Argentina was required to increase the salaries of unionized employees by an average of Ps.100 per employee in 2002 and up to an additional of Ps.100 per employee during 2003.

     In December 2004 the Argentine government announced Executive Decree No. 2005/04 granting another increase in salaries of Ps.100 to private employees, both unionized and non-unionized effective January 1, 2005. However, it is impossible to determine at this time whether Telefonica Argentina will be permitted by regulation to conclude that Telefonica Argentina has already granted this required salary increase through the privately negotiated salary increase Telefonica Argentina agreed to give its unionized employees.

     In view of the events mentioned above, we can give no assurances that the Argentine government will not adopt any further comparable measures or that such measures will not adversely affect Telefonica Argentina's expense and cost structure on its results.

   A substantial portion of Telefonica Argentina's assets may be immune from attachment by creditors, preventing creditors from obtaining the amount represented by a judgment against Telefonica Argentina .

     Under Argentine law, attachment prior to judgment or related to the enforcement of judgments will not be ordered by courts of Argentina with respect to property which is located in Argentina and determined by those courts to be dedicated to the provision of essential public services. A substantial portion of Telefonica Argentina's assets may be considered to be dedicated to the provision of essential public services. If an Argentine court were to make such a determination with respect to certain of its assets, those assets would not be subject to attachment or other legal process, possibly limiting the ability of Telefonica Argentina's creditors to obtain a judgment against its assets.

ITEM 4. INFORMATION ON THE COMPANY

Introduction

     We are a holding company primarily engaged through our companies in the Telecommunication Business and the Media Business in Argentina. We control Cointel and Telefonica Argentina jointly with TISA and Telefonica Internacional Holding BV (together with us, the "TISA Group"). Additionally, we own interests in Atco and ACISA as passive investments, along with other partners that are affiliates of Telefonica.

A.   Our History and Development

     We were incorporated in Argentina as a sociedad anonima on March 5, 1976, under the name SAFEX Sociedad Anonima, and were registered on October 25, 1976 in the Public Registry of Commerce for a period of 99 years. We changed our name to Citicorp Venture Capital S.A. and later to Citicorp Equity Investments S.A. and CEI Citicorp Holdings Sociedad Anonima. We adopted our current name, Telefonica Holding de Argentina S.A., pursuant to a resolution of a shareholders' meeting held on January 18, 2001, and the name change became effective on April 18, 2001.

     Cointel was organized in Argentina as a sociedad anonima on October 1, 1990, for a period of 99 years, registered under the name Compania de Inversiones en Telecomunicaciones S.A., by a consortium of Argentine and international investors to acquire a controlling interest in the capital stock of Telefonica Argentina as a first step in Argentina's privatization of its wire line public telecommunications services and basic telephone services. Cointel adopted its current name, Compania Internacional de Telecomunicaciones S.A., pursuant to a resolution of an extraordinary and ordinary shareholder's meeting held on March 31, 1997.

     Telefonica Argentina was organized in Argentina as a sociedad anonima on April 23, 1990, under the name Sociedad Licenciataria Sur S.A. for a term of 99 years. Its present name was registered on December 3, 1990.

     Our principal executive and registered office is located at Avenida Ingeniero Huergo 723 (C1107AOH) Ciudad Autonoma de Buenos Aires, Argentina, and our telephone number is (54-11) 4332-2066, e-mail: invest@telefonica.com.ar, www.telefonica.com.ar.

     Stock Exchange Agreement Transactions

     On December 31, 1999, our then shareholders and Telefonica had entered into a Framework Agreement contemplating the sale of up to all of our common shares to Telefonica, subject to the execution of the final documentation.

     On April 11, 2000, several affiliates of Hicks, Muse, Tate & Furst, Incorporated ("Hicks Muse"), including HMTF-Argentine Media Investments Ltd. ("HMTF"), Republica Holdings Ltd. ("Republica Holdings") and International Investments Union Ltd. ("IIU" and together with HMTF, Republica Holdings and such other affiliates, the "HMTF Affiliates") and International Equity Investments, Inc., a subsidiary of Citibank, N.A. ("IEI" and, together with the HMTF Affiliates, the "Participating Shareholders") entered into a Stock Exchange Agreement (the "Stock Exchange Agreement") and certain related agreements with Telefonica, a company organized under the laws of the Kingdom of Spain, relating to the sale of up to all of our ordinary shares to Telefonica. The Participating Shareholders owned as of April 11, 2000 approximately 91% of our capital stock. HMTF, Republica Holdings and IIU transferred to AMI TESA Holdings, Ltd. ("ATH"), an exempt limited company organized and existing under the laws of the Cayman Islands and an affiliate of Hicks Muse, Class A ordinary shares of our ("Class A Shares") and Class B ordinary shares of our ("Class B Shares") representing approximately 67.7% of our capital stock and approximately 69.3% of our voting power. IEI at the time controlled approximately 23.0% of our capital stock, and approximately 23.2% of our voting power.

     Prior to the date of transfer of our shares from ATH and IEI to Telefonica pursuant to the Stock Exchange Agreement on December 15, 2000 (the "Closing Date") and as required under the Stock Exchange Agreement, ACH Acquisition Co. ("ACH"), an affiliate of ATH conducted a cash tender offer (the "Offer") to purchase up to all of the outstanding Class B Shares not held by ATH or IEI, and Class B Shares representing approximately 9.28% of our capital stock accepted the Offer, with the tendered shares being transferred to ACH on December 14, 2000.

     On the Closing Date, ATH and IEI contributed to Telefonica shares of Holding held or controlled by ATH and IEI representing 80.9% of our capital stock, collectively representing 84.7% of our total voting shares, including 100% of the Class A Shares. The consideration paid to ATH and IEI for such contribution was 88,944,644 ordinary shares issued by Telefonica, such amount established on the Closing Date based on a valuation formula set forth in the Stock Exchange Agreement. On June 29, 2001, Telefonica informed us that on May 8, 2001, it transferred to TISA, a wholly owned subsidiary of Telefonica, all of Telefonica's 80.9% equity interest on us. Additionally, as a result of several transactions described in Item 7: "Major Shareholders and Related Party Transactions--Voluntary Capital Reduction", TISA's equity interest in us, increased from 80.9% to 99.96%. Pursuant to the Stock Exchange Agreement of Telefonica, as amended and the transactions contemplated thereby, we also participated in the following transactions:

     (i) On December 15, 2000, SHOSA redeemed the irrevocable capital contributions in it made by us, including: (a) SHOSA's 26.8% ownership interest in Atco, (b) SHOSA's 26.8% ownership interest in ACISA, (c) SHOSA's 20% ownership interest in TyC, (d) SHOSA's 60% ownership interest in South Cable, including irrevocable capital contributions and (e) Ps.97.4 million in cash.

     (ii) On December 15, 2000, we transferred to ACH our ownership interest in SHOSA, the then current principal asset of which was its ownership interest in Cablevision, representing 35.86% of the capital stock of such company. The SHOSA purchase price was U.S.$395.3 million in the form of a promissory note signed by ACH (the "ACH Promissory Note").

     (iii) On December 15, 2000, we sold to ACH our 100% ownership interest in South Cable for U.S.$123.8 million in cash. The principal assets of South Cable were the senior and subordinated loans to Cablevision extended in December 1998, and maturing in January 2003, which we and SHOSA earlier had contributed to South Cable.

     (iv) On December 15, 2000, we entered into an agreement with AMI Cable Holdings Ltd., a limited partnership organized and existing under the laws of the Cayman Islands ("AMICH"), under which we transferred to
          AMICH: (a) our 100% ownership interest in Forestal Nortena, (b) the right to collect from the Clarin Group shareholders and Clarin Group the balance of U.S.$18.6 million plus related interest, derived from the disposition of our indirect ownership interests in Compania de Inversiones en Cable S.A. ("Coinca") and Invercab S.A. in September 1997, (c) the rights and obligations under the agreement between IATE S.A. ("IATE"), us and other parties and (d) other minor receivables. The total transfer price was U.S.$39.1 million in cash.

     (v) In December 2000, we entered into an option contract to sell to ACH Holding's ownership interest in TyC for an effective sale price of U.S.$80.0 million. The option was exercised in May 2001, whereupon we transferred to ACH our ownership interest in TyC and assigned to ACH Holding's rights and obligations under the TyC shareholders' agreement.

     (vi) We paid off all of the financial liabilities other than certain obligations assumed by Telefonica under the Stock Exchange Agreement and the outstanding 1997 Indenture Notes. The most significant liabilities that have been satisfied include: (i) the indebtedness under the U.S.$169.2 million Term Loan Agreement dated November 4, 1999 (the "Company Term Loan"), (ii) the indebtedness under the U.S.$30 million SHOSA Term Loan Agreement dated November 4, 1999 (the "SHOSA Term Loan") assumed by us and (iii) the outstanding indebtedness under the U.S.$70.8 million Financial Trust Notes guaranteed by us (the "Financial Trust Notes" and, together with us Term Loan and the SHOSA Term Loan, the "1999 Term Loan Agreements"),
          (iv) a loan agreement with Chase for U.S.$40 million, dated November 28, 2000, which was used to repay the Class C Notes issued under a U.S.$400 million note program, and (v) the repayment of certain derivative contracts.

     (vii) The Participating Shareholders requested that our board of directors call a special shareholders' meeting to propose the delisting of our shares from the Buenos Aires Stock Exchange.

     (viii) We called a meeting of holders of Series A Notes, Series B Notes and Series C Notes (collectively the "Notes") to obtain an authorization to perform a voluntary capital reduction. See "--Voluntary Capital

          Reduction". On August 17, 2000, the holders of the Notes granted such authorization on condition that a majority of holders of each of such series authorized any such capital reduction and the indenture under which such series of Notes were issued be amended to provide that, upon a transfer of our shares to Telefonica, a "change of control" under such indenture be deemed to have occurred, obligating us to repurchase such Notes at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest to the repurchase date. Upon the transfer of our shares to Telefonica on December 15, 2000, we granted to the note holders the right to request us to repurchase their Notes. We offered to repurchase the Notes at the above mentioned purchase price.

     Additionally, on October 12, 2001, our board of directors decided to make a tender offer of the Series A and B Notes. As a consequence of the repurchases, we had redeemed approximately 97% of such negotiable obligations for a face value of Ps.485.5 million (historical amounts).

     Significant Changes in Ownership

     The following table sets forth certain information regarding ownership of our outstanding capital stock as of December 31, 2004:

                                    Class A
                                    Ordinary      Class B
                                     Shares      Ordinary
                                     (five        Shares        Total         % of
           Shareholder               votes)     (one vote)      Shares       Capital       Votes     % of Votes
----------------------------------------------------------------------------------------------------------------
TISA..........................     30,427,328   374,128,147   404,555,475     99.957037 526,264,787   99.966970
Other minority shareholders...             --       173,885       173,885      0.042963     173,885    0.033030
                                 --------------------------------------------------------------------------------
   Total......................     30,427,328   374,302,032   404,729,360(1)     100.00 526,438,672      100.00
                                 ================================================================================

----------
(1) Not including 2,000,000 shares to be issued pending approval by the CNV and the Buenos Aires Stock Exchange.

     IEI had granted to the Republica Group an option, exercisable until January 31, 2003, to buy our shares representing 5.99% of capital stock (the "Option Shares"). The purchase price was U.S.$4.40 per share plus an increase of 6% per annum from the closing date of the sale from IEI to HMTF until the exercise date. Republica Holdings and IIU assigned the option mentioned above to AMI LP, which exercised such option subject to timely payment and the consummation of the Stock Exchange Agreement, which occurred on December 15, 2000. In addition, the parties to such option agreed that the option would apply to shares of ATH and AMICH that IEI received in exchange for the Option Shares.

     Our current ownership reflects substantial consummation of the transactions contemplated by the Stock Exchange Agreement, including a change of control of us from the participating shareholders to Telefonica. On December 15, 2000, pursuant to the Stock Exchange Agreement, ATH and IEI transferred to Telefonica 80.9% of our capital stock, representing 84.7% of our total votes, in exchange for Telefonica common shares issued by Telefonica. Pursuant to the Stock Exchange Agreement, the HMTF Affiliates made the following transfers of our shares: (i) on May 2, 2000, HMTF contributed to ATH its ownership interest in us, which, as of that date represented 40.4% of the capital stock and 47.4% of the voting power of us and (ii) on April 25, 2000, Republica Holdings and IIU contributed to ATH an amount of our Class B shares which represents 27.3% of the capital stock and 21.9% of voting power. On the same date, the shares contributed by Republica Holdings and IIU were transferred to Citibank, pursuant to an escrow agreement.

     On June 29, 2001, Telefonica informed us that, on May 8, 2001, it transferred to TISA, Telefonica's wholly owned subsidiary, all of Telefonica's 80.9% equity interest in us. Additionally, as a result of several transactions described in Item 7: "Major Shareholders and Related Party
Transactions--Voluntary Capital Reduction", TISA's equity interest in us, increased from 80.9% to 99.96%.

     Voluntary Capital Reduction

     On January 18, 2001, our general and special shareholders' meeting approved (subject to the authorization of the Buenos Aires Stock Exchange) a voluntary capital stock reduction proposed by our board of directors at their meetings held on December 15, 2000, and January 10, 2001, through the redemption of 95,270,640 Class B shares of Holding. In consideration for the number of shares delivered, the shareholders present in the redemption received a proportional interest in the ACH Promissory Note. The redemption technical accounting value amounted to about U.S.$4.15 per share plus interest accrued on the face value of the ACH Promissory Note calculated from December 15, 2000 through the day immediately preceding the beginning date of the exercise share redemption period, December 11, 2001 (the "Cutoff Date"), divided by the maximum number of shares to be repurchased, in this case, 95,270,640 shares. Additionally, our special shareholders' meeting delegated to our board of directors the calculation of the final technical accounting value per share as of the Cutoff Date under a formula approved at such shareholders' meeting. Our voluntary capital stock reduction was subject to the approval by the Buenos Aires Stock Exchange, as a condition precedent, and therefore would not be effective until such approval was obtained. On July 20, 2001, the CNV advised to us that, in order to continue the process of the voluntary capital stock reduction, we had to obtain a new consent from the note holders, which was obtained on November 12, 2001.

     On November 15, 2001, our stockholders ratified the terms of the capital stock reduction approved on January 18, 2001, with certain amendments.

     On December 6, 2001, our board of directors set the date for the redemption technical accounting value for our shares on December 11, 2001, at U.S.$4.486 per share. The only shareholder that took part in such reduction was ACH, who participated with all its shares, 95,270,640 Class B common shares (the "Shares").

     On January 11, 2002, our board of directors decided to make available all necessary mechanisms for the effective cancellation of the shares received from ACH and on March 31, 2004 the above-mentioned voluntary capital stock reduction was filed with the Registry of Commerce.

     Plan for Recapitalization

     As of December 31, 2004, we had accumulated losses amounting to Ps.2,267 million and negative shareholders' equity amounting to Ps.1,112 million. Due to such situation, we were under the conditions for dissolution due to the loss of our capital stock set forth in Item 5 of Section 94 of the Companies Law. However, Decree No. 1,269/02 dated July 16, 2002 suspended the enforcement of
Item 5 of Section 94 of the Companies Law until December 10, 2003 and Decree 1,293/03 dated December 23, 2003 suspended it further until December 10, 2004. Furthermore, Decree No. 540/05 dated May 30, 2005 further extended that suspension until December 10, 2005. On December 28, 2004, the board of directors called a special shareholders' meeting on February 15, 2005, to resolve upon the partial capitalization of the loan held by TISA with us, for an amount of up to approximately Ps.2,046 million.

     On February 15, 2005, the special shareholders' meeting approved the increase of the capital stock, for an amount of up to Ps.2,046 million, ratified the capital stock increase of Ps.2 million approved by the shareholders' meeting of December 16, 2004 and delegated to our board of directors the setting of the final amount and other issuance conditions of such capital stock increase. The capital increase can be subscribed with (i) the partial capitalization of the loan held by TISA with us, (ii) the irrevocable capital contributions of TISA for future share subscriptions of Ps.2 million or (iii) cash. In this regard, in this special shareholders' meeting, TISA expressed its intention to partially capitalize its loan for an amount of Ps.1,785 million. As a result of this capital stock increase, we expect that we will no longer be under the conditions of Item 5 of Section 94 of the Companies Law and, consequently, with respect to this matter, we will be able to continue normal operations. See Notes 8 and 10 to the Holding Annual Financial Statements.

Privatization of Argentina's Telecommunications System.

     Prior to November 8, 1990 (the "Transfer Date"), Argentina's telecommunications system was operated principally by ENTel, an enterprise wholly owned by the Argentine government. Pursuant to State Reform Law No. 23,696 and a series of decrees regarding the privatization of ENTel, the Argentine government:

     o divided the ENTel telecommunications network into the southern half of Argentina, including most of the Province of Buenos Aires and more than half of the City of Buenos Aires (the "Southern Region"), and the balance of Argentina (the "Northern Region");

     o granted licenses to provide basic telephone services in the Southern Region to Telefonica Argentina and in the Northern Region to Telecom;

     o granted licenses to provide telex, data transmission and other non-basic, international telephone services to Telecomunicaciones Internacionales de Argentina Telintar S.A. ("Telintar") and Startel S.A. (companies 50%-owned by Telefonica Argentina and 50%-owned by Telecom); and

     o caused ENTel to transfer substantially all of its assets, contracts and personnel to Telefonica Argentina, Telecom, Telintar and Startel.

     On the Transfer Date, the Argentine government licensed Telefonica Argentina to provide basic telephone service in the Southern Region pursuant to Decree No. 2,344/90. That same day, pursuant to an agreement (the "Transfer Contract") among the Argentine government, ENTel, Cointel (formerly Compania de Inversiones en Telecomunicaciones S.A.) and each of Telefonica Internacional Holding B.V. ("TIHBV"), Inversora Catalinas S.A. ("Inversora Catalinas"), Telefonica, Citicorp and Citicorp Venture Capital S.A., the Argentine government sold 60% of Telefonica Argentina's capital stock to Cointel.

     As of the date of this Annual Report, Cointel owns a 64.83% interest in Telefonica Argentina. Telefonica beneficially owns 98% of the capital stock of Telefonica Argentina. See Item 7: "Major Shareholders and Related Party Transactions".

     On April 15, 1992, Telefonica Argentina acquired the business of Compania Argentina de Telefonos S.A. in the provinces of Mendoza and San Juan for U.S.$52.5 million net of value-added tax. In this purchase, Telefonica Argentina acquired approximately 71 switches and 118,000 telephone lines in service, added 1,000 employees to its payroll and assumed certain liabilities.

Deregulation of Argentina's Telecommunications Sector

     Telefonica Argentina's license ("License") was granted for an unlimited period of time. Pursuant to the License, Telefonica Argentina had the exclusive right to provide basic telephone services to the Southern Region for a period of seven years. To maintain and extend the exclusivity of the License, Telefonica Argentina had to meet certain qualitative and quantitative operating objectives set forth in the List of Conditions. See "--Regulatory Matters" for a discussion of the List of Conditions. On March 10, 1998, the Argentine government issued Decree No. 264/98, which extended this period of exclusivity until a date that the Secretary of Communications later set, pursuant to Resolution No. 1686/99, as of October 10, 1999. See "--Regulatory Matters".

     On June 9, 2000, the Argentine government issued Decree No. 465/00, which provided for the complete liberalization of access to the telecommunications market as of November 9, 2000. In the context of that liberalization, Telefonica Argentina and Telecom each signed license agreements with the regulatory authorities. Telefonica Argentina's agreement is referred to in this Annual Report as the "License Agreement".

     Deregulation also influenced the organization of Telefonica Argentina's then existing subsidiaries and the services that Telefonica Argentina provided directly and indirectly. Until April 1999, international services had been provided by Telintar, a company previously owned jointly by Telefonica Argentina and Telecom. The Argentine government provided in Decree No. 264/98 that in order to ensure effective competition at the end of the period of transition to competition in the provision of basic telephone services, Telefonica Argentina and Telecom would not be able to jointly own businesses. Therefore, Telintar was dissolved, and the assets and liabilities related to Telintar's business were spun off into two companies, effective May 1, 1999. One successor to Telintar's operations, Telefonica Larga Distancia de Argentina S.A. ("TLDA"), was merged into Telefonica Argentina effective October 1, 1999. Telecom owned the other successor, Telecom Internacional S.A., which merged into Telecom effective October 1, 1999. By virtue of these mergers, both Telefonica Argentina and Telecom now hold licenses to provide international long-distance services, as do other new licensees that have been granted licenses as the telecommunications sector was opened to competition. See "--Business Overview--Competition".

     Prior to increased competition in basic telephone services, Telefonica Argentina and its subsidiaries had provided cellular services (including personal communications services, or "PCS") in an environment of limited competition. In contrast, data transmission and internet services were subject to full competition during that time. As discussed below under "--Telefonica Argentina's Reorganization", Telefonica Argentina no longer provides the cellular, PCS, international data transmission and consulting services that are rendered by Telefonica

Comunicaciones Personales S.A. ("Telefonica Comunicaciones Personales"), Telefonica Data Argentina S.A. ("Telefonica Data", formerly Advance Telecomunicaciones S.A.) and TYSSA Telecomunicaciones y Sistemas S.A. ("TYSSA"), the latter of which was merged into Telefonica Data as of June 30, 2003.

Telefonica Equity Exchange Offers

     In May 2000, our indirect parent, Telefonica, launched offers to exchange shares and American Depositary Shares ("ADSs") of Telefonica for shares and ADSs of its subsidiaries in Brazil, Peru and Argentina. See below "-- Telefonica Argentina's Reorganization".

     Upon the expiration of the Argentine exchange offer, shareholders representing approximately 44% of Telefonica Argentina's capital stock tendered their Class B Shares and ADSs, representing such shares, in exchange for Telefonica shares and ADSs. Consequently, Telefonica became the beneficial owner of 203,841,901 Class B Shares (including 16,542,991 Class B Shares previously held by TIHBV), and 76,040,977 ADSs (each representing ten Class B Shares) of Telefonica Argentina.

Telefonica Argentina's Reorganization

     Telefonica, which through its subsidiaries is our, Cointel's and Telefonica Argentina's controlling shareholder, has completed a reorganization of its global businesses along business lines. In the context of Telefonica's global reorganization plan, Telefonica Argentina's board of directors decided on January 30, 2001 to effect a reorganization of the businesses of Telefonica Argentina's subsidiaries (the "Reorganization Transactions"). The reorganization of those businesses through certain spin-offs and consolidations were implemented through a procedure under Argentine corporate law called escision-fusion, or spin-off/merger.

     On January 25, 2001, Telefonica made capital contributions of Telefonica Argentina's shares to its subsidiaries to effect the Reorganization
Transactions:

              Recipient Subsidiary                        Capital Contribution by Telefonica
              --------------------                        ----------------------------------
     Telefonica Moviles..................     323,050,945 Class B Shares (including 24,920,528 ADSs)
     Telefonica DataCorp.................     63,524,218 Class B Shares (including 5,096,971 ADSs)
     TISA................................     561,133,517 Class B Shares (including 45,023,478 ADSs)

     In connection with the Reorganization Transactions, on January 30, 2001, Telefonica Argentina's board of directors, as well as the boards of directors of Cointel, Telefonica Data, Telefonica Comunicaciones Personales and Telinver approved a preliminary agreement (escision/fusion), for the spin-off/merger of specified assets and liabilities of their companies into Telefonica Argentina prior to the Reorganization Transactions as follows:

     o Telinver's assets and liabilities relating to its equipment sales and point-of-sale network business;

     o Telefonica Data's assets and liabilities relating to its internet access business (except for corporate customers);

     o Telefonica Comunicaciones Personales' assets and liabilities relating to its data transmission business, including frequency band "B" user licenses;

     o Telefonica Data's point-to-point lines located in the Southern Region of Argentina;

     o    Telefonica Data's 80% interest in the Starnet network;

     o    Telefonica Data's IP (Internet Protocol) network; and

     o    Telefonica Data's 80% ownership interest in a satellite network.

     Additionally, a transfer of assets and liabilities from Telinver to Telefonica Argentina by escision/fusion occurred effective February 1, 2001 as Telinver spun off its participation in an online shopping portal and merged it into Telefonica Argentina.

     On March 30, 2001, at an extraordinary shareholders meeting, Telefonica Argentina's shareholders approved the Reorganization Transactions under which Telefonica Argentina spun off:

     o Telefonica Argentina's assets and liabilities related to the international data transmission business, including Telefonica Argentina's international data transmission business, a portion of goodwill associated with the international data transmission business of Telefonica Data and Telefonica Argentina's ownership interest in Telefonica Data;

     o Telefonica Argentina's consulting business (represented by its ownership interest in TYSSA, which was consolidated into Telefonica
          Data); and

     o Telefonica Argentina's assets and liabilities related to the mobile (cellular) and personal communications services of Telefonica Comunicaciones Personales, which was consolidated into Moviles Argentina.

     Telefonica Argentina's shareholder approval of these transactions was obtained at the special shareholders meeting of March 30, 2001, and, upon registration of these transactions in the Public Registry of Commerce, these transactions became effective on February 1, 2001.

     Pursuant to Resolution No. 16/01 dated January 4, 2001, the Secretary of Communications authorized the transfer of Telefonica Argentina's ownership of Telefonica Data, Telefonica Comunicaciones Personales, TYSSA and Telinver to other Telefonica affiliates, subject to certain conditions.

     After the completion of the spin-off/merger, and subject to regulatory and shareholders' approval and adjustment for fractional shares and fractional ADSs, Telefonica Argentina's capital stock was reduced by the same percentage of its pre-spin-off total capital stock to equal the percentage of its pre-spin-off shareholders' equity represented by the assets and liabilities being spun off.

     On July 26, 2001, the CNV approved the public offerings by Telefonica Data and Telefonica Moviles and consented to the reorganization. In addition, the Buenos Aires Stock Exchange authorized the listing of Telefonica Data and Telefonica Moviles. Telefonica Moviles and Telefonica Data issued ordinary shares, referred to as the new shares, in proportion to the number of Class B Shares or ADSs owned by each holder not affiliated with Telefonica (the "Minority Shareholders"). Registration with the Public Registry of Commerce of the Reorganization Transactions occurred on November 16, 2001 and the share exchange was completed on December 12, 2001. All Class B Shares and ADSs that holders surrendered as part of the exchange for and distribution of new shares were cancelled.

     In the aggregate, the interests surrendered had a nominal value equal to approximately 18.4% of Telefonica Argentina's share capital, and the Minority Shareholders experienced a similar percentage reduction in their ownership of Class B Shares and ADSs. Minority Shareholders were entitled to receive a number of new shares in the spun off entities proportionate to their respective equity interests in Telefonica Argentina, adjusted for fractional shares and fractional ADSs. As a result, Minority Shareholders were entitled to receive 0.154105387 Moviles Argentina shares and 0.000303035 Telefonica Data shares for every Class B Share and 1.54105387 Moviles Argentina shares and 0.00303035 Telefonica Data shares for every ADS owned on the record date for the exchange. Affiliates of Telefonica as a group received the same exchange ratio of shares for surrendered Class B Shares.

     Minority Shareholders that owned Class B Shares had fractional interests in Moviles Argentina and Telefonica Data shares and received on December 12, 2001, the "Exchange Date", a payment in cash for their fractional interests. The reference price used for the determination of the payment was the face value of the shares of Telefonica Data and Telefonica Moviles.

     Minority Shareholders that owned ADSs representing ten Class B Shares each were able to select whether to receive new ADSs and shares in the same proportions listed above for each ADS timely made available to Citibank N.A., as Depositary. In order to exercise their option to receive such shares, ADS holders were required to designate a custodian account with Caja de Valores S.A. ("Caja de Valores") to receive such new shares. ADS holders that did not exercise their option to receive Moviles Argentina and Telefonica Data shares in due time were granted the opportunity to instruct the depositary to deliver the Moviles Argentina and Telefonica Data shares to a custodian account with Caja de Valores, received new ADSs and upon the Moviles Argentina and Telefonica Data shares being sold in the market, received a pro rata share of the net proceeds raised by the sale of the Telefonica Data and Moviles Argentina shares and a fractional share of the new ADSs and the Telefonica Data and Moviles Argentina shares.

     As a result of the cancellation of approximately 18.4% of Telefonica Argentina's capital stock, Cointel's percentage ownership of Telefonica Argentina's capital stock increased to approximately 64.8% from approximately 52.9%.

     In splitting up Telefonica Argentina's business units, Telefonica Argentina remains primarily a wire line provider of local, domestic long-distance and international telecommunications services, as well as internet services and directory publishing. Telefonica Argentina continues to be owned by Telefonica indirectly through us, TISA and TIHBV, and no longer has an equity interest in or control over TYSSA (currently merged into Telefonica Data), Telefonica Comunicaciones Personales or Telefonica Data. Telefonica indirectly controls the spun-off entities, Moviles Argentina and Telefonica Data, through Telefonica Moviles and Telefonica DataCorp.

B.   Business Overview

     Telecommunications Business

     We conduct the Telecommunications Business through our direct 50.0% ownership interest in Cointel, which as majority shareholder controls Telefonica Argentina. Telefonica Argentina is a licensed supplier of telecommunication services in Argentina and the largest communications company in Argentina based on historical net revenues. Cointel owns 64.83% of Telefonica Argentina's capital stock. TISA and Telefonica Internacional Holding BV ("TIHBV") own the remaining 50.0% of Cointel.

     The only significant income we currently receive is due to the Telefonica Holding Advisory Agreement. Fees under such agreement with TESA Arg. (net of turnover tax) amounted to Ps.33 million for the fiscal year ended December 31, 2004.

     Until 1999, Telefonica Argentina owned virtually all public exchanges, the network of local telephone lines and the principal domestic long-distance telephone transmission facilities in the Southern Region. In 1999, there was a liberalization of the restrictions on competition in the market for telecommunications services in Argentina. New competitors are operating in the Southern Region and throughout Argentina. Also as a consequence of liberalization, Telefonica Argentina is expanding its operations outside the Southern Region into the Northern Region. Currently, its license permits Telefonica Argentina to provide local and domestic long-distance and international services, international data transmission and domestic and international telex services throughout Argentina. See above "--Deregulation of Argentina's Telecommunications Sector".

     As of December 31, 2004, Telefonica Argentina's telephone system had approximately 4.3 million lines in service, or approximately 25.1 lines in service per 100 inhabitants of the Southern Region. Telefonica Argentina's consolidated assets were approximately Ps.7,524 million and its consolidated net sales revenues were approximately Ps.3,047 million for the fiscal year ended December 31, 2004. Based on historical net revenues, Telefonica Argentina is one of the largest companies in Argentina. See below "--Revenues".

     Telefonica Argentina's telephone network includes installed telephones and switchboards, a network of access lines connecting customers to exchanges, trunk lines connecting exchanges and long-distance transmission equipment.

     The following table provides, as of each indicated year, certain basic information relating to the development of Telefonica Argentina domestic telephone system as of the dates indicated:

                                                         December 31,                             September 30,
                                   ---------------------------------------------------------------------------------
                                        2004          2003          2002          2001          2001          2000
                                   ---------------------------------------------------------------------------------
Lines installed (1)                 4,615,470     4,570,739     4,561,447     4,555,122     4,535,112     4,389,094
Lines in service(1)(2)              4,328,513     4,168,825     4,182,277     4,321,020     4,294,317     4,090,174
Lines in service per 100
   inhabitants (Southern
   Region)                               25.1          24.4          24.7          25.8          25.6          24.6

                                                         December 31,                             September 30,
                                   ---------------------------------------------------------------------------------
                                        2004          2003          2002          2001          2001          2000
                                   ---------------------------------------------------------------------------------
Lines in service per employee           494.3         477.2         464.8         459.2         443.6         409.7
Total pending applications             35,578        22,200        13,764        15,592        20,627        26,152
Percentage of lines connected
   to digital exchanges                   100%          100%          100%          100%          100%          100%
Public telephones installed           117,028       107,529       101,552       122,665       122,063       114,037

----------
(1)  Includes local lines, public lines and digital trunk access in service.

(2)  Excludes presubscribed lines.

     As of December 31, 2004, approximately 50.9% of Telefonica Argentina's lines in service were in the greater Buenos Aires metropolitan area, including 21% of its lines in service that were located within the City of Buenos Aires. Approximately 86% of its lines in service as of December 31, 2004, were residential, with the remainder being professional, commercial and governmental customers.

     The services that Telefonica Argentina provides are generally subject to regulation. The relevant governmental regulatory authorities include the National Communications Commission (the "CNC"), the successor to the National Telecommunications Commission (the Comision Nacional de Telecomunicaciones), and the Secretary of Communications (the Secretaria de Comunicaciones), both of which currently regulate and control the telecommunications and telephone services in Argentina. This Annual Report sometimes refers to either of the National Communications Commission or the Secretary of Communications as the "Telecommunications Regulatory Authority". See below "--Regulatory Matters".

     On April 10, 2002, Telefonica Argentina's ordinary and extraordinary shareholders' meetings broadened its corporate purpose to enable Telefonica Argentina to engage in other types of businesses not strictly related to telecommunications services, including: purchasing equipment, infrastructure and telecommunications-related goods, as well as rendering any type of service, such as consulting and accounting, human resources and tax administration services. In view of the amendment to its corporate purpose, it was necessary for Telefonica Argentina to obtain the corresponding authorization of the Telecommunication Regulatory Authority. A request for approval of the change has been made to the Secretary of Communications and is currently pending, subject to administrative approval.

     Media Business

     We participate in the Media Business through (i) a 4.71% interest in Atco, a holding company with direct and indirect interests in open-air broadcast television stations and in radio stations and (ii) a 26.82% interest in ACISA, a holding company which until July 4, 2002, had an indirect interest in broadcast television companies. We consider our interests in Atco and ACISA to be passive investments.

Atco

     In March 1998, we acquired (through Southtel Equity Corporation ("Southtel")) 30.0% of Atco's capital stock. The total price of the acquisition amounted to Ps.214 million (in pesos restated for inflation until February 28, 2003). As a consequence of certain transactions, such ownership interest decreased from 30% to 26.8%. On December 15, 2000, SHOSA reimbursed irrevocable capital contributions to us, through the delivery of its ownership interest in Atco, which was valued at Ps.255 million (in pesos restated for inflation until February 28, 2003), related to the book value of such ownership interest as of September 30, 2000.

     On April 19, 2000, the Comision Nacional de Defensa de la Competencia (the National Commission for the Defense of Competition or "CNDC") approved the consummation of the transactions described in the Atco Sale Agreement (an agreement to sell our interest ownership in Atco to Telefonica de Contenidos S.A. ("Telefonica Contenidos")), the Atco Option Agreement (the option of TyC to make a capital contribution to Atco), and the ACISA Sale Agreement (the option of TyC to make a capital contribution to ACISA). The CNDC resolution approving the transactions mandated that Telefonica Contenidos (formerly Telefonica Media) transfer to third parties within a term of eighteen months, either Channel 8 or Channel 10, which are open-air television broadcasters located in the city of Mar del Plata. At present, Channel 8 is indirectly controlled by Atco, and ACISA owns a 50.0% interest in the company that controls Channel 10. In accordance with Broadcasting Law No. 22,285 and the complementary rules, a company cannot hold two broadcasting licenses in the same area, such area as defined by the Comite Federal de Radiodifusion (the Broadcasting Federal Commission, or "COMFER"), at the time such licenses are granted. COMFER has issued a release stating that a company cannot own, directly or indirectly, shares of two different licensed companies in the same area.

     On July 4, 2002, ACISA sold its ownership interest in Prime, the ACISA media business of Telearte and Compania de Television del Atlantico S.A., to the HFS media Group for U.S.$12 million. Consequently, Telefonica Contenidos is in compliance with the Broadcasting Law and the COMFER release. In addition and in accordance with this law, it gave up Channel 10 of Mar del Plata. On the basis of financial information furnished by ACISA as of December 31, 2004, such transaction did not modify our recoverable value of the investment in ACISA.

     Atco owns companies that own 100% of the capital stock of Television Federal S.A.("Telefe"), the owner of the license and operator of Channel 11 of Buenos Aires ("Channel 11"), the leading Argentine open-air television broadcaster, and certain other television broadcasters in the interior of the country.

     On December 27, 2004, the extraordinary shareholders' meeting of Atco approved an increase to its capital stock and consequently, as of December 31, 2004, our ownership interest decreased from 26.8% to 4.71% due to our decision not to participate in the capital increase. Other Telefonica subsidiaries control the remaining 95.29%. The capital stock increase is pending registration at the Registro Publico de Comercio.

ACISA

     In December 1998, SHOSA acquired its ownership interest in ACISA. On December 15, 2000, SHOSA reimbursed us for irrevocable capital contributions that we made, through the delivery of its ownership interest in ACISA, which was valued at Ps.7,950 (in pesos restated for inflation until February 28, 2003) related to the book value of such ownership interest as of September 30, 2000. As of June 30, 2002, ACISA held indirect equity interest in licensed broadcast television companies in Buenos Aires and other cities of the interior of Argentina through Prime Argentina S.A. ("Prime"). As of December 31, 2004, our ownership interest in ACISA amounted to 26.8% and other Telefonica subsidiaries controlled the remaining 73.2%.

     Prime, a joint venture formed between ACISA and Prime Television Limited of Australia, had a 99.99% ownership interest in Telearte, the owner of the license and operator of Channel 9 of Buenos Aires ("Channel 9"), as well as interests in television programming and distribution businesses and three television broadcasting affiliates of Channel 9 based in the cities of Mar del Plata, Parana and Resistencia (the "Prime Affiliates").

     On April 19, 2000, the CNDC approved the consummation of the transactions described in the ACISA Sale Agreement. The CNDC resolution approving the transactions mandated Telefonica Contenidos (formerly Telefonica Media) to transfer to third parties within a term of eighteen months from the date of notice of the acquisition of the shares, either Channel 8 or Channel 10, which are open-air television broadcasters located in the city of Mar del Plata. On July 4, 2002, ACISA sold its ownership interest in Prime to the HFS Media Group for U.S.$12 million. Moreover, Telefonica Contenidos complied with the CNDC resolution mentioned above. Consequently, Telefonica Contenidos no longer has an indirect ownership interest in the licensed broadcast television companies through ACISA as from the above-mentioned date. On the basis of the financial information furnished by ACISA as of December 31, 2004, our equity interest in it was negative. Consequently, we valued it by the equity method up to the limit of the committed contributions and because of such investment in ACISA is nil.

Vigil and Temarsa

     On October 24, 2002, we acquired one common share of Vigil Corp S.A. ("Vigil") with nominal value of Ps.1, for an amount of Ps.1. Additionally, on the same date, we acquired one common share of Telefonica Media Argentina S.A. ("Temarsa") with nominal value of Ps.1, for an amount of Ps.1. These acquisitions represent less than 1% of the capital stock of such companies. See
Note 2.5.b to the Holding Annual Financial Statements.

     The final merger agreement between Temarsa, Vigil and Ambit S.A. was executed on December 11, 2003. Under this agreement, Vigil and Ambit S.A. were to be dissolved without liquidation and merged into Temarsa. As a result of the merger, Temarsa's capital stock would have increased by $93,623,004 by the issuance of 93,623,004 common, registered, non-endorsable shares of Ps.1 nominal value each and entitled to one vote per share. Such shares were to be exchanged for those held by the shareholders of the two taken-over companies at the following ratio: for each share of Vigil, each shareholder would have received
0.00024 shares of Temarsa and for each share of Ambit S.A. each shareholder would have received 0.58 shares of Temarsa. The Inspeccion General de Justicia (the Argentine agency that regulates corporations, the "IGJ") did not approve the merger, and Ambit, Vigil and Temarsa filed a judicial appeal against such decision. As of the date of this Annual Report, the appeal was pending.

Business Strategy

     Telefonica Argentina's short-term strategy has been to continuously adapt its business plans to address the challenges and risks presented by the Argentine economic crisis. Therefore, its short-term strategy focuses on the renegotiation of its tariffs, cost controls and efficiency improvements, capital expenditures controls, improvements in working capital and management of cash and liquidity.

     Because of the Argentine economic crisis since 2002, Telefonica Argentina has taken certain steps to moderate the effects of the imbalance between changes in revenues and changes in costs caused by the significant increase in the prices of its usual supplies and the cost of technology-related investments usually required by the business that it develops, and the situation affecting service rates as described in "--Regulatory Matters--Rates". Some of these measures include:

     o Capital expenditures: Telefonica Argentina implemented a plan to adapt its capital expenditures rapidly to the changing economic environment. To that end it only concentrated on those projects that are required to maintain the quality of its services in the short term, generate cash flow in the short-term or which it deems to be high priority.

     o Operating costs reduction: Telefonica Argentina renegotiated most of its supply contracts. The goals of these renegotiations were to (1) reduce costs, (2) reduce, when possible, its exposure to inflation and devaluation, (3) adjust its costs to lower demand for services, (4) when possible, reduce the quality of service required to be provided and (5) in some cases, terminate such contracts.

     o Increased collection rates: Telefonica Argentina has implemented new collection policies for collecting receivables, including disconnection policies tailored to each customer segment, among other initiatives.

     o Customer segmentation: Telefonica Argentina enhanced the relationship with its customers by developing segmentation and different plans to attend to different customers' needs, principally involving broadband services.

     o Cash management and debt renegotiation: Telefonica Argentina implemented a series of actions to decrease its exchange rate risk on its current assets while managing its main accounts payable. In addition, it restructured a substantive portion of its debt which has resulted in the extension of the maturity profile of its debt.

     Although Telefonica Argentina has adopted these measures to mitigate the effects of changes in its business, and although certain indicators of the Argentine economy are currently showings favorable signs, its future operating conditions might not continue to be stable because the current regulatory framework has still not established the rules to allow reinstating the balance of the variables that constitute its economic and financial equation. See Item 3: "Key Information" and "--Regulatory Matters--Rates".

     During 2004 Telefonica Argentina implemented the following policies and measures based on:

     o Revenues: Telefonica Argentina concentrated on developing and promoting certain products that Telefonica Argentina considers to have strategic importance. Telefonica Argentina principally focused on broadband services (its ADSL lines increased 172% to 188,840) and value added services.

     o Capital Expenditures: Telefonica Argentina concentrated on capital expenditures related to its strategic products, such as broadband ("ADSL") and basic telephone services.

     o Debt Strategy: Telefonica Argentina decreased its total debt by Ps.1,397 million, partially with self-generated cash. Telefonica Argentina took actions to decrease its foreign exchange risk mainly due to U.S. dollar variations against the peso. Pursuant to this goal, Telefonica Argentina refinanced and repaid part of its U.S. dollar denominated debt with the proceeds of the issuance of peso-denominated negotiable obligations and of peso-denominated loans with local banks.

     Also during 2004, Telefonica developed the Programa Compromiso Cliente (Customer Commitment Program). This program's goal is to improve services to customers through innovations, better customer service, increased efficiency and improved human resources. Consequently, as part of this strategy Telefonica Argentina focused on its existing customers, sales of prepaid minute packages, increasing consumption, promoting value added services and broadband services, and competition management, both in long distance and in public telephones.

     Telefonica Argentina's current long-term business strategy is to maintain and enhance its position in Argentina's competitive telecommunications market, mainly through the enhancement of the quality of the services rendered to its clients. This main objective will be achieved by the introduction of new and high quality products and services to its current and future clients, the introduction by Telefonica Argentina of service offerings in new geographic areas, improving and expanding services it currently serves in the market, and its continuous development as a provider of telecommunications services for corporate and residential customers, among others.

     In the long term, Telefonica Argentina intends to continue to solidify its position as the leading provider of integrated telecommunication business solutions in Argentina by providing a full range of high quality services, including voice services, value-added services, broadband, dial-up internet access, and other high technology products for corporate users through different marketing channels. Telefonica Argentina also intends to continue to invest substantial resources and efforts into training and personnel development in order to offer better services to its clients, and incentive programs to reduce costs and improve efficiency.

     Telefonica Argentina believes that the implementation of these short and long-term business strategies will continue to have a beneficial effect on the competitiveness of Telefonica Argentina's telecommunications activities, mitigating the adverse effects of growing competition and Argentina's economic and regulatory situation.

Revenues

     Our principal source of funds derives from fees under the Telefonica Holding Advisory Agreement. See Item 7: "Major Shareholders and Related Party Transactions--Telefonica Holding Advisory Agreement".

     Telefonica Argentina's revenues are primarily derived from:

     o    measured service;

     o    domestic long-distance service;

     o    monthly basic charges;

     o    special services (including ADSL lines);

     o    installation charges;

     o    public phones;

     o    access charges;

     o    international long-distance service;

     o    direct lines; and

     o    publishing telephone directories.

     The following table sets forth Telefonica Argentina's then-current month-end base rates (prior to any applicable discounts) for various components of local service and for domestic long-distance service. Pulses (as defined below) are still used to calculate monthly basic charges, and charges for local and long-distance services. These charges used to be denominated in U.S. dollars and converted to pesos at the month-end exchange rates for the month indicated until the enactment of the Public Emergency Law. Under certain circumstances, Telefonica Argentina may apply discounts with respect to these rates. These amounts do not include value-added taxes.

                                             December    December    December    September   September
                                                2004        2003        2002        2001        2000
                                           -------------------------------------------------------------
                                                        (in pesos)(1)               (in U.S. dollars)

Residential:
Installation charge per line..............       150         150         150         150         150
Monthly basic charge(2)...................     13.23       13.23       13.23       13.23       13.23
Pulses Month equivalent...................       282         282         282         282         282

Commercial:
Installation charge per line..............       150         150         150         150         150
Monthly basic charge(3) (4)...............     30.20       30.20       30.20       30.20       30.20
Pulses Month equivalent(4)................       644         644         644         644         644

Prices:(5)
Price per pulse (nominal) in pesos........    0.0469      0.0469      0.0469      0.0469      0.0469
Price per pulse in U.S.$(6)...............     0.016       0.016      0.0139      0.0469      0.0469
Exchange Rate Ps.1/U.S.$1(6)..............      2.98        2.93        3.37        1.00        1.00

----------
(1)  As of the enactment of the Public Emergency Law.

(2) Retirees and pensioners whose consumption is less than 300 pulses per two-month period, as well as residential customers whose consumption is less than 150 pulses per two-month period, have preferential tariffs.

(3) Monthly basic charge for measured service in an area with more than 200,000 telephones (applies to approximately 55% of Telefonica Argentina's customer base).

(4) Corresponds to the Province and City of Buenos Aires. For the rest of the Southern Region, monthly basic charges amounted to Ps.33.91 during September 2000 and Ps.27.3 during September 2001, December 2002, 2003 and 2004. Pulses/month equivalents were Ps.723 for 2000, and Ps.582 for 2001, 2002, 2003 and 2004.

(5) Effective November 1, 1991, under the rate agreement, customers were billed in pesos at an exchange rate of the average of the closing bid and offer exchange rates quoted by Banco Nacion for wire transfers of U.S. dollars on the day before each bill was prepared. However, the Public Emergency Law, effective as of January 6, 2002, invalidated the clauses contained in contracts with the Argentine government under public law (including the provision of telecommunications services) providing for adjustments based on price indices that are applicable in other countries, as well as any other adjustment method and converted Telefonica Argentina's rates at one peso to one U.S. dollar.

(6) Banco Nacion's offered rate for the last day of the month for wire transfers of U.S. dollars.

     Telefonica Argentina's principal sources of revenues for the fiscal year ended December 31, 2004 were approximately 28% from local and domestic long-distance measured services, 24% from monthly basic charges, 15% from special services, 13% from access charges, 6% from public phones and 3% from international services.

     Telefonica Argentina formerly provided value-added telecommunications services through Telefonica Data and Startel until such subsidiaries were spun off. Telefonica Argentina provided PCS and cellular service through its former subsidiary Telefonica Comunicaciones Personales until January 31, 2001, as Telefonica Comunicaciones Personales was spun off on February 1, 2001.

     Operating revenue figures presented by category of services in this Annual Report are derived from Telefonica Argentina's accounting records, certain reports from Telefonica Argentina's billing systems and certain estimates made by Telefonica Argentina's management. This breakdown is not included in Telefonica Argentina's consolidated annual financial statements.

     The table below shows Telefonica Argentina's sales revenues broken down by category of service.

                                         Twelve-     Twelve-     Twelve-      Three-       Three-
                                         Month       Month       Month        Month        Month
                                         Fiscal      Fiscal      Fiscal       Fiscal      Unaudited   Twelve-Month
                                          Year        Year        Year         Year        Period      Fiscal Year
                                        December    December    December     December     December    September 30,
                                        31, 2004    31, 2003    31, 2002     31, 2001     31, 2000        2001
                                       -----------------------------------------------------------------------------
                                         (in millions of pesos restated for inflation until February 28, 2003)(1)
Basic telephone service
   Measured service...................     857         807         922          435          490        1,797
   Monthly basic charges(2)...........     719         666         823          376          374        1,492
Special services......................     459         381         396          161          164          670
Installation charges..................      45          32          40           26           31          123
Public phones.........................     188         180         224          101          117          487
Access charges........................     388         323         294          119          186          690
International long-distance service...     108         105          94           75           82          312
Direct lines..........................      84          83          86           57           55          178
Publishing of telephone directories...      73          64          65           33            9          119
Other.................................     126         109         116           41           61          286
Total(3)..............................   3,047       2,750       3,060        1,424        1,569        6,154

----------
(1) See "Presentation of Financial Information" in the initial pages of this Annual Report.

(2)  Includes monthly basic charges and charges for supplemental services.

(3) Telefonica Argentina accrued its operating revenues for each financial reporting period based on pulses (defined below) and services consumed, whether or not charges for the pulses and services have been billed.

   Measured Service

     For measured service, Telefonica Argentina has two different billing cycles, one is a two-month billing cycle and the other is a monthly billing cycle. Approximately 64% of Telefonica Argentina's customers have a two-month billing cycle. Charges for local and domestic long-distance measured service which vary with the price per unit of usage at the time of the call and the number of units that measure usage ("usage units") that are tallied during a call. The number of usage units tallied for a particular local call depends upon the day, the time of day and the duration of the call. Historically, the only type of usage unit used to determine charges for local calls had been the "pulse", a fixed value unit. A pulse is four minutes during off-peak time and two minutes during peak time. Usage for domestic long-distance calls is measured in variable value units denominated in pesos per minute. A "communication unit" serves as the conversion factor that, when multiplied by the then current price per pulse, determines the applicable cost per second of a domestic long-distance call. The conversion value of a communication unit applicable to a particular call varies depending upon distance of the call and the frequency of pulses, according to the type of telecommunications service giving rise to the charges and time of day and day of the week of the call.

     Prior to the enactment on January 6, 2002 of the Public Emergency Law, the price per pulse was adjustable on a semiannual basis based on changes in the U.S. consumer price index, and was denominated in U.S. dollars.

   Domestic Long-Distance Service

     As indicated above, as of the Transfer Date, Telefonica Argentina's domestic long-distance service was provided principally through its microwave network, using analog switching and transmission technology. Telefonica Argentina converted its microwave network to digital switching and transmission technology. As of December 31, 2004, Telefonica Argentina had constructed approximately 17,187 kilometers of an optical fiber network, of which 5,305 kilometers are in the Northern Region, for domestic long-distance transmission between major cities and another optical fiber network for transmission between local exchanges.

     Telefonica Argentina estimates that, for the fiscal years ended December 31, 2004, 2003 and 2002, domestic long distance traffic represented approximately 40%, 41% and 40%, respectively, of all measured service revenues.

   Monthly Basic Charges

     Telefonica Argentina bills a monthly basic charge to its customers, which is a fixed charge based on the number of pulses that differs depending on the type of customer. Prior to the Public Emergency Law, the price per pulse was adjustable on a semiannual basis based on changes in the U.S. consumer price index and was denominated in U.S. dollars. However, the Public Emergency Law prohibits the indexation of Telefonica Argentina's tariffs, and such tariffs are currently being renegotiated.

     As of December 31, 2004, approximately 71% of Telefonica Argentina's monthly basic charges and measured service revenues were generated by residential customers. The remainder was comprised of professional, commercial and governmental customers.

   Special Services

     From 2001 to 2004, Telefonica Argentina significantly increased the offering of value-added services, including (1) supplementary services (e.g., call waiting, call forwarding) provided through digital switches and telephones,
(2) special services for companies (e.g., digital links between customers and digital trunk access), (3) other services supported by an intelligent network (e.g., calling cards, toll-free calling, voice messaging, collect calling, internet access and internet traffic), and (4) prepaid cards.

     As part of the Reorganization Transactions, Telefonica Data transferred its internet service access operations (including its internet service provider ("ISP") network and non-corporate ISP customers) to Telefonica Argentina. Telefonica Data also transferred to Telefonica Argentina its 80% interest in the Starnet network and its 80% interest in a satellite network. As of December 31, 2004, Telefonica Argentina provided services to approximately 200,000 non-corporate ISP customers and had 188,840 ADSL lines.

   Installation Charges

     Telefonica Argentina's revenues from installation charges consist primarily of fees for installation of new phone lines. Pursuant to the provisions of Decree No. 264/98, the Secretary of Communications can approve limitations on the fixed rate installation charges below U.S.$100 for (1) new, low-consumption customers, (2) retirees, (3) students, and (4) residents of low-income suburbs, in accordance with contractual arrangements established by regulation. On March 27, 1998, the Secretary of Communications issued Resolution No. 868/98, which limited installation charges to U.S.$200 as of April 1, 1998, and to U.S.$150 as of October 1, 1998. These amounts in U.S. dollars were converted into pesos by virtue of the Public Emergency Law. In Telefonica Argentina's opinion, the effect of the limits on installation charges on its business, financial condition and results of operations has not by itself been material.

   Public Phones

     As of December 31, 2004, Telefonica Argentina had 117,028 public telephones installed. Of these, 11,756 are public telephones that Telefonica Argentina installed as of December 31, 2004 in the Northern Region and 105,272 are public telephones which Telefonica Argentina installed as of December 31, 2004 in the Southern Region. Telefonica Argentina charges for each call a measured service and an amount for usage measured by usage units. The majority of the public telephones are operated by third parties who are billed for usage. Telefonica Argentina provides commissions to individuals and small- to medium-sized companies in the offering of semi-public and public telephone services so as to increase the availability of such services. Telefonica Argentina has installed modular telephones that permit placing local, domestic long-distance, and international calls by direct dialing. These modular telephones are connected to a centralized information management system. In addition, they accept two forms of payment: coins and pre-paid cards.

   Access Charges

     Telefonica Argentina's revenues from access charges through December 31, 2004 consist of fees collected from other operators, such as (1) local and/or long-distance providers, (2) cellular and PCS licensees, and (3) other minor providers of telecommunication services related to interconnection services that primarily include access, termination and long-distance transport of calls. Interconnection charges are principally calculated on a per minute usage.

     As shown in the table below, as of November 8, 2000, Decree No. 764/00 lowered the connection fee rates for calls within local areas to (1) 1.1 Argentine cents per minute for those districts with more than 5,000 inhabitants or more than 15 telephones for every 100 inhabitants, (2) 1.3 Argentine cents per minute for the remaining districts and in those areas included in the original license of independent operators, and (3) 0.3 Argentine cents per minute for the connections within local areas. A 3% semiannual "price cap" reduction was applied during the first two years that these rules and regulations were in effect. As of April 2003, the interconnection fee rates for the origin and destination in local areas with districts of more than 5,000 inhabitants and more than 15 telephones for every 100 inhabitants were unchanged.


                                  Interconnection Fee Rates
          (origination and termination--hundredths of pesos ("cents") per minute)(1)

                                        Higher        Other Areas
                                    Population and   and Original      Transport Calls
                                       Telephone        License    Originating/Terminating
        Date of Effectiveness           Density          Areas     in the Same Local Area
-------------------------------------------------------------------------------------------
November 8, 2000....................     1.100           1.300            0.300
May 8, 2001.........................     1.067           1.261            0.291
November 8, 2001....................     1.035           1.223            0.282
May 8, 2002.........................     1.004           1.186            0.274
November 8, 2002....................     0.974           1.151            0.266

----------
(1) The Public Emergency Law established the pesification of these rates which previously were in U.S. dollars.

     During 2003 and 2004, most of these fees were adjusted by CER as described in Item 10: "Additional Information--Exchange Controls".

   International Long-Distance Service

     Telefonica Argentina's revenues from its sales of international long-distance service since October 1, 1999 have consisted of:

     o amounts billed to its local service customers who have not presubscribed with another long-distance provider and Telecom's local service customers (through a presubscription process) for outgoing telephone calls,

     o amounts earned from foreign (non-Argentine) telecommunications carriers and administrations ("foreign carriers") for connection to the Argentine telephone network, net of the amounts paid to foreign carriers for the termination of outgoing calls from Telefonica Argentina's network,

     o    international telex services, and

     o    international point-to-point leased circuits.

     Rates charged to Telefonica Argentina's customers before the enactment of the Public Emergency Law were set in foreign currency and varied depending on time of day and destination. Different discount plans were applied to those rates considering factors such as: total traffic, destination and the time of day when the call is made. The pesification and freezing of the tariffs included those of international long-distance calls irrespective of the charges Telefonica Argentina had to pay to terminate a call in the country of destination.

     Telintar, until May 1, 1999, and TLDA, from May 1, 1999 through September 30, 1999, had provided international telephone service which Telefonica Argentina now provides. Telefonica Argentina's revenues related to international long-distance telephone service and other telecommunication services include charges that TLDA,

Startel and Telefonica Data have paid or pay Telefonica Argentina for access to and leasing of its network, the rendering of administrative services and charges paid by cooperative and cellular telephone companies.

     Currently, Telefonica Argentina is licensed to provide international services throughout Argentina. Until September 30, 1999, Telefonica Argentina realized international service revenue indirectly through TLDA (and prior to TLDA's succession, through Telintar). See above "--Telefonica's Reorganization".

     Telefonica Argentina is connected to numerous worldwide submarine cable networks. This access to the global network provides Telefonica Argentina with optical fiber connections to many of the largest and most frequently called international destinations, including Brazil, Uruguay, the United States, the United Kingdom, Venezuela, Germany, France, Japan, Korea, Singapore, Portugal, Spain, Canada, Australia, Italy, Switzerland, Taiwan and Hong Kong.

     Currently, Telefonica Argentina is a member of two joint ventures of telecommunications companies organized to construct and operate submarine cable systems called PANAMERICANO and ATLANTIS-2. PANAMERICANO went into operation in the first quarter of 1999 and stretches north along the Pacific coast from Chile, connecting all Latin American countries having a Pacific shoreline and providing an alternative route to the United States. Operative on February 22, 2000, ATLANTIS-2 offers routes to the United States, Africa and Europe, with moorings in Argentina, Brazil, Dakar, the Canary Islands, Cape Verde and Portugal.

     In December 2002, Telefonica Argentina purchased an Indefeasible Right of Use (IRU) of capacity from Emergia S.A. in its ring network for voice traffic and IPLs (International Private Line), allowing Telefonica Argentina to be part of the Telefonica global network, together with the other affiliates, thus improving quality and services. By means of this network, all of Telefonica's subsidiaries are interconnected and have more alternatives to route international traffic.

     Operating revenues from international long-distance telephone service have included payments for calls carried by the Argentine international service provider under bilateral agreements between Argentine and foreign carriers covering virtually all international long-distance calls into or out of Argentina. The agreements govern the payments to foreign carriers for the use of such carriers' facilities in connecting international calls billed in Argentina and the payments by foreign carriers for the use of facilities of Argentine carriers (Telefonica Argentina, and, prior to fiscal year 2000, TLDA and Telintar) in connecting international calls billed abroad. The rates of payment under such agreements are negotiated with each foreign carrier. The practice among carriers is for payments due for the use of overseas networks to be recorded, collected and forwarded by the carriers in the country from which the call is initiated. Settlements among carriers are usually made on a net basis.

     Virtually all of the telephones in Telefonica Argentina's service area are capable of international direct dialing and almost all outgoing international calls are made using international direct dialing rather than operator assistance.

   Direct Lines

     Direct lines are dedicated point-to-point leased lines for data transmission. The bandwidth of direct lines varies depending on customer requests from 9.6 kbps to 2,048 kbps. Telefonica Argentina collects fees from installation and monthly charges. In addition, fees from installation are collected only once and in case of specific installations Telefonica Argentina collects additional one-time monthly charges depending on: (i) type of line,
(ii) bandwidth, (iii) distance between points leased, (iv) duration of the contract and (v) usage of the lines. Moreover, this service is not regulated by Law No. 25,561.

   Telinver--Publishing of Telephone Directories

     The revenues of Telefonica Argentina's wholly owned subsidiary Telinver are principally derived from the publishing of telephone directories. Under the License Agreement, Telefonica Argentina has the right to edit, publish, and sell advertisements in, as well as the obligation to distribute, telephone directories in every local area that Telefonica Argentina serves, which is principally comprised of the Southern Region. Telefonica Argentina conducts this business through Telinver. Telinver also offers telephone booth advertising.

     Telinver was organized in June 1992 and formed a union transitoria de empresas ("UTE", analogous to a joint venture) with Meller Comunicaciones S.A. and Meller S.A. The purpose of the UTE was to edit, publish, distribute and sell advertising in telephone directories, including the Paginas Doradas. Telinver owned an 80% interest in the UTE. As of October 8, 1997, the UTE was dissolved. Telinver acquired the undivided 20% of the assets and liabilities of Meller Comunicaciones S.A. and Meller S.A. in the UTE. In addition, all of the rights and obligations of Meller Comunicaciones S.A. and Meller S.A. under the contract with Telefonica Argentina relating to the editing, publication, distribution and sale of advertising in telephone directories were assigned to Telinver. As consideration in that transaction, Telinver paid Meller Comunicaciones S.A. and Meller S.A. a total of Ps.18.6 million.

     On December 29, 2000, Telefonica Argentina made an irrevocable contribution to Telinver in the amount of U.S.$17.1 million (equivalent to Ps.37.6 million of pesos restated for inflation until February 28, 2003) through settlement of certain receivables outstanding with Telinver. On June 28, 2001, Telefonica Argentina made a capital contribution of Ps.79.6 million (in pesos restated for inflation until February 28, 2003) to Telinver. Simultaneously, Telinver distributed cash dividends in the amount of Ps.69.5 million (in pesos restated for inflation until February 28, 2003). As of December 31, 2004 Telinver's current liabilities in foreign currency exceeded current assets in foreign currency by approximately U.S.$36.5 million and, in addition, total liabilities exceeded total assets, so there was a negative shareholders' equity in the amount of Ps.36 million, a condition which under Argentine law required Telinver's dissolution because of the lack of sufficient capital stock due to accumulated losses.

     After evaluating Telinver's financing needs in light of the Argentine economic situation and the current difficulties in obtaining credit, on January 3, 2005, Telefonica Argentina assumed all of Telinver's debt in an amount of U.S.$39.2 million, corresponding to Telinver's total indebtedness owed to TISA, which expressly consented to the assumption. In addition, TISA agreed to reduce the interest rate of that debt from LIBOR plus 9% to LIBOR plus 4.5%. In consideration for Telefonica Argentina's assumption of the debt, Telinver entered into two loan agreements in pesos with Telefonica Argentina in the amounts of Ps.71.5 million and Ps.45 million, respectively.

     Subsequently, at Telinver's extraordinary shareholders' meeting on February 14, 2005, Telefonica Argentina, as the controlling shareholder of Telinver, approved a capital stock increase equivalent to Ps.71.5 million. These shares were given to Telefonica Argentina as payment under the first loan agreement mentioned in the previous paragraph. See Item 5: "Operating and Financial Review and Prospects--Liquidity and Capital Resources".

     The remaining of Telinver's debt to Telefonica Argentina in an amount of Ps.45 million after the capitalization mentioned above is to be repaid by Telinver in eight semi-annual installments at 11% annual nominal interest rate.

   Other Sources of Revenues

     Other sources of Telefonica Argentina's revenues include other charges to affiliates, charges for operator-assisted long-distance calls and other minor miscellaneous customer charges.

     Pursuant to the Reorganization Transactions, and as a successor of certain activities of Telinver, Telefonica Argentina began selling telephone equipment and accessories as of January 1, 2001. Telefonica Argentina also derives revenues from the sale of telephone booth terminals, cellular handsets, batteries, computers, related equipment, invoicing service and collection, and network capacity. Telefonica Argentina sell equipment through direct telemarketing and through retail stores, Teleshops and other showrooms.

   Other Services and Investments

     E-Commerce Latina

     On December 15, 1999, Telinver and Alto Palermo S.A. ("Alto Palermo"), the owner of a number of shopping centers located throughout Argentina, entered into an agreement under which Telinver became a shareholder of E-Commerce Latina S.A. ("E-Commerce Latina"). E-Commerce Latina owns 98% of Altocity.com S.A. ("Altocity"). Altocity engages in the business of selling via the internet a variety of items, including music CDs, electronic appliances, computer hardware and software and books. According to the agreement between Telinver and Alto Palermo, they both agreed to each hold a 50% interest in E-Commerce Latina and, subject to certain conditions,

Telinver, and Telefonica Argentina as successor of certain activities of Telinver, were to make capital contributions to E-Commerce Latina in an amount up to U.S.$27 million. As of September 30, 2000 and 2001, Telinver and Telefonica Argentina, as successor of certain activities of Telinver, had made capital contributions of Ps.22.2 million (in pesos restated for inflation until February 28, 2003) and U.S.$5 million to E-Commerce Latina, respectively. As part of the Reorganization Transactions, Telinver transferred to Telefonica Argentina its 50% interest in E-Commerce Latina, as of February 1, 2001. In addition, Telefonica Argentina and Alto Palermo undertook to make a voluntary capital contribution to E-Commerce Latina for the development of new business lines for a maximum of Ps.12 million, 75% of which is to be contributed by Telefonica Argentina.

     Other Investments

     As of December 31, 2004, Telefonica Argentina had a 0.12% share in Intelsat Ltd. Intelsat Ltd. owns and operates a global satellite system that provides voice/data and video services via satellite. Under an agreement signed between Telefonica Argentina and Intelsat U.K. Ltd., the common shares held by Telefonica Argentina in Intelsat Ltd. were pledged as collateral for the payment of the obligations arising in relation to utilized segment capacity. Telefonica Argentina retains its voting and dividend rights on such shares as long as Telefonica Argentina does not incur any event of default. In October 2004, at the shareholders' meeting of Intelsat Ltd., its shareholders decided to sell 100% of its capital stock to "Zeus Holding Limited". In exchange for the sale, the shareholders of Intelsat Ltd. received U.S.$18.75 per share. On January 28, 2005, Intelsat Ltd. announced the closing of the sale and made payments to its shareholders according to the terms of sale. Telefonica Argentina recognized the effects of the sale of Intelsat Ltd. as of that date, which did not have a material impact on its results of operations.

     Moreover, Telefonica Argentina changed the collateral in the pledge agreement to a cash collateral in order to maintain the guarantee of payment of liabilities arising in relation to the utilized segment capacity.

     On July 19, 2004, the special shareholders' meeting of New Skies Satellites N.V. ("New Skies") decided the liquidation of the company and the sale of 100% of its assets to "The Blackstone Group" subsidiaries. Pursuant to this transaction, Telefonica Argentina liquidated its 0.15% interest in New Skies. Telefonica Argentina accounted for the liquidation and sale of the interest in New Skies in fiscal year 2004. It did not have a significant impact on its results of operations.

     On December 26, 2002 Telefonica Argentina sold its 1.12% interest in TeleBrasil Sul Celular Participacoes S.A. for U.S.$570,000.

     Telefonica Argentina may from time to time, and in connection with TISA or its other affiliates, invest in or acquire other assets or equity interests in telecommunications operations in or outside of Argentina.

   Collection and Termination Policies

     Telefonica Argentina's policies for past due accounts are as follows: once an account is past due, it first makes numerous recorded and personal calls to resolve the situation, followed by formal notifications. If that fails, it restricts the lines to incoming calls and later completely block the lines. If the account remains past due after 150 days, it engages a collections agency and if the agency is unsuccessful, the line is disconnected. Its termination policies are in compliance with applicable government regulations.

     Telefonica Argentina collects customer payments through a number of different channels, including banks, third-party collection channels, its own commercial offices, automatic bank debits and credit cards.

Management Contract

     On the Transfer Date, Telefonica Argentina entered into a Management Contract (the "Management Contract") with Telefonica as the operator. Under the Management Contract, Telefonica is responsible for managing Telefonica Argentina's business and for providing services, expertise and know-how with respect to Telefonica Argentina's entire range of activities. As required by the List of Conditions, the Management Contract provides Telefonica with management powers relating to Telefonica Argentina's day-to-day operations. The basic terms and conditions of the Management Contract and certain related agreements, as in effect on the date hereof, are set forth below.

   Operator Responsibilities

     The responsibilities of Telefonica include (1) developing general policies;
(2) designing personnel and compensation structures; (3) supplying necessary personnel; (4) selecting appropriate technology and expertise; and (5) developing detailed action plans and budgets for Telefonica Argentina's board of directors.

   Management Fee

     Under the Management Contract, Telefonica is entitled to receive an annual management fee calculated as a percentage (the "Management Fee Percentage") of Telefonica Argentina's net income before deduction for, among other things, depreciation, financial expenses, income tax and the management fee itself (the "gross margin"). The valuation of each item included in the management fee formula is made in accordance with Argentine GAAP and is subject to review by a recognized external independent accounting firm designated by both Telefonica Argentina and Telefonica, with the report of such firm being conclusive. Such agreement was automatically extended until April 30, 2003 at Telefonica's option. The management fee amounted to 9% of the gross margin. In addition, on October 30, 2002, Telefonica notified Telefonica Argentina that it was exercising its option to extend the term of the Management Contract for an additional period of five years beginning April 30, 2003 pursuant to its right under the Management Contract. To that end, on July 30, 2003, Telefonica Argentina entered into a Supplement to the Management Contract pursuant to which the management fee was established at 4% of the gross margin, applicable beginning May 1, 2003. This was confirmed at the general shareholder's meeting held on April 19, 2004.

     During the fiscal years ended December 31, 2004, 2003 and 2002, management fees were approximately Ps.68 million, Ps.86 million and Ps.126 million, respectively (in pesos restated for inflation until February 28, 2003). In addition to the management fee, Telefonica Argentina is obligated under the Management Contract to cover the costs of personnel assigned to Telefonica Argentina.

   Duration

     The Management Contract originally had a seven-year term coinciding with the period of exclusivity provided for in the List of Conditions. The contract was automatically extended for an additional period coinciding with the extension of the period of exclusivity of Telefonica Argentina's license to provide telecommunications services. As Telefonica Argentina's license was exclusive until October 10, 1999 (see "--Competition" below). Telefonica Argentina and Telefonica continued to honor the terms of the Management Contract until such date. At Telefonica's option, the Management Contract was extended through April 30, 2008.

     Telefonica may terminate the Management Contract due to:

     (1) a delay of more than three months in the payment of the management fee;

     (2) the failure by Telefonica Argentina to implement certain management decisions proposed by Telefonica;

     (3) the revocation of Telefonica Argentina's license due to any action or inaction of Cointel or Telefonica Argentina; or

     (4) the development of an irreconcilable conflict with Telefonica Argentina regarding the management of its business.

     In the event Telefonica terminates the Management Contract for any reason other than point (4) above, Telefonica Argentina is liable for all damages suffered by Telefonica as a result of such termination. If Telefonica terminates the Management Contract based on an irreconcilable conflict concerning general policies, a plan of action or the annual budget, it would be entitled to receive, as liquidated damages for 20 quarters following termination, an amount equal to 45% of the average quarterly management fee received during the preceding three years; provided, however, that payments for any remaining quarters after April 30, 2003 would be reduced to 33% of the average quarterly management fee. Telefonica may terminate the Management Contract due to the revocation of Telefonica Argentina's license to provide telecommunications services due to the action or inaction of Telefonica or the liquidation or bankruptcy of Telefonica. See "--Regulatory Matters--Revocability of Telefonica Argentina's License".

Capital Expenditures

     Pursuant to the then applicable regulations, Telefonica Argentina had to meet certain minimum annual standards regarding the expansion of its telephone system and improvement to the quality of service in order to maintain the exclusivity of its original license. The contract that now sets the terms of its non-exclusive license also contains a number of operating standards. See below "--Regulatory Matters--Service Requirements".

     The following table sets forth Telefonica Argentina's capital expenditures.

                                                                        Capital Expenditures(1)
                                             ---------------------------------------------------------------------------
                                              Twelve-Month   Twelve-Month  Twelve-Month    Three-Month     Twelve-Month
                                               Fiscal Year   Fiscal Year    Fiscal Year    Fiscal Year     Fiscal Year
                                                  Ended         Ended          Ended          Ended           Ended
                                              December 31,     December    December 31,   December 31,    September 30,
                                                  2004         31, 2003       2002(2)         2001             2001
                                             ---------------------------------------------------------------------------
                                                 (in millions of pesos restated for inflation until February 28, 2003)
Buildings, Land and Equipment                        10              2             4             33             77
Switching and Transmission...............           191             85            74             77            321
External Plant(3)........................            26              7            20             52            242
Telephone Equipment......................            24             17            14             24            106
Materials................................           109             21            10             --             61
Other....................................            77             54            29             24             83
   Total.................................           437            186           151            210            890

----------
(1) The allocation of work in progress and prepayments to vendors among items has been estimated.

(2) Excludes Ps.29 million (in pesos restated for inflation until February 28, 2003) in construction in process corresponding to capitalized exchange differences.

(3) "External Plant" includes transmission lines and other transmission facilities (principally underground cables), but excludes real property not associated with transmission facilities, which is included under "Buildings, Land and Equipment".

     As of September 30, 2001, the net value of fixed assets and intangible assets spun off effective February 1, 2001, as part of the Reorganization Transactions, amounted to approximately Ps.1,979 million and Ps.812 million, respectively, in pesos restated for inflation until February 28, 2003. Telefonica Argentina made capital expenditures well in excess of the amounts needed to satisfy the minimum qualitative and quantitative standards called for by the List of Conditions. The requirements with respect to line installations extended through December 1996.

     In addition, Telefonica Argentina agreed, as part of its purchase of Compania Argentina de Telefonos S.A., to install a significant number of digital lines and public telephones and to provide the Province of Mendoza, its municipalities and its provincially owned businesses with telephone service at a discount of 20%, except for international calls, until June 30, 2005.

     For the fiscal year ending December 31, 2005, Telefonica Argentina expects to make capital expenditures of approximately Ps.392 million. Estimates for capital expenditures are preliminary and are based upon assumptions regarding commercial, technical and economic factors such as rates for telecommunications services, exchange rates, inflation, demand and availability of equipment and buildings. See "--Business Strategy" and Item 5: "Operating and Financial Review and Prospects--Liquidity and Capital Resources".

Competition

     Until the deregulation of the access to the Argentine telecommunications market, Telefonica Argentina had been the only licensed provider of wire line public telecommunications services and basic telephone services in the Southern Region, where it owned virtually all public exchanges, the network of local telephone lines and the principal domestic long-distance telephone transmission facilities. Telecom had been the only licensed supplier of such services in the Northern Region. Since 1999, the Argentine government has issued a number of decrees liberalizing the telecommunications market and awarded numerous licenses. As a result, a number of new operators have entered the market. The new providers of local, domestic long-distance and international telephone services are now direct competitors of Telefonica Argentina. The operators owning data transmission networks, few providers of internet protocol (IP) telephone services, and other companies providing wireless services (including companies spun off from Telefonica Argentina in the Reorganization Transactions) are Telefonica Argentina's indirect competitors to the extent those services may be substitutes for wire line telephony.

     The following table provides, as of January 1, 2005, the number of licenses granted by the Secretary of Communications per service:

                          Type of license                       Quantity (1)
     PCS                                                              6
     Basic telephone service.................................       280
     Local telephony.........................................        92
     Domestic long-distance..................................       127
     International long-distance.............................       127
     Public telephone........................................        85
     Internet access.........................................        26
     Data transmission service...............................       425
     Value-added service.....................................       659
     Cellular service........................................         4
     Other...................................................     1,152
         Total...............................................     2,983

----------
(1) Although there have been numerous licenses granted, most license holders have not entered the market or are not currently active. Many of these licenses have been granted for a specific geographic area.

     Telefonica Argentina is the incumbent operator in the Southern Region. The liberalization of access to the telecommunications market has not yet materially affected Telefonica Argentina's market share. Changes in technology and the entrance of alternative operators such as data, cable and internet service providers could subject Telefonica Argentina to significant competition and negatively affect its market share and revenues.

     Competition may be affected by changes in technology in the future. The telecommunications industry is subject to continuous, rapid and significant changes in technology and to the related introduction of new products and services. Telefonica Argentina's network is digital and relatively new, which should help it maintain its competitive position going forward. While Telefonica Argentina believes that in the foreseeable future these changes will not materially affect the continued efficacy of already implemented technologies and that Telefonica Argentina will be able to obtain access to appropriate technologies on a timely basis, neither we nor Telefonica Argentina can predict with certainty the effect of technological changes on Telefonica Argentina's business. New services and technological advances may offer additional opportunities to compete against Telefonica Argentina on the basis of cost, quality or functionality. It may not be practicable or cost-effective for Telefonica Argentina to replace or upgrade its installed technologies in response to competitors' actions. Responding to such change may require Telefonica Argentina to devote substantial capital to the development, procurement or implementation of new technologies, and may be dependent upon its ability to obtain additional financing. Although Telefonica Argentina believes that, for the foreseeable future, existing and developing technologies will not materially adversely affect the viability or competitiveness of its telecommunications business, it can give no assurance as to the nature and extent of the impact on Telefonica Argentina of technological change.

     Competition has and may continue to be affected by the business strategies and alliances of Telefonica Argentina's competitors and the general business and economic climate in Argentina, including changes in demand, interest rates, inflation rates and the peso/U.S. dollar exchange rate, which may affect us and Telefonica Argentina and its competitors differently, not necessarily to our or its advantage. Additionally, a continuing trend toward business combinations and reorganizations in the telecommunications industry may create powerful new competitors. The consolidation of Telefonos de Mexico S.A. ("Telmex") in Argentina led this company to be the third largest telecommunication operator by its participation in CTI, Telmex Argentina (formerly known as AT&T Latin America, Argentine branch), Techtel and Metrored (in some case, through America Moviles).

   Basic Telephone Services

     Telefonica Argentina is the incumbent provider of basic telephone services in the Southern Region. However, other licensees currently providing local telephone services include Telecom, Telmex and Impsat.

     Telefonica Moviles, a company owned by Telefonica, S.A., our indirect parent, acquired the wireless communications assets of BellSouth in Latin America from BellSouth Corporation, including Movicom BellSouth. See "--Indirect Competitors".

     Telefonica Argentina is now using its expanded fiber-optic network in the Northern Region to carry long-distance traffic and a multiservice network to provide local service in the three most important cities in the Northern Region where Telecom is the incumbent provider. Telefonica Argentina has expanded and improved its network capacity by, among other means: (1) the construction of fixed wireless networks equipped to provide symmetric and asymmetric voice services in the Northern Region; (2) activating new lines and focusing on achieving full capacity utilization on plant additions and on existing network capacity; and (3) others, including the expansion of the transmission network to accommodate current traffic (including local, multiple-area, domestic long-distance, and submarine cable traffic). As of December 31, 2004, Telefonica Argentina had built approximately 17,187 kilometers of an optical fiber network, of which (1) 5,305 kilometers are in the Northern Region for domestic long-distance transmission between major cities, and (2) 11,882 kilometers make up another optical fiber network for transmission between local exchanges. The fiber-optic network currently extends to several of the larger Northern cities in Argentina. Telefonica Argentina uses supplemental leasing of circuits from other providers to increase its ability to offer long-distance service in the Northern Region.

   Domestic Long-Distance Service

     Telefonica Argentina's principal competitors in providing domestic long-distance telephone services are Telecom, Telmex, CTI, I-Plan and Impsat. Telefonica Argentina's exposure to competition has increased due to the pre-subscription process and is likely to increase once carrier selection through dialing ("call by call") is fully implemented. See "--Regulatory Matters--Regulations Related to Long-Distance Services". As a consequence of the pre-subscription process, certain local service customers opted for one of our competitors, and certain Telecom local services customers opted for Telefonica Argentina or for one of the other competitors as their new provider of long-distance services. As of December 31, 2004, the total number of long-distance services customers gained (approximately 162,000 lines) was less than customers lost (approximately 454,000 lines). Telefonica Argentina has focused on "win-back" activities regarding those customers that opted for other providers. Customers will be able in the near future to select their long-distance provider by dialing a specific three-digit code number at the time they make a call. This new system, when fully operative, will co-exist as an alternative for the pre-subscription provider for the line that originates a long-distance call. As of the date of this Annual Report, Telefonica Argentina's networks and equipment are available to provide the selection services, but no operator has asked Telefonica Argentina for interconnection.

   International Long-Distance Service

     Domestically, Telefonica Argentina faces competition mainly from Telecom, CTI, Techtel, Telmex Argentina, Impsat and I-Plan with regards to international service. Such competition is affected by factors, including price, service, technical performance, marketing strategy and functionality.

     The impact of the devaluation of the peso and the Public Emergency Law had the effect of decreasing the value of rates in U.S. dollars for international long-distance calls that Telefonica Argentina bills to its clients. Settlement rates charged by third parties continue to be denominated in U.S. dollars, and Telefonica Argentina has historically experienced a larger number of minutes received as compared to minutes sent. Average settlement rates of minutes received are lower as compared to those for minutes sent.

   Public Telephone Service

     Telefonica Argentina's principal competitors for public telephone service are Telecom, Telefonia Publica y Privada S.A. (formerly DAKOTA S.A.) and Telecentro S.A., a cable television operator. As of December 31, 2004,

Telefonica Argentina owned 117,028 public phones in Argentina. As of the same date, there were 85 licenses granted to service providers, but there were only 14,815 public phones installed in the Southern Region not belonging to Telefonica Argentina.

   Internet Access and Value-Added Services

     Currently, Telefonica Data, Telecom and other companies are licensed to provide internet access and value-added services throughout Argentina. A number of companies have obtained or expanded their internet access products and services as a result of acquisitions and strategic investments in Argentina. Similar acquisitions by Telefonica Argentina's competitors may permit these competitors to devote greater resources to the development and marketing of new competitive products and services and to the marketing of existing competitive products and services.

     We and Telefonica Argentina believe that Telefonica Argentina's ability to compete successfully in providing internet access services depends on a number of factors, including: industry presence, the ability to implement a rapid expansion strategy, the capacity, reliability and security of Telefonica Argentina's network infrastructure, provision of easy access to and navigation on the internet, the pricing policies of competitors and suppliers, the timing of the introduction of new products and services by Telefonica Argentina and its competitors, Telefonica Argentina's ability to support industry standards, and industry and economic trends.

     To that end, Telefonica Argentina is offering ADSL service, which it is able to provide through its own network. ADSL works by splitting an existing telephone line signal in two, one signal for voice and the other for data. ADSL permits internet access simultaneously with telephone usage and provides a fast internet connection.

     During 2004 Telefonica Argentina focused on expanding this service and increased the number of ADSL lines by 172%. As of December 31, 2004, it had 188,840 customers subscribed to ADSL and held a broadband market share in the Southern Region of approximately 81% according to internal estimates. Telefonica Argentina expects to continue expanding the offering of this service in 2005.

     The main competition to ADSL service is cable-modem service, which also offers broadband internet service.

   Indirect Competitors

     Wireless services have, since their inception, competed indirectly against wire line local services that Telefonica Argentina provides because cellular and PCS are, in certain cases, alternatives to those services, as well as to public telephone services. Telefonica Argentina also faces indirect competition from PCS providers such as Telefonica Unifon (Telefonica Comunicaciones Personales), Telecom Personal, CTI, Movicom BellSouth and Nextel. Both Telefonica Unifon and Movicom BellSouth are affiliated to us. PCS is a telecommunications service similar to cellular services. PCS may not be limited to mobile services and may include fixed services; PCS licensees may render these fixed services within the geographic areas that Telefonica Argentina serves. In the past few years, these wireless alternatives have experienced rapid growth and had approximately 13 million clients as of December 31, 2004, according to internal estimates. This growth was accompanied with strong investments in Global System for Mobile Communications ("GSM") networks.

     Furthermore, current available technology permits telephone calls and internet access (which itself may be used to carry voice calls) via cable, and it is reasonable to expect that Telefonica Argentina will face some amount of competition from cable companies.
 Some cable companies have begun to provide such telephone call services through cable, but this has not materially affected our revenues.

Media Business

     We conduct the Media Business through our (i) 4.71% interest in Atco, a holding company with direct and indirect interests in open-air broadcast television stations and in radio stations and (ii) 26.82% interest in ACISA, a holding company that until July 4, 2002, had an indirect interest in broadcast television companies.

     On December 27, 2004, the extraordinary shareholders' meeting of Atco approved an increase of its capital stock. We waived our subscription right to acquire the new shares and Temarsa subscribed all the shares issued through the capitalization of a loan held by that company. As of December 31, 2004 and as a result of such shareholders' decision our interest ownership in Atco decreased from 26.8% to 4.71%. The capital stock increase is pending of registration at the Registro Publico de Comercio.

Dispositions

     Since January 1, 2000, we have sold, directly or indirectly, the following ownership interests:

                                                               Percentage of
                                                  Number           Equity            Sale      Disposition
Name of Company                                 of Shares      Represented(2)      Price(1)       Year
-----------------------------------------------------------------------------------------------------------
PRIME........................................           0          100.0%           U.S.$12       2002
SHOSA(3).....................................  70,480,161          100.0%            Ps.869       2000
South Cable..................................      12,000          100.0%            Ps.272       2000
Forestal Nortena and other receivables (4)...  18,877,929          100.0%             Ps.86       2000
TyC..........................................  10,032,000           20.0%            Ps.176       2001

----------
(1) In millions. The peso amounts are restated for inflation until February 28, 2003.

(2)  Covers both the Common and Preferred Shares sold.

(3) On December 15, 2000, we sold our indirect ownership interest in Cablevision through the disposition of the ownership interest in SHOSA, the principal asset of which at the time was its ownership interest in Cablevision.

(4) On December 15, 2000, we entered into an agreement with AMICH under which we transferred to AMICH: (a) our 100% ownership interest in Forestal Nortena, (b) the right to collect from the Clarin Group shareholders and Clarin Group the balance of U.S.$18.6 million plus related interest, derived from the disposition of our indirect ownership interests in Coinca and Invercab S.A. in September 1997, (c) the rights and obligations under the agreement subscribed between IATE, we and other parties mentioned below and (d) other minor receivables.

     As of June 30, 2002, ACISA held indirect equity interest in licensed broadcast television companies in Buenos Aires and other cities of the interior of Argentina through Prime Argentina S.A. (Holdings) ("Prime"). On July 4, 2002, ACISA and Hannover Nominees Ltd. (together the Prime's shareholders) sold their ownership interest in Prime for an amount of U.S.$12 million to Grupo H.F.S. Media S.A. Consequently, we no longer have an indirect ownership interest in the licensed broadcast television companies through ACISA as from the above-mentioned date.

Regulatory Matters

   Introduction

     Telefonica Argentina operates in a regulated industry. The operation of telecommunications systems in Argentina has been and is subject to laws and regulations.

     The provision of telecommunications services is regulated by the Secretary of Communications and supervised by the National Communications Commission, subject to the participation in certain cases of the Undersecretary of Competition, Deregulation and Consumer's Defense (the Subsecretaria de la Competencia, la Desregulacion y la Defensa del Consumidor). The Secretary of Communications establishes the legal framework and policies. The National Communications Commission enforces the legal framework and policies and supervises the telecommunications industry. The Undersecretary of Competition, Deregulation and Consumer's Defense enforces and supervises competition and consumers' protection regulations.

     The National Communications Commission has authority, among other things, to:

     o supervise regulatory compliance, including the achievement of the mandatory goals set forth by the List of Conditions;

     o approve equipment to be installed on the user side of the network and at the operating interface between Telefonica Argentina and any independent operators and between Telefonica Argentina and the suppliers of competing services;

     o propose to the Secretary of Communications the determination of technical and service standards and supervise compliance with such standards;

     o resolve through administrative proceedings certain types of disputes between Telefonica Argentina and its customers and between Telefonica Argentina and other suppliers of telecommunications services; and

     o    approve changes to service requirements.

     In compliance with its mandate, the Secretary of Communications has issued resolutions to regulate several aspects of telephone services, principally in the areas of interconnection of the network, contracting procedures and complaint procedures. It is customary that affected parties review and comment upon such proposed regulations both before and after resolutions are approved. In the ordinary course of its business, objections to certain of the resolutions have been filed by Telefonica Argentina and are pending. The Secretary of Communications has from time to time required opinions from interested parties, including Telefonica Argentina, other providers of telecommunications services, consumer groups and other entities related to the telecommunications industry regarding several issues, such as those relating to the restructuring of rates, basic telephone service, service quality, interconnection with other service providers and financial and accounting information. These regulations issued by the Secretary of Communications, together with the List of Conditions, the Transfer Contract and the licenses granted to Telefonica Argentina to provide the telecommunications services described herein and in the National Telecommunications Law No. 19,798, as amended, the decrees establishing the National Communications Commission and certain other laws and regulations, such as Decree No. 764/00, provide the general legal framework for Telefonica Argentina's activities.

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

     At present there are various other legislative initiatives with possible effects for Telefonica Argentina's industry. Some of these bills and regulations aim to:

     o regulate the granting of concessions and licenses, and possibly revoke all such concessions and licenses;

     o    regulate tariffs and prohibit the automatic tariff adjustment;

     o require certain investments as a condition to maintain concessions or licenses granted;

     o restrict the ability to discontinue the supply of services to customers in arrears; and

     o    establish new municipal taxes.

     It is impossible to predict whether these proposed bills and regulations will be enacted into laws or become part of the regulatory framework that governs Telefonica Argentina's activities. Similarly, Telefonica Argentina cannot tell whether these proposed laws and, even, regulations will be changed, modified or amended in any way, or what effect such change could have on Telefonica Argentina's operations.

     Our, Cointel's and Telefonica Argentina's annual financial statements only consider the actual effects, or those foreseen by management, of laws and regulations enacted as of the date of such financial statements. The effects of any new law or regulation will be considered only after it has become effective and a part of the regulatory framework applicable to our activities.

     Based upon information currently available, except in connection with tariff renegotiation, where we and Telefonica Argentina are uncertain whether the evolution of such regulatory framework will adversely affect Telefonica Argentina's telecommunications business, financial condition and future results of operations, neither we nor Telefonica Argentina are aware of any other regulatory changes that might materially and adversely affect

Telefonica Argentina. Nevertheless, neither we nor Telefonica Argentina are in a position to control the nature, extent and timing of government action in this area or to predict with any certainty the course of such developments.

   Liberalization of Telecommunications Services

     Pursuant to Telefonica Argentina's original license, Telefonica Argentina had the exclusive license to provide basic telephone services to the Southern Region. On March 10, 1998, the Argentine government issued Decree No. 264/98, which extended this period of exclusivity until a date that the Secretary of Communications later set, pursuant to Resolution No. 1686/99, as October 10, 1999. In addition, Decree No. 264/98 set forth both optional and mandatory operating conditions with respect to the provision of basic telephone services that applied both during and as a condition for the maintenance of exclusivity.

     Decree No. 264/98 also established a period of transition to competition in the telecommunications industry and provided a schedule for other liberalization of competition that included:

     o the immediate opening to competition of public telephone services pursuant to regulations that were to be issued by the Secretary of Communications; and

     o beginning June 21, 1998, the opening to competition of rural telephone services.

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

   Current Regulatory Environment

     On September 3, 2000, the Argentine government issued Decree No. 764/00, which, in the context of the deregulation of the access to the telecommunications market, approved the Rules for Licenses for Telecommunications Services, the Rules for Interconnection, the Rules for Universal Service and the Rules for the Administration, Management and Control of the Radioelectric Spectrum. These rules constitute the current regulatory framework applicable to Telefonica Argentina. The above-mentioned rules address, among other issues, the requirements to obtain the licenses to render telecommunications services; the conditions to establish tariffs and the providers' obligations; the technical and economic aspects for interconnection to the networks of different providers; the programs, administration and economic issues of Universal Service; and the principles that will govern the management and control of the radioelectric spectrum. On September 19, 2000, Telefonica Argentina filed a petition against certain specific issues of Decree No. 764/00. There has not yet been a ruling on these issues. As of the date of this Annual Report, the Secretary of Communications has not yet issued the General Rules regarding Restrictive Practices in Competition and Cross-Subsidies mandated by the provisions of Decree No. 264/98.

     The Rules for General Licenses established that (1) a free-price regime would be established for the new entrants, together with a fixed-rate regime for the incumbent operators, except in the case where there is "effective competition" for specific services and areas, (2) one license may serve for all telecommunications services, and (3) radio and television operators may receive licenses to provide telecommunication services.

     The Rules for Management and Control of the Radioelectric Spectrum established the procedure for the granting of a frequency license when there are multiple bidders, or if frequencies are or may become scarce, and established that licensees may operate the frequencies nationwide only when it is strictly necessary.

Rates

     The Transfer Contract provided that Telefonica Argentina could adjust its rates based on changes in the Argentine consumer price index and fluctuations in Argentine currency with respect to the U.S. dollar. However, since April 1, 1991, the Convertibility Law and Decree No. 529/91 have prohibited, as a general matter, indexation of amounts expressed in Argentine currency and, therefore, the original tariff regime provided by the Transfer

Contract was modified by the Argentine government, resulting in a new rate agreement. This new tariff agreement provided for Telefonica Argentina's telephone tariffs to be denominated in U.S. dollars and, at the election of Telecom and Telefonica Argentina, for the semiannual adjustment of the U.S. dollar-denominated price per pulse in accordance with changes in the U.S. consumer price index. These semiannual adjustments were applied from 1992 to 1999. However, the Argentine government, Telecom and Telefonica Argentina agreed that in 2000 and 2001 there were to be no regular semiannual April or October adjustments of their tariffs.

     The Transfer Contract also contemplates the possibility of automatically adjusting rates in view of extraordinary unforeseen events as therein defined, or events or acts by the Argentine government that materially affect Telefonica Argentina's economic and financial equation contemplated in Telefonica Argentina's Transfer Contract.

     In January 2002, the Public Emergency Law introduced significant changes to the agreements executed by the Argentine government, including those regarding public works and services, such as Telefonica Argentina's rate agreements. This law mandates that the prices and tariffs resulting from such agreements shall be converted into pesos at a rate of one peso per U.S. dollar and frozen, not permitting indexation of any kind. It also authorizes the Argentine government to renegotiate the above-mentioned contracts, taking into account the following criteria in relation to public utility services:

     o the impact of the tariffs on the competitiveness of the economy and on the distribution of income;

     o service quality and investment plans, when such issues are included in the pertinent agreements;

     o    the interest of users and the access to the services;

     o    the security of the systems; and

     o    the profitability of the companies affected thereby.

     On February 12, 2002, the Argentine government issued Decree No. 293/02, which entrusts the Ministry of Economy with renegotiation of public services agreements affected by the Public Emergency Law, including agreements governing the provision of basic telephone services. Proposed agreements or recommendations resulting from the renegotiation process and executed by the Ministry of Economy were to be submitted to a special commission created within the Argentine Congress for its consideration, although the commission's opinion shall not be binding upon the parties. Telefonica Argentina fulfilled the filing of the information required by the Argentine government, which included proposals as to how to adjust Telefonica Argentina's tariffs in light of the economic crisis.

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

     In order to assist public utility companies in the renegotiation process, the Ministry of Economy issued procedural guidelines establishing a schedule comprised of four phases:

     o informal meetings with the relevant parties to discuss the renegotiation process;

     o presentations by public utility companies explaining how they have been impacted by the crisis and submitting proposals for possible solutions;

     o    discussion and analysis of the proposals; and

     o submission of proposed agreements to the Ministry of Economy for consideration.

     Pursuant to the process established for the renegotiations, Telefonica Argentina submitted a proposal regarding its tariff regime. Telefonica Argentina proposed that the Argentine government reinstate the tariff regime that was suspended in 1991 provided for under the Transfer Contract, reinstating the peso-denominated tariffs indexed to the monthly Argentine consumer price index. Under Telefonica Argentina's proposal, if there were significant differences between the Argentine consumer price index and the variation of the U.S. dollar/peso exchange rate as stated in the Transfer Contract, the tariffs would be adjusted by applying a formula equal to 40% of the monthly variation in the exchange rate of the U.S. dollar and 60% of the variation of the monthly consumer price index in Argentina. Telefonica Argentina also proposed alternative approaches to achieve a tariff regime that would reflect current prices while considering the present general situation of the consumer, including a transitional tariff regime that would ease tariffs from the current fixed tariffs to the tariffs calculated as described above in accordance with the Transfer Contract. The relationship between variables determining Telefonica Argentina's revenues and expenses is currently mismatched as a result of the pesification and freezing of Telefonica Argentina's rates within the context of a potentially inflationary economy and may continue to be mismatched depending upon the outcome of Telefonica Argentina's pending tariff renegotiation with the Argentine government. Telefonica Argentina's tariff renegotiation proposal attempts to achieve the relationship between variables determining revenues and costs, i.e. the "economic and financial equation" contemplated in Telefonica Argentina's Transfer Contract.

     In our and Telefonica Argentina's management's opinion and in the opinion of Telefonica Argentina's legal counsel, the changes in the Argentine economic model experienced since the beginning of 2002, including the enactment of the Public Emergency Law, the depreciation of the Argentine peso against the U.S. dollar, the increase of domestic prices and the pesification and freezing of tariffs, constitute extraordinary economic events that modified the economic and legal framework established by the Convertibility Law. Such events have significantly changed Telefonica Argentina's economic and financial equation contemplated in the Transfer Contract and so justify an adjustment of the tariff regime to reflect the currently prevailing circumstances, such adjustment being fully in agreement with the principles set forth in the List of Conditions and the Transfer Contract, so as to ensure a regular, continued and efficient service supply. The Transfer Contract contemplates the possibility of automatically adjusting tariffs in view of extraordinary unforeseen events as therein defined, or events or acts by the Argentine government that materially affect Telefonica Argentina's economic and financial equation contemplated in Telefonica Argentina's Transfer Contract. The Transfer Contract also provides for Telefonica Argentina's compensation from the Argentine government to Telefonica Argentina when extraordinary events take place, including acts and decisions by the Argentine government, such as a freeze on tariffs or price controls, and the procedures to be followed to collect such compensation.

     Law No. 25,790 sets forth that the term to renegotiate the agreements for public works and utilities is to be extended until December 31, 2004, term that has been further extended until December 31, 2005 pursuant to Law No. 25,972. The National Executive Power shall be responsible for submitting the renegotiation proposals to National Congress, which will have to communicate its decision within a period of 60 running days counted from the date of reception of the proposal. In the event such period expires without Congress having reached a solution, the proposal shall be deemed accepted. If the proposal is rejected, the National Executive Power shall resume the process to renegotiate the respective agreement. This rule establishes that the decisions adopted by the National Executive Power in this re-negotiation process shall not be limited to, or subject to, the stipulations contained in the above-mentioned regulatory frameworks currently governing the concession or licensing agreements for the respective public utilities. Renegotiation agreements may cover partial aspects of concession or licensing agreements, contain formulas to adjust such agreements or temporarily amend them and include the possibility of agreeing upon periodical reviews, as well as the establishment of conditions that must be met by the quality parameters applied to services. If there were temporary amendments, they should be taken into consideration in the terms of the final agreements reached with concessionaires or licensees. The legal provisions do not authorize public utilities contractors or concessionaires to suspend or alter compliance with their duties.

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

     On January 29, 2003, the Argentine government issued Decree No. 146/03, which establishes a temporary tariff adjustment for the provision of energy and gas services. However, such measure has been judicially challenged and currently suspended by an injunction. Telefonica Argentina has requested the interim adjustment of its tariffs, but no decision has been reached on such issue. We cannot assure you that Telefonica Argentina will obtain the temporary adjustment of its tariffs, or even if Telefonica Argentina obtains it, we cannot assure you that such adjustment will not be judicially challenged.

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

     This law also established that the decisions made by the National Executive Power during the renegotiation process shall not be limited by, or subject to, the stipulations contained in the regulatory frameworks currently governing the concession or licensing agreements for the respective public utilities. Renegotiation agreements may cover certain aspects of concession or licensing agreements and may contain formulas to adjust such agreements or temporarily amend them. The law also includes the possibility of agreements subject to periodical reviews or subject to quality parameters applied to services rendered.

     If there are temporary amendments, such amendments must be taken into consideration in the final agreements reached with holders of concessions or licenses. The legal provisions do not authorize licensees of public utilities contractors or concessionaires to suspend or alter compliance with their duties.

     Under the legal framework described, on May 20, 2004, Telefonica Argentina, Telecom Argentina S.A. and the Argentine government signed a Memorandum of Understanding (the "Memorandum of Understanding") pursuant to which they agreed to maintain the General Tariff Structure currently in force for the Basic Telephony Service until December 31, 2004, without waiving their rights. The parties also ratified their intent to reach a final contractual renegotiation before December 31, 2004, which did not happen. In addition, pursuant to the provisions of the Transfer Contract, the parties agreed that any new tax or charge, or any variation in those currently in force, subject to the control of Regulatory Authorities as established in certain sub-sections of the List of Conditions, shall be itemized in the bills issued to customers for services in the jurisdictions levied with the respective tax or charge.

     With the objective of establishing mechanisms to enhance access to telecommunications services, in the Memorandum of Understanding, an agreement was reached to implement the measures necessary to develop the following services:

     1. virtual telephony cards for the beneficiaries of the Head of Household Plan (an unemployment plan) and for pensioners who do not have a telephone line and who meet the eligibility requirements set forth in the respective resolution;

     2. internet access service in all its provincial centers at discount prices; and

     3. inclusion of heads of household, who own a telephone line and meet the respective eligibility requirements for registration, in the program "Retirees, Pensioners and Low-Consumption Households".

     As stated in this Memorandum of Understanding, the Secretary of Communications issued Resolutions No. 261 and No. 272, dated November 12, 2004 and November 23, 2004, respectively.

     Pursuant to Resolution No. 261, the Secretary of Communications approved Telefonica Argentina's promotional offer to provide dial-up internet access service, as described in sub-paragraph 2 above, at lower prices to customers in urban areas located more than thirty kilometers away from its current hubs for the supply of low-cost internet access service, in order to increase the number of areas with access to the internet.

     Pursuant to Resolution No. 272, the Secretary of Communications accepted the proposal to implement the "Virtual Telephony" service for the beneficiaries of the Head of Household Plan mentioned in sub-paragraph 1 above, consisting in the Value Added Voice Messaging Service that allows users to receive and store messages. This service is available in the Buenos Aires Multiple Area, La Plata, Mar del Plata, Mendoza, Bahia Blanca and Neuquen.

     Pursuant to Resolution No. 73 of March 31, 2005, Telefonica Argentina and Telecom Argentina S.A. were instructed to include the beneficiaries of the Head of Household Plan who already own a telephone line in the customer category "Retired, Pensioner and Households with Low Consumption" as long as they meet the respective requirements for such category. For that purpose, Telefonica Argentina is under the obligation to request the National Social Security Authorities ("Anses") to supply it with the National Register of Beneficiaries of the Head of Household Plan.

     In the opinion of Telefonica Argentina's management, the application of the issues mentioned in subparagraphs a), b) and c) will not have a significant impact on Telefonica Argentina's future results.

     During the final months of 2004 and the beginning of 2005, the Argentine government signed letters of understanding with several providers of public services, which established tariff adjustments of 15% to 30% and a new term for their review. These agreements will be validated once they are signed as Argentine decrees. As of the date of this Annual Report, however, there have not been any letters of understanding or tariff adjustments for our telecommunication services.

     On March 8, 2005, the Ministry of Economy and the Ministry of Federal Planning, Public Investment and Services, pursuant to resolutions No. 123 and No. 237, respectively, scheduled public audiences with electrical and gas companies in order to analyze tariffs increases. However, no telecommunication services companies have been notified of a date for a public audience.

     According to the opinion of our and Telefonica Argentina's management and Telefonica Argentina's legal counsel, under general administrative law principles applicable to the Transfer Contract and List of Conditions, future tariffs should be fixed at a level which is sufficiently fair to cover service costs so as to preserve a regular, continued and efficient public telephone service supply within the legal framework by which the Transfer Contract is governed. Nevertheless, no assurance can be given that the Argentine government will adopt this position. It is possible that such tariff regime will not maintain the value of Telefonica Argentina's tariffs in U.S. dollars or constant pesos over time in accordance with any past and potential future increases in the general price levels. If as a result of the renegotiation, future tariffs evolve at a pace that does not allow restoration of Telefonica Argentina's economic and financial equation that both the List of Conditions and the Transfer Contract intend to preserve, such tariff regime would have an adverse effect on our and Telefonica Argentina's future financial position and results of operations. As of the date of this Annual Report on Form 20-F, our and Telefonica Argentina's management are unable to foresee the final result of the renegotiation under the Public Emergency Law or when or what tariff regime will be in effect in the future. Telefonica Argentina does not know when the renegotiations will be concluded or whether the results of such negotiations will have an adverse effect on Telefonica Argentina.

     The Ministry of Economy, by Resolution No. 72/03 issued in February 2003, approved a method to calculate and transfer to Telefonica Argentina's clients the impact of the tax on bank checking account transactions introduced by Law No. 25,413 that is paid by Telefonica Argentina on or after the effective date of such resolution. Resolution No. 72/03 explicitly referred to the Transfer Contract as a basis for approving such method. Telefonica Argentina believes that the position that the Ministry of Economy took in this resolution is consistent with Telefonica Argentina's proposal and understanding of Telefonica Argentina's rights under the Transfer Contract. According to Resolution 72/03, any such tax paid before that date should be included in the contract renegotiation required under the Public Emergency Law.

   Rate Regulations

     Decree No. 764/00 establishes that providers of telephone services may freely set rates and/or prices for their services, which shall be applied on a nondiscriminatory basis. However, until the Secretary of Communications determines that there is effective competition for telecommunications services, the "dominant" providers in such areas, which includes Telefonica Argentina, must respect the maximum tariffs established in the General Rate Structure. Below the values established in such tariff structure, such providers may freely set their rates by areas, routes, long-distance legs and/or customer groups. To determine the existence of effective competition, the dominant providers must demonstrate that other providers of the same service obtained 20% of the total revenues for such service in the local area of the basic telephone service involved. Effective competition will be considered to exist in the provision of national or international long-distance services for calls originated in a local area covered by basic telephone service when the customers in such area are able to choose, through the dialing selection method, among more than two service providers, if each of them offers more than one long-distance destination.

     In 2000, Telefonica Argentina filed a request to the effect that effective competition be officially acknowledged in the Buenos Aires Multiple Area ("AMBA"). Pursuant to Resolution No. 304/03 of the Secretary of Communications, the Secretary of Communications asked that Telefonica Argentina revise the presentations submitted, supplying additional information. Telefonica Argentina has complied with this request and no resolution has yet been made in the case.

     For the areas and services for which effective competition has not been declared to exist, tariff agreements established that the maximum tariff per pulse had to be expressed in U.S. dollars in addition to a right for Telefonica Argentina to choose whether to adjust such tariff from April 1 to October 1 of each year based on the variation in the Consumer Price Index of the United States of America. However, the Public Emergency and Exchange System Reform Law No. 25,561, dated January 6, 2002, provided that in the agreements executed by the Federal Administration under public law regulations, including public works and utilities, indexation clauses based on foreign countries' price indices and any other indexation mechanisms could no longer be used. Law No. 25,561 also established that the prices and tariffs resulting from such clauses are to be denominated in pesos at the Ps.1 to U.S.$1 exchange rate. Furthermore, this Law authorized the National Executive Power to renegotiate the above contracts taking into account the following criteria in relation to public utilities: (a) the impact of tariffs on the competitiveness of the economy and on distribution of income; (b) service quality and investment plans, when such aspects are contemplated in the contracts; (c) the interest of users and access to the services; (d) the security of the systems comprised; and (e) the profitability of the companies. Under the tariff regulation mechanism in effect known as Price Cap, to which Telefonica Argentina is subject, tariff discounts have been applied based on a formula made up by the U.S. Consumer Price Index and an efficiency factor. On October 4, 2001, the Federal Appellate Court on Administrative Contentious Matters of the City of Buenos Aires, in relation to the complaint filed by Consumidores Libres Cooperativa Limitada de Provision de Servicios Comunitarios ("Consumidores Libres") mentioned in Note 11.c of Telefonica Argentina's consolidated annual financial statements, awarded a precautionary measure ordering the National Government, Telefonica Argentina and Telecom "to refrain from applying the corrections set forth in Section 2 of the Agreements approved by Decree No. 2,585/91 until final judgment is rendered in the case", which meant that the rates could not be adjusted by the U.S. Consumer Price Index.

     Telefonica Argentina, Telecom S.A. and the Secretary of Communications entered into agreements for the application of the Price Cap for the 2000-2001, 2001-2002 and 2002-2003 periods. The Price Cap for the 2000- 2001 period was established at 6.75%, of which 6% was allocated to rate reductions attributable to discount plans that were in effect in 2000 and the non-application of the semiannual adjustments to the pulse of that year value, among other items. The remaining 0.75% was to be applied as defined by the licensees. The Price Cap for the 2001-2002 period was established at 5.6%, and would be allocated to the non-application of the semiannual adjustments to the pulse value of 2001, plus the balance of the non-computation of the pulse value not applied in the price cap for the previous year. To date, the remaining amount has not been allocated to the services contemplated in the agreement. The Price Cap for the 2002-2003 period was established at an efficiency factor which could not exceed 5%, but its value was not fixed. The above mentioned agreements require the approvals of the Ministries of Economy and Federal Planning, Public Investment and Services, which are still pending as of the date of issuance of this Annual Report. Moreover, neither the effect of the reduction in rates previously implemented as compared to the rate reduction adjustments established by the Secretary of Communications nor the rate differences pending application under the referred agreements, have been established. There was no Price Cap for the 2004 period.

     In the opinion of our and Telefonica Argentina's management and its legal counsel, the resolution of these issues related to the Price Cap and the complaint filed by Consumidores Libres might exclusively affect the maximum tariffs for future services that Telefonica Argentina is authorized to collect from its customers for services, areas or customers in which effective competition has not been declared. As of December 31, 2004, these maximum tariffs are the result of the application to the tariffs in force as of November 7, 2000, the discounts applied as a result of the implementation of the Price Cap corresponding to period 2000-2001 and to the advanced decreases corresponding to the period 2001-2002, as established in the agreements mentioned above.

     Under the Price Cap mechanism currently in effect, the rate reduction percentage and the services to which such reductions will eventually apply depend on the final approval of the above rate agreements, and on the outcome of the legal proceedings commenced by Consumidores Libres regarding the effective rate system.

     Based on current rate regulation mechanisms, and considering Telefonica Argentina's defense against the above legal proceedings, in the opinion of our and Telefonica Argentina's management and its legal counsel, the outcome of these issues will not have a negative impact upon its financial position or a significant adverse effect on its results of operations.

     In addition, Decree No. 764/00 reduced, as of November 2000, the interconnection charges for the origin and destination of calls in local areas to 1.1 Argentine cents per minute for those districts with more than 5,000 inhabitants or a telephone-set density above 15 telephones for every 100 inhabitants, to 1.3 Argentine cents per minute for the remaining districts and for those areas included in the original license of independent operators, and to 0.30 cents per minute for the transit within local areas. A 3% semiannual "price cap" reduction was applied during the first two years after these rules and regulations became effective. By virtue of the Public Emergency Law, the interconnection charges related to origin and destination of the calls were pesified at the rate of Ps.1.00 per U.S. dollar, and during 2003 and 2004 most of these private contracts were adjusted by CER.

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

     On December 1, 1999, the Secretary of Communications issued Resolution No. 4,269/99, which finally determined the excess revenue amount as Ps.18 million rather than the preliminary amount of Ps.14 million for the two-year period between February 1997 and February 1999, as previously determined by the Secretary of Communications. As Resolution No. 18,968/99 similarly provided, Resolution No. 4,269/99 states that the National Communications Commission will determine the form and time of implementation of the corresponding tariff reduction. Telefonica Argentina has filed an appeal for review and modification of Resolution No. 4,269/99, on the grounds that the calculation method used by the Secretary of Communications to determine the impact of the tariff restructuring established by Decree No. 92/97 was flawed. As of the date of this Annual Report, such appeal has not been resolved and the National Communications Commission has not determined the rules for its implementation.

     In our and Telefonica Argentina management's opinion and in the opinion of Telefonica Argentina's legal counsel, the outcome of the issues related to the tariff restructuring could only affect the maximum tariffs for future services that Telefonica Argentina is authorized to charge its customers regarding services, areas, or customers in which the Argentine government did not declare the existence of actual competition. Therefore, in our and Telefonica Argentina management's opinion and in the opinion of Telefonica Argentina's legal counsel, the outcome of these issues will not have a negative impact upon Telefonica Argentina's financial position or a material adverse effect on its results of operations.

   Service Requirements

     Pursuant to the List of Conditions and the License Agreement, Telefonica Argentina must ensure continuity, reliability, nondiscrimination and universal service provision. Telefonica Argentina also must provide, among other services, free emergency telephone services, free telephone directories to all subscribers and operator-assisted information. In addition, the List of Conditions sets forth certain mandatory service objectives that Telefonica Argentina had to achieve and maintain. These include requirements pertaining to network penetration (new residential and public telephone lines, waiting-time standards for installation), network performance (frequency of failure, repair time standards, percentage of call completion), customer service (speed of operator's response, maintenance and information service) and call efficiency (percentage of calls not "dropped" by the network).

     Additionally, the List of Conditions provides that Telefonica Argentina must

     o    comply with applicable regulations,

     o    meet standards established for the physical condition of the network,

     o    permit nondiscriminatory access to providers of competing services,

     o    maintain connections to all cities presently connected to its network,

     o provide interconnection with international service operators and with other competing networks, as well as access to competing networks for their users, and

     o provide equal access to telephone lines to suppliers of data and value-added services.

     In responding to consumer demand for new line installations and to meet the average waiting time requirement, Telefonica Argentina performed line installations in excess of those required in the List of Conditions. As of December 31, 2004, its backlog of pending applications for service was 35,578 lines.

   Revocability of Telefonica Argentina's License

     Telefonica Argentina's license is revocable in the case of serious noncompliance with certain obligations. The List of Conditions and the Transfer Contract set forth certain obligations of which the following are still in effect:

     o assets transferred to Telefonica Argentina for use in providing telecommunications services may not be sold, assigned, transferred or encumbered in any way without the approval of the Secretary of Communications;

     o we and certain shareholders of Cointel are required to retain a specified interest in Cointel's common stock, and Cointel is required to own Class A Shares representing 51% of Telefonica Argentina's total capital stock except if otherwise approved by the Secretary of Communications;

     o Telefonica Argentina must provide a certain level of basic telephone services and maintain its principal place of business in Argentina;

     o    Telefonica  Argentina must maintain certain service quality standards;
          and

     o    Telefonica Argentina must avoid liquidation.

     In case of serious noncompliance with these obligations, Telefonica Argentina's license could be revoked in accordance with the procedures set forth in the List of Conditions.

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

     On December 20, 2001, the Ministry of Economy issued the Carrier Selection Rules for long-distance calls, which require carriers to make their networks and equipment available to provide the selection services within 80 days following the publication of these rules. Accordingly, customers will be able to opt for their long-distance provider by dialing a specific three-digit code number. This new system will co-exist as an alternative for the presubscription provider for the line that originates a long-distance call at the time of making each call. On February 4, 2003, the Ministry of Economy issued Resolution No. 75/03, compelling providers to make available the carrier selection for fixed and mobile services within 120 days. As of the date of this Annual Report, Telefonica Argentina's networks and equipment are available to provide the selection services, but no operator has asked Telefonica Argentina for such type of interconnection.

   Interconnection

     Decree No. 764/00 approved new Rules for National Interconnection and established the interconnection standards and conditions with which telephone service providers must comply without affecting preexisting agreements. These Rules for National Interconnection establish that:

     o several interconnection services are to be considered as essential facilities;

     o    charges for access are to be substantially reduced;

     o clients are allowed to directly access to the Number Translation Services (internet service providers, call centers, etc.) whose providers are treated as "owners" of the calls; and

     o    number portability right would be implemented.

     Subsequently, Telefonica Argentina entered into interconnection agreements with different providers in accordance with previous rules established under Decree No. 264/98 and 266/98.

     The Rules for National Interconnection set forth the basic principles to be taken into account regarding interconnection among operators, who will be able to agree on tariffs and service terms and conditions on a non-discrimination basis, provided that they comply with certain minimum obligations.

     Under these rules, operators are categorized as follows:

     o operators with Dominant Power: those whose revenues are over 75% of the total revenues for services rendered in a specific area or for a specific service;

     o operators with Significant Power: those whose revenues are over 25% of the total revenues for services rendered in a specific area or for a specific service; and

     o    all other operators.

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

     The Rules for National Interconnection also establish the obligation for Dominant and Significant Power Operators to unbundle their local loops (physical link and its capacity between the carrier's capacity and the clients' facilities) and to allow competitors to use them on the basis of technical reasonability. As of the date of this Annual Report, the working group in charge of setting reference rates for this service has not been created.

   Regulations Affecting the Radioelectric Spectrum

     The Rules for Management and Control of the Radioelectric Spectrum establish the procedure for the granting of a frequency license when there are multiple bidders or if frequencies are or may become scarce, and establish that licensees may operate the frequencies nationwide only when it is strictly necessary. Telefonica Argentina has numerous licenses to use various distinct radioelectric bands. Telefonica Argentina does not have assigned radioelectric bands in certain areas.

   Universal Service Funding

     Decree No. 764/00 approved the new Universal Service Rules and Regulations to promote the access to telecommunications services by customers either located in high-cost access or maintenance areas or with physical limitations or special social needs. Such rules and regulations establish that the deficit for the provision of these services will be through a "Universal Service Fund", to be financed by all telecommunications providers (including Telefonica Argentina) through the payment of 1% of total revenues for telecommunications services, net of any direct tax applicable on them. The regulation adopts a "pay or play" mechanism for compliance with the mandatory contribution to the Universal Service Fund, although it also establishes a mechanism for exemption from contribution for basic telephone service licensees that takes into consideration loss of revenues and market share. Payment of contributions required to be made by service providers may be substituted with the provisions of services, included in the initial programs or in accordance with any of a number of programs that may be approved by the Secretary of Communications with the participation of the Secretary of Competition, Deregulation and Consumer's Defense. The obligations in connection with this regulation became effective on January 1, 2001.

Nevertheless, as of the date of this Annual Report, the Secretary of Communications has not yet ruled on the mechanism by which Telefonica Argentina should recover the cost incurred for rendering these services.

C.   Organizational Structure

     As of the date of this Annual Report, Telefonica (indirectly through TISA) owns approximately 99.96% of our capital stock, representing 99.97% of the total votes. Additionally, Telefonica beneficially owns, through us and other affiliates, 100% of Cointel's common capital stock representing 100% of the votes, approximately 98% of Telefonica Argentina's voting capital stock, 100% of Atco's voting capital stock and 100% of ACISA's voting capital stock.

     The following is a list of our direct and indirect investees as of the date of this Annual Report, not including our passive investments in ATCO and ACISA.

                                                                                      Voting power
                                                                                        held if
                                                        Country of                     different
                                                      incorporation     Ownership    from ownership
Name                                                   or residence     interest        interest
----------------------------------------------------------------------------------------------------
Compania Internacional de Telecomunicaciones S.A.....   Argentina         50.0%(1)       49.7%
Telefonica de Argentina S.A..........................   Argentina         32.4%(2)        N/A
Telinver S.A.........................................   Argentina         32.4%(2)        N/A

----------
(1) Not considering the preferred stock.
(2) Indirect ownerships interest.

     We own a 50.0% direct interest in Cointel's common capital stock. Cointel was organized by a consortium of Argentine and international investors to acquire a controlling interest in the common stock of Telefonica Argentina as the first step in Argentina's privatization of its fixed-link public telecommunications services and basic telephone services. Cointel acquired 60.0% of Telefonica Argentina's common stock on the Transfer Date.

     Cointel is a holding company whose business is conducted through its controlling interest in Telefonica Argentina. Cointel's only substantial source of cash revenues (other than the eventual disposition of Telefonica Argentina common stock) is dividends and distributions paid on its Telefonica Argentina common stock. Cointel owns all Telefonica Argentina Class A Shares, as well as an additional Ps.40.2 million Telefonica Class B Shares, representing 62.5% and 2.3% of the outstanding Class A and Class B Shares, respectively.

     Pursuant to the Privatization Regulations and the bylaws of Cointel, Cointel is required to own all of the Telefonica Argentina Class A Shares, TIHBV is required to own at least 10% of the common stock of Cointel and Holding is required to own at least 20% of the common stock of Cointel. Any transfer or issuance of shares of Cointel which causes more than 49% of the common stock of Cointel to be owned by entities which did not own Cointel's common stock on the Transfer Date, any transfer which reduces TIHBV's or our ownership interest in Cointel's common stock below the levels specified above and any transfer which reduces Cointel's ownership below 51% of the capital stock of Telefonica Argentina are subject to the prior consent of the Telecommunications Regulatory Authority. Any violation of these requirements could result in the revocation of the License. We expect Cointel to maintain its ownership interest in the Telefonica Argentina Class A Shares and, therefore, to continue to control Telefonica Argentina and to determine the outcome of any action requiring shareholder approval, including the election of at least six of Telefonica Argentina's eight directors and the payment of dividends.

D.   Property, Plant And Equipment

     Telefonica Argentina's principal properties consist of a transmission plant, including outside plant and trunk lines, and exchange equipment. These properties have historically been and continue to be located throughout the Southern Region, principally in the province of Buenos Aires, but in connection with the extension of Telefonica Argentina's service area to the Northern Region, are also located to a lesser extent in that region of Argentina. Of Telefonica Argentina's net book value of its total outside plant, property and equipment as of December 31, 2004:

     o Telefonica Argentina's outside plant, including external plant, transmission and switching equipment represented approximately 71.9%;

     o construction in progress, materials and prepayment to vendors represented approximately 7.5%;

     o    land and buildings represented approximately 20.1%; and

     o    furniture, cars and office equipment represented approximately 0.5%.

     A substantial portion of Telefonica Argentina's assets may be considered to be dedicated to the provision of an essential public service, and, therefore, under Argentine law, would not be subject to attachment, execution or other legal process.

     The Transfer Contract requires Telefonica Argentina to register title to all registrable property that it acquired from ENTel prior to the second anniversary of the Transfer Date. Although the period originally providing for the transfer of title to this property lapsed on October 27, 1994, ENTel issued Resolution No. 96/94, extending indefinitely the period for the transfer of title. Under the terms of this Resolution, ENTel must give 60 days' notice to Telefonica Argentina prior to terminating the registration period. Under Resolution No. 96/94, Telefonica Argentina may claim the same indemnity for real property not conveyed to Telefonica Argentina prior to the expiration date set forth in the original Transfer Contract.

     As of December 31, 2004, this property had a book value of approximately Ps.600 million (based on net book value at that date), but Telefonica Argentina had registered property with a book value of approximately Ps.524 million in its name (in pesos restated for inflation until February 28, 2003).

     The transfer of title to the assets of ENTel was suspended in December 1991. This was because ENTel disputed its contractual obligation to pay stamp taxes on the transfer of assets located in the various Argentine provinces. Telefonica Argentina subsequently elected to pay these taxes in order to expedite the registration process. Telefonica Argentina, however, reserved the right to claim the stamp taxes from ENTel. The actions for the transfer of title to the assets of ENTel have been resumed.

     Telefonica Argentina and we believe that registration of a major portion of the significant assets acquired from ENTel will be satisfactorily completed, and that the final resolution of this matter should not have a significant impact on Telefonica Argentina's business, financial condition or results of operations.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

General

     In addition to the management discussion below, you should carefully read our Holding Annual Financial Statements and selected financial data included elsewhere in this Annual Report for additional information about us.

     We prepare our financial statements in accordance with Argentine GAAP. Argentine GAAP differ from U.S. GAAP. See Item 3: "Key Information--Selected Financial Data" and Note 11 to our Holding Annual Financial Statements, which describe the principal differences between Argentine GAAP and U.S. GAAP that apply to us.

Multiple Holding Company Structure

     We are a holding company primarily engaged, through related companies, in the Telecommunications Business in Argentina.

     We conduct our Telecommunications Business through our 50.0% interest in Cointel, which controls Telefonica Argentina through its ownership of 100% of Telefonica Argentina's Class "A" shares and 40.2 million of Telefonica Argentina's Class "B" shares, for a total of 64.8% of Telefonica Argentina's capital stock.

     We participate in the Media Business through Atco and ACISA. As of December 31, 2004, we held a 4.71% ownership interest in Atco. Atco is a holding company with a direct and indirect interest in broadcast television companies and in radio stations. Likewise, we held a 26.8% ownership interest in ACISA. ACISA is a holding company that until July 2002 held a direct and indirect interest in broadcast television companies. We consider our interests in Atco and ACISA to be passive investments. Therefore, Telefonica Contenidos sets their business strategy.

     On April 11, 2000, certain of our shareholders as of such date and Telefonica entered into a Stock Exchange Agreement, whereby, after certain conditions precedent were met, on December 15, 2000, such shareholders transferred to Telefonica 80.9% of our capital stock, representing 84.7% of our total votes in exchange for Telefonica common shares issued. On June 29, 2001, Telefonica informed us that, on May 8, 2001, it transferred to TISA, Telefonica's wholly owned subsidiary, all of Telefonica's 80.9% equity interest in us. Additionally, as a result of several transactions described in Item 4:
"Information on the Company--History and Development of the Company--Voluntary Capital Reduction", TISA's equity interest in us, increased from 80.9% to 99.96%.

     Our income (loss) is affected by the items of consolidated income and expenses of the companies owned directly and indirectly by us. Our net income
(loss) and such companies' net income (loss) are also affected by consolidated income and expense items attributable to their respective activities (e.g., interest income, interest expense, general and administrative expenses, taxes). Consequently, the analysis set forth below includes: (i) the discussion of our results of operations taking into consideration our share in the net income
(loss) of holding companies and operating companies which we own, as well as the income and expenses attributable to our operations, and (ii) a discussion of the consolidated results of operations of Cointel which focuses on a discussion of the results of operations of Telefonica Argentina plus Cointel's expenses. The amounts in million of Argentine pesos contained in this Item 5 have been rounded up or down in order to facilitate the footing of notes and tables in which they are included. The effect of such rounding is not material.

Financial Periods Covered

     We and certain of our related companies (including Telefonica Argentina) are subject to the reporting rules imposed by the CNV on companies subject to its regulation. In general, such rules require that such companies report their quarterly financial results within 42 days after the end of their fiscal quarters and their annual financial results within 70 days after the end of their fiscal years or, for both cases, two days following their approval by the respective board of directors, whichever occurs first. Until the fiscal year ended December 31, 2001, since our related companies tended to report their financial statements as of the end of required filing terms, we valued our interest in such investments under the equity method of accounting, using the financial statements of such companies with a three-month lag with respect to our financial statements closing date, adjusted for significant events occurred in the three-month lag. As a result of the transactions described in Item 4:
"Information on the Company--Our History and Development--Stock Exchange Agreement Transactions", we have sold our interests in such investments, other than our interest in Cointel, Atco and ACISA, companies indirectly controlled by Telefonica. Therefore, since we are able to obtain Cointel's financial statements as of the date of issuance of our own financial statements, we have eliminated the effect of the abovementioned three-month lag as of December 31, 2004, 2003 and 2002, and valued our investment in Cointel by the equity method, calculated on the basis of Cointel's financial statements as of the date of the Holding Annual Financial Statements.

   Cointel's fiscal year-end change

     On November 11, 2002, the General Ordinary and Extraordinary Cointel's shareholders'meeting approved an amendment to Cointel's bylaws to change its fiscal year-end from September 30 to December 31 of each year. On December 12, 2002 the CNV authorized the change. On January 21, 2003 the amendment was registrated at the IGJ. Consequently, the financial information as of and for the year ended on December 31, 2002 covers a twelve month-period between January 1, 2002 to December 31, 2002.

Factors Affecting Our Results of Operations

   Overview

     The Argentine economy had been mired in a severe economic recession that began in the second half of 1998. Argentina's GDP has fallen every year since then, culminating in a decrease in 2002. In 2002, the peso had devalued by 237.0% (having reached 290% as of June 25, 2002) and Argentina experienced a rise in the wholesale price index of 118.0%. In 2003 the peso appreciated by 13.1%, the price index grew 3.7% and the GDP growth was 8.8%. In 2004 the peso devalued against the U.S. dollar by 1.7%, the price index grew 6.1% and the GDP growth was 9.0%.

                                                  December 31,    December 31,  December 31,
                                                      2004            2003          2002
                                                  ------------------------------------------
Wholesale price index (annual % change)                7.9             2.0          118.0
Consumer price index (annual % change)                 6.1             3.7           41.0
Gross domestic product (annual % change)               9.0             8.7          (10.9)
Devaluation/(Appreciation) (annual % change)           1.7           (13.1)         237.0

----------
Source: INDEC, Banco Nacion.

     Our results of operations and financial situation have been negatively impacted by drastic political and economic changes that took place in Argentina from 2002. Because of the recent political and economic instability in Argentina, the following discussion may not be indicative of our current or future results of operations, liquidity or capital resources and may not contain all of the necessary information to help you understand the information contained in this discussion with results from previous or future periods. In particular, it may be difficult to discern trends from our historical financial statements or in future periods due to the following factors:

     o    the volatility of the exchange rate; and

     o the reintroduction of inflation accounting and its subsequent suspension.

     Accordingly, the following discussion should be read in conjunction with, and is qualified in its entirety by, the risk factors contained in this Annual Report. The most important factors affecting Telefonica Argentina's results of operations and indirectly ours were the following:

     Pesification of Telefonica Argentina's tariffs

     Prior to 2002, the tariffs of Telefonica Argentina were denominated in U.S. dollars and billed to the customer in pesos. The Public Emergency Law abolished dollar-based tariffs and converted all public service tariffs (including Telefonica Argentina's tariffs) into pesos at a one-to-one exchange rate.

     Freezing of Telefonica Argentina's tariffs

     Dollar-denominated tariffs of Telefonica Argentina were semiannually adjusted in line with the U.S. consumer price index. The Public Emergency Law abolished automatic indexation and froze its tariffs; and to this date, this is still in effect.

     Devaluation

     The Public Emergency Law eliminated the U.S. dollar-peso parity. Soon after, the Argentine government permitted the peso to float freely against the U.S. dollar with a resulting decline in its value. The devaluation has had a material adverse impact on our results and Cointel's and Telefonica Argentina's operations, as it was coupled with the pesification and freezing of Telefonica Argentina's tariffs. In addition, a major portion of our, Cointel's and Telefonica Argentina's debt is either in U.S. dollars or another foreign currency. During 2002 we had a financial loss of Ps.585 million as a consequence of the 237% devaluation of the peso against the U.S. dollar, while during 2003 we had a financial gain of Ps.255 million as a consequence of the 13.1% appreciation of the peso against the U.S. dollar. During 2004 we had a financial loss of Ps.31 million as a consequence of the 1.7% devaluation of the peso against the U.S. dollar.

     Inflation and Inflation Accounting

     During 2002, Argentina experienced inflation of 41% and 118% measured in terms of the consumer price index and the wholesale price index, respectively. As a result of the high inflation, Argentine GAAP reintroduced inflation accounting. During 2003, Argentina experienced inflation of 3.7% and 2.0% measured in terms of the consumer price index and the wholesale price index, respectively; and inflation accounting was suspended during the final quarter of 2003. During 2004, inflation measured in terms of consumer price index was 6.1% and inflation measured in terms of the wholesale price index was 7.9%. The most important impact of inflation on results of operations was the incorporation into our financial statements of the effect of the exposure of our monetary assets and liabilities to inflation and the restatement in constant currency of the rest of our income statement accounts. The effect on our balance sheet and our shareholders' equity was the restatement of our non-monetary net assets in constant pesos. See "--Inflation Accounting" below.

     The pesification and freezing of Telefonica Argentina's tariffs, the changes in the peso/U.S. dollar exchange rate, inflation, inflation accounting and the partial recovery of the economy are the main explanations for the variations in our and Telefonica Argentina's results in 2004 in comparison to 2003 and in 2003 in comparison to 2002:

     Mandatory tariff renegotiation for Telefonica Argentina

     As of the date of issuance of this Annual Report, changes in main macroeconomic variables, such as growth of the economy and evolution of the exchange and inflation rates, show positive signs. Therefore, in the opinion of Telefonica Argentina's management, there is greater certainty in the operating and economic environment due to, among other factors, a relative stabilization in the peso equivalent amounts of Telefonica Argentina's foreign currency denominated debt, due to the financing already obtained and the gradual reduction of Telefonica Argentina's short term debt.

     Although Telefonica Argentina has adopted the above mentioned measures to mitigate the effects of changes in its business resulting from the issue described in the above paragraphs, and although certain indicators of the Argentine economy are currently showing favorable signs, the future operating conditions and characteristics might not continue to be stable because the regulatory framework in force has still not established the rules to allow reinstating the balance of the variables that constitute Telefonica Argentina's economic and financial equation.

     Recession in 2002, recovery process in 2003 and 2004 and unemployment

     The recession in 2002, and the unemployment and underemployment, coupled with the rise of inflation primarily in 2002 has led to a reduction of wages in real terms and a reduction in disposable income of all class sectors of the Argentine population that has resulted in a decrease in the number of clients that use Telefonica Argentina's services and in a reduction on the usage per telephone line during 2002. In 2002, its lines in service were reduced by 140,000 due to services disconnections. In 2002, Telefonica Argentina also experienced a decrease in long-distance traffic of 30% in comparison to the twelve-month period ended December 31, 2001. During 2003, Telefonica Argentina's number of lines in service remained constant, and it experienced an increase in the traffic per line. During 2004, Telefonica Argentina's lines in service increased by approximately 159,000 lines. In addition, as of December 31, 2004, Telefonica Argentina had 188,840 ADSL lines, representing an increase of approximately 119,000 lines from December 31, 2003. Furthermore, Telefonica Argentina experienced increases of approximately 7% in local services, 10% in domestic long distance services and 8% in international long distance services.

     In response to the negative events mentioned (in 2002 and partially in 2003), Telefonica Argentina attempted to manage its cash flow and balance sheet to achieve high liquidity, while maintaining the quality of the services rendered. To that end Telefonica Argentina made the following changes:

     Reduced its capital expenditures

     Telefonica Argentina implemented a plan to reduce its capital expenditures rapidly. To that end it developed only those projects that were necessary to maintain the quality of its services, generated cash flow in the near term and were deemed to be high priority by Telefonica Argentina.

     Reduced its operating costs

     Telefonica Argentina renegotiated most of its contracts, especially those foreign-exchange linked contracts and eliminated discretionary costs. The goal of the renegotiations was to reduce costs, including the reduction of the exposure of its costs to inflation and devaluation and to adapt its costs to lower demand for its services. Telefonica Argentina has taken certain measures with respect to its suppliers' contracts, including, among others, adjustments to service quality, changing the timing of delivery and services and their outright cancellation.

     Implemented spending controls

     Telefonica Argentina implemented a series of spending controls and took certain actions in order to decrease and to prevent expenses.

     Increased its collection rates

     Telefonica Argentina implemented new plans and collection policies for collecting receivables including disconnection policies tailored to each customer segment and tied its sales force's incentives to collections rather than sales. As a result, it reduced the amount of its accounts receivable and uncollectibles and, consequently, reduced the collection risks.

     Cash management and debt renegotiation

     Telefonica Argentina implemented a series of actions to decrease the exchange rate risk on its current assets while managing its main accounts payable. In addition, Telefonica Argentina restructured a substantial portion of its debt, improving its maturity profile. As part of that strategy, Telefonica Argentina offered to exchange new notes due in 2007 and a cash payment for its then existing notes due in 2004 and to exchange new notes due in 2010 and a cash payment for its then existing notes due in 2008. Telefonica Argentina also exchanged new notes due in 2011 denominated in U.S. dollars and cash for the Series A and Series B notes of Cointel that were due in 2004. Under a simultaneous agreement with TISA, Telefonica Argentina transferred the Cointel notes to TISA for a reduction of Telefonica Argentina's short-term debt with TISA in an amount equivalent to the value of the Cointel notes. Moreover, in May 2004, October 2004 and February 2005, Telefonica Argentina issued negotiable obligations for Ps.163.3 million, Ps.200 million and Ps.250 million, respectively, under the Ps.1.5 billion program described below and during 2004 Telefonica Argentina obtained loans from local banks for an amount of Ps.120 million.

     Although Telefonica Argentina has adopted these measures to mitigate the effects of changes in its business, and certain indicators of the Argentine economy are currently showing favorable signs, the future operating conditions and characteristics might not continue to be stable because the regulatory framework in force has still not established the rules to allow reinstating the balance of variables that constitute Telefonica Argentina's economic and financial equation. See Item 4: "Information on the Company--Regulatory Matters--Rates".

     Effects on our, Cointel's and Telefonica Argentina's operations, on our respective abilities to pay our short-term debt obligations, and on our and Cointel's ability to remain as going concerns.

     Telefonica Argentina's short-term strategy has been to adapt its business plans to address the challenges and risks presented by the Argentine economic crisis. Therefore the short-term strategy has focused on the renegotiation of tariffs and, since early 2002, Telefonica Argentina has been taking certain steps to moderate the effects of the imbalance between changes in revenues and costs caused by the significant increase in the prices of supplies and the cost of technology-related investments usually required by the business that it operates, and the situation affecting service rates described in Note 4.a to the Holding Annual Financial Statements. Some of these measures include:

     o    capital expenditures controls;

     o    operating costs reduction;

     o    increased collection rates and;

     o    debt renegotiation, cash management and roll-over of short-term debt.

     The relationship between variables determining Telefonica Argentina's revenues and expenses is currently mismatched as a result of the "pesification" and freezing of its tariffs within the context of a potentially inflationary economy and may continue to be mismatched depending upon the outcome of its pending tariff renegotiation with the Argentine government. Telefonica Argentina's tariff renegotiation proposal presented to the Argentine government attempts to rebalance the relationship between variables determining revenues and costs (including investments), i.e. to achieve the "economic and financial equation" contemplated in the Transfer Contract (the "economic and financial equation"). See Note 4.a to the Holding Annual Financial Statements.

     As of the date of this Annual Report, changes in main macroeconomic variables, such as growth of the economy and evolution of the exchange and inflation rates show positive signs. Therefore, in Telefonica Argentina management's opinion, there is greater certainty in the operating and economic environment due to, among other factors, a relative stabilization in the peso equivalent amounts of its foreign currency denominated debt, due to the financing already obtained and the gradual reduction of its short term debt.

     Although Telefonica Argentina has adopted the above mentioned measures to mitigate the effects of changes in its business resulting from the issue described in the above paragraphs, and certain indicators of the Argentine economy are currently showing favorable signals, the future operating conditions and characteristics might not continue to be stable because the regulatory framework in force has still not established the rules to allow reinstating the balance of the variables that constitute its economic and financial equation.

     In estimating future revenues, Telefonica Argentina mainly uses its internal business forecasts and additionally any current information it may have regarding changes in significant variables affecting such forecasts. Telefonica Argentina develops its forecasts based on recent revenue data for existing products and services, planned timing of new products and services, estimates of tariff increases and other industry and macroeconomic factors.

     Telefonica Argentina's fixed assets have been valued based on their recoverable value on the basis of its management's best estimate of future cash flows of its telecommunications business, considering current information and future telephone service rates estimates. Telefonica Argentina has monitored the evolution of the variables that affect its business and, from time to time, it has adjusted its forecasts based on the latest trends. As explained in Note 4.a to the Holding Annual Financial Statements, the main macroeconomic variables have shown relative stabilization. In Telefonica Argentina's opinion, based on such forecasts and on the consideration of operating strategies available for these scenarios, Telefonica Argentina believes it will obtain sufficient future cash flows to recover the balances corresponding to fixed assets. Notwithstanding the foregoing, Telefonica Argentina will continue to monitor the situation and to assess the effect of any new future developments.

     Telefonica Argentina's general financing policy is to cover future fund needs to continue its investment plan and repay short and long-term debt mainly with funds generated by the operations plus, if it is necessary, with bank loans and/or access to capital markets and possibly refinancing of indirect parent company loan.

     As of December 31, 2003, Telefonica Argentina's short-term debt amounted to U.S.$637 million. At that time, Telefonica Argentina could not be certain that it would be able to meet its current debt obligations at their maturity date. During 2004, as well as in prior periods, Telefonica Argentina managed to gradually reduce its short-term indebtedness through a combination of partial payments and short and long-term re-financing. As of December 31, 2004, Telefonica Argentina has been granted new short-term loans from local financial institutions in an amount of Ps.123 million. In addition, in May 2004, October 2004 and February 2005, Telefonica Argentina issued negotiable obligations for Ps.163.3 million, Ps.200 million and Ps.250 million, respectively, and expects to arrange for additional placements in the future. Those placements, in conjunction with internally-generated cash flows and possible re-financings options and/or other financing alternatives, in Telefonica Argentina's opinion, will enable it to settle or successfully refinance the remaining balance of its short-term indebtedness.

     In turn, in the months of July, August and September, 2004, TISA has re-financed liabilities in the amount of U.S.$150 million, now payable, in monthly installments maturing from January through December 2005 and had advised Telefonica Argentina that, as of the date of this Annual Report, it was still assessing other financing alternatives for Telefonica Argentina including, if necessary, providing additional financing.

     Historically, we have funded capital requirements principally through cash dividends from Cointel, other income relating to related parties, proceeds from disposing of our ownership interests and other assets, and different kind of borrowings. Actually, and as a consequence of the situations described in the Risk Factors, Cointel has no access to the capital markets in amounts sufficient to pay its short-term obligations. See Item 3: "Key Information--Risk Factors--The deterioration of the Argentine economy and the pesification and freezing of Telefonica Argentina's tariffs have made it difficult for us and Cointel to access the capital markets or obtain new third-party financing in amounts sufficient to enable us and Cointel, together with internally generated funds, to meet our respective debt obligations, corresponding mainly to a significant amount of indebtedness owed to TISA". Cointel has significant indebtedness with its shareholder, TISA, and for which Cointel assumed certain commitments.

See Note 4.a) to the Holding Annual Financial Statements. As of December 31, 2004, Cointel's current assets are lower than its current liabilities by Ps.1,459 million, the latter including Ps.1,454 million of debt owed to TISA. Consequently, Cointel's ability to meet its short-term liabilities will depend on TISA's continued refinancing of the loans granted to Cointel, or on other financing from related or unrelated parties, which to date is not available in sufficient amounts for Cointel. This situation gives rise to substantial doubt about Cointel's ability to continue as a going concern. Cointel's plans concerning these matters are also described in Note 4.a to the Holding Annual Financial Statements. These financial statements as of December 31, 2004 and 2003 do not include any adjustments or reclassifications that might result from the outcome of this uncertainty.

     As of December 31, 2004, we carried accumulated losses amounting to Ps.2,267 million and negative shareholders' equity amounting to Ps.1,112 million. Due to such situation, we were under the conditions for dissolution due to the loss of our capital stock set forth in Item 5 of Section 94 of the Companies Law. However, Decree No. 1,269/02 dated July 16, 2002 had suspended the enforcement of Item 5 of Section 94 of the Companies Law until December 10, 2003 and Decree 1,293/03 dated December 23, 2003 had suspended it further until December 10, 2004. Furthermore, Decree No. 540/05 dated May 30, 2005 further extended that suspension until December 10, 2005. On December 28, 2004, the board of directors called a special shareholders' meeting on February 15, 2005, to resolve upon the partial capitalization of the loan held by TISA with us, for an amount of up to approximately Ps.2,046 million.

     On February 15, 2005 the special shareholders' meeting approved the increase of the capital stock, for an amount of up to approximately Ps.2,046 million and ratified the capital stock increase of Ps.2 million approved by the shareholders' meeting of December 16, 2004. The increase of capital stock can be subscribed with (i) the partial capitalization of the loan held by TISA with us,
(ii) the irrevocable capital contributions of TISA for future share subscriptions of Ps.2 millions or (iii) cash. In this regard, TISA gave notice to us of its intention to capitalize its loan for an amount of approximately Ps.1,785 million. As a result of this capital stock increase, we expect that we will no longer be under the conditions of Item 5 of Section 94 of the Companies Law and, consequently, with respect to this matter, we will be able to continue normal operations.

     Despite the plans for capitalization mentioned above, we are under the condition for mandatory capital stock reduction under Argentine law. According to Section 206 of Companies Law, if the accumulated losses exceed reserves plus 50% of the capital stock at any year end, a company is required to reduce its capital stock. However, Decree No. 540/05 dated May 30, 2005 further extended the enforcement of Section 206 of the Companies Law until December 10, 2005.

   Media Business

     We look to Telefonica's global media affiliate, Telefonica Contenidos, to set the business strategy for Atco and ACISA. We consider Atco and ACISA to be passive investments.

     On the basis of the financial information furnished by Atco to us as of December 31, 2004, Atco has negative shareholders' equity. Also, given that we are under no obligation to make capital contributions to Atco for the purpose of restoring the latter's negative shareholders' equity, we valued our investment in Atco as of December 31, 2004 at nil, to adjust it to its estimated recoverable value, and did not book any related liability. Additionally, as of December 31, 2004, we decided to value the investment in ACISA at nil, to adjust it to its recoverable value pursuant to information available as of such date. See Note 2.5.b to the Holding Annual Financial Statements.

   Effects on Our Results of Operations and Liquidity in Future Periods

     Although there have been macroeconomic improvements in Argentina since the second half of 2003, including a deceleration of the inflation in wholesale price index and increases in the value of the peso against the U.S. dollar, we continue to operate in a very difficult and potentially volatile environment. In particular, we expect that the combination of the following circumstances may have an effect on our results of operations in future periods:

     o the outcome of the renegotiations of Telefonica Argentina's tariffs with the Argentine government;

     o    competition;

     o how the government will regulate Telefonica Argentina's business, including tariffs; and

     o the macroeconomic situation in Argentina, including inflation, exchange rates changes and unemployment.

     In particular, our results of operations are very susceptible to changes in the peso/dollar exchange rate because Telefonica Argentina's primary assets and revenues are denominated in pesos while substantially all of Telefonica Argentina's liabilities and main capital expenditures are denominated in foreign currency. Additionally, all of our and Cointel's indebtedness is denominated in U.S. dollars.

     In addition to these circumstances, changes in Argentina may have other unforeseen consequences that could negatively impact our, Telefonica Argentina's and Cointel's results of operations and financial position. We cannot assure you that other laws that negatively affect Telefonica Argentina's operations and consequently our and Cointel's operations will not be introduced.

   Inflation Accounting

     As a result of the inflationary environment in Argentina in 2002 (there was an increase in the applicable index for restatement of financial statements (wholesale prices) of 118% in the period January through December 31, 2002) and the conditions created by the Public Emergency Law, the CPCECABA approved on March 6, 2002, Resolution MD No. 3/2002 applicable to financial statements for fiscal years or interim periods ending on or after March 31, 2002. Resolution MD No. 3/2002 required the reinstatement of inflation accounting in financial statements in accordance with the guidelines contained in Technical Resolution No. 6 with the changes incorporated by Technical Resolution No. 19 issued by the FACPCE and adopted by Resolution CD No. 262/01 of the CPCECABA, which provides that all recorded amounts be restated by changes in the general purchasing power through August 31, 1995, as well as those arising between that date and December 31, 2001 stated in currency as of December 31, 2001.

     On July 16, 2002, the Argentine government issued Decree No. 1,269/02 repealing Decree No. 316/95, instructing the CNV, among other regulatory agencies, to issue the necessary regulations for the delivery to such authorities of balance sheets or financial statements prepared in constant currency. On July 25, 2002, under Resolution No. 415/02, the CNV reinstated the requirement to submit financial statements in constant currency. However, on March 25, 2003, the National Executive Power issued Decree No. 664/03 repealing the provisions related to the inflation adjustment established by Decree No. 1,269/02 and ordering the CNV, among others, to issue any applicable regulations to ensure that no balance sheets or financial statements in constant currency are accepted. Therefore, on April 8, 2003, Resolution No. 441/03 of the CNV set forth that from March 1, 2003, the restatement of financial statements in constant currency should be discontinued.

     On December 2, 2003, under Resolution CD No. 190/03, the CPCECABA discontinued the application of the restatement for inflation into constant currency set forth in Technical Resolution No. 6 from October 1, 2003, considering that the conditions related to the application of the restatement for inflation continued until September 30, 2003.

     In accordance with the above, our financial statements as of December 31, 2004 and 2003 have been prepared recognizing the effects of variations in the purchasing power of the Argentine peso until February 28, 2003 (restated according to the changes in the Argentine wholesale price index published by INDEC) in compliance with the regulations issued by the National Executive Power and the CNV (the accumulated effect between January 1, 2003 and September 30, 2003 was a 1.4% decrease). See Note 2.2 to the Holding Annual Financial Statements.

     In addition, our financial statements for the fiscal year ended December 31, 2002, are restated to recognize the effects of the changes in the currency purchasing power for the period January 1, 2002 though February 28, 2003, based on the wholesale price index.

Critical Accounting Policies

     This operating financial review and prospects is based upon Holding Annual Financial Statements, which have been prepared in accordance with accounting principles generally accepted in Argentina except for the computation of inflation accounting through February 28, 2003, as required by the CNV. The preparation of financial statements in accordance with generally accepted accounting principles requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses for each year. Ultimate results could differ from those estimated if our estimates or assumptions do not actually occur.

     The financial statements include the effects derived from the economic and exchange regulations known as of the date of issuance of such financial statements. All the estimates made by our management have taken into account the above-mentioned effects. The effects of additional economic regulations that could be implemented by the Argentine government will be considered in the financial statements when they became known by our management.

     We believe the following represents our, Cointel's and Telefonica Argentina's most relevant accounting policies. Our accounting policies are more fully described in Notes 2.3, 2.4 and 2.5 to the Holding Annual Financial Statements. The most critical accounting policies adopted in preparing the financial statements according to Argentine GAAP relate to:

     o the recoverability of the goodwill generated by our investment in Cointel and of the goodwill recorded by Cointel, based on our management's current estimates of future cash flows. See Note 2.5.b to the Holding Annual Financial Statements;

     o the depreciable lives for each category of fixed assets. Telefonica Argentina believes that the accounting estimate related to the establishment of asset depreciable lives is a "critical accounting estimate" because: (1) it requires Telefonica Argentina's management to make estimates about technology evolution and competitive uses of assets, and (2) the impact of changes in these estimates could be material to its financial position, as well as to its results of operations. Telefonica Argentina's management estimates about technology and its future development require significant judgment because the timing and impact of technology advances are difficult to predict;

     o the evaluation of fixed assets and finite life intangibles for impairment whenever indicators of impairment exist.

     Argentine GAAP and U.S. GAAP require that the recorded value of assets be evaluated for impairment against its recoverable value which for a long-lived asset is generally defined as its economic use value.

     Under both accounting standards, if an impairment indicator for fixed assets is present, Telefonica Argentina must assess whether the carrying amount of the asset is recoverable by estimating the sum of the future cash inflows less the future cash outflows expected to be obtained from the asset, discounted and before interest charges. If the carrying amount is greater than the recoverable amount, an impairment charge must be recognized, based on the fair value of the asset. Telefonica Argentina uses the expected cash flow method in accordance with accounting principles in Argentina. We, Cointel and Telefonica Argentina believe that the accounting estimate related to asset impairment is a "critical accounting estimate" because: (1) it requires Telefonica Argentina's management to make estimates about future revenues and costs over the life of the asset; and (2) the impact of recognizing an impairment could be material to its financial position, as well as its results of operations. Telefonica Argentina management's estimates about future revenues require significant judgment because actual revenues have fluctuated in the past and may continue to do so especially due to the pending tariff renegotiation. In estimating future revenues, Telefonica Argentina mainly uses its internal business forecasts and any current information they may have regarding changes in significant variables affecting such forecasts. Telefonica Argentina develops its forecasts based on recent revenue data for existing products and services, planned timing of new products and services, estimates of tariff increases and other industry and macroeconomic factors.

     Telefonica Argentina's fixed assets have been valued based on their recoverable value on the basis of Telefonica Argentina's management best estimate of future cash flows of its telecommunications business, considering current information and future telephone service rates estimates. Telefonica Argentina has monitored the evolution of the macroeconomic variables that affect its business and, from time to time, it has adjusted its forecasts based on the latest trends. As explained in Note 4 to the Holding Annual Financial Statements, the main macroeconomic variables have shown stabilization. In the opinion of Telefonica Argentina's management based on the preparation of projections based on such trends and the consideration of operating strategies available for possible scenarios, Telefonica Argentina believes it will obtain sufficient future cash flows to recover the balances corresponding to fixed assets. Notwithstanding the foregoing, as explained in Note 4.a to the Holding Annual

Financial Statements, Telefonica Argentina will continue monitoring the situation forecasted and will assess the effect of any new future developments;

     o the creation of reserves for contingencies in Telefonica Argentina assessed as likely by Telefonica Argentina's management, based on its estimates and on the opinion of its legal counsel (see Note 4.a to the Holding Annual Financial Statements with respect to unreserved contingencies);

     o our, Cointel's and Telefonica Argentina's management assesses the recoverability of deferred tax assets on the basis of estimates. The recoverability of deferred tax assets ultimately depends on our, Cointel's and Telefonica Argentina's ability to generate sufficient taxable income during the periods in which such temporary differences are expected to become deductible or for the recovery of cumulative tax loss carryforwards. In making the assessment, our, Cointel's and Telefonica Argentina's management consider the scheduled reversal of deferred tax liabilities, projected taxable income and tax planning strategy. This assessment is carried out on the basis of a series of internal projections which are updated to reflect the expected operation trends. In accordance with the accounting principles in force, a deferred tax asset must be recognized when future deductibility is likely. Therefore, (1) considering the effects of economic and foreign exchange regulation carried out by the Argentine government in 2002, and (2) considering the statutory limitation periods applicable to tax loss carry forwards and the variables which affect the future taxable results including the related to the effect of the final outcome of the pending tariff renegotiation (see Note 4.a to the Holding Annual Financial Statements), we, Telefonica Argentina and Cointel have booked an allowance against its net balance of deferred tax assets, whose recovery depends on the generation of future taxable income;

     o the creation of allowances in Telefonica Argentina, amounting to Ps.159 million set up to cover doubtful accounts based on Telefonica Argentina's estimates regarding the terms and conditions of their future collection; and

     In addition, Telefonica Argentina's management has made certain assumptions with respect to debt obligations, tax credits and accounts receivable with all levels of the Argentine government (federal, provincial and municipal governments and governmental agencies) that they will be honored either through collection or by delivery of alternative instruments, or by set off against taxes owed or future taxes payable. Telefonica Argentina's management has valued and disclosed its holding of Patriotic Bonds considering Argentine government's bonds in comparable situation, currently in default, because its recoverability was no longer guaranteed by the suspension of the tender regime on compensation against taxes and the inclusion of that bond within the list of eligible bonds for sovereign debt restructuring. On February 23, 2005 Telefonica Argentina decided to accept the Argentine sovereign debt exchange offer mentioned above by tendering its Patriotic Bonds for newly issued discount bonds. The new bonds have a nominal face value of approximately U.S.$8 million.

New Accounting Pronouncements under U.S. GAAP

     (a) Consolidation of Variable Interest Entities

         In December 2003, the FASB issued a revision ("FIN 46R") to Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51" (the "Interpretation"). FIN 46R clarifies the application of ARB No. 51 "Consolidated Financial Statements", to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. FIN 46R requires the consolidation of those entities, known as variable interest entities ("VIEs"), by the primary beneficiary of the entity. The primary beneficiary is the entity, if any, that will absorb a majority of the entity's expected losses, receives a majority of the entity's residual returns, or both.

         Among other changes, the revisions of FIN 46R (a) clarified some requirements of the original FIN 46, which was issued in January 2003,
         (b) eased some implementation problems, and (c) added new scope exceptions. FIN 46R deferred the effective date of the Interpretation for public companies, to the end of the first reporting period ending after March 15, 2004, except that all public companies must at a minimum apply the provisions of the Interpretation to entities that were previously considered "special---purpose entities" under the FASB literature prior to the issuance of FIN 46R by the end of the first reporting period ended after December 15, 2003. We, Cointel and Telefonica Argentina do not currently have any interests that fall within the scope of FIN 46 or FIN 46R.

     (b) Accounting for Stock-Based Compensation

         In December 2004, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), "Share-Based Payments" or SFAS 123R. This statement eliminates the option to apply the intrinsic value measurement provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" to stock compensation awards issued to employees. Rather, SFAS 123R requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award-the requisite service period (usually the vesting period). SFAS 123R applies to all awards granted after the required effective date and to awards modified, repurchased, or cancelled after that date. SFAS 123R will be effective for the fiscal years ending on or after June 30, 2006. In the opinion of our and Telefonica Argentina's management, the adoption of this rule will not have an impact on its net income and shareholder's equity.

     (c) Exchanges of Nonmonetary Assets

         In December 2004, the FASB issued Statement 153 "Exchanges of nonmonetary assets", that replaces the exception from fair value measurement in APB Opinion No. 29, "Accounting for Nonmonetary Transactions", for nonmonetary exchanges of similar productive assets with a general exception from fair value measurement for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. In the opinion of our and Telefonica Argentina's management, the adoption of this rule does not have an impact on its net income and shareholders' equity.

A.   Operating Results

Comparison of Results of Operations for the Years Ended December 31, 2004, 2003 and 2002.

     All references made below to 2004, 2003 and 2002 are to our fiscal years ended December 31, 2004, 2003 and 2002. The following discussion is based on the amounts included in the Holding Annual Financial Statements (in pesos restated for inflation until February 28, 2003).

     The following discussion shows our results for the years ended December 31, 2004, 2003 and 2002. See Note 2.2 to our Holding Annual Financial Statements. For a discussion of Cointel's results of operations for the three-month fiscal year ended December 31, 2002 please see Form 6-K filed on April 14, 2003.

                                                               2004       2003       2002
                                                             ------------------------------
                                                                  (in million of pesos
                                                                  restated for inflation
                                                                  until February 28, 2003)
Equity interests in Section 33 Companies................        (134)       98      (1,280)
Other income related to equity interests
  in Section 33 Companies, net..........................          33        40          57
Administrative expenses.................................          (2)       (2)         (4)
Financial losses and gains, net.........................        (197)       81        (824)
Income tax and Tax on minimum presumed income...........           --       --          (9)
Net (loss) gain for the year............................        (300)      217      (2,060)

   Equity interests in Section 33 Companies

     Our ownership interests in related parties for the years ended December 31, 2004, 2003 and 2002 reflects: (a) our equity in the net (loss) income of Cointel for the fiscal year ended December 31, 2004, 2003 and for the twelve-month period ended December 31, 2002 (which in turn reflects Cointel's equity in Telefonica Argentina's net income for the years ended December 31, 2004, 2003 and 2002), and (b) depreciation of goodwill on investment in companies. See "--Financial Periods Covered".

     Our equity in losses/income of ownership interests in related parties decreased 30.6% to a loss of Ps.95 million in 2004 from a gain of Ps.137 million in 2003 attributable to the Telecommunications Business. Our equity in losses/income of ownership interests in related parties increased 89.0% to a gain of Ps.137 million in 2003 from a loss of Ps.1,241 million in 2002. These variations were principally due to the changes in Cointel's and Telefonica Argentina's results for the same periods. See "--Telecommunications Business".

     Depreciation of goodwill on investment in companies amounted to Ps.39 million in 2004, 2003 and 2002.

   Other income related to equity interest in Section 33 Companies, net

     We recognized income under the Telefonica Holding Advisory Agreement with a related company. Other income related to equity interest in Section 33 Companies, net decreased 17.5% to Ps.33 million in 2004 from Ps.40 million in 2003. The decrease was due to a decrease in Telefonica Argentina's operarting revenues.

     Other income related to equity interest in Section 33 Companies, net decreased 29.8% to Ps.40 million in 2003 from Ps.57 million in 2002, principally due to the variation in Telefonica Argentina's operating income before depreciation and amortization in such periods and the renegotiation of Telefonica Argentina's Management Contract in 2003. See Item 4: "Information on the Company--Management Contract".

     All of our cash flow in 2004, 2003 and 2002 was related to the Telefonica Holding Advisory Agreement.

   Administrative Expenses

     Administrative expenses include: (i) legal and auditors' fees, (ii) miscellaneous administrative expenses and (iii) tax on bank checking account transactions. Administrative expenses were Ps.2 million in 2004 and in 2003. Administrative expenses decreased 50.0% to Ps.2 million in 2003 from Ps.4 million in 2002. The decrease in administrative expenses was mainly due to a decrease in the fees for professional services in 2004 and 2003 as compared to 2002.

   Financial Losses and Gains, Net

     Our financial losses and gains net, decreased 343.2% to a loss of Ps.197 million in 2004 from a gain of Ps.81 million in 2003. The variation in 2004 as compared to 2003 was principally due to: (i) a decrease of Ps.286 million in exchange differences on liabilities because of the depreciation of the peso against the U.S. dollar, and (ii) a decrease of Ps.8 million in interest and financial charges on liabilities which amounted to Ps.166 million in 2004, as compared to Ps.174 million in 2003, mainly due to a decrease in the interest rate applied to our debt owed to TISA.

     Our financial losses and gains net, increased 109.8% to a gain of Ps.81 million in 2003 from a loss of Ps.824 million in 2002. The variation in 2003 as compared to 2002 was principally due to: (i) an increase of Ps.842 million in exchange differences on liabilities because of the appreciation of the peso against the U.S. dollar, which, net of the result from the monetary gain/loss, amounted to a gain of Ps.255 million in 2003, as compared to a loss of Ps.587 million in 2002, and (ii) a decrease of Ps.32 million in the interest and financial charges on liabilities which amounted to Ps.174 million in 2003, as compared to Ps.206 million in 2002.

   Income Tax and Tax on Minimum presumed income.

     Our Income Tax and Tax on Minimum presumed income was nil in both 2004 and 2003.

     Our Income Tax and Tax on Minimum presumed income decreased 100% to nil in 2003 from Ps.9 million in 2002. The variation was principally due to the tax on minimum presumed income charge of Ps.9 million in 2002, mainly corresponding to amounts that had been estimated as recoverable by us and therefore capitalized in previous fiscal years, but were not actually recoverable under Argentina GAAP in 2002.

   Net (Loss) Gain for the year

     As a result of the factors discussed above, our net (loss) gain amounted to a loss of Ps.300 from a gain of Ps.217 million in 2003, representing a decrease of 238.2%. Our net (loss) gain amounted to a gain of Ps.217 million in 2003 from a loss of Ps.2,060 million in 2002, representing a decrease of 110.5%.

Telecommunications Business

     The following discusses both, Cointel and Telefonica Argentina as Cointel's consolidated financial information. Cointel changed its fiscal year end on December 31, 2002. As a result, we discuss the results of operations for the fiscal years ended December 31, 2004, 2003 and September 30, 2002.

Comparison of Cointel's Consolidated Results of Operations for the Fiscal Years Ended December 31, 2004, 2003 and September 30, 2002.

   General Considerations

     All references made below to 2004, 2003 and 2002 are to Cointel's consolidated fiscal years ended December 31, 2004, 2003 and September 30, 2002. The following discussion is based on the amounts included in the Cointel Consolidated Annual Financial Statements (in pesos restated for inflation until February 28, 2003).

     Moreover, references to "real terms" or "constant terms" are to amounts restated for inflation as described in Item 3: "Key Information--Selected Financial Data", while references to "current terms" refer to historical amounts, not restated for inflation.

   Net Revenues

     Cointel's total consolidated net revenues increased by 10.8% or Ps.297 million to Ps.3,047 million in 2004 from Ps.2,750 million in 2003. The increase in revenues in 2004 was principally due to an increase in the consumption of miscellaneous services and an increase in the average lines in service.

      Net revenues decreased by 29% or Ps.1,109 million in 2003 from Ps.3,859 million in 2002. Cointel's consolidated net revenues were affected by the pesification and freezing of Telefonica Argentina's tariffs. Inflationary conditions in Argentina, the pesification and lack of indexation of public services rates as described in Item 3: "Key Information Risk Factors--Risks Relating to the Recent Economic Crisis in Argentina--The devaluation of Argentine peso, the pesification and freezing of Telefonica Argentina's tariffs and the macroeconomic conditions prevailing in Argentina", have had, and may continue to have, a material adverse effect on our, Cointel's and Telefonica Argentina's results of operations and financial condition.

     Operating revenues presented by category of services in this Annual Report are derived from Telefonica Argentina's accounting records, certain reports from Telefonica Argentina's billing systems and certain estimates made by our management. This breakdown is not included in Cointel's Consolidated Annual Financial Statements.

     The following table shows Cointel's consolidated operating revenues, in millions of pesos restated for inflation until February 28, 2003, by category of services for the fiscal years ended December 31, 2004, 2003 and September 30, 2002, net of any intercompany transactions.


                                      December 31,   December 31,  September 30,
                                          2004          2003          2002
                                      ------------------------------------------
                                          (in millions of pesos restated for
                                           inflation until February 28, 2003)
Basic Telephone Service
   Measured service..................       857           807         1,171
   Monthly basic charges(1)..........       719           666         1,041
Special services.....................       459           380           479
Installation charges.................        45            32            61
Public phones........................       188           180           283

                                      December 31,   December 31,  September 30,
                                          2004          2003          2002
                                      ------------------------------------------
                                          (in millions of pesos restated for
                                           inflation until February 28, 2003)
Access charges.......................       388           323           365
International long-distance service..       108           105           146
Direct Lines.........................        84            83           123
Publishing of telephone directories..        73            64            59
Other................................       126           110           131
                                      ------------------------------------------
Total................................     3,047         2,750         3,859
                                      ==========================================
----------
(1) Includes basic charges and charges for supplemental services.

   Basic Telephone Service

     Measured Service

     Measured service includes revenues that are collected from the traffic consisting of local and domestic long-distance calls made by Telefonica Argentina's customers to other of its customers over its network. Measured service also includes revenues that are collected from local and long-distance calls made by its customers to customers of other operators that are routed over its network as well as through other operators' networks. In the case of the latter, Telefonica Argentina invoices and receives revenues for the termination of those calls (included in Access charges, revenues), and pays to the other operators the cost of using their network. See below, "--Cost of Services Provided, Administrative and Selling Expenses" and "--Fees and Payments for Services".

     Measured service increased by Ps.50 million or 6.2% to Ps.857 million in 2004 from Ps.807 million in 2003. The increase was mainly due to a 6.6% increase in the total average number of billable lines and an approximate 2.3% increase in the average local and domestic long distance consumption by line. These increases were partially offset by an approximate 30% increase in the commercial discounts granted in 2004 compared to those granted in 2003.

     Measured service decreased by 31.1% to Ps.807 million in 2003 from Ps.1,171 million in 2002. This decrease was principally due to a decrease in rates measured in real terms of approximately 36.5% as a result of applying the same rate per telephone pulse of Ps.0.0469 in each year in the inflationary context previously described, partially offset by: (1) a decrease of approximately 0.22% in the total average number of billable lines, (2) a decrease in commercial discounts in 2003 compared to 2002, and (3) a 6.4% increase in average local and national long-distance consumption per line.

     Monthly Basic Charges

     Monthly basic charges, which include the monthly basic charges of measured service lines and prepaid lines, increased by 7.9% to Ps.719 million in 2004 from Ps.666 million in 2003. In 2004, the variation was mainly due to (1) an increase in the average number of billable lines, which generated approximately Ps.10 million in revenues, (2) an increase of Ps.16 million in revenues from supplementary services, mainly due to an increase in lines in service of approximately 11%, and (3) a reduction in the average number of lines out of service as compared to last year which generated an increase in the monthly basic service charge.

     Monthly basic charges decreased 36.0% to Ps.666 million in 2003 from Ps.1,041 million in 2002. The decrease was mainly due to the rate reduction in real terms (net of discounts) of about 36.5% as a result of the application in 2003 of the same rate applied in 2002.

   Special Services

     Special services include:

     o supplementary services (for example, call waiting and call forwarding) provided through digital switches and telephones;

     o special services for companies (for example, digital links between customers and digital trunk access);

     o    internet access including ADSL;

     o other services such as calling cards, toll-free calling, voice messaging and collect calling; and

     o    prepaid cards.

     Special services increased by Ps.79 million or 20.8% to Ps.459 million in 2004 from Ps.380 million in 2003. The variation in 2004 was mainly due to increases of: (1) Ps.63 million in subscriptions billed due to an 82% rise in the number of ADSL (broadband) users; (2) Ps.4 million in prepaid cards; (3) Ps.4 million in services provided to suppliers of audiotext and toll-free calls; and (4) approximately Ps.10 million in the services provided to other suppliers.

     Special services decreased 20.4% to Ps.380 million in 2003 from Ps.479 million in 2002. The variation in 2003 was mainly attributable to the effect of inflation of 36.5%, partially offset by an increase of Ps.7 million in Digital Trunk Access services, an increase of Ps.27 million in prepaid cards, and an increase of Ps.13 million in internet access and traffic in current terms, mainly due to higher consumption.

   Installation Charges

     Revenues from installation charges, which consist primarily of fees for installation of new phone lines, increased 40.6% to Ps.45 million in 2004 from Ps.32 million in 2003. In 2004, the variation was due to: (1) a 38% increase in line installations, partially offset by a drop in the average price per installation, (2) a 2% increase in public telephone installations; and (3) a 286% increase in ADSL installations.

     Revenues from installation charges decreased 47.5% to Ps.32 million in 2003 from Ps.61 million in 2002. In 2003, the change was mainly due to a decrease in prices in real terms, partially offset by an increase in line connections.

   Public Phones

     Revenues from public phones increased by Ps.8 million or 4.4% to Ps.188 million in 2004 from Ps.180 million in 2003. In 2004, the variation was due to a 9.4% increase in the average number of lines for public telephony service, principally due to an increase in the number of third-party owned phone booths, partially offset by a decrease in the average traffic per public phone line.

     Revenues for public phones decreased by 36.3% to Ps.180 million in 2003 from Ps.283 million in 2002. In 2003, the decrease was mainly due to a drop in prices in real terms of about 36.5% slightly offset by a 2.6% increase in the average number of lines of public telephony service and a 1.8% increase in the average consumption by line.

   Access Charges

     Telefonica Argentina invoices and collects income resulting from call termination of other operators' originating calls through its network, and pays other operators the cost of using their networks for calls that Telefonica Argentina originates. Revenues resulting from network access (interconnection) increased by 20.1% to Ps.388 million in 2004 from Ps.323 million in 2003. In 2004, the variation mainly results from a 27% increase in interconnection traffic, in particular with mobile telephone companies, partially offset by the recognition of income in 2003 relating to pricing agreements executed with the operators.

     Revenues resulting from network access (interconnection) decreased 11.5% to Ps.323 million in 2003 from Ps.365 million in 2002. The decline in 2003 was due to an average increase in interconnection consumption of approximately 6% and the renegotiation of prices with other operators, offset by a decrease in charges of approximately 11 % in real terms. Revenues for 2003 includes Ps.51 million of non-recurrent amounts relating to price renegotiation with other operators.

   International Long-Distance Service

     Operating revenues from international long-distance service depend on the volume of traffic, the rates charged to Telefonica Argentina's customers, charges to the other Argentine telecommunications providers that place international calls through Telefonica Argentina's international network, and the agreed rates charged among foreign telecommunications carriers and correspondents. Payments between carriers are usually made on a net settlement basis. The contribution of net settlements from foreign telecommunications carriers to Telefonica Argentina's total revenues from international services amounted to losses of approximately Ps.28 million, Ps.26 million and Ps.33 million for fiscal years ended December 31, 2004, 2003 and 2002, respectively.

     International long-distance service revenues increased by Ps.3 million or 2.9% to Ps.108 million in 2004 from Ps.105 million in 2003. In 2004, the variation was mainly due to increases of approximately 7% in customers' outgoing traffic and an approximately 20% increase in incoming traffic from international carriers. These effects were partially offset by a 7% and 6% decrease in the price to customers and foreign carriers' average prices, respectively.

     International long-distance service revenues decreased by 28% to Ps.105 million in 2003 from Ps.146 million in 2002. In 2003 the change was mainly due to: (1) an 0.1% increase in customer outgoing tariffs in pesos in real terms mainly because of a decrease in discounts, (2) an 0.4% increase in the incoming traffic liquidated with other international carriers and (3) a decrease in the outgoing traffic liquidated with other international carriers of approximately 5.5%. All of these effects were partially offset by a 16.1% decrease in customers' outgoing traffic.

   Direct Lines

     Revenues from direct lines increased by Ps.1 million or 1.2% to Ps.84 million in 2004 from Ps.83 million in 2003. In 2004, the increase was mainly due to an increase in average prices which depend on the transmission capacity and the distance of lines, offset by a 3.1% decrease in the number of direct digital lines in service.

     Revenues from direct lines decreased 32.5% to Ps.83 million in 2003 from Ps.123 million in 2002. In 2003, the decline was due to the 36.5% price drop in real terms and a reduction of charges of 36% in current terms, and a decrease in digital lines of approximately 11%.

   Publishing of Telephone Directories

     Revenues from the publishing of telephone directories, which Telefonica Argentina conducts through its wholly owned subsidiary, Telinver, increased by 14.1% to Ps.73 million in 2004 from Ps.64 million in 2003. In 2004, the variation was mainly due to an increase in advertising sales.

     Revenues from the publishing of telephone directories increased by 1% to Ps.64 million in 2003 from Ps.59 million in 2002. In 2003 the variation was mainly due to a drop in the publishing prices in real terms, partially offset by an increase in average amounts paid by advertisers.

   Other Revenues

     Other revenues increased by Ps.16 million or 14.5% to Ps.126 million in 2004 from Ps.110 million in 2003 and decreased by 6% from Ps.131 million in 2002. In 2004, the variation was primarily due to an increase of approximately Ps.10 million in computer assistance services and invoicing and collections services, and Ps.5 million from other services.

     Other revenues decreased by 6% to Ps.110 million in 2003 from Ps.131 million in 2002. In 2003, the decline was mainly due to the price drop in real terms and a 13% decrease in the sale of fixed terminals and other telephone equipment. This decrease was partially offset by a 25% increase in invoicing services and collections, network capacity and other services.

   Cost of Services Provided, Administrative and Selling Expenses

     Cost of services provided, administrative, selling expenses, depreciation and amortization decreased by 1.9% to Ps.2,461 million in 2004 from Ps.2,508 million in 2003 and decreased by 33.2% in 2003 from Ps.3,753 million in 2002. Costs of services provided, administrative and selling expenses, excluding depreciation and amortization of Ps.1,135 million in 2004, Ps.1,293 million in 2003 and Ps.1,435 in 2002, amounted to Ps.1,326 million in 2004, Ps.1,215 million in 2003 and Ps.2,318 million 2002, representing an increase of 9.1% in 2004 and a decrease of 42.8% in 2003. In 2002, Telefonica Argentina made a concerted effort to reduce its expenses in line with its reduced revenues.

     The following table shows the breakdown of expenses for Cointel's fiscal years ended December 31, 2004, 2003 and September 30, 2002, net of intercompany transactions. The amounts as of December 31, 2004, 2003 and September 30, 2002 have been restated for inflation until February 28, 2003.

                                                           Fiscal Year      Fiscal Year      Fiscal Year
                                                              Ended            Ended            Ended
                                                           December 31,     December 31,     September 30,
                                                               2004             2003             2002
                                                           -----------------------------------------------
                                                                 (in millions of pesos restated for
                                                                  inflation until February 28, 2003)
Salaries and social security taxes......................        409              359              547
Depreciation of fixed assets and intangible assets(1)...      1,135            1,293            1,435
Fees and payments for services..........................        590              509              754
Material consumption and other expenses.................         71               58              104
Management fee..........................................         68               86              147
Allowance for doubtful accounts.........................        (40)             (13)             472
Sales cost..............................................         24               26               21
Other...................................................        204              190              273
                                                           -----------------------------------------------
Total...................................................      2,461            2,508            3,753
                                                           ===============================================

----------
(1) Excluding the portion corresponding to financial expenses and not including goodwill amortization.

     Salaries and Social Security Taxes

     The principal components of Telefonica Argentina's labor costs were basic wages, overtime and fringe benefits. Telefonica Argentina also incurred certain other related costs, including contributions made to the national pension plan, health plans, family allowances and additional pension contributions and life insurance premiums for employees covered by collective bargaining agreements. Most of these contributions are mandated by law.

     Salaries and social security taxes increased by 13.9% or Ps.50 million to Ps.409 million in 2004 from Ps.359 million in 2003. The variation was mainly due to salary increases granted by Telefonica Argentina to both unionized and non-unionized employees, both those included and not included in the collective bargaining agreement, and additional non-wage allowances granted in 2004 to unionized employees, including the effect of the agreements between Telefonica Argentina and the unions, which represent the employees governed by collective bargaining agreements, that took place in December 2004, slightly offset by a decrease in Telefonica Argentina's average headcount to 8,747 in 2004 from 8,867 in 2003.

     The productivity index measured as lines in service per employee increased by 3.5% to 494.3 in 2004 from 477.2 in 2003.

     Salaries and social security taxes decreased by 34.4% to Ps.359 million in 2003 from Ps.547 million in 2002. The decrease in 2003 was mainly due to a drop in salaries in real terms. In current terms, salaries and social security taxes increased Ps.22 million, or 6.7%, to Ps.348 million in 2003 from 326 in 2002. The increase in 2003 in current terms was mainly due to salary raises and non-remuneratory payments made to the employees. These increases were slightly offset by a decrease in Telefonica Argentina's average headcount, to 8,867 in 2003 from 9,419 in 2002.

     Depreciation and Amortization of Assets

     Total depreciation and amortization (excluding the portion corresponding to financial expenses) decreased by 12.2% to Ps.1,135 million in 2004 from Ps.1,293 in 2003. There was no material change in depreciation and amortization in real terms because of the effect of the restatement of Telefonica Argentina's assets for inflation until February 28, 2003. In 2004, the decrease was mainly due to the assets that were no longer depreciated in 2004 because of the end of their useful lives, mainly transmission, switching and radio equipment, partially offset by the depreciation of investments in fixed assets applied during 2004.

     Total depreciation and amortization (excluding the portion corresponding to financial expenses) decreased by 9.9% to Ps.1,293 in 2003 from Ps.1,435 million in 2002. The decrease in 2003 was mainly due to assets that were no longer depreciated during the years compared including software and licenses, partly offset by the depreciation generated by investments as a consequence of increased activity during the second half of 2003.

     Fees and Payments for Services

     Fees and payments for services increased by 15.9% or Ps.81 million, to Ps.590 million in 2004 from Ps.509 million in 2003.

     In 2004, the variation was mainly due to increases in:

     o fees for technical services and information technology of Ps.7 million mainly due to the increase in the hired capacity with service suppliers;

     o commissions on points of sales outsourced of Ps.10 million mainly due to an increase in Telefonica Argentina's activity;

     o temporary personnel expenses of Ps.12 million, mainly due to an increase in the number of temporary employees hired and salary increases required by law;

     o charges for interconnection with other operators of Ps.11 million, due to a result of renegotiation of contracts, which as of June 2003 were still underway, and an increase in consumption during 2004;

     o security, communication and traveling expenses in an amount of Ps.5 million;

     o network maintenance expenses of Ps.16 million, mainly due to an increase in charges for repairs as a consequence of cable theft, an increase in preventive maintenance and an increase in hired supplier's prices charged by service providers;

     o advertising expenses in an amount of Ps.28 million due to an increase in mass media advertisement and telemarketing campaigns and an increase in the average cost of advertising.

     These increases were partially offset by a reduction in:

     o property, plant and equipment maintenance and refurbishment expenses of Ps.5 million, mainly due to the completion of the refurbishment works at the new Telefonica Argentina headquarters in 2003, and;

     o    consulting expenses in an amount of Ps.3 million.

     Fees and payments for services decreased by 32.5% to Ps.509 million in 2003 from Ps.754 million in 2002. In 2003 the change was mainly due to the effect of inflation in real terms of approximately 36.5%. In current terms there was an increase in Ps.41 million, or 9%, to 502 million in 2003 from Ps.461 in 2002 in Telefonica Argentina. The increase in 2003 in current amounts was due to:

     o increase in fees for technical services, information technology and advice and consulting services of Ps.17 million due to the renegotiation of prices and the services provided pursuant to service agreements;

     o increase in interconnection charges with other operators of Ps.9 million as a consequence of the renegotiations of prices and increases in consumption, including Ps.15 million relating to non-recurrent expenses;

     o increase in advertising charges of Ps.8 million for mass media advertising and telemarketing campaigns;

     o increase of Ps.14 million in building maintenance costs, principally moving and refurbishment expenses, including the transfer of Telefonica Argentina's corporate headquarters to the current address; and

     o increase in security services, communication charges and traveling expenses Ps.3 million.

     These increases were partially offset by a reduction in:

     o network maintenance of Ps.4 million due a decrease in cable theft that had a material impact in 2002;

     o access charges in the Northern Region of Ps.2 million due to a lower presence of Telefonica Argentina in the Northern Region; and

     o    sales commissions of Ps.2 million.

     Material Consumption and Other Expenses

     Costs for material consumption and other expenses increased by 22.4% to Ps.71 million in 2004 from Ps.58 million in 2003. In 2004, the variation was mainly due to an increase in the maintenance work carried out in Telefonica Argentina's external plant resulting from an increase in the average number of lines in service (approximately 3.83% for lines in services and 172% for ADSL connections).

     Costs for material consumption and other expenses decreased by 44.2% or Ps.46 million to Ps.58 million in 2003 from Ps.104 million in 2002. The variation in 2003 was mainly due to the effect of the inflation.

     Management Fee

     Management fees decreased by 20.9% to Ps.68 million in 2004 from Ps.86 million in 2003. In 2004, the variation was mainly due to a decrease in the percentage applicable rate to determine the obligation (from 9% of gross margin to 4%) since May 2003, partially offset by an increase of approximately 5% in the income considered for the calculation of the management fee. See Item 4:
"Information on the Company--Business Overview--Management Fee."

     Management fees decreased by 41.5% to Ps.86 million in 2003 from Ps.147 million in 2002. The decrease was mainly due to the decrease of the percentage used to determine the obligation, from 9% to 4% since May 2003, and a decrease in the operating income before Telefonica Argentina's amortization and depreciation of Ps.1,536 in 2003 from Ps.1,544 in 2002.

     Allowance for Doubtful Accounts

     In 2004, the change in the charge of income for the allowance for doubtful accounts can be summarized as follows:

     o in 2004 the allowance for doubtful accounts was of Ps.65 million, compared to Ps.66 million in 2003, representing an decrease of Ps.1 million; and

     o a total recovery because of collection of past-due customers in 2004 of Ps.105 million that includes Ps.20 million of collections of customers that we had charged to doubful accounts on December 31, 2003, compared to Ps.79 million in 2003, representing an increase of Ps.26 million.

     These variations resulted from the improved paying capacity of customers as a result of the recovery of the macroeconomic environment in Argentina and the new recoverability plans implemented by Telefonica Argentina.

     The effect in 2003 could be summarized as follows: charges for the allowance for uncollectible receivables amounted to Ps.66 million, representing a 86% decrease as compared to Ps.472 million in 2002. In addition, a total recovery of Ps.79 million was recorded in 2003 from collection of balances from debtors in arrears.

     Sales Cost

     Sales costs decreased by 7.7% to Ps.24 million in 2004 from Ps.26 million in 2003. The main cause for this variation was that the charge to expenses for cost of sale of equipment, telephone accessories and other supplies decreased Ps.3 million, to Ps.14 million in 2004 from Ps.17 million in 2003. This variation was due to the lower number of ADSL modems sold, since they are provided on a gratuitous loan contract basis since June 2004.

     Sales costs increased by 23.8% to Ps.26 million from Ps.21 million in 2002. In 2003, the variation was due to the effect of the inflation adjustment on charges in constant currency.

     Other

     The charge to income of other operating costs increased by 7.4% to Ps.204 million in 2004 from Ps.190 million in 2003. In 2004, the variation was mainly due to an increase in: (i) the tax on bank and checking account transactions, municipal taxes and other taxes in an aggregate amount of Ps.16 million, resulting mainly from an increase in bank transactions and an increase in Telefonica Argentina's revenues (taxable base of certain rates); and (ii) transportation expenses of Ps.4 million. This increase was partially offset by a Ps.9 million decrease in lease charges as a result of the relocation to the new Telefonica Argentina headquarters and the expiration of the leases of vehicles.

     The charge to income of other operating costs decreased by 30.4% to Ps.190 million in 2003 from Ps.273 million in 2002. In 2003, the variation was due to the decrease in costs in real terms of approximately 36.5%, caused mainly by a decrease in leases related to the transfer of the corporate headquarters to the new Telefonica Argentina's building, offset by an increase in taxes due to the higher activity, an increase in costs of transportation and increased cost of insurance.

     Other Expenses, Net

     Other expenses, net increased 93% to Ps.137 million in 2004 from Ps.71 million in 2003. The variation was mainly due to an increase in the reserve for contingencies as a result of developments during 2004 of pending actions against us, partially offset by a reduction in employee termination charges.

     Other expenses, net decreased 53.6% to Ps.71 million in 2003 from Ps.154 million in 2002. In 2003, in current terms, the variation was Ps.37 million, from Ps.104 million in 2002 to Ps.67 million in 2003. The change in current terms mainly resulted from a reduction in contingency charges, a decrease in fixed assets retirement and in employee termination charges.

   Financial Gains and Losses

     In 2004 and 2003 interest capitalized totaled Ps.8 million in each fiscal year. In 2004, net financial gains and losses amounted to a loss of Ps.618 million compared to a gain of Ps.274 million in 2003, a change in such charges of Ps.892 million. This change was mainly due to a decrease of Ps.1,006 million in net exchange differences on liabilities resulting from the depreciation of the peso against the U.S. dollar, which amounted to loss of Ps.88 million in 2004, as compared to a gain of Ps.918 million in 2003. In addition, interest and financial charges decreased by Ps.74 million to a loss of Ps.511 million in 2004 from a loss of Ps.585 million in 2003, mainly due to a decrease in the average exchange rate in that year, a decrease in financial payables and a decrease in the interest rate applied to the Cointel's and Telefonica Argentina's debt owed to TISA, partially offset by a decrease in the interest rate applied to Telefonica Argentina's accounts of customers in arrears.

     In 2003 interest capitalized totaled Ps.8 million, as compared to Ps.40 million in 2002, net of the effect of inflation. In 2003, net financial gains and losses increased Ps.4,344 million to a gain of Ps.274 million in 2003 from a loss of Ps.4,070 millions in 2002. This change was mainly due to an increase of Ps 4,336 in net exchange differences on liabilities resulting from the appreciation of the peso against the U.S. dollar, which amounted to a gain of Ps.918 million in 2003, as compared to a loss of Ps 3,418 million in 2002. In addition, net interest and financial charges increased by Ps.82 million to a loss of Ps.585 million in 2003 from a loss of Ps.503 million in 2002, mainly due to an increase in the amount of interest rates.

   Income tax and Tax on minimum presumed income

     Income tax and Tax on minimum presumed income charges amounted to a gain of Ps.5 million in 2004 and nil in 2003. In 2004, the variation was not material.

     Income tax and Tax on minimum presumed income charges amounted to nil in 2003 from a loss of Ps.120 million in 2002. The 2002 charge was mainly due to reversal of the deferred tax liabilities of Telefonica Argentina in the beginning of 2002 as a consequence of the principal effects of the devaluation on the calculation of the deferred tax income.

   Net/(Loss) Income

     Cointel had a net loss of Ps.184 million in 2004 compared to a net income of Ps.277 million, representing a 166.4% decrease. Cointel had a net income of Ps.277 in 2003 compared to a net loss Ps.2,955 million in 2002, representing a 109.4% increase. These variations were mainly due to the factors discussed above.

Taxes

   Income Tax

     Law No. 25,784, in effect for fiscal years current as of October 22, 2003, modifies aspects related to transfer pricing, accrual of expenses by companies residing in Argentina that benefit related companies residing abroad, "thin capitalization" rules and aspects related to payments of interests to foreign beneficiaries.

     Decree No. 916/04 regulated Law No. 25,784 in the aspects related to transfer prices in international transactions and the rules on exiguous capitalization. Concerning the latter, the new regulations establish that interest paid to related companies will be treated as dividends in the proportion in which the liabilities from financial transactions or other transactions assimilated with those entities is two times higher than the net shareholders' equity as shown in Telefonica Argentina's balance sheet for commercial purposes. The regulations define debts with related companies that are subject to the above mentioned treatment, including the cases in which the creditor is resident of countries that have executed agreements with the Republic of Argentina to avoid international double taxation.

   Value Added Tax

     Law No. 25,865, published in the Official Bulletin on January 19, 2004, amended the regulations applicable to Value Added Tax and the Simplified Scheme for Small Taxpayers (Monotributo), which introduces, among other the following amendments: a) the category known as "unregistered liable parties" for VAT purposes to be eliminated; and b) invoicing of the tax increase in the billing of telecommunication services to persons under the Simplified Scheme to be eliminated.

     Pursuant to Decree No. 806/04, this law shall come into force on July 1, 2004. The Administracion Federal de Ingresos Publicos (Federal Public Revenue Administration) regulated the above mentioned rules and the re-registration of taxpayers under General Resolutions No. 1,695, 1,697 and 1,699.

     Under General Resolution No. 1,730, the AFIP reduced, with respect to transactions closed as from September 16, 2004, the withholding rates applicable under General Resolution No. 3337 of the Direccion General Impositiva (Internal Tax Revenue Office) from 5% to 3% and from 2.5% to 1.5%, and increased from Ps.426 to Ps.710 and from Ps.852 to Ps.1,420, respectively, the minimum amount for applying the withholding rate.

   Social Security Contributions

     Decree No. 491/04 published in the Official Bulletin on April 22, 2004 ordered a gradual increase in the maximum computable compensation for purposes of determining social security contributions, increasing it to Ps.6,000 with respect to contributions accrued until September 30, 2004; to Ps.8,000 from October 1, 2004 to March 31, 2005; to Ps.10,000 from April 1, 2005 to September 30, 2005, and the elimination of such ceiling as from October 1, 2005.

   Royalties to be Paid to Municipalities for Public Space Occupancy

     In May 2004 the lower house of the National Congress passed a bill to modify Section 39 of the National Telecommunications Law No. 19,798 suppressing the exemption of any charges that may be imposed on the differential use of the ground, underground and air space in the national, provincial or municipal public utility for the set-up of telecommunications facilities and networks.

     This proposed legislation is now to be debated by the senate. Should such bill become a law, the municipalities and the City of Buenos Aires would be empowered, as soon as the law is enacted, to impose royalties on such use, in accordance with the provisions of any applicable tax and tariff ordinances.

     Telefonica Argentina considers that if such were the case, such taxes shall be transferable to the rates for telephony service in accordance with the tax stability rules in force in the current regulatory regime.

Results of Operations in Accordance with U.S. GAAP

     Under U.S. GAAP we are reporting two segments: Holding and Basic Telephone Service.

     The main differences between net (loss) income calculated in accordance with U.S. GAAP and with Argentine GAAP are described in Note 11 to the Holding Annual Financial Statements. Net (loss) income before extraordinary losses calculated in accordance with U.S. GAAP amounts to a loss of Ps.23 million for the fiscal year ended December 31, 2004, an income of Ps.456 million for the fiscal year ended December 31, 2003 and a loss of Ps.2,432 million in December 31, 2002.

     U.S. GAAP adjustments to net (loss) income mainly relate to the following:

     Net (loss) income under U.S. GAAP for 2004 was affected by: (a) the reversal of inflation restatement and monetary results on us and our affiliated companies (see Note 11.b.1 to the Holding Annual Financial Statements) of Ps.220 million, (b) the adjustments on income of U.S. GAAP's goodwill depreciation charge related to the investment in controlled companies representing an income of Ps.18 million, and (c) the U.S. GAAP adjustments on the ownership interest in related parties (Cointel) amounting to Ps.39 million.

     Net (loss) income under U.S. GAAP for 2003 was affected by: (a) the reversal of inflation restatement and monetary results on us and our affiliated companies (see Note 11.b.1 to the Holding Annual Financial Statements) of Ps.222 million and (b) the adjustments on income of U.S. GAAP's goodwill depreciation charge related to the investment in controlled companies representing an income of Ps.18 million. These effects were compensated by the U.S. GAAP adjustments on the ownership interest in related parties (Cointel) amounting to Ps.1 million.

     As a consequence of the voluntary capital stock reduction mentioned in Note
7.2 to the Holding Annual Financial Statements and the acquisition by Telefonica (and subsequent transfer to TISA), as of December 31, 2001, our principal shareholder was TISA, which owned 99.96% of our capital stock. Under US GAAP, and as substantially all of our common stock was acquired by Telefonica, the purchase price was "pushed down" to the Holding Annual Financial Statements. Push down accounting is not a generally accepted accounting principle under Argentine GAAP. As a result of Telefonica's acquisition of the 80.9% equity interest in us, which purchase price substantially amounted Ps.2.2 billion, and the voluntary capital stock reduction, we booked an adjustment of Ps.1.6 billion substantially corresponding to goodwill.

   Media Business

     We look to Telefonica's global media affiliate, Telefonica Contenidos, to set the business strategy for Atco and ACISA. We consider our interests in Atco and ACISA to be passive investments.

     On the basis of financial information furnished by Atco to us as of December 31, 2004, Atco presents negative shareholders' equity. Also, given that we are under no obligation to make capital contributions to Atco for the purpose of restoring the latter's negative shareholders' equity, we valued our investment in Atco as of December 31, 2004 at nil, to adjust it to its estimated recoverable value, and did not book any related liability. Additionally, as of December 31, 2004, we valued our investment in ACISA at nil. See Note 2.5.b to the Holding Annual Financial Statements.

B.   Liquidity and Capital Resources.

     As of December 31, 2004, our total liabilities amounted to Ps.1,925 million, which consist of Ps.23 million in Negotiable Obligations (including interests accrued as of that date), Ps.1,896 million of payables to Section 33 Companies and Ps.6 million in tax liabilities, other payables and short-term accounts payable.

     Historically, we have funded our financing requirements principally through cash dividends from Cointel, other income relating to Section 33 Companies, proceeds from disposing of our ownership interests and other assets, and different kind of borrowings.

     Our principal source of cash has traditionally been dividends paid to us by Cointel, which paid to its shareholders an aggregate of Ps.1,452 million (at historical values) in cash and in-kind dividends from January 1, 1994 through December 31, 2001. Cointel did not pay dividends during the years ended December 31, 2004, 2003 and 2002. Cointel's principal source of cash revenues is the cash dividends paid to it by Telefonica Argentina. Telefonica Argentina paid Cointel an aggregate of Ps.1,190 million (at historical values) in cash dividends from January 1, 1994 through December 31, 2001. Telefonica Argentina did not pay dividends during the years ended December 31, 2004, 2003 and 2002.

     In 1997 we began receiving income under the agreement with TESA Arg. mentioned in Note 5.c.(i) to the Holding Annual Financial Statements. During 2004 and 2003, we collected Ps.42 million and Ps.52 million, respectively.

     We use our funds mainly to pay interest on our financial debt and Negotiable Obligations. During 2004, 2003 and 2002, we did not pay dividends.

     On February 12, 2001, we received a loan from TISA in the amount of U.S.$530.1 million, which accrued interest at LIBOR plus a 2.25% per annum (the "differential") for a term of one month, renewable automatically on a monthly basis unless the parties notify in writing, at least three days before due date, that they do not intend to renew the agreement. TISA is entitled to modify the differential provided it notifies us of this decision at least three business days before the end of each interest period. The funds disbursed by TISA were used to partially repurchase our Negotiable Obligations (see Note 9 to the Holding Annual Financial Statements). Subsequently, on February 14, 2001, we made an early partial repayment to TISA of this loan for an amount of U.S.$37.9 million.

     On June 24, 2004, we and TISA entered into an amendment to the loan agreement whereby they agreed that principal will mature semiannually and that interest capitalization will continue being monthly, setting the differential for the first interest period in 9% nominal per annum. Additionally, on July 26, 2004, we and TISA agreed that differential for the second interest period would be 5.5% nominal per annum, which it has remained unchanged for the following periods. On December 27, 2004 the loan agreement was amended and it was agreed that capitalization of interest will be made on a six-month basis. As of December 31, 2004 the outstanding principal related to TISA's loan, after the interest capitalization mentioned above, amounted to U.S.$629 million (equivalent to Ps.1,872 million as of December 31, 2004). As of December 31, 2004 the accrued non capitalized interests were U.S.$0.6 million (equivalent to Ps.2 million as of December 31, 2004). In connection with the above mentioned loan, we have assumed certain commitments, mainly involving limitations on the sale of assets, limitations on liens of certain assets, limitations on us or any of our affiliates becoming a party in merger or spin-off operations, with certain exceptions. In addition, the loan shall forthwith become due and payable: (1) upon our default on any of the commitments assumed under the loan agreement, (2) in the event of any change in our controlling shareholder, (3) if we or our affiliates are unable to comply with our respective obligations, (4) changes in our main business activity, (5) if any of our affiliates loses the government licenses obtained, and (6) if there are changes in our equity, economic and financial situation that due to their adverse nature may affect our ability to comply with the obligations assumed in the agreement or if there are restrictions that may limit our ability to repay its debts. On July 26, 2004, the loan agreement was modified by eliminating the clause that stipulated its early termination in case of restrictions that could limit our capacity to make payments to TISA under the agreement.

     Additionally, during the January-March 2002 quarter, we received loans from Telefonica Argentina for U.S.$5.8 million (the "Dollar Loans"). On April 26, 2002, we entered into an assignment agreement with Telefonica Argentina and TISA pursuant to which Telefonica Argentina assigned to TISA the Dollar Loans in the amount of U.S.$5.8 million, which includes principal amount and accrued interest as of April 26, 2002. The terms of such loan are similar to those of the loan mentioned in the previous paragraph. As of December 31, 2004, the book value of such loan amount to U.S.$7 million (equivalent to Ps.22 million as of December 31, 2004), corresponding to principal amount plus accrued interests as of that date.

     In relation to the loans mentioned above, TISA has advised us that until July 1, 2006 it shall not consider that an acceleration event has been verified under the agreements with TISA. Additionally, some of the loan agreements in effect include acceleration events in case certain judicial or extra-judicial proceedings are filed for amounts in excess of certain net equity percentages of us or a relevant affiliate of ours. We obtained a waiver in connection with those proceedings as of the date of issuance of the accompanying financial statements, covering until July 1, 2006.

     As of December 31, 2004, our current assets were lower than our current liabilities of an amount of Ps.1,876 million, the latter including approximately Ps.1,896 million of debt owed to our controlling company.

     As of the same date, we had accumulated losses amounting to Ps.2,267 million and negative shareholders' equity amounting to Ps.1,112 million. Due to such situation, we were under the conditions for dissolution due to the loss of our capital stock set forth in Item 5 of Section 94 of the Companies Law. However, Decree No. 1,269/02 dated July 16, 2002 had suspended the enforcement of Item 5 of Section 94 of the Companies Law until December 10, 2003 and Decree 1,293/03 dated December 23, 2003 had suspended the enforcement of such provision of the Companies Law until December 10, 2004. Furthermore, Decree No 540/05 dated May 30, 2005 further extended that suspension until December 10, 2005.

     On December 28, 2004, the board of directors called a special shareholders' meeting on February 15, 2005, to resolve upon the partial capitalization of the loan held by TISA with us, for an amount of up to approximately Ps.2,046 million.

     On February 15, 2005 the special shareholders' meeting approved the increase of the capital stock, for an amount of up to Ps.2,046 million, ratified the capital stock increase of Ps.2 million approved by the shareholders' meeting of December 16, 2004 and delegated to our board of directors the setting of the final amount and other issuance conditions of such capital stock increase. The capital increase can be subscribed with (i) the partial capitalization of the loan held by TISA with us, (ii) the irrevocable capital contributions of TISA for future share subscriptions of Ps.2 million or (iii) cash. In this regard, in this special shareholders' meeting, TISA expressed its intention to partially capitalize its loan for an amount of Ps.1,785 million. As a result of this capital stock increase, we expect that we will no longer be under the conditions of Item 5 of Section 94 of the Companies Law and, consequently, with respect to this matter, we will be able to continue normal operations. See Notes 8 and 10 to the Holding Annual Financial Statements.

     We are also evaluating Cointel's financing needs taking into account the Argentine economic situation and the current difficulties in accessing credit and will make our best efforts to provide Cointel with such financing, directly or indirectly, subject to our own fund availability, which depends on the evolution of the issues affecting our financial situation. See Note 2.5.b to the Holding Annual Financial Statements.

Foreign-Denominated Debt and Investments

     As of December 31, 2004, our total liabilities amount to Ps.1,925 million, which consist of Ps.23 million in negotiable obligations (including interests as of that date), Ps.1,896 million of payables to related parties and Ps.6 million in tax liabilities, other payables and short-term accounts payable.

     As of December 31, 2004, our cash and cash equivalents amount to nil.

Debt

     We had outstanding as of December 31, 2004 the following indebtedness:

     o U.S.$637 million in short-term intercompany loans with TISA (including interest); and

     o    9.75% Notes due 2007 totaling approximately U.S.$8 million.

     Cointel has outstanding as of December 2004 the following unconsolidated indebtedness and preferred stock:

     o Ps.42 million (originally in U.S. dollars and pesified by the Public Emergency Law, plus the adjustment of the CER) in preferred capital stock and Ps.9.6 million in accumulated unpaid but not due preferred dividends;

     o U.S.$488 million in short-term intercompany loans with TISA (including interest).

     Telefonica Argentina and Telinver had outstanding as of December 31, 2004 the following short-term consolidated indebtedness:

     o banks and other financial institutions financing totaling the equivalent of U.S.$39 million;

     o banks and other financial institutions financing totaling Ps.152 million;

     o zero coupon Letras Sector Privado ("LESEP") Notes due May 2005 totaling Ps.163.3 million. These notes were cancelled on May 6, 2005;

     o    8.25% Notes due October 2005 totaling Ps.134.8 million;

     o U.S.$200 million in intercompany loans owed to TISA due through December 2005.

     Telefonica Argentina and Telinver had outstanding as of December 31, 2004 the following long-term consolidated indebtedness:

     o    9.875% Notes due 2006 totaling U.S.$71.4 million;

     o    BADLAR plus 2.40% Notes due April 2006 totaling Ps.65.2 million,

     o    11.875% Notes due 2007 totaling U.S.$189.7 million;

     o    9.125% Notes due 2008 totaling U.S.$125.6 million;

     o    9.125% Notes due 2010 totaling U.S.$212.5 million;

     o    8.85% Notes due 2011 totaling U.S.$134.6 million;

     o 8.85% Notes due 2011 totaling U.S.$0.03 million which were converted into U.S. dollars in August 2004; and

     o banks and other financial institutions financing totaling the equivalent of U.S.$84 million,

     As of December 31, 2002, Telefonica Argentina's consolidated debt in foreign currency was the equivalent of U.S.$1,842 million or Ps.6,208 million at the exchange rate as of that date. As of December 31, 2003 Telefonica Argentina's consolidated debt in foreign currency had decreased in terms of U.S. dollars to the equivalent of U.S.$1,543 million, and decreased in terms of pesos to Ps.4,521 million. As of December 31, 2004, Telefonica Argentina's consolidated debt in foreign currency had decreased in terms of U.S. dollars to the equivalent of U.S.$1,073 million, and decreased in terms of pesos to Ps.3,196 million. As of December 31, 2004, unconsolidated current assets were lower than Telefonica Argentina's unconsolidated current liabilities in Ps.1,150 million. Telefonica Argentina's unconsolidated current liabilities include U.S.$200 million (34%) of debt owed to TISA.

     Telefonica Argentina's long-term debt from major financial institutions is in the amount of Ps.236 million as of December 31, 2004. These funds were borrowed under terms and conditions customary in these kind of transactions, which generally impose limitations on granting security interests on its assets or on present or future revenues, other than certain permitted encumbrances or unless certain predetermined conditions are met.

     Additionally, Telefonica Argentina uses other long-term bank credit lines to finance imports from different commercial banks.

     Exchange of Notes

     On May 19, 2003, Telefonica Argentina's board of directors approved offers to exchange the outstanding negotiable obligations issued by Telefonica Argentina and by Cointel for new negotiable obligations issued by Telefonica Argentina plus a cash payment. Telefonica Argentina shareholders' meeting held on June 26, 2003 approved the issuance of new notes to be issued pursuant to the exchange offers.

     Offer to Exchange Telefonica Argentina's Notes

     Telefonica Argentina's negotiable obligations included in the exchange offer were those issued in November 1994 for a principal amount of U.S.$300 million which were due in November 2004 and those issued in May 1998 for a principal outstanding amount of U.S.$368.5 million due in May 2008.

     Holders of notes representing 73% of the aggregate amount of the notes issued in November 1994, and holders of notes representing 66% of the aggregate amount of the notes issued in May 1998, validly tendered their notes. Therefore, on August 7, 2003 Telefonica Argentina issued new notes for an aggregate amount of U.S.$189.7 million due November 2007 at a nominal interest rate of 11.875% per annum, and for an aggregate amount of U.S.$220 million due November 2010 at a nominal interest rate of 9.125% per annum, respectively.

     Offer to Exchange Cointel's Notes

     Cointel's 8.85% Series A notes due 2004 for U.S.$225 million and Series B notes due 2004 for Ps.175 million, both issued in July 1997, were included in the exchange offer.

     On August 7, 2003, Telefonica Argentina issued U.S.$148.1 million of 8.85% notes due 2011, in exchange for Cointel's Series A and Series B notes. In addition, in exchange for Cointel's Series B notes, Telefonica Argentina issued Ps.0.1 million of peso-denominated 10.375% notes due 2011 which on August 1, 2004 were converted into U.S. dollar denominated notes and started to accrue interest at an annual nominal rate of 8.85%. They now have an outstanding principal nominal amount of U.S.$0.03 million. Additionally, Telefonica Argentina transferred Cointel's notes acquired in this exchange offer to TISA, thus reducing Telefonica Argentina's short-term financial debt with TISA in the amount of U.S.$174 million.

   Related Party Indebtedness

     As of December 31, 2004, Cointel and Telefonica Argentina on a consolidated basis owed approximately Ps.2.049 million (U.S.$688 million) to TISA, which matures substantially in 2005. On an unconsolidated basis Cointel owed the equivalent of Ps.1,454 million (approximately U.S.$488 million, of which U.S.$475.6 corresponds to the principal amount and approximately U.S.$12.4 million relates to accrued interests). Cointel's principal debt includes two loans that amounted to U.S.$103 million and U.S.$171.4 million, respectively that were used in order to cancel its negotiable obligations. These loans accrued interest at LIBOR plus a 5.5% per annum for a term of six months.

     During 2004, most of Cointel's debt with TISA has been rolled over on a semi-annual basis and the debt owed by Telefonica Argentina with TISA has been rolled over on a monthly basis. These agreements established the usual commitments for these kind of transactions, including (1) requiring that such debt will be pari passu with all of Cointel's and Telefonica Argentina's other debt, (2) establishing that the creditor may accelerate the debt if there are changes in Cointel's or Telefonica Argentina's equity, economic and financial situation that due to their adverse nature may affect Cointel's or Telefonica Argentina's capacity to comply with the obligations assumed in the agreements or if there are restrictions that may limit Telefonica Argentina's or Cointel's capacity to repay Cointel's or Telefonica Argentina's debts, (3) giving this creditor the benefit of any financial covenant Cointel or Telefonica Argentina have with any other creditor, (4) a clause that allows the creditor to make assignments, and (5) acceleration clauses that would be triggered in the event of certain court or out-of-court proceedings being initiated against Cointel or any of Cointel's material subsidiaries in connection with claims exceeding a certain percentage of Cointel's shareholders' equity or one of its material subsidiary. Cointel and Telefonica Argentina have obtained a waiver in respect of procedures of this nature that were pending against them as of July 8, 2005, subject to the condition that no other debt would be accelerated on similar grounds.

     During the fiscal year ended December 31, 2004, Cointel and TISA executed an amendment to certain loan agreements whereby they agreed that TISA could determine, prior written notice, the conversion into principal of accrued interests as of each due date. During the fiscal year ended December 31, 2004, interests converted into principal under the above-mentioned loans amounted to U.S.$18 million.

     TISA has advised Cointel in writing, that until December 31, 2005, it waives certain covenant defaults subject to certain conditions and that it will not accelerate Cointel's loans on the basis of the effects of the Public Emergency Law. This waiver does not constitute a roll over through the date of the waiver. Regarding the maximum term provided by the above-mentioned waiver, as of December 31, 2004, Cointel has classified as current liabilities, maturing in equal annual consecutive installments until April 30, 2007, a loan of U.S.$4.5 million (equivalent of Ps.13.4 million at the exchange rate in effect on December 31, 2004), whose original maturity date was noncurrent.

     On May 20, 2003, Telefonica Argentina and TISA entered into an agreement whereby the former immediately assigned to TISA title to and all credit rights arising from Cointel's notes acquired by Telefonica Argentina under the offer to exchange Telefonica Argentina and Cointel notes upon consummation of the offer to exchange Cointel's notes for Telefonica Argentina's new notes described in
Note 7.3.1.b to the Cointel Consolidated Annual Financial Statements, with the notes being immediately and unconditionally accepted by TISA. Simultaneously with this assignment, TISA settled a portion of Telefonica Argentina's financial debt (principal) to TISA as of that date. Consequently, after the agreement described above, TISA became the main holder of Cointel's negotiable obligations. See Note 7.3.3 to the Cointel Consolidated Annual Financial Statements. During the fiscal year ended December 2004, the mentioned negotiable obligations were cancelled by Cointel.

   Capital Expenditures

     For a discussion of Telefonica Argentina's capital expenditures, see Item 4: "Information on the Company--Business Overview--Capital Expenditures".

   Exposure to Foreign Exchange Rates

     Cointel's consolidated foreign currency financial and bank payables as of December 31, 2004 amounted to approximately U.S.$.1.5 billion (approximately Ps.4.3 billion), 19 million euro (approximately Ps.77 million), and 6.8 billion Japanese yen (approximately Ps.197 million).

     Telefonica Argentina financial and bank payables in foreign currency as of December 31, 2004 amounted to approximately U.S.$980 million (approximately Ps.2,920 million), 19 million euro (approximately Ps.78 million), and 6,807 billion Japanese yen (approximately Ps.198 million). As of December 31, 2004, Telefonica Argentina also had the equivalent of approximately Ps.156 million of trade and other payables denominated in foreign currencies.

Approximately Ps.358 million of Telefonica Argentina's receivables and investments are denominated in foreign currency.

   Credit Ratings

     On January 21, 2002, the Standard & Poor's credit rating agency downgraded our foreign currency credit rating, and many other Argentine companies' ratings, to "SD" or "selective default". This revision reflected Standard and Poor's view that these companies, including us, will find it "impossible" to meet some of their foreign currency obligations in a timely manner, due to sovereign-induced constraints prevailing at that time.

     Although both Standard & Poor's and Fitch have lowered our foreign currency credit ratings based on the increased refinancing risk after the devaluation of the Argentine peso, the government-mandated pesification and freezing of Telefonica Argentina's tariffs, and the harsh macroeconomic conditions in Argentina, by the end of 2003 and the beginning of 2004, both agencies increased our ratings due to the close link with Telefonica Argentina's credit quality and the support that the controlling shareholder (TISA) had shown. In addition, Standard and Poor's increased our rating once again in March 2005 based both on the strengthening of economic conditions in Argentina in 2003 and 2004, and on improvements in Telefonica Argentina's operating and financial performance.

     Our 9.75% Notes due 2007 are currently rated "B-" and "raBBB" under Standard & Poor's global and national scales, respectively, and "BBB+" and "B-" by Fitch under its national and international scales, respectively.

C.   Research and Development, Patents and Licenses.

     We do not incur any material research and development expenses. We hold no material patents and do not license to others any of our intellectual property. In connection with our provision of telecommunication services, we plan infrastructure development based upon present and projected future demand of such services. We acquire the necessary technology, including equipment, from third parties.

D.   Trend Information.

     See Item 5: "--Operating and Financial Review and Prospects--Factors Affecting Our Results of Operations--Effects on Our Results of Operations and Liquidity in Future Periods."

E.   Off-balance sheets arrangements.

     As of the date of this Annual Report we have no off-balance sheets arrangements.

F. Tabular disclosure of contractual obligations.

     The following table represents a summary of our contractual obligations:

                                         Payments due by period in millions of Ps.(1)
                                      --------------------------------------------------
                                               less than      1-3       3-5    more than
                                      Total      1 year     years     years     5 years
                                      --------------------------------------------------
Contractual Obligations
Short-Term and Long-Term
  Debt Obligations(2)..............   1,916       1,894        22        --         --
Total..............................   1,916       1,894        22        --         --

----------
(1) Figures do not include taxes and interest.

(2) Includes only bank and financial debt obligations.


ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.   Directors and Senior Management.

     Our policies are established by our board of directors, which may consist of 3 to 11 members, and currently consists of 5 directors and 4 alternate directors. In accordance with our Estatutos ("bylaws"), each director is elected by the shareholders for one fiscal year (or until his successor is elected and qualified). The shareholders may elect alternate directors who replace the principal directors in the event that any vacancies arise. We also have a Comision Fiscalizadora ("Supervisory Committee"), which is responsible for monitoring our management, and which may consist of three to five members known as statutory auditors (sindicos) as well as three alternate statutory auditors appointed annually by the shareholders.

   Board of Directors

     The following is a list of the members of the board of directors and the Secretary to the board of directors as of the date of this Annual Report:

                                                                        Date of      Appointing
Name                                                 Position         Appointment    Affiliate
-----------------------------------------------------------------------------------------------
Jose Maria Alvarez Pallete Lopez.........            Chairman             2002          TISA
Mario Eduardo Vazquez....................         Vice Chairman           2003          TISA
Juan Ignacio Lopez Basavilbaso...........            Director             2003          TISA
Victor Jose Diaz Bobillo.................            Director             2004      Independent
Ernesto Jaime Ferrer ....................            Director             2005      Independent
Juan Carlos Ros Brugueras................       Alternate Director        2001          TISA
Manuel Alfredo Alvarez Tronge............       Alternate Director        2002          TISA
Jaime Urquijo Chacon.....................       Alternate Director        2004          TISA
Carolina Sigwald.........................       Alternate Director        2004      Independent

     The board of directors appoints the Secretary. Two of our appointed Directors are "independent" as that term is defined under Section 301 of the Sarbanes Oxley Act and Resolution No. 368 of the CNV. Under such resolution a director is not independent if any of the following apply:

     o the director is also a director of the controlling shareholder or any other entity controlled by or related to the controlling shareholder of the issuer;

     o the director is also a director of another entity, any of whose shareholders is also a shareholder of the issuer or its controlling entity or any other entity controlled by or related to the latter;

     o the director provides, or belongs to a professional corporation or association which provides professional services to or receives any form of remuneration or fees from the issuer or its controlling entity or any other entity controlled by or related to the latter; and

     o the director provides, or belongs to a professional corporation or association which provides, professional services to or receives any form of remuneration or fees from another entity, any of whose shareholders is also a shareholder or the issuer or its controlling entity or any other entity controlled by or related to the latter.

   Audit Committee

     The board of directors appointed Juan Ignacio Lopez Basavilbaso, Ernesto Jaime Ferrer and Victor Jose Diaz Bobillo as members of the Audit Committee. See
Item 10: "Additional Information--Corporate Governance--Good Corporate Governance Practices".

   Supervisory Committee

     The following table sets forth the statutory auditors and alternate statutory auditors of the Supervisory Committee:

Name                                   Affiliation                       Position              Profession
---------------------------------------------------------------------------------------------------------
Santiago Lazzati...........   Estudio Lazzati y Sanguineti          Statutory Auditor          Accountant
Edgardo Sanguineti.........   Estudio Lazzati y Sanguineti          Statutory Auditor          Accountant
Eduardo Luis Llanos........    Estudio Llanos y Asociados           Statutory Auditor          Accountant

Name                                   Affiliation                       Position              Profession
---------------------------------------------------------------------------------------------------------
Jorge Hector Martinez......   Estudio Lazzati y Sanguineti     Alternate Statutory Auditor     Accountant
Lorena Edith Ratto.........   Estudio Lazzati y Sanguineti     Alternate Statutory Auditor     Accountant
Maria Cristina Sobbrero....   Estudio Lazzati y Sanguineti     Alternate Statutory Auditor     Accountant

Other Positions Held

     The following table lists the positions that the members of our board of directors, the Secretary to the board of directors and the members of our Supervisory Committee hold in other companies, as well as their professional backgrounds as of the date of this Annual Report:

 Name                                    Profession    Company                                              Position
-----------------------------------------------------------------------------------------------------------------------
 Jose Maria Alvarez Pallete Lopez         Business     Telefonica S.A.                                      Director
                                       Administrator   Telefonica Moviles                                   Director
                                                       Telefonica Data                                      Director
                                                       Telefonica de Argentina S.A.                       Vice Chairman
                                                       Telefonica Internacional                             Chairman
                                                       Telecomunicacoes de Sao Paulo TELESP S.A.          Vice Chairman
                                                       Telefonica Moviles Espana                            Director
                                                       Compania Telefonica Chile Transmisiones              Chairman
                                                          Regionales
                                                       Compania Internacional de                            Chairman
                                                          Telecomunicaciones S.A.
                                                       Telefonica CTC Chile                                 Director
                                                       Telefonica de Peru                                 Vice Chairman
                                                       TPI, representative of Telefonica                    Director
                                                       Telefonica Larga Distancia de Puerto Rico            Director

 Mario Eduardo Vazquez                   Accountant    Rio Compania de Seguros S.A.                         Chairman
                                                       Camara Argentina de Comercio                         Director
                                                       Portal Universia S.A.                                Director
                                                       Central Puerto                                       Director
                                                       Indra SI SA                                          Director
                                                       Telefonica de Argentina S.A.                         Chairman
                                                       Telefonica Data Argentina S.A.                       Chairman
                                                       Compania Internacional de                          Vice Chairman
                                                          Telecomunicaciones S.A.
                                                       Telefonica Moviles de Argentina S.A.                 Chairman
                                                       Telefonica Comunicaciones Personales S.A.            Director
                                                       Telefonica Gestion de Servicios                    Vice Chairman
                                                          Compartidos Argentina S.A.
                                                       Radio Servicios S.A.                                 Director
                                                       Telinver S.A.                                        Chairman
                                                       Terra Networks Argentina S.A.                      Vice Chairman
                                                       Adquira Argentina S.A.                               Chairman
                                                       Fundacion Telefonica                                 Chairman
                                                       Telefonica Internacional S.A.                      Vice Chairman
                                                       Telefonica S.A.                                    Vice Chairman

 Victor Jose Diaz Bobillo                 Attorney     Transportadora Gas del Sur. S.A.                     Director
 Juan Ignacio Lopez Basavilbaso           Engineer     Altocity.com S.A.                                    Director
                                                       Telefonica Comunicaciones Personales S.A.            Director


 Name                                    Profession    Company                                              Position
-----------------------------------------------------------------------------------------------------------------------
                                                       Telefonica de Argentina S.A.                       Director/CFO
                                                       Compania Internacional de                            Director
                                                          Telecomunicaciones S.A.

 Juan Carlos Ros Brugueras                Attorney     Compania de Telecomunicaciones de Chile              Director
                                                          S.A.(C.T.C.)
                                                       Telecomunicacoes de Sao Paulo S.A.                   Director
                                                       Telefonica Larga Distancia de Puerto Rico            Director
                                                          Inc
                                                       Telefonica del Peru S.A.                             Director

 Manuel Alfredo Alvarez Tronge            Attorney     Adquira S.A.                                         Director
                                                       Altocity.com                                         Director
                                                       Telefonica Moviles Argentina S.A.                    Director

 Jaime Urquijo Chacon                     Engineer     Logistica S.A.                                       Director
                                                       Fundacion Fondo Nacional para la                   Vice Chairman
                                                          Proteccion de la Naturaleza
                                                       Fundacion Altadis                                  Vice Chairman
                                                       Quimigal S.A.                                        Director

 Carolina Sigwald                         Attorney     Transportadora Gas del Sur. S.A.                     Director
                                                       Supertap S.A.                                        Director
                                                       Heidrick & Struggles S.A.                            Director

     Jose Maria Alvarez-Pallete Lopez, 41, is the Chairman of our board of directors and a Spanish citizen. He holds a degree in business administration from the Universidad Complutense of Madrid; he also studied Business Administration at the Universite Libre of Belgium. He joined Telefonica in February 1999 as CFO of TISA. In September 1999, he became Corporate Chief Financial Officer at Telefonica. Since July 2002, he has been the Chief Executive Officer of TISA.

     Mario Eduardo Vazquez, 69, is our Vice-Chairman and the President of Telefonica Argentina since June 6th, 2003. He was born in Argentina, graduated as an accountant and holds a degree in Economics. For 33 years, he practiced at Pistrelli, Diaz y Asociados, the member firm of Arthur Andersen & Co. in Argentina, where he was a associate partner for 23 years and in charge of Argentine operations for over 20 years. He had an active participation in the reform of the Argentine public administration, the deregulation of the economy and the privatisation of YPF S.A. and the telephone, gas and water public utilities.

     Victor Jose Diaz Bobillo, 44, is a member of our board of directors. Argentine, he obtained his law degree from the University of Buenos Aires in 1983. He is a partner in Diaz Bobillo, Richard & Sigwald. He is also the President of Riviera Center S.A., a director of Argforus S.A., Laborum.com Argentina S.A. and Graham Packaging Argentina S.A. He is also statutory auditor of Gener Argentina S.A. and Energen S.A. He is a member of our and Transportadora de Gas del Sur S.A.'s audit committees. He has served as Vice-President of Central Puerto S.A. and as a director of Gassur S.A. and Central Neuquen S.A.

     Ernesto Jaime Ferrer, 60, is a member of our board of directors and he is Argentine. He is an electromechanical engineer and he obtained his degree at the National University of Cuyo. He also holds a postgraduate degree from the Harvard Business School. He started his professional career in Schlumberge, in the petrol industry, and then in the IMPSA Group, where he was General Manager. He also worked in Austral Lineas Aereas and Aerolineas Argentinas, air travel companies, reaching the Direction of Strategic Planning. He was in charge of the Executive Direction of Multimedios Telefe, Radio Continental and Produfe. He was director of special projects for the Sociedad Comercial del Plata Group, working for companies like SCP, CPC, Agar Cross, Aguas Argentinas, Aguas de Cordoba, Ferroexpreso Pampeano and Millicom. He was also a member of the Consejo de Administracion of IMPSA, Ferrocarriles BAP, Mesopotamico and Ferroexpreso Pampeano, IMPSAT, Austral, Aguas Argentinas, Aguas de Cordoba and Aguas de Santa Fe; Aguas del Illimani, in Bolivia; CPC, Agar Cross, Millicom and CTI. He is executive director of IDEA and a member of the Executive Committee of the Argentinean Institute for the Organizations Government.

     Juan Ignacio Lopez Basavilbaso, 50, is a member of Telefonica Argentina's board of directors and he is an Argentine citizen. He is an engineer and holds a business postgraduate degree from the University of California at Berkeley.

He joined the Finance Department of Telefonica Argentina in 1990, and was responsible for financial planning and capital markets until the end of 1994. He later served International Businesses Director of Telintar and acted as adviser to the general manager of Multicanal. He was appointed Finance Director of Telefonica Argentina in April 1998, and since 1999 he has been Telefonica Argentina's Chief Financial Officer. Before joining Telefonica Argentina, he worked in the corporate banking department of Citibank in Buenos Aires.

     Juan Carlos Ros Brugueras, 43, is an alternate member of our board of directors and a Spanish citizen. He holds a law degree from Universidad Central of Barcelona and was admitted to the Ilustre Colegio de Abogados de Barcelona (the "Barcelona Bar") in 1985. Until 1989, he practiced law at a leading Barcelona law office. From 1988 to 1990, he was resident partner of a Spanish law office in London. Between 1990 and 1997, he was a partner at a leading Barcelona law office and served as legal counsel and secretary to the board of directors of several Spanish and foreign businesses and companies.

     Manuel Alfredo Alvarez Tronge, 47, is an alternate member of our board of directors. He is an Argentine citizen and a lawyer who graduated with Honors from Universidad de Buenos Aires. He is an expert in corporate law, business and management, oil & gas and negotiation. He worked as a lawyer at the Superintendencia de Seguros de la Nacion (the National Superintendence of Insurance) and served as Counsel of the Ministry of Justice of Peru and a Legal Manager of Perez Companc S.A. He is also a professor at Austral, Saint Andrews and Buenos Aires Universities, among others. He is the author of publications and books including Tecnicas de Negociacion para Abogados and Abogacia de Empresas y Cambio. He is a member of the American Corporate Counsel Association of Washington, D.C., Founder and Director of Asociacion AIE Abogados Internos de Empresas and Arbitrator at the American Arbitration Association (AAA, New York). He is currently the President of the Comision de Derecho Empresario del Colegio de Abogados de la Ciudad de Buenos Aires (Commission for Business Law at the Lawyers Association of the City of Buenos Aires).

     Jaime Urquijo Chacon, 73, is an alternate member of our board of directors, a Spanish citizen and has an engineering degree from Madrid University and has studied Economic Business Administration and Genetics in the United States. He joined Energia e Industrias Aragonesas, S.A. in 1952, working in this company in different positions of management and became chairman in 1972, a position he held until retirement in 2002. He also served as vice chairman of Tabacalera, S.A.

     Carolina Sigwald, 37, is a member of our board of directors. She obtained her law degree at the University of Buenos Aires in 1992. She started her professional career that same year as a member of the legal department of Central Puerto S.A., an electrical generation company, dedicating herself principally to providing legal advice to the head of finance of the company. In 1996 she joined the corporate finance department of Chadbourne & Park LLP in New York, where she specialized in capital markets and debt restructuring. From 1997 to 1998 she was a project attorney in the legal department of the International Development Bank in Washington D.C., where she concentrated on financing projects for Latinamerican companies. Since 1998 she has been a partner in Diaz Bobillo, Richard & Sigwald, concentrating on corporate and financial law. She is currently a director and member of our and Transportadora de Gas del Sur S.A.'s audit committees, as well as a statutory auditor of Gener Argentina S.A., Energen S.A., TermoAndes S.A., and InterAndes S.A. and an alternate director of Supertap S.A. and Heidrick and Struggles S.A.

     Presently, we do not have any executive officers, although the Presidente (Chairman) of our board of directors has certain executive authority.

B.   Compensation.

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

     When the exercise of special technical or administrative duties or functions on the part of one of the directors in the face of limited or non-existent profits were to impose the need to exceed the pre-established limits, such remuneration may only be made if it was approved by the annual general meeting of shareholders.

     For the fiscal year ended December 31, 2004, there were no special compensation plans paid to directors and executive officers.

     Presently, only our independent directors are compensated for their services. We do not compensate our other directors. Pursuant to Law No. 19,550, as amended, the compensation of the members of the board of directors and of the Supervisory Committee of Argentine corporations (such as us) is determined by the ordinary shareholders' meeting of any such corporation. As of the date hereof, our meeting determined to pay Ps.160,000 to our independent directors and Ps.72,000 to the Supervisory Committee for fiscal year 2004. Cointel's shareholders meeting approved a payment of Ps.54,000 to the Supervisory Committee. For additional information regarding compensation of the directors, officers and employees of Telefonica Argentina, reference is made to Item 6:
"Directors, Senior Management and Employees-Compensation" and "Employees" contained in the Annual Report on Form 20-F of Telefonica Argentina filed with the Securities and Exchange Commission on April 7, 2005.

C.   Board Practices.

     Our board of directors' duties and responsibilities are set forth by Argentine law and our bylaws.

     The Directors and Alternate Directors serve one-year renewable terms and are elected at the annual shareholders meeting. The board of directors' meets quarterly in compliance with Argentine law and also holds meetings when called by any board member.

     We also have a Supervisory Committee that oversees our management and an Audit Committee. See Item 10: "Additional Information--Corporate Governance".

     The members of the board of directors of a company incorporated under Argentine law have a general duty of loyalty and diligence in conducting a company's affairs. The Argentine Companies Act No. 19,550 requires directors to act within the standard of diligence of "a good businessman". Noncompliance by members of a board of directors with such duties makes them subject to unlimited joint liability for any resulting damage to the company. They are also liable on the same terms for any infringement of the law, of the bylaws or the articles of association of the company for any damages caused by abuse of power, willful misconduct or gross negligence.

     Argentine law provides that the members of a board of directors cannot enter into any contractual relationship with the company they serve in such capacity, except on contracts entered into on an arm's-length basis and related to the company's activities. Any contract between a company and a member of its board of directors that does not comply with such conditions could only be entered into with the approval of the board of directors or of the statutory auditors in the event of a lack of quorum at the relevant board of directors meeting. The company's shareholders must also be given notice of the contract. Lack of compliance with these requirements renders the contract null and void, unless ratified by a meeting of the company's shareholders. If the shareholders' meeting fails to approve the relevant contract, the relevant members of the board of directors (or, if relevant, the statutory auditors) are jointly liable for any resulting damage to the company.

     The members of the board of directors have a duty of loyalty towards the company. Any member of the board of directors having a conflict of interest with the company on any particular matter must inform the board and the statutory auditors of such conflict of interest and abstain from participating in the discussion of or decisions on such matter. Failure to do so, gives rise to unlimited joint and several liability of the directors to the company.

     Likewise, members of the board of directors are barred from participating (on their own or on a third party's behalf) in an activity in competition with the company's activities, except in case of express authorization by the shareholders meeting. Failure to do so, gives rise to unlimited joint and several liability of the director to the company.

     Also, in the case of companies subject to the public offer regime, such as us and Telefonica Argentina, Decree No. 677/01 provides that a board should (i) under no exception, cause to prevail the interest of the company and the interest in common of the shareholders over any other interest, including the interest of any controlling company; (ii) abstain from procuring any personal benefit from the company except for their compensation for their duties as such;
(iii) organize and implement preventive systems and mechanisms to protect the interest of the company, so as to reduce the risk that any permanent or temporary conflict of interest occurs in connection with their personal relationship with the company or in the relationship of other persons related to the company and the company; (iv) procure adequate means to carry the activities performed by the company and implement internal control mechanisms in order to guarantee that their duties are performed prudently and to prevent non-compliance of the duties imposed by the regulation issued by the CNV or any other supervising authority; and (v) act within the standard of diligence of a good businessman in preparing and divulging information for the market and strive for the independent nature of the external auditors.

D.   Employees.

     Our and Cointel's Employees. Neither Cointel nor we have any employees. We provided administrative services required by Cointel and managed Cointel's day-to-day activities until December 15, 2000. Since then, Telefonica Argentina provides such services to both Cointel and us. See Item 4: "Information on the Company--Telefonica Argentina Management Contract" and Item 7: "Major Shareholders and Related Party Transactions".

     Telefonica Argentina Employees. As of the Transfer Date, Telefonica Argentina had 21,770 employees. Telefonica Argentina then instituted a program designed to achieve productivity levels commensurate with that of similar international telecommunications companies. Telefonica Argentina expects such labor costs per line to decrease because it projects that the growth in the number of lines in service will exceed the rate of increase in wages per employee and because Telefonica Argentina estimates that the number of employees will remain stable or decrease over time as a result of increased efficiencies and technological advances.

     On December 31, 2004, Telefonica Argentina had 8,757 full-time employees, 490 temporary employees and 52 trainees. Telefonica Argentina's subsidiary, Telinver, had 329 full-time employees and 14 trainees as of December 31, 2004.

     The following table provides the number of Telefonica Argentina's unionized, non-unionized, temporary, and trainee employees for the fiscal years ended December 31, 2004, 2003, and 2002 (not including Telinver).

                                       December 31,   December 31,  December 31,
                                            2004         2003          2002
                                       -----------------------------------------
Unionized.............................     6,775        6,510         6,546
Non-unionized.........................     1,982        2,226         2,452
                                       -----------------------------------------
                                           8,757        8,736         8,998
Temporary.............................       490          524           587
Trainees..............................        52          598           884
                                       -----------------------------------------
Total Number of Employees.............     9,299        9,858        10,469
Technical and Operations..............     5,360        5,608         5,784
Sales and Marketing...................       879          438           602
Financial and Administrative Support..     1,278        1,687         2,011
Customer Service......................     1,782        2,125         2,072
                                       -----------------------------------------
Total.................................     9,299        9,858        10,469

     For the fiscal year ended December 31, 2004, the principal components of labor costs were basic wages, overtime and fringe benefits. Telefonica Argentina also incurred certain other related costs, including contributions made to the national pension plan, health plans, family allowances and additional pension contributions and life insurance premiums for employees covered by collective bargaining agreements. Most of these contributions are mandated by law.

     On December 31, 2004, approximately 77% of Telefonica Argentina's permanent employees were union members. All middle and senior management positions are held by non-unionized employees. Benefits under collective bargaining agreements include benefits to employees who retire upon reaching the age of retirement or who become disabled or who die prior to the age of retirement. Telefonica Argentina has calculated its liability relating to such benefits at approximately Ps.24 million as of December 31, 2004.

     A three-year collective bargaining agreement with two unions, the Federacion de Organizaciones del Personal de Supervision y Tecnicos Telefonicos Argentinos ("FOPSTTA") and the Union de Personal Jerarquico de Empresas de Telecomunicaciones ("UPJET"), became effective on January 1, 1998 and expired on December 31, 2000. So long as no new agreement is executed, the current agreement will continue in full force and effect. This agreement provides for new labor policies such as flex-time variable work schedules and wage adjustments based on Telefonica Argentina's overall productivity. The terms of this agreement have not increased Telefonica Argentina's aggregate labor costs. It is expected that a new agreement will be renewed and executed shortly with substantially the same terms as the current one.

     Federacion de Obreros Especialistas y Empleados de los Servicios e Industria de las Telecomunicaciones de la Republica de Argentina ("FOEESITRA") is the union representing a majority of Telefonica Argentina's unionized work force. As a consequence of the secession of the Buenos Aires FOETRA Trade Union from FOEESITRA, identical collective bargaining agreements must be negotiated and executed with both of these unions. In recent negotiations, Telefonica Argentina sought new provisions to eliminate or substantially reduce excessively burdensome salary determinants, such as seniority, special location-based compensation and leaves of absence. On June 26, 2001 and July 6, 2001, Telefonica Argentina signed agreements with FOEESITRA and FOETRA. These agreements provide for new labor policies such as flex-time variable work schedules, wage adjustments based on overall productivity and personal days in accordance with the non-unionized workers.

     On December 27, 2002, Telefonica Argentina signed an agreement with FOETRA Buenos Aires regarding: (1) functional work cooperation, (2) temporary workers and (3) day work for "telegestion del servicio 114" (technical assistance). The terms of the agreements did not increase aggregate labor force costs.

     In March 2004, the Argentine National Congress approved a draft labor reform law to replace Law No. 25,250. The law introduced the following changes:
(i) it revised the Employment Contract Law (Law No. 20,244); and (ii) it amended the Collective Bargaining Agreements Law (Law No. 14,250). These reforms entail a step back from the decentralization and deregulation of collective bargaining agreements previously in place, as they reinstate the subsistence of collective bargaining agreements after their expiration and the prevalence of agreements reached between higher negotiating levels over company-specific ones. The law also promotes contracts for unspecified terms, although labor cost reduction incentives are lower than those applicable in the previous reform, and provides that probationary terms must not exceed three months.

     From November 26 to December 6, 2004, the unionized telephone workers exercised strike actions aimed at obtaining salary increases, which resulted in the total interruption of the customer service lines, repair service, directory information and international call assistance services. In addition, they took over Telefonica Argentina's National Switching Boards, although service was not discontinued and operations were not materially affected. After the negotiations, Telefonica Argentina, the governmental enforcement authority and the unions agreed upon an increase in the basic fixed salary under the previous collective bargaining agreement of up to approximately 20%, effective as of January 2005, and a single final payment of Ps.500 per unionized employee, which was granted in December 2004. The new agreement has a duration of 12 months from January 1, 2005, unless external causes arise requiring a revision during such period.

     Despite these incidents Telefonica Argentina's Management considers its current relations with its work force to be stable and constructive. Since privatization, Telefonica Argentina has not experienced a work stoppage that has had a material effect on its operations.

E.   Share Ownership.

     As of the date of this Annual Report none of our Directors, Alternate Directors, executive officers or statutory auditors owns any stock of our company.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   Major Shareholders.

     As of the date of this Annual Report, our principal shareholder is TISA, which owns 99.96% of our capital stock.

     The following table sets forth certain information regarding ownership of our outstanding class A shares and class B shares as of the date of this Annual Report.

                                   Class A          Class B
                                  Ordinary         Ordinary
                                Shares (five      Shares (one
Shareholder                        votes)            vote)       Total Shares   % of Capital      Votes     % of Votes
-----------------------------------------------------------------------------------------------------------------------
TISA......................        30,427,328      374,128,147     404,555,475      99.957037   526,264,787   99.966970
Other minority
   shareholders...........                --          173,885         173,885       0.042963       173,885    0.033030
                                  -------------------------------------------------------------------------------------
   Total..................        30,427,328      374,302,032     404,729,360(1)  100.00       526,438,672  100.00
                                  =====================================================================================

----------
(1) Not including 2,000,000 shares to be issued pending approval by the CNV and the Buenos Aires Stock Exchange.

     Under Argentine law, the protections afforded to minority shareholders and the fiduciary duties of directors may, in some respects, be lower than in the United States and certain other jurisdictions. On May 28, 2001, the Argentine government issued Decree No. 677/01, which provides that any minority shareholder who was a record holder on the effective date of the Decree No. may demand that the controlling shareholder buy out the minority shareholders. The controlling shareholder may file an acquisition statement or make a tender offer for the minority shares. Such offers or statements may be carried out through an exchange of the listed shares of controlling shareholders. Once the acquisition has been completed, we would no longer have unaffiliated shares outstanding and would file to delist those shares. However, our debt obligations would still trade publicly.

     On December 16, 2004, the general and special Class B shareholders' meeting resolved to increase the capital stock by Ps.2 million, to 406,729,360, in accordance with the provisions of Resolution No. 466/04 of the CNV, and to issue at par value, 2,000,000 common, Class B shares of one peso (Ps.1) face value each and entitled to one vote per share, which will have the same rights to dividends, as from the beginning of the fiscal year in which the shares are issued, and will rank pari passu with the remaining Class B shares outstanding as of their issuance date. Pre-emptive subscription rights may be exercised within the pre-emptive subscription period of 30 days counted since the date designated by the board of directors, on a pro rata basis. Simultaneously, the shareholders may exercise their accrual rights over the remaining unsubscribed portion, in identical proportion as the subscription of the pre-emptive right bearers over the total issue amount. In addition, we filed the application for public offering of the new shares to be issued as a result of the capital increase and their listing on the Buenos Aires Stock Exchange. As of the date of issuance of these financial statements, such capital increase is pending approval by the CNV and the Buenos Aires Stock Exchange and pending registration by the Public Registry of Commerce. In addition, our shareholders approved another capital increase of up to Ps.2,046 million on February 15, 2005. As of the date of this Annual Report, we are also still waiting for the approval of the CNV and the Buenos Aires Stock Exchange and the registration by the Public Registry of Commerce. See Item 3: "Key Information--Risk Factors--The deterioration of the Argentine economy and the pesification and freezing of Telefonica Argentina's tariffs have made it difficult for us and Cointel to access the capital markets or obtain new third-party financing in amounts sufficient to enable us and Cointel, together with internally generated funds, to meet our respective debt obligations, corresponding mainly to a significant amount of indebtedness owed to TISA".

B.   Related Party Transactions.

     For more information regarding related party transactions, see Note 5 to the Holding Annual Financial Statements.

     Stock Exchange Agreement

     As a result of the consummation of the Stock Exchange Agreement, on December 15, 2000, ATH and IEI contributed to Telefonica shares of Holding representing 80.9% of our capital stock and 84.7% of our total voting shares. On June 29, 2001, Telefonica informed us that on May 8, 2001, it transferred to TISA, Telefonica's wholly owned subsidiary, all of Telefonica's 80.9% equity interest in us. Additionally, as a result of several transactions, TISA's equity interest in us, increased from 80.9% to 99.96%. See Item 4: "Information on the Company--History and Developments of the Company".

     Loan Agreement with TISA

     On February 12, 2001, we received a loan from TISA in the amount of U.S.$530.1 million, which accrued interest at LIBOR plus a 2.25% per annum (the "differential") for a term of one month, renewable automatically on a monthly basis unless the parties notify in writing, at least three days before due date, that they do not intend to renew the agreement. TISA is entitled to modify the differential provided it notifies us of this decision at least three business days before the end of each interest period. The funds borrowed from TISA were used to partially repurchase our Notes (see Note 9 to the Holding Annual Financial Statements). Subsequently, on February 14, 2001, we made an early partial repayment to TISA of this loan for an amount of U.S.$37.9 million.

     On June 24, 2004, we and TISA entered into an amendment to the loan agreement whereby they agreed that the due principal will be paid semi-annually and that interest capitalization will continue being monthly, setting the differential for the first period in 9% nominal per annum. Additionally, on July 26, 2004, we and TISA agreed that the differential for the second period would be 5.5% nominal per annum, which it has remained unchanged for the following periods and the loan agreement was amended, eliminating the early termination event triggered by the existence of restrictions that could limit our ability to repay its debt with TISA. On December 27, 2004, the loan agreement was amended, and it was agreed that the capitalization of interest will be semi-annual. Additionally, during the January-March 2002 quarter, we received loans from Telefonica Argentina for US$5.8 million ("the Dollar Loans"). On April 26, 2002, we entered into an assignment agreement with Telefonica Argentina and TISA pursuant to which Telefonica Argentina assigned to TISA the Dollar Loans in the amount of US$5.8 million, which includes principal amount and accrued interest as of April 26, 2002. On December 28, 2004, our Board of Directors resolved to call a Special Shareholders' Meeting on February 15, 2005, in order to resolve upon the partial capitalization of the loan held by TISA with us for an amount of up to approximately Ps.2,046 million. On February 15, 2005, due to the capital stock increase described in
Note 7.5 of the Holding Annual Financial Statements, we and TISA agreed to amend the loan agreements in effect as of such date in order to provide for:
(i) the conversion to pesos of US$622.5 million (Ps.1,785 million) which shall not accrue interest as from February 15, 2005 and shall not become due before April 1, 2006, and (ii) ratify that the residual amount of TISA's credit for US$20 million is subject to the same conditions as those agreed upon on December 27, 2004. We believe that the capital stock increase will be completed during the current fiscal year 2005.

     In obtaining the above-mentioned loan, we have assumed certain commitments, mainly involving limitations on the sale of assets, limitations on liens of certain assets, limitations on us or any of our affiliates becoming a party in merger or spin-off operations, with certain exceptions. In addition, the loan shall forthwith become due and payable: 1) upon our default on any of the commitments assumed under the loan agreement, 2) in the event of any change in our controlling shareholder, 3) if we or our affiliates are unable to comply with their obligations, 4) changes in our main business activity, 5) if we or any of our affiliates lose the government licenses obtained and 6) if there are changes in our equity, economic and financial situation that due to their adverse nature may affect our ability to comply with the obligations assumed in the agreement or if there are restrictions that may limit our ability to repay its debts. On June 17, 2005 we cancelled US$7 million. As of June 27, 2005, the amount outstanding on this loan was U.S.$12.7 million, taking into account the partial capitalization of this loan discussed in Item 4: "Information on the Company--History and Development of the Company--Plan for Recapitalization".

     In relation to the loan of US$20 million mentioned above, TISA has advised us that, until July 1, 2006, TISA shall not consider that an acceleration event has been verified under our agreements with TISA. Additionally, some of the loan agreements in effect include acceleration events in case certain judicial or extra-judicial proceedings are filed for amounts in excess of certain net equity percentages of us or a relevant affiliate. We obtained a waiver in connection with those proceedings as of the date of issuance of the this annual report until July 1, 2006.

     On June 17, 2005 we cancelled U.S.$7 million of the above mentioned loan.

     No member of the board of directors, or member of the Supervisory Committee or any of the officers who report to Supervisory Committee members, responsible for implementing our policy, has incurred any material indebtedness owed to us.

     Telefonica Holding Advisory Agreement

     The only significant income we currently receive is due to the Telefonica Holding Advisory Agreement dated April 24, 1997 pursuant to which we receive fees (the "Telefonica Holding Advisory Fee") for the compliance of obligations including financial advice to TESA Arg., as operator of Telefonica Argentina (the "Telefonica Holding Advisory Agreement"). The amount of the Telefonica Holding Advisory Fee will depend upon, among other things, the continuation or modification in material respects or early termination of the Management Contract, as well as upon the operating results of Telefonica Argentina, which determine the amounts Telefonica receives under the Management Contract, that in turn determine the amount of Telefonica Holding Advisory Fee payable to us. The Management Contract provided that the Management Fee Percentage would be 9% through April 30, 2003 and that, if the contract was extended beyond that date, the Management Fee Percentage would be reduced to a negotiated amount ranging between 1.5% and 5.0%. On October 30, 2002 Telefonica notified Telefonica Argentina that it had exercised its right to extend the term of the Management Contract for an additional 5 years to be counted as from April 30, 2003 by virtue of the right conferred by such agreement. On April 30, 2003 Telefonica Argentina and Telefonica agreed upon a 60-day period during which the management fee would not be payable while they negotiate the new percentage applicable to the 5-year extension term, retroactively as from May 1, 2003. On July 30, 2003 Telefonica entered into a Supplement Management agreement, which had been in force as of such date pursuant to successive extension and in conformity with the clauses of the original agreement, pursuant to which the management fees as from May 1, 2003 were agreed upon 4% of the gross margin. During the years ended December 31, 2004 and 2003, we did not receive any financial advice request and performed our duties contained in such agreement for which we are entitled to receive the relevant fees, which amounted to Ps.33 million and Ps.40 million for such years, respectively, and were included in "Other income relating to equity interests in Section 33 Companies, net" in the statements of operations. As of the date of issuance of this Annual Report, TESA Arg. has not requested any further services. If any such request is made by TESA Arg., we will use the terms set forth in the agreement for adopting the necessary actions so as to have optimum operating resources available for satisfying future specific requests in the most efficient manner. The related receivables, which amount to Ps.27 million as of December 31, 2004 and 2003, are included as "Other receivables" in the balance sheets as of December 31, 2004 and 2003, respectively.

     Other Related Party Contracts

     During the year ended December 31, 2004, Telefonica Argentina has provided administrative services to us for Ps.0.1 million (in pesos restated for inflation to February 28, 2003).

     Outstanding balances with related companies

     The outstanding balances with related companies as of December 31, 2004 are listed below:

                                                                    2004
                                                             ------------------
                                                             (in million pesos)
Current receivables
Telefonica S.A. Sucursal Argentina ("TESA Arg.")(1)..........          27
                                                             ------------------
                                                                       27
                                                             ==================
Current payables
TISA(2)......................................................       1,896
                                                             ------------------
                                                                    1,896
                                                             ==================
---------
(1)  Accruing no interest.

(2) With principal maturing on June 27, 2005 and semiannual interest capitalization, accruing interest at a nominal rate of 8.3125% per annum. See Note 5.c.(ii) to the Holding Annual Financial Statements.

C.   Interest of Experts and Counsel.

     Not Applicable.

ITEM 8. FINANCIAL INFORMATION

A.   Consolidated Statements and Other Financial Information.

     The Holding Annual Financial Statements and Cointel Consolidated Annual Financial Statements which are set forth in the accompanying Index to the Holding Annual Financial Statements included in this report, are filed as a part of this Annual Report.

Legal Proceedings

     On June 24, 2004, and due to a claim brought by a minority shareholder, the CNV issued a resolution that informed us of alleged infractions to certain articles of the Companies Law, the Code of Commerce and the CNV rules, in relation to: (i) the compensation we granted, between October 1, 1998 and September 30, 2001, to one of our previous directors under an advisory contract, and (ii) our accounting treatment, in the year ended December 31, 2000, of the payment made by AMI Cable Holdings, Ltd. (a related company of our previous shareholders) for the rescission of the above-mentioned advisory contract. The sanction that could possibly correspond to us would consist of a warning or fine of up to Ps.1.5 million, which could be raised up to five times the amount of the greater of the benefit obtained or the damage caused. In the opinion of our management, it is unlikely that we will be sanctioned.

     During the six-month period ended June 30, 2004, we, as co-defendant along with Cointel, were sued by the Cointel preferred shareholder that holds 100% of the outstanding preferred shares in relation with the pesification of its preferred shares. On September 16, 2004 Cointel was notified of a legal action filed by such preferred shareholder contesting the shareholders' meeting held on April 19, 2004 that approved Cointel's financial statements for the fiscal year ended December 31, 2003, insofar as they disclose as pesified the redemption value of the preferred shares and related accumulated unpaid accrued dividends in accordance with the regulations in force. In addition, Cointel has been notified of a precautionary measure (specifically, an order to record the existence of a pending action) in connection with the contestation filed in court by such preferred shareholder. Our and Cointel's management and our respective legal counsels consider that, based on the above-mentioned analysis and in the light of the rules in force, it is unlikely that the determination of this issue will have an adverse effect on Cointel.

Telefonica Argentina's Legal Proceedings

   Telefonica Argentina's Contingencies

     Telefonica Argentina is presently facing various proceedings and claims in the areas of labor, tax, regulatory compliance and other matters, all of which arise in the ordinary course of business. Such matters are subject to many uncertainties, and the outcome of individual matters is not predictable with assurance. If information available prior to the issuance of Telefonica Argentina's financial statements, considered on the basis of the opinion of Telefonica Argentina's legal counsel, indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of its financial statements, and the amount of the loss, or the range of probable loss can be reasonably estimated, then such loss is accrued and charged to operations. As of December 31, 2004, Telefonica Argentina recorded Ps.271 million as reserves for contingencies.

     The breakdown of Telefonica Argentina's reserve for contingencies is as follows:

     Labor contingencies:

     The reserves for contingencies related to labor issues amounted to Ps.160 million and Ps.101 million as of December 31, 2004 and 2003, respectively. The charge for 2004 is mainly due to:

     (i) probable losses of Ps.64 million resulting from a significant increase of claims brought by employees during the fiscal year 2004 and related to salary differences. These claims and potential claims were considered likely to succeed taking into account certain recent judgments of the court of appeals that were adverse to Telefonica Argentina; and

     (ii) new claims for alleged rights provided for in the labor law and related costs which amounted to Ps.44 million, for which Telefonica Argentina considered it advisable to reach settlement agreements. Telefonica Argentina intends to defend its rights vigorously in whichever instances are necessary, should other similar material claims eventually arise in the future.

     In addition, in the current fiscal year, Telefonica Argentina's reserve for contingencies decreased by approximately Ps.49 million, mainly due to payments related to the above-mentioned matters.

     Charges for fiscal year 2003 were not material.

     Other matters assessed as probable to incur losses in the future relate to:

     o    Joint and several liability with third parties

     o    Industrial labor accidents

     o    Illnesses

     o    Other severance payments

     Tax contingencies:

     Telefonica Argentina's reserves for contingencies related to tax matters assessed as probable to lead to losses amounted to Ps.54 million and Ps.36 million as of December 31, 2004 and 2003, respectively. The charge for 2004 includes Ps.12 million corresponding to new claims that were asserted in 2004 and potential other related claims considered probable, by certain municipalities for its joint liability with a third party.

     These tax issues are related to:

     o    Municipal taxes

     o    Provincial taxes

     Civil, commercial and other contingencies:

     Telefonica Argetina's reserve for contingencies related to civil, commercial, administrative, regulatory compliance and other matters assessed as probable to lead to losses as of December 31, 2004 and 2003 amounted to Ps.57 million and Ps.85 million, respectively. The main decrease of Ps.31 million corresponds to the payment in a legal action concerning rescission of commercial agreements, for which an arbitral decision was reached during the current year. This amount was fully reserved as of December 31, 2003. The other matters relate to:

     o    Damages

     o    Regulatory compliance claims

     o    Other claims for rescission of commercial agreements

   Certain Labor Claims

     The Transfer Contract provides that ENTel and not Telefonica Argentina is liable for all amounts owed in connection with claims based upon ENTel's contractual and statutory obligations to former ENTel employees, whether or not such claims were made prior to the Transfer Date, if the events giving rise to such claims occurred prior to the Transfer Date. However, using a theory of successor enterprise liability that they assert is based upon generally applicable Argentine labor law, certain former employees of ENTel have brought claims against Telefonica Argentina, arguing that neither the Transfer Contract nor any act of the Argentine government can be raised as a defense to Telefonica Argentina's joint and several liability under allegedly applicable Argentine labor laws.

     In an attempt to clarify the issue of successor liability for labor claims, Decree No. 1,803/92 stated that various articles of the Work Contract Law of Argentina, the basis for the former employees claims of joint and several liability, would not be applicable to privatizations subject to State Reform Law No. 23,696. However, the passage of this decree did not resolve the above claims as the Supreme Court of Argentina, in an unrelated case, upheld the provisions of the law and declared Decree No. 1,803/92 inapplicable.

     As of December 31, 2004, the amount of these labor claims including accrued interest and legal expenses totaled approximately Ps.54 million. Telefonica Argentina has not created any reserve for these claims because (1) pursuant to the Transfer Contract, ENTel has agreed to indemnify Telefonica Argentina in respect of these claims and (2) the Argentine government has assumed joint and several liability with ENTel for the indemnity obligations and has authorized Telefonica Argentina to debit an account of the Argentine government at Banco Nacion for any amount payable by Telefonica Argentina in respect to the indemnification.

     Under Debt Consolidation Law No. 23,982, ENTel and the Argentine government may discharge their indemnity obligations by the issuance of 16-year Debt Consolidation Bonds. As of December 31, 2004, Telefonica Argentina has paid approximately Ps.6.9 million to satisfy a number of claims. On December 16, 1999, Telefonica Argentina initiated a claim for indemnification and reimbursement in connection with these payments. The case is being argued in court, and no ruling has been issued yet.

     Regardless of the number of rulings that have already been decided in Telefonica Argentina's favor, court decisions have followed the precedent set by the Supreme Court of Justice in the area of joint liability in labor matters mentioned in the second paragraph that Telefonica Argentina and its legal counsel consider will apply to its pending cases. Notwithstanding the alternative instruments that may be used by the Argentine government in the List of Conditions and in the Transfer Contract considering the effect of the above-described commitments, on the one hand, and on the basis of the opinion of Telefonica Argentina's legal counsel regarding the possible amount for which existing claims may be resolved, on the other, in Telefonica Argentina's opinion and its legal counsel's opinion the outcome of the issue should not have a material impact on Telefonica Argentina's results of operations or financial position.

   Reimbursement of Value-Added Taxes Paid by Telintar

     On April 24, 1995, Telintar filed an application with the Administracion Federal de Ingresos Publicos, formerly the Direccion General Impositiva (the "Argentine Tax Authority"), for the reimbursement of approximately Ps.21.3 million arising from the modifications of certain prior positions originally taken by Telintar with respect to the computation of VAT credits applicable to certain transactions for the period January 1, 1993 through February 28, 1995. Telintar also applied for the reimbursement of approximately Ps.5.9 million of income and asset taxes. During the fiscal year ended September 30, 1997, the AFIP-DGI accepted Telintar's position on the first claim and reimbursed Ps.20.7 million of principal and Ps.3.6 million of interest to the company. Since the AFIP-DGI has still not given its opinion on the second claim, Telefonica Argentina, as a successor in TLDA's business, has not recorded any amounts relating to the latter claim mentioned in this paragraph. In this regard, should a decision be passed sustaining Telintar's case, the successor companies will then agree on the criterion to be followed for distributing the resulting proceeds between them.

   Restitution of Services Affected by Stolen Cables

     Under Resolution 983/2002, the National Communications Commission imposed a penalty on Telefonica Argentina consisting of a fine of Ps.680,000 for alleged breach of the General Basic Telephone Service Rules, and further imposed on Telefonica Argentina several other related obligations, mainly related to the restitution of those services affected by stolen cables. Telefonica Argentina is in the process of appealing the penalty. In our and Telefonica Argentina's opinion and in the opinion of its legal advisers, the referred breach lacks legal grounds for the sanction to be correct as: (1) theft of cables is an event of force majeure that releases us from liability; (2) Telefonica Argentina has reinstated more than 90% of the services affected by theft; (3) there are sufficient public telephones installed and in operation in the affected areas to warrant effective service supply, and certain steps have been taken with the security forces to safeguard the integrity of the cables; and (4) Telefonica Argentina is reimbursing customers for non-service days and has timely answered each of the National Communications Commission's requests for information. The enforcement of these fines against Telefonica Argentina may be subject to the renegotiation process provided for under the Public Emergency Law.

   Fiber Optic Cables

     In December 2000, the Argentine Tax Authorities reviewed Telefonica Argentina's income tax returns for the fiscal years 1994 through 1999. They demanded adjustments due to differences in the criterion used to calculate the depreciation of fiber optic cables. Whereas Telefonica Argentina had applied a useful life of 15 years, the Argentine Tax Authorities assessed its taxes based on a useful life of 20 years. Having analyzed the issue, Telefonica Argentina appealed the assessment imposed by the Tax Authorities in Argentina's Administrative Tax Court based on its position that there are strong arguments against the Tax Authorities' assessment.

     However, in November 2004, the Argentine Administrative Tax Court entered a judgment against Telefonica Argentina forcing it to amend the tax returns referred to above. Additionally, the judgment repealed the penalties imposed by the Tax Authorities on the grounds that there was enough evidence to support a finding of excusable error in such tax returns. Given that judgment recently entered against Telefonica Argentina, it was compelled to pay Ps.6 million, in addition to Ps.17 million as punitive interest in December 2004. Telefonica Argentina charged these payments to expenses. Telefonica Argentina believes this matter will not have any additional effects beyond these payments.

     Notwithstanding the above paragraph, and although the final resolution is subject to the contingencies inherent in any pending court judgment, Telefonica Argentina and its legal counsel are of the opinion that there are legal grounds for a successful appeal of the judgment entered against it and have presented an appeal to have the judgment against it reviewed by the National Court of Appeals in Administrative Matters. As of the date of this Annual Report, the court has not ruled on this matter.

   Other Claims

     In October 1995, the Consumidores Libres Cooperativa Limitada de Provision de Servicios Comunitarios (the "Free Consumers Cooperative") initiated a legal action against Telecom, Telintar, the Argentine government and Telefonica Argentina to declare as void, unlawful and unconstitutional all standards and rate agreements issued since the Transfer Contract. The Free Consumers Cooperative's claim is to have the tariffs of the basic telephone service reduced and the amount supposedly collected in excess refunded, limiting them in such a way that the Licensees' rate of return should not exceed 16% per annum of the assets as determined in the List of Conditions approved by Decree No. 62/90. Other points of Telefonica Argentina's contract have been called into question as well.

     After analyzing the claim, Telefonica Argentina's legal counsel contested the allegations, petitioning that such a claim should be dismissed on the grounds that it fails to state a claim with a basis in law. The court of original jurisdiction ruled in Telefonica Argentina's favor, but this resolution was revoked by the Court of Appeals that held the claim must not be dismissed, but rather must be substantiated at the court of original jurisdiction. Through its legal counsel, Telefonica Argentina filed an appeal to the Supreme Court of Argentina against the Court of Appeals' decision, which was subsequently denied. An appeal of this denial filed with the Supreme Court of Argentina is currently pending. None of these courts has yet ruled on the substance of the claim.

     In this regard, on October 4, 2001, the Federal Appellate Court on Administrative Matters of the City of Buenos Aires awarded an injunction requested by the plaintiff that ordered the Argentine government, Telefonica Argentina and Telecom to refrain from applying the corrections set forth in
Section 2 of the rate agreements approved by Decree No. 2,585/91 until final judgment is rendered in the case, which meant that the tariffs could not be adjusted in accordance with the U.S. consumer price index.

     In Telefonica Argentina's management and legal counsel's opinion, it is unlikely and remote that the resolution of these issues would have a negative effect on the results of Telefonica Argentina's operations or Telefonica Argentina's financial position.

     On July 29, 2003, Telefonica Argentina received a communication sent by the CNC requesting it and Telefonica Larga Distancia de Argentina S.A. ("TLDA S.A."), a company that was merged into Telefonica Argentina, to pay Ps.51 million, including principal and accrued interest as of July 31, 2003, which, according to such note, would correspond to savings, plus interest, obtained by such companies pursuant to reductions in employers' social security contributions approved by Decree No. 1,520/98 and supplementary provisions, applied to salaries of such companies' personnel from April 1999 through June 2001. Pursuant to Resolution No. 18,771/99 of the Secretary of Communications, those savings were to be applied to the performance of programs or promotional projects within the framework of the presidential initiative called "argentin@internet.todos", to be managed by the International Telecommunications Union (UIT). Telefonica Argentina, both with respect to its own operations as well as successor of the rights and obligations of TLDA S.A., has recorded a liability related to those savings for the outstanding principal, for an amount of Ps.21 million, which, it understands, is its total liability as of December 31, 2004. In the opinion of its management and its legal counsel, Telefonica Argentina has solid ground to claim that this liability should not be considered as delinquent and so Telefonica Argentina reported to the CNC in a note dated August 13, 2003 challenging the assessment carried out by such agency and requesting the remanding of proceedings.

     During the normal course of business, Telefonica Argentina is subject to miscellaneous other labor, commercial, tax and regulatory claims. The outcomes of such individual matters are impossible to predict with certainty. Based on management's assessment regarding the probable loss from such claims and the advice of legal counsel, Telefonica Argentina has reserved Ps.267 million for contingencies as of December 31, 2004.

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

     As Telefonica, indirectly through TISA, is the beneficial owner of 99.96% of our capital stock and can appoint the necessary number of directors to prevail in our board of directors' decisions, Telefonica can recommend and approve or disapprove the declaration, amount and payment of dividends, subject to the availability of profits and the requirements of Argentine law. However, there can be no assurance as to whether dividends will be declared in the future or the amount thereof.

     Under a shareholders' agreement dated as of April 21, 1997, we and TISA, who as of such date owned an 83.36% equity interest in Cointel, had agreed to cause Cointel, Telefonica Argentina and their subsidiaries to distribute to their respective shareholders the maximum portion of their earnings, for each fiscal year to the extent permitted by applicable laws and any financial agreements and debt instruments to which they may be subject. The distribution of these dividends was further contingent upon whether (i) such distribution were advisable as a matter of prudent business judgment, (ii) sufficient funds were available and (iii) there were any significant restrictions on the ability of any of these companies to obtain funds in the financial markets.

     Telefonica Argentina's board of directors determines, subject to approval by the majority vote of shareholders, the timing and amount of any dividends. As its majority shareholder, Cointel effectively controls the outcome of any vote concerning dividends, subject to the availability of profits and the customary legal restrictions contained in Argentine law. There can be no assurance as to whether dividends will be declared in the future.

     As Telefonica is the beneficial owner of 100% of Cointel and can appoint the necessary number of directors to prevail in Cointel's board of directors' decisions, Telefonica can recommend and approve or disapprove the declaration, amount and payment of dividends, subject to the availability of profits and the requirements of Argentine law. However, there can be no assurance as to whether dividends will be declared in the future or the amount thereof.

     As of December 31, 2004, we carry accumulated losses amounting to Ps.2,267 million and negative shareholders' equity amounting to Ps.1,112 million, so no dividend can be distributed. See Item 3: "Key Information--Risk Factors-- We, Cointel and Telefonica Argentina suffered a significant loss in 2002, which resulted in an elimination of our, Cointel's and Telefonica Argentina's unappropriated earnings, and therefore lost our, Cointel's and Telefonica Argentina's ability to distribute dividends".

B.   Significant Changes

     Since January 1, 2003 the peso has strengthened against the U.S. dollar. On July 12, 2005, the peso/U.S. dollar exchange rate was Ps.2.87 to U.S.$1.00, which differs from the exchange rate of Ps.2.8 to U.S.$1.00 as of December 31, 2004, as published by Banco Nacion.

     On December 28, 2004, the board of directors called a special shareholders' meeting on February 15, 2005, to resolve upon the partial capitalization of the loan held by TISA with us, for an amount of up to approximately Ps.2,046 million.

     On February 15, 2005 the special shareholders' meeting approved the increase of the capital stock, for an amount of up to Ps.2,046 million, ratified the capital stock increase of Ps.2 million approved by the shareholders' meeting of December 16, 2004 and delegated to our board of directors the setting of the final amount and other issuance conditions of such capital stock increase. The capital increase can be subscribed with (i) the partial capitalization of the loan held by TISA with us, (ii) the irrevocable capital contributions of TISA for future share subscriptions of Ps.2 million or (iii) cash. In this regard, in this special shareholders' meeting, TISA expressed its intention to partially capitalize its loan for an amount of Ps.1,785 million. As a result of this capital stock increase, we expect that we will no longer be under the conditions of Item 5 of
Section 94 of the Companies Law and, consequently, with respect to this matter, we will be able to continue normal operations. See Notes 8 and 10 to the Holding Annual Financial Statements.

     Despite the plans for capitalization mentioned above, we are under the condition for mandatory capital stock reduction under Argentine law. According to Section 206 of Companies Law, if the accumulated losses exceed reserves plus 50% of the capital stock at any year end, a company is required to reduce its capital stock. However, Decree No. 540/05 dated May 30, 2005 extended the enforcement of Section 206 of the Companies Law until December 10, 2005.

ITEM 9. THE OFFER AND LISTING

A.   Offer and Listing Details.

   9.75% Series B Notes due 2007

     On February 14, 1997, we issued U.S.$225,000,000 of our 9.75% Series B Notes due 2007. The Series B Notes constitute obligaciones negociables under, and were issued pursuant to and in accordance with the requirements of, the Negotiable Obligations Law, as well as other applicable Argentine laws and regulations. As of the date of this Annual Report we have U.S.$7.6 million outstanding under these notes.

     The Series B Notes trade through the over the counter market in the United States and are listed in Argentina on the Buenos Aires Stock Exchange. The Series B Notes are not listed on any other securities exchange or quoted on any automated inter-dealer quotation system in the United States or elsewhere.

B.   Plan of Distribution.

     Not applicable.

C.   Markets.

     The Buenos Aires Stock Market, which is affiliated with the Buenos Aires Stock Exchange, is the largest stock market in Argentina. The Buenos Aires Stock Market is a corporation with 250 shareholder members authorized to trade in the securities listed on the Buenos Aires Stock Exchange. Trading on the Buenos Aires Stock Exchange is conducted by continuous open outcry, from 11:00 a.m. to 5:00 p.m. each business day. The Buenos Aires Stock Exchange also operates an electronic market system from 9:30 a.m. to 6:00 p.m. each business day, on which privately arranged trades are registered and made public. Transactions on the Buenos Aires Stock Exchange are guaranteed by the Buenos Aires Stock Market.

     To control price volatility, the Buenos Aires Stock Exchange operates a system which suspends dealing in shares of a particular issuer for a half-hour, or for the remainder of the day, when changes in the price of each issuer's shares exceed 10%, or 15%, respectively, of that day's opening price. Investors in the Argentine securities market are mostly individuals and companies. Institutional investors, which represent a relatively small percentage of trading activity, consist of a limited number of investment funds.

     Certain information regarding the Argentine equities market is set forth in the table below:

                                                                  Argentine Equities Market
                                                    ------------------------------------------------------
                                                                         December 31,
                                                    ------------------------------------------------------
                                                     2004        2003       2002        2001        2000
                                                    ------------------------------------------------------
Market capitalization (U.S.$ billions)........        231.7      184.5       103.3      192.5       165.8
As percentage of GDP(1).......................        158.8%     144.6%      103.5%      71.6%       58.3%
Annual volume (U.S.$ millions)................      4,792      2,994       1,312      4,192       9,679
Average daily trading volume (U.S.$ millions).         18.8       11.9         5.2       16.7        38.0
Number of listed companies....................         76         80          83         87          92

---------
(1)  GDP refers to the Gross Domestic Product of Argentina.

     Source: Buenos Aires Stock Market

D.   Selling Shareholders.

     Not applicable.

E.   Dilution.

     Not applicable.

F.   Expense of the Issue.

     Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.   Share capital.

     Not applicable.

B.   Memorandum and Articles of Association.

Register

     We are registered with the Argentine Public Registry of Commerce and its entry number is 6,133 of Corporations.

Corporate Objectives and Purposes of the Company

     Section three of our bylaws states that our sole purpose is to be engaged, on our own account, or on third parties' account, or associated with third parties, in Argentina, or abroad, in the active participation, either directly or indirectly, in business through companies and enterprises, either through direct shareholdings, controlled companies, partnership agreements, associations or joint ventures or through any other means and under any other forms, particularly, but not being limited to, telecommunications, communications means, and power. To such effect, we may acquire or maintain interests in another or other companies for higher amounts or its free reserves, or equivalent to 50% of its capital stock and legal reserves, as well as to perform any other acts authorized by the laws in force. All activities solely restricted to financial entities or companies engaged in managing common investment funds are excluded, pursuant to applicable laws and regulations.

Corporate Governance

     We are principally governed by three separate bodies: the shareholders, the Supervisory Committee, and the board of directors. Their roles are defined by Argentine law and our bylaws, and may be described generally as follows:

     Shareholders Meetings and Voting Rights

     Shareholders meetings are called in such manner as prescribed by applicable legislation, notwithstanding provisions for unanimous meetings. First call and second call ordinary meetings and special class meetings may be called simultaneously.

     Each common share entitles its holder to one vote. Under Argentine law, meetings of shareholders must be held in a place that corresponds with the jurisdiction of the company. Shareholders' resolutions subject to Argentine law and the bylaws are binding on all of the shareholders, although shareholders are given the right of withdrawal in connection with certain shareholder decisions.

     Shareholders meetings can be ordinary and extraordinary. At ordinary shareholders meetings, shareholders consider and resolve the following matters:

     (1) approval of financial statements and other measures connected with the conduct of our business in accordance with the law or the bylaws, as submitted to the shareholders by the board of directors or the Supervisory Committee;

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

     (7)  issuance of negotiable instruments (bonds).

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

     Our bylaws do not contain any provisions relating to:

     o    redemption provisions;

     o    sinking funds; or

     o    liability for future capital calls by us.

     There are no restrictions under Argentine law or in our bylaws limiting the rights of non-residents or non-Argentines to hold or vote our Class B Shares.

     Supervisory Committee

     In accordance with the rules contained in Companies Law No. 19,550, corporate supervision is entrusted to a Comision Fiscalizadora (a Supervisory Committee). The election of its members, individually known as sindicos (statutory auditors), and the organization and procedures of the committee are regulated by our bylaws.

     The Supervisory Committee has certain general powers and duties, notwithstanding any others as may be provided for under the Business Companies Act or our bylaws:

     o supervising our management, by an examination of its books and other documents whenever it may deem so convenient, but at least once every three months;

     o verifying, in like manner and with like frequency as indicated above, our cash and securities, as well as our obligations and the performance thereof;

     o receiving notice of and attending the meetings of the board of directors and shareholders. The Supervisory Committee may express its opinions at these meetings but is not allowed to vote;

     o ensuring that our directors have posted the required performance bonds and that the same are maintained;

     o submitting a written report on our economic and financial condition to the annual shareholders meeting;

     o providing information within its scope of responsibility to any shareholders so requesting who are owners of at least 2% of our capital;

     o calling the shareholders to an extraordinary meeting whenever it may deem necessary, and to annual or special class meetings if the board should fail to do so as required; and

     o overseeing the management of our business for compliance with the law, our bylaws or internal regulation, and any resolutions adopted by the shareholders.

     The members of the Supervisory Committee are entitled to access information and make administrative inquiries into facts or circumstances relating to any fiscal year prior to the date of their appointment.

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

     Board of Directors

     The current board of directors is made up of 6 directors and 3 alternate directors. The bylaws require that the board of directors shall consist of between 3 and 11 directors. Members of the board of directors are appointed by the general meeting of shareholders and are elected for a period of one fiscal year, at the end of which they may be re-elected or replaced.

     Certain Powers of the Board of Directors

     Our bylaws provide that the board of directors shall have full power to manage and dispose of our property, including such powers as under section 1881 of the Civil Code and Section 9 of Decree No. 5965/63 that must be vested under a special power of attorney. The board of directors may, in our name and stead, perform any acts that are in furtherance of our corporate purpose, including banking transactions with Banco Nacion, Banco de la Provincia de Buenos Aires, and other public or private banking entities.

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

     Our bylaws do not contain provisions relating to:

     o a director's power to vote on a proposal, arrangement or contract in which the director is materially interested;

     o the directors' power to vote on compensation to themselves or any members of their body;

     o borrowing powers exercisable by the directors and how such borrowing powers can be varied;

     o retirement or non-retirement of directors under an age limit requirement; or

     o    number of shares required for director's qualification.

Corporate governance framework

   Good Corporate Governance Practices

     In light of the significant conceptual and regulatory progress made in modern corporate governance rules and standards, both in the United States and in Argentina, and recognizing the need to be aligned with the worldwide objectives of Telefonica at the global level, our board of directors has implemented the following Good Corporate Governance actions.

     The overriding principles of corporate governance at Grupo Telefonica are:

     (i)   The maximization of our value in the interest of its shareholders,

     (ii) The crucial role of the board of directors in our management and administration, and

     (iii) Transparency of information in our relationships with employees, shareholders, investors and customers.

   Audit Committee

     Pursuant to the provisions set forth in the Regime of Transparency in Public Offerings as approved by Decree No. 677/01, companies whose shares are listed in stock exchanges are required to create an Audit Committee. The Audit Committee is to hold sessions jointly with three or more members of the board of directors, whose majority must be made up by independent directors according to the criteria determined by the National Securities Commission.

     Pursuant to the above, our board of directors resolved to:

     1. Create the Audit Committee as set forth in the Regime of Transparency in Public Offerings as approved by Decree No. 677/01 and General Resolution No. 400/02 of the National Securities Commission.

     2. Designate Messrs. Juan Ignacio Lopez Basavilbaso, Ernesto Jaime Ferrer and Victor Jose Diaz Bobillo as members of the Audit Committee. Victor Jose Diaz Bosillo and Ernesto Jaime Ferrer are independent directors.

     3. Determine that the Audit Committee is to start holding sessions on May 28, 2004.

     On June 14, 2004, the Audit Committee resolved to approve its Charter and on July 27, 2004 it approved its Action Plan for the fiscal year.

     Among others, the duties of the Audit Committee are as follows: (a) to express an opinion on the proposal made by the Board of Directors regarding the designation of external auditors to be hired by the Company and to oversee their independence; (b) to supervise the operation of the Company's internal control, administrative and accounting systems, as well as the reliability of the latter and of any financial information or other significant events; (c) to supervise the application of policies in relation to the Company's risk management activities; (d) to supply the market with complete information about transactions in which there are conflicts of interest with directors, officers or controlling shareholders, (e) to express an opinion on the reasonableness of the directors' fees and the stock option plans for directors and managers proposed by the Board of Directors; (f) to express an opinion on regulatory compliance issues and on the reasonableness of the terms and conditions of issuance of shares or securities convertible into shares in the event of a capital increase in which preemptive rights are excluded or restricted; (g) to verify compliance with any applicable rules of conduct; and (h) to issue an opinion, and the grounds for such opinion, in relation to transactions with related parties.

     As a preliminary measure, on December 17, 2002, the board of directors had created an Audit and Control Committee. It was an interim committee and its term of office expired as soon as we, in accordance with the provisions set forth in Decree No. 677/01, set up the current Audit Committee.

     Disclosure Committee

     The Disclosure Committee of Telefonica Argentina is responsible for receiving, classifying and reviewing all corporate information in order to determine which is to be released to the markets and arranging it in accordance with the features, terms and scope set forth in the local and foreign laws applicable to us. The Disclosure Committee's sessions and powers are governed by its internal regulations.

     Market Disclosure Rules

     (1) Along with Telefonica and pursuant to our statutory obligations, Telefonica Argentina and we have assumed a commitment of transparency to its and our shareholders, investors and the market in general, with a view to positioning the Telefonica Group as a forerunner in transparency policies.

     (2) With this objective in mind, several internal rules were issued that set the basic principles for information disclosure control systems and processes aimed at ensuring that our material information is known by our top executives and management team, and also established the mechanisms for conducting periodical evaluations of the effectiveness of those processes and systems.

     Internal Rules of Conduct on Negotiable Securities

     We, Cointel and Telefonica Argentina have established internal rules of conduct on negotiable securities for the purpose of restricting the execution of transactions involving negotiable securities of the Telefonica Group by the top management and other employees with access to privileged information. These rules provide for: a) obligations to disclose deals in which the relevant person has a personal interest, b) the prohibition to make deals using privileged information when the relevant person has a personal interest and c) dealing with confidential information.

     Rules on Registration, Reporting and Monitoring of Financial Information

     We approved The Rules on Registration, Reporting and Monitoring of Financial and Accounting information, aimed at (1) maintaining control levels that ensure that the transactions and amounts included in our financial statements are adequately reflected, (2) carrying out adequate processes that ensure that the financial information is furnished and known by the relevant responsible members of the organization, (3) defining and delimiting the responsibilities of each level within the organization regarding the reliability of the information that is publicly disclosed and applying such mechanisms as necessary to assure the confidence of investors and other users of the information, (4) establishing the mechanisms and principles necessary to maintain, to the extent permitted by the applicable laws, uniform practices and criteria of the whole Telefonica Group, (5) monitoring and ensuring that the transactions made among companies of the Telefonica Group are adequately identified and reported, and (6) maintaining adequate supervision of processes that ensure the permanent effectiveness of the financial information registration, disclosure and monitoring system, identifying and correcting any potential deficiency or failure.

The Whistleblower Hotline and Procedures to Protect the Whistleblower

     On November 10, 2004, the board of directors of Telefonica Argentina approved the Whistleblower Hotline and Procedures to Protect the Whistleblower in accordance with Section 301 of the Sarbanes Oxley Act. It established procedures for the following:

     (i) the receipt, retention and treatment of complaints received by the issuer regarding accounting, internal auditing controls, or auditing matters; and

     (ii) the confidential, anonymous submission by employees of the issuer of concerns regarding questionable accounting or auditing matters.

     The basic guidelines for the Whistleblower Hotline and Procedures to Protect the Whistleblower are as follows:

     o Access and Operation: The whistleblower hotline will be operational 24 hours a day and available for access through the Internet, mail, telephone or fax, and all issues will be treated as anonymous.

     o Internal Notice: All employees of Grupo Telefonica will be notified of the existence of the whistleblower hotline.

     o Treatment of Complaints: The corresponding area will keep a record of the complaints received and will report these complaints and the result of the investigations thereof to the Audit Committee.

     o Protection of the employee issuing the complaint: Employees issuing complaints will be protected according to applicable rules. This protection will continue even when the investigation reveals no evidence of fraud or other misconduct, provided that the employee has acted in good faith. To that effect, all complaints received are presumed to be made in good faith unless evidence to the contrary. Human Resources will be notified in the event a complaint is not made in good faith, and will proceed according to employment regulations or internal rules in force.

     o External complaints: Whoever receives a complaint involving a fraud or any other misconduct by a shareholder, client or supplier must report it to the Internal Audit Corporate Manager in order to follow the corresponding procedures.

     Implementation is to be completed by July 31, 2005.

     In addition, Telefonica Argentnia recognizes the protection given to employees under Section 806 of the Sarbanes Oxley Act, which establishes whistleblower protection for those employees who issue complaints or assist in the process of fraud detection.

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

C.   Material Contracts

     Management Contract

     See "Item 7--Major Shareholders and Related Party Transactions--Related Party Transactions--Telefonica Holding Advisory Agreement".

     Loan Agreement with TISA

     On February 12, 2001, we received a loan from TISA in the amount of U.S.$530.1 million, which accrued interest at LIBOR plus a 2.25% per annum ("the differential") for a term of one month, renewable automatically on a monthly basis unless the parties notify in writing, at least three days before due date, that they do not intend to renew the agreement. TISA is entitled to modify the differential provided it notifies us of this decision at least three business days before the end of each interest period. The funds borrowed from TISA were used to partially repurchase our Negotiable Obligations. Subsequently, on February 14, 2001, we made an early partial repayment to TISA of this loan for an amount of U.S.$37.9 million.

     On June 24, 2004, we and TISA entered into an amendment to the loan agreement whereby they agreed that the due principal will be paid semi-annually and that interest capitalization will continue being monthly, setting the differential for the first period in 9% nominal per annum. Additionally, on July 26, 2004, we and TISA agreed that the differential for the second period would be 5.5% nominal per annum, which it has remained unchanged for the following periods and the loan agreement was amended, eliminating the early termination event triggered by the existence of restrictions that could limit our ability to repay its debt with TISA. On December 27, 2004, the loan agreement was amended, and it was agreed that the capitalization of interest will be semi-annual. Additionally, during the January-March 2002 quarter, we received loans from Telefonica Argentina for US$5.8 million ("the Dollar Loans"). On April 26, 2002, we entered into an assignment agreement with Telefonica Argentina and TISA pursuant to which Telefonica Argentina assigned to TISA the Dollar Loans in the amount of US$5.8 million, which includes principal amount and accrued interest as of April 26, 2002. On December 28, 2004, our Board of Directors resolved to call a Special Shareholders' Meeting on February 15, 2005, in order to resolve upon the partial capitalization of the loan held by TISA with us for an amount of up to approximately Ps.2,046 million. On February 15, 2005, due to the capital stock increase described in
Note 7.5 of the Holding Annual Financial Statements, we and TISA agreed to amend the loan agreements in effect as of such date in order to provide for:
(i) the conversion to pesos of US$622.5 million (Ps.1,785 million) which shall not accrue interest as from February 15, 2005 and shall not become due before April 1, 2006, and (ii) ratify that the residual amount of TISA's credit for US$20 million is subject to the same conditions as those agreed upon on December 27, 2004. We believe that the capital stock increase will be completed during the current fiscal year 2005.

     In obtaining the above-mentioned loan, we have assumed certain commitments, mainly involving limitations on the sale of assets, limitations on liens of certain assets, limitations on us or any of our affiliates becoming a party in merger or spin-off operations, with certain exceptions. In addition, the loan shall forthwith become due and payable: 1) upon our default on any of the commitments assumed under the loan agreement, 2) in the event of any change in our controlling shareholder, 3) if we or our affiliates are unable to comply with their obligations, 4) changes in our main business activity, 5) if we or any of our affiliates lose the government licenses obtained and 6) if there are changes in our equity, economic and financial situation that due to their adverse nature may affect our ability to comply with the obligations assumed in the agreement or if there are restrictions that may limit our ability to repay its debts. As of June 27, 2005, the amount outstanding on this loan was U.S.$12.7 million, taking into account the partial capitalization of this loan discussed in Item 4: "Information on the Company--History and Development of the Company--Plan for Recapitalization".

     In relation to the loan of US$20 million mentioned above, TISA has advised us that, until July 1, 2006, TISA shall not consider that an acceleration event has been verified under our agreements with TISA. Additionally, some of the loan agreements in effect include acceleration events in case certain judicial or extra-judicial proceedings are filed for amounts in excess of certain net equity percentages of us or a relevant affiliate. We obtained a waiver in connection with those proceedings as of the date of issuance of the this annual report until July 1, 2006.

     On June 17, 2005 we cancelled U.S.$7 million of the above mentioned loan.

     As of December 31, 2004, our current assets are lower than current liabilities for an amount of 1,876 million, the latter including approximately Ps.1,896 million of debt owed to our controlling company.

     On December 28, 2004, the board of directors called a special shareholders' meeting on February 15, 2005, to resolve upon the partial capitalization of the loan held by TISA with us, for an amount of up to approximately Ps.2,046 million.

     On February 15, 2005 the special shareholders' meeting approved the increase of the capital stock, for an amount of up to Ps.2,046 million, ratified the capital stock increase of Ps.2 million approved by the shareholders' meeting of December 16, 2004 and delegated to our board of directors the setting of the final amount and other issuance conditions of such capital stock increase. The capital increase can be subscribed with (i) the partial capitalization of the loan held by TISA with us, (ii) the irrevocable capital contributions of TISA for future share subscriptions of Ps.2 million or (iii) cash. In this regard, in this special shareholders' meeting, TISA expressed its intention to partially capitalize its loan for an amount of Ps.1,785 million. As a result of this capital stock increase, we expect that we will no longer be under the conditions of Item 5 of Section 94 of the Companies Law and, consequently, with respect to this matter, we will be able to continue normal operations. See Notes 8 and 10 to the Holding Annual Financial Statements.

D.   Exchange Controls

     Since early December 2001, Argentine authorities implemented a number of monetary and currency exchange control measures that mainly included restrictions on the free use of funds deposited with banks and the tight restriction of transferring funds abroad, with the exception of transfers related to foreign trade and other authorized transactions. Later, the Argentine government declared the official default on foreign debt payments. On January 6, 2002, the Argentine Congress approved Law No. 25,561 on Public Emergency and Exchange System Reform that introduced dramatic changes to the economic model implemented until that date and that amended the Convertibility Law (the currency board that pegged the Argentine peso at parity with the U.S. dollar) approved in March 1991. The new law empowers the National Executive Power to implement, among other things, additional monetary, financial and exchange measures to overcome the economic crisis in the medium term.

     As a result of the above, since early 2002, the exchange rate with the U.S. dollar has increased compared to the Argentine peso (the parity was originally one peso per U.S. dollar). As of December 31, 2004 the exchange rate had increased by 197.9% (Ps.2.98 per U.S. dollar).

     Other regulations were issued subsequently, amending some of the above mentioned regulations. The main aspects of such other regulations are:

          (a) the Public Emergency and Exchange System Reform Law No. 25,561 established the pesification into pesos utility tariffs originally denominated in U.S. dollars at an exchange rate of U.S.$1 to Ps.1 and authorized the National Executive Power to renegotiate such agreements (See Note 10.1 to the Consolidated Annual Financial Statements);

          (b) an extension in the National Public Emergency situation until December 31, 2005; and

          (c) suspension of dismissals without just cause until December 31, 2005 and the establishment of penalties consisting of the payment of additional amounts equivalent to 80% of the termination pay set forth by labor regulations for employees dismissed without just cause, except in relation to personnel hired on or after January 1, 2003. This is how the Argentine government is proceeding with a stepwise reduction of the penalty formerly consisting of two times the applicable termination pay with the aim expressed in the law of fully eliminating this penalty if unemployment rates drop to less than 10%.

E.   Taxation

     Not applicable.

F.   Dividends and Paying Agents

     Not applicable.

G.   Statement by Experts

     Not applicable.

H.   Documents on Display

     We file annual reports on Form 20-F and furnish periodic reports on Form 6-K to the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. Anyone may read and copy any of these reports at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Information on the operation of the public reference rooms is available by calling 1-800-SEC-0330. Documents filed since October 1, 2002 can be found on the EDGAR system on the Securities and Exchange Commission website, www.sec.gov.

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

     Our indebtedness increased in terms of pesos as of December 31, 2004 from the end of the previous fiscal year due to the depreciation of the Argentine peso. As of December 31, 2003, our total bank and financial debt in foreign currency was the equivalent of U.S.$599 million. As of December 31, 2004, this amount had increased to the equivalent of U.S.$645 million. The impact of foreign exchange during 2004 on our net monetary position in foreign currency amounted to a loss of Ps.31 million. See Item 3: "Key Information--Presentation of figures in constant Argentine pesos". The amount of indebtedness subject to variable rather than fixed interest rates has increased by U.S.$46.7 since last year. Variable interest rate decrease reflected lower spreads (LIBOR as of December 31, 2004 was 2.78%, compared to 1.22% as of December 31, 2003).

     Set forth below is tabular information presented in our reporting currency, Argentine pesos, with respect to our net debt defined as Debt Obligations less Financial Assets (checking accounts). The table reflects principal and related exchange rates, broken down in floating rate and fixed rate debts.

SENSITIVITY TO INTEREST RATES AND EXCHANGE RATE

               Net Debt Obligations as of December 31, 2004(1)(2)

                                               MATURITY DATES
                                             (millions of pesos)                               FAIR VALUE (3)
                        ---------------------------------------------------------------------------------------------------------
                                                                                        Underlying  Associated             Book
                         2005    2006    2007    2008    2009    Subsequent    TOTAL       debt     Derivatives  TOTAL     Value
                        ---------------------------------------------------------------------------------------------------------
ARS(6)................      0      --       --    --      --         --            0         --         --          --         0
Fixed Rate(6).........      0      --       --    --      --         --            0         --         --          --         0
Interest Rate (%).....   2.52      --       --    --      --         --           --         --         --          --        --
U.S.$.................  1,894      --       22    --      --         --        1,916      1,919         --       1,919     1,916(4)
Floating Rate.........  1,894      --       --    --      --         --        1,894      1,896         --       1,896     1,894
Weighted Average
   Spread--Ref. Libor
   (%)(5).............   8.28
Fixed Rate............     --      --       22    --      --         --           22         23         --          23        22
Weighted Average
   Interest Rate (%)..   9.75    9.75     9.75
TOTAL.................  1,894      --       22    --      --         --        1,916      1,919         --       1,919     1,916

---------
(1)  Exchange rate as of December 31, 2004: Ps.2.98 = U.S.$1.00.

(2)  Total may not sum due to rounding.

(3)  We calculate the fair value as follows:

     a) Outstanding debt with related parties. As it is short term debt, and the interest rates have been settled recently, the fair value is equal to its carrying amount.

     b)   Bonds. The bonds are valued at par.

     The market values indicated may not be indicative of a trend or of values in the mid-term future.

(4) Excludes Ps.3 million of accrued interest included in bank and financial payables in Holding Annual Financial Statements as of December 31, 2004.

(5) Is the weighted average interest rate of the outstanding debt as of each date less six months U.S.$ LIBOR as of December 31, 2004 (2.78%).

(6)  Less than 1 million.

     Exchange Rate Sensitivity. While the Convertibility Law was in effect, exchange rates risks were mainly related to changes in the value of the U.S. dollar in comparison with currencies other than the Argentine peso. Since the Convertibility Law pegged the peso at a value Ps.1.00 per U.S.$1.00, in January 2002 the Argentine government devalued the Argentine peso and currently the peso/dollar exchange rate is determined by a free market. Although all of our debt is denominated in dollars, we followed until the year ended December 31, 2001 a policy of not using derivative financial instruments to hedge our exposure to exchange rate fluctuations related to our indebtedness denominated in U.S. dollars, given the existence of the Convertibility Law.

     On February 15, 2005, the special shareholders' meeting approved the partial capitalization of our debt owed to TISA, which is denominated in U.S. dollars. See Item 5: "Operating and Financial Review and Prospects--Liquidity and Capital Resources". Once this is completed, our exposure to exchange rate risk will be dramatically reduced.

     We do not hold derivative financial instruments for trading or other speculative purposes.

     Interest Rate Sensitivity. We intend to make interest payments under the remaining debt instruments after the capitalization periodically during the term of debt through maturity. The table set forth above does not reflect any prepayment or refinancing of indebtedness that may occur from time to time nor our proposed plans for recapitalization. Weighted average variable rates in the table are based on LIBOR as of December 31, 2004 (2.78%), which was lower than LIBOR as of July 12, 2005 (3.82%) due to the increase on prevailing interest rates following significant increases in U.S. rates b the U.S. Federal Reserve Board. The amounts of debt scheduled to be serviced in fiscal year 2005 corresponds to the TISA Loan. As of December 31, 2004, all of our debt obligations had terms that provide for variable interest rates, except for the outstanding 1997 Indenture Notes (maturing through 2007).

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

A.   Debt Securities.

     Not applicable.

B.   Warrants and Rights.

     Not applicable.

C.   Other Securities.

     Not applicable.

D.   American Depositary Shares.

     Not applicable.

                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

     No events required to be reported have occurred.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

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

     There were no undisclosed significant changes in our internal controls over financial reporting that occurred during the year ended December 31, 2004 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED].

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT.

     Our board of directors has determined that Mr. Juan Ignacio Lopez Basavilbaso, member of our Audit Committee, meets the requirements of an "audit committee financial expert", as defined by the SEC.

ITEM 16B. CODE OF ETHICS.

     We follow the Rules of Conduct for the Financial and Accounting Departments of the Telefonica Group in Argentina, which are filed herein as Exhibit 11.1.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

     Deloitte acted as our independent auditor for the years 2004 and 2003. The chart below sets forth fees for services performed by Deloitte in the years 2004 and 2003 (including related expenses), and breaks down these amounts by category of service in millions of pesos in historical amounts:

                                                               Total Fees
                                                      -----------------------
                                                         2004          2003
                                                      -----------------------
Audit Fees........................................    Ps. 0.447     Ps. 0.387

Audit-Related Fees................................    Ps. 0.019     Ps.    --
Tax Fees..........................................    Ps. 0.007     Ps. 0.006

All Other Fees....................................    Ps.    --     Ps.    --
Total.............................................    Ps. 0.473     Ps. 0.393

Audit Fees

     Audit fees are fees agreed upon with Deloitte, for the fiscal years 2004 and 2003 (including related expenses) for the audit of our annual financial statements and for the reviews of our quarterly financial statements submitted on Form 6-K, including the reviews of our annual report on Form 20-F.

Audit-Related Fees

     Audit-related fees in 2004 and 2003 include fees related to services not required by any statute or regulation concerning financial accounting and reporting standards.

Tax Fees

     Tax fees in 2004 and 2003 were related to services agreed-upon for tax compliance.

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

     Therefore, the Board has established the guidelines for a formal policy which established the basis for the engagement of our external auditor to provide audit services and permissible non-audit services. These guidelines include:

     (1) Service categories: the services to be provided by the external auditing firms shall be classified into the following categories:

     Permitted Services:

     o External audit and related services: These services are inherent in the role of an independent auditor and include the review and interpretation of accounting principles and their application, the review of adequate support to financing, similar transactions and other services disclosed in our annual reports or financial statements on which the external auditors shall issue an opinion. These services shall be pre-approved by the Audit Committee on an annual basis.

     o Taxes: Although these services are expressly permitted and do not have an adverse effect on the independence of external auditors, an assessment of the consulting firm ultimately engaged shall be made in each case. However, services related to the review of the annual taxes to be presented to the tax agencies are considered to be pre-approved. Pre-approval of all such services shall be provided by the Audit Committee prior to the engagement of the external auditors.

     o Services requiring specific approval: Other services requiring specific approvals are services which are specifically permitted and do not affect the independence of external auditors but are not related to external audit services or services with regards to taxes. All such other services do require pre-approval by the Audit Committee (or by the Board) prior to engagement. This pre-approval shall be granted whenever the participation of an auditing firm is proposed for an audit job to be engaged by us for which the quoting of professional services is required. To this end, the Audit Committee shall pre-approve such services or pre-approval shall be required from the Director appointed for that purpose.

     Non-permitted Services: Non-permitted services are those services that may not be provided by auditing firms as they are considered incompatible with the role of an independent auditor.

     (2) Extension of the policy and approval intervals: This policy shall be applied to us and to our subsidiaries Cointel, Telefonica Argentina and Telinver and any need to approve it on annual basis or at certain required intervals shall be determined in accordance with the changes introduced to applicable regulations.

     (3) Responsibility: It was established that the responsibility for ensuring that our external auditors are engaged only to provide such services as may be compatible with the maintenance of their independence shall rest with the Audit Committee or the board of directors.

     (4) Reporting Duties: Upon the implementation of this policy, Deloitte or any other external auditing firm, as the case may be, shall report to us annually regarding the services provided during the year, which shall qualify under pre-approved categories, for assessment by our Board of the compliance with the conditions of independence for the provision of services in accordance with the policy defined herein, local regulations and applicable U.S. legislation. We shall, in turn, prepare a detail of the fees paid to Deloitte or to any other auditing firm, as the case may be, for auditing and other services provided, for inclusion in the annual financial statements or annual reports.

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

     None

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED
          PURCHASERS.

     None

                                    PART III

ITEM 17. FINANCIAL STATEMENTS

     The Registrant has responded to Item 18 in lieu of responding to this Item.

ITEM 18. FINANCIAL STATEMENTS

     The Index to the financial statements contained herein begins on page F-1.

ITEM 19. EXHIBITS

  Exhibit No.                             Description
  -----------                             -----------

      1.1 English translation of the Estatutos (bylaws) of Telefonica Holdings de Argentina S.A. (the "Company"), as amended to date of filing.(1)

      2.1 Form of Indenture dated as of February 24, 1997, between the Company and The Bank of New York, as trustee, co-registrar, paying agent and transfer agent, together with a Supplemental Indenture dated as of December 19, 1997.(1)

      2.2 Indenture dated as of July 31, 1997, among Compania Internacional de Telecomunicaciones S.A. ("Cointel"), The Bank of New York and The Bank of New York S.A. (succeeded by Banco Rio de la Plata S.A.), as registrar, paying agent and transfer agent.(2)

      2.3 First Supplemental Indenture dated January 17, 2001, between Cointel and The Bank of New York, as trustee, co-registrar, paying agent and transfer agent.(3)

      2.4 Indenture dated as of November 3, 1994 among Telefonica de Argentina S.A. ("TASA"), Bankers Trust Company, as trustee, co-registrar and principal paying agent, The Chase Manhattan Bank, N.A., as registrar and Bankers Trust S.A., Agente del Mercado Abierto, as paying agent.(4)

      2.5 First Supplemental Indenture dated January 17, 2001, between TASA and Bankers Trust Company.(5)

      4.1        Framework Agreement, dated April 21, 1997, between T.I.
                 Telefonica Internacional de Espana, S.A. and the Company, together with a modification thereto dated January 8, 1998 (English Translation).(1)

      4.2 Shareholders' Agreement, dated April 21, 1997, between Telefonica International Holding B.V., the Company and Southtel Equity Corporation (English Translation)(1)

      4.3 Modification Agreement, dated April 24, 1997, among Telefonica de Espana S.A. ("TESA"), Telefonica de Espana S.A., Sucursal Argentina, Telefonica International Holding B.V., Teching Compania Tecnica Internacional S.A.C.I. and Inversora Catalinas S.A. (English Transaction).(1)

      4.4 Management Contract, dated November 8, 1990, between TASA and TESA, with an English summary.(6)

      4.5 Financial Services Agreement, dated April 24, 1997, between TESA and the Company (English Translation).(1)

      4.6 Loan Agreement dated February 12, 2001 between the Company and Telefonica Internacional, S.A. (English Translation).(7)

      4.6.1 Amendment to the Loan Agreement dated February 12, 2001 between the Company and Telefonica Internacional, S.A., dated January 11, 2002 (English Translation).(8)

  Exhibit No.                             Description
  -----------                             -----------

      8.1        List of Subsidiaries of Telefonica Holding de Argentina S.A.

      11.1 Rules of Conduct for the Financial and Accounting Departments of the Telefonica Group in Argentina (English Translation).

     12.1        Section 302 Certification of the Chairman.

     12.2        Section 302 Certification of the Chief Financial Officer.

     13.1        Section 906 Certification of the Chairman.

     13.2        Section 906 Certification of the Chief Financial Officer.

---------
(a)  Compensatory plan or agreement.

(1) Incorporated by reference to the Company's Registration Statement on Form F-4 (Registration No. 333-8280).

(2) Incorporated by reference to the Registration Statement on Form F-4 of Compania Internacional de Telecomunicaciones S.A. (Registration No. 333-8314).

(3) Incorporated by reference to the Annual Report on Form 20-F of Compania Internacional de Telecomunicaciones S.A. for the year ended September 30, 2002.

(4) Incorporated by reference to the Registration Statement on Form F-4 of Telefonica de Argentina S.A. (Registration No. 33-84414).

(5) Incorporated by reference to the Annual Report on Form 20-F of Telefonica de Argentina S.A. for the year ended September 30, 2001.

(6) Incorporated by reference to the Registration Statement on Form F-1 of Telefonica de Argentina S.A. (Registration No. 33-70982).

(7) Incorporated by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 2000.

(8) Incorporated by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 2001.

                                   SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                      TELEFONICA HOLDING DE ARGENTINA S.A.


                                      By: /s/ Jose Maria Alvarez Pallete Lopez
                                         -------------------------------------
                                      Name:  Jose Maria Alvarez Pallete Lopez
                                      Title: Presidente (Chairman of the Board
                                             of Directors)
Dated: July 14, 2005

                        TELEFONICA HOLDING ARGENTINA S.A.
                  TABLE OF CONTENTS OF THE FINANCIAL STATEMENTS

Table of Contents

Report of Registered Public Accounting Firm................................F-3
Balance Sheets as of December 31, 2004 and 2003............................F-7
Statements of Operations for the years ended
  December 31, 2004, 2003 and 2002.........................................F-8
Statements of Changes in Shareholders' Equity for the
  years ended December 31, 2004, 2003 and 2002.............................F-9
Statements of Cash Flows for years ended
  December 31, 2004, 2003 and 2002.........................................F-10
Notes to the Financial Statements for the years ended
  December 31, 2004, 2003 and 2002.........................................F-11

                COMPANIA INTERNACIONAL DE TELECOMUNICACIONES S.A.
           TABLE OF CONTENTS OF THE CONSOLIDATED FINANCIAL STATEMENTS

Table of Contents

Report of Registered Public Accounting Firm................................F-56
Consolidated Balance Sheets as of December 31, 2004 and 2003...............F-60
Consolidated Statements of Operations for the fiscal years ended
  December 31, 2004 and 2003, the three-month fiscal year ended
  December 31, 2002 and the fiscal year ended September 30, 2002...........F-61
Consolidated Statements of Changes in Shareholders' Equity
  for the fiscal years ended December 31, 2004 and 2003, the three-month fiscal year ended December 31, 2002 and the
  fiscal year ended September 30, 2002.....................................F-62
Consolidated Statements of Cash Flows for the fiscal years
  ended December 31, 2004 and 2003, the three-month
  fiscal year ended December 31, 2002 and the fiscal year
  ended September 30, 2002.................................................F-66
Notes to the Consolidated Financial Statements as of
  December 31, 2004, 2003 and 2002, and for the fiscal years ended December 31, 2004 and 2003, the three-month fiscal
  year ended December 31, 2002 and the fiscal year ended
  September 30, 2002.......................................................F-67

TELEFONICA HOLDING DE ARGENTINA S.A.

Financial Statements as of December 31, 2004 and 2003
and for the years ended December 31, 2004, 2003 and 2002

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



To the Board of Directors of
Telefonica Holding de Argentina S.A.


     1. We have audited the accompanying balance sheets of Telefonica Holding de Argentina S.A. (the "Company", an Argentine corporation) as of December 31, 2004 and 2003, and the related statements of operations, changes in shareholders' equity and cash flows for the fiscal years ended December 31, 2004, 2003 and 2002, prepared in accordance with accounting principles in Argentina, as adopted by the National Securities Commission ("CNV") applicable to the Company for the preparation of financial statements, which differ from the provisions of the generally accepted accounting principles approved by the Professional Council of Economic Sciences of the City of Buenos Aires, Argentina ("CPCECABA"), as described in paragraph 3 of this report. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits. We did not audit the financial statements of Telinver S.A., a consolidated subsidiary of Telefonica de Argentina S.A. ("Telefonica", a company over which the Company has indirect joint control), as of December 31, 2004 and 2003 and for the years ended December 31, 2004, 2003 and 2002 which statements show a negative shareholders' equity of $12 million (amount calculated considering the Company's indirect ownership interest in such company) and net loss of $0.6 million (amount calculated considering the Company's indirect ownership interest in such company) for the year ended December 31, 2004. The financial statements of Telinver S.A. were audited by other auditors who issued a report, which has been provided to us by the Company, dated April 4, 2005, expressing an unqualified opinion according to the standards of the Public Company Accounting Oversight Board of United States of America ("PCAOB GAAS"). Our opinion included in paragraph 5 of this report, with regard to Telinver S.A.'s figures, is based on the report of such other auditors.


     2. We conducted our audits in accordance with PCAOB GAAS. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors, mentioned in paragraph 1, provide a reasonable basis for our opinion.

     3. As explained in note 2.3 to the accompanying financial statements, Decree No. 664/03 of the National Executive Power and General Resolution No. 441/03 of the CNV suspended the application of the method for inflation adjustment as from March 1, 2003. In accordance with generally accepted accounting principles in Argentina as adopted by the CPCECABA, the requirement to restate the financial statements to reflect the effects of inflation was in effect until September 30, 2003. In compliance with the provisions of Decree No. 664/03 of the National Executive Power and General Resolution No. 441/03 of the CNV, the financial statements of the Company have been restated for inflation through February 2003. The Company indicates in such note
          2.3 that had the financial statements been restated for inflation in accordance with generally accepted accounting principles in Argentina as adopted by the CPCECABA, the Company's negative shareholders' equity and net income for the fiscal year ended December 31, 2003 would have amounted to approximately $874 million and $134 million, respectively. The Company states in note 2.3 that this effect as of and for the fiscal year ended December 31, 2004 is not significant. The financial statements for the fiscal year ended December 31, 2002, presented for comparative purposes, have been restated for inflation through February 2003.

     4. As described in note 4.a) to the accompanying financial statements, since the beginning of 2002 Telefonica has been unable to raise its regulated service rates due to the provisions of both the Economic Emergency Law No. 25,561 and the Renegotiation of Contracts Law No. 25,790. Such note also describes that although Telefonica has adopted several measures to mitigate the current impact of this situation, and certain indicators of the Argentine economy are currently showing favorable signs, future operating conditions might not continue to be stable because, in Telefonica's Management opinion, the regulatory framework in force has still not established the rules to allow reinstating the balance of the variables that constitute Telefonica's economic and financial equation. The Company has described in note 4.a) that, if as a result of the Telefonica's tariff re-negotiation, future rates would evolve at a pace that would not allow restoring Telefonica's economic and financial equation, such rate system could have an adverse impact on Telefonica's financial condition and future results of operations and, consequently, on Compania Internacional de Telecomunicaciones S.A. ("Cointel", an Argentine corporation over which the Company has joint control) and the Company.

     5. In our opinion, based on our audits and on the report of the other auditors mentioned in paragraph 1, the financial statements mentioned in paragraph 1 present fairly, in all material respects, the financial position of the Company as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the fiscal years ended December 31, 2004, 2003 and 2002, in conformity with generally accepted accounting principles in Argentina approved by the CPCECABA, except for the lack of restatement of the financial statements to reflect the effects of inflation until September 30, 2003 as described in paragraph 3 of this report.

     6. The financial statements referred to in paragraph 1 have been prepared assuming that the Company and Cointel will continue as going concerns. As described in note 8 to the accompanying financial statements, as of December 31, 2004, the Company had a negative shareholders' equity of $1,112 million, and it was under the conditions for dissolution due to the loss of its capital stock set forth in item 5 of section 94 of the Argentine Business Associations Law No. 19,550 ("LSC"). In this regard, as stated in such note 8, Decree No. 540/05 dated May 30, 2005, resolved the extension of the suspension period for the application of item 5 of section 94 of the LSC up to December 10, 2005. In addition, the Company states in note 10 that on February 15, 2005, the Special Shareholders' Meeting approved an increase in the Company's capital stock for an amount of up to $2,046 million, having delegated in the Company's Board of Directors the setting of the final amount and other issuance conditions of such capital stock increase. In connection with such capital stock increase, in that meeting Telefonica Internacional, S.A. ("TISA", majority shareholder), expressed its intention to contribute the amount of $1,785 million corresponding partially to the loan held by TISA with the Company. As a result of this capital stock increase, the Company expects that it will no longer be under the conditions of item 5 of section 94 of the LSC beyond the suspension period mentioned above and, consequently, with respect to this matter, it will be able to continue normal operations. Likewise, as explained in note 4.a) to the accompanying financial statements, as of December 31, 2004, Cointel's unconsolidated current assets are lower than its unconsolidated current liabilities by $1,459 million. The current liabilities include a 99.6% ($1,454 million) of debt owed to TISA. Consequently, as of the date of issuance of this report, Cointel's ability to meet its short term liabilities will depend on TISA's continued refinancing of the loans granted to Cointel, or on the obtainment of other financing from related or unrelated parties, which up to date are not available in sufficient amounts for Cointel. The above-mentioned uncertainty related to the financial situation of Cointel raises a substantial doubt about the ability of Cointel and, consequently, of the Company to continue as going concerns. The financial statements referred to in paragraph 1 of this report do not include any adjustments or reclassifications that might result from the outcome of such uncertainty.


     7. CNV and accounting principles generally accepted in Argentina followed by the Company (see paragraph 1 of this report) vary in certain significant respects from generally accepted accounting principles in the United States of America. The application of the latter would have affected the determination of net (loss) income for the fiscal years ended December 31, 2004, 2003 and 2002, and the determination of accumulated deficit and financial position as of December 31, 2004 and 2003, to the extent summarized in note 11.



Buenos Aires, Argentina,
     July 8, 2005

            DELOITTE & Co. S.R.L.
          C.P.C.E.C.A.B.A. Vol. 1 - Fo. 3



          ALBERTO A. ALLEMAND
                  (Partner)
     Certified Public Accountant - U.B.A.
      C.P.C.E.C.A.B.A. Vol. 103 - Fo. 223


Deloitte refers to one or more of Deloitte Touche Tohmatsu, a Swiss Verein, its member firms, and their respective subsidiaries and affiliates. As a Swiss Verein (association), neither Deloitte Touche Tohmatsu nor any of its member firms has any liability for each other's act or omissions. Each of the member firm is a separate and independent legal entity operating under the names "Deloitte", "Deloitte & Touche", "Deloitte Touche Tohmatsu", or other related names. Services are provided by the member firms or their subsidiaries or affiliates and not by the Deloitte Touche Tohmatsu Verein.

                      TELEFONICA HOLDING DE ARGENTINA S.A.

                               Registered Address:
         Av. Ingeniero Huergo 723 - Ground floor, City of Buenos Aires


                         FISCAL YEARS No. 29 and No. 28

                       BEGINNING JANUARY 1, 2004 and 2003

              FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004 AND 2003
            AND FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002


Principal business of the Company: Direct or indirect participation in businesses related to the areas of telecommunications, media and energy.

Registration with the Public Registry of Commerce:

-    Of the articles of incorporation: October 25, 1976.
-    Of the last change to the bylaws: March 31, 2004 (1).

Registration number with the "Inspeccion General de Justicia" (the governmental regulatory agency of corporations): 6,133.

Duration of the corporation: through October 24, 2075.

Fiscal year-end: December 31.

Controlling company:

     Name: Telefonica Internacional, S.A.

     Registered address: Av. Ingeniero Huergo 723 - Ground floor, Buenos Aires.

     Principal business: Holding Company.

     Controlling shareholding percentage of the Company's capital stock: 99.96%. (See Note 7.1.)

     Controlling shareholding percentage of the Company's total votes: 99.97%.

Capital structure:  See Note 7.1.



(1) See Note 7.2.


                                                     MARIO EDUARDO VAZQUEZ
                                                         Vicepresident
                                                      acting as Chairman

                      TELEFONICA HOLDING DE ARGENTINA S.A.

                                 BALANCE SHEETS

                        AS OF DECEMBER 31, 2004 AND 2003

                  Amounts stated in millions of Argentine pesos
                       restated as described in Note 2.3.

                                                   December            December
                                                     2004                2003
                                                  ------------------------------
CURRENT ASSETS

Other receivables (Note 3.1.)                           27                  27
                                                  ------------------------------
   Total current assets                                 27                  27
                                                  ------------------------------
NONCURRENT ASSETS

Other receivables (Note 3.1.)                            -                   -
Investments (Note 3.2.)                                786                 920
                                                  ------------------------------
   Total noncurrent assets                             786                 920
                                                  ------------------------------
   Total assets                                        813                 947
                                                  ==============================
CURRENT LIABILITIES

Financial payables (Note 3.4.)                       1,897               1,731
Accounts payable                                         1                   1
Taxes payable                                            2                   2
Other payables                                           3                   3
                                                  ------------------------------
    Total current liabilities                        1,903               1,737
                                                  ------------------------------
NONCURRENT LIABILITIES

Financial payables (Note 3.4.)                          22                  22
                                                  ------------------------------
    Total noncurrent liabilities                        22                  22
                                                  ------------------------------
    Total liabilities                                1,925               1,759

SHAREHOLDERS' EQUITY (per related statements)       (1,112)               (812)
                                                  ------------------------------
    Total liabilities and shareholders' equity         813                 947
                                                  ==============================


     The accompanying Notes 1. to 12. are an integral part of these financial statements.


                                                     MARIO EDUARDO VAZQUEZ
                                                         Vicepresident
                                                      acting as Chairman

                      TELEFONICA HOLDING DE ARGENTINA S.A.

                            STATEMENTS OF OPERATIONS

              FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

                 Amounts stated in millions of Argentine pesos,
                except for per share amounts which are stated in
               Argentine pesos, restated as described in Note 2.3.


                                                                December     December     December
                                                                  2004         2003         2002
                                                              --------------------------------------
Equity interests in Section 33 - Law 19,550 ("LSC")
  companies and related parties (Note 3.6.) (5)                    (134)           98      (1,280)

Other income relating to equity interests
  in Section 33 Law 19,550 companies and
  related parties, net (Notes
  2.5.g) and 5.c)(i)                                                 33            40          57

Administrative expenses (Note 12.4.)                                 (2)           (2)         (4)

Financial gains and losses
   On assets (4)
       Exchange differences (2)                                       -             -           2
       Inflation loss on monetary accounts                            -             -         (35)

   On liabilities (1)
       Exchange differences (2)                                     (31)          255        (587)
       Interest (2)                                                (166)         (174)       (206)
       Inflation gain on monetary accounts                            -             -           2
                                                              --------------------------------------
Net (loss) income for the year before
  income tax and tax on
  minimum presumed income                                          (300)          217      (2,051)

Income tax and tax on minimum presumed income (Note 2.5.e)            -             -          (9)
                                                              --------------------------------------
Net (loss) income for the year                                     (300)          217      (2,060)
                                                              ======================================
Net (loss) earnings per share for the year (Note 2.5.h) (3)       (0.74)         0.53       (5.09)
                                                              ======================================

     (1)  Corresponds mainly to financial payables.
     (2)  In 2003 and 2002, includes inflation effects. See Note 2.3.
     (3)  Basic and diluted.
     (4) In 2002, corresponds mainly to current investments and other receivables.
     (5)  Section 33 of Law 19,550 relates to the definition of related parties.

              The accompanying Notes 1. to 12. are an integral part
                         of these financial statements.


                                                     MARIO EDUARDO VAZQUEZ
                                                         Vicepresident
                                                      acting as Chairman

                      TELEFONICA HOLDING DE ARGENTINA S.A.

                  STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

              FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

                  Amounts stated in millions of Argentine pesos
                       restated as described in Note 2.3.

                                                                                                                  Retained
                             Shareholders' contributions                Non-capitalized contributions          earnings (losses)
                     ---------------------------------------------------------------------------------------------------------------
                          Outstanding capital
                                 stock         Comprehen-         Irrevocable
                        -----------------------   sive              Capital     Comprehensive
                                                 Adjust-            Contri-     Adjustment
                        Authorized  Pending of    ment    Premium   butions         to                               Unappro-
                           for    authorization    to       on       for        irrevocable                          priatted
                          public   for public    capital   share  future share    capital        Other       Legal   earnings
    Description          offering   offering      stock    issue  subscriptions contributions contributions reserve  (losses)  Total
------------------------------------------------------------------------------------------------------------------------------------
Balances as of
  December 31, 2001        405         -          484       172         2             2           19          71       (71)    1,084

Alignment of periods for
  valuation of Equity
  interests in
  Section 33 LSC
  companies and
  related parties (1)        -         -            -         -         -             -            -           -       (41)     (41)

Net loss for the
  fiscal year
  ended December
  31, 2002                   -         -            -         -         -             -            -           -    (2,060)  (2,060)
                        ------------------------------------------------------------------------------------------------------------
Balances as of
  December 31, 2002        405         -          484       172         2             2           19          71    (2,172)  (1,017)

Transition adjustment
  due to the application
  of the new accounting
  principles in
  Telefonica (2)             -         -            -         -         -             -            -           -       (12)     (12)

Net income for the
  fiscal year ended
  December 31, 2003          -         -            -         -         -             -            -           -       217       217
                        ------------------------------------------------------------------------------------------------------------
Balances as of
  December 31, 2003        405         -          484       172         2             2           19          71    (1,967)    (812)

Capitalization of
  irrevocable capital
  contribution according
  to the General and
  Special Class "B"
  Shareholders'
  Meeting dated
  December 16, 2004 (3)      -         2            2         -        (2)           (2)           -           -         -         -

Net loss for the
  year ended
  December 31, 2004          -         -            -         -         -             -            -           -      (300)    (300)
                        ------------------------------------------------------------------------------------------------------------
Balances as of
  December 31, 2004        405         2          486       172         -             -           19          71    (2,267)  (1,112)
                        ============================================================================================================

     (1)  See Note 2.5.b).

     (2) Adjustment of balance at the beginning of the year of unappropriated losses due to the application for the first time of the accounting rule for measuring derivative financial instruments in Telefonica (See
          Note 2.4).

     (3)  See Note 7.4.

                The accompanying Notes 1. to 12. are an integral
                      part of these financial statements.


                                                     MARIO EDUARDO VAZQUEZ
                                                         Vicepresident
                                                      acting as Chairman

                      TELEFONICA HOLDING DE ARGENTINA S.A.

                          STATEMENTS OF CASH FLOWS (1)

              FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

                  Amounts stated in millions of Argentine pesos
                       restated as described in Note 2.3.

                                                          December     December     December
                                                            2004         2003         2002
                                                       ---------------------------------------
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents at end of year                      -            -            3
Cash and cash equivalents at beginning of year                -            3            3
                                                       ---------------------------------------
Decrease in cash and cash equivalents                         -           (3)           -
                                                       =======================================
Causes of changes in cash and cash equivalents

Cash flows from operating activities:

Net (loss) income for the year                             (300)         217       (2,060)

Adjustments to reconcile net (loss)
   income for the year to cash flows from
   operating activities:
   Income tax and tax on minimum presumed income              -            -            9
   Equity interests in Section 33 LSC
       companies and in related parties                     134          (98)       1,280
   Financial gains and losses                               197          (81)         814

Changes in assets and liabilities:
Other receivables (2)                                         -            3          (20)
Taxes payable                                                 -           (1)           -
Other payables                                                -            -           (2)
                                                       ---------------------------------------
     Total cash flows from operating activities              31           40           21
                                                       ---------------------------------------
Cash flows used in financing activities:
   Increase in financial payables                             -            -           16
   Payment of financial payables                              -            -          (14)
   Payment of interest                                      (31)         (43)         (23)
                                                       ---------------------------------------
     Total cash flows used in financing activities          (31)         (43)         (21)
                                                       ---------------------------------------
     Decrease in cash and cash equivalents                    -           (3)           -
                                                       =======================================

     (1) Cash and cash equivalents (current investments) with an original maturity not exceeding three months are considered to be cash and cash equivalents which totaled: (i) 3 million in cash and banks as of December 31, 2002 (cash at the beginning of 2003) and (ii) 1 million in cash and banks and 2 million in current investments as of December 31, 2001 (cash at the beginning of 2003).
     (2) In 2002, net of 9 million related to the charge disclosed in the caption "Income tax and tax on minimum presumed income" in the statement of operations.


              The accompanying Notes 1. to 12. are an integral part
                         of these financial statements.


                                                     MARIO EDUARDO VAZQUEZ
                                                         Vicepresident
                                                      acting as Chairman

                      TELEFONICA HOLDING DE ARGENTINA S.A.

                        NOTES TO THE FINANCIAL STATEMENTS

              FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

                 Amounts stated in Argentine pesos (except where
                   expressly indicated that figures are stated
              in other currency) restated as described in Note 2.3.


1.   BUSINESS OF THE COMPANY

     Telefonica Holding de Argentina S.A. ("the Company") is primarily engaged, through the joint-controlled companies (see Note 4.a) in the telecommunications business ("Telecommunications Business") in Argentina .

     As of December 31, 2004, the Company conducts its Telecommunications Business through its 50.0% interest in Compania Internacional de Telecomunicaciones S.A. ("Cointel") (see Note 4.a), which controls the outstanding capital stock of Telefonica de Argentina S.A. ("Telefonica") through its ownership interest in 100% of Telefonica's Class "A" shares (see Notes 4.a) and 6.2.a) and 40.2 million Class "B" shares of Telefonica which represents approximately 62.5% and 2.3%, respectively, of Telefonica's outstanding capital stock.

     Additionally, as of December 31, 2004, the Company holds a 4.71% ownership interest in Atlantida Comunicaciones S.A. ("Atco") (see Note 4.b). Atco is a holding company with a direct and indirect interest in broadcast television companies and in radio stations. Likewise, the Company holds a 26.8% ownership interest in AC Inversora S.A. ("AC"). AC is a holding company, which until July 4, 2002, had indirect interest in broadcast television companies (see Note 4.c).

     As of December 31, 2004, as a result of several transactions described below in "Agreement between the Company's Former Principal Shareholders and Telefonica, S.A. ("TESA")" and in Note 7.2., Telefonica Internacional, S.A. ("TISA")'s equity interest in the Company amounts to 99.96%. (See Note 7.1.).

     Agreement between the Company's Former Principal Shareholders and TESA

     On April 11, 2000, certain affiliates of Hicks, Muse, Tate & Furst, Inc. ("Hicks Muse"), including HMTF - Argentine Media Investments Ltd. ("HMTF"), Republica Holdings Ltd. ("Republica Holdings") and International Investments Union Ltd. ("IIU") ("HMTF Affiliates") and International Equity Investments, Inc. ("IEI"), a Citibank N.A. subsidiary, (together with HMTF Affiliates, the "Former Principal Shareholders" and from now on the "Participating Shareholders") and TESA ("the Parties") entered into a Stock Exchange Agreement (the "Stock Exchange Agreement", and from now on "the Contract") whereby, after certain precedent conditions were met, on December 15, 2000, the Participating Shareholders transferred to TESA 80.9% of the Company's capital stock, representing 84.7% of the Company's total votes, in exchange for TESA common shares issued. On June 29, 2001, TESA informed the Company that on May 8, 2001, it transferred to TISA, TESA's wholly owned subsidiary, all of TESA's 80.9% equity interest in the Company. Additionally, as a result of the capital stock reduction described in Note 7.2., TISA's equity interest in the Company, increased from 80.9% to 99.96%.

     As part of the Contract, and according to the transactions provided therein and in certain related agreements, Southtel Holdings S.A. ("Shosa"), a company previously controlled by the Company, redeemed to the Company irrevocable capital contributions, which included, among other: (a) Shosa's 26.8% ownership interest in Atco (see Note 4.b), (b) Shosa's 26.8% ownership interest in AC and (c) Shosa's 20% ownership interest in Torneos y Competencias S.A. ("TyC"), including the net book value of the related goodwill as of September 30, 2000. On December 15, 2000, the Company transferred to ACH Acquisition Co. ("ACH") its ownership interest in Shosa, whose main asset as of that date was its ownership interest in Cablevision S.A. and its main liabilities were a loan of US$135.9 million made to Shosa by ACH, and other liabilities of approximately US$27 million. The Shosa selling price was US$395.3 million, and was collected through a promissory note issued by ACH (the "Promissory Note"). Additionally, as part of the Contract, and according to the transactions provided therein and in certain related agreements, the Company paid off its financial liabilities except for the amounts payable under the Negotiable Obligations for US$500 million issued on February 24, 1997, under the US$500 million Program (see Note 9.) and sold its ownership interests in related companies and in certain related assets, except for its ownership interests in Cointel, Atco and AC and the agreement described in Note 5.c.(i).

     As of the date of issuance of these financial statements, the Company is not aware of any fact that could have an adverse effect on the Company's business, financial conditions or results of operations, related with the transactions described previously in this note.


2.   BASIS OF PRESENTATION AND ACCOUNTING PRINCIPLES APPLIED

     2.1. Financial statements required in Argentina

          In accordance with generally accepted accounting principles and current legislation in Argentina, the presentation of the parent company's unconsolidated financial statements is mandatory. Proportional consolidated financial statements are to be included as supplementary information to the individual financial statements. Technical Resolution ("RT") No. 4 "Consolidation of financial statements", modified by RT No. 19, requires that companies having "Joint control" over investees present supplementary information of such companies following the proportional consolidation method. Therefore, since the Company has "Joint control" over Cointel (see
          Note 2.4.b)2.), for local reporting purposes, the Company should consolidate (in proportion to its equity interest in Cointel), line by line, their balance sheets as of December 31, 2004 and 2003, and their statements of operations and cash flows for the years ended on December 31, 2004, 2003 and 2002, with the consolidated balance sheet, statements of operations and cash flows included in the consolidated financial statements of Cointel and its subsidiaries Telefonica and Telinver S.A. ("Telinver") as of such dates. For the purpose of these financial statements and for the reasons explained in Note 2.2., the Company presents its unconsolidated financial statements as of December 31, 2004 and 2003 and for the years ended December 31, 2004, 2003 and 2002. Presentation of the proportional consolidated financial statements as of December 31, 2004, 2003 and 2002 has been omitted, since it is not required by the Securities and Exchange Commission of the United States of America ("SEC").

     2.2. Basis of presentation

          The financial statements of the Company for the years ended December 31, 2004, 2003 and 2002 have been prepared in accordance with generally accepted accounting principles in Argentina applicable to the Company adopted by the National Securities Commission in Argentina ("CNV") ("Argentine GAAP"), which except for the matter mentioned in
          Note 2.3. with respect to the amounts corresponding to December 31, 2003, do not differ significantly from the provisions of the professional accounting principles approved by the Professional Council of Economic Sciences of the City of Buenos Aires ("CPCECABA") and are presented in constant Argentine pesos (see Note 2.3.). These financial statements also include certain additional disclosures in order to conform more closely to the form and content required by the SEC. A description of the significant differences between Argentine GAAP and generally accepted accounting principles in the United States of America ("US GAAP") is set forth in Note 11.

     2.3. Presentation of financial statement's in constant pesos

          Until the three-month period ended March 31, 2002, the Company's financial statements had been prepared recognizing the effects of changes in the purchasing power of money through August 31, 1995 (maintaining the restatements recorded until that date), by the restatement of amounts to constant pesos, by means of the application of the restatement method in constant currency as stated in the generally accepted accounting principles set forth by the Argentine Federation of Professional Councils in Economic Sciences ("FACPCE") in effect as of that date. Effective September 1, 1995, for Argentine GAAP purposes, and considering the economic stability conditions as of such date and according to the requirements of the CNV, the Company had discontinued the application of the restatement method. This criterion was accepted under Argentine GAAP until December 31, 2001.

          In 2002, as a result of the new inflationary conditions and the changes to the Argentine economic model resulting from the enactment of the Public Emergency and Exchange System Reform Law the CPCECABA approved the reinstatement of inflation accounting in financial statements for fiscal years or interim periods ended on March 31, 2002 in accordance with the professional accounting principles, and provided that all recorded amounts restated by changes in the general purchasing power until the suspension of such adjustments and any other amounts originated in transactions during the stability period are to be considered stated in currency of December 2001.

          Decree No. 1,269/02 of the National Executive Power ("NEP") and later Resolution No. 415/02 of the CNV, reestablished the requirement of presentation of financial statements in constant currency. Nevertheless, in 2003, Decree No. 664/03 of the NEP and the later Resolution No. 441/03 of the CNV set forth again that as from March 1, 2003, the restatement of financial statements in constant currency should be discontinued.

          However, the CPCECABA discontinued the application of the method that required restatement into constant currency as from October 2003. In accordance with the above, the financial statements of the Company as of December 31, 2004 and 2003 and for the years ended December 31, 2004, 2003 and 2002 have been prepared recognizing the effects of variations in the purchasing power of the Argentine peso until February 28, 2003 (restated according to the changes in the Argentine wholesale price index published by Argentine Institute of Statistics and Census ("INDEC")) in compliance with the regulations issued by the NEP and the CNV (the accumulated effect between January 1, 2003 and September 30, 2003 was a 1.4% decrease).

          The effect on the Company's shareholders' equity as of December 31, 2004 and on the net loss for the year ended December 31, 2004 of not restating figures until September 30, 2003 is not significant.

          The negative shareholders' equity as of December 31, 2003 and the net income for the fiscal year ended December 31, 2003 would have amounted to 874 million and to 134 million, respectively.

          In addition, the financial statements of the Company for the fiscal year ended December 31, 2002, would have been restated to recognize the effects of the changes in the currency purchasing power for the period March though September 2003.

     2.4. Accounting principles applied

          The Governing Board of the FACPCE approved RTs Nos. 16, 17, 18, 19 and 20, introducing changes in professional accounting principles related to valuation and disclosure. These resolutions were approved, with certain amendments, by CPCECABA. The provisions contained in these resolutions are applicable to the Company for years beginning on or after January 1, 2003. On January 14, 2003, the CNV approved, through Resolution No. 434/03, with certain amendments, the above-mentioned RTs to become effective for the years beginning on January 1, 2003 permitting their early adoption.

          Therefore, the Company's financial statements have been prepared considering the accounting principles adopted by the CNV which, except for the matter mentioned in Note 2.3., do not differ from professional accounting principles approved by the CPCECABA. See Note 2.5.

          For purpose of the information requested by RT No. 18, the Company has identified that its most important operation segment is its indirect ownership interest in Telefonica.

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

          The application of such standards in accordance with Resolution No. 434/03 of CNV gave rise to the following change in valuation criteria in Telefonica, which has been booked by the Company in 2003 for an amount of 12 million (loss), as explained below:

          RT No. 20 sets forth the specific valuation and disclosure criteria to be applied to derivative financial instruments and hedging transactions. According to this standard, hedging derivative instruments must be disclosed in the financial statements as either assets or liabilities at their fair value as of the date of the measurement. Should the financial instrument be intended to cover cash flow risks, the variation in fair value must be charged, according to the amendment introduced by the CPCECABA, to a specific account "Temporary differences in the measurement of derivative instruments intended as effective coverage" in the balance sheet and subsequently charged to the statement of operations for the year once the assets or liabilities covered have an impact on the income/loss for such year. If, instead, the financial instrument were to protect against the risk of changes in fair value, any variation in fair value must be directly charged to the statement of operations for the year. In both cases, the non-effective coverage portion of derivative financial instruments must be directly charged to the statement of operations for the year at the time such condition is known. The transition rule for the initial application sets forth that the difference between the previous measurement and that resulting from this new rule to determine the valuation of the instruments not designated as for hedging purposes, as well as those with no effective hedging coverage as defined in the standard, should be charged to the balance of Unappropriated retained earnings/accumulated losses at the beginning of the year in which this standard applies for the first time. Comparative figures have not been restated as required by the transition rule that establishes not to correct accounting balances of the previous years in the first year of application.

     2.5. Valuation and presentation methods

          The Company applied the valuation criterion established in CNV regulations, which, in their application to the transactions and the balances included in these financial statements, except for the matter mentioned in Note 2.3. related to the figures as of December 31, 2003, do not differ significantly from the provisions of the professional accounting principles applicable to the Company and approved by CPCECABA.

          The preparation of financial statements in conformity with generally accepted accounting principles in Argentina requires the Company's Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses of each year.

          Among other issues, these financial statements include the effects of economic and foreign exchange regulations known as of the date of issuance of these financial statements. All Management estimates have been made considering such regulations (among others, see Notes 2.7., 4.a) and 5.c.(ii)), based on material estimates concerning the effects of the crisis in Argentina and related economic and regulatory government actions. Some of these measures, which directly and indirectly affect the Company's operations, have been challenged in legal actions filed by third parties to which the Company is not party. The effects of any additional measures that could be implemented by the Argentine Government and the implementation of those already adopted, as well as the effect of potential modifications resulting from such legal actions, will be considered in the financial statements when they become known by the Company's Management.

          Final results may differ from those estimated by the Company's Management. Accordingly, the decisions that are to be made in reliance on these financial statements should consider the potential future development of such governmental actions, and the Company's financial statements should be read in light of those circumstances.

     The principal valuation methods used in the preparation of the financial statements are as follows:

     a)   Other receivables and payables (except financial payables)

          - In local currency: at nominal value, plus, if applicable, the financial results accrued as of the end of each year

          - In foreign currency: at nominal value converted at the exchange rates applicable to their settlement prevailing as of the end of each year, in accordance with the uses intended by the Company, plus, if applicable, the financial result accrued as of those dates, which do not differ significantly from the measurement at discounted value of the cash flows based on the rate of the transaction (see Note 12.3). Exchange differences have been charged to income/(loss) of each year (see Note 2.5.g).

               As long as Law No. 25,561 (Public Emergency and Exchange Regime Reform Law) is still in force, the interpretation of the CPCECABA has been that the discount rate to be used will be such as stated in the transaction, and in the absence of such rate or a representative rate for the transaction, the interest rate quoted by Banco de la Nacion Argentina for savings accounts will be taken into account. As of December 31, 2004 and 2003 this rate stood at approximately 1% nominal per annum. This criterion was not applied to current captions because the CPCECABA has interpreted that the low level of variation in the internal wholesale price index allows for considering the period as one of economic stability.

     b)   Long-term investments

          - Ownership interests in related parties valued by the equity method:

               The investment in Cointel as of December 31, 2004 and 2003, is valued by the equity method of accounting, calculated taking into account Cointel's shareholders' equity after deducting Cointel's preferred stock and unsettled accumulated preferred dividends as of such dates, calculated using the financial statements of Cointel as of December 31, 2004 and 2003, respectively, restated as described in Note 2.3. In the first quarter of 2002, the Company eliminated the three-month lag in computing its participation in Cointel's equity that existed until 2001. The effect of the elimination of the three-month lag and the above mentioned alignment of periods gave rise to a 41 million (restated as described in Note 2.3.) decrease in unappropriated earnings as of December 31, 2002, related to the loss on equity investment in Cointel during the October-December 2001 period. Consequently, the equity interest in Section 33 - LSC companies and related parties was calculated considering the Company's equity participation on Cointel's income for the years ended December 31, 2004, 2003 and 2002, after deducting Cointel's accrued preferred dividends as of such dates (see Note 2.3.).

               Additionally, the caption "Investments" includes the residual value of the goodwill on its investment in Cointel and its depreciation is disclosed under the caption "Equity interests in
               Section 33 - Law 19550 companies and related parties". The goodwill corresponds to the difference between the acquisition cost and the valuation by the equity method as of the purchase date of the shares concerned, which is being amortized over a period of 20 years. The goodwill is restated as explained in Note 2.3.

               The analysis of the recoverability of the Company's booked value of the goodwill related to its investment in Cointel as of December 31, 2004, has been made on the basis of the Company's management best estimate of future cash flows of Cointel and Telefonica, considering current information and future telephone service tariffs estimates of Telefonica. The Company's, Cointel's and Telefonica's Management have monitored the evolution of the macroeconomic variables that affect their businesses and, from time to time, they have adjusted their projections based on the latest trends. As explained in Note 4.a), the main macroeconomic variables have shown a relative stabilization. In the opinion of the Company's Management, based on the preparation of projections based on such trends and the consideration of Telefonica's operating strategies available for possible scenarios, the Company will obtain future cash flows enough to recover booked value of the goodwill, that as of December 31, 2004 amounts to 492 million. Notwithstanding the foregoing, as explained in Note 4.a)., the Company's, Cointel's and Telefonica's Management will continue to monitor the projected situation and will assess the effect of any new future developments.

               The accounting principles applied by Cointel to prepare its financial statements, which were used by the Company to determine its equity interest in such company are, if applicable, the same as those described in this Note.

               On the basis of information furnished by AC to the Company, as of December 31, 2004, the Company's equity interest in AC's is negative. Consequently, the Company valued its equity interest in AC by the equity method up to the limit of the committed contributions as of December 31, 2004, recording, consequently, such investment in AC at nil. See Note 4.c).

               Additionally, as of December 31, 2003, the Company valued its investment in Atco at nil due to its negative shareholders' equity and that the Company was under no obligation to make capital contributions for the purpose of revert such situation. Additionally, as of such date, the Company valued its investment in AC at nil, to adjust it to its estimated recoverable value pursuant to information available as of such date.

               -    Other investments valued at cost:

               Corresponds to the shareholding interest in Atco as of December 31, 2004 valued at the historical cost restated by inflation up to the limit of its estimated recoverable value, due to the fact that as of such date the Company did not have a significant influence in Atco (see Note 4.b). Therefore, as Atco had a negative shareholders' equity as of such date, the Company has maintained its equity interest at nil.

               Additionally, includes one common share of $1 nominal value of Vigil Corp S.A. ("Vigil"), and one common share of $1 nominal value of Telefonica Media Argentina S.A. ("Temarsa"), valued at $1 each. (See Note 4.d). As of December 31, 2004 and 2003, given the fact that the Company does not have significant influence in such companies, the Company has valued such investments at historical cost restated as described in Note 2.3.

          c)   Intangible assets:

               Correspond to the issuance costs of Negotiable Obligations, which are being depreciated over the remaining life of the related financial payables (restated as explained in Note 2.3.) As of December 31, 2004, the original value and its accumulated depreciation amount to approximately 61 million, and the net book value amounts to approximately 0.2 million, which will be fully depreciated in February 2007. See Note 9.

          d)   Financial payables:

               In foreign currency: at nominal value plus interest accrued as of December 31, 2004 and 2003, respectively, payable on the different maturity dates, converted at the exchange rate in effect at the end of each year, calculated at the contractual interest rate in effect as of such dates (See Note 12.3.). Exchange differences have been charged to income/(loss) of each year (See Note 2.5.g).

          e)   Income tax and tax on minimum presumed income

               The Company records income tax by applying the deferred method.

               Deferred tax assets resulted mainly from the temporary differences arising from tax loss carryforwards and the tax treatment given in 2002 to exchange differences generated by financial payables in foreign currency.

               In order to book the above differences, the Company applied the liability method which sets forth the determination of net deferred tax assets or liabilities based on temporary differences charged to the "Income tax" caption in the statement of operations.

               The Company's Management evaluates the recoverability of deferred tax assets based on estimates. Ultimately, the recoverability of deferred tax assets depends upon the Company's ability to generate enough taxable income during the years in which these temporary differences are expected to be deductible.

               In considering its estimate, the Company's Management takes into account the reversal time period of deferred tax assets, projected taxable income and tax planning strategies. This assessment is based on a series of internal forecasts updated to reflect the trends. In accordance with accounting principles in force, the Company must recognize deferred tax assets when future deductibility is likely. Therefore, due to the effects of economic and foreign exchange regulations carried out by the government in 2002, the probability of recovering deferred tax credits by the Company was significantly affected. Consequently the Company has booked a reserve for the balance of deferred tax assets whose recovery depends upon the generation of future taxable income.

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

               The Company's foreign exchange tax loss as calculated by the above procedures and by application of a $1.40 exchange rate for the U.S. dollar was approximately 203 million (in historical currency), of which approximately 81 million were computed for tax purposes until December 31, 2003, while the remaining amount will be carried forward and applied for tax purposes in equal amounts until December 31, 2006, according to the related legislation.

               For the year ended December 31, 2004, the Company has estimated a tax loss carryforward of approximately 43 million. For the year ended December 31, 2003, the Company had determined the existence of a taxable income of approximately 64 million, however, during fiscal year 2004, the Company has increased such taxable income by 171 million, because in the fiscal year ended December 31, 2004 Decree 916/04 implementing Law No. 25,784, was issued. This law introduces changes in the income tax law, and provides that the interest on debts incurred vis-a-vis with non residents that exercise corporate control will not be deductible in the proportion of the amount of liabilities that originates them which exceeds twice the amount of the shareholders' equity as of the fiscal year's closing date. Decree 916/04 published on July 21, 2004 regulates such law and sets forth that the above mentioned change is to be considered for purposes of the determination of the tax for the fiscal periods ended as from the date of publication of law 25,784 (October 22, 2003). Therefore, the Company has filed a rectifying income tax return for fiscal year 2003 in order to give effect to such change.

               Additionally, as of December 31, 2003, the Company had an accumulated income tax loss carryforward of about 1,163 million that arises from its income tax returns filed up to fiscal year 2003 (407 million at a 35% tax rate), before the inclusion of the tax loss carryforward for the year ended December 31, 2004 mentioned in the above paragraph, that could be applied to offset future income taxes payable as follows:

                                                  Tax loss carryforward
                   Available until              (in millions of pesos in
                     fiscal year                    historical value)
                  --------------------------------------------------------
                         2004                              50 (1)
                         2005                             125 (1)
                         2007                             988 (2)
                  --------------------------------------------------------
                                                       1,163
                  =========================================================

               (1) Corresponds to specific income tax loss carryforwards from disposing of shares and derivative contracts.
               (2)  Corresponds to general income tax loss carryforwards.

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

               The following table presents the components of the Company's deferred tax assets (in millions of Argentine pesos):

                                                                December 31,       December 31,
                                                                   2004                2003
                                                               ---------------------------------
               Common income tax loss carryforwards                 361  (1)            406
               Specific income tax loss carryforwards                44                  61
               Exchange differences deductible
                   in future periods/fiscal years                    28                  43
                                                               ---------------------------------
               Subtotal deferred tax assets                         433  (2)            510  (2)
               Allowance for deferred tax assets                   (433) (2)           (510) (2)
                                                               ---------------------------------
               Total net deferred tax assets                          -                   -
                                                               =================================

               (1) Includes 15 million for the year originated by estimated tax loss carryforwards.
               (2) As of December 31 2004 and 2003, the effect of discounting the balances of deferred tax assets and allowance for deferred tax assets in accordance with accounting rules of the CPCECABA is not significant for the Company's financial statements.

               The following is the reconciliation of the income tax and tax on minimum presumed income as charged to the statement of operations (that has been nil for years ended December 31, 2004 and 2003), and the amount resulting from the application of the corresponding tax rate on pre-tax net income (in millions of Argentine pesos):

                                                                December 31,       December 31,       December 31,
                                                                    2004               2003               2002
                                                               ---------------------------------------------------
              Net loss (income) before tax and tax on                105                (76)               721
                minimum presumed income at statutory income
                tax rate
              Permanent differences:
              (Loss) Income on equity investments                    (33)                48               (434)
              Non deductible interest                               (118)                 -                  -
              Goodwill depreciation                                  (13)               (13)               (13)
              Variation of allowance for deferred tax assets          77                 41                  -
              Inflation restatement effect                             -                  -                110
              Non-deductible expenses                                  -                  -                 (2)
              Allowance for deferred tax assets                        -                  -               (382)
              Expired tax loss carryfoward                           (18)                 -                  -
                                                               ---------------------------------------------------
              Income tax                                               -                  -                  -
              Tax on minimum presumed income                           -                  -                  9
                                                               ---------------------------------------------------
              Total income tax and tax on minimum presumed
                income                                                 -                  -                  9
                                                               ===================================================

               The Company calculates the tax on minimum presumed income by applying the tax rate of 1% on certain assets valued according to the tax regulations in effect as of the end of the year. This tax is supplementary to Income Tax. The Company's tax liability will be the higher of these two taxes. However, if the tax on minimum presumed income exceeds income tax during one fiscal year, such excess may be computed as prepayment of any income tax excess over the tax on minimum presumed income that may arise in the next ten fiscal years.

               For the years ended December 31, 2004, 2003 and 2002, the Company has determined charges for the tax on minimum presumed income of
               0.3 million, 0.3 million and 0.2 million, respectively, which were included in the statement of operations of each year. Additionally, as of December 31, 2002, the Company's Management estimated that the accumulated tax on minimum presumed income as of December 31, 2001 of approximately 7.4 million (at historical value) was no longer recoverable and included it in the caption "Income tax and tax on minimum presumed income" of the statement of operations for the year ended December 31, 2002.

          f)   Shareholders' equity accounts

               - Capital stock: disclosed at nominal value (see Note 7.1.). The adjustment required to restate this account, as described in Note 2.3., is included in "Comprehensive adjustment to capital stock".

               - Premium on share issue: this account discloses the additional contribution made by the common shareholders, in excess of face value of capital stock, restated in constant Argentine pesos according to applicable CNV resolutions. See
                    Note 2.3.

               - Irrevocable capital contributions for future share subscriptions: as of December 31, 2003 and 2002 they are disclosed at nominal value. The adjustment required to restate this account in constant Argentine pesos, as described in Note 2.3., is included in "Comprehensive adjustment to irrevocable capital contributions".

               - Other contributions: corresponds to amounts over which the shareholders have rights according to their ownership interests. They are restated according to applicable CNV resolutions. See Note 2.3.

               - Legal reserve and Unappropriated earnings (losses) : they have been restated according to applicable CNV resolutions. See Note 2.3.

          g)   Statement of operations accounts

               Statement of operations accounts are presented as follows:

               - As of December 31, 2004, 2003 and 2002 charges for depreciation of non-monetary assets (goodwill and issuance cost of Negotiable Obligations) have been stated based on the restated amounts of such assets, as described in Note 2.3.;

               - Those accounts accumulating monetary transactions that have occurred until February, 2003 (see Note 2.3.) have been computed by applying the coefficients corresponding to the month of accrual to the historical amounts;

               - Accounts that include monetary transactions executed as from March 1, 2003 were computed at their historical amounts.

               - The financial income and expense recorded until February, 2003, restated as described in Note 2.3., are disclosed net of the monetary result generated by the effect of inflation on the assets and liabilities that generated them.

               - "Equity interests in Section 33 LSC companies and related parties" was calculated according to item b) of this note.

               - Under the caption "Other income relating to equity interests in Section 33 LSC companies and related parties, net" the Company includes the amounts related to Telefonica S.A. Sucursal Argentina ("TESA Arg.")'s agreement described in
                    Note 5.c.(i), for its compliance with the obligations agreed therein, which are charged to income on an accrual basis according to the provisions of the agreement.

          h)   Net (loss) earnings per share for the year:

               The Company calculates the net (loss) earnings per share on the weighted average of outstanding common shares during each year with a face value of $1 and with a vote per share (See Note 10).

     2.6. Amounts expressed in millions of Argentine pesos

          The amounts in millions of Argentine pesos contained in these financial statements have been rounded up or down in order to facilitate the footing of notes and exhibits in which they are included. The effect of such rounding is not material.

     2.7. Law of Public Emergency - Rules and regulations currently in force

          Starting in early December 2001, the national authorities implemented several monetary and foreign exchange control measures, announcing that the country would default on the payment of services of its sovereign debt, and enacting Law No. 25,561 of Public Emergency and Exchange System Reforms that implied a profound change in the economic model in force as of that time and amended the Convertibility law in force since May 1991 (mainly due to the devaluation of the peso and the conversion to pesos of the obligations to deliver sums of money, both related and not related to the financial system).

          Other regulations were issued subsequently, amending some of the above mentioned regulations. The main aspects of such other regulations as of the approval of these financial statements are:

          a) the de-dollarization of most obligations not involving the financial system originally denominated in foreign currency and governed by Argentine law, as of January 6, 2002 at a $ 1 = US$ 1 rate and subsequent adjustment through the benchmark stabilization coefficient ("CER"), or the CVS, depending on the nature of the obligation, plus an equitable adjustment of the price, that is to be agreed between the parties or, as the case may be, claimed at judicial courts. As from enactment of the Asymmetric Compensation Law, the Government established the elimination of the wage adjustment index ("CVS") as from April 1, 2004, replacing for the annual interest rate agreed in the original contract, and if such interest is higher than average interest rates in the financial system, a rate set by the Banco Central de la Republica Argentina ("BCRA") will be applied.

          b) the Public Emergency and Exchange System Reform Law No. 25,561 established the "pesification" into Pesos of originally US Dollar-denominated utility tariffs previously agreed upon in US Dollars at the US$1.00 to $1.00 exchange rate and authorized the NEP to renegotiate agreements (see Note 4.a);

          c) an extension in the National Public Emergency situation until December 31, 2005;

          d) suspension of dismissals without just cause until December 31, 2005 and the establishment of penalties consisting in the payment of an additional amount equivalent to 80% of the termination pay set forth by labor regulations if employees were to be dismissed without just cause, except in relation to personnel hired as from January 1, 2003. This is how the Argentine Government is proceeding with a stepwise reduction of the penalty formerly consisting in 100% of the applicable termination pay with the aim expressed in the law of fully eliminating this penalty if unemployment rates drop to less than 10%.

3. BREAKDOWN OF THE MAIN ACCOUNTS (Amounts stated in millions of Argentine pesos)

     The main accounts of the balance sheets as of December 31, 2004 and 2003 and of the statement of operations for years ended December 31, 2004, 2003 and 2002 were made up as follows (foreign currency balances are presented in Note 12.3.):

     3.1. Other receivables

                                                      December 31, 2004          December 31, 2003
                                                    ------------------------------------------------
                                                    Current    Noncurrent      Current    Noncurrent
                                                    ------------------------------------------------
          Receivables from Section 33 LSC
            companies and related parties -
            TESA Arg. (1)                               27              -          27           -
          Deferred income tax assets (2)                 -            433           -         510
          Allowance for other receivables -
             deferred income tax assets (Note
             12.2.)                                      -           (433)          -        (510)
                                                    ------------------------------------------------
             Total                                      27              -          27           -
                                                    ================================================

          (1)  Accruing no interest. See Note 5.c.(i).
          (2)  See Note 2.5.e).

     3.2. Noncurrent Investments

                                                            December 31,        December 31,
                                                                2004                2003
                                                            --------------------------------
          Investment in Cointel - shares (Note 12.1.)             294                  389
          Goodwill - Cointel (1)                                  492                  531
                                                            --------------------------------
             Total                                                786                  920
                                                            ================================

          (1)  See Note 3.3.


     3.3. Goodwill on investment in Cointel:

                                          Original value                    Depreciation
                                          ------------------------------------------------------------------------
                                           At beginning/    At beginning     For the     Accumulated      Net book
                                            end of year        of year        year     at end of year      value
                                          ------------------------------------------------------------------------
         Year ended December 31,
           2004                                   804             273           39               312          492
                                          ========================================================================
         Year ended December 31,
           2003                                   804             234           39               273          531
                                          ========================================================================
         Year ended December 31,
           2002                                   804             195           39               234          570
                                          ========================================================================

     3.4. Financial payables

                                                       December 31, 2004            December 31, 2003
                                               ---------------------------------------------------------
                                                    Current      Noncurrent      Current      Noncurrent
                                               ---------------------------------------------------------
          Accounts payable to Section 33 Law
            19550 companies and related
            parties - TISA                           1,896 (1)         -          1,730             -
          Negotiable Obligations                         -            22 (2)          -            22
          Interest accrued on Negotiable
            Obligations                                  1             -              1             -
                                               ---------------------------------------------------------
          Total                                      1,897            22          1,731            22
                                               =========================================================

          (1) With principal maturing on June 27, 2005 and semiannual interest capitalization, accruing interest at a nominal rate of 8.3125% per annum. See Note 5.c.(ii).
          (2)  Accrues interest at a nominal rate of 9.75% per annum. See Note
               9.

     3.5. Aging of assets and liabilities as of December 31, 2004:

                                            Assets                             Liabilities
                                       -----------------------------------------------------------------------
                                             Other          Financial       Accounts     Taxes         Other
                                        receivables (1)    payables (2)     payable      payable      payables
                                       -----------------------------------------------------------------------
           Without maturity date:               27               -               -           -           3
                                       -----------------------------------------------------------------------
           Maturing:
               Up to three months                -               1               1           2           -
               From three to six month           -           1,896 (3)           -           -           -
               More than two and up to
                 three years                     -              22               -           -           -
                                       -----------------------------------------------------------------------
               Subtotal                          -           1,919               1           2           -
                                       -----------------------------------------------------------------------
               Total                            27           1,919               1           2           3
                                       =======================================================================

          (1)  Not including deferred tax assets and its related allowance.
          (2)  Accrue interest at a weighted average rate of 8.329%.
          (3)  Corresponds to the loans from TISA. See Note 5.c.(ii).

     3.6. Equity interests in Section 33 LSC companies and related parties - gain (loss)

                                                                           (Loss) Gain
                                                         ---------------------------------------------------
                                                          December 31,      December 31,      December 31,
                                                              2004              2003              2002
                                                         ---------------------------------------------------
          Equity interest - Cointel                            (95)               137           (1,241)
          Goodwill depreciation - Cointel (see Note 3.3.)      (39)               (39)             (39)
                                                         ---------------------------------------------------
                                                              (134)                98           (1,280)
                                                         ===================================================


4.   OPERATIONS AND ACTIVITIES OF RELATED PARTIES

     a)   Cointel

     Cointel is a company organized under Argentine law by a group of investors made up of the Company, Telefonica International Holding B.V. and TISA, all of them TESA's subsidiaries. As of December 31, 2004, the Company's interest in Cointel amounts to 50.0% of the common capital stock, representing 49.84% of Cointel's total votes. Cointel controls the outstanding capital stock of Telefonica, through its ownership interest in 100% of Telefonica's Class "A" shares (see Note 6.2.a), and 40.2 million Class "B" shares which represents 2.3% of Telefonica's outstanding capital stock, being the total shareholding of Cointel in Telefonica's capital stock 64.83%.

     On November 11, 2002, Cointel's Ordinary and Special Shareholders' Meeting approved the amendment of the fiscal year section of the Articles of Incorporation. This amendment consisted of changing Cointel's fiscal year-end from September 30 to December 31 of each year. On December 12, 2002, the CNV approved such fiscal year-end change and on January 21, 2003 this amendment was registered with the Public Registry of Commerce.

     Due to the recurrent cumulative losses recorded by Cointel as of December 31, 2004, Cointel made an inquiry to the IGJ, the government regulatory agency of corporations, and ratified, with its legal counsel's opinion, the method of computing shareholders' equity accounts in order to determine whether Cointel qualifies under the event of mandatory capital stock reduction. According to the IGJ's accounting department, as stated in its opinion dated March 29, 2005, an event of mandatory capital reduction would occur when the total shareholders' equity, as compared to the capital stock, is smaller than 50% of the latter amount. Under such criterion, cumulative losses should be computed as follows: 50% against the outstanding capital stock, and 100% against the balance to the other shareholders' equity accounts.

     Therefore, as of the date of issuance of these financial statements, according to the IGJ's interpretation and based on the opinion of Cointel's counsel, Cointel does not qualify under the event of mandatory capital reduction.

     Cointel's general financing policy is to cover future fund needs to repay short-term debt, if possible depending on the evolution of the economic situation, with bank loans and/or access to the capital markets and TISA's loans, or alternatively, refinancing its debt obligations. The Company is evaluating Cointel's financing needs considering the Argentine economic situation and the current difficulties in accessing credit, and has commitmentted to use its best efforts to provide financing directly or indirectly, subject to the Company's own fund availability, which depends on the development of the issues affecting the Company's own financial situation. On the other hand, TESA has advised Cointel that, as of the date of issuance of these financial statements, it was still evaluating financing alternatives for such company, including the possibility of refinancing the long-term TISA's current loans to Cointel and, if necessary, providing additional financing.

     As of December 31, 2004, Cointel's current assets are lower than its current liabilities by 1,459 million. The current liabilities, include a 99.6% (1,454 million) of debt owed to TISA. Consequently, Cointel's ability to meet its short term liabilities will depend on TISA's continued refinancing of the loans granted to Cointel, or on the obtainment of other financing from related or unrelated parties, which to date are not available in sufficient amounts for Cointel. Should no financing alternatives be available for Cointel or should Cointel not succeeds in obtaining refinancing, Cointel would not have sufficient funds available to meet its current liabilities as they become due disclosed on the balance sheet as of December 31, 2004. Although Cointel will continue to make its best effort to obtain such financing, which up to date has had favorable results evidenced by waivers granted from creditors and short-term refinancing, as of the date of issuance of these financial statements it is not possible to assure what the result of future negotiations will be and, consequently, whether Cointel will be able to pay its current liabilities in the normal course of business and maintain its normal operations.

     Following the retirement of all Cointel's debt securities, on September 14, 2004 Cointel filed with the CNV an application for its withdrawal of the public offering system in connection with the issue of negotiable obligations. On November 11, 2004 the CNV allowed Cointel's request and withdrew the consent previously granted to Cointel for admission to the public offering system. Therefore, as from such date, Cointel is no longer subject to the CNV's control, and has become subject to the supervision of the General Superintendency of Corporations ("IGJ").

     Sociedad Licenciataria Sur S.A., nowadays Telefonica, was created in compliance with the provisions of the List of Conditions for the privatization of Empresa Nacional de Telecomunicaciones ("Entel"). Telefonica has been granted a license for an unlimited period of time to provide Basic Telephone Services to the Southern Region of Argentina (the "Southern region license"), which was exclusive until late 1999.

     Additionally, Telefonica signed a license agreement with the Secretary of Communications ("SC") for an unlimited period of time, to provide local and domestic and international long-distance telephone services and telex services in the Northern region of the country. Telefonica's obligations under this license mainly relate to service quality and coverage of the areas to be serviced. On June 9, 2000, the NEP issued Decree No. 465/00, which provided the complete deregulation of the telecommunications market as from November 9, 2000.

     On September 3, 2000, the NEP issued Decree No. 764/00 which, in the context of such deregulation, approved the Rules for Licenses for Telecommunication Services, the Rules for Interconnection, the Rules for Universal Service and the Rules for the Management and Control of Radioelectric Spectrum. These rules constitute the current regulatory framework applicable to Telefonica. On September 19, 2000, Telefonica filed a reconsideration petition against certain specific issues of Decree No. 764/00. The Court has not as yet ruled on this issue.

     Telefonica's short-term strategy has been to adapt its business plans to address the challenges and risks presented by the Argentine economic crisis. Therefore the short-term strategy has focused on the renegotiation of tariffs and, since early 2002, Telefonica has been taking certain steps to moderate the effects of the imbalance between changes in revenues and costs caused by the significant increase in the prices of supplies and the cost of technology-related investments usually required by the business that Telefonica operates, and the situation affecting service rates described in this note. Some of these measures include: i) capital expenditures controls, ii) operating costs reduction, iii) increased collection rates and, iv) debt renegotiation, cash management and roll-over of short-term debt.

     The relationship between variables determining Telefonica's revenues and expenses is currently mismatched as a result of the "pesification" and freezing of Telefonica's tariffs within the context of a potentially inflationary economy and may continue to be mismatched depending upon the outcome of Telefonica's pending tariff renegotiation with the Argentine government. Telefonica's tariff renegotiation proposal presented to the Argentine government attempts to rebalance the relationship between variables determining revenues and costs of Telefonica (including investments), i.e. to achieve the "Telefonica's economic and financial equation" of such company contemplated in the Transfer Contract (the "economic and financial equation").

     As of the date of issuance of these financial statements, changes in main macroeconomic variables, such as growth of the economy and evolution of the exchange rate and inflation show positive signs. Therefore, in the opinion of the Company's, Cointel's and Telefonica's Management, there is greater certainty in the operating and economic environment due to, among other factors, a relative stabilization in the Peso equivalent amounts of the foreign currency denominated debt, due to the financing already obtained by Telefonica and the gradual reduction of the Telefonica's short term debt.

     Although Telefonica has adopted the above mentioned measures to mitigate the effects of changes in its business resulting from the issue described in the above paragraphs, and certain indicators of the Argentine economy are currently showing favorable signals, the future operating conditions and characteristics might not continue to be stable because the regulatory framework in force has still not established the rules to allow reinstating the balance of the variables that constitute Telefonica's economic and financial equation.

     Telefonica has signed a Management Agreement with its operator and majority shareholder, (TESA, formerly known as Telefonica de Espana S.A.), a Spanish company which indirectly controls the Company. Under this Agreement, the complete management of Telefonica is entrusted to the operator. Such agreement was automatically extended until April 2003 at TESA's option. On October 30, 2002, TESA notified Telefonica that it intended to exercise the option to extend the duration of the Agreement for an additional period of five years to be counted as from April 30, 2003. Until that date the management fee amounted to 9% of Telefonica's "gross margin", as defined in the Agreement. On July 30, 2003, Telefonica entered into a Supplement to the Agreement, confirmed by its General Shareholders' Meeting held on April 19, 2004, pursuant to which the management fee as from May 1, 2003 was reduced to 4% of the gross margin.

     Telefonica's tariff

     o    Tariff system

          Decree No. 764/00, issued to de-regulate telecommunications services, sets forth that providers may freely establish the tariffs and/or the prices of the services supplied to objective categories of clients, which must be applied non-discriminatorily. However, if there were no effective competition, as it is the case with the services that generate a substantial part of Telefonica's income, historical providers shall respect the maximum tariffs laid down in the General Tariff Structure. Below the values established in such tariff structure, these providers may establish their tariffs freely. To determine the existence of effective competition, the historical providers shall demonstrate that another or other providers of the same service have obtained 20% of the total revenue for such service in the local area of the Basic Telephony Service involved. Additionally, in the case of national and international long distance services, effective competition shall be deemed to exist when customers in the area are able to choose through out the dialing selection method among more than two service providers offering more than one destination.

          In 2000, Telefonica filed a request to the effect that effective competition be officially acknowledged in the Buenos Aires Multiple Area ("AMBA"). Pursuant to Resolution SC No.304/03, the Secretary of Communications established that Telefonica should readjust the presentations submitted, supplying additional information. Telefonica has complied with this request and no resolution has yet been made in the case.

          For the areas and services for which effective competition has not been declared to exist, tariff agreements established that the maximum tariff per pulse should be expressed in US Dollars in addition to a right for Telefonica to choose whether to adjust such tariff from April 1 to October 1 of each year based on the variation in the Consumer Price Index of the United States of America. However, the Public Emergency and Exchange System Reform Law No. 25,561, dated January 6, 2002, provided that in the agreements executed by the Federal Administration under public law regulations, including public works and utilities, indexation clauses based on foreign countries' price indices and any other indexation mechanisms are annulled. Law No. 25,561 also established that the prices and tariffs resulting from such clauses are denominated in Pesos at the 1 to 1 US Dollar exchange rate. Furthermore, this Law authorized the NEP to renegotiate the above contracts taking into account the following criteria in relation to public utilities: (a) the impact of tariffs on the competitiveness of the economy and on distribution of income; (b) service quality and investment plans, when such aspects are contemplated in the contracts;
          (c) the interest of users and access to the services; (d) the security of the systems comprised; and (e) the profitability of the companies.

          The NEP, by means of Decree No. 293/02, entrusted the Economy Ministry with the renegotiation of such agreements, including agreements that govern the provision of basic (fixed) telephony services. Decree No. 311/03 created a Renegotiation and Analysis of Public Utilities Agreements Unit, which shall be headed by the Ministers of Economy and Production, National Planning, Public Investment and Services. The referred Unit will be in charge of proceeding with the renegotiation process.

          Decree No. 120/03 authorized the Argentine Government to provide for interim tariff revisions or adjustments as may be deemed necessary or convenient for the purpose of ensuring the continued availability, safety and quality of services provided to users under these contracts until the conclusion of the renegotiation process.

          Law No. 25,790 sets forth that the term to renegotiate the agreements for public works and utilities is to be extended until December 31, 2004, term that has been further extended until December 31, 2005 pursuant to Law No. 25,972. The NEP shall be responsible for submitting the renegotiation proposals to National Congress, which will have to communicate its decision within a period of 60 running days counted from the date of reception of the proposal. In the event such period expires without Congress having reached a solution, the proposal shall be deemed accepted. If the proposal is rejected, the National Executive Power shall resume the process to renegotiate the respective agreement. This rule establishes that the decisions adopted by the NEP in this re-negotiation process shall not be limited to, or subject to, the stipulations contained in the before mentioned regulatory frameworks currently governing the concession or licensing agreements for the respective public utilities. Renegotiation agreements may cover partial aspects of concession or licensing agreements, contain formulas to adjust such agreements or temporarily amend them and include the possibility of agreeing upon periodical reviews, as well as the establishment of conditions that must be met by the quality parameters applied to services. If there were temporary amendments, they should be taken into consideration in the terms of the final agreements reached with concessionaires or licensees. The legal provisions do not authorize public utilities contractors or concessionaires to suspend or alter compliance with their duties.

          Under the legal framework described, on May 20, 2004, Telefonica, Telecom Argentina S.A. and the Argentine Government signed a Memorandum of Understanding (the "Memorandum of Understanding") pursuant to which they agreed to maintain the General Tariff Structure currently in force for the Basic Telephony Service until December 31, 2004, without waiving such companies' rights to renegotiate Telefonica's contracts. The parties also ratified their intent to reach a final contractual renegotiation before December 31, 2004. However, this did not occur. In addition, pursuant to the provisions of the Transfer Contract, they agreed that any new tax or charge, or any variation in those currently in force, subject to the control of Regulatory Authorities as established in certain sub-sections of the List of Conditions (conditions to maintain Telefonica's license to provide Telecommunication services, the "List of Conditions"), shall be broken down in the bills issued to customers for services in the jurisdictions levied with the respective tax or charge.

          With the objective of establishing mechanisms to enhance access to telecommunications services, in the Memorandum of Understanding, an agreement was reached to implement the measures necessary to develop the following services:

          a) Virtual telephony cards for the beneficiaries of the Head of Household Plan and for pensioners who do not have a telephone line and who meet the eligibility requirements set forth in the respective resolution.

          b) Internet access service in all its provincial centers at discount prices.

          c) Addition of the Heads of Household who own a telephone line and meet the respective eligibility requirements for registration, to be registered for the Program "Retirees, Pensioners and Low-Consumption Households".

          As stated in this Memorandum of Understanding, the Secretary of Communications issued Resolutions No. 261 and No. 272, dated November 12, 2004 and November 23, 2004, respectively.

          Pursuant to Resolution No. 261, the Secretary of Communications approved Telefonica's promotional offer to provide dial-up internet access service, as described in sub-paragraph b) above, at lower prices to customers in urban areas located more than thirty kilometers away from Telefonica's current hubs for the supply of low-cost internet access service, in order to increase the number of areas with access to the internet.

          Pursuant to Resolution No. 272, the Secretary of Communications accepted Telefonica's proposal to implement the "Virtual Telephony" service for the beneficiaries of the Head of Household Plan mentioned in Sub-Paragraph a), consisting of the Value Added Voice Messaging Service, with a related telephone number, that allows users to receive and store messages, available in the Buenos Aires Multiple Area, La Plata, Mar del Plata, Mendoza, Bahia Blanca and Neuquen.

          Pursuant to Resolution No. 73, of March 31, 2005 Telefonica and Telecom Argentina S.A. were instructed to include the beneficiaries of the Head of Household Plan who already own a telephone line in the customer category "Retired, Pensioner and Households with Low Consumption" as long as they meet the respective requirements for such category. For that purpose, the Company is under the obligation to request the National Social Security Authorities (Anses) to supply it with the National Register of Beneficiaries of the Head of Household Plan.

          In the opinion of Telefonica's management, the application of the issues mentioned in subparagraphs a), b) and c) will not have a significant impact on Telefonica's future results.

          During the final months of 2004 and the beginning of 2005, the Argentine government signed letters of understanding with several providers of public utility services, which established tariff adjustments of 15% to 30% and a new term for their revision. These agreements will be validated once they are signed as Government decrees. As of the date of issuance of these financial statements, there have been no letters of understanding or tariff adjustments for the telecommunication services.

          On March 8, 2005 the Ministry of Economy and Federal Planning, Public Investment and Services, pursuant to Resolutions No. 123 and No. 237, respectively, scheduled public audiences with electricity and gas companies in order to analyze tariff increases. However, as of the date of issuance of these financial statements no telecommunication services companies have been notified of a date for a public audience.

          In the opinion of Telefonica's Management and its legal counsel, the deep changes in the Argentine economic model experienced since early 2002, are to be considered extraordinary events that significantly modified the economic and financial equation, therefore allowing the introduction of changes in the tariff regime to adapt it to the new situation, in full compliance with the principles established in the List of Conditions and the Transfer Contract, in order to maintain a regular, continuous and efficient supply of telephony services. The Transfer Contract contemplates the possibility of automatically adjusting the tariffs in the case of extraordinary and unforeseen events thereby defined or government actions or decisions that significantly affect the Transfer Contract's original financial equation. The Transfer Contract also establishes compensation on the part of the Argentine Government when there are extraordinary events, including actions and decisions of the Argentine Government such as a freezing on tariffs or price controls as well as the procedures to be followed to collect such compensation.

          Telefonica filed the information required by the Argentine Government and it has proposed to reestablish the tariff regime stipulated in the Transfer Contract, which contemplates Peso-denominated tariffs whose intangibility is safeguarded by the application of the monthly Consumer Price Index in Argentina or, if there were significant differences between this index and the variation of the US Dollar, by the result obtained from the application of a polynomial formula that considers 40% of the monthly variation of the price of the US Dollar and 60% of the variation of the monthly Consumer Price Index in Argentina, which had been annulled with the enactment of the Convertibility Law and the issuance of Decree No. 2,585/91. Telefonica proposed different alternatives to achieve such objective, especially to handle the transition from current tariffs to those resulting from the application of the Transfer Contract.

          In the opinion of Telefonica's Management and its legal counsel, in accordance with the general principles of administrative law, as applicable to the Transfer Contract and to the List of Conditions, future tariffs should be established in such a level as to cover sufficiently the costs of the service in order to preserve a regular, continuous and efficient supply of the telephone public service within the legal framework governing the Transfer Contract. However, it cannot be assured that the Argentine Government shall adopt Telefonica's position with respect to the effect of the current situation in relation to such clauses in the Transfer Contract. It is possible that such tariff regime will not maintain the value of its tariffs in US Dollars or in constant Pesos in connection with any previous increase or possible future increase in the general price level. If, as a result of the re-negotiation mentioned before, future rates evolve at a pace that do not allow restoring the economic and financial equation that both the List of Conditions and the Transfer Contract intend to preserve, such rate system could have an adverse impact on Telefonica's financial condition and future results and, consequently, on Cointel's and the Company's. As of the date of issuance of these financial statements, Telefonica's Management cannot predict the final outcome of the renegotiation required by the Public Emergency Law or the tariff regime to be effective in the future or when such regime shall be implemented.

          In accordance with Resolution No. 72/03, in February 2003 the Ministry of Economy approved a methodology to calculate and transfer to Telefonica's customers the impact of the tax on checking account transactions imposed by Law No. 25,413 paid by Telefonica as from the date in which Resolution No. 72/03 comes into force. Resolution No. 72/03 expressly refers to the Transfer Contract as the basis for the approval of such method. Telefonica considers that the position taken by the Ministry of Economy in this Resolution is consistent with the proposal submitted regarding its rights under the Transfer Contract. In accordance with Resolution No. 72/03, all taxes paid before that date are included in the contractual renegotiation imposed by the Public Emergency Law. Likewise, as the Memorandum of Understanding provides the pass-through to tariffs of any new tax or charge or any variation in those currently in force, by operation of the rules of the Transfer Contract and the List of Conditions, it implies the acknowledgment of the tariff provisions contained therein.

     o    Price Cap

          Under the tariff regulation mechanism in effect known as Price Cap, to which Telefonica is subject, tariff discounts have been applied based on a formula made up by the U.S. Consumer Price Index and an efficiency factor. On October 4, 2001, Court Room IV of the Federal Appellate Court on Administrative Contentious Matters of the City of Buenos Aires, in relation to the complaint filed by Consumidores Libres Cooperativa Limitada de Provision de Servicios Comunitarios ("Consumidores Libres"), awarded a precautionary measure ordering the National Government, Telefonica and Telecom Argentina S.A. "to refrain from applying the corrections set forth in Section 2 of the Agreements approved by Decree No. 2,585/91 until final judgment is rendered in the case", which meant that the rates could not be adjusted by the U.S. Consumer Price Index.

          Telefonica, Telecom Argentina S.A. and the S.C. entered into agreements for the application of the Price Cap for the 2000-2001, 2001-2002 and 2002-2003 periods. The price cap for the 2000-2001 period was established at 6.75%, of which 6% was allocated to rate reductions attributable to discount plans that were in effect in 2000 and the non-application of the semiannual adjustments to the pulse of that year value, among other items. The remaining 0.75% was to be applied as defined by the licensees. The price cap for the 2001-2002 period was established at 5.6%, and would be allocated to the non-application of the semiannual adjustments to the pulse value of 2001, plus the balance of the non-computation of the pulse value not applied in the price cap for the previous year. To date, the remaining amount has not been allocated to the services contemplated in the agreement. As concerns the price cap for the 2002-2003 period, was established in an efficiency factor which could not exceed 5%, but its value was not fixed. The above mentioned agreements require the approval of the Ministries of Economy and Federal Planning, Public Investment and Services, which are still pending as of the date of issuance of these Financial Statements. Moreover, neither the effect of the reduction in rates previously implemented as compared to the rate reduction adjustments established by the S.C. nor the rate differences pending application under the referred agreements, have been established.

          In the opinion of Telefonica's Management and its legal counsel, the resolution of these issues related to the Price Cap and the complaint filed by Consumidores Libres might exclusively affect the maximum tariffs for future services that Telefonica is authorized to collect from its customers for services, areas or customers in which effective competition has not been declared. As of December 31, 2004, these maximum tariffs are the result of the application to the tariffs in force as of November 7, 2000, the discounts applied as a result of the implementation of the Price Cap corresponding to period 2000 - 2001 and to the advanced decreases corresponding to the period 2001- 2002, as established in the agreements mentioned.

          Under the Price Cap mechanism currently in effect, the rate reduction percentage and the services to which such reductions will eventually apply depend on the final approval of the above rate agreements, and on the outcome of the legal proceedings commenced by Consumidores Libres regarding the effective rate system. Based on current rate regulation mechanisms, and considering Telefonica's defense against the above legal proceedings, in the opinion of Telefonica's Management and its legal counsel, the outcome of these issues will not have a negative impact upon Telefonica's financial position or a significant adverse effect on its results of operations.

     o    Tariff restructuring

          The tariff restructuring granted by Decree No. 92/97 effective on February 1, 1997, established an increase in the price of the monthly basic charge and in domestic service tariffs and a decrease in the rates for domestic long distance and international services and for Telefonica's local and domestic long distance public phone service for longer distances. The net impact of the tariff restructuring was to be neutral on revenues during two-years after its effectiveness. On December 1, 1999 the S.C. has issued Resolution No. 4,269/99, which established the S.C.'s final determination of the impact of the tariff restructuring as an excess in revenues of 18 million, in currency units of that date, (which had previously been provisionally determined by the S.C. in 14 million). In accordance with Resolution No. 18,968/99, the S.C.'s Resolution No. 4,269/99 also states that the S.C. will determine the form and time of implementation of the future tariff reduction. Telefonica to compensate such excess revenues has filed an appeal for revision of this resolution, on the grounds that the calculation method used by the S.C. to determine the impact of the tariff restructuring established by Decree 92/97 has defects and should be challenged. As of the date of these financial statements, such appeal has not been resolved.

          In the opinion of Telefonica's Management and its legal counsel, the outcome of these issues could exclusively affect the maximum rates for future services that Telefonica is authorized to charge its customers regarding services, areas, or customers in which the government did not declare the existence of effective competition. Therefore, in the opinion of Telefonica's Management and its legal counsel the outcome of these issues will not have a negative impact upon Telefonica's financial position or a significant adverse effect on the results of its operations.

          Financial operations of Telefonica

          Telefonica's general financing policy is to cover future funds needs to continue its investment plan and repay short and long-term debt mainly with funds generated by the operations plus, if it is necessary, with bank loans and/or access to capital markets and possibly refinancing of TISA's loans (Cointel's shareholder). As of December 31, 2004, Telefonica's current assets are lower than its current liabilities in 1,150 million, the latter including approximately 34% (US$200 million) of debt owed to TISA (indirect controlling company of Telefonica). As of December 31, 2003, Telefonica's short-term debt amounted to US$ 637 million. At that time, Telefonica could not assure that it would be able to meet its current debt obligations at their maturity date. During 2004, as well as in prior periods, Telefonica managed to gradually reduce its short-term indebtedness through a combination of partial payments and short and long-term refinancing. As of December 31, 2004, Telefonica has been granted new short-term loans from local financial institutions in an amount of 120 million.

          In addition, in May 2004, October 2004 and February 2005, Telefonica issued negotiable obligations for 163.3 million, 200 million and 250 million, respectively, and expects to arrange for additional placements in the future. Those placements, in conjunction with internally-generated cash flows and possible re-financings options and/or other financing alternatives that Telefonica, may consider will, in the opinion of the Management, enable Telefonica, to settle or successfully refinance the remaining balance of its short-term indebtedness. In turn, in the months of July, August and September, 2004, TISA has re-financed Telefonica's liabilities in the amount of US$150 million now payable in monthly installments maturing from January through December 2005 and has advised the Company, Cointel and Telefonica that, as of the date of issuance of these financial statements, it was still assessing other financing alternatives for such companies including, if necessary, providing additional financing.

          Telefonica's lawsuits and claims

          Telefonica is party to various lawsuits in the ordinary course of its business, and have made the allowances in the cases in which, taking into account Telefonica legal counsel's opinion, Telefonica's management evaluated as probable to incur a liability. In the Company's management opinion, and considering the allowances made by Telefonica, the litigation in which Telefonica is currently involved, individually and in the aggregate, would not have any material effect on the Company's financial position or results of operations.

     b)   Atco

     In March 1998, the Company acquired (through Southtel Equity Corporation ("Southtel")) 30.0% of Atco's capital stock. This company's corporate objective is to invest in the media business. The total price of the acquisition amounted to 214 million (restated as described in Note 2.3.). As a consequence of certain transactions, such ownership interest decreased from 30% to 26.8%. On December 15, 2000, Shosa (Southtel's successor company) reimbursed irrevocable capital contributions to the Company, through the delivery of its ownership interest in Atco, which was valued at 255 million (restated as described in Note 2.3.), related to the book value of such ownership interest as of September 30, 2000.

     On December 27, 2004, the Special Shareholders' Meeting of Atco resolved to increase its capital stock from 309 million to 1,760 million. At that meeting, the Company waived its preemptive subscription right and accretion right over the new shares, and Temarsa subscribed all the shares issued through the capitalization of a loan held by that company with Atco. As of December 31, 2004, as a result of such shareholders' decision the Company's ownership interest in Atco has decreased to 4.71% from 26.8%.

     As of the issuance date of these financial statements, Atco owns mainly an ownership interest directly and indirectly of approximately 100% of the capital stock of: Television Federal S.A. - TELEFE ("Telefe"), owner and operator of Channel 11 of Buenos Aires, a broadcast television station and broadcast television companies in the interior of Argentina, in the cities of Salta, Cordoba, Neuquen, Tucuman, Rosario, Santa Fe, Bahia Blanca and Mar del Plata.

     The installation and operation of broadcast TV stations in Argentina is governed by the Broadcasting Law No. 22,285 and other regulations. Broadcast TV companies in Argentina have to obtain a license from the Comfer (Federal Committee that regulates broadcasters) to be able to broadcast the programming signal. Telefe holds a license to operate Channel 11 of Buenos Aires, which expired in January 2005 on which such company obtained a renewal until 2015. In addition, the broadcast television companies in the interior of Argentina hold licenses, most of which were renewed in 1998 or formalities to extend such 10-year term are underway.

     c)   AC

     As of December 31, 2004, the Company's ownership interest in AC amounts to 26.8% and other TESA's subsidiaries control the remaining 73.2%. As of June 30, 2002, AC held indirect equity interest in licensed broadcast television companies in Buenos Aires and other cities of the interior of Argentina through Prime Argentina S.A. (Holdings) ("Prime"). On July 4, 2002, AC and Hannover Nominees Ltd. (together the Prime's shareholders) sold their ownership interest in Prime for an amount of US$12 million to Grupo H.F.S. Media S.A. Consequently, the Company does not longer have its indirect ownership interest in the licensed broadcast television companies through AC as from the above mentioned date. On the basis of information furnished by AC as of December 31, 2004, the ownership interest in such company is negative and, therefore, the Company has maintained its investment in AC valued at nil (see Note 2.5.b).

     d)   Other investments

     On October 24, 2002, the Company acquired one common share of $1 nominal value of Vigil, for an amount of $1. Additionally, on the same date, the Company acquired one common share of $1 nominal value of Temarsa, for an amount of $1. These acquisitions represent less than 1% of the capital stock of such companies (see Note 2.5.b).

     The final merger agreement between Temarsa, Vigil and Ambit S.A. was executed on December 11, 2003. Under this agreement, Vigil and Ambit S.A. are dissolved without liquidation and are merged into Temarsa. As a result of the merger, Temarsa's capital stock would increase at $93,623,004 by the issuance of 93,623,004 common, registered, non-endorsable shares of $1 nominal value each and entitled to one vote per share. Such shares will be exchanged for those held by the shareholders of the two taken over companies at the following ratio: for each share of Vigil each shareholder will receive 0.00024 shares of Temarsa and for each share of Ambit S.A. each shareholder will receive 0.58 shares of Temarsa. The merger was disapproved by the IGJ, and Ambit, Vigil and Temarsa filed a judicial appeal against such decision. As of the date of these financial statements, the appeal was at the resolutive stage.

5. OUTSTANDING BALANCES AND TRANSACTIONS WITH SECTION 33 LSC COMPANIES AND RELATED PARTIES

     a) The transactions made with Section 33 LSC companies and related parties during the years ended December 31, 2004, 2003 and 2002 (restated as described in Note 2.3. in millions of Argentine pesos), are as follows:

                                                                     gain (loss)
                               ----------------------------------------------------------------------------------------
                                                                                  Other income relating to equity
                                                                               interests in Section 33 LSC companies
                                          Interest income (expenses)                  and related parties, net
                               ----------------------------------------------------------------------------------------
                                                December 31                                 December 31
                               ----------------------------------------------------------------------------------------
                 Company             2004             2003           2002          2004           2003        2002
           ------------------------------------------------------------------------------------------------------------
           TESA Arg. (1)                -                -             -             33 (3)         40 (3)      57 (3)
           TISA (2)                  (164)           (172)          (204)             -              -           -
           Telefonica (2)               -                -             1              -                          -
                               ----------------------------------------------------------------------------------------
                                     (164)           (172) (4)      (203) (4)        33             40 (4)      57 (4)
                               ========================================================================================

(1)  See Note 5.c.(i).
(2)  See Note 5.c.(ii).
(3)  Net of turnover tax.
(4)  Net of inflation effects.

     b) During the years ended December 31, 2004, 2003 and 2002, the Company did not collect any dividends from its investments in Section 33 LSC companies and related parties.


     c) Additionally to the transactions mentioned in Note 1., the other related party transactions are the following:


          (i) On April 24, 1997, the Company signed an agreement with TESA Arg. pursuant to which the Company committed to the compliance of obligations, of which the main effective are: i) to hold shares that allow it to control directly or indirectly at least 30% of Cointel's capital stock, and hold a direct and indirect equity interest not lower than 20%, ii) not to acquire directly or indirectly, Cointel's common shares that would result in a total shareholding in excess of 50% of Cointel's capital stock and votes and iii) to provide, at TESA Arg.'s request, economic and financial advisory services (obtaining and investing funds, assistance in analyzing investment projects, among others). The amount to be paid by TESA Arg. to the Company for such services equals one half of the management fee received by TESA Arg. from Telefonica after deducting taxes and certain expenses, and will be in effect so long as the Telefonica management contract is in effect. The Company's compensation for compliance with its obligations is indivisible and not fractionable and it cannot be reduced due to lack of compliance with any of its obligations because of reasons external to the Company. The Telefonica management contract with TESA provided for an annual management fee, which was calculated at 9% of Telefonica's "gross margin" as defined in such agreement, through April 30, 2003. On such date, if TESA agrees to renew such contract, at its sole discretion, for an additional five-year period, the annual management fee of TESA Arg. would be between 1.5% and 5.0%. On July 30, 2003, Telefonica entered into a Supplement to the Management Agreement with TESA, which had been in force as of that date pursuant to successive extensions and in conformity with the clauses of the original agreement, pursuant to which the management fee as from May 1, 2003 was agreed upon in 4% of the gross margin, as already described. During the years ended December 31, 2004, 2003 and 2002, the Company did not receive any financial advice request and performed its duties contained in such agreement for which it is entitled to receive the relevant fees, which amounted to 33 million, 40 million and 57 million for such years, respectively, and were included in "Other income relating to equity interests in Section 33 of the LSC companies and related parties, net" in the statements of operations. As of the date of issuance of these financial statements, TESA Arg. has not requested any further services. If any such request is made by TESA Arg., the Company will use the terms set forth in the agreement for adopting the necessary actions so as to have optimum operating resources available for satisfying future specific requests in the most efficient manner. The related receivables, which amount to 27 million as of December 31, 2004 and 2003, are included as "Other receivables - Receivables from Section 33 of the LSC companies and related parties - TESA Arg." in the balance sheets as of December 31, 2004 and 2003, respectively.


          (ii) On February 12, 2001, the Company received a loan from TISA in the amount of US$530.1 million, which accrued interest at LIBOR plus a 2.25% per annum ("the differential") for a term of one month, renewable automatically on a monthly basis unless the parties notify in writing, at least three days before due date, that they do not intend to renew the agreement. TISA is entitled to modify the differential provided it notifies the Company of this decision at least three business days before the end of each interest period. The funds disbursed by TISA were used to partially repurchase the Company's Negotiable obligations (see
               Note 9.). Subsequently, on February 14, 2001, the Company made early partial repayment to TISA of this loan for an amount of US$37.9 million.

               On June 24, 2004, the Company and TISA entered into an amendment to the loan agreement whereby they agreed that the due for principal will be semiannual and that interest capitalization continues being monthly, setting the differential for the first period in 9% nominal per annum. Additionally, on July 26, 2004, the Company and TISA agreed that the differential for the second period would be 5.5% nominal per annum, which it has remained unchanged for the following periods and the loan agreement was amended, eliminating the early termination event triggered by the existence of restrictions that could limit the Company's ability to repay its debt with TISA. On December 27, 2004, the loan agreement was amended, and it was agreed that the capitalization of interest will be semi-annual. Additionally, during the January-March 2002 quarter, the Company received loans from Telefonica for US$5.8 million ("the Dollar loans"). On April 26, 2002, the Company entered into an assignment agreement with Telefonica and TISA pursuant to which Telefonica assigned to TISA the Dollar Loans in the amount of US$5.8 million, which includes principal amount and accrued interest as of April 26, 2002. On December 28, 2004, the Board of Directors resolved to call a Special Shareholders' Meeting to be held on February 15, 2005, in order to resolve upon the partial capitalization of the loan held by TISA with the Company, for an amount of up to approximately 2,046 million. On February 15, 2005, due to the capital stock increase described in Note 7.5., TISA and the Company agreed to amend the loan agreements in effect as of such date in order to provide for: (i) the conversion to pesos of US$ 622.5 million (1,785 million) which shall not accrue interest as from February 15, 2005 and shall not fall due before April 1, 2006, and (ii) ratify that the residual amount of TISA's credit for US$ 20 million is subject to the same conditions as those agreed upon on December 27, 2004. The Company believes that the capital stock increase will be completed during the fiscal year 2005.

               In obtaining the above mentioned loan, the Company has assumed certain commitments, mainly involving limitations on the sale of assets, limitations on liens of certain assets, limitations on the Company or any of its affiliates becoming a party in merger or spin-off operations, with certain exceptions. In addition, the loan shall forthwith become due and payable: 1) upon the Company defaulting on any of the commitments assumed under the loan agreement, 2) in the event of any change in the Company's controlling shareholder, 3) if the Company or its affiliates are unable to comply with their obligations, 4) changes in the Company's main business activity, 5) if the Company or any of its affiliates lose the government licenses obtained and 6) if there are changes in the Company's equity, economic and financial situation that due to their adverse nature may affect the Company's ability to comply with the obligations assumed in the agreement or if there are restrictions that may limit the ability of the Company to repay its debts.

               In relation to the loan of US$20 million mentioned above, TISA has advised the Company that until July 1, 2006 TISA shall not consider that an acceleration event has been verified under the agreements with TISA. Additionally, some of the loan agreements in effect include acceleration events in case certain judicial or extra-judicial proceedings are filed for amounts in excess of certain net equity percentages of the Company or relevant affiliate. The Company obtained a waiver in connection with those proceedings as of the date of issuance of these financial statements, covering until July 1, 2006.

               On June 17, 2005 The Company cancelled US$7 million of the above mentioned loan.

               As of December 31, 2004 the Company's current assets are lower than its current liabilities by 1,876 million. The current liabilities include a 99.6% (1,896 million) of debt owed to the Company's controlling company.

               The Company is evaluating Cointel's financing needs considering the Argentine economic situation and the current difficulties to have access to credit and will make its best efforts to provide Cointel with such financing, directly or indirectly, subject to the Company's own fund availability, which depends on the evolution of the issues affecting the Company's financial situation.

6.   RESTRICTIONS, GRANTED GUARANTEES AND CURRENT ADMINISTRATIVE PROCEDURES

     6.1. Distribution of accumulated income restriction:

     In accordance with the LSC, the Company's bylaws and General Resolution No. 368/01 of the CNV, 5% of the year's net income must be appropriated to a legal reserve, previous absorption of accumulated losses until such reserve equals 20% of adjusted capital stock.

     As of December 31, 2004, the Company carries accumulated losses in the amount of 2,267 million that includes a net loss for the year then ended in the amount of 300 million.

     6.2. Other restrictions

          a) Through Cointel, the Company is a member of the Main Core of the Telefonica awardee Consortium. As of December 31, 2004, the Company holds a direct 50.0% interest in Cointel's common stock. Decree No. 62/90 of the NEP, as amended, provides that Regulatory Authorities (nowadays the SC) must approve in advance any transfer of the Company's 20% interest in the Main Core of Cointel (the same requirement applies to the 10% interest of TISA in Cointel). Cointel's common shareholders existing as of the takeover of Entel, as a group, may not reduce their total holding to less than 51.0% of the total capital stock (Class "A" shares) with voting rights of Telefonica without first obtaining approval from the regulatory authority.

          b) With respect to the commitments and guarantees related to the issuance of negotiable obligations and other payables, see Notes 5.c.(ii) and 9.

     6.3. Guarantees granted

          In connection with the disposing of companies in which the Company maintained ownership interests during the years ended December 31, 1996 to 2001, the Company has agreed to indemnify the purchasers for any omitted liability at time of sale subject to the amounts and terms specified in each contract. As of December 31, 2004, the Company does not know of any circumstance that could generate future losses and consequently, that should be booked as of such date.

     6.4. Litigation

          As of December 31, 2004, the Company is not party to any legal proceedings initiated against it whose results might materially affect the Company's financial condition or the results of its operations and, consequently, should be booked as of December 31, 2004.

     6.5. Current administrative procedures

          On June 24, 2004, and due to a claim conducted by a minority shareholder, the CNV issued a resolution by means of it instructed a summary against the Company for possible infraction to certain articles of the LSC, the Code of Commerce and the CNV's rules (NT
          1997), in respect of the compensation granted by the Company, between October 1st , 1998 and September 30, 2001, to one of its previous directors under an advisory contract, and in respect of the accounting treatment given by the Company, in the year ended December 31, 2000, to the payment made by AMI CABLE HOLDINGS, Ltd., related company of the previous shareholders of the Company, for the rescission of the abovementioned advisory contract. The sanction that could possibly correspond to the Company would consist of a warning or fine of up to
          1.5 million, which could be raised up to five times the amount of the greater between the benefit obtained or the damage caused as a result of the illicit driving. In the opinion of the Company's Management, it is unlikely that this administrative sanction prospers.

7.   CAPITAL STOCK

     7.1. As of December 31, 2004 the Company's capital stock, after the voluntary capital stock reduction mentioned in section 7.2. of this note, which has been approved by the CNV's Resolution No. 14,060 and registered in the Public Registry of Commerce on March 31, 2004, and after the capital increase mentioned in section 7.4 of this note, which as of the date of these financial statements is pending approval by the CNV and the Buenos Aires Stock Exchange and pending registration by the Public Registry of Commerce, was comprised of:

                                                        Subscribed and paid in
                                                          (historical value)
                                                      --------------------------
           Common shares, face value $1:

           Class "A" shares (five votes per share)               30,427,328
           Class "B" shares (one vote per share)                374,302,032
                                                        -------------------
           Capital Stock authorized for public offer            404,729,360  (1)

           Common shares pending issuance and
           authorization for public
           offering, face value $1
           Class "B" shares (one vote per share)                  2,000,000  (1)
                                                        -------------------
           Total                                                406,729,360
                                                        ===================

          (1)  See Note 7.4.

           As a consequence of the transactions described in Note 1. and section
           7.2. of this note, as of December 31, 2004, the principal shareholder of the Company is TISA, which owns 99.96% of the Company's capital stock.

     7.2. On January 18, 2001, the Company's General and Special Shareholders' Meeting approved a voluntary capital stock reduction proposed by the Company's Board of Directors at their meetings held on December 15, 2000, and January 10, 2001, through the redemption of 95,270,640 Common Class "B" shares of the Company of 1 nominal value each. In consideration for the number of shares delivered, the shareholders, present in the redemption, would receive a proportional interest in the Promissory Note mentioned in Note 1. The only shareholder taking part in such reduction was ACH, who participated with all its shares, 95,270,640 Common Class "B" shares ("the Shares"). The final amount of the reduction was allocated to proportionately reduce the capital stock and each shareholders' equity account by 19.05% and the difference between the book value of 19.05% of the Company's capital stock (calculated on the basis of the Company's shareholders' equity as of September 30, 2001, after deducting irrevocable capital contributions of 2 million (at historical value)) and the redemption value of such shares (calculated on the basis of a value of US$4.486 per share) was allocated to reduce the balance of the reserve for future dividends account until the balance was exhausted and the remaining amount to unappropriated earnings. On December 7, 2001, the CNV informed the Company its decision to partially cancel the public bidding authorization granted to the Company for an amount of $95,270,640 (historical value), being $404,729,360 (historical value) the outstanding capital stock authorized for such bidding. Furthermore, as of such date, the Buenos Aires Stock Exchange granted its final approval to the voluntary capital stock reduction. On December 31, 2001, the Shares were effectively registered under the Company's name. On January 11, 2002, the Company's Board of Directors decided to make available all necessary mechanisms for the effective cancellation of the shares received from ACH and on March 31, 2004, the above-mentioned voluntary capital stock reduction was filed with the Registry of Commerce.

     7.3 On May 28, 2001, the NEP issued Decree No. 677/01 under which TISA could make a statement of acquisition of residual interests involving all of the Company's capital stock owned by third parties. Likewise, any minority shareholder may demand that TISA make a purchase offer to the Company's minority shareholders, in which case, the controlling shareholder could make an acquisition statement of the Company's capital stock owned by third parties. Should any of the above transactions be conducted, once the acquisition has been completed and the procedure established has been met, the Company would be automatically delisted from the share public trading and listing system, through the fulfillment of certain formalities provided by the decree.

          On the other hand, on April 5, 2001, the Company filed an application with the Buenos Aires Stock Exchange for preliminary authorization of the delisting of its shares. However, prior to the conclusion of such procedure, on July 9, 2002, TISA initiated the related procedure with the CNV in order to make the statement of acquisition of residual interests, which affected the whole of the Company's capital stock owned by third parties, according to the provisions of Decree No. 677/01 and general resolutions issued in connection with such decree. In view of a court action filed by a minority shareholder alleging the unconstitutionality of the residual participation regime, the National First Instance Court in Commercial Matters No. 26 of the City of Buenos Aires decided to declare as a preventive measure, the suspension of the proceedings, and ordered the inapplicability of the referred decree to the prosecuting minority shareholder until the case is finally adjudged. The CNV understands that the referred injunction prevents the acquisition of the residual interests relating to the shares held by any shareholders other than the one who filed the constitutional protection action. The Company answered the court action and requested its dismissal, claiming that the prerequisites for filing the action and declaring the unconstitutionality of Decree No. 677/01 have not been met. TISA, in turn, has answered the court action in the same way. Finally, on March 2004, the Court mentioned above declared the unconstitutionality of articles No. 29 and 30 of Decree 677/01 relating to the acquisition of residual interests, so the delisting process is now discontinued. The Company and TISA have not appealed the Court's decision.

     7.4. On December 16, 2004, the General and Special Class B Shareholders' Meeting resolved to increase the capital stock by 2 million, to 406,729,360, in accordance with the provisions of Resolution No. 466/04 of the CNV, and to issue at par value, 2,000,000 Common, Class B shares of one peso ($ 1) face value each and entitled to one vote per share, which will have the same rights to dividends, as from the beginning of the fiscal year in which the shares are issued, and will rank pari passu with the remaining Class B shares outstanding as of their issuance date. Pre-emptive subscription rights may be exercised within the pre-emptive subscription period of 30 days counted since the date designated by the Board of Directors, pro rata the shares held by each shareholder. Simultaneously, the shareholders may exercise their accrual rights over the remaining unsubscribed portion, in identical proportion as the subscription of the pre-emptive right bears over the total issue amount. In addition, such shareholders' meeting approved the application for public offering of the new shares to be issued as a result of the capital increase and their listing on the Buenos Aires Stock Exchange. As of the date of issuance of these financial statements, such capital increase is pending approval by the CNV and the Buenos Aires Stock Exchange and pending registration by the Public Registry of Commerce.

     7.5. On February 15, 2005, the Special Shareholders' Meeting resolved to approve the capital stock increase for an amount of up to 2,046 million, ratified the 2 million stock capital stock increase resolved upon by the shareholders' meeting dated December 16, 2004 and delegated to the Company's Board of Directors the setting of the final amount and other terms of issuance in connection with such capital increase. Therefore, at such Special Shareholders' Meeting, TISA expressed its intention to partially capitalize its loans with the Company for 1,785 million (see Note 5.c)ii) to the individual financial statements).

          As of the date of issuance of these financial statements, such capital stock increase is pending of approval by the CNV and the BCBA and is pending of registration with the RPC, as well as the Company's Board of Directors has not yet met in order to determine the final amount to be issued and other issuance conditions relating to the capital stock increase, including the setting of the beginning of the related preemptive subscription period.

8.   NEGATIVE SHAREHOLDERS' EQUITY

     As of December 31, 2004, the Company carried accumulated losses amounting to 2,267 million and negative shareholders' equity amounting to 1,112 million. Due to such situation, the Company was under the conditions for dissolution due to the loss of its capital stock set forth in item 5 of
     Section 94 of the LSC. The decree No. 1,269/02 dated July 16, 2002 had suspended the enforcement of item 5 of Section 94 of the LSC until December 10, 2003 and on December 23, 2003, the NEP issued Decree No. 1,293/03 which extended the suspension established by Decree No. 1,269/02 until December 10, 2004.

     Decree No. 540/05 dated May 30, 2005 further extended enforcement of
     Section 206 and item 5 of Section 94 of LSC until December 10, 2005.

     In addition, as a result of the capital stock increase resolved upon by the Shareholders' Meeting referred to in Note 7.5, the Company expects that it will no longer be under the conditions of item 5 of section 94 of the Argentine Business Associations Law No. 19,550 beyond the suspension period mentioned above, and consequently, it will be able to continue the normal operations.

     Notwithstanding the statements of the preceding paragraph, the Company qualifies under the event of mandatory capital reduction set forth in
     Section 206 of the LSC when cumulative losses exceed reserves and 50% of the capital stock. However, Decree No 540/05 dated May 30, 2005 further extended the enforcement of Section 206 of the LSC until December 10, 2005.

     On April 10, 2002, the Company's General Shareholders' Meeting approved a resolution requiring that 5%, or 179,210 pesos, of the December 31, 2001, year-end realized earnings be set aside into the legal reserve. However, since the Company carried during 2002 accumulated losses exceeding such amount, the Company's Board had decided not to create such legal reserve. Such decision was approved by the Company's General Ordinary and Special Shareholders' Meeting of April 22, 2003.

9.   ISSUANCE OF NEGOTIABLE OBLIGATIONS NOT CONVERTIBLE INTO SHARES

     As of December 31, 2004 and 2003, the Company had outstanding US$ 7.6 million in Series B Negotiable Obligations. As of such dates there were no unused lines of credit.

     The following chart details the situation of the original US$ 500 million program of Negotiable Obligations:

                                             US$500 million program (1)
     -------------------------------------------------------------------------------------------------------
          Principal
           amount         Principal amount     Interest rate    Payment of interest        Situation as of
        (in millions)         repayment              %                                    December 31, 2004
     -------------------------------------------------------------------------------------------------------
          Series A          February 2002          8.50         February and August     Totally repaid
           US$100                                                  of each year
          Series B          February 2007          9.75         February and August     Partially repaid (2)
           US$225                                                  of each year
          Series C          February 2007         11.25         February and August     Totally repaid
            $175                                                   of each year

     (1) It was partially cancelled up to the amount of US$17.1 million as approved by the General and Special Shareholders' Meeting held on November 2, 2001, at its adjournment of November 15, 2001.
     (2) As a consequence of the repurchases and cancellations of Negotiable obligations made during the years 2001 and 2002, the balance of the Negotiable Obligations and of the US$500 million program as of December 31, 2004, amounts to US$7.6 million, which corresponds to Series B.

     The creation of these Programs and the Public Offerings of Negotiable Obligations were authorized by the CNV. The net proceeds from the issuance of the Negotiable obligations were used to refinance bank borrowings.

     After the repurchases and repayments of the Company's Negotiable Obligations, the Company has cancelled and repurchased approximately 98.5% of the Negotiable Obligations for a face value of 175 million and US$317.4 million. In connection with this issuance, the Company has assumed certain commitments usually undertaken in transactions of this kind. The Prospectus related to the issuance of Negotiable obligations gives detailed information of the condition of issuance, which have been modified and/or eliminated according to the authorizations obtained from the Special Noteholders' Meeting held on November 12, 2001. The main effective commitments as of the issuance date of these financial statements, are among others: limitation on liens with certain exceptions, filings of financial statements and other communications and reports and maintenance of all government authorizations and approvals (see Note 5.c.(ii)).

     As of the issuance date of these financial statements, the Company has complied with all the commitments derived from the issuance of Negotiable Obligations and its amendments.

10.  SUBSEQUENT EVENTS

     On February 15, 2005, the Special Shareholders' Meeting approved an increase in the Company's capital stock for an amount of up to 2,046 million, having delegated in the Company's Board of Directors the setting of the final amount and other issuance conditions of such capital stock increase. In connection with such capital stock increase, in that meeting Telefonica Internacional, S.A. ("TISA", majority shareholder), expressed its intention to contribute an amount of 1,785 million corresponding partially to the loan held by TISA with the Company.

11.  DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND US
     GAAP

     A)   Accounting principles followed by the Company

          These financial statements have been prepared in accordance with Argentine GAAP as stated in Note 2.5., which differ from generally accepted accounting principles of the United States of America.

          Differences between generally accepted accounting principles followed by the Company and US GAAP and their effect on net income/(loss) and on accumulated deficit are set forth in B), C) and D) below.

     B)   Description of differences between Argentine and US GAAP

          Differences between Argentine and US GAAP relate to the following items:

          1. Restatement of financial statements for general price-level changes

               In August 1995, according to the then effective requirements of Argentine GAAP, the method of restatement of amounts into constant pesos was discontinued, due to the low levels of inflation at that time. However, from January 2002 until February 28, 2003, the increase in the consumer price index and in the wholesale price index (which is applicable for restatements of financial statements in constant pesos) was 43.6% and 119.7%, respectively, and therefore, inflation accounting was reinstated under Argentine GAAP as from January 1, 2002 (see Note 2.3.). Also, under Argentine GAAP, the period from August 1995 through December 2001 is considered to be a "stability period", because of the low level of increase in general prices during that period. Accordingly, the financial statements have not been restated for the effects of inflation during such period.

               As described in Note 2.3., in 2002 the NEP repealed the provisions related to inflation adjustments, therefore, the CNV, under Resolution No. 441/03, set forth that, as from March 31, 2003, the restatement of financial statements in constant currency should be discontinued. The Company has followed the provisions of the CNV and prepared the financial statements recognizing the effects of inflation until February 28, 2003 (see
               Note 2.3.). In December 2003, the CPCECABA discontinued the application of the restatement for inflation as from October 2003. The effect on net income and shareholders' equity for the fiscal years ended December 31, 2004 and 2003 as if the inflation adjustment mechanism had been applied for the period March through September 30, 2003, is included in Note 2.3.

               In accordance with generally accepted accounting principles applied by the Telefonica Group for purposes of the Group's consolidated financial statements, Argentina did not meet the definition of a highly inflationary economy in 2004, 2003 and 2002. For that reason, TESA incorporates, for consolidation purposes, the Company's balances without computing any inflation adjustments for the inflation experienced during 2003 and 2002. Consistent with the Company's ultimate parent company's policies, and for the Company's own US GAAP reconciliation, the Company has elected not to use the alternative of maintaining the inflation adjustment in such years, that the SEC provides for countries such as Argentina where local generally accepted accounting principles may require price-level adjustments. Therefore, the Company has included in its US GAAP reconciliation an adjustment eliminating the effects of the restatement for inflation computed in the accompanying financial statements filed with the CNV for the fiscal years ended December 31, 2004, 2003 and 2002 (see D below).

          2.   Restatement of financial statements for comparative purposes

               Under Argentine GAAP, amounts corresponding to prior fiscal years that are presented for comparative purposes are also restated for inflation so as to allow for comparison in constant Argentine pesos as described in Note 2.3.

               For US GAAP, amounts for prior fiscal years have been adjusted to eliminate such restatement and so are presented in nominal pesos (see D).

          3.   Income tax and tax on minimum presumed income

               Under Argentine GAAP, the Company records income tax by application of the deferred method, in accordance with the provisions of RT No. 17, as described in Note 2.5.e).

               Deferred tax assets result mainly from the temporary differences arising from exchange differences that are not yet deductible for tax purposes and from tax loss carryforwards.

               Under US GAAP, the Company records income taxes using the method required by Statement of Financial Accounting Standards ("SFAS") No. 109 "Accounting for Income Taxes". Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. SFAS 109 requires companies to record a valuation allowance for that component of net deferred tax assets, including tax credits arising from the tax on minimum presumed income (together "tax assets"), which does not meet the "more likely than not" criterion for realization, based on the assessment of evidence established in US GAAP rules. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences and tax loss carryforwards are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date (see D).

               In assessing the realizability of tax assets, management considers whether it is more likely than not that some portion or all of the tax assets will not be realized. The ultimate realization of tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences and tax loss carryforwards become deductible. Management considers all available evidence, both positive and negative including projected future taxable income, and tax planning in making these assessments. In accordance with SFAS 109, the Company is required to continuously evaluate the recoverability of tax assets (see Note 2.5.e). Therefore due to the effects of the existing and expected economic conditions and foreign exchange regulations implemented by the government in 2002, considering tax planning strategies and that the Company's income from its equity interest in Cointel is not subject to income tax, the Company has established a full valuation allowance against their net deferred tax assets under US GAAP in accordance with the provisions of SFAS 109. There are no differences applicable to the Company for this subject between Argentine GAAP and US GAAP for the years ended 2004, 2003 and 2002.

          4.   Goodwill on investments in companies

               Under Argentine GAAP, goodwill arising from investments in controlled companies is based on the excess of the purchase price over the book value of the net assets acquired. Under US GAAP, goodwill is determined based on the excess of the purchase price over the fair value of assets acquired and liabilities assumed.

               Goodwill and identifiable intangible assets were evaluated for impairment when events or changes in circumstances indicated that, in management's judgment, the carrying value of such assets might not be recoverable.

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

               Goodwill arising as the difference between the cost of an investment and the amount of underlying equity in net assets of an equity method investee ("equity method goodwill") also ceased to be amortized on adoption of SFAS 142. However, in accordance with the provisions of APB Opinion 18, equity method goodwill continues to be reviewed for impairment together with the equity method investment, in the same manner as other long-term assets (see D).

          5.   Comprehensive Income

               The Company has not reported separately comprehensive income because there are no material differences between its net income/(loss) and comprehensive income as defined by SFAS No. 130.

          6.   Devaluation effect

               Under Argentine GAAP, the effects of the devaluation of the Argentine peso on the valuation of the foreign currency assets and liabilities in Argentine pesos were recognized in the fiscal year ended December 31, 2002.

               Under US GAAP, the exchange rate effective as of the date of reopening of the exchange market (January 11, 2002) was used for the valuation in Argentine pesos of foreign currency assets and liabilities as of December 31, 2001 (see D).

          7.   Push down accounting

               Under US GAAP, when substantially all of the common stock of a company is acquired, and after certain conditions are met, the purchase price is "pushed down" to the acquired assets and liabilities in the acquired company's financial statements. Push down accounting is not a generally accepted accounting principle under Argentine GAAP.

               As further explained in Note 1., TESA acquired 80.9% of the Company's capital stock, in exchange for TESA common shares issued. On June 29, 2001, TESA informed the Company that on May 8, 2001, it transferred to TISA, all of TESA's 80.9% equity interest in the Company. As of December 31, 2001, and as a result of the voluntary capital stock reduction mentioned in Note 7.2., TISA owned 99.96% of the Company's capital stock. As a result of TESA's acquisition of the 80.9% equity interest in the Company, which purchase price amounted 2.2 billion, and the voluntary capital stock reduction which increased TESA's ownership interest to 99.96%, the Company booked an adjustment of 1.6 billion corresponding substantially to goodwill (see B) 4 above and D) below).

          8.   New accounting pronouncements (US GAAP)

               a)   Consolidation of Variable Interest Entities

               In December 2003, the FASB issued a revision ("FIN 46R") to Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51" (the "Interpretation"). FIN 46R clarifies the application of ARB No. 51 "Consolidated Financial Statements", to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. FIN 46R requires the consolidation of those entities, known as variable interest entities ("VIEs"), by the primary beneficiary of the entity. The primary beneficiary is the entity, if any, that will absorb a majority of the entity's expected losses, receives a majority of the entity's residual returns, or both. Among other changes, the revisions of FIN 46R (a) clarified some requirements of the original FIN 46, which was issued in January 2003, (b) eased some implementation problems, and (c) added new scope exceptions. FIN 46R deferred the effective date of the Interpretation for public companies, to the end of the first reporting period ending after March 15, 2004, except that all public companies must at a minimum apply the provisions of the Interpretation to entities that were previously considered "special - purpose entities" under the FASB literature prior to the issuance of FIN 46R by the end of the first reporting period ended after December 15, 2003. The Company does not have any interests that fall within the scope of FIN 46R.

               b)   Accounting for Stock -Based Compensation

               In December 2004, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004). "Share-Based Payments" or SFAS 123R. This statement eliminates the option to apply the intrinsic value measurement provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" to stock compensation awards issued to employees. Rather, SFAS 123R requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award that is the requisite service period (usually the vesting period). SFAS 123R applies to all awards granted after the required effective date and to awards modified, repurchased, or cancelled after that date. SFAS 123R will be effective for the fiscal years ending on or after June 30, 2006. In the opinion of Company's management the adoption of this rule will not have an impact on net income and shareholder's equity.

               c)   Exchanges of nonmonetary assets

               In December 2004, the FASB issued Statement 153 "Exchanges of nonmonetary assets", that replaces the exception from fair value measurement in APB Opinion No. 29 "Accounting for Nonmonetary Transactions", for nonmonetary exchanges of similar productive assets with a general exception from fair value measurement for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This statement shall be applied for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. In the opinion of the Company's Management the adoption of this rule will not have an impact on net income and shareholders' equity.


     C) Additional significant differences between Argentine GAAP and US GAAP adopted by Cointel and its subsidiaries

          1.   Capitalized interest

               Under Argentine GAAP, interest expense incurred on liabilities specifically identifiable to construction in progress is capitalized. For the portion of construction in progress not financed by specific liabilities, Telefonica assumes such expenditures are financed by any remaining liabilities (both interest and non-interest bearing) and shareholders' equity.

               Under US GAAP, interest expense incurred on liabilities specifically identifiable to construction in progress is capitalized. For the portion of construction in progress not financed by specific liabilities, the capitalization rate applied to such excess is the weighted average of the rates applicable to the remaining interest bearing liabilities.

          2.   Inventories

               Under Argentine GAAP, inventory is stated at the lower of either the replacement/reproduction cost or the estimated realizable value. Under US GAAP, inventory is stated at the lower of cost or market. Telefonica determines cost principally on an average cost basis.

          3.   Costs associated with the issuance of debt

               Under Argentine GAAP, the costs associated with the issuance of Negotiable obligations may be charged to income at the time of issuance or deferred and amortized over the period the debt is outstanding. Under US GAAP, the costs associated with the issuance of debt securities are to be deferred and amortized over the period the related debt is outstanding. The deferred costs are to be amortized by the effective interest method or by the straight-line method if not materially different from the effective interest method.

          4.   Debt refinancing costs

               Under Argentine GAAP, material costs associated with the exchange of debt have been deferred and charged to expense on a straight-line basis during the duration of the loan considering outstanding principal balances in the case of partially settled or restructured debt. However, under US GAAP, Emerging Issues Task Force ("EITF") 96-19 specifies that if new debt is issued in exchange for old debt, and the new debt is not deemed to have substantially different terms than the old debt, any costs incurred with third parties directly related to the exchange are expensed as incurred, and SFAS 15 specifies that if new debt is issued in exchange for old debt in a "troubled debt restructuring", as defined in SFAS 15, any costs incurred with third parties directly related to the exchange are expensed as incurred and expenses related to outstanding principal balances are charged to expenses based on new terms of debt.

          5.   Preferred stock

               Under US GAAP, in accordance with SFAS No. 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity", mandatorily redeemable preferred stock is classified as a liability. Under Argentine GAAP, preferred shares have been classified as capital stock.

               In addition, under Argentine GAAP, any increase (decrease) in the carrying amount of preferred stock is recorded as an adjustment to common capital stock, as such increase (decrease) represents a redistribution of the total value of Cointel's capital stock between its common and preferred shareholders. Under US GAAP, the increases (decreases) in the carrying amount of preferred stock are recorded as charges against retained earnings or, in the absence of retained earnings, by charges against paid-in capital.

               Preferred dividends are recorded only if certain conditions are met.

          6.   Regulation

               Telefonica provides telephone services in Argentina and therefore is subject to regulatory control. Rates for services are tariff regulated. Although changes in rates for services are to be authorized and computed based on applicable regulations (see Note 4.a), there is no fixed rate of return. Accordingly, the requirements of US GAAP related to a business whose rates are regulated on the basis of its actual costs are not applicable to Telefonica.

          7.   Revenue recognition

               Under Argentine GAAP, Telefonica accounts in income/expense for installation revenue and related costs at the installation date. For US GAAP, SEC Staff Accounting Bulletin ("SAB") 104 "Revenue recognition", which supersedes SAB 101 "Revenue recognition in Financial Statements", requires that: i) installation revenues are not included in income of the period when the installation takes place but are deferred and amortized during the period representing the possible duration of the relationship with the customer, and ii) related costs are not charged to expense but capitalized and depreciated in a similar period.

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

               Telefonica did not enter in revenue arrangements with multiple deliverables that were not separated into different units of accounting.


          8.   Accounting for derivative instruments and hedging activities

               In June 1998, the FASB issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities". This statement establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the statement of operations, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

               Under Argentine GAAP, Cointel and Telefonica apply RT No. 20 issued by the FACPCE which provides for fair value valuation of derivative instruments as from January 1, 2003.

          9.   Capitalized exchange difference

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

          10. Accounting measurement of certain receivables and payables at their discounted value

               Under Argentine GAAP, certain assets and liabilities are to be measured in currency based on the calculation of their discounted value. Minimum presumed income tax credits have been valued following this criterion. Under US GAAP, tax credits are recorded at the amount effectively paid.

          11.  Accounting for certain investments in Debt.

               Telefonica holds a bond with the Argentine Government ("Patriotic Bond"), that has been valued at its estimated recoverable value, recording an allowance for impairment as a result of the Argentine Government's decision to suspend the tender system for offsetting purposes against taxes and to include that bond on the list of eligible bonds for sovereign debt restructuring.

               Under Argentine GAAP, a security is impaired if its carrying amount is greater than its estimated recoverable amount. Impairment should be assessed at each balance-sheet date and impairment losses (as defined) should be recognized in net profit or loss currently. The carrying amount of a security may be adjusted for subsequent recoveries in fair value not to exceed impairment losses that were previously recognized. Such recoveries in fair value should be recognized in net profit or loss currently.

               Under U.S. GAAP, for individual securities classified as either available-for-sale or held-to-maturity, an enterprise shall determine whether a decline in fair value below the amortized cost basis is other than temporary. If the decline in fair value is judged to be other than temporary, the cost basis of the individual security shall be written down to fair value as a new cost basis and the amount of the write-down shall be included in earnings (that is, accounted for as a realized loss). The new cost basis shall not be changed for subsequent recoveries in fair value.


     D) The following is a summary of the adjustments to net (loss) income and accumulated deficit that would have been required, had US GAAP instead of Argentine GAAP been applied in the accompanying financial statements (amounts expressed in millions of Argentine pesos):

                                                               2004            2003           2002
                                                            ------------------------------------------
     Net (loss) income according to the
     financial statements, Argentine GAAP in constant pesos     (300)              217      (2,060)
     Reversal of inflation restatement (see B)2.)                  -                 -          14

     US GAAP adjustments - Increase (decrease) due to:
     -        Reversal of inflation restatement and
              monetary results (see B)1.) (a)                    220               222      (1,277)
     -        Depreciation of goodwill (see B)4.)                 18                18          18
     -        Effects of US GAAP adjustments on
              ownership interest in Cointel (see C)               39                (1)        524 (1)
     -        Devaluation effect (see B)6.)                        -                 -         349
                                                            ------------------------------------------
     Net (loss) income in accordance with US GAAP                (23)              456      (2,432)
                                                            ==========================================

     (a) Includes reversal of inflation restatement and monetary results on ownership interests in related parties.


                                                                                    2004          2003
                                                                             ----------------------------
     Accumulated deficit according to the financial
     statements, Argentine GAAP in constant pesos                                 (1,112)          (812)

     US GAAP adjustments - Increase (decrease)

     -        Alignment of periods for valuation of
              Equity interests in Cointel (3)                                        (25)           (25)
     -        Reversal of inflation restatement
              and monetary results (see B)1.)
              -    Investment in Cointel                                          (1,131)        (1,330)
              -    Goodwill for investment in Cointel                               (268)          (289)
     -        Goodwill and intangible assets (see B).4)                               82             64
     -        Push down accounting (additional goodwill)
              (see B)7.)                                                           1,550          1,550
     -        Effect of US GAAP adjustments on ownership
              interest in Cointel (see C))                                            24            (15)
                                                                             ----------------------------
     Accumulated deficit in accordance with US GAAP                                 (880)          (857)
                                                                             ============================

     (Loss) earnings per share under USGAAP:
                                                                           2004             2003             2002
                                                                      -----------------------------------------------
      Net (loss) earnings per share per financial
          statements in accordance with Argentine
          GAAP in constant Argentine pesos (2)                           (0.741)            0.534           (5.090)

      Reversal of inflation restatement                                                                      0.035
                                                                                                         ------------
      Comparative amounts as per historical
          financial statements                                                                              (5.055)
                                                                                                         ============
      Net (loss) earnings per share under US
          GAAP in Argentine pesos

      Net (loss) earnings per share under US
          GAAP in Argentine pesos (2)                                    (0.057)            1.127           (6.009)
                                                                      ===============================================
      Number of shares subscribed, paid in
          and outstanding

          Common                                                       406,729,360      404,729,360       404,729,360

     (1) In 2001, the Company included a loss of 570.1 million corresponding to the estimated effect of the devaluation on Cointel and Telefonica's net income (loss), calculated based on the Company's ownership interest in such companies, and consequently in 2002 the adjustment includes a gain of 570.1 million corresponding to such effect that is included in the 2002 net loss according to Argentine GAAP.
     (2) Net (loss) earnings per share is calculated based on the average number of shares outstanding during the year. See Note B.6).
     (3) Corresponds to the effect of the equity interest of the Company in the US GAAP adjustments in Cointel for the three-month period ended December 31, 2001. The historical amount of the equity interest of the Company in Cointel net loss for such period under Argentine GAAP amounted to a loss of 19 million. Such amount relates to the alignment of periods for valuation of Equity interests in related parties, as described in Note 2.5.b).

     E)   Other significant US GAAP disclosure requirements.

          The following represent additional financial statement disclosures required under US GAAP:

          1.   Disclosures about fair value of financial instruments:

               US GAAP requires disclosure of the estimated fair value of the Company's financial instruments. The following methods and assumptions were used to estimate the fair value of each class of financial instrument.

               As of December 31, 2004 and 2003, the carrying amounts of cash, short-term investments, receivables and current payables approximated their fair value.

               As of December 31, 2004 and 2003, the fair value of the loan from TISA is equal to its carrying amount, as they are short term debt, and the interest rates have been settled close to each year-end. As of December 31, 2004 and 2003, the fair value of Negotiable Obligations is at par.


          2. There were no loans to the Company's directors in excess of US$100,000 as of December 31, 2004 and 2003. The Company does not have employees.

          3.   Deferred income taxes:

               The following table presents the components of the Company's deferred tax balance (based on a US GAAP balance sheet).

                                                                                   December 31,
                                                                     -----------------------------------------
                                                                            2004                 2003
                                                                     -----------------------------------------
                Deferred tax assets:
                  Common income tax loss carryforwards                         361 (2)              406
                  Specific income tax loss carryforwards (1)                    44                   61
                  Foreign currency exchange loss deductible in
                     future years                                               28                   43
                                                                     -----------------------------------------
                Subtotal deferred tax assets                                   433                  510
                  Allowance for deferred tax assets                           (433)                (510)
                                                                     -----------------------------------------
                Total net deferred tax assets                                    -                    -
                                                                     =========================================

               (1) Corresponds to losses from the sale of companies and from financial contracts.
               (2) Net of 15 million of tax loss carryforwards that offset the tax payable with respect to the taxable income estimated for the year ended December 31, 2004.

               The benefit (expense) for income taxes computed in accordance with US GAAP differs from that computed at the statutory tax rate as follow:

                                                                                      December 31,
                                                                   ----------------------------------------------------
                                                                         2004              2003              2002
                                                                   ----------------------------------------------------
               Income tax (expense) benefit at the statutory
                   income tax rate in accordance with US GAAP                8              (160)              848
               Non deductible interest                                    (118)                -                 -
               Loss (income) on equity investments                          51               122              (499)
               Variation of allowance for deferred tax assets               77                38              (349)
               Expired tax loss carryfoward                                (18)                -                 -
                                                                   ----------------------------------------------------
               Income tax (expense) benefit                                  -                 -                 -
                                                                   ====================================================

          4.   Statements of operations under US GAAP

               Under Argentine GAAP, the Company shows the income resulting from the TESA Arg. Agreement (see Note 5.c)(i)) as a whole amount under the caption "Other income relating to equity interests in
               Section 33 - Law 19,550 companies and related parties, net" considering that all amounts charged to TESA Arg. are originated by the same agreement. Under US GAAP, the related income resulting from services provided, if any, is recorded as Revenue, and the income attributable to the other obligations under the contract in periods when the company did not receive advisory requests from or provide significant services to TESA Arg. (see
               Note 5.c)(i)) is included in the caption "Equity interests in related parties" of the Statement of operations under US GAAP (see below). Under US GAAP, the condensed statements of operations for the years ended December 31, 2004, 2003 and 2002 are supplementally provided as follows:

                                                     December 31,    December 31,   December 31,
                                                         2004            2003           2002
                                                     -------------------------------------------
               Equity interests in related parties       176            390          (1,386)
               Administrative expenses                    (2)            (2)             (3)
               Financial gains and losses
                 On assets                                 -              -               1
                 On liabilities                         (197)            68          (1,036)
               Tax on minimum presumed income              -              -              (8)
                                                     -------------------------------------------
               Net (loss) income for the year            (23)           456          (2,432)
                                                     ===========================================

          F)   Statement of cash flows presentation

               In the accompanying statement of cash flows, the Company considers all highly liquid investments with an original maturity of three months or less to be cash and cash equivalents.

               The following supplemental condensed statement of cash flows is prepared in accordance with the SEC presentation requirements and following Argentine GAAP valuation policies, except for the effects of inflation accounting, which have been segregated. Information for the year 2004 and 2003 is not presented because the effect of inflation has not been significant:

                                                                    December 31,
                                                                        2002
                                                                   -------------

                   Cash and cash equivalents at end of year                 3
                   Cash and cash equivalents at beginning of year           3
                                                                   -------------
                   Subtotal                                                 -
                   Inflation loss on monetary accounts                      2
                                                                   -------------
                   Increase in cash and cash equivalents                    2
                                                                   =============
                   CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS

                   Cash flows from operating activities                    23
                                                                   -------------
                   Cash flows from financing activities:
                   Increase in payables to related parties                 16
                   Repayments of debts with related parties               (20)
                   Repayments of loans                                    (17)
                                                                   -------------
                   Total cash flows used in financing activities          (21)
                                                                   -------------
                   Total increase in cash and cash equivalents              2
                                                                   =============

          G)   Business Segment Information

               Under US GAAP, SFAS No.131, "Disclosures about Segments of an Enterprise and Related Information", establishes the standards for reporting operating segment information and for interim financial statements. This standard requires reporting operating segment information based on the way that financial information prepared by the entity is organized for senior management for making operating decisions, evaluating performance and allocating resources. This financial information is prepared by the Company and Telefonica in historical amounts (not considering the restatement for inflation). Comparative information for earlier years on the same basis of segmentation must also be presented.

               Until the fiscal year ended December 31, 2002, the Company's management considered the Holding segment separately. As from fiscal year 2003, the Company's management considers the holding information as part of Telecommunication business. Consequently, the Company have retroactively reflected such change in fiscal year 2002 business segment information.

               The Telecommunications business segment includes the following operations:

               - Holding: Includes the Company's and Cointel's income, expenses and assets in addition to Basic Telephone Services.

               - Basic Telephone Services: includes the consolidated operations of Telefonica and its subsidiary Telinver S.A.

               The information presented below is prepared based on the following criteria:

               - Total assets: represents the Company' equity investment, goodwill and receivables of each operating segment. All the figures were prepared based on the Company's historical financial statements.

               - Statement of operations accounts: figures recomputed by applying the Company's direct and indirect ownership interest in its related companies to the respective consolidated amounts as of each year/period as disclosed in the statements of operations for the years ended December 31, 2004 and 2003 and the twelve-month period ended December 31, 2002, in historical Argentine pesos.

                                       Year ended December 31, 2004 (in millions
                                                 of Argentine Pesos)
                                       -----------------------------------------
                                              Telecommunications Business
                                       -----------------------------------------
                                          Holding   Basic Telephone
                                            (c)        Services      Total
                                       -----------------------------------------

     Total assets                           27           223          250

     (Loss) gain of the segment (a)       (246)          223          (23) (b)
     Net revenues                            -           991          991
     Interest income                         -            10           10
     Interest expense                     (232)         (134)        (366)
     Depreciation and intangible
        assets amortization                  -          (184)        (184)


                                       Year ended December 31, 2003 (in millions
                                                 of Argentine Pesos)
                                       -----------------------------------------
                                              Telecommunications Business
                                       -----------------------------------------
                                          Holding   Basic Telephone
                                            (c)        Services      Total
                                       -----------------------------------------

     Total assets                           28           241          269

     Gain of the segment (a)               117           322          439 (b)
     Net revenues                            -           895          895
     Interest income                         -            19           19
     Interest expense                     (235)         (171)        (406)
     Depreciation and intangible
        assets amortization                  -          (202)        (202)


                                       Year ended December 31, 2002 (in millions
                                                 of Argentine Pesos)
                                       -----------------------------------------
                                              Telecommunications Business
                                       -----------------------------------------
                                          Holding   Basic Telephone
                                            (c)        Services      Total
                                       -----------------------------------------

     Total assets                           33           259 (e)      292

     Loss of the segment (a)            (1,772)       (1,568)      (3,340) (b)
     Net revenues                            -           778          778
     Interest income                         -            40           40
     Interest expense                     (236)         (186)        (422)
     Depreciation and intangible
        assets amortization                  -          (231) (d)    (231)


     (a) Includes the Company's equity in earnings of each operating segment plus the Company's and Cointel's income and expenses allocated to each segment. In 2004, 2003 and 2002, includes 33 million, 40 million and 45 million, respectively, corresponding to other income relating to equity Section 33 - Law 19,550 companies and related parties, net.
     (b)  Relates to the Company's net income (loss) for the year.
     (c) Includes the Company's and Cointel's income and expenses not allocated to any other segment.

     (d) In 2002 includes depreciation and intangible assets amortization of Basic Telephone Service and Cointel.

     (e) As per historical values the investment in Cointel amounts to a negative equity interest of 1,280 million.

12.  OTHER FINANCIAL STATEMENT INFORMATION

     The following tables present additional financial statement disclosures required under Argentine GAAP:

     1. Investments in shares, bonds issued in series and holdings in other companies.
     2.   Allowances and reserves.
     3.   Foreign currency liabilities.
     4.   Administrative expenses.

12.1. INVESTMENTS IN SHARES, BONDS ISSUED IN SERIES AND HOLDINGS IN OTHER COMPANIES (stated in millions of Argentine pesos, restated as described in Note 2.3.)

                                                                             2004                                            2003
                                  --------------------------------------------------------------------------------------------------
                                                Face                       Inflation       Value by           Book           Book
             Issuer                  Class      value      Quantity      adjusted cost   equity method       value          Value
------------------------------------------------------------------------------------------------------------------------------------
NONCURRENT  INVESTMENTS (1)

Investments valued by the
   equity method:

Cointel - shares                   Common
                                   Class "A"     0.1     2,245,384,140
                                   Common
                                   Class "B"     0.1       407,817,358

                                           Total investment in Cointel       1,822             294             294             389

AC - shares                         Common        1              3,600           -               -               -               -

Other investments valued at
    cost
Atco - shares                       Common        1         82,824,771         255               -               -               -

Vigil - shares                      Common        1                  1           -               -               -               -

Temarsa - shares                    Common        1                  1           -               -               -               -

                                                                                                            ------------------------
Total noncurrent investments                                                                                    294            389
                                                                                                            ========================

(1)  See Notes 2.5.b) and 4.

12.1. INVESTMENTS IN SHARES, BONDS ISSUED IN SERIES AND HOLDINGS IN OTHER COMPANIES (stated in millions of Argentine pesos, restated as described in Note 2.3.) (Contd.)






                                       Information on the issuer
                  -------------------------------------------------------------------
                                                     Latest financial statements
                                     ------------------------------------------------
                                                Common
                                                capital                Shareholders'   Total % held
    Issuer          Main business    Date       stock (1)   Net loss      equity       of capital
----------------------------------------------------------------------------------------------------
NONCURRENT
  INVESTMENTS

Cointel             Investments     12-31-04      531        (184)         639          50.0% (2)


                                      Financial statements used for valuation by the equity method
                               ------------------------------------------------------------------------
                                 Closing     Duration        Auditors'                Auditors' report
     Issuer          Year-end     date      of the year     report date     Scope         type (4)
-------------------------------------------------------------------------------------------------------
NONCURRENT
  INVESTMENTS

Cointel               12-31     12-31-04      12months       04-01-05       Audit       Unqualified (3)


(1)  Corresponds to face value.
(2) Over common capital stock. As of December 31, 2004, preferred capital stock (over which the Company has no ownership interest) amounts to 42 million.
(3) Includes an explanatory paragraph related to the uncertainty of Cointel's ability to pay its current liabilities and continue as a going concern.
(4) Issued under standards of the Public Company Accounting Oversight Board of United States.

12.2. ALLOWANCES AND RESERVES FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002 (stated in millions of Argentine pesos, restated as described in Note 2.3.)

                                                      2004                             2003        2002
-----------------------------------------------------------------------------------------------------------
                              Balances at                                Balances     Balance    Balances
                               beginning   Increase for   Decrease for   at end of   at end of   at end of
         Account                of year      the year       the year       year         year       year
-----------------------------------------------------------------------------------------------------------
Deducted from noncurrent
   assets:

For other receivables
  -deferred tax assets           510               -          (77)           433         510        551
                               -----------------------------------------------------------------------------
Total 2004                       510               -          (77)          433
                               =============================================================================
Total 2003                       551               -          (41)                       510
                               =============================================================================
Total 2002                       169             474          (92) (1)                              551
                               =============================================================================

(1)  Net of monetary gain (loss).

12.3. FOREIGN CURRENCY LIABILITIES


                                                         2004                                  2003
                                     -----------------------------------------------------------------------------
                                       Amount in                                    Amount in
                                        foreign                                      foreign
                                      currency (in                 Book amount     currency (in     Book amount
                                      millions of     Exchange   (in millions of    millions of   (in millions of
                 Account                  US$)          rate          pesos)           US$)            pesos)
    ---------------------------------------------------------------------------------------------------------------
    Current liabilities

       Financial payables                   637           2.979       1,897              591           1,731
       Other payables                         1           2.979           3                1               3
                                     -----------------------------------------------------------------------------
         Total current liabilities          638                       1,900              592           1,734
                                     -----------------------------------------------------------------------------

    Noncurrent liabilities

       Financial payables                     8           2.979          22                8              22
                                     -----------------------------------------------------------------------------
          Total noncurrent                    8                          22                8              22
          liabilities
                                     -----------------------------------------------------------------------------
         Total liabilities                  646                       1,922              600           1,756
                                     =============================================================================

    US$: US dollars.

12.4. ADMINISTRATIVE EXPENSES FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002 (stated in millions of Argentine pesos, restated as described in Note 2.3.)


                                            Administrative expenses
--------------------------------------------------------------------------
              Account                  2004          2003         2002
--------------------------------------------------------------------------
Fees for professional services,
    Office rental and Tax on
    minimum presumed income (1)          1              1            3
Others                                   1              1            1
                                     -------------------------------------
Total                                    2              2            4
                                     =====================================


(1) Includes fees payables to the members of the Board of Directors and Supervisory Committed for 232,000 and 50,000 in 2004 and 2003, respectively.

COMPANIA INTERNACIONAL DE TELECOMUNICACIONES S.A.

Consolidated Financial Statements as of December 31, 2004 and 2003 and for the fiscal years ended December 31, 2004 and 2003, the three-month fiscal year ended December 31, 2002, and the fiscal year ended September 30, 2002

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



To the Board of Directors of
Compania Internacional de Telecomunicaciones S.A.


     1. We have audited the accompanying consolidated balance sheets of Compania Internacional de Telecomunicaciones S.A. (the "Company", an Argentine corporation) and its consolidated subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for the fiscal years then ended and for the three-month fiscal year ended December 31, 2002 and the fiscal year ended September 30, 2002, prepared in accordance with accounting principles in Argentina, as adopted by the governmental regulatory agency of corporations applicable to the Company for the preparation of consolidated financial statements, which differ from the provisions of the generally accepted accounting principles as approved by the Professional Council of Economic Sciences of the City of Buenos Aires, Argentina ("CPCECABA"), as described in paragraph 3 of this report. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits. We did not audit the financial statements of Telinver S.A., a consolidated subsidiary of Telefonica de Argentina S.A. ("Telefonica"), a company controlled by Cointel, as of December 31, 2004 and 2003 and for the years ended December 31, 2004, 2003 and 2002 which statements show a negative shareholders' equity of $23 million (amount calculated considering the Company's indirect ownership interest in such company) and net loss of $1 million (amount calculated considering the Company's indirect ownership interest in such company) for the year ended December 31, 2004. Also, we did not audit the financial statements of Telinver S.A. as of September 30, 2002 used to prepare Telefonica's consolidated financial statements as of such date. The financial statements of Telinver S.A. were audited by other auditors who issued their reports, which have been provided to us by the Company, dated April 4, 2005 and November 4, 2002, respectively, expressing an unqualified opinion according to the standards of the Public Company Accounting Oversight Board of United States of America ("PCAOB GAAS"). Our opinion included in paragraph 5 of this report, with regard to the figures included in Telefonica's consolidated financial statements for Telinver S.A., is based on the report of such other auditors.


     2. We conducted our audits in accordance with PCAOB GAAS. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors mentioned in paragraph 1, provide a reasonable basis for our opinion.

     3. As explained in note 2.2 to the accompanying consolidated financial statements, the governmental regulatory agency suspended the application of the method for inflation adjustment as from March 1, 2003. In accordance with generally accepted accounting principles in Argentina as approved by the CPCECABA, the requirement to restate the financial statements to reflect the effects of inflation was in effect until September 30, 2003. In compliance with the provisions of the governmental regulatory agency, the consolidated financial statements of the Company and its subsidiaries have been restated for inflation through February 2003. The Company indicates in such note 2.2 that had the financial statements been restated for inflation in accordance with generally accepted accounting principles in Argentina as approved by the CPCECABA, the Company's shareholders' equity and net income for the fiscal year ended December 31, 2003 would have amounted to approximately $720 million and $185 million, respectively. The Company states in note 2.2 that this effect as of and for the fiscal year ended December 31, 2004 is not significant. The financial statements for the fiscal year ended December 31, 2002, presented for comparative purposes, have been restated for inflation through February 2003.

     4. As described in note 11.1 to the accompanying consolidated financial statements, since the beginning of 2002 Telefonica has been unable to raise its regulated service rates due to the provisions of both the Economic Emergency Law No. 25,561 and the Renegotiation of Contracts Law No. 25,790. Note 6 to the consolidated financial statements describes that although Telefonica has adopted several measures to mitigate the current impact of this situation, and certain indicators of the Argentine economy are currently showing favorable signs, future operating conditions might not continue to be stable because, in Telefonica's Management opinion, the regulatory framework in force has still not established the rules to allow reinstating the balance of the variables that constitute Telefonica's economic and financial equation. The Company has described in note 11.1 that, if as a result of the tariff re-negotiation, future rates would evolve at a pace that would not allow restoring Telefonica's economic and financial equation, such rate system could have an adverse impact on Telefonica's financial condition and future results of operations and, consequently, on the Company.

     5. In our opinion, based on our audits and on the report of the other auditors mentioned in paragraph 1, the consolidated financial statements mentioned in paragraph 1 present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for the fiscal years ended December 31, 2004 and 2003, the three-month fiscal year ended December 31, 2002 and the fiscal year ended September 30, 2002, in conformity with generally accepted accounting principles in Argentina as approved by the CPCECABA, except for the lack of restatement of the consolidated financial statements as of December 31, 2003 to reflect the effects of inflation until September 30, 2003 as described in paragraph 3 of this report.

     6. The consolidated financial statements referred to in paragraph 1 have been prepared assuming that the Company will continue as a going concern. As described in note 7 to the consolidated financial statements, as of December 31, 2004 the Company's unconsolidated current assets are lower than its unconsolidated current liabilities by $1,459 million. The current liabilities include 99.6% ($1,454 million) of debt owed to Telefonica Internacional, S.A. ("TISA"), a shareholder of the Company. Therefore, the Company's ability to meet its short term liabilities will depend on TISA's continued refinancing of the loans granted to the Company, or on the obtaining of other financing from related or unrelated parties, which to date are not available in sufficient amounts. The uncertainty described above raises substantial doubt about the ability of the Company to continue as a going concern. Management's plans concerning these matters are also described in Note 7. The consolidated financial statements do not include any adjustments or reclassifications that might result from the outcome of this uncertainty.

     7. Accounting principles generally accepted in Argentina followed by the Company (see paragraph 1 of this report) applicable to consolidated financial statements vary in certain significant respects, from generally accepted accounting principles in the United States of America. The application of the latter would have affected the determination of net (loss) income for the fiscal years ended December 31, 2004 and 2003 and September 30, 2002 and for the three-month fiscal year ended December 31, 2002, and the determination of shareholders' equity and financial position at December 31, 2004 and 2003, to the extent summarized in note 22.

     8. As discussed in note 22.B)17 to the accompanying consolidated financial statements, in the year ended December 31, 2004, the Company applied the push-down accounting method in accordance with the Securities and Exchange Commission rules and retroactively restated all periods presented for the change.



Buenos Aires, Argentina,
     July 8, 2005

            DELOITTE & Co. S.R.L.
          C.P.C.E.C.A.B.A. Vol. 1 - Fo. 3



           ALBERTO A. ALLEMAND
               (Partner)
     Certified Public Accountant - U.B.A.
      C.P.C.E.C.A.B.A. Vol. 103 - Fo. 223

Deloitte refers to one or more of Deloitte Touche Tohmatsu, a Swiss Verein, its member firms, and their respective subsidiaries and affiliates. As a Swiss Verein (association), neither Deloitte Touche Tohmatsu nor any of its member firms has any liability for each other's act or omissions. Each of the member firm is a separate and independent legal entity operating under the names "Deloitte", "Deloitte & Touche", "Deloitte Touche Tohmatsu", or other related names. Services are provided by the member firms or their subsidiaries or affiliates and not by the Deloitte Touche Tohmatsu Verein.

                COMPANIA INTERNACIONAL DE TELECOMUNICACIONES S.A.

    Registered Address: Av. Ingeniero Huergo 723 - Ground floor, Buenos Aires


       CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004 AND 2003
           AND FOR THE FISCAL YEARS ENDED DECEMBER 31, 2004 AND 2003,
              THE THREE-MONTH FISCAL YEAR ENDED DECEMBER 31, 2002,
                AND THE FISCAL YEAR ENDED SEPTEMBER 30, 2002 (1)





Principal Business:  Direct or indirect participation in businesses related to the areas of telecommunications, media and energy.

Registration with the Public Registry of Commerce:

-    Of the articles of incorporation:  October 4, 1990.
-    Of the last change to the bylaws: January 21, 2003 (1).

Registration number with the "Inspeccion General de Justicia" ("IGJ" the governmental regulatory agency of corporations): 1,528,250.

Duration of the corporation: through October 1, 2089.

Fiscal year-end: December 31 (1).

Capital structure: See Note 5.






(1) See Note 2.3.


                                                           MARIO EDUARDO VAZQUEZ
                                                                   Vicepresident

                COMPANIA INTERNACIONAL DE TELECOMUNICACIONES S.A.

                           CONSOLIDATED BALANCE SHEETS

                        AS OF DECEMBER 31, 2004 AND 2003

Amounts stated in millions of Argentine pesos restated as described in Note 2.2.
                            (See Notes 2.3 and 2.4.)

                                                                    2004            2003
                                                                 -------------------------
CURRENT ASSETS

Cash and banks (Note 3.1.a)                                            15              18
Investments (Notes 23.a) and b)                                       260             337
Trade receivables (Note 3.1.b)                                        324             249
Other receivables (Note 3.1.c)                                         84             126
Inventories (Note 3.1.d)                                                8              13
Other assets (Note 3.1.e)                                               3               3
                                                                 -------------------------
   Total current assets                                               694             746
                                                                 -------------------------
NONCURRENT ASSETS

Trade receivables (Note 3.1.b)                                          4              12
Other receivables (Note 3.1.c)                                        163             117
Investments (Note 23.a)                                                 3              17
Fixed assets (Note 23.c)                                            6,596           7,342
Intangible assets (Note 23.d)                                          67              82
                                                                 -------------------------
   Subtotal noncurrent assets                                       6,833           7,570

Goodwill on investment in Telefonica (Note 3.1.k)                     300             323
                                                                 -------------------------
   Total noncurrent assets                                          7,133           7,893
                                                                 -------------------------
   Total assets                                                     7,827           8,639
                                                                 =========================
CURRENT LIABILITIES

Trade payables (Note 3.1.f)                                           425             418
Bank and other financial payables (Note 3.1.g)                      2,663           3,283
Payroll and social security taxes payable (Note 3.1.h)                 80              73
Taxes payable (Note 3.1.i)                                            100              80
Other payables (Note 3.1.j)                                            63              75
Reserves (Note 23.e)                                                    4               3
                                                                 -------------------------
    Total current liabilities                                       3,335           3,932
                                                                 -------------------------
NONCURRENT LIABILITIES

Trade payables (Note 3.1.f)                                            67              69
Bank and other financial payables (Note 3.1.g)                      2,500           2,553
Payroll and social security taxes payable (Note 3.1.h)                 16              19
Other payables (Note 3.1.j)                                            29              46
Reserves (Note 23.e)                                                  267             219
                                                                 -------------------------
    Total noncurrent liabilities                                    2,879           2,906
                                                                 -------------------------
    Total liabilities                                               6,214           6,838

MINORITY INTEREST IN SUBSIDIARIES                                     974             978
SHAREHOLDERS' EQUITY (per related statements)                         639             823
                                                                 -------------------------
    Total liabilities, minority interest in subsidiaries and
    shareholders' equity                                            7,827           8,639
                                                                 =========================

               The accompanying Notes 1 to 23 are an integral part
                         of these financial statements.


                                                           MARIO EDUARDO VAZQUEZ
                                                                   Vicepresident

                COMPANIA INTERNACIONAL DE TELECOMUNICACIONES S.A.

                      CONSOLIDATED STATEMENTS OF OPERATIONS
           FOR THE FISCAL YEARS ENDED DECEMBER 31, 2004 AND 2003, THE
                 THREE-MONTH FISCAL YEAR ENDED DECEMBER 31, 2002
                AND THE FISCAL YEAR ENDED SEPTEMBER 30, 2002 (1)

   Amounts stated in millions of Argentine pesos, except for per share amounts which are stated in Argentine pesos, restated as described in Note 2.2.
                                 (See Note 2.4.)

                                                                                         December 31,              September 30,
                                                                               -------------------------------------------------
                                                                                 2004         2003      2002 (6)        2002
                                                                               -------------------------------------------------
NET REVENUES (2)                                                                   3,047       2,750        624          3,859
COST OF SERVICES PROVIDED (Note 3.1.l)                                            (1,936)     (1,992)      (501)        (2,504)
                                                                               -------------------------------------------------
Gross profit                                                                       1,111         758        123          1,355

ADMINISTRATIVE EXPENSES (Note 23.h)                                                 (335)       (353)      (101)          (492)
SELLING EXPENSES (Note 23.h)                                                        (190)       (163)       (69)          (757)
DEPRECIATION OF GOODWILL ON INVESTMENT IN TELEFONICA (Note 3.1.k) (7)                (23)        (23)        (6)           (23)
                                                                               -------------------------------------------------
Subtotal                                                                             563         219        (53)            83

(LOSS) GAIN INCOME ON EQUITY INVESTMENTS                                              (1)         (3)         1             (8)
HOLDING AND FINANCIAL INCOME (LOSS) ON ASSETS (3)
    Exchange differences                                                               5         (74)       (15)           109
    Interest and financial income                                                     32          59          7             23
    Holding gain (loss) Patriotic Bond (Note 23.e)                                     5         (60)         -              -
    Inflation loss on monetary accounts                                                -          (3)        52           (864)
    Holding gains on financial instruments                                             4           4          -              -
    Other (Note 3.1.m)                                                                 -           -          1            (18)
HOLDING AND FINANCIAL INCOME (LOSS) ON LIABILITIES (4)
    Exchange differences                                                             (93)        992        618         (3,527)
    Interest and financial charges                                                  (543)       (644)      (192)          (526)
    Inflation gain (loss) on monetary accounts                                         -           4        (16)           769
    Holding (loss) gains on financial instruments                                     (1)         23          -              -
    Other (Note 3.1.m)                                                               (27)        (27)        (1)           (36)

OTHER EXPENSES, NET (Note 3.1.n)                                                    (137)        (71)       (51)          (154)
                                                                               -------------------------------------------------
(Loss) Income for the year before income tax and minority interest in
    subsidiaries                                                                    (193)        419        351         (4,149)

INCOME TAX (Note 2.5.m)                                                                5           -          -           (120)
MINORITY INTEREST IN SUBSIDIARIES                                                      4        (142)      (101)         1,314
                                                                               -------------------------------------------------
Net (loss) income for the year                                                      (184)        277        250         (2,955)
                                                                                ================================================

Net (loss) earnings per common share for the year (5)                             (0.035)     0.0528      0.047         (0.557)
                                                                                ================================================

(1)  See Note 2.3.
(2)  See Note 2.5.o).
(3) Mainly related to current investments, trade receivables, other receivables and inventories.
(4)  Mainly related to trade, bank and financial and other payables.
(5)  Basic and diluted. See Note 2.5.p).
(6)  Three-month fiscal year.
(7) 29 million as of September 30, 2002 were classified in "Cost of services provided - Depreciation of intangible assets".

              The accompanying Notes 1 to 23 are an integral part
                         of these financial statements.


                                                           MARIO EDUARDO VAZQUEZ
                                                                   Vicepresident

                COMPANIA INTERNACIONAL DE TELECOMUNICACIONES S.A.

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004 (a)

 Amounts stated in millions of Argentine pesos restated as described in
                                   Note 2.2.
                                 (See Note 2.4.)



                                                                             Shareholders' contributions
                                                  ----------------------------------------------------------------------------------
                                                                 Common                            Preferred
                                                  -----------------------------------------------------------------------
                                                   Capital                            Capital
                                                    stock                              stock
                                                  ----------- Adjustment             -------   Adjustment Adjustment to
                                                     Face     to capital   Premium on   Face    to capital   redemption
                   Description                      value      stock       share issue  value     stock         value       Subtotal
------------------------------------------------------------------------------------------------------------------------------------
Balances as of December 31, 2003                     531        1,562          34        14         44          (18)        2,167
Adjustment to preferred stock's redemption value      -            (2)          -         -         -             2             -
(b)
Net loss for the fiscal year ended December 31,       -             -           -         -         -             -             -
2004
                                                  ----------------------------------------------------------------------------------
Balances as of December 31, 2004                     531        1,560          34        14         44          (16)        2,167
                                                  ==================================================================================

                                                             Retained earnings (losses)
                                                      ------------------------------------
                                                               Reserve for   Unappropriated
                                                        Legal    future         earnings
              Description                              reserve   dividends     (losses)      Total
---------------------------------------------------------------------------------------------------
Balances as of December 31, 2003                        226        838         (2,408)         823
Adjustment to preferred stock's redemption value (b)      -          -              -            -
Net loss for the fiscal year ended December 31, 2004      -          -           (184)        (184)
                                                      ---------------------------------------------
Balances as of December 31, 2004                        226        838         (2,592)         639
                                                      =============================================

(a) See Note 2.3.
(b) See Note 4.

             The accompanying Notes 1 to 23 are an integral part of
                          these financial statements.


                                                           MARIO EDUARDO VAZQUEZ
                                                                   Vicepresident

                COMPANIA INTERNACIONAL DE TELECOMUNICACIONES S.A.

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003 (a)

 Amounts stated in millions of Argentine pesos restated as described in
                                   Note 2.2.
                                 (See Note 2.4.)

                                                                             Shareholders' contributions
                                                  ----------------------------------------------------------------------------------
                                                                 Common                            Preferred
                                                  -----------------------------------------------------------------------
                                                   Capital                             Capital
                                                    stock                               stock
                                                  ---------   Adjustment               -------  Adjustment  Adjustmetn to
                                                     Face     to capital   Premium on   Face    to capital  redemption
                   Description                      value       stock      share issue  value     stock        value      Subtotal
------------------------------------------------------------------------------------------------------------------------------------
Balances as of December 31, 2002                     531        1,563          34        14         44          (19)        2,167
Adjustment to preferred stock's redemption value      -            (1)          -         -         -             1             -
(b)
Transition adjustment for change in accounting
   principles in Telefonica (c)                       -             -           -         -         -             -             -
Net income for the fiscal year ended December         -             -           -         -         -             -             -
31, 2003
                                                  ----------------------------------------------------------------------------------
Balances as of December 31, 2003                     531        1,562          34        14         44          (18)        2,167
                                                  ==================================================================================

                                                          Retained earnings (losses)
                                                  ---------------------------------------
                                                               Reserve    Unappropriated
                                                    Legal     for future     earnings
                   Description                     reserve     dividends     (losses)      Total
-------------------------------------------------------------------------------------------------
Balances as of December 31, 2002                      226        838        (2,661)         570
Adjustment to preferred stock's redemption value        -          -             -            -
(b)
Transition adjustment for change in accounting
   principles in Telefonica (c)                         -          -           (24)         (24)
Net income for the fiscal year ended December 31,       -          -           277          277
2003
                                                    ----------------------------------------------
Balances as of December 31, 2003                      226        838        (2,408)         823
                                                    ==============================================

(a) See Note 2.3.
(b) See Note 4.
(c) See Note 2.4.1.



             The accompanying Notes 1 to 23 are an integral part of
                          these financial statements.

                                                           MARIO EDUARDO VAZQUEZ
                                                                   Vicepresident

                COMPANIA INTERNACIONAL DE TELECOMUNICACIONES S.A.

            CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

           FOR THE THREE-MONTH FISCAL YEAR ENDED DECEMBER 31, 2002 (a)

Amounts stated in millions of Argentine pesos restated as described in Note 2.2.
                                 (See Note 2.4.)

                                                                             Shareholders' contributions
                                                  ----------------------------------------------------------------------------------
                                                                 Common                            Preferred
                                                  -----------------------------------------------------------------------
                                                   Capital                             Capital
                                                    stock                               stock
                                                  -----------                          -------  Adjustment  Adjustment to
                                                     Face     Adjustment   Premium on   Face    to capital   redemption
                   Description                      value     to capital   share issue  value     stock         value      Subtotal
------------------------------------------------------------------------------------------------------------------------------------
Balances as of September 30, 2002                    531        1,564          34        14         44          (20)        2,167
Adjustment to preferred stock's redemption value      -            (1)          -         -          -            1             -
(b)
Net income for the three-month fiscal year ended
December 31, 2002                                     -             -           -         -          -            -             -
                                                  ---------------------------------------------------------------------------------
Balances as of December 31, 2002                     531        1,563          34        14         44          (19)        2,167
                                                  =================================================================================

                                                          Retained earnings (losses)
                                                  ---------------------------------------
                                                              Reserve for  Unappropriated
                                                    Legal        future      earnings
          Description                              reserve     dividends     (losses)      Total
------------------------------------------------------------------------------------------------
Balances as of September 30, 2002                     226        838        (2,911)         320
Adjustment to preferred stock's redemption value        -          -             -            -
(b)
Net income for the three-month fiscal year ended
December 31, 2002                                       -          -           250          250
                                                    --------------------------------------------
Balances as of December 31, 2002                      226        838        (2,661)         570
                                                    ============================================

(a) See Note 2.3.
(b) See Note 4.



             The accompanying Notes 1 to 23 are an integral part of
                          these financial statements.

                                                           MARIO EDUARDO VAZQUEZ
                                                                   Vicepresident

                COMPANIA INTERNACIONAL DE TELECOMUNICACIONES S.A.

            CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

                FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2002 (a)

Amounts stated in millions of Argentine pesos restated as described in Note 2.2.
                                 (See Note 2.4.)

                                                                             Shareholders' contributions
                                                  ----------------------------------------------------------------------------------
                                                                 Common                            Preferred
                                                  -----------------------------------------------------------------------
                                                   Capital                             Capital
                                                    stock                               stock
                                                   -------    Adjustment               -------  Adjustment   Adjustment
                                                     Face     to capital   Premium on   Face    to capital  to redemption
                   Description                      value        stock     share issue  value     stock        value       Subtotal
------------------------------------------------------------------------------------------------------------------------------------
Balances as of September 30, 2001                    531        1,542          34        14         44            2         2,167
Adjustment to preferred stock's redemption value      -            22           -         -         -           (22)            -
     (b)
Net loss for the fiscal year ended September 30,      -             -           -         -         -             -             -
2002
                                                  ----------------------------------------------------------------------------------
Balances as of September 30, 2002                    531        1,564          34        14         44          (20)        2,167
                                                  ==================================================================================

                                                        Retained earnings (losses)
                                                  ---------------------------------------
                                                              Reserve for  Unappropriated
                                                    Legal        future      earnings
                   Description                     Reserve     dividends     (losses)      Total
------------------------------------------------------------------------------------------------
Balances as of September 30, 2001                     226        838            44        3,275
Adjustment to preferred stock's redemption value (b)    -          -             -            -
Net loss for fiscal year ended September 30, 2002       -          -        (2,955)      (2,955)
                                                    --------------------------------------------
Balances as of September 30, 2002                     226        838        (2,911)         320
                                                    ============================================

(a) See Note 2.3.
(b) See Note 4.



             The accompanying Notes 1 to 23 are an integral part of
                          these financial statements.

                                                           MARIO EDUARDO VAZQUEZ
                                                                   Vicepresident

                COMPANIA INTERNACIONAL DE TELECOMUNICACIONES S.A.

                    CONSOLIDATED STATEMENTS OF CASH FLOWS (1)
     FOR THE FISCAL YEARS ENDED DECEMBER 31, 2004 AND 2003, THE THREE-MONTH
                     FISCAL YEAR ENDED DECEMBER 31, 2002 (2)
                          AND FOR THE FISCAL YEAR ENDED
                               SEPTEMBER 30, 2002
                         Amounts stated in millions of
               Argentine pesos restated as described in Note 2.2.
                                 (See Note 2.4.)

                                                                  December 31,          September 30,
                                                        ------------------------------- -------------
                                                          2004    2003          2002         2002
                                                        ---------------------------------------------
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents at end of year (9)               267     355           399          353
Cash and cash equivalents at beginning of year             355     399           353           71
                                                        ---------------------------------------------
(Decrease) Increase in cash and cash equivalents           (88)    (44)           46          282
                                                        =============================================
CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
Cash flows from operating activities:
Net income (loss) for the year                            (184)    277           250       (2,955)
Adjustments to reconcile net income (loss) for the
  year to net cash provided by operating activities:
  Income tax                                                (5)      -             -          120
  Financial expenses (3) (4)                               549    (442)         (624)       3,286
  Fixed assets depreciation                              1,127   1,285           314        1,403
  Material consumption                                      56      35            10           65
  Net book value of fixed assets retired                     -       -             2            4
  Net book value of intangible assets retired                -       -             -            8
  Depreciation of intangible assets                         17      24             4           40
  Depreciation of goodwill on investment in Telefonica      23      23             6           23
  Cost of goods sold                                        49      46            29           23
  Holding gains in financial instruments                    (3)    (27)            -            -
  Holding gain on Patriotic Bond                            (5)      -             -            -
  Increase in allowances and reserves (5)                  192     189            58          542
  Loss / (Income) on equity investments                      1       3            (1)           8
  Holding (gain) losses on inventories                       -       -            (1)          10
  Minority interest in subsidiaries                         (4)    142           101       (1,314)
  Payment of dividends to minority shareholders              -       -             -         (116)
Changes in assets and liabilities:
  Trade receivables                                       (117)      4           141           55
  Other receivables                                         29       1            79          (57)
  Inventories                                              (49)    (44)            1          (24)
  Current investments                                        5       -             -            -
  Trade payables                                           (32)    (26)          (45)        (110)
  Payroll and social security taxes payable                  4      (8)           (9)           6
  Taxes payable                                             46      46           (76)        (131)
  Other payables                                           (17)      5            (8)         (14)
  Reserves (5)                                             (80)     (2)            -            -
  Collected interests                                       14      29            20           28
  Payment of tax on minimum presumed income                (44)    (75)            -          (38)
                                                        ---------------------------------------------
Total cash flows from operating activities               1,572   1,485           251          862
                                                        ---------------------------------------------
Cash flows used in investing activities:
  Purchases of fixed assets (7) (8) (10)                  (387)   (141)          (36)        (308)
  Subscription of financial trust certificates               -      (2)            -            -
                                                        ---------------------------------------------
Total cash flows used in investing activities             (387)   (143)          (36)        (308)
                                                        ---------------------------------------------
Cash flows (used in) provided by financing activities:
  Increase in bank and other financial payables            627     131            33          301
  Payment of bank and other financial payables          (1,471)   (954)            -         (267)
  Interest paid                                           (427)   (547)         (194)        (301)
  Increase in intangible assets (6)                         (2)    (16)           (8)          (5)
                                                        ---------------------------------------------
Total cash flows used in financing activities           (1,273) (1,386)         (169)        (272)
                                                        ---------------------------------------------
Total (decrease) increase in cash and cash equivalents     (88)    (44)           46          282
                                                        =============================================


(1) Cash and cash equivalents (current investments) with maturity not exceeding three months are considered to be cash and cash equivalents which totaled:
     (i) 15 million and 252 million, respectively, as of December 31, 2004, (ii) 18 million and 337 million, respectively, as of December 31, 2003, (iii) 46 million and 353 million, respectively, as of December 31, 2002, (iv) 61 million and 292 million, respectively, as of September 30, 2002 and (v) 20 million and 51 million, respectively, as of September 30, 2001.
(2)  See Note 2.3.
(3)  In December 2004 and 2003 and December and September 2002, net of 2million,
     (46) million, 18 million and 33 million corresponding to the exchange difference net of monetary gain (loss) originated by cash and cash equivalents in foreign currency as of the end of the fiscal year, respectively.
(4) In December 2002 and September 2002, net of 3 million and 54 million, respectively, corresponding to monetary loss originated in local currency cash and cash equivalents.
(5)  Does not include charges in deferred tax assets allowance.
(6) In December 2003 and December and September 2002, net of 3 million, 1 million and 11 million, respectively, financed by trade payables.
(7)  In September 2002, net of 29 million of capitalized exchange differences.
(8) In December 2004 and 2003 and September 2002, net of 41 million and 45 million, respectively, financed by trade payables. In 2002, net of 15 financed by bank and financial payables.
(9) In 2004, cash as of the year-end does not include 8 million corresponding to Other investments (see Notes 2.5.f) and 17.).
(10) In 2004, net of 9 million of transfers of inventories to fixed assets.

             The accompanying Notes 1 to 23 are an integral part of
                          these financial statements.


                                                           MARIO EDUARDO VAZQUEZ
                                                                   Vicepresident

                COMPANIA INTERNACIONAL DE TELECOMUNICACIONES S.A.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
         AS OF DECEMBER 31, 2004 AND 2003 AND FOR THE FISCAL YEARS ENDED DECEMBER 31, 2004 AND 2003, THE THREE-MONTH FISCAL YEAR ENDED DECEMBER 31, 2002 AND THE FISCAL YEAR ENDED SEPTEMBER 30, 2002 (See Note 2.3.)

Amounts stated in Argentine pesos (except where expressly indicated that figures are stated in some other currency) restated as described in Note 2.2.


1.    CORPORATE OBJECTIVE

      Compania Internacional de Telecomunicaciones S.A. ("Cointel" or "the Company", indistinctly) controls Telefonica de Argentina S.A. ("Telefonica") which has a license for an unlimited period of time to provide Basic Telephone Services to the Southern Region of Argentina. The license was exclusive until late 1999. Additionally, Telefonica signed a contract with the Secretary of Communications ("SC") whereby Telefonica was granted a license for an unlimited period of time to provide local, domestic and international long-distance telephone services and telex services in the Northern Region of Argentina. Telefonica's obligations under this license, mainly relate to service quality and coverage of the areas to be serviced. On June 9, 2000 the National Executive Power issued Decree No. 465/00, which provides for the total deregulation of the telecommunication market since November 9, 2000. On September 3, 2000, the National Executive Power issued Decree No. 764/00 which, in the context of such deregulation approved the Rules for Licenses for Telecommunication Services, the Rules for Interconnection, the Rules for Universal Service and the Rules for the Management and Control of Radioelectric Spectrum. (See Note 6.).

      On April 10, 2002, Telefonica's General Ordinary and Special Shareholders' Meetings approved an amendment to the corporate purpose of Telefonica. The corporate purpose was broadened for Telefonica to be able to engage in other types of businesses not strictly related to rendering telecommunications services, including: purchasing equipment, infrastructure, and telecommunications-related goods, as well as rendering any type of services, such as consulting and accounting, human resources and tax administration services. In view of the broadening of the corporate purpose, it is necessary to obtain the related authorization of the telecommunication regulatory authorities. The related request has been made to the SC and is pending. Therefore, the changes to Telefonica's corporate purpose are subject to administrative approval by the SC.

2.    SIGNIFICANT ACCOUNTING POLICIES

 2.1.  Consolidated financial statements


       Following the procedure established by Technical Resolution ("RT") No. 19 of the Governance Board of the Argentine Federation of Professional Councils in Economic Sciences ("FACPCE") (see Note 2.4.), and the applicable standards of the IGJ, the Company has consolidated, line by line, its balance sheet as of December 31, 2004 and 2003 and its statements of operations and cash flows for the fiscal years ended on such dates, with the consolidated balance sheet, statements of operations and cash flows included in the consolidated financial statements of Telefonica and its subsidiary Telinver S.A. ("Telinver") as of and for the fiscal years mentioned above, prepared in accordance with accounting principles consistent to those used by the Company, with regard to material balances and transactions, companies in which Cointel holds sufficient votes to determine the corporate will whether directly or indirectly.

       As required by the Securities and Exchange Commission of the United States of America ("SEC"), the consolidated financial statements include as comparative information the consolidated balance sheet as of December 31, 2003 and the statements of operations, changes in shareholders' equity and cash flows for the fiscal year ended December 31, 2003, for the three-month fiscal year ended December 31, 2002 and for the fiscal year ended September 30, 2002.

       For the presentation of comparative consolidated information as of December 31, 2002 the Company has consolidated, line by line, its statements of operations and cash flows for the three-month fiscal year ended December 31, 2002 by subtracting from the amounts corresponding to the consolidated statements of operations and cash flows included in the consolidated financial statements of Telefonica for the fiscal year ended December 31, 2002, the amounts corresponding to the consolidated statements of operations and cash flows included in the consolidated financial statements of Telefonica and Telinver for the nine-month period ended September 30, 2002 after computing the effects of the new accounting principles (see Note 2.4.). Moreover, due to Telefonica's fiscal year-end date change (see Note 2.7.) the Company has consolidated, line by line, its statements of operations and cash flows for the year ended September 30, 2002 using the consolidated statements of operations and cash flows included in the consolidated financial statements of Telefonica for the three-month fiscal year ended December 31, 2001, plus the consolidated statements of operations and cash flows included in the consolidated financial statements of Telefonica for the nine-month period ended September 30, 2002, after computing the effects of the new accounting principles (see Note 2.4.).

       The same disclosure criteria have been used in the preparation of supplementary information that disaggregates the data contained in the financial statements mentioned above.

       The comparative information described above has been restated as explained in Note 2.2.

       In accordance with generally accepted accounting principles in Argentina and current Argentine legislation, the presentation of the parent company's unconsolidated financial statements is required. Consolidated financial statements are to be included as supplementary information to the unconsolidated financial statements. For the purpose of these financial statements, unconsolidated financial statements have been omitted since they are not required for SEC reporting purposes.

       In addition, new accounting standards in Argentina (see Note 2.4.) require supplementally financial statements to be provided in investments in which there is joint control are consolidated by application of the proportional consolidation method. However, given that the assets, liabilities and operations of E-Commerce Latina S.A. ("ECL", related company) are not significant, Telefonica has decided not to include financial statements consolidated with that company as supplementary information. In Management's opinion, the non presentation of the Company and Telefonica's financial statements consolidated with ECL's financial statements as of December 31, 2004 and 2003 and for the fiscal years ended December 31, 2004 and 2003, the three-month fiscal year ended December 31, 2002 and the fiscal year ended September 30, 2002, does not constitute a material omission considering the Company's financial statements taken as a whole.

       As of December 31, 2004, the Company's controlling interest in its subsidiaries is as follows:

                                                        Capital        % of capital
                                                         stock           stock and
             Company             Business                 (1)           % of votes     Shareholding
           ----------------------------------------------------------------------------------------
           Telefonica   Telecommunications services  1,746,052,429 (2)      64.83      Direct

           Telinver     Commercial, investment and
                        telecommunications services,
                        among others                    49,623,217          64.83 (3)  Indirect

           (1) Total face value, in Argentine pesos.
           (2) Includes 2,355 treasury shares.
           (3) Telefonica's interest in Telinver amounts to 99.99%.

2.2.   Presentation of financial statements in constant Argentine pesos

       Until the three-month period ended March 31, 2002, the Company's financial statements have been prepared recognizing the effects of changes in the purchasing power of money only through August 31, 1995, (maintaining the restatements recorded until that date), by the restatement of amounts to constant pesos, by means of the application of the restatement method in constant currency as set forth by the FACPCE in effect as of that date. Effective September 1, 1995, for Generally Accepted Accounting Principles in Argentina purposes, and considering the then current economic stability conditions and according to the requirements of National Securities Commission (Comision Nacional de Valores or "CNV"), the Company discontinued the application of the restatement method. This accounting criteria was applied under Argentine GAAP until December 31, 2001 and conforms to the requirements set forth by General Resolution No. 8/95 of the IGJ (see Note 21.).

       In 2002, as a result of the new inflationary conditions and the changes to the Argentine economic model resulting from the enactment of the Public Emergency and Exchange System Reform Law, the Professional Council of Economic Sciences of the City of Buenos Aires ("CPCECABA") approved the reinstatement of inflation accounting in financial statements for fiscal years or interim periods ended on March 31, 2002, in accordance with Argentine professional accounting principles, and provided that all recorded amounts restated by changes in the general purchasing power until the suspension of such adjustments and any other amounts originated in transactions during the stability period are to be considered stated in currency of December 2001.

       Decree No. 1,269/02 of the National Executive Power and later Resolution No. 415/02 of the CNV and Resolution No. 11/02 of the IGJ, reestablished the requirement of presentation of financial statements in constant currency. Nevertheless, in 2003, Decree No. 664/03 of the National Executive Power and the later Resolution No.441/03 of the CNV and 04/03 of the IGJ set forth again that as from March 1, 2003, the restatement of financial statements in constant currency should be discontinued.

       However, the CPCECABA discontinued the application of the method that required restatement into constant currency as from October 2003. In accordance with the above, the financial statements of the Company as of December 31, 2004 and 2003 have been prepared recognizing the effects of variations in the purchasing power of the Argentine peso until February 28, 2003 (restated according to the changes in the Argentine wholesale price index published by Argentine Institute of Statistics and Census ("INDEC")) in compliance with the regulations issued by the National Executive Power and the IGJ (the accumulated effect between January 1, 2003 and September 30, 2003 was a 1.4% decrease).

       The effect on the Company's shareholders' equity as of December 31, 2004 and on the net loss for the year ended December 31, 2004 of not restating figures until September 30, 2003 is not significant.

       The shareholders' equity as of December 31, 2003 and the net income for the fiscal year then ended, after applying the restatement of financial statements in constant currency to include the variation in the wholesale price index for the period March through September 2003, would have amounted to 720 million and 185 million, respectively.

       The financial statements as of December 31, 2002 and for the three-month fiscal year ended on such date and the fiscal year ended September 30, 2002, presented for comparative purposes as described in Note 2.3., arise from the amounts included in the financial statements as of December 31, 2002 filed with the SEC, restated in constant Argentine pesos of February 28, 2003.

       In addition, balances as of and for the three-month fiscal year ended December 31, 2002, and for the fiscal year ended September 30, 2002 presented for comparative purposes (see Note 2.3.) would have been restated to recognize the effects of the changes in the purchasing power of money for the period March through September 2003.

2.3.   Fiscal year-end change and comparative financial statements

       On November 11, 2002, the Company's Ordinary and Special Shareholders' Meeting, approved the amendment of the fiscal year section of the Articles of Incorporation. This amendment consisted of changing the Company's fiscal year-end from September 30 to December 31 of each year. On December 12, 2002, the CNV approved such fiscal year-end change and on January 21, 2003 this amendment was registered with the Public Registry of Commerce. Consequently, these financial statements correspond to the fiscal year ended December 31, 2004 and comparative information corresponding to the statements of operations, changes in shareholders' equity and cash flows for the fiscal year ended December 31, 2003, the three-month fiscal year ended December 31, 2002 and the fiscal year ended September 30, 2002 (See Note 2.1.).

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

       The Company's financial statements have been prepared in accordance with IGJ regulations, which except for the matter mentioned in Note 2.2. with respect to the amounts corresponding to December 31, 2003, do not differ significantly from the provisions of the professional accounting principles applicable to the Company and approved by the CPCECABA.

       For purposes of segment reporting required by RT No. 18, the Company has identified that its most significant activity derives from its ownership interest in Telefonica. Additionally, Telefonica's business segment information is disclosed in Note 16.

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

       The application of such standards gave rise to the following change in valuation criteria, which has been recorded by the Company, in 2003 for an amount of 24 million (loss) related to derivative financial instruments and in 2002 for a net amount of 88 million (loss) related to deferred tax, as explained below:

       1.     Derivative financial instruments

       RT No. 20 sets forth the specific valuation and disclosure criteria to be applied to derivative financial instruments and hedging transactions. According to this standard, hedging instruments must be disclosed in the financial statements as either assets or liabilities at their fair value as of the date of the measurement. Should the financial instrument be intended to cover cash flow risks, the variation in fair value must be charged, according to the amendment introduced by the CPCECABA, to a specific account "Temporary differences in the measurement of derivative instruments intended as effective coverage" in the balance sheet and subsequently charged to the statement of operations for the year once the assets or liabilities covered have an impact on the income/loss for such year. If, instead, the financial instrument were to protect against the risk of changes in fair value, any variation in fair value must be directly charged to the statement of operations for the year. In both cases, the non-effective coverage portion of derivative instruments must be directly charged to the statement of operations for the period at the time such condition is known. The transition rule for the initial application sets forth that the difference between the previous measurement and that resulting from this new rule to determine the valuation of the instruments not designated as for hedging purposes, as well as those with no effective hedging coverage as defined in the standard, should be charged to the balance of "Unappropriated retained earnings/losses" at the beginning of the fiscal year in which this standard applies for the first time. Comparative figures have not been restated as required by the transition rule that establishes not to correct accounting balances of the previous years in the first year of application.

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

2.5.   Valuation methods

       The Company applied the valuation criterion established in IGJ regulations ("Argentine GAAP"), which, in their application to the transactions and the balances included in these financial statements, and except for the matter mentioned in Note 2.2. with respect to the amounts corresponding to December 31, 2003, do not differ significantly from the provisions of the professional accounting principles applicable to the Company and approved by the CPCECABA.

       The preparation of financial statements in conformity with generally accepted accounting principles in Argentina requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of these financial statements and the reported amounts of revenues and expenses during each year.

       Among others, these financial statements reflect the effects of economic and foreign exchange regulations that were known as of the date of issuance of these financial statements. All estimates of the Company's and Telefonica's Management have been made accordingly (among others, see Notes 2.5.g), 2.5.i), 2.5.m), 4., 7., 11., 14. and 18. for material estimates concerning the effects of the economic crisis in Argentina and related economic and regulatory government actions). The effects of any additional actions that the Argentine government may undertake in the future will be reported in the financial statements as the Company's and Telefonica's Management become aware of them (see Note 18.).

       Final results may differ from those estimated by the Company's and Telefonica's Management. Accordingly, the decisions that are to be made in reliance on these financial statements should consider the potential future development of such governmental action, and the Company's financial statements should be read in light of these circumstances.

       The principal valuation methods used in the preparation of the consolidated financial statements are as follows:

       a)     Cash and banks:

              - Amounts in Argentine Pesos: stated at nominal value, including financial income/expense accrued through the end of each fiscal year, if applicable.

              - Amounts in foreign currency: stated at the exchange rate applicable to its settlement in effect at the end of each fiscal year, according to the intended use by the Company, including accrued financial income/expense, if applicable.

       b)     Current investments:

              - Investments in mutual funds: measured at their net realizable value at the end of the year.

              - Intelsat: Telefonica's interest in Intelsat Ltd. (formerly known as International Telecommunications Satellite Organization ("Intelsat")) as of December 31, 2004 was accounted for at the U.S. dollar amount of paid-in capital, stated at the exchange rate applicable to its settlement in effect at the end of the year, up to the limit of its interest valued by the equity method, determined on the basis of the latest available financial information (see Note 17.). As of December 31, 2003 this investment was recorded in Noncurrent Investments.

       c) Receivables and payables (except bank and other financial payables):

              - Receivables and payables in local currency: at nominal value, plus the financial results accrued as of the end of each year, if any, which is not significantly different from the accounting measurement obtained by calculating the discounted value of the cash flows that would be derived from such assets and liabilities. As long as Law No. 25,561 (Public Emergency and Exchange Regime Reform Law) is still in force, the interpretation of the CPCECABA has been that the discount rate to be used would be such as stated in the transaction, and in the absence of such rate or a representative rate for the transaction, the interest rate quoted by Banco de la Nacion Argentina for savings accounts will be taken into account. As of December 31, 2004 and 2003, this rate stood at approximately 1% nominal per annum.

              - Receivables and payables in foreign currency: valued at the exchange rates applicable to their settlement prevailing as of the end of each year, in accordance with the uses intended by the Company, plus the financial results accrued as of those dates, which do not differ significantly from the measurement of the discounted value based on the rate of the transaction.

              Exchange differences have been charged to income of each year (see
              Note 2.5.o)

              - Trade receivables include services provided and settlements with foreign correspondents, both billed and services and settlements accrued but unbilled as of the end of each year, the latter being determined based upon information about actual consumption, subsequent billings and estimates using historical data.

              Trade receivables are disclosed net of the allowance for doubtful accounts, which has been assessed based on historical data and the estimated trend of collections. Telefonica includes as a receivable the portion accrued as of each year -end of the surcharge for late payment included in the invoices for payments until the "second due-date" of the invoice. For amounts that are past-due beyond the second due-date provided in the original invoice, the interest for late payment is recorded in the cases in which Telefonica estimates that it is likely that it will be recovered.

              - Prepaid services since baseline services committed to be rendered by IBM (IBM Argentina S.A.) over the duration of the contract will be received by Telefonica in uniform quantities over the duration of the contract, the baseline service total original cost of 218.9 million is accrued based on the straight line method over the duration of the contract. So, prepaid services balance included in Other Receivables (IBM agreement) relating to the baseline services received includes (see note 10.1):

              (a) The balance of the decreasing monthly installments paid to IBM as of each year-end less the cost accrued on the straight line method basis over the term of the agreement as of each of those dates. Annual increases in service costs as agreed upon between the parties (see note 10.1) are accrued and recorded in the statement of operations by the Company as from the fiscal year in which such increases occur.

              (b) deferred gain: because of the interdependence of terms and the continued involvement by the Company in the assets transferred, the Company did not recognize any gain from the sale of the assets similarly to a sale and operating leaseback and, so, the gain is deferred and amortized ratably over the term of the services agreement as an adjustment to the cost accrued for the services mentioned in a)

              - "Patriotic Bond": in 2004 and 2003, the bond was valued at its estimated recoverable value and Telefonica charged to income an allowance for impairment as a result of the Argentine Government's decision in 2003 to suspend the tender system for offsetting purposes against taxes and to include that bond on the list of eligible bonds for sovereign debt restructuring. In determining the amount of the allowance, Telefonica considered the fair values of comparable bonds (see Note 14).

              - Tax credit certificates ("TCC"): as of December 31,2003 were accounted for at face value in U.S. dollars pesified at the rate of $1.4=US$1, plus the benchmark stabilization coefficient ("CER") and the financial income accrued until the end of each year, which do not differ from the measurement at the discounted value based on the rate of the instrument.

              - Universal Service contribution (see Note 13.): Telefonica calculates the charge for the Universal Service contribution, consisting of 1% of revenues from telecommunications services, net of automatic deductions (deductions not requiring regulatory approval) provided by the related Regulation and in accordance with Telefonica's estimates of the amounts payable within each year, since the detailed rules of calculation and payment of this tax are still pending. If this calculation results in a balance payable to the Universal Service fund, such net amount is booked as liability. On the other hand, all deductions and subsidies that must first be approved by the regulatory entity will be booked by Telefonica as receivable in each year in which its reimbursement is approved by such entity.

       d)     Inventories:

              Raw materials related to paper for printing directories have been accounted for at replacement cost, which does not exceed their estimated realizable value.

              Costs related to directories in edition process has been accounted for at their production cost adjusted for inflation (see Note 2.2.). This amount does not significantly differ from reproduction cost and does not exceed its estimated realizable value.

              Equipment and supplies for sale (including telephone accessories and prepaid cards) have been accounted for at the replacement cost up to the limit of their estimated realizable value.

              Inventories are accounted for net of the allowance for impairment in value and slow turnover, determined based on inventory recoverability analysis at the end of each year.

       e)     Other assets:

              Other assets include buildings no longer used in Telefonica's operations and intended for sale. The carrying book value has been recorded based on its estimated realizable value.

       f)     Noncurrent investments:

              - Telefonica's 50% interest in ECL as of December 31, 2004 and 2003 was accounted for by the equity method based on the financial statements as of such dates, prepared in accordance with accounting principles consistent with those used by the Company.

              - New Skies Satellites: Telefonica valued its interest on the basis of the U.S. dollar amount of paid-in capital, stated at the exchange rate applicable for its settlement, prevailing at the end of the year, up to the limit of its interest valued by the equity method, determined in accordance with the latest financial information available. On July 19, 2004, the Special Shareholders' Meeting of New Skies Satellites N.V. decided the liquidation of the company and the sale of 100% of its assets to "The Blackstone Group" subsidiaries; Telefonica accounted for to the liquidation and sale of its interest in New Skies Satellites N.V. in the current fiscal year without generating a significant impact to result from the transaction.

              - Financial trust: corresponds to the value of the certificates of participation subscribed by the Company in the financial trust called "Proyecto de Inversion y Desarrollo: Complejo Industrial Nacional de las Telecomunicaciones 2003" (see Note 19.). Such certificates were valued at the subscription value paid by the Company up to the limit of their recoverable value. They are expected to be recovered over a term in excess of one year.

       g)     Fixed assets:

              Fixed assets received from Empresa Nacional de Telecomunicaciones ("Entel") have been valued at their transfer price to Telefonica and subsequent additions have been valued at cost. All figures have been restated as described in Note 2.2. and depreciated by the straight-line method over their remaining useful lives. When the construction of work in process extends over time, its value includes the financial cost net of the effect of inflation, if applicable, of financing by third parties related to the investment during the construction period until such time as the asset is ready to be used for a productive purpose. Capitalized interest included in construction in process for the fiscal years ended December 31, 2004 and 2003 amounts to 8 million. During the three-month fiscal year ended December 31, 2002 capitalized interest and exchange differences are not material due to the stabilization of exchange rate and to the decrease in construction in process. Capitalized interest and exchange difference net of the effect of inflation, if applicable, included in construction in process for the fiscal year ended September 30, 2002 totaled 40 million (includes 29 million of capitalized exchange difference) (restated as indicated in Note 2.2.).

              For fixed assets whose operating condition warrants replacement earlier than the end of the useful life assigned by Telefonica to the fixed asset category, Telefonica calculates depreciation charge based on the adjusted remaining useful life in accordance with Telefonica's related assets replacement.

              Telefonica's fixed assets were assessed for impairment based on their recoverable value on the basis of Telefonica Management's best estimate of future cash flows of its telecommunications business, considering current information and future telephone service rates estimates. Telefonica has monitored the evolution of the macroeconomic variables that affect its business and, from time to time, it has adjusted its projections based on the latest trends. As explained in Note 6.b), the main macroeconomic variables have shown a relative stabilization. In the opinion of Telefonica's Management, based on the preparation of projections based on such trends and the consideration of operating strategies available for possible scenarios, Telefonica will generate future cash flows sufficient to recover the balances corresponding to its fixed assets. Notwithstanding the foregoing, as explained in Note 11., Telefonica will continue to monitor the situation and will assess the effect of any new future developments.

       h)     Intangible assets:

              - Trademarks and the license to use the logo were valued at acquisition cost restated as described in Note 2.2., net of accumulated depreciation which is calculated based on the remaining duration of the Telinver contract, until October 2007.

              - The license related to the data transmission business, including the authorizations to use the "B" Band, restated as described in
              Note 2.2., is depreciated by the straight-line method over a 10-year term.

              - Deferred expenses incurred in connection with the issuance of negotiable obligations, have been restated as mentioned in Note 2.2., and are being depreciated by the straight-line method as from the issuance date to the maturity of such negotiable obligations. In addition, those expenses include the amount related to the "authorization fee" in connection with waivers granted by the holders of negotiable obligations of Telefonica which are depreciated on a straight-line basis through maturity. The portion of expenses related to Telefonica's original issue of negotiable obligations that were settled in the exchange offer of August 7, 2003 have been fully amortized in the year based on the number of bonds actually exchanged through the exchange offer (see
              Note 7.3.1.).

              - Goodwill reflects the cost of acquisition by Telefonica of the continuing portion of the internet business that used to be operated by Telefonica Data de Argentina S.A. ("TDA S.A."), Satlink S.A., Compuserve Argentina S.A. and Aki S.A., exceeding such business valuation calculated by the equity method based on financial statements of those companies as of the effective acquisition dates or as of dates at which such value was not materially different from the one that would have been determined as of the acquisition dates. The original depreciation period was 10 years as from the respective acquisition dates. As of September 30, 2002, such goodwill has been valued at zero based on the estimate made by Telefonica of its recoverable value, due to the actual evolution of the customer portfolios acquired under each transaction. The loss resulting from the difference between the carrying amount and the recoverable value of the above mentioned goodwill amounted to 22 million and has been included in the caption "Depreciation of intangible assets" as of September 30, 2002.

              - The goodwill generated by the capital contributions, restated as indicated in Note 2.2, made by Telefonica with an issuance premium to ECL was being depreciated by the straight-line method over a 10 year term. As of September 30, 2002, based on the evolution foreseen by Telefonica of the e-commerce business, Telefonica has valued such goodwill at zero, adjusting it to its estimated recoverable value. The loss that results from the difference between the carrying amount and its recoverable value amounted to 8 million and has been included in the account "Net book value of intangible assets retired" as of September 30, 2002 (see Note 3.1.m).

              - The licenses to use links have been valued at the acquisition cost restated as indicated in Note 2.2. and are depreciated by the straight-line method over 15 years, the term of the license.

              - The assignment to Telinver of Meller Comunicaciones S.A.'s rights pursuant to the contract for publishing Telefonica's telephone directories and the non competition clause undertaken by Meller Comunicaciones S.A., have been valued at historical cost restated as described in Note 2.2. and are depreciated as from October 1, 1997 through December 31, and October 1, 2007, respectively, according to the terms of the above-mentioned contracts.

       i)     Goodwill on investment in Telefonica:

              Goodwill on investment in Telefonica represents the excess of the investment cost over the investment valued by the equity method as of the purchase dates related to the increase in Telefonica's equity interest from 51.0% to 56.2% generated during the fiscal year ended September 30, 1998 as a consequence of the redemption of Telefonica's class C shares by such company. The Company depreciates this goodwill over a 240-month term by the straight-line method.

              As of September 30, 2002 the Company ceased to disclose the original goodwill value and its related accumulated amortization corresponding to the excess of the investment cost over its proportional equity value in connection with the purchase of the 51% equity interest in Telefonica, amounting to 96 million (restated as described in Note 2.2.) because it was fully amortized as of that date.

              The recoverability analysis of the goodwill's booked value generated by the investment in Telefonica as of December 31, 2004, has been made on the basis of the Company's Management best estimate of Telefonica's future cash flows, considering current information and Telefonica's future service rates estimates. The Company's and Telefonica's Management have monitored the evolution of the macroeconomic variables that affect their businesses and, from time to time, they have adjusted their projections based on the latest trends. As explained in Note 6.b), the main macroeconomic variables have shown a relative stabilization. In the opinion of the Company's Management, based on the preparation of projections based on such trends and the consideration of Telefonica's operating strategies available for possible scenarios, Cointel will obtain future cash flows enough to recover the booked goodwill, that as of December 31, 2004 amounts to 300 million (see Note 3.k). Notwithstanding the foregoing, as explained in Note 11., the Company's and Telefonica's Management will continue to monitor the projected situation and will assess the effect of any new future developments.

       j)     Bank and other financial payables:

              - In local currency: as of the end of the fiscal year ended on December 31, 2003, at nominal value plus interest accrued up to the year-end, payable on the respective maturity dates, calculated at the contractual interest rate in effect as of such dates.

              - In foreign currency: at nominal value plus interest accrued up to each year-end, payable on the respective maturity dates, converted at the exchange rate in effect at the end of each fiscal year calculated at the contractual interest rate in effect as of such dates. See Note 23.g).

       k)     Reserves:

              During the normal course of business, Telefonica and Telinver are subject to several labor, commercial, tax and regulatory claims. While these actions are being contested, the outcome of such individual matters is not predictable with assurance. Charges have been recorded for contingencies where it is probable that Telefonica will incur a loss. The amount of loss is based on Telefonica Management's assessment of the likelihood of occurrence after consideration of legal counsel's opinion regarding the matter. As of December 31, 2004, the amount booked for such purpose is 271 million.

       l)     Financial Instruments:

              Derivative financial instruments must be disclosed in the financial statements as either assets or liabilities at their fair value as of the date of the measurement. Should the financial instrument be intended to cover cash flow risks, the variation in fair value must be charged, according to the amendment introduced by the CPCECABA, to a specific account "Temporary differences in the measurement of derivative instruments intended as effective coverage" in the balance sheet and subsequently charged to the statement of operations for the year once the assets or liabilities covered have an impact on the income/loss for such year. If, instead, the financial instrument were to protect against the risk of changes in fair value, any variation in fair value must be directly charged to the statement of operations for the year. In both cases, the non-effective coverage portion of derivative instruments must be directly charged to the statement of operations for the period at the time such condition is known. At the time of the initial application of this rule at the beginning of the fiscal year 2003, the difference between the previous and current valuation of the derivative instruments not designated as hedges, as well as the ineffective portion of the hedges, were charged to "Unappropriated retained earnings / Accumulated losses". Comparative figures for prior years have not been restated as required by the transition rule.

              Telefonica uses currency swaps, which, in the context of the Convertibility Law between the U.S. Dollar and the Argentine Peso, were intended to eliminate the variability in the cash flows of its debts denominated in Yen and in Euros and that currently reduce such variability in relation to the variations in the exchange rate between the yen/euro and the U.S. dollar so that, Telefonica has ensured a fixed exchange rate between the yen/euro and the U.S. dollar for these obligations. The principal criteria used by Telefonica to determine hedge effectiveness are i) notional amounts of swap contracts and hedge items, ii) currency of the swap contract and the hedge item, and iii) maturity of the hedge instrument and hedge item. As of December 31, 2004 and 2003 the hedge relationships were deemed ineffective because of the devaluation and freezing of our tariffs.

              In addition, as of December 31, 2004 and 2003, Telefonica uses, and has used during these years other financial instruments, such as currency forward contracts and call spreads, in order to eliminate fluctuation in the cash flows of its debts in US Dollars with respect to the Peso. These contracts are designated as cash flow hedges or fair value hedges. The principal criteria used by Telefonica to determine hedge effectiveness are i) notional amounts of these contracts and the hedge items, ii) currency of the contracts and the hedge items, and iii) maturity of the hedge instruments and the hedge item. The Company deemed all hedge relationships to be effective.

              Telefonica values the covered obligations at each fiscal year end closing exchange rate and also recognizes separately the financial instruments at their estimated fair value.

       m)     Income tax and Tax on minimum presumed income:

              The Company records income tax by application of the deferred method.

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

              In order to book the above differences, the Company applied the liabilities method which sets forth the determination of net deferred tax assets or liabilities based on temporary differences charged to the "Income tax" caption in the statement of operations.

              The Company's and Telefonica's Management evaluates the recoverability of deferred tax assets based on estimates. Ultimately, the recoverability of deferred tax assets depends upon the Company's and Telefonica's ability to generate enough taxable income during the periods in which these temporary differences are expected to be deductible.

              Considering their estimates, the Company's and Telefonica's Management takes into account the reversal time period of deferred tax liabilities, projected taxable income and tax planning strategies. This assessment is based on a series of internal forecasts updated to reflect latest trends. In accordance with accounting principles in force, the Company must recognize deferred income tax assets when future deductibility is likely. Therefore, considering the variables which affect future taxable results, including the uncertainty related to the possible effect of the final outcome of the tariff renegotiation (See Note 6.b) and 11.), and considering current tax strategies and that Company's income from its equity interest in Telefonica is not subject to income tax, the Company and Telefonica have booked a reserve for the balance of net deferred income tax assets whose recovery depends upon the generation of future taxable income. In addition, Telinver has decided to reverse partially the balance of the net tax asset reserve in an amount of 5 million, considering that the variables affecting the future tax results related to the evolution of the exchange rate were reduced.

              Under the Public Emergency and Exchange System Reform Law No. 25,561, as implemented by Decree No. 2,568/02, losses generated by the effect of the Argentine Peso devaluation on monetary assets and liabilities in foreign currency involved in the generation of Argentine-source income, existing as of January 6, 2002, valued at an exchange rate of $1.00 per US$1.00, should be adjusted using an exchange rate of $1.40 per US$1.00, and be carried forward five years as from the date of the enactment and used to offset income taxes at a proportion of 20% each year.

              The Company's foreign exchange tax loss as calculated by the above procedures and by application of a $1.40 exchange rate for the U.S. dollar was approximately 122 million, of which approximately 54 million were computed for the tax purposes in the fiscal year ended December 31, 2004, while the remaining amount will be carried forward and applied proportionally to offset taxes until December 31, 2006, in accordance with the related legislation.

              Telefonica's foreign exchange tax loss as calculated by the above procedures and by application of a $1.40 exchange rate for the U.S. dollar was approximately 750 million, which will be computed in equal parts in five years starting December 31, 2002. Approximately 150 million will be computed for the tax purposes in the fiscal year ended December 31, 2004, while 300 million will be carried forward and applied to offset taxes in equal amounts over the next two years.

              For the year ended December 31, 2004, Cointel has estimated the existence of income tax loss of 169 million. For the year ended December 31, 2003, the Company had determined taxable income in the income tax of approximately 3 million. Additionally, for the three-month fiscal year ended December 31, 2002, the Company determined a taxable income in the income tax of approximately 33 million that was fully offset with tax loss carryforward existing at the beginning of such fiscal year. For the fiscal year ended September 30, 2002, Cointel estimated a taxable loss of approximately 795 million (historical value).

              As of December 31, 2003, the Company had an accumulated income tax loss carryforward of about 923 million (historical value), according to the respective tax returns filed, which can be used to offset eventual future taxes payable.

              Telefonica has estimated consolidated taxable income of approximately 432 million for the fiscal year ended December 31, 2004 and that could be offset against cumulative tax loss carryforwards existing at the beginning of the fiscal year. Additionally, Telefonica has determined a taxable income in the income tax of approximately 814 million for the year ended December 31,2003, determined the existence of taxable loss for the three-month period ended December 31, 2002, and for the year ended September 30, 2002, determined a taxable income in the income tax of approximately 189 million (historical value).

              Additionally, as of December 31, 2003 Telefonica kept on a consolidated basis a tax loss carryforward of approximately 2,912 million (1,019 million at a 35% tax rate) that could, in the particular case of each society, be applied to offset future income tax charges of the current year and subsequent years until 2007.

              The consolidated tax loss carryforwards of Cointel, Telefonica and Telinver will mature as follows:

                                                Tax loss carryforward
                  Available until          (historical value, in millions)
               ------------------------   ----------------------------------

                        2004                               60
                        2005                               68
                        2006                              795
                        2007                            2,912
                                                    ---------
                                                        3,835
                                                    =========

              Every year in which offsetting occurs, the tax benefit will be realized if income tax (net of the offset) is equal to or exceeds the tax on minimum presumed income, but will be reduced by any excess of the latter over income tax.

              The following table presents the components of the Company's consolidated deferred tax balances (in millions of Argentine pesos):

                                                  December 31,     December 31,
                                                      2004              2003
                                                 ------------------------------
              Deferred tax assets
              Tax loss carryforwards                 1,222 (1)        1,320
              Exchange differences deductible
                in future years                        122              183
              Allowance for doubtful accounts           47               71
              Allowance for contingencies and
                other non-deductible allowances
                and accruals                          161              148
                                                 -------------------------------
                                                     1,552  (2)       1,722  (2)
              Allowance for deferred tax assets
               (Note 23.e)                          (1,422) (2)      (1,576) (2)
                                                 -------------------------------
              Subtotal                                 130              146
                                                 -------------------------------
              Deferred tax liabilities
              Fixed assets                            (106)            (121)
              Dismissal accrual for tax purposes       (14)             (13)
              Other liabilities                         (5)             (12)
                                                 -------------------------------
              Subtotal                                (125) (2)        (146) (2)
                                                 -------------------------------
              Total                                      5                -
                                                 ===============================

              (1) Includes 59 million originated by Cointel's estimated tax loss carryforward and is net of 151 million of income tax estimated by Telefonica and Telinver for the year ended December 31, 2004, that offset previous year tax loss carryforwards.
              (2) As of December 31, 2004, the effect of discounting the balances of deferred tax assets, deferred tax liabilities and allowance for deferred tax assets in accordance with accounting rules of the CPCECABA resulted in a reduction of those balances of 9 million, 4 million and 5 million, respectively. As of December 31, 2003, this effect on deferred tax assets, deferred tax liabilities and allowance for deferred tax assets resulted in a reduction of those balances of 34 million, 1 million and 33 million, respectively.

              The following is the reconciliation of the income tax as charged to the income statements for the fiscal years ended December 31, 2004 and 2003 for the three-month fiscal year ended December 31, 2002 and for the fiscal year ended September 30, 2002 and the amount resulting from the application of the corresponding tax rate on pre-tax net income (in millions of Argentine pesos):

                                                            December 31,              September 30,
                                                   ------------------------------------------------
                                                    2004        2003       2002 (a)         2002
                                                   ------------------------------------------------
              Net income (loss) before tax at
                statutory income tax rate              64          (97)       (88)            992
              Permanent differences:
              Income on equity investments              -           (1)        (1)             (4)
              Non taxable earnings                      -            -          1               1
              Non deductible expenses                 (16)         (17)         -               -
              Inflation restatement effect           (193)        (241)      (113)            668
              Reversal of allowance for
                deferred tax assets                   154          365        203               -
              Goodwill depreciation                    (8)          (8)        (1)             (4)
              Allowance for deferred tax
                assets (b)                              -            -          -          (2,144)
              Not used Tax loss carryforwards         (25)           -          -               -
              Effect of the discount of deferred
                assets and  liabilities                28           49          3             (85)
              Effect of minority interest               1          (50)         1             456
              Other                                     -            -         (5)              -
                                                   -----------------------------------------------
              Income tax benefit                        5            -          -            (120)
                                                   ===============================================

              (a) Three-month fiscal year.
              (b) See Note 23.e).

              Additionally, the Company and Telefonica calculate the Tax on minimum presumed income by applying the effective tax rate of 1% on certain production assets valued according to the tax regulations in effect as of the end of each year. This tax is supplementary to Income Tax. The Company's and Telefonica tax liabilities will be the higher of these two taxes. However, if the tax on minimum presumed income exceeds income tax during one fiscal year, such excess may be computed as prepayment of any income tax excess over the tax on minimum presumed income that may arise in the next ten fiscal years.

              For the fiscal years and the three-month fiscal year ended December 31, 2004, 2003 and 2002, respectively, the Company has determined a charge for the tax on minimum presumed income amounting to a loss of approximately 54,565 pesos, 13,070 pesos and 3,000 pesos, respectively, which were charged to income of each year. Additionally, in the consolidated statement of operations for the fiscal year ended September 30, 2002, the Company included 0.5 million corresponding to the accumulated balance of tax on minimum presumed income as of that date, on the basis of its recoverability analysis.

              Telefonica has determined a minimum presumed income tax charge for the year ended December 31, 2004 in the amount of 35 million that was included in the caption "Other non-current receivables", as Telefonica's Management has estimated that such tax would be recoverable based on its tax projections and the terms for recovery established by the law (10 years). The amounts booked as tax on minimum presumed income credit have been measured at their discounted value, based on Telefonica's tax projections.


       n)     Shareholders' equity accounts:

              - Common capital stock: it has been presented at nominal value and the adjustment required to restate as described in Note
                   2.2. is included in the "Adjustment to capital stock" account. This account also absorbs any adjustment to the redemption value (shortfall or excess) of the preferred stock as explained in the following paragraph.

              - Preferred capital stock: it has been presented at its redemption value calculated in accordance with the issuance conditions as explained in Note 4., through the following items:

                   o    Face value of preferred shares.

                   o Adjustment to capital stock: restatement of the preferred shares as described in Note 2.2.

                   o Adjustment to redemption value: it represents the difference between the restated value of the preferred shares as stated in Note 2.2. and their redemption value.

                   Professional accounting standards set forth as a specific rule that redeemable preferred stock are classified as liabilities when their issuance conditions, directly or indirectly, require that the issuer redeems them for a determined or determinable amount, on a fixed or determinable date. Based on the issuance conditions of the Company's preferred stock and on their current status, the Company has concluded that its preferred capital stock has not met the conditions mentioned above. Accordingly, the Company has continued to classify the preferred stock as a component of shareholders' equity.

                   - Premium on share issue: this account comprises the additional contribution over the face value of capital stock made by the Class B common shareholders, restated as described in Note 2.2.

                   - Legal reserve and unappropriated earnings: restated as described in Note 2.2.

                   - Reserve for future dividends: as of December 31, 2004 the Company has a reserve for future dividends of 838 million (restated as described in Note 2.2.). However, as described in Note 6.c), the Board of Directors is currently not able to utilize such reserve for paying cash dividends.

     o)   Statement of operations accounts:

          Revenues and expenses are credited or charged to income on an accrual basis. Telefonica recognizes income from fixed telephony services (local and long distance, prepaid cards and access to the network, among others) based on the use of the network. Charges for the installation of telephone lines or interconnection services are recognized as revenues when the service connection is made.

          Telefonica recognizes income from sales of equipment when they are delivered and accepted by its customers. For contracts where Telefonica provides customers with an indefeasible right to use network capacity, Telefonica recognizes revenue ratably over the term on stated life of the agreement. In addition, the effects of the adjustment of prices agreed upon with customers in relation to services rendered are recognized when all necessary conditions are met to consider them as revenues. Sales for the year ended on December 31, 2004 and 2003 include approximately 5 million and 51 million, respectively, corresponding to the one time effect of this type of agreements.

          As of December 31, 2004, Telefonica had agreements with the following resellers or distributors:

          i) Other operators of telecommunication services, such as (1) local and/or long-distance providers, (2) cellular and PCS licensees, and (3) other minor providers of telecommunication services related to interconnection services that primarily include access, termination and long-distance transport of calls. Interconnection charges are principally calculated on a per minute usage basis. Additionally these agreements usually include point-to-point leased circuits out of which Telefonica collects fees from installation and monthly charges. In addition, fees from installation are collected only once and in case of specific installations. Telefonica collects monthly charges depending on:
               (i) type of line, (ii) bandwidth, (iii) distance between points leased; (iv) duration of the contract and (v) usage of the lines.

          ii) Resellers of prepaid cards. Telefonica sells prepaid cards to resellers. Telefonica charges the resellers the face value of the prepaid card less a wholesale discount of face value depending on the volume and product. Additionally the reseller has no right of return. Telefonica recognized revenue from prepaid cards based on the usage of the network.

          iii) Third parties operating public phones. The operator of the public phone charges its customers for each call based on usage units. The price per unit is set by Telefonica and the operator receives an average variable commission. Telefonica also charges the operator installation fees and monthly basic charges for its lines in service.

          iv) Foreign (non-Argentine) telecommunications carriers and administrations ("foreign carriers") for calls carried by Telefonica covering virtually all international long-distance calls into or out of Argentina. The agreements govern the payments to foreign carriers for the use of such carriers' facilities in connecting international calls billed in Argentina and the payments by the foreign carriers for the use of facilities of Argentine carriers in connecting international calls billed abroad. The rates of payment under such agreements are negotiated with each foreign carrier. The practice among carriers is for payments due to the use of overseas networks to be recorded, collected and forwarded by the carriers in the country from which the call is initiated. Settlements among carriers are usually made on a net basis.

          Telinver recognizes revenues and cost of sales for sales of advertisements in telephone directories when the directories are published and distributed. For the main telephone directories undergoing the process of edition and not yet published as of December 31, 2004, the total amount of sales orders not yet recognized as revenues as of that date, is 11.3 million.

          Statement of operations accounts for the fiscal years ended December 31, 2004 and 2003, the three-month fiscal year ended December 31, 2002 and the fiscal year ended September 30, 2002 have been presented, as follows:

          - charges for depreciation of non-monetary assets have been stated based on the restated amounts of such assets, as described in
               Note 2.2.;

          - Those accumulating monetary transactions that have occurred until February, 2003 (see Note 2.2.) have been computed by applying the coefficients corresponding to the month of accrual to the historical amounts;

          - Accounts that include monetary transactions executed as from March 1, 2003 were computed at their historical amounts.

          - The financial income and expense occurred until February, 2003, restated as described in Note 2.2., are disclosed net of the monetary result generated by the effect of inflation on the assets and liabilities that generated them.


     p)   Net earnings (loss) per common share:

          The Company calculates the net (loss)/earnings per common share considering Cointel's net (loss) income of the year after deducting preferred dividends, on the basis of 5,306,402,996 common shares with a face value of $0.1 and with one vote per share.

2.6. Amounts expressed in millions of Argentine pesos

     The amounts in millions of Argentine pesos contained in these financial statements have been rounded up or down in order to facilitate the footing of notes and tables in which they are included. The effect of such rounding is not material.

2.7. Telefonica's fiscal year-end change

     On September 18, 2001, Telefonica's Special Shareholders' Meeting, approved the amendment of the fiscal year section of the Articles of Incorporation. This amendment consisted of changing Telefonica's fiscal year-end from September 30 to December 31. The Comision Nacional de Comunicaciones ("CNC") issued Resolution No. 1,322 whereby it authorized Telefonica to change its fiscal year-end date.

2.8. Financial instruments

     Hedging Policy

     An essential element of the exchange rate management policy is to minimize the negative financial results due to variations in the exchange rates, while still being able to maintain open currency positions (under strict risk supervision). The primary objectives of the policy are: (i) to secure the payments in foreign currency, hedging first the short term payments and then hedging the long term ones including through derivative instruments and; (ii) to cover Telefonica's indebtedness in foreign currency as disclosed in the balance sheet as they become due and (iii) to modify the composition of Telefonica's financial indebtedness, or to refinance it by issuing Peso-denominated debt or entering into agreements to Peso denominated debts.

     During the fiscal years 2002 and 2003, Telefonica has been unable to hedge the foreign exchange risk related to the foreign currency denominated debt due to the lack of depth of the peso/dollar derivative market, the shortage of appropriate counterparts or high costs of such transactions. As of December 31, 2004, Telefonica U.S. dollar denominated debt was approximately US$980 million. In 2003, the appreciation of the peso against the U.S. dollar resulted in a gain equivalent to 760 million pesos. However, in 2004, the peso devalued against the U.S. dollar resulting in a loss of 67 million pesos. As of December 31, 2004, Telefonica keeps indebtedness in foreign currency for an amount equivalent to 3,079 million pesos and for the purpose of partially hedging its indebtedness in foreign currency, Telefonica has deposits in US Dollars in the amount of US$ 79 million.

     The main aspects of the hedging policy of Telefonica are the following:


     i. Existence of clearly identified risk and our risk management objectives and strategies.

     Since the Convertibility Law pegged the peso at a value of $ 1 per US$1, exchange rates risks were mainly related to changes in the value of the peso/U.S. dollar in comparison with currencies other than the Argentine peso and the US dollar. In January 2002, the Argentine government devalued the Argentine peso and currently the peso/U.S. dollar exchange rate is determined by a free market with certain controls.

     Until 2002, Telefonica did not hedge our U.S. dollar-denominated debt obligations because under the Convertibility Law the peso/U.S. dollar exchange rate was essentially fixed at parity and Telefonica had revenues stream linked to the U.S. dollar because our rates were denominated in U.S. dollars and converted into pesos at the end of the month. However, in some cases Telefonica hedged U.S. dollars against yen and euros (see "Financial Instruments - Swaps"). Before the Convertibility law, according to the Transfer Contract, the rates were to be adjusted for inflation in Argentina and in certain extraordinary circumstances, by a specific formula which considered both the effect of the inflation and the variation in exchange rates. Since the end of the Convertibility Law almost all of Telefonica's revenues stated in pesos but almost all of Telefonica's debt was denominated in foreign currency, so Telefonica had and still has mismatch between the revenues and the financial debt in foreign currency.

     As a consequence of the above mentioned mismatch Telefonica established a policy of partially hedging Telefonica's exposure to exchange rate risk because of the fluctuation between the value of the peso against foreign currencies and its effects on certain future short-term payments of Telefonica's debt obligations denominated in foreign currencies.

     Telefonica does not have derivative contracts for trading purposes. Moreover, Telefonica's policy does not include holding of derivative financial instruments to hedge the exposure to interest rate risk.


     ii. Matching the main features (notional, maturity date, interest payment dates) of the underlying and one side of the derivative.

     Another feature of Telefonica's derivative strategy is the matching of the main features (such as, notional value, maturity date, and interest payment dates) of the underlying security with its respective derivative. This matching is especially sought for the foreign currency debt and derivates hedging payments in foreign currency. Even when a perfect hedge of the flows is sought, the lack of depth of the Argentina's derivative markets has led historically to imbalances between the characteristics of the hedges and the underlying debts, which however, have not been significant with respect to the purpose of the hedge. Telefonica intends to reduce those imbalances as mentioned below, as long as this does not involve disproportionate transaction costs.

     Telefonica achieves this by documenting the relationship between hedging instruments and hedged items. This process includes linking all derivatives designated as hedges to specific assets and liabilities or to specific firm commitments in foreign currency.


     iii. Capacity to revalue the derivatives instruments at market prices.

     Telefonica uses internal valuations for the derivatives instruments which are verified with independents parties' valuations (e.g. bank valuations).

     Prior to 2004, the Company and Telefonica have not had a fixed policy of entering into financial instruments for managing their exposure to market risk. As of the date of the issuance of these financial statements, Telefonica has entered into the following instruments, to manage the exposure to the risk of fluctuation of the exchange rate of significant indebtedness denominated in currencies other than the U.S. dollar.

     1. Foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations in the yen-U.S. dollar exchange rate, in connection with the loan amounting as of December 31,2004 to 6.742 million Japanese yen granted by The Export Import Bank of Japan (currently the Japan Bank for International Cooperation) and maturing in February 2011, which accrues interest at a rate of 2.3% per annum. Such swap agreement provides a fixed exchange rate of 104.25 yen per U.S. dollar. The interest rate to be paid to Citibank N.A. during the validity of the loan for the U.S. dollars received is 7.98% per annum. As of December 31, 2004, the related liability, taking into account the effect of the above-mentioned swap and the additional interest accrued, amounts to US$71 million. The contract establishes, among other provisions for this type of transaction, certain events of default under which the creditor may accelerate payment terms. Events of default include failure to pay financial debts for amounts in excess of 2% of Telefonica's shareholders' equity.

     2. During December 1999 Telefonica entered into a foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations in the euro-U.S. dollar exchange, in connection with a portion of Telefonica's net position of assets and liabilities in euros, including the balance of the loan granted by Istituto Centrale per il Credito a Medio Termine ("Mediocredito Centrale") which matures in November 2017, and accrues interest at a rate of 1.75% per annum. Such swap agreement has an 8-year term until November 2007 and provides a fixed exchange rate of 0.998 euro per U.S. dollar. The interest rate paid to Citibank N.A. during the validity of the loan for the U.S. dollars to be received is 2.61% per annum.

     3. Telefonica has used currency forwards contracts to hedge against the risks of fluctuation in the dollar exchange rate. Telefonica has entered into currency forwards contracts, known as non-deliverable forwards ("NDF"), pursuant to which monetary positions are offset. These instruments were used to cover firm short-term payment commitments denominated in U.S. dollars. As of December 31, 2004 there are no NDF's agreements currently outstanding.

     4. Call Spreads: In September 2004 Telefonica entered into an agreement with TISA for two new strategies of exchange rate options, known as "Call Spread", with maturities in January and February 2005, and they consist of an acquisition of a call option and a sale of a call option with different strike prices for a specific amount of currency.

          The strategy with the maturity date on January 2005 had a notional value of US$ 12 million and consisted of the acquisition of a call option at a strike price of $ 3.075 per US Dollar and the sale of a call option at a price of $ 3.50 per US Dollar. The strategy with the maturity date on February 2005 had a notional value of US$ 12 million and consists of the acquisition of a call option at a strike price of $ 3.09 per US Dollar and the sale of a call option at a strike price of $ 3.50 per US Dollar. In both cases the options could have been exercised only upon their maturity. The goal of this strategy was to hedge the exchange rate risk related to Telefonica commitments to pay the principal of the loans to TISA, denominated in US Dollars.

          Telefonica has paid, as premiums, an amount of US$ 0.40 for each strategy. Upon maturity, the options were not exercised because the exchange rate prevailing at those times were outside the strike prices of the options. The cost of the premium paid has been charged to the Statement of Operations.

     2.9. Comparative financial statements

     Telefonica made minor disclosure reclassifications for certain revenues and expenses in its statement of operations for its fiscal year ended December 31, 2002.

     The comparative information described above has been restated as explained in Note 2.2.


3.   BREAKDOWN OF THE MAIN ACCOUNTS AND AGING OF ASSETS AND LIABILITIES

     3.1  Breakdown of the main accounts

     As of the end of each fiscal year, the main accounts were made up as follows (foreign currency balances are presented in Note 23.g) (balances stated in millions of Argentine pesos restated as described in Note 2.2.):

     a)   Cash and banks:

                                                        December 31,
                                            ----------------------------------
                                                  2004               2003
                                            ----------------------------------

          Banks                                      15                  18
                                            ----------------------------------
             Total                                   15                  18
                                            ==================================
     b)   Trade receivables:

                                                 December 31,
                                   --------------------------------------------
                                           2004                  2003
                                   --------------------------------------------
                                   Current     Noncurrent  Current   Noncurrent
                                   --------------------------------------------

          Past due (1)               168           14           178        20
          Current                    305            -           287         -
                                   --------------------------------------------
             Subtotal (2)            473           14           465        20

          Allowance for doubtful
            accounts  (Note 23.e)   (149)         (10)         (216)       (8)
                                   --------------------------------------------
             Total                   324            4           249        12
                                   ============================================

     (1) As a result of refinancing of past-due receivables, approximately 7 million of refinced receivables are disclosed as current receivables as of December 31, 2004 and 2003.
     (2) In 2004 and 2003 includes 24 million and 8 million, respectively, corresponding to related companies (see Note 9.2.2.).

c)       Other receivables:

                                                                                     December 31,
                                                               ----------------------------------------------------------
                                                                          2004                          2003
                                                               ----------------------------------------------------------
                                                                 Current      Noncurrent      Current       Noncurrent
                                                               ----------------------------------------------------------
          Guarantee deposits                                           3               -            3               -
          Prepayments to vendors                                       3               -            2               -
          Related companies (1)                                       25               -           53               1
          Financial prepayments                                       10               -           11               -
          Financial instruments (2)                                    1               3            1               2
          Prepaid expenses                                             1               -            -               1
          Prepaid services (3)                                        14               -           15               1
          Tax credit certificates                                      -               -           16               -
          Legal deposits                                               7               -            3               -
          Tax on minimum presumed income                               -             126            -              89
          Patriotic Bond (4)                                           -              84            -              82
          Net deferred income tax assets (5)                           -           1,427            -           1,576
          Prepaid insurance                                            3               -            3               -
          Granted Guarantees                                           -               -            3               -
          Other Tax Credits                                            -               -            2               -
          Other                                                       19               1           14               1
                                                               ----------------------------------------------------------
             Subtotal                                                 86           1,641          126           1,753
          Allowance for net deferred income tax assets (5)             -          (1,422)           -          (1,576)
          Allowance for impairment of Patriotic Bond (4)               -             (56)           -             (60)
          Allowance for other receivables (see Note 23.e))            (2)
                                                               ----------------------------------------------------------
             Total                                                    84             163          126             117
                                                               ==========================================================

          (1) See Note 9.2.
          (2) See Note 2.8.
          (3) See Note 10.
          (4) See Notes 14., 2.5.c) and 23.e).
          (5) See Notes 2.5.m) and 23.e).

     d)   Inventories:

                                                           Current
                                             -----------------------------------
                                                        December 31,
                                             -----------------------------------
                                                    2004              2003
                                             -----------------------------------
          Raw materials and supplies                   1                  1
          Directories: edition in process              2                  2
          Telephone equipment and other
             equipment                                 8                 17
                                             -----------------------------------
             Subtotal                                 11                 20

          Allowance for impairment in value
             and slow turnover (1)                    (3)                (7)
                                             -----------------------------------
             Total                                     8                 13
                                             ===================================
           (1) See Note 23.e).

     e)   Other assets:
                                                           Current
                                             -----------------------------------
                                                        December 31,
                                             -----------------------------------
                                                    2004              2003
                                             -----------------------------------
          Real property intended for sale              3                   3
                                             -----------------------------------
                                                       3                   3
             Total                           ===================================

          f)   Trade payables:

                                                                               December 31,
                                                    ----------------------------------------------------------------
                                                                  2004                               2003
                                                    ---------------------------------    ---------------------------
                                                        Current         Noncurrent         Current        Noncurrent
                                                    ----------------------------------------------------------------
          Vendors, contractors and correspondents (1)        296                 2              291              -
          Management fee (2)                                  70                 -               76              -
          Billing on account and behalf of cellular
             and audiotext companies                          53                 -               44              -
          Services collected in advance (3)                    5                65                6             69
          Other                                                1                 -                1              -
                                                    ----------------------------------------------------------------
             Total                                           425                67              418             69
                                                    ================================================================

          (1) In 2004 and 2003, includes 30 million and 15 million, respectively, corresponding to related companies (see Note 9.2.2.).
          (2)  See Note 9.2.2.
          (3) In 2004 and 2003 include deferred revenues related to the sale of indefeasible rights to use network capacity, recognized by the straight line method during the life of the agreement. In 2004 and 2003 includes 5 million in current and 60 million and 63 million in non current, respectively, corresponding to related companies (see Note 9.2.2.).

     g)   Bank and other financial payables:

                                                                           December 31,
                                            -----------------------------------------------------------------------
                                                            2004                                  2003
                                            -----------------------------------------------------------------------
                                                 Current          Noncurrent           Current           Noncurrent
                                            -----------------------------------------------------------------------
          Bank loans and long-term financing         224                236                 86                314
          Imports financing                           15                 13                 20                 27
          Related company - Telefonica
             Internacional, S.A. ("TISA"):
            - Loans (1)                            2,049                  -              2,029                  -
            - Negotiable obligations (2)               -                  -                531                  -
          Negotiable obligations (3) (4)             346              2,251                603              2,212
          Credit balances with banks                  29                  -                 14                  -
                                            -----------------------------------------------------------------------
          Total                                    2,663              2,500              3,283              2,553
                                            =======================================================================

          (1) In 2004 and 2003, includes 1,454 million and 453 million, respectively, corresponding to the Company (see Note 9.2.), 478 million and 1,461 million, respectively, corresponding to Telefonica and 117 million and 115 million, respectively, corresponding to Telinver (see Notes 9.2.2. and 2.8.).
          (2)  See Note 7.2.2.
          (3) See issuance conditions and way of cancellation in Notes 7.2.2. and 7.3.1.
          (4) In 2003 net of US$ 1 million bought by the Company (see Note 7.2.2.).

     h)   Payroll and social security taxes payable:

                                                                           December 31,
                                            -----------------------------------------------------------------------
                                                            2004                                  2003
                                            -----------------------------------------------------------------------
                                                 Current          Noncurrent           Current           Noncurrent
                                            -----------------------------------------------------------------------
          Vacation and bonus accrual               48                   -                44                   1
          Social security taxes payable            15                   -                14                   -
          Pre-retirement agreements and
             others (1)                            15                  16                13                  18
          Other                                     2                   -                 2                   -
                                            -----------------------------------------------------------------------
             Total                                 80                  16                73                  19
                                            =======================================================================

          (1) Pre-retirement agreements mature through 2009, and do not have adjustment clauses. This amount includes 7 million related to benefits granted to employees included in such agreements, which are to be allocated by them to social security tax payments corresponding to the period between the date of the agreement and December 31, 2004 and are to be paid by Telefonica until the worker qualifies to obtain legal pension benefits.

     i)   Taxes payable:
                                                              Current
                                                    ----------------------------
                                                            December 31,
                                                    ----------------------------
                                                      2004                2003
                                                    ----------------------------

          Turnover tax accrual (net of prepayment)      12                   10
          Health and safety taxes                       24                   20
          Value added tax                               15                   17
          Tax on minimum presumed income (net of
             prepayment)                                 9                   10
          Other                                         40                   23
                                                    ----------------------------
             Total                                     100                   80
                                                    ============================

     j)   Other payables:

                                                                        December 31,
                                                  ----------------------------------------------------------
                                                           2004                             2003
                                                  ----------------------------------------------------------
                                                  Current       Noncurrent        Current         Noncurrent
                                                  ----------------------------------------------------------
          Financial instruments (1)                    10              4              13                20
          International Telecommunications Union       21              -              21                 -
          Related companies (2)                        13              -              25                 -
          Other                                        19             25              16                26
                                                  ----------------------------------------------------------
             Total                                     63             29              75                46
                                                  ==========================================================

          (1) Foreign currency swaps agreements, forwards contracts and options (see Note 2.8.).
          (2)  See Note 9.2.2.

     k)   Goodwill on investment in Telefonica:

                                        Original value                          Depreciation
                               ---------------------------------------------------------------
                                   At                        At                         At end   Net
                               beginning          At end  beginning            For the    of     book
                                of year  Decrease of year  of year   Decrease    year   year    value
                               ----------------------------------------------------------------------
    Fiscal year ended
      December 31, 2004             449        -    449       126        -         23     149     300
                               ======================================================================
    Fiscal year ended
      December 31, 2003             449        -    449       103        -         23     126     323
                               ======================================================================
    Three-month fiscal year
      ended December 31, 2002       449        -    449        97        -          6     103     346
                               ======================================================================
    Fiscal year ended
     September 30, 2002             545      (96)   449       170      (96)        23      97     352
                               ======================================================================

l)   Cost of services provided:

                                          December 31,         September 30,
                                       -----------------------------------------
                                         2004       2003     2002 (3)     2002
                                       -----------------------------------------

     Telecommunications services (1)    (1,887)    (1,946)      (462)    (2,455)
     Cost of services provided (2)         (49)       (46)       (39)       (49)
                                       -----------------------------------------
        Total                           (1,936)    (1,992)      (501)    (2,504)
                                       =========================================

     (1)   Note 23.h).
     (2)   Note 23.f).
     (3)   Three-month fiscal year.


m)         Other:

                                                             December 31,              September 30,
                                                        ------------------------------------------------
                                                          2004         2003        2002 (1)       2002
                                                        ------------------------------------------------
     Holding and financial income (loss) on assets:
     Holding gains (losses) on inventories                     -           -             1          (10)
     Net book value of intangible assets retired               -           -             -           (8)
                                                        ------------------------------------------------
        Total                                                  -           -             1          (18)
                                                        ================================================

     Holding and financial loss on liabilities:
     Tax on interests                                          -           -             -          (27)
     Intangible assets depreciation                           (9)        (16)           (1)          (8)
     Tax on checking account credits and debits              (18)        (11)            -            -
     Other                                                     -           -             -           (1)
                                                        ------------------------------------------------
        Total                                                (27)        (27)           (1)         (36)
                                                        ================================================

     (1)  Three-month fiscal year.


n)   Other expenses, net:

                                                                       Income (loss)
                                               ---------------------------------------------------------
                                                       December 31,                   September 30,
                                               ---------------------------------------------------------
                                                     2004             2003        2002 (2)        2002
                                               ---------------------------------------------------------
     Employee terminations                           (37)             (42)           (17)          (85)
     Contingencies                                  (103)             (34)           (31)          (70)
     Net book value of fixed assets retired            -                -             (2)           (4)
     Miscellaneous, net                                3                5             (1)            5
                                               ---------------------------------------------------------
        Total (1)                                   (137)             (71)           (51)         (154)
                                               =========================================================

     (1)   Note 23.h).
     (2)   Three-month fiscal year.

     3.2  AGING OF ASSETS AND LIABILITIES AS OF DECEMBER 31, 2004:

                                                   Assets                                        Liabilities
                                    ----------------------------------------------------------------------------------------------
                                                                                                    Payroll
                                                                                       Bank and    and social
                                                    Trade        Other                   other      security
                                      Current    receivables  receivables    Trade     financial     taxes        Tax      Other
                                    investments      (a)          (c)       payables   payables     payables    payables  payables
                                    ----------------------------------------------------------------------------------------------
     Past-due:

     Up to three months                       -        54            -           90          -         -           -         -
     From three to six months                 -        20            -            1          -         -           -         -
     From six to nine months                  -         7            1           (1)         -         -           -         -
     From nine to twelve months               -         8            -            3          -         -           -         -
     From one to two years                    -        26            6            -          -         -           -         -
     From two to three years                  -        20            7            3          -         -           -         -
     Over three years                         -        47            -            -          -         -           -         -

     At sight:                               13         3           21            -         29         -          50        38

     Not Due:
     Up to three months                     247       263           33          313      1,564        56          41        19
     From three to six months                 -        19            6            8        507         8           9         1
     From six to nine months                  -        12            4            7        223        10           -         5
     From nine to twelve months               -         8            6            1        340         6           -         -
     From one to two years                    -         -           13            5        322         8           -        13
     From two to three years                  -         -            2            3        607         5           -        10
     From three to four years                 -         -          120            3        416         2           -         7
     From four to five years                  -         -            -            4         39         1           -         -
     Over five years                          -         -           28           52      1,116         -           -        (3)
                                    ----------------------------------------------------------------------------------------------
     Subtotal                               260       487          247          492      5,163        96         100        90
     Allowance for doubtful
     accounts                                 -      (159)         -              -          -         -           -         -
     Benefits under the Collective                      -
        Labor Agreements                      -                    -              -          -         -           -         2
                                    ----------------------------------------------------------------------------------------------
        Total                               260       328          247          492      5,163        96         100        92
                                    ==============================================================================================

     Percentage accruing interest
        at fixed rate                      95%        3%         3%             -         57%          -           -        15%
     Percentage accruing interest
        at variable rate                    -        36% (b)       -            -         41%          -           -         -
     Percentage with variable
     return                                 2%        -            -            -          -           -           -         -
     Average interest rate in
        foreign currency                    2%        -          1% (d)         -          9%          -           -         6%
     Average interest rate in
        local currency                      1%       26%         6%             -          8%          -           -         -

          (a) Trade receivables balances includes 14 million past-due classified as non-current taking into account Telefonica's Management's estimates regarding probable collection terms.
          (b) Such percentage is related to the portion of receivables over which surcharges are applicable for being in arrears. The rate indicated is that corresponding to bills collected with such surcharges.
          (c) Not including amounts corresponding to net deferred tax asset totally reserved.
          (d)  Does not include the interest accrued by the Patriotic Bond.


4.   PREFERRED SHARES

     As detailed in the Statement of changes in shareholders' equity and in Note 5., the Company's capital stock is comprised of common and preferred shares issued under Argentine law. The main issuance clauses of the preferred shares related to dividend payments, preferences among the various classes of preferred shares, preferences of the latter over common shares and the redemption of preferred shares, and, as may be seen from the issuance minutes, are as follows:

     a) Three different classes of preferred shares were issued: A, B and C. Each class accrues an annual preferred dividend at the rates established in the issuance clauses. Class C shares were amortized in two equal installments on April 30, 1996 and 1995.

     b) The issuance conditions of preferred shares provided that the redemption value of preferred capital and the preferred dividends were established in U.S. dollars and until the closing of the three-month period ended on March 31, 2002, the Company valued them in accordance with such clauses. However, and according to the Company's and its legal advisors' final analysis, such redemption value and the preferred dividends have been affected by the conversion into pesos provided by the new legal framework in effect in Argentina, established by Decrees No. 214/02 and No. 320/02 (see Note 18.). Consequently, the redemption value of preferred capital and the preferred dividends have been converted into pesos at a one peso ($1) = one U.S. dollar (US$ 1) exchange rate, being applicable to such amounts the adjustment by the CER accrued until the redemption date.

          During the six-month period ended June 30, 2004, the Company had received a claim from the preferred shareholder that holds 100% of the outstanding preferred shares in relation with the pesification of its preferred shares. On September 16, 2004 Cointel has been notified of a legal action filed by such preferred shareholder contesting the shareholders' meeting held on April 19, 2004 that approved the financial statements for the fiscal year ended December 31, 2003 and possibly the previous meetings, and in particular the shareholders' decision approving the financial statements as of December 31, 2003, insofar as they disclose as pesified the redemption value of the preferred shares and related accumulated unpaid accrued dividends in accordance with the regulations described above. In addition, the Company has been notified of a precautionary measure (specifically, an order to record the existence of a pending action) in connection with the contestation filed in court by such preferred shareholder. The Company's Management and its legal counsel consider that, based on the above mentioned analysis and in the light of the rules in force, the chance that the determination of this issue could have an adverse effect on the Company is remote.

     c) The first accrual period of preferred dividends started on November 8, 1990 and ended on December 31, 1991. The Special Shareholders' Meeting held on June 29, 1998, resolved to modify the Company's year-end date. Such Meeting also established that the periods for accruing preferred dividends will be computed as from January 1 through December 31 each year, irrespective of the Company's year-end date.

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

     f)   Preferred capital amortization dates are as follows:

          1. Class A shares of Preferred Stock: the first date was April 30, 1997 and thereafter, amortizations are made on the 30th day of April in each year until and including 2003 (see item j) of this note), in installments equal to a seventh of the preferred capital of this type of stock. The Regular and Special Shareholders' Meeting held on March 31, 1997 voted an early redemption of Class A preferred shares for a total US$38,460,047 (face value of 20,306,905 (historical value)).

          2. Class B shares of Preferred Stock: beginning on April 30, 1998 and thereafter, amortizations shall be made on the 30th day of April in each year until and including 2007 (see item j) of this note), in installments equal to a tenth of the preferred capital of this type of stock. The Regular and Special Shareholders' Meeting held on March 31, 1997 voted an early redemption of Class B preferred shares for a total US$37,848,336 (face value of 19,983,921 (historical value)).

          The Special Shareholders' Meetings held on April 30, 2001, April 28, 2000 and April 30, 1999 voted partial redemptions of Class A and B preferred shares for a total, in each redemption, US$1,640,000 (face value 865,920 in historical pesos) and US$4,030,000 (face value 2,127,840 in historical pesos), respectively, as set forth in the issuance conditions of such shares. These reductions were registered in the Public Registry of Commerce on June 12, 2001, July 21, 2000 and September 10, 1999, respectively.

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

          2. To control decisions inside the Board of Directors and General Shareholders' Meetings of the controlled company.

          3. To make no investment other than in shares of the controlled company and assets incidental to the holdings of such shares by the Company.

          4. To incur no debt that shall cause all the debts of the Company to exceed at any time the amount of US$850 million.

          As of the date of issuance of these financial statements, the Company has met all obligations arising from the issuance conditions of preferred stock. However, as of the date of issuance of these financial statements, there are accumulated unpaid but not yet due preferred dividends and preferred capital stock that has not been redeemed as set forth in the original schedule, because, the Company did not have liquid realized profits or free reserves as stipulated by issuance conditions. Consequently, these unpaid amounts are to be considered not due.

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

     The detail of capital determined in accordance with the issuance clauses prevailing and the preferred dividends accumulated, unpaid but not yet due as of December 31, 2004 as established in the issuance clauses and current law, is as follows:

                                  Capital stock (1)                         Amounts stated in millions of Argentine pesos
                        ------------------------------------------------------------------------------------------------------------
           Class of      Face value in    Redemption value in      Accumulated unpaid          Fourteenth       Total accumulated
           Preferred      millions of    millions of Argentine  dividends as of December   preferred dividend   unpaid but not due
             Stock      Argentine pesos        pesos (2)              31, 2004 (3)             period (4)      preferred dividends
        ----------------------------------------------------------------------------------------------------------------------------
              "A"                  2               5                           -                        -                   1 (5)
              "B"                 13              37                           7                        2                   9
                        ------------------------------------------------------------------------------------------------------------
                                  14 (5)          42                           7                        2                  10 (5)
                        ============================================================================================================

     (1)  See Note 5.
     (2)  See item b) in this Note.
     (3) It is related to the preferred dividends accrued during the twelve-month periods ended December 31, 2003, 2002 and 2001, which are unpaid as of December 31, 2004, plus the adjustment for the CER as of December 31, 2004.
     (4) Preferred dividends have been calculated, as stated in the issuance conditions and considering the effects of Decree No. 214/02 and related laws.
     (5) The figures in the chart may not sum due to the rounding into millions (see Note 5.)

     As of December 31, 2004 preferred stock restated for inflation as stated in
     Note 2.2. amounts to 58 million, while preferred capital stock determined in accordance with the issuance clauses and the legal framework mentioned above amounts to 42 million. The Company believes that the difference of 16 million in the value of preferred stock represents a redistribution of the total value of the Company's capital stock between its common and preferred shareholders. The difference as of December 31, 2004 is comprised of an initial negative balance as of December 31, 2003 of 18 million (restated as described in Note 2.2.) and an increase of 2 million corresponding to the evolution of the preferred stock's balance, generated by the effect of Decree No. 214/02 and related laws during the year.

     The issuance provisions of the Company's preferred A and B shares provide that, should there be no liquid realized profits or free reserves, the Company will not partially amortize preferred capital or pay the respective preferred dividends. Should there be preferred un-amortized past due capital, the issuance provisions of preferred A and B stock provide that preferred stockholders would be entitled to one vote per share. Based on the situations described in Note 6.c) and according to the above-mentioned provisions, the Company did not amortize preferred stock or pay preferred dividends corresponding to the eleventh, twelfth and thirteenth period. For the above reasons this situation is not to be considered default.

     According to item 5.a of the preferred shares issuance conditions, the holders of Class A shares of Preferred Stock are entitled to one vote per share as from April 30, 2003, since the tenth dividend payment date for such kind of shares has taken place, and there is preferred capital unredeemed as of such date.


5.   CAPITAL STOCK

     Below is the Company's capital status as of December 31, 2004:

                                                                           Subscribed, paid in, issued and
                                                                         registered with the Public Registry
                                                                                     of Commerce
                                                                             (historical Argentine pesos)
                                                                         --------------------------------------
      Common shares, series "A" (Face value $0.10, one vote per share)               441,492,779.70
      Common shares, series "B" (Face value $0.10, one vote per share)                89,147,519.90
                                                                             -----------------------
             Subtotal                                                                530,640,299.60
                                                                             -----------------------

      Class "A" Preferred Shares (Face value $0.10 each) (1)                           1,731,840.00
      Class "B" Preferred Shares (Face value $0.10 each) (1)                          12,767,040.00
                                                                             -----------------------
             Subtotal                                                                 14,498,880.00
                                                                             -----------------------
             Total                                                                   545,139,179.60
                                                                             =======================

     (1) See Note 4.

6. LIST OF CONDITIONS AND THE TRANSFER CONTRACT - EXCLUSIVITY OF THE LICENSE - OTHER RESTRICTIONS


     a) The license which the controlled company holds for providing the telecommunications service may be revoked upon the fail in complying certain obligations. The List of Conditions and the Transfer Contract set forth the principal obligations of the Company and Telefonica under the List of Conditions and the Transfer Contract, of which the following still in effect:

          1. The assets contributed to Telefonica used in providing telecommunications services may not be sold, assigned, transferred or encumbered in any way without the authorization of the SC.

          2. Telefonica Holding de Argentina S.A. ("THA") and TIHBV, as members of the Consortium which was awarded the shares of the controlled company, may under no circumstances reduce their investment in the Company to percentages below twenty and ten percent (20% and 10%), respectively, of the common shares with voting rights, without the prior authorization from the Regulatory Authority.

          3. The Company may not reduce its investment, as a whole, below fifty-one percent (51%) of Telefonica's total capital with voting rights with Class A shares, without prior authorization by the Regulatory Authority.

          4. Telefonica has to maintain all or a substantial part of the provision of the telephone service and Telefonica's main business and principal place of business in Argentina may not be changed.

          5. Telefonica has to meet certain objectives related to the services provided. The most important of these objectives are efficiency and services quality. In addition, suppliers of data and value added services are to be given equal access to telephone lines.

          In addition, Decree No. 264/98 sets forth both optional and mandatory operating conditions with respect to the provision of basic telephone services. Such mandatory conditions, include mainly permitting other providers to interconnect to Telefonica's network (including voice and data transmission services), and the installation of a minimum number of new lines.

          In the opinion of the Company's Management, the Company and Telefonica have met all of the above-mentioned obligations.

     b) Telefonica signed a license agreement with the SC for an unlimited period of time, to provide local and domestic and international long-distance telephone services and telex services in the Northern region of the country. Telefonica's obligations under the license, mainly relate to service quality and coverage of the areas to be serviced.

          On June 9, 2000, the National Executive Power issued Decree No. 465/00, which provided the complete deregulation of the telecommunications market as from November 9, 2000.

          On September 3, 2000, the National Executive Power issued Decree No. 764/00 which, in the context of such deregulation approved the Rules for Licenses for Telecommunication Services, the Rules for Interconnection, the Rules for Universal Service and the Rules for the Management and Control of Radioelectric Spectrum. These rules constitute the current regulatory framework applicable to Telefonica. On September 19, 2000, Telefonica filed a reconsideration petition against certain specific issues of Decree No. 764/00. The Court has not as yet ruled on this issue.

          Telefonica's short-term strategy has been to adapt its business plans to address the challenges and risks presented by the Argentine economic crisis. Therefore the short-term strategy has focused on the renegotiation of tariffs and, since early 2002, Telefonica has been taking certain steps to moderate the effects of the imbalance between changes in revenues and costs caused by the significant increase in the prices of supplies and the cost of technology-related investments usually required by the business that Telefonica operates, and the situation affecting service rates described in Note 11. Some of these measures include: i) capital expenditures controls, ii) operating costs reduction, iii) increased collection rates, and iv) debt renegotiation, cash management and roll-over of short-term debt.

          The relationship between variables determining Telefonica's revenues and expenses is currently mismatched as a result of the "pesification" and freezing of Telefonica's tariffs within the context of a potentially inflationary economy and may continue to be mismatched depending upon the outcome of Telefonica's pending tariff renegotiation with the Argentine Government. Telefonica's tariff renegotiation proposal presented to the Argentine Government attempts to rebalance the relationship between variables determining Telefonica's revenues and costs (including investments), i.e. to achieve the "Telefonica's economic and financial equation" contemplated in the Transfer Contract (the "economic and financial equation") (See Note 11.).

          As of the date of issuance of these financial statements, changes in main macroeconomic variables, such as growth of the economy and evolution of the exchange rate and inflation show positive signs. Therefore, in the opinion of the Company and Telefonica's Management, there is greater certainty in the operating and economic environment due to, among other factors, a relative stabilization in the Peso equivalent amounts of its foreign currency consolidated debt, due to the financing already obtained by Telefonica and the gradual reduction of Telefonica's short term debt (See Note 7.1.).

          Although Telefonica has adopted the above mentioned measures to mitigate the effects of changes in its business resulting from the issue described in the above paragraphs, and certain indicators of the Argentine economy are currently showing favorable signals, the future operating conditions and characteristics might not continue to be stable because the regulatory framework in force has still not established the rules to allow reinstating the balance of the variables that constitute Telefonica's economic and financial equation.

     c)   Dividends:

          As of December 31, 2004, the Company carries accumulated losses of 2,592 million and a reserve for future dividends of 838 million (restated as described in Note 2.2.). Consequently, the dividend distribution is restricted.

          In relation to the restrictions related to the dividends of preferred shareholders, see Note 4.


7.   FINANCIAL DEBT

     7.1.  Financing

          In prior years the Company has funded its working capital requirements, interest payments and amortization of debt out of dividends from Telefonica, external financing from financial institutions, from capital markets, additional issuances of equity securities, and loans from related companies.

          The Company general financing policy is to cover future fund needs to repay short-term debt, if possible depending on the evolution of the economic situation, with bank loans and/or access to capital markets and TISA's loans, or alternatively, by requiring the refinancing of its payables.

          Telefonica's general financing policy is to cover future funds needs to continue its investment plan and repay short and long-term debt mainly with funds generated by the operations plus, if it is necessary, with bank loans and/or access to capital markets and possibly refinancing of TISA's loans.

          As of December 31, 2003, Telefonica's short-term debt amounted to US$ 637 million. At that time, Telefonica could not assure that it would be able to meet its current debt obligations at their maturity date.

          During 2004, as well as in prior periods, Telefonica managed to gradually reduce its short-term indebtedness through a combination of partial payments and short and long-term re-financing.

          As of December 31, 2004 Telefonica agreed to new short-term loans with local financial entities for an amount of 120 million. In May and October, 2004 and February, 2005, Telefonica issued Negotiables Obligations for 163.3 million, 200 million and 250 million, respectively. (see Note 7.3.1.) and expects to arrange for additional placements in the future. Those placements in conjunction with internally-generated cash flows and possible re-financing options and/or other financing alternatives that Telefonica may consider, in the opinion of Telefonica's Management, will enable Telefonica to settle or successfully refinance the remaining balance of its short-term indebtedness.

          As of December 31, 2004, Telefonica's unconsolidated current assets are lower than its unconsolidated current liabilities by 1,150 million, the latter including approximately 34% (US$ 200 million) of debt owed to TISA.

          In turn, in the months of July, August and September, 2004, TISA has re-financed Telefonica's liabilities in the amount of US$150 million, now payable, in monthly installments maturing from January to December 2005 and has advised the Company and Telefonica that, as of the date of issuance of these financial statements, it was still assessing other financing alternatives for the Company and Telefonica including, if necessary, providing additional financing.

          THA, a shareholder of the Company, is evaluating Cointel's financing needs considering the Argentine economic situation and the current difficulties to have access to credit, and has expressed its commitment to use its best efforts to provide financing directly or indirectly, subject to THA's own fund availability, which depends on the evolution of the issues affecting THA's own financial situation.

          On the other hand, Telefonica, S.A. ("TESA") (TISA's parent company) has advised the Company that, as of the date of issuance of these financial statements, it was still evaluating financing alternatives for the Company, including the possibility of refinancing or not over the long-term TISA's current loans to the Company and, if necessary, providing additional financing.

          As of December 31, 2004 Cointel's unconsolidated current assets are lower than its unconsolidated current liabilities by 1,459 million, the latter including approximately 99.6% (1,454 million) of debt owed to TISA. Consequently, the Company's ability to meet its short term liabilities will depend on TISA's continued refinancing of the loans granted to Cointel, or on the obtainment of other financing from related or unrelated parties, which to date is not available in sufficient amounts for the Company.

          Should no financing alternatives be available for Cointel or should Cointel not succeed in obtaining refinancing, Cointel would not have sufficient funds available to meet its current liabilities as they become due as of December 31, 2004.

          Although the Company will continue to make its best effort to obtain such financing, which up to date has had favorable results through obtaining waivers from creditors (see Note 9.2.) and short-term refinancing, as of the date of issuance of these financial statements it is not possible to assure what the result of such negotiations will be and, consequently, whether the Company will be able to settle its current liabilities in the normal course of business and maintain its normal operations.

     7.2. The Company

          7.2.1. Call option involving Telefonica Class B shares

               On March 6, 1998 the Company had granted Merrill Lynch International ("ML") a call option on 40.200,000 Telefonica Class B shares to be exercised on May 28, 2003, for an approximate value of US$6.2 per share adjusted for the dividend distributions made by Telefonica through that date. On June 30, 2000, the Company and ML amended certain conditions of this agreement, whereby ML had the right to require from Cointel, on May 28, 2003, the delivery of capital stock of TESA instead of Telefonica shares, modifying the strike price of the call option for such TESA's shares, in proportion to the price offered for Telefonica shares in the TESA Tender Offer. If, on May 28, 2003, the market price of TESA ADRs would have been higher than US$102.79 (the exercise price), ML may have acquired from the Company 2.23 million TESA ADRs at the exercise price. At the expiration date, May 28, 2003, the market price of TESA ADRs was lower than US$102.79, consequently ML did not exercise this call option.

          7.2.2. Negotiable obligations

               The Regular and Special Shareholders' Meeting held on March 31, 1997, approved the creation of a Global Program for the issuance of Negotiable obligations (the "Program"). Such Negotiable obligations are nonconvertible into shares, for a maximum outstanding amount during the term of the Program of US$800 million or its equivalent amount in other currencies, unsecured, to be issued in different successive classes, which could be accumulative or not; such bonds are to allow for early redemption in cash or in kind, in the latter case with securities of other companies. In addition, the above-mentioned Shareholders' Meeting delegated broad powers to the Board of Directors to determine the timing, features and other terms and conditions of the issuance.

               Under the Program, the Company's Board of Directors decided the issuance of two series of Negotiable obligations: "A" Series for US$225 million and "B" Series for 175 million; the maturity date is August 1, 2004, for both series. On July 3, 1997 the CNV approved the issuance. On July 24, 1997, the Company placed all of the issuance on the market. The net proceeds of this transaction which totaled approximately US$395 million were used to refinance bank debts maturing from January through September 1998.

               The main terms and conditions of this issuance of Negotiable obligations were:

               a) Face value: US$1 and $1 for the "A" and "B" Series, respectively, bearer and registered, ordinary, nonconvertible into shares.

               b) The total amortization of the Negotiable obligations was to take place in one single installment payable at seven years for both series. Such amortization, as well as accrued interest, was to be paid in U.S. dollars in the case of the "A" Series, and in U.S. dollars or Argentine pesos in the case of the "B" Series (at the discretion of the obligee). The Company had the possibility of redeeming such obligations for fiscal reasons, at 100% of their face value plus interest accrued through the redemption date.

               c) The securities accrued an annual interest of 8.85% and 10.375% on "A" Series and "B" Series, respectively, payable half-yearly in arrears with due dates on February 1 and on August 1 of each year and beginning on February 1, 1998.

               d) This issuance did not constitute either a secured or a subordinated debt of the Company, ranking pari-passu -with no preferences- in respect of the Company's current and future unsecured and unsubordinated debts.

               The agreement for this issuance gave a detailed description of its settled restrictions. The main stipulations concerned: a) a commitment of the Company not to encumber or grant real property rights, with certain exceptions, on its assets or present and future revenues unless the Company complied with certain requirements, b) conditions for the early redemption of the issuance, and c) causes of default that would allow obligees to consider such bonds as immediately due and payable, such causes being, among others, nonpayment of the Negotiable obligations, defaults in the payment of indebtedness of the Company or any material subsidiary aggregating US$20 million or more (see Note 9.2.), the sale of all or a significant proportion of the Company's assets, the loss of control over Telefonica's corporate decisions and noncompliance with certain financial ratios. On July 4, 2003, the meeting of the Company's Series "A" noteholders approved the amendments to the terms and conditions of the notes issued in 1997 in order to delete substantially all the events of default other than those related to non-payment of principal and interest. On the other hand, on July 22, 2003, the meeting of the Company's Series "B" noteholders discussed the amendments to the terms and conditions of the notes issued in 1997 in order to delete substantially all the events of default other than those related to non-payment of principal and interest. Such Series "B" noteholders rejected the amendments mentioned above.

               During fiscal year 2003, the Company purchased Negotiable Obligations Series "A" for a nominal value of US$ 5,882,000, and on December 18, 2003 it redeemed part of such notes for US$ 4,882,000; therefore, as of December 31, 2003 it held own Negotiable Obligations for a nominal amount of US$ 1,000,000.

               Likewise, during the first semester of 2004 the Company purchased additional Series "A" Notes for a total nominal value of US$ 18,147,000, and on June 28 and March 23 and 31, 2004, the Company made three further prepayments with the total of the Series "A" Notes held by it for a nominal amount of US$ 5,023,000, US$ 7,450,000 and US$ 6,674,000, respectively. After the prepayments above-mentioned, the outstanding principal amount under such issue was US$ 200,971,000.

               On July 26, 2004, TISA granted a US$ 103,000,000 loan to Cointel in order to the Company to cancel the totality of the Series "B" Negotiable Obligations and the portion of the Series "A" Negotiable Obligations held by third parties plus interest thereon, both with maturity on August 1, 2004. The funds obtained were settled in the foreign exchange market between July 26 and 28 and were applied to the cancellation of the mentioned Negotiable Obligations as of the maturity date.

               In addition, on July 27, 2004 the Company agreed with TISA the repurchase of the totality of the Series "A" Negotiable Obligations held by TISA in order to proceed to their cancellation, which occurred on that date. In connection with the referred repurchase, on July 28, 2004 Cointel borrowed a US$ 171,436,582 loan from TISA equivalent to the amount of principal plus interest accrued on such Negotiable Obligations as of that date. The loan did not imply the delivery of funds.

               Based on the above, as of the date of issuance of these financial statements, Cointel has cancelled the totality of debt for principal and interest related to the issues of the Negotiable Obligations above-mentioned (see Note 21.)

     7.3. Telefonica

          7.3.1. Negotiable obligations

               As of December 31, 2004, there are nine Negotiable obligations issues outstanding:

                 Issuance        Face value        Term        Maturity       Rate per annum %   Use of proceeds
                month/year      (in million)    (in years)    month/year
               ---------------------------------------------------------------------------------------------------
                  05/98         US$ 125.6           10         05/2008            9.125                (a)
                  06/02         US$  71.4            4         07/2006            9.875                (b)
                  08/03         US$ 189.7            4         11/2007           11.875                (b)
                  08/03         US$ 212.5 (c)        7         11/2010            9.125                (b)
                  08/03         US$  0.03 (d)        8         08/2011            8.85                 (b)
                  08/03         US$ 134.6 (e)        8         08/2011            8.85                 (b)
                  05/04           $ 163.3 (f)        1         05/2005            8.05                 (b)
                  10/04           $ 134.8            1         10/2005            8.25                 (b)
                  10/04           $  65.2            1.5       04/2006      Badlar + 2.40 (g)          (b)

               (a)  Financing of investments in fixed assets in Argentina.

               (b)  Refinancing of liabilities.

               (c) On August 1, 2004 they were converted to U.S. dollars and started to accrue interest at a nominal rate of 8.85% per annum.

               (d)  Net of US$ 7.5 million repurchased during 2004.

               (e) Net of US$ 13.5 million repurchased during 2004. These notes were cancelled on May 6, 2005.

               (f)  Correspond to bonds with zero coupon.


               (g) Corresponds to notes with a variable interest coupon based on the BADLAR rate (average interest rate paid by private or public banks for deposits over 1 million pesos between 30 and 35 days) + 2.4% with a nominal annual minimum of 7% and a nominal annual maximum of 15%.

               The prospectuses related to the issuance of these Negotiable obligations describe the issuance conditions in detail. The main stipulations concern: a) commitment of Telefonica not to create liens, except certain permitted liens, over its present or future assets or revenues, unless Telefonica's commitments under the Negotiable obligations meet certain requirements; b) conditions for the early redemption of the issuance; and c) events of default whereby noteholders could accelerate the due dates, such causes being, among others, failure to pay on the securities, default on other debts in amounts equal to or exceeding US$20 million, attachments which in the aggregate exceed US$10 million, among others. On July 22, 2003, the meetings of Telefonica's noteholders approved the amendments to the terms and conditions of the notes issued in 1998 in order to delete substantially all the events of default and certain information requirements other than those related to non-payment of principal and interest.

               Telefonica issued negotiable obligations due in 2006 and 2008 under Telefonica's Global Program, of up to US$1.5 billion or its equivalent and the commitments are those customary for these kind of transactions.


               Issuance of Negotiable Obligations under the Program of December 2003

               The shareholders' meeting of Telefonica held on December 19, 2003 approved the creation of a global program (the "Program") for the issuance of simple negotiable obligations not convertible into shares, denominated in pesos or in any other currency, with ordinary guarantee, in various series and/or successive tranches, either cumulative or non-cumulative, for a maximum outstanding amount of 1.5 billion or its equivalent amount in other currencies, and delegated to Telefonica's Board of Directors the power to set the remaining issue conditions and to decide to request or not authorization to quote such securities on the CNV and/or other foreign exchange markets.

               On April 23, 2004,Telefonica's Board of Directors resolved to issue the LESEP ("Letras del Sector Privado") Class of Negotiable Obligations under the Program. Such issue took place on May 7, 2004, for a nominal amount of 163.3 million pesos, maturing in May 2005, with zero coupon and an annual 8.05% cut-off return.

               On October 28, 2004 Telefonica placed 200 million by issuing the Second Tranche of Negotiable Obligations under the above mentioned program. The issuance comprises a Series A for an amount of 134.8 million, with a 365-day term and an 8.25% annual interest rate and a Series B for an amount of 65.2 million, with a 548-day term and a variable annual interest rate based on the BADLAR index plus 2.4% annual, with a nominal 7% minimum per annum and 15% maximum per annum.

               In addition, on December 13, 2004 Telefonica Board of Directors approved the issuance of the third class of Negotiable Obligations under the Program for an amount of up to 250 million in one or two series.

               On May 19, 2003 Telefonica's Board of Directors approved to perform offers to exchange outstanding negotiable obligations issued by Telefonica and by the Company for new negotiable obligations issued by Telefonica plus a cash payment:

               On February 11, 2005 Telefonica issued 250 million pesos of negotiable obligations in two Series, the Fixed Rate Series at 365 days for 200 million pesos with a 8% nominal interest rate coupon and the Variable Rate series at 730 days for 50 million pesos with a variable interest rate coupon based on the Tasa Encuesta Plus a spread of + 2.5%, with a nominal annual minimum of 7% and a nominal annual maximum of 15%. The proceeds are to be applied to the re-financing of liabilities.

               a) Offer to Exchange Telefonica's Negotiable Obligations

               Telefonica's negotiable obligations included in the exchange offer were the original amounts of those issued in November 1994 and in May 1998.

               On August 7, 2003, Telefonica issued new notes for a total amount of US$189.7 million due in November 2007, and US$220 million due in November 2010, respectively, and Telefonica paid US$52.1 million in cash. Additionally, Telefonica paid US$12.5 million as interest accrued to that date.


               b) Offer to Exchange the Company's Negotiable Obligations

               On August 7, 2003, Telefonica issued negotiable obligations for US$148.1 million due in August 2011 and paid in cash the amount of US$24 million and 4.6 million in exchange for the Company's negotiable obligations (Series A and Series B). In addition, Telefonica issued 0.1 million of negotiable obligations at 10.375% peso denominated notes due in August 2011 which on August 1, 2004 were converted into U.S. dollars and started to accrue interest at an annual nominal rate of 8.85% for the Company's Series B notes. Additionally, Telefonica transferred immediately the Company's notes which were acquired in this exchange offer to TISA in exchange for an equivalent reduction (US$ 174 million) in Telefonica's short-term financial debt to TISA.


          7.3.2. Long-term bank financing

               Telefonica has borrowed long term funds from major financial institutions in an amount equivalent to 236 million as of December 31, 2004. These funds have been borrowed under terms and conditions customary in this kind of transaction, which generally refer to the commitment not to encumber or grant security interests on its assets or on present or future revenues, other than certain permitted encumbrances or unless certain predetermined conditions are met.

               Additionally, Telefonica uses other long-term bank credit lines to finance imports from different commercial banks.


          7.3.3. Other financing - Related Parties

               As of December 31, 2004, Telefonica and Telinver owed approximately 595 million (about US$200 million) to related parties, which matures until December, 2005. These loans accrued interests at one-month LIBOR plus 5% per annum for Telefonica and 9% per annum for Telinver. (see Note 9.1.1. related to the assignment of debt from Telinver to Telefonica). These agreements established the usual commitments for this kind of transactions, as well as clauses that establish that the creditor may accelerate the terms of Telefonica's payables ("events of anticipated maturity") if there are changes in Telefonica's equity, economic and financial situation that due to their adverse nature may affect Telefonica's capacity to comply with the obligations assumed in the agreements or if there are restrictions that may limit the capacity of Telefonica to repay its debts.

               The related party creditors have advised Telefonica that until the due date of the debt: (i) the effects of the Public Emergency Law implemented in Argentina by Decree No. 1,570/01, Law No. 25,561, as supplemented and amended, in force shall not be considered by the creditors as an event of anticipated maturity; and (ii) the creditors shall not consider that, as of such date, loans have become immediately due and payable in accordance with the agreements.

               Additionally, the loan agreements currently in effect additionally contain acceleration clauses that would be triggered in the event of certain court or out-of-court procedures being initiated in connection with claims exceeding a certain percentage of the shareholders' equity of Telefonica or one of its significant subsidiaries in accordance with the definition stipulated in such loan agreements. Telefonica has obtained a waiver in respect of procedures of this nature that were pending against Telefonica as of July 8, 2005, subject to a condition that no other debt be accelerated on similar grounds.

     As of the date of these financial statements, Telefonica has met all obligations arising from the issuance of the above-mentioned debt instruments.


8.   REGISTRABLE ASSETS OF TELEFONICA

     On October 27, 1994, "ENTel in liquidation" issued Resolution No. 96/94 whereby it undertakes to perform all necessary acts to accomplish the transfer of title of registrable assets for such time as may be necessary, notifying Telefonica 60 days before the date that may be defined as the expiration of ENTel's commitment. This resolution recognized that the licensee companies will be entitled to claim the indemnity stipulated in the Transfer Contract for the real property whose title had not been conveyed to them by the time of the expiration of the above mentioned period. As of December 31, 2004 these assets have a net book value of about 600 million (restated as described in Note 2.2.), of which approximately 524 million (restated as described in Note 2.2.) have been registered in Telefonica's name. In Telefonica's Management opinion, the registration of title of a major portion of the most significant assets contributed by ENTel will be successfully completed. Accordingly, in Telefonica's Management opinion, the final outcome of this matter will not have a significant impact on Telefonica's results of operations and/or its financial position.


9.   ACCOUNTS AND TRANSACTIONS WITH AFFILIATES AND RELATED COMPANIES

     9.1. Affiliates

          9.1.1. Telinver

               As of December 31, 2004, current liabilities in foreign currency of Telinver exceed current assets in foreign currency by approximately US$36.5 million and, in addition, total liabilities exceed total assets, so there is a negative shareholders' equity of 36 million as of December 31, 2004 and consequently Telinver falls under the conditions for mandatory dissolution caused by loss of company's capital stock due to accumulated losses set forth in clause 5 of Section 94 of the LSC.

               On January 3, 2005, Telinver assigned to Telefonica, pursuant to three assignment agreements, an amount of US$ 39 million corresponding to Telinver's total indebtedness to TISA, which in turn tendered its express consent to the assignments. In addition, pursuant to the agreements referred, Telefonica and TISA agreed to renegotiate the interest rate imposed on the indebtedness assigned in order to reduce the spread applicable from LIBOR plus 9% to LIBOR plus 4.5%. In consideration for the assignment, Telinver agreed with Telefonica that it shall repay two loan agreements in Pesos for an amount of 71 million pesos and 45 million pesos, respectively. The remaining debt after the capitalization mentioned in the following paragraph is to be repaid by Telinver in 8 semi-annual installments and at an 11% annual nominal interest rate.

               Subsequently, on February 14, 2005, Telinver's Extraordinary Shareholders' Meeting approved a capital increase of 71,519,163 pesos. Telefonica subscribed this increase through the capitalization of the first loan agreement mentioned in the previous paragraph.

          9.1.2. ECL

               Telefonica holds together with Alto Palermo S.A. ("APSA") a 50% interest in ECL for the development of an e-commerce shopping center.

               Additionally, the parties undertook to make a voluntary capital contribution for the development of new business lines for a maximum of 12 million, 75% of which is to be contributed by Telefonica.

     9.2. Section 33 - Law No. 19,550 companies and related companies

               Section 33 - Law No. 19,550 companies of Cointel

               As of December 31, 2004, there are twenty nine outstanding loan agreements executed between TISA (as lender) and Cointel (as borrower), which accrued interest at six-month LIBOR plus between 5.5% and 9% payable semiannually. The principal (except for the loan of US$4.5 million mentioned at the end of this note) had a semiannual repayment term, renewable automatically unless TISA notifies in writing its intention not to extend the contract at least three business days before expiration date.

               As of December 31, 2004, the book value of the outstanding loans amounts to US$488,058,175 (equivalent to 1,453,925,303 as of December 31, 2004) of which US$475,609,202 corresponds to the principal amount and US$12,448,973 to interests. Also, such amount includes a loan of US$ 17,493,691 with an amortization settled in equal annual consecutive installments until April 30, 2007. The first three installments of such loan with maturity dates settled on October 30, 2002, April 30, 2003 and April 30, 2004, respectively, were refinanced by TISA until April 29, 2005. As of December 31, 2004, the Company classified such loan as current, taking into account the maturity date of the waiver mentioned below in this note.

               On April 29, TISA rescheduled the three installments mentioned above and the installment which matured on April 30, 2005 until October 31, 2005.

               The outstanding principal amount owed to TISA includes two loans of US$ 103,000,000 and US$ 171,436,582, respectively, granted to Cointel in July 2004 and intended to the cancellation of Cointel's Negotiable Obligations. These loans have a six-month term and accrue interest at LIBOR plus 5.5% per annum.

               During year 2002, the Company and TISA executed an amendment to certain loan agreements whereby they agreed that TISA could determine, prior written notice, the conversion into principal of accrued interests as of each due date. During the year ended December 31, 2004, interests converted into principal under the above-mentioned loans amounted to US$ 18,020,345.

               In obtaining the above-mentioned loans, the Company has undertaken certain commitments, mainly involving restrictions on the sale of assets and on the encumbrance of certain assets, on the Company or any of its affiliates becoming a party to mergers or acquisitions, with certain exceptions. In addition, the loans shall forthwith become due and payable upon the Company defaulting on any of the obligations undertaken under the loan agreement, changes in the Company's controlling shareholders, the Company or its affiliates defaulting on their obligations in excess of euro 20 million, changes in the Company's main business activity and should the Company or any of its affiliates lose the government licenses obtained and should the Company's financial and economic position be altered in such a way that, based on the adverse nature thereof, could affect the Company's ability to meet the terms and conditions assumed on such agreement, and should there be any restrictions affecting its ability to settle the payables to TISA. TISA has advised the Company that until December 31, 2005: (i) the effects of the Public Emergency System implemented in Argentina by Decree No. 1,570/01, Law No. 25,561, as supplemented and amended, in force shall not be considered as an event of default as defined under the loan agreement; (ii) TISA shall not consider that, as of such date, loans have become immediately due and payable due to the restrictions affecting the Company's ability to settle the payables to TISA in connection with the loan agreements and (iii) shall not consider that debts have become due and payable for the Company's failure to meet certain financial ratios established in most of the contracts. Regarding the maximum term provided by the abovementioned waiver, as of December 31, 2004, the Company has classified as current liabilities, maturing in December 2005, a loan of US$ 4,502,132 (equivalent to 13,411,851 at the exchange rate in effect at December 31, 2004), whose original maturity date was noncurrent. Additionally, some of the loan agreements in effect include acceleration events in case certain judicial or extra-judicial proceedings are filed for amounts in excess of certain net equity percentages of the Company or material subsidiary in accordance with the definition stipulated in such loan agreements. As of the date of issuance of these financial statements, the Company obtained a waiver in connection with those proceedings existing as of that date, subject to a condition that no other debt be accelerated on similar grounds, covering until July 1, 2006.
               With respect to the loan agreements renewed or executed as from July 26, 2004, TISA has agreed upon with the Company the elimination of those clauses that stipulated for their early termination in case of restrictions that could limit the Company's capacity to make payments to TISA under the agreements.

               During the years ended December 31, 2004 and 2003, the Company accrued interest related to loan agreements with companies relating to Section 33 of the LSC for an amount of 79,294,254 and 39,538,429, respectively.

               Additionally, until October 29, 2004 and December 31, 2003, the Company maintained with TIHBV (one of the Company's shareholders) other receivables for 2,592,569 and 1,056,439, respectively. On October 29, 2004 and November 8, 2004, the Company, TISA and THIBV agreed to set off such receivable maintained by the Company with TIHBV with the interests owed to TISA related to the loans above mentioned in the present note.

               On May 20, 2003, Telefonica and TISA entered into an agreement whereby the former immediately assigned to TISA title to and all credit rights arising from the Company's negotiable obligations acquired by Telefonica under the Offer to Exchange Telefonica-Cointel's negotiable obligations upon consummation of the Offer to Exchange Cointel's notes for Telefonica's new notes as described in Note 7.3.1.b) ("Offer to Exchange of the Company's obligations"), with the notes being immediate and unconditionally accepted by TISA. Simultaneously with the assignment of credits mentioned above, TISA settled a portion of Telefonica's financial debt (principal) to TISA as of that date. Consequently, after the agreement described above, TISA become into the main holder of the Company's negotiable obligations, with US$164,288,000 and 30,893,000 corresponding to Class A and Class B, respectively (See Notes 7.1. and 7.2.2.). On July 27 and August 1, 2004, the Company cancelled the totality amount of principal plus interest accrued on such Class A and Class B negotiable obligations, respectively, with funds obtained from TISA's loans (See Note 7.2.2.). The accrued interests related to the mentioned negotiable obligations up to such dates amounted to 26,261,357.

               During the years ended on December 31, 2004 and 2003, the Company received administrative services from Telefonica for an amount of 173,222 and 126,993, respectively.


          9.2.1. Telefonica's commitments related to Telefonica Comunicaciones Personales S.A. ("TCP")

               In July 1999, Telefonica provided to the Argentine Government for the benefit to TCP performance guarantees under the PCS licenses obligations in the amounts of US$22.5 million individually and $45 million jointly with Telecom Argentina S.A.("Telecom S.A.") until December 31, 2001. As informed by TCP, the duties arising from its PCS licenses have been complied with. Although the National Communications Commission ("CNC") has finished the technical review of the existing network, as of the date of issuance of these financial statements TCP has not started the release process in connection with the guarantees mentioned above, therefore Telefonica is still subject to them. The outstanding performance guarantees denominated in foreign currency have been converted into pesos.


          9.2.2. Telefonica's consolidated outstanding balances and transactions with related companies

               In 1997, some of the common shareholders of the Company executed an agreement to regulate certain corporate decisions of Telefonica such as the dividend policy or preferential rights held by some of them (members of the consortium, as defined in the Transfer Contract, and its affiliates) to provide goods and services under terms equal or more favorable than those offered by third parties. Telefonica made certain transactions with the Company's shareholders and companies related thereto, including the services rendered by the operator, TESA, and those rendered by third parties related to the Company's shareholders.

               Telefonica maintains a Management Agreement the "Agreement" with its operator and majority shareholder, TESA (formerly Telefonica de Espana S.A. Under this Agreement, the complete management of Telefonica is entrusted to the operator. Such agreement was automatically extended until April 2003 at TESA's option. On October 30, 2002, TESA notified Telefonica that it intended to exercise the option to extend the duration of the Agreement for an additional period of five years to be counted as from April 30, 2003. Until that date the management fee amounted to 9% of Telefonica's "gross margin", as defined in the agreement. On July 30, 2003, Telefonica entered into a Supplement to the Agreement, confirmed by its General Shareholders' Meeting held on April 19, 2004, pursuant to which the management fee as from May 1, 2003 was reduced to 4% of the gross margin.

               During the years ended December 31, 2004, 2003, September 30, 2002 and the three-month fiscal year ended December 31, 2002 the following transactions were made with the controlling shareholder of Telefonica and companies related to the parent, respectively in each of the following periods (in millions of Argentine pesos):

                                                                                 December 31,
                                                                     -----------------------------------    September
                                                                          2004        2003     2002 (1)      30, 2002
                                                                     ------------------------------------------------
               Management Fee:
                   Telefonica S.A. - Sucursal Argentina                    (68)        (86)       (24)        (147)
                                                                     ================================================
               Net income (loss) from goods and services:
                   TCP                                                     140         101         24          137
                   TDA S.A.                                                 46          38          5           37
                   Atento                                                  (20)        (11)        (2)         (18)
                   Telefonica Ingenieria de Seguridad S.A.                  (3)         (4)        (1)          (5)
                   Telefonica Data USA                                       -          (1)        (1)          (2)
                   Emergia Argentina S.A. ("Emergia S.A.")                   4           5         (2)           7
                   Telefonica International Wholesale Services
                   America S.A. ("TIWS (Uruguay)")                           1           2          -            -
                   Adquira S.A.                                              -          (2)         -            -
                   C.P.T. Telefonica Peru S.A.                              12          (1)         -           (9)
                   T-Gestiona                                                1           -          1           (4)
                   Telefonica S.A. - Suc. Argentina                         (6)         (7)         -            -
                   TESA                                                      -          (2)        (1)          (5)
                   Television Federal S.A.                                  (3)         (4)         -           (3)
                   Telefonica Procesos y Tecnologia de la
                   Informacion S.A.                                          -          (3)        (1)           -
                   Telefonica Investigacion y Desarrollo S.A.               (1)         (2)        (1)          (2)
                   Terra Network Argentina S.A.                             (1)         (1)         -           (3)
                   CTC Mundo S.A.                                            -          (2)         1            1
                   Telefonica Sistemas S.A.                                  -           -         (1)           -
                   Pleyade Argentina S.A.                                    1           1          -            -
                   Telefonica del Brasil S.A.                                1           1         (1)           1
                   Intelsat Ltd.                                             -           -          -           (1)
                   Banco Republica S.A.                                      -           -          -           (3)
                   Communications Technologies Inc.                         (1)          -          -            -
                   Telefonica International Wholesale Services
                   ("TIWS (Espana)")                                         1           -          -            -
                                                                     ------------------------------------------------
               Total                                                       172         108         20          128
                                                                     ================================================

               Net financial charges
                   TISA                                                    (97)       (210)       (77)        (252)
                   TCP                                                       -           -          1            1
                   Atento                                                    1           1          -            -
                   Telefonica Holding de Argentina S.A.                      -           -          -            1
                   Cointel                                                   -           -          -            2
                   TESA                                                      -           -          -           (7)
                                                                     ------------------------------------------------
               Total                                                       (96)       (209)       (76)        (255)
                                                                     ================================================

               Purchases of goods and services
                   Telefonica Procesos y Tecnologia de la Informacion        -           -           25           11
                   TDA S.A.                                                  7           7            -            5
                   Telefonica Ingenieria de Seguridad                        1           -            -            1
                   Telefonica Soluciones S.A.                               16           -            -            1
                                                                     -----------------------------------   ----------
               Total                                                        24           7           25           18
                                                                     ================================================

               (1)  Three-month fiscal year.

               Telefonica's and Telinver's consolidated balances with the Operator (TESA) and other of the Company's shareholders and other related companies as of December 31, 2004 and 2003 are (in millions of Argentine pesos):

                                                                           December 31,      December 31,
                                                                               2004              2003
                                                                         --------------------------------

               ASSETS
               Trade receivables
                   CTC Mundo S.A.                                                  -                   3
                   Emergia Argentina S.A.                                          -                   1
                   Katalyx Argentina S.A.                                          -                   1
                   Communication Technologies Inc.                                 7                   -
                   Adquira S.A.                                                    -                   1
                   T-Gestiona                                                      5                   -
                   TIWS (Espana)                                                   1                   -
                   Television Federal S.A.                                         2                   -
                   C.P.T. Telefonica Peru                                          9                   1
                   TIWS (Uruguay)                                                  -                   1
                                                                           -----------------------------
               Total Trade receivables                                            24                   8
                                                                           -----------------------------
               Other receivables
                   TDA                                                            18                  40
                   T-Gestiona                                                      -                   4
                   Telefonica Media Argentina S.A. ("TEMARSA")                     2                   2
                   TISA                                                            1                   -
                   Atento                                                          4                   7
                                                                           -----------------------------
               Total Other receivables                                            25                  53
                                                                           -----------------------------
               TOTAL ASSETS                                                       49                  61
                                                                           =============================

               LIABILITIES
               Trade Payables
                   TESA                                                            2                   3
                   CTC Mundo S.A.                                                  3                   -
                   Telefonica S.A. - Suc. Argentina (1)                           70                  76
                   Emergia Argentina S.A.                                         65                  68
                   Telefonica Procesos y Tecnologia de la Informacion              -                   4
                   Telefonica Servicios Audiovisuales                              1                   1
                   C.P.T. Telefonica Peru                                          -                   1
                   Television Federal S.A.                                         1                   1
                   Telefonica Data USA                                             1                   -
                   TCP                                                             1                   -
                   Telefonica Ingenieria de Seguridad                              1                   -
                   Telefonica Soluciones S.A.                                     16                   -
                   Telefonica Investigacion y Desarrollo S.A.                      4                   5
                                                                           -----------------------------
               Total Trade Payables                                              165                 159
                                                                           -----------------------------

               Bank and financial liabilities
                   TISA (2)                                                      595               1,576
                                                                           -----------------------------
               Total Bank and financial liabilities                              595               1,576
                                                                           -----------------------------

               Other payables
                   TESA                                                           11                  10
                   TCP                                                             -                  13
                   Telefonica S.A. - Suc. Argentina                                2                   2
                                                                           -----------------------------
               Total Other payables                                               13                  25
                                                                           -----------------------------
               TOTAL LIABILITIES                                                 773               1,760
                                                                           =============================

               (1)  Corresponding to liabilities by management fee.

               (2)  See Note 2.8.

10.  COMMITMENTS

     10.1. IBM - Telefonica Contract

          On March 27, 2000, Telefonica's Board of Directors approved the outsourcing through IBM of the operation and maintenance of the infrastructure of some of the Telefonica's information systems. Telefonica de Argentina S.A., Telinver, TCP S.A. and TDA executed a contract with IBM whereby such companies outsourced the operation and maintenance of the information technology infrastructure for a term of six and a half years, and they transferred to IBM the assets used to render the services outsourced under the contract at a stated price.


          1. Service Price: Over the duration of the contract, the Companies committed to pay IBM a monthly charge as consideration for the base line services to be rendered under the contract, and other charges for the use of additional resources. The payment terms included decreasing monthly installments.


          2. Transfer of Equipment: The agreement stipulated that at the inception of the contract, the Companies would transfer to IBM at a fixed price, the assets that were designated to provide the services at that date. In addition, the agreement stipulated that at contract expiration IBM shall transfer to Telefonica at a fixed price, the assets that were designated to provide the services at that date.


          3. Renewal of the Agreement: Fifteen months before the expiration of the agreement, the parties shall meet to discuss a possible extension. The parties shall conduct negotiations for three months. If the parties do not agree to an extension prior to twelve months before the expiration of the agreement, the agreement shall be terminated on the termination date. To date the negotiations have not begun.

          The following is a summary of the primary contractual cash flows related to the Telefonica's agreement with IBM:

                                                                  Telefonica
                                                            (in millions of U.S.
                                                                   dollars)
          Assets acquired by IBM                                        24.5
          Baseline monthly installments (service fee
          total payments)                                             (218.6)
          Repurchase of assets                                         (14.9)
          Refund (only if contract is renewed)                           3.3

          As a result of the devaluation of the peso, Telefonica renegotiated the contract originally denominated in dollars. On the basis of a supplementary contract agreed upon by the parties, the Company undertook, among other obligations, to pay IBM for the services rendered pursuant to the contract from January 2004 to December 2006 the amount of Ps. 44.8 million and U.S.$ 35.8 million in monthly installments. In addition, the referred agreement contemplates the possibility of renegotiating the amount in pesos semiannually upon request by the parties.

     10.2. Other

          Telefonica signed contracts for lease of satellites, vehicles, and real property and operation and maintenance of submarine cables, which include approximately 54 million pesos of future minimum rental payments as of December 31, 2004.


11.  TARIFF SYSTEM

     11.1. Tariff agreement

          Decree No. 764/00, issued to de-regulate telecommunications services, sets forth that providers may freely establish the tariffs and/or the prices of the services supplied to objective categories of clients, which must be applied non-discriminatorily. However, if there were no effective competition, as it is the case with the services that generate a substantial part of Telefonica's income, historical providers shall respect the maximum tariffs laid down in the General Tariff Structure. Below the values established in such tariff structure, these providers may establish their tariffs freely. To determine the existence of effective competition, the historical providers shall demonstrate that another or other providers of the same service have obtained 20% of the total revenue for such service in the local area of the Basic Telephony Service involved. Additionally, in the case of national and international long distance services, effective competition shall be deemed to exist when customers in the area are able to choose through out the dialing selection method among more than two service providers offering more than one destination.

          In 2000, Telefonica filed a request to the effect that effective competition be officially acknowledged in the Buenos Aires Multiple Area ("AMBA"). Pursuant to Resolution SC No.304/03, the SC established that Telefonica should readjust the presentations submitted, supplying additional information. Telefonica has complied with this request and no resolution has yet been made in the case.

          For the areas and services for which effective competition has not been declared to exist, tariff agreements established that the maximum tariff per pulse should be expressed in U.S. dollars in addition to a right for Telefonica to choose whether to adjust such tariff from April 1 to October 1 of each year based on the variation in the Consumer Price Index of the United States of America. However, the Public Emergency and Exchange System Reform Law No. 25,561, dated January 6, 2002, provided that in the agreements executed by the Federal Administration under public law regulations, including public works and utilities, indexation clauses based on foreign countries' price indices and any other indexation mechanisms are annulled. Law No. 25,561 also established that the prices and tariffs resulting from such clauses are denominated in pesos at the $ 1 to U.S. dollar 1 exchange rate. Furthermore, this Law authorized the National Executive Power to renegotiate the above contracts taking into account the following criteria in relation to public utilities: (a) the impact of tariffs on the competitiveness of the economy and on distribution of income; (b) service quality and investment plans, when such aspects are contemplated in the contracts; (c) the interest of users and access to the services; (d) the security of the systems comprised; and
          (e) the profitability of the companies.

          The National Executive Power, by means of Decree No. 293/02, entrusted the Economy Ministry with the renegotiation of such agreements, including agreements that govern the provision of basic (fixed) telephony services. Decree No. 311/03 created a Renegotiation and Analysis of Public Utilities Agreements Unit, which shall be headed by the Ministers of Economy and Production, National Planning, Public Investment and Services. The referred Unit will be in charge of proceeding with the renegotiation process.

          Decree No. 120/03 authorized the Argentine Government to provide for interim tariff revisions or adjustments as may be deemed necessary or convenient for the purpose of ensuring the continued availability, safety and quality of services provided to users under these contracts until the conclusion of the renegotiation process.

          Law No. 25,790 sets forth that the term to renegotiate the agreements for public works and utilities is to be extended until December 31, 2004, term that has been further extended until December 31, 2005 pursuant to Law No. 25,972. The National Executive Power shall be responsible for submitting the renegotiation proposals to National Congress, which will have to communicate its decision within a period of 60 running days counted from the date of reception of the proposal. In the event such period expires without Congress having reached a solution, the proposal shall be deemed accepted. If the proposal is rejected, the National Executive Power shall resume the process to renegotiate the respective agreement. This rule establishes that the decisions adopted by the National Executive Power in this re-negotiation process shall not be limited to, or subject to, the stipulations contained in the before mentioned regulatory frameworks currently governing the concession or licensing agreements for the respective public utilities. Renegotiation agreements may cover partial aspects of concession or licensing agreements, contain formulas to adjust such agreements or temporarily amend them and include the possibility of agreeing upon periodical reviews, as well as the establishment of conditions that must be met by the quality parameters applied to services. If there were temporary amendments, they should be taken into consideration in the terms of the final agreements reached with concessionaires or licensees. The legal provisions do not authorize public utilities contractors or concessionaires to suspend or alter compliance with their duties.

          Under the legal framework described, on May 20, 2004, Telefonica, Telecom S.A. and the Argentine Government signed a Memorandum of Understanding (the "Memorandum of Understanding") pursuant to which they agreed to maintain the General Tariff Structure currently in force for the Basic Telephony Service until December 31, 2004, without waiving Telefonica's rights to renegotiate its contracts. The parties also ratified their intent to reach a final contractual renegotiation before December 31, 2004. However, this did not occur. In addition, pursuant to the provisions of the Transfer Contract, they agreed that any new tax or charge, or any variation in those currently in force, subject to the control of Regulatory Authorities as established in certain sub-sections of the List of Conditions, (conditions to maintain Telefonica's license to provide telecommunication services, the "List of Conditions"), shall be broken down in the bills issued to customers for services in the jurisdictions levied with the respective tax or charge.

          With the objective of establishing mechanisms to enhance access to telecommunications services, in the Memorandum of Understanding an agreement was reached to implement the measures necessary to develop the following services:

          a) Virtual telephony cards for the beneficiaries of the Head of Household Plan and for pensioners who do not have a telephone line and who meet the eligibility requirements set forth in the respective resolution.

          b) Internet access service in all its provincial centers at discount prices.

          c) Addition of the Heads of Household who own a telephone line and meet the respective eligibility requirements for registration, to be registered for the Program "Retirees, Pensioners and Low-Consumption Households".

          As stated in this Memorandum of Understanding, the Secretary of Communications issued Resolutions No. 261 and No. 272, dated November 12, 2004 and November 23, 2004, respectively.

          Pursuant to Resolution No. 261, the Secretary of Communications approved Telefonica's promotional offer to provide dial-up internet access service, as described in sub-paragraph b) above, at lower prices to customers in urban areas located more than thirty kilometers away from Telefonica's current hubs for the supply of low-cost internet access service, in order to increase the number of areas with access to the internet.

          Pursuant to Resolution No. 272, the Secretary of Communications accepted Telefonica's proposal to implement the "Virtual Telephony" service for the beneficiaries of the Head of Household Plan mentioned in Sub-Paragraph a), consisting of the Value Added Voice Messaging Service, with a related telephone number, that allows users to receive and store messages, available in the Buenos Aires Multiple Area, La Plata, Mar del Plata, Mendoza, Bahia Blanca and Neuquen.

          Pursuant to Resolution No. 73, of March 31, 2005 Telefonica and Telecom Argentina S.A. were instructed to include the beneficiaries of the Head of Household Plan who already own a telephone line in the customer category "Retired, Pensioner and Households with Low Consumption" as long as they meet the respective requirements for such category. For that purpose, the Company is under the obligation to request the National Social Security Authorities (Anses) to supply it with the National Register of Beneficiaries of the Head of Household Plan.

          In the opinion of Telefonica's management, the application of the issues mentioned in subparagraphs a), b) and c) will not have a significant impact on Telefonica's future results.

          During the final months of 2004 and the beginning of 2005, the Argentine government signed letters of understanding with several providers of public utility services, which established tariff adjustments of 15% to 30% and a new term for their revision. These agreements will be validated once they are signed as Argentine decrees. As of the date of issuance of these financial statements, however there have been no letters of understanding or tariff adjustments for the telecommunication services.

          On March 8, 2005 the Ministry of Economy and Federal Planning, Public Investment and Services, pursuant to Resolutions No. 123 and No. 237, respectively, scheduled public audiences with electricity and gas companies in order to analyze tariff increases. However, as of the date of issuance of these financial statements no telecommunication services companies have been notified of a date for a public audience.

          In the opinion of Telefonica's Management and its legal counsel, the deep changes in the Argentine economic model experienced since early 2002, are to be considered extraordinary events that significantly modified the economic and financial equation, therefore allowing the introduction of changes in the tariff regime to adapt it to the new situation, in full compliance with the principles established in the List of Conditions and the Transfer Contract, in order to maintain a regular, continuous and efficient supply of telephony services. The Transfer Contract contemplates the possibility of automatically adjusting the tariffs in the case of extraordinary and unforeseen events thereby defined or government actions or decisions that significantly affect the Transfer Contract's original financial equation. The Transfer Contract also establishes compensation on the part of the Argentine Government when there are extraordinary events, including actions and decisions of the Argentine Government such as a freezing on tariffs or price controls, as well as the procedures to be followed to collect such compensation.

          Telefonica filed the information required by the Argentine Government and it has proposed to reestablish the tariff regime stipulated in the Transfer Contract, which contemplates peso-denominated tariffs whose intangibility is safeguarded by the application of the monthly Consumer Price Index in Argentina or, if there were significant differences between this index and the variation of the U.S. dollar, by the result obtained from the application of a polynomial formula that considers 40% of the monthly variation of the price of the U.S. dollar and 60% of the variation of the monthly Consumer Price Index in Argentina, which had been annulled with the enactment of the Convertibility Law and the issuance of Decree No. 2,585/91. Telefonica proposed different alternatives to achieve such objective, especially to handle the transition from current tariffs to those resulting from the application of the Transfer Contract.

          In the opinion of Telefonica's Management and its legal counsel, in accordance with the general principles of administrative law, as applicable to the Transfer Contract and to the List of Conditions, future tariffs should be established in such a level as to cover sufficiently the costs of the service in order to preserve a regular, continuous and efficient supply of the telephone public service within the legal framework governing the Transfer Contract. However, it cannot be given assured that the Argentine Government shall adopt Telefonica's position with respect to the effect of the current situation in relation to such clauses in the Transfer Contract. It is possible that such tariff regime shall not maintain the value of its tariffs in U.S. dollars or in constant pesos in connection with any previous increase or possible future increase in the general price level. If, as a result of the re-negotiation mentioned before, future rates evolve at a pace that do not allow restoring the economic and financial equation that both the List of Conditions and the Transfer Contract intend to preserve, such rate system could have an adverse impact on Telefonica's financial condition and future results, and consequently, on the Company. As of the date of issuance of these financial statements, Telefonica's Management cannot predict the final outcome of the renegotiation required by the Public Emergency Law or the tariff regime to be effective in the future or when such regime shall be implemented.

          In accordance with Resolution No. 72/03, in February 2003 the Ministry of Economy approved a methodology to calculate and transfer to Telefonica's customers the impact of the tax on checking account transactions imposed by Law No. 25,413 paid by Telefonica as from the date in which Resolution No. 72/03 comes into force. Resolution No. 72/03 expressly refers to the

          Transfer Contract as the basis for the approval of such method. Telefonica considers that the position taken by the Ministry of Economy in this Resolution is consistent with the proposal submitted regarding its rights under the Transfer Contract. In accordance with Resolution No. 72/03, all taxes paid before that date are included in the contractual renegotiation imposed by the Public Emergency Law. Likewise, as the Memorandum of Understanding provides the pass-through to tariffs of any new tax or charge or any variation in those currently in force, by operation of the rules of the Transfer Contract and the List of Conditions, it implies the acknowledgment of the tariff provisions contained therein.

     11.2. Price Cap

          Under the tariff regulation mechanism in effect known as Price Cap, to which Telefonica is subject, tariff discounts have been applied based on a formula made up by the U.S. Consumer Price Index and an efficiency factor. On October 4, 2001, Court Room IV of the Federal Appellate Court on Administrative Contentious Matters of the City of Buenos Aires, in relation to the complaint filed by Consumidores Libres Cooperativa Limitada de Provision de Servicios Comunitarios ("Consumidores Libres") mentioned in Note 12.d), awarded a precautionary measure ordering the National Government, Telefonica and Telecom S.A. "to refrain from applying the corrections set forth in
          Section 2 of the Agreements approved by Decree No. 2,585/91 until final judgment is rendered in the case", which meant that the rates could not be adjusted by the U.S. Consumer Price Index.

          Telefonica, Telecom S.A. and the SC entered into agreements with the application of the Price Cap for the 2000-2001, 2001-2002 and 2002-2003 periods. The Price Cap for the 2000-2001 period was established at 6.75%, of which 6% was allocated to rate reductions attributable to discount plans that were in effect in 2000 and the non-application of the semiannual adjustments to the pulse of that year value, among other items. The remaining 0.75% was to be applied as defined by the licensees. The Price Cap for the 2001-2002 period was established at 5.6%, and would be allocated to the non-application of the semiannual adjustments to the pulse value of 2001, plus the balance of the non-computation of the pulse value not applied in the price cap for the previous year. To date, the remaining amount has not been allocated to the services contemplated in the agreement. As concerns the Price Cap for the 2002-2003 period, was established in an efficiency factor which could not exceed 5%, but its value was not fixed. The above mentioned agreements require the approval of the Ministries of Economy and Federal Planning, Public Investment and Services, which are still pending as of the date of issuance of these financial statements. Moreover, neither the effect of the reduction in rates previously implemented as compared to the rate reduction adjustments established by the SC nor the rate differences pending application under the referred agreements, have been established.

          In the opinion of Telefonica's Management and its legal counsel, the resolution of these issues related to the Price Cap and the complaint filed by Consumidores Libres might exclusively affect the maximum tariffs for future services that Telefonica is authorized to collect from its customers for services, areas or customers in which effective competition has not been declared. As of December 31, 2004, these maximum tariffs are the result of the application to the tariffs in force as of November 7, 2000, the discounts applied as a result of the implementation of the Price Cap corresponding to period 2000-2001 and to the advanced decreases corresponding to the period 2001-2002, as established in the agreements mentioned.

          Under the Price Cap mechanism currently in effect, the rate reduction percentage and the services to which such reductions will eventually apply depend on the final approval of the above rate agreements, and on the outcome of the legal proceedings commenced by Consumidores Libres regarding the effective rate system. Based on current rate regulation mechanisms, and considering Telefonica's defense against the above legal proceedings, in the opinion of Telefonica's Management and its legal counsel, the outcome of these issues will not have a negative impact on Telefonica's financial position or a significant adverse effect on its results of operations.

     11.3. Tariff restructuring

          The tariff restructuring granted by Decree No. 92/97, effective on February 1, 1997 established an increase in the price of the monthly basic charge and in domestic service rates and a decrease in the rates for domestic long distance and international services and for Telefonica's local and domestic long distance public phone service for longer distances. The net impact of the rate restructuring was to be neutral on revenues during two years after effectiveness. On December 1, 1999 the SC has issued Resolution No. 4,269/99, which established the SC's final determination of the impact of the tariff restructuring as an excess in revenues of 18 million, in currency units of that date, (which had previously been provisionally determined by the SC in 14 million). In accordance with Resolution No. 18,968/99, the SC's Resolution No. 4,269/99 also states that the SC will determine the form and time of implementation of the future rate reduction to compensate such excess revenues. Telefonica has filed an appeal for revision of this resolution, on the grounds that the calculation method used by the SC to determine the impact of the tariff restructuring established by Decree No.92/97 has defects and should be challenged. As of the date of these financial statements, such appeal has not been resolved.

          In the opinion of Telefonica's Management and its legal counsel, the outcome of these issues could exclusively affect the maximum rates for future services that Telefonica is authorized to charge its customers regarding services, areas, or customers in which the government did not declare the existence of effective competition. Therefore, in the opinion of Telefonica's Management and its legal counsel the outcome of these issues will not have a negative impact upon Telefonica's financial position or a significant adverse effect on its results of operations.


12.  LAWSUITS AND CLAIMS

     Contingencies

     Telefonica is presently facing various proceedings and claims in the areas of labour, tax, regulatory compliance and other matters, all of which arise in the ordinary course of business. Such matters are subject to many uncertainties, and the outcome of individual matters is not predictable with assurance. If information available prior to the issuance of our financial statements, considered on the basis of the opinion of Telefonica's legal counsel, indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of our financial statements, and the amount of the loss, or the range of probable loss can be reasonably estimated, then such loss is accrued and charged to operations. As of December 31, 2004, the amount recorded as reserves for contingencies is Ps. 271 million.

     The breakdown of the reserve for contingencies is as follows:

     Labour contingencies:

     The reserves for contingencies related to labour issues amounted to Ps. 160 million and Ps. 101 million as of December 31, 2004 and 2003, respectively. The charge for 2004 is mainly due to:

     i) probable losses of Ps. 64 million resulted from a significant increase of claims brought by employees during the fiscal year 2004 and related to salary differences. These claims an potential claims were considered probable taking into account certain recent judgments of Appeals courts that were adverse to Telefonica, and

     ii) new claims for alleged rights provided for in the labour law and related costs which amounted to Ps. 44 million, for which Telefonica considered it advisable to reach settlement agreements. Telefonica intends to defend its rights vigorously in whichever instances are necessary, should other similar material claims eventually arise in the future.

     In addition, in the current fiscal year, the reserve for contingencies decreased by approximately Ps.49 million, mainly due to payments related to the above-mentioned matters.

     Charges for fiscal year 2003 were not material.

     Other matters assessed as probable to incur losses in the future, related to:

     o    Joint and several liability with third parties

     o    Industrial labour accidents

     o    Illnesses

     o    Other severance payments

     Tax contingencies:

     The reserves for contingencies related to tax matters assessed as probable to lose amounted to Ps. 54 million and Ps. 36 million as of December 31, 2004 and 2003, respectively. The charge for 2004 includes Ps.12 million corresponding to new claims that were asserted in 2004 and potential other related claims considered probable, by certain Municipalities for joint liability of Telefonica with a third party.

     These tax issues are related to:

     o    Municipal taxes
     o    Provincial taxes

          Civil, commercial and other contingencies

          The reserve for contingencies related to civil, commercial, administrative, regulatory compliance and other matters assessed as probable to lose as of December 31, 2004 and 2003 amounts to Ps. 57 million and Ps. 85 million, respectively. The main decrease of Peso 31 million corresponds to the payment for a legal action concerning rescission of commercial agreements, for which an arbitral decision was reached during the current year. This amount was fully reserved as of December 31, 2003. The other matters relate to:

     o    Damages
     o    Regulatory compliance claims
     o    Other claims for rescission of commercial agreements

a)   Labor lawsuits attributable to ENTel

     The Transfer Contract provides that ENTel and not Telefonica is liable for all amounts owing in connection with claims based upon ENTel's contractual and statutory obligations to former ENTel employees, whether or not such claims were made prior to the Transfer Date if the events giving rise to such claims occurred prior to the Transfer Date. However, using a theory of successor enterprise liability that they assert is based upon generally applicable Argentine labor law, certain former employees of ENTel have brought claims against Telefonica, arguing that neither the Transfer Contract nor any act of the National Executive Power can be raised as a defense to Telefonica's joint and several liability under allegedly applicable labor laws.

     In an attempt to clarify the issue of successor liability for labor claims, Decree No. 1,803/92 was issued by the National Executive Power. It states that various articles of the Work Contract Law of Argentina (the "Articles"), which are the basis for the foregoing claims of joint and several liability, would not be applicable to privatizations completed or to be completed under the State Reform Law. Although the issuance of Decree No. 1,803/92 should have been seen as favorable to Telefonica, it did not bring about a final solution to the above claims. In effect, in deciding a case brought before it, the Supreme Court of Justice upheld the provisions of the law and declared the Decree inapplicable.

     As of December 31, 2004, the claims filed against Telefonica including accrued interest and expenses with respect thereto totaled approximately 54 million (in historical currency). Telefonica has not booked an accrual for possible adverse judgments in such legal actions since (a) in the Transfer Contract, ENTel has agreed to indemnify Telefonica in respect of such claims and (b) the Argentine Government has agreed to be jointly and severally liable with ENTel in respect of such indemnity obligations and has therefore authorized Telefonica to debit an account of the Government at Banco Nacion Argentina for any amount payable by Telefonica. Under the Debt Consolidation Law, ENTel and the Argentine Government may discharge their above-described indemnity obligations by the issuance to Telefonica of 16-year bonds. As of December 31, 2004 Telefonica has paid approximately
     6.9 million (in historical currency) in cash for the above-mentioned claims. Telefonica initiated a claim for indemnification and reimbursement in connection with this matter. The case is being argued in court, and no ruling has yet been issued.

     Court decisions have followed the precedent laid down by the Supreme Court of Justice in the area of joint liability in labor matters mentioned in the second paragraph, criteria that Telefonica and its legal counsel consider that will apply to pending cases. Notwithstanding this and the instruments that may be used by the Argentine Government to reimburse the amounts that would be paid, given the obligation incurred by the Argentine Government in the List of Conditions and in the Transfer Contract, on the one hand, and on the basis of the opinion of Telefonica's legal counsel regarding the possible amount for which existing claims may be resolved, on the other, in the opinion of Telefonica's Management and its legal counsel the final outcome of the issue should not have a material impact on Telefonica's results of operations or financial position.

     b)   International Telecommunication Union Liability ("UIT")

          On July 29, 2003, Telefonica received a communication sent by the CNC requesting Telefonica and Telefonica Larga Distancia Argentina S.A. ("TLDA S.A.") to deposit 51 million (that includes principal and interest as of July 31, 2003), which, according to such note, corresponds to the savings obtained, plus interest, by such companies through reductions in employers' social security contributions approved by Decree No. 1,520/98 and supplementary standards, that were applied to the salaries of such companies' personnel in the period April 1999 through June 2001. Pursuant to Resolution SC No. 18,771/99, these savings were to be applied to the execution of programs or promotional projects in the framework of the presidential initiative "argentin@internet.todos", to be managed by the UIT. Telefonica, both with respect to its own operations and as successor of the rights and obligations of TLDA S.A. has recorded a liability related to these savings for the outstanding principal amounting to 21 million (see
          Note 3.1.j), which Telefonica understands is its total liability as of December 31, 2004.

          In the opinion of Telefonica's Management and its legal counsel, Telefonica has solid grounds to hold that this liability should not be considered in delinquency and so was reported to the CNC in a note dated August 13, 2003 in which it challenges the settlement made by such agency and a remanding of proceedings.

     c)   Fiber Optics Cable

          In December 2000, Telefonica was served with an ex officio assessment imposed by the Argentine Tax Authorities in relation to Income Tax for the fiscal years 1994 through to 1999. Such adjustment was due to differences in the criterion used to calculate the depreciation of fiber optic cables: whereas Telefonica applies a useful life of 15 years, the Argentine Tax Authorities proceeded to the assessment based on a useful life of 20 years. Having analyzed the issue, Telefonica appealed the assessment imposed by the Tax Authorities Argentina's Administrative Tax Court based on Telefonica's opinion that there are strong arguments against the Tax Authorities' assessment.

          However, in November 2004 the Argentine Administrative Tax Court entered a judgment against Telefonica forcing it to amend the tax returns referred to above. Additionally, the judgment repealed the penalties imposed by the Tax Authorities on the grounds that there were admissible elements in support of the figure of excusable error. Given that judgment, recently entered against Telefonica, Telefonica has been compelled to pay an amount of 6 million pesos, in addition to 17 million pesos as punitive interest in December 2004, which have been charged to the Statement of Operations as definitive payment. So, in Telefonica's opinion this matter will not have any additional effects beyond these payments.

          Notwithstanding the above paragraph and although the final resolution is subject to the contingencies inherent in any pending court judgment, Telefonica and its legal counsel are of the opinion that there are legal grounds for a successful appeal of the judgment entered against Telefonica and they have presented an appeal to have the judgment against Telefonica reviewed by the National Court of Appeals in Administrative Matters. As of the date of issuance of these financial statements, the Court has not ruled on this matter.

     d)   Other

          Consumidores Libres initiated a legal action against Telefonica, Telecom S.A., Telintar Argentina S.A. and the Federal Government. The object of this action is to declare the nullity, unlawfulness and unconstitutionality of all standards and rate agreements issued since the Transfer Contract, Cooperative's objective being to have the rates of the basic telephone service reduced and the amount supposedly collected in excess refunded, limiting them in such a way that the Licensees' rate of return should not exceed 16% per annum on the assets as determined in point 12.3.2. of the List of Conditions approved by Decree No.62/90. Also, other points of Telefonica's contracting policy have been called into question.

          After analyzing the claim, Telefonica's legal counsel contested it, petitioning that it should be dismissed on the grounds that it fails to state a claim with a basis in law. The court of original jurisdiction ruled in Telefonica's favor, but this resolution was revoked by the Court of Appeals that resolved that the claim must not be dismissed but must be substantiated at the court of original jurisdiction. None of these courts have yet ruled on the substance of the claim. Through its legal counsel, Telefonica filed an appeal to the Supreme Court of Justice against the Appeal Court's resolution, which was denied. Telefonica subsequently filed an appeal of such denial with the Supreme Court of Justice and a decision regarding such matter has been also rejected.

          In this scenario, on October 4, 2001, Court Room IV of the Federal Appellate Court on Administrative Contentious Matters of the City of Buenos Aires awarded a precautionary measure requested by the plaintiff ordering the Federal Government, Telefonica and Telecom S.A. "to refrain from applying the corrections set forth in Section 2 of the Agreements approved by Decree No. 2,585/91 until final judgment is rendered in the case", which meant that the rates could not be adjusted by the US consumer price index.

          Telefonica appealed such decision before the Argentine Supreme Court of Justice rejecting the arguments stated therein, which has been adversely determined as of the date of issuance of these financial statements.

          In the opinion of Telefonica's Management and its legal counsel, it is unlikely and remote that the resolution of this issue could have a negative effect on the results of its operations or financial position.


13.  RULES GOVERNING THE PROVISION OF BASIC TELEPHONE SERVICES

     As from March 1992, and in compliance with its specific functions, the CNC, formerly known as national Telecommunication Commission ("CNT"), and the SC have regulated certain aspects related to the supply of basic and international telephone services as well as the procedures to be followed in filing claims, contracting services, invoicing and service quality, some of which have been appealed by Telefonica.

     In the context of the transition to competition in telecommunications, the National Executive Power has issued the Decree No. 764/2000 which repealed, among others, Resolutions No. 18,971/99 and 16,200/99 and approved the Universal Service rules and regulations to promote the access to telecommunications services by customers either located in high-cost access or maintenance areas, or with physical limitations or special social needs. Such rules and regulations effective from January 1, 2001, establish that the deficit for the provision of these services will be financed through the payment by all telecommunications providers (including Telefonica) of 1% of total revenues for telecommunications services net of taxes, the "Universal Service Fund". As of the date of these financial statements, the SC has not defined the mechanism through which Telefonica should recover the cost incurred for rendering these services.

     The supply of telecommunications services is governed by the regulations that the National Legislative Power and the agencies under the National Executive Power regulating such activities are empowered to issue. In addition, Telefonica is subject to the rules and regulations inherent to any business conducted at the National, Provincial and Municipal level according to the respective rules and regulations in each jurisdiction. In particular, telecommunications services are regulated by the SC and are supervised by the CNC subject to the involvement, in certain cases, of the National Commission of Defense of Competition, and the Sub-Secretary of the Consumer's Defense. The SC establishes the legal framework and the policies applicable. The CNC applies the legal framework and the policies and supervises the telecommunications industry. The National Commission of Defense of Competition applies and supervises regulations related to competition and the Sub-Secretary of the Consumer's Defense applies and supervises regulations related to consumer protection.

     The regulations governing the supply of telecommunications services issued by the National Legislative Power as laws are enacted after the following process: it begins with the submission of a bill; study and/or modification of such bill by the applicable legislative commissions; a favorable vote by both Houses of the National Congress and enactment of the bill into a law if no veto has been issued by the National Executive Power. At present there are various legislative initiatives of proposed legislation including some bills aimed at regulating all public utilities, based on the definition of utilities proposed (which includes the activities subject to regulation carried out by Telefonica) and establishing the manner in which concessions are granted as well as the possibility of revoking such concessions, imposing regulations in the area of tariffs, such as, for instance, the prohibition of automatic tariff adjustment, imposing an obligation to make investments as a condition to maintain the concession granted, bills aimed at regulating the ability to cut service to customers in arrears and bills aimed at imposing new municipal taxes, to name a few.

     Telefonica is unable to foresee if, in the future, the legislative bills or other regulation to be proposed will be enacted into laws or in any other will become part of the regulatory framework that governs Telefonica's activities. Nor can Telefonica foresee if the original version of the proposals mentioned and/or future projects shall be amended or not, or if there will be amendments that may have a lesser or greater impact on the conditions and the framework in which Telefonica currently operates.

     The financial statements consider the effects derived, and foreseen by Management derived from the regulations enacted as of the date of issuance of the financial statements. The effects of any new regulation that may be issued will be considered when they effectively come into force and become a part of the regulatory framework applicable to Telefonica's activities.


14.  PATRIOTIC BOND

     In 2001, Telefonica signed a Patriotic Bond subscription commitment (bond issued by the Argentine Government) for a total amount of US$ 30 million, which was completely paid in that month. This bond is denominated in U.S. dollars, is made out to bearer, and is negotiable in local and foreign stock markets. The terms and conditions of the issue allow for the use of these securities to pay national taxes in the event of default to pay the principal and/or interest when due. Since January 2002 the National Government has not honored the payment commitments related to the interest coupons of that bond, Telefonica has proceeded to offset them against tax. Although Telefonica has used the overdue principal and interest to settle its tax liabilities, as from October 2003 such offset feature has been suspended until completion of the voluntary exchange of Argentine Sovereign Debt Securities (Decree No. 493/04).

     Telefonica has valued and disclosed its Patriotic Bond holdings taking into consideration what was said in the previous paragraph and the fact that the Argentine Government included such bond in the list of bonds eligible for sovereign debt restructuring (See Note 2.5.c).

     In addition, on February 23, 2005, Telefonica Argentina accepted the sovereign debt-restructuring proposal made by the Argentine Government exchanging its holdings of Patriotic Bonds for US$-denominated Discount Bonds. On June 2005, Telefonica Argentina received a nominal value of US$8.8 million and the payment related to the interest coupons for approximately US$0.3 million.


15.  STOCK PURCHASE PROGRAM

     TESA approved a program whereby all Telefonica employees who chose to participate acquired a number of TESA shares, which number was based on their annual compensation, for the equivalent of 5 euro per share. In addition, TESA granted the participants 26 stock options for every TESA share purchased at a strike price of 5 euro per option. The actual number of options eligible for exercise depends on the appreciation, if any, of the stock price of TESA over the reference value established at 20.50 euros (originally 24.50 euros). The program term is four years and participating employees may exercise the options granted on three different occasions during such four-year term.

     The benefits under this program are contingent on the participants continued employment with the Telefonica group, i.e. they may not unilaterally and voluntarily terminate their employment with the group before the exercise date without losing the benefits under the program. Since the above benefits are granted by TESA directly, this program does not involve any expenses to Telefonica. The options under the program corresponding to Telefonica and Telinver's personnel as of December 31, 2004 and 2003, total 2,254,954 and 2,504,580, respectively, involving a total amount of shares of 86,729 and 96,330 as of those dates.

     On February 15, 2005 this program expired and no participant exercised their options because the price of TESA shares was below the reference value of 20.50 euros.

16.  TELEFONICA'S BUSINESS SEGMENT INFORMATION

     On the basis of the nature, production process, distribution method and differential regulations, for the purpose of the information requested by Professional Accounting Principles, Telefonica has identified two reportable segments: i) related to Telefonica's telecommunications activities, regulated by the SC and the CNC, and derived from the use of the network and related equipment: the supply of telecommunications services segment, which includes Telefonica de Argentina S.A.'s operations and ii) the publication of telephone directories (Yellow Pages) segment included in Telinver's operations.

                                                                                           Consolidation
                                                                                            adjustments/
                                    Basic telephone services     Yellow pages services   reclassifications(1)        Total
                                    -----------------------------------------------------------------------------------------------
                                     12-31-04      12-31-03      12-31-04     12-31-03   12-31-04    12-31-03  12-31-04    12-31-03
                                    -----------------------------------------------------------------------------------------------
     Net revenues to unaffiliated
        customers                       2,967        2,683             80           67          -           -     3,047       2,750
     Net intersegment revenues             16           12              1            1        (17)        (13)        -           -
                                    -----------------------------------------------------------------------------------------------
     Total net revenues                 2,983        2,695             81           68        (17)        (13)    3,047       2,750
                                    -----------------------------------------------------------------------------------------------

     Net (loss) income for the
        year                               (5) (2)     394 (2)         (2)          11         (1)          -        (8)        405
     Depreciation of fixed assets
        and intangible assets           1,140        1,304              4            5          -           -     1,144       1,309

                                     12-31-04      12-31-03      12-31-04     12-31-03   12-31-04    12-31-03  12-31-04    12-31-03
                                    -----------------------------------------------------------------------------------------------

     Investment on fixed assets
        and intangible assets             439 (3)       205               1        -          (1)         -         439 (3)     205
     Total Assets                       7,416         8,209             123      114         (15)       (11)      7,524       8,312
     Total Liabilities                  4,609 (2)     5,397 (2)         159      148         (14)       (11)      4,754       5,534
     Investments in equity method
        investees                           1             2               -        -           -          -           1           2

     (1)   Corresponding to elimination of intersegment balances and operations.
     (2) Net of the (loss) income and liabilities related to Telefonica's investment in Telinver.
     (3)   Includes 9 million of transfers from inventories to fixed assets.


17.  RESTRICTED ASSETS

     Pledged shares of INTELSAT

     Under the agreement signed between Telefonica and Intelsat U.K., a company registered under the laws of England, the common shares held by Telefonica in Intelsat have been pledged as collateral for the payment of the obligations arising in relation to segment capacity utilized. Telefonica retains its voting and dividend rights on such shares as long as Telefonica does not incur any event of default.

     In October 2004, the Shareholders' Meeting of Intelsat Ltd. decided to sell 100% of its capital stock in Intelsat Ltd. to "Zeus Holding Limited". In exchange for the sale, the shareholders of Intelsat Ltd. received US$ 18.75 per share. In addition, on January 28, 2005 Intelsat informed that has concluded the above mentioned transaction and that shall proceed to the payment due on the sale of such shares.

     As of the date of issuance of these financial statements, Telefonica changed the pledge agreement to a cash collateral to maintain the guarantee of payment of liabilities arising in relation to the service. In the opinion of Telefonica's Management the agreements mentioned in the preceding paragraphs will not have a significant effect on Telefonica's operations.

18.  LAW OF PUBLIC EMERGENCY - RULES AN REGULATIONS CURRENTLY IN FORCE

     Starting in early December 2001, the national authorities implemented several monetary and foreign exchange control measures, announcing that the country would default on the payment of services of its sovereign debt, and enacting Law No. 25,561 of Public Emergency and Exchange System Reforms that implied a profound change in the economic model in force as of that time and amended the Convertibility law in force since May 1991(mainly due to the devaluation of the peso and the conversion to pesos of the obligations to deliver sums of money, both related and not related to the financial system).

     Other regulations were issued subsequently, amending some of the above mentioned regulations. The main aspects of such other regulations as of the approval date of these financial statements are:

          a) the pesification of the majority of the obligations not related to the financial system originally denominated in foreign currency and governed by the Argentine laws in force as of January 6, 2002 at a rate of 1 peso per U.S. dollar, subject to restatement by application of the CER or the wage adjustment index ("Coeficiente de Variacion de Salarios" - CVS-), depending on the nature of the obligation, plus an equitable readjustment of the price, which may be established by mutual agreement between the parties or by a judicial court upon request. With the passage of the Asymmetric Compensation Law, the Government eliminated the CVS index as from April 1, 2004, replacing for the annual interest rate originally agreed upon, and if the interest is higher than the average rates in effect in the financial system, the rate determined by the Banco Central de la Republica Argentina ("BCRA") will be applicable;

          b) the Public Emergency and Exchange System Reform Law No. 25,561 established the pesification into Pesos of originally U.S. dollar-denominated utility tariffs previously agreed upon in U.S. dollars at the US$1.00 to $1.00 exchange rate and authorized the National Executive Power to renegotiate agreements (See Note 11.);

          c) an extension in the National Public Emergency situation until December 31, 2005;

          d) suspension of dismissals without just cause until December 31, 2005 and the establishment of penalties consisting in the payment of an additional amount equivalent to 80% of the termination pay set forth by labor regulations if employees were to be dismissed without just cause, except in relation to personnel hired as from January 1, 2003. This is how the Argentine Government is proceeding with a stepwise reduction of the penalty formerly consisting in 100% of the applicable termination pay with the aim expressed in the law of fully eliminating this penalty if unemployment rates drop to less than 10%.


19.  FINANCIAL TRUST

     On November 21, 2003 the Company subscribed certificates of participation for 1.500.000 in the trust called "Proyecto de Inversion y Desarrollo:
     Complejo Industrial Nacional de las Telecomunicaciones 2003" to be used for extending loans to finance projects related to the production of goods or the supply of services in the telecommunications industry. The Company is both trustor and beneficiary of the trust and Banco de Inversion y Comercio Exterior S.A. (BICE) acts as trustee.


20.  FINANCIAL POSITION

     Due to the recurrent cumulative losses recorded by Cointel as of December 31, 2004, Cointel made an inquiry to the IGJ, the government regulatory agency of corporations, and ratified, with its legal counsel's opinion, the method of computing shareholders' equity accounts in order to determine whether Cointel qualifies under the event of mandatory capital stock reduction. According to the IGJ's accounting department, as stated in its opinion dated March 29, 2005, an event of mandatory capital reduction would occur when the total shareholders' equity, as compared to the capital stock, is smaller than 50% of the latter amount. Under such criterion, cumulative losses should be computed as follows: 50% against the outstanding capital stock, and 100% against the balance to the other shareholders' equity accounts.

     Therefore, as of the date of issuance of these financial statements, according to the IGJ's interpretation and based on the opinion of Cointel's counsel, Cointel does not qualify under the event of mandatory capital reduction.

21.  COINTEL'S WITHDRAWAL FROM PUBLIC OFFERING SYSTEM

     Following the retirement of all the debt securities mentioned in Note
     7.2.2. to the consolidated financial statements, on September 14, 2004 Cointel filed with the CNV an application for its withdrawal of the public offering system in connection with the issue of negotiable obligations. On November 11, 2004 the CNV allowed Cointel's request and withdrew the consent previously granted to Cointel for admission to the public offering system. Therefore, as from such date, Cointel is no longer subject to the CNV's control, and has become subject to the supervision of the IGJ.


22.  DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND US
     GAAP

     A) Accounting principles followed by the Company

          The consolidated financial statements have been prepared in accordance with Argentine GAAP applicable to the Company's consolidated financial statements as stated in Note 2.5., which differ from generally accepted accounting principles of the United States of America.

          Differences between generally accepted accounting principles followed by the Company and US GAAP and their effect on net income/loss and on shareholders' equity are set forth in B) and C) below.

     B) Description of differences between Argentine and US GAAP

          Differences between Argentine and US GAAP mainly relate to the following items:

          1. Restatement of financial statements for general price-level changes

               In August 1995, according to the then effective requirements of Argentine GAAP, the method of restatement of amounts into constant pesos was discontinued, due to the low levels of inflation at that time. However, from January 2002 until February 28, 2003, the increase in the consumer price index and in the wholesale price index (which is applicable for restatements of financial statements in constant pesos) was 43.6% and 119.7%, respectively, and therefore, inflation accounting was reinstated under Argentine GAAP as from January 1, 2002 (see Note 2.2.). Also, under Argentine GAAP, the period from August 1995 through December 2001 is considered to be a "stability period", because of the low level of increase in general prices during that period. Accordingly, the financial statements have not been restated for the effects of inflation during such period.

               As described in Note 2.2., in 2002 the National Executive Power repealed the provisions related to inflation adjustments, therefore, the CNV under Resolution No. 441/03 and the IGJ under Resolution No. 04/03 set forth that as from March 31, 2003 the restatement of financial statements in constant currency should be discontinued. The Company has followed the provisions of the IGJ and prepared the financial statements recognizing the effects of inflation until February 28, 2003 (see Note 2.2.). In December 2003, the CPCECABA discontinued the application of the restatement for inflation as from October 2003. The effect on net income and shareholders' equity for the fiscal years ended December 31, 2004 and 2003 as if restatement of inflation had been applied for the period March through September 30, 2003 is included in Note 2.2.

               In accordance with generally accepted accounting principles applied by the Telefonica Group for purposes of the Group's consolidated financial statements, Argentina did not meet the definition of a highly inflationary economy in 2004, 2003 and 2002. For that reason, TESA incorporates, for consolidation purposes, our balances without computing any inflation adjustments for the inflation experienced during 2004, 2003 and 2002. Consistent with our ultimate parent company's policies, and for our own US GAAP reconciliation, we have elected not to use the alternative of maintaining the inflation adjustment in such years, that the SEC provides for countries such as Argentina where local GAAP may require price-level adjustments. Therefore, we have included in our US GAAP reconciliation an adjustment eliminating the effects of the restatement for inflation computed in the accompanying financial statements during the fiscal years ended December 31, 2004 and 2003, the three-month fiscal year ended December 31, 2002 and the fiscal year ended September 30, 2002 (see C).

          2.   Restatement of financial statements for comparative purposes

               Under Argentine GAAP, amounts corresponding to prior fiscal years that are presented for comparative purposes are also restated for inflation so as to allow for comparison in constant Argentine pesos as described in Note 2.2.

               For US GAAP, amounts for prior fiscal years have been adjusted to eliminate such restatement and so are presented in nominal pesos (see C).

          3.   Capitalized interest

               Under Argentine GAAP, interest expense incurred on liabilities specifically identifiable to construction in progress is capitalized. For the portion of construction in progress not financed by specific liabilities, the Company assumes such expenditures are financed by any remaining liabilities (both interest and non-interest bearing) and shareholders' equity.

               Under US GAAP, interest expense incurred on liabilities specifically identifiable to construction in progress is capitalized. For the portion of construction in progress not financed by specific liabilities, the capitalization rate applied to such excess is the weighted average of the rates applicable to the remaining interest bearing liabilities (see C).

          4.   Inventories

               Under Argentine GAAP, inventory is stated at the lower of either the replacement/reproduction cost or the estimated realizable value. Under US GAAP, inventory is stated at the lower of cost or market. The Company determines cost principally on an average cost basis.

          5.   Income tax and tax on minimum presumed income

               Under Argentine GAAP, the Company and Telefonica record income tax by application of the deferred method, in accordance with the provisions of RT No. 17, as described in note 2.5.m).

               Deferred tax assets result mainly from the temporary differences arising from allowances and exchange differences generated in 2002 that are not yet deductible for tax purposes and from tax loss carryforwards. Deferred tax liabilities result mainly from temporary differences in the valuation of fixed assets for accounting and tax purposes basically due to different depreciation criteria and to the treatment of capitalized interest.

               Under US GAAP, the Company and Telefonica record income taxes using the method required by Statement of Financial Accounting Standards ("SFAS") No. 109 "Accounting for Income Taxes". Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts under US GAAP of existing assets and liabilities and their respective tax bases. SFAS 109 requires companies to record a valuation allowance for that component of net deferred tax assets, including tax credits arising from tax on minimum presumed income (together "tax assets"), which does not meet the "more likely than not" criterion for realization, based on the assessment of evidence established in US GAAP rules. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences and tax loss carryforwards are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date (see C).

               In assessing the realizability of tax assets, management considers whether it is more likely than not that some portion or all of the tax assets will not be realized. The ultimate realization of tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences and tax loss carryforwards become deductible. Management considers all available evidence, both positive and negative including the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning in making these assessments. In accordance with SFAS 109, the Company and Telefonica are required to continuously evaluate the recoverability of tax assets.

               The reserve under US GAAP as of 2004 was partially reversed, with change to the Income Tax line in the US GAAP Income Statement, as a result of the greater certainty in the operating and economic environment prevailing during that year. The potential consequences of that environment and conditions during 2002 and 2003 had caused management to be of the opinion that as of those years-ends, there was uncertainty about whether Telefonica would be able to continue as a going-concern due to its financial and operating conditions as of that date. The portion of the reserve that has been reversed relates to the tax credit of minimum presumed income tax, which has a statute of limitation for its use of 10 years, while such period for income tax carryforwards is 5 years.

          6.   Costs associated with the issuance of debt

               Under Argentine GAAP, the costs associated with the issuance of the Company's Negotiable obligations may be charged to income at the time of issuance or deferred and amortized over the period the debt is outstanding. Under US GAAP, the costs associated with the issuance of debt securities are to be deferred and amortized over the period the related debt is outstanding. The deferred costs are to be amortized by the effective interest method or by the straight-line method if not materially different from the effective interest method.

          7.   Debt refinancing costs

               Under Argentine GAAP, material costs associated with the exchange of debt have been deferred and charged to expense on a straight-line basis during the duration of the loan considering outstanding principal balances in the case of partially settled or restructured debt. However, under US GAAP, Emerging Issues Task Force ("EITF") 96-19 specifies (see Notes 7.2. and 7.3.1) that if new debt is issued in exchange for old debt, and the new debt is not deemed to have substantially different terms than the old debt, any costs incurred with third parties directly related to the exchange are expensed as incurred, and SFAS 15 specifies that if new debt is issued in exchange for old debt in a "troubled debt restructuring", as defined in SFAS 15, any costs incurred with third parties directly related to the exchange are expensed as incurred and expenses related to outstanding principal balances are charged to expenses based on new terms of debt (see Notes 7.2. and 7.3.1) (see C).

          8.   Goodwill on investment in controlled companies

               The differences mainly relate to the provisions of SFAS 142 "Goodwill and Other Intangible Assets" that were required to be applied starting with fiscal years beginning after December 15, 2001. Early application was permitted for companies with fiscal years beginning after March 15, 2001. The Company early adopted SFAS 142 in the fiscal year ended September 30, 2002. SFAS 142 requires that intangible assets with a finite useful life are amortized, and that intangible assets with indefinite useful lives and goodwill are not amortized, but are recognized at fair value and tested for impairment. Accordingly, under US GAAP, as from October 1, 2001, the Company stopped recording goodwill amortization. Under Argentine GAAP, the Company continues amortizing such goodwill.

          9.   Preferred stock

               Under US GAAP, in accordance with SFAS No. 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity", mandatorily redeemable preferred stock is classified as a liability. Under Argentine GAAP, preferred shares have been classified as capital stock.

               In addition, under Argentine GAAP, any increase (decrease) in the carrying amount of preferred stock is recorded as an adjustment to common capital stock, as such increase (decrease) represents a redistribution of the total value of the Company's capital stock between its common and preferred shareholders. Under US GAAP, the increases (decreases) in the carrying amount of preferred stock are recorded as charges against retained earnings or, in the absence of retained earnings, by charges against paid-in capital.

               Preferred dividends are recorded only if certain conditions are met (see Note 4.)

          10.  Regulation

               Telefonica provides telephone services in Argentina and therefore is subject to regulatory control. Rates for services are tariff regulated. Although changes in rates for services are to be authorized and computed based on applicable regulations (see Note 11.), there is no fixed rate of return. Accordingly, the requirements of US GAAP related to a business whose rates are regulated on the basis of its actual costs are not applicable to these consolidated financial statements.

          11.  Comprehensive Income

               The Company has not reported separately comprehensive income because there are no material differences between its net income and comprehensive income as defined by SFAS 130.

          12.  Revenue recognition

               Under Argentine GAAP, Telefonica accounts in income/expense for installation revenue and related costs at the installation date. For US GAAP, SEC Staff Accounting Bulletin ("SAB") 104 "Revenue recognition", which supersedes SAB 101 "Revenue recognition in Financial Statements", requires that: i) installation revenues are not included in income of the period when the installation takes place but are deferred and amortized during the period representing the possible duration of the relationship with the customer, and ii) related costs are not charged to expense but capitalized and depreciated in a similar period.

               Revenue Arrangements with Multiple Deliverables

               EITF 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. Specifically, this Issue addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting. In applying this Issue, separate contracts with the same entity or related parties that are entered into at or near the same time are presumed to have been negotiated as a package and should, therefore, be evaluated as a single arrangement in considering whether there are one or more units of accounting. That presumption may be overcome if there is sufficient evidence to the contrary. This Issue also addresses how arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. The guidance in this Issue is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. Telefonica did not enter in revenue arrangements with multiple deliverables that were not separated into different units of accounting.

          13.  Accounting for derivative instruments and hedging activities

               In June 1998, the FASB issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities". This statement establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the statement of operations, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

               Under Argentine GAAP, the Company and Telefonica apply RT No. 20 issued by the FACPCE which provides for fair value valuation of derivative instruments as from January 1, 2003 (see Note 2.5.l).

          14.  Capitalized exchange difference

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

          15. Accounting measurement of certain receivables and payables at their discounted value

               Under Argentine GAAP, certain assets and liabilities are to be measured in currency based on the calculation of their discounted value. Minimum presumed income tax credits have been valued following this criterion. Under US GAAP, tax credits are recorded at the amount effectively paid (see 5. above).

          16.  Accounting for certain investments in Debt

               As described in notes 2.5.c) and 14, Telefonica holds a bond with the Argentine Government ("Patriotic Bond"), that has been valued at its estimated recoverable value, recording an allowance for impairment as a result of the Argentine Government's decision in 2003 to suspend the tender system for offsetting purposes against taxes and to include that bond on the list of eligible bonds for sovereign debt restructuring.

               Under Argentine GAAP, a security is impaired if its carrying amount is greater than its estimated recoverable amount. Impairment should be assessed at each balance-sheet date and impairment losses (as defined) should be recognized in net profit or loss currently. The carrying amount of a security may be adjusted for subsequent recoveries in fair value not to exceed impairment losses that were previously recognized. Such recoveries in fair value should be recognized in net profit or loss currently.

               Under U.S. GAAP, for individual securities classified as either available-for-sale or held-to-maturity, an enterprise shall determine whether a decline in fair value below the amortized cost basis is other than temporary. If the decline in fair value is judged to be other than temporary, the cost basis of the individual security shall be written down to fair value as a new cost basis and the amount of the write-down shall be included in earnings (that is, accounted for as a realized loss). The new cost basis shall not be changed for subsequent recoveries in fair value.

          17.  Push down accounting

               Under US GAAP, when substantially all of the common stock of a company is acquired, and after certain conditions are met, provided no substantial public debt is outstanding, the purchase price is "pushed down" to the acquired assets and liabilities in the acquired company's financial statements to reflect the amounts paid for the common stock in excess of net book value. Push down accounting is not a generally accepted accounting principle under Argentine GAAP.

               Since the privatization of the Telecommunication services in Argentina in November 1990, TESA, the ultimate parent company of Cointel, has been engaged in several transactions which involved the acquisition of 50% of the Cointel's common stock, both directly and indirectly through subsidiaries. In addition, through the transactions described in the following paragraph, TESA increased its aggregate direct and indirect ownership interest in Cointel's common stock from 50% to 100%.

               In 2000, TESA acquired 80.9% of THA's capital stock, in exchange for TESA common shares issued. On June 29, 2001, TESA informed THA that on May 8, 2001, it transferred to TISA, all of TESA's 80.9% equity interest in THA. As of December 31, 2001, and as a result of the voluntary capital stock reduction of THA, TISA owned 99.96% of THA's capital stock.

               Nevertheless, due to the existence in Cointel of significant public debt outstanding until its settlement in August 2004, push down accounting was not applicable at Cointel's level. In 2004, as a result of the settlement of all of Cointel's outstanding public debt, the Company applied the push-down accounting method and retroactively restated all periods presented for the change. The primary effect of the adoption of the push-down accounting method was an increase to stockholder's equity to reflect the goodwill pushed down to Cointel net of accumulated amortization recorded through September 30, 2001, the date SFAS 142 was adopted by Cointel (see 8 above).

          18.  New accounting pronouncements (US GAAP)

               a)   Consolidation of Variable Interest Entities

                    In December 2003, the FASB issued a revision ("FIN 46R") to Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51" (the "Interpretation"). FIN 46R clarifies the application of ARB No. 51 "Consolidated Financial Statements", to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. FIN 46R requires the consolidation of those entities, known as variable interest entities ("VIEs"), by the primary beneficiary of the entity. The primary beneficiary is the entity, if any that will absorb a majority of the entity's expected losses, receives a majority of the entity's residual returns, or both. Among other changes, the revisions of FIN 46R (a) clarified some requirements of the original FIN 46, which was issued in January 2003, (b) eased some implementation problems, and
                    (c) added new scope exceptions. FIN 46R deferred the effective date of the Interpretation for public companies, to the end of the first reporting period ending after March 15, 2004, except that all public companies must at a minimum apply the provisions of the Interpretation to entities that were previously considered "special - purpose entities" under the FASB literature prior to the issuance of FIN 46R by the end of the first reporting period ended after December 15, 2003. The Company and Telefonica do not currently have any interests that it believes fall within the scope of FIN 46 or FIN 46R.

               b)   Accounting for Stock -Based Compensation

                    In December 2004, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), "Share-Based Payments" or SFAS 123R. This statement eliminates the option to apply the intrinsic value measurement provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" to stock compensation awards issued to employees. Rather, SFAS 123R requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award that is the requisite service period (usually the vesting period). SFAS 123R applies to all awards granted after the required effective date and to awards modified, repurchased, or cancelled after that date. SFAS 123R will be effective for the Company's fiscal year ending June 30, 2006. In the opinion of Company's management the adoption of this rule will not have an impact on net income and shareholder's equity.

               c)   Exchanges of nonmonetary assets

                    In December 2004, the FASB issued Statement 153 "Exchanges of nonmonetary assets", that replaces the exception from fair value measurement in APB Opinion No. 29 "Accounting for Nonmonetary Transactions", for nonmonetary exchanges of similar productive assets with a general exception from fair value measurement for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This statement shall be applied for non-monetary asset exchange occurring in fiscal periods beginning after June 15, 2005. In the opinion of Telefonica's Management the adoption of this rule will not have an impact on net income and shareholders' equity.


     C) The following is a summary of the adjustments to net (loss) income and shareholders' equity that would have been required had US GAAP been applied instead of Argentine GAAP in the accompanying consolidated financial statements (amounts expressed in million of Argentine pesos):

                                                                                     December 31,                   September 30,
                                                                       -----------------------------------------------------------
                                                                           2004           2003        2002 (f)           2002
                                                                       -----------------------------------------------------------
          Net (loss) income according to the consolidated
             financial statements, Argentine GAAP in constant
             pesos                                                            (184)          277           250         (2,955)
          Reversal of inflation restatement (see B)2.)                                                      (1)           (20)
                                                                                                    ------------------------------
          Net loss Argentine GAAP (see B)2.) after reversal of
             inflation restatement                                                                         249         (2,975)

          US GAAP adjustments

          Income (loss) due to:
          Reversal of inflation restatement and monetary results (see
             B) 1.)                                                            607           660           324         (2,049)
          Goodwill on investment in Telefonica (see B)8.)                       10            10             3             10
          Cost associated with the issuance of debt (see B)6.)                   -            (2)            -             (2)
          Capitalized interest (a) (e) (see B)3.)                               (1)           (1)            -             (2)
          Deferred revenues (see B)12.)                                          9            22             3             19
          Deferred income tax (d) (see B)5.)                                    85           (37)          (11)           (60)
          Debt refinancing costs (see B)7.)                                      6            (4)            1            (14)
          Capitalized exchange differences (see B)14.)                           2             2             -            (12)
          Reversal of recovery of impairment of Patriotic Bond (see
             B)16.)                                                             (4)            -             -              -
          Discounted value of assets (see B)5. and 15.)                          3             -             -              -
          Minority interest (c)                                               (244)         (226)         (107)           578
          Other (b) (see B)4.)                                                   -             2             9            (38)
                                                                         ---------------------------------------------------------
          Net income (loss) in accordance with US GAAP                         289           703           471         (4,545)
                                                                         =========================================================

                                                                                                       December 31,
                                                                                              ----------------------------
                                                                                                   2004              2003
                                                                                              ----------------------------
          Shareholders' equity according to the consolidated financial statements,                  639               823
             Argentine GAAP in constant pesos

          US GAAP adjustments
          Increase (decrease) due to:
          Reversal of inflation restatement and monetary results on (see B)1.):
               - Fixed assets                                                                    (3,264)           (3,857)
               - Intangible assets and goodwill                                                    (187)             (203)
               - Trade payables                                                                      37                39
          Goodwill on investment in Telefonica (see B)8.)                                            26                16
          Push down accounting (additional goodwill) (see B)17.)                                  1,993             1,993
          Preferred stock (see B)9.)                                                                (42)              (40)
          Cost associated with the issuance of debt (see B)6.)                                        1                 1
          Capitalized interest (a) (e) (see B)3.)                                                     3                 4
          Deferred income tax and tax credit allowances (d) (see B)5.)                                -               (85)
          Deferred revenues (see B)12.)                                                             (14)              (23)
          Capitalized exchange differences (see B)14.)                                               (8)              (10)
          Debt refinancing costs (see B)7.)                                                         (11)              (17)
          Reversal of recovery of impairment of Patriotic Bond (see B)16.)                           (4)                -
          Discounted value of assets (see B)5. and 15.)                                               3                 -
          Minority interest (c)                                                                   1,154             1,398
          Other (b)                                                                                   1                 1
                                                                                              ----------------------------
          Shareholders' equity in accordance with US GAAP                                           327                40
                                                                                              ============================

          (a) In the fiscal years/ three-month fiscal year ended December 31, 2004, 2003 and 2002 and the fiscal year ended September 30, 2002 there was no additional gross interest capitalized for US GAAP purposes.
          (b) On December 31, 2002 and September 30, 2002 Other includes mainly: i) the adjustments for derivative instruments amounting to a gain of 7 million and a loss of 36 million, respectively, and a reduction in shareholders' equity as of December 31, 2002 of 38 million and ii) the adjustment for inventories amounting to a gain of 2 million and a loss of 2 million, respectively, and a reduction of 1 million of shareholders' equity as of December 31, 2002. Additionally in 2002, 2003 and 2004, includes certain other adjustments related to Telinver which either individually or in the aggregate do not exceed one million pesos.
          (c) Represents the net effect of the US GAAP adjustments on minority interest in the (loss) income and Shareholders' equity of the Company's consolidated subsidiaries.
          (d)  Deferred income tax adjustment according to US GAAP:


                                                                               December 31,
                                                             -------------------------------------------------  September 30,
                                                                  2004            2003           2002 (a)           2002
                                                             -----------------------------------------------------------------
               U.S. GAAP adjustments to income:
               Cost associated with the issuance of debt               -                1               -                 1
               Capitalized interest                                    -                -               -                 1
               Deferred revenues                                      (3)              (8)             (1)               (7)
               Debt refinancing costs                                 (2)               1               -                 5
               Capitalized exchange differences                       (2)              (1)              -                 4
               Reversal of recovery of impairment of                   1                -               -
                  Patriotic Bond                                                                                          -
               Other                                                   -               (1)             (3)               13
               Reversal of valuation allowance/valuation
                  allowance                                           91              (29)             (7)              (77)
                                                             -----------------------------------------------------------------
               Total deferred income tax expense                      85              (37)            (11)              (60)
                                                             =================================================================
               (a)  Three-month fiscal year.

          (e) As of December 31, 2004 and 2003, the original value of the adjustment amounts to 33 million and the accumulated depreciation amounts to 30 million and 29 million, respectively.
          (f)  Three-month fiscal year.

     Earnings (loss) per share under US GAAP:

                                                                                            December 31,
                                                                            ------------------------------------------    September
                                                                                2004           2003        2002 (d)       30, 2002
                                                                            --------------------------------------------------------
          Net income (loss) in accordance with US GAAP                           289            703            471         (4,545)

          Increase in the carrying amount of
            preferred capital stock (a)                                           (2)            (1)            (1)           (10)
          Dividends attributable to preferred shareholders (a)                    (2)            (2)            (1)            (2)
                                                                            --------------------------------------------------------
          Earnings (loss) attributable to common shareholders                    285            700            469         (4,557)
                                                                            ========================================================
          Earnings (loss) per share under US GAAP (b) (c)                      0.054          0.132          0.088         (0.859)
                                                                            ========================================================

          (a)  Not recorded to net income (loss) for the year (see B).9).
          (b) Diluted earnings (loss) per share is the same as earnings (loss) per share, as there are no outstanding options to purchase shares. Calculated based on a total number of common shares subscribed, paid in and outstanding of 5,306,402,996.
          (c)  Amounts expressed in Argentine pesos.
          (d)  Three-month fiscal year.

     D)   Other significant US GAAP disclosure requirements.

          The following represent additional financial statements disclosures required under US GAAP.

          1)   Deferred income taxes:

               The following table presents the components of the Company's deferred tax balance (based on a US GAAP balance sheet):

                                                                                    December 31,
                                                                            ----------------------------
                                                                                2004            2003
                                                                            ----------------------------
               Deferred tax assets:
               Allowance for doubtful accounts                                      47               73
               Contingencies and other non-deductible accruals and reserves        155              155
               Income tax loss carryforwards and tax credits (a)                 1,357            1,427
               Deferred revenues                                                     5                8
               Debt refinancing costs                                                4                6
               Foreign exchange loss deductible in future years (b)                123              186
               Reversal of recovery of impairment of Patriotic Bond                  1                -
               Derivative instruments                                                6                9
                                                                             --------------------------
                                                                                 1,698            1,864
                                                                             --------------------------
               Allowance for deferred tax assets                                (1,442)          (1,729)
                                                                             --------------------------
               Subtotal                                                            256              135
                                                                             ==========================
               Deferred tax liabilities:

               Fixed assets                                                       (103)            (113)
               Capitalized interest                                                 (1)              (1)
               Tax provision for employee terminations                             (14)             (13)
               Other                                                                (5)              (8)
                                                                             --------------------------
               Subtotal                                                           (123)            (135)
                                                                             --------------------------
               Total                                                               133                -
                                                                             ==========================

               (a) Relates to the Company's, Telefonica's and Telinver's net operating tax loss carryforwards which expire through 2007 and Telefonica's tax credits.
               (b)  See Note 2.5.m).

               The benefit (expense) for income taxes computed in accordance with US GAAP differs from that computed at the statutory tax rate as follows:

                                                                    December 31,                 September
                                                        ---------------------------------------------------
                                                          2004          2003        2002 (b)      30, 2002
                                                        ---------------------------------------------------
              Income tax (expense) benefit at the
                 statutory income tax rate in
                 accordance with US GAAP                    (70)        (259)          (168)         1,551

              Permanent differences:
              Income on equity investments                    -           (1)             -             (2)
              Non-taxable earnings/non-deductible
                 expenses                                   (18)         (17)             -              2
              Goodwill write-down                             -            -              -             (1)
              Valuation allowance charge (a)                287          369            229         (2,328)
              Minority interest                             (84)        (129)           (72)           671
              Expired carryforwards                         (25)           -              -              -
              Other, net                                      -            -              -             (6)
                                                        ---------------------------------------------------
                  Income tax benefit (expense)               90          (37)           (11)          (113)
                                                        ===================================================

               (a)  Net of increases and reversals of valuation allowance.
               (b)  Three-month fiscal year.


          2)   Loans to directors and employees:

               Loans to Telefonica's directors and employees were as follows:

                                                   December 31,
                                              ----------------------
                                               2004            2003
                                              ----------------------

               Balance (a)                        1                1
                                              ======================

               (a)  There were no loans to individuals in excess of US$100,000.


          3)   Disclosures about fair value of financial instruments:

               US GAAP requires disclosure of the estimated fair value of the Company's financial instruments (see Note 3.1.c) and 3.1.j) for disclosure of fair value of financial statements). The following methods and assumptions were used to estimate the fair value of each class of financial instruments.

               As of December 31, 2004 and 2003, the carrying amounts of cash, cash equivalents, marketable securities and current receivables and payables are considered to approximate fair value due to their short maturity. As of December 31, 2004 and 2003, the fair value of the loan from TISA is equal to its carrying amount, as they are short term debt, and the most of interest rates have been settled close to each year end.

               As of December 31, 2004 and 2003, the fair value estimated by the Company of other instruments are as follows:

                                                                            December 31,
                                                                        ----------------------
                                                                         2004           2003
                                                                        ----------------------
               Telefonica's Negotiable obligations (quoted prices)        2,758          3,391
               Telefonica's Negotiable obligations (carrying amounts)     2,597          3,346

               Cointel's Preferred stock (fair value) (a)                    50             44
               Cointel's Preferred stock (carrying amount)                   42             40

               (a) Calculated using discount rates based on the yield of Telefonica's bonds as of December 31, 2004 and 2003.

          4)   Operating Leases

               The following is a schedule by years of future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2004:

                       Year ending December 31:
                       2005                                           18
                       2006                                           14
                       2007                                           11
                       2008                                            7
                       2009                                            1
                       Later years                                     3
                                                                 --------
                       Total minimum payments required                54
                                                                 =======

     E) Balance sheet under U.S. GAAP. Condensed consolidated balance sheets determined under US GAAP are presented as follows:

                                                    ----------------------------
                                                     Dec-31-04       Dec-31-03
                                                    ----------------------------

                                                      Balance         Balance
                                                    Sheet under     Sheet under
                                                     U.S. Gaap       U.S. Gaap

             Cash and banks                                   15              18
             Investments                                     260             337
             Trade receivables                               324             249
             Other receivables                                84             127
             Inventories                                       8              13
             Other assets                                      3               3
                                                    ----------------------------
             Total current assets                            694             747

             Trade receivables                                 4              12
             Other receivables                               162              32
             Investments                                       3              17
             Fixed assets                                  3,441           3,479
             Intangible assets                                35              40
                                                    ----------------------------
             Subtotal non current assets                   3,645           3,580

             Goodwill on investment in Telefonica            163             163

             Push down accounting (additional
               goodwill)                                   1,993           1,993
                                                    ----------------------------
             Total non current assets                      5,801           5,736

             Total assets                                  6,495           6,483
                                                    ----------------------------

                                                       ------------------------
                                                         Dec-31-04     Dec-31-03
                                                       ------------------------

                                                          Balance        Balance
                                                       Sheet under   Sheet under
                                                        U.S. Gaap       U.S.Gaap

             Trade payables                                 467          426
             Bank and financial payables                  2,663        3,283
             Payroll and social security taxes payables      80           73
             Taxes payable                                  100           80
             Other payables                                  63           75
             Reserves                                         4            4
                                                       -------------------------
             Current liabilities                          3,377        3,941

             Trade payables                                 116           45
             Bank and financial payables                  2,500        2,553
             Mandatorily redeemable preferred stock          42           40
             Payroll and social security taxes payable       16           19
             Other payables                                  29           46
             Reserves                                       267          219
                                                       -------------------------
             Non current liabilities                      2,970        2,922

             Total liabilities                            6,347        6,863

             Minority interest in subsidiaries             (179)        (420)

             Shareholders' equity                           327           40
                                                       -------------------------

             Total liabilities and shareholders' equity   6,495        6,483
                                                       -------------------------

F)   Statements of operations under US GAAP

     -    Other expenses, net

     Certain items included in "Other expenses, net" under Argentine GAAP would have been computed from the line "Subtotal" under US GAAP.

     -    Exchange differences, net

     Under US GAAP, exchange differences generated by operating assets and liabilities are classified as operating income.

          - Condensed consolidated statements of operations determined under US GAAP are presented as follows:

                                                                        December 31,
                                                        -------------------------------------------- September 30,
                                                             2004           2003         2002 (a)         2002
                                                        ----------------------------------------------------------
              Net revenues                                     3,060          2,773           632          2,456
              Cost of services provided                       (1,488)        (1,412)         (376)        (1,434)
                                                        ----------------------------------------------------------
              Gross profit                                     1,572          1,361           256          1,022

              Administrative expenses                           (324)          (315)          (95)          (310)
              Selling expenses                                  (199)          (161)          (77)          (456)
              Exchange differences, net                            4             13            10            (85)
                                                        ----------------------------------------------------------
              Operating Income                                 1,053            898            94            171

              (Loss) /Income on equity investments                (1)            (2)            4             (6)
              Other expenses, net                                  -              -             -              -
              Financial (loss) income on assets                   46            (56)          (25)           311
              Financial income (loss) on liabilities            (658)           269           615         (6,825)
                                                        ----------------------------------------------------------
              Income (loss) before income tax and
                  minority interest                              440          1,109           688         (6,349)
              Income tax                                          90            (37)          (11)          (113)
              Minority interest                                 (241)          (369)         (206)         1,917
                                                        ----------------------------------------------------------
              Net income (loss) for the year                     289            703           471         (4,545)
                                                        ==========================================================

             (a)  Three-month fiscal year.

G)   Statement of cash flows presentation

     In the accompanying statement of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash and cash equivalents.

     The following supplemental condensed statements of cash flows for the three-month fiscal year and the fiscal year ended December 31, 2002 and September 30, 2002, respectively, are prepared in accordance with the SEC presentation requirements and following Argentine GAAP valuation policies, except for the effects of inflation accounting, which have been segregated. Information for the fiscal years ended December 31, 2004 and 2003 is not presented because the effect of inflation has not been significant.

                                                                   December 31,     September 30,
                                                                     2002 (4)            2002
                                                                   ------------------------------
           Cash and cash equivalents at end of year                        397               351
           Cash and cash equivalents at beginning of year                  351                71
                                                                   ------------------------------
           Subtotal                                                         46               280
           Reversal of inflation restatement
             of cash at beginning of year                                   (5)               43
                                                                   ------------------------------
           Increase in cash and cash equivalents                            41               323
           CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS

           Cash flows from operating activities                            199               823

           Cash flows used in investing activities:
           Purchases of fixed assets (1) (2)                               (71)             (160)
                                                                   ------------------------------
           Total cash flows used in investing activities                   (71)             (160)

           Cash flows used in financing activities:
           Decrease in bank and other financial payables                   (81)             (538)
           Increase in bank and other financial payables                     -               202
           Increase in intangible assets (3)                                (6)               (4)
                                                                   ------------------------------
           Total cash flows used in financing activities                   (87)             (340)

                                                                   ------------------------------
           Total increase in cash and cash equivalents                      41               323
                                                                   ==============================

     (1) In September 30, 2002, net of 34 million, financed by trade and bank and financial payables.
     (2) In September 30, 2002, net of 12 million of capitalized exchange differences.
     (3) In December 31, 2002 and September 30, 2002, net of 1 million and 11 million, respectively, financed by trade payables.
     (4)  Three-month fiscal year.

H)   Business Segment Information

     Under Argentine GAAP, segment information is to be disclosed considering valuation criteria under Argentine GAAP (see Note 16.)

     Under US GAAP, SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" establishes the standards for reporting operating segment information. This standard requires reporting operating segment information based on the way that financial information prepared by the entity is organized for senior management for making operating decisions, evaluating performance and allocating resources. This financial information is prepared by the Company and Telefonica in historical amounts (not considering the restatement for inflation). Comparative information for earlier years on the same basis of segmentation must also be presented.

     Telefonica prepares, for internal reporting purposes, limited financial information (primarily revenues) based on its different markets including residential, wholesale and corporate customers. Telefonica does not currently allocate all relevant costs to such markets nor does management use such information for making asset allocation decisions. Accordingly, such markets are not deemed to be operating segments as defined in SFAS No.131. Telefonica is in the process of developing systems to allocate all costs to these markets in order to measure their performance and make asset allocation decisions. Accordingly, these markets may be deemed to be operating segments in the future.

     Until the fiscal year ended December 31, 2002, the Company's Management considered the Holding segment separately. As from the fiscal year ended December 31, 2003, the Company's Management considers the Holding information as part of the Telecommunications business. Consequently, the Company has rectroactively reflected such change in the three-month fiscal year ended December 31, 2002 and the fiscal year ended September 30, 2002.

     In accordance with SFAS No. 131, and considering the situation mentioned in the paragraph above, the Company has identified three reportable segments:
     i) Telecommunication business, that includes the basic Telephony Service segment, which includes the operations of Telefonica (local and long distance services) and the Holding segment that includes Cointel's stand-alone operations, and ii) the Yellow Pages segment, that includes the operations of Telinver.

                                                      Amounts in historical Argentine million pesos
                                              ------------------------------------------------------------
                                              Telecommunication business
                                              --------------------------           Reconciliation
                                                             Basic                 to US GAAP
                                                             Telephony    Yellow   statement of
                                                 Holding     Services     Pages    operations(a)  Total(b)
                                              ------------------------------------------------------------
         December 31, 2004

          Basic telephone service
                Measured service                      -           857           -           -        857
                Monthly basic charges                 -           719           -           -        719
          Special services                            -           459           -           -        459
          Installation charges                        -            45           -           2         47
          Public phones                               -           188           -           -        188
          Access charges                              -           388           -           -        388
          International long-distance service         -           108           -           -        108
          Direct lines                                -            84           -           -         84
          Other                                       -           117           7           -        124
          Publishing telephone directories            -             -          73           -         73
                                                --------------------------------------------------------
          Net revenues to unaffiliated customers      -         2,965          80           2      3,047
          Net intersegment revenues                   -            16           1         (17)         -
                                                --------------------------------------------------------
          Total net revenues                          -         2,981          81         (15)      3,047
                                                --------------------------------------------------------

          Operating income                           (1)  (c)   1,163          16        (125)      1,053
          Financial(loss) income generated by
             assets                                   -            44           2           -         46
          Financial income (loss) generated by
            liabilities                            (156)         (481)        (16)         (5)      (658)
          Income (loss) on equity investments       364            (1)          -        (364)        (1)
          Income tax                                  -             -           5          85         90
          Depreciation                               10           567           2          (6)       573
          Capital expenditures                        -           437           1          (1)       437
          Total assets                              166         4,142         112       2,075      6,495
          Investments in equity method investees   (247)            1           -         247          1

                                                      Amounts in historical Argentine million pesos
                                              ------------------------------------------------------------
                                              Telecommunication business
                                              --------------------------           Reconciliation
                                                             Basic                 to US GAAP
                                                             Telephony    Yellow   statement of
                                                 Holding     Services     Pages    operations(a)  Total(b)
                                              ------------------------------------------------------------
          December 31, 2003

          Basic telephone service
                Measured service                      -           806           -           -        806
                Monthly basic charges                 -           666           -           -        666
          Special services                            -           381           -           -        381
          Installation charges                        -            32           -          25         57
          Public phones                               -           180           -           -        180
          Access charges                              -           323           -           -        323
          International long-distance service         -           105           -           -        105
          Direct lines                                -            83           -           -         83
          Other                                       -           105           -           -        105
          Publishing telephone directories            -             -          67           -         67
                                               ---------------------------------------------------------
          Net revenues to unaffiliated customers      -         2,681          67          25      2,773
          Net intersegment revenues                   -            12           1        (13)          -
                                               ---------------------------------------------------------
          Total net revenues                          -         2,693          68          12      2,773
                                               ---------------------------------------------------------

          Operating income                           (1) (c)      924          12         (37)       898
          Financial (loss) income generated by
            assets                                   -            (68)          1          11        (56)
          Financial income (loss) generated by
            liabilities                              29           262           4         (26)       269
          Income (loss) on equity investments       689            (2)          -        (689)        (2)
          Income tax                                  -             -           -         (37)       (37)
          Depreciation                               10           621           3          (5)       629
          Capital expenditures                        -           184           -           -        184
          Total assets                              150         4,340          97       1,896      6,483
          Investments in equity method investees   (681)            2           -         681          2


                                                      Amounts in historical Argentine million pesos
                                              -------------------------------------------------------------
                                              Telecommunication business
                                              --------------------------           Reconciliation
                                                             Basic                 to US GAAP
                                                             Telephony    Yellow   statement of
                                                 Holding     Services     Pages    operations(a)  Total(b)
                                              ------------------------------------------------------------
          December 31, 2002 (d)

          Basic telephone service
                Measured service                      -           186           -           -        186
                Monthly basic charges                 -           157           -           -        157
          Special services                            -            77           -           -         77
          Installation charges                        -             6           -           9         15
          Public phones                               -            42           -           -         42
          Access charges                              -            50           -           -         50
          International long-distance service         -            23           -           -         23
          Direct lines                                -            20           -           -         20
          Other                                       -            27           -           -         27
          Publishing telephone directories            -             -          35           -         35
                                              --------------------------------------------------------------
          Net revenues to unaffiliated customers      -           588          35           9        632
          Net intersegment revenues                   -             4           -          (4)         -
                                              ---------------------------------------------------------------
          Total net revenues                          -           592          35           5        632
                                              --------------------------------------------------------------

          Operating income                            -   (c)     132           2         (40)        94
          Financial loss generated by assets          -           (35)          -          10        (25)
          Financial income generated by
          liabilities                                91           506          10           8        615
          Income (loss) on equity investments       367             4           -        (367)         4
          Income tax                                  -             -           -         (11)       (11)
          Depreciation                                2           147           1           3        153
          Capital expenditures                        -            99           -           -         99
          Total assets                              158         4,950          93       1,929      7,130
          Investments in equity method
          investees                              (1,346)            4           -       1,346          4

                                                      Amounts in historical Argentine million pesos
                                              --------------------------------------------------------------
                                              Telecommunication business
                                              --------------------------           Reconciliation
                                                             Basic                 to US GAAP
                                                             Telephony    Yellow   statement of
                                                 Holding     Services     Pages    operations(a)  Total(b)
                                              ------------------------------------------------------------
       September 30, 2002

       Basic telephone service
             Measured service                         -           734         -             -        734
             Monthly basic charges                    -           654         -             -        654
       Special services                               -           301         -             -        301
       Installation charges                           -            37         -            41         78
       Public phones                                  -           177         -             -        177
       Access charges                                 -           229         -             -        229
       International long-distance service            -            83         -             -         83
       Direct lines                                   -            76         -             -         76
       Other                                          -            89         -             -         89
       Publishing telephone directories               -             -        35             -         35
                                              --------------------------------------------------------------
       Net revenues to unaffiliated customers         -         2,380        35            41      2,456
       Net intersegment revenues                      -             7         2            (9)         -
                                              --------------------------------------------------------------
       Total net revenues                             -         2,387        37            32      2,456
                                              --------------------------------------------------------------

       Operating income                              (2)  (c)     355        (8)         (174)       171
       Financial loss generated by assets             3           335        10           (37)       311
       Financial income generated by
       liabilities                                 (945)       (5,789)     (113)           22     (6,825)
       Income (loss) on equity investments       (3,468)           (6)        -         3,468         (6)
       Income tax                                     -          (30)         -           (83)      (113)
       Depreciation                                  10           658         3            15        686
       Capital expenditures                           -           177         -             -        177
       Total assets                                 160         5,175        99         1,936      7,370
       Investments in equity method investees    (1,713)            4         -         1,713          4


          (a) Includes elimination of intersegment charges and the computation of US GAAP adjustments.
          (b)  Consolidated amounts in accordance with US GAAP.
          (c)  Corresponds to Cointel's administrative expenses.
          (d)  Three-month fiscal year.


23.  OTHER FINANCIAL STATEMENT INFORMATION

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

     d)   Intangible assets

     e)   Allowances and reserves

     f)   Cost of services provided

     g)   Assets and liabilities in foreign currency

     h)   Expenses incurred

a) INVESTMENTS IN SHARES, BONDS ISSUED IN SERIES AND HOLDINGS IN OTHER COMPANIES AS OF DECEMBER 31, 2004 AND 2003 (amounts stated in millions of Argentine pesos, restated as described in Note 2.2.)

                                                               December 31,
                                ------------------------------------------------------------------------------
                                                            2004                                        2003
                                ------------------------------------------------------------------------------
                                                                   Inflation    Value by
     Denomination and features                                      adjusted  equity method   Book        Book
           of securities         Class    Face value  Quantity        cost                    value      value
--------------------------------------------------------------------------------------------------------------
Current (2)

Other investments (1)              -          -             -          -            -           8           -
                                                                                            -----------------
                                                                                                8           -
                                                                                            -----------------
Noncurrent (3)

Other investments                  -          -             -          -            -           -          13
Financial Trust (5)                -          -             -          -            -           1           2
Subsidiaries and affiliates
   ECL (4)                       Common      $1.0        12,000 (6)    33           1           2           2
                                                                                            -----------------
                                                                                                3          17
                                                                                            -----------------
                                                                                               11          17
                                                                                            =================

(1)  See Note 17.
(2)  See Note 2.5.b).
(3)  See Note 2.5.f).
(4) Financial Statements for the six-month period ended December 31, 2004 approved by ECL's Board of Directors on February 2, 2005, with auditor report by Abelovich, Polano & Asociados dated February 2, 2005, without observations.
(5)  See Note 19.
(6)  In shares.

b) OTHER INVESTMENTS AS OF DECEMBER 31, 2004 AND 2003 (amounts stated in millions of Argentine pesos, restated as described in Note 2.2.)


                                                                               Book value
                                                                      ---------------------------
                                                                              December 31,
                                                                      ---------------------------
                     Main account and features                         2004               2003
     --------------------------------------------------------------------------------------------
     Current investments

        Foreign currency deposits (1)                                     247               330
        Local currency deposits                                             -                 4
        Mutual funds                                                        5                 3
                                                                      ---------------------------
     Total                                                                252               337
                                                                      ===========================
    (1) See Note 23.g).

c) FIXED ASSETS (amounts stated in millions of Argentine pesos, restated as described in Note 2.2.)


                                                                   December 31, 2004
                                       ------------------------------------------------------------------------
                                                                     Original value
                                       ------------------------------------------------------------------------
                                         Amount at      Increases    Decreases       Transfers        Amount
                                         beginning      for the          for            for          at the end
            Main account                  of year        year (1)      the year       the year        of year
---------------------------------------------------------------------------------------------------------------
 Land                                          117            -             -              -               117
 Buildings                                   1,740            -             -              -             1,740
 Switching equipment                         4,131            -             -             18             4,149
 Transmission equipment                      3,796            -             -             94             3,890
 Network installation                        7,543            -            (1)            17             7,559
 Telephones, switchboards and booths           626           24           (32)             8               626
 Furniture, software and office
 equipment                                   1,033            3             -             18             1,054
 Automobiles                                    27            6             -              -                33
 Construction in process                       215          293             -           (112)              396
 Materials                                      77          109 (2)       (56)           (43)               87
 Prepayment to vendors                          10            2             -              -                12
                                       ------------------------------------------------------------------------
 Total 2004                                 19,315          437           (89)             -            19,663
                                       =======================================================================-


                                                                       December 31, 2004
                                       ----------------------------------------------------------------------------------
                                                                   Depreciation
                                       ------------------------------------------------------------------      Net book
                                        Accumulated                                           Accumulated     value as of
                                       at beginning     Useful life    For the                at the end       December
            Main account                  of year       (in years)      year     Retirements  of the year       31, 2004
-------------------------------------------------------------------------------------------------------------------------
 Land                                            -            -             -         -               -           117
 Buildings                                     495           50            40         -             535         1,205
 Switching equipment                         3,301           10           256         -           3,557           592
 Transmission equipment                      2,488           10           282         -           2,770         1,120
 Network installation                        4,091           15           436        (1)          4,526         3,033
 Telephones, switchboards and booths           609            5            44       (32)            621             5
 Furniture, software and office
 equipment                                     964          1 - 3          67         -           1,031            23
 Automobiles                                    25            5             2         -              27             6
 Construction in process                         -            -             -         -               -           396
 Materials                                       -            -             -         -               -            87
 Prepayment to vendors                           -            -             -         -               -            12
                                       -----------                     --------------------------------------------------
 Total 2004                                 11,973                      1,127       (33)         13,067         6,596
                                       ===========                     ==================================================


(1)  Capitalized interests in construction in process amounts to 8 million. See
     Note 2.5.g).
(2)  Includes 9 million corresponding to assets transferred from inventories.

c) FIXED ASSETS (amounts stated in millions of Argentine pesos, restated as described in Note 2.2.)

                                                                   December 31, 2003
                                       -------------------------------------------------------------------------
                                                                     Original value
                                       -------------------------------------------------------------------------
                                         Amount at                                                     Amount
                                         beginning                                                   at the end
            Main account                  of year      Increases(1)   Decreases      Transfers        of year
----------------------------------------------------------------------------------------------------------------
 Land                                        117              -             -              -               117
 Buildings                                 1,738              -            (2)             4             1,740
 Switching equipment                       4,142              -           (25)            14             4,131
 Transmission equipment                    3,686              -            (3)           113             3,796
 Network installation                      7,537              -             -              6             7,543
 Telephones, switchboards and booths         626             17           (20)             3               626
 Furniture, software and office equipment  1,000             17             -             16             1,033
 Automobiles                                  32              2            (7)             -                27
 Construction in process                     229            130             -           (144)              215
 Materials                                   103             21           (35)           (12)               77
 Prepayment to vendors                        11             (1)            -              -                10
                                       -----------------------------------------------------------------------
 Total 2003                               19,221            186           (92)             -            19,315
                                       =======================================================================

                                                                       December 31, 2003
                                       ------------------------------------------------------------------------------
                                                                   Depreciation
                                       ----------------------------------------------------------------------
                                        Accumulated                                            Accumulated
                                       at beginning     Useful life    For the                at the end of   Net book
            Main account                  of year        (in years)     year    Retirements        year         value
----------------------------------------------------------------------------------------------------------------------
 Land                                            -            -             -           -             -           117
 Buildings                                     452           50            45          (2)          495         1,245
 Switching equipment                         2,989           10           337         (25)        3,301           830
 Transmission equipment                      2,169           10           322          (3)        2,488         1,308
 Network installation                        3,655           15           436           -         4,091         3,452
 Telephones, switchboards and booths           587            5            42         (20)          609            17
 Furniture, software and office equipment      861          1 - 3         103           -           964            69
 Automobiles                                    32            5             -          (7)           25             2
 Construction in process                         -            -             -           -             -           215
 Materials                                       -            -             -           -             -            77
 Prepayment to vendors                           -            -             -           -             -            10
                                          ---------------------------------------------------------------------------
 Total 2003                                 10,745                      1,285         (57)        11,973        7,342
                                          ===========================================================================


(1) Includes capitalized interests in construction in process amounting to 8 million. See Note 2.5.g).

c) FIXED ASSETS (amounts stated in millions of Argentine pesos, restated as described in Note 2.2.)

                                                         December 31, 2002(1)
                                       -------------------------------------------------------
                                                            Original value
                                       -------------------------------------------------------
                                         Amount at                                    Amount
                                         beginning                   Net decreases  at the end
           Main account                   of year       Increases    and transfers    of year
----------------------------------------------------------------------------------------------
 Land                                        117              -             -            117
 Buildings                                 1,738              -             -          1,738
 Switching equipment                       4,157              -           (15)         4,142
 Transmission equipment                    3,670              -            16          3,686
 Network installation                      7,524              -            13          7,537
 Telephones, switchboards and booths         624              2             -            626
 Furniture, software and office
 equipment                                   985             15             -          1,000
 Automobiles                                  39              -            (7)            32
 Construction in process                     269             13           (53)           229
 Materials  (2)                               68              5            30            103
 Prepayment to vendors                        10              1             -             11
                                       -------------------------------------------------------
 Total 2002                               19,201             36           (16)        19,221
                                       =======================================================



                                                                     December 31, 2002(1)
                                       ---------------------------------------------------------------------------------
                                                                   Depreciation
                                       --------------------------------------------------------------------
            Main account                Accumulated                                             Accumulated
                                       at beginning     Useful life   For the                    at the end     Net book
                                         of year        (in years)      year     Retirements      of year        value
------------------------------------------------------------------------------------------------------------------------
 Land                                          -              -             -              -               -         117
 Buildings                                   439             50            13              -             452       1,286
 Switching equipment                       2,906             10            83              -           2,989       1,153
 Transmission equipment                    2,092             10            77              -           2,169       1,517
 Network installation                      3,544             15           111              -           3,655       3,882
 Telephones, switchboards and booths         579              5             8              -             587          39
 Furniture, software and office
 equipment                                   839            1 - 3          22              -             861         139
 Automobiles                                  39              5             -             (7)             32           -
 Construction in process                       -              -             -              -               -         229
 Materials                                     -              -             -              -               -         103
 Prepayment to vendors                         -              -             -              -               -          11
                                       ---------                      --------------------------------------------------
 Total 2002                               10,438                          314             (7)         10,745       8,476
                                       =========                      ==================================================


(1) Three-month fiscal year.
(2) "Net decreases and transfers" includes transfers for 38 million.

c) FIXED ASSETS (amounts stated in millions of Argentine pesos, restated as described in Note 2.2.)

                                                            September 30, 2002
                                       -------------------------------------------------------
                                                              Original value
                                       -------------------------------------------------------
                                                                       Net
                                                                    decreases
                                       Amount at                       and            Amount
                                       beginning      Increases     transfers       at the end
 Main account                           of year          (3)           (4)            of year
----------------------------------------------------------------------------------------------
 Land                                        119              1            (3)             117
 Buildings                                 1,732              4             2            1,738
 Switching equipment                       4,039              -           118            4,157
 Transmission equipment                    3,386              -           284            3,670
 Network installation                      7,280              -           244            7,524
 Telephones, switchboards and booths         625             22           (23)             624
 Furniture, software and office
 equipment                                   888             17            80              985
 Automobiles                                  60              -           (21)              39
 Construction in process                     719            278          (728)             269
 Materials (1)                               133             27           (92)              68
 Prepayment to vendors                         7              3             -               10
                                       -------------------------------------------------------
 Total 2002 (2)                           18,988            352          (139)          19,201
                                       =======================================================

                                                                      September 30, 2002
                                     -----------------------------------------------------------------------------------
                                                                   Depreciation
                                     ----------------------------------------------------------------------
            Main account               Accumulated                                             Accumulated
                                      at beginning     Useful life    For the                    at the end     Net book
                                         of year        (in years)      year     Retirements      of year        value
------------------------------------------------------------------------------------------------------------------------

 Land                                          -              -            -           -               -          117
 Buildings                                   394             50            47          (2)            439       1,299
 Switching equipment                       2,545             10           361           -           2,906       1,251
 Transmission equipment                    1,783             10           309           -           2,092       1,578
 Network installation                      3,106             15           439          (1)          3,544       3,980
 Telephones, switchboards and booths         549              5            67         (37)            579          45
 Furniture, software and office              661            1 - 3                                     839
 equipment                                                                180          (2)                        146
 Automobiles                                  60              5             -         (21)             39           -
 Construction in process                       -              -             -           -               -         269
 Materials                                     -              -             -           -               -          68
 Prepayment to vendors                         -              -             -           -               -          10
                                     -----------                       -------------------------------------------------
 Total 2002                                9,098                        1,403         (63)         10,438       8,763
                                     ===========                       =================================================

(1) "Net decreases and transfers" includes transfers for 24 million.
(2) Capitalized interests in construction in process amounts to 11 million. See Note 2.5.g).
(3) Includes 29 million in construction in process corresponding to the capitalized exchange differences. See Note 2.5.g).
(4) Includes 3 million of real property intended for sale.

d) INTANGIBLE ASSETS (amounts stated in millions of Argentine pesos, restated as described in Note 2.2.)

                                                   December 31, 2004
                                     -------------------------------------------
                                                     Original value
                                     -------------------------------------------
                                          At            Increases
                                       beginning           for           At end
       Main account                     of year         the year        of year
--------------------------------------------------------------------------------
Licenses to use the logo and
  trademarks                                  50              -            50
Assignment of rights                          22              -            22
No competition clause                          5              1             6
Deferred expenses                             75              1            76
Licenses (Frequencies)                        59              -            59
                                            ------------------------------------
Total 2004                                   211              2           213
                                            ====================================


                                                             December 31, 2004
                                     -------------------------------------------------------
                                                        Depreciation
                                     ------------------------------------------
                                     At beginning         For the       At end      Net book
         Main account                  of year              year        of year      value
--------------------------------------------------------------------------------------------
Licenses to use the logo and
  trademarks                                  16              3            19             31
Assignment of rights                          14              2            16              6
No competition clause                          3              1             4              2
Deferred expenses                             45              9            54             22
Licenses (Frequencies)                        51              2            53              6
                                     -------------------------------------------------------
Total 2004                                   129             17           146             67
                                     =======================================================

d) INTANGIBLE ASSETS (amounts stated in millions of Argentine pesos, restated as described in Note 2.2.)

                                                   December 31, 2003
                                       -----------------------------------------
                                                     Original value
                                       -----------------------------------------
                                          At
                                       beginning                         At end
       Main account                     of year         Increases       of year
--------------------------------------------------------------------------------
Licenses to use the logo and trademarks       50              -               50
Assignment of rights                          22              -               22
No competition clause                          5              -                5
Deferred expenses                             56             19               75
Licenses (Frequencies) (1)                    59              -               59
                                       -----------------------------------------
Total 2003                                   192             19              211
                                       =========================================

                                                             December 31, 2003
                                     -------------------------------------------------------
                                                        Depreciation
                                     ------------------------------------------
                                     At beginning         For the       At end      Net book
         Main account                  of year              year        of year      value
--------------------------------------------------------------------------------------------
Licenses to use the logo and
  trademarks                                  12              4            16             34
Assignment of rights                          12              2            14              8
No competition clause                          3              -             3              2
Deferred expenses                             29             16            45             30
Licenses (Frequencies) (1)                    49              2            51              8
                                     -------------------------------------------------------
Total 2003                                   105             24(2)        129             82
                                     =======================================================

(1) At end of year, original value includes 46 million corresponding to "Goodwill" which net book value amount to zero.
(2) Includes 8 million corresponding to the total depreciation of the portion of expenses related to the negotiable obligations exchanged on August 7, 2003 (See Note 7.3.1. as mentioned in Note 2.5.h).

d) INTANGIBLE ASSETS (amounts stated in millions of Argentine pesos, restated as described in Note 2.2.)

                                                   December 31, 2002(1)
                                       -----------------------------------------
                                                     Original value
                                       -----------------------------------------
                                          At
                                       beginning                         At end
       Main account                     of year         Increases       of year
--------------------------------------------------------------------------------
Licenses to use the logo and trademarks       42              8               50
Assignment of rights                          22              -               22
No competition clause                          5              -                5
Deferred expenses                             55              1               56
Licenses (Frequencies) (2)                    59              -               59
                                       -----------------------------------------
Total 2002                                   183              9              192
                                       =========================================

                                                            December 31, 2002(1)
                                     -------------------------------------------------------
                                                        Depreciation
                                     ------------------------------------------
                                     At beginning         For the       At end      Net book
         Main account                  of year              year        of year      value
--------------------------------------------------------------------------------------------
Licenses to use the logo and trademarks       11              1            12             38
Assignment of rights                          11              1            12             10
No competition clause                          2              1             3              2
Deferred expenses                             28              1            29             27
Licenses (Frequencies) (2)                    49              -            49             10
                                     -------------------------------------------------------
Total 2002                                   101              4           105             87
                                     =======================================================

(1) Three-month fiscal year.
(2) At end of year, original value includes 46 million corresponding to "Goodwill" which net book value amount to zero.

d) INTANGIBLE ASSETS (amounts stated in millions of Argentine pesos, restated as described in Note 2.2.)

                                                   September 30, 2002
                                       -----------------------------------------
                                                     Original value
                                       -----------------------------------------
                                          At
                                       beginning                          At end
       Main account                     of year       Increases(1)       of year
--------------------------------------------------------------------------------
Organization and preoperating expenses       163           (163)               -
Licenses to use the logo and trademarks       42              -               42
Assignment of rights                          22              -               22
No competition clause                          5              -                5
Deferred expenses                             39             16               55
Goodwill and Licenses (Frequencies)           70            (11)              59
                                       -----------------------------------------
Total 2002                                   341           (158)             183
                                       =========================================

                                                                   September 30, 2002
                                     -------------------------------------------------------
                                                                Depreciation
                                     -----------------------------------------------------------------------
                                     At beginning         For the                       At end      Net book
         Main account                  of year              year     Retirements       of year        value
------------------------------------------------------------------------------------------------------------
Organization and preoperating expenses       163              -            (163)             -             -
Licenses to use the logo and trademarks        9              2               -             11            31
Assignment of rights                           9              2               -             11            11
No competition clause                          2              -               -              2             3
Deferred expenses                             20              8               -             28            27
Goodwill and Licenses (Frequencies)           21             28               -             49            10
                                     -----------------------------------------------------------------------
Total 2002                                   224             40            (163)           101            82
                                     =======================================================================

(1) See Note 2.5.h).

e) ALLOWANCES AND RESERVES (amounts stated in millions of Argentine pesos, restated as described in Note 2.2.)

                                                                       December 31, 2004
                                                ----------------------------------------------------------------
                                                    Balances at                                        Balances
                                                     beginning                                         at end of
                    Account                           of year       Increases        Decreases          period
     -----------------------------------------------------------------------------------------------------------
     Deducted from current assets:

     For doubtful accounts                                  216            63            (130)(2)            149
     For impairment in value and slow
        turnover                                              7             -              (4)                 3
     For other receivables                                                  2                                  2
                                                ----------------------------------------------------------------
                                                            223            65            (134)               154
     Deducted from noncurrent assets:

     For doubtful accounts                                    8             2(4)            -                 10
     For other receivables - Impairment of
        Patriotic Bond (5)                                   60             -              (4)(6)             56
     For other receivables - Deferred
        tax assets (1)                                    1,576             -            (154)             1,422
                                                ----------------------------------------------------------------
                                                          1,644             2            (158)             1,488
                                                ----------------------------------------------------------------
        Total 2004                                        1,867            67            (292)             1,642
                                                ================================================================

     Included in current liabilities:

        Contingencies                                         3             4              (3)                 4
                                                ----------------------------------------------------------------
                                                              3             4              (3)                 4
     Included in noncurrent liabilities:

        Contingencies                                       219           121             (73)               267
                                                ----------------------------------------------------------------
        Total 2004                                          222           125(3)          (76)               271
                                                ================================================================

(1)   See Note 2.5.m).
(2)   In 2004 include 85 million of recovered doubtful accounts.
(3) In 2004 include 103 million in "Other expenses, net" and 22 million in "Financial income/loss on liabilities" in the consolidated statement of operations.
(4) Included in "Selling expenses" in the consolidated statement of operations.
(5)   See Notes 2.5.c) and 14.
(6) Net of a loss of 1 million disclosed under "Holding and financial income (loss) on assets - Exchange differences" in the consolidated statement of operations.

e) ALLOWANCES AND RESERVES (amounts stated in millions of Argentine pesos, restated as described in Note 2.2.)

                                                                        December 31, 2003
                                                ----------------------------------------------------------------
                                                    Balances at                                        Balances
                                                     beginning                                         at end of
                    Account                           of year       Increases        Decreases(2)       period
     -----------------------------------------------------------------------------------------------------------
     Deducted from current assets:

     For doubtful accounts                                  380             66(1)       (230)(3)             216
     For impairment in value and slow
        turnover                                              7              -              -                  7
                                                ----------------------------------------------------------------
                                                            387             66           (230)               223
     Deducted from noncurrent assets:

     For doubtful accounts                                   25              -            (17)(3)              8
     For other receivables - Impairment of
     Patriotic Bond (4)                                       -             60              -                 60
     For other receivables - deferred
        tax assets (5)                                    1,941              -           (365)             1,576
                                                ----------------------------------------------------------------
                                                          1,966             60           (382)             1,644
                                                ----------------------------------------------------------------
        Total 2003                                        2,353            126           (612)             1,867
                                                ================================================================

     Included in current liabilities:

        Contingencies                                         3(7)           3             (3)                 3
                                                ----------------------------------------------------------------
                                                              3(7)           3             (3)                 3
     Included in noncurrent liabilities:

        Contingencies                                       160             60             (1)               219
                                                ----------------------------------------------------------------
        Total 2003                                          163             63(6)         (4)                222
                                                ================================================================

(1) Included in Selling expenses in the consolidated statement of operations.
(2)   Include the monetary gain (loss) effect on balances.
(3)   Includes 79 million of recovered doubtful accounts.
(4)   See Notes 2.5.c) and 14.
(5)   See Note 2.5.m).
(6) Includes 34 million in Other expenses, net and 29 million in Financial income/loss on liabilities in the consolidated statement of operations.
(7)   Net of 1 million in other receivables.

e) ALLOWANCES AND RESERVES (amounts stated in millions of Argentine pesos, restated as described in Note 2.2.)

                                                                      December 31, 2002(1)
                                                ----------------------------------------------------------------
                                                    Balances at                                        Balances
                                                     beginning                                         at end of
                    Account                           of year       Increases        Decreases(2)       period
     -----------------------------------------------------------------------------------------------------------
     Deducted from current assets:

     For doubtful accounts                                  355             27(3)         (2)                380
     For impairment in value and slow
        turnover                                              7              -             -                   7
                                                ----------------------------------------------------------------
                                                            362             27            (2)                387
     Deducted from noncurrent assets:

     For doubtful accounts                                   32              -            (7)                 25
     For other receivables - deferred
        tax assets (4)                                    2,144              -          (203)              1,941
                                                ----------------------------------------------------------------
                                                          2,176              -          (210)              1,966
                                                ----------------------------------------------------------------
        Total 2002                                        2,538             27          (212)              2,353
                                                ================================================================

     Included in current liabilities:

        Contingencies                                         2              1             -                   3
                                                ----------------------------------------------------------------
                                                              2              1             -                   3
     Included in noncurrent liabilities:

        Contingencies                                       128             30             2                 160
                                                ----------------------------------------------------------------
        Total 2002                                          130             31(5)          2                 163
                                                ================================================================

(1) Three-month fiscal year.
(2) Include the monetary gain (loss) effect on balances.
(3) Included in Selling expenses in the consolidated statement of operations.
(4) See Note 2.5.m).
(5) Included in "Other expenses, net" in the consolidated statement of operations.

e) ALLOWANCES AND RESERVES (amounts stated in millions of Argentine pesos, restated as described in Note 2.2.)

                                                                       September 30, 2002
                                                ----------------------------------------------------------------
                                                    Balances at                                        Balances
                                                     beginning                                         at end of
                    Account                           of year       Increases        Decreases(1)       period
     -----------------------------------------------------------------------------------------------------------
     Deducted from current assets:

     For doubtful accounts                                  536            380(2)       (561)                355
     For impairment in value and slow
        turnover                                             24              -           (17)                  7
                                                ----------------------------------------------------------------
                                                            560            380          (578)                362
     Deducted from noncurrent assets:

     For doubtful accounts                                    -             92(2)        (60)                 32
     For other receivables - deferred
        tax assets (3)                                        -          2,144             -               2,144
                                                ----------------------------------------------------------------
                                                              -          2,236           (60)              2,176
                                                ----------------------------------------------------------------
        Total 2002                                          560          2,616          (638)              2,538
                                                ================================================================

     Included in current liabilities:

        Contingencies                                         6              2            (6)                  2
                                                ----------------------------------------------------------------
                                                              6              2            (6)                  2
     Included in noncurrent liabilities:

        Contingencies                                       181             68          (121)                128
                                                ----------------------------------------------------------------
        Total 2002                                          187             70(4)       (127)                130
                                                ================================================================

(1) Include the monetary gain (loss) effect on balances.
(2) Included in Selling expenses in the consolidated statement of operations.
(3) See Note 2.5.m).
(4) Included in "Other expenses, net" in the consolidated statement of operations.

f) COST OF SERVICES PROVIDED (1) (amounts stated in millions of Argentine pesos, restated as described in Note 2.2.)

                                                     December 31,            September 30,
                                       ----------------------------------    -------------
                                          2004        2003       2002 (2)         2002
                                       ----------------------------------    -------------
Inventories at beginning of year             20          22           52              74

Purchases                                    24          24            -              23

Transfers (3)                                (9)          -            -               -

Operating expenses (Note 23.h)               25          20           10              28

Holding (loss)                                -           -           (1)            (24)
                                       ---------------------------------------------------
      Subtotal                               60          66           61             101

Inventories at end of the year              (11)        (20)         (22)            (52)
                                       ---------------------------------------------------
      Total (Note 3.1.l)                     49          46           39              49
                                       ===================================================

(1) Includes cost of telephone directories and telephone equipment.
(2) Three-month fiscal year.
(3) Assets transferred to fixed assets.

g)  ASSETS AND LIABILITIES IN FOREIGN CURRENCY AS OF DECEMBER 31, 2004 AND 2003

                                               December 31, 2004                              December 31, 2003
                              -----------------------------------------------------------------------------------------------
                                Amount in                                           Amount in
                                 foreign                            Book amount      foreign
                                currency               Exchange     (in million      currency                  Book amount
                              (in million)  Currency     rate       of Argentine   (in million)   Currency    (in million of
                                   (2)                                 pesos)          (2)                   Argentine pesos)
                              -----------------------------------------------------------------------------------------------
ASSETS

Current assets
   Cash and banks                     -        US$       2.979              1              -          -                 -
   Investments                       83        US$       2.979            247            112         US$              330
                                      3        US$       2.939              8              -          -                 -

   Trade receivables                 10        US$       2.979             31             11         US$               33
                                      2        SDR      4.611015            9              2         SDR                8

   Other receivables (1)              7        US$       2.979             20             19         US$               57
                                      3       EURO       4.0592            12              3        EURO               12
                                      -        -           -                -              1         BRL                1
                                                                        -----                                       -----
     Total current assets                                                 328                                         441
                                                                        -----                                       -----
Noncurrent assets

  Investments                         -         -          -                -              4         US$               13

  Other receivables                  11        US$       2.979             31              9         US$               25
                                                                        -----                                       -----
    Total noncurrent assets                                                31                                          38
                                                                        -----                                       -----
    Total assets                                                          359                                         479
                                                                        =====                                       =====
LIABILITIES

Current liabilities

   Trade payables                    39       US$        2.979            118             40         US$              116
                                      1       SDR       4.611015            4              3         SDR               13
                                      2       EURO       4.0592             8              2        EURO                8
                                      -        -           -                -              -       (pound)              2

   Bank and other financial
   payables                         730       US$        2.979          2,175          1,040         US$            3,049
                                  1,103        (Y)      0.029141           32          1,111          (Y)              30
                                      2       EURO       4.0592             8              2         EURO               8

   Other payables                     3       US$        2.979             10              4          US$              14
                                      3       EURO       4.0592            12              3         EURO              10
                                                                        -----                                       -----
     Total current liabilities                                          2,367                                       3,250
                                                                        -----                                       -----
Noncurrent liabilities

   Bank and other financial
   payables                         738       US$        2.979          2,199            784         US$            2,298
                                  5,704        (Y)      0.029141          166          6,742          (Y)             184
                                     17       EURO       4.0592            70             19        EURO               71

   Other payables                     1       US$        2.979              4              7         US$               20
                                                                        -----                                       -----
     Total noncurrent
     liabilities                                                        2,439                                       2,573
                                                                        -----                                       -----
     Total liabilities                                                  4,806                                       5,823
                                                                        =====                                       =====

(1) In 2004 and 2003, include 12 million and 10 million corresponding to prepayments of fixed assets purchase.
(2) Includes figures less than 1 million in foreign currency.


US$:      U.S. dollars
(Y):      Yens
EURO:     European Currency Units
SDR:      Special Drawing Rights
(pound):  Pounds
BRL:      Brazilian Reals

h) EXPENSES INCURRED (amounts stated in millions of Argentine pesos, restated as described in Note 2.2.)

                                                                                                 December    December      September
                                                            December 31, 2004                    31, 2003   31, 2002(3)     30, 2002
                                      ----------------------------------------------------------------------------------------------
                                                                                Other
                                       Operating    Administrative  Selling   expenses,
                Account               expenses(1)      expenses     expenses     net       Total    Total        Total         Total
------------------------------------------------------------------------------------------------------------------------------------
Salaries, social security taxes and
   other payroll expenses                    302             65           52         -       419      368           87           547
Fixed assets depreciation                  1,054             61           12         -     1,127    1,285          314         1,403
Fees and payments for services               333            137           55         -       525      472          111           705
Advertising                                    2              -           63         -        65       37            9            49
Directors' and statutory auditors'
   fees                                        -              7            -         -         7        4            2             1
Insurance                                      -             12            -         -        12       13            4            15
Material consumption and other
   expenditures                               60              4            7         -        71       58           14           104
Management fee                                61              7            -         -        68       86           24           147
Transportation                                17              -            1         -        18       14            5            18
Taxes, charges and contributions              41              2           17         -        60       47           10            61
Rentals                                       36              4            1         -        41       50           18            95
Commissions                                    -              -           22         -        22       22            6            36
Charges for doubtful accounts                  -              -           65         -        65       66           27           472
Recovery of doubtful accounts (4)              -              -         (105)        -      (105)     (79)           -             -
Net book value of fixed assets retired         -              -            -         -         -        -            2             4
Depreciation of intangible assets  (2)         5              3            -         -         8        8            3            32
Employee terminations                          -              -            -        37        37       42           17            85
Tax on checking account debits and
   credits                                     -             32            -         -        32       29           10            44
Other                                          1              1            -       100       102       31           30            68
                                      ----------------------------------------------------------------------------------------------
   Total as of December 31, 2004           1,912            335          190       137     2,574
                                      ==========================================================
   Total as of December 31, 2003           1,966            353          163        71              2,553
                                      ================================================              =====
   Total as of December 31, 2002             472            101           69        51                             693
                                      ================================================                             ===
   Total as of September 30, 2002          2,483            492          757       154                                         3,886
                                      ================================================                                         =====

(1) Includes 25 million, 20 million, 10 million an d 28 million corresponding to cost of services provided as of December 31, 2 004, 2003 and 2002, and September 30, 2002, respectively.
(2) Not including 9, 16, 1 and 8 corresponding to depreciation of deferred expenses, which are disclosed in financial inc ome/(loss) for the fiscal years ended December 31, 2004 and 2003, the th ree-month fiscal year ended December 31, 2002 and the fiscal year ended September 30, 2002.
(3)  Three-month fiscal year.
(4) In 2004 includes 20 million corresponding to collections from customers written off as of December 31, 2003.