Form 20-F
period 2005-12-31
TELEFONICA HOLDING OF ARGENTINA INC
filed 2006-05-12
CIK 1054265

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                                                      to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                                                      to

Commission file number: 001-14828

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

30,427,328 Class A Ordinary Shares, nominal value Ps.1.00 per share

2,161,092,201 Class B Ordinary Shares, nominal value Ps.1.00 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes    ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.   ☐ Yes    ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days:   ☒ Yes    ☐ No

Indicate by check mark if the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐                 Accelerated filer ☐                Non-accelerated filer ☒

Indicate by check mark which financial statement item the registrant has elected to follow:   ☐ Item 17    ☒ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   ☒ Yes    ☐ No

FORWARD-LOOKING STATEMENTS AND ASSOCIATED RISKS

This annual report on Form 20-F (the “Annual Report”) contains certain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, which are based largely on the expectations of Telefónica Holding de Argentina S.A. (“Holding” or “we” or “us”). Such forward-looking information is subject to risks and uncertainties that could significantly affect both our expectations and actual results. Actual results could differ materially from these forward-looking statements as a result of foreseen and unforeseen factors. There can be no assurance that events anticipated in any forward-looking statement will occur. Some of these forward-looking statements include forward-looking phrases such as “anticipates”, “believes”, “could ”, “estimates”, “expects”, “foresees”, “intends”, “may”, “should ” or “will continue”, or similar expressions or the negatives thereof or other variations on these expressions, or similar terminology, or discussions of strategy, plans or intentions. These statements also include descriptions in connection with, among other things:

•	We and Compañía Internacional de Telecomunicaciones S.A.’s (“Cointel”) ability to remain as a going concern and remain solvent;

•	the renegotiation of Telefónica de Argentina S.A.’s (“Telefónica Argentina”) contract with the Argentine government and the future regulatory framework;

•	anticipated revenues, capital expenditures, future cash flows and financing requirements;

•	the economic and political developments in Argentina (including the effects of the devaluation and any future restrictions on payments abroad that may affect us, Cointel or Telefónica Argentina;

•	the effect of inflation and currency volatility on our financial condition and results of operations;

•	the implementation of our, Cointel’s and Telefónica Argentina’s business strategy;

•	descriptions of Telefónica Argentina’s new services and anticipated demand for services and other changes in rates and tariff regulations and charges for telecommunication services;

•	descriptions of the expected effects of Telefónica Argentina’s competitive strategies and descriptions of the effect of the liberalization of the Argentine telecommunications industry; and

•	the impact of actions taken by Telefónica Argentina’s competitors and other third parties, including courts and other governmental authorities.

Such statements reflect, as applicable, our, Cointel’s and Telefónica Argentina’s management’s current views regarding future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements that forward-looking statements may express or imply, for example:

•	the current economic stability in Argentina;

•	Telefónica Argentina’s contract renegotiation process with the Argentine government;

•	actions of creditors who did not participate in Argentina’s debt exchange offer;

•	changes in inflation;

•	the devaluation and volatility of the Argentine peso;

•	changes in financial regulation;

•	changes in telecommunications regulation;

•	revocation of Telefónica Argentina’s license to provide telecommunications services;

•	Cointel’s ability to pay or refinance its financial obligations owed to related and third parties when they become due; and

•	the outcome of pending legal claims against Telefónica Argentina.

Some of these factors are discussed in more detail in this Annual Report, including under Item 3: “Key Information—Risk Factors”, Item 4: “Information on the Company” and Item 5: “Operating and Financial Review and Prospects.” If one or more of these risks or uncertainties affects future events and circumstances, or if underlying assumptions do not materialize, actual results may vary materially from those described in this Annual Report as anticipated, believed, estimated or expected. We have no plans to update any industry information or forward-looking statements set out in this Annual Report and have no obligation to update any such statements.

PRESENTATION OF FINANCIAL INFORMATION

This Form 20-F contains (1) audited annual financial statements and notes thereto of Holding as of December 31, 2005 and 2004 and for the fiscal years ended December 31, 2005, 2004 and 2003 (the “Holding Annual Financial Statements”); and (2) audited consolidated financial statements and notes thereto of Cointel, our 50% owned company, as of December 31, 2005 and 2004 and for the fiscal years ended December 31, 2005, 2004 and 2003 and the notes thereto (the “Cointel Consolidated Annual Financial Statements”). Both the Holding Annual Financial Statements and the Cointel Consolidated Annual Financial Statements are set forth on pages F-1 through F-139 of this Annual Report.

Deloitte & Co. SRL (“Deloitte”), Member Firm of Deloitte Touche Tohmatsu, were engaged as our independent financial auditors up to the fiscal year ended December 31, 2004.

On March 3, 2005, we replaced Deloitte with Pistrelli, Henry Martin y Asociados S.R.L., Member Firm of Ernst & Young Global (“Ernst & Young”) to act as independent auditors for the fiscal year ended December 31, 2005. This decision was ratified at our shareholders’ meeting on April 28, 2005.

The Holding Annual Financial Statements and the Cointel Consolidated Annual Financial Statements as of and for the fiscal year ended December 31, 2005 included in this Annual Report were audited by Ernst & Young. Ernst & Young’s audit report dated May 9, 2006 is also included in this Annual Report.

The Holding Annual Financial Statements and the Cointel Consolidated Annual Financial Statements as of and for the fiscal years ended December 31, 2004 and 2003 included in this annual report were audited by Deloitte. Deloitte’s audit reports dated May 9, 2006, are also included in this Annual Report.

In this Annual Report, references to “$”, “U.S.$”, “U.S. dollars” and “dollars” are to United States dollars and references to “Ps.” or “pesos” are to Argentine pesos. References to “euro” or “€” are to the currency of the European Economic and Monetary Union and references to “¥” or “yen” are to Japanese yen. Percentages and some currency amounts in this Annual Report were rounded for ease of presentation.

Unless otherwise indicated, our balance sheets and income statements use the exchange rate as of each relevant date or period-end quoted by Banco de la Nación Argentina (“Banco Nación”). In the case of U.S. dollars, the Banco Nación quotes for such exchange rates were Ps.1.00 per U.S.$1.00 until December 23, 2001. From December 24, 2001 to January 10, 2002, the exchange market was officially suspended. On January 10, 2002, the Argentine government established a dual exchange rate system. The exchange rate in the free market began to float for the first time since April 1991. On January 10, 2002, the free market rate was Ps.1.70 per U.S.$1.00, while the official market rate was Ps.1.40 per U.S.$1.00. On February 8, 2002, the Argentine government repealed the dual exchange rate and since February 11, 2002, Argentina has had one freely floating exchange rate for all transactions. As of December 31, 2005, the only exchange market available was the free market and the quotation was Ps.3.03 per U.S.$1.00 and as of May 5, 2006 the exchange rate was Ps.3.04 per U.S. dollar. The reader should not construe the translation of currency amounts in this Annual Report to be representations that the peso amounts actually represent U.S. dollar amounts or that any person could convert the peso amounts into U.S. dollars at the rate indicated or at any other exchange rate. See Item 3: “Key Information—Selected Financial Data— Exchange Rate Information” and Item 8: “Financial Information—Significant Changes” for information regarding recent developments in exchange rates.

In accordance with generally accepted accounting principles and current legislation in Argentina, the presentation of the parent company’s unconsolidated financial statements is required. Proportional consolidated financial statements are to be included as supplementary information to the individual financial statements. Technical Resolution (“RT”) No. 4, “Consolidation of financial statements”, modified by RT No. 19, requires that companies having “Joint control” over other companies present supplementary information of such companies following the proportional consolidation method. Therefore, since the Company has “Joint control” over Cointel (see Note 4.a) to the Holding Annual Financial Statements), for local reporting purposes, the Company is required to consolidate (in proportion to its equity interest in Cointel), line by line, its balance sheets as of December 31, 2005 and 2004, and its statements of operations and cash flows for the years ended on December 31, 2005, 2004 and 2003, with the consolidated balance sheet, statements of operations and cash flows included in the consolidated financial statements of Cointel and its subsidiary Telefónica Argentina as of such dates. For the purpose of this Annual Report, the Company presents its unconsolidated financial statements as of December 31, 2005 and 2004 and for the years ended December 31, 2005, 2004 and 2003. Presentation of the proportional consolidated financial statements as of December 31, 2005, 2004 and 2003 has been omitted, since it is not permitted by the Securities and Exchange Commission of the United States of America (“SEC”).

For the reasons explained in Item 5: “Operating and Financial Review and Prospects—Financial Periods Covered”, our financial statements until the fiscal year ended December 31, 2001 were prepared using the financial statements of certain of our controlled companies and subsidiaries (including Cointel) for a period of equal length ended on a date three months earlier, adjusted, if applicable, for any significant events that took place during the three-month lag period. Additionally, as of December 31, 2005, 2004 and 2003, we decided to value our investment in AC Inversora S.A. (“AC”) at nil, in order to adjust the amount at which such investment is carried on our books to its recoverable value pursuant to information available as of each balance sheet date. In relation to Atlántida Comunicaciones S.A. (“Atco”) and given that we do not have a significant influence in such company, as of December 31, 2005, 2004 and 2003, we have valued our investment in Atco at nil representing its estimated recoverable value.

In this Annual Report, references to “Section 33 Companies” refers to companies that fall under the definition of “related parties” of the Ley de Sociedades Comerciales, Law No. 19,550 (“Companies Law”).

We and each of our companies prepare our respective financial statements in accordance with generally accepted accounting principles in Argentina (“Argentine GAAP”), which differ in certain significant respects from generally accepted accounting principles in the United States (“U.S. GAAP”). See Note 10 to the Holding Annual Financial Statements and Note 2 to the Cointel Consolidated Annual Financial Statements.

Fiscal year-end change

On September 18, 2001, the shareholders of Telefónica Argentina held a Special Shareholders’ Meeting and approved an amendment to its bylaws to change its fiscal year-end from September 30 to December 31 of each year. On September 14, 2001, the Comisión Nacional de Comunicaciones (the “National Communications Commission”) issued Resolution No. 1,322 authorizing Telefónica Argentina to change its fiscal year-end date. As a result, Telefónica Argentina had a three-month fiscal year ended December 31, 2001.

v

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE.

Not applicable.

ITEM 3.	KEY INFORMATION.

Introduction

We are a holding company primarily engaged through subsidiaries in the telecommunications business (“Telecommunications Business”) and the media business (the “Media Business”) in Argentina. We control our subsidiary companies, Cointel and Telefónica Argentina, jointly with Telefónica Internacional S.A. (“TISA”) and Telefónica Internacional Holding B.V. (“TIHBV”) (together with us, the “TISA Group”). Additionally, we own interests in Atco and AC as passive investments, along with other partners that are affiliates of Telefónica S.A. (“Telefónica”).

A.	Selected Financial Data.

The financial information set forth below should be read in conjunction with, and is qualified in its entirety by reference to, the Holding Annual Financial Statements, the Cointel Consolidated Annual Financial Statements and Item 5: “Operating and Financial Review and Prospects” included in this Annual Report.

Our balance sheets data as of December 31, 2005 and 2004 and the statements of operations data relating to our fiscal years ended December 31, 2005, 2004 and 2003 set forth below have been derived from the Holding Annual Financial Statements. Our balance sheets data as of December 31, 2003, 2002 and 2001, and the financial data relating to our fiscal years ended December 31, 2002 and 2001 set forth below have been derived from our audited financial statements as of and for the fiscal years ended on those dates, which have not been included herein.

Cointel’s balance sheets data as of December 31, 2005 and 2004 and the statements of operations data relating to the fiscal years ended December 31, 2005, 2004 and 2003 set forth below have been derived from Cointel Consolidated Annual Financial Statements. Cointel’s balance sheets data as of December 31, 2003, 2002, September 30, 2002 and 2001, and the statements of operations data relating to the three month fiscal year ended December 31, 2002, and to the twelve month fiscal years ended September 30, 2002 and 2001 set forth below have been derived from Cointel audited consolidated financial statements as of and for the fiscal years ended on those dates, which have not been included herein. Cointel’s balance sheets data as of December 31, 2001 and the statement of operations data relating to the three month period ended December 31, 2001, derived from unaudited financial statements that they have not been included herein.

We maintain our financial books and records and publish our financial statements in pesos and prepare our financial statements to conform to generally accepted accounting principles in effect in the City of Buenos Aires, Argentina issued by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (“CPCECABA”) and the Comisión Nacional de Valores (the National Securities Commission or “CNV”) rules. Accounting rules issued by the CNV may differ from those in the treatment of specific matters from CPCECABA rules which are professional accounting rules. This Annual Report sometimes refers to those professional accounting principles as “Argentine GAAP.” The financial statements included in this Annual Report have been prepared according to Argentine GAAP, with the exception of the application of inflation accounting for the period of 2003, as required by the CNV and legal regulations. Argentine GAAP differs from generally accepted accounting principles in the United States (“U.S. GAAP”). Note 10 to the Holding Annual Financial Statements provides a summary of this and other significant differences between Argentine GAAP and U.S. GAAP as they relate to us, including the impact of such differences on our net income and shareholders’ equity.

According to generally accepted accounting principles applied by Telefónica, for purposes of its consolidated annual financial statements for its own financial reporting, Argentina did not meet the definition of a highly inflationary economy in 2005, 2004, 2003 and 2002. Therefore, Telefónica incorporates, for consolidation purposes, our balances without computing any adjustments for the inflation experienced during 2005, 2004, 2003 and 2002. In line with this, and for our own U.S. GAAP reconciliation, we have elected not to use the alternative of maintaining the 2003 and 2002 inflation adjustment that the SEC permits for countries such as Argentina, where local financial statements are presented restated for inflation. In accordance with CNV rules, we have restated our financial statements for inflation until February 28, 2003. Therefore, we have included in our U.S. GAAP reconciliation an adjustment eliminating the effects of the inflation accounting during the fiscal years ended December 31, 2005, 2004, 2003 and 2002.

As of December 31, 2005, Cointel’s current assets are lower than its current liabilities in Ps.1,640 million, the latter including 99.5% (Ps.1,632 million) of debt owed to TISA, one of Cointel’s shareholders. Consequently, as of the issuance date of this annual report, Cointel’s ability to meet its short term obligations will depend on TISA’s continued refinancing of the loans granted to Cointel, or on obtaining other financing from related or unrelated parties, which up to date are not available in sufficient amounts for Cointel.

The auditor’s report on our and Cointel’s financial statements as of December 31, 2005, 2004 and 2003 includes an emphasis-of-a-matter paragraph regarding our and Cointel’s ability to continue as a going concern.

Our investment in Cointel as of December 31, 2005 and 2004, is valued by the equity method of accounting, calculated taking into account Cointel’s shareholders’ equity after deducting Cointel’s preferred stock and unsettled accumulated preferred dividends as of such dates, derived from the financial statements of Cointel as of December 31, 2005 and 2004, respectively, restated for inflation until February 28, 2003. In the first quarter of 2002, we eliminated the three-month lag in computing our participation in Cointel’s equity that existed until 2001. The effect of the elimination of the three-month lag and the above-mentioned alignment of periods gave rise to a Ps.41 million (restated for inflation until February 28, 2003) decrease in unappropriated earnings as of December 31, 2002, related to the loss on equity investment in Cointel during the October-December 2001 period. The equity interest in Cointel was calculated considering our equity participation in Cointel’s income for the years ended December 31, 2005, 2004 and 2003, after deducting Cointel’s accrued preferred dividends as of such dates.

The effective date of Telefónica Argentina’s Reorganization Transactions (as defined and described in Item 4: “Information on the Company—Our History and Development—Telefónica Argentina’s Reorganization”) was February 1, 2001. Following Cointel’s and Telefónica Argentina’s policy to present their interest in the income (loss) from companies in which they have control or joint control and taking into account the effects of the Reorganization Transactions, the Cointel consolidated income (loss) statements for the years ended December 31, 2005, 2004, 2003, 2002 and 2001 include:

(1)	the income (loss) from the businesses that were spun off, until the spin-off, in the line “Net (loss)/income of Telefónica Argentina’s spun-off businesses”;

(2)	the income (loss) from the telephone directory publishing business of Telinver (Telefónica Argentina’s former wholly owned subsidiary) in the line “net (loss)/income of discontinued operations.”

(3)	the income (loss) from businesses merged into Telefónica Argentina related to companies in which Telefónica Argentina had control before the merger and described in Item 4: “Information on the Company—Our History and Development”, for years prior to such merger, incorporated line-by-line; and

(4)	the income (loss) from Telefónica Argentina’s interests held in E-Commerce Latina S.A. in the line “(Loss) gain on equity investments” is not incorporated line-by-line because in the opinion of Telefónica Argentina’s management the income from this company is not material to its income (loss).

Our figures for the fiscal years ended December 31, 2002 and 2001, and Cointel’s figures for the fiscal years ended December 31, 2002, September 30, 2002 and 2001 and for the three month period ended December 31, 2001 do not include the effect of the change in accounting principles described in Note 2.4 to our Annual Financial Statement, neither the effect of the disposal of Telinver (see Note 15 to Cointel’s Annual Financial Statements).

Presentation of Figures in Constant Argentine Pesos

Our financial statements under Argentine GAAP included the effects of inflation through August 31, 1995, utilizing the inflation restatement methodology as set by the Federación Argentina de Consejos Profesionales de Ciencias Económicas, the Argentine Federation of Professional Councils in Economic Science (“FACPCE”). On August 22, 1995, the Argentine government issued Decree No. 316/95 discontinuing the requirement that financial information be restated for inflation for any date or period after August 31, 1995. Effective September 1, 1995, as required by rules issued by the CNV, we discontinued the restatement methodology, maintaining the effects of inflation accounted for in the prior periods.

As a result of the inflationary environment in Argentina (there was an increase in the applicable index for restatement of financial statements (wholesale prices) of 118.2% in the period January through December 31, 2002) and the conditions created by the Public Emergency Law No. 25,561, Ley de Emergencia Pública y Reforma del Régimen Cambiario (the “Public Emergency Law”), the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires, (the Professional Council of Economic Sciences of the City of Buenos Aires, the “CPCECABA”), reinstated inflation accounting in financial statements for the fiscal years or interim periods ended on or after March 31, 2002 in accordance with the Argentine professional accounting principles and provided that all recorded amounts restated by changes in the general purchasing power through August 31, 1995, as well as those arising between that date and December 31, 2001, are considered to be stated in currency as of December 31, 2001 (the stability period).

On July 16, 2002, the Argentine government issued Decree No. 1,269/02 repealing Decree No. 316/95, instructing the CNV, among others, to issue the necessary regulations concerning the preparation of financial statements prepared in constant currency. On July 25, 2002, under Resolution No. 415/02, the CNV reinstated the requirement to submit financial statements in constant currency. However, on March 25, 2003, the National Executive Power (the “PEN”) issued Decree No. 664/03 repealing the provisions related to the inflation adjustment established by Decree No. 1,269/02 and ordering the CNV, among others, to issue any applicable regulations to ensure that balance sheets or financial statements restated in constant currency are no longer accepted. Therefore, on April 8, 2003, Resolution No. 441/03 of the CNV set forth that from March 1, 2003, the restatement of financial statements in constant currency should be discontinued. On December 2, 2003, under Resolution of Consejo Directivo (“CD”) No. 190/03, the CPCECABA discontinued the application of the restatement of financial statements in constant currency due to inflation as set forth in professional accounting principles from October 1, 2003, since the CPCECABA considered that the conditions related to the application of the restatement for inflation continued until September 30, 2003.

As required by Decree No. 316/95, our financial statements as of and for the fiscal years ended December 31, 2001 and 2000 were not restated to reflect changes in the Argentine wholesale price index published by the Instituto Nacional de Estadística y Censos, the Argentine Institute of Statistics and Census (“INDEC”) corresponding to periods between September 1995 and December 2001. However, for comparative purposes, figures presented in this Annual Report corresponding to our balance sheets as of December 31, 2001 and 2000 and statements of operations and cash flow data for the fiscal years ended December 31, 2001 and 2000 are restated for inflation from January 1, 2002 to February 28, 2003 based on the wholesale price index.

However, the CPCECABA discontinued the application of the method that required restatement into constant currency as from October 2003. In accordance with the above, our financial statements as of December 31, 2005, 2004 and 2003 have been prepared recognizing the effects of variations in the purchasing power of the Argentine peso until February 28, 2003 (restated according to the changes in the Argentine wholesale price index published by INDEC) in compliance with the regulations issued by the PEN and the CNV (the accumulated effect on that index between January 1, 2003 and September 30, 2003 was a 1.4% decrease). The effect on our shareholders’ equity as of December 31, 2005 and 2004 and on results for the fiscal years then ended of not restating figures until September 30, 2003 is not significant. The negative shareholders’ equity as of December 31, 2003 and the net income for the fiscal year then ended would have amounted to Ps.694 million and to Ps.140 million, respectively, if they had been restated as of September 30, 2003.

Change in accounting principles. Restatement of comparative financial statements.

a) Effects of issuance of Resolution 93/2005 of the CPCECABA

In August 2005, the CPCECABA approved Resolution CD No. 93/2005, whereby it introduced a series of changes in its professional accounting standards, as a result of the agreement entered into with the FACPCE to unify Argentine professional accounting standards adopted in the city of Buenos Aires by the CPCECABA and with respect to the ones adopted by Professional Councils of other provinces of Argentina. Such Resolution is effective for the Company and TELEFONICA as from January 1, 2006. In addition, it establishes transition standards that defer the effective term of certain changes to the years beginning January 1, 2008. Early adoption is accepted.

The most relevant effect to us lies in the fact that the positive goodwill with indefinite useful life will no longer be amortized. Consequently, as from January 1, 2005 we discontinued amortizing goodwill related to the investment in Cointel. As required by the pronouncement we did not restate the figures as of December 31, 2004 and 2003.

The most significant effect to Telefónica Argentina relates to the difference between the inflation-adjusted book value of fixed assets (and other non-monetary assets) and their respective tax base (not inflation-adjusted), which is to be computed as a temporary difference resulting in the recognition of a deferred tax liability, however it may still be considered as a permanent difference provided that certain supplementary information is filed. Inflation accounting was discontinued in 2003. As of December 31, 2005, Telefónica Argentina had early adopted the changes to the accounting principles. (See Note 2.4 to the Holding Annual Financial Statements).

According to Argentine GAAP, we and Telefónica Argentina have retroactively modified the comparative financial statements as of December 31, 2004 and 2003 to give effect to this accounting change related to deferred tax liability, with effect on the initial balance of shareholders’ equity computed as an adjustment to accumulated deficit as of December 31, 2002. The retroactive effect of this change after considering the periods of estimated reversal of deferred tax assets and liabilities, resulted in a 586 million increase in Telefónica Argentina’s accumulated deficit and corresponding decrease in shareholders’ equity and consequently an increase of 190 million (calculated in proportion to our indirect ownership interest in this company) in the Company’s accumulated deficit and corresponding decrease in shareholders’ equity at the beginning of the fiscal year ended December 31, 2003.

The adjustments computed in the financial statements for the fiscal year 2005 and the retroactive restatement of comparative financial statements for the fiscal years 2004 and 2003 of the application of the new accounting principles effective in Argentina, which relate to the application of the deferred income tax method in Telefónica Argentina are as follows (amounts calculated at our equity interest in Telefónica Argentina):

	2005		2004	2003
	(2)		(3)	(3)
Income statement
Equity interests in Section 33 - Law No. 19,550	113	(1)	—	—
Net income for the year	113	(1)	—	1
Balance Sheet
Investments	189		189	190
Shareholders’ equity
Balance at the beginning of the year	(189)		(189)	(190)
Net income for the year	113	(1)	—	1
Balance at the end of the year	(76)		(189)	(189)

(1)	Net of 8 million corresponding to the taxable income from discontinued operations.

(2)	Effect of accounting change in current year financial statements.

(3)	Retroactive adjustment to comparative financial statements.

Regarding the rest of the changes provided in the Resolution 93/2005 of the CPCECABA, the Company evaluated that they were not significant for the years ended as of December 31, 2005, 2004 and 2003.

Additional comparative information has also been presented following the same presentation criterion that breaks down figures for the abovementioned 2005 financial statements.

b) Presentation of discontinued operations

The balances and transactions of the former subsidiary of Telefónica Argentina, Telinver, have been disclosed under Discontinued operations as described in note 4.b) to our Annual Financial Statements comparative financial statements have been related according.

OUR SELECTED UNCONSOLIDATED FINANCIAL INFORMATION

	Fiscal Year Ended December 31,
	2005		2004	2003	2002(8)	2001(1)(8)(9)
	(in million of pesos except for per share amounts or as otherwise indicated, Argentine GAPP financial data is restated for inflation until February 28, 2003)
STATEMENTS OF OPERATION DATA:
Argentine GAAP
Equity interests in Section 33 Companies(4) —Continuing Operations	120		(133)	95	(1,280)	(101)
Other income relating to equity interests in Section 33 Companies and fees for services provided, net	37		33	40	57	116
General and Administrative expenses	(5)		(2)	(2)	(4)	(9)
Unrecoverable VAT and other taxes	—		—	—	—	(1)
Depreciation of intangible assets and deferred charges	—		—	—	—	(1)
Financial income/(loss) on assets	—		—	—	(33)	68
Financial income/(loss) on liabilities	41		(197)	81	(791)	(80)
Income tax and tax on minimum presumed income	—		—	—	(9)	(67)
Income/(loss) from discontinued operations	33		(1)	4	—	—

Net income/(loss) of the year	226		(300)	218	(2,060)	(75)
Net earnings/(losses) per share from continuing operations (Note 2.5.g)	0.23		(0.74)	0.53	(5.09)	(0.15)
Net earning/(losses) per share from discontinued operations (Note 2.5.g)	0.04		—	0.01	—	—
Net earning/(losses) per share	0.27		(0.74)	0.54	(5.09)	(0.15)
U.S. GAAP
Equity interests in related parties and subsidiaries(3)	448		176	390	(1,386)	(538)
Net (loss)/income(3)	484		(23)	456	(2,432)	(896	)(2)
Net earnings (losses) per share under US GAAP	0.568		(0.056)	1.127	(6.009)	(1.791)
BALANCE SHEET DATA:
Argentine GAAP
Current assets	27		27	27	33	27	(9)
Ownership interests in related parties(5)(7)	750		597	731	834	1,564	(9)
Intangible assets and deferred charges	—		—	—	—	610	(9)
Total assets	777		624	758	867	2,228
Short-term bank and other financial debt	39	(6)	1,897 (6)	1,731 (6)	1,854 (6)	34	(9)
Long-term bank and other financial debt	23		22	22	25	—	(9)
Total liabilities	67		1,925	1,759	1,884	1,125	(9)
Shareholders’ equity (Accumulated deficit)	710		(1,301)	(1,001)	(1,017)	1,103	(9)

Total liabilities and shareholders’ equity	777		624	758	867	2,228	(9)

U.S. GAAP
Total assets	1,488		1,045	N/A	N/A	N/A
(Accumulated deficit)/Shareholders’ equity(3)	1,421		(880)	(857)	(1,313)	1,172	(2)

(1)	As a consequence of the disposal of our ownership interest in SHOSA (Southtel’s Successor Company) and South Cable on December 15, 2000, balance sheet and income statement data as of and for the fiscal year ended December 31, 2001 corresponds to our unconsolidated financial information.

(2)	Our net loss under U.S. GAAP and total shareholders’ equity for the year ended and as of December 31, 2001 includes Ps.919.4 million (loss) corresponding to the estimated effect of the devaluation on our net payables in foreign currency, which includes Ps.349.3 million related to our net position of assets and liabilities in foreign currency and Ps.570.1 million, corresponding to the estimated effect of the devaluation on Cointel’s and Telefónica Argentina’s net payables in foreign currency as of December 31, 2001, calculated in proportion to our ownership interest in such companies.

(3)	Includes discontinued operations.

(4)	In the years ended December 31, 2004, 2003, 2002 and 2001 includes Ps.39 million, Ps.39 million, Ps.39 million and Ps.41 million, respectively, corresponding to goodwill depreciation related to the investments in Cointel and Torneos y Competencias S.A.

(5)	As of December 31, 2005, 2004, 2003 and 2002 includes Ps.492 million, Ps.492 million, Ps.531 million and Ps.570 million, respectively, corresponding to the goodwill on Cointel.

(6)	As of December 31, 2005, 2004, 2003 and 2002 includes Ps.38 million, Ps.1,896 million, Ps.1,730 million and Ps.1,853 million, respectively, with Section 33 Companies.

(7)	As of December 31, 2005, 2004 and 2003 net of Ps.10 million, 12 million and 11 million, respectively, corresponding to net liabilities from discontinued operations.

(8)	Figures do not include the effect of the change in accounting principles in Argentina (See Note 2.4 to the Annual Financial Statements).

(9)	Figures do not reflect the effect of the accounting principles applicable to us as from January 1, 2003 implemented by Argentine GAAP.

COINTEL SELECTED CONSOLIDATED FINANCIAL INFORMATION

	Twelve-Month Fiscal Year Ended December 31, 2005	Twelve-Month Fiscal Year Ended December 31, 2004(8)	Twelve-Month Fiscal Year Ended December 31, 2003(8)	Three Month Fiscal Year Ended December 31, 2002(1)	Unaudited Three-Month Period Ended December 31, 2001 (1) (2)		Twelve-Month Fiscal Year Ended September 30, 2002 (1)		Twelve-Month Fiscal Year Ended September 30, 2001 (1)
(in million of pesos, except for per share amounts, number of common shares and operating information or as otherwise indicated; Argentine GAAP
	financial data is restated for inflation until February 28, 2003)
OPERATIONS STATEMENT DATA:
Argentine GAAP
Net revenues(9)	3,367	3,105	2,801	624	1,424		3,859		6,154
Cost of services provided(3)	(1,883)	(1,902)	(1,963)	(501)	(771)		(2,504)		(3,121)
Gross profit	1,484	1,203	838	123	653		1,355		3,033
Administrative expenses(3)	(395)	(324)	(340)	(101)	(154)		(492)		(629)
Selling expenses(3)	(422)	(306)	(264)	(69)	(385)		(757)		(918)
Depreciation of goodwill on investment in Telefónica Argentina	—	(23)	(23)	(6)	(6	)(7)	(23	)(7)	(23	)(7)
Subtotal	667	550	211	(53)	108		83		1,463
(Loss) gain on equity investments	—	(1)	(3)	1	(9)		(8)		(4)
Other expenses, net	(64)	(130)	(68)	(51)	(52)		(154)		(249)
Financial income/(loss) on assets, net	37	44	(75)	45	15		(750)		(106)
Financial (loss)/ income on liabilities, net	(532)	(648)	347	409	(106)		(3,320)		(479)
Unusual items	—	—	—	—	—		—		(15)
Income tax	375	—	—	—	(169)		(120)		(282)
Minority interest in subsidiaries	(234)	4	(143)	(101)	12		1,314		(269)
Net income/(loss) from continuing operations	249	(181)	269	250	(201)		(2,955)		59
Net loss of Telefónica Argentina’s spun-off businesses	—	—	—	—	—		—		(15)
Net income/(loss) from discontinued operations	67	(3)	11	—	—		—		—

Net income/(loss) for the year	316	(184)	280	250	(201)		(2,955)		44

Earnings/(loss) per share	0.059	(0.034)	0.050	0.047	0.038		(0.557)		0.008
Earnings/(loss) from continuing operations per share	0.046	0.034	0.050	0.047	0.038		(0.557)		0.008
U.S. GAAP
Net Revenues	3,281	2,997	2,718	N/A	N/A		N/A		N/A
Operating income	1,114	1,044	889	N/A	N/A		N/A		N/A
Net income/(loss) for the year(4)	814	289	703	471	(1,228)		(4,545)		86
Dividends attributable to preferred shareholders(4)	—	(2)	(2)	(1)	—		(2)		(3)
Increase in the carrying amount of preferred capital stock(4)	—	(2)	(1)	(1)	—		(10)		—
Earning/(loss) attributable to common shareholders(4)	814	285	700	469	(1,228)		(4,557)		83
Number of Common Shares	5,306,402,996	5,306,402,996	5,306,402,996	5,306,402,996	5,306,402,996		5,306,402,996		5,306,402,996
Income from continuing operations	805	289	694	N/A	N/A		N/A		N/A
Earnings/(loss) per share from continuing operations	0.151	0.054	0.13	—	—		—		—
Earnings/(loss) per share from discontinuing operations	0.002	—	0.002	—	—		—		—
Earnings/(loss) per share	0.153	0.054	0.132	0.088	(0.231)		(0.857)		0.016
BALANCE SHEET DATA:
Argentine GAAP
Cash and current investments	364	258	341	399	153		353		71	(5)
Fixed assets	5,950	6,584	7,329	8,476	9,716		8,763		9,890	(5)
Intangible assets and deferred charges(6)	346	359	394	433	478		434		492	(5)
Net assets of spun-off businesses	—	—	—	—	—		—		—	(5)
Total assets	7,508	7,718	8,536	9,971	12,193		10,373		12,638	(5)
Short-term bank and financial debt	2,151	2,546	3,168	3,687	2,683		4,073		2,929	(5)
Long-term bank and financial debt	2,241	2,500	2,553	3,902	2,712		4,253		2,776	(5)
Shareholders’ equity (Net Assets)	578	262	446	570	3,073		320		3,275	(5)
Total liabilities and shareholders’ equity	7,508	7,718	8,536	9,971	12,193		10,373		12,638
U.S. GAAP
Shareholders’ equity(4)	1,205	327	40	(663)	2,196		(1,133)		1,430
Total assets (4)	7,397	6,495	6,483	N/A	N/A		N/A		N/A
CASH FLOW DATA:
Argentine GAAP
Cash flows from continuing operating activities	1,755	1,556	1,476	251	419		862		1,475

	Twelve-Month Fiscal Year Ended December 31, 2005	Twelve-Month Fiscal Year Ended December 31, 2004	Twelve-Month Fiscal Year Ended December 31, 2003	Three Month Fiscal Year Ended December 31, 2002(1)	Unaudited Three-Month Period Ended December 31, 2001 (1) (2)	Twelve-Month Fiscal Year Ended September 30, 2002 (1)	Twelve-Month Fiscal Year Ended September 30, 2001 (1)

(in million of pesos, except for per share amounts, number of common shares and operating information or as otherwise indicated;

Argentine GAAP financial data is restated for inflation until February 28, 2003)

Cash used in investing activities	(430)	(387)	(143)	(36)	(209)	(308)	(926)
Cash used in financing activities	(1,235)	(1,261)	(1,370)	(169)	(128)	(272)	(1,382)
Spun off assets	—	—	—	—	—	—	(145)
Cash flows provided by spun-off businesses	—	—	—	—	—	—	162
(Decrease)/Increase in cash and cash equivalents	90	(92)	(37)	46	82	282	(816)

(1)	Figures do not include the effect of the change in accounting principles and the change in presentation criteria described in Note 2.3 to Cointel’s Annual Financial Statements or the effect of disposal of Telinver (see Note 15. to Cointel’s Annual Financial Statements).

(2)	Derived from unaudited financial statements.

(3)	Includes depreciation and amortization.

(4)	Includes discontinued operations.

(5)	Figures do not reflect the effect of the accounting principles applicable to us as from October 1, 2002 implemented by Argentine GAAP.

(6)	Includes goodwill on investment in Telefónica Argentina.

(7)	Does not include Ps.3 million, Ps.29 million and Ps.6 million as of December 31, 2001, September 30, 2002 and 2001, respectively, of goodwill of Telefónica Argentina that is classified in “Cost of services provided.”

(8)	Figures have been restated to the original amounts due to a change in accounting principles and changes to the presentation criteria described elsewhere in this document and note 2.3 to Cointel’s Annual Financial Statements.

(9)	Revenue presentation has been changed for fiscal years 2005, 2004 and 2003. See note 2.3 to Cointel’s Annual Financial Statements.

Exchange Rate Information

The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rates for the purchase of U.S. dollars expressed in nominal pesos per U.S. dollar. On May 5, 2006, the peso/U.S. dollar exchange rate was Ps.3.04 to U.S.$1.00. The Federal Reserve Bank of New York does not report a noon buying rate for pesos.

Nominal Exchange Rates

	Exchange Rate
	High(1)	Low(2)	Average(3)	Period End
Year Ended September 30, 2001	1.00	1.00	1.00	1.00
Year Ended December 31, 2001(4)	1.00	1.00	1.00	N/A
Year Ended December 31, 2002	3.90	1.70	3.15	3.37
Year Ended December 31, 2003	3.35	2.76	2.95	2.93
Year Ended December 31, 2004	3.06	2.80	2.95	2.98
Year Ended December 31, 2005	3.04	2.86	2.92	3.03
Month Ended October 31, 2005	3.02	2.91	2.97	3.00
Month Ended November 30, 2005	2.99	2.94	2.97	2.97
Month Ended December 31, 2005	3.04	2.98	3.02	3.03
Month Ended January 31, 2006	3.07	3.03	3.05	3.07
Month Ended February 28, 2006	3.08	3.07	3.07	3.07
Month Ended March 31, 2006	3.08	3.07	3.08	3.08
Month Ended April 30, 2006	3.09	3.04	3.07	3.05

(1)	The high rate shown was the highest month-end rate during the year or any shorter period, as noted.

(2)	The low rate shown was the lowest month-end rate during the year or any shorter period, as noted.

(3)	Average of the daily closing rate for year-end, month-end or period-end rates, as noted.

(4)	From December 24, 2001 through January 10, 2002, Banco Nación did not publish an official exchange rate due to governmental suspension of the exchange market.

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

Risks Relating to Argentina

Overview

We are an Argentine sociedad anónima (a corporation of limited liability) and substantially all of our operations, facilities, companies, customers and property are presently located in Argentina through our interest in Cointel and our indirect interest in Telefónica Argentina. Accordingly, Telefónica Argentina’s, Cointel’s and our financial condition and results of operations depend to a significant extent on the macroeconomic and political conditions of Argentina.

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

In April 1991, the Argentine government launched a plan aimed at controlling inflation and restructuring the economy, enacting Law No. 23,928 and its Regulatory Decree No. 529/91, known as the Convertibility Law. The Convertibility Law fixed the exchange rate at one peso per U.S. dollar and required that the Central Bank maintain reserves in gold and foreign currency at least equivalent to the monetary base. Following the enactment of the Convertibility Law, inflation declined steadily and the economy experienced growth through most of the period from 1991 to 1997. In the fourth quarter of 1998, however, the Argentine economy entered into a recession that caused the gross domestic product (“GDP”) to decrease by 3.4% in 1999, 0.8% in 2000, 4.4% in 2001 and 10.9% in 2002.

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

The Public Emergency Law was extended until December 31, 2006. As detailed below, the Argentine economy has experienced a severe recession and political and economic crisis, and the abandonment of the peso/U.S. dollar parity has led to significant devaluation of the peso against major international currencies. Argentine government actions concerning the economic policy, including with respect to inflation, interest rates, price controls, foreign exchange controls and taxes, have had and may continue to have a material adverse effect on private sector entities including us. Although some economic indicators of the Argentine economy stabilized in 2003, 2004 and 2005 we cannot provide any assurance that future economic, social and political developments in Argentina, over which we have no control, will not adversely affect our subsidiaries’ business, financial condition or results of operations, or impair our, Cointel’s or Telefónica Argentina’s ability to make payments of principal and/or interest on our or their outstanding indebtedness.

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

During Duhalde’s administration, a number of initiatives were undertaken, including:

•	ratifying the suspension of payment of certain of Argentina’s sovereign debt declared by interim President Rodríguez Saá;

•	amending the Convertibility Law, with the resulting devaluation and volatility of the peso;

•	converting certain U.S. dollar-denominated loans from financial institutions into peso-denominated debts (“pesification”) at a one-to-one exchange rate plus an adjustment for variations in consumer prices (Coeficiente de Estabilización de Referencia, “CER”) or in salaries (Coeficiente de Variación Salarial, “CVS”) and U.S. dollar-denominated bank deposits into peso-denominated bank deposits at an exchange rate of Ps.1.40 per U.S.$1.00, as adjusted by CER;

•	converting most U.S. dollar-denominated obligations with non-financial institutions into peso-denominated obligations, at a one-to-one exchange rate, plus an adjustment by CER or CVS, as the case may be, plus an equitable adjustment, in certain cases;

•	restructuring the maturity and interest rates on bank deposits and maintaining restrictions on bank withdrawals;

•	enacting an amendment to the Central Bank’s charter to (1) allow it to print currency in excess of the amount of foreign reserves it holds, (2) make short-term advances to the federal government and (3) provide financial assistance to financial institutions with liquidity constraints or solvency problems;

•	converting public service tariffs, including those of telephone services, which had been established in U.S. dollars, into pesos at a one-to-one exchange rate;

•	freezing public service tariffs, including those of telephone services, and not permitting indexing of any kind;

•	authorizing the federal government to renegotiate public service contracts on a case-by-case basis;

•	imposing restrictions on transfers of funds abroad subject to certain exceptions, most of which have been lifted; and

•	requiring the deposit into the Argentine financial system of foreign currency earned from exports, subject to certain exceptions.

Commercial and financial activities were virtually paralyzed in 2002, further aggravating the economic recession that precipitated the above-mentioned crisis.

The recession in 2002, including a 10.9% decrease in real GDP, high unemployment that preceded and that followed the devaluation of the peso and high inflation has led to a reduction of wages in real terms and of disposable income and has resulted in changes in consumer behavior across all class sectors of the Argentine population. Such effects have resulted in a decrease in the number of clients, the use of Telefónica Argentina’s services and the type of products and services demanded, with the corresponding impact on its revenues. See “—Risk Factors Related to the Telecommunication Business—Telefónica Argentina’s revenues have been in the past, and may again be in the future, adversely affected by a decrease in the number of its customers and usage of its services.”

Néstor Kirchner became the president of Argentina on May 25, 2003. Some economic indicators of Argentina began to stabilize in 2003: (i) real GDP growth during 2003 was 8.8% (Source: INDEC), (ii) inflation has stabilized and (iii) the peso strengthened versus the U.S. dollar. As of December 31, 2003, the exchange rate was Ps.2.93 per U.S. dollar compared to Ps.3.37 per U.S. dollar as of December 31, 2002.

During 2004 and 2005, the Argentine economy continued to exhibit signs of stability. In 2004 real GDP growth was 9.0% for the year. Both inflation and the peso nominal exchange rate were stable during 2004, with variations of 6.1% and 1.7%, respectively. As of December 31, 2004, the exchange rate was Ps.2.98 per U.S. dollar compared to Ps.2.93 per U.S. dollar as of December 31, 2003.

In 2005, real GDP growth was 9.2%. As of December 31, 2005, the exchange rate was Ps.3.03, up 1.7% compared as of December 31, 2004. The consumer price index had a cumulative increase of 12.3% (higher than for the same period of 2003 and 2004), while the wholesale price index had a cumulative increase of 10.6% in the same period.

The unemployment rate was 10.1% in the fourth quarter of 2005 falling down from levels of over 20% as reported during the worst periods of the Argentine crisis in 2001-2002.

Notwithstanding this continued stabilization, the Argentine economic and social situation have quickly deteriorated in the past, and may quickly deteriorate in the future, and Telefónica Argentina cannot assure you that the Argentine economy will continue a sustained growth.

The devaluation of the Argentine peso, the pesification and freezing of Telefónica Argentina’s tariffs, and the macroeconomic conditions prevailing in Argentina have had, and may continue to have, a material adverse effect on its results of operations and financial condition.

The Argentine government’s economic policies and any future decrease in the value of the peso against the U.S. dollar could adversely affect Telefónica Argentina’s financial condition and results of operations. The peso has been subject to large devaluations in the past and may be subject to significant fluctuations in the future.

The Public Emergency Law put an end to eleven years of U.S. dollar-peso parity (Ps.1.00 per U.S.$1.00) and authorized the Argentine government to set the exchange rate. After devaluing the peso, the Argentine government initially established a dual exchange rate of Ps.1.40 per U.S. dollar for certain transactions and a free-floating rate for all other transactions. This dual system was later eliminated in favor of a single free-floating exchange rate for all transactions. Since the devaluation of the peso, the Central Bank has intervened at times in the market to support the value of the peso by buying and selling U.S. dollars. The peso traded at Ps.3.37 per U.S. dollar on December 31, 2002 and at Ps.2.93 per U.S. dollar on December 31, 2003. In 2004, the peso showed signs of stability. It traded at Ps.2.98 per U.S. dollar on December 31, 2004. Moreover, during 2005 the peso fluctuation was from a minimum of

Ps.2.86 per U.S. dollar and a maximum of Ps.3.04 per U.S. dollar and it traded at Ps.3.03 per U.S. dollar on December 31, 2005. On June 25, 2002, the peso had reached Ps.3.90 per U.S. dollar.

Despite the relative stability during the past three years, Telefónica Argentina cannot assure that future polices adopted by the Argentine government will be able to maintain the stability of the peso’s value and therefore, the peso could be subject to significant fluctuations and depreciations in the future, which could materially and adversely affect Telefónica Argentina’s financial conditions and results of operations. As most of the Argentine government’s financial liabilities were U.S. dollar-denominated, there was an increase in the amount in pesos of the Argentine government’s total debt as a result of the devaluation. Peso-denominated tax revenues constitute the majority of its tax receipts and, due to inflation, tax revenues have increased in nominal terms, but have decreased in U.S. dollar terms due to devaluation. Therefore, the government’s ability to honor its foreign debt obligations has been materially and adversely affected by the devaluation of the peso. See “—Risks Factors Relating to Argentina—The tightening relationship between the international financial community and the Argentine government may impose difficulties on Argentina’s attempts to solve the problem of creditors who did not participate in Argentina’s recent debt exchange offer.”

Telefónica Argentina realizes substantially all of its revenues in Argentina in pesos and, as a result, the devaluation of the peso in 2002 and the pesification and freezing of its tariffs have had a material adverse effect on its earnings because its indebtedness is largely denominated in or linked to foreign currency and therefore the devaluation has significantly increased Telefónica Argentina’s debt in peso terms. In addition, some portion of Telefónica Argentina’s expenses, including capital expenditures, is also denominated in foreign currency. Furthermore, the devaluation of the peso has had a material adverse effect on Telefónica Argentina’s financial condition, as it’s largely peso-denominated assets have depreciated accordingly against Telefónica Argentina’s largely foreign currency-denominated indebtedness. Any further depreciation of the peso against the U.S. dollar will correspondingly increase the amount of Telefónica Argentina’s bank and financial debt in pesos, with further adverse effects on its results of operations and financial condition. As of December 31, 2005, Telefónica Argentina’s bank and financial debt in foreign currency was the equivalent of U.S.$833 million.

Given the economic situation in Argentina, it is impossible to predict whether, and to what extent, the value of the peso may further depreciate or appreciate against the U.S. dollar and how those uncertainties will affect consumption of telephone services. Moreover, Telefónica Argentina cannot predict whether the Argentine government will further modify its monetary policy and, if so, what impact these changes could have on Telefónica Argentina’s results of operations and financial condition.

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

There is considerable concern that if the Central Bank prints currency to finance public sector spending or assist financial institutions in distress or maintain the nominal U.S. dollar/peso exchange rate, significant inflation could result. During 2003, the Argentine consumer price index increased 3.7% and the wholesale price index increased 2.0%. During 2004, the Argentine consumer price index increased 6.1% and the wholesale price index increased 7.9%. In the past, inflation materially undermined the Argentine economy and the Argentine government’s ability to create conditions that would permit growth. Although in 2003 and 2004 there was a slowdown in the inflation indexes, Telefónica Argentina cannot assure you that this situation will remain the same. During 2005, the Argentine consumer price index increased 12.3% and the wholesale price index increased 10.6%, values over those of the 2003-2004 period. During the first two months of 2006, consumer prices increased 1.7%, equivalent to an annualized rate of 10.2%, a pace superior to the 5% to 8% goal range established in the Monetary Program of the Central Bank for 2005, and a rate superior to the 8.6% rate stipulated in the national budget for 2006. The printing of money by the Central Bank (which intervenes in the exchange market and maintains the price of the U.S. dollar high) and the complete utilization of the industry’s installed capacity (the current rate of investment is not sufficient in the face of the increasing growth of demand) are the principal generators of the most recent inflationary pressures.

Telefónica Argentina derives most of its revenues from monthly basic charges, measured service charges and other regulated charges. Prior to the enactment of the Public Emergency Law, those revenues were linked to a rate per unit of usage expressed in U.S. dollars and Telefónica Argentina also had the right to adjust that rate semiannually in accordance with variations in the U.S. consumer price index. Currently, however, the Public Emergency Law provides that, in agreements executed by the federal government under public law regulations, including those related to public works and services, which includes the basic telephone service offered by us, indexation clauses based on foreign currency price indices or any other indexation mechanism are annulled. In this regard, the law sets forth that the prices and rates resulting from such provisions be established in pesos at a rate of Ps.1.00 per U.S.$1.00. Any further inflation will result in further decreases in Telefónica Argentina’s revenues in real terms and will adversely affect its results of operations, provided that its tariffs do not keep pace with inflation. In addition, any further inflation could result in further increases in Telefónica Argentina’s expenses, including capital expenditures. The relationship between variables determining revenues and expenses was affected as a result of the “pesification” and freezing of Telefónica Argentina’s tariffs within the context of a potentially inflationary economy and may continue to be mismatched depending upon the regulatory framework to be designed by the Argentine government in the future. The Transfer Contract (as defined in Item 4: “Information on the Company—Our History and Development—Privatization of Argentina’s Telecommunication System”) provides for mechanisms to re-balance the relation between the variables that determine income and costs (including investments), i.e., the so-called “economic and financial equation” upon the occurrence of certain circumstances (see Note 10 to the Holding Annual financial statements). As mentioned in Note 2.4 to Telefónica Argentina’s Annual Financial Statements, the Public Emergency and Exchange System Reform Law established the pesification of originally U.S. dollar-denominated utility tariffs previously agreed upon in U.S. dollars at the U.S.$1.00 to U.S.$1.00 exchange rate and authorized the Poder Ejecutivo Nacional (Executive National Power or “PEN”) to renegotiate agreements. Given this framework, on February 15, 2006, the Renegotiation and Analysis of Public Utilities Agreements Unit (UNIREN) signed on behalf of the National Government and together with Telefónica Argentina, a Memorandum of Understanding (the “Memorandum of Understanding 2006”) which seeks a commitment to establish in the future a stable legal framework maintaining the legal conditions set forth in the Transfer Contract and the rules in force as of the date of such memorandum. After the procedures provided for in current regulations are met, this instrument will be a necessary background to execute the renegotiation with the government.

Moreover, pursuant to a joint resolution (No. 122/2006 and 558/2006, respectively), the Ministry of Economy and Ministry of Production, National Planning, Public Investment and Services called for public hearings to consider the Memorandum of Understanding. On March 21, 2006, the UNIREN set the public hearing which was celebrated on April 28, 2006 in the city of Mar del Plata, Argentina.

Although Telefónica Argentina has adopted measures to mitigate the effects of changes in it’s business resulting from the issue described in the above paragraphs, and although certain indicators of the Argentine economy are currently showing favorable signals, Telefónica Argentina’s future operating conditions might not continue to be stable in the event that new regulatory developments fail to establish rules to allow restoring the balance of variables that constitute Telefónica Argentina’s economic and financial equation. If, as a result of the future regulatory framework, rates evolve at a pace that does not allow restoring Telefónica Argentina’s economic and financial equation, such rate system could have an adverse impact on Telefónica Argentina’s financial condition and future results. See “—Risk Factors Related to the Telecommunication Business—In January 2002, the Argentine government devalued the peso, and pesified and froze Telefónica Argentina’s tariffs so the current renegotiation of Telefónica Argentina’s contract may result in a new regulatory framework that may have an adverse impact on Telefónica Argentina’s future financial position and future results of operations.”

The tightening relationship between the international financial community and the Argentine government may impose difficulties on Argentina’s attempts to solve the problem of creditors who did not participate in Argentina’s debt exchange offer.

Due to the failure to meet fiscal deficit targets, on December 5, 2001, the International Monetary Fund (“IMF”) suspended further disbursements, originally intended as financial support due to the prevailing economic difficulties of Argentina. On December 23, 2001, interim President Rodríguez Saá declared the suspension of debt payments on approximately U.S.$65.4 billion of Argentina’s sovereign debt (as of December 31, 2001, the total was approximately U.S.$144.5 billion). Consequently, the principal international rating agencies downgraded the rating of Argentina’s sovereign debt to “selective default.”

On January 24, 2003, the IMF approved an eight-month Stand-by Credit Facility for Argentina of approximately U.S.$3.0 billion that was designed to provide transitional financial support through the period prior to the inauguration of a new government, which replaced Argentina’s prior arrangements with the IMF. On September 10, 2003, after the expiration of this transitional agreement and three months after President Kirchner was elected, a long-term agreement was executed for the 2003-2006 period which implied the refinancing of liabilities for U.S.$21.6 billion and the establishment of a series of quantitative and qualitative conditions to be met by the Argentine government in principle for the 2003-2004 period, including the renegotiation of the public debt in default, tax reform, compensation to the financial system and the adjustment of utility rates, among others.

Under the agreement, the above-mentioned conditions were to be reviewed every three months. The first review took place in January 2004, and was approved by the IMF’s Executive Committee on January 28, 2004. This approval resulted in an additional disbursement of U.S.$358 million to Argentina. The second review was approved on March 22, 2004, and resulted in another disbursement of approximately U.S.$3,100 million. In August 2004, the IMF announced the suspension of the third review and postponed disbursements to Argentina totaling U.S.$728 million, in order to evaluate the implementation by the Argentine government of the pending structural reforms related to public utility contracts and the progress made in the renegotiation of the Argentine sovereign debt.

Also in August 2004, the Argentine government announced the suspension of negotiations with the IMF until December 31, 2004, so as to focus all efforts on the restructuring of its defaulted sovereign debt, but it also announced that during such period it would continue to honor its obligations to the IMF. On September 17, 2004 the IMF conceded Argentina a one-year grace period in the repayment of an amount of principal of approximately U.S.$1,100 million, initially scheduled to mature between September 20, 2004 and January 17, 2005.

On December 15, 2005, President Kirchner announced the early payback of the debt to the IMF. To that end, on January 3, 2006 a disbursement was made by the Argentine Government for an amount of U.S.$9.5 billion. The government applied toward this disbursement all “unrestricted” reserves (those in excess of the amounts that support the money supply), which would be reinforced with various sources of internal and external funding, such as funds contributed by the National Treasury, loans granted by Venezuela and other financing. In turn, the imbalance in net worth caused to the Central Bank’s reserves was compensated through the issuance of non-transferable government securities denominated in U.S. dollars. This measure calls for further improvements in Argentina’s fiscal and monetary discipline since in the light of this decrease in reserves (though transient), confidence in the system tends to drop. However, the excess in the demand of U.S. dollars appears to be temporary whereas the excess in the supply of U.S. dollars continues to be a structural reality.

The restructuring of the defaulted sovereign debt had been a goal of the Argentine government during recent years. On November 1, 2004 the Argentine government filed with the United States Securities and Exchange Commission (“SEC”) (and later with the securities commissions of Italy, Germany and Luxembourg) the terms of the new public debt securities to be issued in order to restructure the defaulted debt. Sovereign debt in default totaled approximately U.S.$100 billion, comprised of approximately U.S.$81.1 billion of principal and U.S.$18.2 billion of unpaid interest accrued before December 31, 2001.

The new securities were denominated in U.S. dollars, euros, Japanese yen and Argentine pesos (indexed by CER). The securities are governed by the laws of New York and Argentina for the U.S. dollar bonds, England for the euro bonds, Japan for the Japanese yen bonds and Argentina for the peso bonds indexed by CER.

After a process of renegotiation with creditors, on December 9, 2004, Executive Decree No. 1735/04 was issued, approving the debt restructuring under the terms and conditions set forth in the offering circular supplement attached to such Decree, and approving the terms and conditions of the new securities delivered in exchange for the eligible securities.

As far as the renegotiation of the defaulted sovereign debt is concerned, the government presented, on March 18, 2005 the outcome of the exchange process that concluded on February 25, 2005. The acceptance rate was 76.15% even though the government’s expected level had been, at minimum, a two-thirds acceptance level and the international financial community demanded a minimum of 80%. As a result, Argentina’s total sovereign debt decreased from U.S.$189.8 billion to U.S.$126.5 billion (equivalent to 77% of GDP, according to the official figures). In any event, this level of indebtedness is still above the one prevailing as of December 2001, but the terms have been considerably extended and the amounts corresponding to the service of the debt are also lower.

Despite the results of the restructuring, it is impossible to predict the effect that this will have on investor confidence or on the Argentine economy. Moreover, there can be no assurance that the Argentine government will not default on its obligations under these new bonds in the future. In addition, the Argentine government must continue to honor principal and interest payments to credit agencies such as The World Bank without subsequent new loans in order to avoid a default vis-à-vis such agencies.

Argentina will also have to withstand any legal actions that may be filed by bondholders who did not accept the Argentine government’s exchange offer. At present, there are legal actions in the United States, Italy and Germany, and it is impossible to determine what the outcome of these proceedings will be. A judgment against the Argentine government in such pending cases could result in a reduction in funding sources and investment capital, which could have a significant effect on the Argentine government’s capacity to implement reforms and reinstate sustainable economic growth, all of which could adversely affect us.

All such events could also impair Argentina’s capacity to maintain the current economic recovery and could result in a recession, higher inflation, unemployment and social discontent.

The Argentine financial system is gradually recovering, but depends on the reversal of the cumulative losses of financial institutions and their ability to prevent future collapses that would frustrate economic growth.

During the second half of 2001, a significant amount of deposits was withdrawn from financial institutions as a result of increasing political instability and uncertainty resulting in a run on the U.S. dollar reserves of local banks. To stop such a run, on December 1, 2001, the De la Rúa administration restricted the amount of cash that account holders could withdraw from banks and introduced exchange controls restricting capital outflows. Although many of these restrictions, known as the “corralito”, are no longer in place, the Duhalde administration subsequently implemented a schedule, known as the “corralón”, which stated how and when money in savings and checking accounts and time deposits would become available, in an attempt to stop the continuing drain on bank reserves.

On February 4, 2002, pursuant to Emergency Decree No. 214/02, the Argentine government converted all foreign currency-denominated bank deposits into peso-denominated bank deposits at the exchange rate of Ps.1.40 per U.S. dollar plus an adjustment to CER plus an interest rate of 2%. The Argentine government also announced the conversion of most U.S. dollar-denominated debts with Argentine financial institutions into peso-denominated debts at a one-to-one exchange rate to be adjusted pursuant to the CER. In March 2002, the Argentine government issued Decree No. 762/02 by which it replaced the CER, for certain debts, with the CVS. Since January 2002, the Central Bank has been forced to grant substantial financial aid to most of the banks in the Argentine financial system. The corralito, the corralón and certain other measures, to a significant extent, shielded banks from a further massive withdrawal of deposits, but they also led to the paralysis of virtually all commercial and financial activities, diminished spending and greatly increased social unrest, exacerbating the already severe recession. As a result of these developments, financial institutions across the board in Argentina have been negatively impacted.

Through Decree No. 739/03 dated March 28, 2003, the Argentine government made an attempt to eliminate the corralón by giving depositors the option to be reimbursed pursuant to a schedule for their deposits in pesos which were originally denominated in U.S. dollars, at a Ps.1.40 per U.S.$1.00 exchange rate, plus an adjustment to CER and accrued interest, and to receive a 10-year U.S. dollar-denominated bond to be issued by the Argentine government to cover the difference between the amount in pesos to be received by the depositors and the face amount of the original deposit made in U.S. dollars at the exchange rate applicable on April 1, 2003, which was Ps.2.96 per U.S. dollar.

In a decision dated March 5, 2003, the Supreme Court of Argentina struck down the mandatory conversion of U.S. dollar deposits held by the Province of San Luis with Banco Nación pursuant to Emergency Decree No. 214/02 on constitutional grounds. Moreover, in a decision dated July 13, 2004, the Supreme Court determined that if a depositor had accepted pesos as payment for his original deposit in U.S. dollars at the exchange rate stipulated by the Public Emergency Law (Ps.1.40 plus CER per U.S.$1) without reserving the right to claim the difference between the amount received and the amount that would have been received if the exchange rate applied had been the free market exchange rate, then that depositor would be barred from filing such claim. Also, on October 27, 2004, the Supreme Court affirmed the constitutionality of the Public Emergency Law and the pesification.

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

The relative stability of the exchange rate and inflation in Argentina and the higher confidence, as compared to the 2001-2002 period, have allowed a gradual accumulation of deposits. Interest rates have dropped for certain periods of time, even to negative levels in real terms, due to the high liquidity levels that financial institutions maintain and the fact that there has been no increase in loans granted by these institutions. As a consequence, the risks related to the Argentine financial system are no longer due to liquidity problems but are due to its solvency and profitability. If the relationship between the supply and the demand of credit remains mismatched due to problems of profitability, then there is a risk that the financial institutions will collapse, as a consequence of operating with negative margins during an extended period of time. Thus, the size of the Argentine financial market and the ability of private companies, including us, to obtain financing could be reduced.

Future exchange controls may prevent us from servicing our and Telefónica Argentina’s foreign currency-denominated debt obligations.

Since early December 2001, the Argentine authorities implemented a number of monetary and currency exchange control measures that included restrictions on the withdrawal of funds deposited with banks and tight restrictions on transfers abroad. Most restrictions in connection with repayments to foreign creditors have been lifted. These regulations have been changing constantly since they were first promulgated and Telefónica Argentina cannot assure you that they will not be put in place again and, if they are, whether they will be made stricter than they were before.

Risk Factors Related to Us

The deterioration of the Argentine economy and the pesification and freezing of Telefónica Argentina’s tariffs have made it difficult for us and Cointel to access the capital markets or obtain new third-party financing in amounts sufficient to enable us and Cointel, together with internally generated funds, to meet our respective debt obligations, corresponding mainly to a significant amount of indebtedness owed to TISA.

We are a holding company with a negative working capital of Ps.17 million as of December 31, 2005, with a dependency on dividends and distributions from our subsidiaries, on fees under the Telefónica Holding Advisory Agreement paid to us in cash by Telefónica S.A., Sucursal Argentina (“TESA Arg.”) (the “Telefónica Holding Advisory Agreement”), on proceeds from the disposal of our ownership interests and other assets, and on various forms of borrowing. We use our funds mainly to pay interest on our financial debt and negotiable obligations.

None of our subsidiaries and none of our stockholders has any obligation to pay amounts due from us to third parties or to make funds available therefor, whether in the form of loans, dividends or otherwise under the Telefónica Holding Advisory Agreement.

Because we are a holding company, upon the liquidation or reorganization of any subsidiary, or any of their subsidiaries, our right to participate directly or indirectly, as the case may be, in any distribution of such a subsidiary’s assets (and thus the ability of the holders of outstanding debt securities issued by us pursuant to the terms of the Indenture dated February 24, 1997 among us and the Bank of New York (the “1997 Indenture Notes”) or other creditors to benefit indirectly from such distribution) is subject to prior claims of creditors of such subsidiaries and their subsidiaries, including trade creditors.

In light of the combination of macroeconomic and regulatory developments that occurred in Argentina mainly during 2002, and the negative impact those events had on our and Cointel’s financial condition, we and Cointel cannot assure you that we or Cointel will be able to access the capital markets and new third-party financing sources, both domestically and internationally, in amounts sufficient to enable us or Cointel to meet our respective debt obligations. Furthermore, we and Cointel are unable to determine whether the current macroeconomic environment in Argentina will worsen in the short-term and further harm our and Cointel’s ability to meet our respective current and future debt obligations.

We had outstanding as of December 31, 2005 the following indebtedness:

•	U.S.$13 million in short-term intercompany loans with TISA (including interest); and

•	9.75% Notes due 2007 totaling approximately U.S.$8 million.

Cointel had outstanding as of December 31, 2005 the following unconsolidated indebtedness and preferred stock:

•	Ps.47 million (originally in U.S. dollars and pesified by the Public Emergency Law, plus an adjustment for variations in consumer prices (Coeficiente de Estabilización de Referencia, “CER”)) in preferred capital stock and Ps.13.9 million in accumulated unpaid but not due preferred dividends; and

•	U.S.$538 million in short-term intercompany loans with TISA (including interest).

Our and Cointel’s debt with TISA matures in December 2006, subject to TISA’s right to immediately accelerate such indebtedness if, among other things:

•	there are changes in Telefónica Argentina’s, Cointel’s or our equity or our economic and financial situation that, due to their adverse nature, may adversely affect our respective abilities to comply with our respective obligations under the loan agreements, including the ability to pay interest; and

•	proceedings are commenced against us, Telefónica Argentina or Cointel which may result in an auction or attachment with a value greater than a certain percentage of our respective shareholders’ equity.

In connection with the loans from TISA, we assumed certain commitments, mainly involving limitations on the sale of assets, limitations on liens of certain assets, limitations on us or any of our affiliates becoming a party to a merger or spin-off transaction and limitations on operations, with certain exceptions. The loans call for acceleration of principal and accrued interest in the following circumstances: (1) upon a default by us on any of the commitments assumed under the loan, (2) in the event of any change of control with respect to us, (3) if we or our affiliates are unable to comply with our obligations, (4) upon changes in our main business activity, (5) if we or any of our affiliates loses certain government licenses obtained, (6) if there are changes in our equity, economic and financial situation that, due to their adverse nature, may affect our ability to comply with the obligations assumed in the agreement and (7) if there are restrictions that may limit our ability to repay our debts.

In relation to the loans mentioned above, TISA has advised us that, until the maturity of the loans, it will waive all acceleration events as defined in the agreements. Specifically, the above-mentioned loan agreements provide for acceleration in the event certain court or out-of-court proceedings are filed for an amount in excess of a certain percentage of our net equity or that of any relevant affiliate. We obtained a waiver of such acceleration provisions until the maturity of the loan.

In connection with the loans from TISA, Cointel assumed certain commitments, mainly involving restrictions on the sale of assets and encumbrances on certain assets, and on Cointel or any of its affiliates becoming a party to mergers or spin-offs, with certain exceptions.

The loans call for acceleration of principal and accrued interest in the following circumstances: (1) upon Cointel’s defaulting on any of the commitments it assumed under the loan, (2) in the event of any change of control of Cointel, (3) Cointel or its affiliates defaulting on their obligations in excess of euro 20 million or its equivalent in other currencies, (4) upon changes in Cointel’s main business activity, (5) if Cointel or any of its affiliates loses certain government licenses obtained, (6) if there are changes in Cointel’s equity, economic and financial situation that, due to their adverse nature, may affect Cointel’s ability to comply with the obligations assumed in the agreement and (7) if there are restrictions that may limit the ability of Cointel to repay its debts.

In relation to the loans mentioned above, TISA has advised Cointel that until December 31, 2006, the effects of the Public Emergency Law and Currency Exchange System Reform implemented in Argentina by Decree No. 1,570/01, Law No. 25,561 as supplemented and amended and in force, will not be considered an event of default as defined under the loan agreements. Additionally, the loan agreements in effect include acceleration events in case certain court or out-of-court proceedings are filed for amounts in excess of certain assets or net equity percentages of Cointel or of a material affiliate, as defined in such loan agreements. Cointel obtained a waiver of such acceleration provisions until December 31, 2006.

As of December 31, 2005, our current unconsolidated assets were lower than our current unconsolidated liabilities for an amount of Ps.17 million, the latter including approximately Ps.38 million of debt owed to TISA.

As of December 31, 2004, we carried, prior to the change of the balances of prior years carried out according to “Changes in Accounting Principles. Restatement of Comparative Financial Statements” (see Note 8 to the Holding Annual Financial Statements), accumulated losses amounting to Ps.2,267 million and negative shareholders’ equity amounting to Ps.1,112 million. Under Argentine corporate law, if a corporation presents annual financial statements that report negative shareholders’ equity, the corporation is required to commence dissolution proceedings unless its shareholders take action (either by making a capital contribution or authorizing the issuance of additional shares of the corporation) to increase the capital stock.

On December 16, 2004, the general and special Class B shareholders’ resolved to increase the capital stock by Ps.2 million, from Ps.404,729,360 to Ps.406,729,360, in accordance with the provisions of Resolution No. 466/04 of the CNV, and to issue at par value 2,000,000 common Class B shares of one peso (Ps.1) face value each and entitled to one vote per share, which will have the same rights to dividends (as from the beginning of the fiscal year in which the shares are issued), and will rank pari passu with the remaining Class B shares outstanding as of their issuance date. In addition, the shareholders approved the application for public offering of the new shares to be issued as a result of the capital increase and their listing on the Buenos Aires Stock Exchange. As of the date of issuance of this Annual Report, such capital increase is pending approval by the CNV and the Buenos Aires Stock Exchange and pending registration by the Public Registry of Commerce.

Due to our negative shareholders’ equity situation at the end of December 2004, we were under the conditions for dissolution due to the loss of our capital stock set forth in Item 5 of Section 94 of the Companies Law. However, Decree No. 1,269/02 dated July 16, 2002 had suspended the enforcement of Item 5 of Section 94 of the Companies Law until December 10, 2003 and Decree 1,293/03 dated December 23, 2003 had suspended the enforcement of such provision of the Companies Law until December 10, 2004. Furthermore, Decree No. 540/05 dated May 30, 2005 further extended that suspension until December 10, 2005, although we were, by that time in the process of increasing our capital stock to avoid future dissolution proceedings under Argentine corporate law.

On December 28, 2004, the Board of Directors called a special shareholders’ meeting on February 15, 2005 to consider the partial capitalization of the loan held by TISA with us, for an amount of up to approximately Ps.2,046 million.

On February 15, 2005, the special shareholders’ meeting approved the increase of the capital stock, for an amount of up to Ps.2,046 million, ratified the capital stock increase of Ps.2 million approved by the shareholders’ meeting of December 16, 2004 and delegated to our Board of Directors the setting of the final amount and other issuance conditions of such capital stock increase. The capital increase could be subscribed with (i) the partial capitalization of the loan held by TISA with us, (ii) the irrevocable capital contributions of TISA for future share subscriptions of Ps.2 million or (iii) cash. At this special shareholders’ meeting, TISA expressed its intention to partially capitalize its loan for an amount of Ps.1,785 million. Such increase of capital was approved by the CNV in its Resolution No. 15,113 dated July 14, 2005 and by the Bolsa de Comercio de Buenos Aires (Buenos Aires Stock Exchange or “BCBA”) on August 3, 2005, and for such reason, our Board of Directors at its meeting dated August 19, 2005 approved the opening of the preemptive subscription period for a term of 30 days, which expired on October 4, 2005. On October 6, 2005, the Board of Directors fixed the final amount of the capital increase at Ps.1,787 million Class “B” common shares, which were fully subscribed and paid in as of such date; consequently, our stock capital was increased from Ps.405 million to Ps.2,192 million. At the date of this annual report, the above-mentioned capital stock increase is registered with the Registrio Publico de Commercio (“RPC”).

As a result of this capital stock increase, we have reversed our negative shareholders’ equity situation; therefore, we are no longer subject to the conditions of Item 5 of Section 94 of the Companies Law.

Notwithstanding the reversal of our negative shareholders’ equity situation, we are still subject to Section 206 of Law No. 19,550 because our cumulative losses exceed reserves and 50% of the capital stock. This situation was discussed at the General and Special Shareholders’ Meeting held on April 28, 2005. The shareholders, together with our Board of Directors, will take the necessary steps to address this situation.

Cointel has also experienced economic difficulties resulting from the recent Argentine economic crisis. Cointel’s general financing policy is to cover future needs to repay short-term debt, if possible, depending on the evolution of the economic situation, with bank loans and/or access to the capital markets and TISA’s loans, or alternatively, by refinancing its debt obligations.

We are evaluating Cointel’s financing needs considering the Argentine economic situation and the current difficulties in accessing credit, and we have committed to use our best efforts to provide financing directly or indirectly, subject to our fund availability, which depends on the development of the issues affecting our financial situation.

In addition, Telefónica has advised Cointel that, as of the date of issuance of this Annual Report, it was still evaluating financing alternatives for Cointel, including the possibility of refinancing the short-term TISA loans to Cointel and, if necessary, providing additional financing.

As of December 31, 2005, Cointel’s unconsolidated current assets are lower than its current liabilities by Ps.1,640 million, the latter including approximately Ps.1,632 million of debt owed to TISA. Consequently, Cointel’s ability to meet its short-term liabilities will depend on TISA’s continued refinancing of the loans granted to Cointel, or on other financing from related or unrelated parties, which to date are not available in sufficient amounts for Cointel.

Should no financing alternatives be available to Cointel or should Cointel not succeed in obtaining additional refinancing, Cointel will not have sufficient funds available to meet its current financial liabilities.

Although Cointel will continue to use its best efforts to obtain additional financing, which up to date has had favorable results evidenced by waivers granted from creditors and short-term refinancing, as of the date of this Annual Report it is not possible to predict whether Cointel will be able to pay its current liabilities in the normal course of business, maintain its normal operations and remain as a going concern.

The interest of our affiliates, as our equity owners and creditors, may conflict with the interests of the holders of our notes or shares.

Under Argentine law, the protections afforded to minority shareholders and the fiduciary duties of directors may, in some respects, be less than in the United States and certain other jurisdictions. Telefónica has advised us that it intends to maintain its current beneficial ownership of Cointel, Telefónica Argentina, Atco and AC and, therefore, to continue to participate in those companies and to determine the outcome of any action requiring the approval of their respective shareholders. Additionally, Telefónica may advise us to sell and transfer our equity interest in Atco and AC to an affiliate of Telefónica. Actions within the control of Telefónica and its affiliates include the election of our Board of Directors and the Boards of Directors of Cointel, Telefónica Argentina, Atco and AC (as well as for TISA and TIHBV, each wholly owned subsidiaries of Telefónica that together own 50% of Cointel’s voting capital stock not owned by us) and, subject to the requirements of Argentine laws, the payment of dividends by those companies. Telefónica Argentina’s day-to-day management and operations are the responsibility of Telefónica, as the operator under the Management Contract, as defined below. Affiliates of Telefónica are also involved in other investments and operations in the Argentine communications and media sector, some of which may involve or impact us, Cointel, Telefónica Argentina, Atco, AC or their respective subsidiaries.

The interest of Telefónica and TISA as our equity investors may conflict with the interests of the holders of our notes or shares. Moreover, TISA has made substantial extensions of credit to us and is our, Telefónica Argentina’s and Cointel’s largest creditor. As of December 31, 2005, we owed approximately U.S.$13 million in short-term debt to TISA. As of December 31, 2005, Cointel owed approximately U.S.$551 million in consolidated short-term intercompany loans with TISA. TISA’s interests as our creditor and the creditor of Cointel may conflict with the interests of the holders of our notes. All of the intercompany loans made to us, Telefónica Argentina and Cointel are short-term in nature, and as a result, must be paid in full prior to the time we are required to make scheduled payments on our long-term third-party debt obligations.

Conflicts of interest among us, Telefónica, TISA, Cointel, Telefónica Argentina, Atco and AC, and other affiliates of Telefónica Argentina may therefore arise in connection with the negotiation and performance of duties including those under the Telefónica Argentina Management Contract and the Telefónica Holding Advisory Agreement, as well as in connection with other business activities. Telefónica, through affiliates, also has other joint and separate investments in the communications and media sector in Argentina, including in mobile cellular services and personal communications services (“PCS”), following the spin-offs of Telefónica Argentina’s wireless services business and data transmission business, that are controlled by Telefónica Móviles and Telefónica DataCorp, each a controlled subsidiary of Telefónica that is independent of us, Cointel, Telefónica Argentina, Atco and AC. In some circumstances, our interests and those of our subsidiaries may not be aligned with and may perhaps be adverse to the interests of Telefónica or to its affiliates. We cannot assure you that Telefónica or its affiliates will not limit or cause us and our subsidiaries, and their subsidiaries, including Telefónica Argentina, to forego business opportunities that other Telefónica affiliates may pursue, or that the pursuit of opportunities by other affiliates will be in our interest.

Additionally, Telefónica may exercise its control over the payment of dividends by us, Cointel, Telefónica Argentina, Atco and AC (subject to the requirements of Argentine law) to determine the amount or frequency of dividend payments in order to allocate capital, fund expenditures or distributions by us, Cointel, Telefónica Argentina, Atco, AC and other Telefónica affiliates or for other purposes.

Aside from requirements of Argentine law which establish that dividends must be paid out of net earned liquid profits arising from approved financial statements, there are currently no contractual restrictions on our, Cointel’s and Telefónica Argentina’s ability to pay dividends. Under Argentine law we, Cointel and Telefónica Argentina will be able to resume paying dividends when we each have new accumulated gains and to the extent we have not consumed our legal reserve to absorb accumulated losses. Telefónica and its subsidiaries, through us, may exercise its control over Cointel’s and Telefónica Argentina’s ability to pay dividends (subject to requirements of Argentine law) or to increase the amount or frequency of dividend payments in order to fund expenditures or distributions or for other purposes. As a result, Telefónica, through us, has the legal right and voting power to cause us, Cointel and Telefónica Argentina to pay cash dividends to its shareholders in amounts and at times that may not be in the best interests of Telefónica Argentina’s, Cointel’s and our creditors.

Moreover, we cannot assure you that Telefónica or its affiliates will provide us with additional intercompany financing support.

Because the Argentine standards for disclosure and accounting differ from those of the United States, information about us may not be as detailed or comprehensive as that of non-Argentine issuers, including that of U.S. companies.

The periodic disclosure required of foreign issuers under the Exchange Act is more limited than the periodic disclosure required of U.S. issuers. Publicly available information about issuers of securities listed on the Buenos Aires Stock Exchange also provides less detail in certain respects than the information that is regularly published by or about listed companies in the United States or in some other countries. Furthermore, there is a lower level of regulation of the Argentine securities markets and of the activities of investors in such markets as compared with the securities markets in the United States and certain other developed countries. We prepare our financial statements in accordance with Argentine GAAP, which differs in certain respects from U.S. GAAP. See Note 10 to the Holding Annual Financial Statements.

We, Cointel and Telefónica Argentina suffered a significant loss in 2002, which resulted in the elimination of our, Cointel’s and Telefónica Argentina’s unappropriated earnings, and therefore the loss of our, Cointel’s and Telefónica Argentina’s ability to distribute dividends.

Our only significant source of cash revenues has been the cash dividends paid to us by Cointel and the income under the Telefónica Holding Advisory Agreement. Cointel paid to us cash and in kind dividends totaling Ps.1,452 million (in pesos restated for inflation until February 28, 2003) from January 1, 1994 through December 31, 2001. We did not receive any dividends during the fiscal years ended December 31, 2005, 2004, 2003 and 2002. Atco and AC have never paid dividends to us and we do not expect any in the near future. Cointel’s ability to pay dividends, while also meeting its debt service requirements, similarly depends principally on Telefónica Argentina’s payment of dividends to its shareholders (including Cointel). The ability of Telefónica Argentina and Cointel to pay dividends will also depend on applicable laws and, under certain circumstances, restrictions contained in applicable agreements or debt instruments. Under Argentine law, dividends can only be paid out of liquid and realized profits reflected in annual audited and approved financial statements. In addition, pursuant to the Companies Law, dividends cannot be paid until losses from prior fiscal years have been absorbed. The declaration and payment of dividends by companies require the affirmative vote of a majority of their respective directors and of their shareholders represented at a shareholders’ meeting.

The effect of the devaluation of the peso and the pesification and freezing of Telefónica Argentina’s tariffs has eliminated our, Cointel’s and Telefónica Argentina’s unappropriated retained earnings and caused us, Cointel and Telefónica Argentina to carry accumulated losses. As of December 31, 2005, such losses exceeded our, Cointel’s and Telefónica Argentina’s reserves, including the reserves for future dividends out of which cash dividends are distributed. Under Argentine law, we, Telefónica Argentina and Cointel are unable to distribute dividends until the unappropriated losses are absorbed and we, Cointel and Telefónica Argentina restore our respective reserves with new gains to a level equal to the percentage of share capital prior to such losses. None of us can make dividend payments in 2006 based on our respective Financial Statements for the year ended December 31, 2005.

At a Shareholders’ Meeting held on April 21, 2006, Telefónica Argentina’s shareholders approved the absorption of the total Ps.2,968 million loss recorded under unappropriated retained earnings by offsetting such balance against the whole balance of Reserve for future dividends: Ps.1,626 million, the whole balance of Statutory reserve: Ps.416 million and a part of the balance of Inflation adjustment for Ps.926 million in accordance with the provisions of the Argentine Securities Commission.

As a result of the above-mentioned absorption, Telefónica Argentina will not be able to distribute dividends until a statutory reserve is set up again for Ps.416 million and a reserve is raised in relation to income for the year ended December 31, 2005 for Ps.38 million in accordance with the provisions under section 70 of the Companies Law No. 19,550.

The Shareholders’ Meeting of Cointel held on April 21, 2006 approved the absorption of the total 2,653 million loss recorded under unappropriated retained earnings by offsetting such balance against the whole balance of Reserve for future dividends: 838 million, the whole balance of Legal reserve: 226 million, Premium on share issue: 34 million and a part of the Adjustment to Capital Stock for 1,555 million.

As a result of the above mentioned absorption, Cointel will not be able to distribute dividends up and until a legal reserve is set up again in accordance with the provisions under section 70 of the Companies Law No. 19,550.

Apart from these restrictions under Argentine law, there are currently no contractual restrictions on our respective abilities to pay dividends. However, at this time, it is impossible to predict when, or if, we, Cointel or Telefónica Argentina will have enough gains after unappropriated or accumulated losses are absorbed to enable us to resume paying dividends.

Risk Factors Related to the Telecommunication Business

In January 2002, the Argentine government devalued the peso, and pesified and froze Telefónica Argentina’s tariffs so the current renegotiation of Telefónica Argentina’s contract may result in a new regulatory framework that may have an adverse impact on Telefónica Argentina’s future financial position and future results of operations.

In January 2002, tariffs for basic telephone services and long-distance services, which Telefónica Argentina charges its customers, were converted to pesos from U.S. dollars and fixed at an exchange rate of Ps.1.00 per U.S.$1.00. Telefónica Argentina’s tariffs were also frozen, as indexation of any kind is not permitted under the Public Emergency Law. The Public Emergency Law also authorized the Argentine government to renegotiate its contracts related to public works and services. Telefónica Argentina is currently, and has been since 2002, in the process of renegotiating its contract with the Argentine government.  According to the Public Emergency Law, the government must consider the following factors when negotiating the contract:

•	the effect of tariffs on the competitiveness of the general economy and in the distribution of income;

•	the quality of the services;

•	the investment plans when such issues are included in the pertinent agreements;

•	consumer protection and accessibility of the services;

•	the security of the systems; and

•	profitability of the company.

The outcome of the contract renegotiation is uncertain and therefore we cannot assure you that future regulatory framework that results from the renegotiation will maintain the value in U.S. dollars or constant pesos over time to compensate for any past and future increases in inflation or increases in the peso/U.S. dollar exchange rates. Inflation in terms of wholesale price index and consumer price index for 2002 and 2003, on an accumulated basis, was 122% and 46%, respectively, and devaluation during that time amounted to 193%. During 2004, inflation in terms of the wholesale price index was 7.9% and in terms of the consumer price index was 6.1%. Moreover, during 2005, the Argentine consumer price index increased 12.3% and the wholesale price index increased 10.6%, increases that were higher than in the 2003-2004 period. The cumulative devaluation for the four years ended December 2005 was 203.2%. Pursuant to the process established for the renegotiations, Telefónica Argentina has submitted both an interim request for a tariff increase and a comprehensive proposal regarding Telefónica Argentina’s tariff regime within the time period established. Other than the deadline set forth in Law No. 25,972, we do not know when the renegotiations will be concluded and whether they will be concluded in a manner that will not have an adverse effect. The term has been further extended until December 31, 2006 pursuant to Law No. 26,077.

On July 3, 2003, through Decree No. 311/03, a UNIREN Commission was created, which is to be headed by the Minister of Economy and the Minister of Production, National Planning, Public Investment and Services. Such Commission is in charge of the renegotiation of the contracts through the Renegotiation of Public Works and Services Agreements Committee created by Decree No. 293/02.

On October 21, 2003 Law No. 25,790 became effective, extending the term for the renegotiation of the agreements for public works and utilities until December 31, 2004. The term of the Law No. 25,790 has been further extended until December 31, 2006 pursuant to Laws No. 25,972 and No. 26,077. The National Executive Power is responsible for submitting the proposals to the Argentine Congress, which will have to approve such proposals within 60 calendar days counted from its receipt. In the event such period expires without Congress having reached a decision, the proposal shall be deemed accepted. If the proposal is rejected, the National Executive Power shall resume the process of renegotiating the relevant agreements.

This law also established that the decisions made by the National Executive Power during the renegotiation process shall not be limited by, or subject to the stipulations contained in the regulatory frameworks currently governing the concession or licensing agreements for the respective public utilities. Renegotiation agreements may cover partial aspects of concession or licensing agreements, and may contain formulas to adjust such agreements or temporarily amend them. The law also includes the possibility of agreements subject to periodical reviews or subject to quality parameters applied to services rendered. If there are temporary amendments, such amendments must be taken into consideration in the final agreements reached with concessionaires or licensees. The legal provisions do not authorize licensees of public utilities contractors or concessionaires to suspend or alter compliance with their duties.

Under the legal framework described, on May 20, 2004, Telefónica Argentina, Telecom Argentina S.A. (“Telecom”) and the Argentine government signed a Memorandum of Understanding (the “Memorandum of Understanding”) pursuant to which the government agreed to maintain the General Tariff Structure currently in force for the Basic Telephony Service until December 31, 2004, without waiving Telefónica Argentina’s rights to renegotiate its contracts. The parties also ratified their intent to reach a final contractual renegotiation before

December 31, 2004, which did not happen. In addition, pursuant to the provisions of the Transfer Contract, the parties agreed that any new tax or charge, or any variation in those currently in force, subject to the control of Regulatory Authorities as established in certain sub-sections of the List of Conditions (conditions to maintain Telefónica Argentina’s license to provide telecommunication services, the “List of Conditions”), shall be itemized in the bills issued to customers for services in the jurisdictions levied with the respective tax or charge.

With the objective of establishing mechanisms to enhance access to telecommunications services, in the Memorandum of Understanding an agreement was reached to implement the measures necessary to develop the following services:

1.	virtual telephony cards for the beneficiaries of the Head of Household Plan (an unemployment plan) and for pensioners who do not have a telephone line and who meet the eligibility requirements set forth in the respective resolution;

2.	internet access service in all its provincial centers at discount prices; and

3.	inclusion of heads of household who own a telephone line and meet the respective eligibility requirements for registration in the program “Retirees, Pensioners and Low-Consumption Households.”

As stated in the Memorandum of Understanding, the Secretary of Communications issued Resolutions No. 261, No. 272 and 273 accepting the proposed points mentioned above. In the opinion of our and Telefónica Argentina’s management, the application of the measures mentioned in sub-paragraphs 1, 2 and 3 will not have a significant impact on Telefónica Argentina’s results.

In the Memorandum of Understanding 2006, the parties agreed to comply with and maintain the legal conditions provided in the Transfer Contract and regulations effective to date. Thirty days after the public hearing to be summoned by the UNIREN to discuss the Memorandum of Understanding 2006, both Telefónica Argentina and its shareholders are required to suspend for 210 working days all the claims, remedies, and lawsuits filed or in progress before administrative and arbitral tribunals, or any court of law, in Argentina or abroad, based on or related to the events occurred or measures taken as a result of the emergency situation under Law No. 25,561 regarding Telefónica Argentina’s license and Transfer Contract.

Moreover, pursuant to a joint resolution (No. 122/2006 and 558/2006, respectively), the Ministry of Economy and Ministry of Production, National Planning, Public Investment and Services called for a public hearing to consider the Memorandum of Understanding. On March 21, 2006, the UNIREN set the public hearing which was celebrated on April 28, 2006 in the city of Mar del Plata, Argentina.

In time, a tariff regime may be established which will not maintain the value of tariffs in U.S. dollars or in constant Pesos in relation to any future increase in the general price level. Therefore, if a future regulatory framework fails to contemplate the evolution of tariffs at a pace that allows balancing the economic and financial equation that the List of Conditions and the Transfer Contract seek to preserve, such rate system could have an adverse impact on Telefónica Argentina’s financial condition and future results. As of the date of issuance of this Annual Report, we cannot predict the final outcome of the renegotiation required by the Public Emergency Law, the tariff regime to be effective in the future or when such regime will be implemented.

We have stated in Notes 2.7, and 4.a to the Holding Annual Financial Statements that the relationship between variables determining revenues and expenses was affected as a result of the “pesification” and freezing of Telefónica Argentina’s tariffs within the context of a potentially inflationary economy and that this relationship may continue to be mismatched depending upon the regulatory framework to be designed by the Argentine government in the future.

Recent fluctuations in the main macroeconomic variables, such as GDP growth, the exchange rate and inflation rates have shown positive signs. However, future negative economic developments may result in the adoption of further measures by the Argentine government, including changes to measures already adopted, which could adversely affect Telefónica Argentina’s operations. We cannot predict what effect these developments and measures may have, or what effect any future developments will have, on the value of Telefónica Argentina’s assets or

Telefónica Argentina’s economic and financial equation and, consequently, on Cointel’s and our economic and financial equation.

Telefónica Argentina is subject to tariff regulation and could be subject to further adverse regulatory decisions.

Telefónica Argentina is currently, and will continue to be, subject to tariff regulation in areas of service where “effective competition” does not exist. Pursuant to Telefónica Argentina’s license to provide telephone services, Telefónica Argentina had to decrease its rates by 4% (in constant U.S. dollar terms) annually between 1997 and 1999. In connection with this tariff reduction, Telefónica Argentina agreed to implement price cap reductions. The Argentine government may also impose additional reductions.

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

The price cap system as applied to Telefónica Argentina and other regulated industries is also subject to renegotiation as provided by the Public Emergency Law, although no assurance can be given as to the results of any such renegotiation. Telefónica Argentina does not know when the Secretary of Communications may determine that effective competition exists in any particular area or in the case of any service, and therefore we cannot assure you that Telefónica Argentina will not be subject to further reductions of its tariffs.

Tariff reductions of differing scopes and magnitudes may continue for a number of years and may reduce revenues from basic and other services. While Telefónica Argentina intends to continue to strive to control operating costs and improve productivity, those efforts may not offset, in whole or in part, the decline in operating margins that may result from mandatory tariff reductions.

We are uncertain whether the evolution of the regulatory framework will adversely affect the viability or general competitiveness of Telefónica Argentina’s telecommunications business. Neither we nor Telefónica Argentina is in a position to control the nature, extent and timing of government action on this matter. Future modifications of the regulatory framework may have a material adverse effect on our and Telefónica Argentina’s business, financial condition or results of operations. See Item 4: “Information on the Company—Business Overview—Regulatory Matters—Rates.”

Access to the Argentine telecommunications market is fully liberalized and as a result competition could have a material adverse effect on our results of operations.

Since 1999, the Argentine government has issued a number of decrees liberalizing the access to the telecommunications market. As a result, a number of new operators have entered the market, including the Southern Region of Argentina, where Telefónica Argentina is the incumbent provider of telecommunications services. The new providers of local, domestic long-distance and international telephone services are direct competitors of wireline basic telephone service providers. Although as a result of the liberalization Telefónica Argentina began to offer telephone services in the northern region of Argentina, Telecom Argentina is the incumbent provider of telecommunications services in the northern region. The operators of data transmission networks and other growing companies providing wireless services (including companies spun off from Telefónica Argentina), have also become direct and indirect competitors to the extent those services may be substitutes for wireline telephony. During the last two years total wireless lines in service increased to 20.5 million, a change of 161.4%, while fixed lines in service increased to 8.6 million, a change of 11%. Moreover, cable operator companies, which provide cable TV, can also provide broadband internet services and fixed-line telephony, and have therefore become direct and indirect competitors.

Since the liberalization of access to Telefónica Argentina’s market, competition has affected Telefónica Argentina’s results of operations as it has lost customers of long-distance service to Telecom Argentina and other smaller competitors and has had to increase its efforts in order to retain existing customers, to win back the customers it lost and to acquire new customers. Telefónica Argentina may experience, as a result of the current competitive environment, an additional loss of market share and additional competition in prices to competitors in the Southern Region of Argentina beyond that which has already taken place since October 1999. We may also experience a loss of market share in the future as a result of the ability of a caller to select a long-distance provider for each call and data or internet providers entering the telecommunications market, including cable operators. In light of the range of regulatory, business and economic uncertainties, as discussed in these “Risk Factors” and elsewhere in this Annual Report, it is difficult for Telefónica Argentina to predict with meaningful precision and accuracy its future market share in relevant geographic areas and customer segments, the speed with which changes in its market share or prevailing prices for services may occur, or the effects of competition. Those effects could be material and adverse to our and Telefónica Argentina’s overall results of operations and financial condition. See Item 4: “Information on the Company—Business Overview—Competition.”

Telefónica Argentina’s revenues have been in the past, and may again be in the future, adversely affected by a decrease in the number of its customers and usage of its services.

Telefónica Argentina’s revenues depend on its ability to attract and retain customers. However, the recession in 2002, unemployment and underemployment, coupled with the rise of inflation in 2002, have led to a reduction of wages in real terms and a reduction of disposable income in all class sectors of the Argentine population, which resulted in a decrease in the number of customers that use our services and in a reduction of usage per telephone line. For example, between 2001 and 2003, Telefónica Argentina’s lines in service decreased by approximately 152,000 lines with a decrease in the domestic long-distance service of approximately 2% and in the international long-distance service of approximately 37%. This reduction in lines in service and usage of its services had a consequent reduction in Telefónica Argentina’s revenues and cash inflows. During 2004 and 2005, Telefónica Argentina experienced partial recovery with increases in its lines in service, ADSL users and in usage of its telephone services. Despite this improvement, we cannot assure you that this pace can be sustained in the future or that future reductions in demand for Telefónica Argentina’s services will not take place, which would negatively affect its cash flow and revenues.

Telefónica Argentina’s license is revocable under certain circumstances, and the revocation of the license would have a material and adverse effect on us, Cointel and Telefónica Argentina.

Telefónica Argentina is subject to a complex series of laws and regulations with respect to the telecommunications services it provides. Telefónica Argentina provides telecommunications services pursuant to a license that is subject to regulation by various regulatory bodies. Its dissolution and the declaration of bankruptcy are events that may lead to a revocation of its license under the List of Conditions. Its dissolution will occur if its shareholders’ equity according to Argentine GAAP becomes negative for any future fiscal year end and the shareholders do not recapitalize. In addition, Telefónica Argentina’s license is revocable if Cointel ceases to own at least 51% of its common stock represented in Class A Shares without regulatory approval.

In the context of the renegotiation of Telefónica Argentina’s Transfer Contract with the government, and within a 30-day term subsequent to the execution of the Protocol of Renegotiation by the PEN, Telefónica Argentina and shareholders representing at least 98% of its capital stock, will waive fully and expressly all the rights they may potentially invoke, and shall withdraw any actions filed or pending, on the basis of, or in relation to, the events occurred or measures implemented as a result of the emergency situation established pursuant to Law No. 25,561 as regards the Transfer Contract and Telefónica Argentina’s license. The waivers and withdrawals stipulated will not be construed as a waiver on the part of rights they may have as a result of different circumstances arising in the future. Should such waiver of rights and withdrawal of actions fail to take place, the Protocol of Renegotiation will be deemed terminated on grounds attributable to Telefónica Argentina and Telefónica Argentina’s license will be revoked or be deemed expired.

If any of these events occurs and Telefónica Argentina loses its license, Telefónica Argentina might not be able to continue providing telecommunications services, which would have a material adverse effect on its results of operations.

The interests of Telefónica Argentina’s affiliates, as its equity owners and creditors, may conflict with the interests of the holders of our notes or shares.

The Spanish telecommunications company Telefónica, through affiliates including Cointel, beneficially owns 98% of Telefónica Argentina’s capital stock. Cointel, which is almost 100% beneficially owned by Telefónica, owns 64.8% of Telefónica Argentina’s capital stock and, therefore, controls Telefónica Argentina and can determine the outcome of any action requiring shareholder approval. Actions within the control of Telefónica and its affiliates include the election of the Board of Directors and, subject to the requirements of Argentine laws, the payment of dividends. Telefónica Argentina’s day-to-day management and operations are the responsibility of Telefónica, as the operator under a management contract (the “Management Contract”) entered into between Telefónica Argentina and Telefónica (formerly Telefónica de España S.A.) in connection with our privatization in 1990. Affiliates of Telefónica are also involved in other investments and operations in the Argentine communications and media sector, some of which may involve or affect Telefónica Argentina.

The interests of Telefónica and Cointel, as Telefónica Argentina’s equity investors, may conflict with the interests of the holders of Telefónica Argentina’s debt or shares. Moreover, TISA has made in the past substantial extensions of credit to Telefónica Argentina and used to be its largest creditor. As of December 31, 2005, Telefónica Argentina owed approximately U.S.$13 million of short-term debt to TISA. The interests of TISA as Telefónica Argentina’s creditor and the creditor of Cointel may conflict with the interests of the unaffiliated holders of Telefónica Argentina’s debt or shares. All of the intercompany loans made to Telefónica Argentina and most of those to Cointel are short-term in nature and as a result, TISA has the legal right to cause Telefónica Argentina to pay it in full prior to the time Telefónica Argentina is required to make scheduled payments on its long-term third-party debt obligations. Furthermore, TISA may assign its rights under the loans without Telefónica Argentina’s consent.

In addition, TISA advised Telefónica Argentina that, as of the date of this Annual Report, it was still assessing other financing alternatives for Telefónica Argentina including, if necessary, providing additional financing assistance.

Apart from requirements of Argentine law that dividends must be paid out of net earned profits arising from an approved financial statement, there are currently no contractual restrictions on Telefónica Argentina’s ability to pay dividends. Under Argentine law Telefónica Argentina will be able to resume paying dividends when it has new gains and its legal reserve is restored with liquid and realized profits as required by law, to the level that is equal to the percentage of share capital prior to the absorption of losses. Telefónica, through Cointel, may exercise its control over Telefónica Argentina’s ability to pay dividends (subject to requirements of Argentine law) or to increase the amount or frequency of dividend payments in order to fund expenditures or distributions by Cointel or for other purposes, including the repayment of debt to related party. As a result, Telefónica through Cointel has the legal right and voting power to cause Telefónica Argentina to pay cash dividends to Telefónica Argentina’s shareholders in amounts and at times that may not be in the interests of Telefónica Argentina’s creditors.

On April 28, 2006, the Board of Directors of Telefónica announced the disposal of its equity interest in Telefónica Publicidad e Información, S.A., which owns TPI Group, to YELL GROUP plc.

Additionally, on March 17, 2006, the Board of Telefónica met and resolved to ratify the start of negotiations with respect to a possible merger with Telefónica Móviles, S.A. (“Telefónica Móviles”), where Telefónica will be the acquiring company and Telefónica Móviles will be the acquired company. The proposed consideration for the merger will be four of Telefónica’s shares in return for five shares of Telefónica Móviles.

Conflicts of interest between Telefónica Argentina, Telefónica and other of their affiliates may also arise in connection with the negotiation and performance of duties and the payment of fees under the Management Contract, as well as in connection with other business activities. Telefónica, through affiliates, also has joint and separate investments in the communications and media sector in Argentina, including mobile cellular and PCS services following the effectiveness of the spin-off of Telefónica Argentina’s wireless services business and data transmission business. These businesses’ operations became controlled by Telefónica Móviles and Telefónica DataCorp S.A., respectively, each of which is a subsidiary of Telefónica and independent of Telefónica Argentina. In some circumstances, Telefónica Argentina’s interests may not be aligned with and may perhaps be adverse to the interests of Telefónica or its affiliates with influence over Cointel’s actions. We cannot assure you that Telefónica or its affiliates will not limit or cause Telefónica Argentina to forego business opportunities that other Telefónica affiliates may pursue, or that the pursuit of opportunities by other affiliates will be in our and Telefónica Argentina’s interest.

Technological advances and replacement of equipment may require Telefónica Argentina to make significant expenditures to maintain and improve the competitiveness of the services it offers.

The telecommunications industry is subject to continuous, rapid and significant changes in technology and the related introduction of new products and services. Telefónica Argentina cannot predict the effect of technological changes on Telefónica Argentina’s business. New services and technological advances are likely to offer additional opportunities to compete against it on the basis of cost, quality or functionality. It may not be practicable or cost-effective for Telefónica Argentina to replace or upgrade its installed technologies in response to competitors’ actions. Responding to such change may require Telefónica Argentina to devote substantial capital to the development, procurement or implementation of new technologies, and may be dependent upon the final cost in local currency of imported technology and its ability to obtain additional financing. Should Telefónica Argentina need to make substantial capital expenditures due to such technological changes in order to improve its system or to compete with others in the market or to replace its equipment, no assurance can be given that it will have the funds to make such capital expenditures.

Telefónica Argentina has a significant number of legal claims against it regarding obligations of its state-owned predecessor, Empresa Nacional de Telecomunicaciones (“ENTel”); if it were to have to satisfy those claims in full without the benefit of timely and sufficient indemnification, the obligation to do so would represent a significant liability.

As of December 31, 2005, the total amount of claims against Telefónica Argentina based upon ENTel’s alleged contractual and statutory obligations to former ENTel employees (including accrued interest and legal expenses) was approximately Ps.44 million. Court decisions have followed the precedent set by the Supreme Court of Argentina in the area of joint and several liability in labor matters, under which it upheld the provisions of the Work Contract Law No. 20,744, as amended, and declared a decree derogating portions of that law unconstitutional. In the Transfer Contract, under which ENTel was privatized by selling 60% of its common stock to Cointel, ENTel agreed to indemnify Telefónica Argentina with respect to such claims. Also, the Argentine government has assumed joint and several liability with ENTel for such indemnity obligations and has authorized Telefónica Argentina to debit an account of the Argentine government at Banco Nación for any related amount payable by it with respect to such indemnification. Telefónica Argentina believes that the Argentine government’s indemnification obligations should protect it from any material economic consequences of the employees’ claims. Under Debt Consolidation Law No. 23,982, ENTel and the Argentine government may discharge their indemnity obligations through the issuance of debt instruments such as negotiable 16-year Debt Consolidation bonds.

As of December 31, 2005, Telefónica Argentina had paid Ps.13 million in cash for a number of claims. Telefónica Argentina filed a claim against ENTel on December 16, 1999 seeking indemnification and reimbursement in connection with these payments in satisfaction of the labor claims. The case has been argued in court; however, no ruling has been issued. If Telefónica Argentina loses a material portion of the current claims and the Argentine government fails to reimburse Telefónica Argentina timely and sufficiently for the claims, our and Telefónica Argentina’s results of operations may be adversely affected. See Item 8. “Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings.”

Telefónica Argentina employs a largely unionized labor force and could be subject to an organized labor action.

As of December 31, 2005, approximately 78% of Telefónica Argentina’s employees were union members. In the last months of 2004, certain unions of Argentine workers organized work stoppages and strikes demanding salary increases in order to recover the purchasing value lost of their salaries after the inflationary period experienced in the country. From November 26, 2004 to December 6, 2004, the unionized telephone workers exercised strike actions aimed at obtaining salary increases, which resulted in the total interruption of the customer service lines, repair services, directory information and international call assistance services. In addition, they took over Telefónica Argentina’s National Switching Boards, although service was not discontinued and operations were not materially affected. After the negotiations, Telefónica Argentina, the governmental enforcement authority and the unions agreed on an increase in the basic salary fixed under the previous collective bargaining agreement of up to approximately 20%, effective from January 2005, and a single final payment of Ps.500 per unionized employee, which was granted in December 2004. The new agreement has a duration of 12 months from January 1, 2005 unless external causes arise requiring a revision during such period.

Recently, in December 2005, after negotiations with union members, Telefónica Argentina made an agreement based on:

•	a single final payment of Ps.500 per unionized employee, which was granted in December 2005;

•	an increase in the basic salary fixed, resulting in an increase of approximately 8% from January 2006 plus an additional amount that has replaced by other benefits granted in 1994; and

•	reduction of work hours from March 1, 2006 by 30 minutes for the call center employees and by 45 minutes for the rest of the union personnel. The union has guaranteed that the hour reduction will not affect the production, efficiency and quality of the services.

Despite these agreements, we cannot predict what actions Telefónica Argentina’s labor force or their unions will take in the future. Strikes or other types of conflict with the unions or unionized personnel may have a material adverse effect on Telefónica Argentina’s ability to maintain ordinary service levels or otherwise operate its business in the manner that customers expect. In such circumstances, Telefónica Argentina could face an immediate reduction of revenues and possible damage to its reputation, with potential adverse effect on its revenues in the long term.

The Argentine government has ordered salary increases to employees in the private sector, which have increased Telefónica Argentina’s expenses and adversely affected its, and therefore our, results of operations.

During 2002 and 2003, the Argentine government forced private sector companies to increase salaries of unionized employees, which resulted in higher expenses and adversely affected the operating results of private sector companies, including Telefónica Argentina. Telefónica Argentina was required to increase the salaries of unionized employees by an average of Ps.100 per employee in 2002 and up to an additional Ps.100 per employee during 2003.

In December 2004, the Argentine government announced executive Decree No. 2005/04 granting another increase in salaries of Ps.100 to private employees, both unionized and non-unionized effective January 1, 2005. Immediately prior to the announcement of Decree No. 2005/04, Telefónica Argentina had privately negotiated a salary increase for its unionized employees. They are currently seeking a determination that this salary increase should be deemed to comply with Decree No. 2005/04 with respect to their unionized employees only. The outcome of this determination is not yet certain.

In view of the events mentioned above, we can give no assurances that the Argentine government will not adopt any further comparable measures or that such measures will not adversely affect Telefónica Argentina’s expense and cost structure on its results.

A substantial portion of Telefónica Argentina’s assets may be immune from attachment by creditors, preventing creditors from obtaining the amount represented by a judgment against Telefónica Argentina.

Under Argentine law, attachment prior to judgment or related to the enforcement of judgments will not be ordered by courts of Argentina with respect to property which is located in Argentina and determined by those courts to be dedicated to the provision of essential public services. A substantial portion of Telefónica Argentina’s assets may be considered to be dedicated to the provision of essential public services. If an Argentine court were to make such a determination with respect to certain of its assets, those assets would not be subject to attachment or other legal process, possibly limiting the ability of Telefónica Argentina’s creditors to obtain a judgment against its assets.

Telefónica Argentina suffered a significant loss in 2002, which resulted in an elimination of its unappropriated earnings, and therefore the loss of its ability to distribute dividends.

The effect of the devaluation of the peso and the pesification and freezing of Telefónica Argentina’s tariffs have eliminated unappropriated retained earnings and caused Telefónica Argentina to carry accumulated losses. By the end of the fiscal year ended December 31, 2005, such losses exceeded Telefónica Argentina’s reserves, including its reserve for future dividends out of which cash dividends are distributed. As of the date of this Annual Report, according to the Ley de Sociedades Comerciales No. 19,550 (the “Companies Law”), Telefónica Argentina is unable to distribute dividends until the unappropriated losses are absorbed and Telefónica Argentina restores its legal reserve with new gains to the level that is equal to the percentage of share capital prior to the absorption of losses.

Because the Argentine standards for disclosure and accounting differ from those of the United States, information about us may not be as detailed or comprehensive as that of non-Argentine issuers, including that of U.S. companies.

We are subject to the periodic reporting requirements of the Securities and Exchange Act of 1934. However, the periodic disclosure required of foreign issuers under the Exchange Act is more limited than the periodic disclosure required of U.S. issuers. Publicly available information about issuers of securities listed on the Buenos Aires Stock Exchange also provides less detail in certain respects than the information that is regularly published by or about listed companies in the United States or in some other countries. Furthermore, there is a lower level of regulation of the Argentine securities markets and of the activities of investors in such markets as compared with the securities markets in the United States and certain other developed countries. We prepare our financial statements in accordance with Argentine GAAP, which differs in certain respects from U.S. GAAP. See Note 10 to the Holding Annual Financial Statements.

ITEM 4.	INFORMATION ON THE COMPANY

Introduction

We are a holding company primarily engaged through our companies in the Telecommunication Business and the Media Business in Argentina. We control Cointel and Telefónica Argentina jointly with TISA and Telefónica Internacional Holding BV (together with us, the “TISA Group”). Additionally, we own interests in Atco and AC as passive investments, along with other partners that are affiliates of Telefónica.

A.	Our History and Development.

We were incorporated in Argentina as a sociedad anónima under the Companies Law on March 5, 1976, under the name SAFEX Sociedad Anónima, and were registered on October 25, 1976 in the Public Registry of Commerce for a period of 99 years. We changed our name to Citicorp Venture Capital S.A. and later to Citicorp Equity Investments S.A. and CEI Citicorp Holdings Sociedad Anónima. We adopted our current name, Telefónica Holding de Argentina S.A., pursuant to a resolution of a shareholders’ meeting held on January 18, 2001, and the name change became effective on April 18, 2001.

Cointel was organized in Argentina as a sociedad anónima under the Companies Law on October 1, 1990, for a period of 99 years, registered under the name Compañía de Inversiones en Telecomunicaciones S.A., by a consortium of Argentine and international investors to acquire a controlling interest in the capital stock of Telefónica Argentina as a first step in Argentina’s privatization of its wire line public telecommunications services and basic telephone services. Cointel adopted its current name, Compañía Internacional de Telecomunicaciones S.A., pursuant to a resolution of an extraordinary and ordinary shareholder’s meeting held on March 31, 1997.

Telefónica Argentina was organized in Argentina as a sociedad anónima under the Companies Law on April 23, 1990, under the name Sociedad Licenciataria Sur S.A. for a period of 99 years and registered with the Registro Público de Comercio (the “Public Registry of Commerce”) of Argentina on July 13, 1990. Its present name, Telefónica de Argentina S.A., was registered with the Public Registry of Commerce on December 3, 1990.

Our principal executive and registered office is located at Avenida Ingeniero Huergo 723, (C1107AOH), Ciudad Autónoma de Buenos Aires, Argentina, and our telephone number is (5411) 4332-2066, e-mail: invest@telefonica.com.ar, www.telefonica.com.ar.

Stock Exchange Agreement Transactions

On December 31, 1999, our then shareholders and Telefónica had entered into a Framework Agreement contemplating the sale of up to all of our common shares to Telefónica, subject to the execution of final documentation.

On April 11, 2000, several affiliates of Hicks, Muse, Tate & Furst, Incorporated (“Hicks Muse”), including HMTF-Argentine Media Investments Ltd. (“HMTF”), República Holdings Ltd. (“República Holdings”) and International Investments Union Ltd. (“IIU” and together with HMTF, República Holdings and such other affiliates, the “HMTF Affiliates”) and International Equity Investments, Inc., a subsidiary of Citibank, N.A. (“IEI” and, together with the HMTF Affiliates, the “Participating Shareholders”) entered into a Stock Exchange Agreement (the “Stock Exchange Agreement”) and certain related agreements with Telefónica, a company organized under the laws of the Kingdom of Spain, relating to the sale of up to all of our ordinary shares to Telefónica. The Participating Shareholders owned as of April 11, 2000 approximately 91% of our capital stock. HMTF, República Holdings and IIU transferred to AMI TESA Holdings, Ltd. (“ATH”), an exempt limited company organized and existing under the laws of the Cayman Islands and an affiliate of Hicks Muse, our Class A ordinary shares (“Class A Shares”) and Class B ordinary shares (“Class B Shares”) representing approximately 67.7% of our capital stock and approximately 69.3% of our voting power. IEI at the time controlled approximately 23.0% of our capital stock, and approximately 23.2% of our voting power.

Prior to the date of transfer of our shares from ATH and IEI to Telefónica pursuant to the Stock Exchange Agreement on December 15, 2000 (the “Closing Date”) and as required under the Stock Exchange Agreement, ACH Acquisition Co. (“ACH”), an affiliate of ATH conducted a cash tender offer (the “Offer”) to purchase up to all of the outstanding Class B Shares not held by ATH or IEI. Holders of Class B Shares representing approximately 9.28% of our capital stock accepted the Offer, with the tendered shares being transferred to ACH on December 14, 2000.

On the Closing Date, ATH and IEI contributed to Telefónica shares of Holding held or controlled by ATH and IEI representing 80.9% of our capital stock, collectively representing 84.7% of our total voting shares, including 100% of the Class A Shares. The consideration paid to ATH and IEI for such contribution was 88,944,644 ordinary shares issued by Telefónica, such amount established on the Closing Date based on a valuation formula set forth in the Stock Exchange Agreement. On June 29, 2001, Telefónica informed us that on May 8, 2001, it transferred to TISA, a wholly owned subsidiary of Telefónica, all of Telefónica’s 80.9% equity interest on us. Additionally, as a result of several transactions described in Item 7: “Major Shareholders and Related Party Transactions—Stock Exchange Agreement”, TISA’s equity interest in us increased from 80.9% to 99.96%. Pursuant to the Stock Exchange Agreement of Telefónica, as amended and the transactions contemplated thereby, we also participated in the following transactions:

(i)	On December 15, 2000, SHOSA redeemed the irrevocable capital contributions in it made by us, including: (a) SHOSA’s 26.8% ownership interest in Atco, (b) SHOSA’s 26.8% ownership interest in AC, (c) SHOSA’s 20% ownership interest in Torneos y Competencias S.A. (“TyC”), (d) SHOSA’s 60% ownership interest in South Cable, including irrevocable capital contributions and (e) Ps.97.4 million in cash.

(ii)	On December 15, 2000, we transferred to ACH our ownership interest in SHOSA, the then current principal asset of which was its ownership interest in Cablevisión, representing 35.86% of the capital stock of such company. The SHOSA purchase price was U.S.$395.3 million in the form of a promissory note signed by ACH (the “ACH Promissory Note”).

(iii)	On December 15, 2000, we sold to ACH our 100% ownership interest in South Cable for U.S.$123.8 million in cash. The principal assets of South Cable were the senior and subordinated loans to Cablevisión extended in December 1998, and maturing in January 2003, which we and SHOSA earlier had contributed to South Cable.

(iv)	On December 15, 2000, we entered into an agreement with AMI Cable Holdings Ltd., a limited partnership organized and existing under the laws of the Cayman Islands (“AMICH”), under which we transferred to AMICH: (a) our 100% ownership interest in Forestal Norteña, (b) the right to collect from the Clarín Group shareholders and Clarín Group the balance of U.S.$18.6 million plus related interest, derived from the disposition of our indirect ownership interests in Compañía de Inversiones en Cable S.A. (“Coinca”) and Invercab S.A. in September 1997, (c) the rights and obligations under the agreement between IATE S.A. (“IATE”), us and other parties and (d) other minor receivables. The total transfer price was U.S.$39.1 million in cash.

(v)	In December 2000, we entered into an option contract to sell to ACH Holding’s ownership interest in TyC for an effective sale price of U.S.$80.0 million. The option was exercised in May 2001, whereupon we transferred to ACH our ownership interest in TyC and assigned to ACH Holding’s rights and obligations under the TyC shareholders’ agreement.

(vi)	We paid off all of the financial liabilities other than certain obligations assumed by Telefónica under the Stock Exchange Agreement and the outstanding 1997 Indenture Notes. The most significant liabilities that have been satisfied include: (i) the indebtedness under the U.S.$169.2 million Term Loan Agreement dated November 4, 1999 (the “Company Term Loan”), (ii) the indebtedness under the U.S.$30 million SHOSA Term Loan Agreement dated November 4, 1999 (the “SHOSA Term Loan”) assumed by us and (iii) the outstanding indebtedness under the U.S.$70.8 million Financial Trust Notes guaranteed by us (the “Financial Trust Notes” and, together with our Term Loan and the SHOSA Term Loan, the “1999 Term Loan Agreements”), (iv) a loan agreement with The Chase Manhattan Bank, N.A. for U.S.$40 million, dated November 28, 2000, which was used to repay the Class C Notes issued under a U.S.$400 million note program, and (v) the repayment of certain derivative contracts.

(vii)	The Participating Shareholders requested that our Board of Directors call a special shareholders’ meeting to propose the delisting of our shares from the Buenos Aires Stock Exchange.

(viii)	We called a meeting of holders of Series A Notes, Series B Notes and Series C Notes (collectively the “Notes”) to obtain an authorization to perform a voluntary capital reduction. See “—Voluntary Capital Reduction.” On August 17, 2000, the holders of the Notes granted such authorization on condition that a majority of holders of each of such series authorized any such capital reduction and the indenture under which such series of Notes were issued be amended to provide that, upon a transfer of our shares to Telefónica, a “change of control” under such indenture be deemed to have occurred, obligating us to repurchase such Notes at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest to the repurchase date. Upon the transfer of our shares to Telefónica on December 15, 2000, we granted to the note holders the right to request us to repurchase their Notes. We offered to repurchase the Notes at the above-mentioned purchase price.

Additionally, on October 12, 2001, our Board of Directors decided to make a tender offer of the Series A and B Notes. As a consequence of the repurchases, we had redeemed approximately 97% of such negotiable obligations for a face value of Ps.485.5 million (historical amounts).

Significant Changes in Ownership

The following table sets forth certain information regarding ownership of our outstanding capital stock as of December 31, 2005:

Shareholder	Class A Ordinary Shares (five votes)	Class B Ordinary Shares (one vote)	Total Shares	% of Capital	Votes	% of Votes
TISA	30,427,328	2,160,917,748	2,191,345,076	99.992039	2,313,054,388	99.992458
Other minority shareholders	—	174,453	174,453	0.007960	174,453	0.007542

Total	30,427,328	2,161,092,201	2,191,519,529	100.00	2,313,228,841	100.00

IEI had granted to the República Group an option, exercisable until January 31, 2003, to buy our shares representing 5.99% of capital stock (the “Option Shares”). The purchase price was U.S.$4.40 per share plus an increase of 6% per annum from the closing date of the sale from IEI to HMTF until the exercise date. República Holdings and IIU assigned the option mentioned above to AMI LP, which exercised such option subject to timely payment and the consummation of the Stock Exchange Agreement, which occurred on December 15, 2000. In addition, the parties to such option agreed that the option would apply to shares of ATH and AMICH that IEI received in exchange for the Option Shares.

Our current ownership reflects substantial consummation of the transactions contemplated by the Stock Exchange Agreement, including a change of control of us from the Participating Shareholders to Telefónica. On December 15, 2000, pursuant to the Stock Exchange Agreement, ATH and IEI transferred to Telefónica 80.9% of our capital stock, representing 84.7% of our total votes, in exchange for Telefónica common shares issued by Telefónica. Pursuant to the Stock Exchange Agreement, the HMTF Affiliates made the following transfers of our shares: (i) on May 2, 2000, HMTF contributed to ATH its ownership interest in us, which, as of that date represented 40.4% of the capital stock and 47.4% of our voting power and (ii) on April 25, 2000, República Holdings and IIU contributed to ATH an amount of our Class B shares which represents 27.3% of the capital stock and 21.9% of the voting power. On the same date, the shares contributed by República Holdings and IIU were transferred to Citibank, pursuant to an escrow agreement.

On June 29, 2001, Telefónica informed us that, on May 8, 2001, it transferred to TISA, Telefónica’s wholly owned subsidiary, all of Telefónica’s 80.9% equity interest in us. Additionally, as a result of several transactions described in Item 7: “Related Party Transactions—Stock Exchange Agreement”, TISA’s equity interest in us increased from 80.9% to 99.96%.

On October 6, 2005, as a result of the capitalization described in Item 7: “Major Shareholders and Related Party Transactions – Related Party Transactions – Stock Exchange Agreement”, TISA increased its equity interest in us up to 99.99%.

Voluntary Capital Reduction

On January 18, 2001, our general and special shareholders’ meeting approved (subject to the authorization of the Buenos Aires Stock Exchange) a voluntary capital stock reduction proposed by our Board of Directors at their meetings held on December 15, 2000, and January 10, 2001, through the redemption of 95,270,640 of our Class B shares. In consideration for the number of shares delivered, the shareholders participating in the redemption received a proportional interest in the ACH Promissory Note. The technical accounting value of the redemption amounted to about U.S.$4.15 per share plus interest accrued on the face value of the ACH Promissory Note calculated from December 15, 2000 through the day immediately preceding the beginning date of the exercise share redemption period, December 11, 2001 (the “Cutoff Date”), divided by the maximum number of shares to be repurchased, in this case, 95,270,640 shares. Additionally, our special shareholders’ meeting delegated to our Board of Directors the calculation of the final technical accounting value per share as of the Cutoff Date under a formula approved at such shareholders’ meeting. Our voluntary capital stock reduction was subject to approval by the Buenos Aires Stock Exchange, as a condition precedent, and therefore would not be effective until such approval was obtained. On July 20, 2001, the CNV advised to us that, in order to continue the process of the voluntary capital stock reduction, we had to obtain a new consent from the note holders, which was obtained on November 12, 2001.

On November 15, 2001, our stockholders ratified the terms of the capital stock reduction approved on January 18, 2001, with certain amendments.

On December 6, 2001, our Board of Directors set the date for the redemption technical accounting value for our shares on December 11, 2001, at U.S.$4.486 per share. The only shareholder that took part in such reduction was ACH, who participated with all its shares, 95,270,640 Class B common shares (the “Shares”).

On January 11, 2002, our Board of Directors decided to make available all necessary mechanisms for the effective cancellation of the shares received from ACH and on March 31, 2004 the above-mentioned voluntary capital stock reduction was filed with the Registry of Commerce.

Capitalization

As of December 31, 2004, prior to the change in the balances of prior years carried out (see Note 8 to the Holding Annual Financial Statements), we carried accumulated losses amounting to Ps.2,267 million and negative shareholders’ equity amounting to Ps.1,112 million. As a result, we met the conditions for dissolution due to the loss of our capital stock set forth in Item 5 of Section 94 of the Companies Law. However, Decree No. 1,269/02 dated July 16, 2002 suspended the enforcement of Item 5 of Section 94 of the Companies Law until December 10, 2003 and Decree 1,293/03 dated December 23, 2003 suspended it further until December 10, 2004. Furthermore, Decree No. 540/05 dated May 30, 2005 further extended that suspension until December 10, 2005. On December 28, 2004, the Board of Directors called a special shareholders’ meeting on February 15, 2005, to resolve upon the partial capitalization of the loan held by TISA with us, for an amount of up to approximately Ps.2,046 million.

On February 15, 2005, the special shareholders’ meeting approved the increase of the capital stock, for an amount of up to Ps.2,046 million, ratified the capital stock increase of Ps.2 million approved by the shareholders’ meeting of December 16, 2004 and delegated to our Board of Directors the setting of the final amount and other issuance conditions of such capital stock increase. The capital increase could be subscribed with (i) the partial capitalization of the loan held by TISA with us, (ii) the irrevocable capital contributions of TISA for future share subscriptions of Ps.2 million or (iii) cash. At the special shareholders’ meeting, TISA expressed its intention to partially capitalize its loan for an amount of Ps.1,785 million. This increase of capital was approved by the CNV in its Resolution No. 15,113 dated July 14, 2005 and by the BCBA on August 3, 2005, and for such reason, our Board of Directors at its meeting on August 19, 2005 approved the opening of the preemptive subscription period for a term of 30 days, which expired on October 4, 2005. On October 6, 2005, the Board of Directors fixed the final amount of the capital increase at Ps.1,787 million Class “B” common shares, which were fully subscribed and paid in as of such date; consequently, our stock capital was increased from Ps.405 million to Ps.2,192 million. At the date of this Annual Report, the above-mentioned capital stock increase is registered with the RPC.

As a result of this capital stock increase, we have reversed the negative shareholders’ equity situation; therefore, the conditions of Item 5 of Section 94 of the Companies Law no longer apply to us.

Notwithstanding the reversal of our negative shareholders’ equity situation, we are still subject to Section 206 of Law No. 19,550 because our cumulative losses exceed reserves and 50% of the capital stock. This situation was discussed at the General and Special Shareholders’ Meeting held on April 28, 2005. The shareholders, together with our Board of Directors, will take the necessary steps to address this situation. See Notes 7 and 8 to the Holding Annual Financial Statements.

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

On the Transfer Date, the Argentine government licensed Telefónica Argentina to provide basic telephone service in the Southern Region pursuant to Decree No. 2,344/90. That same day, pursuant to an agreement (the “Transfer Contract”) among the Argentine government, ENTel, Cointel (formerly Compañía de Inversiones en Telecomunicaciones S.A.), and each of Telefónica Internacional Holding B.V. (“TIHBV”), Inversora Catalinas S.A. (“Inversora Catalinas”), Telefónica, Citicorp and Citicorp Venture Capital S.A., the Argentine government sold 60% of Telefónica Argentina’s capital stock to Cointel.

As of the date of this Annual Report, Cointel owns a 64.8% interest in Telefónica Argentina. Telefónica beneficially owns 98% of the capital stock of Telefónica Argentina.

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

Deregulation of Argentina’s Telecommunications Sector

Telefónica Argentina’s license (“License”) was granted for an unlimited period of time. Pursuant to the License, Telefónica Argentina had the exclusive right to provide basic telephone services to the Southern Region for a period of seven years. To maintain and extend the exclusivity of the License, Telefónica Argentina had to meet certain qualitative and quantitative operating objectives set forth in the List of Conditions. See “—Business Overview—Regulatory Matters” for a discussion of the List of Conditions. On March 10, 1998, the Argentine government issued Decree No. 264/98, which extended this period of exclusivity until a date that the Secretary of Communications later set, pursuant to Resolution No. 1686/99, as of October 10, 1999. See “—Business Overview—Regulatory Matters.”

On June 9, 2000, the Argentine government issued Decree No. 465/00, which provided for the complete liberalization of access to the telecommunications market as of November 9, 2000. In the context of that liberalization, Telefónica Argentina and Telecom each signed new license agreements with the regulatory authorities. Telefónica Argentina’s agreement is referred to in this Annual Report as the “License Agreement.”

Deregulation also influenced the organization of Telefónica Argentina’s then existing subsidiaries and the services that Telefónica Argentina provided directly and indirectly. Until April 1999, international services had been provided by Telintar, a company previously owned jointly by Telefónica Argentina and Telecom. The Argentine government provided in Decree No. 264/98 that in order to ensure effective competition at the end of the period of transition to competition in the provision of basic telephone services, Telefónica Argentina and Telecom would not be able to jointly own businesses. Therefore, Telintar was dissolved, and the assets and liabilities related to Telintar’s business were spun off into two companies, effective May 1, 1999. One successor to Telintar’s operations, Telefónica Larga Distancia de Argentina S.A. (“TLDA”), was merged into Telefónica Argentina effective October 1, 1999. Telecom owned the other successor, Telecom Internacional S.A., which merged into Telecom effective October 1, 1999. By virtue of these mergers, both Telefónica Argentina and Telecom now hold licenses to provide international long-distance services, as do other new licensees that have been granted licenses as the telecommunications sector was opened to competition. See “—Business Overview—Competition.”

Prior to increased competition in basic telephone services, Telefónica Argentina and its subsidiaries had provided cellular services (including personal communications services, or “PCS”) in an environment of limited competition. In contrast, data transmission and internet services were subject to full competition during that time. As discussed under “—Telefónica Argentina’s Reorganization” below, Telefónica Argentina no longer provides the cellular, PCS, international data transmission and consulting services that had previously been provided by Telefónica Comunicaciones Personales S.A. (which has since changed its name to Telefónica Móviles Argentina, S.A. (“TMA”)), Telefónica Data Argentina S.A. (“Telefónica Data”, formerly Advance Telecomunicaciones S.A.) and Telecomunicaciones y Sistemas S.A. (“TYSSA”), the latter of which was merged into Telefónica Data as of June 30, 2003.

Telefónica Equity Exchange Offers

In May 2000, our indirect parent, Telefónica, launched offers to exchange shares and American Depositary Shares (“ADSs”) of Telefónica for shares and ADSs of its subsidiaries in Brazil, Peru and Argentina. See “—Telefónica Argentina’s Reorganization” below.

Upon the expiration of the Argentine exchange offer, shareholders representing approximately 44% of Telefónica Argentina’s capital stock tendered their Class B Shares and ADSs, representing such shares, in exchange for Telefónica shares and ADSs. Consequently, Telefónica became the beneficial owner of 203,841,901 Class B Shares (including 16,542,991 Class B Shares previously held by TIHBV), and 76,040,977 ADSs (each representing ten Class B Shares) of Telefónica Argentina.

Telefónica Argentina’s Reorganization

Telefónica, which through its subsidiaries is our, Cointel’s and Telefónica Argentina’s controlling shareholder, completed a reorganization of its global businesses along business lines. In the context of Telefónica’s global reorganization plan, Telefónica Argentina’s Board of Directors decided on January 30, 2001 to effect a reorganization of the businesses of Telefónica Argentina’s subsidiaries (the “Reorganization Transactions”). The reorganization of those businesses through certain spin-offs and consolidations was implemented through a procedure under Argentine corporate law called escisión-fusión, or spin-off/merger.

On January 25, 2001, Telefónica made capital contributions of Telefónica Argentina’s shares to its subsidiaries to effect the Reorganization Transactions:

Recipient Subsidiary	Capital Contribution by Telefónica
Telefónica Móviles	323,050,945 Class B Shares (including 24,920,528 ADSs)
Telefónica DataCorp	63,524,218 Class B Shares (including 5,096,971 ADSs)
TISA	561,133,517 Class B Shares (including 45,023,478 ADSs)

In connection with the Reorganization Transactions, on January 30, 2001, Telefónica Argentina’s Board of Directors, as well as the Boards of Directors of Cointel, Telefónica Data, TMA and Telinver, approved a preliminary agreement (escisión/fusión) for the spin-off/merger of specified assets and liabilities of their companies into Telefónica Argentina prior to the Reorganization Transactions as follows:

•	Telinver’s assets and liabilities relating to its equipment sales and point-of-sale network business;

•	Telefónica Data’s assets and liabilities relating to its internet access business (except for corporate customers);

•	TMA’s assets and liabilities relating to its data transmission business, including frequency band “B” user licenses;

•	Telefónica Data’s point-to-point lines located in the Southern Region of Argentina;

•	Telefónica Data’s 80% interest in the Starnet network;

•	Telefónica Data’s 100% interest in the IP (Internet Protocol) network; and

•	Telefónica Data’s 80% ownership interest in a satellite network.

Additionally, a transfer of assets and liabilities from Telinver to Telefónica Argentina by escisión/fusión occurred effective February 1, 2001 as Telinver spun off its participation in an online shopping portal and merged it into Telefónica Argentina.

On March 30, 2001, at an extraordinary shareholders’ meeting, Telefónica Argentina’s shareholders approved the Reorganization Transactions under which Telefónica Argentina spun off:

•	Telefónica Argentina’s assets and liabilities related to the international data transmission business, including Telefónica Argentina’s international data transmission business, a portion of goodwill associated with the international data transmission business of Telefónica Data and Telefónica Argentina’s ownership interest in Telefónica Data;

•	Telefónica Argentina’s consulting business (represented by its ownership interest in TYSSA, which was consolidated into Telefónica Data); and

•	Telefónica Argentina’s assets and liabilities related to the mobile (cellular) and personal communications services of TMA, which were consolidated into Telefónica Móviles Argentina which has changed its name to Telefónica Móviles Argentina Holdings S.A. (“TMAH”).

Telefónica Argentina’s shareholder approval of these transactions was obtained at the special shareholders’ meeting of March 30, 2001, and, upon registration of these transactions in the Public Registry of Commerce, these transactions became effective on February 1, 2001.

Pursuant to Resolution No. 16/01 dated January 4, 2001, the Secretary of Communications authorized the transfer of Telefónica Argentina’s ownership of Telefónica Data, TMA, TYSSA and Telinver to other Telefónica affiliates, subject to certain conditions.

After the completion of the spin-off/merger, and subject to regulatory and shareholders’ approval and adjustment for fractional shares and fractional ADSs, Telefónica Argentina’s capital stock was reduced by the same percentage of its pre-spin-off total capital stock to equal the percentage of its pre-spin-off shareholders’ equity represented by the assets and liabilities being spun off.

On July 26, 2001, the CNV approved the public offerings by Telefónica Data and Telefónica Móviles and consented to the reorganization. In addition, the Buenos Aires Stock Exchange authorized the listing of Telefónica Data and TMAH. TMAH and Telefónica Data issued ordinary shares, referred to as the new shares, in proportion to the number of Class B Shares or ADSs owned by each holder not affiliated with Telefónica (the “Minority Shareholders”). Registration with the Public Registry of Commerce of the Reorganization Transactions occurred on November 16, 2001 and the share exchange was completed on December 12, 2001. All Class B Shares and ADSs that holders surrendered as part of the exchange for and distribution of new shares were cancelled.

In the aggregate, the interests surrendered had a nominal value equal to approximately 18.4% of Telefónica Argentina’s share capital, and the Minority Shareholders experienced a similar percentage reduction in their ownership of Class B Shares and ADSs. Minority Shareholders were entitled to receive a number of new shares in the spun off entities proportionate to their respective equity interests in Telefónica Argentina, adjusted for fractional shares and fractional ADSs. As a result, the Minority Shareholders were entitled to receive 0.154105387 TMAH shares and 0.000303035 Telefónica Data shares for every Class B Share and 1.54105387 TMAH shares and 0.00303035 Telefónica Data shares for every ADS owned on the record date for the exchange. Affiliates of Telefónica as a group received the same exchange ratio of shares for surrendered Class B Shares.

Minority Shareholders who owned Class B Shares had fractional interests in TMAH and Telefónica Data shares and have received on December 12, 2001, the “Exchange Date”, a payment in cash for their fractional interests. The reference price used for the determination of the payment was the face value of the shares of Telefónica Data and Telefónica Móviles.

Minority Shareholders, who owned ADSs representing ten Class B Shares each, were able to select whether to receive new ADSs or shares in the same proportions listed above for each ADS timely made available to Citibank N.A., as Depositary. In order to exercise their option to receive such shares, ADS holders were required to designate a custodian account with Caja de Valores S.A. (“Caja de Valores”) to receive such new shares. ADS holders that did not exercise their option to receive Móviles Argentina and Telefónica Data shares in due time were granted the opportunity to instruct the Depositary to deliver the Móviles Argentina and Telefónica Data shares to a custodian account with Caja de Valores, receive new ADSs and, upon the Móviles Argentina and Telefónica Data shares being sold in the market, receive a pro rata share of the net proceeds raised by the sale of the Telefónica Data and Móviles Argentina shares and a fractional share of the new ADSs and the Telefónica Data and Móviles Argentina shares.

As a result of the cancellation of approximately 18.4% of Telefónica Argentina’s capital stock, Cointel’s percentage ownership of Telefónica Argentina’s capital stock increased to approximately 64.8% from approximately 52.9%.

In splitting up Telefónica Argentina’s business units, Telefónica Argentina remains primarily a wireline provider of local, domestic long-distance and international telecommunications services, as well as internet services. Telefónica Argentina continues to be owned by Telefónica indirectly through us, Cointel TISA and TIHBV, and no longer has an equity interest in or control over TYSSA (currently merged into Telefónica Data), TMA or Telefónica Data. Telefónica indirectly controls the spun-off entities, TMAH and Telefónica Data, through Telefónica Móviles, S.A. and Telefónica DataCorp.

In the framework of Grupo Telefónica’s internal reorganization process, Telefónica Argentina and Telefónica DataCorp, both of which are companies indirectly controlled by Telefónica, agreed on the purchase by Telefónica Argentina of shares that represent 97.98% of the capital stock and votes of Telefónica Data owned by Telefónica DataCorp.

As of the date of this Annual Report, Telefónica Data is engaged in the supply of digital connectivity services (high-capacity data transmission and other value-added services), Internet access services for corporate customers and advisory and consultancy services, as well as the design, supply and management of telecommunications services and information technology.

The purchase of shares by Telefónica Argentina will be in consideration for an estimated price of up to U.S.$54 million (value of the assets), which shall be adjusted on the basis of the variations in the working capital between the date established in the agreement and the date on which the shares are transferred. The transaction shall be subject to compliance with certain conditions customary in this type of transaction, including the approval by the Secretary of Communications. At the meeting of the Board of Directors of the Company held on May 4, 2006, this transaction was approved, with the Audit Committee having previously approved it as well, in accordance with the procedure set forth in Decree No. 677/01 insofar as this transaction meets the requirements to be considered an agreement with related parties pursuant to Section 73 of Law No. 17,811.

B.	Business Overview

Telecommunications Business

We conduct the Telecommunications Business through our direct 50.0% ownership interest in Cointel, which as majority shareholder controls Telefónica Argentina. TISA and Telefónica Internacional Holding BV (“TIHBV”) own the remaining 50.0% of Cointel. Telefónica Argentina is a licensed supplier of telecommunication services in Argentina. Cointel owns 64.83% of Telefónica Argentina’s capital stock.

The only significant income we currently receive is due to the Telefónica Holding Advisory Agreement. Fees under such agreement with TESA Arg. (net of turnover tax) amounted to Ps.37 million for the fiscal year ended December 31, 2005.

Until 1999, Telefónica Argentina owned virtually all public exchanges, the network of local telephone lines and the principal domestic long-distance telephone transmission facilities in the Southern Region. In 1999, there was a liberalization of the restrictions on competition in the market for telecommunications services in Argentina. New competitors are operating in the Southern Region and throughout Argentina. Also as a consequence of liberalization, Telefónica Argentina is expanding its operations outside the Southern Region into the Northern Region. Currently, its license permits Telefónica Argentina to provide local and domestic long-distance and international services, international data transmission and domestic and international telex services throughout Argentina. See “—Our History and Development—Deregulation of Argentina’s Telecommunications Sector.”

As of December 31, 2005, Telefónica Argentina’s telephone system had approximately 4.5 million lines in service, or approximately 26 lines in service per 100 inhabitants of the Southern Region. Telefónica Argentina’s consolidated assets were approximately Ps.7,206 million and its net revenues were approximately Ps.3,367 million for the fiscal year ended December 31, 2005. Based on historical net revenues, Telefónica Argentina is one of the largest companies in Argentina. See “—Revenues” below.

Telefónica Argentina’s telephone network includes installed telephones and switchboards, a network of access lines connecting customers to exchanges, trunk lines connecting exchanges and long-distance transmission equipment. The following table provides, as of each indicated year, certain basic information relating to the development of Telefónica Argentina’s domestic telephone system as of the dates indicated.

	December 31,					September 30,
	2005	2004	2003	2002	2001	2001
Lines installed (1)	4,728,439	4,615,470	4,570,739	4,561,447	4,555,122	4,535,112
Lines in service(1)(2)	4,534,844	4,328,513	4,168,825	4,182,277	4,321,020	4,294,317
ADSL (Broadband)	301,902	188,840	69,336	34,410	25,462	15,196
Lines in service per 100 inhabitants (Southern Region)	26	25.1	24.4	24.7	25.8	25.6
Lines in service per employee	509.6	494.3	477.2	464.8	459.2	443.6
Total pending applications(3)	47,649	35,578	22,200	13,764	15,592	20,627
Percentage of lines connected to digital exchanges	100%	100%	100%	100%	100%	100.0%
Public telephones installed	120,625	117,028	107,529	101,552	122,665	122,063

(1)	Includes local lines, public lines and digital trunk access in service.

(2)	Excludes presubscribed lines.

(3)	Backlog in lines requested by customers for whom installation is pending.

As of December 31, 2005, approximately 56.5% of Telefónica Argentina’s lines in service were in the greater Buenos Aires metropolitan area, including 20% of its lines in service that were located within the City of Buenos Aires. Approximately 87% of its lines in service as of December 31, 2005 were residential, with the remainder being professional, commercial and governmental customers.

The services that Telefónica Argentina provides are generally subject to regulation. The relevant governmental regulatory authorities include the National Communications Commission , the successor to the National Telecommunications Commission (the “Comisión Nacional de Telecomunicaciones”), and the Secretary of Communications (the Secretaría de Comunicaciones), both of which currently regulate and control telecommunications and telephone services in Argentina. This Annual Report sometimes refers to any of the National Communications Commission, the National Telecommunications Commission and the Secretary of Communications as the “Telecommunications Regulatory Authority.” See “—Regulatory Matters” below.

On April 10, 2002, Telefónica Argentina’s ordinary and extraordinary shareholders’ meetings broadened its corporate purpose to enable Telefónica Argentina to engage in other types of businesses not strictly related to telecommunications services, including: purchasing equipment, infrastructure and telecommunications-related goods, as well as rendering any type of service, such as consulting and accounting, human resources and tax administration services. In view of the amendment to its corporate purpose, it was necessary for Telefónica Argentina to obtain the corresponding authorization of the Telecommunication Regulatory Authority. A request for approval of the change has been made to the Secretary of Communications and is currently pending, subject to administrative approval.

Media Business

We participate in the Media Business through (i) a 6.98% interest in Atco, a holding company with direct and indirect interests in open-air broadcast television stations and in radio stations and (ii) a 1.76% interest in AC, a holding company which until July 4, 2002, had an indirect interest in broadcast television companies. We consider our interests in Atco and AC to be passive investments.

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

On April 19, 2000, the Comisión Nacional de Defensa de la Competencia (the National Commission for the Defense of Competition or “CNDC”) approved the consummation of the transactions described in the Atco Sale Agreement (an agreement to sell our interest ownership in Atco to Telefónica de Contenidos S.A. (“Telefónica Contenidos”)), the Atco Option Agreement (the option of TyC to make a capital contribution to Atco), and the AC Sale Agreement (the option of TyC to make a capital contribution to AC). The CNDC resolution approving the transactions mandated that Telefónica Contenidos (formerly Telefónica Media) transfer to third parties within a term of eighteen months, either Channel 8 or Channel 10, which are open-air television broadcasters located in the city of Mar del Plata. At present, Channel 8 is indirectly controlled by Atco, and AC owns a 50.0% interest in the company that controls Channel 10. In accordance with Broadcasting Law No. 22,285 and complementary rules, a company cannot hold two broadcasting licenses in the same area, such area as defined by the Comité Federal de Radiodifusión (the Broadcasting Federal Commission, or “COMFER”), at the time such licenses are granted. COMFER has issued a release stating that a company cannot own, directly or indirectly, shares of two different licensed companies in the same area.

On July 4, 2002, AC sold its ownership interest in Prime, the AC media business of Telearte and Compañía de Televisión del Atlántico S.A., to the HFS media Group for U.S.$12 million. Consequently, Telefónica Contenidos is in compliance with the Broadcasting Law and the COMFER release. In addition and in accordance with this law, it gave up Channel 10 of Mar del Plata. On the basis of financial information furnished by AC as of December 31, 2005, such transaction did not modify our recoverable value of the investment in AC.

Atco owns companies that own 100% of the capital stock of Televisión Federal S.A.(“Telefé”), the owner of the license and operator of Channel 11 of Buenos Aires (“Channel 11”), the leading Argentine open-air television broadcaster, and certain other television broadcasters in the interior of the country.

On December 27, 2004, the extraordinary shareholders’ meeting of Atco approved an increase to its capital stock and consequently, as of December 31, 2004, our ownership interest decreased from 26.8% to 4.71% due to our decision not to participate in the capital increase. Other Telefónica subsidiaries control the remaining 95.29%. The capital stock increase is pending registration at the RPC. As of August 8, 2005, the extraordinary shareholders’ meeting of Atco approved the capitalization of its irrevocable capital contributions, which generated an increase of our ownership interest in Atco to 9.35% from 4.71%. Additionally, at an extraordinary shareholders’ Meeting on December 12, 2005, Atco shareholders decided to make certain changes in the method of calculating the capitalization of the inflation adjustment of the irrevocable contribution, which reduced our interest to 6.98%.

As of December 31, 2005, our equity interest in ATCO was valued at the original cost restated up to the limit of its estimated recuperable value as of that date. Therefore we have maintained our equity interest in such company at nil.

AC

In December 1998, SHOSA acquired an ownership interest in AC. On December 15, 2000, SHOSA reimbursed us for irrevocable capital contributions that we made, through the delivery of the ownership interest in AC, which was valued at Ps.7,950 (in pesos restated for inflation until February 28, 2003), related to the book value of such ownership interest as of September 30, 2000. As of June 30, 2002, AC held indirect equity interest in licensed broadcast television companies in Buenos Aires and other cities of the interior of Argentina through Prime Argentina S.A. (“Prime”). As of December 31, 2004, our ownership interest in AC amounted to 26.8% and other Telefónica subsidiaries controlled the remaining 73.2%.

Prime, a joint venture formed between AC and Prime Television Limited of Australia, had a 99.99% ownership interest in Telearte, the owner of the license and operator of Channel 9 of Buenos Aires (“Channel 9”), as well as interests in television programming and distribution businesses and three television broadcasting affiliates of Channel 9 based in the cities of Mar del Plata, Paraná and Resistencia (the “Prime Affiliates”).

On April 19, 2000, the CNDC approved the consummation of the transactions described in the AC Sale Agreement. The CNDC resolution approving the transactions mandated Telefónica Contenidos (formerly Telefónica Media) to transfer to third parties within a term of eighteen months from the date of notice of the acquisition of the shares, either Channel 8 or Channel 10, which are open-air television broadcasters located in the city of Mar del Plata. On July 4, 2002, AC sold its ownership interest in Prime to the HFS Media Group for U.S.$12 million. Moreover, Telefónica Contenidos complied with the CNDC resolution mentioned above. Consequently, Telefónica Contenidos no longer has an indirect ownership interest in the licensed broadcast television companies through AC as of the above-mentioned date. As of August 8, 2005, AC’s shareholders approved the capitalization of its irrevocable capital contributions, which generated a decrease in our ownership interest in AC to 2.84% from 26.82%. Additionally, at an extraordinary shareholders’ meeting on December 12, 2005, AC’s shareholders decided to make certain changes in the method of calculating the capitalization of the inflation adjustment of said irrevocable contribution, which reduced our interest to 1.76%.

As of December 31, 2005, due to the reduction of our interest in AC, we have valued our equity interest at its original cost restated up to the limit of its recoverable value estimated as of such date. Consequently, we have maintained our equity interest in such company at nil.

Vigil and Temarsa

On October 24, 2002, we acquired one common share of Vigil Corp S.A. (“Vigil”) with nominal value of Ps.1, for an amount of Ps.1. Additionally, on the same date, we acquired one common share of Telefónica Media Argentina S.A. (“Temarsa”) with nominal value of Ps.1, for an amount of Ps.1. These acquisitions represent less than 1% of the capital stock of such companies. See Note 4.e to the Holding Annual Financial Statements.

The final merger agreement between Temarsa, Vigil and Ambit S.A. was executed on December 11, 2003. Under this agreement, Vigil and Ambit S.A. were to be dissolved without liquidation and merged into Temarsa. As a result of the merger, Temarsa’s capital stock would have increased by $93,623,004 by the issuance of 93,623,004 common, registered, non-endorsable shares of Ps.1 nominal value each and entitled to one vote per share. Such shares were to be exchanged for those held by the shareholders of the two taken-over companies at the following ratio: for each share of Vigil, each shareholder would have received 0.00024 shares of Temarsa and for each share of Ambit S.A. each shareholder would have received 0.58 shares of Temarsa. The Inspección General de Justicia (the Argentine agency that regulates corporations, the “IGJ”) did not approve the merger, and Ambit, Vigil and Temarsa filed a judicial appeal against such decision. Finally, on February 10, 2005, Ambit, Vigil and Temarsa withdrew the mentioned judicial appeal.

Business Strategy

Telefónica Argentina’s short-term strategy has been to continuously adapt its business plans to address the challenges and risks presented by the Argentine economy. Therefore, its short-term strategy focused on the renegotiation of its contract, cost controls and efficiency improvements, capital expenditures controls, improvements in working capital and management of cash and liquidity.

Because of the Argentine economic crisis since 2002, Telefónica Argentina has taken certain steps to moderate the effects of the imbalance between changes in revenues and changes in costs caused by the significant increase in the prices of its usual supplies and the cost of technology-related investments usually required by the business that it develops, and the situation affecting service rates as described in “—Regulatory Matters—Rates” below. Some of these measures include:

•	Capital expenditures: Telefónica Argentina implemented a plan to adapt its capital expenditures rapidly to the changing economic environment. To that end it only concentrated on those projects that are required to maintain the quality of its services in the short-term, generate cash flow in the short-term or which it deems to be high priority or to be important for strategic reasons.

•	Operating costs reduction: Telefónica Argentina renegotiated most of its supply contracts. The goals of these renegotiations were to (1) reduce costs, (2) reduce, when possible, its exposure to inflation and devaluation, (3) adjust its costs to lower demand for services, (4) when possible, reduce the quality of service required to be provided and (5) in some cases, terminate such contracts.

•	Increased collection rates: Telefónica Argentina has implemented new collection policies for collecting receivables, including disconnection policies tailored to each customer segment, among other initiatives.

•	Customer segmentation: Telefónica Argentina enhanced the relationship with its customers by developing segmentation and different plans to attend to different customers’ needs, principally involving broadband.

•	Cash management and debt renegotiation: Telefónica Argentina implemented a series of actions to decrease its exchange rate risk on its current assets while managing its main accounts payable. In addition, it restructured a substantive portion of its debt which has resulted in the extension of the maturity profile of its debt.

•	Increase in lines in service and Internet users: During 2004 and 2005 Telefónica Argentina experienced an increase in lines in service and ADSL users, which contributed to an increase in its revenues. Telefónica Argentina’s lines in service increased by approximately 206,000 lines, or by 4.8% and its ADSL users increased by approximately 113,000 users, or by 60%. Telefónica Argentina’s mission and strategy is to continue growing in high-speed internet broadband services such as ADSL connections.

Although Telefónica Argentina has adopted these measures to mitigate the effects of changes in its business, and although certain indicators of the Argentine economy are currently showing favorable signs, future operating conditions might not continue to be stable because the current regulatory framework has still not established rules to allow restoring the balance of the variables in Telefónica Argentina’s economic and financial equation. See Item 3: “Key Information” and “—Regulatory Matters—Rates.”

During 2005, Telefónica Argentina also implemented the following policies and measures based on:

•	Revenues: Telefónica Argentina concentrated on developing and promoting certain products that it considers to have strategic importance. Telefónica Argentina principally focused on broadband services (its ADSL users increased 60% to approximately 302,000) basic telephone lines (its lines in service increased by approximately 206,000 lines), and value added services;

•	Capital Expenditures: Telefónica Argentina concentrated on capital expenditures related to its strategic products, such as ADSL and basic telephone services; and

•	Debt Strategy: Telefónica Argentina decreased its total debt by Ps.832 million, partially with self-generated cash. Telefónica Argentina took actions to decrease its foreign exchange risk mainly due to U.S. dollar variations against the peso. Pursuant to this goal, Telefónica Argentina refinanced and repaid part of its U.S. dollar denominated debt with the proceeds of the issuance of peso-denominated negotiable obligations and of peso-denominated loans with local banks.

Also during 2005, Telefónica continued developing the Programa Compromiso Cliente (Customer Commitment Program which began in 2004). This program’s goal is to improve services to customers through innovations, better customer service, increased efficiency and human resources management. Consequently, as part of this strategy Telefónica Argentina focused on its existing customers, sales of prepaid minute packages, increasing consumption, promoting value added services and broadband services, and competition management, both in long distance and in public telephones.

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

In this respect, Telefónica Argentina intends to continue to solidify its position as the leading provider of integrated telecommunication business solutions in Argentina by providing a full range of high quality services, including voice services, value-added services, broadband, dial-up internet access, and other high-technology products for corporate users through different marketing channels. Telefónica Argentina also intends to continue to invest substantial resources and efforts into training and personnel development in order to offer better services to its clients, and incentive programs to reduce costs and improve efficiency.

Telefónica Argentina believes that the implementation of these short and long-term business strategies will continue to have a beneficial effect on the competitiveness of Telefónica Argentina’s telecommunications activities, mitigating the adverse effects of growing competition and Argentina’s economic and regulatory situation.

Commercial and Marketing Channels

The objectives established in the business units were achieved through commercial intelligence tools, micro-segmenting models, consumption prediction models, studies of demand, targeted commercial actions, etc.

These tools helped strengthen Telefónica Argentina’s commercial actions and improve efficiency in the respective processes.

Telefónica Argentina is fully oriented towards its customers, and their full satisfaction is Telefónica Argentina’s day-to-day commitment. Telefónica Argentina believes that a strong relationship develops with sustained growth.

Telefónica Argentina is organized through the following commercial units in order to approach and achieve its commercial and marketing strategy:

Corporate Customers

This business unit attends to Telefónica Argentina’s top 1,000 customers, including government offices and specializes in the development of integrated and high quality solutions. Telefónica Argentina’s main goal is to focus on the needs and opportunities of big companies and customers and the opportunities they offer in terms of service demand.

Preferential Customers

Telefónica Argentina’s Preferential Business Unit succeeded in maintaining Telefónica Argentina’s leading position in the small and medium enterprises market (retailers and professionals). As a result, Telefónica Argentina has gained a foothold as the only provider in Argentina to offer comprehensive telecommunications solutions for this kind of customer.

The Preferential Business Unit serves 160,000 customers by supplying differential service and hands-on advice, and promoting growth in small and medium enterprises through value propositions based on an understanding of customers’ needs, training and development of new products and services tailored to each specific need.

Telefónica Argentina’s commitment to customers as well as an orientation towards full customer satisfaction represent a clear and permanent channel of communication that will allow it to maintain its leadership in this type of customer base.

Residential Customers

As regards Telefónica Argentina’s traditional business, the number of residential customers, such as families, retirees and public phones, continued to grow. This unit serves more than 4 million lines in service. In this respect, both the plans designed to improve network flexibility and the differential marketing policies deserve special emphasis. Advertising together with Telefónica Argentina’s strong name recognition are important tools in managing the growth of this commercial segment.

Wholesale Business

Telefónica Argentina’s wholesale unit serves other telecommunication providers, such as cellular companies, or fixed-line providers, with network access and facilities.

During 2005, Telefónica Argentina’s wholesale business saw significant growth. The reasons for such growth include opportunities offered by the increase in the cellular telephony market and the introduction of new services that helped increase Telefónica Argentina’s share in the broadband business, a segment that continues to show high growth rates.

The increase in traffic both in fixed telephony and in the number of billable voice and data links, which reflects the economy’s expansion, brought forth an opportunity that was also significantly tapped by the wholesale business.

Revenues

Our principal source of funds derives from fees under the Telefónica Holding Advisory Agreement. See Item 7: “Major Shareholders—Related Party Transactions—Telefónica Holding Advisory Agreement.”

Telefónica Argentina’s revenues are primarily derived from:

•	measured service;

•	domestic long-distance service;

•	monthly basic charges;

•	special services (including ADSL broadband services);

•	installation charges;

•	public phones;

•	access charges;

•	international long-distance service;

•	direct lines; and

•	other source of revenues.

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

	December 2005	December 2004	December 2003	December 2002	September 2001
	(in pesos)(1)
Residential:
Installation charge per line	150	150	150	150	150
Monthly basic charge(2)	13.23	13.23	13.23	13.23	13.23
Pulses
Month equivalent	282	282	282	282	282
Commercial:
Installation charge per line	150	150	150	150	150
Monthly basic charge(3) (4)	30.20	30.20	30.20	30.20	30.20
Pulses
Monthly equivalent(4)	644	644	644	644	644
Prices:(5)
Price per pulse (nominal) in pesos	0.0469	0.0469	0.0469	0.0469	0.0469
Price per pulse in U.S.$(6)	0.015	0.016	0.016	0.0139	0.0469
Exchange Rate Ps.1.00/U.S.$1.00(6)	3.03	2.98	2.93	3.37	1.00

(1)	As of the enactment of the Public Emergency Law.

(2)	Retirees and pensioners whose consumption is less than 300 pulses per two-month period, as well as residential customers whose consumption is less than 150 pulses per two-month period, have preferential tariffs.

(3)	Monthly basic charge for measured service in an area with more than 200,000 telephones.

(4)	Corresponds to the Province and City of Buenos Aires. For the rest of the Southern Region, monthly basic charges amounted to Ps.27.3 during September 2001, December 2002, 2003, 2004 and 2005. The pulses/month equivalent was 582 for 2001, 2002, 2003, 2004 and 2005.

(5)	Effective November 1, 1991, under the rate agreement, customers were billed in pesos at an exchange rate of the average of the closing bid and offer exchange rates quoted by Banco Nación for wire transfers of U.S. dollars on the day before each bill was prepared. However, the Public Emergency Law, effective as of January 6, 2002, invalidated the clauses contained in contracts with the Argentine government under public law (including the provision of telecommunications services) providing for adjustments based on price indices that are applicable in other countries, as well as any other adjustment method and converted Telefónica Argentina’s rates at one peso to one U.S. dollar.

(6)	Banco Nación’s offered rate for the last day of the month for wire transfers of U.S. dollars.

Telefónica Argentina’s principal sources of revenues for the fiscal year ended December 31, 2005 were approximately 27% from local and domestic long-distance measured services, approximately 23% from monthly basic charges, approximately 17% from special services, approximately 15% from access charges, approximately 5% from public phones and approximately 4% from international services.

Telefónica Argentina formerly provided value-added telecommunications services through Telefónica Data and Startel until such subsidiaries were spun off. Telefónica Argentina provided PCS and cellular service through its former subsidiary TMA until January 31, 2001, as TMA was spun off on February 1, 2001.

Operating revenue figures presented by category of services in this Annual Report are derived from Telefónica Argentina’s accounting records, certain reports from Telefónica Argentina’s billing systems and certain estimates made by Telefónica Argentina’s management. This breakdown is not included in Telefónica Argentina’s Annual Financial Statements.

The table below shows Telefónica Argentina’s sales revenues broken down by category of service.(1)

	Twelve-Month Fiscal Year December 31, 2005	Twelve-Month Fiscal Year December 31, 2004	Twelve-Month Fiscal Year December 31, 2003	Twelve-Month Fiscal Year December 31, 2002(4)(5)	Three-Month Fiscal Year December 31, 2001(4)(5)	Three-Month Unaudited Period December 31, 2000(4)(5)	Twelve- Month Fiscal Year September 30, 2001(4)(5)
	(in millions of pesos restated for inflation until February 28, 2003)(1)
Basic telephone service
Measured service	923	893	837	922	435	490	1,797
Monthly basic charges(2)	787	746	691	823	376	374	1,492
Special services	565	477	396	396	161	164	670
Public phones	185	203	194	224	101	117	487
Access charges	517	403	335	294	119	186	690
International long-distance service	125	108	105	94	75	82	312
Direct lines	79	88	86	86	57	55	178
Publishing of telephone directories	–—	–—	–—	65	33	9	119
Other	186	187	157	156	67	92	286
Total(3)	3,367	3,105	2,801	3,060	1,424	1,569	6,154

(1)	See “Presentation of Financial Information” in the initial pages of this Annual Report.

(2)	Includes monthly basic charges and charges for supplemental services.

(3)	Telefónica Argentina accrued its operating revenues for each financial reporting period based on pulses (defined below) and services consumed, whether or not charges for the pulses and services have been billed.

(4)	Figures have not been restated to reflect the change in the presentation criteria of turnover tax.

(5)	Figures on a consolidated basis with Telinver, figures do not include the effect of the disposal of Telinver. See Note 15 to Cointel’s financial statements.

Measured Service

For measured service, Telefónica Argentina has two different billing cycles, one is a two-month billing cycle and the other is a monthly billing cycle. Approximately 65% of Telefónica Argentina’s customers have a two-month billing cycle. Charges for local and domestic long-distance measured service vary with the price per unit of usage at the time of the call and the number of units that measure usage (“usage units”) that are tallied during a call. The number of usage units tallied for a particular local call depends upon the day, the time of day and the duration of the call. Historically, the only type of usage unit used to determine charges for local calls had been the “pulse”, a fixed value unit. A pulse is four minutes during off-peak time and two minutes during peak time. Usage for domestic long-distance calls is measured in variable value units denominated in pesos per minute. A “communication unit” serves as the conversion factor that, when multiplied by the then current price per pulse, determines the applicable cost per second of a domestic long-distance call. The conversion value of a communication unit applicable to a particular call varies depending upon distance of the call and the frequency of pulses, according to the type of telecommunications service giving rise to the charges and time of day and day of the week of the call.

Prior to the enactment on January 6, 2002 of the Public Emergency Law, the price per pulse was adjustable on a semiannual basis based on changes in the U.S. consumer price index, and was denominated in U.S. dollars.

In the Memorandum of Understanding 2006, the parties agreed to comply with and maintain the legal conditions provided in the Transfer Contract and regulations effective to date. Thirty days after the public hearing to be summoned by the UNIREN to discuss the Memorandum of Understanding 2006, Telefónica Argentina and its shareholders are required to suspend for 210 working days all the claims, remedies, and lawsuits filed or in progress before administrative and arbitral tribunals, or any court of law, in Argentina or abroad, based on or related to the events occurred or measures taken as a result of the emergency situation under Law No. 25,561 regarding the Telefónica Argentina’s license and Transfer Contract. After the procedures provided for in current regulations are met, this instrument will be a necessary background to execute the renegotiation with the government.

Among other things, the Memorandum of Understanding 2006 provides the unification of the reduced rate calling time band for local, domestic and international long-distance calls.

Domestic Long-Distance Service

As indicated above, as of the Transfer Date, Telefónica Argentina’s domestic long-distance service was provided principally through its microwave network, using analog switching and transmission technology. Telefónica Argentina converted its microwave network to digital switching and transmission technology. As of December 31, 2005, Telefónica Argentina had constructed 18,511 kilometers of an optical fiber network, of which 5,305 kilometers are in the Northern Region, for domestic long-distance transmission between major cities and another optical fiber network for transmission between local exchanges.

Telefónica Argentina estimates that, for the fiscal years ended December 31, 2005, 2004 and 2003 domestic long-distance traffic represented approximately 43%, 40% and 41%, respectively, of all measured service revenues.

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

As of December 31, 2005, approximately 70% of Telefónica Argentina’s monthly basic charges and measured service revenues were generated by residential customers. The remainder was comprised of professional, commercial and governmental customers.

Special Services

From 2001 to 2005, Telefónica Argentina significantly increased the offering of value-added services, including (1) supplementary services (e.g., call waiting, call forwarding) provided through digital switches and telephones, (2) special services for companies (e.g., digital links between customers and digital trunk access), (3) other services supported by an intelligent network (e.g., calling cards, toll-free calling, voice messaging, collect calling), (4) prepaid cards, and (5) Internet access (including ADSL broadband services and Internet traffic).

During 2004 and 2005 Telefónica Argentina experienced an increase in its lines in service and ADSL users, which contributed to an increase in its revenues. Telefónica Argentina’s lines in service increased by approximately 206,000 lines, or by 4.7% and its ADSL users increased by approximately 113,000 users, or by 60%. Telefónica Argentina’s mission and strategy is to continue growing in high-speed internet broadband services such as ADSL connections.

As part of the Reorganization Transactions, Telefónica Data transferred its internet service access operations (including its internet service provider (“ISP”) network and non-corporate ISP customers) to Telefónica Argentina. Telefónica Data also transferred to Telefónica Argentina its 80% interest in the Starnet network and its 80% interest in a satellite network. As of December 31, 2005, Telefónica Argentina provided services to approximately 117,178 residential ISP customers and had 301,902 ADSL users.

Public Phones

As of December 31, 2005, Telefónica Argentina had 120,625 public telephones installed. Of these, 12,894 are public telephones that Telefónica Argentina installed as of December 31, 2005 in the Northern Region and 107,731 are public telephones which Telefónica Argentina installed as of December 31, 2005 in the Southern Region. Telefónica Argentina charges for each call a measured service and an amount for usage measured by usage units. The majority of the public telephones are operated by third parties who are billed for usage. Telefónica Argentina provides commissions to individuals and small- to medium-sized companies in the offering of semi-public and public telephone services so as to increase the availability of such services. Telefónica Argentina has installed coin-operated modular telephones that permit placing local, domestic long-distance, and international calls by direct dialing. These modular telephones are connected to a centralized information management system.

Access Charges

Telefónica Argentina’s revenues from access charges through December 31, 2005 consist of fees collected from other operators, such as (1) local and/or long-distance providers, (2) cellular and PCS licensees, and (3) other minor providers of telecommunication services related to interconnection services that primarily include access, termination and long-distance transport of calls. Interconnection charges are principally calculated on a per minute usage.

As shown in the table below, as of November 8, 2000, Decree No. 764/00 lowered the connection prices for calls within local areas to (1) 1.1 Argentine cents per minute for those districts with more than 5,000 inhabitants or more than 15 telephones for every 100 inhabitants, (2) 1.3 Argentine cents per minute for the remaining districts and in those areas included in the original license of independent operators, and (3) 0.3 Argentine cents per minute for the connections within local areas. A 3% semiannual “price cap” reduction was applied during the first two years that these rules and regulations were in effect. As of April 2003, the interconnection prices for the connections within local areas with districts of more than 5,000 inhabitants and more than 15 telephones for every 100 inhabitants were unchanged.

Interconnection Prices

(origination and termination—hundredths of pesos (“cents”) per minute)(1)

Date of Effectiveness	Districts with more than 5,000 Inhabitants / more than 15 Telephones per 100 Inhabitants	Remaining Districts and Original License Areas	Transport Calls Originating/Terminating in the Same Local Area
November 8, 2000	1.100	1.300	0.300
May 8, 2001	1.067	1.261	0.291
November 8, 2001	1.035	1.223	0.282
May 8, 2002	1.004	1.186	0.274
November 8, 2002	0.974	1.151	0.266

(1)	The Public Emergency Law established the pesification of these rates, which previously were in U.S. dollars.

During 2003, 2004 and 2005, most of these prices were adjusted by CER as described in Item 10: “Additional Information—Exchange Controls.”

International Long-Distance Service

Telefónica Argentina’s revenues from its sales of international long-distance service since October 1, 1999 have consisted of:

•	amounts billed to its local service customers who have not presubscribed with another long-distance provider and Telecom’s local service customers (through a presubscription process) for outgoing telephone calls;

•	amounts earned from foreign (non-Argentine) telecommunications carriers and administrations (“foreign carriers”) for connection to the Argentine telephone network, net of the amounts paid to foreign carriers for the termination of outgoing calls from Telefónica Argentina’s network;

•	international telex services; and

•	international point-to-point leased circuits.

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

Among other things, the Memorandum of Understanding 2006 provides for the application of a correction factor to international incoming calls in the local areas such that the value mentioned in section 37, Exhibit II, Presidential Decree No. 764/00 would be increased threefold.

Telintar, until May 1, 1999, and TLDA, from May 1, 1999 through September 30, 1999, had provided international telephone service which Telefónica Argentina now provides. Telefónica Argentina’s revenues related to international long-distance telephone service and other telecommunication services include charges that TLDA, Startel and Telefónica Data have paid or pay Telefónica Argentina for access to and leasing of its network, the rendering of administrative services and charges paid by cooperative and cellular telephone companies.

Currently, Telefónica Argentina is licensed to provide international services throughout Argentina. Until September 30, 1999, Telefónica Argentina realized international service revenue indirectly through TLDA (and prior to TLDA’s succession, through Telintar). See above “—Telefónica Argentina’s Reorganization.”

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

Operating revenues from international long-distance telephone service have included payments for calls carried by the Argentine international service provider under bilateral agreements between Argentine and foreign carriers covering virtually all international long-distance calls into or out of Argentina. The agreements govern the payments to foreign carriers for the use of such carriers’ facilities in connecting international calls billed in Argentina and payments by the foreign carriers for the use of facilities of Argentine carriers (Telefónica Argentina, and, prior to fiscal year 2000, TLDA and Telintar) in connecting international calls billed abroad. The rates of payment under such agreements are negotiated with each foreign carrier. The practice among carriers is for payments due for the use of overseas networks to be recorded, collected and forwarded by the carriers in the country from which the call is initiated. Settlements among carriers are usually made on a net basis.

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

Other Sources of Revenues

Other sources of revenues include installation charges, other charges to affiliates, charges for operator-assisted long-distance calls installation charges and other minor miscellaneous customer charges.

Revenues from installation charges consist primarily of fees for installation of new phone lines. Pursuant to the provisions of Decree No. 264/98, the Secretary of Communications can approve limitations on the fixed rate installation charges below U.S.$100 for (1) new, low-consumption customers, (2) retirees, (3) students, and (4) residents of low-income suburbs, in accordance with contractual arrangements established by regulation. On March 27, 1998, the Secretary of Communications issued Resolution No. 868/98, which limited installation charges to U.S.$200 as of April 1, 1998, and to U.S.$150 as of October 1, 1998. These amounts in U.S. dollars were converted into pesos by virtue of the Public Emergency Law. In our opinion and the opinion of Telefónica Argentina’s management, the effect of the limits on installation charges on Telefónica Argentina’s business, financial condition and results of operations has not by itself been material.

Telefónica Argentina also derives revenues from the sale of telephone booth terminals, cellular handsets, batteries, computers, related equipment, invoicing services and collection, and network capacity. It sells equipment through direct telemarketing and through retail stores, Teleshops and other showrooms.

Other Services and Investments

E-Commerce Latina

On December 15, 1999, Telinver and Alto Palermo S.A. (“Alto Palermo”), the owner of a number of shopping centers located throughout Argentina, entered into an agreement under which Telinver became a shareholder of E-Commerce Latina S.A. (“E-Commerce Latina”). E-Commerce Latina owns 98% of Altocity.com S.A. (“Altocity”). Altocity engages in the business of selling via the internet a variety of items, including music CDs, electronic appliances, computer hardware and software and books. According to the agreement between Telinver and Alto Palermo, they both agreed to each hold a 50% interest in E-Commerce Latina and, subject to certain conditions, Telinver, and Telefónica Argentina as successor to certain activities of Telinver, would make capital contributions to E-Commerce Latina in an amount up to U.S.$27 million. As of September 30, 2000 and 2001, Telinver, and Telefónica Argentina as successor to certain activities of Telinver, had made capital contributions of Ps.22.2 million (in pesos restated for inflation until February 28, 2003) and U.S.$5 million to E-Commerce Latina, respectively. As part of the Reorganization Transactions, Telinver transferred to Telefónica Argentina its 50% interest in E-Commerce Latina, as of February 1, 2001. In addition, Telefónica Argentina and Alto Palermo undertook to make a voluntary capital contribution to E-Commerce Latina for the development of new business lines for a maximum of Ps.12 million, 75% of which is to be contributed by Telefónica Argentina.

Other Investments

As of December 31, 2004, Telefónica Argentina had a 0.12% share in Intelsat Ltd. Intelsat Ltd. owns and operates a global satellite system that provides voice/data and video services via satellite. Under an agreement signed between Telefónica Argentina and Intelsat U.K., the common shares held by Telefónica Argentina in Intelsat Ltd. were pledged as collateral for the payment of the obligations arising in relation to utilized segment capacity. Telefónica Argentina retains its voting and dividend rights on such shares as long as it does not incur any event of default. In October 2004, at the Shareholders’ Meeting of Intelsat Ltd., the shareholders decided to sell 100% of Intelsat Ltd.’s capital stock to “Zeus Holding Limited.” In exchange for the sale, the shareholders of Intelsat Ltd. received U.S.$18.75 per share. On January 28, 2005, Intelsat Ltd. announced the closing of the sale and made payments to its shareholders according to the terms of the sale. Telefónica Argentina recognized the effects of the sale of Intelsat Ltd. as of that date, which did not have a material impact on its results of operations. Moreover, Telefónica Argentina changed the collateral in the pledge agreement to a cash collateral in order to maintain the guarantee of payment of liabilities arising in relation to the utilized segment capacity.

On July 19, 2004, at a Special Shareholders’ Meeting, the shareholders of New Skies Satellites N.V. (“New Skies”) decided upon the liquidation of the company and the sale of 100% of its assets to “The Blackstone Group” subsidiaries. Pursuant to this transaction, Telefónica Argentina liquidated its 0.15% interest in New Skies. Telefónica Argentina accounted for the liquidation and sale of the interest in New Skies in fiscal year 2004. It did not have a significant impact on Telefónica Argentina’s results of operations.

On December 26, 2002 Telefónica Argentina sold its 1.12% interest in TeleBrasil Sul Celular Participações S.A. for U.S.$570,000.

Telefónica Argentina may from time to time, and in connection with TISA or its other affiliates, invest in or acquire other assets or equity interests in telecommunications operations in or outside of Argentina.

Disposal of Telinver–Publishing of Telephone Directories

The revenues of Telefónica Argentina’s former subsidiary Telinver were principally derived from the publishing of telephone directories. Under the License Agreement, Telefónica Argentina had the right to edit, publish, and sell advertisements in, as well as the obligation to distribute, telephone directories in every local area that Telefónica Argentina serves, which is principally comprised of the Southern Region. Telefónica Argentina conducted this business through Telinver. Telinver also offers telephone booth advertising.

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

On December 29, 2000, Telefónica Argentina made an irrevocable contribution to Telinver in the amount of U.S.$17.1 million (equivalent to Ps.37.6 million of pesos restated for inflation until February 28, 2003) through settlement of certain receivables outstanding with Telinver. On June 28, 2001, Telefónica Argentina made a capital contribution of Ps.79.6 million (in pesos restated for inflation until February 28, 2003) to Telinver; simultaneously, Telinver distributed cash dividends in the amount of Ps.69.5 million (in pesos restated for inflation until February 28, 2003). As of December 31, 2004, Telinver’s liabilities in foreign currency exceeded current assets in foreign currency by approximately U.S.$36.5 million and, in addition, total liabilities exceeded total assets, so there was a negative shareholders’ equity in the amount of Ps.36 million, a condition which under Argentine law required Telinver’s dissolution because of the lack of sufficient capital stock due to accumulated losses.

After evaluating Telinver’s financing needs in light of the Argentine economic situation and the current difficulties in obtaining credit, on January 3, 2005, Telefónica Argentina assumed all of Telinver’s debt in an amount of U.S.$39.2 million, corresponding to Telinver’s total indebtedness owed to TISA, which expressly consented to the assignment by Telinver to Telefónica Argentina. In addition, TISA agreed to reduce the interest rate of that debt from LIBOR plus 9% to LIBOR plus 4.5%. In consideration for Telefónica Argentina’s assumption of the debt, Telinver entered into two loan agreements in pesos with Telefónica Argentina in the amounts of Ps.71.5 million and Ps.45 million, respectively.

Subsequently, at Telinver’s Extraordinary Shareholders’ Meeting on February 14, 2005, Telefónica Argentina, as the controlling shareholder of Telinver, approved a capital stock increase equivalent to Ps.71.5 million. These shares were given to Telefónica Argentina as payment under the first loan agreement mentioned in the previous paragraph. See Item 5: “Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

The remaining debt of Ps.45 million after the capitalization mentioned above is to be repaid by Telinver in eight semi-annual installments at an 11% annual nominal interest rate. The outstanding balance of this loan as of December 31, 2005 amounted to Ps.34 million.

On November 11, 2005, Telefónica Argentina sold 100% of its shares in Telinver and other related assets to Telefónica Publicidad e Información, S.A. and Telefónica Publicidad e Información International, S.A. (the “TPI Group”), which acquired 95% and 5% of the shares, respectively. The transaction was approved by Telefónica Argentina’s Audit Committee prior to the discussion thereof by the Board of Directors. The Audit Committee concluded that the transaction, the conditions of which are summarized below, may be fairly considered as meeting the normal and usual market conditions. The main terms of the transaction are as follows:

Price: U.S.$74 million (value of assets), from which the financial debt (net of treasury) and allowances of approximately U.S.$7.5 million are deducted.

Term: the purchase price will be paid by TPI Group over a term of 2 years and 6 months from the date of execution, plus an interest rate equivalent to 5.03% per annum. This payment is secured by two promissory notes issued by each of the purchasers.

Guarantees: Telefónica Argentina has made the representations and guarantees customary in these kinds of purchase and sale agreements.

Other contracts: before the sale of the shares, Telefónica Argentina and Telinver signed new agreements for the edition, publication, distribution and advertising of the telephone directories and the provision of billing services on account and behalf of other parties. Both agreements have been implemented on the basis of the following conditions:

Edition Agreement: Telefónica Argentina has entrusted Telinver with the edition, publication, distribution and advertising of the telephone directories. Under this agreement, Telefónica Argentina received a fee for the net revenues derived from advertising of the telephone directories and will continue to be liable for the costs of the directories’ white-page section.

Billing agreement on account and behalf of Telinver: Telefónica Argentina will bill and collect on account and behalf of Telinver the sale of advertising space to its customers.

Telefónica Argentina has recorded income from this transaction under Argentine GAAP of Ps.109 million (Ps.35 million calculated at our equity interest in Telefónica Argentina) disclosed in the Income statement in the line “Income/loss from Discontinued Operations.” See Item 5: “Operating and Financial Review and Prospects—Comparison of Results of Operations for the Fiscal Years Ended December 31, 2005, 2004 and 2003.”

Under U.S. GAAP, the transferor should not recognize gains on sales and other transfers of assets between related parties under common control. Consequently, Telefónica Argentina has recorded this transaction at book value, accounting for the difference between the sales price and the book value of the shares transferred (amounting to Ps.100 million) (Ps.32 million calculated at our equity interest in Telefónica Argentina) as a capital contribution under U.S.GAAP.

As a result of this disposal, Telefónica Argentina has discontinued operations in the telephone directory publication business segment, as Telefónica Argentina continues only with the telecommunications segment.

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

Telefónica Argentina collects customer payments through a number of different channels, including banks, third-party collection channels and its own commercial offices and automatic bank debit and credit cards.

Management Contract

On the Transfer Date, Telefónica Argentina entered into a Management Contract (the “Management Contract”) with Telefónica as the operator. Under the Management Contract, Telefónica is responsible for managing Telefónica

Argentina’s business and for providing services, expertise and know-how with respect to Telefónica Argentina’s entire range of activities. As required by the List of Conditions, the Management Contract provides Telefónica with management powers relating to Telefónica Argentina’s day-to-day operations. The basic terms and conditions of the Management Contract and certain related agreements, as in effect on the date hereof, are set forth below.

Operator Responsibilities

The responsibilities of Telefónica include (1) developing general policies; (2) designing personnel and compensation structures; (3) supplying necessary personnel; (4) selecting appropriate technology and expertise; and (5) developing detailed action plans and budgets for Telefónica Argentina’s Board of Directors.

Management Fee

Under the Management Contract, Telefónica is entitled to receive an annual management fee calculated as a percentage (the “Management Fee Percentage”) of Telefónica Argentina’s net income before deduction for, among other things, depreciation, financial expenses, income tax and the management fee itself (the “gross margin”). The valuation of each item included in the management fee formula is made in accordance with Argentine GAAP and is subject to review by a recognized external independent accounting firm designated by both Telefónica Argentina and Telefónica, with the report of such firm being conclusive. Such agreement was automatically extended until April 30, 2003 at Telefónica’s option. The management fee amounted to 9% of the gross margin. In addition, on October 30, 2002, Telefónica notified Telefónica Argentina that it was exercising its option to extend the term of the Management Contract for an additional period of five years beginning April 30, 2003 pursuant to its right under the Management Contract. To that end, on July 30, 2003, Telefónica Argentina entered into a Supplement to the Management Contract pursuant to which the management fee was established as 4% of the gross margin, applicable beginning May 1, 2003; this was confirmed by the General Shareholder’s Meeting held on April 19, 2004.

During the fiscal years ended December 31, 2005, 2004 and 2003, management fees were approximately Ps.75 million, Ps.68 million and Ps.86 million, respectively (in pesos restated for inflation until February 28, 2003). In addition to the management fee, Telefónica Argentina is obligated under the Management Contract to cover the costs of personnel assigned to Telefónica Argentina.

Duration

The Management Contract originally had a seven-year term coinciding with the period of exclusivity provided for in the List of Conditions. The contract was automatically extended for an additional period coinciding with the extension of the period of exclusivity of Telefónica Argentina’s license to provide telecommunications services. As Telefónica Argentina’s license was exclusive until October 10, 1999 (see “—Competition” below), Telefónica Argentina and Telefónica continued to honor the terms of the Management Contract until such date. At Telefónica’s option, the Management Contract was extended through April 30, 2008.

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

In the event Telefónica terminates the Management Contract for any reason other than point (4) above, Telefónica Argentina is liable for all damages suffered by Telefónica as a result of such termination. If Telefónica terminates the Management Contract based on an irreconcilable conflict concerning general policies, a plan of action or the annual budget, it would be entitled to receive, as liquidated damages for 20 quarters following termination, an amount equal to 45% of the average quarterly management fee received during the preceding three years; provided, however, that payments for any remaining quarters after April 30, 2003 would be reduced to 33% of the average quarterly management fee. Telefónica Argentina may terminate the Management Contract due to the revocation of Telefónica Argentina’s license to provide telecommunications services due to the action or inaction of Telefónica or the liquidation or bankruptcy of Telefónica. See “—Regulatory Matters—Revocability of Telefónica Argentina’s License” below.

Capital Expenditures

Pursuant to then applicable regulations, Telefónica Argentina had to meet certain minimum annual standards regarding the expansion of its telephone system and improvement to the quality of service in order to maintain the exclusivity of its original license. The contract that now sets the terms of its non-exclusive license also contains a number of operating standards. See “—Regulatory Matters—Service Requirements” below.

The following table sets forth Telefónica Argentina’s capital expenditures.

	Capital Expenditures(1)(2)
	Twelve-Month Fiscal Year Ended December 31, 2005	Twelve-Month Fiscal Year Ended December 31, 2004	Twelve-Month Fiscal Year Ended December 31, 2003	Twelve-Month Fiscal Year Ended December 31, 2002(3)(5)	Three-Month Fiscal Year Ended December 31, 2001(5)	Twelve-Month Fiscal Year Ended September 30, 2001(5)
	(in millions of pesos restated for inflation until February 28, 2003)
Buildings, Land and Equipment	11	10	2	4	33	77
Switching and Transmission	192	191	85	74	77	321
External Plant(4)	35	26	7	20	52	242
Telephone Equipment	28	24	17	14	24	106
Materials	73	109	21	10	—	61
Other	134	77	54	29	24	83

Total	473	437	186	151	210	890

(1)	The allocation of work in progress and prepayments to vendors among items has been estimated.

(2)	See Note 2.3 of our Annual Financial Statements and Item 3: “Key Information–Selected Financial Data.”

(3)	Excludes Ps.29 million (in pesos restated for inflation until February 28, 2003) in construction in process corresponding to capitalized exchange differences.

(4)	“External Plant” includes transmission lines and other transmission facilities (principally underground cables), but excludes real property not associated with transmission facilities, which is included under “Buildings, Land and Equipment.”

(5)	Figures on a consolidated basis with Telinver. Figures do not include the effect of the disposal of Telinver. See Note 15 to the Annual Financial Statement.

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

In addition, Telefónica Argentina agreed, as part of its purchase of Compañía Argentina de Teléfonos S.A., to install a significant number of digital lines and public telephones.

For the fiscal year ending December 31, 2006, Telefónica Argentina expects to make capital expenditures of approximately Ps.500 million. Estimates for capital expenditures are preliminary and are based upon assumptions regarding commercial, technical and economic factors such as rates for telecommunications services, exchange rates, inflation, demand and availability of equipment and buildings. See “—Business Strategy” above and Item 5: “Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

Competition

Until the deregulation of the access to the Argentine telecommunications market, Telefónica Argentina had been the only licensed provider of wireline public telecommunications services and basic telephone services in the Southern Region, where it owned virtually all public exchanges, the network of local telephone lines and the principal domestic long-distance telephone transmission facilities. Telecom had been the only licensed supplier of such services in the Northern Region. Since 1999, the Argentine government has issued a number of decrees liberalizing the telecommunications market and awarded numerous licenses. As a result, a number of new operators have entered the market. The new providers of local, domestic long-distance and international telephone services are now direct competitors of Telefónica Argentina. The operators owning data transmission networks, few providers of internet protocol (IP) telephony services, and other companies providing wireless services (including companies spun off from Telefónica Argentina in the Reorganization Transactions) are Telefónica Argentina’s indirect competitors to the extent those services may be substitutes for wireline telephony.

The following table provides, as of January 1, 2006, the number of licenses granted by the Secretary of Communications per service:

Type of license	Quantity (1)
PCS	6
Basic telephone service	279
Local telephony	106
Domestic long-distance	142
International long-distance	142
Public telephone	114
Internet access	23
Data transmission service	420
Value-added service	667
Cellular service	4
Other	1,141
Total	3,044

(1)	Although there have been numerous licenses granted, most license holders have not entered the market or are not currently active. Many of these licenses have been granted for a specific geographic area.

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

Competition may be affected by changes in technology in the future. The telecommunications industry is subject to continuous, rapid and significant changes in technology and to the related introduction of new products and services. Telefónica Argentina’s network is digital, which should help it maintain its competitive position going forward. While Telefónica Argentina believes that in the foreseeable future these changes will not materially affect the continued efficacy of already implemented technologies and that Telefónica Argentina will be able to obtain access to appropriate technologies on a timely basis, neither we nor Telefónica Argentina can predict with certainty the effect of technological changes on Telefónica Argentina’s business. New services and technological advances may offer additional opportunities to compete against Telefónica Argentina on the basis of cost, quality or functionality. It may not be practicable or cost-effective for Telefónica Argentina to replace or upgrade its installed technologies in response to competitors’ actions. Responding to such change may require Telefónica Argentina to devote substantial capital to the development, procurement or implementation of new technologies, and may be dependent upon its ability to obtain additional financing. Although Telefónica Argentina believes that, for the foreseeable future, existing and developing technologies will not materially adversely affect the viability or competitiveness of its telecommunications business, it can give no assurance as to the nature and extent of the impact on Telefónica Argentina of technological change.

Competition has and may continue to be affected by the business strategies and alliances of Telefónica Argentina’s competitors and the general business and economic climate in Argentina, including changes in demand, interest rates, inflation rates and the peso/U.S. dollar exchange rate, which may affect us and Telefónica Argentina and its competitors differently, not necessarily to our or its advantage. Additionally, a continuing trend toward business combinations and reorganizations in the telecommunications industry may create powerful new competitors. The consolidation of Teléfonos de México S.A. (“Telmex”) in Argentina led this company to be the third largest telecommunication operator by its participation in CTI, Telmex Argentina (formerly known as AT&T Latin America, Argentine branch), Techtel and Metrored (in some cases, through América Móviles).

Telecom is planning the deployment of a Next Generation Network (NGN). With this network, Telecom will be able to offer IPTV, Video on Demand and 20Mbps internet access. Telecom is planning to migrate its entire network to NGN in the next eight years and to extend this technology to the Southern Region.

Basic Telephone Services

Telefónica Argentina is the incumbent provider of basic telephone services in the Southern Region. However, other licensees currently providing local telephone services include Telecom, Telmex, Impsat and Port-Hable.

CTI, a mobile phone company owned by Telmex, is also competing in the basic telephony market, with a fixed cellular phone launched in March 2005.

Telefónica Argentina is now using its expanded fiber-optic network in the Northern Region to carry long-distance traffic and a multiservice network to provide local service in the three most important cities in the Northern Region where Telecom is the incumbent provider. Telefónica Argentina has expanded and improved its network capacity by, among other means: (1) the construction of fixed wireless networks equipped to provide symmetric and asymmetric voice services in the Northern Region; (2) activating new lines and focusing on achieving full capacity utilization on plant additions and on existing network capacity; and (3) others, including the expansion of the transmission network to accommodate current traffic (including local, multiple-area, domestic long-distance, and submarine cable traffic). As of December 31, 2005, Telefónica Argentina had built 18,511 kilometers of an optical fiber network, of which (1) 5,305 kilometers are in the Northern Region for domestic long-distance transmission between major cities, and (2) 13,206 kilometers make up another optical fiber network for transmission between local exchanges. The fiber-optic network currently extends to several of the larger Northern cities in Argentina. Telefónica Argentina uses supplemental leasing of circuits from other providers to increase its ability to offer long-distance service in the Northern Region.

Domestic Long-Distance Service

Telefónica Argentina’s principal competitors in providing domestic long-distance telephone services are Telecom, Telmex, CTI, I-Plan, Telephone 2 and Impsat. Telefónica Argentina’s exposure to competition has increased due to the presubscription process and, might be further increased if the carrier selection through dialing (“call by call”) is fully implemented. See “—Regulatory Matters—Regulations Related to Long-Distance Services” below. As a consequence of the presubscription process, certain local service customers opted for one of our competitors, and certain Telecom local services customers opted for Telefónica Argentina or for one of the other competitors as their new provider of long-distance services. During 2005, the total number of long-distance services customers gained (approximately 117,177 lines) was less than customers lost (approximately 254,787 lines). Telefónica Argentina has focused on “win-back” activities regarding those customers that opted for other providers. Customers will be able in the near future to select their long-distance provider by dialing a specific three-digit code number at the time they make a call. This new system, when fully operative, will coexist as an alternative for the presubscription provider for the line that originates a long-distance call. As of the date of this Annual Report, Telefónica Argentina’s networks and equipment are available to provide the selection services, but no operator has asked Telefónica Argentina for interconnection.

International Long-Distance Service

Domestically, Telefónica Argentina faces competition mainly from Telecom, CTI, Telmex Argentina (formerly known as AT&T Latin America, Argentine Branch), Impsat and I-Plan with regards to international service. Such competition is affected by several factors, including price, service, technical performance, marketing strategy and functionality.

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

Public Telephone Service

Telefónica Argentina’s principal competitors for public telephone service are Telecom, Telefonía Pública y Privada S.A., Telecentro S.A., and IPlan. As of December 31, 2005, Telefónica Argentina owned 120,625 public telephones in Argentina. As of December 31, 2005, there were 114 licenses granted to service providers, but only 31,091 public telephones installed in the Southern Region did not belong to Telefónica Argentina.

Internet Access and Value-Added Services

The Internet Market is divided into three major technologies:

•	ADSL, of which access is provided only by Telefónica in the Southern Region, and Telecom in the Northern Region;

•	Cable-modem, with various companies providing it, being Fibertel (owned by Cablevisión) and Multicanal (owned by Clarín Group, a multimedia corporation, that also owns the 25% of Cablevisión) the most important ones; and

•	Wireless, with two principal competitors, Velocom and Ertach (formerly Millicom).

Telefónica Argentina is capable of providing ADSL through its own network. ADSL works by splitting an existing telephone line signal in two, one signal for voice and the other for data. ADSL allows internet access simultaneously with telephone usage and provides a fast internet connection. During 2005, Telefónica Argentina focused on expanding this service and increased the number of ADSL lines by 160%. As of December 31, 2005, it had 301,902 customers subscribed to ADSL and held a broadband market share in the Southern Region of approximately 73% according to internal estimates. Telefónica Argentina expects to continue expanding the offering of this service in 2006.

We and Telefónica Argentina believe that Telefónica Argentina’s ability to compete successfully in providing internet access services depends on a number of factors, including: industry presence, the ability to implement a rapid expansion strategy, the capacity, reliability and security of Telefónica Argentina’s network infrastructure, provision of easy access to and navigation on the internet, the pricing policies of competitors and suppliers, the timing of the introduction of new products and services by Telefónica Argentina and its competitors and Telefónica Argentina’s ability to support industry standards and industry and economic trends.

Telefónica Argentina believes that its ability to compete successfully in providing internet access services depends on a number of factors, including: industry presence, the ability to implement a rapid expansion strategy, the capacity, reliability and security of its network infrastructure, provision of easy access to and navigation on the internet, the pricing policies of competitors and suppliers, the timing of the introduction of new products and services by Telefónica Argentina and its competitors, its ability to support industry standards and industry and economic trends.

The main competition to ADSL is cable-modem. The cable-modem companies also provide cable TV, a widespread technology in Argentina, which allows for the existence of bundling between internet access and paid TV.

Although wireless services are not strong competitors, Velocom and Ertach, the key players in this technology, have deployed the first Wi-Max networks. Nevertheless, the deployments have not been made in major cities.

In the value added services market, there are three significant issues:

1.	DirecTV, the TV over satellite company, has recently announced a strategic alliance with Telmex, to provide Triple Play using Telmex’s installed fixed network. DirecTV will provide the video contents;

2.	It is expected that the first Triple Play offers will arrive to the market in the middle of the year. Telefónica Argentina’s most important competitors seem to be prepared to deliver this kind of services; and

3.	During 2005, some companies such as Iplan and Prima (Clarin Group), started offering Voice over IP telephony. This service may represent competition in the future, especially for the long distance call market.

Indirect Competitors

Wireless services have, since their inception, competed indirectly against wireline local services that Telefónica Argentina provides because cellular and PCS are, in certain cases, alternatives to those services, as well as to public telephone services. Telefónica Argentina also faces indirect competition from PCS providers such as Movistar (the successor company to the business combination of Telefónica Unifón and Movicom BellSouth Operations), Telecom Personal, CTI and Nextel. Movistar is affiliated with Telefónica Argentina. PCS is a telecommunications service similar to cellular services. PCS may not be limited to mobile services and may include fixed services; PCS licensees may render these fixed services within the geographic areas that Telefónica Argentina serves. In the past few years, these wireless alternatives have experienced rapid growth and had approximately 20.5 million clients as of December 31, 2005, according to internal estimates. This growth was accompanied with strong investments in Global System for Mobile Communications (“GSM”) networks.

Furthermore, current available technology permits telephone calls and internet access (which itself may be used to carry voice calls) via cable, and it is reasonable to expect that Telefónica Argentina will face some amount of competition from cable companies. Some cable companies have begun to provide telephone services through cable, but this has not materially affected Telefónica Argentina’s revenues.

Dispositions

Since January 1, 2000, we have sold, directly or indirectly, the following ownership interests:

Name of Company	Number of Shares	Percentage of Equity Represented(2)	Sale Price(1)	Disposition Year
PRIME	N/A	100.0%	U.S.$12	2002
TyC	10,032,000	20.0%	Ps.176	2001

(1)	In millions. The peso amounts are restated for inflation until February 28, 2003.

(2)	Covers both the Common and Preferred Shares sold.

As of June 30, 2002, AC held indirect equity interest in licensed broadcast television companies in Buenos Aires and other cities of the interior of Argentina through Prime. On July 4, 2002, AC and Hannover Nominees Ltd. (Prime’s sole shareholders) sold their ownership interest in Prime for an amount of U.S.$12 million to Grupo H.F.S. Media S.A. Consequently, we no longer have an indirect ownership interest in the licensed broadcast television companies through AC as from the above-mentioned date.

Regulatory Matters

Introduction

Telefónica Argentina operates in a regulated industry. The operation of telecommunications systems in Argentina has been and is subject to laws and regulations.

The provision of telecommunications services is regulated by the Secretary of Communications and supervised by the National Communications Commission, subject to the participation in certain cases of the Undersecretary of Competition, Deregulation and Consumer’s Defense (the Subsecretaría de la Competencia, la Desregulación y la Defensa del Consumidor). The Secretary of Communications establishes the legal framework and policies. The National Communications Commission enforces the legal framework and policies and supervises the telecommunications industry. The Undersecretary of Competition, Deregulation and Consumer’s Defense enforces and supervises competition and consumer protection regulations.

The National Communications Commission has authority, among other things, to:

•	supervise regulatory compliance, including the achievement of the mandatory goals set forth by the List of Conditions;

•	approve equipment to be installed on the user side of the network and at the operating interface between Telefónica Argentina and any independent operators and between Telefónica Argentina and the suppliers of competing services;

•	propose to the Secretary of Communications the determination of technical and service standards and supervise compliance with such standards;

•	resolve through administrative proceedings certain types of disputes between Telefónica Argentina and its customers and between Telefónica Argentina and other suppliers of telecommunications services; and

•	approve changes to service requirements.

In compliance with its mandate, the Secretary of Communications has issued resolutions to regulate several aspects of telephone services, principally in the areas of interconnection of the network, contracting procedures and complaint procedures. It is customary that affected parties review and comment upon such proposed regulations both before and after resolutions are approved. In the ordinary course of its business, objections to certain of the resolutions have been filed by Telefónica Argentina and are pending. The Secretary of Communications has from time to time required opinions from interested parties, including Telefónica Argentina, other providers of telecommunications services, consumer groups and other entities related to the telecommunications industry regarding several issues, such as those relating to the restructuring of rates, basic telephone service, service quality, interconnection with other service providers and financial and accounting information. These regulations issued by the Secretary of Communications, together with the List of Conditions, the Transfer Contract and the licenses granted to Telefónica Argentina to provide the telecommunications services described herein and in the National Telecommunications Law No. 19,798, as amended, the decrees establishing the National Communications Commission and certain other laws and regulations, such as Decree No. 764/00, provide the general legal framework for Telefónica Argentina’s activities.

In connection with Telefónica Argentina’s contractual obligations under the Memorandum of Understanding 2006, the Telecommunications Regulatory Authority and the Executive Secretary’s Office of the UNIREN have stated that, in compliance with current regulations, they have performed an analysis of the status and degree of compliance by Telefónica Argentina with its obligations under the Transfer Contract and the regulatory framework and concluded that it has so far acceptably met those obligations, with only minor noncompliance events resulting in penalties. Remaining issues related to Telefónica Argentina’s operations are pending resolution and are expected to be concluded prior to June 30, 2006.

During November 2003, a National Conference on Telecommunication Services was held. The National Conference on Telecommunication Services was organized by the Secretary of Communications and the Chairs of the Communications Committees of the Senate and the Chamber of Deputies. The purpose of the Conference was to give every party in the telecommunications industry the opportunity to give its opinion in order to prepare a proposal for a new telecommunications law. The proposed law has not been drafted at the time of this Annual Report.

At present there are various other legislative initiatives with possible effects for Telefónica Argentina’s industry. Some of these bills and regulations aim to:

•	regulate the granting of concessions and licenses, and possibly revoke all such concessions and licenses;

•	regulate tariffs and prohibit the automatic tariff adjustment;

•	require certain investments as a condition to maintaining concessions or licenses granted;

•	restrict the ability to discontinue the supply of services to customers in arrears; and

•	establish new municipal taxes.

Pursuant to the Memorandum of Understanding 2006, the PEN has undertaken to take efforts to establish in the future a stable legal framework to regulate the activities in the sector. To that end, it will send a bill of proposed legislation to the Legislative Power which shall include the following minimum provisions:

•	assurance of a stable and effective regulatory framework applicable to the industry;

•	maintenance and assurance of legal stability for the benefit of service development;

•	strengthening of Argentina’s common welfare;

•	assurance of adequate service supply;

•	assurance of effective protection for the rights of users and consumers;

•	incentives to the involvement of the private sector in telecommunications;

•	promotion of a sustainable technological evolution in the sector with a view to fixed and wireless connectivity;

•	development of the Argentine telecommunications industry;

•	promotion of job creation;

•	promotion of investment commitments that guarantee sustainable development in telecommunications infrastructures based on respect for the principle of technological freedom; and

•	establishment of an equal treatment for all providers.

It is impossible to predict whether these proposed bills and regulations will be enacted into laws or become part of the regulatory framework that governs Telefónica Argentina’s activities. Similarly, Telefónica Argentina cannot tell whether these proposed laws and regulations will be changed, modified or amended in any way, or what effect such change could have on Telefónica Argentina’s operations.

Our, Cointel’s and Telefónica Argentina’s Annual Financial Statements only consider the actual effects, or those foreseen by management, of laws and regulations enacted as of the date of such financial statements. The effects of any new law or regulation will be considered only after the law or regulation has become effective and a part of the regulatory framework applicable to our activities.

Based upon information currently available, except in connection with contract renegotiation, where we and Telefónica Argentina are uncertain whether the evolution of such regulatory framework will adversely affect Telefónica Argentina’s telecommunications business, financial condition and future results of operations, neither we nor Telefónica Argentina are aware of any other regulatory changes that might materially and adversely affect Telefónica Argentina. Nevertheless, neither we nor Telefónica Argentina are in a position to control the nature, extent and timing of government action in this area or to predict with any certainty the course of such developments.

Liberalization of Telecommunications Services

Pursuant to Telefónica Argentina’s original license, Telefónica Argentina had the exclusive license to provide basic telephone services to the Southern Region. On March 10, 1998, the Argentine government issued Decree No. 264/98, which extended this period of exclusivity until a date that the Secretary of Communications later set, pursuant to Resolution No. 1686/99, as October 10, 1999. In addition, Decree No. 264/98 set forth both optional and mandatory operating conditions with respect to the provision of basic telephone services that applied both during and as a condition for the maintenance of exclusivity. Such mandatory conditions include mainly permitting other providers to interconnect to Telefónica Argentina’s network (including voice and data transmission service) and the installation of a minimum number of new lines.

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

The liberalization of domestic and international long-distance services under Decree No. 264/98 began on November 8, 2000, when those entities that had obtained licenses or had been granted licenses under the terms of the General Licensing Rules were authorized to provide telephone services. Although the effectiveness of Decree No. 264/98 is subject to the conclusion of certain legal proceedings, we believe that it is unlikely that the outcome of those proceedings would significantly slow the trend toward increasing competition. On June 9, 2000, the Argentine government issued Decree No. 465/00, which provided for the complete liberalization of access to the telecommunications market as of November 9, 2000.

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

The Rules for General Licenses established that (1) a free-price regime would be established for the new entrants, together with a fixed-rate regime for the incumbent operators, except in the case where there is “effective competition” for specific services and areas, (2) one license may serve for all telecommunications services and (3) radio and television operators may receive licenses to provide telecommunication services.

The Rules for Management and Control of the Radioelectric Spectrum established the procedure for the granting of a frequency license when there are multiple bidders, or if frequencies are or may become scarce, and established that licensees may operate the frequencies nationwide only when it is strictly necessary.

Rates

The Transfer Contract provided that Telefónica Argentina could adjust its rates based on changes in the Argentine consumer price index and fluctuations in Argentine currency with respect to the U.S. dollar. However, since April 1, 1991, the Convertibility Law and Decree No. 529/91 have prohibited, as a general matter, indexation of amounts expressed in Argentine currency and, therefore, the original tariff regime provided by the Transfer Contract was modified by the Argentine government, resulting in a new rate agreement. This new tariff agreement provided for Telefónica Argentina’s telephone tariffs to be denominated in U.S. dollars and, at the election of Telecom and Telefónica Argentina, for the semiannual adjustment of the U.S. dollar-denominated price per pulse in accordance with changes in the U.S. consumer price index. These semiannual adjustments were applied from 1992 to 1999. However, the Argentine government, Telecom and Telefónica Argentina agreed that in 2000 and 2001, there were to be no regular semiannual April or October adjustments of their tariffs.

The Transfer Contract also contemplates the possibility of automatically adjusting rates in view of extraordinary unforeseen events as therein defined, or events or acts by the Argentine government that materially affect Telefónica Argentina’s economic and financial equation contemplated in its Transfer Contract.

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

On February 12, 2002, the Argentine government issued Decree No. 293/02, which entrusts the Ministry of Economy with renegotiation of public services agreements affected by the Public Emergency Law, including agreements governing the provision of basic telephone services. Proposed agreements or recommendations resulting from the renegotiation process and executed by the Ministry of Economy were to be submitted to a special commission created within the Argentine Congress for its consideration, although the commission’s opinion shall not be binding upon the parties. Telefónica Argentina filed all of the information required by the Argentine government, which included proposals as to how to adjust Telefónica Argentina’s tariffs in light of the economic crisis.

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

Pursuant to Emergency Decree No. 120/03 issued by the Argentine government on January 23, 2003, the government may provide for interim tariff revisions or adjustments as may be deemed necessary or convenient for the purposes of ensuring the continued availability, safety and quality of services provided to users under these contracts until the process of renegotiation of public service contracts and licenses required under the Public Emergency Law is completed.

Law No. 25,790 extends the term for the public works and utilities agreement until December 31, 2004; this term has been further extended until December 31, 2005 pursuant to Law No. 25,972. The term has been further extended until December 31, 2006 pursuant to Law No. 26,077. The National Executive Power shall be responsible for submitting the renegotiation proposals to National Congress, which will have to communicate its decision within a period of 60 running days counted from the date of reception of the proposal. In the event such period expires without Congress having reached a solution, the proposal shall be deemed accepted. If the proposal is rejected, the National Executive Power shall resume the process to renegotiate the applicable agreement. This rule establishes that the decisions adopted by the National Executive Power in this re-negotiation process shall not be limited to, or subject to, the stipulations contained in the above-mentioned regulatory frameworks currently governing the concession or licensing agreements for the respective public utilities. Renegotiation agreements may cover partial aspects of concession or licensing agreements, contain formulas to adjust such agreements or temporarily amend them and include the possibility of agreeing upon periodical reviews, as well as the establishment of conditions that must be met by the quality parameters applied to services. If there were temporary amendments, they should be taken into consideration in the terms of the final agreements reached with concessionaires or licensees. The legal provisions do not authorize public utilities contractors or concessionaires to suspend or alter compliance with their duties.

The Ministry of Economy, by Resolution No. 72/03 issued in February 2003, approved a method to calculate and transfer to Telefónica Argentina’s clients the impact of the tax on bank checking account transactions introduced by Law No. 25,413 that is paid by Telefónica Argentina on or after the effective date of such resolution. Resolution No. 72/03 explicitly referred to the Transfer Contract as a basis for approving such method. We and Telefónica Argentina believe that the position that the Ministry of Economy took in this resolution is consistent with Telefónica Argentina’s proposal and understanding of its rights under the Transfer Contract. According to Resolution No. 72/03, any such tax paid before that date should be included in the contract renegotiation required under the Public Emergency Law.

This law also established that the decisions made by the National Executive Power during the renegotiation process shall not be limited by, or subject to, the stipulations contained in the regulatory frameworks currently governing the concession or licensing agreements for the respective public utilities. Renegotiation agreements may cover certain aspects of concession or licensing agreements, and may contain formulas to adjust such agreements or temporarily amend them. The law also includes the possibility of agreements subject to periodical reviews or subject to quality parameters applied to services rendered. If there are temporary amendments, such amendments must be taken into consideration in the final agreements reached with concessionaires or licensees. The legal provisions do not authorize licensees of public utilities contractors or concessionaires to suspend or alter compliance with their duties.

Under the legal framework described, on May 20, 2004, Telefónica Argentina, Telecom and the Argentine government signed a Memorandum of Understanding pursuant to which they agreed to maintain the General Tariff Structure currently in force for the Basic Telephony Service until December 31, 2004, without waiving their rights. The parties also ratified their intent to reach a final contractual renegotiation before December 31, 2004, which did not happen. In addition, pursuant to the provisions of the Transfer Contract, the parties agreed that any new tax or charge, or any variation in those currently in force, subject to the control of Regulatory Authorities as established in certain sub-sections of the List of Conditions, would be itemized in the bills issued to customers for services in the jurisdictions levied with the respective tax or charge.

With the objective of establishing mechanisms to enhance access to telecommunications services, in the Memorandum of Understanding, an agreement was reached to implement the measures necessary to develop the following services:

1.	virtual telephony cards for the beneficiaries of the Head of Household Plan and for pensioners who do not have a telephone line and who meet the eligibility requirements set forth in the applicable resolution;

2.	internet access service in all its provincial centers at discount prices; and

3.	inclusion of heads of household, who own a telephone line and meet the respective eligibility requirements for registration, in the program “Retirees, Pensioners and Low-Consumption Households.”

As stated in the Memorandum of Understanding, the Secretary of Communications issued Resolutions No. 261, No. 272, and 273 dated November 12, 2004 and November 23, 2004 and March 31, 2005, respectively.

Pursuant to Resolution No. 261, the Secretary of Communications approved Telefónica Argentina’s promotional offer to provide dial-up internet access service, as described in sub-paragraph 2 above, at lower prices to customers in urban areas located more than thirty kilometers away from its current hubs for the supply of low-cost internet (0610 internet) access service, in order to increase the number of areas with access to the internet.

Pursuant to Resolution No. 272, the Secretary of Communications accepted the proposal to implement the “Virtual Telephony” service for the beneficiaries of the Head of Household Plan mentioned in sub-paragraph 1 above, consisting in the Value Added Voice Messaging Service that allows users to receive and store messages. This service is available in the Buenos Aires Multiple Area, La Plata, Mar del Plata, Mendoza, Bahía Blanca and Neuquén.

Pursuant to Resolution No. 73 dated of March 31, 2005, Telefónica Argentina and Telecom were instructed to include the beneficiaries of the Head of Household Plan who already own a telephone line in the implementation of customer category “Retirees, Pensioners and Low Consumption Households” as long as they meet certain eligibility requirements. For that purpose, Telefónica Argentina is under the obligation to request the National Social Security Authorities (Anses) to supply it with the National Register of Beneficiaries of the Head of Household Plan.

In the opinion of our and Telefónica Argentina’s management, the application of the measures mentioned in paragraphs 1, 2 and 3 above will not have a significant impact on Telefónica Argentina’s results.

The deep changes in the Argentine economic model experienced since early 2002 and the current legislative framework (Emergency Law) are extraordinary events that significantly altered the economic and financial equation and the regime applicable to the industry, therefore allowing the renegotiation of the regime to adapt it to the new situation, in full compliance with the principles established in the List of Conditions and the Transfer Contract, in order to maintain a regular, continuous and efficient supply of telephony services. The Transfer Contract contemplates the possibility of automatically adjusting the tariffs in the case of extraordinary and unforeseen events therein defined or government actions or decisions that significantly affect the Transfer Contract’s original financial equation. The Transfer Contract also establishes a compensation on the part of the Argentine government when there are extraordinary events, including actions and decisions of the Argentine government such as a freezing of tariffs or price controls, as well as the procedures to be followed to collect such compensation.

Telefónica Argentina filed the information required by the Argentine government and it has proposed to reestablish the tariff regime stipulated in the Transfer Contract, which contemplates peso-denominated tariffs whose intangibility is safeguarded by the application of the monthly consumer price index in Argentina or, if there were significant differences between this index and the variation of the U.S. dollar, by the result obtained from the application of a polynomial formula that considers 40% of the monthly variation of the price of the U.S. dollar and 60% of the variation of the monthly consumer price index in Argentina, which had been annulled with the enactment of the Convertibility Law and the issuance of Decree No. 2,585/91. Telefónica Argentina proposed different alternatives to achieve such objective, especially to handle the transition from current tariffs to those resulting from the application of the Transfer Contract.

On February 15, 2006, Telefónica Argentina and UNIREN, on behalf of the National Government, executed the Memorandum of Understanding 2006. After the procedures provided for in current regulations are met, this instrument will be a necessary background to execute the Protocol of Renegotiation of the Transfer Contract (“Protocol of Renegotiation”) as provided for in Law No. 25,561, Section 9.

Among others, the Memorandum of Understanding 2006 discusses the following main issues:

1)	Investments: Telefónica Argentina shall continue making investments for the technological update of its network and new services;

2)	Service Targets and Long-Term Targets (see Item 4: “Information on the Company—Business Overview—Regulatory Matters”, “—Service Requirements” and “Revocability of Telefónica Argentina’s license”);

3)	Contractual Compliance (see “Introduction”);

4)	Regulatory framework;

5)	Stay of actions and subsequent waiver of rights and withdrawal of actions (see “—Revocability of Telefónica Argentina’s License” below);

6)	Adjustment of value in international incoming calls in the local area through the application of a correction factor, so that the value mentioned in section 37 of Annex II to Decree 764/00 undergoes a three-fold increase;

7)	Unification of the low rate time band for local calls, national and international long-distance calls starting with the implementation of the Protocol of Renegotiation; and

8)	Equal treatment: In the context of the process to renegotiate the contracts, the National Government undertakes to treat Telefónica Argentina on the basis of terms reasonably similar to those afforded to other telecommunications companies participating in the process.

The Memorandum of Understanding 2006 has been submitted to a Public Hearing in order to promote the involvement of users and the community at large so that its terms and conditions will be based on a consensus to move forward with the execution of the Protocol of Renegotiation. Additionally, the Memorandum of Understanding 2006 will be subject to any further approvals required by currently applicable rules and regulations.

Moreover, pursuant to a joint resolution, the Ministry of Economy and the Ministry of Production, National Planning, Public Investment and Services (No. 122/2006 and No. 558/2006, respectively), called for a public hearing to consider the Memorandum of Understanding 2006 above-mentioned. On March 21, 2006, the UNIREN set the public hearing which was celebrated on April 28, 2006 in the city of Mar del Plata, Argentina.

In the Memorandum of Understanding 2006, the parties agree to comply with and maintain the legal conditions provided in the Transfer Contract and regulations effective to date. Thirty days after the public hearing to be summoned by the UNIREN to discuss the Memorandum of Understanding 2006, Telefónica Argentina and its shareholders are required to suspend for 210 working days all claims, remedies, and lawsuits filed or in progress both before administrative and arbitral tribunals, or any court of law in Argentina or abroad, based on or related to the events occurred or measures taken as a result of the emergency situation under Law No. 25,561 regarding Telefónica Argentina’s license and Transfer Contract.

In the Memorandum of Understanding 2006, and within the framework of the renegotiation of Telefónica Argentina’s Transfer Contract with the government and within the 30 days subsequent to the execution of the Protocol of Renegotiation by the PEN, Telefónica Argentina, and the shareholders representing at least 98% of the capital stock, would have to fully and expressly waive all the rights that may potentially be alleged as well as under all lawsuits filed or in progress, arising out of or related to the events or measures resulting from the emergency situation established in Law No. 25,561 in connection with the Transfer Contract and Telefónica Argentina’s license. The waiver should not be interpreted as a waiver to the rights that could apply to it based on possible future circumstances. Should such waiver not occur, this would give rise to the repudiation of the Protocol of Renegotiation for a cause attributable to us, thus resulting in the revocation or expiry of the license.

The Memorandum of Understanding 2006 provides that, in order to ensure the necessary foreseeability in the telecommunications sector and considering the telecommunications expertise and experience contributed by sector companies, the PEN will commit its efforts to consolidating an adequate and consistent regulatory framework which, based on the legal and technical aspects of the industry, supplements and strengthens the regulations applicable to the sector.

In the opinion of our and Telefónica Argentina’s management and Telefónica Argentina’s legal advisors, under the general principles of administrative law applicable to the List of Conditions and the Transfer Contract, the future rates should be set at levels sufficient to cover the cost of the service in order to preserve regular, uninterrupted and efficient provision of the public telephony utility service. It is possible that, over time, such rate schedules would not maintain the rate values in U.S. dollars or in pesos constantly in relation to any future increase in the general price level. If a future regulatory framework did not provide for the rates to change at a pace allowing balancing the economic and financial equation that both the List of Conditions and the Transfer Contract intended to preserve, such rate schedule could have an adverse impact on our and Telefónica Argentina’s financial position and future results of operations. As of the date of issuance of this Annual Report, our and Telefónica Argentina’s management cannot predict the eventual outcome of the renegotiation pursuant to Public Emergency Law or the rate system that will apply in the future or when it will be implemented.

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

In 2000, Telefónica Argentina filed a request to the effect that effective competition be officially acknowledged in the Buenos Aires Multiple Area (“AMBA”). Pursuant to a Resolution of the Secretary of Communications No. 304/03, the Secretary of Communications asked that Telefónica Argentina revise the presentations submitted, supplying additional information. Telefónica Argentina has complied with this request and no resolution has yet been made in the case.

For the areas and services for which effective competition has not been declared to exist, tariff agreements established that the maximum tariff per pulse had to be expressed in U.S. dollars in addition to a right for Telefónica Argentina to choose whether to adjust such tariff from April 1 to October 1 of each year based on the variation in the consumer price index of the United States of America. However, the Public Emergency and Exchange System Reform Law No. 25,561, dated January 6, 2002, provided that in the agreements executed by the Federal Administration under public law regulations, including public works and utilities, indexation clauses based on foreign countries’ price indices and any other indexation mechanisms could no longer be used. Law No. 25,561 also established that the prices and tariffs resulting from such clauses are to be denominated in pesos at the Ps.1 to U.S.$1 exchange rate. Furthermore, this law authorized the National Executive Power to renegotiate the above contracts taking into account the following criteria in relation to public utilities: (a) the impact of tariffs on the competitiveness of the economy and on distribution of income; (b) service quality and investment plans, when such aspects are contemplated in the contracts; (c) the interest of users and access to the services; (d) the security of the systems comprised; and (e) the profitability of the companies.

Under the tariff regulation mechanism in effect known as Price Cap, to which Telefónica Argentina is subject, tariff discounts have been applied based on a formula made up by the U.S. consumer price index and an efficiency factor. On October 4, 2001, the Federal Appellate Court on Administrative Contentious Matters of the City of Buenos Aires, in relation to the complaint filed by Consumidores Libres Cooperativa Limitada de Provisión de Servicios Comunitarios (“Consumidores Libres”) mentioned in Note 10.c of Telefónica Argentina’s Annual Financial Statements, awarded a precautionary measure ordering the National Government, Telefónica Argentina and Telecom to refrain from applying the corrections set forth in Section 2 of the Agreements approved by Decree No. 2,585/91 until final judgment is rendered in the case, which meant that the rates could not be adjusted by the U.S. consumer price index.

Telefónica Argentina, Telecom and the Secretary of Communications entered into agreements for the application of the Price Cap for the 2000-2001, 2001-2002 and 2002-2003 periods. The Price Cap for the 2000-2001 period was established at 6.75%, of which 6% was allocated to rate reductions attributable to discount plans that were in effect in 2000 and the non-application of the semiannual adjustments to the pulse of that year value, among other items. The remaining 0.75% was to be applied as defined by the licensees. The Price Cap for the 2001-2002 period was established at 5.6%, and would be allocated to the non-application of the semiannual adjustments to the pulse value of 2001, plus the balance of the non-computation of the pulse value not applied in the price cap for the previous year. To date, the remaining amount has not been allocated to the services contemplated in the agreement. The Price Cap for the 2002-2003 period was established at an efficiency factor which could not exceed 5%, but its value was not fixed. The above-mentioned agreements require the approvals of the Ministries of Economy and Federal Planning, Public Investment and Services, which are still pending as of the date of issuance of this Annual Report. Moreover, neither the effect of the reduction in rates previously implemented as compared to the rate reduction adjustments established by the Secretary of Communications nor the rate differences pending application under the referred agreements, have been established. There was no Price Cap for the 2004 and 2005 periods.

In the opinion of our and Telefónica Argentina’s management and its legal counsel, the resolution of these issues related to the Price Cap and the complaint filed by Consumidores Libres might exclusively affect the maximum tariffs for future services that Telefónica Argentina is authorized to collect from its customers for services, areas or customers in which effective competition has not been declared. As of December 31, 2005, these maximum tariffs are the result of the application to the tariffs in force as of November 7, 2000, the discounts applied as a result of the implementation of the Price Cap corresponding to the period 2000-2001 and to the advanced decreases corresponding to the period 2001-2002, as established in the agreements mentioned above.

Under the Price Cap mechanism currently in effect, the rate reduction percentage and the services to which such reductions will eventually apply depend upon the final approval of the above rate agreements, and on the outcome of the legal proceedings commenced by Consumidores Libres regarding the effective rate system.

Based on current rate regulation mechanisms, and considering Telefónica Argentina’s defense against the above legal proceedings, in the opinion of our and Telefónica Argentina’s management and its legal counsel, the outcome of these issues will not have a negative impact upon its financial position or a significant adverse effect on its results of operations.

In addition, Decree No. 764/00 reduced, as of November 2000, the interconnection charges for the origin and destination of calls in local areas to 1.1 Argentine cents per minute for those districts with more than 5,000 inhabitants or a telephone-set density above 15 telephones for every 100 inhabitants, to 1.3 Argentine cents per minute for the remaining districts and for those areas included in the original license of independent operators, and to 0.30 cents per minute for the transit within local areas. A 3% semiannual “price cap” reduction was applied during the first two years after these rules and regulations became effective. By virtue of the Public Emergency Law, the interconnection charges related to origin and destination of the calls were pesified at the rate of Ps.1.00 per U.S. dollar, and during 2003, 2004 and 2005, most of these private contracts were adjusted by CER.

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

In the opinion of our and Telefónica Argentina’s management and legal counsel, the outcome of the issues related to the tariff restructuring could only affect the maximum tariffs for future services that we are authorized to charge our customers regarding services, areas, or customers in which the Argentine government did not declare the existence of actual competition. Therefore, in the opinion of our and Telefónica Argentina’s management and legal counsel, the outcome of these issues will not have a negative impact upon Telefónica Argentina’s financial position or a material adverse effect on Telefónica Argentina’s results of operations.

Service Requirements

Pursuant to the List of Conditions and the License Agreement, Telefónica Argentina must ensure continuity, reliability, nondiscrimination and universal service provision. Telefónica Argentina also must provide, among other services, free emergency telephone services, free telephone directories to all subscribers and operator-assisted information. In addition, the List of Conditions sets forth certain mandatory service objectives that Telefónica Argentina must achieve and maintain. These include requirements pertaining to network penetration (new residential and public telephone lines, waiting-time standards for installation), network performance (frequency of failure, repair time standards, percentage of call completion), customer service (speed of operator’s response, maintenance and information service) and call efficiency (percentage of calls not “dropped” by the network).

Additionally, the List of Conditions provides that Telefónica Argentina must:

•	comply with applicable regulations;

•	meet standards established for the physical condition of the network;

•	permit nondiscriminatory access to providers of competing services;

•	maintain connections to all cities presently connected to its network;

•	provide interconnection with international service operators and with other competing networks, as well as access to competing networks for their users; and

•	provide equal access to telephone lines to suppliers of data and value-added services.

In responding to consumer demand for new line installations and to meet the average waiting time requirement, Telefónica Argentina performed line installations in excess of those required in the List of Conditions. As of December 31, 2005, its backlog of pending applications for service was 47,649 lines.

In the Memorandum of Understanding 2006, it was agreed that as of December 31, 2010, Telefónica Argentina should achieve the goals established as long-term goals in Decree No. 62/90 and in the General Rules on Basic Telephone Service Quality. In addition, goals are established as of 2005 that will be effective through the date mentioned above.

Revocability of Telefónica Argentina’s License

Telefónica Argentina’s license is revocable in the case of serious noncompliance with certain obligations. The List of Conditions and the Transfer Contract set forth certain obligations of which the following are still in effect:

•	assets transferred to Telefónica Argentina for use in providing telecommunications services may not be sold, assigned, transferred or encumbered in any way without the approval of the Secretary of Communications;

•	we and certain shareholders of Cointel are required to retain a specified interest in Cointel’s common stock, and Cointel is required to own Class A Shares representing 51% of Telefónica Argentina’s total capital stock except if otherwise approved by the Secretary of Communications;

•	Telefónica Argentina must provide a certain level of basic telephone services and maintain its principal place of business in Argentina;

•	Telefónica Argentina must maintain certain service quality standards; and

•	Telefónica Argentina must avoid liquidation.

In case of serious noncompliance with these obligations, Telefónica Argentina’s license could be revoked in accordance with the procedures set forth in the List of Conditions. Telefónica Argentina’s license, however, would not be revoked if it was to obtain prior regulatory authority approval in the first two situations mentioned above.

In the Memorandum of Understanding 2006, and within the framework of the renegotiation of Telefónica Argentina’s Transfer Contract with the government and within the 30 days subsequent to the execution of the Protocol of Renegotiation by the PEN, Telefónica Argentina, and the shareholders representing at least 98% of the capital stock, would have to fully and expressly waive all the rights that may potentially be alleged as well as under all lawsuits filed or in progress, arising out of or related to the events or measures resulting from the emergency situation established in Law No. 25,561 in connection with the Transfer Contract and Telefónica Argentina’s license. The waiver should not be interpreted as Telefónica Argentina’s waiver to the rights that could apply based on possible future circumstances. Should such waiver not occur, this would give rise to the repudiation of the Protocol of Renegotiation for a cause attributable to Telefónica Argentina, thus resulting in the revocation or expiry of the license.

We and Telefónica Argentina believe that we have met all the effective obligations.

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

On December 20, 2001, the Ministry of Economy issued the Carrier Selection Rules for long-distance calls, which require carriers to make their networks and equipment available to provide the selection services within 80 days following the publication of these rules. Accordingly, customers are able to opt for their long-distance provider by dialing a specific three-digit code number. This new system will co-exist as an alternative for the presubscription provider for the line that originates a long-distance call at the time of making each call. On February 4, 2003, the Ministry of Economy issued Resolution No. 75/03, compelling providers to make available the carrier selection for fixed and mobile services within 120 days. As of the date of this Annual Report, Telefónica Argentina’s networks and equipment are available to provide the selection services, but no operator has asked Telefónica Argentina for such type of interconnection.

Interconnection

Decree No. 764/00 approved new Rules for National Interconnection and established the interconnection standards and conditions with which telephone service providers must comply without affecting preexisting agreements. These Rules for National Interconnection establish that:

•	several interconnection services are to be considered as essential facilities;

•	charges for access are to be substantially reduced;

•	clients are allowed to directly access the number translation services (internet service providers, call centers, etc.) whose providers are treated as “owners” of the calls; and

•	number portability rights would be implemented.

Subsequently, Telefónica Argentina entered into interconnection agreements with different providers in accordance with previous rules established under Decree No. 264/98 and 266/98.

The Rules for National Interconnection set forth the basic principles to be taken into account regarding interconnection among operators, who will be able to agree on tariffs and service terms and conditions on a nondiscrimination basis, provided that they comply with certain minimum obligations.

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

The Rules for National Interconnection also establish the obligation for Dominant and Significant Power Operators to unbundle their local loops (physical link and its capacity between the carrier’s capacity and the clients’ facilities) and to allow competitors to use them on the basis of technical reasonability. As of the date of this Annual Report, the working group in charge of setting reference rates for this service has not been created.

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

As of the date of this Annual Report, Telefónica (indirectly through TISA) owns approximately 99.99% of our capital stock, representing 99.99% of the total votes. Additionally, Telefónica beneficially owns, through us and other affiliates, 100% of Cointel’s common capital stock representing 100% of the votes, approximately 98% of

Telefónica Argentina’s voting capital stock, 100% of Atco’s voting capital stock and 100% of AC’s voting capital stock.

The following is a list of our direct and indirect investees as of the date of this Annual Report, not including our passive investments in ATCO and AC.

Name	Country of incorporation or residence	Ownership interest		Voting power held if different from ownership interest
Compañía Internacional de Telecomunicaciones S.A. (“Cointel”)	Argentina	50.0	%(1)	49.7%
Telefónica de Argentina S.A.	Argentina	32.4	%(2)	N/A

(1)	Not considering the preferred stock.

(2)	Indirect ownership interest.

We own a 50.0% direct interest in Cointel’s common capital stock. Cointel was organized by a consortium of Argentine and international investors to acquire a controlling interest in the common stock of Telefónica Argentina as the first step in Argentina’s privatization of its fixed-link public telecommunications services and basic telephone services. Cointel acquired 60.0% of Telefónica Argentina’s common stock on the Transfer Date.

Cointel is a holding company whose business is conducted through its controlling interest in Telefónica Argentina. Cointel’s only substantial source of cash revenues (other than the eventual disposition of Telefónica Argentina common stock) is dividends and distributions paid on its Telefónica Argentina common stock. Cointel owns all Telefónica Argentina Class A Shares, as well as an additional Ps.40.2 million Telefónica Argentina Class B Shares, representing 62.5% and 2.3% of the outstanding Class A and Class B Shares, respectively.

Pursuant to the Privatization Regulations and the bylaws of Cointel, Cointel is required to own all of the Telefónica Argentina Class A Shares, TIHBV is required to own at least 10% of the common stock of Cointel and Holding is required to own at least 20% of the common stock of Cointel. Any transfer or issuance of shares of Cointel which causes more than 49% of the common stock of Cointel to be owned by entities which did not own Cointel’s common stock on the Transfer Date, any transfer which reduces TIHBV’s or our ownership interest in Cointel’s common stock below the levels specified above and any transfer which reduces Cointel’s ownership below 51% of the capital stock of Telefónica Argentina are subject to the prior consent of the Telecommunications Regulatory Authority. Any violation of these requirements could result in the revocation of the License. We expect Cointel to maintain its ownership interest in the Telefónica Argentina Class A Shares and, therefore, to continue to control Telefónica Argentina and to determine the outcome of any action requiring shareholder approval, including the election of at least six of Telefónica Argentina’s eight directors and the payment of dividends.

D.	Property, Plant and Equipment

Telefónica Argentina’s principal properties consist of a transmission plant, including outside plant and trunk lines, and exchange equipment. These properties have historically been and continue to be located throughout the Southern Region, principally in the province of Buenos Aires, but in connection with the extension of Telefónica Argentina’s service area to the Northern Region, are also located to a lesser extent in that region of Argentina. Of Telefónica Argentina’s net book value of its total outside plant, property and equipment as of December 31, 2005:

•	Telefónica Argentina’s outside plant, including external plant, transmission and switching equipment represented approximately 69.1%;

•	construction in progress, materials and prepayment to vendors represented approximately 6.5%;

•	land and buildings represented approximately 21.4%; and

•	furniture, cars and office equipment represented approximately 3%.

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

As of December 31, 2005, this property had a net book value of approximately Ps.581 million and approximately Ps.508 million of them had been registered in its name both (both amounts in pesos restated for inflation until February 28, 2003).

The transfer of title related to the assets of ENTel was suspended in December 1991. This was because ENTel disputed its contractual obligation to pay stamp taxes on the transfer of assets located in the various Argentine provinces. Telefónica Argentina subsequently elected to pay these taxes in order to expedite the registration process. Telefónica Argentina, however, reserved the right to claim the stamp taxes from ENTel. The actions for the transfer of title to the assets of ENTel have been resumed.

Telefónica Argentina and we believe that registration of a major portion of the significant assets acquired from ENTel will be satisfactorily completed, and that the final resolution of this matter should not have a significant impact on Telefónica Argentina’s business, financial condition or results of operations.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

General

In addition to the management discussion below, you should carefully read the Holding Annual Financial Statements and selected financial data included elsewhere in this Annual Report for additional information about us.

We prepare our financial statements in accordance with Argentine GAAP. Argentine GAAP differs from U.S. GAAP. See Item 3: “Key Information—Selected Financial Data” and Note 10 to the Holding Annual Financial Statements, which describe the principal differences between Argentine GAAP and U.S. GAAP that apply to us.

Multiple Holding Company Structure

We are a holding company primarily engaged, through related companies, in the Telecommunications Business in Argentina.

We conduct our Telecommunications Business through our 50.0% interest in Cointel, which controls Telefónica Argentina through its ownership of 100% of Telefónica Argentina’s Class “A” shares and 40.2 million of Telefónica Argentina’s Class “B” shares, for a total of 64.8% of Telefónica Argentina’s capital stock.

We participate in the Media Business through Atco and AC. As of December 31, 2005, we held a 6.98% ownership interest in Atco. Atco is a holding company with a direct and indirect interest in broadcast television companies and in radio stations. Likewise, we held a 1.76% ownership interest in AC. AC is a holding company that until July 2002 held a direct and indirect interest in broadcast television companies. Telefónica Contenidos sets the business strategy of Atco and AC. We consider our interests in Atco and AC to be passive investments.

On April 11, 2000, certain of our shareholders as of such date and Telefónica entered into a Stock Exchange Agreement, whereby, after certain conditions precedent were met, on December 15, 2000, such shareholders transferred to Telefónica 80.9% of our capital stock, representing 84.7% of our total votes in exchange for Telefónica common shares issued. On June 29, 2001, Telefónica informed us that, on May 8, 2001, it transferred to TISA, Telefónica’s wholly owned subsidiary, all of Telefónica’s 80.9% equity interest in us. Additionally, as a result of several transactions described in Item 4: “Information on the Company—Our History and Development—Voluntary Capital Reduction”, TISA’s equity interest in us increased from 80.9% to 99.96%.

On October 6, 2005, as a result of the Capitalization described in Item 4: “Information on the Company – History and development of the Company—Capitalization”, TISA increased its interest in us up to 99.99%.

Our income (loss) is affected by the items of consolidated income and expenses of the companies owned directly and indirectly by us. Our net income (loss) and such companies’ net income (loss) are also affected by consolidated income and expense items attributable to their respective activities (e.g., interest income, interest expense, general and administrative expenses, taxes). Consequently, the analysis set forth below includes: (i) the discussion of our results of operations, and (ii) a discussion of the consolidated results of operations of Cointel which focuses on a discussion of the results of operations of Telefónica Argentina plus Cointel’s expenses. The amounts in millions of Argentine pesos contained in this Item 5 have been rounded up or down in order to facilitate the presentation of notes and tables in which they are included. The effect of such rounding is not material.

Financial Periods Covered

We and certain of our related companies (including Telefónica Argentina) are subject to the reporting rules imposed by the CNV on companies subject to its regulation. In general, such rules require that such companies report their quarterly financial results within 42 days after the end of their fiscal quarters and their annual financial results within 70 days after the end of their fiscal years or, for both cases, two days following their approval by the respective Board of Directors, whichever occurs first. Until the fiscal year ended December 31, 2001, since our related companies tended to report their financial statements as of the end of required filing terms, we valued our interest in such investments under the equity method of accounting, using the financial statements of such companies with a three-month lag with respect to our financial statements closing date, adjusted for significant events occurred in the three-month lag. As a result of the transactions described in Item 4: “Information on the Company—Our History and Development—Stock Exchange Agreement Transactions”, we have sold our interests in such investments, other than our interest in Cointel, Atco and AC, companies indirectly controlled by Telefónica. Therefore, since we are able to obtain Cointel’s financial statements as of the date of issuance of our own financial statements, we have eliminated the effect of the above-mentioned three-month lag as of December 31, 2005, 2004 and 2003, and valued our investment in Cointel by the equity method, calculated on the basis of Cointel’s financial statements as of the date of the Holding Annual Financial Statements.

Cointel’s fiscal year-end change

On November 11, 2002, the General Ordinary and Extraordinary Cointel’s shareholders’ meeting approved an amendment to Cointel’s bylaws to change its fiscal year-end from September 30 to December 31 of each year. On December 12, 2002 the CNV authorized the change. On January 21, 2003 the amendment was registered at the IGJ. Consequently, the financial information as of and for the year ended on December 31, 2002 covers a twelve-month period between January 1, 2002 to December 31, 2002.

Factors Affecting Our Results of Operations

Overview

The Argentine economy had been mired in a severe economic recession that began in the second half of 1998. Since then, Argentina’s GDP fell every year through 2002. In 2002, the peso had devalued by 237.0% (having reached 290% as of June 25, 2002) and Argentina experienced a rise in the wholesale price index of 118.0%. In 2003 the peso appreciated by 13.1%, the consumer price index grew 3.7% and the GDP growth was 8.7%. In 2004 the peso devalued against the U.S. dollar by 1.7%, the consumer price index grew 6.1% and the GDP growth was 9.0%. In 2005 the peso devalued against the U.S. dollar by 1.7%, the consumer price index grew 12.3% while the wholesale price index increased by 10.6% and the GDP growth was 9.2%.

	December 31, 2005	December 31, 2004	December 31, 2003
Wholesale price index (annual % change)	10.6	7.9	2.0
Consumer price index (annual % change)	12.3	6.1	3.7
Gross domestic product (annual % change)	9.2	9.0	8.7
Devaluation/(Appreciation) (annual % change)	1.7	1.7	(13.1)

Source: INDEC, Banco Nación Argentina.

Our results of operation and financial situation have been negatively impacted by drastic political and economic changes that took place in Argentina from 2002. Because of the political and economic instability in Argentina, the following discussion may not be indicative of our current or future results of operations, liquidity or capital resources and may not contain all of the necessary information to help you understand our current results in relation to results from previous or future periods. In particular, it may be difficult to discern trends from our historical financial statements or in future periods due to the following factors:

•	the volatility of the exchange rate; and

•	the reintroduction of inflation accounting and its subsequent suspension.

Accordingly, the following discussion should be read in conjunction with, and is qualified in its entirety by, the risk factors contained in this Annual Report. The most important factors affecting our results of operations and indirectly ours were the following:

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

Dollar-denominated tariffs of Telefónica Argentina were semiannually adjusted in line with the U.S. consumer price index. The Public Emergency Law abolished automatic indexation and froze its tariffs, and to this date, this is still in effect.

•	Devaluation

The Public Emergency Law eliminated the U.S. dollar/peso parity. Soon thereafter, the Argentine government permitted the peso to float freely against the U.S. dollar with a resulting decline in its value. The devaluation has had a material adverse impact on ours and Cointel’s and Telefónica Argentina’s results of operations, as it was coupled with the pesification and freezing of Telefónica Argentina’s tariffs. In addition, major portions of our, Cointel’s and Telefónica Argentina’s indebtedness are either in U.S. dollars or other foreign currency. During 2003 we had a financial gain of Ps.255 million as a consequence of the 13.1% appreciation of the peso against the U.S. dollar. During 2004, we had a financial loss of Ps.31 million as a consequence of the 1.7% devaluation of the peso against the U.S. dollar. During 2005 we had a financial gain of Ps.69 million principally as a consequence of the capitalization of TISA’s loan.

•	Inflation and Inflation Accounting

During 2002, Argentina experienced inflation of 41% and 118% measured in terms of the consumer price index and the wholesale price index, respectively. As a result of the high inflation, Argentine GAAP reintroduced inflation accounting. During 2003, Argentina experienced inflation of 3.7% and 2.0% measured in terms of the consumer price index and the wholesale price index, respectively; inflation accounting was suspended during 2003. During 2004, inflation measured in terms of the consumer price index was 6.1% and inflation measured in terms of the wholesale price index was 7.9%. During 2005, the consumer price index was 12.3%, or 101% higher than in 2004, and the wholesale price index was 10.6%, or 34% higher than in 2004. The most important impact of inflation on results of operations was the incorporation into our financial statements of the effect of the exposure of our monetary assets and liabilities to inflation and the restatement in constant currency of the rest of our income statement accounts. The effect on our balance sheet and our shareholders’ equity was the restatement of our non-monetary net assets in constant pesos until February 28, 2003. See “—Inflation Accounting” below.

The pesification and freezing of Telefónica Argentina’s tariffs, the changes in the peso/U.S. dollar exchange rate, inflation, inflation accounting and the partial recovery of the economy are the main explanations for the variations in our and Telefónica Argentina’s results in 2005 in comparison to 2004 and in 2004 in comparison to 2003.

•	Mandatory contract renegotiation for Telefónica Argentina

Although Telefónica Argentina has adopted the following measures to mitigate the effects of changes in its business, and although certain indicators of the Argentine economy are currently showings favorable signs, future operating conditions might not continue to be stable because the current regulatory framework has still not established rules to allow restoring the balance of the variables in Telefónica Argentina’s economic and financial equation. See Item 4: “Information on the Company—Business Overview—Regulatory Matters—Rates” and Item 3: “Key Information—Risk Factors.”

In response to the negative events mentioned (in 2002 and partially in 2003), Telefónica Argentina attempted to manage its cash flow and balance sheet to achieve high liquidity, while maintaining the quality of the services rendered. To that end Telefónica Argentina made the following changes:

•	Reduced its capital expenditures

Telefónica Argentina implemented a plan to reduce its capital expenditures rapidly. To that end it developed only those projects that were necessary to maintain the quality of its services, would generate cash flow in the near term and were deemed to be high priority by Telefónica Argentina.

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

Telefónica Argentina implemented a series of actions to decrease the exchange rate risk on its current assets while managing its main accounts payable. In addition, Telefónica Argentina restructured a substantial portion of its debt, improving its maturity profile. As part of that strategy in 2003, Telefónica Argentina offered to exchange new notes due in 2007 and cash for its then existing notes due in 2004 and to exchange new notes due in 2010 and cash for its then existing notes due in 2008. Telefónica Argentina also exchanged new notes due in 2011 denominated in U.S. dollars and cash for the Series A and Series B notes of Cointel that were due in 2004. Under a simultaneous agreement with TISA, Telefónica Argentina transferred the Cointel notes to TISA for a reduction of Telefónica Argentina’s short-term debt with TISA in an amount equivalent to the value of the Cointel notes. Moreover, in May 2004, October 2004 and February 2005, Telefónica Argentina issued negotiable obligations for Ps.163.3 million, Ps.200 million and Ps.250 million, respectively, under the Ps.1.5 billion program described below. See “—Liquidity and Capital Resources—” below.

•	Increase in our lines in service and Internet users

During 2004 and 2005 Telefónica Argentina experienced an increase in their lines in service and ADSL users, which contributed to an increase in their revenues. Telefónica Argentina’s lines in service increased by approximately 206,000 lines, or by 4.8% and their ADSL users increased by approximately 113,000 users, or by 60%. Telefónica Argentina’s mission and strategy is to continue growing in high-speed internet broadband services such as ADSL connections.

Although Telefónica Argentina has adopted these measures to mitigate the effects of changes in its business, and although certain indicators of the Argentine economy are currently showing favorable signs, future operating conditions might not continue to be stable because the current regulatory framework has still not established rules to allow restoring the balance of the variables in Telefónica Argentina’s economic and financial equation. See Item 4: “Information on the Company—Business Overview—Regulatory Matters—Rates.”

Effects on our, Cointel’s and Telefónica Argentina’s operations and our, Cointel’s and Telefónica Argentina’s respective abilities to pay Short-Term Debt

Telefónica Argentina’s short-term strategy has been to adapt its business plans to address the challenges and risks presented by the Argentine economic crisis. Therefore the short-term strategy has focused on the renegotiation of the contract and, since early 2002, Telefónica Argentina has been taking certain steps to moderate the effects of the imbalance between changes in revenues and costs caused by the significant increase in the prices of supplies and the cost of technology-related investments usually required by the business that it operates, and the situation affecting service rates described in Note 4.a to the Holding Annual Financial Statements. Some of these measures include:

•	capital expenditures controls;

•	operating costs reduction;

•	increased collection rates; and

•	debt renegotiation, cash management and roll-over of short-term debt.

The relationship between variables determining Telefónica Argentina’s revenues and expenses was affected as a result of the “pesification” and freezing of its tariffs within the context of a potentially inflationary economy and may continue to be mismatched depending upon the regulatory framework to be designed by the Argentine government in the future. The Transfer Contract provides for mechanisms to re-balance the relation between the variables that determine income and costs (including investments), i.e., the so-called “economic and financial equation” upon the occurrence of certain circumstances. As mentioned elsewhere, the Public Emergency and Exchange System Reform Law established the pesification of originally U.S. dollar-denominated utility tariffs previously agreed upon in U.S. dollars at the U.S.$1.00 to Ps.1.00 exchange rate and authorized the PEN to renegotiate agreements. The Memorandum of Understanding 2006 seeks a commitment to establish in the future a stable legal framework for maintaining the legal conditions set forth in the Transfer Contract and the rules in force as of the date of the Memorandum. After the procedures provided for in current regulations are met, this instrument will be a necessary background to execute the renegotiation with the government.

As of the date of this Annual Report, the evolution of the main macroeconomic variables since the economic crisis of years 2001-2002 show positive signs such as growth of the economy, stabilization of the exchange rate and less inflation, although there have been certain signs of deceleration in the pace of economic growth and rise in domestic prices. Therefore, in Telefónica Argentina management’s opinion there is greater certainty in the operating and economic environment due to, among other factors, a relative stabilization in the peso equivalent amounts of foreign currency denominated debt, due to the financing already obtained and the gradual reduction of short-term debt.

In estimating future revenues, Telefónica Argentina mainly uses its internal business forecasts and additionally any current information it may have regarding changes in significant variables affecting such forecasts. Telefónica Argentina develops its forecasts based on recent revenue data for existing products and services, planned timing of new products and services, estimates of tariff increases and other industry and macroeconomic factors.

Telefónica Argentina’s fixed assets have been valued based on their recoverable value on the basis of its management’s best estimate of future discounted cash flows of its telecommunication business, considering current information and future telephone service rate estimates. Telefónica Argentina has monitored the evolution of the macroeconomic variables that affect its business and, from time-to-time, it has adjusted its projections based on the latest trends. As explained in Note 4.b to the Holding Annual Financial Statements, the main macroeconomic variables have shown relative stabilization. In Telefónica Argentina’s opinion, based on such projections and on the consideration of operating strategies available for these scenarios, Telefónica Argentina believes it will obtain sufficient future cash flows to recover the balances corresponding to fixed assets. Notwithstanding the foregoing, Telefónica Argentina will continue to monitor the situation and to assess the effect of any new future developments.

Telefónica Argentina’s general financing policy is to cover future fund needs to continue its investment plan and repay short- and long-term debt mainly with funds generated by operations and also, if necessary, with bank loans and/or access to capital markets and, possibly, refinancing of indirect parent company loans.

As of December 31, 2003, Telefónica Argentina’s short-term debt amounted to U.S.$637 million and its total debt in foreign currency amounted to U.S.$1,509 million. During 2004, Telefónica Argentina decreased its debt. As of December 31, 2004, Telefónica Argentina’s bank and financial short term debt amounted to the equivalent of U.S.$367 million and its bank and financial total debt amounted to the equivalent of U.S.$1,206 million. Additionally during 2005, Telefónica Argentina continued decreasing its debt. As of December 31, 2005 Telefónica Argentina’s bank and financial short term debt amounted to the equivalent of U.S.$171 million and its bank and financial total debt amounted to the equivalent of U.S.$910 million. As of December 31, 2003, Telefónica Argentina could not be certain that it would be able to meet its current debt obligations at their maturity date. During 2004, as well as in prior periods, Telefónica Argentina managed to gradually reduce its short-term indebtedness through a combination of partial payments and short- and long-term refinancing. As of December 31, 2004, Telefónica Argentina has been granted new short-term loans from local financial institutions in an amount of Ps.123 million. In addition, in May 2004 and October 2004 Telefónica Argentina issued negotiable obligations for Ps.163.3 million and Ps.200 million, respectively. In February 2005 Telefónica Argentina issued negotiable obligations for Ps.250 million. Telefónica Argentina expects to arrange for additional placements in the future. These placements, in conjunction with internally generated cash flows and possible refinancing options and/or other financing alternatives that, in Telefónica Argentina’s opinion, will enable it to settle or successfully refinance the remaining balance of its short-term indebtedness.

In turn, in the months of July, August and September, 2004, TISA has refinanced liabilities in the amount of U.S.$150 million, payable in monthly installments maturing from January through December 2005, and had advised Telefónica Argentina that, as of the date of this Annual Report, it was still assessing other financing alternatives for Telefónica Argentina including, if necessary, providing additional financing. As of December 31, 2005, Telefónica Argentina owed U.S.$13 million to TISA, which matures in December 2006.

Historically, we have funded capital requirements principally through cash dividends from Cointel, other income relating to related parties, proceeds from disposing of our ownership interests and other assets, and different kind of borrowings. Currently, and as a consequence of the situations described in the Risk Factors, Cointel has no access to the capital markets in amounts sufficient to pay its short-term obligations. See Item 3: “Key Information—Risk Factors—The deterioration of the Argentine economy and the pesification and freezing of Telefónica Argentina’s tariffs have made it difficult for us and Cointel to access the capital markets or obtain new third-party financing in amounts sufficient to enable us and Cointel, together with internally generated funds, to meet our respective debt obligations, corresponding mainly to a significant amount of indebtedness owed to TISA” Cointel has significant indebtedness with its shareholder, TISA, and for which Cointel assumed certain commitments. See Note 4.a to the Holding Annual Financial Statements. As of December 31, 2005, Cointel’s current assets are lower than its current liabilities by Ps.1,640 million, the latter including Ps.1,632 million of debt owed to TISA. Consequently, Cointel’s ability to meet its short-term liabilities will depend on TISA’s continued refinancing of the loans granted to Cointel, or on other financing from related or unrelated parties, which to date is not available in sufficient amounts for Cointel. This situation gives rise to substantial doubt about Cointel’s ability to continue as a going concern. Cointel’s plans concerning these matters are also described in Note 4.a to the Holding Annual Financial Statements. These Financial Statements as of December 31, 2005 and 2004 do not include any adjustments or reclassifications that might result from the outcome of this uncertainty.

As of December 31, 2004, prior to the change in accounting principles that affected the Holding Annual Financial Statements as of such date (see Note 2.2 to the Holding Annual Financial Statements), we carried accumulated losses amounting to Ps.2,266 million and negative shareholders’ equity amounting to Ps.1,111 million. Due to this situation, we were under the conditions for dissolution due to the loss of our capital stock set forth in Item 5 of Section 94 of the Companies Law. However, Decree No. 1,269/02 dated July 16, 2002 had suspended the enforcement of Item 5 of Section 94 of the Companies Law until December 10, 2003 and Decree 1,293/03 dated December 23, 2003 had suspended it further until December 10, 2004. Furthermore, Decree No. 540/05 dated May 30, 2005 further extended that suspension until December 10, 2005. On December 28, 2004, the Board of Directors called a special shareholders’ meeting on February 15, 2005, to resolve upon the partial capitalization of the loan held by TISA with us, for an amount of up to approximately Ps.2,046 million.

On February 15, 2005 the special shareholders’ meeting approved the increase of the capital stock, for an amount of up to approximately Ps.2,046 million and ratified the capital stock increase of Ps.2 million approved by the shareholders’ meeting of December 16, 2004. The increase of capital stock can be subscribed with (i) the partial capitalization of the loan held by TISA with us, (ii) the irrevocable capital contributions of TISA for future share subscriptions of Ps.2 million or (iii) cash. In this regard, TISA gave notice to us of its intention to capitalize its loan for an amount of approximately Ps.1,785 million. Such increase of capital was approved by the CNV in its Resolution N° 15,113 dated July 14, 2005 and by the BCBA on August 3, 2005, and for this reason, our Board of Directors at its meeting dated August 19, 2005 approved the opening of the preemptive subscription period for a term of 30 days, which expired on October 4, 2005. On October 6, 2005, the Board of Directors fixed the final amount of the capital increase at Ps.1,787 million Class “B” common shares, which were fully subscribed and paid in as of such date; consequently, our stock capital was increased from Ps.405 million to Ps.2,192 million. At the date of this Annual Report, the above-mentioned capital stock increase is registered in the RPC.

As a result of this capital stock increase, we have reversed our negative shareholders’ equity situation and therefore, we will no longer under the conditions of item 5 of Section 94 of the Law No. 19,550.

Notwithstanding the reversal of our negative shareholders’ equity situation, we are still subject to Section 206 of Law No. 19,550 because our cumulative losses exceed reserves and 50% of the capital stock. This situation was discussed at the General and Special Shareholders’ Meeting held on April 28, 2005. The shareholders, together with our Board of Directors, will take the necessary steps to address this situation.

Media Business

We look to Telefónica’s global media affiliate, Telefónica Contenidos, to set the business strategy for Atco and AC. We consider Atco and AC to be passive investments.

On the basis of our ownership interest in Atco as of December 31, 2005 and 2004 was valued at the original cost restated up to the limit of its estimated recoverable value, due to the fact that, as of such dates, we did not have significative influence in Atco. Consequently, we have maintained our equity interest at nil. See Note 2.5.b to the Holding Annual Financial Statements.

Effects on Our Results of Operations and Liquidity in Future Periods

Although there have been macroeconomic improvements in Argentina since the second half of 2003, including a deceleration of the inflation in wholesale price index and increases in the value of the peso against the U.S. dollar, we continue to operate in a very difficult and potentially volatile environment. In particular, we expect that the combination of the following circumstances may have an effect on our results of operations in future periods:

•	the outcome of the renegotiations of Telefónica Argentina’s contract with the Argentine government;

•	competition;

•	how the government will regulate Telefónica Argentina’s business, including tariffs; and

•	the macroeconomic situation in Argentina, including inflation, exchange rate changes and unemployment.

In particular, our results of operations are very susceptible to changes in the peso/dollar exchange rate because Telefónica Argentina’s primary assets and revenues are denominated in pesos while substantially all of Telefónica Argentina’s liabilities and main capital expenditures are denominated in foreign currency. Additionally, all of our and Cointel’s indebtedness is denominated in U.S. dollars.

In addition to these circumstances, changes in Argentina may have other unforeseen consequences that could negatively impact our, Telefónica Argentina’s and Cointel’s results of operations and financial position. We cannot assure you that other laws that negatively affect Telefónica Argentina’s operations and consequently our and Cointel’s operations will not be introduced.

Inflation Accounting

Until the three-month period ended March 31, 2002, our financial statements had been prepared recognizing the effects of changes in the purchasing power of money through August 31, 1995 (maintaining the restatements recorded until that date), by the restatement of amounts to constant pesos, by means of the application of the restatement method in constant currency as set forth by the FACPCE in effect as of that date. Effective September 1, 1995, for Argentine GAAP purpose, and considering the economic stability conditions at that moment, and according to the requirements of the CNV, the Company had discontinued the application of the restatement method. This accounting criterion was accepted by Argentine GAAP until December 31, 2001.

In 2002, as a result of the new inflationary conditions and the changes to the Argentine economic model resulting from the enactment of the Public Emergency and Exchange System Reform Law, the CPCECABA approved the reinstatement of inflation accounting in financial statements for fiscal years or interim periods ended as from March 31, 2002 in accordance with Argentine professional accounting principles, and provided that all recorded amounts restated by changes in the general purchasing power until the suspension of such adjustments and any other amounts originated in transactions during the stability period are to be considered stated in currency of December 2001.

Decree No. 1,269/02 of the PEN and later Resolution No. 415/02 of the CNV, reestablished the requirement of presentation of financial statements in constant currency. Nevertheless, in 2003, Decree No. 664/03 of the PEN and the later Resolution No. 441/03 of the CNV set forth again that as from March 1, 2003, the restatement of financial statements in constant currency should be discontinued.

On December 2, 2003, under Resolution CD No. 190/03 the CPCECABA discontinued the application of the restatement of financial statements in constant currency due to inflation as set forth in professional accounting from October 1, 2003, since the CPCECABA considered that the conditions related to the application of the restatement for inflation continued until September 30, 2003.

However, the CPCECABA discontinued the application of the method that required restatement into constant currency as from October 2003. In accordance with the above, our financial statements as of December 31, 2005, 2004 and 2003 have been prepared recognizing the effects of variations in the purchasing power of the Argentine peso until February 28, 2003 (restated according to the changes in the Argentine wholesale price index published by “INDEC”) in compliance with the regulations issued by the PEN and the CNV (the accumulated effect on that index between January 1, 2003 and September 30, 2003, was a 1.4% decrease). The effect on our shareholders’ equity as of December 31, 2005 and 2004 and on results for the fiscal years then ended of not restating figures until September 30, 2003 is not significant. The negative shareholders’ equity as of December 31, 2003 and the net income for the fiscal year then ended would have amounted to Ps.694 million and to Ps.140 million, respectively, if they have been restated as of September 30, 2003.

Change in accounting principles. Restatement of comparative financial statements.

a)  Effects of issuance of Resolution 93/2005 of CPCECABA

In August 2005, the CPCECABA approved Resolution CD No. 93/2005, whereby it introduced a series of changes in its professional accounting standards, as a result of the agreement entered into with the FACPCE to unify Argentine professional accounting standards adopted in the city of Buenos Aires by the CPCECABA and with respect to the ones adopted by Professional Councils of other provinces of Argentina. Such Resolution is effective for the Company Telefónica as from January 1, 2006. In addition, it establishes transition standards that defer the effective term of certain changes to the fiscal years beginning January 1, 2008. Early adoption is accepted.

The most relevant effect to us lies in the fact that the positive goodwill with indefinite useful life will no longer be amortized. Consequently, as from January 1, 2005 we discontinued amortizing goodwill related to the investment in Cointel. As required by the pronouncement we did not restate the figures as of December 31, 2004 and 2003.

The most significant effect to Telefónica Argentina relates to the difference between the inflation-adjusted book value of fixed assets (and other non-monetary assets) and their respective tax base (no inflation-adjusted), which is to be computed as a temporary difference resulting in the recognition of a deferred tax liability, however it may still be considered as a permanent difference provided that certain supplementary information is filed. Inflation accounting was discontinued in 2003. As of December 31, 2005, Telefónica Argentina had early adopted the changes to the accounting principles (See Notes 2.4 to the Holding Annual Financial Statements).

According to Argentine GAAP, we and Telefónica Argentina have retroactively modified the comparative financial statements of 2004 and 2003 to give effect to this accounting change related to deferred tax liability with effect on the initial balance of shareholders’ equity computed as an adjustment to accumulated deficit as of December 31, 2002. The retroactive effect of this change after considering the periods of estimated reversal of deferred tax assets and liabilities, resulted in a 586 million increase in Telefónica Argentina’s accumulated deficit and corresponding decrease in shareholders’ equity and consequently an increase of 190 million (calculated in proportion to our indirect ownership interest in this company) in this Company’s accumulated deficit and corresponding decrease in shareholders’ equity at the beginning of the fiscal year ended December 31, 2003.

The adjustments computed in the financial statements for the fiscal year 2005 and the retroactive restatement of comparative statements for the fiscal years 2004 and 2003 of the application of the new accounting principle effective in Argentina, which relate to the application of the deferred income tax method in Telefónica Argentina are as follows (Amounts calculated at our equity interest in Telefónica Argentina):

	2005		2004	2003
	(2)		(3)	(3)
Income statement
Equity interests in Section 33 - Law No. 19,550	113	(1)	—	—
Net income for the year	113	(1)	—	1
Balance Sheet
Investments	189		189	190
Shareholders’ equity
Balance at the beginning of the year	(189)		(189)	(190)
Net income for the year	113	(1)	—	1
Balance at the end of the year	(76)		(189)	(189)

(1)	Net of 8 million corresponding to the taxable income from discontinued operations.
(2)	Effect of accounting change in current year financial statement.
(3)	Retroactive adjustment to comparative financial statements.

Regarding the rest of the changes provided in the Resolution 93/2005 of the CPCECABA, the Company evaluated that they were not significant for the years ended as of December 31, 2005, 2004 and 2003.

Additional comparative additional information has also been presented following the same presentation criterion that breaks down figures for the abovementioned 2005 financial statements.

(b)	Presentation of discontinued operations

The balances and transactions of the former subsidiary of Telefónica Argentina, Telinver, have been disclosed under Discontinued operations as described in note 4.b). to our Annual Financial Statements. Comparative financial statements have been restated accordingly.

Critical Accounting Policies

This operating financial review and prospects is based upon Holding Annual Financial Statements, which have been prepared in accordance with accounting principles generally accepted in Argentina with amendments approved by the CNV. The preparation of financial statements in accordance with Argentine GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses for each year. Ultimate results could differ from those estimated if our estimates, or assumptions used in those estimates, do not actually occur.

The financial statements include the effects derived from the economic and exchange regulations known as of the date of issuance of such financial statements. All of the estimates made by management have taken into account the above-mentioned effects. The effects of additional economic regulations that could be implemented by the Argentine government will be considered in the financial statements when they become known by our management.

We believe the following represents our, Cointel’s and Telefónica Argentina’s most relevant critical accounting policies. These accounting policies are more fully described in Note 2 to the Holding Annual Financial Statements. The most critical accounting policies adopted in preparing the Holding Annual Financial Statements according to Argentine GAAP, or according to U.S. GAAP where specifically noted, relate to:

•	the recoverability of the investment and the related goodwill generated by our investment in Cointel and of the goodwill recorded by Cointel, based on management’s current estimates of future discounted cash flows. See Note 2.5.b to the Holding Annual Financial Statements;

•	the depreciable lives for each category of fixed assets;

Telefónica Argentina believes that the accounting estimate related to the establishment of asset depreciable lives is a “critical accounting estimate” because: (1) it requires Telefónica Argentina’s management to make estimates about technology evolution and competitive uses of assets, and (2) the impact of changes in these estimates could be material to its financial position, as well as to its results of operations. Telefónica Argentina’s management estimates about technology and its future development require significant judgment because the impact of technology advances are difficult to predict.

•	the evaluation of fixed assets and limited life intangible assets for impairment whenever indicators of impairment exist;

Argentine GAAP requires that the recorded value of assets be evaluated for impairment against its recoverable value which for a prolonged lived asset is generally defined as its economic use value. If an impairment indicator is present, Telefónica Argentina must assess whether the carrying amount of the asset is recoverable by estimating the sum of the future discounted cash flows (future inflows of funds minus future outlays of funds discounted at the rate that reflects the time value of money and risks specifically inherent in the asset) and before financial charges and income tax. If the carrying amount is greater than the recoverable amount, an adjustment charge must be recognized, based on the fair value of the asset. As a consequence of the unification of accounting standards in Argentina as described in Change in accounting principles, Restatement of Competitive Financial Statements, the method applicable to the assessment of recoverability is the discounted cash flow method. Under U.S. GAAP, the method applicable to the assessment of recoverability is the undiscounted cash flow method. Telefónica Argentina believes that the accounting estimate related to asset impairment is a “critical accounting estimate” because: (1) it requires its management to make estimates about future revenues and costs over the life of the asset; and (2) the impact of recognizing an impairment could be material to its financial position, as well as its results of operations. Management’s estimates about future revenues require significant judgment because actual revenues have fluctuated in the past and may continue to do so especially due to the pending contract renegotiation.

In estimating future revenues, Telefónica Argentina mainly uses its internal business forecasts and additionally any current information they may have regarding changes in significant variables affecting such forecasts. Telefónica Argentina develops its forecasts based on recent revenue data for existing products and services, planned timing of new products and services, the estimated tariff increases and other industry and macroeconomic factors.

Fixed assets have been valued under the limit of their recoverable value on the basis of management’s best estimate of future discounted cash flows of its telecommunications business, considering current information and future telephone service rates estimates. Telefónica Argentina has monitored the evolution of the macroeconomic variables that affect their business and, from time to time, they have adjusted their projections based on the latest trends. As explained in Note 4.b to the Holding Annual Financial Statements, the main macroeconomic variables have shown relative stabilization. Management believes, based on the preparation of projections based on such trends and the consideration of operating strategies available for such scenarios, that they will obtain future cash flows enough to recover the balances corresponding to its fixed assets as of December 31, 2005. Notwithstanding the foregoing, as explained in Note 4.b to the Holding Annual Financial Statements, Telefónica Argentina will continue to monitor the projected situation forecasted and will assess the effects of any new future developments.

•	the creation of reserves for contingencies in Telefónica Argentina assessed as likely by Telefónica Argentina’s management, based on its estimates and in the opinion of its legal counsel (see Note 4.b to the Holding Annual Financial Statements);

We and Telefónica Argentina record an estimated loss from a loss contingency when information available prior to issuance of the financial statements leads us to conclude that it is probable that a liability has been incurred, and that the probability to occur is considered as probable, at the date of the financial statements and the amount of the loss can be reasonably estimated. Accounting contingencies require us to use our judgment, and while we believe that our accruals for these matters are adequate, if the actual loss from the loss contingency is different than the estimated loss, our results of operations will be impacted in the period the contingency is resolved.

•	the creation of allowances for Telefónica Argentina, amounting to Ps.141 million to cover doubtful accounts based on Telefónica Argentina’s estimates regarding the terms and conditions of their potential future collection terms; and

•	the recoverability of deferred tax assets.

We, Cointel’s and Telefónica Argentina’s management assess the recoverability of deferred tax assets on the basis of estimates. The recoverability of deferred tax assets ultimately depends on our, Cointel’s and Telefónica Argentina’s ability to generate enough taxable income during the periods in which such deferred tax assets are expected to be deductible. In making the assessment, our, Cointel’s and Telefónica Argentina’s management considers the reversal time period of deferred tax liabilities, projected taxable income and tax planning strategies. This assessment is based on a series of internal projections which are updated to reflect the trends. In accordance with accounting principles in force in Argentina, we must recognize deferred tax assets when future deductibility is likely. As of December 31, 2005, based on the information and projections available as of the date of issuance of this Form and considering the reversal of deferred tax assets and liabilities and the status of the variables affecting future taxable income, including the effect of the 2005 renegotiation of the Argentine Government debt, the changes in tax loss carryforwards amounts for the last three years, the stability of the foreign exchange rate, the projected inflation for the coming two years, and the reduction in foreign currency debt, Telefónica Argentina currently estimates that the deferred tax assets as of December 31, 2005 will probably be recovered (see note 2.4. to the Annual Financial Statements). As regards us and Cointel, considering current tax strategies and the fact that the income of these companies is mainly derived from their shareholdings in Cointel and Telefónica, respectively, and that such income is not levied with income tax, we and Cointel have booked an allowance to cover balance of deferred tax assets, whose recovery depends on the generation of future taxable income.

•	Telefónica Argentina’s management has made certain assumptions with respect to debt obligations, tax credits and accounts receivable with all levels of the Argentine government (federal, provincial and municipal governments and governmental agencies) that they will be honored either through collection or by delivery of alternative instruments, or by set off against taxes owed or future taxes payable. Telefónica Argentina’s management reevaluated its holding of Patriotic Bonds, taking into consideration new developments affecting the Argentine government’s repayment commitment with respect to the bonds and the suspension of the offset feature of the bonds. On February 23, 2005, Telefónica Argentina accepted the sovereign debt-restructuring proposal made by the Argentine Government by exchanging its holdings of Patriotic Bonds for U.S. dollar denominated discount bonds. Telefónica Argentina received U.S.$8.8 million in nominal value and, in June 2005, U.S.$0.3 million as interest in arrears.

New Accounting Pronouncements under U.S. GAAP

(a)	Accounting Changes and Error Corrections

The FASB has issued FASB Statement No. 154, Accounting Changes and Error Corrections. This new standard replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements, and represents another step in the FASB’s goal to converge its standards with those issued by the IASB. Among other changes, Statement 154 requires that any voluntary change in accounting principle be applied retrospectively with all prior period financial statements presented on the new accounting principle, unless it is impracticable to do so. Statement 154 also provides that (1) a change in the method of depreciating or amortizing a long-lived nonfinancial asset be accounted for as a change in accounting estimate (prospectively) that was effected by a change in accounting principle, and (2) correction of errors in previously issued financial statements should be termed a “restatement.” The new standard is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. Early adoption of this standard is permitted for accounting changes and correction of errors made in fiscal years beginning after June 1, 2005.

(b)	The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments

On November 3, 2005, the FASB issued Financial Staff Position (“FSP”) FAS 115-1 and FAS 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” which nullifies certain requirements of Emerging Issues Task Force (“EITF”) Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” and supersedes EITF Abstracts Topic No. D-44, “Recognition of Other-Than-Temporary Impairment Upon the Planned Sale of a Security whose Cost Exceeds Fair Value.” The guidance in this FSP will be applied to reporting periods beginning after December 15, 2005. Early application is permitted. We do not expect that the adoption of this guidance will have a material effect on our financial position, results of operations or cash flows.

(c)	Accounting for Certain Hybrid Financial Instruments

In February 2006, the FASB issued SFAS 155, “Accounting for Certain Hybrid Financial Instrument—an amendment of FASB Statements No. 133 and 140.” The new statement: a) permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation; b) clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”; c) establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation; d) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and e) amends SFAS 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. We do not expect that the adoption of this guidance will have a material effect on our financial position, results of operations or cash flows.

(d)	Accounting for Servicing of Financial Assets

The FASB has issued SFAS 156 “Accounting for Servicing of Financial Assets”, which amends SFAS 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. SFAS 156 permits an entity to choose between two measurement methods (amortization Method and fair value measurement method) for each class of separately recognized servicing assets and servicing liabilities. SFAS 156 is effective as of the beginning of an entity’s first fiscal year that begins after September 15, 2006. However, earlier adoption is permitted as of the beginning of an entity’s fiscal year, provided the entity has not yet issued financial statements for any interim period of that fiscal year. The Company is analyzing the effects of this statement on its financial position, results of operations or cash flows.

A.	Operating Results

Comparison of Results of Operations for the Fiscal Years Ended December 31, 2005, 2004 and 2003.

All references made below to 2005, 2004 and 2003 are to our fiscal years ended December 31, 2005, 2004 and 2003. The following discussion is based on the amounts included in the Holding Annual Financial Statements (in pesos restated for inflation until February 28, 2003).

The following discussion shows our results for the years ended December 31, 2005, 2004 and 2003. See Note 2.2 to the Holding Annual Financial Statements.

	2005	2004	2003
	(in million of pesos restated for inflation until February 28, 2003)
Equity interests in Section 33 Companies	120	(133)	95
Other income related to equity interests in Section 33 Companies, net	37	33	40
General and Administrative expenses	(5)	(2)	(2)
Financial losses and gains, net	41	(197)	81
Income / (loss) from discontinued operations	33	(1)	4

Net income/(loss) for the year	226	(300)	218

Equity interests in Section 33 Companies

Our ownership interests in related parties for the years ended December 31, 2005, 2004 and 2003 reflect: (a) our equity in the net (loss) income of Cointel for the fiscal year ended December 31, 2005, 2004 and 2003 (which in turn reflects Cointel’s equity in Telefónica Argentina’s net income for the years ended December 31, 2005, 2004 and 2003), and (b) depreciation of goodwill on investment in companies in 2004 and 2003. See “—Financial Periods Covered.”

Our equity interests in related parties amounted to a gain of Ps.153 million (Ps.120 million for continuing operations and 33 million for discontinued operations), a loss of Ps.134 million (Ps.133 million for continuing operations and 1 million for discontinued operations) and a gain of Ps.99 million (95 million for continuing operations and 4 million for discontinued operations) in 2005, 2004 and 2003, respectively. Such results reflect a gain of Ps.153 million in 2005, a loss of Ps.95 million in 2004 and a gain of Ps.99 million in 2003, attributable to the Telecommunications Business (see Note 2.5.b to the Holding Annual Financial Statements) and include losses of Ps.39 million in 2004 and 2003, related to the amortization of the goodwill on our investment in Cointel.

These variations were principally due to the changes in Cointel’s and Telefónica Argentina’s results for the same periods and in 2005 includes the income for Telefónica’s disposal of its ownership interest in Telinver S.A. See “—Telecommunications Business.”

Other income related to equity interest in Section 33 Companies, net

We recognized income under the Telefónica Holding Advisory Agreement with a related company. Other income related to equity interest in Section 33 Companies, net increased by 12% to Ps.37 million in 2005 from Ps.33 million in 2004. The increase was due to the increase in Telefónica Argentina’s operating revenues.

The only significant income that the Company currently receives is from the Telefónica Holding Advisory Agreement with Telefónica S.A. Sucursal Argentina (“TSA Arg.”) (see Note 5.c.(i) to the Holding Annual Financial Statements).

Other income related to equity interest in Section 33 Companies, net decreased 17.5% to Ps.33 million in 2004 from Ps.40 million in 2003, principally due to the variation in Telefónica Argentina’s operating income before depreciation and amortization in such periods and the renegotiation of Telefónica Argentina’s Management Contract in 2003. See Item 4: “Information on the Company—Management Contract.”

All of our cash flow in 2005, 2004 and 2003 was related to the Telefónica Holding Advisory Agreement.

Administrative Expenses

Administrative expenses include: (i) legal and audit fees, (ii) miscellaneous administrative expenses and (iii) tax on bank account credits and debits, not taxable VAT. Administrative expenses were Ps.5 million in 2005 and Ps.2 million in 2004 and 2003. The increase in administrative expenses was mainly due to an increase in the fees for professional services in 2005 as compared to 2004 and 2003.

Financial Losses and Gains, Net

Our net holding and financial income and losses, amounted to a gain of Ps.41 million in 2005, a loss of Ps.197 million in 2004 and a gain of Ps.81 million in 2003.

The variation in 2005 as compared to 2004 is principally due to: a) a variation in the exchange rate due to the impact of the appreciation of the peso on the net monetary position in foreign currency during 2005 and its appreciation during 2004, which resulted in a gain of Ps.69 million in 2005 and a loss of Ps.31 million in 2004 and b) interest on liabilities amounting to Ps.28 million in 2005 and Ps.166 million in 2004. This decrease was mainly due to a decrease of our indebtedness as a result of the partial capitalization of the debt with TISA. See note 7.3. to the Holding Annual Financial Statements.

The variation in 2004 as compared to 2003 was principally due to the impact of the depreciation of the peso on the net monetary position in foreign currency during 2004 and its appreciation during 2003, which resulted in a loss of Ps.31 million in 2004 and a gain of Ps.255 million in 2003. During 2004 and 2003 interest and financial charges on liabilities amounted to Ps.166 million and Ps.174 million, respectively.

Net (Loss) Gain for the year

As a result of the factors described above, we had a net income of Ps.226 million in 2005, a loss of Ps.300 million in 2004 and a net income of Ps.218 million in 2003.

Telecommunications Business

The following discusses the results of operations of both Cointel and Telefónica Argentina based on Cointel’s consolidated financial information for the fiscal years ended December 31, 2005, 2004 and 2003.

Comparison of Cointel’s Consolidated Results of Operations for the Fiscal Years Ended December 31, 2005 and 2004.

General Considerations

All references made below to 2005 and 2004 are to Cointel’s consolidated fiscal years ended December 31, 2005 and December 31, 2004. The following discussion is based on the amounts included in the Cointel Consolidated Annual Financial Statements (in pesos restated for inflation until February 28, 2003) . See Item 3: “Key Information—Selected Financial Data”.

Net Revenues

Cointel’s consolidated net revenues were Ps.3,367 million in 2005, an 8.4% increase from Ps.3,105 million in 2004. The increase in revenues in 2005 was principally due to an increase in the consumption of Telefónica Argentina’s services and an increase in Telefónica Argentina’s average number of lines in service.

Operating revenues presented by category of services in this Annual Report are derived from Telefónica Argentina’s accounting records, certain reports from Telefónica Argentina’s billing systems and certain estimates made by our management. This breakdown is not included in the Cointel Consolidated Annual Financial Statements.

The following table shows Cointel’s consolidated operating revenues in millions of pesos by category of services for the fiscal years ended December 31, 2005 and 2004:

	Fiscal Year Ended
	December 31, 2005		December 31, 2004
Basic telephone service
Measured service	923	27.4%	893	28.7%
Monthly basic charges(1)	787	23.4%	746	24.0%
Special services	565	16.8%	477	15.4%
Public phones	185	5.5%	203	6.5%
Access charges	517	15.4%	403	13.0%
International long-distance service	125	3.7%	108	3.5%
Direct Lines	79	2.3%	88	2.8%
Other	186	5.5%	187	6.0%

Total	3,367	100%	3,105	100%

(1)	Includes basic charges and charges for supplemental services.

Basic Telephone Service

Measured Service

Measured service includes revenues that are collected from the traffic consisting of local and domestic long-distance calls made by Telefónica Argentina’s customers to its other customers through its network, to customers of other operators routed through Telefónica Argentina’s network as well as other operators’ networks. In this last case, Telefónica Argentina bills and collects revenues for the termination of those calls (included in “Access Charges Revenues”), and pays to the other operators the cost of using their network (See “—Cost of Services Provided, Administrative and Selling Expenses—Fees and Payments for Services” below).

Measured service increased by Ps.30 million or 3.3% to Ps.923 million in 2005 from Ps.893 million in 2004. The variation was mainly due to: (i) an increase of Ps.48 million or by 4.4% in the total average number of billable lines partially offset by (ii) a decrease in average urban and interurban consumption per line of approximately Ps.20 million, and (iii) by an increase in tariff discounts of approximately Ps.8 million in 2005 as compared to 2004.

Monthly Basic Charges

Monthly basic charges increased by Ps.41 million or 5.5% to Ps.787 million in 2005 from Ps.746 million in 2004. The variation was mainly due to: (i) an increase in Telefónica Argentina’s average number of billable lines of approximately Ps.25 million, (ii) an increase in revenues from supplemental services of approximately Ps.21 million, mainly due to the increase in the average price of these services of approximately 9.7%, and (iii) a decrease in 2005 in the average number of lines out of service as compared to last year that generates an increase of Ps.8 million in the monthly basic charges, partially offset by an increase in tariff discounts of approximately Ps.5 million in 2005 as compared to 2004.

Special Services

Special services include:

•	supplementary services (for example, call waiting and call forwarding) provided through digital switches and telephones;

•	special services for companies (for example, digital links between customers and digital trunk access);

•	Internet access including ADSL broadband;

•	other services such as calling cards, toll-free calling, voice messaging and collect calling; and

•	prepaid cards.

Special services increased by Ps.88 million or 18.4% to Ps.565 million in 2005 from Ps.477 million in 2004. The variation was mainly due to an increase of: (i) Ps.91 million in Internet service subscriptions billed, due to the rise in the number of ADSL (broad band) users of 78.9% and, (ii) Ps.8 million in services provided to suppliers of audiotext and free calls, partially offset by a decrease of Ps.11 million in services provided to other suppliers for agreements signed in 2004.

Public Phones

Revenues from public phones decreased by Ps.18 million or 8.9% to Ps.185 million in 2005 from Ps.203 million in 2004. The variation mainly results from: (i) a drop in consumption in third party calling centers, and (ii) an increase in discounts and rebates therein granted as a result of growing competition in mobile telephone services, partially offset by an increase in subscriptions.

Access Charges

Telefónica Argentina bills and collects revenues resulting from call termination of other operators through its network, and pays to the other operators the cost of using their networks (See “—Costs of Services Provided, Administrative and Selling Expenses —Fees and Payments for Services” below).

Revenues resulting from access charges (interconnection) in 2005 amounted to Ps.517 million, as compared to Ps.403 million in 2004, representing an increase of Ps.114 million or 28.3%. The variation mainly results from a 18.9% increase in interconnection traffic, in particular with mobile telephone companies, both in transit and in access, and an increase in interconnection subscriptions of 21.7% or by Ps.15 million.

International Long-Distance Service

International long-distance service revenues increased by Ps.17 million or 15.7% to Ps.125 million in 2005 from Ps.108 million in 2004. This variation was mainly due to a 27.3% increase in traffic to customers and carriers.

Direct Lines

Revenues from direct lines decreased by Ps.9 million or 10.2% to Ps.79 million in 2005 from Ps.88 million in 2004. This variation was mainly due to a decrease in sales due to the increase in discounts granted.

Other Revenues

“Other” revenues decreased to Ps.186 million in 2005 from Ps.187 million in 2004, which represents a decrease of Ps.1 million or 0.5%. This variation is mainly due to connection revenues (see Note 2.3.m to the Cointel Consolidated Annual Financial Statements) and was partially offset by an increase in computer assistance services and other management services provided, among others.

Cost of Services Provided, Administrative and Selling Expenses

Cost of services provided, administrative expenses and selling expenses increased by 6.6% to Ps.2,700 million in 2005 from Ps.2,532 million in 2004.

The following table shows the breakdown of expenses for the fiscal years ended December 31, 2005 and 2004, in millions of pesos:

	Fiscal Year Ended
	December 31, 2005		December 31, 2004
Salaries and social security taxes	447	16.6%	393	15.5%
Depreciation and amortization of fixed assets and intangible assets (1)	1,068	39.6%	1,131	44.7%
Fees and payments for services	684	25.3%	581	22.9%
Material consumption and other expenditures	66	2.4%	71	2.8%
Allowance for doubtful accounts	6	0.2%	(43)	(1.7%)
Taxes other than income tax	200	7.4%	182	7.2%
Management fee	75	2.8%	68	2.7%
Other	154	5.7%	149	5.9%

Total	2,700	100.0%	2,532	100.0%

(1)	Excluding the portion corresponding to financial expenses. In 2004 excludes goodwill amortization.

Salaries and Social Security Taxes

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

Salaries and social security taxes increased by 13.7% or Ps.54 million to Ps.447 million in 2005 from Ps.393 million in 2004. The variation was mainly due to an increase in salaries mandated by a decree of the PEN during the last quarter of 2005 to employees, both those included and not included in the collective bargaining agreement during the first quarter of 2005, and to those included in the collective bargaining agreement. Additionally, this variation includes the effect of the agreements between Telefónica Argentina and the unions, which represent the employees governed by collective bargaining agreements, that took place in December 2004. These increases were slightly accompanied by an increase in Telefónica Argentina’s average headcount, which varied approximately 1% to 8,812 in 2005 from 8,728 in 2004.

The productivity index, measured as lines in service by employee grew from 494.3 in 2004 to 509.6 in 2005, which represents approximately a 3.1% increase.

Depreciation and Amortization of Fixed Assets and Intangible Assets

Total depreciation and amortization of fixed assets and intangible assets decreased to Ps.1,068 million in 2005 from Ps.1,131 million in 2004. The decrease was mainly due to assets that were fully depreciated as of December 2004 (mainly transmission, switching and radio equipment), partially offset by the depreciation of investments in fixed assets applied during 2005.

Fees and Payments for Services

Fees and payments for services increased by 17.7% or Ps.103 million to Ps.684 million in 2005 from Ps.581 million in 2004. This variation was mainly due to:

•	temporary personnel expenses for Ps.20 million, mainly due to the need to hire temporary personnel and salary increases mandated by the PEN;

•	network maintenance expenses for Ps.21 million, mainly due to repair charges caused by cable theft and an increase in preventive maintenance on Telefónica Argentina’s lines in service;

•	advertising expenses for Ps.12 million, mainly generated by an increase in the number of advertising and telemarketing campaigns, accompanied by an increase in their average cost;

•	interconnection fees to providers amounting to Ps.15 million due to the increase in traffic, mainly outgoing international Internet calls as a consequence of the increase in Internet services supplied by Telefónica Argentina;

•	Ps.11 million in advice and consulting fees, mainly due to the increased use of consultants;

•	technical service charges of Ps.11 million, mainly due to an increase in the capacity hired from service providers;

•	commissions for sales and building maintenance of Ps.8 million; and

•	security, communication and travel expenses of Ps.5 million.

Material Consumption and Other Expenditures

Costs for material consumption and other expenditures decreased from Ps.71 million in 2004 to Ps.66 million in 2005. The main cause of this change was the smaller consumption of materials that were kept in stock by Telefónica Argentina. These decreases were offset by the higher prices of certain materials used and an increase in certain expenditures.

Allowance for Doubtful Accounts

The change in the charge for the allowance for doubtful accounts can be summarized as follows: (i) in 2005, allowance for doubtful accounts was Ps.81 million, as compared to Ps.62 million in 2004, representing an increase of Ps.19 million; and (ii) a total recovery from collections of past-due customers in 2005 of Ps.75 million, as compared to Ps.105 million recovered in 2004, representing a decrease of Ps.30 million. These variations are due to an increase of activity during 2005 and the new collection plans implemented by Telefónica Argentina.

Taxes other than income tax

The charge to taxes other than income tax increased from Ps.182 million in 2004 to Ps.200 million in 2005. This variation is mainly due to an increase in Telefónica Argentina’s revenues, the taxable base of certain taxes and rates.

Management Fees

Telefónica Argentina’s management fees increased from Ps.68 million in 2004 to Ps.75 million in 2005, representing a 10.3% increase. This is mainly due to an increase in the income on which Telefónica Argentina’s management fee is based.

Other

Operating costs increased from Ps.149 million in 2004 to Ps.154 million in 2005, representing a 3.4% increase. The variation is due to an increase in transportation expenses of Ps.8 million, in cost of services provided of Ps.2 million, in commission expenses of Ps.3 million and in other payroll expenses of Ps.1 million. This increase is partially offset by a Ps.9 million decrease in lease charges as a result of the expiration of the leases of vehicles.

Financial gains and losses

In 2005 and 2004 Telefónica Argentina’s gross capitalized interest in fixed assets totaled Ps.11 million and Ps.8 million, respectively.

For 2005 and 2004, net financial gains and losses amounted to losses of Ps.495 million and Ps.604 million, respectively, representing a decrease of Ps.109 million. This decrease was mainly due to: (a) Ps.63 million for exchange difference gain resulting from the effect of changes in the exchange rate experienced in both periods, from a loss of Ps.86 million in 2004, to a loss of Ps.23 million in 2005 and (b) a reduction in interest and financial charges, of Ps.82 million, to a loss of Ps.419 million in 2005 from a loss of Ps.501 million in 2004, due to a decrease of Telefónica Argentina’s financial payables and in the interest rate applied to our and Telefónica Argentina’s debt with our indirect controlling company, TISA, partially offset by a decrease in the interest rate applied by Telefónica Argentina to customers for payments in arrears.

Other expenses, net

Other expenses, net decreased from Ps.130 million in 2004 to Ps.64 million in 2005, representing a 50.8% decrease. The variation is mainly explained by a reduction in employee termination charges and by a decrease in reserves for contingencies.

Results of discontinued operations

Operations discontinued in 2005 resulted in a profit of Ps.103 million. The sale price of Telinver was Ps.197 million. The cost of the disposal included Ps.29 million of the equity interest, Ps.49 million of the guarantees granted by Telefónica Argentina to the TPI Group and Ps.16 million in the results of operations tax effects and other costs related to the transaction (figures according to Telefónica Argentina Financial Statements as of December 31, 2005). Moreover, the payment of the sale price is secured by a promissory note, granted to Telefónica Argentina by each of the purchasers, maturing in May 2008. In 2004, this result had been a loss of 3 million principally as a result of Telinver normal course of business. This increase mainly reflects the income derived from Telefónica Argentina’s sale of our equity interest in Telinver.

Income tax

During 2005 income tax amounted to a gain of approximately Ps.375 million compared to nil in 2004. In 2004, given the uncertainty related to certain variables affecting future taxable income, Telefónica Argentina recorded an allowance against Telefónica Argentina’s net balance of deferred tax assets. The main reason for the variation is that during 2005 Telefónica Argentina’s determined that, on the basis of the information and projections available and considering the reversal of deferred tax assets and liabilities and the status of the variables affecting future taxable income, including, the changes in tax loss carryforwards for the past three years, the effect of the 2005 renegotiation of the Argentine Government debt, the stability of the foreign exchange rate, the inflation for the coming two years, as well as a reduction in foreign currency debt, the balance of net deferred tax assets will probably be recovered.

Net income (loss)

Net income (loss) increased from a loss of Ps.184 million in 2004 to a gain of Ps.316 million in 2005. The main causes of this change were the increase in Telefónica Argentina’s sales revenues, the exchange difference, the income derived from the disposal of Telefónica Argentina’s equity interest in Telinver and the reversal of Telefónica Argentina’s valuation allowance for income tax provided in prior periods.

Comparison of Cointel’s Results of Operations for the Years Ended December 31, 2004 and 2003.

General Considerations

All references made below to 2004 and 2003 are to Cointel’s fiscal years ended December 31, 2004 and December 31, 2003. The following discussion is based on the amounts included in the Cointel Consolidated Annual Financial Statements (in pesos restated for inflation until February 28, 2003). See Item 3: “Key Information—Selected Financial Data”.

Net Revenues

Cointel’s consolidated net revenues were Ps.3,105 million in 2004, a 10.9% increase from Ps.2,801 million in 2003. The increase in revenues in 2004 was principally due to an increase in the consumption of our services and an increase in Telefónica Argentina’s average number of lines in service.

Operating revenues presented by category of services in this Annual Report are derived from Telefónica Argentina’s accounting records, certain reports from Telefónica Argentina’s billing systems and certain estimates made by our management. This breakdown is not included in Cointel’s Annual Financial Statements.

The following table shows operating revenues, in millions of pesos restated for inflation until February 28, 2003, by category of services for the fiscal years ended December 31, 2004 and 2003:

	Fiscal Year Ended
	December 31, 2004		December 31, 2003
	(in millions of pesos restated for inflation until February 28, 2003)
Basic Telephone Service
Measured service	893	28.7%	837	29.9%
Monthly basic charges(1)	746	24.0%	691	24.7%
Special services	477	15.4%	396	14.1%
Public phones	203	6.5%	194	6.9%
Access charges	403	13.0%	335	12.0%
International long-distance service	108	3.5%	105	3.7%
Direct Lines	88	2.8%	86	3.1%
Other	187	6.0%	157	5.6%

Total	3,105	100%	2,801	100%

(1)	Includes basic charges and charges for supplemental services.

Basic Telephone Service

Measured Service

Measured service increased by Ps.56 million or 6.7% to Ps.893 million in 2004 from Ps.837 million in 2003. The increase was mainly due to a 6.6% increase in the total average number of billable lines and an approximate 2.3% increase in the average local and domestic long distance consumption by line. These increases were partially offset by an approximate 30% increase in the commercial discounts granted in 2004 compared to those granted in 2003.

Monthly Basic Charges

Monthly basic charges increased by Ps.55 million or 8.0% to Ps.746 million in 2004 from Ps.691 million in 2003. The increase was mainly due to (1) an increase in the average number of billable lines, which generated approximately Ps.10 million, (2) an increase of Ps.16 million in revenues from supplementary services, mainly due to an increase in lines in service of approximately 11%, and (3) a reduction in the average number of lines out of service as compared to last year.

Special Services

Special services increased by Ps.81 million or 20.5% to Ps.477 million in 2004 from Ps.396 million in 2003. The increase was mainly due to increases of: (1) Ps.63 million in subscriptions billed due to an 82% rise in the number of ADSL users; (2) Ps.4 million in prepaid cards; (3) Ps.4 million in services provided to suppliers of audiotext and toll-free calls; and (4) approximately Ps.10 million in services provided to other suppliers.

Public Phones

Revenues from public phones increased by Ps.9 million or 4.6% to Ps.203 million in 2004 from Ps.194 million in 2003. The increase was due to a 9.4% increase in the average number of lines for public telephony service, principally due to an increase in the number of third-party owned phone booths, partially offset by a decrease in the average traffic per public phone line.

Access Charges

Revenues resulting from network access (interconnection) increased by Ps.68 million or 20.3% to Ps.403 million in 2004 from Ps.335 million in 2003. The increase was due to a 27% increase in interconnection traffic, particularly with mobile telephone companies, partially offset by the recognition of income in 2003 related to pricing agreements executed with the operators.

International Long-Distance Service

Operating revenues from international long-distance service depend on the volume of traffic, the rates charged to Telefónica Argentina’s customers, charges to the other Argentine telecommunications providers that place international calls through Telefónica Argentina’s international network, and the agreed rates charged among foreign telecommunications carriers and correspondents. Payments between carriers are usually made on a net settlement basis. The contribution of net settlements from foreign telecommunications carriers from international services amounted to a loss of approximately Ps.28 million and a loss of Ps.26 million for the fiscal years ended December 31, 2004 and December 31, 2003, respectively.

International long distance service revenues increased by Ps.3 million or 2.9% to Ps.108 million in 2004 from Ps.105 million in 2003. This increase was mainly due to increases of approximately 7% in customers’ outgoing traffic and approximately 20% in incoming traffic from international carriers. These effects were partially offset by a 7% and a 6% decrease in the price to customers and foreign carriers’ average price, respectively.

Direct Lines

Revenues from direct lines increased by Ps.2 million or 2.3% to Ps.88 million in 2004 from Ps.86 million in 2003. This was mainly due to an increase in average prices which depend on the transmission capacity and the distance of lines, offset by a 3.1% decrease in the number of direct digital lines in service.

Other Revenues

Other revenues increased by Ps.30 million or 19.1% to Ps.187 million in 2004 from Ps.157 million in 2003. This increase was mainly due to an increase of approximately Ps.10 million in computer assistance services and invoicing and collections services, and Ps.5 million from other services. Revenues for installation charges increased approximately Ps.13 million. The variation was due to: (a) a 38% increase in line installations, partially offset by a drop in the average price per installation, (b) a 2% increase in public telephone installations and (c) a 286% increase in ADSL installations.

Cost of Services Provided, Administrative and Selling Expenses

Cost of services provided, administrative and selling expenses decreased by 1.4% to Ps.2,532 million in 2004 from Ps.2,567 million in 2003.

The following table shows the breakdown of expenses for the fiscal years ended December 31, 2004 and 2003, net of intercompany transactions. The amounts as of December 31, 2003 have been restated for inflation until February 28, 2003.

	Fiscal Year Ended
	December 31, 2004(2)		December 31, 2003(2)
	(in millions of pesos restated for inflation until February 28, 2003)
Salaries and social security taxes	393	15.5%	347	13.5%
Depreciation and amortization of fixed assets and intangible assets(1)	1,131	44.7%	1,288	50.1%
Fees and payments for services	581	22.9%	499	19.4%
Material consumption and other expenditures	71	2.8%	58	2.3%
Allowance for doubtful accounts	(43)	(1.7%)	(15)	(0.6%)
Taxes other than income tax	182	7.2%	153	6.0%
Management fee	68	2.7%	86	3.4%
Other	149	5.9%	151	5.9%

Total	2,532	100.0%	2,567	100.0%

(1)	Excluding amortization of deferred financing costs and goodwill amortization.

Salaries and Social Security Taxes

Salaries and social security taxes increased by 13.3% or Ps.46 million to Ps.393 million in 2004 from Ps.347 million in 2003. The increase was mainly due to salary increases granted to both unionized and non-unionized employees, both those included and not included in the collective bargaining agreement, and additional non-wage allowances granted in 2004 to unionized employees, including the effect of the agreements between Telefónica Argentina and the unions, which represent the employees governed by collective bargaining agreements that took place in December 2004, slightly offset by a decrease in average headcount to 8,747 in 2004 from 8,867 in 2003.

The productivity index measured as lines in service per employee increased by 3.6% to 494.3 in 2004 from 477.2 in 2003.

Depreciation and Amortization of Fixed Assets and Intangible Assets

Total depreciation and amortization decreased by 12.2% to Ps.1,131 million in 2004 from Ps.1,288 million in 2003. The decrease was mainly due to assets that were no longer depreciated in 2004 because of the end of their useful lives, mainly transmission, switching and radio equipment, partially offset by the depreciation of investments in fixed assets applied during 2004.

Fees and Payments for Services

Fees and payments for services increased by 16.4%, or Ps.82 million, to Ps.581 million in 2004 from Ps.499 million in 2003. This variation was mainly due to increases in the following:

•	fees for technical services and information technology of Ps.7 million mainly due to the increase in the hired capacity with services suppliers;

•	commissions on points of sales outsourced of Ps.10 million mainly due to an increase in Telefónica Argentina’s activity;

•	temporary personnel expenses of Ps.12 million, mainly due to Telefónica Argentina’s increases in the number of temporary employees hired and salary increases required by law;

•	charges for interconnection with other operators of Ps.11 million as a result of renegotiation of contracts which as of June 2003 were still underway, and an increase in consumption during 2004;

•	security, communication and traveling expenses in an amount of Ps.5 million;

•	network maintenance expenses of Ps.16 million, mainly due to an increase in charges for repairs as a consequence of cable theft, an increase in preventive maintenance and an increase in the prices charged by service providers; and

•	advertising expenses in an amount of Ps.28 million due to an increase in mass media advertisement and telemarketing campaigns, and an increase in the average cost of advertising.

These increases were partially offset by a reduction:

•	in property, plant and equipment maintenance and refurbishment expenses of Ps.5 million, mainly due to the completion of the refurbishment works at Telefónica Argentina’s new headquarters in 2003; and

•	consulting expenses in an amount of Ps.3 million.

Material Consumption and Other Expenditures

Costs for material consumption and other expenses increased by 22.4% from Ps.58 million in 2003 to Ps.71 million in 2004. The variation was mainly due to an increase in the maintenance work carried out in Telefónica Argentina’s external plant resulting from an increase in the average number of lines in service (approximately 3.83% for lines in services and 172% for ADSL connections).

Allowance for Doubtful Accounts

The change in the charge of income for the allowance for doubtful accounts can be summarized as follows:

•	in 2004 the allowance for doubtful accounts was of Ps.62 million, compared to Ps.64 million in 2003, representing a decrease of Ps.2 million; and

•	a total recovery from past due collections in 2004 of Ps.105 million included Ps.20 million of collections of customers dropped out on December 31, 2003, compared to Ps.79 million in 2003, representing an increase of Ps.26 million.

These variations resulted from the improved paying capacity of customers as a result of the recovery of the macroeconomic environment in Argentina and the new recoverability plans implemented by Telefónica Argentina.

Taxes other than income tax

Taxes other than income tax increased from Ps.153 million in 2003 to Ps.182 million in 2004. This variation was mainly due to an increase in Telefónica Argentina’s revenues and the taxable base of certain taxes.

Management Fee

Management fees decreased by 20.9% to Ps.68 million in 2004 from Ps.86 million in 2003. This was mainly due to a decrease in the applicable rate (from 9% of gross margin to 4%) since May 2003 as described in Item 4: “Information about the Company-Business Overview-Management Fee”, partially offset by an increase of approximately 5% in the income considered for the calculation of management fees.

Other

The charge to income of other operating costs decreased by 1.3% to Ps.149 million in 2004 from Ps.151 million in 2003. The variation was mainly due to a decrease of Ps.9 million in lease charges as a result of the relocation to Telefónica Argentina’s new headquarters and the expiration of the leases of vehicles. This decrease was partially offset by transportation expenses of Ps.4 million.

Other Expenses, Net

Other expenses, net increased by 91.1% to Ps.130 million in 2004 from Ps.68 million in 2003. The variation was mainly due to an increase in the reserve for contingencies as result of developments during 2004 of pending actions against us, partially offset by a reduction in employee termination charges.

Results of Discontinued Operations

Discontinued operations in 2004 resulted in a loss of Ps.3 million. In 2003 discontinued operations resulted in a gain of Ps.11 million. In 2004 and 2003 the variation was mainly due to the devaluation of the peso.

Financial Gains and Losses

Telefónica Argentina’s gross capitalized interest in fixed assets totaled Ps.8 million in both 2004 and 2003. In 2004, net financial gains and losses amounted to a loss of Ps.604 million, compared to a gain of Ps.272 million in 2003, a change of Ps.876 million. This change was mainly due to the Ps.987 million negative exchange difference resulting from the effect of changes in the exchange rate experienced in both fiscal years, from a gain of Ps.901 million in 2003 due to the appreciation of the peso against foreign currencies and to a loss of Ps.86 million in 2004 due to the devaluation of the peso. In addition, interest and financial charges decreased by Ps.75 million, to a loss of Ps.501 million in 2004 from a loss of Ps.576 million in 2003, due to a decrease in financial payables and a decrease in the interest rate applied to our and Telefónica Argentina’s debt owed TISA, partially offset by a decrease in the interest rate applied to Telefónica Argentina’s customers for payments in arrears.

Net Income/(Loss)

Net income/(loss) decreased from a net income of Ps.280 million in 2003 to a net loss of Ps.184 million in 2004.

Media Business

We look to Telefónica’s global media affiliate, Telefónica Contenidos, to set the business strategy for Atco and AC. We consider our interests in Atco and AC to be passive investments.

On the basis of the Company’s ownership interest in Atco as of December 31, 2005 and 2004 was valued at the original cost restated up to the limit of its estimated recoverable value, due to the fact that, as of such dates, the Company did not have a significative influence in Atco. Consequently, we have maintained our equity interest at nil. See Note 2.5.b to the Holding Annual Financial Statements.

Taxes

Income Tax and Minimum Presumed Income Tax

When there is taxable income, we calculate the income tax charge by applying the legally stipulated tax rate of 35% to the taxable income for the year.

During 1999, Law No. 25,063 provided for the creation of a minimum presumed income tax, in effect for ten fiscal years. This tax is supplementary to income tax, because while the latter is levied on the year’s taxable income, minimum presumed income tax is a tax floor, calculated on the potential income from certain productive assets at a rate of 1% of the value of those assets as of the end of each fiscal year so that our tax liability will be the higher of these two taxes. However, should minimum presumed income tax be higher than income tax in any given fiscal year, the excess may be considered as a prepayment on account of any excess of income tax over minimum presumed income tax that may arise in any of the ten subsequent fiscal years.

Value-Added Tax

VAT does not have a direct impact on our results of operations. VAT rates on revenues are 21%, 27%, 31.5% and 44.15%, depending on the type and tax situation of the customer. The weighted average rate for current customers is between 24% and 26% of revenues. Beginning April 11, 1995, banks must withhold, on behalf of the Argentine government, 8% of revenues on the bills they collect on our behalf. The VAT actually deposited by us is the net amount resulting from the amount billed to customers minus the sum of the amounts withheld by banks and the amounts charged to us by our suppliers in connection with the purchase of goods and services.

Law No. 25,360 allows VAT credits generated by capital assets, depreciable assets or real property acquired after November 1, 2000 to be offset against other national taxes except social security, or their reimbursement to be requested, provided that such credits cannot be offset against VAT obligations arising out of business activities during a year, and on condition that the property of reference is still part of the taxpayer’s assets. Decree No. 493/01 established a 50% reduction of the capital goods VAT rate, and at the same time revoked certain exemptions (leasing of commercial real property and others). Law No. 25,717 as of January 10, 2003 suspended the possibility of compensation or reimbursement for such VAT credits. Law No. 25,988 further extended that suspension to December 31, 2005.

Tax on Bank Checking Account Transactions

Law No. 25,413 (published in the Official Gazette on March 26, 2001), as amended and regulated, established, with certain exceptions, a tax levied on debits and credits on bank accounts maintained at financial institutions located in Argentina and on other transactions that are used as a substitute for the use of bank checking accounts.

The general tax rate is 0.6% for each debit and credit; however, there are increased rates of 1.2% and reduced rates of 0.075%, depending upon certain conditions. Local bank checking accounts are subject to the 0.6% rate.

However, Decree No. 534/04 established that 34% of the tax levied on credits on bank accounts may be taken as a tax credit on income tax, tax on minimum presumed income or value added tax.

Turnover Tax

The rate of the tax on gross revenues depends on the jurisdiction in which revenue is generated and ranges from 2% to 6%.

Province of Buenos Aires Turnover Tax

Law No. 12,727 of the Province of Buenos Aires increased the turnover tax rate by 30% as of July 1, 2001 for taxpayers who in 2000 paid more than Ps.200,000 of such tax. In the case of telephone service, this means raising the rate for the Province of Buenos Aires to 4.55% from 3.5%.

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

Other Taxes

The tax assessed on Telefónica Argentina to finance the activities of the Regulatory Authority is levied on total monthly revenues from us for the provision of telecommunications services, net of any applicable tax on the revenues.

Decree No. 764/2000 approved the Rules for Universal Service which provide a subsidy mechanism for certain customer categories and zones considered to be relatively high-cost for rendering basic telephone service, financed with a special contribution called “investment contribution commitment” of 1% of the revenues obtained from rendering the telecommunications services, net of any applicable tax and automatic deduction provided by the related regulation. The tax is already accruing but the mechanism for receiving the tax amounts by the government and the assigning of subsidies has not yet been implemented by the Argentine government.

A “radioelectric rate” is also paid to the Regulatory Authority every four months in relation to radioelectric stations. We also pay provincial stamp taxes and other provincial and municipal taxes.

Social Security Contributions

As of July 1, 2001, Decree No. 814/01 increased to 16% the social security contributions related to the following subsystems: retirement, family allowance, employment fund and health-care organization for retirees and pensioners. Contributions related to the health-care organizations system were kept at 5%. At the same time, it provided that a percentage of such contributions, which varies depending on the geographic area where the payroll-employee work is performed, be calculated as a VAT credit. The net effect of both measures is zero with respect to the tariffs effective through December 31, 2001.

Law No. 25,453 raised, from August 1, 2001, the above rate from 16% to 20% for companies in the commercial and services sector.

Section 80 of Law No. 25,565 provided for an employer’s contribution of 6% to health plans and a 21% for the employer’s social security contributions related to the following subsystems: retirement, family allowance, employment fund and health care for retirees and pensioners. Decree No. 814/01 allowed a certain percentage of the employer’s contribution to be credited against VAT monthly tax liability.

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

Increases in Allowance Salaries

After the issuance of Decree No. 1273/02, Decrees No. 2,641/02 and 905/03 established the mandatory payment of a monthly non-remuneratory amount of Ps.200 until December 31, 2003 to all the employees falling within the scope of collective bargaining agreements. Decree No. 392/03 increased by Ps.224 the basic salary of employees governed by collective bargaining agreements. The amount of Ps.224 was added to the basic salary of such employees in eight monthly installments of Ps.28 each from July 2003 to February 2004. This Ps.224 increase qualifies as an integral part of the salary and is therefore subject to payments to social security and contributions.

In addition, Decree No. 2005/04 established the mandatory payment of a monthly non-remuneratory amount of Ps.100 beginning on January 1, 2005 for all private employees. It also established an additional monthly remuneratory payment of Ps.60 starting on April 1, 2005 to employees falling under the scope of collective bargaining agreements that we had been paying instead as Ps.50 per month in a non-remuneratory basis as permitted under Decree No. 1,347/03 until March 31, 2005. Decree No. 1,295/05 established the mandatory payment of a monthly remuneratory amount of $120 for all private employees beginning on October 1, 2005 instead of the non-remuneratory amount of $100 stated by the above-mentioned Decree No. 2005/04.

Results of Operations in Accordance with U.S. GAAP

The main differences between net income calculated in accordance with U.S. GAAP and with Argentine GAAP are described in Note 10 to the Holding Annual Financial Statements.

Net (loss) income before extraordinary losses calculated in accordance with U.S. GAAP amounts to a gain of Ps.484 million for the fiscal year ended December 31, 2005, a loss of Ps.23 million for the fiscal year ended December 31, 2004, and a gain of Ps.456 million for the fiscal year ended December 31, 2003.

U.S. GAAP adjustments to net (loss) income mainly relate to the following:

(a)	the reversal of inflation restatement and monetary results on us and our affiliated companies (see Note 10.b.1 to the Holding Annual Financial Statements) of Ps.163 million in 2005, Ps.220 million in 2004 and Ps.222 million in 2003.

(b)	in 2004 and 2003 the adjustments on income of U.S. GAAP’s goodwill depreciation charge related to the investment in controlled companies representing an income of Ps.18 million. See Note 10.b.3 to the Holding Annual Financial Statements.

(c)	the U.S. GAAP adjustments on the ownership interest in related parties (Cointel) amounting to gain of Ps.95 million in 2005 and Ps.39 million in 2004, and a loss of Ps.2 million in 2003.

As a consequence of the voluntary capital stock reduction mentioned in Note 7.2 to the Holding Annual Financial Statements and the acquisition by Telefónica (and subsequent transfer to TISA), as of December 31, 2001, our principal shareholder was TISA, which owned 99.96% of our capital stock. Under U.S. GAAP, and as substantially all of our common stock was acquired by Telefónica, the purchase price was “pushed down” to the Holding Annual Financial Statements. Push down accounting is not a generally accepted accounting principle under Argentine GAAP. As a result of Telefónica’s acquisition of the 80.9% equity interest in us, which purchase price substantially amounted Ps.2.2 billion, and the voluntary capital stock reduction, we booked an adjustment of Ps.1.6 billion substantially corresponding to goodwill.

B.	Liquidity and Capital Resources.

As of December 31, 2005, our total liabilities amounted to Ps.67 million, which consist of Ps.23 million in negotiable obligations (including interests accrued as of that date), Ps.39 million of payables to Section 33 Companies and Ps.5 million in tax liabilities, other payables and short-term accounts payable.

As of December 31, 2005, Telefónica’s current assets were lower than its current liabilities by Ps.17 million. Telefónica’s current liabilities as of December 2005 included approximately Ps.39 million (U.S.$13 million) of debt owed to our controlling company.

Historically, we have funded our financing requirements principally through cash dividends from Cointel, other income relating to Section 33 Companies, proceeds from disposing of our ownership interests and other assets, and different kind of borrowings.

Our principal source of cash has traditionally been dividends paid to us by Cointel, which paid to its shareholders an aggregate of Ps.1,452 million (at historical values) in cash and in-kind dividends from January 1, 1994 through December 31, 2001. Cointel did not pay dividends during the years ended December 31, 2005, 2004, 2003 and 2002. Cointel’s principal source of cash revenues is the cash dividends paid to it by Telefónica Argentina. Telefónica Argentina paid Cointel an aggregate of Ps.1,190 million (at historical values) in cash dividends from January 1, 1994 through December 31, 2001. Telefónica Argentina did not pay dividends during the years ended December 31, 2005, 2004, 2003 and 2002.

In 1997 we began receiving income under the Telefónica Holding Advisory Agreement with TESA Arg. mentioned in Note 5.c.(i) to the Holding Annual Financial Statements. During 2005 and 2004, we received Ps.38 million and Ps.42 million, respectively.

We use our funds mainly to pay interest on our financial debt and negotiable obligations. Moreover, during 2005, 2004, 2003 and 2002, we did not pay dividends.

On February 12, 2001, we received a loan from TISA in the amount of U.S.$530.1 million, which accrued interest at LIBOR plus 2.25% per annum (the “differential”) for a term of one month, renewable automatically on a monthly basis unless the parties notify each other in writing, at least three days before due date, that they do not intend to renew the Agreement. TISA was entitled to modify the differential provided it notified us in writing of this decision at least three business days before the end of each interest period. The funds loaned by TISA were used to partially repurchase our negotiable obligations (see Note 9 to the Holding Annual Financial Statements). Subsequently, on February 14, 2001, we made an early partial repayment to TISA of this loan for an amount of U.S.$37.9 million.

Through various amendments during the year 2004, we and TISA agreed that the interest payment will be semiannual and set the differential for the interest period would be 5.5% nominal per annum, which has remained unchanged since then. The loan agreement was modified by eliminating the clause that stipulated its early termination in case of restrictions that could limit our capacity to make payments to TISA under the agreement. On February 15, 2005, the special shareholders’ meeting approved the increase of the capital stock, for an amount of up to Ps.2,046 million, ratified the capital stock increase of Ps.2 million approved by the shareholders’ meeting of December 16, 2004 and delegated to our Board of Directors the setting of the final amount and other issuance conditions of such capital stock increase. The capital increase can be subscribed with (i) the partial capitalization of the loan held by TISA with us, (ii) the irrevocable capital contributions of TISA for future share subscriptions of Ps.2 million or (iii) cash. In this regard, in this special shareholders’ meeting, TISA expressed its intention to partially capitalize its loan for an amount of Ps.1,785 million. Such increase of capital was approved by the CNV in its Resolution N° 15,113 dated July 14, 2005 and by the BCBA on August 3, 2005, and for such reason, our Board of Directors at its meeting dated August 19, 2005 approved the opening of the preemptive subscription period for a term of 30 days, which expired on October 4, 2005. On October 6, 2005, the Board of Directors fixed the final amount of the capital increase at Ps.1,787 million

Class “B” common shares, which were fully subscribed and paid in as of such date; consequently, our stock capital was increased from Ps.405 million to Ps.2,192 million.

As a result of this capital stock increase, we have reversed our negative shareholders’ equity situation; therefore, we are no longer under the conditions of item 5 of Section 94 of the Law No. 19,550.

Notwithstanding the reversal of our negative shareholders’ equity situation, we are still subject to Section 206 of Law No. 19,550 because our cumulative losses exceed reserves and 50% of the capital stock. This situation was discussed at the General and Special Shareholders’ Meeting held on April 28, 2005. The shareholders, together with our Board of Directors, will take the necessary steps to address this situation.

Additionally, on June 17, 2005, we cancelled U.S.$7 million of the TISA loan which was not capitalized and as a result, as of December 31, 2005 the outstanding principal related to TISA’s loan, after the capitalization plan and cancellations, amounted to U.S.$13 million (equivalent to Ps.38 million as of December 31, 2005). In connection with the above-mentioned loan, we have assumed certain commitments, mainly involving limitations on the sale of assets, limitations on liens of certain assets, limitations on us or any of our affiliates becoming a party in merger or spin-off operations, with certain exceptions. In addition, the loan shall forthwith become due and payable: (1) upon our default on any of the commitments assumed under the loan agreement, (2) in the event of any change in our controlling shareholder, (3) if we or our affiliates are unable to comply with our respective obligations, (4) changes in our main business activity, (5) if any of our affiliates loses the government licenses obtained, and (6) if there are changes in our equity, economic and financial situation that due to their adverse nature may affect our ability to comply with the obligations assumed in the agreement or if there are restrictions that may limit our ability to repay its debts.

In relation to the loans mentioned above, TISA has advised us that, until the maturity of the loans, it will waive all acceleration events as defined in the agreements. Specifically, the above-mentioned loan agreements provide for acceleration in the event certain court or out-of-court proceedings are filed for an amount in excess of a certain percentage of our net equity or that of any relevant affiliate. We obtained a waiver of such acceleration provisions until the maturity of the loan.

We are also evaluating Cointel’s financing needs taking into account the Argentine economic situation and the current difficulties in accessing credit and will make our best efforts to provide Cointel with such financing, directly or indirectly, subject to our own fund availability, which depends on the evolution of the issues affecting our financial situation. See Note 2.5.b to the Holding Annual Financial Statements.

Foreign-Denominated Debt and Investments

As of December 31, 2005, our total liabilities amount to Ps.67 million, which consist of Ps.23 million in negotiable obligations (including interest accrued as of that date), Ps.39 million of payables to Section 33 companies and Ps.5 million in tax liabilities, other payables and short-term accounts payable.

As of December 31, 2005, our cash and cash equivalents amounted approximately to nil.

Debt

We had outstanding as of December 31, 2005 the following indebtedness:

•	U.S.$13 million in a short-term intercompany loan with TISA (including interest);

•	9.75% Notes due 2007 totaling approximately U.S.$8 million; and

•	Other payables totaling U.S.$1 million.

Cointel had outstanding as of December 31, 2005 the following unconsolidated indebtedness and preferred stock:

•	Ps.47 million (originally in U.S. dollars and pesified by the Public Emergency Law, plus the adjustment of the CER) in preferred capital stock and Ps.13.9 million in accumulated unpaid but not due preferred dividends; and

•	U.S.$538 million in short-term intercompany loans with TISA (including interest).

Telefónica Argentina had outstanding as of December 31, 2005 the following short-term consolidated indebtedness:

•	banks and other financial institutions financing totaling the equivalent of U.S.$14 million;

•	banks and other financial institutions financing totaling Ps.5 million;

•	8.00% Notes due February 2006 totaling Ps.103.9 million (this negotiable obligation was fully repaid at its maturity date);

•	U.S.$13 million in an intercompany loan owed to TISA due in December 2006;

•	9.875% Notes due 2006 totaling U.S.$71.4 million; and

•	BADLAR plus 2.40% Notes due April 2006 totaling Ps.65.2 million.

Telefónica Argentina had outstanding as of December 31, 2005 the following long-term indebtedness:

•	9.125% Notes due 2008 totaling U.S.$125.6 million;

•	11.875% Notes due 2007 totaling U.S.$189.7 million;

•	ENCUESTA plus 2.50% Notes due 2007 totaling Ps.$50 million;

•	9.125% Notes due 2010 totaling U.S.$212.5 million;

•	8.85% Notes due 2011 totaling U.S.$134.6 million;

•	8.85% Notes due 2011 totaling U.S.$0.03 million which were converted into U.S. dollars in August 2004; and

•	banks and other financial institutions financing totaling the equivalent of U.S.$60 million.

As of December 31, 2003 Telefónica Argentina’s bank and financial debt in foreign currency were in terms of U.S. dollars to the equivalent of U.S.$1,504 million or Ps.4,406 million. As of December 31, 2004 Telefónica Argentina’s debt in foreign currency had decreased in terms of U.S. dollars to the equivalent of U.S.$1,034 million, and decreased in terms of pesos to Ps.3,079 million. As of December 31, 2005 Telefónica Argentina’s debt in foreign currency had decreased in terms of U.S. dollars to the equivalent of U.S.$833 million, and decreased in terms of pesos to Ps.2,527 million. As of December 31, 2005, Telefónica Argentina’s current assets were lower than its current liabilities by Ps.570 million. Telefónica Argentina’s current liabilities include U.S.$13 million (3%) of debt owed to TISA.

Telefónica Argentina’s long-term debt from major financial institutions is in the amount of Ps.175 million as of December 31, 2005. These funds were borrowed under terms and conditions customary in these kind of transactions, which generally impose limitations on granting security interests on its assets or on present or future revenues, other than certain permitted encumbrances or unless certain predetermined conditions are met.

Additionally, Telefónica Argentina uses other long-term bank credit lines to finance imports from different commercial banks.

Exchange of Notes

On May 19, 2003, Telefónica Argentina’s Board of Directors approved offers to exchange the then outstanding notes issued by Telefónica Argentina and by Cointel for new notes issued by Telefónica Argentina plus a cash payment. At a shareholders’ meeting held on June 26, 2003, Telefónica Argentina approved the issuance of new notes to be issued pursuant to the exchange offers.

Offer to Exchange Telefónica Argentina’s Notes

Telefónica Argentina’s notes included in the exchange offer were those issued in November 1994 for a principal amount of U.S.$300 million which were due in November 2004 and those issued in May 1998 for a principal outstanding amount of U.S.$368.5 million due in May 2008.

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

Offer to Exchange Cointel’s Notes

Cointel’s 8.85% Series A notes due 2004 for U.S.$225 million and Series B notes due 2004 for Ps.175 million, both issued in July 1997, were included in the exchange offer.

On August 7, 2003, Telefónica Argentina issued U.S.$148.1 million of 8.85% notes due 2011, in exchange for Cointel’s Series A and Series B notes. In addition, in exchange for Cointel’s Series B notes, Telefónica Argentina issued Ps.0.1 million of peso-denominated 10.375% notes due 2011, which on August 1, 2004 were converted into U.S. dollar denominated notes and started to accrue interest at an annual rate of 8.85%. They now have an outstanding principal nominal amount of U.S.$0.03 million. Additionally, Telefónica Argentina transferred Cointel’s notes acquired in this exchange offer to TISA, thus reducing Telefónica Argentina’s short-term financial debt with TISA in the amount of U.S.$174 million.

Related Party Indebtedness

As of December 31, 2005, Cointel and Telefónica Argentina on a consolidated basis owed approximately Ps.1,670 million (U.S.$551 million) to TISA, which matures substantially in December 2006. On an unconsolidated basis Cointel owed the equivalent of Ps.1,632 million (approximately U.S.$538 million, of which U.S.$520.40 corresponds to the principal amount and approximately U.S.$18 million relates to accrued interests). Cointel’s principal debt includes two loans that amounted to U.S.$103 million and U.S.$171.4 million, respectively that were used in order to cancel its negotiable obligations. These loans accrued interest at LIBOR plus a 5.5% per annum for a term of six months.

During 2005, most of Cointel’s debt with TISA has been rolled over on a semi-annual basis. These and Telefónica Argentina’s agreements established the usual commitments for these kind of transactions, including (1) requiring that such debt will be pari passu with all of Cointel’s and Telefónica Argentina’s other debt, (2) establishing that the creditor may accelerate the debt if there are changes in Cointel’s or Telefónica Argentina’s equity, economic and financial situation that due to their adverse nature may affect Cointel’s or Telefónica Argentina’s capacity to comply with the obligations assumed in the agreements or if there are restrictions that may limit Telefónica Argentina’s or Cointel’s capacity to repay Cointel’s or Telefónica Argentina’s debts, (3) giving the creditor the benefit of any financial covenant that Cointel or Telefónica Argentina has with any other creditor, (4) allowing the creditor to make assignments, and (5) including acceleration clauses that would be triggered in the event of certain court or out-of-court proceedings being initiated against Cointel or any of Cointel’s material subsidiaries in connection with claims exceeding a certain percentage of Cointel’s shareholders’ equity or of one of its material subsidiaries. Cointel has obtained a waiver in respect of procedures of this nature that were pending against them up to December 31, 2006 subject to the condition that no other debt would be accelerated on similar grounds.

Telefónica Argentina has obtained a waiver in respect of procedures of this nature that were pending against it up to the maturity of the loan subject to the condition that no other debt would be accelerated on similar grounds.

During the fiscal year ended December 31, 2005, Cointel and TISA executed an amendment to certain loan agreements whereby they agreed that TISA could determine, prior written notice, the conversion into principal of accrued interest as of each due date. During the fiscal year ended December 31, 2005, interest converted into principal under the above-mentioned loans amounted to U.S.$39 million.

TISA has advised Cointel in writing, that until December 31, 2006, it waives certain covenant defaults subject to certain conditions and that it will not accelerate Cointel’s loans on the basis of the effects of the Public Emergency Law. This waiver does not constitute a roll over through the date of the waiver. Regarding the maximum term provided by the above-mentioned waiver, as of December 31, 2005, Cointel has classified as current liabilities, maturing in equal annual consecutive installments until July 31, 2007, loans of an amount equal to U.S.$334 million (equivalent of Ps.1,009 million at the exchange rate in effect on December 31, 2005), whose original maturity date was noncurrent.

On May 20, 2003, Telefónica Argentina and TISA entered into an agreement whereby the former immediately assigned to TISA title to and all credit rights arising from Cointel’s notes acquired by Telefónica Argentina under the offer to exchange Telefónica Argentina and Cointel notes upon consummation of the offer to exchange Cointel’s notes for Telefónica Argentina’s new notes described in Note 7.3.1.b to the Cointel Consolidated Annual Financial Statements, with the notes being immediately and unconditionally accepted by TISA. Simultaneously with this assignment, TISA settled a portion of Telefónica Argentina’s financial debt (principal) to TISA as of that date. Consequently, after the agreement described above, TISA became the main holder of Cointel’s negotiable obligations. See Note 7.3.3 to the Cointel Consolidated Annual Financial Statements. During the fiscal year ended December 2004, the mentioned negotiable obligations were cancelled by Cointel Consolidated Annual Financial Statements with new intercompany loans.

Capital Expenditures

For a discussion of Telefónica Argentina’s capital expenditures, see Item 4: “Information on the Company— Business Overview—Capital Expenditures.”

On January 3, 2005, Telefónica Argentina assumed all of Telinver’s (its former wholly owned subsidiary) debt in an amount of U.S.$39.2 million, corresponding to Telinver’s total indebtedness to TISA, which expressly consented to the assignment of such debt by Telinver to Telefónica Argentina. In addition, TISA agreed to reduce the interest rate of that debt from LIBOR plus 9% to LIBOR plus 4.5%. In consideration for Telefónica Argentina’s assumption of the debt, Telinver entered into two loan agreements in pesos with it in the amounts of Ps.71.5 million and Ps.45 million, respectively. Subsequently, at Telinver’s Extraordinary Shareholders’ Meeting on February 14, 2005, Telefónica Argentina, as the controlling shareholder of Telinver, approved a capital stock increase equivalent to Ps.71.5 million. These shares were given to Telefónica Argentina as payment to the first loan agreement mentioned in the previous paragraph. The remaining debt of Ps.45 million after the capitalization mentioned above is to be repaid by Telinver in eight semi-annual installments and at an 11% annual nominal interest rate. The outstanding balance of this loan is Ps. 34 million as of December 31, 2005.

Exposure to Foreign Exchange Rates

Our foreign currency financial and bank payables as of December 31, 2005 amounted to approximately U.S. $21 million (approximately Ps.62 million).

Cointel’s consolidated foreign currency financial and bank payables as of December 31, 2005 amounted to approximately U.S.$1.3 billion (approximately Ps.3.9 billion), 17 million euro (approximately Ps.67 million), and 5.8 billion Japanese yen (approximately Ps.148 million).

Telefónica Argentina’s financial and bank payables in foreign currency as of December 31, 2005 amounted to approximately U.S.$764 million (approximately Ps.2,317 million), 17 million euro (approximately Ps.67 million), and 5.8 billion Japanese yen (approximately Ps.148 million). Telefónica Argentina has entered into a currency swap agreement in respect of the 5.8 billion Japanese yen-denominated bank payables. As of December 31, 2005, Telefónica Argentina also had the equivalent of approximately Ps.157 million of trade and other payables denominated in foreign currencies. Approximately Ps.338 million of Telefónica Argentina’s current receivables and investments are denominated in foreign currency.

Credit Ratings

On January 21, 2002, the Standard & Poor’s credit rating agency downgraded our foreign currency credit rating, and many other Argentine companies’ ratings, to “SD” or “selective default.” This revision reflected Standard and Poor’s view that these companies, including us, will find it “impossible” to meet some of their foreign currency obligations in a timely manner, due to sovereign-induced constraints prevailing at that time. On May 30, 2002, Moody’s downgraded our long-term foreign currency debt ratings to “Ca” after the announcement of our bond exchange.

Although both Standard & Poor’s and Fitch have lowered our foreign currency credit ratings based on the increased refinancing risk after the devaluation of the Argentine peso, the government-mandated pesification and freezing of Telefónica Argentina’s tariffs, and the harsh macroeconomic conditions in Argentina, since the end of 2003, both agencies increased our ratings as a consequence of Telefónica Argentina’s new maturity profile after the consummation of the exchange offers. In 2005, Standard and Poor’s increased our rating in March and November based both on the strengthening of economic conditions in Argentina in 2004 and 2005, and on improvements in Telefónica Argentina’s operating and financial performance. Fitch’s latest increase of our ratings took place in July 2005, due to Telefónica Argentina’s strong market position, its improved financial profile and TISA’s historical support.

Telefónica Argentina notes are currently rated “B-” and “raBBB+” under Standard & Poor’s global and national scales, respectively. The notes are also currently rated “A-” and “B” by Fitch under its national and international scales, respectively.

Telefónica Argentina notes issued during 2004 and in February 2005 under our local program are rated “A2” for short-term debt by Fitch under its national scale and “A-” for the long-term debt. Both ratings reflect Fitch’s view that we have an adequate capacity to meet our obligations in a timely manner in comparison with other issuers of Argentina.

C.	Research and Development, Patents and Licenses.

We did not incur any material research and development expenses for 2005, 2004, and 2003. We hold no material patents and do not license to others any of our intellectual property. In connection with our provision of telecommunication services, we plan to develop infrastructure based upon present and projected future demand of such services. We acquire the necessary technology, including equipment, from third parties.

D.	Trend Information.

During 2004 and 2005, the telecommunications industry continued to adapt itself to the changes occurred since the beginning of 2002. The companies reacted to the new scenario by carrying out liability restructurings, mergers and acquisitions among others. Despite cash flow constraints, the existing installed capacity generated a level of competition that affected the raise of prices in the industry.

Given these changes, Telefónica Argentina has following management priorities for the short- and medium-term in order to maintain its vision “to be Argentina’s most admired company in terms of personnel enthusiasm, customer satisfaction and contribution to the country’s development”:

•	further strengthening the traditional fixed telephony business by increasing the number of residential customers;

•	continuing to tap the Internet’s growth opportunities by forerunning broadband (ADSL) development, considered to be the main growth leverage for the residential segment. In the coming years Telefónica Argentina will implement a plan for growth that will allow it to maintain leadership in the access market in the areas it serves, maintaining quality and service standards comparable to the most developed markets around the world, with the aim of reaching one million ADSL customers in 2008;

•	consolidating its position as a comprehensive supplier for corporate customers, i.e., shifting from a vision focused on product development to a vision focused on the development of integrated offerings tailored to the needs of each segment;

•	applying selective criteria to expenditures and investment projects;

•	continuing with adequate cash management;

•	honoring assumed commitments;

•	encouraging its conversion into an organization focused on, and committed to, the customer; and

•	confirming its commitment to Argentina’s growth and capitalizing on the opportunities resulting from such growth.

In connection with the regulations governing the supply of telecommunication services, at present there are several legislative initiatives in the form of bills including:

1)	a bill for establishing the National Regime of Utilities (“the Bill”). This bill defines public services as a kind of service that is supplied by the public administration either directly or indirectly to satisfy a public interest necessity, and provides that the National Government has exclusive authority to supply public services by itself or through third parties.

The bill seeks to introduce substantial changes in the regulatory framework under which Telefónica Argentina currently supplies its services. Should it be finally enacted, it might be applicable to the renegotiation of public service contracts. The bill includes provisions on the supply of services by private providers, always in the form of concessions, licenses or permits for specific terms, and establishes that the assets assigned to supply the services must be transferred to the State upon the expiration of such term. At present, Telefónica Argentina renders its services under a perpetual license and has title to the assets assigned to supply the services.

In addition, although the bill states that rates must give the service provider the chance to obtain a reasonable return on invested capital, it grants certain powers to the State that in practice could affect significant aspects such as rates (revenues) and service supply conditions besides allowing the State to impose investment obligations, the requirement that the private service provider must assume a portion of the cost of preferential rates charged to certain categories of users, to “rescue” the supply of service for public interest reasons without any default in payment of its obligations by the supplier.

2)	a bill that changes the treatment to be given to customers in arrears that was approved by the Senate on October 21, 2004. This Proposal establishes that before the payment demand is sent to the customer in arrears, the public service supplier company must invite the customer to a mediation instance aimed at determining the actual difficulty to pay the service and giving the customer the possibility of exercising his right to be heard. At such session a payment schedule will be established without imposition for that time only of default interest if the payment is agreed upon and documented in such opportunities.

Pursuant to the Memorandum of Understanding 2006, the PEN has undertaken to make efforts to establish in the future a stable legal framework allowing to regulate the activities in the sector. To that end, it will send a bill of proposed legislation to the Legislative Power which will include the following minimum contents:

•	Assurance of a stable and effective regulatory framework applicable to the industry;

•	Maintenance and assurance of legal stability for the benefit of service development;

•	Strengthening of the Nation’s common good;

•	Assurance of adequate service provision;

•	Assurance of effective protection for the rights of users and consumers;

•	Incentives for the involvement of the private sector in telecommunications;

•	Promotion of sustainable technological evolution in the sector with a view to fixed and wireless connectivity;

•	Development of the Argentine telecommunications industry;

•	Promotion of job creation;

•	Promotion of investment commitments that guarantee sustainable development in telecommunications infrastructures based on respect for the principle of technological freedom and;

•	Establishment of an equal treatment for all providers.

Telefónica Argentina is unable to foresee if, in the future, the legislative bills or other regulations to be proposed will be finally enacted into laws or if they will become part of the regulatory framework that governs its activities or whether they will be enacted as currently drafted or in any other way that could have higher or lesser effect on the conditions and framework under which we currently operate.

As from the second half of 2003 there has been an improvement in the macroeconomy, including stabilization of the peso with respect to the U.S. dollar. Although in 2005 retail prices already recorded an accumulated increase of 12.3%, it is a priority issue deserving the Government’s special attention in order to keep such index under control. In particular, Telefónica Argentina expects that the outcome of the renegotiations of the agreement with the Argentine Government, and how the government will regulate tariffs, may have a material effect on the results of its operations in future years accompanying the macroeconomic situation in Argentina, including inflation, devaluation and unemployment.

In particular, Telefónica Argentina’s results of operations are very sensitive to changes in the peso/ U.S. dollar exchange rate because its primary assets and revenues are denominated in pesos while 64% all of its liabilities are denominated in U.S. dollars.

Telefónica Argentina’s current long-term business strategy is to maintain and enhance its position in Argentina’s competitive telecommunications market. The implementation of this strategy involves the introduction of service offerings in new geographic areas, improving and expanding the services in the markets it currently serves and its continuous development as a provider of telecommunications services for corporate and residential customers, among other aspects.

In the long term, Telefónica Argentina intends to continue to solidify its position as the leading provider of integrated business solutions in Argentina by providing a full range of services including voice, value added services, and particularly in ADSL, and other high-technology products for corporate users of various sizes through different marketing channels. Telefónica Argentina also intends to continue to invest substantial resources and expects investments in 2006 to be in the region of Ps.500 million, both in traditional service and ADSL as well as in training and personnel development and in incentive programs to reduce costs and improve efficiency.

Telefónica Argentina believes that the implementation of these short- and long-term business strategies, hand in hand with the current stability in Argentina’s economic situation, will continue having a positive impact on the competitiveness of its telecommunications activities, and will help to reduce the adverse effects of growing competition.

See “—Factors Affecting Our Results of Operations—Effects on Our Results of Operations and Liquidity in Future Periods” above.

E.	Off-balance sheet arrangements.

As of the date of this Annual Report we have no off-balance sheet arrangements.

F.	Tabular disclosure of contractual obligations.

The following table represents a summary of our contractual obligations:

	Payments due by period in millions of pesos
	Total	less than 1 year	1-3 years	3-5 years	more than 5 years
Contractual Obligations
Short-Term and Long-Term Debt Obligations(1)	67	44	23	—	—
Total	67	44	23	—	—

(1)	Includes only bank and financial debt obligations.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management.

Our policies are established by our Board of Directors, which may consist of 3 to 11 members, and currently consists of 5 directors and 4 alternate directors. In accordance with our bylaws (Estatutos Sociales), each director is elected by the shareholders for one fiscal year (or until his successor is elected and qualified). The shareholders may elect alternate directors who replace the principal directors in the event that any vacancies arise. We also have a Comisión Fiscalizadora (“Supervisory Committee”), which is responsible for monitoring our management, and which may consist of three to five members known as statutory auditors (síndicos) as well as three alternate statutory auditors appointed annually by the shareholders.

Board of Directors

The current Board of Directors is made up of 5 directors and 3 alternate directors. The bylaws require that the Board of Directors shall consist of between 3 and 11 directors. Members of the Board of Directors are appointed by the general meeting of shareholders and are elected for a period of one fiscal year, at the end of which they may be re-elected or replaced.

The following is a list of the members of the Board of Directors and the Secretary to the Board of Directors as of the date of this Annual Report:

Name	Position	Date of Appointment	Appointing Affiliate
José María Álvarez-Pallete López	Chairman	2002	TISA
Mario Eduardo Vázquez	Vice Chairman	2003	TISA
Juan Ignacio López Basavilbaso	Director	2003	TISA
Víctor José Díaz Bobillo	Director	2004	Independent
Ernesto Jaime Ferrer	Director	2005	Independent
Jaime Urquijo Chacón	Alternate Director	2001	TISA
Manuel Alfredo Alvarez Trongé	Alternate Director	2005	TISA
Carolina Sigwald	Alternate Director	2004	Independent
Alejandro Pinedo	Alternate Director and	2006	TISA
	Secretary to the Board of Directors	2005	Not applicable

The Board of Directors appoints the Secretary. Three of our appointed directors are “independent” as that term is defined under Section 301 of the Sarbanes-Oxley Act and Resolution No. 368 of the CNV. Under such resolution a director is not independent if any of the following applies:

a)	He/she is a director of the board or personnel of the shareholders having “significant participation” in the issuer or other companies where these shareholders have a direct or indirect “significant participation” or where these shareholders have a significant influence.

b)	He/she is related to the issuer because he/she reports to it or was related to it in the past THREE (3) years.

c)	He/she has a professional relation or belongs to a professional corporation or association providing professional services to, or receives remuneration or fees (other than those related to his/her board’s role) from the issuer or shareholders having a direct or indirect “significant participation” or significant influence or with other companies where they also have a direct or indirect “significant participation” or a significant influence.

d)	He/she has, directly or indirectly, a “significant participation” in the issuer or a company having a “significant participation” or significant influence on the latter.

e)	He/she directly or indirectly sells or provides goods or services to the issuer or shareholders of the latter having a direct or indirect “significant participation” or significant influence for amounts significantly higher than those received as remuneration for his/her roles as a board member.

f)	He/she is the spouse, family up to the fourth degree of consanguinity or second degree of affinity of individuals who, if they were members of the board, would not meet the independent requirement set forth by these Rules.

In all cases, references to “significant participation” contained herein shall refer to any such persons holding shares representing at least thirty five percent (35%) of the capital stock, or a lower percentage where they were entitled to appoint one or more directors by class of share or had agreements relative to the corporate governance and management of the relevant company or controlling company. Likewise, the guidelines set forth in the professional accounting rules shall be considered for defining “significant influence.”

José María Álvarez Pallete López, 42, is the Chairman of our Board of Directors and a Spanish citizen. He holds a degree in business administration from the Universidad Complutense of Madrid; he also studied Business Administration at the Université Libre of Belgium. He joined Telefónica in February 1999 as CFO of TISA. In September 1999, he became Corporate Chief Financial Officer at Telefónica. Since July 2002, he has been the CEO of TISA. In October 2005, he earned an Advanced Study Diploma (Diploma de Estudios Avanzados—DEA) from the Finance and Accounting faculty at the Universidad Complutense de Madrid.

Mario Eduardo Vázquez, 70, is our Vice-Chairman of our Board of Directors and the President of Telefónica Argentina since June 6th, 2003. He was born in Argentina, graduated as an accountant and holds a degree in Economics. For 33 years, he practiced at Pistrelli, Díaz y Asociados, the member firm of Arthur Andersen & Co. in Argentina, where he was an associate partner for 23 years and was responsible for operations in Argentina for 20 years. He had an active participation in the reform of the Argentine public administration, the deregulation of the economy and the privatization of YPF S.A. and the telephone, gas and water public utilities.

Víctor José Díaz Bobillo, 45, is a member of our Board of Directors and an Argentine citizen. He obtained his law degree from the University of Buenos Aires in 1983. He is a partner in Díaz Bobillo, Richard & Sigwald. He is also a director of Minera Andacollo Gold S.A., Argforus S.A., Laborum.com Argentina S.A. and Graham Packaging Argentina S.A. He is also statutory auditor of Gener Argentina S.A. and Energen S.A. He was a member of our and Transportadora de Gas del Sur S.A.’s audit committees. He has served as Vice-President of Central Puerto S.A. and as a director of Gassur S.A. and Central Neuquén S.A.

Ernesto Jaime Ferrer, 60, is a member of our Board of Directors and an Argentine citizen. He obtained his degree as an electromechanical engineer at the National University of Cuyo. He also holds a postgraduate degree from the Harvard Business School (PMD). He started his professional career at Schlumberger, in the oil industry, and then at the IMPSA Group, where he was General Manager and Member of the Board. He also worked as CEO in Austral Líneas Aéreas and as Director of Strategic Planning in Aerolíneas Argentinas, both airline companies. Later he developed his career as CEO of the Telefé Group (TV station Telefe, Radio Continental and Produfé). He then became Director of Special Projects for the Sociedad Comercial del Plata Group, working for companies like SCP, CPC, Agar Cross, Aguas Argentinas, Aguas de Córdoba, Ferroexpreso Pampeano and Millicom. During his career he was part of number of Boards of Directors, among others: Ferrocarriles BAP, Mesopotámico and Ferroexpreso Pampeano, IMPSAT, Austral, Aguas Argentinas, Aguas de Córdoba and Aguas de Santa Fe; Aguas del Illimani, in Bolivia; CPC, Agar Cross, Millicom and CTI. Currently he is the Executive Director of IDEA, the

largest Business Organization of Argentina and a member of the Executive Committee of the Argentinean Institute for the Organizations Government (IAGO).

Juan Ignacio López Basavilbaso, 51, is a member of our Board of Directors and an Argentine citizen. He is an engineer and holds a business postgraduate degree from the University of California at Berkeley. He joined the Finance Department of Telefónica Argentina in 1990, and was responsible for financial planning and capital markets until the end of 1994. He later served as International Businesses Director of Telintar and acted as advisor to the general manager of Multicanal. He was appointed Finance Director of Telefónica Argentina in April 1998, and since 1999 he has been Telefónica Argentina’s Chief Financial Officer. Before joining Telefónica Argentina, he worked in the corporate banking department of Citibank in Buenos Aires. Since March 2006, he is the Finance And Operation Management Vice-President, CFO, and member of the Board of Directors of Telefónica Argentina.

Manuel Alfredo Alvarez Trongé, 48, is an alternate member of our Board of Directors, an Argentine citizen and a lawyer who graduated with Honors from the Universidad de Buenos Aires. He is an expert in Corporate Law with degrees from King’s College, (U.K.), Harvard and Michigan Universities (U.S.A.), and Universidad de la Empresa and Austral in Argentina. In 1990 he joined the Perez Companc Group in Argentina as Legal Manager for the petrochemical division, and in 1995 was promoted to Legal Manager of the Oil & Gas Division. In October 2002 he joined Telefónica in Argentina as General Counsel until October 2005 when he was promoted to his present position in Madrid as General Counsel (Secretario General) of TISA. He has been appointed professor at the Buenos Aires University and Argentine Catholic University (UCA), amongst others. He is a former Arbitrator of American Arbitration Association (AAA, New York) and former President of the Corporate Committee of the Colegio de Abogados of Buenos Aires. He is the author of 2 books and has published more than 50 articles in newspapers and legal publications.

Carolina Sigwald, 38, is an alternate member of our Board of Directors. She obtained her law degree at the University of Buenos Aires in 1992. She started her professional career that same year as a member of the legal department of Central Puerto S.A., an electrical generation company, dedicating herself principally to providing legal advice to the head of finance of the company. In 1996 she joined the corporate finance department of Chadbourne & Park LLP in New York, where she specialized in capital markets and debt restructuring. From 1997 to 1998 she was a project attorney in the legal department of the International Development Bank in Washington D.C., where she concentrated on financing projects for Latin American companies. Since 1998 she has been a partner in Díaz Bobillo, Richard & Sigwald, concentrating on corporate and financial law. She is currently a director and member of our and Transportadora de Gas del Sur S.A.’s audit committees, as well as a statutory auditor of Gener Argentina S.A., Energen S.A., TermoAndes S.A., and InterAndes S.A. and an alternate director of Supertap S.A. and Heidrick & Struggles S.A.

Jaime Urquijo Chacón, 74, is an alternate member of our Board of Directors and a Spanish citizen. He is an engineer who completed his studies in economics and agriculture in the United States of America. He was secretary general, general director and president of Energía e Industrias Aragonesas S.A., an electrochemical company belonging to Banco Urquijo Group. Moreover, he was the founder of Desarrollo Químico Industrial, S.A. (DEQUISA), company engaged in chemical manufacture. He was advisor of Banco Urquijo and founded several companies related thereto. He was also advisor of Tabacalera, S.A.

Alejandro Pinedo, 43 years of age, of Argentine nationality. He is the Secretary to the Board of Directors and Alternate Director of the Corporation. He is a lawyer, and a graduate of the University of Buenos Aires. He has a Masters in Administrative Law from the Universidad Austral. From November 2005 to the present date he has held the position of Corporate Secretary General in Telefónica de Argentina S.A., a company of the Telefónica Group in Argentina. Since April 21, 2006 he has held the position of Substitute Director and Secretary of the Board of COINTEL, Substitute Director and Secretary of the Board of Telefónica Holding de Argentina S.A., Substitute Director of Telinver S.A., Substitute Director and Secretary of the Board of DATA, Substitute Director and Secretary of the Board of Telefónica International Wholesale Services, Secretary of the Board of T-Gestiona, and Incumbent Director of TERRA (all companies pertaining to the Telefónica Group in Argentina). He has also held posts in the following companies: Telefónica de Argentina S.A., where he was Director of Corporate Regulatory Legal Affairs; Pecom Energía S.A., where he was Legal Manager of Petróleo y Gas; Estudio Pérez Alati, Grondona, Benites, Arntsen & Martinez de Hoz; Estudio Basílico, Fernández Madero & Duggan; and Federal Administrative Litigation National Court in First Instance No. 1.

Other Positions Held

The following table lists the positions that the members of our Board of Directors, the Secretary to the Board of Directors and the members of our Supervisory Committee hold in other companies, as well as their professional backgrounds as of the date of this Annual Report:

Name	Profession	Company	Position

José María Álvarez-Pallete López	Business Administrator	Telefónica de España	Director
		Telefónica Moviles	Director
		Telefónica Data	Director
		TISA	Director
		Telecomunicacoes de Sao Paulo TELESP S.A.	Director
		Telefónica Móviles España	Director

Name	Profession	Company	Position

		China Netcom	Director
		Compañía Internacional de Telecomunicaciones S.A.	Chairman
		Telefónica CTC Chile	Director
		Telefónica de Perú	Director
		Compañía de Teléfonos de Chile Transmisiones Regionales S.A.	Director
		Telefónica Larga Distancia de Puerto Rico	Director
		Telefónica de Argentina S.A.	Vice Chairman

Mario Eduardo Vázquez	Accountant	Río Compañía de Seguros S.A.	Chairman
		IDEA	Director
		Cámara Española de Comercio	Vice Chairman 2°
		Fundación de la Cámara Española de Comercio	Vice Chairman
		Fundación F.I.Des para la Innovación y Desarrollo	Vice Chairman 2°
		Fundaleu	Director
		Portal Universia Argentina S.A	Director
		Central Puerto S.A.	Director
		Indra SI S.A.	Director
		Telefónica de Argentina S.A.	Vice Chairman
		Telefónica Data Argentina S.A.	Chairman
		Compañía Internacional de Telecomunicaciones S.A.	Vice Chairman
		Telefónica Móviles Argentina S.A.	Director
		Telefónica Móviles Argentina Holding S.A.	Chairman
		Telefónica Gestión de Servicios Compartidos Argentina S.A.	Vice Chairman
		Radio Servicios S.A.	Director
		Terra Networks Argentina S.A.	Vice Chairman
		Fundación Telefónica	Chairman
		Teléfonica Internacional S.A.	Director
		Telefónica S.A.	Director

Juan Ignacio López Basavilbaso	Engineer	Telefónica de Argentina S.A.	Director
		Compañía Internacional de Telecomunicaciones S.A.	Director

Carolina Sigwald	Attorney	Transportadora Gas del Sur. S.A.	Director
		Supertap S.A.	Director
		Heidrick & Struggles S.A.	Director

Manuel Alvarez Trongé	Attorney	Telefónica Internacional, S.A.	General Counsel
		Telefónica Data Argentina S.A.	Director
		Altocity.com	Director
		Telefónica Móviles, S.A.	Director
		Telefónica de Argentina S.A.	Alternate Director
		Compañía Internacional de Telecomunicaciones S.A	Alternate Director

Alejandro Pinedo	Attorney	Compañía Internacional de Telecomunicaciones S.A	Alternate Director
		T-Gestiona	Director
		Terra Networks Argentina S.A.	Director

Jaime Urquijo Chacón	Engineer	Logística S.A.	Director
		Quimigal S.A.	Director
		Fundación Fondo Nacional para la Protección de la Naturaleza	Vice Chairman
		Fundación Altadis	Vice Chairman

Presently, we do not have any executive officers, although the President (Chairman) of our Board of Directors has certain executive authority.

B.	Compensation.

Argentine law provides that the aggregate annual compensation paid to all directors (including those directors acting as executive officers) may not exceed 5% of earnings for any fiscal year in which we do not pay any dividends on earnings. This limitation increases in proportion to the amount of dividends paid up to a maximum of 25% of earnings. Under Argentine law, the compensation of directors acting in an executive capacity, together with the compensation of all other directors and the Supervisory Committee, requires the approval of the shareholders.

When the exercise of special technical or administrative duties or functions on the part of one of the directors in the face of limited or non-existent profits imposes the need to exceed the pre-established limits, such remuneration may only be made if it was approved by the annual general meeting of shareholders.

For the fiscal year ended December 31, 2005, there were no special compensation plans paid to directors and executive officers.

Presently, only our independent directors are compensated for their services. We do not compensate our other directors. Pursuant to Law No. 19,550, as amended, the compensation of the members of the Board of Directors and of the Supervisory Committee of Argentine corporations (such as us) is determined by the ordinary shareholders’ meeting of any such corporation. As of the date hereof, our meeting determined to pay Ps.225,000 to our independent directors and Ps.81,000 to the Supervisory Committee members for fiscal year 2005. Cointel’s shareholders’ meeting approved a payment of Ps.60,750 to the Supervisory Committee. For additional information regarding compensation of the directors, officers and employees of Telefónica Argentina, reference is made to Item 6: “Directors, Senior Management and Employees—Compensation” and “Employees” contained in the Annual Report on Form 20-F of Telefónica Argentina filed with the Securities and Exchange Commission on May 11, 2006.

C.	Board Practices.

Our Board of Directors’ duties and responsibilities are set forth by Argentine law and our bylaws.

The Directors and Alternate Directors serve one-year renewable terms and are elected at the annual shareholders’ meeting. The Board of Directors’ meets quarterly in compliance with Argentine law and also holds meetings when called by any board member. See Item 6: “Directors and Senior Management—Board of Directors.”

During our last completed financial year, there were no director service contracts providing for benefits upon termination of employment.

We also have a Supervisory Committee that oversees our management and an Audit Committee. See Item 10: “Additional Information—Corporate Governance.”

Audit Committee

The Board of Directors appointed Juan Ignacio López Basavilbaso, Ernesto Jaime Ferrer and Víctor José Díaz Bobillo as members of the Audit Committee. See Item 10: “Additional Information— Good Corporate Governance Practices—Good Corporate Governance Practices.”

Supervisory Committee

The Supervisory Committee is primarily responsible for controlling the legality of our operations and reporting to the annual ordinary shareholders’ meeting regarding the fairness of the financial information presented to the shareholders by the Board of Directors. The members of the Supervisory Committee are also authorized (1) to call ordinary or extraordinary shareholders’ meetings, (2) to place items on the agenda for meetings of shareholders or the Board of Directors, (3) to attend meetings of shareholders or the Board of Directors, and (4) generally to monitor our affairs. Our bylaws provide for a Supervisory Committee consisting of three members, known as statutory auditors, and up to three alternate statutory auditors, who are elected by a majority vote of the shareholders and serve one-year renewable terms. See Item 10: “Additional Information—Corporate Governance—Supervisory Committee.”

The following table sets forth the statutory auditors and alternate statutory auditors of the Supervisory Committee:

Name	Affiliation	Position	Profession
Santiago Carlos Lazzati	Estudio Lazzati y Asociados	Statutory Auditor	Accountant
Edgardo Alejandro Sanguineti	Estudio Lazzati y Asociados	Statutory Auditor	Accountant
Eduardo Luis Llanos	Estudio Lazzati y Asociados	Statutory Auditor	Accountant
Jorge Héctor Martínez	Estudio Lazzati y Asociados	Alternate Statutory Auditor	Accountant
Lorena Edith Ratto	Estudio Lazzati y Asociados	Alternate Statutory Auditor	Accountant
María Cristina Sobbrero	Estudio Lazzati y Asociados	Alternate Statutory Auditor	Accountant

Board Practices

The members of the Board of Directors of a company incorporated under Argentine law have a general duty of loyalty and diligence in conducting a company’s affairs. The Argentine Companies Act No. 19,550 requires directors to act within the standard of diligence of “a good businessman.” Noncompliance by members of a Board of Directors with such duties makes them subject to unlimited joint liability for any resulting damage to the company. They are also liable on the same terms for any infringement of the law, of the bylaws or the articles of association of the company for any damages caused by abuse of power, willful misconduct or gross negligence.

Argentine law provides that the members of a Board of Directors cannot enter into any contractual relationship with the company they serve in such capacity, except on contracts entered into on an arm’s-length basis and related to the company’s activities. Any contract between a company and a member of its Board of Directors that does not comply with such conditions could only be entered into with the approval of the Board of Directors or of the statutory auditors in the event of a lack of quorum at the relevant Board of Directors meeting. The company’s shareholders must also be given notice of the contract. Lack of compliance with these requirements renders the contract null and void, unless ratified by a meeting of the company’s shareholders. If the shareholders’ meeting fails to approve the relevant contract, the relevant members of the Board of Directors (or, if relevant, the statutory auditors) are jointly liable for any resulting damage to the company.

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

Likewise, members of the Board of Directors are barred from participating (on their own or on a third party’s behalf) in an activity in competition with the company’s activities, except in case of express authorization by the shareholders’ meeting. Failure to do so, gives rise to unlimited joint and several liability of the director to the company.

Also, in the case of companies subject to the public offer regime, such as us and Telefónica Argentina, Decree No. 677/01 provides that a board should (i) without exception, cause the interest of the company and the interest in common of the shareholders to prevail over any other interest, including the interest of any controlling company; (ii) abstain from procuring any personal benefit from the company except for the board’s compensation for its duties as such; (iii) organize and implement preventive systems and mechanisms to protect the interest of the company, so as to reduce the risk that any permanent or temporary conflict of interest occurs in connection with the board members’ personal relationship with the company or in the relationship of other persons related to the company and the company; (iv) procure adequate means to carry out the activities performed by the company and implement internal control mechanisms in order to guarantee that the board members’ duties are performed prudently and to prevent noncompliance of the duties imposed by the regulation issued by the CNV or any other supervising authority; and (v) act within the standard of diligence of a good businessman in preparing and divulging information for the market and strive for the independent nature of the external auditors.

D.	Employees.

Our and Cointel’s Employees. Neither Cointel nor we has any employees. We provided administrative services required by Cointel and managed Cointel’s day-to-day activities until December 15, 2000. Since then, Telefónica Argentina provides such services to both Cointel and us. See Item 4: “Information on the Company—Telefónica Argentina Management Contract” and Item 7: “Major shareholders and Related Party Transactions.”

Telefónica Argentina Employees. On December 31, 2005, Telefónica Argentina had 8,898 full-time employees, 284 temporary employees and 96 trainees.

The following table provides the number of Telefónica Argentina’s unionized, nonunionized, temporary, and trainee employees for the fiscal years ended December 31, 2005, December 31, 2004 and December 31, 2003 (not including those of its former subsidiaries).

	December 31, 2005	December 31, 2004	December 31, 2003
Unionized	6,903	6,775	6,510
Nonunionized	1,995	1,982	2,226

	8,898	8,757	8,736
Temporary	284	490	524
Trainees	96	52	598

Total Number of Employees	9,278	9,299	9,858
Technical and Operations	5,377	5,360	5,608
Sales and Marketing	2,212	879	438
Financial and Administrative Support	1,272	1,278	1,687
Customer Service	417	1,782	2,125

Total	9,278	9,299	9,858

For the fiscal year ended December 31, 2005, the principal components of labor costs were basic wages, overtime and fringe benefits. Telefónica Argentina also incurred certain other related costs, including contributions made to the national pension plan, health plans, family allowances and additional pension contributions and life insurance premiums for employees covered by collective bargaining agreements. Most of these contributions are mandated by law.

On December 31, 2005, approximately 78% of Telefónica Argentina’s permanent employees were union members. All middle and senior management positions are held by nonunionized employees. Benefits under collective bargaining agreements include benefits to employees who retire upon reaching the age of retirement or who become disabled or who die prior to the age of retirement. Telefónica Argentina has calculated its liability relating to such benefits at approximately Ps.2 million as of December 31, 2005.

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

Federación de Obreros Especialistas y Empleados de los Servicios e Industria de las Telecomunicaciones de la República de Argentina (“FOEESITRA”) is the union representing a majority of Telefónica Argentina’s unionized work force. As a consequence of the secession of the Buenos Aires FOETRA Trade Union from FOEESITRA, identical collective bargaining agreements must be negotiated and executed with both of these unions. In recent negotiations, Telefónica Argentina sought new provisions to eliminate or substantially reduce excessively burdensome salary determinants, such as seniority, special location-based compensation and leaves of absence. On June 26, 2001 and July 6, 2001, Telefónica Argentina signed agreements with FOEESITRA and FOETRA. These agreements provide for new labor policies such as flex-time variable work schedules, wage adjustments based on overall productivity and personal days in accordance with the nonunionized workers.

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

From November 26 to December 6, 2004, the unionized telephone workers exercised strike actions aimed at obtaining salary increases, which resulted in the total interruption of the customer service lines, repair services, directory information and international call assistance services. In addition, they took over Telefónica Argentina’s National Switching Boards, although service was not discontinued and operations were not materially affected. After the negotiations, Telefónica Argentina, the governmental enforcement authority and the unions agreed on an increase in the basic fixed salary under the previous collective bargaining agreement of up to approximately 20%, effective from January 2005, and a single final payment of Ps.500 per unionized employee, which was granted in December 2004. The new agreement has a duration of 12 months from January 1, 2005 unless external causes arise requiring a revision during such period.

On December 2005, after negotiations with union members, Telefónica Argentina made an agreement which was based principally on:

•	a single final payment of Ps.500 per unionized employee, which was granted in December 2005;

•	an increase in the basic salary fixed, resulting in an increase of approximately 8% from January 2006 plus an additional amount that was replaced by “food bonds” in 1994; and

•	Reduction in hours of work from March 1, 2006 by 30 minutes for call center employees and by 45 minutes for the rest of union personnel. The union has guaranteed that the hours reduction will not affect the production, efficiency and quality of the services.

In order to improve its workplace environment, Telefónica Argentina conducted a survey at the end of 2004. Based on the results of the survey, it generated a vision shared by all its members, sought to improve communications among all employees, and worked synergistically with management to strengthen its leadership in the workplace environment and bring about the improvements required by each business segment. The survey tools used were improved and new elements were incorporated to diagnose specific problems in the most critical segments. As a result, actions were implemented to closely focus on the problems detected. This also called for cross-departmental initiatives, training for line managers to lead the process and a strategy of permanent communication to involve and inform the entire organization. An intranet site was created to register and update all the initiatives designed by management and to provide a forum for exchanges between colleagues in relation to workplace environment initiatives for the various groups.

It is important to note that a subsequent workplace environment survey carried out in November 2005 has shown a global improvement, reflected in a 6% increase in the average of positive answers and in a 14% increase in the global satisfaction rate. These data stand for 79% of Telefónica Argentina’s employees.

As regards Telefónica Argentina’s relationships with the trade unions, after the direct action measures adopted by Federation of Telephony Workers and Employees of Argentina (Federación de Obreros y Empleados Telefónicos de la República Argentina) “FOETRA” and the Federation of Workers, Experts and Employees in the

Telecommunications Services and Industries of Argentina (Federación de Obreros, Especialistas y Empleados de los Servicios e Industria de las Telecomunicaciones de la República Argentina) “FOEESITRA” in the course of November and December 2005, agreements were reached in relation to salary increases for the personnel represented by these trade unions.

In terms of on-the-job safety, agreements were signed with FOEESITRA in relation to three issues deemed critical for risk management: fall protection when working at heights, emergency actions and the supply of personal protection clothing and gear. The focus was placed on the implementation of new procedures for work at heights and a suitable communications plan was launched.

E.	Share Ownership.

As of the date of this Annual Report none of our directors, alternate directors, executive officers or statutory auditors owns any stock of our company.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders.

As of the date of this Annual Report, our principal shareholder is TISA, which owns 99.99% of our capital stock.

The following table sets forth certain information regarding ownership of our outstanding class A shares and class B shares as of the date of this Annual Report.

Shareholder	Class A Ordinary Shares (five votes)	Class B Ordinary Shares (one vote)	Total Shares	% of Capital	Votes	% of Votes
TISA	30,427,328	2,160,917,748	2,191,345,076	99.992039	2,313,054,388	99.992458
Other minority shareholders	—	174,453	174,453	0.007961	174,453	0.007542

Total	30,427,328	2,161,092,201	2,191,519,529	100.00	2,313,228,841	100.00

On December 28, 2004, the Board of Directors called a special shareholders’ meeting that was held on February 15, 2005, to resolve upon the partial capitalization of the loan held by TISA with us, for an amount of up to approximately Ps.2,046 million.

On February 15, 2005, the special shareholders’ meeting approved the increase of the capital stock, for an amount of up to Ps.2,046 million, ratified the capital stock increase of Ps.2 million approved by the shareholders’ meeting of December 16, 2004 and delegated to our Board of Directors the setting of the final amount and other issuance conditions of such capital stock increase. The capital increase can be subscribed with (i) the partial capitalization of the loan held by TISA with us, (ii) the irrevocable capital contributions of TISA for future share subscriptions of Ps.2 million or (iii) cash. In this regard, in this special shareholders’ meeting, TISA expressed its intention to partially capitalize its loan for an amount of Ps.1,785 million. Such increase of capital was approved by the CNV in its Resolution N° 15,113 dated July 14, 2005 and by the BCBA on August 3, 2005, and for such reason, our Board of Directors at its meeting dated August 19, 2005 approved the opening of the preemptive subscription period for a term of 30 days, which expired on October 4, 2005. On October 6, 2005, the Board of Directors fixed the final amount of the capital increase at Ps.1,787 million Class “B” common shares, which were fully subscribed and paid in as of such date; consequently, our stock capital was increased from Ps.405 million to Ps.2,192 million. As of the date of this Annual Report, the above-mentioned capital stock increase is registered in the RPC. See Notes 7 and 8 to the Holding Annual Financial Statements.

B.	Related Party Transactions.

For more information regarding related party transactions, see Note 5 to the Holding Annual Financial Statements.

Stock Exchange Agreement

As a result of the consummation of the Stock Exchange Agreement, on December 15, 2000, ATH and IEI contributed to Telefónica shares of Holding representing 80.9% of our capital stock and 84.7% of our total voting shares. On June 29, 2001, Telefónica informed us that on May 8, 2001, it transferred to TISA, Telefónica’s wholly owned subsidiary, all of Telefónica’s 80.9% equity interest in us. Additionally, as a result of several transactions, TISA’s equity interest in us, increased from 80.9% to 99.96%. See Item 4: “Information on the Company—History and Development of the Company—Voluntary Capital Reduction.”

On October 6, 2005, as a result of the Capitalization in Item 4; “Information on the Company – Capitalization”, TISA increased its equity in us up to 99.99%.

Loan Agreement with TISA

On February 12, 2001, we received a loan from TISA in the amount of U.S.$530.1 million, which accrued interest at LIBOR plus a 2.25% per annum (the “differential”) for a term of one month, renewable automatically on a monthly basis unless the parties notify in writing, at least three days before due date, that they do not intend to renew the agreement. TISA is entitled to modify the differential provided it notifies us of this decision at least three business days before the end of each interest period. The funds borrowed from TISA were used to partially repurchase our Notes (see Note 9 to the Holding Annual Financial Statements). Subsequently, on February 14, 2001, we made an early partial repayment to TISA of this loan for an amount of U.S.$37.9 million.

Through various amendments during the year 2004, we and TISA agreed that the principal maturity and interest capitalization will be semiannual, set the differential for the second period at 5.5% nominal per annum, which has remained unchanged for the following periods, and amended the loan agreement, eliminating the early termination event triggered by the existence of restrictions that could limit our ability to repay the debt with TISA. Additionally, during the January-March 2002 quarter, we received loans from Telefónica Argentina for U.S.$5.8 million (“the Dollar loans”). On April 26, 2002, we entered into an assignment agreement with Telefónica Argentina and TISA pursuant to which Telefónica Argentina assigned to TISA the Dollar loans in the amount of U.S.$5.8 million, which includes principal amount and accrued interest as of April 26, 2002. On December 28, 2004, our Board of Directors resolved to call a Special Shareholders’ Meeting on February 15, 2005, in order to resolve upon the partial capitalization of the loan held by TISA with us, for an amount of up to approximately Ps.2,046 million. On February 15, 2005, due to the capitalization described in Note 7.3. of the Holding Annual Financial Statements, we and TISA agreed to amend the loan agreements in effect as of such date in order to provide for: (i) the conversion to pesos of U.S.$622.5 million (Ps.1,785 million) which did not accrue interest as from February 15, 2005, and (ii) ratify that the residual amount of TISA’s credit for U.S.$20 million was subject to the same conditions as those agreed upon on December 27, 2004 (see Note 7.3. of the Holding Annual Financial Statements). On June 17, 2005, U.S.$7 million of the above-mentioned loan was cancelled, and the remaining balance as of December 31, 2005 was approximately U.S.$13 million.

In obtaining the above-mentioned loan, we have assumed certain commitments, mainly involving limitations on the sale of assets, limitations on liens of certain assets, limitations on us or any of our affiliates becoming a party in merger or spin-off operations, with certain exceptions. In addition, the loan becomes due and payable: upon our defaulting on any of the commitments assumed under the loan agreement, in the event of any change in our controlling shareholder, if we or our affiliates are unable to comply with their obligations, changes in our main business activity, if we or any of our affiliates loses the government licenses obtained or if there are changes in our equity, economic and financial situation that, due to their adverse nature, may affect our ability to comply with the obligations assumed in the agreement or if there are restrictions that may limit our ability to repay our debts.

In relation to the loan’s balance in force as of December 31, 2005, for an amount of U.S.$13 million, TISA has advised us that, until the maturity of the loans, it will waive all acceleration events as defined in the agreements. Specifically, the above-mentioned loan agreements provide for acceleration in the event certain court or out-of-court proceedings are filed for an amount in excess of a certain percentage of our net equity or that of any relevant affiliate. We obtained a waiver of such acceleration provisions until the maturity of the loan.

No member of the Board of Directors, or member of the Supervisory Committee or any of the officers who report to Supervisory Committee members, responsible for implementing our policy, has incurred any material indebtedness owed to us.

Telefónica Holding Advisory Agreement

The only significant income we currently receive is due to the Telefónica Holding Advisory Agreement dated April 24, 1997 pursuant to which we receive fees (the “Telefónica Holding Advisory Fee”) for the compliance of obligations including financial advice to TESA Arg., as operator of Telefónica Argentina (the “Telefónica Holding Advisory Agreement”). The amount of the Telefónica Holding Advisory Fee will depend upon, among other things, the continuation or modification in material respects or early termination of the Management Contract, as well as upon the operating results of Telefónica Argentina, which determine the amounts Telefónica receives under the Management Contract, that in turn determine the amount of Telefónica Holding Advisory Fee payable to us. The Management Contract provided that the Management Fee Percentage would be 9% through April 30, 2003 and that, if the contract was extended beyond that date, the Management Fee Percentage would be reduced to a negotiated amount ranging between 1.5% and 5.0%. On October 30, 2002, Telefónica notified Telefónica Argentina that it had exercised its right to extend the term of the Management Contract for an additional 5 years to be counted as from April 30, 2003 by virtue of the right conferred by such agreement. On April 30, 2003, Telefónica Argentina and Telefónica agreed upon a 60-day period during which the management fee would not be payable while they negotiate the new percentage applicable to the 5-year extension term, retroactively as from May 1, 2003. On July 30, 2003, Telefónica entered into a Supplement Management agreement, which had been in force as of such date pursuant to successive extension and in conformity with the clauses of the original agreement, pursuant to which the management fees as from May 1, 2003 were agreed upon as 4% of the gross margin. During the years ended December 31, 2005 and 2004, we did not receive any request for financial advice and we performed our duties contained in such agreement for which we are entitled to receive the relevant fees, which amounted to Ps.37 million and Ps.33 million for such years, respectively, and were included in “Other income relating to equity interests in Section 33 Companies, net” in the statements of operations. As of the date of issuance of this Annual Report, TESA Arg. has not requested any further services. If any such request is made by TESA Arg., we will use the terms set forth in the agreement for adopting the necessary actions so as to have optimum operating resources available for satisfying future specific requests in the most efficient manner. The related receivables, which amount to Ps.27 million as of December 31, 2005 and 2004, are included as “Other receivables” in the balance sheets as of December 31, 2005 and 2004, respectively.

Other Related Party Contracts

During the year ended December 31, 2005, Telefónica Argentina has provided administrative services to us for Ps.0.1 million (in pesos restated for inflation to February 28, 2003).

Outstanding balances with related companies

The outstanding balances with related companies as of December 31, 2005 and 2004 are listed below:

	2005	2004
	(in million pesos)
Current receivables
Telefónica S.A. Sucursal Argentina (“TESA Arg.”)(1)	27	27

	27	27

Current payables
TISA(2)	38	1,896

	38	1,896

(1)	Accruing no interest.

(2)	With principal original maturing on June 29, 2006 and on December 27, 2006, for U.S.$.6.3 million and U.S.$6.5, respectively, and semiannual interest capitalization, accruing interest at a nominal rate of 9.1875% per annum. See Note 5.c.(ii) to the Holding Annual Financial Statements.

The transactions made with Section 33 Law No. 19,550 companies and related parties during the years ended December 31, 2005, 2004 and 2003 (in millions of Argentine Pesos), are as follows:

	Gain (loss)
	Interest income (expenses) December 31			Other income relating to equity interests in Section 33 LSC companies and related parties, net December 31
Company	2005	2004	2003	2005	2004	2003
TESA Arg.(1)	—	—	—	37	33	40	(2)
TISA(2)	(24)	(164)	(172)	—	—	—

	(24)	(164)	(172)	37	33	40	(3)

(1)	See Note 5.c.(i) to the Holding Financial Statements.

(2)	Net of turnover tax.

(3)	Net of inflation effects.

C.	Interest of Experts and Counsel.

Not Applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Statements and Other Financial Information.

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

On April 12, 2006 the CNV informed us of a resolution which brought to a close an administrative proceeding. The resolution imposes a sanction of warning pursuant to Section 10, subsection (a) of Law 17,811 on us, certain of our directors and our Supervisory Committee. This sanction did not generate any effect on our financial statements.

During the six-month period ended June 30, 2004, we, as co-defendant along with Cointel, were sued by the Cointel preferred shareholder that holds 100% of the outstanding preferred shares in relation with the pesification of its preferred shares. On September 16, 2004, Cointel was notified of a legal action filed by such preferred shareholder contesting the shareholders’ meeting held on April 19, 2004 that approved Cointel’s financial statements for the fiscal year ended December 31, 2003, insofar as they disclose as pesified the redemption value of the preferred shares and related accumulated unpaid accrued dividends in accordance with the regulations in force. In addition, Cointel has been notified of a precautionary measure (specifically, an order to record the existence of a pending action) in connection with the contestation filed in court by such preferred shareholder. On August 12, 2005, Cointel received notice from the same preferred shareholder contesting the shareholder’s meeting held on April 29, 2005 that approved Cointel’s Financial Statements for the fiscal year ended December 31, 2004. Our and Cointel’s management and our respective legal counsels consider that, based on the above-mentioned analysis and in the light of the rules in force, it is unlikely that the determination of this issue will have an adverse effect on us or Cointel.

Telefónica Argentina’s Legal Proceedings

Telefónica Argentina’s Contingencies

Telefónica Argentina is presently facing various proceedings and claims in the areas of labor, tax, regulatory compliance and other matters, all of which arise in the ordinary course of business. Such matters are subject to many uncertainties, and the outcome of individual matters is not predictable with certainty. If information available prior to the issuance of Telefónica Argentina’s financial statements, considered on the basis of the opinion of Telefónica Argentina’s legal counsel, indicates that it is probable that a liability had incurred at the date of its financial statements, and the amount of the loss, or the range of probable loss can be reasonably estimated, then such loss is charged to operations. As of December 31, 2005, Telefónica Argentina recorded Ps.303 million as reserves for contingencies.

The breakdown of Telefónica Argentina’s reserve for contingencies is as follows:

Labor contingencies:

The reserves for contingencies related to labor issues amounted to Ps.199 million and Ps.160 million as of December 31, 2005 and 2004, respectively. The closing balance for 2005 is mainly due to:

(i) aggregate assessment of probable losses of Ps.100 million resulting from a significant increase in claims brought by employees during the fiscal year 2004 relating to salary differences. These claims and potential claims were considered probable taking into account certain judgments at the beginning of the year of appeals courts that were adverse to Telefónica Argentina; and

(ii) claims for alleged rights provided in the labor law and related costs which amounted to Ps.36.3 million. Telefónica Argentina intends to defend its rights vigorously in whichever instances are necessary.

Other matters assessed as probable to incur losses in the future, related to:

•	Joint and several liability with third parties

•	Labor accidents

•	Illnesses, and

•	Other severance payments.

Tax contingencies:

The reserve for contingencies related to tax matters assessed as probable losses amounted to Ps.54 million and Ps.53 million as of December 31, 2005 and 2004, respectively. These tax issues are related to:

•	Municipal taxes; and

•	Provincial taxes

Civil, commercial and other contingencies:

Telefónica Argentina’s reserve for contingencies related to civil, commercial, administrative, regulatory compliance and other matters assessed as probable to result in a loss as of December 31, 2005 and December 31, 2004 amounted to Ps.50 million and Ps.54 million, respectively. The other matters related to:

•	Damages

•	Regulatory compliance claims; and

•	Other claims for rescission of commercial agreements.

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

As of December 31, 2005, the amount of these labor claims including accrued interest and legal expenses totaled approximately Ps.44 million. Notwithstanding, depending on the possible outcome of such legal actions ENTel has agreed in the Transfer Contract to indemnify Telefónica Argentina in respect of these claims and the Argentine government has assumed joint and several liability with ENTel for the indemnity obligations and has authorized Telefónica Argentina to debit an account of the Argentine government at Banco Nación for any amount payable by Telefónica Argentina in respect to the indemnification.

Under Debt Consolidation Law No. 23,982, ENTel and the Argentine government may discharge their indemnity obligations by the issuance of 16-year Debt Consolidation Bonds. As of December 31, 2005, Telefónica Argentina has paid approximately Ps.13 million to satisfy a number of claims. On December 16, 1999, Telefónica Argentina initiated a claim for indemnification and reimbursement in connection with these payments. The case is being argued in court, and no ruling has yet been issued.

Regardless of the number of rulings that have already been decided in Telefónica Argentina’s favor, court decisions have followed the precedent set by the Supreme Court of Justice in the area of joint liability in labor matters mentioned in the second paragraph that Telefónica Argentina and its legal counsel consider will apply to its pending cases. Notwithstanding the alternative instruments that may be used by the Argentine government in the List of Conditions and in the Transfer Contract considering the effect of the above-described commitments, on the one hand, and on the basis of the opinion of Telefónica Argentina’s legal counsel regarding the possible amount for which existing claims may be resolved, on the other, in Telefónica Argentina’s opinion and its legal counsel’s opinion the outcome of the issue should not have a material impact on Telefónica Argentina’s results of operations or financial position.

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

Restitution of Services Affected by Stolen Cables

Under Resolution 983/2002, the National Communications Commission imposed a penalty on Telefónica Argentina consisting of a fine of Ps.680,000 for alleged breach of the General Basic Telephone Service Rules, and further imposed on Telefónica Argentina several other related obligations, mainly related to the restitution of those services affected by stolen cables. Telefónica Argentina is in the process of appealing the penalty. In our and Telefónica Argentina’s opinion and in the opinion of its legal advisers, the referred breach lacks legal grounds for the sanction to be correct as: (1) theft of cables is an event of force majeure that releases Telefónica Argentina from liability; (2) Telefónica Argentina has reinstated more than 90% of the services affected by theft; (3) there are sufficient public telephones installed and in operation in the affected areas to warrant effective service supply, and certain steps have been taken with the security forces to safeguard the integrity of the cables; and (4) Telefónica Argentina is reimbursing customers for non-service days and has timely answered each of the National Communications Commission’s requests for information. The enforcement of these fines against Telefónica Argentina may be subject to the renegotiation process provided for under the Public Emergency Law.

Fiber Optic Cables

In December 2000, the Argentine Tax Authorities reviewed Telefónica Argentina’s income tax returns for the fiscal years 1994 through 1999. They demanded adjustments due to differences in the criterion used to calculate the depreciation of fiber optic cables. Whereas Telefónica Argentina had applied a useful life of 15 years, the Argentine Tax Authorities assessed its taxes based on a useful life of 20 years. Having analyzed the issue, Telefónica Argentina appealed the assessment imposed by the Tax Authorities in Argentina’s Administrative Tax Court based on its position that there are strong arguments against the Tax Authorities’ assessment.

However, in November 2004, the Argentine Administrative Tax Court entered a judgment against Telefónica Argentina forcing it to amend the tax returns referred to above. Additionally, the judgment repealed the penalties imposed by the Tax Authorities on the grounds that there was enough evidence to support a finding of excusable error in such tax returns. Given that judgment against Telefónica Argentina, it was compelled to pay Ps.6 million, in addition to Ps.17 million as compensatory interest in December 2004. As of that date, Telefónica Argentina charged these payments to expenses. Telefónica Argentina believes this matter will not have any additional effects beyond these payments.

Notwithstanding the above paragraph, and although the final resolution is subject to the contingencies inherent in any pending court judgment, Telefónica Argentina and its legal counsel are of the opinion that there are legal grounds for a successful appeal of the judgment entered against it and have presented an appeal to have the judgment against it reviewed by the National Court of Appeals in Administrative Matters. As of the date of this Annual Report, the court has not ruled on this matter.

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

After analyzing the claim, Telefónica Argentina’s legal counsel contested the allegations, petitioning that such a claim should be dismissed on the grounds that it fails to state a claim with a basis in law. The court of original jurisdiction ruled in Telefónica Argentina’s favor, but this resolution was revoked by the Court of Appeals, which held the claim must not be dismissed, but rather must be substantiated at the court of original jurisdiction. Through its legal counsel, Telefónica Argentina filed an appeal to the Supreme Court of Argentina against the Court of Appeals’ decision, which was subsequently denied. An appeal of this denial filed with the Supreme Court of Argentina has also been rejected. None of these courts has yet ruled on the substance of the claim.

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

In the opinion of Telefónica Argentina’s management and legal counsel, it is unlikely and remote that the resolution of these issues would have a negative effect on the results of its operations or its financial position.

On July 29, 2003, Telefónica Argentina received a communication sent by the Telecommunications Regulatory Authority requesting it and Telefónica Larga Distancia de Argentina S.A. (“TLDA S.A.”), a company that was merged into Telefónica Argentina, to pay Ps.51 million, including principal and accrued interest as of July 31, 2003, which allegedly corresponded to savings, plus interest, obtained by Telefónica Argentina and TLDA S.A. pursuant to reductions in employers’ social security contributions approved by Decree No. 1,520/98 and supplementary provisions, applied to salaries of such companies’ personnel from April 1999 through June 2001. Pursuant to Resolution S.C. 18,771/99, these savings were to be applied to the performance of programs or promotional projects within the framework of the presidential initiative called “argentin@internet.todos”, to be managed by the International Telecommunications Union (UIT). Telefónica Argentina, both with respect to its own operations as well as successor of the rights and obligations of TLDA S.A., has recorded a liability related to those savings for the outstanding principal, for an amount of Ps.21 million, which, it understands, is its total liability as of December 31, 2005. In the opinion of its management and its legal counsel, Telefónica Argentina has solid grounds to claim that this liability should not be considered as delinquent. In correspondence dated August 13, 2003, Telefónica Argentina challenged the assessment carried out by the Telecommunications Regulatory Authority and requested a remand of the proceedings.

During the normal course of business, Telefónica Argentina is subject to miscellaneous other labor, commercial, tax and regulatory claims. The outcomes of such individual matters are impossible to predict with certainty. Based on its management’s assessment regarding the probable loss from such claims and the advice of legal counsel, Telefónica Argentina has reserved Ps.303 million for contingencies as of December 31, 2005.

Commitments Related to the Sale of Telefónica Argentina’s Equity Interest in Telinver

As a part of the sale of Telinver Telefónica Argentina made representations and guarantees customary in these kinds of transactions to the TPI Group, including the absence of any liabilities or liens other than those reflected in the financial statements of Telinver as of the date of the transaction and the seller’s liability for legal, tax and labor contingencies originated prior to the acquisition, among others.

In addition, Telefónica Argentina presented to TPI Group that for a term of 5 years, the transaction price would be adjusted in the event of certain changes in the economic and financial conditions of the contract for edition and advertising exploitation of the telephone directory, as well as in the event that Telefónica Argentina is prohibited from rendering the service provided for in the collection and billing services agreement through telephone bills.

On February 14, February 28 and June 14, 2002, the Tax Bureau of the Province of Buenos Aires (“DGR” in Spanish) issued three resolutions pursuant to which a summary procedure for tax determination purposes in relation to Turnover Tax for fiscal years 1996, 1997, 1998, 1999, 2000 and 2001 (January through July) was commenced against Telinver. The amounts claimed in such proceedings are Ps.4.4 million, Ps.0.3 million and Ps.1.7 million, respectively, plus the interest as set forth in the Tax Code of the Province of Buenos Aires. On January 22, 2004, Telinver lodged an appeal with the Tax Court of Appeals of the Province of Buenos Aires.

On November 15, 2005, the Tax Court of Appeals handed down a judgment on the first of the resolutions mentioned in the previous paragraph. Pursuant to said judgment, Telinver was to pay a total amount of Ps.15 million as principal and interest. Telinver paid Ps.2 million as the principal amount claimed by DGR as a requirement prior to lodging an appeal to the decision of the Tax Court of Appeals with the court with jurisdiction over contentious-administrative matters. Additionally, Telinver requested a precautionary measure alleging the unconstitutionality of the mechanism applied to calculate the interest established in the Tax Code of the Province of Buenos Aires. In the opinion of Telinver’s legal counsel, there are solid grounds to obtain the issuance of the precautionary measure. As of the date of issuance of this Annual Report, such precautionary measure has not yet been issued.

On March 1, 2006, Telinver received a demand from DGR whereby it is required to pay within a term of 5 days the amount of Ps.1.5 million plus compensatory interest. On March 8, 2006 Telinver filed a brief with the provincial tax authorities rejecting such demand for payment on the grounds that the tax determination thereby included failed to consider Law No. 13,405, section 16 insofar as it establishes that compensatory interest may not exceed the limit of five times the amount of the outstanding tax liability. In response to the brief filed by Telinver, the Capital Federal Territorial Department of the provincial tax authorities shall send the file for consultation to the Tax Technical Advice DGR.

In the opinion of Telinver’s legal counsel and the Company regarding the subject matter in dispute the position of Telinver is adequately supported. Thus, it is estimated that Telinver will be able to defend the matter successfully.

Based on the progress of the case as of the date of issuance of this Annual Report, and although the final resolution is subject to the uncertainties inherent to any pending court judgment, taking into account the sale contracts’ payment terms and clauses dealing with contingencies, to date it is uncertain whether it is probable that Telefónica Argentina will be granted the economic benefits related to the sale in connection with the contingency mentioned herein and, therefore, Ps.49 million were deferred until the uncertainty described is resolved.

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

Under a shareholders’ agreement dated as of April 21, 1997, we and TISA, who as of such date owned an 83.36% equity interest in Cointel, had agreed to cause Cointel, Telefónica Argentina and their subsidiaries to distribute to their respective shareholders the maximum portion of their earnings, for each fiscal year to the extent permitted by applicable laws and any financial agreements and debt instruments to which they may be subject. The distribution of these dividends was further contingent upon whether (i) such distribution were advisable as a matter of prudent business judgment, (ii) sufficient funds were available and (iii) there were any significant restrictions on the ability of any of these companies to obtain funds in the financial markets.

Telefónica Argentina’s Board of Directors determines, subject to approval by the majority vote of shareholders, the timing and amount of any dividends. As its majority shareholder, Cointel effectively controls the outcome of any vote concerning dividends, subject to the availability of profits and the customary legal restrictions contained in Argentine law. There can be no assurance as to whether dividends will be declared in the future.

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

As of December 31, 2005, we carry accumulated deficit amounting to Ps.2,230 million so no dividend can be distributed. See Item 3: “Key Information—Risk Factors—Risk Factors Related to Us—We, Cointel and Telefónica Argentina suffered a significant loss in 2002, which resulted in the elimination of our, Cointel’s and Telefónica Argentina’s unappropriated earnings, and therefore the loss of our, Cointel’s and Telefónica Argentina’s ability to distribute dividends.”

B.	Significant Changes.

No undisclosed significant change has occurred since the date of the Annual Financial Statements.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details.

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

The Series B Notes trade through the over-the-counter market in the United States and are listed in Argentina on the Buenos Aires Stock Exchange. The Series B Notes are not listed on any other securities exchange or quoted on any automated inter-dealer quotation system in the United States or elsewhere.

B.	Plan of Distribution.

Not applicable.

C.	Markets.

The Buenos Aires Stock Market

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

To control price volatility, the Buenos Aires Stock Exchange operates a system which suspends dealing in shares of a particular issuer for a half-hour, or for the remainder of the day, when changes in the price of each issuer’s shares exceed 10%, or 15%, respectively, of that day’s opening price. Investors in the Argentine securities market are mostly individuals and companies. Institutional investors, who represent a relatively small percentage of trading activity, consist of a limited number of investment funds.

Certain information regarding the Argentine equities market is set forth in the table below:

	Argentine Equities Market December 31,
	2005	2004	2003	2002	2001
Market capitalization (U.S.$ billions)	254.3	231.7	184.5	103.3	192.5
As percentage of GDP(1)	139.4%	152.5%	145.0%	104.6%	72.1%
Annual volume (U.S.$ millions)	6,814	4,792	2,994	1,312	4,192
Average daily trading volume (U.S.$ millions)	26.7	18.8	11.9	5.2	16.7
Number of listed companies	104	107	110	114	119

(1)	GDP refers to the Gross Domestic Product of Argentina.

Source: Buenos Aires Stock Market

D.	Selling Shareholders.

Not applicable.

E.	Dilution.

Not applicable.

F.	Expense of the Issue.

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital.

Not applicable.

B.	Memorandum and Articles of Association.

Register

We are registered with the Argentine Public Registry of Commerce and its entry number is 6,133 of Corporations.

Corporate Objectives and Purposes of the Company

Section three of our bylaws states that our sole purpose is to be engaged, on our own account, on the account of third parties or in association with third parties, in Argentina or abroad, in the active participation, either directly or indirectly, in business through companies and enterprises, either through direct shareholdings, controlled companies, partnership agreements, associations or joint ventures or through any other means and under any other forms, particularly, but not being limited to, telecommunications, communications means, and power. To such effect, we may acquire or maintain interests in another or other companies for higher amounts or its free reserves, or equivalent to 50% of its capital stock and legal reserves, as well as to perform any other acts authorized by the laws in force.

Corporate Governance

We are principally governed by three separate bodies: the shareholders, the Supervisory Committee, and the Board of Directors. Their roles are defined by Argentine law and our bylaws, and may be described generally as follows:

Shareholders’ Meetings and Voting Rights

Shareholders’ meetings are called in such manner as prescribed by applicable legislation, notwithstanding provisions for unanimous meetings. First call and second call ordinary meetings and special class meetings may be called simultaneously.

Each common share entitles its holder to one vote. Under Argentine law, meetings of shareholders must be held in a place that corresponds with the jurisdiction of the company. Shareholders’ resolutions subject to Argentine law and the bylaws are binding on all of the shareholders, although shareholders are given the right of withdrawal in connection with certain shareholder decisions.

Shareholders’ meetings can be ordinary and extraordinary. At ordinary shareholders’ meetings, shareholders consider and resolve the following matters:

(1)	approval of financial statements and other measures connected with the conduct of our business in accordance with the law or the bylaws, as submitted to the shareholders by the Board of Directors or the Supervisory Committee;

(2)	election or removal of directors or members of the Supervisory Committee, and stipulation of their remuneration;

(3)	establishing the responsibilities of the directors and members of the Supervisory Committee; and

(4)	approving increases in the corporate capital not exceeding five times the current amount.

All other matters must be resolved at extraordinary meetings, such as bylaw amendments and in particular:

(1)	increasing the corporate capital to over five times the current amount;

(2)	capital reduction and reimbursement;

(3)	redemption, reimbursement and writing down of shares;

(4)	our merger, transformation and dissolution; appointment, removal and remuneration of the liquidators; spin-off; and consideration of the accounts and further matters connected with conduct in our winding-up;

(5)	limitation or suspension of preferential rights in the subscription of new shares;

(6)	issuance of debentures and conversion of same into shares; and

(7)	issuance of negotiable instruments (“bonds”).

The chairman of the Board or a person appointed at the meeting presides over shareholders’ meetings. Shareholders’ meetings can be called by the Board of Directors, the Supervisory Committee in certain circumstances specified by law, or by shareholders representing at least 5% of the corporate capital.

Shareholders may be represented by proxies at shareholders’ meetings. Our directors, members of the Supervisory Committee, managers and employees cannot act as proxies. The shareholders or proxies attending a shareholders’ meeting must sign the Register of Attendance.

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

An extraordinary meeting held on first notice is duly constituted with the presence of shareholders representing 60% of the shares entitled to vote, provided a greater quorum is not required by the bylaws. On second notice, shareholders representing 30% of the shares entitled to vote are required.

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

Shareholder decisions may be voided by a court order when shareholders’ meetings have been held in circumstances contrary to the law, our bylaws or internal regulations.

Certain Provisions Regarding Shareholder Rights

As of the date of the filing of the Annual Report, our capital stock is comprised of two classes of shares: Class A Shares representing at least 8% of corporate capital, and Class B Shares representing the remainder. The transfer of Class A Shares is subject to certain restrictions under applicable rules and the provisions herein contained. Capital may be increased, without limitation and without amending the bylaws, by a resolution at the annual shareholders’ meeting. Each subscribed common Class A and B share shall entitle its holder to five and one vote respectively.

Our bylaws do not contain any provisions relating to:

•	redemption provisions;

•	sinking funds;

•	liability for future capital calls by us; or

•	disparate treatment of existing or prospective holders as a result of such holder owning a substantial number of shares

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

The Supervisory Committee has certain general powers and duties, notwithstanding any others as may be provided for under the Business Companies Act or our bylaws:

•	supervising our management, by an examination of its books and other documents whenever it may deem so convenient, but at least once every three months;

•	verifying, in like manner and with like frequency as indicated above, our cash and securities, as well as our obligations and the performance thereof;

•	receiving notice of and attending the meetings of the Board of Directors and shareholders. The Supervisory Committee may express its opinion at these meetings but is not allowed to vote;

•	ensuring that our directors have posted the required performance bonds and that the same are maintained;

•	submitting a written report on our economic and financial condition to the annual shareholders’ meeting;

•	providing information within its scope of responsibility to any shareholders so requesting who are owners of at least 2% of our capital;

•	calling the shareholders to an extraordinary meeting whenever it may deem necessary, and to annual or special class meetings if the Board should fail to do so as required; and

•	overseeing the management of our business for compliance with the law, our bylaws or internal regulation, and any resolutions adopted by the shareholders.

The members of the Supervisory Committee are entitled to access information and make administrative inquiries into facts or circumstances relating to any fiscal year prior to the date of their appointment.

The members of the Supervisory Committee are jointly liable for the performance of their duties and obligations as imposed on them by law, the bylaws, or our internal procedures. They are also jointly liable with the directors for any damage occurring which would have been prevented had they acted in compliance with the law, the bylaws, the internal regulations, or the resolutions adopted by the shareholders. Our bylaws provide that we shall be supervised by a Supervisory Committee of three members and three alternate members elected by the shareholders to serve for a one-year term and may be re-elected. Any vacancies in the Supervisory Committee shall be filled by the alternate members in the order of their appointment. Any of its members may act on behalf of the Supervisory Committee at Board of Directors’ or shareholders’ meetings.

Board of Directors

The current Board of Directors is made up of 5 directors and 3 alternate directors. The bylaws require that the Board of Directors shall consist of between 3 and 11 directors. Members of the Board of Directors are appointed by the general meeting of shareholders and are elected for a period of one fiscal year, at the end of which they may be re-elected or replaced.

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

The compensation of the directors is set at the shareholders’ meeting. Under Argentine corporate law, the maximum remuneration that members of a Board of Directors can collect from a corporation, including wages and other remuneration, cannot exceed 25% of corporate earnings. This percentage is limited to 5% if no dividend is distributed. This limitation is increased in proportion to any dividends paid. When one or more directors perform special commissions or technical administrative functions and the small amount or nonexistence of earnings make it necessary to exceed the percentage established, the corporation cannot pay such sums without express approval at the shareholders’ meeting.

Our bylaws do not contain provisions relating to:

•	a director’s power to vote on a proposal, arrangement or contract in which the director is materially interested;

•	the directors’ power to vote on compensation to themselves or any members of their body;

•	borrowing powers exercisable by the directors and how such borrowing powers can be varied;

•	retirement or non-retirement of directors under an age limit requirement; or

•	number of shares required for director’s qualification.

Corporate governance framework

Good Corporate Governance Practices

In light of the significant conceptual and regulatory progress made in modern corporate governance rules and standards, both in the United States and in Argentina, and recognizing the need to be aligned with the worldwide objectives of Telefónica and its worldwide subsidiaries (“Telefónica Group”) in the area of corporate governance, on December 17, 2002, our Board of Directors resolved to create an audit committee to promote and support the development of good corporate governance actions.

The principal guiding policies for corporate governance of the Telefónica Group are:

(i)	the maximization of our value in furtherance of shareholders’ interests;

(ii)	the material role of the Board of Directors or Management Committee in our conduct and management; and

(iii)	information transparency in our relationship with our employees, shareholders, investors and customers.

Audit Committee

Pursuant to the provisions set forth in the Regime of Transparency in Public Offerings as approved by Decree No. 677/01, companies whose shares are listed on the stock exchanges are required to create an Audit Committee. The Audit Committee is to hold sessions jointly with three or more members of the Board of Directors, whose majority must be made up by independent directors according to the criteria determined by the National Securities Commission.

Pursuant to the above, our Board of Directors resolved to:

1.	Create the Audit Committee as set forth in the Regime of Transparency in Public Offerings as approved by Decree No. 677/01 and General Resolution No. 400/02 of the National Securities Commission.

2.	Designate Messrs. Juan Ignacio López Basavilbaso, Ernesto Jaime Ferrer and Víctor José Díaz Bobillo as members of the Audit Committee. Víctor José Díaz Bobillo and Ernesto Jaime Ferrer are independent directors.

3.	Determine that the Audit Committee is to start holding sessions on May 28, 2004.

On June 14, 2004, the Audit Committee resolved to approve its Charter and on February 25, 2005 it approved its Action Plan for the fiscal year.

Among others, the duties of the Audit Committee are as follows: (a) to express an opinion on the proposal made by the Board of Directors regarding the designation of external auditors to be hired by the Company and to oversee their independence; (b) to supervise the operation of the Company’s internal control, administrative and accounting systems, as well as the reliability of the latter and of any financial information or other significant events; (c) to supervise the application of policies in relation to the Company’s risk management activities; (d) to supply the market with complete information about transactions in which there are conflicts of interest with directors, officers or controlling shareholders; (e) to express an opinion on the reasonableness of the directors’ fees and the stock option plans for directors and managers proposed by the Board of Directors; (f) to express an opinion on regulatory compliance issues and on the reasonableness of the terms and conditions of issuance of shares or securities convertible into shares in the event of a capital increase in which preemptive rights are excluded or restricted; (g) to verify compliance with any applicable rules of conduct; and (h) to issue an opinion, and the grounds for such opinion, in relation to transactions with related parties.

As a preliminary measure, on December 17, 2002, the Board of Directors had created an Audit and Control Committee. It was an interim committee and its term of office expired as soon as we, in accordance with the provisions set forth in Decree No. 677/01, set up the current Audit Committee.

Disclosure Committee

The Disclosure Committee of Telefónica Argentina is responsible for receiving, classifying and reviewing all corporate information in order to determine what should be released to the markets and arranging it in accordance with the features, terms and scope set forth in the local and foreign laws applicable to us. The Disclosure Committee’s functions and powers are governed by its internal regulations.

Market Disclosure Rules

(1) Along with Telefónica and pursuant to our statutory obligations, Telefónica Argentina and we have assumed a commitment of transparency to its and our shareholders, investors and the market in general, with a view to positioning the Telefónica Group as a forerunner in transparency policies.

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

Internal Rules of Conduct on Negotiable Securities

We, Cointel and Telefónica Argentina have established internal rules of conduct on negotiable securities for the purpose of restricting the execution of transactions involving negotiable securities of the Telefónica Group by the top management and other employees with access to privileged information. These rules provide for: (1) obligations to disclose deals in which the relevant person has a personal interest, (2) a prohibition against making deals using privileged information when the relevant person has a personal interest and (3) a prohibition against dealing with confidential information.

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

The Whistleblower Line and Procedures to Protect the Whistleblower

On November 10, 2004, the Board of Directors of Telefónica Argentina approved the Whistleblower Line and Procedures to Protect the Whistleblower in accordance with Section 301 of the Sarbanes-Oxley Act. It established procedures for the following:

(i)	the receipt, retention and treatment of complaints received by Telefónica Argentina regarding accounting, internal auditing controls, or auditing matters; and

(ii)	the confidential, anonymous submission by employees of Telefónica Argentina of concerns regarding questionable accounting or auditing matters.

The basic guidelines for the Whistleblower Hotline and Procedures to Protect the Whistleblower are:

•	Access and operation: The whistleblower hotline will be operational 24 hours a day and available for access through the Internet, mail, telephone or fax, and all issues will be treated as anonymous.

•	Internal notice: All employees of Grupo Telefónica will be notified of the existence of the whistleblower hotline;

•	Treatment of complaints: The corresponding area will keep a record of the complaints received and will report these complaints and the result of the investigations thereof to the Audit Committee;

•	Protection of the employee issuing the complaint: Employees issuing complaints will be protected according to applicable rules. This protection will continue even when the investigation reveals no evidence of fraud or other misconduct, provided that the employee has acted in good faith. To that effect, all complaints received are presumed to be made in good faith unless evidence to the contrary. Human Resources will be notified in the event a complaint is not made in good faith, and will proceed according to employment regulations or internal rules in force; and

•	External complaints: Whoever receives a complaint involving a fraud or any other misconduct by a shareholder, client or supplier must report it to the Internal Audit Corporate Manager in order to follow the corresponding procedures.

In addition, Telefónica Argentina recognizes the protection given to employees under Section 806 of the Sarbanes-Oxley Act, which establishes whistleblower protection for those employees who issue complaints or assist in the process of fraud detection.

Significant Differences Between Our Corporate Governance Practices and U.S. Companies’ Practices under New York Stock Exchange Listing Standards

For a comparison of the significant ways in which Telefónica de Argentina S.A.’s corporate governance policies differ from those followed by U.S. companies under New York Stock Exchange (“NYSE”) listing standards, please see our website at: http://www.telefonica.com.ar/corporativo/acercadetelefonica/estrategia/globiemo/20F.asp

Manual of Ethical Norms and Conduct

During the fiscal year the Manual of Ethical Norms and Conduct that describes the fundamental pillars on which conduct should be based and oriented was edited and published by Telefónica Argentina.

Appointment of Independent Directors

We currently have three members who meet the independence requirements established by applicable laws.

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

Management Contract

See “Item 7—Major shareholders and Related Party Transactions—Related Party Transactions—Telefónica Holding Advisory Agreement.”

Loan Agreement with TISA

On February 12, 2001, we received a loan from TISA in the amount of U.S.$530.1 million, which accrued interest at LIBOR plus a 2.25% per annum (“the margin”) for a term of one month, renewable automatically on a monthly basis unless the parties notify in writing, at least three days before due date, that they do not intend to renew the agreement. TISA is entitled to modify the margin provided it notifies us of this decision at least three business days before the end of each interest period. The funds borrowed from TISA were used to partially repurchase our negotiable obligations. Subsequently, on February 14, 2001, we made an early partial repayment to TISA of this loan for an amount of U.S.$37.9 million.

Through various amendments during the year 2004, we and TISA agreed that the principal maturity and interest capitalization will be semiannual, set the margin for the second period at 5.5% nominal per annum, which has remained unchanged for the following periods, and amended the loan agreement, eliminating the early termination event triggered by the existence of restrictions that could limit our ability to repay the debt with TISA. Additionally, during the January-March 2002 quarter, we received loans from Telefónica Argentina for U.S.$5.8 million (“the Dollar loans”). On April 26, 2002, we entered into an assignment agreement with Telefónica Argentina and TISA pursuant to which Telefónica Argentina assigned to TISA the Dollar loans in the amount of U.S.$5.8 million, which includes principal amount and accrued interest as of April 26, 2002. On December 28, 2004, our Board of Directors resolved to call a Special Shareholders’ Meeting on February 15, 2005, in order to resolve upon the partial capitalization of the loan held by TISA with us, for an amount of up to approximately Ps.2,046 million. On February 15, 2005, due to the capitalization described in Note 7.3. of the Holding Annual Financial Statements, we and TISA agreed to amend the loan agreements in effect as of such date in order to: (i) provide for the conversion to pesos of U.S.$622.5 million (Ps.1,785 million) which did not accrue interest as from February 15, 2005, and (ii) ratify that the residual amount of TISA’s credit for U.S.$20 million was subject to the same conditions as those agreed upon on December 27, 2004 (see Note 7.3. of the Holding Annual Financial Statements). On June 17, 2005, U.S.$7 million of the above-mentioned loan was cancelled. The remaining balance as of December 31, 2005 is approximately U.S.$13 million.

In obtaining the above-mentioned loan, we have assumed certain commitments, mainly involving limitations on the sale of assets, limitations on liens of certain assets, limitations on us or any of our affiliates becoming a party in merger or spin-off operations, with certain exceptions. In addition, the loan shall forthwith become due and payable: upon our defaulting on any of the commitments assumed under the loan agreement, in the event of any change in our controlling shareholder, if we or our affiliates are unable to comply with our obligations, changes in our main business activity, if we or any of our affiliates loses the government licenses obtained and if there are changes in our equity, economic and financial situation that due to their adverse nature may affect our ability to comply with the obligations assumed in the agreement or if there are restrictions that may limit our ability to repay our debts.

In relation to the loan’s balance in force as of December 31, 2005, for an amount of U.S.$13 million, TISA has advised to us that until the maturity of the loan date shall not consider that an acceleration event as defined in the agreements has taken place. Additionally, the above-mentioned loan agreement includes a ground of acceleration events in case certain court or extra-court proceedings are filed for an amount in excess of certain net equity percentages of us or relevant affiliate. We obtained a waiver in connection with those proceedings as of the date of issuance of this annual report, covering until the maturity of the loan date.

On December 28, 2004, the Board of Directors called a special shareholders’ meeting on February 15, 2005, to resolve upon the partial capitalization of the loan held by TISA with us, for an amount of up to approximately Ps.2,046 million.

On February 15, 2005 the special shareholders’ meeting approved the increase of the capital stock, for an amount of up to Ps.2,046 million, ratified the capital stock increase of Ps.2 million approved by the shareholders’ meeting of December 16, 2004 and delegated to our Board of Directors the setting of the final amount and other issuance conditions of such capital stock increase. The capital increase can be subscribed with (i) the partial capitalization of the loan held by TISA with us, (ii) the irrevocable capital contributions of TISA for future share subscriptions of Ps.2 million or (iii) cash. In this regard, in this special shareholders’ meeting, TISA expressed its intention to partially capitalize its loan for an amount of Ps.1,785 million. Such increase of capital was approved by the CNV in its Resolution N° 15,113 dated July 14, 2005 and by the BCBA on August 3, 2005, and for such reason, our Board of Directors at its meeting dated August 19, 2005 approved the opening of the preemptive subscription period for a term of 30 days, which expired on October 4, 2005. On October 6, 2005, the Board of Directors fixed the final amount of the capital increase at 1,787 million Class “B” common shares, which were fully subscribed and paid in as of such date; consequently, our stock capital was increased from 405 million to 2,192 million. At the date of this Annual Report, the above-mentioned capital stock increase is registered in the RPC.

As a result of this capital stock increase, we have reversed its negative shareholders’ equity situation and therefore, it is no longer under the conditions of Item 5 of Section 94 of the Law No. 19,550.

Notwithstanding the reversal of our negative shareholders’ equity situation, we are still subject to Section 206 of Law No. 19,550 because our cumulative losses exceed reserves and 50% of the capital stock. This situation was discussed at the General and Special Shareholders’ Meeting held on April 28, 2005. The shareholders, together with our Board of Directors, will take the necessary steps to address this situation.

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

As a result of the above, since early 2002, the exchange rate with the U.S. dollar has increased compared to the Argentine peso (the parity was originally one peso per U.S. dollar). As of December 31, 2005, the exchange rate had increased by 1.7% (Ps.3.032 per U.S. dollar).

Other regulations were issued subsequently, amending some of the above-mentioned regulations. The main aspects of such other regulations are:

(a) the Public Emergency and Exchange System Reform Law No. 25,561 established the pesification of utility tariffs originally denominated in U.S. dollars at an exchange rate of U.S.$1 to Ps.1 and authorized the National Executive Power to renegotiate such agreements (See Note 10.1 to the Consolidated Annual Financial Statements);

On February 15, 2006 Telefónica Argentina and the Argentine government, through the UNIREN, executed the Memorandum of Understanding 2006. After the procedures provided for in current regulations were met, this instrument will be the necessary background to execute the Protocol of Renegotiation of the Transfer Contract, as provided for in Law No. 25,561, section 9.

Among other aspects, the Memorandum of Understanding 2006 discusses the following main issues:

1)	Investments: Telefónica Argentina shall continue with investments aimed at the development and technological update of Telefónica Argentina’s network and new services;

2)	Service targets and long-term targets (see Item 4: “Information on the Company—Business Overview—Service Requirements”);

3)	Contractual compliance (see Item 4: “Information on the Company—Introduction”);

4)	Regulatory framework;

5)	Stay of actions and subsequent waiver of rights and withdrawal of actions (see Item 4: “Information on the Company—Business Overview—Revocability of Telefónica Argentina’s License”);

6)	Adjustment of incoming international calls in the local area through the application of a correction factor, so that the value referred to in section 37 of Annex II to Decree 764/00 undergoes a three-fold increase;

7)	Unification of the low-rate time band for local calls, national and international long-distance calls, which in the aggregate result in the application of lower discounts starting with the implementation of the Protocol of Renegotiation; and

8)	Equal treatment: In the context of the process to renegotiate the contracts, the National Government undertakes to treat us on the basis of terms reasonably similar to those afforded to other telecommunications companies participating in such process.

The Memorandum of Understanding 2006 will be submitted to a public hearing in order to promote the involvement of users and the community at large so that its terms and conditions will be based on a consensus to move forward with the execution of the Protocol of Renegotiation. The public hearing was held on April 28, 2006 in the city of Mar del Plata, Argentina. Additionally, the Memorandum of Understanding 2006 shall be subject to any further approvals required by currently applicable rules and regulations.

(b) an extension of the National Public Emergency situation until December 31, 2006; and

(c) suspension of dismissals without just cause and the establishment of penalties consisting of the payment of additional amounts equivalent to 50% of the termination pay set forth by labor regulations for employees dismissed without just cause, except in relation to personnel hired on or after January 1, 2003. This is how the Argentine government is proceeding with a stepwise reduction of the penalty formerly consisting of two times the applicable termination pay with the aim expressed in the law of fully eliminating this penalty if unemployment rates drop to less than 10%.

E.	Taxation

Not applicable.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We file annual reports on Form 20-F and furnish periodic reports on Form 6-K to the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. Anyone may read and copy any of these reports at the SEC’s public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Information on the operation of the public reference rooms is available by calling 1-800-SEC-0330. Documents filed since October 1, 2002 can be found on the EDGAR system on the SEC’s website, www.sec.gov.

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

As of December 31, 2004, our total bank and financial debt in foreign currency was the equivalent of U.S.$645 million. As of December 31, 2005, this amount had decreased to the equivalent of U.S.$21 million. The decrease was mainly due to the partial capitalization of the loan held by TISA with us in an amount equivalent to U.S.$622.5 million (Ps.1,785 million). Moreover, on June 17, 2005 we cancelled U.S.$7 million of the remaining TISA loan which was not capitalized. The impact of foreign exchange during 2005 on our net monetary position in foreign currency amounted to a gain of Ps.69 million, principally due to the capitalization above-mentioned. See Item 3: “Key Information—Selected Financial Data—Presentation of figures in constant Argentine pesos.” The variable interest rate, which is applicable for TISA loans, increased due to the higher LIBOR rate (LIBOR as of December 31, 2005 was 4.65%, compared to 2.78% as of December 31, 2004).

Set forth below is tabular information presented in our reporting currency, Argentine pesos, with respect to our net debt defined as Debt Obligations less Financial Assets (time deposits). The table reflects principal and related exchange rates, broken down in floating rate and fixed-rate debts.

SENSITIVITY TO INTEREST RATES AND EXCHANGE RATE

Net Debt Obligations as of December 31, 2005(1)(2)

	MATURITY DATES (millions of pesos)							FAIR VALUE (3)			Book Value
	2006	2007	2008	2009	2010	Subsequent	TOTAL	Underlying debt	Associated Derivatives	TOTAL
ARS(4)	(0)	—	—	—	—	—	(0)	(0)	—	(0)	(0)
Fixed Rate(4)	(0)	—	—	—	—	—	(0)	(0)	—	(0)	(0)
Interest Rate (%)	5.55
U.S.$	39	23	—	—	—	—	62	63	—	63	62 (6)
Floating Rate	39						39	39	—	39	39
Weighted Average Spread—Ref. Libor (%)(5)	5.50
Fixed Rate		23	—	—	—	—	23	24	—	24	23
Weighted Average Interest Rate (%)		9.75							—
TOTAL	39	23	—	—	—	—	62	63	—	63	62

(1)	Exchange rate as of December 31, 2005: Ps.3.032 = U.S.$1.00.

(2)	Total may not sum due to rounding.

(3)	We calculate the fair value as follows:

a)	Outstanding debt with related parties. As it is short-term debt, and the interest rates have been settled recently, the fair value is equal to its carrying amount.

b)	U.S. dollar Bonds: The bonds are valued at market price (including accrued interest) as of December 31, 2005.

The market values indicated may not be indicative of a trend or of values in the mid-term future.

(4)	Less than 1 million.

(5)	Is the weighted average interest rate of the outstanding debt as of each date less six months U.S.$ LIBOR as of December 31, 2005 (4.65%).

(6)	Excludes Ps.1 million of accrued interest included in bank and financial payables in Holding Annual Financial Statements as of December 31, 2005

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

Interest Rate Sensitivity. We intend to make interest payments under the remaining debt instruments after the capitalization periodically during the term of debt through maturity. The table set forth above does not reflect any prepayment or refinancing of indebtedness that may occur from time to time. Weighted average variable rates in the table are based on LIBOR as of December 31, 2005 (4.65%), which was lower than LIBOR as of May 5, 2006 (5.28%) due to the increase on prevailing interest rates following significant increases in U.S. rates by the U.S. Federal Reserve Board. The amounts of debt scheduled to be serviced in fiscal year 2006 corresponds to the TISA Loan. As of December 31, 2005, TISA debt obligations had terms that provide for variable interest rates, while the outstanding 2007 Notes had a 9.75% fixed coupon.

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

Our chairman and our chief financial officer are responsible for establishing and maintaining our disclosure controls and procedures.

Our chairman and our chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in the U.S. Securities Exchange Act of 1934 under Rule 13a -15(e)) as of the end of the period covered by this Form 20-F, have concluded that, as of such date, our disclosure controls and procedures were effective.

There were no significant changes in our internal controls over financial reporting that occurred during the year ended December 31, 2005 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[RESERVED].

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT.

Our Board of Directors has determined that Mr. Juan Ignacio López Basavilbaso, member of our Audit Committee, meets the requirements of an “audit committee financial expert”, as defined by the SEC. Mr. Basavilbaso is not an independent director.

ITEM 16B.	CODE OF ETHICS.

We have adopted the Rules of Conduct for the Financial and Accounting Departments of the Telefónica Group in Argentina, which are incorporated by reference from our Annual Report on Form 20-F for the fiscal year ended 2005. The Rules of Conduct apply to the presidents and general managers (where applicable) of Telefónica Argentina and of each of the corporations that form part of the Telefónica Group in Argentina, and to certain other management personnel, including Corporate Directors, Department Directors and Managers and persons holding similar office.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES.

Ernst & Young acted as our independent auditor from April 2005 and for the fiscal year ended December 31, 2005. Deloitte acted as our independent auditor for the year 2004 and until April 2005. The chart below sets forth the fees for services performed by Ernst & Young in 2005 and Deloitte in 2005 and 2004 (including related expenses), and breaks down these amounts by category of service in millions of pesos in historical amounts:

Total Fees
	Ernst & Young	Deloitte	Deloitte
	As From April 2005	2005	Fiscal Year Ended 2004

Audit Fees*	Ps.0.341	Ps.0.128	Ps.0.447

Audit-Related Fees	Ps.—	Ps.—	Ps.0.019

Tax Fees	Ps.—	Ps.0.028	Ps.0.007

All Other Fees	Ps.—	Ps.—	Ps.—

Total	Ps.0.341	Ps.0.156	Ps.0.473

*	Fees for audit of financial statements included in Form 20-F corresponding year.

Audit Fees

Audit fees are fees agreed upon (including related expenses) for the audit of our Annual Financial Statements and for the reviews of our quarterly financial statements submitted on Form 6-K, including the review of our Annual Report, other SEC and CNV presentations (such as the offering circulars for the exchange offers and the issuance of certification of filing before governmental offices.

Audit-Related Fees

Audit-related fees in 2005 and 2004 include fees related to services not required by any statute or regulation concerning financial accounting and reporting standards.

Tax Fees

Tax fees in 2004 were related to services agreed-upon for tax compliance.

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

Therefore, the Board has established the guidelines for a formal policy which will establish the basis for the engagement of our external auditor to provide audit services and permissible non-audit services. These guidelines include:

(1) Service categories: The services to be provided by the external auditing firms shall be classified into the following categories:

Permitted Services:

•	External audit services: These services are inherent in the role of an independent auditor and include the review and interpretation of accounting principles and their application, the review of adequate support to financing, similar transactions and other services disclosed in our annual reports or financial statements on which the external auditors shall issue an opinion. These services shall be preapproved by the Audit Committee on an annual basis.

•	Audit related services: These services are outside the normal scope of external audit services but, for reasons of convenience and efficiency, may be performed by our external auditors because of their extensive knowledge of our annual financial information.

•	Taxes: Although these services are expressly permitted and do not have an adverse effect on the independence of external auditors, an assessment of the consulting firm ultimately engaged shall be made in each case and specifically approve to retention.

Nonpermitted Services: Nonpermitted services are those services that may not be provided by auditing firms as they are considered incompatible with the role of an independent auditor.

(2) Extension of the policy and approval intervals: This policy is applicable to us and to our subsidiaries Cointel and Telefónica Argentina and it establishes the requirements for its annual approval or the periodicity that will be in accordance with the changes introduced to applicable regulations.

(3) Responsibility: It was established that the responsibility for ensuring that our external auditors are engaged only to provide such services as may be compatible with the maintenance of their independence shall rest with the Audit Committee or the Board of Directors.

(4) Reporting Duties: Upon the implementation of this policy, the auditing firm, as the case may be, shall report to us annually regarding the services provided during the year, which shall qualify under pre-approved categories, for assessment by our Board of the compliance with the conditions of independence for the provision of services in accordance with the policy defined herein, local regulations and applicable U.S. legislation. We shall, in turn, prepare a detail of the fees paid to the auditing firm, as the case may be, for auditing and other services provided, for inclusion in the annual financial statements or annual reports.

(5) Delegation: The power to grant pre-approvals of permitted services according to applicable regulations shall be granted to a Board member fulfilling the independence requirements. These decisions shall be reported to the Board during the first meeting convened after the granting of pre-approval.

(6) Approval of services: External auditing and other related services and tax services were pre-approved by the Board of Directors in detail.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

None.

PART III

ITEM 17.	FINANCIAL STATEMENTS

The Registrant has responded to Item 18 in lieu of responding to this Item.

ITEM 18.	FINANCIAL STATEMENTS

The Index to the financial statements contained herein begins on page F-1.

ITEM 19.	EXHIBITS

Exhibit No.	Description
1.1	English translation of the Estatutos (bylaws) of Telefónica Holdings de Argentina S.A. (the “Company”), as amended to date of filing.(1)

2.1	Form of Indenture dated as of February 24, 1997, between the Company and The Bank of New York, as trustee, co-registrar, paying agent and transfer agent, together with a Supplemental Indenture dated as of December 19, 1997.(1)

2.2	Indenture dated as of July 31, 1997, among Compañía Internacional de Telecomunicaciones S.A. (“Cointel”), The Bank of New York and The Bank of New York S.A. (succeeded by Banco Río de la Plata S.A.), as registrar, paying agent and transfer agent.(2)

2.3	First Supplemental Indenture dated January 17, 2001, between Cointel and The Bank of New York, as trustee, co-registrar, paying agent and transfer agent.(3)

2.4	Indenture dated as of November 3, 1994 among Telefónica de Argentina S.A. (“TASA”), Bankers Trust Company, as trustee, co-registrar and principal paying agent, The Chase Manhattan Bank, N.A., as registrar and Bankers Trust S.A., Agente del Mercado Abierto, as paying agent.(4)

2.5	First Supplemental Indenture dated January 17, 2001, between TASA and Bankers Trust Company.(5)

4.1	Framework Agreement, dated April 21, 1997, between T.I. Telefónica Internacional de España, S.A. and the Company, together with a modification thereto dated January 8, 1998 (English Translation).(1)

4.2	Shareholders’ Agreement, dated April 21, 1997, between Telefónica International Holding B.V., the Company and Southtel Equity Corporation (English Translation).(1)

4.3	Modification Agreement, dated April 24, 1997, among Telefónica de España S.A. (“TESA”), Telefónica de España S.A., Sucursal Argentina, Telefónica International Holding B.V., Teching Compañía Técnica Internacional S.A.C.I. and Inversora Catalinas S.A. (English Transaction).(1)

4.4	Management Contract, dated November 8, 1990, between TASA and TESA, with an English summary.(6)

4.5	Financial Services Agreement, dated April 24, 1997, between TESA and the Company (English Translation).(1)

4.6	Loan Agreement dated February 12, 2001 between the Company and Telefónica Internacional, S.A. (English Translation).(7)

4.6.1	Amendment to the Loan Agreement dated February 12, 2001 between the Company and Telefónica Internacional, S.A., dated January 11, 2002 (English Translation).(8)

4.7	Memorandum of Understanding 2006.

Exhibit No.	Description
8.1	List of Subsidiaries of Telefónica Holding de Argentina S.A.

11.1	Rules of Conduct for the Financial and Accounting Departments of the Telefónica Group in Argentina (English Translation).(9)

12.1	Section 302 Certification of the Chairman.

12.2	Section 302 Certification of the Chief Financial Officer.

13.1	Section 906 Certification of the Chairman.

13.2	Section 906 Certification of the Chief Financial Officer.

(1)	Incorporated by reference to the Company’s Registration Statement on Form F-4 (Registration No. 333-8280).

(2)	Incorporated by reference to the Registration Statement on Form F-4 of Compañía Internacional de Telecomunicaciones S.A. (Registration No. 333-8314).

(3)	Incorporated by reference to the Annual Report on Form 20-F of Compañía Internacional de Telecomunicaciones S.A. for the year ended September 30, 2002.

(4)	Incorporated by reference to the Registration Statement on Form F-4 of Telefónica de Argentina S.A. (Registration No. 33-84414).

(5)	Incorporated by reference to the Annual Report on Form 20-F of Telefónica de Argentina S.A. for the year ended September 30, 2001.

(6)	Incorporated by reference to the Registration Statement on Form F-1 of Telefónica de Argentina S.A. (Registration No. 33-70982).

(7)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2000.

(8)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2001.

(9)	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2005.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TELEFÓNICA HOLDING DE ARGENTINA S.A.

By:	/s/ José María Alvarez-Pallete López
Name:	José María Alvarez-Pallete López
Title:	Chairman
Dated:	May 12, 2006

TELEFÓNICA HOLDING DE ARGENTINA S.A.

Financial Statements as of December 31, 2005 and 2004

and for the years ended December 31, 2005, 2004 and 2003

COMPAÑÍA INTERNACIONAL DE TELECOMUNICACIONES S.A.

Consolidated Financial Statements as of December 31, 2005 and 2004

and for the fiscal years ended December 31, 2005, 2004 and 2003

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Telefónica Holding de Argentina S.A.

1.	We have audited the accompanying balance sheet of Telefónica Holding de Argentina S.A. (the “Company” or “Telefónica Holding”) as of December 31, 2005, and the related statements of operations, changes in shareholders’ equity and cash flows for the year then ended; all expressed in constant Argentine pesos (Note 2.3.). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

2.	We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3.	In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Telefónica Holding as of December 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles in the City of Buenos Aires, Argentina, and the pertinent regulations of the Argentine Business Association Law and the Argentine National Securities Commission, which vary in certain significant respects from US generally accepted accounting principles to the extent summarized in Note 10. to the accompanying financial statements.

4.	The accompanying financial statements as of December 31, 2005 have been prepared assuming that the Company and its jointly controlled subsidiary Cointel will continue as a going concern. As further explained in Note 2.5.b) to the accompanying financial statements, as of December 31, 2005, Cointel’s unconsolidated current assets are lower than its unconsolidated current liabilities by $1,640 million, the latter including 99.5% ($1,632 million) of debt owed to Telefónica Internacional, S.A. (“TISA”), one of Cointel’s shareholders. Consequently, as of the issuance date of the accompanying financial statements, Cointel´s ability to meet its short term obligations will depend on TISA continued refinancing of the loans granted to Cointel, or on obtaining other financing from related or unrelated parties, which up to date are not available in sufficient amounts to Cointel. These conditions raise substantial doubt about Cointel and consequently, the Company’s ability to continue as a going concern. The accompanying financial statements as of December 31, 2005 do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

5.	As discussed in Note 2.4. to the accompanying financial statements, during 2005, the Company early adopted new professional accounting standards approved by the Professional Council of Economic Sciences of the City of Buenos Aires of Argentina.

Buenos Aires,

May 9, 2006

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.

/s/ Rosana E. Serio
ROSANA E. SERIO
Partner

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of

Telefónica Holding de Argentina S.A.

1.	We have audited the accompanying balance sheet of Telefónica Holding de Argentina S.A. (the “Company”, an Argentine corporation) as of December 31, 2004 and the related statements of operations, changes in shareholders’ equity and cash flows for the fiscal years ended December 31, 2004 and 2003, prepared in accordance with generally accepted accounting principles in Argentina approved by the Professional Council of Economic Sciences of the City of Buenos Aires (“CPCECABA”) applicable to the Company, except for the matter mentioned in paragraph 5 of this report , as required by Argentine regulation.

2.	The financial statements mentioned in paragraph 1. are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audit.

3.	We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

4.	As described in Notes 2.4 and 4.b), the previously issued consolidated financial statements for fiscal years 2004 and 2003 have been restated by the Company to give retroactive effect to: i) the early adoption during fiscal year 2005 by the Company and its joint controlled company Compañía Internacional de Telecomunicaciones S.A. (“Cointel”) and Cointel’s subsidiary Telefónica de Argentina S.A. (“Telefónica”) of certain new professional accounting principles approved by the CPCECABA of Argentina, and ii) the classification as discontinued operations of balances and results relating to the Telefónica’s subsidiary Telinver S.A., which was sold during 2005.

5.	As explained in note 2.3 to the accompanying financial statements, Decree No. 664/03 of the National Executive Power and General Resolution No. 441/03 of the Comisión Nacional de Valores (CNV) suspended the application of the method for inflation adjustment as from March 1, 2003. In accordance with generally accepted accounting principles in Argentina as adopted by the CPCECABA, the requirement to restate the financial statements to reflect the effects of inflation was in effect until September 30, 2003. In compliance with the provisions of Decree No. 664/03 of the National Executive Power and General Resolution No. 441/03 of the CNV, the financial statements of the Company have been restated for inflation through February 2003. The Company also indicates in such note 2.3 that had the financial statements been restated for inflation in accordance with generally accepted accounting principles in Argentina as adopted by the CPCECABA, the Company’s negative shareholders’ equity and net income for the fiscal year ended December 31, 2003, after the retroactive application of the adjustments mentioned in paragraph 4, would have amounted to approximately $694 million and $140 million, respectively. The Company states in note 2.3 that this effect as of and for the fiscal year ended December 31, 2004 is not significant.

6.	As described in note 4.b) to the accompanying financial statements, since the beginning of 2002 Telefónica has been unable to raise its regulated service rates due to the provisions of both the Economic Emergency Law N° 25,561 and the Renegotiation of Contracts Law N° 25,790. Note 4.b) to the financial statements also describes that although Telefónica has adopted several measures to mitigate the current impact of this situation, and certain indicators of the Argentine economy are currently showing favorable signs, future operating conditions might not continue to be stable to the extent that in the event of new developments in the economic context the regulatory framework may fail to establish the rules to allow reinstating the balance of the variables that constitute Telefónica’s economic and financial equation. The Company has also stated in note 4.b) that, if a future regulatory framework was not to provide for the rates to change at a pace allowing balancing the Telefónica’s economic and financial equation, such rate schedule could have an adverse impact on Telefónica’s financial position and future results of operations.

7.	In our opinion, the financial statements mentioned in paragraph 1 present fairly, in all material respects, the financial position of the Company as of December 31, 2004 and the results of its operations and its cash flows for the fiscal years ended December 31, 2004 and 2003, in conformity with generally accepted accounting principles in Argentina approved by the CPCECABA, except for the lack of restatement of the financial statements to reflect the effects of inflation until September 30, 2003 as described in paragraph 5 of this report.

8.	The financial statements referred to in paragraph 1 have been prepared assuming that the Company and Cointel will continue as going concerns. As described in note 8 to the accompanying financial statements, as of December 31, 2004, the Company had, prior to the change of balances of prior years according to note 2.4, a negative shareholders’ equity of $1,112 million, and it was under the conditions for dissolution due to the loss of its capital stock set forth in item 5 of section 94 of the Argentine Business Associations Law No. 19,550 (“LSC”). Note 8 also states that as a result of the capital stock increase during 2005 for an amount of $1,787 million, the Company is no longer under the conditions of item 5 of section 94 of the LSC. Likewise, as explained in note 4.a) to the accompanying financial statements, as of December 31, 2004, Cointel’s unconsolidated current assets were lower than its unconsolidated current liabilities by $1,459 million. The current liabilities include a 99.6% ($1,454 million) of debt owed to Telefónica Internacional, S.A. (“TISA”), the controlling shareholder of the Company. Consequently, as of the date of issuance of this report, Cointel’s ability to meet its short term liabilities depends on TISA’s continued refinancing of the loans granted to Cointel, or on the obtainment of other financing from related or unrelated parties, which up to date are not available in sufficient amounts for Cointel. The above-mentioned uncertainty related to the financial situation of Cointel raises a substantial doubt about the ability of Cointel and, consequently, of the Company to continue as going concerns. The financial statements referred to in paragraph 1 of this report do not include any adjustments or reclassifications that might result from the outcome of such uncertainty.

9.	Accounting principles generally accepted in Argentina followed by the Company (see paragraph 1 of this report) vary in certain significant respects from generally accepted accounting principles in the United States of America. The application of the latter would have affected the determination of net (loss) income for the fiscal years ended December 31, 2004 and 2003, and the determination of accumulated deficit and financial position as of December 31, 2004, to the extent summarized in note 10.

Buenos Aires, Argentina, May 9, 2006

DELOITTE & Co. S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 – F° 3

/s/ Alberto A. Allemand
ALBERTO A. ALLEMAND
(Partner)
Certified Public Accountant – U.B.A.
C.P.C.E.C.A.B.A. Vol. 103 – F° 223

Deloitte refers to one or more of Deloitte Touche Tohmatsu, a Swiss Verein, its member firms, and their respective subsidiaries and affiliates. As a Swiss Verein (association), neither Deloitte Touche Tohmatsu nor any of its member firms has any liability for each other´s act or omissions. Each of the member firm is a separate and independent legal entity operating under the names “Deloitte”, “Deloitte & Touche”, “Deloitte Touche Tohmatsu”, or other related names. Services are provided by the member firms or their subsidiaries or affiliates and not by the Deloitte Touche Tohmatsu Verein.

TELEFONICA HOLDING DE ARGENTINA S.A.

Registered Address: Av. Ingeniero Huergo 723 - Ground floor, City of Buenos Aires

FISCAL YEARS No. 30, No. 29 AND No. 28

BEGINNING JANUARY 1, 2005, 2004 AND 2003

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005 AND 2004

AND FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

Principal business of the Company: Direct or indirect participation in businesses related to the areas of telecommunications, media and energy.

Registration with the Public Registry of Commerce:

•	Of the articles of incorporation: October 25, 1976.

•	Of the last change to the bylaws: July 11, 2003.

Registration number with the “Inspección General de Justicia” (“IGJ”, the governmental regulatory agency of corporations): 6,133.

Duration of the corporation: through October 24, 2075.

Fiscal year-end: December 31.

Controlling company:

Name: Telefónica Internacional, S.A.

Registered address: Av. Ingeniero Huergo 723 - Ground floor, City of Buenos Aires.

Principal business: Investment activities.

Controlling shareholding percentage of the Company’s capital stock: 99.99%. (1)

Controlling shareholding percentage of the Company’s total votes: 99.99%. (1)

Capital stock: See Note 7.1.

(1)	See Note 7.3.

MARIO EDUARDO VAZQUEZ
Vicepresident
acting as Chairman

TELEFONICA HOLDING DE ARGENTINA S.A.

BALANCE SHEETS

AS OF DECEMBER 31, 2005 AND 2004 (1)

Amounts stated in millions of Argentine pesos restated as described in Note 2.3.

	2005	2004
CURRENT ASSETS
Other receivables (Note 3.1.)	27	27

Total current assets	27	27

NONCURRENT ASSETS
Other receivables (Note 3.1.)	—	—
Intangible assets (Note 2.5.c)	—	—
Investments (Note 3.2.)	750	597

Total noncurrent assets	750	597

Total assets	777	624

CURRENT LIABILITIES
Bank and other financial payables (Note 3.4.)	39	1,897
Trade payables	1	1
Taxes payable	1	2
Other payables	3	3

Total current liabilities	44	1,903

NONCURRENT LIABILITIES
Bank and other financial payables (Note 3.4.)	23	22

Total noncurrent liabilities	23	22

Total liabilities	67	1,925
SHAREHOLDERS’ EQUITY (per related statements)	710	(1,301)

Total liabilities and shareholders’ equity	777	624

(1)	The balance sheet as of December 31, 2004 has been retroactively restated due to application of new accounting principles and discontinued operations. See notes 2.4.

The accompanying Notes 1. to 12. are an integral part of these financial statements.

MARIO EDUARDO VAZQUEZ
Vicepresident
acting as Chairman

TELEFONICA HOLDING DE ARGENTINA S.A.

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003 (1)

Amounts stated in millions of Argentine pesos, except for earnings per share,

which are stated in Argentine pesos, restated as described in Note 2.3.

	December 31,
	2005	2004	2003
INCOME / (LOSS) FROM CONTINUING OPERATIONS
Equity interests in Section 33 - Law No. 19,550 companies - Continuing operations (Note 3.6.) (4)	120	(133)	95
Other income relating to Section 33 - Law No. 19,550 companies and related parties (Notes 2.5.f) and 5.a)	37	33	40
Administrative expenses (Note 12.4.)	(5)	(2)	(2)
Holding and financial income / (loss) On liabilities (2)
Exchange differences	69	(31)	255
Interest	(28)	(166)	(174)

Net income / (loss) for the year from continuing operations before income tax and tax on minimum presumed income	193	(299)	214
Income tax and tax on minimum presumed income (Note 2.5.d)	—	—	—

Net income / (loss) from continuing operations	193	(299)	214

INCOME /(LOSS) FROM DISCONTINUED OPERATIONS NET OF TAX
Equity interests in Section 33 - Law No. 19,550 companies - Discontinued operations (Note 3.6.) (4)	33	(1)	4

Net income / (loss) for the fiscal year	226	(300)	218

Earning / (loss) per share from continuing operations (Note 2.5.g) (3)	0.23	(0.74)	0.53
Earning / (loss) per share from discontinued operations (Note 2.5.g) (3)	0.04	—	0.01

Earning / (loss) per share for the fiscal year (Note 2.5.g) (3)	0.27	(0.74)	0.54

Weighted average number of shares	2,191,519,529	406,729,360	404,729,360

(1)	See Note 2.4.

(2)	Corresponds mainly to financial payables.

(3)	Basic and diluted.

(4)	Section 33 of Law 19,550 relates to the definition of related parties.

The accompanying Notes 1. to 12. are an integral part of these financial statements.

MARIO EDUARDO VAZQUEZ
Vicepresident
acting as Chairman

TELEFONICA HOLDING DE ARGENTINA S.A.

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003 (1)

Amounts stated in millions of Argentine pesos restated as described in Note 2.3.

Description	Outstanding capital stock		Comprehensive adjustment to capital stock	Premium on share issue	Irrevocable capital contributions for future share subscriptions	Comprehensive adjustment to irrevocable capital contributions	Other contributions	Legal reserve	Accumulated deficit	Total
	Authorized for public offering	Pending of issue (3)
Balance as of December 31, 2002	405	—	484	172	2	2	19	71	(2,172)	(1,017)
Balance modification (see Note 2.4.)	—	—	—	—	—	—	—	—	(190)	(190)

Modified balance as of December 31, 2002	405	—	484	172	2	2	19	71	(2,362)	(1,207)
Transition adjustment due to the application of the new accounting principles in Telefónica (2)	—	—	—	—	—	—	—	—	(12)	(12)
Net income for the fiscal year ended December 31, 2003	—	—	—	—	—	—	—	—	218	218

Balance as of December 31, 2003	405	—	484	172	2	2	19	71	(2,156)	(1,001)
Capitalization of irrevocable capital contribution according to the General and Special Class “B” Shareholders’ Meeting dated December 16, 2004 (3)	—	2	2	—	(2)	(2)	—	—	—	—
Net loss for the fiscal year ended December 31, 2004	—	—	—	—	—	—	—	—	(300)	(300)

Balance as of December 31, 2004	405	2	486	172	—	—	19	71	(2,456)	(1,301)
Capital increase in accordance with the Shareholders’ Meeting dated February 15, 2005 and Board of Directors dated October 6, 2005. (3)	1,787	(2)	—	—	—	—	—	—	—	1,785
Net income for the fiscal year ended December 31, 2005	—	—	—	—	—	—	—	—	226	226

Balance as of December 31, 2005	2,192	—	486	172	—	—	19	71	(2,230)	710

(1)	See Note 2.4.

(2)	Adjustment of balance at the beginning of the year of accumulated deficit due to the application for the first time of the accounting rule for measuring derivative financial instruments in Telefónica.

(3)	See Note 7.3.

The accompanying Notes 1. to 12. are an integral part of these financial statements.

MARIO EDUARDO VAZQUEZ
Vicepresident
acting as Chairman

TELEFONICA HOLDING DE ARGENTINA S.A.

STATEMENTS OF CASH FLOWS (1)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003 (2)(4)

Amounts stated in millions of Argentine pesos restated as described in Note 2.3.

	December 31,
	2005		2004	2003
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents at end of year	—		—	—
Cash and cash equivalents at beginning of year	—		—	3

Decrease in cash and cash equivalents	—		—	(3)

Causes of changes in cash and cash equivalents
Cash flows from operating activities:
Net income / (loss) for the fiscal year	226		(300)	218
Adjustments to reconcile net income / (loss) for the fiscal year to net cash flows from operating activities:
Equity interest in Section 33 LSC companies	(153)		95	(138)
Amortization of goodwill	—		39	39
Holding and Financial (income) / loss	(44)		197	(81)
Changes in assets and liabilities:
Other receivables	—		—	3
Taxes payable	(1)		—	(1)

Total cash flows provided by operating activities	28		31	40

Cash flows used in financing activities:
Repayments of loans	(20	)(3)	—	—
Interest paid	(8)		(31)	(43)

Total cash flows used in financing activities	(28)		(31)	(43)

Decrease in cash and cash equivalents	—		—	(3)

(1)	Cash and cash equivalents with original maturity not exceeding three months are considered to be cash and cash equivalents.

(2)	See Note 2.4.

(3)	Net of 1,785 converted to additional shares (see Note 7.3)

(4)	Prepared consistently with International Accounting Standard No. 7.

The accompanying Notes 1. to 12. are an integral part of these financial statements.

MARIO EDUARDO VAZQUEZ
Vicepresident
acting as Chairman

TELEFONICA HOLDING DE ARGENTINA S.A.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2005, 2004 AND 2003

Amounts stated in millions of Argentine pesos (except where expressly indicated that figures are stated in Argentine pesos or other currency)

1.	OPERATIONS OF THE COMPANY

Telefónica Holding de Argentina S.A. (“the Company”) is primarily engaged, through the jointly-controlled companies in the telecommunications business (“Telecommunications Business”) in Argentina .

As of December 31, 2005, the Company conducts its Telecommunications Business through its 50.0% of common capital stock in Compañía Internacional de Telecomunicaciones S.A. (“Cointel”) (see Note 4.a), which controls the outstanding capital stock of Telefónica de Argentina S.A. (“Telefónica”) through its ownership interest in 100% of Telefónica’s Class “A” shares (see Notes 4.a) and b) and 6.2.a).) and 40.2 million Class “B” shares of Telefónica which represents approximately 62.5% and 2.3%, respectively, of Telefónica’s outstanding capital stock.

Additionally, as of December 31, 2005, the Company holds a 6.98% ownership interest in Atlántida Comunicaciones S.A. (“Atco”) (see Note 4.c). Atco is a holding company with a direct and indirect interest in broadcast television companies and in radio stations. Likewise, the Company holds a 1.76% ownership interest in AC Inversora S.A. (“AC”). AC is a holding company, which until July 4, 2002, had indirect interest in broadcast television companies (see Note 4.d).

As of December 31, 2005, as a result of several transactions described below in “Agreement between the Company’s Former Principal Shareholders and Telefónica, S.A. (“TSA”)” and in Note 7.2., Telefónica Internacional, S.A. (“TISA”)’s equity interest in the Company amounts to 99.99%.

Agreement between the Company’s Former Principal Shareholders and TSA

On April 11, 2000, certain affiliates of Hicks, Muse, Tate & Furst, Inc. (“Hicks Muse”), including HMTF – Argentine Media Investments Ltd. (“HMTF”), República Holdings Ltd. (“República Holdings”), International Investments Union Ltd. (“IIU”) (“HMTF Affiliates”) and International Equity Investments, Inc. (“IEI”), a Citibank N.A. subsidiary, (together with HMTF Affiliates, the “Former Principal Shareholders” and from now on the “Participating Shareholders”) and TSA (“the Parties”) signed into a Stock Exchange Agreement (the “Stock Exchange Agreement”, and from now on “the Contract”) whereby, after certain precedent conditions were met, on December 15, 2000, the Participating Shareholders transferred to TSA 80.9% of the Company’s capital stock, representing 84.7% of the Company’s total votes, in exchange for TSA common shares issued. On June 29, 2001, TSA informed the Company that on May 8, 2001, it transferred to its subsidiary TISA, all of its equity interest as of such date.

As part of the Contract, and according to the transactions provided therein and in certain related agreements, Southtel Holdings S.A. (“Shosa”), a company previously controlled by the Company, reimbursed the Company’s irrevocable capital contributions, which included, among other: (a) Shosa’s 26.8% ownership interest in Atco (see Note 4.c), (b) Shosa’s 26.8% ownership interest in AC and (c) Shosa’s 20% ownership interest in Torneos y Competencias S.A. (“TyC”), including the net book value of the related goodwill as of September 30, 2000. On December 15, 2000, the Company transferred to ACH Acquisition Co. (“ACH”) its ownership interest in Shosa, whose main asset as of that date was its ownership interest in Cablevisión S.A. and its main liabilities were a loan of US$135.9 million made to Shosa by ACH, and other liabilities of approximately US$27 million. The Shosa’s selling price was US$395.3 million, and was collected through a promissory note issued by ACH (the “Promissory Note”).

Additionally, as part of the Contract, and according to the transactions provided therein and in certain related agreements, the Company paid off its financial liabilities except for the amounts payable related to the Negotiable Obligations for US$500 million issued on February 24, 1997, under the US$500 million Program (see Note 9.), and sold its ownership interests in related companies and in certain related assets, except for its ownership interests in Cointel, Atco and AC and the agreement described in Note 5.c.(i).

As of the date of these financial statements, the Company is not aware of any fact that could have an adverse effect on the Company’s business, financial conditions or results of operations, related with the transactions described previously in this note.

2.	BASIS OF PRESENTATION AND ACCOUNTING PRINCIPLES APPLIED

The Company applied the valuation, presentation and disclosure criteria established by professional accounting principles applicable to the Company and approved by the CPCECABA (“Argentine GAAP”), which, in their application to the transactions and the balances included in these financial statements, and except for the matter mentioned in note 2.3. with respect to the corresponding amount as of December 31, 2003 do not differ significantly from the valuation criteria established by the National Securities Commission (“CNV”) regulations.

2.1.	Financial statements required in Argentina

In accordance with generally accepted accounting principles and current legislation in Argentina, the presentation of the parent company’s individual financial statements is required. Proportional consolidated financial statements are to be included as supplementary information to the individual financial statements. RT No. 4 “Consolidation of financial statements”, modified by RT No. 19, requires that companies having “Joint control” over investments present supplementary information of such companies following the proportional consolidation method. Therefore, since the Company has “Joint control” over Cointel (see Note 2.5.b)), for local reporting purposes, the Company should consolidate (in proportion to its equity interest in Cointel), line by line, their balance sheets as of December 31, 2005 and 2004, and their statements of operations and cash flows for the years ended December 31, 2005, 2004 and 2003, with the consolidated balance sheet, statements of operations and cash flows included in the consolidated financial statements of Cointel and its subsidiary Telefónica as of such dates. For the purpose of these financial statements, the Company presents its unconsolidated financial statements as of December 31, 2005 and 2004 and for the years ended December 31, 2005, 2004 and 2003. Presentation of the proportional consolidated financial statements as of December 31, 2005, 2004 and 2003 has been omitted, since it is not permitted by the Securities and Exchange Commission of the United States of America (“SEC”).

2.2.	Basis of presentation

The financial statements of the Company as of December 31, 2005 and 2004 and for the years ended December 31, 2005, 2004 and 2003 have been prepared in accordance with generally accepted accounting principles in Argentina applicable to the Company adopted by the Professional Council of Economic Sciences of the City of Buenos Aires (“CPCECABA”) and are presented in constant Argentine pesos (see Note 2.3.). These financial statements also include certain additional disclosures in order to conform with the SEC. A description of the significant differences between Argentine GAAP and generally accepted accounting principles in the United States of America (“US GAAP”) is set forth in Note 10.

As a consequence of the disposal of Telefónica’s equity interest in Telinver S.A., the equity interest in Section 33 – Law No. 19,550 companies is disclosed considering the disposal previously mentioned (see Note 4.b)).

2.3.	Presentation of financial statements in constant Argentine Pesos.

Until the three-month period ended March 31, 2002, the Company’s financial statements had been prepared recognizing the effects of changes in the purchasing power of money through August 31, 1995 (maintaining the restatements recorded until that date), by the restatement of amounts to constant pesos, by means of the application of the restatement method in constant currency as set forth by the Argentine Federation of Professional Council in Economic Sciences (“FACPCE”) in effect as of that date. Effective September 1, 1995, for Argentine GAAP purpose, and considering the economic stability conditions at that moment, and according to the requirements of the CNV, the Company had discontinued the application of the restatement method. This accounting criterion was accepted by Argentine GAAP until December 31, 2001.

In 2002, as a result of the new inflationary conditions and the changes to the Argentine economic model resulting from the enactment of the Public Emergency and Exchange System Reform Law, the Professional Council of Economic Sciences of the City of Buenos Aires (“CPCECABA”) approved the reinstatement of inflation accounting in financial statements for fiscal years or interim periods ended as from March 31, 2002 in accordance with Argentine professional accounting principles, and provided that all recorded amounts restated by changes in the general purchasing power until the suspension of such adjustments and any other amounts originated in transactions during the stability period are to be considered stated in currency of December 2001.

Decree No. 1,269/02 of the National Executive Power (“PEN”) and later Resolution No. 415/02 of the CNV, reestablished the requirement of presentation of financial statements in constant currency. Nevertheless, in 2003, Decree No. 664/03 of the PEN and the later Resolution No. 441/03 of the CNV set forth again that as from March 1, 2003, the restatement of financial statements in constant currency should be discontinued.

On December 2, 2003, under Resolution CD No. 190/03 the CPCECABA discontinued the application of the restatement of financial statements in constant currency due to inflation as set forth in professional accounting from October 1, 2003, since the CPCECABA considered that the conditions related to the application of the restatement for inflation continued until September 30, 2003.

However, the CPCECABA discontinued the application of the method that required restatement into constant currency as from October 2003. In accordance with the above, the financial statements of the Company as of December 31, 2005, 2004 and 2003 have been prepared recognizing the effects of variations in the purchasing power of the Argentine peso until February 28, 2003 (restated according to changes in the Argentine wholesale price index published by the Argentine Institute of Statistics and Census (“INDEC”)), in compliance with the regulations issued by the PEN and the CNV (the accumulated effect in that index between January 1, 2003 and September 30, 2003 was a 1.4% decrease).

The effect on the Company’s shareholders’ equity as of December 31, 2005 and 2004 and on results for the years then ended of not restating figures until September 30, 2003 is not significant. The negative shareholders’ equity as of December 31, 2003 and the net income for the fiscal year then ended would have amounted to 694 million and to 140 million, respectively, if they had been restated as of September 30, 2003.

2.4.	Change in accounting principles. Restatement of comparative financial statements.

a) Effects of issuance of Resolution 93/2005 of the CPCECABA.

In August 2005, the CPCECABA approved Resolution CD No. 93/2005, whereby it introduced a series of changes in its professional accounting standards, as a result of the agreement entered into with the FACPCE to unify Argentine professional accounting standards adopted in the city of Buenos Aires by the CPCECABA and with respect to the ones adopted by Professional Councils of other provinces of Argentina. Such Resolution is effective for Telefónica and the Company as from January 1, 2006. In addition, it establishes transition standards that defer the effective term of certain changes to the years beginning January 1, 2008. Early adoption is accepted.

The most relevant effect to the Company lies in the fact that the positive goodwill with indefinite useful life will no longer be amortized. Consequently, as from January 1, 2005 the Company discontinued amortizing goodwill related to the investment in Cointel.

The most significant effect to Telefónica relates to the difference between the inflation-adjusted book value of fixed assets (and other non-monetary assets) and their respective tax base (not inflation-adjusted) that is to be computed as a temporary difference resulting in the recognition of a deferred tax liability, however it may still be considered as a permanent difference provided that certain supplementary information is filed. Inflation accounting was discontinued in 2003. The latter criteria was previously considered by the CPCECABA accounting rules. As of December 31, 2005 Telefónica had early adopted the changes to the accounting principles.

According to Argentine GAAP, the Company and Telefónica have retroactively modified the comparative financial statements as of December 31, 2004 and 2003 to give effect to this accounting change, with effect on the initial balance of shareholders equity computed as an adjustment to accumulated deficit as of December 31, 2002. The retroactive effect of this change after considering the periods of estimated reversal of deferred tax assets and liabilities, resulted in a 586 increase in Telefónica’s accumulated deficit and corresponding decrease in shareholders equity at the beginning and consequently an increase of 190 million (calculated in proportion to Company’s indirect ownership interest in said company) in the Company’s accumulated deficit and corresponding decrease in shareholders equity at the beginning of the fiscal year ended December 31, 2003.

The adjustments computed in the financial statements for fiscal year 2005 and the retroactive restatement of comparative financial statements for the fiscal years 2004 and 2003 of the application of the new accounting principles effective in Argentina, which relate to the application of the deferred income tax method in Telefónica Argentina are as follows:

	2005		2004	2003
	(2)		(3)	(3)
Income statement
Equity interests in Section 33 - Law No. 19,550	113	(1)	—	—
Net income for the year	113	(1)	—	1
Balance Sheet
Investments	189		189	190
Shareholders’ equity
Balance at the beginning of the year	(189)		(189)	(190)
Net income for the year	113	(1)	—	1
Balance at the end of the year	(76)		(189)	(189)

(1)	Net of 8 million corresponding to the taxable income from discontinued operations.
(2)	Effect of accounting change in current year financial statements.
(3)	Retroactive adjustment to comparative financial statements.

Regarding the rest of the changes provided in the Resolution 93/2005 of the CPCECABA, the Company evaluated that they were not significant for the years ended as of December 31, 2005, 2004 and 2003.

Additional comparative information has also been presented following the same presentation criterion that breaks down figures for the abovementioned 2005 financial statements.

c) Presentation of discontinued operations.

The balances and transactions of the former subsidiary of Telefónica Argentina, Telinver, has been presented in one line under the caption Discontinued operations as described in note 15. Comparative financial statements have been restated accordingly.

2.5.	Valuation and presentation methods

The preparation of financial statements in conformity with Argentine GAAP requires Company’s Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of these financial statements and the reported amounts of revenues and expenses of each year.

Among other issues, these financial statements include the effects of economic and foreign exchange regulations known as of the date of issuance of these financial statements. All Company’s Management estimates have been made accordingly (among others, see Notes 2.7., 4.a), 4b) and 5.c.(ii)), for material estimates concerning the effects of the crisis in Argentina and related economic and regulatory government actions). Some of these measures, which directly and indirectly affect the Company’s operations, have been challenged in legal actions filed by third parties to which the Company is not party. The effects of any additional measures that could be taken by the Argentine Government and the implementation of those already adopted, as well as the effects of potential modifications resulting from such legal actions, will be accounted for when the Company’s Management becomes aware of them.

Final results may differ from those estimated by the Company’s Management. Accordingly, the decisions that are to be made in reliance on these financial statements should consider the potential future development of such governmental actions, and the Company’s financial statements should be read in light of those circumstances.

The principal valuation methods used in the preparation of the financial statements are as follows:

a)	Other receivables and payables:

•	In local currency: at nominal value, plus, if applicable, financial results accrued as of the end of each year, which does not significantly differ from the accounting measurement obtained by calculating the discounted value of the cash flows at the rate of each operation.

•	In foreign currency: valued at the exchange rates applicable to their settlement prevailing as of the end of each fiscal year, plus, if applicable, the financial results accrued as of those dates, which do not differ significantly from the measurement of the discounted value of the cash flows based on the rate of each transaction. Exchange differences have been charged to income/(loss) of each year (see Note 12.3).

b)	Long-term investments:

•	Ownership interests in related parties valued by the equity method:

The investment in Cointel as of December 31, 2005 and 2004, has been valued by the equity method, calculated taking into account Cointel’s shareholders’ equity after deducting Cointel’s preferred stock and unpaid accumulated preferred dividends as of such dates, based on the financial statements of Cointel as of December 31, 2005 and 2004, respectively. The equity interest in Section 33 – Law No. 19,550 companies was calculated considering the Company’s ownership interest in Cointel’s income (loss) for the years ended December 31, 2005, 2004 and 2003, after deducting Cointel’s accrued preferred dividends as of such years.

Additionally, the investment in Cointel includes the net book value of the goodwill on the Company’s investment in Cointel and its amortization charge for the years ended December 31, 2004 and 2003 is disclosed under the caption “Equity interests in Section 33 – Law No. 19,550 companies” from continuing operations. The goodwill corresponds to the difference between the acquisition cost and the valuation by the equity method as of the purchase date of the shares concerned. The goodwill is restated as explained in Note 2.3. Until December 31, 2004, the Company amortized this goodwill by the straight-line method. According to Note 2.4., as from

January 1°, 2005 and in accordance with current accounting principles, the Company discontinued goodwill amortization for the investment in Cointel.

The analysis of the recoverability of the Company’s book value of the investment and the goodwill related to its investment in Cointel as of December 31, 2005, has been made on the basis of the Company’s Management best estimate of future discounted cash flows of Cointel and Telefónica, considering current information and future telephone service tariffs estimates of Telefónica. The Company’s, Cointel’s and Telefónica’s Management have monitored the evolution of the macroeconomic variables that affect their businesses and, from time to time, they have adjusted their projections based on the latest trends. As explained in Note 4.b), the main macroeconomic variables have shown a relative stabilization. In the opinion of the Company’s Management, based on the preparation of projections based on such trends and the consideration of Telefónica’s operating strategies available for possible scenarios, the Company will obtain future cash flows to recover the balances corresponding to goodwill and the investment, that as of December 31, 2005 amount to 750 million. Notwithstanding the foregoing, as explained in Note 4.b)., the Company’s, Cointel’s and Telefónica’s Management will continue to monitor the projected situation and will assess the effect of any new future developments.

As mentioned in Note 4.a)., as of December 31, 2005 Cointel’s unconsolidated current assets are lower than its unconsolidated current liabilities in 1,640 million, the latter including approximately 99.5% (1,632 million) of debt owed to TISA. Consequently, Cointel’s ability to settle its short term liabilities will depend on TISA’s continuing to refinance its credit with Cointel or on obtaining other financing sources from related or unrelated parties, which are currently not available in sufficient amounts to Cointel.

The accounting principles applied by Cointel to prepare its financial statements, which were used by the Company to determine its equity interest in such company are, if applicable, the same as those described in this note.

On the basis of information furnished by AC to the Company, as of December 31, 2004, the Company’s equity interest in AC’s was negative. Consequently, the Company valued its equity interest in AC by the equity method up to the limit of the committed contributions as of December 31, 2004, recording, consequently, such investment in AC at nil. See Note 4.d).

As from September 30, 2005 due to the reduction of its interest in AC (see Note 4.d).) the Company has valued its equity interest at its original cost restated up to the limit of its estimated recoverable value as of such date. Consequently, the Company has kept its equity interest in such company at nil.

•	Other investments valued at cost – recoverable value:

The Company’s ownership interest in Atco as of December 31, 2005 and 2004 was valued at the original cost restated up to the limit of its estimated recoverable value, due to the fact that, as of such dates, the Company did not have a significative influence in Atco (see Note 4.c).). Therefore, the Company has kept its investment in such company valued at nil.

Additionally, the Company has common stock of $1 nominal value of Vigil Corp S.A. (“Vigil”) and one common share of $1 nominal value of Telefónica Media Argentina S.A. (“Temarsa”) (see Note 4.e).). As of December 31, 2005 and 2004, given the fact that the Company does not have significant influence in such companies, the Company has valued such investments at their original cost restated as described in Note 2.3.

c)	Intangible assets:

Correspond to the issuance costs of negotiable obligations, which are being amortized over the remaining life of the related negotiable obligations (restated as explained in Note 2.3). As of December 31, 2005 and 2004, the original value and its accumulated amortization amount to approximately 61 million, and the net book value amounts to approximately 0.1 million and 0.2 million, respectively. See Note 9.

d)	Income tax and tax on minimum presumed income:

The Company records income tax by applying the deferred method. Deferred tax assets resulted mainly from the temporary difference arising from tax loss carryforwards and from the tax treatment given in 2002 to exchange difference losses generated by financial payables in foreign currency.

In order to book the above temporary differences, the Company applied the liability method which sets forth the determination of net deferred tax assets or liabilities based on temporary differences charged to the “Income tax” caption in the statement of operations.

The Company’s Management evaluates the recoverability of deferred tax assets based on estimates. Ultimately, the recoverability of deferred tax assets depends upon the Company’s ability to generate enough taxable income during the years in which these temporary differences are expected to be deductible.

Considering its estimates, the Company’s Management takes into account the reversal time period of deferred tax assets, projected taxable income and tax planning strategies. This assessment is based on a series of internal forecasts updated to reflect current trends. In accordance with accounting principles in force, the Company must recognize deferred tax assets when future deductibility is probable. Therefore, due to the effects of economic and foreign exchange regulations carried out by the government in 2002, the probability of recovering deferred tax credits by the Company was significantly affected. Consequently, the Company has booked a reserve for the balance of deferred tax assets whose recovery depends upon the generation of future taxable income.

Under the Public Emergency and Exchange System Reform Law No 25,561, as implemented by Decree No. 2,568/02, losses generated by the effect of the Argentine peso devaluation on monetary assets and liabilities in foreign currency involved in the generation of Argentine-source income existing as of January 6, 2002, valued at an exchange rate of $1.00 to US$1.00, should be adjusted using an exchange rate of $1.40 per US$1.00, and be carried forward five years as from the date of the enactment of such law and used to offset income taxes at a proportion of 20% each year.

The Company’s foreign exchange tax loss as calculated by the above procedures and by application of a $1.40 exchange rate for the US dollar was approximately 203 million (in historical currency), of which approximately 162 million were computed for tax purposes until December 31, 2005, while the remaining balance will be carried forward and deducted for tax reporting in year 2006, according to the related legislation.

For the year ended December 31, 2005, the Company has estimated a taxable income of approximately 38 million. For the year ended December 31, 2004, the Company had estimated a tax loss carryforward of approximately 43 million.

The accumulated tax loss carryforward as of December 31, 2005, after considering the taxable income for the year ended December 31, 2005, mentioned in the previous paragraph and the effect of the expired tax loss carryforwards, could be applied to offset future income tax charges as follows:

Available until fiscal year	Tax loss carryforward (in millions of pesos in historical value)
2007	950
2009	43

993

For each fiscal year in which such deduction arises, the tax benefit (effect of the current tax rate on the tax loss carryforward used) will only be effectively realized if income tax (net of the deduction) is equal to or exceeds the tax on minimum presumed income. However, it will be reduced by any excess of the latter over income tax, as the Company will have to pay the tax on minimum presumed income as a minimum.

The following table presents the components of the Company’s deferred tax assets (in millions of Argentine pesos):

	2005		2004
General income tax on tax loss carryforwards	348	(1)	361
Specific income tax on tax loss carryforwards	—		44

	2005	2004
Exchange differences deductible in future fiscal years	14	28

Subtotal deferred tax assets	362	433
Allowance for deferred tax assets	(362)	(433)

Total	—	—

(1)	Net of 13 million corresponding to the estimated taxable income for year ended December 31, 2005.

The following is the reconciliation of the income tax as charged to the income statement and the amount resulting from the application of the corresponding tax rate on income (in millions of Argentine pesos):

	2005	2004	2003
Net income / (loss) before income / (loss) from continuing operations at statutory income tax rate of 35%	67	(105)	75
Permanent differences:
(Income) / Loss on equity investments	(42)	33	(47)
Non deductible interest	2	118	—
Goodwill amortization	—	13	13
Variation of allowance for deferred tax assets	(71)	(77)	(41)
Expired tax loss carryforward	44	18	—

Total income tax	—	—	—

The Company calculates the Tax on minimum presumed income by applying the tax rate of 1% on certain production assets valued according to the tax regulations in effect as of the end of the year. This tax is supplementary to Income tax. The Company’s tax liability for each fiscal year will be the higher of these two taxes. However, if the tax on minimum presumed income exceeds Income tax during one fiscal year, such excess may be computed as prepayment of any Income tax excess over the Tax on minimum presumed income that may arise in the next ten fiscal years.

For the years ended December 31, 2005, 2004 and 2003, the Company has determined charges for tax on minimum presumed income of 0.2 million, 0.3 million and 0.3 million, respectively, which were included in the Company’s income statements as of such dates.

e)	Shareholders’ equity accounts

•	Capital Stock: disclosed at nominal value (see Note 7.1.). The adjustment derived of its restatement , as described in Note 2.3., is included in “Comprehensive adjustment to capital stock”.

•	Premium on share issue: this account discloses the additional contribution made by the common shareholders, in excess of nominal value of capital stock, restated as described in Note 2.3.

•	Irrevocable capital contributions for future share subscriptions: as of December 31, 2003 they are disclosed at nominal value. The adjustment required to restate this account in constant Argentine pesos, as described in Note 2.3., is included in “Comprehensive adjustment to irrevocable capital contributions”.

•	Other contributions: corresponds to contributions over which the shareholders have rights according to their ownership interests. They are restated as described in Note 2.3.

•	Legal reserve and Accumulated deficit : they have been restated as described in Note 2.3.

f)	Statement of income accounts

Statement of income accounts are presented as follows:

•	Charges for amortization of non-monetary assets (goodwill for the years ended December 31, 2004 and 2003 and issuance cost of negotiable obligations for the years ended December 31, 2005, 2004 and 2003) have been stated based on the restated amounts of such assets, as described in Note 2.3.

•	“Equity interests in Section 33 – Law No. 19,550 companies from discontinued and continuing operations” was calculated according to item b) of this note.

•	Under the caption “Other income relating to equity interests in Section 33 – Law No. 19,550 companies and related parties” the Company includes the amounts related to Telefónica S.A. Sucursal Argentina (“TSA Arg.”)’s agreement described in Note 5.c.(i), for its compliance with the obligations agreed therein, which are charged to income on an accrual basis according to the provisions of the agreement.

•	For the fiscal year ended December 31, 2003, accounts that accumulate monetary transactions that have occurred throughout the fiscal year have been computed by applying the coefficients corresponding to the month of accrual to the original amount.

•	For the fiscal year ended December 31, 2003 financial income and expense restated as described in Note 2.3., are disclosed net of the monetary result generated by the effect of inflation on assets and liabilities that generated them.

g)	Earnings / (losses) per share for the year:

The Company calculates the net earnings / (losses) per share based on the weighted average outstanding common shares during each year with a face value of $1 and with a vote per share. See Note 7.3. For the years ended December 31, 2005, 2004 and 2003, the Company has calculated earnings / (losses) per share by segregating such income in continuing operations and discontinued operations.

2.6.	Amounts expressed in millions of Argentine pesos

The amounts in millions of Argentine pesos contained in these financial statements have been rounded up or down in order to facilitate the footing of notes and exhibits in which they are included. The effect of such rounding is not material.

2.7.	Law of Public Emergency – Rules and regulations currently in force

Starting in early December 2001, the national authorities implemented several monetary and foreign exchange control measures, announcing that the country would default on the payment of services of its sovereign debt, and enacting Law No. 25,561 of Public Emergency and Exchange System Reforms that implied a deep change in the economic model in force as of that time and amended the Convertibility Law in force since March 1991 (mainly due to the devaluation of the peso and the conversion to pesos of the obligations to deliver sums of money, both related and not related to the financial system).

Other regulations were issued subsequently, amending some of the above mentioned regulations. The main aspects of such other regulations as of the approval of these financial statements are:

a)	the de-dollarization of most obligations not involving the financial system originally denominated in foreign currency and governed by Argentine laws in force, as of January 6, 2002 at a $ 1 = US$ 1 rate and the subsequent adjustment through the CER, or annual interest rate agreed upon in the original contract, and if the interest payable is higher than the average rates prevailing in the financial system, the rate determined by the BCRA will be applicable, depending on the nature of the obligation, plus an equitable adjustment of the price, to be agreed between the parties or claimed at judicial courts;

b)	the Public Emergency and Foreign Exchange System Reform Law No. 25,561 provided for the conversion into pesos of public utility rates that had been agreed upon in US dollars at the US$1.00 to $1.00 rate and it authorized the PEN to renegotiate the agreement (see Note 4.b.)

On February 15, 2006, Telefonica and the Argentine Government, through the Renegotiation and Analysis of Public Utilities Agreements Unit (“UNIREN”), executed the Memorandum of Understanding 2006, as defined in Note 4.b). After the procedures provided for in current regulations are met, this instrument will be a necessary background to execute the Protocol of Renegotiation of the Transfer Contract (“Protocol of Renegotiation”) as provided for in Law No. 25,561, section 9.

Among others, the Memorandum of Understanding 2006 discusses the following main issues:

1)	Investments: Telefónica will continue making investments for the technological upgrade and development of its network and new services.

2)	Service and long-term targets (see Note 4.b).

3)	Contractual compliance (see Note 4.b).

4)	Regulatory framework (see Note 4.b).

5)	Stay of actions and subsequent waiver of rights and withdrawal of actions (see Note 4.a).

6)	Adjustment of value in international incoming calls in the local area through the application of a correction factor, so that the value mentioned in section 37, Annex II, Presidential Decree 764/00 undergoes a three-fold increase.

7)	Unification of the low rate time band for local, calls, national and international long-distance calls starting as from the implementation of the Protocol of Renegotiation.

8)	Equal treatment: in the context of the process to renegotiate the contracts, the National Government undertakes to treat Telefonica on the basis of terms reasonably similar to those afforded to other telecomunication companies participating in the process.

The Memorandum of Understanding 2006 had been submitted to a public hearing in order to promote the involvement of users and the community at large so that its terms and conditions will be based on a consensus to move forward with the execution of the Protocol of Renegotiation. On March 21, 2006 the UNIREN set the public hearing, which was celebrated on April 28, 2006 in the city of Mar del Plata, Argentina. Additionally, the Memorandum of Understanding 2006 shall be subject to any further approvals required by currently applicable rules and regulations.

c)	an extension of the National Public Emergency situation until December 31, 2006; and

d)	suspension of dismissals without just cause and the establishment of penalties consisting of the payment of additional amounts equivalent to 50% of the termination pay set forth by labor regulations for employees dismissed without just cause, except in relation to personal hired on or after January 1, 2003. This is how the Argentine government is proceeding with a stepwise reduction of the penalty formerly consisting of two times the applicable termination pay with the aim expressed in the law of fully eliminating this penalty if unemployment rates drop to less than 10%.

3.	BREAKDOWN OF THE MAIN ACCOUNTS (amounts stated in millions of Argentine pesos)

The main accounts of the balance sheets as of December 31, 2005 and 2004 and of the statement of operations for years ended December 31, 2005, 2004 and 2003 were made up as follows (foreign currency balances are presented in Note 12.3.):

3.1.	Other receivables

	December 31,
	2005		2004
	Current	Noncurrent	Current	Noncurrent
Receivables from Section 33 - Law No. 19,550 companies and related parties - TSA Arg. (1)	27	—	27	—
Deferred tax asset (2)	—	362	—	433
Allowance for other receivables – Deferred tax assets (Note 12.2.)	—	(362)	—	(433)

Total	27	—	27	—

(1)	Accruing no interest. See Note 5.c.(i).

(2)	See Note 2.5.d).

3.2.	Noncurrent Investments

	December 31,
	2005	2004
Investment in Cointel - shares (Note 12.1.)	258	105
Goodwill – Cointel (Note 3.3.)	492	492

Total	750	597

3.3.	Goodwill on investment in Cointel:

	Original value	Amortization
	At beginning/ end of year	At beginning of year	For the year		Accumulated at end of year	Net book value
Fiscal year ended December 31, 2005	804	312	—	(a)	312	492

Fiscal year ended December 31, 2004	804	273	39		312	492

Fiscal year ended December 31, 2003	804	234	39		273	531

(a)	See note 2.4.b

3.4.	Bank and other financial payables

	December 31,
	2005			2004
	Current		Noncurrent	Current		Noncurrent
Payable to Section 33 Law No 19,550 companies and related parties – TISA	38	(1)	—	1,896	(3)	—
Negotiable Obligations (2)	—		23	—		22
Interest accrued on Negotiable Obligations	1		—	1		—

Total	39		23	1,897		22

(1)	Corresponds to approximately US$13 million of the loan with TISA with principal originally maturing on June 29, 2006 and December 27, 2006 for US$6.3 million and US$6.5 million, respectively, and accruing interests at a nominal rate of 9.1875% per annum which are semiannually capitalized. See Note 5.c. (ii).

(2)	Accrues interest at a nominal rate of 9.75% per annum. See Note 9.

(3)	Subsequently converted to additional shares in the amount of 1,787 million.

3.5.	Aging of assets and liabilities as of December 31, 2005:

	Assets	Liabilities
	Other receivables (1) (3)	Bank and other financial payables (2)	Trade payable (3)	Taxes payable (3)	Other payables (3)
Without maturity date:	27	—	—	—	3

Maturing:
Up to three months	—	1	1	1	—
From three to six month	—	19	—	—	—
From nine to twelve month	—	19	—	—	—
From one to two years	—	23	—	—	—

Subtotal	—	62	1	1	—

Total	27	62	1	1	3

(1)	Not including deferred tax assets and its related allowance.

(2)	Accrue interest at a weighted average rate of 9.397%.

(3)	Do not accrue interests.

3.6.	Equity interests in Section 33 – Law No 19,550 companies

	(Loss) / Gain
	December 31,
	2005	2004	2003
Equity interest – Cointel – Continuing operations	120	(94)	134
Goodwill amortization – Cointel (see Note 3.3.)	—	(39)	(39)

	120	(133)	95

Income/(loss) on equity investments – Cointel – Discontinued operations (1)	33	(1)	4

(1)	See Note 4.b).

4.	OPERATIONS AND ACTIVITIES OF RELATED PARTIES

a)	Cointel

Cointel is a company organized under Argentine law by a group of investors made up of the Company, Telefónica International Holding B.V. and TISA, all of them TSA’s subsidiaries. As of December 31, 2005, the Company’s interest in Cointel amounts to 50.0% of the common capital stock, representing 49.84% of Cointel’s total votes. Cointel controls the outstanding capital stock of Telefónica, through its ownership interest in 100% of Telefónica’s Class “A” shares (see Note 6.2.a), and 40.2 million Class “B” shares which represent 2.3% of Telefónica’s outstanding capital stock, being the total shareholding of Cointel in Telefónica’s capital stock of 64.83%.

Due to the recurrent cumulative losses recorded by Cointel as of December 31, 2004, Cointel made an inquiry to the IGJ, current government regulatory agency of that company, and ratified, with its legal counsel’s opinion, the method of computing shareholders’ equity accounts in order to determine whether Cointel qualifies under the event of mandatory capital stock reduction. According to the IGJ’s accounting department, as stated in its opinion dated March 29, 2005, an event of mandatory capital reduction would occur when the total shareholders’ equity is smaller than 50% of the capital stock. Under such criteria, cumulative losses should be computed as follows: 50% against the outstanding capital stock, and 100% against the balance of the other shareholders’ equity accounts.

Therefore, as of the date of issuance of these financial statements, according to the IGJ’s interpretation and based on the opinion of Cointel’s counsel, Cointel does not qualify under the event of mandatory capital reduction. See Note 2.5.b).

In previous fiscal years, Cointel has covered its fund needs and interests and principal debt payments with funds obtained through Telefónica’s dividends, external financing granted, by capital markets, other issuances of equity securities and loans obtained from related companies.

Cointel’s general financing policy is to cover future fund needs to repay short-term debt, if possible depending on the evolution of the economic situation, with bank loans and/or access to the capital markets and TISA’s loans, or alternatively, refinancing its payables. The Company is evaluating Cointel’s financing needs considering the Argentine economic situation and the current difficulties to have access to credit, having expressed its commitment to make its best efforts to provide financing directly or indirectly, subject to the Company’s own fund availability. On the other hand, TSA has advised Cointel that, as of the date of issuance of these financial statements, it was still evaluating financing alternatives for such company, including the possibility of refinancing the long-term TISA’s current loans to Cointel and, if necessary, providing additional financing.

As of December 31, 2005, Cointel’s current assets are lower than its current liabilities by 1,640 million. The current liabilities, include a 99.5% (1,632 million) of debt owed to TISA. As of December 31, 2004 the Company’s unconsolidated current assets were lower than its unconsolidated current liabilities by 1,459 million. The current liabilities as of such date included 99.6% (1,454 million) of debt owed to TISA, a shareholder of the Company. Consequently, Cointel’s ability to settle its short term liabilities will depend on TISA’s continued refinancing of the loans granted to Cointel, or on the obtaining of other financing from related or unrelated parties, which to date are not available in sufficient amounts to Cointel. Should no financing alternatives be available for Cointel or should Cointel not succeed in obtaining refinancing, Cointel would not have sufficient funds available to meet its current liabilities as of December 31, 2005 as they become due. Although Cointel will continue to make its best effort to obtain such financing, which up to date has had favorable results evidenced by waivers granted from creditors and short-term refinancing, as of the date of issuance of these financial statements it is not possible to assure what the result of future negotiations will be and, consequently, whether Cointel will be able to pay its current liabilities in the normal course of business and maintain its normal operations.

Following the retirement of all Cointel’s debt securities, on September 14, 2004 Cointel filed with the CNV an application for its withdrawal of the public offering system in connection with the issue of Negotiable Obligations. On November 11, 2004 the CNV allowed Cointel’s request and withdrew the consent previously granted to Cointel for admission to the public offering system. Therefore, as from such date, Cointel is no longer subject to the CNV’s rules and regulation, and has become subject to the supervision of the IGJ.

The Shareholders’ Meeting of Cointel’s held on April 21, 2006 approved the absorption of the total 2,652 million loss recorded under unappropriated retained earnings by offsetting such balance against the whole balance of Reserve for future dividends: 838 million, the whole balance of Legal reserve: 226 million, Premium on share issue: 34 million and a part of the Adjustment to Capital Stock for 1,554 million.

As a result of the above mentioned absorption, Cointel’s will not be able to distribute dividends up and until a legal reserve is set up again in accordance with the provisions under section 70 of the Companies Law No. 19,550.

b)	Telefónica

Operations of the Company

Sociedad Licenciataria Sur S.A., nowadays Telefónica, was created in compliance with the provisions of the List of Conditions for the privatization of Empresa Nacional de Telecomunicaciones (“ENTel”). Telefónica has been granted a license for an unlimited period of time to provide Basic Telephone Services to the Southern Region of Argentina (the “Southern region license”), which was exclusive until late 1999.

Additionally, Telefónica signed a license agreement with the Secretary of Communications (“S.C.”) for an unlimited period of time, to provide local and domestic and international long-distance telephone services and telex services in the Northern region of the country. Telefónica’s obligations under this license mainly relate to service quality and coverage of the areas to be serviced. On June 9, 2000, the PEN issued Decree No. 465/00, which provided the complete deregulation of the telecommunications market as from November 9, 2000.

On September 3, 2000, the PEN issued Decree No. 764/00 which, in the context of such deregulation, approved the Rules for Licenses for Telecommunication Services, the Interconnection, the Universal Service and the Management and Control of Radioelectric Spectrum. These rules constitute the current regulatory framework applicable to Telefónica. On September 19, 2000, Telefónica filed a reconsideration petition against certain specific issues of Decree No. 764/00. The Court has not ruled on this issue.

Telefónica’s short-term strategy has been to adapt its business plans to address the challenges and risks presented by the Argentine economic crisis. Therefore since early 2002 Telefónica has focused on the renegotiation with the Government and, Telefónica has been taking certain steps to moderate the effects of the imbalance between changes in revenues and costs caused by the significant increase in the prices of supplies and the cost of technology–related investments usually required by the business that Telefónica operates, and the situation affecting service rates described in this note. Some of these measures include: i) capital expenditures controls, ii) operating costs reduction, iii) increased collection rates and, iv) debt renegotiation, cash management and roll-over of short-term debt.

The relationship between variables determining Telefónica’s revenues and expenses was affected as a result of the “pesification” and freezing of Telefónica’s tariffs within the context of a potentially inflationary economy and may continue to be mismatched depending upon the regulatory framework to be designed by the Argentine Government in the future. The Transfer Contract provides for mechanisms to re-balance the relationship between the variables that determine revenues and costs of Telefónica (including investments), i.e. the so called “Telefónica’s economic and financial equation” upon the occurrence of certain circumstances. As mentioned in Note 2.7., the Public Emergency and Exchange System Reform Law established the pesification of originally US dollar-denominated utility tariffs previously agreed upon in US dollars at the US$1.00 to $1.00 exchange rate and authorized the PEN to renegotiate agreements. Given this framework, on February 15, 2006, the UNIREN signed on behalf of the National Government, with Telefónica, a Memorandum of Understanding (the “Memorandum of Understanding 2006”) which seeks a commitment to establish in the future a stable legal framework maintaining the legal conditions set forth in the Transfer Contract and the rules in force as of that date of such memorandum. After the procedures provided for in current regulations are met, this instrument will be a necessary background to execute the renegotiation of the Transfer Contract with the government.

As of the date of issuance of these financial statements, the evolution of the main macroeconomic variables since the economic crisis of years 2001-2002, show positive signals such as growth in the economy, stabilization of the exchange rate and less inflation, although there have been certain signs of deceleration in the pace of economic growth and rises in domestic prices. Therefore, in the opinion of the Company, Cointel and Telefónica’s Management, there is greater certainty in the operating and economic environment due to, among other factors, a relative stabilization in the Peso equivalent amounts of its foreign currency denominated consolidated debt, due to the financing already obtained by Telefónica and the gradual reduction of Telefónica’s short term debt.

Although Telefónica has adopted the above mentioned measures to mitigate the effects of changes in its business resulting from the issue described in the above paragraphs, and certain indicators of the Argentine economy are currently showing favorable signals, the future operating conditions and characteristics might not continue to be stable to the extent that in the event of new developments in the economic context the regulatory framework may fail to establish the rules to allow reinstating the balance of the variables that constitute Telefónica’s economic and financial equation.

Telefónica has signed a Management Agreement with its operator and majority shareholder, Telefónica S.A. (formerly known as Telefónica de España S.A.). Under this Agreement, the complete management of Telefónica is entrusted to the operator. Such agreement was automatically extended until April 2003 at TSA’s option. On October 30, 2002, TSA notified Telefónica that it intended to exercise the option to extend the effective term of the Agreement for an additional period of five years to be counted as from April 30, 2003. Until that date the management fee amounted to 9% of Telefónica’s “gross margin”, as defined in the Agreement. On July 30, 2003, Telefónica entered into a Supplement to the Agreement, confirmed by its General Shareholders’ Meeting held on April 19, 2004, pursuant to which the management fee as from May 1, 2003 was reduced to 4% of the gross margin.

On April 10, 2002, Telefónica’s General Ordinary and Special Shareholders’ Meeting approved an amendment to the corporate purpose. The corporate purpose was broadened for Telefónica to be able to engage in other types of businesses not strictly related to rendering telecommunications services, including: purchasing equipment, infrastructure, and telecommunications-related goods, as well as rendering any type of services, such as consulting and accounting, human resources and tax administration services. In view of the broadening of the corporate purpose, it is necessary to obtain the related authorization of the telecommunication regulatory authority. The related request has been filed to the S.C. and is pending. Therefore, the changes to Telefónica’s corporate purpose are subject to administrative approval by the S.C.

List of Conditions and the Transfer Contract. Exclusivity and maintenance of the license

The List of Conditions (“List”) and the Transfer Contract established certain obligations of which the following are still in effect:

a)	The assets contributed to Telefónica used in providing telecommunications services may not be sold, assigned, transferred or encumbered in any way.

b)	Certain shareholders of Telefónica’s parent company are required to retain a specified interest in that company’s common capital stock. In addition, Compañía Internacional de Telecomunicaciones S.A. (“COINTEL”), is obliged to hold Series A shares representing 51% of Telefónica’s total capital stock.

c)	All or a substantial part of the provision of the telephone service is to be maintained, and Telefónica’s main business and principal place of business in Argentina may not be changed.

d)	In addition, Telefónica is to meet certain objectives related to the services provided. The most important of these objectives are efficiency and service quality. In addition, suppliers of data and added value services are to be given equal access to telephone lines.

In case of serious noncompliance with the provisions in a) through d), Telefónica’s license could be revoked once the procedures set forth in the List have been completed. Telefónica’s license, however, would not be revoked, should Telefónica have obtained prior Regulatory Authority approval for any of the situations described above in a) and b).

In addition, Decree No. 264/98 set forth both optional and mandatory operating conditions with respect to the provision of basic telephone services. Such mandatory conditions include mainly permitting other providers to interconnect to Telefónica’s network (including voice and data transmission service) and the installation of a minimum number of new lines.

Although the effectiveness of Decree No. 264/98 was subject to the conclusion of certain legal proceedings, Telefónica believes that is unlikely that the outcome of those proceedings would significantly slow the trend towards increasing competition.

In connection with Telefónica’s contractual obligations under the Memorandum of Understanding 2006, the National Communications Commission (“CNC”) and the Executive Secretary’s Office of the UNIREN have stated that, in compliance with current regulations, they have performed an analysis of the status and degree of compliance by Telefónica with its obligations under the Transfer Contract and the regulatory framework, and concluded that Telefónica has so far acceptably met those obligations, with only minor noncompliance events resulting in penalties. Remaining issues related to Telefónica’s operations are pending resolution and are expected to be concluded prior to June 30, 2006.

In the Memorandum of Understanding 2006, it was agreed that as of December 31, 2010, Telefónica should achieve the goals established as long-term goals in Decree No. 62/90 and in the General Rules on Basic Telephone Service Quality. In addition, goals are established as of 2005 that will be effective through the date mentioned above.

In the Memorandum of Understanding 2006, and within the framework of the renegotiation of Telefónica’s Transfer Contract with the government and within the 30-day subsequent to the execution of the Protocol of Renegotiation by the PEN, Telefónica and the shareholders representing at least 98% of the capital stock, would have to fully and expressly waive all the rights that may potentially be alleged as well as under all lawsuits filed or in progress, arising out of or related to the events or measures resulting form the emergency situation established in Law No. 25,561 in connection with Transfer Contract and the license of Telefónica. The waiver should not be interpreted as the Telefonica waiver to the rights that could apply to it based on possible future circumstances. Should such waiver not occur, this would give rise to the repudiation of the Protocol of Renegotiation for a cause attributable to Telefonica, thus resulting in the revocation or expiry of the license.

Telefónica’s Management believes that Telefónica has met all the effective obligations that could have any material effect on these financial statements.

Disposal of Telefónica’s interest in Telinver S.A.

On November 11, 2005, Telefónica sold 100% of its shares in Telinver S.A. and other related assets to TPI and TPII, which acquired 95% and 5% of the shares, respectively, Spanish companies members of the Telefónica Group and Telefónica affiliates. The transaction was approved by Telefónica’s Audit Committee prior to the discussion thereof by the Board of Directors. The Audit Committee concluded that the transaction, the conditions of which are summarized below, may be fairly considered as meeting the normal and usual market conditions:

Price: US$ 74 million (value of assets), from which the financial debt (net of treasury) and allowances are deducted for approximately US$ 7.5 million.

Term: the purchase price will be paid by TPI Group over a term of 2 years and 6 months as from the date of execution, plus an interest rate equivalent to 5.03% per annum. This payment is secured by two promissory notes issued by TPI and TPII.

Guarantees: Telefónica has granted the guarantees customary in these kinds of purchase and sale agreements.

Other contracts: before the sale of the shares, Telefónica and Telinver S.A. signed new agreements for the edition, publication, distribution and exploitation of the telephone directories and the provision of billing services on account and behalf of other parties. Both agreements have been implemented on the basis of the following conditions:

•	Edition Agreement: Telefónica has entrusted Telinver S.A. with the edition, publication, distribution and advertising exploitation of the telephone directories. Under this agreement, Telefónica will receive compensation for the net revenues derived from advertising exploitation of the telephone directories and shall continue to be liable for the costs of the directories’ white-page section.

•	Billing agreement on account and behalf of other parties: Telefónica will bill and collect on account and behalf of Telinver S.A. the sale of advertising space to Telefónica’s customers.

Telefónica has recorded income from this transaction for 109 million (equivalent to 33 million considering the Company’s indirect ownership interest in Telefónica) which is included in the Income statement under “Equity interests in Section 33 – Law No 19,550 companies – Discontinued operations”.

As a result of this disposal, Telefónica has discontinued operations in the advertising exploitation business segment, as Telefónica continues only with the telecommunications segment.

On April 28, 2006 the Board of Directors of Telefónica, S.A. announced the disposal of its equity interest in Telefónica Publicidad e Información, S.A., which own TPI Group, to YELL GROUP plc.

Commitments related to the sale of the equity interest in Telinver S.A.

As part of the sale transaction of Telinver S.A. described above, Telefónica granted usual guarantees in this type of transactions to the TPI Group including the inexistence of liabilities or encumbrances not disclosed in Telinver S.A.’s financial statements as of the date of the transaction and the responsibility on legal, tax, and labor contingencies prior to the acquisition, among others.

In addition, Telefónica guarantees to the TPI Group, during a five-year term, that the price of the transaction will be adjusted in the event of changes in the economic and financial conditions of the telephone directory advertising exploitation and publishing agreement, as well as in the event that Telefónica is prohibited from rendering the service stipulated in the Offering Letter for the collection and billing through the telephone bill services.

As mentioned in the financial statements of Telinver S.A. as of September 30, 2005, on February 14, February 28, and June 14, 2002, the DGR (Buenos Aires Province tax authorities) issued three resolutions, whereby turnover tax ex-officio assessment and summary proceedings were filed against Telinver S.A. for the 1996, 1997, 1998, 1999, 2000 and 2001 (January through July) periods. The amounts claimed in those notifications are 4.4 million, 0.3 million, and 1.7 million, respectively, plus the interest provided in the Buenos Aires Province tax code. On January 22, 2004, Telinver S.A. filed an appeal with the Buenos Aires Province Administrative Tax Appellate Court.

On November 15, 2005, the Administrative Tax Appellate Court issued a ruling on the third resolution whereby it determined that Telinver S.A. should pay a total amount of 15 million on account of principal and interest. Telinver S.A. paid 2 million in principal claimed by the DGR as previous requirement to appeal the decision of the Administrative Tax Appellate Court before the contentious administrative courts. In addition, Telinver S.A. requested a precautionary measure based on the unconstitutional nature of the interest calculation method provided in the Buenos Aires Province Tax Code. Telinver S.A.’s legal counsel believes that there are sound arguments to be granted the precautionary measure. As of the date of issuance of these financial statements, such precautionary measure has not been issued.

On March 1, 2006, Telinver S.A. received a demand from DGR whereby it is required to pay within a term of 5 days the amount of 1.5 million plus compensatory interest. On March 8, 2006 Telinver S.A. filed a brief with the provincial tax authorities rejecting such demand for payment on the grounds that the tax determination thereby included failed to consider Law No. 13,405, section 16 insofar as it establishes that compensatory interest may not exceed the limit of five times the amount of the outstanding tax liability. In response to the brief filed by Telinver S.A., the Capital Federal Territorial Department of the provincial tax authorities shall send the file for consultation to the Tax Technical Advice Directorate of DGR.

In the opinion of Telinver’s legal counsel and the Company regarding the subject matter in dispute the position of Telinver is adequately supported. Thus, it is estimated that Telinver will be able to defend the matter successfully.

Based on the progress of the case as of the date of issuance of these financial statements and although the final outcome is subject to the uncertainties inherent to any pending court judgment, taking into account the sale contract’s payment terms and clauses dealing with contingencies, to date it is uncertain whether it is probable that Telefónica be granted the economic benefits related to the sale in connection with the contingency mentioned herein and, therefore, 49 million were deferred until the uncertainty described in resolved.

Telefónica’s tariff

•	Telefónica’s rate regulations

Decree No. 764/00, issued to de-regulate telecommunications services, sets forth that providers may freely establish the tariffs and/or the prices of the services supplied to objective categories of clients, which must be applied non-discriminatorily. However, if there were no effective competition, as it is the case with the services that generate a substantial part of Telefónica’s income, historical providers shall respect the maximum tariffs laid down in the General Tariff Structure. Below the values established in such tariff structure, these providers may establish their tariffs freely. To determine the existence of effective competition, the historical providers shall demonstrate that another or other providers of the same service have obtained 20% of the total revenue for such service in the local area of the Basic Telephony Service involved. Additionally, in the case of national and international long distance services, effective competition shall be deemed to exist when customers in the area are able to choose through out the dialing selection method among more than two service providers offering more than one destination.

In 2000, Telefónica filed a request to the effect that effective competition be officially acknowledged in the Buenos Aires Multiple Area (“AMBA”). Pursuant to Resolution S.C. No.304/03, the S.C. established that Telefónica should readjust the presentations submitted, supplying additional information. Telefónica has complied with this request and no resolution has yet been made in the case.

For the areas and services for which effective competition has not been declared to exist, tariff agreements established that the maximum tariff per pulse should be expressed in US dollars in addition to a right for Telefónica to choose whether to adjust such tariff from April 1 to October 1 of each year based on the variation in the Consumer Price Index of the United States of America. However, the Public Emergency and Exchange System Reform Law No. 25,561, dated January 6, 2002, provided that in the agreements executed by the Federal Administration under public law regulations, including public works and utilities, indexation clauses based on foreign countries’ price indexes and any other indexation mechanisms are annulled. Law No. 25,561 also established that the prices and tariffs resulting from such clauses are denominated in Pesos at the $1 to US dollar 1 exchange rate. Furthermore, this law authorized the PEN to renegotiate the above contracts taking into account the following criteria in relation to public utilities: (a) the impact of tariffs on the competitiveness of the economy and on distribution of income; (b) service quality and investment plans, when such aspects are contemplated in the contracts; (c) the interest of users and access to the services; (d) the security of the systems comprised; and (e) the profitability of the companies.

The PEN, by means of Decree No. 293/02, entrusted the Economy Ministry with the renegotiation of such agreements, including agreements that govern the provision of basic (fixed) telephony services. Decree No. 311/03 created a UNIREN, which shall be headed by the ministers of Economy and Production, National Planning, Public Investment and Services. UNIREN is in charge of proceeding with the renegotiation process.

Decree No. 120/03 authorized the Argentine Government to provide for interim tariff reviews or adjustments as may be deemed necessary or convenient for the purpose of ensuring the continued availability, safety and quality of services provided to users under these contracts until the conclusion of the renegotiation process.

Law No. 25,790 extends the term for the public works and utilities agreement until December 31, 2004, this term has been further extended until December 31, 2005 pursuant to Law No. 25,972. The term has been further extended until December 31, 2006 pursuant to Law No. 26,077. The PEN shall be responsible for submitting the renegotiation proposals to National Congress, which have to communicate its decision within a period of 60 running days counted from the date of reception of the proposal. In the event such period expires without Congress having reached a solution, the proposal shall be deemed accepted. If the proposal is rejected, the PEN shall resume the process to renegotiate the applicable agreement. This rule establishes that the decisions adopted by the PEN in this renegotiation process shall not be limited to, or subject to, the stipulations contained in the above mentioned regulatory frameworks currently governing the concession or licensing agreements for the respective public utilities. Renegotiation agreements may cover partial aspects of concession or licensing agreements, contain formulas to adjust such agreements or temporarily amend them and include the possibility of agreeing upon periodical reviews, as well as the establishment of conditions that must be met by the quality parameters applied to services. If there were temporary amendments, they should be taken into consideration in the terms of the final agreements reached with concessionaires or licensees. The legal provisions do not authorize public utilities contractors or concessionaires to suspend or alter compliance with their duties.

In accordance with Resolution No. 72/03, in February 2003 the Ministry of Economy approved a methodology to calculate and transfer to Telefónica’s customers the impact of the tax on bank account transactions imposed by Law No. 25,413 paid by Telefónica as from the date in which Resolution No. 72/03 comes into force. Resolution No. 72/03 expressly refers to the Transfer Contract as the basis for the approval of such method. Pursuant to Resolution No. 72/03, all taxes paid prior to that date are included in the contractual renegotiation required by the Public Emergency Law.

Under the legal framework described, on May 20, 2004, Telefónica, Telecom Argentina S.A. (“Telecom S.A.”) and the Argentine Government signed a Memorandum of Understanding (the “Memorandum of Understanding”) pursuant to which they agreed to maintain the General Tariff Structure currently in force for the Basic Telephony Service until December 31, 2004, without waiving such Companies’ rights to renegotiate Telefónica’s contracts. The parties also ratified their intent to reach a final contractual renegotiation before December 31, 2004, which finally did not happen. In addition, pursuant to the provisions of the Transfer Contract, they agreed that any new tax or charge, or any variation in those currently in force, subject to the control of Regulatory Authorities as established in certain sub-sections of the List of Conditions (conditions to maintain Telefónica’s license to provide Telecommunication services, the “List of Conditions”), shall be broken down in the bills issued to customers for services in the jurisdictions levied with the respective tax or charge.

With the objective of establishing mechanisms to enhance access to telecommunications services, in the Memorandum of Understanding, an agreement was reached to implement the measures necessary to develop the following services:

a)	Virtual telephony cards for the beneficiaries of the Head of Household Plan and for pensioners who do not have a telephone line and who meet the eligibility requirements set forth in the respective resolution.

b)	Internet access service in all its provincial centers at discount prices.

c)	Addition of the Heads of Household who own a telephone line and meet the respective eligibility requirements for registration, to be registered for the Program “Retirees, Pensioners and Low-Consumption Households”.

As stated in this Memorandum of Understanding, the S.C. issued Resolutions No. 261, No. 272 and No. 73, dated November 12, 2004, November 23, 2004 and March 31, 2005, respectively.

Resolution No. 261 approved Telefónica’s promotional offer of telephone access through non geographical numbering, to the value added Internet access service described in sub-paragraph b), for customers in urban areas located more than thirty (30) kilometers away from Telefónica’s current hubs for the supply of 0610 Internet access service, in order to increase the number of areas that will have access to this service and based on discounts granted over telephone rates.

Pursuant to Resolution No. 272, the S.C. accepted Telefónica’s proposal to implement the “Virtual Telephony” service for the beneficiaries of the Head of Household Plan mentioned in sub-paragraph a), consisting in the Value Added Voice Messaging Service, with a related telephone number, that allows users to receive and store messages, available in the Buenos Aires Multiple Area, La Plata, Mar del Plata, Mendoza, Bahía Blanca and Neuquén.

Pursuant to Resolution No. 73, dated March 31, 2005 and the clarifying Resolution No. 149 dated June 21, 2005 Telefónica and Telecom S.A. were instructed to include the beneficiaries of the Head of Household Plan who already own a telephone line in the customer category “Retirees, Pensioners and Low-Consumption Households” as long as they meet the respective requirements for such category. For that purpose, Telefónica is under the obligation to request the National Social Security Authorities (Anses) to supply it with the National Register of Beneficiaries of the Head of Household Plan.

In the opinion of Telefónica’s Management, the application of the issues mentioned in subparagraphs a), b) and c) will not have a significant impact on Telefónica’s future results.

The deep changes in the Argentine economic model experienced since early 2002 and the current legislative framework (Public Emergency Law), were to be considered extraordinary events that significantly modified the economic and financial equation of Telefónica and the regime applicable to the industry, therefore allowing the renegotiation of the regime to adapt it to the new situation, in full compliance with the principles established in the List and the Transfer Contract, in order to maintain a regular, continuous and efficient supply of telephony services. The Transfer Contract contemplates the possibility of automatically adjusting the tariffs in the case of extraordinary and unforeseen events thereby defined or government actions or decisions that significantly affect the Transfer Contract’s original financial equation. The Transfer Contract also establishes a compensation on the part of the Argentine Government when there are extraordinary events, including actions and decisions of the Argentine Government such as a freezing on tariffs or price controls, as well as the procedures to be followed to collect such compensation.

Telefónica filed the information required by the Argentine Government and it has proposed to reestablish the tariff regime stipulated in the Transfer Contract, which contemplates Peso-denominated tariffs whose intangibility is safeguarded by the application of the monthly Consumer Price Index in Argentina or, if there were significant differences between this index and the variation of the US dollar, by the result obtained from the application of a polynomial formula that considers 40% of the monthly variation of the price of the US dollar and 60% of the variation of the monthly Consumer Price Index in Argentina, which had been annulled with the enactment of the Convertibility Law and the issuance of Decree No. 2,585/91. Telefónica proposed different alternatives to achieve such objective, especially to handle the transition from current tariffs to those resulting from the application of the Transfer Contract.

In the Memorandum of Understanding 2006 (see Note 2.7) , the parties agreed to comply with and maintain the legal conditions provided in the Transfer Contract and regulations effective to date. Thirty days after the public hearing to be summoned by the UNIREN to discuss the Memorandum of Understanding 2006, both Telefónica and its shareholders are required to suspend for 210 working days all the claims, remedies, and lawsuits filed or in progress before administrative and arbitral tribunals, or any court of law, in Argentina or abroad, based on or related to the events occurred or measures taken as a result of the emergency situation under Law No. 25,561 regarding Telefónica’s license and Transfer Contract. After the procedures provided for in current regulations are met, this instrument will be a necessary background to execute the renegotiation with the government.

The Memorandum of Understanding 2006 provides that, in order to ensure the necessary foreseeability in the telecommunications sector and considering the telecommunications expertise and experience contributed by sector companies, the PEN committed its efforts to consolidating an adequate and consistent regulatory framework which, based on the legal and technical aspects of the industry, supplements and strengthens the regulations applicable to the sector.

In the opinion of Telefónica’s Management and its legal advisors, under the general principles of administrative law applicable to the List of Conditions and the Transfer Contract, the future rates should be set at levels sufficient to cover the cost of the service in order to preserve regular, uninterrupted and efficient provision of the public telephony utility service. It is possible that, over time, such rate scheme may not maintain the rate values in US dollars or in pesos constant in relation to any future increase in the general price level. If a future regulatory framework did not provide for the rates to change at a pace allowing balancing the economic and financial equation that both the List of Conditions and the Transfer Contract intended to preserve, such rate schedule could have an adverse impact on Telefónica’s financial position and future results. As of the date of issuance of these financial statements, Telefónica’s Management cannot predict the eventual outcome of the renegotiation pursuant to Public Emergency Law or the rates system that will apply in future or when it will be implemented.

•	Price Cap

Under the tariff regulation mechanism in effect known as Price Cap, to which Telefónica is subject, tariff discounts have been applied based on a formula made up by the U.S. Consumer Price Index and an efficiency factor. On October 4, 2001, Court Room IV of the Federal Appellate Court on Administrative Contentious Matters of the City of Buenos Aires, in relation to the complaint filed by Consumidores Libres Cooperativa Limitada de Provisión de Servicios Comunitarios (“Consumidores Libres”), awarded a precautionary measure ordering the National Government, Telefónica and Telecom Argentina S.A. “to refrain from applying the corrections set forth in Section 2 of the agreements approved by Decree No. 2,585/91 until final judgment is rendered in the case…”, which meant that the rates could not be adjusted by the U.S. Consumer Price Index.

Telefónica, Telecom S.A. and the S.C. entered into agreements for the application of the Price Cap for the 2000-2001, 2001-2002 and 2002-2003 periods. The price cap for the 2000-2001 period was established at 6.75%, of which 6% was allocated to rate reductions attributable to discount plans that were in effect in 2000 and the non-application of the semiannual adjustments to the pulse of that year value, among other items. The remaining 0.75% was to be applied as defined by the licensees. The Price Cap for the 2001-2002 period was established at 5.6%, and would be allocated to the non-application of the semiannual adjustments to the pulse value of 2001, plus the balance of the non-computation of the pulse value not applied in the price cap for the previous year. To date, the remaining amount has not been allocated to the services contemplated in the agreement. As concerns the Price Cap for the 2002-2003 period, was established in an efficiency factor which could not exceed 5%, but its value was not fixed. The above mentioned agreements require the approval of the Ministries of Economy and Production and Federal Planning, Public Investment and Services, which are still pending as of the date of issuance of these financial statements. Moreover, neither the effect of the reduction in rates previously implemented as compared to the rate reduction adjustments established by the S.C. nor the rate differences pending application under the referred agreements, have been established.

In the opinion of Telefónica’s Management and its legal counsel, the resolution of these issues related to the Price Cap might exclusively affect the maximum tariffs for future services that Telefónica is authorized to collect from its customers for services, areas or customers in which effective competition has not been declared. As of December 31, 2005, these maximum tariffs are the result of the application to the tariffs in force as of November 7, 2000, the discounts applied as a result of the implementation of the Price Cap corresponding to period 2000-2001 and to the advanced decreases corresponding to the period 2001-2002, as established in the mentioned agreements.

Under the Price Cap mechanism currently in effect, the rate reduction percentage and the services to which such reductions will eventually apply depend on the final approval of the above rate agreements, and on the outcome of the legal proceedings commenced by Consumidores Libres regarding the effective rate system above mentioned.

Based on current rate regulation mechanisms, and considering Telefónica’s defense against the above legal proceedings, in the opinion of Telefónica’s Management and its legal counsel, the outcome of these issues will not have a negative impact upon Telefónica’s financial position or a significant adverse effect on its results of operations.

•	Tariff restructuring

The tariff restructuring granted by Decree No. 92/97 effective on February 1, 1997, established an increase in the price of the monthly basic charge and in domestic service rates and a decrease in the rates for domestic long distance and international services and for Telefónica’s local and domestic long distance public phone service for longer distances. The net impact of the rate restructuring was to be neutral on revenues during two years after its effectiveness. On December 1, 1999 the S.C. issued Resolution No. 4,269/99, which established the S.C.’s final determination of the impact of the tariff restructuring as an excess in revenues of 18 million, in currency units of that date which had previously been provisionally determined by the S.C. in 14 million. In accordance with Resolution No. 18,968/99, the S.C.’s Resolution No. 4,269/99 also states that the S.C. will determine the form and time of implementation of the future rate reduction to compensate such excess revenues. Telefónica has filed an appeal for revision of this resolution, on the grounds that the calculation method used by the S.C. to determine the impact of the tariff restructuring established by Decree No. 92/97 has defects and should be challenged. As of the date of these financial statements, such appeal has not been resolved.

In the opinion of Telefónica’s Management and its legal counsel, the outcome of these issues could exclusively affect the maximum rates for future services that Telefónica is authorized to charge its customers regarding services, areas, or customers in which the government did not declare the existence of effective competition. Therefore, in the opinion of Telefónica’s Management and its legal counsel, the outcome of these issues will not have a negative impact upon Telefónica’s financial position or a significant adverse effect on the results of its operations.

Financial operations of Telefónica

As of December 31, 2005 Telefónica’s current assets are lower than its current liabilities in 570 million, the latter including approximately 3% (US$13 million), of debt with the indirect controlling company of Telefónica.

Telefónica’s general financing policy is to cover future fund needs to continue its investment plan and repay short and long-term debt mainly with funds generated by the operations plus, if it is necessary, with bank loans and/or access to capital markets and possibly financing of Telefónica’s indirect parent company.

During 2004 and 2005, as well as in prior periods, Telefónica managed to gradually reduce its short-term indebtedness through a combination of partial payments and short and long-term refinancings. In February 2005, Telefónica issued the Class 3 (fixed rate and variable rate series) Negotiable Obligations for a total amount of 250 million, of which the Fixed Rate Series was totally cancelled as of the date of issuance of these financial statements. Additionally, Telefónica expects to arrange for additional placements in the future. Those placements, in conjunction with internally-generated cash flows and possible refinancing options and/or other financing alternatives that Telefónica may consider will, in the opinion of Telefónica’s Management, enable Telefónica, to settle or successfully refinance the remaining balance of its short-term indebtedness.

In 2005 TISA refinanced some of Telefónica’s liabilities, and has advised to the Company, Cointel and Telefónica that, as of the date of issuance of these financial statements, it was still assessing other financing alternatives for such companies including, if necessary, providing additional financing.

Telefónica’s lawsuits and claims

Telefónica is party to various lawsuits in the ordinary course of its business, and has created reserves in the cases in which, taking into account Telefónica legal counsel’s opinion, Telefónica’s management evaluated as probable to incur a liability. In the Company’s management opinion, and considering the reserves created by Telefónica, the litigation in which Telefónica is currently involved, individually and in the aggregate, would not have any material effect on the Company’s financial position or results of operations.

•	Contingencies

Telefónica is presently facing various proceedings and claims in the areas of labor, tax, regulatory compliance and other matters, all of which arise in the ordinary course of business. Every situation of this type implies certain degree of uncertainty, and the outcome of individual matters is not predictable with certainty. If information available prior to the issuance of the financial statements, considering the opinion of Telefónica’s legal counsel, indicates that it is probable that a liability had been incurred at the date of the consolidated financial statements, and the amount of the loss, or the range of probable loss can be reasonably estimated, then such loss is charged to expenses and accrued in the reserve for contingencies. As of December 31, 2005, the amount recorded by Telefónica as reserve for contingencies is 303 million.

The breakdown of the reserve for contingencies is as follows:

•	Labor contingencies:

The reserve for contingencies related to labor issues amounts to 199 million and 160 million as of December 31, 2005 and 2004, respectively. The closing balance of the reserve as of December 31, 2005 is mainly comprised of:

i) aggregate assessment of probable losses of 100 million resulting from a significant increase of claims brought by employees during the fiscal year 2004, related to salary differences, taking into account certain judgments at beginning of year of Appeals courts that were adverse to Telefónica.

ii) claims for alleged rights provided in the labor law and related costs which amount to 36.3 million. Telefónica intends to defend its rights vigorously in whichever instances are necessary.

iii) other matters assessed as probable to incur losses, relate to:

•	Joint and several liability with third parties

•	Labor accidents

•	Illnesses

•	Other severance payments

iv) Tax contingencies:

The reserve for contingencies related to tax matters assessed as probable of loss amounted to 54 million and 53 million as of December 31, 2005 and 2004, respectively.

These tax issues are related to:

•	Municipal taxes

•	Provincial taxes

•	Civil, commercial and other contingencies

The reserve for contingencies related to civil, commercial, administrative, regulatory compliance and other matters assessed as probable of loss as of December 31, 2005 and 2004 amounts to 50 million and 54 million, respectively. These other matters relate to:

•	Damages

•	Regulatory compliance claims

•	Other claims for rescission of commercial agreements

a)	Labor lawsuits attributable to ENTel

The Transfer Contract provides that ENTel and not Telefónica is liable for all amounts owing in connection with claims based upon ENTel’s contractual and statutory obligations to former ENTel employees, whether or not such claims were made prior to the Transfer Date if the events giving rise to such claims occurred prior to the Transfer Date. However, using a theory of successor enterprise liability that they assert is based upon generally applicable Argentine labor law, certain former employees of ENTel have brought claims against Telefónica, arguing that neither the Transfer Contract nor any act of the PEN can be raised as a defense to Telefónica’s joint and several liability under allegedly applicable labor laws.

In an attempt to clarify the issue of successor liability for labor claims, Decree No. 1,803/92 was issued by the PEN. It states that various articles of the Work Contract Law of Argentina (the “Articles”), which are the basis for the foregoing claims of joint and several liability, would not be applicable to privatizations completed or to be completed under the State Reform Law. Although the issuance of Decree No. 1,803/92 should have been seen as favorable to Telefónica, it did not bring about a final solution to the above claims. In effect, in deciding a case brought before it, the Supreme Court of Justice upheld the provisions of the law and declared the Decree inapplicable.

As of December 31, 2005, the claims filed against Telefónica including accrued interest and expenses totaled approximately 44 million (in original currency). Notwithstanding, depending on the possible outcome of such legal actions ENTel has agreed in the Transfer Contract to indemnify Telefónica in respect of such claims and the Argentine Government has agreed to be jointly and severally liable with ENTel in respect of such indemnity obligations and has therefore authorized Telefónica to debit an account of the Government at Banco Nación Argentina for any amount payable by Telefónica. Under the Debt Consolidation Law, ENTel and the Argentine Government may discharge their above described indemnity obligations by the issuance to Telefónica of 16-year bonds. As of December 31, 2005 Telefónica has paid approximately 13 million in cash for the above mentioned claims. Telefónica initiated a claim for indemnification and reimbursement in connection with this matter. The case is being argued in court, and no ruling has yet been issued.

Court decisions have followed the precedent laid down by the Supreme Court of Justice in the area of joint liability in labor matters mentioned in the second paragraph, criterion that Telefónica and its legal counsel consider that will apply to pending cases. Notwithstanding this and the instruments that may be used by the Argentine Government to reimburse the amounts that would be paid, given the obligation incurred by the Argentine Government in the List of Conditions and in the Transfer Contract, on the one hand, and on the basis of the opinion of Telefónica’s legal counsel regarding the possible amount for which existing claims may be resolved, on the other, in the opinion of Telefónica’s Management and its legal counsel the final outcome of the issue should not have a material impact on Telefónica’s results of operations or financial position.

b)	U.I.T. Liability

On July 29, 2003, Telefónica received a communication sent by the CNC requesting Telefónica and Telefónica Larga Distancia de Argentina S.A. (“TLDA S.A.”) a company currently merged with and into Telefónica, to deposit 51 million (that includes principal and interest as of July 31, 2003), which, according to such note, corresponds to the savings obtained, plus interest, by such companies as reductions in employers’ social security contributions approved by Decree No. 1,520/98 and supplementary standards, that were applied to the salaries of such companies’ personnel in the period April 1999 through June 2001.

Pursuant to Resolution S.C. No.18,771/99, these savings were to be applied to the execution of programs or promotional projects in the framework of the presidential initiative argentin@internet.todos, to be managed by the U.I.T. Telefónica both with respect to its own operations and as successor of the rights and obligations of TLDA S.A. has recorded a liability related to these savings for the outstanding principal, amounting to 21 million, which Telefónica understands is the full amount of its liability as of December 31, 2005. In the opinion of Telefónica’s Management and its legal counsel, Telefónica has strong grounds to hold that this liability should not be considered in delinquency and so stated to the CNC in a note dated August 13, 2003 in which Telefónica challenged the calculation prepared by the agency and requested that the proceedings be remanded to the appropriate government agency.

c)	Fiber optic cables

In December 2000, Telefónica was served with an ex officio assessment imposed by the Argentine Tax Authorities in relation to Income tax for the fiscal years 1994 through 1999. Such adjustment was due to differences in the criterion used to calculate the depreciation of fiber optic cables. Whereas the Company applies a useful life of 15 years, the Argentine Tax Authorities proceeded to the assessment based on a useful life of 20 years. Having analyzed the issue, Telefónica and its legal counsel appealed the assessment imposed by the National Tax Authorities in the Argentine Administrative Tax Court based on Telefónica’s opinion that there are strong arguments against the Tax Authorities’ assessment.

However, in November 2004 the Argentine Administrative Tax Court entered a judgment against Telefónica forcing it to amend the tax returns referred to above. Additionally, the judgment repealed the penalties imposed by the Tax Authorities on the grounds that there were admissible elements in support of the figure of excusable error. Given that judgment entered against, Telefónica has been compelled to pay an amount of 6 million plus 17 million as compensatory interest in December 2004, which have been charged as of that date to Telefónica’s income statement as definitive payment. In Telefónica’s opinion this matter will not have additional effects beyond these payments.

Notwithstanding the above paragraph, and although the final resolution is subject to the contingencies inherent in any pending court judgment, Telefónica and its legal counsel are of the opinion that there are legal grounds for a successful appeal of the judgment entered against Telefónica and they have presented an appeal to have this judgment reviewed by the National Court of Appeals in Administrative Contentious Matters. As of the date of issuance of these consolidated financial statements, the Court has not ruled on this matter.

d)	Others

Consumidores Libres initiated a legal action against Telefónica, Telecom S.A., Telintar Argentina S.A. and the Federal Government. The object of this action is to declare the nullity, unlawfulness and unconstitutionality of all standards and rate agreements issued since the Transfer Contract, the cooperative’s objective being to have the rates of the basic telephone service reduced and the amount supposedly collected in excess refunded, limiting them in such a way that the Licensees’ rate of return should not exceed 16% per annum on the assets as determined in point

12.3.2 of the List of Conditions approved by Decree No. 62/90. Also, other points of Telefónica’s contracting policy have been called into question.

After analyzing the claim, Telefónica’s legal counsel answered it, petitioning that it should be dismissed on the grounds that it fails to state a claim with a basis in law. The court of original jurisdiction ruled in Telefónica’s favor, but this resolution was revoked by the Court of Appeals that resolved that the claim must not be dismissed but must be substantiated at the court of original jurisdiction. None of these courts have yet ruled on the substance of the claim. Through its legal counsel, Telefónica filed an appeal to the Supreme Court of Justice against the Appeal Court’s resolution, which was denied. Telefónica subsequently filed an appeal of such denial with the Supreme Court of Justice and has been also rejected.

In this scenario, on October 4, 2001, Court Room IV of the Federal Appellate Court on Administrative Contentious Matters of the City of Buenos Aires awarded a precautionary measure requested by the plaintiff ordering the Federal Government, Telefónica and Telecom S.A. “to refrain from applying the corrections set forth in Section 2 of the Agreements approved by Decree No. 2,585/91 until final judgment is rendered in the case”, which meant that the rates could not be adjusted by the U.S. Consumer Price Index.

Telefónica appealed such decision before the Supreme Court of Justice rejecting the arguments stated therein, which has been adversely determined as of the date of issuance of these consolidated financial statements.

In the opinion of Telefónica’s Management and its legal counsel, it is remote that the resolution of this issue could have a negative effect on the results of Telefónica’s operations or its financial position.

c)	Atco

In March 1998, the Company acquired (through Southtel Equity Corporation (“Southtel”)) 30.0% of Atco’s capital stock. This company’s corporate objective is to invest in the media business. The total price of the acquisition amounted to 214 million (restated as described in Note 2.3.). As a consequence of certain transactions, such ownership interest decreased from 30% to 26.8%. On December 15, 2000, Shosa (Southtel’s successor company) reimbursed irrevocable capital contributions to the Company, through the delivery of its ownership interest in Atco, which was valued at 255 million (restated as described in Note 2.3.), corresponding to the book value of such ownership interest as of September 30, 2000.

On December 27, 2004, the Special Shareholders’ Meeting of Atco resolved to increase its capital stock from 309 million to 1,760 million. At that meeting, the Company waived its preemptive subscription right and accretion right over the new shares, and Temarsa subscribed all the shares issued through the capitalization of a loan held by that company with Atco. As a result of such shareholders’ decision the Company’s ownership interest in Atco as of December 31, 2004 decreased to 4.71% from 26.8%. As of August 8, 2005, the Special Shareholders’ Meeting of Atco resolved the capitalization of its irrevocable capital contributions, of which the Company had 132 million (restated as described in la Note 2.3.), which generated an increase of the Company’s ownership interest in Atco to 9.35% from 4.71%. Additionally, Atco’s Extraordinary Shareholders’ Meeting dated December 12, 2005 decided to make certain changes as regards the mechanism to calculate the capitalization of the inflation adjustment of said irrevocable contribution, which reduced the Company’s interest to 6.98%. The Company has maintained its equity interest in such company at nil, on the basis of its recoverable value.

As of the date of issuance of these financial statements, Atco has mainly a direct and indirect ownership interest of approximately 100% of the capital stock of: Televisión Federal S.A. – TELEFE (“Telefé”), owner and operator of Channel 11 of Buenos Aires, a broadcast television station and broadcast television companies in the interior of Argentina, in the cities of Salta, Córdoba, Neuquén, Tucumán, Rosario, Santa Fe, Bahía Blanca and Mar del Plata.

The installation and operation of broadcast TV stations in Argentina is governed by the Broadcasting Law No. 22,285 and other regulations. Broadcast TV companies in Argentina have to obtain a license from the Comfer (Federal Committee that regulates broadcasters) to be able to broadcast the programming signal. Telefé holds a license to operate Channel 11 of Buenos Aires, that expired in January 2005 and on which such company obtained a renewal until 2015. In addition, the broadcast television companies in the interior of Argentina hold licenses, most of which were renewed in 1998 or formalities to extend such 10-year term are underway.

d)	AC

As of December 31, 2005, the Company’s ownership interest in AC amounts to 1.76% and other TSA’s subsidiaries control the remaining 98.24%. As of June 30, 2002, AC held indirect equity interest in licensed broadcast television companies in Buenos Aires and other cities of the interior of Argentina through Prime Argentina S.A. (Holdings) (“Prime”). On July 4, 2002, AC and Hannover Nominees Ltd. (together the Prime’s shareholders) sold their ownership interest in Prime for an amount of US$12 million to Grupo H.F.S. Media S.A. Consequently, the Company no longer holds its indirect ownership interest in the licensed broadcast television companies through AC as from the above mentioned date. As of August 8, 2005, AC’s Special Shareholders’ Meeting resolved the capitalization of its irrevocable capital contributions, of which the Company had 17 million (restated as described in Note 2.3.), which generated a decrease in the Company’s ownership interest in AC to 2.84% from 26.82%. Additionally, AC’s Extraordinary Shareholders’ Meeting dated December 12, 2005 decided to make certain changes as regards the mechanism to calculate the capitalization of the inflation adjustment of said irrevocable contribution, which reduced the Company’s interest to 1.76%. As of December 31, 2005, due to the reduction of its interest in AC, the Company has valued its equity interest at its original cost restated up to the limit of its recoverable value estimated as of such date. Consequently, the Company has maintained its equity interest in such company at nil.

e)	Other investments

On October 24, 2002, the Company acquired one common share of $1 nominal value of Vigil, for an amount of $1. Additionally, on the same date, the Company acquired one common share of $1 nominal value of Temarsa, for an amount of $1. These acquisitions represent less than 1% of the capital stock of such companies (see Note 2.5.b)).

The final merger agreement between Temarsa, Vigil and Ambit S.A. was executed on December 11, 2003. Under this agreement, Vigil and Ambit S.A. are dissolved without liquidation and are merged into Temarsa. Such merger has been refused by the IGJ and lately judicially appealed by Ambit, Vigil and Temarsa. Finally, on February 10, 2005, Temarsa, Ambit and Vigil desisted the mentioned judicial appeal.

5.	OUTSTANDING BALANCES AND TRANSACTIONS WITH SECTION 33 - LAW No. 19,550 COMPANIES AND RELATED PARTIES

a)	The transactions made with Section 33 – Law No. 19,550 companies and related parties during the years ended December 31, 2005, 2004 and 2003 (in millions of Argentine pesos), are as follows:

	(Loss) / Gain
	Interest expense			Other income relating to equity interests in Section 33 – Law No 19,550 companies and related parties
	December 31			December 31
Company	2005	2004	2003	2005	2004	2003
TSA Arg. (1)	—	—	—	37	33	40
TISA (2)	(24)	(164)	(172)	—	—	—

	(24)	(164)	(172)	37	33	40

(1)	See Note 5.c.(i).

(2)	See Note 5.c.(ii).

b)	During the years ended December 31, 2005, 2004 and 2003, the Company did not collect any dividends from its investments in Section 33 – Law No. 19,550 companies and related parties.

c)	Additionally to the transactions mentioned in Note 7., the other related party transactions are the following:

(i)	On April 24, 1997, the Company signed an agreement with TSA Arg. pursuant to which the Company committed to the compliance of obligations, of which the main effective are: i) to hold shares that allow it to control directly or indirectly at least 30% of Cointel’s capital stock, and hold a direct and indirect equity interest not lower than 20%, ii) not to acquire directly or indirectly, Cointel’s common shares that would result in a total shareholding in excess of 50% of Cointel’s capital stock and votes and iii) to provide, at TSA Arg.’s request, economic and financial advisory services (obtaining and investing funds, assistance in analyzing investment projects, among others). The amount to be paid by TSA Arg. to the Company for such services equals one half of the management fee received by TSA Arg. from Telefónica after deducting taxes and certain expenses, and will be in effect so long as the Telefónica’s management agreement is in effect. The Company’s compensation for compliance with its obligations is indivisible and not fractionable and it cannot be reduced due to lack of compliance with any of its obligations because of reasons external to the Company. The Telefónica’s management contract with TSA provided for an annual management fee, which was calculated at 9% of Telefónica’s “gross margin” as defined in such agreement, through April 30, 2003. On such date, if TSA agrees to renew such contract, at its sole discretion, for an additional five-year period, the annual management fee of TSA Arg. would be between 1.5% and 5.0%. On July 30, 2003, Telefónica entered into a Supplement to the Management Agreement with TSA, which had been in force as of that date pursuant to successive extensions and in conformity with the clauses of the original agreement, pursuant to which the management fee as from May 1, 2003 was agreed upon in 4% of the gross margin, as already described. During the years ended December 31, 2005, 2004 and 2003, the Company did not receive any financial advice request and met its duties contained in such agreement for which it is entitled to receive the relevant fees, which amounted to 37 million, 33 million and 40 million for such years, respectively, and were included in “Other income relating to Section 33 – Law No. 19,550 companies and related parties” in the Company’s income statements for such years. As of the date of issuance of these financial statements, TSA Arg. has not requested any further services. If request is made by TSA Arg., the Company will use the terms set forth in the agreement for adopting the necessary actions so as to have optimum operating resources available for satisfying future specific requests in the most efficient manner. The related receivables, which amount to 27 million as of December 31, 2005 and 2004, are included as “Other receivables - Receivables from Section 33 – Law No. 19,550 companies and related parties - TSA Arg.” in the balance sheets as of December 31, 2005 and 2004.

(ii)	On February 12, 2001, the Company received a loan from TISA in the amount of US$530.1 million, which accrued interest at LIBOR plus a 2.25% per annum (“the differential”) for a term of one month, renewable automatically on a monthly basis unless the parties notified in writing, at least three days before due date, that they do not intend to renew the agreement. TISA was entitled to modify the differential provided it notified in writing the Company of this decision at least three business days before the end of each interest period. The funds disbursed by TISA were used to partially repurchase the Company’s negotiable obligations (see Note 9.). Subsequently, on February 14, 2001, the Company made an early partial repayment to TISA of this loan for an amount of US$37.9 million.

Through various amendments during the year 2004, the Company and TISA agreed that the principal maturity and interest capitalization will be semiannual, set the differential for the second period in 5.5% nominal per annum, which it has remained unchanged for the following periods, and amended the loan agreement, eliminating the early termination event triggered by the existence of restrictions that could limit the Company’s ability to repay its debt with TISA. Additionally, during the January-March 2002 quarter, the Company received loans from Telefónica for US$5.8 million (“the Dollar loans”). On April 26, 2002, the Company entered into an assignment agreement with Telefónica and TISA pursuant to which Telefónica assigned to TISA the Dollar Loans in the amount of US$5.8 million, which includes principal amount and accrued interest as of April 26, 2002. On December 28, 2004, the Board of Directors resolved to call a Special Shareholders’ Meeting to be held on February 15, 2005, in order to resolve upon the partial capitalization of the loan held by TISA with the Company, for an amount of up to approximately 2,046 million. On February 15, 2005, due to the capitalization described in Note 7.3., TISA and the Company agreed to amend the loan agreements in effect as of such date in order to provide for: (i) the conversion to pesos of US$ 622.5 million (1,785 million) which shall not accrue interest as from February 15, 2005, and (ii) ratify that the residual amount of TISA’s credit for US$ 20 million is subject to the same conditions as those agreed upon on December 27, 2004 (see Note 7.3.). On June 17, 2005, US$7 million of the above-mentioned loan were cancelled remaining its balance as of December 31, 2005, in approximately US$ 13 million.

In obtaining the above mentioned loan, the Company has assumed certain commitments, mainly involving limitations on the sale of assets, limitations on liens of certain assets, limitations on the Company or any of its affiliates becoming a party in merger or spin-off operations, with certain exceptions. In addition, the loan shall forthwith become due and payable: upon the Company defaulting on any of the commitments assumed under the loan agreement, in the event of any change in the Company’s controlling shareholder, if the Company or its affiliates are unable to comply with their obligations, changes in the Company’s main business activity, if the Company or any of its affiliates lose the government licenses obtained and if there are changes in the Company’s equity, economic and financial situation that due to their adverse nature may affect the Company’s ability to comply with the obligations assumed in the agreement or if there are restrictions that may limit the ability of the Company to repay its debts.

In relation to the loan’s balance in force as of December 31, 2005, for an amount of US$13 million, TISA has advised to the Company that until the maturity of the loan date shall not consider that an acceleration event as defined in the agreements has taken place. Additionally, the above mentioned loan agreement includes a ground of acceleration events in case certain court or extra-court proceedings are filed for an amount in excess of certain net equity percentages of the Company or relevant affiliate. The Company obtained a waiver in connection with those proceedings as of the date of issuance of these financial statements, covering until the maturity of the loan date.

The Company is evaluating Cointel’s financing needs considering the Argentine economic situation and the current difficulties of access to credit and will make its best efforts to provide Cointel with such financing, directly or indirectly, subject to the Company’s own funds availability, which depends on the evolution of the issues affecting the Company’s financial situation. See Notes 2.5.b) and 4.a).

6.	RESTRICTIONS, GRANTED GUARANTEES AND CURRENT ADMINISTRATIVE PROCEDURES

6.1.	Distribution of accumulated income restriction:

In accordance with Law No. 19,550, the Company’s bylaws and General Resolution No. 368/01 of the CNV, 5% of the year’s net income must be appropriated to a legal reserve, previous absorption of accumulated losses, until such reserve equals 20% of restated capital stock.

As of December 31, 2005, the Company carries accumulated losses in the amount of 2,230 million, which includes net income for the year then ended of 226 million.

6.2.	Other restrictions

a)	Through Cointel, the Company is a member of the Main Core of the Telefónica awardee Consortium. As of December 31, 2005, the Company holds a direct 50.0% interest in Cointel’s common stock. Decree No. 62/90 of the PEN, as amended, provides that Regulatory Authorities (nowadays the S.C.) must approve in advance any transfer of the Company’s 20% interest in the Main Core of Cointel (the same requirement applies to the 10% interest of TISA in Cointel). Cointel’s common shareholders existing as of the takeover of Entel, as a group, shall not reduce their total holding to less than 51.0% of the total capital stock (Class “A” shares) with voting rights of Telefónica without first obtaining approval from the Regulatory Authority.

b)	With respect to the restrictions and guarantees related to the issuance of negotiable obligations and other payables, see Notes 5.c) (ii) and 9.

6.3.	Guarantees granted

In connection with the disposal of companies in which the Company maintained ownership interests during the years ended December 31, 1996 to 2001, the Company has agreed to indemnify the purchasers for any omitted liability at time of sale, for the amounts and subject to the terms specified in each contract. As of December 31, 2005, the Company did not know of any circumstance that could generate future losses and consequently, that should be booked as of such date.

6.4.	Litigation

As of December 31, 2005, the Company is not aware of any legal proceedings initiated against it whose results might materially affect the Company’s financial condition or the results of its operations and, consequently, that should be booked at such date.

6.5.	Current administrative procedures

On June 24, 2004, and due to a claim conducted by a minority shareholder, the CNV issued a resolution by means of which it instructed a summary against the Company for possible infraction to certain sections of Law No. 19,550, the Code of Commerce and the CNV’s rules (NT 1997), in respect of the compensation granted by the Company, from October 1, 1998 to September 30, 2001, to one of its formers directors under an advisory contract, and in respect of the accounting treatment given by the Company, in the year ended December 31, 2000, to the payment made by AMI CABLE HOLDINGS, Ltd., related company of the formers shareholders of the Company, for the rescission of the above mentioned advisory contract. The sanction that could possibly correspond to the Company would consist of a warning or fine of up to 1.5 million, which could be raised up to five times the amount of the greater between the benefit obtained or the damage caused as a result of the illicit driving. In the opinion of the Company’s Management, it is unlikely that this administrative sanction prospers.

On April 12, 2006 the CNV informed us of a resolution which brought to a close an administrative proceeding. The resolution imposes a sanction of warning pursuant to Section 10, subsection (a) of Law 17,811 on the Company, to certain directors and the Supervisory Committee. This sanction did not generate any effect on the Company financial statements.

7.	CAPITAL STOCK

7.1.	As of December 31, 2005 the Company’s capital stock, after the voluntary capital stock reduction and the capital increase mentioned in sections 7.2. and 7.3., respectively, of this note, comprised of:

Subscribed and paid in (historical value in Argentine pesos)
Common shares issued, face value $1:
Class “A” shares (five votes per share)	30,427,328
Class “B” shares (one vote per share)	2,161,092,201

Capital stock authorized for public offer	2,191,519,529

As a consequence of the transactions described in Note 1. and section 7.2. and 7.3. of this note, at the date of issuance of these financial statements, the principal shareholder of the Company is TISA, which owns 99.99% of the Company’s capital stock.

7.2.	On January 18, 2001, the Company’s General and Special Shareholders’ Meeting approved a voluntary capital stock reduction proposed by the Company’s Board of Directors at their meetings held on December 15, 2000, and January 10, 2001, through the redemption of 95,270,640 common Class “B” shares of the Company of 1 nominal value each. In consideration for the number of shares delivered, the shareholders, present in the redemption, would receive a proportional interest in the Promissory Note mentioned in Note 1. The only shareholder who took part in such reduction was ACH, who participated with all its shares, 95,270,640 common Class “B” shares (“the Shares”). The final amount of the reduction was allocated to proportionately reduce the capital stock and each shareholders’ equity account by 19.05% and the difference between the book value of 19.05% of the Company’s capital stock reimbursed (calculated on the basis of the Company’s shareholders´ equity as of September 30, 2001, after deducting irrevocable capital contributions of 2 million (at historical value)) and the redemption value of such shares (calculated on the basis of a value of US$4.486 per share) was allocated to reduce the balance of the reserve for future dividends account until the balance was exhausted and the remaining amount to accumulated income (losses). On December 7, 2001, the CNV informed the Company its decision to partially cancel the public bidding authorization granted to the Company for an amount of $95,270,640 (historical value), being $404,729,360 (historical value) the outstanding capital stock authorized for such bidding as of such date. Furthermore, as of such date, the BCBA granted its final approval to the voluntary capital stock reduction. On December 31, 2001, the Shares were effectively registered under the Company’s name. On January 11, 2002, the Company’s Board of Directors decided to make available all necessary mechanisms for the effective cancellation of the shares received from ACH and on March 31, 2004, the above-mentioned voluntary capital stock reduction was registered with the Public Registry of Commerce (“RPC”).

7.3.

On December 16, 2004, the General and Special Class B Shareholders’ Meeting resolved to increase the capital stock by 2 million, to 406,729,360, in accordance with the provisions of Resolution No. 466/04 of the CNV, and the issuance at par value of 2,000,000 common Class B shares of one peso ($1) face value each and entitled to one vote per share. Subsequently, on

February 15, 2005, the Special Shareholders’ Meeting resolved to approve the capital stock increase for an amount of up to 2,046 million and ratified the 2 million capital stock increase resolved upon by the Shareholders’ Meeting dated December 16, 2004. Therefore, at such Special Shareholders’ Meeting, TISA expressed its intention to partially capitalize its loans with the Company for 1,785 million (see Note 5.c.ii)). Such increase of capital was approved by the CNV through its Resolution N° 15,113 dated July 14, 2005 and by the BCBA on August 3, 2005, and for such reason, the Company’s Board of Directors at its meeting dated August 19, 2005 approved the opening of the preemptive subscription period for a term of 30 days, which expired on October 4, 2005. On October 6, 2005, the Board of Directors fixed the final amount of the capital increase in 1,786,790,169 Class “B” common shares, which were fully subscribed and paid in as of such date; consequently, the Company’s stock capital was increased from 404,729,360 to 2,191,519,529. At the date of these financial statements, the above mentioned capital stock increase is registered in the RPC.

8.	NEGATIVE SHAREHOLDERS’ EQUITY

As of December 31, 2004, the Company carried, prior to the change of the balances of prior years carried out according to Note 2.4., accumulated losses amounting to 2,266 million and negative shareholders’ equity amounting to 1,111 million. As a result of the capital stock increase resolved upon the Shareholders’ Meeting referred to in Note 7.3. as of December 31, 2005, the Company has reversed its negative shareholders’ equity situation and therefore, it is no longer under the conditions of item 5 of Section 94 of the Law No. 19,550.

Notwithstanding the statements of the preceding paragraph, the Company qualifies under the event of mandatory capital reduction set forth in Section 206 of the Law No. 19,550 when cumulative losses exceed reserves and 50% of the capital stock. This situation was discussed at the General and Special Shareholders’ Meeting held on April 21, 2006. The Shareholders, together with the Company’s Board of Directors, will take the necessary steps to revert this situation.

9.	ISSUANCE OF NEGOTIABLE OBLIGATIONS NOT CONVERTIBLE INTO SHARES

The General and Special Shareholders’ Meetings held on April 28, 1995 and December 27, 1996, respectively, approved a Program for the issuance of Negotiable Obligations not convertible into shares, for a total amount of up to US$500 million and authorized the Board of Directors to determine the terms and conditions, including the issuance date, price, interest rate and place and terms of payment. Additionally, the General and Special Shareholders’ Meeting of November 2, 2001 during its adjournment of November 15, 2001, approved the partial cancellation in the amount of US$482.9 million of the US$500 million Negotiable Obligations Program.

On February 24, 1997, the Company issued three series of Negotiable Obligations for a total face value of US$325 million and 175 million, which have partially and totally repurchased and/or repaid during the years 2001 and 2002 under the US$500 million Program, on the following terms:

US$500 million program (1)
Principal amount (in millions)	Principal amount repayment	Interest annual rate %	Interest payment	Situation as of December 31, 2005
Series A US$100	February 2002	8.50	February and August of each year	Totally repaid (2)
Series B US$225	February 2007	9.75	February and August of each year	Partially repaid (2)
Series C $175	February 2007	11.25	February and August of each year	Totally repaid (2)

(1)	It was partially cancelled up to the amount of US$17.1 million as approved by the General and Special Shareholders’ Meeting held on November 2, 2001, at its adjournment of November 15, 2001.

(2)	As a consequence of the repurchases and cancellations of Negotiable obligations made during the years 2001 and 2002, the balance of the Negotiable Obligations’ Program and of the US$500 million as of December 31, 2005, amounts to US$7.6 million.

The creation of these Programs and the public offerings of Negotiable obligations were authorized by the CNV. The net proceeds from the issuance of the Negotiable obligations were used to refinance bank borrowings.

After the repurchases and repayments of the Company’s Negotiable obligations, the Company has cancelled and repurchased approximately 98.5% of its Negotiable obligations for a face value of 175 million and US$317.4 million. In connection with this issuance, the Company has assumed certain commitments usually undertaken in transactions of such nature. The Prospectus related to the issuance of Negotiable obligations gives detailed information of the condition of issuance, which have been modified and/or eliminated according to the authorizations obtained from the Special Noteholders’ Meeting held on November 12, 2001.

On April 8, 2002, the BCBA notified the Company about cancellation of the authorization to list Series C and partial cancellation of Series B, as requested by the Company, restricting the listing authorization to the amount of US$7.6 million.

As of the date of issuance of these financial statements, the Company has complied with all the commitments derived from the issuance of Negotiable Obligations and its amendments.

10.	DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND US GAAP

A)	Accounting principles followed by the Company

The accompanying financial statements have been prepared in accordance with Argentine GAAP (except for the matter mentioned in Note 2.3.), which differ from generally accepted accounting principles of the United States of America (“US GAAP”).

Differences between generally accepted accounting principles followed by the Company (see Note 2.5.) and US GAAP and their effect on net income/(loss) and on shareholders’ equity are set forth in B), C) and D) below.

B)	Description of differences between Argentine and US GAAP

1.	Restatement of financial statements for general price-level changes

According to currently effective Argentine GAAP, inflation adjustment mechanism is to be applied if certain conditions, to be assessed by the CPCECABA, are met.

In August 1995, according to the then effective requirements of Argentine GAAP, the method of restatement of amounts into constant pesos was discontinued, due to the low levels of inflation at that time. However, from January 2002 to February 28, 2003, the increase in the consumer price index and in the wholesale price index (which is applicable for restatements of financial statements in constant pesos) was 43.6% and 119.7%, respectively, and therefore, inflation accounting was reinstated under Argentine GAAP as from January 1, 2002 (see Note 2.3.). Also, under Argentine GAAP, the period from August 1995 through December 2001 is considered to be a “stability period”, because of the low level of increase in general prices during that period. Accordingly, the financial statements have not been restated for the effects of inflation during such period.

As described in Note 2.3., in 2002 the PEN repealed the provisions related to inflation adjustments, therefore, the CNV, under Resolution No. 441/03, set forth that, as from March 31, 2003, the restatement of financial statements in constant currency should be discontinued. The Company has followed the provisions of the CNV and prepared the financial statements recognizing the effects of inflation until February 28, 2003 (see Note 2.3.). In December 2003, the CPCECABA discontinued the application of the restatement for inflation as from October 2003. The effect on net income and shareholders’ equity for the fiscal year ended December 31, 2003 as if the restatement of inflation had been applied for the period March through September 30, 2003, is included in Note 2.3. As of December 31, 2005 and 2004 and for the fiscal years then ended, this effect is not significant.

In accordance with generally accepted accounting principles applied by the Telefónica Group for purposes of the Group’s consolidated financial statements, Argentina did not meet the definition of a highly inflationary economy in 2002 and 2003. Therefore, TSA incorporates, for consolidation purposes, the Company’s balances without computing any inflation adjustments for the inflation experienced during 2002 and 2003. Consistent with the Company’s ultimate parent company’s policies, and for the US GAAP reconciliation, the Company has elected not to use the alternative of maintaining the 2002 and 2003 inflation adjustment, that the SEC provides for countries such as Argentina where local GAAP requires price-level adjustments. Therefore, the Company has included in its US GAAP reconciliation an adjustment eliminating the effects of the restatement for inflation computed in the accompanying financial statements filed with the CNV for inflation during the fiscal year ended December 31, 2002 and for the period January – February 2003 (see D below).

2.	Income tax and tax on minimum presumed income

Under Argentine GAAP, the Company records income tax by application of the deferred method, in accordance with the provisions of RT No. 17, as described in Note 2.5.d).

Deferred tax assets result mainly from the temporary differences arising from exchange differences that are not yet deductible for tax purposes and from tax loss carryforwards of previous fiscal years.

The Company has not recognized any deferred taxes by the difference of book value and tax basis related to equity interest because the tax law provides means by which such differences could be recovered tax-free.

Under US GAAP, the Company records income taxes using the method required by Statement of Financial Accounting Standards (“SFAS”) No. 109 “Accounting for Income Taxes”. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts under US GAAP of existing assets and liabilities and their respective tax bases. SFAS 109 requires companies to record a valuation allowance for that component of net deferred tax assets, including tax credits arising from the tax on minimum presumed income tax (together “tax assets”), which does not meet the “more likely than not” criterion for realization, based on the assessment of evidence established in US GAAP rules. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences and tax loss carryforwards are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

In assessing the realizability of tax assets, management considers whether it is more likely than not that some portion or all of the tax assets will not be realized. The ultimate realization of tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences and tax loss carryforwards become deductible. Management considers all available evidence, both positive and negative including projected future taxable income, and tax planning in making these assessments. In accordance with SFAS 109, the Company is required to continuously evaluate the recoverability of tax assets .

Therefore due to the effects of economic conditions and foreign exchange regulations implemented and carried out by the government in 2002, the probability of recording referred tax credits by the Company was significantly affected. Consequently, the Company, under US GAAP, in accordance with the provisions of SFAS 109 has booked a reserve for the balance of deferred tax assets whose recovery depends on generation of future taxable income. There are no differences applicable to the Company for this subject between Argentine GAAP and US GAAP for the years 2005, 2004 and 2003.

3.	Goodwill on investments in companies

Under Argentine GAAP, goodwill arising from investments in controlled companies was based on the excess of the purchase price over the book value of the net assets acquired. Under US GAAP, goodwill is determined based on the excess of the purchase price over the fair value of assets acquired and liabilities assumed.

Goodwill and identifiable intangible assets were evaluated for impairment when events or changes in circumstances indicated that, in management’s judgment, the carrying value of such assets might not be recoverable.

The Company early adopted SFAS 142 on October 1, 2001. SFAS 142 requires that intangible assets with a finite useful life are amortized, and that intangible assets with indefinite useful life and goodwill are not amortized, but are recognized at fair value and tested at least annually for impairment. Accordingly, under US GAAP, as from October 1, 2001, the Company stopped recording goodwill amortization. Under Argentine GAAP, the Company amortized such goodwill by the straight-line method until December 31, 2004. According to Note 2.4., as from January 1°, 2005 and in accordance with current accounting principles, the Company discontinued goodwill amortization for the investment in Cointel (see D).

4.	Comprehensive Income

The Company has not reported separately comprehensive income because there are no material differences between its net income and comprehensive income as defined by SFAS No. 130.

5.	Push down accounting

Under US GAAP, when substantially all of the common stock of a company is acquired, and after certain conditions are met, provided that no substantial public debt is outstanding, the purchase price is “pushed down” to the acquired assets and liabilities in the acquired company’s financial statements to reflect the amounts paid for the common stock in excess of the book value. Push down accounting is not a generally accepted accounting principle under Argentine GAAP.

As further explained in Note 1., TSA acquired 80.9% of the Company’s capital stock, in exchange for TSA common shares issued. On June 29, 2001, TSA informed the Company that on May 8, 2001, it transferred to TISA, all of TSA’s 80.9% equity interest in the Company. As of December 31, 2001, and as a result of the voluntary capital stock reduction mentioned in Note 7.2., TISA owned 99.96% of the Company’s capital stock. As a result of TSA’s acquisition of the 80.9% equity interest in the Company, which purchase price amounted 2.2 billion, and the voluntary capital stock reduction which increased TSA’s ownership interest to 99.96%, the Company booked an adjustment of 1.6 billion corresponding substantially to goodwill (see B) 3. above and D) below).

6.	New accounting pronouncements (US GAAP)

a)	Accounting Changes and Error Corrections

The FASB has issued FASB Statement No. 154, Accounting Changes and Error Corrections. This new standard replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements, and represents another step in the FASB’s goal to converge its standards with those issued by the IASB. Among other changes, Statement 154 requires that a voluntary change in accounting principle be applied retrospectively with all prior period financial statements presented on the new accounting principle, unless it is impracticable to do so. Statement 154 also provides that (1) a change in method of depreciating or amortizing a long-lived nonfinancial asset be accounted for as a change in estimate (prospectively) that was effected by a change in accounting principle, and (2) correction of errors in previously issued financial statements should be termed a “restatement.” The new standard is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. Early adoption of this standard is permitted for accounting changes and correction of errors made in fiscal years beginning after June 1, 2005.

b)	The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments

On November 3, 2005, the FASB issued Financial Staff Position (“FSP”) FAS 115-1 and FAS 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” which nullifies certain requirements of Emerging Issues Task Force (“EITF”) Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” and supersedes EITF Abstracts Topic No. D-44, “Recognition of Other-Than-Temporary Impairment Upon the Planned Sale of a Security Whose Cost Exceeds Fair Value.” The guidance in this FSP will be applied to reporting periods beginning after December 15, 2005. Early adoption is permitted. The Company does not expect that the adoption of this guidance will have a material effect on its financial position, results of operations or cash flows.

c)	Accounting for Certain Hybrid Financial Instruments

In February 2006, the FASB issued SFAS 155, “Accounting for Certain Hybrid Financial Instrument—an amendment of FASB Statements No. 133 and 140 “ The new statement: a) permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation; b) clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS 133 “Accounting for Derivative Instruments and Hedging Activities”; c) establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation; d) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and e) amends SFAS 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities “ to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. The Company does not expect that the adoption of this statement will have a material effect on its financial position, results of operations or cash flows.

d)	Accounting for Servicing of Financial Assets

The FASB has issued SFAS 156 “Accounting for Servicing of Financial Assets”, which amends SFAS 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. SFAS 156 permits an entity to choose between two measurement methods (amortization method and fair value measurement method) for each class of separately recognized servicing assets and servicing liabilities. SFAS 156 is effective as of the beginning of an entity’s first fiscal year that begins after September 15, 2006. However, earlier adoption is permitted as of the beginning of an entity’s fiscal year, provided the entity has not yet issued financial statements for any interim period of that fiscal year. The Company is analyzing the effects of this statement on its financial position, results of operations and cash flows.

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

Under US GAAP, interest expense incurred on liabilities specifically identifiable to construction in progress is capitalized. For the portion of construction in progress not financed by specific liabilities, the capitalization rate applied to such excess is the weighted average of the rates applicable to other borrowings of Telefónica.

2.	Inventories

Under Argentine GAAP, inventory is stated at the lower of either the replacement/reproduction cost or the estimated realizable value. Under US GAAP, inventory is stated at the lower of cost or market. Telefónica determines cost principally on an average cost basis. This effect is not significant.

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

Under Argentine GAAP, material costs associated with the issuance of debt are deferred and charged to expense on a straight-line basis during the duration of the loan considering outstanding principal balances in the case of partially settled or restructured debt. However, under US GAAP, Emerging Issues Task Force (“EITF”) 96-19 specifies that if new debt is issued in exchange for old debt, and the new debt is not deemed to have substantially different terms than the old debt, any costs incurred with third parties directly related to the exchange are expensed as incurred, and SFAS 15 specifies that if new debt is issued in exchange for old debt in a “troubled debt restructuring”, any costs incurred with third parties directly related to the exchange are expensed as incurred and expenses related to outstanding principal balances are charged to expenses based on new terms of debt.

5.	Preferred stock

Under US GAAP, in accordance with SFAS No. 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”, mandatorily redeemable preferred stock is classified as a liability. Under Argentine GAAP, preferred shares have been classified as capital stock. Preferred dividends are recorded only if certain conditions are met.

In addition, under Argentine GAAP, any increase (decrease) in the carrying amount of preferred stock is recorded as an adjustment to common capital stock, as such increase (decrease)

represents a redistribution of the total value of Cointel’s capital stock between its common and preferred shareholders.

Under US GAAP, both the increases (decreases) in the carrying amount of preferred stock and dividends accrued are credited, charged against income for the period.

6.	Regulation

Telefónica provides telephone services in Argentina and therefore is subject to regulatory control. Rates for services are tariff regulated. Although changes in rates for services are to be authorized and computed based on applicable regulations (see Note 4.b), there is no fixed rate of return. Accordingly, the requirements of US GAAP related to a business whose rates are regulated on the basis of its actual costs are not applicable to Telefónica.

7.	Revenue recognition

For US GAAP, SEC Staff Accounting Bulletin (“SAB”) 104 “Revenue recognition”, which supersedes SAB 101 “Revenue recognition in Financial Statements”, requires the following adjustment with respect to the treatment under Argentine GAAP: i) installation revenues are not included in income of the period when the installation takes place but are deferred and amortized during the period representing the possible duration of the relationship with the customer, and ii) related costs are not charged to expense at installation but capitalized and depreciated in a similar period.

Revenue Arrangements with Multiple Deliverables

EITF 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. Specifically, this Issue addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting. In applying this Issue, separate contracts with the same entity or related parties that are entered into at or near the same time are presumed to have been negotiated as a package and should, therefore, be evaluated as a single arrangement in considering whether there are one or more units of accounting. That presumption may be overcome if there is sufficient evidence to the contrary. This Issue also addresses how arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. The guidance in this Issue is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The effect of this issue is not significant for the Company.

8.	Capitalized exchange difference

Under Argentine GAAP, when construction of work in progress extends over time, its value includes the cost of financing (interest and foreign exchange difference) the investment by third parties during the construction period until such time as the asset is ready to be used for an economic purpose.

Under US GAAP, foreign exchange differences are expensed as incurred.

9.	Accounting measurement of certain receivables and payables at their discounted value

Under Argentine GAAP, certain assets and liabilities are to be measured in currency based on the calculation of their discounted value. Minimum presumed income tax credits have been valued following this criterion. Under US GAAP, tax credits are recorded at the amount effectively paid.

10.	Accounting for certain investments in Debt.

Telefónica holds a bond with the Argentine Government (“Patriotic Bond”), that had been valued at its estimated recoverable value, recording an allowance for impairment as a result of the Argentine Government’s decision to suspend the tender system for offsetting purposes against taxes and to include that bond on the list of eligible bonds for sovereign debt restructuring.

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

In 2005, Telefónica accepted the sovereign debt-restructuring proposal made by the Argentine Government exchanging its holdings of Patriotic Bonds for US$ denominated Discount Bonds.

11.	Consolidation of Variable Interest Entities

In December 2003, the FASB issued a revision (“FIN 46R”) to Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” (the “Interpretation”). FIN 46R clarifies the application of ARB No. 51 “Consolidated Financial Statements”, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. FIN 46R requires the consolidation of those entities, known as variable interest entities (“VIEs”), by the primary beneficiary of the VIEs. The primary beneficiary is the entity, if any, that will absorb a majority of the VIE’s expected losses, receives a majority of the VIE’s residual returns, or both.

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

12.	Accounting for Conditional Assets Retirement Obligations

On March 30, 2005, FASB Interpretation (FIN) No. 47, Accounting for Conditional Asset Retirement Obligations—An Interpretation of FASB Statement No. 143, was issued. The FASB issued FIN 47 to address diverse accounting practices that developed with respect to the timing of liability recognition for legal obligations associated with the retirement of a tangible long-lived asset when the timing and (or) method of settlement of the obligation are conditional on a future event. An entity is required to recognize a liability for the fair value of a conditional asset retirement obligation when incurred if the liability’s fair value can be reasonably estimated. Since Argentine GAAP has no detailed guidance in this respect, Telefónica has applied the provisions of FASB Statement No. 143. Application of FIN 47 did not have a significant effect on the Company’s obligation.

13.	Exchanges of nonmonetary assets

In December 2004, the FASB issued Statement 153 “Exchanges of nonmonetary assets”, that replaces the exception from fair value measurement in APB Opinion No. 29 “Accounting for Nonmonetary Transactions”, for nonmonetary exchanges of similar productive assets with a general exception from fair value measurement for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. In the opinion of the Telefónica’s Management the adoption of this rule is not expected to have an impact on net income and shareholders’ equity.

14.	Sale of Telefónica’s Equity interest in Telinver S.A.

On November 11, 2005, Telefónica sold 100% of its shares in Telinver S.A. and other related assets to TPI and TPII, companies controlled by TSA. As a result of this disposal, Telefónica has discontinued operations in the advertising exploitation business segment, as Telefónica continues only with the telecommunications segment.

Under Argentine GAAP, Telefónica has calculated the difference between the sales price and the book value of the shares transferred and: i) has deferred the recognition of 49 million amount, derived from Telefónica´s best estimate of possible evolution of the turnover tax claim against

Telinver S.A. until the uncertainty resolution, taking into account the sale contract payment terms and clauses dealing with contingencies and ii) has recognized the gain as realized income from the transaction.

Under U.S. GAAP, the transferor should not recognize gains on sales and other transfers of assets between related parties under common control. Consequently, Telefónica has recorded this transaction at book value, accounting for the difference between the sales price and the book value of the shares transferred (amounting to 100 million) as a capital contribution to Telefónica under U.S. GAAP.

D)	The following is a summary of the US GAAP adjustments to net income / (loss) and shareholders’ equity that would have been required had US GAAP been applied instead of Argentine GAAP in the accompanying financial statements (amounts expressed in millions of Argentine pesos):

	2005		2004	2003
Net income (loss) according to the financial statements, Argentine GAAP in constant pesos	226		(300)	218
US GAAP adjustments – Increase (decrease) due to:
– Reversal of inflation restatement and monetary results (see B)1.)	163		220	222
– Amortization of goodwill (see B)3.)	—		18	18
– Effects of US GAAP adjustments on ownership interest in Cointel (a) (see C)	95	(b)	39	(2)

Net income (loss) in accordance with US GAAP	484		(23)	456

(a)	Includes reversal of inflation restatement and monetary results on ownership interests in related parties.

(b)	Includes reversal of 32 million related to a gain on a sale of assets between related parties under common control recorded as capital contribution to Telefónica Argentina (see note c)14).)

	2005	2004
Shareholders’ equity according to the financial statements, Argentine GAAP in constant pesos	710	(1,301)
US GAAP adjustments – Increase (decrease) due to:
– Reversal of inflation restatement and monetary results (see B)1.)
– Investment in Cointel	(658)	(942)
– Goodwill for investment in Cointel	(268)	(268)
– Goodwill and intangible assets (see B)3.)	82	82
– Push down accounting (additional goodwill) (see B)5.)	1,550	1,550
– Effect of US GAAP adjustments on ownership interest in Cointel (a) (see C)	5	(1)

Shareholders’ equity in accordance with US GAAP	1,421	(880)

(a)	Includes the effect of alignment of periods for valuation of equity interest in Cointel.

Earnings (losses) per share:

	December 31,
	2005	2004	2003
Net earning (loss) per share under US GAAP from continuing operations in Argentine pesos (1)	0.529	(0.054)	1.117
Net earning (loss) per share under US GAAP from discontinued operations in Argentine pesos (1)	0.039	(0.002)	0.010
Net earning (loss) per share under US GAAP in Argentine pesos (1)	0.568	(0.056)	1.127

Weighted average number of shares outstanding	2,191,519,529	406,729,360	404,729,360

(1)	Net (loss) earnings per share is calculated based on the weighted average number of shares outstanding during the year.

E)	Other significant US GAAP disclosure requirements.

The following represent additional financial statement disclosures required under US GAAP:

1.	Disclosures about fair value of financial instruments:

US GAAP requires disclosure of the estimated fair value of the Company’s financial instruments. The following methods and assumptions were used to estimate the fair value of each class of financial instrument.

The carrying amounts of cash, receivables and current payables approximated their fair value.

The fair value of the loan from TISA is equal to its carrying amount, as they are short term debt, and the interest rates have been settled close to each year-end. The fair value of Negotiable Obligations is at par.

2.	There were no loans to individuals in excess of US$100,000.

3.	Deferred income tax:

The following table presents the components of the Company’s deferred tax balance (based on a US GAAP balance sheet).

	December 31,
	2005		2004
Deferred tax assets:
Common income tax loss carryforwards	348	(2)	361
Specific income tax loss carryforwards (1)	—		44
Foreign currency exchange loss deductible in future years	14		28

Subtotal deferred tax assets	362		433
Allowance for deferred tax assets	(362)		(433)

Total net deferred tax assets	—		—

(1)	Corresponds to losses from the sale of companies and from financial contracts.

(2)	Net of 13 million of tax loss carryforwards that offset the tax payable with respect to the taxable income estimated for the year ended December 31, 2005.

The benefit (expense) for income taxes from continuing operations computed in accordance with US GAAP differs from that computed at the statutory tax rate as follow:

	December 31,
	2005	2004	2003
Income tax (expense) benefit from continuing operations at the statutory income tax rate of 35% in accordance with US GAAP	(168)	8	(158)
Non deductible interest	(2)	(118)	—
Loss (income) on equity investments	143	51	120
Variation of allowance for deferred tax assets	71	77	38
Expired tax loss carryforward	(44)	(18)	—

Income tax (expense) benefit	—	—	—

4.	Statements of operations under US GAAP

Under Argentine GAAP, the Company shows the income resulting from the TSA Arg. Agreement (see Note 5.c)(i)) as a whole amount under the caption “Other income relating to Section 33—Law 19,550 companies and related parties” considering that all amounts charged to TSA Arg. are originated by the same agreement. Under US GAAP, the related income resulting from services provided, if any, is recorded as Revenue, and the income attributable to the other obligations under the contract in periods when the Company did not receive advisory requests from or provide significant services to TSA Arg. (see Note 5.c)(i)) is included in the caption “Equity interests in related parties” of the Statement of operations under US GAAP (see below). Under US GAAP, the condensed statements of operations for the years ended December 31, 2005, 2004 and 2003 are supplementally provided as follows:

	December 31, 2005	December 31, 2004	December 31, 2003
Income from continuing operations
Equity interests in related parties	444	176	386
Administrative expenses	(5)	(2)	(2)
Financial gains and losses on liabilities	41	(197)	68

	December 31, 2005	December 31, 2004	December 31, 2003
Net income (loss) for the year	480	(23)	452

Income from discontinued operations
Equity interests in related parties	4	—	4

Net income (loss) for the year	484	(23)	456

5.	Summarized Financial Information about unconsolidated subsidiaries:

	December 31,
	2005	2004
	Amounts stated in millions of Argentine pesos, restated as described in Note 2.2
Consolidated Balance Sheets
Current assets	1,196	618
Fixed assets	3,267	3,435
Other non-current assets	2,916	2,344
Assets from discontinued operations	18	98

Total assets	7,397	6,495

Current Bank and financial payables	2,151	2,546
Other current liabilities	920	686
Non-current Bank and financial payables	2,241	2,500
Other non-current liabilities	427	470
Liabilities from discontinued operations	49	145
Minority Interest in subsidiaries	404	(179)
Shareholder’s equity	1,205	327

Total liabilities and shareholders’ equity	7,397	6,495

	Year ended December 31,
	2005	2004	2003
	Amounts stated in millions of Argentine pesos, restated as described in Note 2.2
Statements of Operations
Net Revenues	3,281	2,997	2,718
Cost of Services provided, selling, administrative expenses	(2,169)	(1,957)	(1,842)
Exchange differences, net	2	4	13

Subtotal	1,114	1,044	889
Loss on equity investments	—	(1)	(2)
Financial Income/(loss) on assets	47	44	(57)
Financial Income/(loss) on liabilities	(546)	(643)	265
Income Tax	734	85	(37)
Minority Interest	(544)	(240)	(364)
Income/(loss) from discontinued operations, net of tax effect	9	—	9

Net income for the year	814	289	703

11.	SUBSEQUENT EVENTS

–Absorption of negative unappropriated retained earnings

–Telefónica absorption of negative unappropriated retained earnings

The Shareholders’ Meeting of Telefónica held on April 21, 2006 approved the absorption of the total 2,968 million loss recorded under accumulated deficit by offsetting such balance against the whole balance of Reserve for future dividends: 1,626 million, the whole balance of Legal reserve: 416 million and a part of the balance of comprehensive adjustment to capital stock for 926 million in accordance with the provisions of the CNV.

As a result of the above mentioned absorption, Telefónica will not be able to distribute dividends up and until a legal reserve is set up again for 416 million and a reserve is raised in relation to income for the year ended December 31, 2005 for 38 million in accordance with the provisions under section 70 of the Companies Law No. 19,550.

–Cointel absorption of negative unappropriated retained earnings

The Shareholders’ Meeting of Cointel’s held on April 21, 2006 approved the absorption of the total 2,653 million loss recorded under unappropriated deficit by offsetting such balance against the whole balance of Reserve for future dividends: 838 million, the whole balance of Legal reserve: 226 million, Premium on share issue: 34 million and a part of the Adjustment to Capital Stock for 1,555 million.

As a result of the above mentioned absorption, Cointel will not be able to distribute dividends up and until a legal reserve is set up again in accordance with the provisions under section 70 of the Companies Law No. 19,550.

–Purchase and sale of TDA S.A.’s shares

In the framework of Grupo Telefónica’s internal reorganization process, on May 4, 2006, Telefónica’s Board of Directors approved the purchase and sale of shares that represent 97.98% of the capital stock and votes of TDA S.A., owned by Telefónica Datacorp S.A. (“Datacorp”), a company indirectly controlled by TSA. This transaction was approved by Telefónica’s Audit Committee, prior to its discussion by the Board of Directors. The Audit Committee considered that the transaction reasonably qualifies as having been agreed on terms that are usual and customary in the market.

The price fixed for the purchase and sale of shares shall be up to US$ 54 million (value of the assets), which shall be adjusted on the basis of the variations in the working capital between the effective date established in the agreement and the date on which the shares are transferred. The transaction shall be subject to compliance with certain conditions customary in this type of transaction, including the approval by the S.C.

At present, TDA S.A. is engaged in the supply of digital connectivity services (high-capacity data transmission and other value-added services), Internet access services for corporate customers and advisory and consultancy services, as well as the design, supply and management of telecommunications services and information technology.

12.	OTHER FINANCIAL STATEMENT INFORMATION

The	following tables present additional financial statement disclosures required under Argentine GAAP:

1.	Investments in shares, securities issued in series and holdings in other companies.

2.	Allowances and reserves.

3.	Foreign currency liabilities.

4.	Administrative expenses.

12.1.	INVESTMENTS IN SHARES, SECURITIES ISSUED IN SERIES AND HOLDINGS IN OTHER COMPANIES AS OF DECEMBER 31 2005 AND 2004 (amounts stated in millions of Argentine pesos, restated as described in Note 2.3.)

	2005							2004
Issuer and features of the securities	Class	Face value	Quantity	Inflation adjusted cost	Value by equity method	Book value		Book Value
NONCURRENT INVESTMENTS (1)
Investments valued by the equity method:
Cointel – shares	Common Class “A”	0.1	2,245,384,140
	Common Class “B”	0.1	407,817,358
		Total investment in Cointel		1,822	258	258	(2)	105	(2)
AC – shares	—	—	—	—	—	—		—
Other investments valued at cost – recoverable value
Atco – shares	Common	1	173,243,025	255	—	—		—
AC – shares	Common	1	16,190	—	—	—
Vigil – shares	Common	1	1	—	—	—		—
Temarsa – shares	Common	1	1	—	—	—		—
Total noncurrent investments						258		105

(1)	See Notes 2.5.b) and 4.

(2)	See Note 2.4.

12.1.	INVESTMENTS IN SHARES, SECURITIES ISSUED IN SERIES AND HOLDINGS IN OTHER COMPANIES AS OF DECEMBER 31 2005 AND 2004. (amounts stated in millions of Argentine pesos, restated as described in Note 2.3.) (Cont.)

	Information on the issuer
		Latest financial statements
Issuer	Main business	Date	Common capital stock (1)	Net income	Shareholders’ equity	Total % held of capital
NONCURRENT INVESTMENTS
Cointel	Investments	12-31-05	531	316	578	50.0	%(2)

Financial statements used for valuation by the equity method
Issuer	Year-end	Closing date	Duration of the year	Auditors’ report date	Scope	Auditors’ report type
NONCURRENT INVESTMENTS

Cointel	12-31	12-31-05	12 months	02-24-06	Audit	Qualified (3)

(1)	Corresponds to face value.

(2)	Over common capital stock. As of December 31, 2005, preferred capital stock, without considering accrued dividends (over which the Company has no ownership interest) amounts to 47 million.

(3)	Includes subject-to qualification for the uncertainty related to Cointel’s ability to pay its current liabilities and continue as a going concern.

12.2.	ALLOWANCES AND RESERVES FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003 (amounts stated in millions of Argentine pesos, restated as described in Note 2.3.)

	2005			2004	2003
Account	Balances at beginning of year	Decrease for the year	Balances at end of year	Balance at end of year	Balances at end of year
Deducted from noncurrent assets:
For other receivables -Deferred tax assets	433	(71)	362	433	510

Total 2005	433	(71)	362

Total 2004	510	(77)		433

Total 2003	551	(41)			510

12.3.	FOREIGN CURRENCY LIABILITIES AS OF DECEMBER 31 2005 AND 2004

	2005			2004
Account	Amount in foreign currency (in millions of US$)	Exchange rate	Booked value (in millions of pesos)	Amount in foreign currency (in millions of US$)	Booked value (in millions of pesos)
Current liabilities
Bank and other financial payables	13	3.032	39	637	1,897
Other payables	1	3.032	3	1	3

Total current liabilities	14		42	638	1,900

Noncurrent liabilities
Bank and other financial payables	8	3.032	23	8	22

Total noncurrent liabilities	8		23	8	22

Total liabilities	22		65	646	1,922

US$:	US dollars.

12.4.	ADMINISTRATIVE EXPENSES FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003 (amounts stated in millions of Argentine pesos except for reference (1), restated as described in Note 2.3.)

	Administrative expenses
Account	2005	2004	2003
Professional fees and taxes (1)	5	2	2

Total	5	2	2

(1)	Includes fees payables to the members of the Board of Directors and Statutory Auditors for 306,000, 232,000 and 50,000 in 2005, 2004 and 2003, respectively.

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Compañía Internacional de Telecomunicaciones S.A.

1.	We have audited the accompanying consolidated balance sheet of Compañía Internacional de Telecomunicaciones S.A. (the “Company” or “Cointel”) and its controlled subsidiary as of December 31, 2005, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for the year then ended; all expressed in constant Argentine pesos (Note 2.2.). These financial statements are the responsibility of the Company´s management. Our responsibility is to express an opinion on these financial statements based on our audit.

2.	We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3.	In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cointel and its controlled subsidiary as of December 31, 2005 and the consolidated results of their operations and their cash flows for the year then ended, in conformity with generally accepted accounting principles applicable to consolidated financial statements in the City of Buenos Aires, Argentina, which vary in certain significant respects from US generally accepted accounting principles to the extent summarized in Note 22. to the accompanying consolidated financial statements.

4.	The accompanying consolidated financial statements as of December 31, 2005 have been prepared assuming that the Company will continue as a going concern. As further explained in Note 7.1. to the accompanying consolidated financial statements, as of December 31, 2005, Cointel´s unconsolidated current assets are lower than its unconsolidated current liabilities by $1,640 million, the latter including 99.5% ($1,632 million) of debt owed to Telefónica Internacional, S.A. (“TISA”), one of Cointel´s shareholders. Consequently, as of the issuance date of the accompanying consolidated financial statements, Cointel´s ability to meet its short term obligations will depend on TISA continued refinancing of the loans granted to Cointel, or on obtaining other financing from related or unrelated parties, which up to date are not available in sufficient amounts to Cointel. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The accompanying consolidated financial statements as of December 31, 2005 do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

5.	As discussed in Note 2.3. to the accompanying consolidated financial statements, during 2005 the Company early adopted new professional accounting standards approved by the Professional Council of Economic Sciences of the City of Buenos Aires of Argentina.

Buenos Aires,

May 9, 2006

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.

/s/ Rosana E. Serio
ROSANA E. SERIO
Partner

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of

Compañía Internacional de Telecomunicaciones S.A.

1.	We have audited the accompanying consolidated balance sheet of Compañía Internacional de Telecomunicaciones S.A. (the “Company”, an Argentine corporation) and its consolidated subsidiaries as of December 31, 2004, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for the fiscal years ended December 31, 2004 and 2003, prepared in accordance with accounting principles in Argentina, as adopted by the Professional Council of Economic Sciences of the City of Buenos Aires (“CPCECABA”), except for the matter described in paragraph 5 of this report, as required by Argentine regulation.

2.	The financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audit.

3.	We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

4.	As described in Notes 2.3 and 15, the previously issued consolidated financial statements for fiscal years 2004 and 2003 have been restated by the Company to give retroactive effect to: i) the early adoption during fiscal year 2005 by the Company and its subsidiary Telefónica de Argentina S.A. (“Telefónica”) of certain new professional accounting principles approved by the CPCECABA of Argentina, ii) the classification of turnover taxes, and iii) the classification as discontinued operations of balances and results relating to the Telefónica’s subsidiary Telinver S.A., which was sold during 2005.

5.	As explained in note 2.2 to the accompanying consolidated financial statements, the governmental regulatory agency of corporations suspended the application of the method for inflation adjustment as from March 1, 2003. In accordance with generally accepted accounting principles in Argentina as approved by the CPCECABA, the requirement to restate the financial statements to reflect the effects of inflation was in effect until September 30, 2003. In compliance with the provisions of the governmental regulatory agency, the consolidated financial statements of the Company and its subsidiaries have been restated for inflation through February 2003. The Company also indicates in such note 2.2 that had the financial statements been restated for inflation in accordance with generally accepted accounting principles in Argentina as approved by the CPCECABA, the Company’s shareholders’ equity and net income for the fiscal year ended December 31, 2003, after the retroactive application of the adjustments mentioned in paragraph 4, would have amounted to approximately $360 million and $197 million, respectively. The Company states in note 2.2 that this effect as of and for the fiscal year ended December 31, 2004 is not significant.

6.	As described in note 11.1 to the accompanying consolidated financial statements, since the beginning of 2002 Telefónica has been unable to raise its regulated service rates due to the provisions of both the Economic Emergency Law N° 25,561 and the Renegotiation of Contracts Law N° 25,790. Note 6.b) to the consolidated financial statements describes that although Telefónica has adopted several measures to mitigate the current impact of this situation, and certain indicators of the Argentine economy are currently showing favorable signs, future operating conditions might not continue to be stable to the extent that in the event of new developments in the economic context the regulatory framework may fail to establish the rules to allow reinstating the balance of the variables that constitute Telefónica’s economic and financial equation. The Company has described in note 11.1 that, if a future regulatory framework was not to provide for the rates to change at a pace allowing balancing the Telefónica’s economic and financial equation, such rate schedule could have an adverse impact on Telefónica’s financial position and future results of operations.

7.	In our opinion, the consolidated financial statements mentioned in paragraph 1 present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2004 and the results of their operations and cash flows for the fiscal years ended December 31, 2004 and 2003, in conformity with generally accepted accounting principles in Argentina as approved by the CPCECABA, except for the lack of restatement of the consolidated financial statements as of December 31, 2003 to reflect the effects of inflation until September 30, 2003 as described in paragraph 5 of this report.

8.	The consolidated financial statements referred to in paragraph 1 have been prepared assuming that the Company will continue as a going concern. As described in note 7.1 to the consolidated financial statements, as of December 31, 2004 the Company’s unconsolidated current assets were lower than its unconsolidated current liabilities by $1,459 million. The current liabilities include 99.6% ($1,454 million) of debt owed to Telefónica Internacional, S.A. (“TISA”), a shareholder of the Company. Therefore, the Company’s ability to meet its short term liabilities depends on TISA´s continued refinancing of the loans granted to the Company, or on the obtaining of other financing from related or unrelated parties, which up to date are not available in sufficient amounts. The uncertainty described above raises substantial doubt about the ability of the Company to continue as a going concern. Management’s plans concerning these matters are also described in Note 7.1. The consolidated financial statements do not include any adjustments or reclassifications that might result from the outcome of this uncertainty.

9.	Accounting principles generally accepted in Argentina followed by the Company (see paragraph 1 of this report) applicable to consolidated financial statements vary in certain significant respects, from generally accepted accounting principles in the United States of America. The application of the latter would have affected the determination of net (loss) income for the fiscal years ended December 31, 2004 and 2003, and the determination of shareholders’ equity and financial position at December 31, 2004, to the extent summarized in note 22.

10.	As discussed in note 22.B)15 to the accompanying consolidated financial statements, in the year ended December 31, 2004, the Company applied the push-down accounting method in accordance with the Securities and Exchange Commission rules and retroactively restated all periods presented for the change.

Buenos Aires, Argentina, May 9, 2006

DELOITTE & Co. S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 – F° 3

/s/ Alberto A. Allemand
ALBERTO A. ALLEMAND
(Partner)
Certified Public Accountant – U.B.A.
C.P.C.E.C.A.B.A. Vol. 103 – F° 223

Deloitte refers to one or more of Deloitte Touche Tohmatsu, a Swiss Verein, its member firms, and their respective subsidiaries and affiliates. As a Swiss Verein (association), neither Deloitte Touche Tohmatsu nor any of its member firms has any liability for each other´s act or omissions. Each of the member firm is a separate and independent legal entity operating under the names “Deloitte”, “Deloitte & Touche”, “Deloitte Touche Tohmatsu”, or other related names. Services are provided by the member firms or their subsidiaries or affiliates and not by the Deloitte Touche Tohmatsu Verein.

COMPAÑIA INTERNACIONAL DE TELECOMUNICACIONES S.A.

Registered Address: Av. Ingeniero Huergo 723 - Ground floor, City of Buenos Aires

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005 AND 2004

AND FOR THE FISCAL YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

Principal Business of the Company:	Direct or indirect participation in businesses related to the areas of telecommunications, media and energy.

Registration with the Public Registry of Commerce:

•	Of the articles of incorporation: October 4, 1990.

•	Of the last change to the bylaws: January 21, 2003.

Registration number with the “Inspección General de Justicia” (“IGJ” the governmental regulatory agency of corporations): 1,528,250.

Duration of the corporation: through October 1, 2089.

Fiscal year-end: December 31.

Capital structure: See Note 5.

MARIO EDUARDO VAZQUEZ
Vicepresident

COMPAÑIA INTERNACIONAL DE TELECOMUNICACIONES S.A.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2005 AND 2004 (1)

Amounts stated in millions of Argentine pesos, restated as described in Note 2.2.

	2005	2004
CURRENT ASSETS
Cash and banks (Note 3.1.a)	22	14
Investments (Notes 24.c) and d)	342	244
Trade receivables (Note 3.1.b)	395	273
Other receivables (Note 3.1.c)	64	79
Inventories (Note 3.1.d)	3	5
Other assets (Note 3.1.e)	3	3

Total current assets	829	618

NONCURRENT ASSETS
Trade receivables (Note 3.1.b)	1	3
Other receivables (Note 3.1.c)	380	152
Investments (Note 24.c)	2	2
Fixed assets (Note 24.a)	5,950	6,584
Intangible assets (Note 24.b)	46	59

Subtotal noncurrent assets	6,379	6,800
Goodwill on investment in Telefónica (Note 3.1.k)	300	300

Total noncurrent assets	6,679	7,100

Total assets	7,508	7,718

CURRENT LIABILITIES
Trade payables (Note 3.1.f)	509	411
Bank and other financial payables (Note 3.1.g)	2,151	2,546
Payroll and social security taxes payable (Note 3.1.h)	89	78
Taxes payable (Note 3.1.i)	134	96
Other payables (Note 3.1.j)	56	58
Reserves (Note 24.e)	100	—

Total current liabilities	3,039	3,190

NONCURRENT LIABILITIES
Trade payables (Note 3.1.f)	97	67
Bank and other financial payables (Note 3.1.g)	2,241	2,500
Payroll and social security taxes payable (Note 3.1.h)	13	16
Taxes payable (Note 3.1.i)	232	582
Other payables (Note 3.1.j)	36	29
Reserves (Note 24.e)	203	267

Total noncurrent liabilities	2,822	3,461

Total liabilities	5,861	6,651
NET LIABILITIES FROM DISCONTINUED OPERATIONS (Note 3.1.l)	31	37
MINORITY INTEREST IN SUBSIDIARIES	1,038	768
SHAREHOLDERS’ EQUITY (per related statements)	578	262

Total liabilities, minority interest in subsidiaries and shareholders’ equity	7,508	7,718

(1)	The Balance Sheet as of December 31, 2004 has been retroactively restated due to the application of new accounting principles and discontinued operations. See Notes 2.1, 2.3 and 15.

The accompanying Notes 1 to 24 are an integral part of these financial statements.

MARIO EDUARDO VAZQUEZ
Vicepresident

COMPAÑIA INTERNACIONAL DE TELECOMUNICACIONES S.A.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003 (1)

Amounts stated in millions of Argentine pesos, except for earnings per share ratio, which are stated in Argentine pesos, restated as described in Note 2.2.

	December 31,
	2005	2004	2003
INCOME / (LOSS) FROM CONTINUING OPERATIONS
NET REVENUES	3,367	3,105	2,801
COST OF SERVICES PROVIDED (Note 3.1.m)	(1,883)	(1,902)	(1,963)

Gross profit	1,484	1,203	838
ADMINISTRATIVE EXPENSES (Note 24.h)	(395)	(324)	(340)
SELLING EXPENSES (Note 24.h)	(422)	(306)	(264)
DEPRECIATION OF GOODWILL ON INVESTMENT IN TELEFONICA (Note 3.1.k)	—	(23)	(23)

Subtotal	667	550	211
LOSS ON EQUITY INVESTMENTS	—	(1)	(3)
HOLDING AND FINANCIAL INCOME / (LOSS) ON ASSETS (3)
Exchange differences	5	5	(73)
Interest and financial income	38	30	57
Holding (loss) / gain from financial instruments	(1)	4	4
Inflation loss on monetary accounts	—	—	(3)
Holding (loss) / gain from government securities	(5)	5	(60)
HOLDING AND FINANCIAL INCOME / (LOSS) ON LIABILITIES (4)
Exchange differences	(28)	(91)	974
Interest and financial charges	(457)	(531)	(633)
Inflation gain on monetary accounts	—	—	8
Holding (loss) / gain from financial instruments	(28)	(1)	23
Other (Note 3.1.n)	(19)	(25)	(25)
OTHER EXPENSES, NET (Notes 3.1.o) and 24.h)	(64)	(130)	(68)

Income / (Loss) for the fiscal year before income tax and minority interest in subsidiaries	108	(185)	412
INCOME TAX (Note 2.4.m)	375	—	—
MINORITY INTEREST IN SUBSIDIARIES	(234)	4	(143)

Net Income / (Loss) for the fiscal year from continuing operations	249	(181)	269

INCOME / (LOSS) FROM DISCONTINUED OPERATIONS (2) (7)
(Loss) / Income of operations net of tax effect	(4)	(3)	11
Income from disposition, net of tax effect (6)	71	—	—

Income / (Loss) for the fiscal year from discontinued operations	67	(3)	11

Net Income / (Loss) for the fiscal year	316	(184)	280

Earning / (Loss) per common share for the fiscal year from continuing operations (5)	0.046	(0.034)	0.050
Earning / (Loss) per common share for the fiscal year from discontinued operations (5)	0.013	—	0.002

Earning / (Loss) per common share for the fiscal year (5)	0.059	(0.034)	0.052

Weighted average number of shares	5,306,402,996	5,306,402,996	5,306,402,996

(1)	Statements of operations for the fiscal years ended December 31, 2004 and 2003 have been retroactively restated due to application of new accounting principles and discontinued operations. See notes 2.1, 2.3, and 15.

(2)	See Notes 2.4.o) and 15.

(3)	Mainly related to current investments, trade receivables and other receivables.

(4)	Mainly related to trade, bank and financial, other payables and reserves.

(5)	Basic and diluted. See Note 2.4.p).

(6)	Includes 5 million corresponding to the tax effect resulting from the disposal.

(7)	In 2005, net of 36 million corresponding to the minority interest income in Telefónica.

The accompanying Notes 1 to 24 are an integral part of these financial statements.

MARIO EDUARDO VAZQUEZ
Vicepresident

COMPAÑIA INTERNACIONAL DE TELECOMUNICACIONES S.A.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005 (1)

Amounts stated in millions of Argentine pesos, restated as described in Note 2.2.

	Common			Preferred			Subtotal
	Capital stock			Capital stock		Adjustment to redemption value
Description	Face value	Adjustment to capital stock	Premium on share issue	Face value	Adjustment to capital stock
Modified balance as of December 31, 2004	531	1,560	34	14	44	(16)	2,167
Adjustment to preferred stock’s redemption value (2)	—	(5)	—	—	—	5	—
Net income for the fiscal year ended December 31, 2005	—	—	—	—	—	—	—

Balance as of December 31, 2005	531	1,555	34	14	44	(11)	2,167

	Legal reserve	Reserve for future dividends	Unappropriated Earnings (Deficit)	Total
Description
Modified balance as of December 31, 2004	226	838	(2,969)	262
Adjustment to preferred stock’s redemption value (2)	—	—	—	—
Net income for the fiscal year ended December 31, 2005	—	—	316	316

Balance as of December 31, 2005	226	838	(2,653)	578

(1)	Balances for the fiscal year ended December 31, 2004 have been retroactively restated due to the application of new accounting principles. See note 2.3.

(2)	See Note 4.

The accompanying Notes 1 to 24 are an integral part of these financial statements.

MARIO EDUARDO VAZQUEZ
Vicepresident

COMPAÑIA INTERNACIONAL DE TELECOMUNICACIONES S.A.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004 (1)

Amounts stated in millions of Argentine pesos, restated as described in Note 2.2.

	Common			Preferred
	Capital Stock			Capital stock		Adjustment to redemption value	Subtotal
Description	Face value	Adjustment to capital stock	Premium on share issue	Face value	Adjustment to capital stock
Modified balance as of December 31, 2003	531	1,562	34	14	44	(18)	2,167
Adjustment to preferred stock’s redemption value (2)	—	(2)	—	—	—	2	—
Net loss for the fiscal year ended December 31, 2004	—	—	—	—	—	—	—

Balance as of December 31, 2004	531	1,560	34	14	44	(16)	2,167

Description	Legal reserve	Reserve for future dividends	Unappropriated Earnings (Deficit)	Total
Modified balance as of December 31, 2003	226	838	(2,785)	446
Adjustment to preferred stock’s redemption value (2)	—	—	—	—
Net loss for the fiscal year ended December 31, 2004	—	—	(184)	(184)

Balance as of December 31, 2004	226	838	(2,969)	262

(1)	Balances for the fiscal year ended December 31, 2003 have been retroactively restated due to the application of new accounting principles. See note 2.3.

(2)	See Note 4.

The accompanying Notes 1 to 24 are an integral part of these financial statements.

MARIO EDUARDO VAZQUEZ
Vicepresident

COMPAÑIA INTERNACIONAL DE TELECOMUNICACIONES S.A.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003 (1)

Amounts stated in millions of Argentine pesos, restated as described in Note 2.2.

	Common			Preferred
	Capital Stock			Capital Stock		Adjustment to
Description	Face value	Adjustment to capital stock	Premium on share issue	Face value	Adjustment to capital stock	redemption value	Subtotal
Balance as of December 31, 2002	531	1,563	34	14	44	(19)	2,167
Balance modification (1)	—	—	—	—	—	—	—

Modified balance as of December 31, 2002	531	1,563	34	14	44	(19)	2,167
Adjustment to preferred stock’s redemption value (2)	—	(1)	—	—	—	1	—
Transition adjustment for change in accounting principles in Telefónica (3)	—	—	—	—	—	—	—
Net income for the fiscal year ended December 31, 2003	—	—	—	—	—	—	—

Balance as of December 31, 2003	531	1,562	34	14	44	(18)	2,167

Description	Legal reserve	Reserve for future dividends	Unappropriated earnings (Deficit)	Total
Balance as of December 31, 2002	226	838	(2,661)	570
Balance modification (1)	—	—	(380)	(380)

Modified balance as of December 31, 2002	226	838	(3,041)	190
Adjustment to preferred stock’s redemption value (2)	—	—	—	—
Transition adjustment for change in accounting principles in Telefónica (3)	—	—	(24)	(24)
Net income for the fiscal year ended December 31, 2003	—	—	280	280

Balance as of December 31, 2003	226	838	(2,785)	446

(1)	Balances for the fiscal year ended December 31, 2002 have been retroactively restated due to the application of new accounting principles. See note 2.3.

(2)	See Note 4.

(3)	Adjustment of balance at the beginning of the year of accumulated losses due to the application for the first time of the accounting rule for measuring derivative financial instruments in Telefónica de Argentina S.A.

The accompanying Notes 1 to 24 are an integral part of these financial statements.

MARIO EDUARDO VAZQUEZ
Vicepresident

COMPAÑIA INTERNACIONAL DE TELECOMUNICACIONES S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS (1)

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003 (2)(14)

Amounts stated in millions of Argentine pesos, restated as described in Note 2.2.

	December 31,
	2005	2004 (3)	2003 (3)
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents at end of year (10) (11)	339	249	341
Cash and cash equivalents at beginning of year (11)	249	341	378

Increase / (Decrease) in cash and cash equivalents	90	(92)	(37)

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
Cash flows from operating activities:
Net income / (loss) for the fiscal year	316	(184)	280
Adjustments to reconcile net income / (loss) for the fiscal year to net cash provided by operating activities:
Income tax	(375)	—	—
(Loss)/Income from discontinued operations (13)	(67)	3	(11)
Financial expenses (4) (7)	415	536	(437)
Fixed assets depreciation	1,063	1,126	1,283
Material consumption	44	56	35
Intangible assets amortization	13	14	21
Depreciation of goodwill on investment in Telefónica	—	23	23
Cost of goods sold	16	14	17
Holding gain/(loss) from financial instruments	29	(3)	(27)
Holding gain/(loss) from government securities	5	(5)	—
Increase in allowances and reserves (5)	150	183	184
Loss / (Income) on equity investments (8)	(3)	—	3
Holding (gain) losses on inventories	—	1	—
Minority interest in subsidiaries	234	(4)	143
Changes in assets and liabilities:
Trade receivables	(191)	(118)	22
Other receivables	63	35	(7)
Inventories	(13)	(14)	(19)
Current investments	(23)	5	—
Trade payables	94	(34)	(31)
Payroll and social security taxes payable	8	3	(6)
Taxes payable	41	43	47
Other payables	(10)	(17)	2
Reserves	(36)	(77)	—
Collected interests	20	13	29
Payment of tax on minimum presumed income	(38)	(43)	(75)

Total cash flows from operating activities	1,755	1,556	1,476

Cash flows used in investing activities:
Fixed assets purchases (6) (9)	(441)	(387)	(141)
Subscription of financial trust certificates	11	—	(2)

Total cash flows used in investing activities	(430)	(387)	(143)

Cash flows used in financing activities:
Proceeds from loans	349	627	131
Repayments of loans	(1,260)	(1,471)	(950)
Interest paid	(324)	(415)	(535)
Increase in intangible assets (12)	—	(2)	(16)

Total cash flows used in financing activities	(1,235)	(1,261)	(1,370)

Total increase (decrease) in cash and cash equivalents	90	(92)	(37)

(1)	Cash and cash equivalents (current investments) with maturity not exceeding three months are considered to be cash and cash equivalents which totaled: (i) 22 million and 317 million, respectively, as of December 31, 2005, (ii) 14 million and 235 million, respectively, as of December 31, 2004 and (iii) 16 million and 325 million, respectively, as of December 31, 2003.

(2)	See Note 2.1.

(3)	See Notes 2.1, 2.3 and 15.

(4)	In 2005, 2004 and 2003, net of (3) million, 2 million and (46) million corresponding to the exchange difference net of monetary gain (loss) originated by cash and cash equivalents in foreign currency as of the end of the fiscal year, respectively.

(5)	It does not include increases/decreases of allowances of deferred tax asset for 2005, 2004 and 2003 and Patriotic Bond for 2005 and 2004.

(6)	In 2005, 2004 and 2003, net of 32 million, 41 million and 45 million, respectively, financed by trade payables.

(7)	Net of other financial charges.

(8)	Included in “Other expenses, net” in the consolidated statements of operations.

(9)	In 2004, net of 9 million of transfers of inventories to fixed assets.

(10)	In 2005, cash and cash equivalents at the end of year do not include 25 million corresponding to Discount Bond (see Note 14.).

(11)	In 2005 and 2004, cash and cash equivalents at the beginning and at the end of the year, respectively, do not include 8 million corresponding to Other investments (see Notes 2.4.b) and 24.c).

(12)	In 2005, net of 1 million transfer of other receivables to intangible assets. In 2003, net of 3 million financed by trade payables.

(13)	In 2005, 2004 and 2003 the discontinued operations did not generate cash flows for Telefónica (see Note 15).

(14)	Prepared consistently with International Accounting Standard No. 7

The accompanying Notes 1 to 24 are an integral part of these financial statements.

MARIO EDUARDO VAZQUEZ
Vicepresident

COMPAÑIA INTERNACIONAL DE TELECOMUNICACIONES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2005, 2004 AND 2003

Amounts stated in Argentine pesos (except where expressly indicated that figures are stated in some other currency)

1.	CORPORATE OBJECTIVE

Compañía Internacional de Telecomunicaciones S.A. (“Cointel” or “the Company”, indistinctly) controls Telefónica de Argentina S.A. (“Telefónica”) which has a license for an unlimited period of time to provide Basic Telephone Services to the Southern Region of Argentina. The license was exclusive until late 1999. Additionally, Telefónica signed a contract with the Secretary of Communications (“SC”) whereby Telefónica was granted a license for an unlimited period of time to provide local, domestic and international long-distance telephone services and telex services in the Northern Region of Argentina. Telefónica’s obligations under this license, mainly relate to service quality and coverage of the areas to be serviced. On June 9, 2000 the National Executive Power (“PEN”) issued Decree No. 465/00, which provides for the total deregulation of the telecommunication market since November 9, 2000. On September 3, 2000, the PEN issued Decree No. 764/00 which, in the context of such deregulation approved the Rules for Licenses for Telecommunication Services, the Rules for Interconnection, the Rules for Universal Service and the Rules for the Management and Control of Radioelectric Spectrum. (See Note 6.).

On April 10, 2002, Telefónica’s General Ordinary and Special Shareholders’ Meeting approved an amendment to the corporate purpose of Telefónica. The corporate purpose was broadened for Telefónica to be able to engage in other types of businesses not strictly related to rendering telecommunications services, including: purchasing equipment, infrastructure, and telecommunications-related goods, as well as rendering any type of services, such as consulting and accounting, human resources and tax administration services. In view of the broadening of the corporate purpose, it is necessary to obtain the related authorization of the telecommunication regulatory authorities. The related request has been made to the SC and is pending. Therefore, the changes to Telefónica’s corporate purpose are subject to administrative approval by the S.C.

On November 11, 2005, Telefónica sold its equity interest in Telinver S.A. (see Note 15.).

2.	SIGNIFICANT ACCOUNTING POLICIES

The Company applied the valuation, presentation and disclosure criteria established by professional accounting principles applicable to the Company and approved by the CPCECABA (“Argentine GAAP”), which in their application to the transaction and the balances included in the financial statements, and except for the matter mentioned in Note 2.2 with respect to the corresponding amount as of December 31, 2003 do not differ significantly from the valuation criteria established by Comisión Nacional de Valores (National Securities Commission or “CNV”) regulations.

2.1.	Consolidated financial statements

Following the procedure established by Technical Resolution (“RT”) No. 21 of the Governance Board of the Argentine Federation of Professional Councils in Economic Sciences (“FACPCE”), and the applicable standards of the IGJ, the Company has consolidated, line by line, its balance sheets as of December 31, 2005 and 2004 and the statements of operations and cash flows for the fiscal years ended December 31, 2005, 2004 and 2003, with the balance sheets as of December 31, 2005 and 2004 and the statements of operations and cash flows for the fiscal years ended December 31, 2005, 2004 and 2003 of Telefónica, over which the Company has control, prepared in accordance with accounting principles consistent to those used by the Company.

As required by the Securities and Exchange Commission of the United States of America (“SEC”), the consolidated financial statements include as comparative information the consolidated balance sheet as of December 31, 2004 and the statements of operations, changes in shareholders’ equity and cash flows for the fiscal years ended December 31, 2004 and 2003.

The same disclosure criteria have been used in the preparation of supplementary information that disaggregates the data contained in the financial statements mentioned above.

In accordance with generally accepted accounting principles and current legislation in Argentina, consolidated financial statements are to be included as supplementary information to the unconsolidated financial statements. As a consequence of the disposal of Telefónica’s equity interest in Telinver S.A. described in Note 15. Telefónica no longer files consolidated financial statements. In addition, the assets and liabilities of Telinver S.A. as of December 31, 2004, and related revenue, costs and expenses, and cash flows for the years ended December 31, 2005, 2004 and 2003, have been excluded from the respective captions in the accompanying balance sheet as of December 31, 2004, and statements of operations and statements of cash flows for the years ended December 31, 2005, 2004 and 2003, and have been reported separately in such financial statements as of those dates, under Discontinued Operations (see Note 15.).

As of December 31, 2005, the Company’s controlling interest in its subsidiaries is as follows:

Company	Business	Capital stock (1)		% of capital stock and % of votes	Shareholding
Telefónica	Telecommunications services	1,746,052,429	(2)	64.83	Direct

(1)	Total face value, in Argentine pesos.

(2)	Includes 2,355 treasury shares.

2.2.	Presentation of financial statements in constant Argentine pesos.

Until the three-month period ended March 31, 2002, the Company’s financial statements have been prepared recognizing the effects of changes in the purchasing power of money only through August 31, 1995, (maintaining the restatements recorded until that date), by the restatement of amounts to constant pesos, by means of the application of the restatement method in constant currency as set forth by the FACPCE in effect as of that date. Until September 1, 1995, for Argentine GAAP purpose, and considering the then current economic stability conditions and according to the requirements of CNV, the Company discontinued the application of the restatement method. This accounting criteria was accepted by Argentine GAAP until December 31, 2001 and conforms to the requirements set forth by General Resolution No. 8/95 of the Inspeccion General de Justicia “IGJ” (see Note 21.).

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

Decree No. 1,269/02 of the PEN and later Resolution No. 415/02 of the CNV and Resolution No. 11/02 of the IGJ, reestablished the requirement of presentation of financial statements in constant currency. Nevertheless, in 2003, Decree No. 664/03 of the PEN and the later Resolution No.441/03 of the CNV and No. 04/03 of the IGJ set forth again that as from March 1, 2003, the restatement of financial statements in constant currency should be discontinued.

However, the CPCECABA discontinued the application of the method that required restatement into constant currency as from October 2003. In accordance with the above, the financial statements of the Company as of December 31, 2005, 2004 and 2003 have been prepared recognizing the effects of variations in the purchasing power of the Argentine peso until February 28, 2003 (restated according to the changes in the Argentine wholesale price index published by Argentine Institute of Statistics and Census (“INDEC”)) in compliance with the regulations issued by the PEN and the IGJ (the accumulated effect in such index between January 1, 2003 and September 30, 2003 was a 1.4% decrease). The effect on the Company’s shareholders’ equity as of December 31, 2005 and 2004 and on the results for the years then ended of not restating figures until September 30, 2003 is not significant. The shareholders’ equity as of December 31, 2003 and the net income for the year then ended would have amounted to 360 million and 197 million, respectively, if they have been restated as of September 30, 2003.

2.3.	Change in accounting principles. Restatement of comparative financial statements.

a)	Effects of issuance of Resolution 93/2005 of the CPCECABA

In August 2005, the CPCECABA approved Resolution CD No. 93/2005, whereby it introduced a series of changes in its professional accounting standards, as a result of the agreement entered into with the FACPCE to unify Argentine professional accounting standards adopted in the city of Buenos Aires by the CPCECABA and with respect to the ones adopted by Professional Councils of other provinces of Argentina. Such Resolution is effective for the Company as from January 1, 2006. In addition, it establishes transition standards that defer the effective term of certain changes to the years beginning January 1, 2008. Early adoption is accepted.

The most significant change to the Company regards the fact that the positive goodwill with indefinite useful life will no longer be amortized (see Note 2.4.i). Consequently, as from January 1, 2005 the Company discontinued amortizing goodwill related to the investment in Telefonica.

The most significant effect to Telefónica relates to the difference between the inflation-adjusted book value of fixed assets (and other non-monetary assets) and their respective tax base (not inflation-adjusted) that is to be computed as a temporary difference resulting in the recognition of a deferred tax liability, however it may still be considered as a permanent difference provided that certain supplementary information is filed. Inflation accounting was discontinued in 2003. The latter criteria was previously considered by the CPCECABA accounting rules. As of December 31, 2005, the Company had early adopted the changes to the accounting principles (see note 2.4.m).

According to Argentine GAAP, the Company and Telefónica have retroactively modified the comparative financial statements as of December 31, 2004 and 2003 to give effect to this accounting change, with effect on the initial balance of shareholders’ equity computed as an adjustment to accumulated deficit as of December 31, 2002. The retroactive effect of this change, after considering the periods of estimated reversal of deferred tax assets and liabilities, resulted in a 586 increase in Telefónica’s accumulated deficit and corresponding decrease in shareholders’ equity and consequently an increase of 380 million (calculated in proportion to the Company’s ownership interest in said company) in the Company’s accumulated deficit and corresponding decrease in shareholders equity at the beginning of the fiscal year ended December 31, 2003.

The adjustments computed in the financial statements for the fiscal year 2005 and the retroactive restatement of comparative financial statements for the fiscal years 2004 and 2003 of the application of the new accounting principles effective in Argentina, which relate to the application of the deferred income tax method in Telefónica Argentina are as follows:

	2005		2004	2003
	(2)		(3)	(3)
Income statement
Inflation gain on monetary accounts	—		—	3
Income tax	227	(1)	—	—
Net income for the year	227	(1)	—	3
Balance sheet
Liabilities-deferred income tax	150		377	377
Shareholders’ equity
Balance at the beginning of the year	(377)		(377)	(380)
Net income for the year	227	(1)	—	3
Balance at the end of the year	(150)		(377)	(377)

(1)	Net of 16 million corresponding to the taxable income from discontinued operations.
(2)	Effect of accounting change in current year financial statements.
(3)	Retroactive adjustment to comparative financial statements.

Regarding the rest of the changes provided in the resolution 93/2005 of the CPCECABA, the Company evaluated that they were not significant for the years ended as of December 31, 2005, 2004 and 2003.

b)	Change in presentation of certain taxes in the Statements of Operations

Statement of Operations and related additional breakdown disclosure figures as of and for the fiscal years ended December 31, 2004 and 2003 were restated for comparative purposes due to the change in the presentation criterion of turnover tax, for purposes of improving the comparability with other companies of the telecommunications business in Argentina. The change, consisting of presenting such tax as an expense instead of deducted from net revenues, resulted in an increase of net revenues and selling expenses for the fiscal years ended December 31, 2004 and 2003 of 122 million and 106 million, respectively. There is no effect in net income.

Additional comparative information has also been presented following the same presentation criterion that breaks down figures for the above-mentioned 2005 financial statements.

c)	Presentation of discontinued operations

The balances and transactions of the former subsidiary Telinver have been presented in one line under the caption Discontinued operations as described in note 15. Comparative financial statements have been restated accordingly.

2.4.	Valuation methods

The preparation of financial statements in conformity with generally accepted accounting principles in Argentina requires Company’s Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of these financial statements and the reported amounts of revenues and expenses during each year.

Among others, these financial statements reflect the effects of economic and foreign exchange regulations that were known as of the date of issuance of these financial statements. All estimates of the Company’s and Telefónica’s Management have been made accordingly (among others, see Notes 2.4.g), 2.4.i), 2.4.n), 4., 7., 11., 13. and 18. for material estimates concerning the effects of the economic crisis in Argentina and related economic and regulatory government actions). The effects of any additional actions that the Argentine government may undertake in the future will be reported in the financial statements as the Company’s and Telefónica’s Management become aware of them.

Final results may differ from those estimated by the Company’s and Telefónica’s Management. Accordingly, the decisions that are to be made in reliance on these financial statements should consider the potential future development of such governmental action, and the Company’s financial statements should be read in light of these circumstances.

The principal valuation methods used in the preparation of the consolidated financial statements are as follows:

a)	Cash and banks:

•	Amounts in Argentine Pesos: stated at nominal value, including financial income/expense accrued through the end of each fiscal year, if applicable.

•	Amounts in foreign currency: stated at the exchange rate applicable to its settlement in effect at the end of each fiscal year, according to the intended use by the Company, including accrued financial income/expense as of each date, if applicable.

b)	Current investments:

•	Investments in mutual funds: measured at their net realizable value at the end of the year.

•	US$ Discount Bonds: considering the intention of Telefónica, these bonds have been measured at their net realization value as of December 31, 2005 plus, financial income/loss accrued as of the year-end (see Note 14.).

•	Intelsat: Telefónica’s interest in Intelsat Ltd. (formerly known as International Telecommunications Satellite Organization (“Intelsat”)) as of December 31, 2004 was accounted for at the U.S. dollar amount of paid-in capital, stated at the exchange rate applicable to that date, up to the limit of its interest valued by the equity method, determined on the basis of the latest available financial information. On January 28, 2005, Telefónica sold its shareholding interest in Intelsat. The effects of such sale were recognized as of that date (see Note 16.).

c)	Receivables and payables (except bank and other financial payables):

•	Receivables and payables in local currency: at nominal value, plus the financial results accrued as of the end of each year, if any, which is not significantly different from the accounting measurement obtained by calculating the discounted value of the cash flows that would be derived from respective assets and liabilities.

•	Receivables and payables in foreign currency: valued at the exchange rates applicable to their settlement prevailing as of the end of each fiscal year, in accordance with the uses intended by Telefónica, plus the financial results accrued as of those dates, which do not differ significantly from the measurement of the discounted value based on the rate of each transaction.

For purposes of calculating the cash flows discounted value, as long as Law No. 25,561 (Public Emergency and Exchange Regime Reform Law) is still in force, the interpretation of the CPCECABA has been that the discount rate to be used would be such as stated in the transaction, and in the absence of such rate or a representative rate for the transaction, the interest rate quoted by Banco de la Nación Argentina for savings accounts will be taken into account.

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

•	Prepaid services since baseline services committed to be rendered by IBM Argentina S.A. (“IBM”) over the duration of the contract will be received by Telefónica in uniform quantities over the duration of the contract, the baseline service total original cost amounting to US$ 213 million (excluding Telinver S.A. portion) is accrued based on the straight line method over the duration of the contract. So, Prepaid services balance included in Other receivables relating to the baseline services received includes (see Note 10.1):

(a)	the balance of the decreasing monthly installments paid to IBM as of each year-end less the cost accrued on the straight line method basis over the term of the agreement as of each of those dates. Annual increases in service costs as agreed upon between the parties are accrued and recorded in Telefónica’s income statement as from the fiscal year in which such increases occur.

(b)	deferred gain: due to the interdependence of the terms of the agreement on outsourcing of the service and sale to IBM of the related equipment, Telefónica did not recognize any gain from the sale of the assets similarly to a sale and operating leaseback and, so, the gain was deferred and amortized ratably over the term of the services agreement as an adjustment to the cost accrued for the services mentioned in a).

•	“Patriotic Bond”: as of December 31, 2004 this bond had been valued at its estimated recoverable value, recording an allowance for impairment taking into account the sovereign debt restructuring process commenced by the Argentine Government, which included such bonds (see Note 14.).

•	Universal Service contribution (see Note 13.): Telefónica calculates the charge for the Universal Service contribution, consisting of 1% of revenues from telecommunications services, net of automatic deductions (deductions not requiring regulatory approval) provided by the related Regulation and in accordance with Telefónica’s estimates of the amounts payable within each year, since the detailed rules of calculation and payment of this tax are still pending. If this calculation results in a balance payable to the Universal Service fund, such net amount is booked as liability. On the other hand, all deductions and subsidies that must first be approved by the regulatory entity will be booked by Telefónica as receivable in each year in which its reimbursement is approved by such entity.

d)	Inventories:

Equipment and supplies for selling (including telephone accessories and prepaid cards) have been accounted for at replacement cost up to the limit of their estimated realizable value.

Inventories are accounted for net of the allowance for impairment in value and slow turnover, determined based on inventory recoverability analysis at the end of each fiscal year.

e)	Other assets:

Other assets include buildings no longer used for Telefónica’s operations and intended for sale. The carrying book value has been recorded at restated cost as described in Note 2.2., which does not exceed its estimated realizable value.

f)	Noncurrent investments:

•	The investment in E-Commerce Latina S.A. (“E-Commerce”) as of December 31, 2005 has been valued by the equity method, based on the financial statements of that company as of September 30, 2005. Telefónica considers that there were no significant events during the quarter ended on December 31, 2005 that could significantly affect the value of such investment at that date.

As of December 31, 2004, interest in Telinver S.A. and E-Commerce have been valued by application of the equity method, determined on the basis of financial statements as of that date, and prepared according to criteria consistent with those applied for the preparation of these financial statements (see Note 15.).

•	Financial trust: corresponds to the value of the certificates of participation subscribed by the Company in the financial trust called “Proyecto de Inversión y Desarrollo: Complejo Industrial Nacional de las Telecomunicaciones 2003” (see Note 19.). Such certificates were valued at the subscription value paid by the Company up to the limit of their recoverable value. They are expected to be recovered over a term in excess of one year.

g)	Fixed assets:

The fixed assets received from Empesa Nacional de Telecomunicaciones (“ENTel”) have been valued at cost. All figures have been restated as described in Note 2.2. and depreciated by the straight-line method over their remaining useful life. When the construction of work in process extends over time, its value includes the financial cost net of the effect of inflation, if applicable, of financing by third parties related to the investment during the construction period until such time as the asset is ready to be used for a productive purpose. During the fiscal years ended December 31, 2005, interest in work in process was capitalized for 11 million, 8 million and 8 million, respectively. As of December 31, 2005, the residual value of cumulative capitalized interest on fixed assets is 444 million.

For fixed assets whose operating condition warrants replacement earlier than the end of the useful life assigned by Telefónica to the fixed asset category, Telefónica calculates depreciation charge based on the adjusted remaining useful life in accordance with Telefónica’s related assets replacement plan.

Telefónica habitually uses third-party sites to install its transmission equipment. Telefónica maintains a liability at present value to reflect the removal of assets installed at third-party sites whose counterpart consists in an increase in the value of the related fixed asset, which is depreciated on the basis of the estimated useful life of such asset.

These assets were assessed for impairment based on their recoverable value on the basis of Telefónica Management’s best estimate of discounted future cash flows of its telecommunications business, considering current information and future telephone service rates estimates. Telefónica has monitored the evolution of the macroeconomic variables that affect its business and, from time to time, it has adjusted its projections based on the latest trends. As explained in Note 6.b), the main macroeconomic variables have shown a relative stabilization. In the opinion of Telefónica’s Management, based on the preparation of projections based on such trends and the consideration of operating strategies available for possible scenarios, Telefónica will generate future cash flows sufficient to recover the balances corresponding to its fixed assets. Notwithstanding the foregoing, as explained in Note 11.1., Telefónica will continue to monitor the situation and will assess the effect of any new future developments.

h)	Intangible assets:

•	Trademarks were valued at acquisition cost restated as described in Note 2.2.

•	The rights of use of links have been valued at acquisition cost restated as described in Note 2.2. and are amortized by the straight-line method over 15 years, the term of the rights.

•	Deferred expenses were incurred in connection with the issuance of negotiable obligations and have been restated as described in Note 2.2. They were deferred and are being amortized by the straight-line method, that did not generate significant difference from the effective–interest method, as from the issuance date to the maturity of such negotiable obligations of Telefónica. The amortization of such deferred expenses has been recognized in the line “Other holding and financial income / (loss) on liabilities” of the Company’s consolidated statements of operations. In addition, those expenses include the amount related to the “authorization fee” in connection with waivers granted by the holders of Telefónica’s negotiable obligations which are amortized on a straight-line basis through maturity. The portion of expenses related to Telefónica’s original part of the issuance of negotiable obligations that has been settled in the exchange offer of August 7, 2003 has been fully amortized in 2003 based on the number of bonds actually exchanged through the referred exchange offer (see Note 7.3.1).

•	The license related to the data transmission business, including the authorizations to use the “B” Band, has been restated as described in Note 2.2., and is amortized by the straight-line method over a 10-year term.

•	The non-competition clauses have been valued at its acquisition cost and are amortized by the straight-line method for the term of such agreements.

As of December 31, 2004 and 2003, trademarks and the license to use the logo were valued at acquisition cost restated as described in Note 2.2., net of accumulated amortization which is calculated based on the remaining duration of the contract with Telinver S.A., i.e., until October 2007. As a result of the transaction mentioned in Note 15., Telefónica transferred the license to use the logo and certain trademarks to Telinver S.A.

Intangible assets value as of December 31, 2005 do not exceed their recoverable value.

i)	Goodwill on investment in Telefónica:

Goodwill on investment in Telefónica represents the excess of the investment cost over the investment valued by the equity method as of the purchase dates related to the increase in Telefónica’s equity interest from 51.0% to 56.2% as a consequence of the redemption of Telefonica’s class C shares by such company. Until December 31, 2004, the Company depreciated this goodwill over a 240-month term by the straight-line method. As mentioned in Note 2.3., as from January 1°, 2005 and in accordance with current accounting principles, the Company has discontinued amortization of goodwill in relation to the investment in Telefónica.

The recoverability analysis of the goodwill’s booked value generated by the investment in Telefónica as of December 31, 2005, has been made on the basis of the Company’s Management best estimate of Telefónica’s discounted future cash flows, considering current information and Telefónica’s future service rates estimates. The Company’s and Telefónica’s Management have monitored the evolution of the macroeconomic variables that affect their businesses and, from time to time, they have adjusted their projections based on the latest trends. As explained in Note 6.b), the main macroeconomic variables have shown a relative stabilization. In the opinion of the Company’s Management, based on the preparation of projections based on such trends and the consideration of Telefónica’s operating strategies available for possible scenarios, future cash flows could be obtained to recover the booked goodwill and investment. Notwithstanding the foregoing, as explained in Note 11.1, the Company’s and Telefónica’s Management will continue to monitor the projected situation and will assess the effect of any new future developments.

j)	Bank and other financial payables:

•	In foreign currency: at nominal value plus interest accrued up to each year-end, payable on the respective maturity dates, converted at the exchange rate in effect at the end of each fiscal year calculated at the contractual interest rate in effect as of such dates. (See Note 24.g).

k)	Reserves:

During the normal course of business, Telefónica is subject to several labor, commercial, tax and regulatory claims. While these actions are being contested, the outcome of such individual matters is not predictable with assurance. Charges have been recorded for contingencies where it is probable that Telefónica will incur a loss. The amount of loss is based on Telefónica Management’s assessment of the likelihood of occurrence taking into account legal counsel’s opinion regarding the matter. As of December 31, 2005, the consolidated amount booked by Telefónica for such purpose is 303 million (see Note 12.).

l)	Financial Instruments:

Derivative financial instruments must be disclosed in the financial statements as either assets or liabilities at their fair value as of the date of the measurement. Should the financial instrument be intended to cover cash flow risks, the variation in fair value must be charged, according to the amendment introduced by the CPCECABA, to a specific account “Temporary differences in the measurement of derivative instruments intended as effective coverage” in the balance sheet and subsequently charged to the statement of operations for the year once the assets or liabilities covered have an impact on the income/loss for such year. If, instead, the financial instrument were to protect against the risk of changes in fair value, any variation in fair value must be directly charged to the statement of operations for the year. In both cases, the non-effective coverage portion of derivative instruments must be directly charged to the statement of operations for the period at the time such condition is known. At the time of the initial application of this rule at the beginning of the fiscal year 2003, the difference between the previous and current valuation of the derivative instruments not designated as hedges, as well as the ineffective portion of the hedges, were charged to “Unappropriated retained earnings / Accumulated losses”.

Telefónica uses currency swaps, which, in the context of the Convertibility Law between the U.S. Dollar and the Argentine Peso, were intended to eliminate the variability in the cash flows of its debts denominated in Yen and in Euros and that currently reduce such variability in relation to the variations in the exchange rate between the yen/euro and the U.S. dollar so that, Telefónica has ensured a fixed exchange rate between the yen/euro and the U.S. dollar for these obligations paying for the coverage a fixed percentage. The main criteria used by Telefónica to determine the hedge effectiveness are: i) notional amount of swap contracts with respect to the peso and hedged items; ii) currency of the swap contracts and covered items and iii) maturity date of the hedge instrument and the hedged item. As of December 31, 2005 and 2004, the hedge relationship was deemed to be ineffective because of the devaluation of the peso and the freezing of Telefónica’s tariffs.

In addition, during 2004 and 2003, Telefónica used other financial instruments, such as currency forward contracts and call spreads, in order to eliminate fluctuation in the cash flows of its debts in US Dollars with respect to the Peso. These contracts were designated as cash flow hedges or fair value hedges. The principal criteria used by Telefónica to determine hedge effectiveness were: i) notional amounts of these contracts and the hedged items, ii) currency of the contracts and the hedged items, and iii) maturity of the hedged instruments and the hedge item. Telefónica deemed all of these hedge relationships to be not effective.

m)	Income tax and Tax on minimum presumed income:

The Company and Telefónica record income tax by applying the deferred method. Deferred tax assets result from the temporary differences arising from allowances, accruals, financial charges, that are not yet deductible for tax purposes, from the tax treatment given in 2002 to exchange differences losses generated by financial payables in foreign currency and mainly from tax loss carryforwards of previous fiscal years. Deferred tax liabilities result mainly from temporary differences between the carrying amount inflation restated as described in Note 2.2. and the value for tax purposes of fixed assets, mainly due to the effect of the inflation restatement applied to fiscal years 2002 and 2003, due to different depreciation criteria and to the treatment of capitalized interest.

In order to book the above temporary differences, the Company and Telefónica applied the liabilities method: the determination of net deferred tax assets or liabilities is based on temporary differences charged to the “Income tax” caption in the consolidated statements of operations.

As described in Note 2.3., in August 2005, the CPCECABA approved Resolution CD No. 93/2005, whereby it introduced a series of changes in its professional accounting standards, as a result of the agreement entered into with the FACPCE to unify Argentine professional accounting standards.

As required by CPCECABA Resolution MD 11/03, and until the presentation of the financial statements for the fiscal years ended December 31, 2005, 2004 and 2003, Telefónica had not recognized a deferred tax temporary difference for the difference between the book value of fixed assets and other nonmonetary assets and liabilities adjusted for the inflation of 2002 and part of 2003 and its non-inflation adjusted tax base. However, the change of the new accounting standards described in note 2.3. allow for such difference to be booked as a deferred tax liability.

As of December 31, 2005, as provided for in the effective accounting standards recently approved by the CPCECABA, and consistent with the CNV, Telefónica had early adopted the changes to the accounting standards and decided to record that deferred tax liability with effect in 2005 and the prior years presented for comparative purposes. The retroactive computations of this net deferred tax liability, has implied the subsequent retroactive booking as a deferred tax asset netted from the liability, of an off-settable portion of deductible temporary differences and accumulated tax loss carryforwards amounting to 551 million which, if such liability had not been booked, would have continued to be affected by the related valuation allowance as of December 31, 2004 and 2003.

The cumulative effect on Telefónica’s net shareholders’ equity at the beginning of the fiscal year ended December 31, 2003 related to the booking of deferred tax liabilities after the abovementioned netting and considering the periods provided to reverse deferred tax assets and liabilities represented a 586 million increase in accumulated losses as of that date (equivalent to 380 million considering the Company’s ownership interest in Telefónica).

The Company’s and Telefónica’s Management evaluates the recoverability of deferred tax assets based on estimates. Ultimately, the recoverability of deferred tax assets depends upon the Company’s and Telefónica’s ability to generate enough taxable income during the periods in which these temporary differences are expected to be deductible.

In connection with remaining balances of the deferred income tax, considering its estimates, the Company and Telefónica’s Management takes into account the reversal time period of deferred tax liabilities, projected taxable income and tax planning strategies. This assessment is based on a series of internal forecasts updated to reflect current trends. In accordance with accounting principles in force, the Company must recognize deferred tax assets when future deductibility is likely. As of December 31, 2004 and 2003 the Company had considered the legal statue of limitation periods applicable to the use of tax loss carryforwards and assessed the variables which affected estimated future taxable results, including the one related to the possible effect of the outcome of the pending tariff renegotiation. As a result of such assessment, the Company had booked a reserve for the balance of net deferred tax assets related to income tax.

Regarding the Company’s tax loss carry forward as of December 31, 2005, the Company has booked a reserve for the balance of deferred tax assets amounting to 400 million, whose recovery depends upon the generation of future taxable income.

As of December 31, 2005, based on the information and projections available as of the date of issuance of these financial statements and considering the reversal of deferred tax assets and liabilities and the status of the variables affecting future taxable income, including the effect of the 2005 renegotiation of the Argentine Government debt, the changes in tax loss carryforwards amounts for the last three years, the stability of the foreign exchange rate, the projected inflation for the coming two years, and the reduction in foreign currency debt, Telefónica estimates that its deferred tax assets as of December 31, 2005 will probably be recovered (see Note 18). The effect of the reversal during 2005 of the allowance that had been recorded by Telefónica until December 31, 2004, was included in the “Income tax” line in the statement of operations as of December 31, 2005.

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

The Company’s foreign exchange tax loss as calculated by the above procedures and by application of a $1.40 exchange rate for the U.S. dollar was approximately 123 million, of which approximately 104 million were deducted for the tax purposes in the fiscal year ended December 31, 2005, while the remaining amount will be carried forward and applied proportionally to offset taxes until December 31, 2006, in accordance with the related legislation.

Telefónica’s foreign exchange tax loss as calculated by the above procedures and by application of a $1.40 exchange rate for the U.S. dollar was approximately 750 million, which is computed in equal parts in five years starting December 31, 2002. As of December 31, 2005, there is a remaining balance of 150 million to be deducted for tax reporting in the next fiscal year.

As of December, 31, 2004, the Company and Telefónica held a tax loss carryforward of approximately 3,442 million (1,205 million at a 35% tax rate), that could be applied, in each company’s particular case, to offset future income tax charges until 2010. In the fiscal year 2005, the Company has estimated the existence of income tax loss of 161 million.

Telefónica has estimated taxable income of approximately 728 million for the fiscal year ended December 31, 2005 that could be offset against cumulative tax loss carryforwards existing at the beginning of the fiscal year.

The consolidated tax loss carryforwards are as follows (nominal values):

Maturity year	Amounts in millions of pesos
2006	795
2007	1,682	(1)
2009	169
2010	161

	2,807

(1)	Net of 728 million corresponding to Telefónica taxable income estimated for the year ended December 31, 2005.

The following table presents the components of the Company’s consolidated deferred tax balances (in millions of Argentine pesos):

	December 31, 2005	December 31, 2004
Deferred tax assets
Tax loss carryforwards	983 (1)	1,205
Exchange differences deductible in future years	59	121
Allowance for doubtful accounts	40	45
Allowance for contingencies and other non-deductible allowances and accruals	199	172

	1,281	1,543
Allowance for deferred tax assets (Note 24.e)	(400)	(850)

Subtotal	881	693

Deferred tax liabilities
Fixed assets and intangibles assets	(1,095)	(1,256)
Dismissal accrual for tax purposes	(14)	(14)
Other liabilities	(4)	(5)

Subtotal	(1,113)	(1,275)

Total deferred tax liabilities, net	(232)	(582)

(1)	Includes 56 million originated by Cointel’s estimated tax loss carryforward and is net of 255 million of income tax estimated by Telefónica for the year ended December 31, 2005, 25 million of which corresponds to discontinued operations.

The following is the reconciliation of the income tax amount resulting from the application of the corresponding tax rate on income from continuing operations and the amount charged to the statements of operations for the years ended December 31, 2005, 2004 and 2003:

	December 31,
	2005	2004	2003
Net (loss)/income from continuing operations before tax at statutory income tax rate of 35%	(44)	(64)	94
Permanent differences:
Income on equity investments	—	—	1
Non deductible expenses	13	8	17
Inflation restatement effect	1	(2)	17
Reversal of allowance for deferred tax assets	(450)	25	(183)
Goodwill depreciation	—	8	8
Not used Tax loss carryforwards	23	25	—
Effect of minority interest	82	—	46

Income tax	(375)	—	—

Additionally, the Company and Telefónica calculate the Tax on minimum presumed income by applying the effective tax rate of 1% on certain production assets valued according to the tax regulations in effect as of the end of the fiscal year. This tax is supplementary to Income tax. The

Company and Telefónica´s tax liabilities will be the higher of these two taxes. However, if the tax on minimum presumed income exceeds Income tax during one fiscal year, such excess may be computed as prepayment of any Income tax excess over the Tax on minimum presumed income that may arise in the next ten fiscal years.

Telefónica has determined a tax on minimum presumed income charge for the fiscal year ended December 31, 2005 in an amount of 35 million that was included in the caption “Other non current receivables” as Telefónica’s Management has estimated that such tax would be recoverable based on its tax projections and the terms for recovery established by the law (10 years). As of December, 31, 2005, Telefónica keeps 149 million as Tax on minimum presumed income capitalized and measured at their discounted value on the basis of Telefónica’s tax projections. These balances (nominal value) might be computed as a prepayment in accordance with the description provided in the previous paragraph and based on the following detail:

Maturity year	Amounts in million of pesos
2012	47
2013	40
2014	35
2015	35

157

For the fiscal years ended December 31, 2005, 2004 and 2003, respectively, the Company has determined a charge for the tax on minimum presumed income amounting to a loss of approximately 35,267 pesos, 54,565 pesos and 13,070 pesos, respectively, which were charged to income of each year.

n)	Shareholders’ equity accounts:

•	Common capital stock: it has been presented at nominal value and the adjustment required to restate as described in Note 2.2. is included in the “Adjustment to Capital Stock” account. This account also absorbs any adjustment to the redemption value (shortfall or excess) of the preferred shares as explained in the following paragraph.

•	Preferred capital stock: it has been presented at its redemption value calculated in accordance with the issuance conditions as explained in Note 4., through the following items:

•	Face value of preferred shares.

•	Adjustment to capital stock: restatement of the preferred shares as described in Note 2.2.

•	Adjustment to redemption value: it represents the difference between the restated value of the preferred shares as stated in Note 2.2. and their redemption value as detailed in Note 4.

Professional accounting standards set forth as a specific rule that redeemable preferred stock is classified as liabilities when issuance conditions, directly or indirectly, require that the issuer redeems them for a determined or determinable amount, on a fixed or determinable date. The Company has concluded that its preferred capital stock has not met the conditions mentioned above. Accordingly, the Company has continued to classify the preferred stock as a component of shareholders’ equity.

•	Premium on share issue: corresponds to the additional contribution over the face value of capital stock made by the Class B common shareholders, and it is comprised at its restated as described in Note 2.2.

•	Legal reserve and unappropriated earnings: restated as described in Note 2.2.

•	Reserve for future dividends: as of December 31, 2005 the Company has a reserve for future dividends of 838 million (restated as described in Note 2.2.). However, as described in Note 6.c), the Board of Directors is currently not able to utilize such reserve for paying cash dividends. (See Note 23).

o)	Revenue recognition:

Revenues and expenses are credited or charged to income on an accrual basis. Telefónica recognizes income from fixed telephony services (local and long distance, prepaid cards and access to the network, among others) based on the use of the network.

Telefónica recognizes income from sales of equipment when they are delivered and accepted by its customers. For contracts where Telefónica provides customers with an indefeasible right to use network capacity, Telefónica recognizes revenue ratably over the term on stated life of the agreement. In addition, the effects of the adjustment of prices agreed upon with customers in relation to services rendered are recognized in the period in which all necessary conditions are met to consider them as revenues. As of December 31, 2005 the effect of these type of price adjustments on sales is not significant. Sales for the fiscal years ended December 31, 2004 and 2003 include approximately 5 million and 51 million, respectively, corresponding to the one time effect of these type of agreements.

As of December 31, 2005, Telefónica had agreements with the following resellers or distributors:

i)	Other operators of telecommunication services, such as (1) local and/or long-distance providers, (2) cellular and PCS licensees, and (3) other minor providers of telecommunication services related to interconnection services that primarily include access, termination and long-distance transport of calls. Interconnection charges are principally calculated on a per minute usage basis. Additionally these agreements usually include point-to-point leased circuits out of which Telefónica collects fees from installation and monthly charges. In addition, fees from installation are collected only once and in case of specific installations. Telefónica collects monthly charges depending on: (i) type of line, (ii) bandwidth, (iii) distance between points leased; (iv) duration of the contract and (v) usage of the lines.

ii)	Resellers of prepaid cards. Telefónica sells prepaid cards to resellers. Telefónica charges the resellers the face value of the prepaid card less a wholesale discount of face value depending on the volume and product. Additionally the reseller has no right of return. Telefónica recognized revenue from prepaid cards based on the usage of the network.

iii)	Third parties operating public phones. The operator of the public phone charges its customers for each call based on usage units. The price per unit is set by Telefónica and the operator receives an average variable commission. Telefónica also charges the operator installation fees and monthly basic charges for its lines in service.

iv)	Foreign (non-Argentine) telecommunications carriers and administrations (“foreign carriers”) for calls carried by Telefónica covering virtually all international long-distance calls into or out of Argentina. The agreements govern the payments to foreign carriers for the use of such carriers’ facilities in connecting international calls billed in Argentina and the payments by the foreign carriers for the use of facilities of Argentine carriers in connecting international calls billed abroad. The rates of payment under such agreements are negotiated with each foreign carrier. The practice among carriers is for payments due for the use of overseas networks to be recorded, collected and forwarded by the carriers in the country from which the call is initiated. Settlements among carriers are usually made on a net basis.

Recognition of the Telinver S.A. sale: Telefónica assessed income in the amount of about 109 million (equivalent to 71 million, calculated in proportion to the Company’s ownership interest in Telefónica) related to the sale of its interest in Telinver S.A. Upon assessing the income from the sale, Telefónica considered the value of its interest in Telinver S.A. as of October 31, 2005, other costs related to the transaction, as well as the guarantee granted to Telefónica Publicidad e Información S.A. (“TPI”) and to Telefónica Publicidad e Información Internacional S.A. (“TPII”), which make up the TPI group (“TPI Group”) and Telinver S.A. (see Note 9.2.2.); therefore, Telefónica deferred booking the income from the sale in the amount of 49 million (equivalent to 32 million considering the Company’s ownership interest in Telefónica) until the uncertainty related thereto is resolved, so that it will be probable that Telefónica receives the economic benefits associated to the disposal for that amount.

Income from the sale of Telefónica’s equity interest in Telinver S.A., net of its tax effect, is disclosed in the statement of operations in the line “Income/(loss) from discontinued operations” as of December 31, 2005 (see Notes 9.2.2. and 15.).

Telinver S.A. recognized revenues and cost of sales for sales of advertisements in telephone directories when the directories are published and distributed. For the main telephone directories undergoing the process of edition and not yet published as of December 31, 2004, the total amount of sales orders not yet recognized as revenues as of that date, was 11.3 million (see Note 15.).

Operations statement accounts have been presented as follows:

•	For the fiscal years ended December 31, 2005, 2004 and 2003 charges for the use, depreciation and amortization of non-monetary assets (materials, inventories, fixed assets and intangible assets) have been stated based on the inflation restated amounts of such assets (see Note 2.2.);

•	For the fiscal year ended December 31, 2003, those accumulating monetary transactions that have occurred throughout the fiscal year have been computed by applying the coefficients corresponding to the month of accrual to the original amounts;

•	For the fiscal year ended December 31, 2003 financial income and expense, restated as described in Note 2.2., are disclosed net of the monetary result generated by the effect of inflation on the assets and liabilities that generated them.

•	Equity interest in Section 33 – Law No. 19,550 companies from discontinued and continuing operations” was calculated according to item f) of this note (see Note 15); and

•	Under the caption “Holding and financial income / (loss)” include: (a) financial income and expenses; and (b) exchange differences generated by foreign currency denominated liabilities.

p)	Net earnings (losses) per common share:

The Company calculates the net earnings/(losses) per common share considering Cointel’s net income/(loss) of the fiscal year after deducting preferred dividends, on the basis of 5,306,402,996 common shares with a face value of $0.1 and with one vote per share. For the fiscal years ended December 31, 2005, 2004 and 2003, the Company has calculated income/(loss) per share by segregating such income in continuing operations and discontinued operations.

q)	Net liabilities from discontinued operations:

The following is the disclosure of the valuation criteria used for net liabilities from discontinued operations not described in the preceding paragraphs:

•	Raw materials and supplies: they correspond to paper for printing directories. They have been accounted for the replacement cost up to the limit of their estimated realizable value.

•	Directories in edition process: have been accounted for at their production cost, which does not significantly differ from reproduction cost and does not exceed its estimated realizable value.

2.5.	Amounts expressed in millions of Argentine pesos

The amounts in millions of Argentine pesos contained in these financial statements have been rounded up or down in order to facilitate the footing of notes and tables in which they are included. The effect of such rounding is not material.

2.6.	Financial instruments with off balance sheet risk

Hedging Policy

An essential element of the exchange rate management policy is to minimize the negative financial results due to variations in the exchange rates, while still being able to maintain open currency positions (under strict risk supervision). The primary objectives of the policy are: (i) to secure the payments in foreign currency, hedging first the short term payments and then hedging the long term ones including through derivative instruments and; (ii) to cover Telefónica’s indebtedness in foreign currency as disclosed in the balance sheet as they become due and (iii) to modify the composition of Telefónica’s financial indebtedness, or to refinance it by issuing Peso-denominated debt or entering into agreements to Peso denominated debts.

As of December 31, 2005, Telefónica keeps bank and financial indebtedness in foreign currency for an amount equivalent to 2,527 million and for the purpose of partially hedging its indebtedness in foreign currency, Telefónica has deposits in US dollars as of that date for an amount of US$86 million.

The main aspects of the hedging policy of Telefónica are the following:

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

Until 2002, Telefónica did not hedge our U.S. dollar-denominated debts obligations because under the Convertibility Law the peso/U.S. dollar exchange rate was essentially fixed at parity and Telefónica had revenues stream linked to the U.S. dollar because our rates were denominated in U.S. dollars and converted into pesos at the end of the month. However, in some cases Telefónica hedged U.S. dollars against yens and euros (see “Financial Instruments – Swaps”). Before the Convertibility law, according to the Transfer Contract, the rates were to be restated for inflation in Argentina and in certain extraordinary circumstances, by a specific formula which considered both the effect of the inflation and the variation in exchange rates. Since the end of the Convertibility Law almost all of Telefónica’s revenues stated in pesos but all of Telefónica’s debt was denominated in foreign currency, so Telefónica had a mismatch between the revenues and the financial debt in foreign currency.

As a consequence of the above mentioned mismatch Telefónica established a policy of partially hedging Telefonica’s exposure to exchange rate derived from of the fluctuation between the value of the peso against foreign currencies and certain debt obligations denominated in foreign currencies. Moreover, Telefónica’s policy does not include the holding of derivative instruments to hedge the exposure to interest rate risk.

Telefónica has no financial instruments for trading purposes.

ii. Matching the main features (notional, maturity date, interest payment dates) of the underlying and one side of the derivative.

Another feature of Telefónica’s derivative strategy is the matching of the main features (such as, notional value, maturity date, and interest payment dates) of the underlying security with its respective derivative. This matching is especially sought for the foreign currency debt and derivates hedging payments in foreign currency. Even when a perfect hedge of the flows is sought, the lack of depth of the Argentina’s derivative markets has led historically to imbalances between the characteristics of the hedges and the underlying debts, which however, have not been significant with respect to the purpose of the hedge. Telefónica intends to reduce those imbalances as mentioned below, as long as this does not involve disproportionate transaction costs.

Telefónica documents at the inception of the transaction the relationship between hedging instruments and hedged items, this process includes linking all derivatives designated as hedges to specific assets and liabilities or to specific firm commitments in foreign currency.

iii. Capacity to revalue the derivatives instruments at market prices.

Telefónica uses internal valuations for the derivatives instruments which are verified with independents parties’ valuations (e.g. bank valuations).

Prior to 2004, the Company and Telefónica have not had a fixed policy of entering into financial instruments for managing their exposure to market risk. As of December 31, 2005, Telefónica, as part of its hedge policy, has entered into the following instruments:

a)	Swaps / Forwards:

In September 1999, Telefónica entered into a foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations in the yen-U.S. dollar exchange rate, in connection with the loan amounting whose nominal amount as of December 31,2005 was 5.704 million Japanese yen granted by The Export Import Bank of Japan (currently the Japan Bank for International Cooperation) and maturing in February

2011, which accrues interest at a rate of 2.3% per annum. Such swap agreement provides a fixed exchange rate of 104.25 yen per U.S. dollar. The interest rate to be paid to Citibank N.A. during the validity of the loan for the U.S. dollars received is 7.98% per annum. As of December 31, 2005, the related liability, taking into account the effect of the above-mentioned swap and the additional interest accrued, amounts to US$58 million. The contract establishes, among other provisions for this type of transaction, certain events of default under which the creditor may accelerate payment terms. Events of default include failure to pay financial debts for amounts in excess of 2% of Telefónica’s shareholders’ equity.

Additionally, during December 1999 Telefónica entered into a foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations in the Euro-U.S. dollar exchange, in connection with a portion of Telefónica’s net position of assets and liabilities in euros, including the balance of the loan granted by Istituto Centrale per il Credito a Medio Termine (“Mediocredito Centrale”) which matures in November 2017, and accrues interest at a rate of 1.75% per annum. Such swap agreement has an 8-year term until November 2007 and provides a fixed exchange rate of 0.998 Euro per U.S. dollar. The interest rate paid to Citibank N.A. during the validity of the loan for the U.S. dollars to be received is 2.61% per annum.

Telefónica had used during 2004 currency forwards contracts to hedge against the risks of fluctuation in the dollar exchange rate. Telefónica had entered into currency forwards contracts, known as non-deliverable forwards (“NDF”), pursuant to which monetary positions are offset. These instruments were used to cover firm short-term payment commitments denominated in US Dollars. As of December 31, 2005 and 2004, there are no NDF’s currently outstanding. (See note 2.4.l).

b)	Options

Call Spreads: In September 2004 Telefónica entered into an agreement with Telefónica Internacional, SA (“TISA”) for two new strategies of exchange rate options, known as “Call Spread”, with maturities in January and February 2005, and they consisted of an acquisition of a call option and a sale of a call option with different strike prices for a specific amount of currency.

Options could be exercised only upon maturity thereof. Upon each maturity date, January and February 2005, the options were not exercised because the exchange rate prevailing at those dates was outside the strike band of the options. The cost of the premium paid has been charged to Telefónica’s income statement.

As of December 31, 2005 Telefónica has not pending option transactions.

3.	BREAKDOWN OF THE MAIN ACCOUNTS AND AGING OF ASSETS AND LIABILITIES

3.1	Breakdown of the main accounts

As of December, 31, 2005 and 2004, the main accounts were made up as follows (foreign currency balances are presented in Note 24.g):

a)	Cash and banks:

	December 31,
	2005	2004
Cash	1	—
Banks	21	14

Total	22	14

b)	Trade receivables:

	December 31,
	2005		2004
	Current	Noncurrent	Current	Noncurrent
Without maturity	35	—	—	—
Past due (2) (3)	338	5	168	12
Current	159	—	248	—

Subtotal (1)	532	5	416	12
Allowance for doubtful accounts (Note 24.e)	(137)	(4)	(143)	(9)

Total	395	1	273	3

(1)	In 2005 and 2004 includes 35 million and 33 million, respectively, corresponding to related companies (see Note 9.2.2.).

(2)	In 2005, net of 8 million totally reserved.

(3)	As a consequence of refinancing of past-due receivables, approximately 11 million and 7 million of refinanced receivables are disclosed as noncurrent receivables as of December 31, 2005 and 2004, respectively.

c)	Other receivables:

	December 31,
	2005		2004
	Current	Noncurrent	Current	Noncurrent
Guarantee deposits	3	2	3	—
Prepayments to vendors	2	—	3	—
Related companies (1)	27	226	21	—
Financial prepayments	—	—	10	—
Financial instruments (2)	1	1	1	3
Prepaid expenses	7	—	1	—
Prepaid services (3)	6	—	13	—
Legal deposits	5	—	7	—
Tax on minimum presumed income	—	149	—	120
Patriotic Bond (4)	—	—	—	84
Prepaid insurance	1	—	3	—
Other (5)	12	2	17	1

Subtotal	64	380	79	208
Allowance for impairment of Patriotic Bond (see Note 24.e)	—	—	—	(56)

Total	64	380	79	152

(1)	See Note 9.2.2.

(2)	See Note 2.6.

(3)	See Note 10.1.

(4)	See Notes 14., 2.4.c).

(5)	In 2005, net of 9 million totally reserved.

d)	Inventories:

	Current
	December 31,
	2005	2004
Telephone equipment and other equipment	5	8
Allowance for impairment in value and slow turnover (see Note 24.e)	(2)	(3)

Total	3	5

e)	Other assets:

	Current
	December 31,
	2005	2004
Real property intended for sale	3	3

Total	3	3

f)	Trade payables:

	December 31,
	2005		2004
	Current	Noncurrent	Current	Noncurrent
Vendors, contractors and correspondents (1)	355	2	282	2
Management fee (2)	80	—	70	—
Collections on account and behalf of cellular and audiotext companies	59	—	53	—
Services collected in advance (3)	5	62	5	65
Deferred income	9	33	—	—
Other	1	—	1	—

Total	509	97	411	67

(1)	In 2005 and 2004, includes 35 million and 30 million, respectively, corresponding to related companies (see Note 9.2.2.).

(2)	See Note 9.2.2.

(3)	In 2005 and 2004 include deferred revenues related to the sale of indefeasible rights to use network capacity, recognized by the straight line method during the life of the agreement. In 2005 and 2004 includes 5 million in current and 57 million and 60 million in non current, respectively, corresponding to related companies (see Note 9.2.2.).

g)	Bank and other financial payables:

	December 31,
	2005		2004
	Current	Noncurrent	Current	Noncurrent
Bank loans and long-term financing	36	175	224	236
Imports financing	6	7	15	13
Section 33 Law No. 19,550 - Telefónica Internacional, S.A. (“TISA”) (1)	1,670	—	1,932	—
Negotiable obligations (2)	434	2,059	346	2,251
Credit balances with banks	5	—	29	—

Total	2,151	2,241	2,546	2,500

(1)	In 2005 and 2004, includes 1,632 million and 1,454 million, respectively, corresponding to the Company (see Note 9.2.), and 38 million and 478 million, respectively, corresponding to Telefónica (see Note 9.2.2.).

(2)	See issuance conditions and way of cancellation in Notes 7.2.1. and 7.3.1.

h)	Payroll and social security taxes payable:

	December 31,
	2005		2004
	Current	Noncurrent	Current	Noncurrent
Vacation and bonus accrual	56	—	47	—
Social security taxes payable	17	—	14	—
Pre-retirement agreements and others (1)	14	11	15	16
Incentive plan for executives (2)	—	2	—	—
Other	2	—	2	—

Total	89	13	78	16

(1)	Pre-retirement agreements mature through 2009, and do not have adjustment clauses. This amount includes 8 million related to benefits granted to employees included in such agreements, which are to be allocated by them to social security tax payments corresponding to the period between the date of the agreement and December 31, 2005 and are to be paid by Telefónica until the worker qualifies to obtain legal pension benefits.

(2)	See Note 17.

i)	Taxes payable:

	2005		2004
	Current	Noncurrent	Current	Noncurrent
Turnover tax accrual (net of prepayment)	14	—	12	—
Health and safety taxes	25	—	24	—
Value added tax	21	—	11	—
Tax on minimum presumed income (net of prepayment)	11	—	9	—
Deferred tax liability, net (1)	—	232	—	582
Other	63	—	40	—

Total	134	232	96	582

(1)	See Note 2.4.m).

j)	Other payables:

	December 31,
	2005		2004
	Current	Noncurrent	Current	Noncurrent
Financial instruments (1)	12	17	10	4
International Telecommunications Union (“U.I.T.”) (2)	21	—	21	—
Related companies (3)	11	—	13	—
Other	12	19	15	25

Total	56	36	59	29

(1)	Foreign currency swaps agreements, forwards contracts and options (see Note 2.6.).

(2)	See Note 12.b.

(3)	See Note 9.2.2.

k)	Goodwill on investment in Telefónica:

	Original value	Amortization
	At the beginning and at the end of year	At beginning of year	For the year		At end of year	Net book value
Fiscal year ended December 31, 2005	454	154	—	(1)	154	300

Fiscal year ended December 31, 2004	454	131	23		154	300

Fiscal year ended December 31, 2003	454	108	23		131	323

(1)	See Note 2.3.

l)	Net liabilities from discontinued operations:

	December 31,
	2005	2004
Net liabilities (1)	—	37
Deferred income – Sale of Telinver S.A. (1)	49	—
Deferred tax assets	(18)	—

Total	31	37

(1)	See Notes 2.4.o) and 9.2.2.

m)	Cost of services provided:

	December 31,
	2005	2004	2003
Telecommunications services (1)	(1,867)	(1,888)	(1,946)
Cost of goods sold (2)	(16)	(14)	(17)

Total	(1,883)	(1,902)	(1,963)

(1)	Note 24.h).

(2)	Note 24.f).

n)	Other holding and financial loss on liabilities:

	December 31,
	2005	2004	2003
Deferred expenses amortization	(8)	(9)	(16)
Tax on checking account credits and debits	(11)	(16)	(9)

Total	(19)	(25)	(25)

o)	Other expenses, net:

	Income (loss)
	December 31,
	2005	2004	2003
Employee terminations	13	37	42
Contingencies	56	99	31
Miscellaneous, net	(5)	(6)	(5)

Total (1)	64	130	68

(1)	Note 24.h).

3.2	AGING OF ASSETS AND LIABILITIES AS OF DECEMBER 31, 2005:

	Assets				Liabilities (c)
	Current investments	Trade receivables (a)		Other receivables	Trade payables	Bank and other financial payables	Payroll and social security taxes payables	Tax payables	Other payables
Past-due:
Up to three months	—	193		—	6	—	—	—	—
From three to six months	—	21		—	15	—	—	—	—
From six to nine months	—	15		—	—	—	—	—	—
From nine to twelve months	—	10		—	—	—	—	—	—
From one to two years	—	22		—	—	—	—	—	—
From two to three years	—	15		—	2	—	—	—	—
Over three years	—	67		—	—	—	—	—	—
At sight:	49	35		29	35	5	—	299	38
Not Due:
Up to three months	293	155		11	434	199	65	55	12
From three to six months	—	2		10	11	172	7	11	—
From six to nine months	—	2		4	3	232	10	1	6
From nine to twelve months	—	—		10	3	1,543	7	—	—
From one to two years	—	—		14	12	663	8	—	16
From two to three years	—	—		364	9	419	3	—	13
From three to four years	—	—		—	8	34	1	—	4
From four to five years	—	—		—	8	678	1	—	1
Over five years	—	—		2	60	447	—	—	—

Subtotal	342	537		444	606	4,392	102	366	90
Allowance for doubtful accounts	—	(141)		—	—	—	—	—	—
Benefits under the Collective Labor Agreements	—	—		—	—	—	—	—	2

Total	342	396		444	606	4,392	102	366	92

Balances
Percentage accruing interest at fixed rate	93%	—		54%	—	58%	—	—	32%
Percentage accruing interest at variable rate		46	%(b)	—	—	41%	—	—	—
Percentage with variable return	7%	—		—	—	—	—	—	—
Interests
Average interest rate in foreign currency	5%	—		5%	—	10%	—	—	6%
Average interest rate in local currency	7%	28	%(b)	11%	—	8%	—	—	—

(a)	Includes 5 million past-due classified as non-current taking into account Telefónica’s Management’s estimates regarding probable collection terms.

(b)	Such percentage is related to the portion of receivables over which surcharges are applicable for being in arrears. The rate indicated is that corresponding to bills collected with such surcharges.

(c)	Not including net liabilities from discontinued operations.

4.	PREFERRED SHARES

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

As of June 30, 2004, the Company had received a claim from the preferred shareholder that holds 100% of the outstanding preferred shares in relation with the pesification of its preferred shares. On September 16, 2004 Cointel has been notified of a legal action filed by such preferred shareholder contesting the shareholders’ meeting held on April 19, 2004 that approved the financial statements for the fiscal year ended December 31, 2003 and possibly the previous meetings, and in particular the shareholders’ decision approving the financial statements as of December 31, 2003, insofar as they disclose as pesified the redemption value of the preferred shares and related accumulated unpaid accrued dividends in accordance with the regulations described above. In addition, the Company has been notified of a precautionary measure (specifically, an order to record the existence of a pending action) in connection with the contestation filed in court by such preferred shareholder. As of August 12, 2005, following the above mentioned claims, the preferred shareholder initiated a new legal action (requesting that the actions be gathered by the same court), intending to declare the nullity of the Company’s Shareholders’ meeting dated on April 29, 2005, that approved the financial statements as of December 31, 2004. The Company’s Management and its legal counsel consider that, based on the raised analysis and in the light of the rules in force, the likelihood that the outcome of these issues could have an adverse effect on the Company’s financial position is remote.

c)	The periods for accruing preferred dividends are computed as from January 1 through December 31 each year, irrespective of the Company’s year-end date.

d)	Preferred dividends are cumulative. The issuance clauses of preferred stock state that such shares enjoy preference over common stock. Likewise, Class A preferred stock enjoys preference over Class B preferred stock. Dividend preferences include a priority order for voting and approval as well as for payment.

e)	Preferred dividend payment dates are as follows:

1.	Preferred dividends on Class A shares: the first date was April 30, 1994 and thereafter dividends should be paid on the 30th day of April in each year to and including 2003, in the event of liquid and realized profits or free reserves (see item j) of this note).

2.	Preferred dividends on Class B shares: the first date was April 30, 1992 and thereafter dividends should be paid on the 30th day of April in each year to and including 2007, in the event of liquid and realized profits or free reserves (see item j) of this note). On each payment date any dividend accrued during the immediately preceding accrual period shall be paid.

On each payment date any dividend accrued during the immediately preceding accrual period shall be paid.

f)	Preferred capital amortization dates are as follows:

1.	Class A shares of preferred stock: the first date was April 30, 1997 and thereafter, amortizations should be made on the 30th day of April in each year to and including 2003, in the event of liquid and realized profits or free reserves (see item j) of this note), in installments equal to a seventh of the preferred capital of this type of stock.

2.	Class B shares of preferred stock: beginning on April 30, 1998 and thereafter, amortizations should be made on the 30th day of April in each year to and including 2007, in the event of liquid and realized profits or free reserves (see item j) of this note), in installments equal to a tenth of the preferred capital of this type of stock.

The General and Special Shareholders’ Meetings held on April 30, 2001, April 28, 2000, April 30, 1999 and March 31, 1997 voted a redemption of Class “A” and “B” preferred shares for a total, in each repurchase, US$40,100,047 (face value of 21,172,825 in historical value) and US$41,878,336 (face value of 22,111,761 in historical value), respectively, as set forth in the issuance conditions of such shares. These reductions were registered in the Public Registry of Commerce.

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

The detail of the preferred capital determined in accordance with the issuance clauses prevailing and considering the effects of Decree No. 214/02 and related regulations and the preferred dividends accumulated unpaid but not yet due as of December 31, 2005, as established in the issuance clauses and considering the effects of Decree No. 214/02 and related regulations, is as follows:

	Capital stock (1)			Amounts stated in millions of Argentine pesos
Class of Preferred Stock	Face value in millions of Argentine pesos		Redemption value in millions of Argentine pesos (2)	Accumulated unpaid dividends as of December 31, 2004 (3) (4)	Fifteenth preferred dividend period (4)	Total accumulated unpaid but not due preferred dividends (4)
“A”	2		6	1	—	1
“B”	13		41	10	3	13

	14	(5)	47	11	3	14

(1)	See Note 5.

(2)	See item b) in this note.

(3)	It is related to the preferred dividends accrued during the twelve-month periods ended December 31, 2004, 2003, 2002 and 2001, which are unpaid as of December 31, 2005, plus the adjustment for the CER as of December 31, 2005.

(4)	Preferred dividends have been calculated, as stated in the issuance conditions and considering the effects of Decree No. 214/02 and related laws.

(5)	The figures in the chart may not sum due to the rounding into millions (see Note 5.)

As of December 31, 2005 preferred stock restated for inflation as stated in Note 2.2. amounts to 58 million, while preferred capital stock redemption value determined in accordance with the issuance clauses and the legal framework mentioned above amounts to 47 million. The Company believes that the difference of 11 million in the value of preferred stock represents a redistribution of the total value of the Company’s capital stock between its common and preferred shareholders. The difference as of December 31, 2005 is comprised of an initial negative balance as of December 31, 2004 of 16 million (restated as described in Note 2.2.) and an increase of 5 million corresponding to the evolution of the preferred stock’s value, calculated in accordance to Decree No. 214/02 and related regulations during the year ended December, 31, 2005.

The issuance provisions of the Company’s preferred A and B shares provide that, should there be no liquid realized profits or free reserves, the Company will not partially amortize preferred capital or pay the respective preferred dividends.

Based on the situations described in Note 6.c) and according to the above-mentioned provisions, the Company did not amortize preferred stock or pay preferred dividends corresponding to the eleventh, twelfth, thirteenth and fourteenth period. For the above reasons this situation is not to be considered default.

According to item 5.e of the preferred shares issuance conditions, the holders of Class A shares of Preferred Stock are entitled to one vote per share as from April 30, 2003, since the tenth dividend payment date for such kind of shares has taken place, and there is preferred capital unredeemed as of such date.

5.	CAPITAL STOCK

As of December 31, 2005 and 2004, the Company’s capital stock has been as follows (amounts stated in Argentine pesos):

Subscribed, paid in, issued and registered with the Public Registry of Commerce (historical Argentine pesos)
Common shares, series “A” (Face value $0.10, one vote per share)	441,492,779.70
Common shares, series “B” (Face value $0.10, one vote per share)	89,147,519.90

Subtotal	530,640,299.60

Class “A” Preferred Shares (Face value $0.10 each) (1)	1,731,840.00
Class “B” Preferred Shares (Face value $0.10 each) (1)	12,767,040.00

Subtotal	14,498,880.00

Total	545,139,179.60

(1)	See Note 4.

6.	LIST OF CONDITIONS AND THE TRANSFER CONTRACT, EXCLUSIVITY AND MAINTENANCE OF THE LICENSE

a)	The List of Conditions and the Transfer Contract set forth certain obligations to the Company and Telefónica, of which the following are still in effect:

1.	The assets contributed to Telefónica used in providing telecommunications services may not be sold, assigned, transferred or encumbered in any way.

2.	THA and TIHBV, as members of the Consortium which was awarded the shares of the controlled company, may under no circumstances reduce their investment in the Company to percentages below twenty and ten percent (20% and 10%), respectively, of the common shares with voting rights, without the prior authorization from the Regulatory Authority.

3.	The Company may not reduce its investment, as a whole, below fifty-one percent (51%) of Telefónica’s total capital with voting rights with Class A shares, without prior authorization by the Regulatory Authority.

4.	Telefónica has to maintain all or a substantial part of the provision of the telephone service and Telefónica’s main business and principal place of business in Argentina may not be changed.

5.	Telefónica has to meet certain objectives related to the services provided. The most important of these objectives are efficiency and services quality. In addition, suppliers of data and value added services are to be given equal access to telephone lines.

In case of serious noncompliance with the previous provisions in 1) through 5), Telefónica’s license could be revoked once the procedures set forth in the List have been completed. Telefónica’s license, however, would not be revoked, should Telefónica have obtained prior Regulatory Authority approval for any of the situations described above in 1) and 2).

In addition, Decree No. 264/98 sets forth both optional and mandatory operating conditions with respect to the provision of basic telephone services. Such mandatory conditions, include mainly permitting other providers to interconnect to Telefónica´s network (including voice and data transmission services), and the installation of a minimum number of new lines.

Although the effectiveness of Decree No. 264/98 was subject to the conclusion of certain legal proceedings, Telefónica believes that is unlikely that the outcome of those proceedings would significantly slow the trend towards increasing competition.

In connection with Telefónica’s contractual obligations under the Memorandum of Understanding 2006, the National Communications Commission (“CNC”) and the Executive Secretary’s Office of the Renegotiation and Analysis of Public Utilities Agreements Unit’s (“UNIREN”) have stated that, in compliance with current regulations, they have performed an analysis of the status and degree of compliance by Telefónica with its obligations under the Transfer Contract and the regulatory framework, and concluded that Telefónica has so far acceptably met –those obligations, with only minor noncompliance events resulting in penalties. Remaining issues related to Telefónica’s operations are pending resolution and are expected to be concluded prior to June 30, 2006.

In the Memorandum of Understanding 2006, it was agreed that as of December 31, 2010, Telefónica should achieve the goals established as long-term goals in Decree No. 62/90 and in the General Rules on Basic Telephone Service Quality. In addition, goals are established as of 2005 that will be effective through the date mentioned above.

In the Memorandum of Understanding 2006, and within the framework of the renegotiation of Telefónica’s Transfer Contract with the government and within the 30 days subsequent to the execution of the Protocol of Renegotiation by the PEN, Telefónica, and the shareholders representing at least 98% of the capital stock, may fully and expressly waive all the rights that would have to potentially be alleged as well as under all lawsuits filed or in progress, arising out of or related to the events or measures resulting from the emergency situation established in Law No. 25,561 in connection with the Transfer Contract and Telefónica’s license. The waiver should not be interpreted as Telefónica’s waiver to the rights that could apply to it based on possible future circumstances. Should such waiver not occur, this would give rise to the repudiation of the Protocol of Renegotiation for a cause attributable to Telefónica, thus resulting in the revocation or expiry of the license.

Telefónica’s Management believes that Telefónica has met all the effective obligations that could have any material effect on these financial statements.

b)	Telefónica signed a license agreement with the SC for an unlimited period of time, to provide local and domestic and international long-distance telephone services and telex services in the Northern region of the country. Telefónica’s obligations under the license, mainly relate to service quality and coverage of the areas to be serviced.

On June 9, 2000, the PEN issued Decree No. 465/00, which provided the complete deregulation of the telecommunications market as from November 9, 2000.

On September 3, 2000, the PEN issued Decree No. 764/00 which, in the context of such deregulation approved the Rules for Licenses for Telecommunication Services, the Rules for Interconnection, the Rules for Universal Service and the Rules for the Management and Control of Radioelectric Spectrum. These rules constitute the current regulatory framework applicable to Telefónica. On September 19, 2000, Telefónica filed a reconsideration petition against certain specific issues of Decree No. 764/00. The Court has not as yet ruled on this issue.

Telefónica’s short-term strategy has been to adapt its business plans to address the challenges and risks presented by the Argentine economic crisis. Therefore since early 2002, Telefónica has focused on the renegotiation with the Government and Telefónica has been taking certain steps to moderate the effects of the imbalance between changes in revenues and costs caused by the significant increase in the prices of supplies and the cost of technology–related investments usually required by the business that Telefónica operates, and the situation affecting service rates described in Note 11. Some of these measures include: i) capital expenditures controls, ii) operating costs reduction, iii) increased collection rates, and iv) debt renegotiation, cash management and roll-over of short-term debt.

The relationship between variables determining Telefónica’s revenues and expenses was affected as a result of the “pesification” and freezing of Telefónica’s tariffs within the context of a potentially inflationary economy and may continue to be mismatched depending upon the regulatory framework to be designed by the Argentine Government in the future. The Transfer Contract provides for mechanisms to re-balance the relationship between the variables that determine revenues and costs of Telefónica (including investments), i.e. the so called the “Telefónica’s economic and financial equation” upon the occurrence of certain circumstances (see Note 11.). As mentioned in Note 18, the Public Emergency and Exchange System Reform Law established the pesification of originally US dollar-denominated utility tariffs previously agreed upon in US dollars at the US$1.00 to $1.00 exchange rate and authorized the PEN to renegotiate agreements. Given this framework, on February 15, 2006, the UNIREN signed on behalf of the National Government, with Telefónica, a Memorandum of Understanding (the “Memorandum of Understanding 2006”) which seeks a commitment to establish in the future a stable legal framework maintaining the legal conditions set forth in the Transfer Contract and the rules in force as of that date of such memorandum.

As of the date of issuance of these financial statements, the evolution of the main macroeconomic variables since the economic crisis of years 2001-2002, show positive signals such as growth in the economy, stabilization of the exchange rate and less inflation, although there have been certain signs of deceleration in the pace of economic growth and rises in domestic prices. Therefore, in the opinion of the Company and Telefónica’s Management, there is greater certainty in the operating and economic environment due to, among other factors, a relative stabilization in the Peso equivalent amounts of its foreign currency denominated consolidated debt, due to the financing already obtained by Telefónica and the gradual reduction of Telefónica’s short term debt. (See Note 7.1.).

Although Telefónica has adopted the above mentioned measures to mitigate the effects of changes in its business resulting from the issue described in the above paragraphs, and certain indicators of the Argentine economy are currently showing favorable signals, the future operating conditions and characteristics might not continue to be stable to the extent that in the event of new developments in the economic context the regulatory framework may fail to establish the rules to allow reinstating the balance of the variables that constitute Telefónica’s economic and financial equation (see Note 11.).

c)	Dividends:

As of December 31, 2005, the Company carries accumulated losses of 2,653 million and a reserve for future dividends of 838 million (restated as described in Note 2.2.). Consequently, the dividend distribution is restricted.

In relation to the restrictions related to the dividends of preferred shareholders, see Notes 4. and 23.

7.	FINANCIAL DEBT

7.1.	Financing

In prior years the Company has funded its working capital requirements, interest payments and amortization of debt out of dividends from Telefónica, external financing from financial institutions, from capital markets, additional issuances of equity securities, and loans from related companies.

The Company general financing policy is to cover future fund needs to repay short-term debt, if possible depending on the evolution of the economic situation, with bank loans and/or access to capital markets and TISA’s loans, or alternatively, by requiring the refinancing of its payables.

Telefónica’s general financing policy is to cover future funds needs to continue its investment plan and repay short and long-term debt mainly with funds generated by the operations plus, if it is necessary, with bank loans and/or access to capital markets and possibly refinancing of TISA’s loans.

As of December 31, 2005, Telefónica’s current assets are lower than its current liabilities by 570 million, the latter including approximately 3% (US$ 13 million) of debt owed to TISA.

During 2004 and 2005, as well as in prior periods, Telefónica managed to gradually reduce its short-term indebtedness through a combination of partial payments and short and long-term refinancings. In February 2005, Telefónica issued the Class 3 (fixed rate and variable rate series) Negotiable Obligations for a total amount of 250 (see Note 7.3.1), of which the Fixed Rate Series was totally cancelled as of the date of issuance of these financial statements. Additionally, Telefónica expects to arrange for additional placements in the future. Those placements, in conjunction with internally-generated cash flows and possible refinancing options and/or other financing alternatives that Telefónica may consider will, in the opinion of Telefónica’s Management, enable Telefónica, to settle or successfully refinance the remaining balance of its short-term indebtedness.

In 2005 TISA refinanced some Telefónica’s liabilities, and has advised to the Company and Telefónica that, as of the date of issuance of these consolidated financial statements, it was still assessing other financing alternatives for such companies including, if necessary, providing additional financing.

THA, a shareholder of the Company, is evaluating Cointel’s financing needs considering the Argentine economic situation and the current difficulties to have access to credit, and has expressed its commitment to use its best efforts to provide financing directly or indirectly, subject to THA’s own fund availability.

On the other hand, Telefónica, S.A. (“TSA”) (TISA’s parent company) has advised the Company that, as of the date of issuance of these financial statements, it was still evaluating financing alternatives for the Company, including the possibility of refinancing or not over the long-term TISA’s current loans to the Company and, if necessary, providing additional financing.

As of December 31, 2005 Cointel’s unconsolidated current assets are lower than its unconsolidated current liabilities by 1,640 million, the latter including approximately 99.5% (1,632 million) of debt owed to TISA. As of December 31, 2004, Cointel’s unconsolidated current assets were lower than its unconsolidated current liabilities by 1,459 million. The current liabilities as of such date included a 99.6% (1,454 million) of debt owed to TISA. Consequently, the Company’s ability to meet its short term liabilities will depend on TISA’s continued refinancing of the loans granted to Cointel, or on the obtainment of other financing from related or unrelated parties, which to date is not available in sufficient amounts for the Company.

Should no financing alternatives be available for Cointel or should Cointel not succeed in obtaining refinancing, Cointel would not have sufficient funds available to meet its current liabilities as they become due as of December 31, 2005.

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

The Regular and Special Shareholders´ Meeting held on March 31, 1997, had approved a Global Program for the issuance of negotiable obligations (the “Program”). Such negotiable obligations are nonconvertible into shares, for a maximum outstanding amount during the term of the Program of US$800 million or its equivalent amount in other currencies.

Under the Program, the Company’s Board of Directors decided the issuance of two series of negotiable obligations: Series “A” for US$225 million and Series “B” for 175 million (historical currency); the maturity date was August 1, 2004, for both Series. On July 3, 1997 the CNV approved the issuance. On July 24, 1997, the Company placed all of the issuance on the market.

The agreement for this issuance gave a detailed description of its settled restrictions.

On August 7, 2003, Telefónica issued negotiable obligations for US$148.1 million due in August 2011 at an annual nominal rate of 8.85% and paid in cash the amount of US$24 million and 4.7 million in exchange for the Company’s negotiable obligations (Series A and Series B). In addition, Telefónica issued 0.2 million of negotiable obligations at 10.375% peso denominated notes due in 2011 which on August 1, 2004 were converted into US dollars and started to accrue interest at an annual nominal rate of 8.85% in exchange for the Company’ s Series B notes. Additionally, Telefónica transferred the Company’s notes which were acquired in this exchange offer to TISA in exchange for an equivalent reduction in Telefónica’s short-term financial debt to TISA.

During fiscal years 2003 and 2004, the Company purchased negotiable obligations Series “A” for a nominal value of US$24 million, and subsequently it repurchased all of such notes. After the prepayments above-mentioned, the outstanding principal amount under such issue was US$ 201 million.

On July 26, 2004, TISA granted a US$ 103 million loan to Cointel in order for the Company to cancel the totality of the Series “B” Negotiable Obligations and the portion of the Series “A” Negotiable Obligations held by third parties plus interest thereon, both with maturity on August 1, 2004.

In addition, on July 27, 2004 the Company agreed with TISA the repurchase of the totality of the Series “A” Negotiable Obligations held by TISA in order to proceed to their cancellation, which occurred on that date. In connection with the referred repurchase, on July 28, 2004 Cointel borrowed a US$ 171 million loan from TISA equivalent to the amount of principal plus interest accrued on such Negotiable Obligations as of that date. The loan did not imply the delivery of funds.

Based on the above, as of the date of issuance of these financial statements, Cointel has cancelled the totality of debt for principal and interest related to the issues of the Negotiable Obligations above-mentioned (see Note 21.)

7.3.	Telefónica

7.3.1.	Negotiable obligations

As of December 31, 2005, there are nine Negotiable obligations issues outstanding:

Issuance Month/Year	Face value as of December 31, 2005 (in millions)			Term (in years)	Maturity Month/Year	Rate per annum (%)		Use of proceeds
05/98	US$	125.6		10	05/2008	9.125		(a	)
06/02	US$	71.4		4	07/2006	9.875		(b	)
08/03	US$	189.7		4	11/2007	11.875		(b	)
08/03	US$	212.5		7	11/2010	9.125		(b	)
08/03	US$	0.03	(c)	8	08/2011	8.85		(b	)
08/03	US$	134.6		8	08/2011	8.85		(b	)
10/04		$65.2		1.5	04/2006	Badlar + 2.40	(d)	(b	)
02/05	US$	103.9	(f)	1	02/2006	8.00		(b	)
02/05		$50.0		2	02/2007	Encuesta+2.50	(e)	(b	)

a)	Financing of investments in fixed assets in Argentina.

b)	Refinancing of liabilities.

c)	On August 1, 2004 they were converted to U.S. dollars and started to accrue interest at a nominal rate of 8.85% per annum.

d)	Corresponds to notes with a variable interest coupon based on the BADLAR rate (average interest rate paid by banks in public and private sectors on deposits in excess of 1 million for a term of 30 to 35 days) + 2.4% with a nominal annual minimum of 7% and a nominal annual maximum of 15%.

e)	Corresponds to notes with a variable interest coupon based on the Encuesta rate (interest rate published by the Central Bank of Argentina (“BCRA”) for fixed-term deposits for a term of up to 59 days for deposits ranging from 100,000 to 499,999) + 2.5% with a nominal annual minimum of 7% and a nominal annual maximum of 15%.

f)	Net of 96.1 million repurchased during 2005. At the date of issuance of these consolidated financial statements, this issuance was completely cancelled.

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

As of the date of issuance of these financial statements, in the opinion of Telefónica’s Management, Telefónica has met all obligations arising from the agreements signed in connection with these issuances.

Telefónica issued negotiable obligations in dollars under Telefónica’s Global Program of up to US$1.5 billion or its equivalent in other currencies and the commitments are those customary for this kind of transactions.

Issuance of Negotiable Obligations under the December 2003 Program

The shareholders’ meeting of Telefónica held on December 19, 2003 approved the creation of a global program (the “Program”) for the issuance of simple negotiable obligations not convertible into shares, denominated in pesos or in any other currency, with ordinary guarantee, in various series and/or successive tranches, either cumulative or non-cumulative, for a maximum outstanding amount of 1.5 billion or its equivalent amount in other currencies, and delegated to the Telefónica’s Board of Directors the ability to set the remaining issue conditions and to decide to request or not authorization to quote in the Stock Exchange of Buenos Aires (“BCBA”) and the MAE (automated over-the-counter market in Argentina) and/or other foreign exchange markets.

On April 23, 2004, Telefónica’s Board of Directors resolved to issue the LESEP Class of Negotiable Obligations under the Program, for a nominal amount of 163.3 million, which have been cancelled as of the date of these consolidated financial statements.

On October 28, 2004 Telefónica issued the Second Class of Negotiable Obligations for 200 million under the above mentioned Program. The issuance comprises a Series A for an amount of 134.8 million, with a 365-day term (which was fully cancelled upon maturity) and a Series B for an amount of 65.2 million, with a 548-day term and a variable annual interest rate based on the BADLAR index plus 2.4% annual with a nominal annual minimum rate interest of 7% and a nominal annual maximum rate interest of 15%.

On February 11, 2005 Telefónica issued the third class of negotiable obligations by 250 million in two Series, the Fixed Rate Series at 365 days for 200 million with a 8% nominal interest rate coupon (which was fully cancelled upon maturity, after December 31, 2005) and the Variable Rate Series at 730 days for 50 million with a variable interest rate coupon based on the Tasa Encuesta plus a spread of 2.5%, with a nominal annual minimum of 7% and a nominal annual maximum of 15%.

7.3.2.	Long-term bank financing

As of December 31, 2005, Telefónica has borrowed long term funds from major financial institutions in an amount equivalent to 175 million, with maturity on February, 2011 and May, 2017 that accrued interest at an annual nominal rates between 1.75% and 2.30%. These funds have been borrowed under terms and conditions customary in this kind of transaction, which generally refer to the commitment not to encumber or grant security interests on its assets or on present or future revenues, other than certain permitted encumbrances or unless certain predetermined conditions are met.

Additionally, Telefónica uses other long-term bank credit lines to finance long-term imports from different commercial banks, with maturity on August, 2008 that accrued interest at six month LIBOR plus 1 to 2.15% per ANNUN.

•	Currency futures

Telefónica uses currency futures for the purpose of hedging risks associated with its exposure to the US Dollar/Peso exchange rate. In April 2006, Telefónica entered into currency futures whereby currency positions are offset at the date of maturity of the respective agreements, for a total amount of US$ 45 million, and with maturities until June 2006. The exchange rate agreed upon for these transactions ranges from US Dollar 1 = Peso 3.04 to US Dollar 1 = Peso 3.09. These agreements are used to hedge firm short-term indebtedness in US Dollars in relation to the principal of the Telefónica’s negotiable obligations.

7.3.3.	Other financing – Related Parties

As of December 31, 2005, Telefónica owed approximately 38 million (about US$13 million) to related parties, with maturity on December, 2006. This loan accrued interests at one-month LIBOR plus approximately a 1%. The agreement currently in force provides the usual commitments for these kind of transactions, as well as clauses that establish that the creditor may accelerate the terms of Telefónica’s payables if there are changes in Telefónica’s equity, economic and financial situation that due to their adverse nature may affect Telefónica’s capacity to comply with the obligations assumed in the agreement or if there are restrictions that may limit the capacity of Telefónica to repay its debts.

Additionally, the loan agreement currently in effect contains acceleration clauses that would be triggered in the event of certain court or out-of-court procedures being initiated in connection with claims exceeding a certain percentage of Telefónica shareholders’ equity or one of its significant subsidiaries. Telefónica has obtained a waiver in respect of procedures of this nature that were pending against Telefónica until the maturity of the loan, subject to a condition that no other debt be accelerated on similar grounds.

8.	REGISTRABLE ASSETS OF TELEFONICA

On October 27, 1994, “ENTel in liquidation” issued Resolution No. 96/94 whereby it undertakes to perform all necessary acts to accomplish the transfer of title of registrable assets for such time as may be necessary, notifying Telefónica 60 days before the date that may be defined as the expiration of ENTel’s commitment. This resolution recognized that the licensee companies will be entitled to claim the indemnity stipulated in the Transfer Contract for the real property whose title had not been conveyed to them by the time of the expiration of the above mentioned period. As of December 31, 2005 these assets have a net book value of about 581 million (restated as described in Note 2.2.), of which approximately 508 million (restated as described in Note 2.2.) have been registered in Telefónica’s name. In Telefónica’s Management opinion, the registration of title of a major portion of the most significant assets contributed by ENTel will be successfully completed. Accordingly, in Telefónica’s Management opinion, the final outcome of this matter will not have a significant impact on Telefónica’s results of operations and/or its financial position.

9.	ACCOUNTS AND TRANSACTIONS WITH AFFILIATES AND RELATED COMPANIES

9.1.	Affiliates

9.1.1.	E-Commerce Latina S.A.

Telefónica holds together with Alto Palermo S.A. a 50% interest in E-Commerce Latina S.A. for the development of an e-commerce shopping center.

Additionally, the parties undertook to make a voluntary capital contribution for the development of new business lines for a maximum of 12 million, 75% of which is to be contributed by Telefónica.

9.2.	Section 33 - Law No. 19,550 companies and related companies

Section 33 - Law No. 19,550 companies of Cointel

As of December 31, 2005, there are eight outstanding loan agreements executed between TISA (as lender) and Cointel (as borrower), which accrued interest at six-month LIBOR plus 5.5% payable semiannually.

As of December 31, 2005, the book value of the outstanding loans amounts to US$538,402,250 (equivalent to 1,632,435,621 as of December 31, 2005) of which US$520,382,006 corresponds to the principal amount and US$18,020,244 to interests.

During year 2002, the Company and TISA executed an amendment to certain loan agreements whereby they agreed that TISA could determine, prior written notice, the conversion into principal of accrued interests as of each due date. During the year ended

December 31, 2005, interests converted into principal under the above-mentioned loans amounted to US$ 38,939,687.

In obtaining the above-mentioned loans, the Company has undertaken certain commitments, mainly involving restrictions on the sale of assets and on the encumbrance of certain assets, on the Company or any of its affiliates becoming a party to mergers or acquisitions, with certain exceptions. In addition, the loans shall forthwith become due and payable upon the Company defaulting on any of the obligations undertaken under the loan agreement, changes in the Company’s controlling shareholders, the Company or its affiliates defaulting on their obligations in excess of euro 20 million, changes in the Company’s main business activity and should the Company or any of its affiliates lose the Government licenses obtained and should the Company’s financial and economic position be altered in such a way that, based on the adverse nature thereof, could affect the Company’s ability to meet the terms and conditions assumed on such agreement, and should there be any restrictions affecting its ability to settle the payables to TISA. TISA has advised the Company that until December 31, 2006: the effects of the Public Emergency System implemented in Argentina by Decree No. 1,570/01, Law No. 25,561, as supplemented and amended, in force shall not be considered as an event of default as defined under the loan agreement. Additionally, the loan agreements in effect include acceleration events in case certain court or out-of-court proceedings are filed for amounts in excess of certain assets or net equity percentages of the Company or material subsidiary in accordance with the definition stipulated in such loan agreements. As of the date of issuance of these financial statements, the Company obtained a waiver in connection with those proceedings existing as of that date, subject to a condition that no other debt be accelerated on similar grounds, covering until December 31, 2006. Regarding the maximum term provided by the abovementioned waivers, as of December 31, 2005, the Company has classified as current liabilities, a loan of 1,009,802,178 (equivalent to US$ 333,048,212 at the exchange rate in effect at December 31, 2005) in relation to loans that, according to their original maturity dates, were non current.

During the years ended December 31, 2005, 2004 and 2003, the Company accrued interest related to loan agreements with companies relating to Section 33 of the LSC for an amount of 132,183,359, 79,294,254 and 39,538,429, respectively.

During the years ended December 31, 2005, 2004 and 2003, Cointel received administrative services from Telefónica for an amount of 151,103, 173,222 and 126,993, respectively, which are disclosed under “Administrative expenses” in Cointel’s income statements as of such dates.

9.2.1.	Telefónica’s commitments related to Telefónica Móviles Argentina S.A. (“TMA”)

In July 1999, Telefónica provided to the Argentine Government for the benefit of TMA performance guarantees under the PCS licenses obligations in the amounts of US$22.5 million individually and 45 million jointly with Telecom Argentina S.A. (“Telecom S.A.”). As informed by TMA, the duties arising from its PCS licenses have been complied with. Although the National Communication Commission (“CNC”) has finished the technical review of existing network, as of the date of issuance of these financial statements the file of this technical review was on the administrative course and as a result the Telefónica is still subject to these guarantees.

The outstanding performance guarantees denominated in foreign currency have been converted into pesos.

9.2.2.	Telefónica’s consolidated outstanding balances and transactions with related companies

In 1997, some of the common shareholders of the Company, who, as of the date of the signed agreement, owned an 83.36% equity interest in the Company executed an agreement to regulate certain corporate decisions such as the dividend policy or preferential rights held by some of them (members of the consortium, as defined in the Transfer Contract, and its affiliates) to provide goods and services under terms equal or more favorable than those offered by third parties. Telefónica made certain transactions with the Company’s shareholders and companies related thereto including the services rendered by TSA (the “operator”) and those rendered by third parties related to the Company’s shareholders mentioned in this note.

Telefónica has signed a Management Agreement with its operator and majority shareholder, Telefónica S.A. (formerly known as Telefónica de España S.A.). Under this Agreement, the complete management of Telefónica is entrusted to the operator. Such agreement was automatically extended until April 2003 at TSA’s option. On October 30, 2002, TSA notified Telefónica that it intended to exercise the option to extend the effective term of the Agreement for an additional period of five years to be counted as from April 30, 2003. Until that date the management fee amounted to 9% of Telefónica’s “gross margin”, as defined in the Agreement. On July 30, 2003, Telefónica entered into a Supplement to the Agreement, confirmed by its General Shareholders’ Meeting held on April 19, 2004, pursuant to which the management fee as from May 1, 2003 was reduced to 4% of the gross margin.

As part of the sale transaction of Telinver S.A. described in Note 15., Telefónica granted usual guarantees in this type of transactions to the TPI Group including the inexistence of liabilities or encumbrances not disclosed in Telinver S.A.’s financial statements as of the date of the transaction and the responsibility on legal, tax, and labor contingencies prior to the acquisition, among others.

In addition, Telefónica guarantees to the TPI Group, during a five-year term, that the price of the transaction will be adjusted in the event of changes in the economic and financial conditions of the telephone directory advertising exploitation and publishing agreement, as well as in the event that Telefónica is prohibited from rendering the service stipulated in the Offering Letter for the collection and billing through the telephone bill services.

As mentioned in the financial statements of Telinver S.A. as of September 30, 2005, on February 14, February 28, and June 14, 2002, the DGR (Buenos Aires Province tax authorities) issued three resolutions, whereby turnover tax ex-officio assessment and summary proceedings were filed against Telinver S.A. for the 1996, 1997, 1998, 1999, 2000 and 2001 (January through July) periods. The amounts claimed in those notifications are 4.4 million, 0.3 million, and 1.7 million, respectively, plus the interest provided in the Buenos Aires Province tax code. On January 22, 2004, Telinver S.A. filed an appeal with the Buenos Aires Province Administrative Tax Appellate Court.

On November 15, 2005, the Administrative Tax Appellate Court issued a ruling on the third resolution whereby it determined that Telinver S.A. should pay a total amount of 15 million on account of principal and interest. Telinver S.A. paid 2 million in principal claimed by the DGR as previous requirement to appeal the decision of the Administrative Tax Appellate Court before the contentious administrative courts. In addition, Telinver S.A. requested a precautionary measure based on the unconstitutional nature of the interest calculation method provided in the Buenos Aires Province Tax Code. Telinver S.A.’s legal counsel believes that there are sound arguments to be granted the precautionary measure. As of the date of issuance of these financial statements, such precautionary measure had not been issued.

On March 1, 2006, Telinver S.A. received a demand from DGR whereby it is required to pay within a term of 5 days the amount of 1.5 million plus compensatory interest. On March 8, 2006 Telinver S.A. filed a brief with the provincial tax authorities rejecting such demand for payment on the grounds that the tax determination thereby included failed to consider Law No. 13,405, section 16 insofar as it establishes that compensatory interest may not exceed the limit of five times the amount of the outstanding tax liability. In response to the brief filed by Telinver S.A., the Capital Federal Territorial Department of the provincial tax authorities shall send the file for consultation to the Tax Technical Advice Directorate of DGR.

In the opinion of Telinver’s legal counsel and the Company regarding the subject matter in dispute the position of Telinver is adequately supported. Thus, it is estimated that Telinver will be able to defend the matter successfully.

Based on the progress of the case as of the date of issuance of these financial statements and although the final outcome is subject to the uncertainties inherent to any pending court judgment, taking into account the sale contract´s payment terms and clauses dealing with contingencies, to date it is uncertain whether it is probable that Telefónica be granted the economic benefits related to the sale in connection with the contingency mentioned herein and, therefore, 49 million were deferred until the uncertainty described in resolved (see note 2.4.o)).

During the years ended December 31, 2005, 2004 y 2003 the following transactions were made with the controlling shareholder of Telefónica and companies related to the parent, respectively in each of the following periods (in millions of Argentine pesos):

	December 31,
	2005	2004	2003
Management Fee:
Telefónica S.A. - Sucursal Argentina (TSA’s branch)	(75)	(68)	(86)

Net income / (loss) from goods and services:
TMA	210	140	102
Telefónica Data Argentina S.A. (“TDA S.A.”)	36	46	38
Telinver S.A.	14	15	11
Atento Argentina S.A. (“Atento”)	(16)	(20)	(11)
Telefónica Ingeniería de Seguridad S.A. (“TIS S.A.”)	(4)	(3)	(4)
Emergia Argentina S.A. (“Emergia”)	6	4	5
Telcel Venezuela (“Telcel”) (1)	6	—	—
C.P.T. Telefónica del Perú (“CPT”)	19	12	(1)
Compañía de Radiocomunicaciones Móviles S.A. (1)	41	—	—
Telefónica S.A. – Sucursal Argentina	(5)	(6)	(7)
Televisión Federal S.A. – TELEFE	(5)	(4)	(4)
Telefónica International Wholesale Services (“TIWS España”)	—	1	—
Telefónica International Wholesale Services América S.A.	1	1	2
Telefónica Investigación y Desarrollo S.A. (“TID S.A.”)	—	(1)	(2)
TSA	7	—	(2)
CTC Mundo S.A. (“CTC”)	(4)	—	(2)
Telefónica Gestión de Servicios Compartidos S.A. (“T-Gestiona S.A.”)	2	1	—
Terra Networks Argentina S.A. (“Terra S.A.”)	(1)	(1)	(1)
Pléyade S.A.	—	1	1
Telecomunicaciones de San Pablo S.A. (“Telesp”)	3	1	1
Atlántida Comunicaciones S.A. (“ATCO”)	1	—	—
Telefónica Servicios Audiovisuales	1	—	—
Telefónica Procesos y Tecnología de la Información	—	—	(3)
Telefónica Data USA	—	—	(1)
Adquira	—	—	(2)
Communication Technologies Inc. (“CTI USA”) (3)	(1)	(1)	—

Total	311	186	120

Net loss financial charges
TISA	(12)	(85)	(198)
TPI (2)	1	—	—
Telinver S.A.	5	—	—

Total	(6)	(85)	(198)

Sales of goods and services
Telinver S.A.	(1)	—	—

Total	(1)	—	—

Purchases of goods and services
TDA S.A.	7	7	7
Telefónica Soluciones S.A.	—	16	—
TIS S.A.	1	1	—

Total	8	24	7

(1)	Company incorporated to the group in 2005.

(2)	See Note 15.

(3)	Company belonging to the group until August 2005.

Telefónica’s balances with the operator and other of the Company’s shareholders and other related companies as of December 31, 2005 and 2004 are:

	December 31, 2005	December 31, 2004
ASSETS
Trade receivables
TMA	6	—
Telcel (3)	3	—
CTI USA (4)	—	7
T-Gestiona S.A.	4	5
TIWS España	1	1
TSA	6	—
Telinver S.A.	3	11
ATCO	3	—
Telesp	1	—
Emergia	4	—
CPT	3	9
Other	1	—

Total Trade receivables	35	33

Other receivables
TDA S.A.	9	18
Telinver S.A.	34	—
Telefónica Media Argentina S.A.	2	2
TISA	1	1
TPI	193	—
TPII	10	—
Atento	3	—
Other	1	—

Total Other receivables	253	21

TOTAL ASSETS	288	54

LIABILITIES
Trade Payables
TSA	—	2
Telefónica S.A. - Sucursal Argentina (1)	80	70
CTC	8	3
Emergia	62	65
Compañía de Radiocomunicaciones Móviles S.A. (3)	16	—
Telefónica Servicios Audiovisuales	1	1
Televisión Federal S.A. – TELEFE	2	1
TIS S.A.	1	1
TMA	—	1
Telefónica DATA USA	—	1
Telefónica Soluciones S.A.	—	16
TID S.A.	4	4
Atento	3	—

Total Trade payables	177	165

Bank and financial liabilities
TISA (2)	38	478

Total Bank and financial liabilities	38	478

Other payables
TSA	10	11
Telefónica S.A. – Suc. Argentina	1	2

Total Other payables	11	13

TOTAL LIABILITIES	226	656

(1)	Corresponding to liabilities by management fee.

(2)	See Note 7.3.3.

(3)	Company incorporated to Telefónica Group in 2005.

(4)	Company belonging to the group until August 2005.

10.	COMMITMENTS

10.1.	IBM – Telefónica Contract

On March 27, 2000, Telefónica’s Board of Directors approved the outsourcing through IBM of the operation and maintenance of the infrastructure of some of the Telefónica’s information systems. Telefónica, Telinver S.A., TCP S.A. and TDA executed a contract with IBM whereby such companies outsourced the operation and maintenance of the information technology infrastructure for a term of six and a half years, and they transferred to IBM the assets used to render the services outsourced under the contract at a stated price.

1. Service Price: over the duration of the contract, Telefónica committed to pay IBM a monthly charge as consideration for the base line services to be rendered under the contract, and other charges for the use of additional resources. The payment terms include decreasing monthly installments.

2. Transfer of Equipment: the agreement stipulated that at the inception of the contract, Telefónica should transfer to IBM, at a fixed price, the assets that were designated to provide the services at that date. In addition, the agreement stipulated that at contract expiration IBM shall transfer to Telefónica, at a fixed price, the assets that were designated to provide the services at that date.

3. Renewal of the Agreement: fifteen months before the expiration of the agreement, the parties shall meet to discuss a possible extension. The parties shall conduct negotiations for three months. If the parties do not agree to an extension prior to twelve month before the expiration of the agreement, the agreement shall be finished on the termination date.

As of the date of these consolidated financial statements, Telefónica has started with the renegotiation process of the agreement.

The following is a summary of the primary contractual cash flows related to Telefónica agreement with IBM, as it was originally stipulated in 2000:

Telefónica (in millions of U.S. dollars from 2000 to 2006)
Assets acquired by IBM	23
Baseline monthly installments (service fee total payments)	(213)
Repurchase of assets	(14)
Refund (only if contract is renewed)	3

As a result of the devaluation of the peso, Telefónica renegotiated the contract originally denominated in US dollars. On the basis of a supplementary contract agreed upon by the parties Telefónica undertook, among other obligations, to pay IBM for the services rendered pursuant to the contract from January 2004 to December 2006 the amount of 44.8 million and US$35.8 million in monthly installments. In addition, the referred agreement contemplates the possibility of renegotiating the amount in pesos semiannually upon request by the parties.

10.2.	Other

Telefónica signed contracts for lease of satellites, vehicles, and real property and operation and maintenance of submarine cables, which include approximately 44 million of minimum future payments as of December 31, 2005.

11.	RATES

11.1.	Rate regulations

Decree No. 764/00, issued to de-regulate telecommunications services, sets forth that providers may freely establish the tariffs and/or the prices of the services supplied to objective categories of clients, which must be applied non-discriminatorily. However, if there were no effective competition, as it is the case with the services that generate a substantial part of Telefónica’s income, historical providers shall respect the maximum tariffs laid down in the General Tariff Structure. Below the values established in such tariff structure, these providers may establish their tariffs freely. To determine the existence of effective competition, the historical providers shall demonstrate that another or other providers of the same service have obtained 20% of the total revenue for such service in the local area of the Basic Telephony Service involved. Additionally, in the case of national and international long distance services, effective competition shall be deemed to exist when customers in the area are able to choose through out the dialing selection method among more than two service providers offering more than one destination.

In 2000, Telefónica filed a request to the effect that effective competition be officially acknowledged in the Buenos Aires Multiple Area (“AMBA”). Pursuant to Resolution SC No.304/03, the SC established that Telefónica should readjust the presentations submitted, supplying additional information. Telefónica has complied with this request and no resolution has yet been made in the case.

For the areas and services for which effective competition has not been declared to exist, tariff agreements established that the maximum tariff per pulse should be expressed in U.S. dollars in addition to a right for Telefónica to choose whether to adjust such tariff from April 1 to October 1 of each year based on the variation in the Consumer Price Index of the United States of America. However, the Public Emergency and Exchange System Reform Law No. 25,561, dated January 6, 2002, provided that in the agreements executed by the Federal Administration under public law regulations, including public works and utilities, indexation clauses based on foreign countries’ price indices and any other indexation mechanisms are annulled. Law No. 25,561 also established that the prices and tariffs resulting from such clauses are denominated in pesos at the $ 1 to U.S. dollar 1 exchange rate. Furthermore, this Law authorized the PEN to renegotiate the above contracts taking into account the following criteria in relation to public utilities: (a) the impact of tariffs on the competitiveness of the economy and on distribution of income; (b) service quality and investment plans, when such aspects are contemplated in the contracts; (c) the interest of users and access to the services; (d) the security of the systems comprised; and (e) the profitability of the companies.

The PEN, by means of Decree No. 293/2002, entrusted the Economy Ministry with the renegotiation of such agreements, including agreements that govern the provision of basic (fixed) telephony services. Decree No. 311/03 created UNIREN, which shall be headed by the ministers of Economy and Production, National Planning, Public Investment and Services. UNIREN is in charge of proceeding with the renegotiation process.

Decree No. 120/03 authorized the Argentine Government to provide for interim tariff reviews or adjustments as may be deemed necessary or convenient for the purpose of ensuring the continued availability, safety and quality of services provided to users under these contracts until the conclusion of the renegotiation process.

Law No. 25,790 extends the term for the public works and utilities agreement until December 31, 2004, this term has been further extended until December 31, 2005 pursuant to Law No. 25,972. The term has been further extended until December 31, 2006 pursuant to Law No. 26,077. The PEN shall be responsible for submitting the renegotiation proposals to National Congress, which will have to communicate its decision within a period of 60 running days counted from the date of reception of the proposal. In the event such period expires without Congress having reached a solution, the proposal shall be deemed accepted. If the proposal is rejected, the PEN shall resume the process to renegotiate the applicable agreement. This rule establishes that the decisions adopted by the PEN in this re-negotiation process shall not limited to, or subject to, the stipulations contained in the above mentioned regulatory frameworks currently governing the concession or licensing agreements for the respective public utilities. Renegotiation agreements may cover partial aspects of concession or licensing agreements, contain formulas to adjust such agreements or temporarily amend them and include the possibility of agreeing upon periodical reviews, as well as the establishment of conditions that must be met by the quality parameters applied to services. If there were temporary amendments, they should be taken into consideration in the terms of the final agreements reached with concessionaires or licensees. The legal provisions do not authorize public utilities contractors or concessionaires to suspend or alter compliance with their duties.

In accordance with Resolution No. 72/03, in February 2003 the Ministry of Economy approved a methodology to calculate and transfer to Telefónica’s customers the impact of the tax on bank account transactions imposed by Law No. 25,413 paid by Telefónica as from the date such resolution comes into force. Resolution No. 72/03 expressly refers to the Transfer Contract as the basis for the approval of such method. Pursuant to Resolution No. 72/03, all taxes paid prior to that date are included in the contractual renegotiation required by the Public Emergency Law.

Under the legal framework described, on May 20, 2004, Telefónica, Telecom S.A. and the Argentine Government signed a Memorandum of Understanding (the “Memorandum of Understanding”) pursuant to which they agreed to maintain the General Tariff Structure currently in force for the Basic Telephony Service until December 31, 2004, without waiving such Companies’ rights. The parties also ratified their intent to reach a final contractual renegotiation before December 31, 2004, which finally did not happen. In addition, pursuant to the provisions of the Transfer Contract, they agreed that any new tax or charge, or any variation in those currently in force, subject to the control of Regulatory Authorities as established in sub-sections a), c) and d) under paragraph 12.15 of the List of Conditions, shall be broken down in the bills issued to customers for services in the jurisdictions levied with the respective tax or charge.

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

c) Addition of the Heads of Household who own a telephone line and meet the respective eligibility requirements for registration, to be registered for the Program “Retirees, Pensioners and Low-Consumption Households”.

As stated in this Memorandum of Understanding, the S.C. issued Resolutions No. 261, No. 272 and No. 73, dated November 12, 2004, November 23, 2004 and March 31, 2005, respectively.

Resolution No. 261 approved Telefónica’s promotional offer of telephone access through non geographical numbering, to the value added Internet access service described in sub-paragraph b), for customers in urban areas located more than thirty (30) kilometers away from Telefónica’s current hubs for the supply of 0610 Internet access service, in order to increase the number of areas that will have access to this service and based on discounts granted over telephone rates.

Pursuant to Resolution No. 272, the Secretary of Communications accepted Telefónica’s proposal to implement the “Virtual Telephony” service for the beneficiaries of the Head of Household Plan mentioned in Sub-Paragraph a), consisting of the Value Added Voice Messaging Service, with a related telephone number, that allows users to receive and store messages, available in the Buenos Aires Multiple Area, La Plata, Mar del Plata, Mendoza, Bahía Blanca and Neuquén.

Pursuant to Resolution No. 73, dated March 31, 2005 and the clarifying Resolution No. 149 dated June 21, 2005 Telefónica and Telecom S.A. were instructed to include the beneficiaries of the Head of Household Plan who already own a telephone line in the customer category “Retirees, Pensioners and Low-Consumption Households” as long as they meet the respective requirements for such category. For that purpose, Telefónica is under the obligation to request the National Social Security Authorities (Anses) to supply it with the National Register of Beneficiaries of the Head of Household Plan.

In the opinion of Telefónica’s management, the application of the issues mentioned in subparagraphs a), b) and c) will not have a significant impact on Telefónica’s future results.

The deep changes in the Argentine economic model experienced since early 2002 and the current legislative framework (Public Emergency Law), were to be considered extraordinary events that significantly modified the economic and financial equation of Telefónica and the regime applicable to the industry, therefore allowing the renegotiation of the regime to adapt it to the new situation, in full compliance with the principles established in the List and the Transfer Contract, in order to maintain a regular, continuous and efficient supply of telephony services. The Transfer Contract contemplates the possibility of automatically adjusting the tariffs in the case of extraordinary and unforeseen events thereby defined or government actions or decisions that significantly affect the Transfer Contract’s original financial equation. The Transfer Contract also establishes a compensation on the part of the Argentine Government when there are extraordinary events, including actions and decisions of the Argentine Government such as a freezing on tariffs or price controls, as well as the procedures to be followed to collect such compensation.

Telefónica filed the information required by the Argentine Government and it has proposed to reestablish the tariff regime stipulated in the Transfer Contract, which contemplates peso-

denominated tariffs whose intangibility is safeguarded by the application of the monthly Consumer Price Index in Argentina or, if there were significant differences between this index and the variation of the U.S. dollar, by the result obtained from the application of a polynomial formula that considers 40% of the monthly variation of the price of the U.S. dollar and 60% of the variation of the monthly Consumer Price Index in Argentina, which had been annulled with the enactment of the Convertibility Law and the issuance of Decree No. 2,585/91. Telefónica proposed different alternatives to achieve such objective, especially to handle the transition from current tariffs to those resulting from the application of the Transfer Contract.

In the Memorandum of Understanding 2006 (see Note 18), the parties agreed to comply with and maintain the legal conditions provided in the Transfer Contract and regulations effective to date. Thirty days after the public hearing to be summoned by the UNIREN to discuss the Memorandum of under standing 2006, both Telefónica and its shareholders are required to suspend for 210 working days all the claims, remedies, and lawsuits filed or in progress before administrative and arbitral tribunals, or any court of law, in Argentina or abroad, based on or related to the events occurred or measures taken as a result of the emergency situation under Law No. 25,561 regarding Telefónica’s license and Transfer Contract. After the procedures provided for in current regulations are met, this instrument will be a necessary background to execute the renegotiation with the government.

The Memorandum of Understanding 2006 provides that, in order to ensure the necessary foreseeability in the telecommunications sector and considering the telecommunications expertise and experience contributed by sector companies, the PEN committed its efforts to consolidating an adequate and consistent regulatory framework which, based on the legal and technical aspects of the industry, supplements and strengthens the regulations applicable to the sector.

In the opinion of Telefónica’s Management and its legal advisors, under the general principles of administrative law applicable to the List of Conditions and the Transfer Contract, the future rates should be set at levels sufficient to cover the cost of the service in order to preserve regular, uninterrupted and efficient provision of the public telephony utility service. It is possible that, over time, such rate scheme may not maintain the rate values in US dollars or in pesos constant in relation to any future increase in the general price level. If a future regulatory framework did not provide for the rates to change at a pace allowing balancing the economic and financial equation that both the List of Conditions and the Transfer Contract intended to preserve, such rate schedule could have an adverse impact on Telefónica’s financial position and future results. As of the date of issuance of these financial statements, Telefónica’s Management cannot predict the eventual outcome of the renegotiation pursuant to Public Emergency Law or the rates system that will apply in future or when it will be implemented.

11.2.	Price Cap

Under the tariff regulation mechanism in effect known as Price Cap, to which Telefónica is subject, tariff discounts have been applied based on a formula made up by the U.S. Consumer Price Index and an efficiency factor. On October 4, 2001, Court Room IV of the Federal Appellate Court on Administrative Contentious Matters of the City of Buenos Aires, in relation to the complaint filed by Consumidores Libres Cooperativa Limitada de Provisión de Servicios Comunitarios (“Consumidores Libres”) mentioned in Note 12.d), awarded a precautionary measure ordering the National Government, Telefónica and Telecom S.A. “to refrain from applying the corrections set forth in Section 2 of the Agreements approved Decree No. 2,585/91 until final judgment is rendered in the case…”, which meant that the rates could not be adjusted by the U.S. Consumer Price Index (see Note 12.d).

Telefónica, Telecom S.A. and the SC entered into agreements with the application of the Price Cap for the 2000-2001, 2001-2002 and 2002-2003 periods. The Price Cap for the 2000-2001 period was established at 6.75%, of which 6% was allocated to rate reductions attributable to discount plans that were in effect in 2000 and the non-application of the semiannual adjustments to the pulse of that year value, among other items. The remaining 0.75% was to be applied as defined by the licensees. The Price Cap for the 2001-2002 period was established at 5.6%, and would be allocated to the non-application of the semiannual adjustments to the pulse value of 2001, plus the balance of the non-computation of the pulse value not applied in the price cap for the previous year. To date, the remaining amount has not been allocated to the services contemplated in the agreement. As concerns the Price Cap for the 2002-2003 period, was established in an efficiency factor which could not exceed 5%, but its value was not fixed. The above mentioned agreements require the approval of the Ministries of Economy and Production and Federal Planning, Public Investment and Services, which are still pending as of the date of issuance of these financial statements. Moreover, neither the effect of the reduction in rates previously implemented as compared to the rate reduction adjustments established by the SC nor the rate differences pending application under the referred agreements, have been established.

In the opinion of Telefónica’s Management and its legal counsel, the resolution of these issues related to the Price Cap and the complaint filed by Consumidores Libres might exclusively affect the maximum tariffs for future services that Telefónica is authorized to collect from its customers for services, areas or customers in which effective competition has not been declared. As of December 31, 2005, these maximum tariffs are the result of the application to the tariffs in force as of November 7, 2000, the discounts applied as a result of the implementation of the Price Cap corresponding to period 2000-2001 and to the advanced decreases corresponding to the period 2001-2002, as established in the agreements above mentioned.

Under the Price Cap mechanism currently in effect, the rate reduction percentage and the services to which such reductions will eventually apply depend on the final approval of the above rate agreements, and on the outcome of the legal proceedings commenced by Consumidores Libres regarding the effective rate system.

Based on current rate regulation mechanisms, and considering Telefónica’s defense against the above legal proceedings, in the opinion of Telefónica’s Management and its legal counsel, the outcome of these issues will not have a negative impact on Telefónica’s financial position or a significant adverse effect on its results of operations.

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

Contingencies

Telefónica is presently facing various proceedings and claims in the areas of labor, tax, regulatory compliance and other matters, all of which arise in the ordinary course of business. Every situation of this type implies certain degree of uncertainty, and the outcome of individual matters is not predictable with certainty. If information available prior to the issuance of the financial statements, considering the opinion of Telefónica’s legal counsel, indicates that it is probable that a liability had been incurred at the date of the consolidated financial statements, and the amount of the loss, or the range of probable loss can be reasonably estimated, then such loss is charged to expenses and accrued in the reserve for contingencies. As of December 31, 2005, the amount recorded by Telefónica as reserve for contingencies is 303 million.

The breakdown of the reserve for contingencies is as follows:

Labour contingencies:

The reserve for contingencies related to labor issues amounts to 199 million and 160 million as of December 31, 2005 and 2004, respectively. The closing balance of the reserve as of December 31, 2005 is mainly comprised of:

i) aggregate assessment of probable losses of 100 million resulting from a significant increase of claims brought by employees during the fiscal year 2004, related to salary differences, taking into account certain judgments at beginning of year of Appeals courts that were adverse to Telefónica.

ii) claims for alleged rights provided in the labor law and related costs which amount to 36.3 million. Telefónica intends to defend its rights vigorously in whichever instances are necessary.

iii) other matters assessed as probable to incur losses, relate to:

Joint and several liability with third parties

Labor accidents

Illnesses

Other severance payments

Tax contingencies:

The reserve for contingencies related to tax matters assessed as probable of loss amounted to 54 million and 53 million as of December 31, 2005 and 2004, respectively.

These tax issues are related to:

Municipal taxes

Provincial taxes

Civil, commercial and other contingencies

The reserve for contingencies related to civil, commercial, administrative, regulatory compliance and other matters assessed as probable of loss as of December 31, 2005 and 2004 amounts to 50 million and 54 million, respectively. These other matters relate to:

Damages

Regulatory compliance claims

Other claims for rescission of commercial agreements

a)	Labor lawsuits attributable to ENTel

The Transfer Contract provides that ENTel and not Telefónica is liable for all amounts owing in connection with claims based upon ENTel’s contractual and statutory obligations to former ENTel employees, whether or not such claims were made prior to the Transfer Date if the events giving rise to such claims occurred prior to the Transfer Date. However, using a theory of successor enterprise liability that they assert is based upon generally applicable Argentine labor law, certain former employees of ENTel have brought claims against Telefónica, arguing that neither the Transfer Contract nor any act of the PEN can be raised as a defense to Telefónica’s joint and several liability under allegedly applicable labor laws.

In an attempt to clarify the issue of successor liability for labor claims, Decree No. 1,803/92 was issued by the PEN. It states that various articles of the Work Contract Law of Argentina (the “Articles”), which are the basis for the foregoing claims of joint and several liability, would not be applicable to privatizations completed or to be completed under the State Reform Law. Although the issuance of Decree No. 1,803/92 should have been seen as favorable to Telefónica, it did not bring about a final solution to the above claims. In effect, in deciding a case brought before it, the Supreme Court of Justice upheld the provisions of the law and declared the Decree inapplicable.

As of December 31, 2005, the claims filed against Telefónica including accrued interest and expenses totaled approximately 44 million (in original currency). Notwithstanding, depending on the possible outcome of such legal actions ENTel has agreed in the Transfer Contract to indemnify Telefónica in respect of such claims and the Argentine Government has agreed to be jointly and severally liable with ENTel in respect of such indemnity obligations and has therefore authorized Telefónica to debit an account of the Government at Banco Nación Argentina for any amount payable by Telefónica. Under the Debt Consolidation Law, ENTel and the Argentine Government may discharge their above described indemnity obligations by the issuance to Telefónica of 16-year bonds. As of December 31, 2005 Telefónica has paid approximately 13 million (in original currency) in cash for the above mentioned claims. Telefónica initiated a claim for indemnification and reimbursement in connection with this matter. The case is being argued in court, and no ruling has yet been issued.

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

b)	International Telecommunication Union Liability (“UIT”)

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

Pursuant to Resolution S.C. N° 18,771/99, these savings were to be applied to the execution of programs or promotional projects in the framework of the presidential initiative argentin@internet.todos, to be managed by the U.I.T. Telefónica both with respect to its own operations and as successor of the rights and obligations of TLDA S.A. has recorded a liability related to these savings for the outstanding principal, amounting to 21 million (see note 3.1.j), which Telefónica understands is the full amount of its liability as of December 31, 2005. In the opinion of Telefónica´s Management and its legal counsel, Telefónica has strong grounds to hold that this liability should not be considered in delinquency and so stated to the CNC in a note dated August 13, 2003 in which Telefónica challenged the calculation prepared by the agency and requested that the proceedings be remanded to the appropriate government agency.

c)	Fiber Optics Cable

In December 2000, Telefónica was served with an ex officio assessment imposed by the Argentine Tax Authorities in relation to Income Tax for the fiscal years 1994 through to 1999. Such adjustment was due to differences in the criterion used to calculate the depreciation of fiber optic cables: whereas Telefónica applies a useful life of 15 years, the Argentine Tax Authorities proceeded to the assessment based on a useful life of 20 years. Having analyzed the issue, Telefónica appealed the assessment imposed by the Tax Authorities Argentina’s Administrative Tax Court based on Telefónica’s opinion that there are strong arguments against the Tax Authorities’ assessment.

However, in November 2004 the Argentine Administrative Tax Court entered a judgment against Telefónica forcing it to amend the tax returns referred to above. Additionally, the judgment repealed the penalties imposed by the Tax Authorities on the grounds that there were admissible elements in support of the figure of excusable error. Given that judgment entered against, Telefónica has been compelled to pay an amount of 6 million plus 17 million as compensatory interest in December 2004, which have been charged as of that date to Telefónica’s income statement as definitive payment. In Telefónica’s opinion this matter will not have additional effects beyond these payments.

Notwithstanding the above paragraph, and although the final resolution is subject to the contingencies inherent in any pending court judgment, Telefónica and its legal counsel are of the opinion that there are legal grounds for a successful appeal of the judgment entered against Telefónica and they have presented an appeal to have this judgment reviewed by the National Court of Appeals in Administrative Contentious Matters. As of the date of issuance of these consolidated financial statements, the Court has not ruled on this matter.

d)	Others

Consumidores Libres initiated a legal action against Telefónica, Telecom S.A., Telintar Argentina S.A. and the Federal Government. The object of this action is to declare the nullity, unlawfulness and unconstitutionality of all standards and rate agreements issued since the Transfer Contract, Cooperative’s objective being to have the rates of the basic telephone service reduced and the amount supposedly collected in excess refunded, limiting them in such a way that the Licensees´ rate of return should not exceed 16% per annum on the assets as determined in point 12.3.2. of the List of Conditions approved by Decree No.62/90. Also, other points of Telefónica’s contracting policy have been called into question.

After analyzing the claim, Telefónica’s legal counsel answered it, petitioning that it should be dismissed on the grounds that it fails to state a claim with a basis in law. The court of original jurisdiction ruled in Telefónica’s favor, but this resolution was revoked by the Court of Appeals that resolved that the claim must not be dismissed but must be substantiated at the court of original jurisdiction. None of these courts have yet ruled on the substance of the claim. Through its legal counsel, Telefónica filed an appeal to the Supreme Court of Justice against the Appeal Court’s resolution, which was denied. Telefónica subsequently filed an appeal of such denial with the Supreme Court of Justice and has been also rejected.

In this scenario, on October 4, 2001, Court Room IV of the Federal Appellate Court on Administrative Contentious Matters of the City of Buenos Aires awarded a precautionary measure requested by the plaintiff ordering the Federal Government, Telefónica and Telecom S.A. “to refrain from applying the corrections set forth in Section 2 of the Agreements approved by Decree No. 2,585/91 until final judgment is rendered in the case”, which meant that the rates could not be adjusted by the US consumer price index.

Telefónica appealed such decision before the Supreme Court of Justice rejecting the arguments stated therein, which has been adversely determined as of the date of issuance of these consolidated financial statements.

In the opinion of Telefónica’s Management and its legal counsel, it is remote that the resolution of this issue could have a negative effect on the results of its operations or financial position.

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

In the context of the transition to competition in telecommunications, the PEN has issued the Decree No. 764/2000 which repealed, among others, Resolutions No. 18,971/99 and 16,200/99 and approved the Universal Service rules and regulations to promote the access to telecommunications services by customers either located in high-cost access or maintenance areas, or with physical limitations or special social needs. Such rules and regulations effective from January 1, 2001, establish that the deficit for the provision of these services will be financed through the payment by all telecommunications providers (including Telefónica) of 1% of total revenues for telecommunications services net of taxes, the “Universal Service Fund”. As of the date of these financial statements, the SC has not defined the mechanism through which Telefónica should recover the cost incurred for rendering these services. (See Note 2.4.c).

The supply of telecommunications services is governed by the regulations that the National Legislative Power and the agencies under the PEN regulating such activities are empowered to issue. In addition, Telefónica is subject to the rules and regulations inherent to any business conducted at the National, Provincial and Municipal level according to the respective rules and regulations in each jurisdiction. In particular, telecommunications services are regulated by the SC and are supervised by the CNC subject to the involvement, in certain cases, of the National Commission of Defense of Competition, and the Sub-

Secretary of the Consumer’s Defense. The SC establishes the legal framework and the policies applicable. The CNC applies the legal framework and the policies and supervises the telecommunications industry. The National Commission of Defense of Competition applies and supervises regulations related to competition and the Sub-Secretary of the Consumer’s Defense applies and supervises regulations related to consumer protection.

Regulations governing the supply of telecommunications services enacted by the National Legislative Power as laws are enacted after the following process: submission of a bill, study and/or modification of such bill by the applicable legislative commissions, a favorable vote by both Houses of the National Congress and enactment of the bill into a law if no veto has been issued by the PEN. At present there are various legislative initiatives of proposed legislation, including:

•	bills aimed at regulating all public utilities based on the definition of the utilities proposed (which includes the activities subject to regulation carried out by Telefónica) and establishing the manner in which concessions are granted as well as the possibility of revoking such concessions, imposing regulations in the area of tariffs such as, for instance, the prohibition of automatic tariff adjustment, imposing an obligation to make investments as a condition to maintain the concession granted,

•	legislative bills aimed at regulating the utilities’ ability to discontinue the supply of services to customers in arrears,

•	legislative bills aimed at establishing new municipal rates, among others.

One of the legislative bills aimed at establishing a National Regime of Utilities (the “Bill”) includes provisions related to the service delivered by private suppliers, always through concessions, licensing agreements or permits for specific terms and establishes that the assets assigned to the supply of the service must be transferred to the State upon the expiration of such term. At present, Telefónica renders its service under a perpetual license and has title to the assets assigned to the supply of the service.

Pursuant to the Memorandum of Understanding 2006 (see Note 18), the PEN has undertaken to make efforts to establish in the future a stable legal framework allowing to regulate the activities in the sector. To that end, it shall send a bill of proposed legislation to the Legislative Power which shall include the following minimum contents:

•	Assurance of a stable and effective regulatory framework applicable to the industry;

•	Maintenance and assurance of legal stability for the benefit of service development;

•	Strengthening of the Nation’s common welfare;

•	Assurance of adequate service supply;

•	Assurance of effective protection for the rights of users and consumers;

•	Incentives to the involvement of the private sector in telecommunications;

•	Promotion of a sustainable technological evolution in the sector with a view to fixed and wireless connectivity;

•	Development of the Argentine telecommunications industry;

•	Promotion of job creation;

•	Promotion of investment commitments that guarantee sustainable development in telecommunications infrastructures based on respect for the principle of technological freedom; and

•	Establishment of an equal treatment for all providers.

Telefónica is unable to foresee if, in the future, the legislative bills or other regulation to be proposed will be enacted into laws or in any other will become part of the regulatory framework that governs Telefónica’s activities. Nor can Telefónica foresee if the original version of the proposals mentioned and/or future projects shall be amended or not, or if there will be amendments that may have a lesser or greater impact on the conditions and the framework in which Telefónica currently operates.

The financial statements consider the effects derived, and foreseen by Management derived from the regulations enacted as of the date of issuance of the financial statements. The effects of any new regulation that may be issued will be considered when they effectively come into force and become a part of the regulatory framework applicable to Telefónica’s activities.

14.	DISCOUNT BOND - FORMER PATRIOTIC BOND

In 2001, Telefónica signed a Patriotic Bond subscription commitment (bond issued by the Argentine Government) for a total amount of US$30 million, which was fully paid in the subscription month. This bond was denominated in US dollars, was made out to bearer, and was negotiable in local and foreign stock markets. The terms and conditions of the issue allowed for the use of these securities to pay national taxes in the event of default to pay the principal and/or interest when due. Since January 2002 the National Government did not honor the payment commitments related to the interest coupons of that bond, Telefónica proceeded to partially offset them against taxes. As from October 2003 such offset feature was suspended and ratified by the Decree No. 493/04 until completion of the voluntary exchange of Argentine sovereign debt securities.

As of December 31, 2004, Telefónica valued and disclosed its Patriotic Bond holdings taking into consideration what is mentioned in the previous paragraph and Note 2.4.c).

On February 23, 2005 Telefónica accepted the sovereign debt-restructuring proposal made by the Argentine Government exchanging its holdings of Patriotic Bond for US$ denominated Discount Bonds, having received US$8.8 million in nominal value and the payment as interest in arrears for approximately US$0.3 million during June 2005.

15.	SALE OF THE EQUITY INTEREST IN TELINVER S.A.

Capitalization of loans

As of December 31, 2004, Telinver S.A.’s current liabilities in foreign currency exceeded its current assets in foreign currency by approximately US$ 36.5 million, and, additionally, total liabilities exceeded total assets, thus, as of that date there was negative shareholders’ equity for 36 million.

On January 3, 2005, Telinver S.A. assigned to Telefónica, pursuant to three assignment agreements, an amount of US$ 39 million corresponding to Telinver S.A.’s total indebtedness to TISA, which in turn tendered its express consent to the assignments. In addition, pursuant to the agreements referred, Telefónica and TISA agreed to renegotiate the interest rate imposed on the indebtedness assigned. In consideration for the assignment, Telinver S.A. subscribed two loan agreements in Argentine Pesos for an amount of approximately 71 million and 45 million, respectively.

Subsequently, on February 14, 2005, Telinver S.A.’s Ordinary Shareholders’ Meeting approved a capital increase of 71.5 million. Telefónica subscribed this increase through the capitalization of the first loan agreement mentioned in the previous paragraph. The remaining debt of 45 million as of the date of the capitalization mentioned in the above paragraph is to be repaid by Telinver S.A. in 8 semi-annuall installments and at an 11% annual nominal interest.

Disposal of Telefónica’s interest in Telinver S.A.

On November 11, 2005, Telefónica sold 100% of its shares in Telinver S.A. and other related assets to TPI and TPII, which acquired 95% and 5% of the shares, respectively, Spanish companies members of the Telefónica Group and Telefónica affiliates. The transaction was approved by Telefónica’s Audit Committee prior to the discussion thereof by the Board of Directors. The Audit Committee concluded that the transaction, the conditions of which are summarized below, may be fairly considered as meeting the normal and usual market conditions:

Price: US$ 74 million (value of assets), from which the financial debt (net of treasury) and allowances are deducted for approximately US$ 7.5 million.

Term: the purchase price will be paid by TPI Group over a term of 2 years and 6 months as from the date of execution, plus an interest rate equivalent to 5.03% per annum. This payment is secured by two promissory notes issued by TPI and TPII.

Guarantees: Telefónica has granted the guarantees customary in these kinds of purchase and sale agreements (see Note 9.2.)

Other contracts: before the sale of the shares, Telefónica and Telinver S.A. signed new agreements for the edition, publication, distribution and exploitation of the telephone directories and the provision of billing services on account and behalf of other parties. Both agreements have been implemented on the basis of the following conditions:

•	Edition Agreement: Telefónica has entrusted Telinver S.A. with the edition, publication, distribution and advertising exploitation of the telephone directories. Under this agreement, Telefónica will receive compensation for the net revenues derived from advertising exploitation of the telephone directories and shall continue to be liable for the costs of the directories’ white-page section.

•	Billing agreement on account and behalf of other parties: Telefónica will bill and collect on account and behalf of Telinver S.A. the sale of advertising space to Telefónica’s customers.

Telefónica has recorded income from this transaction for 109 million (71 million calculated in proportion to the Company’s ownership interest in said company) disclosed in the Income statement in the line “Income/(loss) from discontinued operations”.

As a result of this disposal, Telefónica has discontinued operations in the advertising exploitation business segment, as Telefónica continues only with the telecommunications segment. The following table illustrates the financial position, as of October 31, 2005 and December 31, 2004 and the net loss and cash flows for the ten-month period ended October 31, 2005 and for the fiscal years ended December 31, 2004 and 2003, in connection with the discontinued operations:

a)	Balance sheet from discontinued operations:

	Oct-05	Dec-04
Current assets	85	90
Noncurrent assets	30	33

Total assets	115	123

	Oct-05		Dec-04

Current liabilities	58		159
Noncurrent liabilities	28		—

Total liabilities	86		159
Shareholders’ equity	29	(1)	(36	) (1)

Total liabilities and shareholders’ equity	115		123

(1)	Includes gain/loss from intercompany transactions.

As of December 31, 2005 and 2004, the effect on the Company’s consolidated balance sheet of discontinued operations amounts to 31 million and 37 million, respectively, without considering the effect on the minority interest in Telefónica (see Note 3.1.l).

b)	Net results from discontinued operations:

	Oct-05		Dec-04		Dec-03
Net revenues	32		81		68
Cost of services provided	(15)		(47)		(42)
Administrative expenses	(10)		(13)		(13)
Selling expenses	(8)		(7)		(5)
Other expenses, net	1		(7)		(3)
Holding and financial income on assets	1		2		1
Holding and financial loss on liabilities	(6)		(16)		5

Net (loss) income before income tax for the period / fiscal year	(5	) (1)	(7	) (1)	11

(1)	Includes gain/loss from intercompany transactions.

As of December 31, 2005 and 2004, the effect on the Company’s consolidated income statements amounts to loss of 6 million and 3 million, respectively, considering the Company’s ownership interest in Telefónica. As of December 31, 2003, the effects on the Company’s consolidated income statement amounts to a gain of 11 million, considering the Company’s ownership in Telefónica.

c)	Cash flows from discontinued operations:

	Oct-05	Dec-04	Dec-03
Cash and cash equivalents at beginning of year	18	14	21
Cash and cash equivalents at end of period/ fiscal year	22	18	14

Increase / (Decrease) in cash and cash equivalents	4	4	(7)
Total net cash flows provided by operating activities	14	17	10

Total net cash flows used in financing activities	(9)	(12)	(17)

Total net cash flows used in investing activities	(1)	(1)	—

Increase / (Decrease) in cash and cash equivalents	4	4	(7)

As of December 31, 2005 and 2004, the effect on the Company’s consolidated statements of cash flows from discontinued operations amounts to 18 million corresponding to the reversal of cash at the beginning of year and 4 million corresponding to cash flows provided by discontinued operations, respectively. As of December 31, 2003 the effect on the Company’s consolidated statement of cash flows from discontinued operations amounts to 7 million corresponding to cash flow used by discontinued operations.

On April 28, 2006 the Board of Directors of Telefónica, S.A. announced the disposal of its equity interest in Telefónica Publicidad e Información, S.A., which own TPI Group, to YELL GROUP plc.

16.	RESTRICTED ASSETS

Pledged shares of Intelsat

Under the agreement signed between Telefónica and Intelsat U.K., a company registered under the laws of England, the common shares held by Telefónica in Intelsat had been pledged as collateral for the payment of the obligations arising in relation to segment capacity utilized. In October 2004, the Shareholders’ Meeting of Intelsat Ltd. decided to sell 100% of its capital stock to “Zeus Holding Limited”, which came to an end on January 28, 2005. In consideration for this sale, the shareholders received, shortly after the transaction, US$ 18.75 per share. Telefónica recognized the effects of the sale of Intelsat in 2005, which did not have a significant impact on Telefónica’s results.

As of the date of issuance of these consolidated financial statements, Telefónica exchanged the guarantee of the pledge agreement mentioned above for a guarantee in cash for an amount of US$ 0.66 million, which has been recorded under the caption Other receivables.

17.	INCENTIVE PLANS FOR EXECUTIVES WITH PAYMENT IN CASH

On August 8, 2005 Telefónica’s Board of Directors approved an Incentives Program to be paid to Executive officers in cash (the “Program”), designed by TSA at a global level and consisting in an incentive in cash payable at the end of the Program. The Program, which shall be in force from January 1, 2005 through to December 31, 2007, provides the definitions and basis to select the executives who will participate, based on the criteria of contribution, strategic importance and personal performance.

Telefónica recognizes its obligation associated with the execution of the program in accordance with the straight line method over its term of duration, based on estimations on the level of achievement of the objectives set in the Program (see Note 3.1.h).

18.	LAW OF PUBLIC EMERGENCY – RULES AN REGULATIONS CURRENTLY IN FORCE

Starting in early December 2001, the national authorities implemented several monetary and foreign exchange control measures, announcing that the country would default on the payment of services of its sovereign debt, and enacting Law No. 25,561 of Public Emergency and Exchange System Reforms that implied a deep change in the economic model in force as of that time and amended the Convertibility law in force since May 1991(mainly due to the devaluation of the peso and the conversion to pesos of the obligations to deliver sums of money, both related and not related to the financial system).

Other regulations were issued subsequently, amending some of the above mentioned regulations. The main aspects of such other regulations as of the approval date of these financial statements are:

a)	the de-dollarization of most obligations not involving the financial system originally denominated in foreign currency and governed by Argentine laws in force, as of January 6, 2002 at a $1 = US$1 rate and the subsequent adjustment through the Coeficiente de Estabilización de Referencia (“CER”) or annual interest rate agreed upon in the original contract, and if the interest payable is higher than the average rates prevailing in the financial system, the rate determined by the Banco Central de la República Argentina (“BCRA”) will be applicable, depending on the nature of the obligation, plus an equitable adjustment of the price, to be agreed between the parties or claimed at judicial courts.

b)	the Public Emergency and Exchange System Reform Law No. 25,561 provided for the conversion into pesos of public utility rates that had been agreed upon in US dollars at the US$1.00 to $1.00 rate and it authorized the PEN to renegotiate the agreement (see Note 11.1.).

On February 15, 2006, Telefónica and the Argentine Government, through the UNIREN executed the Memorandum of Understanding 2006. After the procedures provided for in current regulations are met, this instrument will be a necessary background to execute the Protocol of Renegotiation of the Transfer Contract (“Protocol of Renegotiation”), as provided for in Law No. 25,561, section 9.

Among others, the Memorandum of Understanding 2006 discusses the following main issues:

1)	Investments: Telefónica will continue making investments for the technological upgrade and development of its network and new services.

2)	Service and long-term targets (see Note 6.).

3)	Contractual compliance (see Note 6.).

4)	Regulatory framework (see Notes 11.1. and 13.).

5)	Stay of actions and subsequent waiver of right and withdrawal of actions (see Notes 6. and 11.1.).

6)	Adjustment of international incoming calls in the local area through the application of a correction factor so that the value mentioned in section 37, of Annex II, Presidential Decree 764/00 undergoes a three-fold increase.

7)	Unification of the low rate time band for local calls, national and international long-distance calls, starting as from the implementation of the Protocol of Renegotiation.

8)	Equal treatment: In the context of the process to renegotiate the contracts, the National Government undertakes to treat the Company on the basis of terms reasonably similar to those afforded to other telecommunication companies participating in the process.

The Memorandum of Understanding 2006 had been submitted to a public hearing in order to promote the involvement of users and the community at large so that its terms and conditions will be based on a consensus to move forward with the execution of the Protocol of Renegotiation. On March 31, 2006 the UNIREN set the public hearing which was celebrated on April 28, 2006 in the city of Mar del Plata, Argentina. Additionally, the Memorandum of Understanding 2006 shall be subject to any further approvals required by currently applicable rules and regulations.

c)	an extension of National Public Emergency situation until December 31, 2006; and

d)	suspension of dismissals without just cause and the establishment of penalties consisting of the payment amounts equivalent to 50% of the termination pay set forth by labor regulations for employees dismissed without just cause, except in relation with the personnel hired on or after January 1, 2003. This is how the Argentine government is proceeding with a stepwise reduction of the penalty formerly consisting of two times the applicable termination pay with the aim expressed in the law of fully eliminating this penalty if unemployment rates drop to less than 10%.

19.	FINANCIAL TRUST

On November 21, 2003 the Company subscribed certificates of participation for 1.500.000 in the trust called “Proyecto de Inversión y Desarrollo: Complejo Industrial Nacional de las Telecomunicaciones 2003” to be used for extending loans to finance projects related to the production of goods or the supply of services in the telecommunications industry. The Company is both trustor and beneficiary of the trust and Banco de Inversión y Comercio Exterior S.A. (BICE) acts as trustee.

20.	FINANCIAL POSITION

Due to the recurrent cumulative losses recorded by Cointel as of December 31, 2004, Cointel made an inquiry to the IGJ, the government regulatory agency of corporations, and ratified, with its legal counsel’s opinion, the method of computing shareholders’ equity accounts in order to determine whether Cointel qualifies under the event of mandatory capital stock reduction. According to the IGJ’s accounting department, as stated in its opinion dated March 29, 2005, an event of mandatory capital reduction would occur when the total shareholders’ equity, as compared to the capital stock, is smaller than 50% of the latter amount. Under such criterion, cumulative losses should be computed as follows: 50% against the outstanding capital stock, and 100% against the balance to the other shareholders’ equity accounts.

Therefore, as of the date of issuance of these financial statements, according to the IGJ’s interpretation and based on the opinion of Cointel’s counsel, Cointel does not qualify under the event of mandatory capital reduction.

21.	COINTEL’S WITHDRAWAL FROM PUBLIC OFFERING SYSTEM

Following the retirement of all the debt securities mentioned in Note 7.2.1., on September 14, 2004 Cointel filed with the CNV an application for its withdrawal of the public offering system in connection with the issue of Negotiable Obligations. On November 11, 2004, the CNV allowed Cointel’s request and withdrew the consent previously granted to Cointel for admission to the public offering system. Therefore, as from such date, Cointel is no longer subject to the CNV’s control, and has become subject to the supervision of the IGJ.

22.	DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND US GAAP

A)	Accounting principles followed by the Company

The accompanying consolidated financial statements have been prepared in accordance with Argentine GAAP (except for the matter mentioned in Note 2.2.), which differ from generally accepted accounting principles of the United States of America (“US GAAP”).

Differences between generally accepted accounting principles followed by the Company (see Note 2.4.) and US GAAP and their effect on net income/(loss) and on shareholders’ equity are set forth in B) and C) below.

B)	Description of differences between Argentine and US GAAP

1.	Restatement of financial statements for general price-level changes

According to currently effective Argentine GAAP, inflation adjustment mechanism is to be applied if certain conditions, to be assessed by the CPCECABA, are met.

In August 1995, according to the then effective requirements of Argentine GAAP, the method of restatement of amounts into constant pesos was discontinued, due to the low levels of inflation at that time. However, from January 2002 to February 28, 2003, the increase in the consumer price index and in the wholesale price index (which is applicable for restatements of financial statements in constant pesos) was 43.6% and 119.7%, respectively, and therefore, inflation accounting was reinstated under Argentine GAAP as from January 1, 2002 (see Note 2.2.). Also, under Argentine GAAP, the period from August 1995 through December 2001 is considered to be a “stability period”, because of the low level of increase in general prices during that period. Accordingly, the financial statements have not been restated for the effects of inflation during such period.

As described in Note 2.2., in 2002 the PEN repealed the provisions related to inflation adjustments, therefore, the CNV under Resolution No. 441/03 and the IGJ under Resolution No. 04/03 set forth that as from March 31, 2003 the restatement of financial statements in constant currency should be discontinued. The Company has followed the provisions of the IGJ and prepared the financial statements recognizing the effects of inflation until February 28, 2003 (see Note 2.2.). In December 2003, the CPCECABA discontinued the application of the restatement for inflation as from October 2003. The effect on net income and shareholders’ equity for the fiscal years ended December 31, 2003 as if restatement of inflation had been applied for the period March through September 30, 2003 is included in Note 2.2. As of December 31, 2005 and 2004 and for the fiscal years then ended, this effect is not significant.

In accordance with generally accepted accounting principles applied by the Telefónica Group for purposes of the group’s consolidated financial statements, Argentina did not meet the definition of a highly inflationary economy in 2002 and 2003. Therefore, TSA incorporates, for consolidation purposes, the Company’s balances without computing any inflation adjustment for the inflation experienced during 2002 and 2003. Consistent with the Company’s ultimate parent company’s policies, and for U.S. GAAP reconciliation, the Company has elected not to use the alternative of maintaining the 2002 and 2003 inflation adjustment that the Securities and Exchange Commission provides for countries such as Argentina where local GAAP requires price-level adjustments. Therefore, the Company has included in its U.S. GAAP reconciliation an adjustment eliminating the effects of the restatement for inflation computed in the accompanying financial statements during the fiscal year ended December 31, 2002 and 2003 for the period January – February 2003 (see C).

2.	Capitalized interest

Under Argentine GAAP, interest expense incurred on liabilities specifically identifiable to construction in progress is capitalized. For the portion of construction in progress not financed by specific liabilities, Telefónica assumes such expenditures are financed by any remaining liabilities (both interest and non-interest bearing) and shareholders’ equity.

Under US GAAP, interest expense incurred on liabilities specifically identifiable to construction in progress is capitalized. For the portion of construction in progress not financed by specific liabilities, the capitalization rate applied to such excess is the weighted average of the rates applicable to other borrowings of the Company (see C).

3.	Inventories

Under Argentine GAAP, inventory is stated at the lower of either the replacement/reproduction cost or the estimated realizable value. Under US GAAP, inventories are stated at the lower of cost or market. Telefónica determines cost principally on an average cost basis. This effect is not significant (see C).

4.	Income tax and tax on minimum presumed income

Under Argentine GAAP, the Company and Telefónica record income tax by application of the deferred method, in accordance with the provisions of RT No. 17, as described in Note 2.4.m).

Deferred tax assets result from the temporary differences arising from allowances accruals and exchange differences generated in 2002 that are not yet deductible for tax purposes and mainly from tax loss carryforwards. Deferred tax liabilities result mainly from temporary differences between the carrying amount of fixed assets, restated accordingly to Note 2.2., and the value for tax purposes of mainly fixed assets due to different depreciation criteria and to the treatment of capitalized interest.

Under US GAAP, the Company and Telefónica record income taxes using the method required by Statement of Financial Accounting Standards (“SFAS”) No. 109 “Accounting for Income Taxes”. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts under US GAAP of existing assets and liabilities and their respective tax basis. SFAS 109 requires companies to record a valuation allowance for that component of net deferred tax assets, including tax credits arising from minimum presumed income tax (together “tax assets”), which does not meet the “more likely than not” criterion for realization, based on the assessment of evidence established in US GAAP rules. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date (see C).

In assessing the realizability of tax assets, management considers whether it is more likely than not that some portion or all of the tax assets will not be realized. The ultimate realization of tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences and tax loss carryforwards become deductible. Management considers all available evidence, both positive and negative, including the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning in making these assessments. In accordance with SFAS 109, the Company and Telefónica are required to continuously evaluate the recoverability of tax assets.

As of December 31, 2005, based on the information and projections available as of that date and considering the reversal of deferred tax assets and liabilities and the status of the variables affecting future taxable income, including the effect of the 2005 renegotiation of the Argentine Government debt, the changes in tax loss carryforwards amounts for the last three years, the stability of the foreign exchange rate, the projected inflation for the coming two years, and the reduction in foreign currency debt, Telefónica estimates that the deferred tax assets as of December 31, 2005 will probably be recovered. The effect of the reversal during 2005 of the allowance that had been recorded by Telefónica until December 31, 2004, was included in the “Income tax” line in the statement of operations as of December 31, 2005.

Regarding the Company’s tax loss carry forward as of December 31, 2005, the Company has booked a reserve for the balance of deferred tax assets amounting to 400 million, whose recovery depends upon the generation of future taxable income.

Under Argentine GAAP, the main difference corresponds to the recognition of a deferred tax liability as a result of the temporary difference caused by inflation accounting applied on non monetary assets and liabilities. Under U.S. GAAP this temporary difference does not exist (see point B.1. of this Note).

The reserve under US GAAP as of 2004 had been partially reversed, with charge to the Income Tax line in the US GAAP statement of operations as of that date, as a result of the greater certainty in the operating and economic environment prevailing during that year. In 2004, the portion of the reserve that was reversed related to the tax credit of minimum presumed income tax, which has a statue of limitation for its use of 10 years, while such period for Income tax carryforwards is 5 years. The potential consequences of that environment and conditions during 2003 had caused Management to be of the opinion that as of that year-end, there was uncertainty about whether Telefónica would be able to continue as a going-concern due to its financial and operating conditions as of that date.

5.	Costs associated with the issuance of debt

Under Argentine GAAP, the costs associated with the issuance of the Company’s Negotiable obligations may be charged to income at the time of issuance or deferred and amortized over the period the debt is outstanding. Under US GAAP, the costs associated with the issuance of debt securities have to be deferred and amortized over the period the related debt is outstanding. The deferred costs have to be amortized by the effective interest method or by the straight-line method if not materially different from the effective interest method (see C).

6.	Debt refinancing costs

Under Argentine GAAP, material costs associated with the issuance of debt are deferred and charged to expense on a straight-line basis during the duration of the loan considering outstanding principal balances in the case of partially settled or restructured debt. However, under US GAAP,

Emerging Issues Task Force (“EITF”) 96-19 specifies (see Notes 7.2. and 7.3.1) that if new debt is issued in exchange for old debt, and the new debt is not deemed to have substantially different terms than the old debt, any costs incurred with third parties directly related to the exchange are expensed as incurred, and SFAS 15 specifies that if new debt is issued in exchange for old debt in a “troubled debt restructuring”, any costs incurred with third parties directly related to the exchange are expensed as incurred and expenses related to outstanding principal balances are charged to expenses based on new terms of debt (see C).

7.	Goodwill on investment in controlled companies

The differences relate to the provisions of SFAS 142 “Goodwill and Other Intangible Assets” that were required to be applied starting with fiscal years beginning after December 15, 2001. Early application was permitted for companies with fiscal years beginning after March 15, 2001. The Company early adopted SFAS 142 in the fiscal year ended September 30, 2002. SFAS 142 requires that intangible assets with a finite useful life are amortized, and that intangible assets with indefinite useful life and goodwill are not amortized, but are recognized at fair value and tested for impairment. Accordingly, under US GAAP, as from October 1, 2001, the Company stopped recording goodwill amortization. Under Argentine GAAP, as mentioned in Note 2.3., as from January 1°, 2005 and in accordance with current accounting principles, the Company has discontinued amortization of goodwill in relation to the investment in Telefónica (see C).

8.	Preferred stock

Under US GAAP, in accordance with SFAS No. 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”, mandatorily redeemable preferred stock is classified as a liability. Under Argentine GAAP, preferred shares have been classified as capital stock. Preferred dividends are recorded only if certain conditions are met (see Note 4.)

In addition, under Argentine GAAP, any increase (decrease) in the carrying amount of preferred stock is recorded as an adjustment to common capital stock, as such increase (decrease) represents a redistribution of the total value of the Company’s capital stock between its common and preferred shareholders.  Under US GAAP, both the increases (decreases) in the carrying amount of preferred stock and dividends accrued are recorded as charges against income for the period (see C).

9.	Regulation

Telefónica provides telephone services in Argentina and therefore is subject to regulatory control. Rates for services are tariff regulated. Although changes in rates for services are to be authorized and computed based on applicable regulations (see Note 11.), there is no fixed rate of return. Accordingly, the requirements of US GAAP related to a business whose rates are regulated on the basis of its actual costs are not applicable to these consolidated financial statements.

10.	Comprehensive Income

The Company has not reported separately comprehensive income because there are no material differences between its net income and comprehensive income as defined by SFAS 130.

11.	Revenue recognition

For US GAAP, SEC Staff Accounting Bulletin (“SAB”) 104 “Revenue recognition”, which supersedes SAB 101 “Revenue recognition in Financial Statements”, requires the following adjustment with respect to the treatment under Argentine GAAP: i) installation revenues are not included in income of the period when the installation takes place but are deferred and amortized during the period representing the possible duration of the relationship with the customer, and ii)

related costs are not charged to expense at installation but capitalized and depreciated in a similar period (see C).

Revenue Arrangements with Multiple Deliverables

EITF 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. Specifically, this Issue addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting. In applying this Issue, separate contracts with the same entity or related parties that are entered into at or near the same time are presumed to have been negotiated as a package and should, therefore, be evaluated as a single arrangement in considering whether there are one or more units of accounting. That presumption may be overcome if there is sufficient evidence to the contrary. This Issue also addresses how arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. The guidance in this Issue is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The effect of this issue is not significant for the Company and Telefónica.

12.	Capitalized exchange difference

Under Argentine GAAP, when construction of work in progress extends over time, its value includes the cost of financing (interest and foreign exchange difference) the investment by third parties during the construction period until such time as the asset is ready to be used for an economic purpose.

Under US GAAP, foreign exchange differences are expensed as incurred (see C).

13.	Accounting measurement of certain receivables and payables at their discounted value

Under Argentine GAAP, certain assets and liabilities are to be measured in currency based on the calculation of their discounted value. Minimum presumed income tax credits have been valued following this criterion. Under US GAAP, tax credits are recorded at the amount effectively paid (see 4. above and C).

14.	Accounting for certain investments in Debt

As described in Notes 2.4.c) and 14, Telefónica holds a bond with the Argentine Government (“Patriotic Bond”), that had been valued at its estimated recoverable value, recording an allowance for impairment as a result of the Argentine Government’s decision to suspend the tender system for offsetting purposes against taxes and to include that bond on the list of eligible bonds for sovereign debt restructuring.

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

In 2005, Telefónica accepted the sovereign debt-restructuring proposal made by the Argentine Government exchanging its holdings of Patriotic Bonds for US$ denominated Discount Bonds.

15.	Push down accounting

Under US GAAP, when substantially all of the common stock of a company is acquired, and after certain conditions are met, provided that no substantial public debt is outstanding, the purchase price is “pushed down” to the acquired assets and liabilities in the acquired company’s financial statements to reflect the amount paid for the common stock in excess of the book value. Push down accounting is not a generally accepted accounting principle under Argentine GAAP.

Since the privatization of the Telecommunication services in Argentina in November 1990, TSA, the ultimate parent company of Cointel, has been engaged in several transactions which involved the acquisition of 50% of Cointel’´s common stock, both directly and indirectly through subsidiaries. In addition, through the transactions described in the following paragraph, TSA increased its aggregated direct and indirect ownership interest in Cointel’s common stock from 50 % to 100%.

In 2000 TSA acquired 80.9% of THA’s capital stock, in exchange for TSA common shares issued. On June 29, 2001, TSA informed THA that on May 8, 2001, it transferred to TISA, all of TSA’s 80.9% equity interest in THA. As of December 31, 2001, and as a result of a voluntary capital stock reduction of THA, TISA owned 99.96% of THA´s capital stock.

Nevertheless, due to the existence in Cointel of significant public debt outstanding until its settlement in August 2004, push down accounting was not applicable at Cointel´s level. In 2004, the Company booked an adjustment of approximately 2.0 billion corresponding substantially to goodwill related to all step transactions and gave effect to it retroactively (see 7 above and C).

16.	Consolidation of Variable Interest Entities

In December 2003, the FASB issued a revision (“FIN 46R”) to Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” (the “Interpretation”). FIN 46R clarifies the application of ARB No. 51 “Consolidated Financial Statements”, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. FIN 46R requires the consolidation of those VIEs, known as variable interest entities (“VIEs”), by the primary beneficiary of the VIEs. The primary beneficiary is the entity, if any that will absorb a majority of the VIEs’ expected losses, receives a majority of the VIEs’ residual returns, or both.

Among other changes, the revisions of FIN 46R (a) clarified some requirements of the original FIN 46, which was issued in January 2003, (b) eased some implementation problems, and (c) added new scope exceptions. FIN 46R deferred the effective date of the Interpretation for public companies, to the end of the first reporting period ending after March 15, 2004, except that all public companies must at a minimum apply the provisions of the Interpretation to entities that were previously considered “special – purpose entities” under the FASB literature prior to the issuance of FIN 46R by the end of the first reporting period ended after December 15, 2003. The Company and Telefónica do not currently have any interests that they believe fall within the scope of FIN 46R.

17.	Accounting for Conditional Asset Retirement Obligations

On March 30, 2005, FASB Interpretation (FIN) No. 47, Accounting for Conditional Asset Retirement Obligations - An Interpretation of FASB Statement No. 143, was issued. The FASB issued FIN 47 to address diverse accounting practices that developed with respect to the timing of liability recognition for legal obligations associated with the retirement of a tangible long-lived asset when the timing and (or) method of settlement of the obligation are conditional on a future event. An entity is required to recognize a liability for the fair value of a conditional asset retirement obligation when incurred if the liability’s fair value can be reasonably estimated. Since Argentine GAAP does not provide detailed guidance in this matter, Telefónica has applied the provisions of FASB Statement No. 143 (see Note 2.4.g)). Application of FIN 47 did not have a significant effect on the Telefonica´s obligation.

18.	Exchanges of nonmonetary assets

In December 2004, the FASB issued Statement 153 “Exchanges of nonmonetary assets”, that replaces the exception from fair value measurement in APB Opinion No. 29 “Accounting for Nonmonetary Transactions”, for nonmonetary exchanges of similar productive assets with a general exception from fair value measurement for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. In the opinion of the Company’s and Telefónica’s Management the adoption of this rule is not expected to have an impact on net income and shareholders’ equity.

19.	Sale of Telefónica’s Equity interest in Telinver S.A.

As described in Note 15., on November 11, 2005, Telefónica sold 100% of its shares in Telinver S.A. and other related assets to TPI and TPII, companies controlled by TSA. As a result of this disposal, Telefónica has discontinued operations in the advertising exploitation business segment, as Telefónica continues only with the telecommunications segment.

Under Argentine GAAP, Telefónica has calculated the difference between the sales price and the book value of the shares transferred and: i) has deferred the recognition of 49 million amount, derived from Telefónica´s best estimate of possible evolution of the turnover tax claim against Telinver S.A. until the uncertainty resolution, and ii) has recognized the gain as realized income from the transaction.

Under U.S. GAAP, the transferor should not recognize gains on sales and other transfers of assets between related parties under common control. Consequently, Telefónica has recorded this transaction at book value, accounting for the difference between the sales price and the book value of the shares transferred (amounting to 100 million) as a capital contribution to Telefónica under U.S. GAAP (see C).

20.	New accounting pronouncements (US GAAP)

a) Accounting Changes and Error Corrections

The FASB has issued FASB Statement No. 154, Accounting Changes and Error Corrections. This new standard replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements, and represents another step in the FASB’s goal to converge its standards with those issued by the IASB. Among other changes, Statement 154 requires that a voluntary change in accounting principle be applied retrospectively with all prior period financial statements presented on the new accounting principle, unless it is impracticable to do so. Statement 154 also provides that (1) a change in method of depreciating or amortizing a long-lived nonfinancial asset be accounted for as a change in estimate (prospectively) that was effected by a change in accounting principle, and (2) correction of errors in previously issued financial statements should be termed a “restatement.” The new standard is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. Early adoption of this standard is permitted for accounting changes and correction of errors made in fiscal years beginning after June 1, 2005.

b) The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments

On November 3, 2005, the FASB issued Financial Staff Position (“FSP”) FAS 115-1 and FAS 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” which nullifies certain requirements of Emerging Issues Task Force (“EITF”) Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” and supersedes EITF Abstracts Topic No. D-44, “Recognition of Other-Than-Temporary Impairment Upon the Planned Sale of a Security whose Cost Exceeds Fair Value.” The guidance in this FSP will be applied to reporting periods beginning after December 15, 2005. Early application is permitted.Telefónica does not expect that the adoption of this guidance will have a material effect on its financial position, results of operations or cash flows.

c) Accounting for Certain Hybrid Financial Instruments

In February 2006, the FASB issued SFAS 155, “Accounting for Certain Hybrid Financial Instrument - an amendment of FASB Statements No. 133 and 140.” The new statement: a) permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation; b) clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS 133 “Accounting for Derivative Instruments and Hedging Activities”; c) establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation; d) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and e) amends SFAS 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. The Company does not expect that the adoption of this statement will have a material effect on its financial position, results of operations or cash flows.

d) Accounting for Servicing of Financial Assets

The FASB has issued SFAS 156 “Accounting for Servicing of Financial Assets”, which amends SFAS 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. SFAS 156 permits an entity to choose between two measurement methods (amortization Method and fair value measurement method) for each class of separately recognized servicing assets and servicing liabilities. SFAS 156 is effective as of the beginning of an entity’s first fiscal year that begins after September 15, 2006. However, earlier adoption is permitted as of the beginning of an entity’s fiscal year, provided the entity has not yet issued financial statements for any interim period of that fiscal year. The Company in analyzing the effects of this Statement.

C)	The following is a summary of the adjustments to net income/(loss) and shareholders’ equity that would have been required had US GAAP been applied instead of Argentine GAAP in the accompanying consolidated financial statements (amounts expressed in million of Argentine pesos):

	December 31,
	2005	2004	2003
Net income/(loss) according to the consolidated financial statements, Argentine GAAP in constant pesos	316	(184)	280

Increase/(Decrease) due to:
Reversal of inflation restatement and monetary results from continuing operations (see B)1.)	503	604	657
Goodwill on investment in Telefónica (see B)7.)	—	10	10
Preferred Stock (see B)8.)	(19)	—	—
Cost associated with the issuance of debt (see B)5.)	—	—	(2)
Capitalized interest (a) (c) (see B)2.)	(1)	(1)	(1)
Deferred revenues (see B)11.)	8	9	22
Deferred income tax (d) (see B)4.)	359	85	(40)
Debt refinancing costs (see B)6.)	5	6	(4)
Capitalized exchange differences (see B)12.)	1	2	2
Reversal of recovery of impairment of Patriotic Bond (see B)14.)	4	(4)	—
Discounted value of assets (see B)4. and 13.)	6	3	—
Minority interest (b)	(275)	(243)	(225)
Capital contribution (see B)19.)	(100)	—	—
Reversal of inflation restatement and monetary results from discontinued operations (see B.1.)	7	2	2
Other (see B)3.)	—	—	2

Net income in accordance with US GAAP	814	289	703

	December 31,
	2005	2004
Shareholders’ equity according to the consolidated financial statements, Argentine GAAP in constant pesos	578	262

US GAAP adjustments
Increase (Decrease) due to:
Push down accounting (additional goodwill) (see B).15)	1,993	1,993
Reversal of inflation restatement and monetary results from continuing operations on (see B)1.):
- Fixed assets	(2,756)	(3,258)
- Intangible assets and goodwill	(178)	(181)
- Trade payables	35	37
Goodwill on investment in Telefónica (see B)7.)	26	26
Preferred stock (see B)8.)	(61)	(42)
Cost associated with the issuance of debt (see B)5.)	—	1
Capitalized interest (a) (d) (see B)2.)	2	3
Deferred income tax and tax credit allowances (see B)4.)	941	582
Deferred revenues (see B)11.)	(6)	(14)
Capitalized exchange differences (see B)12.)	(7)	(8)
Debt refinancing costs (see B)6.)	(6)	(11)
Reversal of recovery of impairment of Patriotic Bond (see B)14.)	—	(4)
Discounted value of assets (see B)13.)	9	3
Minority interest (b)	634	944
Other	1	1
Net liabilities from discontinued operations	—	(7)

Shareholders’ equity in accordance with US GAAP	1,205	327

(a)	In the fiscal years ended December 31, 2005, 2004 and 2003 there was no additional gross interest capitalized for US GAAP purposes.

(b)	Represents the net effect of the US GAAP adjustments on minority interest in the income/(loss) and accumulated deficit of the Company’s consolidated subsidiaries.

(c)	As of December 31, 2005 and 2004, the original value of the adjustment amounts to 33 million and the accumulated depreciation amounts to 31 million and 30 million, respectively.

(d)	Deferred income tax adjustment according to US GAAP:

	December 31,
	2005	2004	2003
U.S. GAAP adjustments to income:
Capitalized interest	—	—	(1)
Deferred revenues	(3)	(3)	(8)
Debt refinancing costs	(2)	(2)	1
Capitalized exchange differences	—	(2)	(1)
Reversal of recovery of impairment of Patriotic Bond	(1)	1	—
Discounted value of assets	(2)	—	—
Reversal of valuation allowance/valuation allowance, net of the reversal of deferred tax liability on assets revaluation (a)	367	91	(27)
Other	—	—	(1)

Total deferred income tax expense/(income)	359	85	(37)

(a)	See Note B.4.

Earnings per share under US GAAP:

	December 31,
	2005	2004		2003
Net income in accordance with US GAAP from continuing operations	805	289		694
Increase in the carrying amount of preferred capital stock	—	(2	)(a)	(1	)(a)
Dividends attributable to preferred shareholders	—	(2	)(a)	(2	)(a)

Earnings attributable to common shareholders from continuing operations	805	285		691
Earnings attributable to common shareholders from discontinued operations	9	—		9

Earnings attributable to common shareholders	814	285		700

Earnings per share under US GAAP from continuing operations (b) (c)	0.151	0.054		0.130
Earnings per share under US GAAP from discontinued operations (b) (c)	0.002	—		0.002

Earnings per share under US GAAP (b) (c)	0.153	0.054		0.132

Weighted average number of shares outstanding	5,306,402,996	5,306,402,996		5,306,402,996

(a)	Not recorded to net income (loss) for the year.
(b)	Diluted earnings per share is the same as earnings per share, as there are no outstanding options to purchase shares. Calculated based on total number of common shares subscribed, paid in and outstanding of 5,306,402,996.

(c)	Amounts expressed in Argentine pesos.

D)	Other significant US GAAP disclosure requirements.

The following represent additional financial statement disclosures required under US GAAP.

1)	Deferred income taxes:

The following table presents the components of the Company’s deferred tax balance from continuing operations (based on a US GAAP balance sheet):

	December 31,
	2005	2004
Deferred tax assets:
Allowance for doubtful accounts	40	45
Contingencies and other non-deductible accruals and reserves	166	152
Income tax loss carryforwards and tax credits (a)	1,141	1,328
Deferred revenues	44	5
Debt refinancing costs	2	4
Foreign exchange loss deductible in future years (b)	59	121
Reversal of recovery of impairment of Patriotic Bond	—	1
Derivative instruments	3	6

	1,455	1,662

Allowance for deferred tax assets	(400)	(1,389)

Subtotal	1,055	273

Deferred tax liabilities:
Differences between tax and book basis of assets	(146)	(103)
Capitalized interest	(1)	(1)
Dismissal accrual for tax purposes	(14)	(14)
Other	(5)	(5)

Subtotal	(166)	(123)

Net deferred taxes from continuing operations (c)	889	150

(a)	Relates to the Company’s and Telefónica’s net operating tax loss carryforwards which expire through 2007 and Telefónica’s tax credits.

(b)	See Note 2.4.m).

(c)	As of December 31, 2005 the net current tax assets amount to 367 million and the net non-current assets amount to 522 million. As of December 31, 2004 the net current tax assets amount to nil and the net non-current assets amount to 150 million.

The benefit (expense) for income taxes computed in accordance with US GAAP differs from that computed at the statutory tax rate as follows:

	December 31,
	2005	2004	2003
Income tax expense from continuing operations at the statutory income tax rate in accordance with US GAAP	(25)	(71)	(256)
Permanent differences:
Loss on equity investments	—	—	(1)
Non-taxable earnings/non-deductible expenses	(16)	(16)	(17)
Valuation allowance charge (a)	989	271	364
Minority interest	(190)	(74)	(127)
Expired carryforwards	(24)	(25)	—

Income tax benefit (expense)	734	85	(37)

(a)	Net of increases and reversals of valuation allowance.

2)	Loans to directors and employees:

Loans to Telefónica’s directors and employees were as follows:

	December 31,
	2005	2004
Balance in Argentine pesos (a)	2	1

(a)	There were no loans to individuals in excess of US$100,000.

3)	Disclosures about fair value of financial instruments:

US GAAP requires disclosure of the estimated fair value of the Company’s financial instruments (see Notes 3.1.c), 3.1.j) and 2.4.l)), for disclosure of fair value of financial statements. The following methods and assumptions were used to estimate the fair value of each class of financial instruments.

The carrying amounts of cash, cash equivalents, marketable securities and current receivables and payables are considered to approximate fair value due to their short maturity. As of December 31, 2005 and 2004, the fair value of the loan from TISA is equal to its carrying amount, as they are short term debt, and the most of interest rates have been settled close to each year end.

The fair value estimated by the Company of other instruments are as follows:

	December 31,
	2005	2004
Telefónica’s Negotiable obligations (quoted prices)	2,627	2,758
Telefónica’s Negotiable obligations (carrying amounts)	2,493	2,597
Cointel’s Preferred stock (fair value) (a)	50	50
Cointel’s Preferred stock (carrying amount)	61	42

(a)	Calculated using discount rates based on the yield of Telefónica’s bonds as of December 31, 2005 and 2004.

The carrying amounts of financial instruments and bank and financial debt other than negotiable obligations are considered to approximate to its fair value.

4)	Operating Leases

The following is a schedule by years of future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2005:

Year ending December 31:
2006	18
2007	14
2008	8
2009	1
2010	1
Later years	2

Total minimum payments required	44

E)	Balance sheet under U.S. GAAP. Condensed consolidated balance sheets determined under US GAAP as of December 31, 2005 and 2004 are presented as follows:

	Dec-31-05	Dec-31-04
	Balance Sheet under U.S. Gaap
Cash and banks	22	14
Investments	342	244
Trade receivables	395	273
Other receivables	431	79
Inventories	3	5
Other assets	3	3

Total current assets	1,196	618
Trade receivables	1	3
Other receivables	731	151
Investments	1	3
Fixed assets	3,267	3,435
Intangible assets	27	31

Subtotal non current assets	4,027	3,623
Goodwill on investment in Telefónica	2,156	2,156

Total non current assets	6,183	5,779
Assets from discontinued operations	18	98

Total assets	7,397	6,495

Trade payables	541	453
Bank and financial payables	2,151	2,546
Payroll and social security taxes payables	89	78
Taxes payable	134	96
Other payables	56	59
Reserves	100	—

Current liabilities	3,071	3,232
Trade payables	114	116
Bank and financial payables	2,241	2,500
Mandatorily redeemable preferred stock	61	42
Payroll and social security taxes payable	13	16
Other payables	36	29
Reserves	203	267

Non current liabilities	2,668	2,970
Total liabilities	5,739	6,202
Liabilities from discontinued operations	49	145
Minority interest in subsidiaries	404	(179)
Shareholders’ equity	1,205	327

Total liabilities and shareholders’ equity	7,397	6,495

F)	Statements of operations under US GAAP

•	Other expenses, net

Under US GAAP, certain items included in “Other expenses, net” would have been deducted from the line Operating Income.

•	Under U.S. GAAP, exchange differences generated by operating assets and liabilities are classified as operating income

•	Under U.S. GAAP, turnover tax is reported net in “Net Revenues”

Condensed consolidated statements of operations determined under US GAAP for the fiscal years ended December 31, 2005, 2004 and 2003 are presented as follows:

	December 31,
	2005	2004	2003
Net revenues	3,281	2,997	2,718
Cost of services provided	(1,517)	(1,450)	(1,382)

Gross profit	1,764	1,547	1,336
Administrative expenses	(358)	(315)	(304)
Selling expenses	(294)	(192)	(156)
Exchange differences, net	2	4	13

Operating income	1,114	1,044	889
Loss on equity investments	—	(1)	(2)
Financial income (loss) on assets	47	44	(57)
Financial (loss) income on liabilities	(546)	(643)	265

Income before income tax and minority interest	615	444	1,095
Tax income (expense)	734	85	(37)
Minority interest	(544)	(240)	(364)

Net income for the year from continuing operations	805	289	694
(Loss) Income for discontinued operations	(3)	(3)	9
Income tax from discontinued operations	12	3	—

Net income for the year	814	289	703

23.	SUBSEQUENT EVENTS

- Telefónica absorption of negative unappropriated retained earnings

Shareholders’ Meeting of Telefónica held on April 21, 2006 approved the absorption of the total 2,968 million loss recorded under accumulated deficit by offsetting such balance against the whole balance of Reserve for future dividends: 1,626 million, the whole balance of legal reserve: 416 million and a part of the balance of Comprehensive adjustment to capital stock for 926 million in accordance with the provisions of the CNV.

As a result of the above mentioned absorption, Telefónica will not be able to distribute dividends up and until a legal reserve is set up again for 416 million and reserve is raised in relation to income for the year ended December 31, 2005 for 38 million in accordance with the provisions under section 70 of the Companies Law No. 19,550.

- Company’s absorption of negative unappropriated retained earnings

The Shareholders’ Meeting of the Company held on April 21, 2006 approved the absorption of the total 2,653 million loss recorded under unappropriated deficit by offsetting such balance against the whole balance of Reserve for future dividends: 838 million, the whole balance of Legal reserve: 226 million, Premium on share issue: 34 million and a part of the Adjustment to capital stock for 1,555 million.

As a result of the above mentioned absorption, the Company will not be able to distribute dividends up and until a legal reserve is set up again in accordance with the provisions under section 70 of the Companies Law No. 19,550.

-Purchase and sale of TDA S.A.’s shares

In the framework of Grupo Telefónica’s internal reorganization process, on May 4, 2006, Telefónica’s Board of Directors approved the purchase and sale of shares that represent 97.98% of the capital stock and votes of TDA S.A., owned by Telefónica Datacorp S.A. (“Datacorp”), a company indirectly controlled by TSA. This transaction was approved by Telefónica’s Audit Committee, prior to its discussion by the Board of Directors. The Audit Committee considered that the transaction reasonably qualifies as having been agreed on terms that are usual and customary in the market.

The price fixed for the purchase and sale of shares shall be up to US$ 54 million (value of the assets), which shall be adjusted on the basis of the variations in the working capital between the effective date established in the agreement and the date on which the shares are transferred. The transaction shall be subject to compliance with certain conditions customary in this type of transaction, including the approval by the S.C.

At present, TDA S.A. is engaged in the supply of digital connectivity services (high-capacity data transmission and other value-added services), Internet access services for corporate customers and advisory and consultancy services, as well as the design, supply and management of telecommunications services and information technology.

24.	OTHER FINANCIAL STATEMENT INFORMATION

The following tables present additional consolidated financial statement disclosures required under Argentine GAAP:

a)	Fixed assets

b)	Intangible assets

c)	Investments in shares, securities issued in series and holdings in other companies

d)	Other investments

e)	Allowances and reserves

f)	Cost of goods sold

g)	Assets and liabilities in foreign currency

h)	Expenses incurred

a)	FIXED ASSETS (amounts stated in millions of Argentine pesos, restated as described in Note 2.2.)

	December 31, 2005
	Original value
Main account	Amounts at beginning of year	Discontinued operations (3)	Amounts at beginning of year from continuing operations	Increases	Net Retirements	Transfers	Amounts at the end of year
Land	117	(4)	113	—	—	—	113
Buildings	1,740	(17)	1,723	—	—	2	1,725
Switching equipment	4,149	—	4,149	—	(11)	54	4,192
Transmission equipment	3,890	—	3,890	1	(1)	168	4,058
Network installation	7,559	—	7,559	—	—	29	7,588
Telephones, switchboards and booths	626	—	626	28	(5)	11	660
Furniture, software and office equipment	1,054	(31)	1,023	13	—	208	1,244
Automobiles	33	—	33	24	—	—	57
Work in process (1)	396	—	396	327	—	(413)	310
Materials (2)	87	—	87	73	(44)	(59)	57
Prepayments to vendors	12	—	12	7	—	—	19

Total	19,663	(52)	19,611	473	(61)	—	20,023

	December 31, 2005							Net book value at the end of year
	Depreciation
Main account	Accumulated at beginning of year	Discontinued operations (3)	Amounts at beginning of year from continuing operations	Useful life (in years)	For the year	Retirements	Accumulated at the end of year
Land	—	—	—	—	—	—	—	113
Buildings	535	(10)	525	50	41	—	566	1,159
Switching equipment	3,557	—	3,557	10	205	(11)	3,751	441
Transmission equipment	2,770	—	2,770	10	277	(1)	3,046	1,012
Network installation	4,526	—	4,526	15	434	—	4,960	2,628
Telephones, switchboards and booths	621	—	621	5 – 7	11	(5)	627	33
Furniture, software and office equipment	1,031	(30)	1,001	1 – 5	88	—	1,089	155
Automobiles	27	—	27	5	7	—	34	23
Work in process	—	—	—	—	—	—	—	310
Materials (2)	—	—	—	—	—	—	—	57
Prepayments to vendors	—	—	—	—	—	—	—	19

Total	13,067	(40)	13,027		1,063	(17)	14,073	5,950

(1)	Capitalized interests in work in process amount to 11 million. See Note 2.4.g).

(2)	Net of 21 million of obsolescence allowance.

(3)	See Note 15.

a)	FIXED ASSETS (amounts stated in millions of Argentine pesos, restated as described in Note 2.2.)

	December 31, 2004
	Original value
Main account	Amounts at beginning of year	Discontinued operations (3)	Amounts at beginning of year from continuing operations	Increases		Net Retirements	Transfers	Amounts at the end of year
Land	117	(4)	113	—		—	—	113
Buildings	1,740	(17)	1,723	—		—	—	1,723
Switching equipment	4,131	—	4,131	—		—	18	4,149
Transmission equipment	3,796	—	3,796	—		—	94	3,890
Network installation	7,543	—	7,543	—		(1)	17	7,559
Telephones, switchboards and booths	626	—	626	24		(32)	8	626
Furniture, software and office equipment	1,033	(31)	1,002	3		—	18	1,023
Automobiles	27	—	27	6		—	—	33
Work in process (1)	215	—	215	293		—	(112)	396
Materials	77	—	77	109	(2)	(56)	(43)	87
Prepayments to vendors	10	—	10	2		—	—	12

Total	19,315	(52)	19,263	437		(89)	—	19,611

	December 31, 2004							Net book value at the end of year
	Depreciation
Main account	Accumulated at beginning of year	Discontinued operations (3)	Amounts at beginning of year from continuing operations	Useful life (in years)	For the year	Retirements	Accumulated at the end of year
Land	—	—	—	—	—	—	—	113
Buildings	495	(10)	485	50	40	—	525	1,198
Switching equipment	3,301	—	3,301	10	256	—	3,557	592
Transmission equipment	2,488	—	2,488	10	282	—	2,770	1,120
Network installation	4,091	—	4,091	15	436	(1)	4,526	3,033
Telephones, switchboards and booths	609	—	609	5	44	(32)	621	5
Furniture, software and office equipment	964	(29)	935	1-3	66	—	1,001	22
Automobiles	25	—	25	5	2	—	27	6
Work in process	—	—	—	—	—	—	—	396
Materials	—	—	—	—	—	—	—	87
Prepayments to vendors	—	—	—	—	—	—	—	12

Total	11,973	(39)	11,934		1,126	(33)	13,027	6,584

(1)	Capitalized interests in work in process amount to 8 million. See Note 2.4.g).

(2)	Includes 9 million corresponding to assets transferred from inventories.

(3)	See Note 15.

a)	FIXED ASSETS (amounts stated in millions of Argentine pesos, restated as described in Note 2.2.)

	December 31, 2003
	Original value
Main account	Amounts at beginning of year	Discontinued operations (2)	Amounts at beginning of year from continuing operations	Increases	Net Retirements	Transfers	Amounts at the end of year
Land	117	(4)	113	—	—	—	113
Buildings	1,738	(17)	1,721	—	(2)	4	1,723
Switching equipment	4,142	—	4,142	—	(25)	14	4,131
Transmission equipment	3,686	—	3,686	—	(3)	113	3,796
Network installation	7,537	—	7,537	—	—	6	7,543
Telephones, switchboards and booths	626	—	626	17	(20)	3	626
Furniture, software and office equipment	1,000	(31)	969	17	—	16	1,002
Automobiles	32	—	32	2	(7)	—	27
Work in process (1)	229	—	229	130	—	(144)	215
Materials	103	—	103	21	(35)	(12)	77
Prepayments to vendors	11	—	11	(1)	—	—	10

Total	19,221	(52)	19,169	186	(92)	—	19,263

	December 31, 2003
	Depreciation
Main account	Accumulated at beginning of year	Discontinued operations (2)	Amounts at beginning of year from continuing operations	Useful life (in years)	For the year	Retirements	Accumulated at the end of year	Net book value at the end of year
Land	—	—	—	—	—	—	—	113
Buildings	452	(10)	442	50	45	(2)	485	1,238
Switching equipment	2,989	—	2,989	10	337	(25)	3,301	830
Transmission equipment	2,169	—	2,169	10	322	(3)	2,488	1,308
Network installation	3,655	—	3,655	15	436	—	4,091	3,452
Telephones, switchboards and booths	587	—	587	5	42	(20)	609	17
Furniture, software and office equipment	861	(27)	834	1–3	101	—	935	67
Automobiles	32	—	32	5	—	(7)	25	2
Work in process	—	—	—	—	—	—	—	215
Materials	—	—	—	—	—	—	—	77
Prepayments to vendors	—	—	—	—	—	—	—	10

Total	10,745	(37)	10,708		1,283	(57)	11,934	7,329

(1)	Capitalized interests in work in process amount to 8 million. See Note 2.4.g).

(2)	See Note 15.

b)	INTANGIBLE ASSETS (amounts stated in millions of Argentine pesos, restated as described in Note 2.2.)

	December 31, 2005
	Original cost
Main account	At beginning of year	Discontinued operations (3)	Amounts at beginning of year from continuing operations	Net Retirements (1)	Increases		At the end of year
Licenses to use the logo and trademarks	50	(3)	47	(7)	—		40
Assignment of rights	22	(22)	—	—	—		—
No competition obligation	6	(5)	1	—	1		2
Deferred expenses	76	—	76	—	—		76
License (frequencies)	59	—	59	—	—		59

Total	213	(30)	183	(7)	1	(2)	177

	December 31, 2005						Net book value
	Amortization
Main account	At beginning of year	Discontinued operations (3)	Amounts at beginning of year from continuing operations	For the Year	Retirements (1)	At the end of year
Licenses to use the logo and trademarks	19	(2)	17	3	(6)	14	26
Assignment of rights	16	(16)	—	—	—	—	—
No competition obligation	4	(4)	—	—	—	—	2
Deferred expenses	54	—	54	8	—	62	14
License (frequencies)	53	—	53	2	—	55	4

Total	146	(22)	124	13	(6)	131	46

(1)	See Note 2.4.h).

(2)	Includes 1 million transferred from other receivables.

(3)	See Note 15.

b)	INTANGIBLE ASSETS (amounts stated in millions of Argentine pesos, restated as described in Note 2.2.)

	December 31, 2004
	Original cost
Main account	At beginning of year	Discontinued operations (1)	Amounts at beginning of year from continuing operations	Increases	At the end of year
Licenses to use the logo and trademarks	50	(3)	47	—	47
Assignment of rights	22	(22)	—	—	—
No competition obligation	5	(5)	—	1	1
Deferred expenses	75	—	75	1	76
License (frequencies)	59	—	59	—	59

Total	211	(30)	181	2	183

	December 31, 2004
	Amortization
Main account	At beginning of year	Discontinued operations (1)	Amounts at beginning of year from continuing operations	For the Year	At the end of year	Net book value
Licenses to use the logo and trademarks	16	(2)	14	3	17	30
Assignment of rights	14	(14)	—	—	—	—
No competition obligation	3	(3)	—	—	—	1
Deferred expenses	45	—	45	9	54	22
License (frequencies)	51	—	51	2	53	6

Total	129	(19)	110	14	124	59

(1)	See Note 15.

b)	INTANGIBLE ASSETS (amounts stated in millions of Argentine pesos, restated as described in Note 2.2.)

	December 31, 2003
	Original cost
Main account	At beginning of year	Discontinued operations (2)	Amounts at beginning of year from continuing operations	Increases	At the end of year
Licenses to use the logo and trademarks	50	(3)	47	—	47
Assignment of rights	22	(22)	—	—	—
No competition obligation	5	(5)	—	—	—
Deferred expenses	56	—	56	19	75
License (frequencies)	59	—	59	—	59

Total	192	(30)	162	19	181

	December 31, 2003
	Amortization
Main account	At beginning of year	Discontinued operations (2)	Amounts at beginning of year from continuing operations	For the Year		At the end of year	Net book value
Licenses to use the logo and trademarks	12	(1)	11	3		14	33
Assignment of rights	12	(12)	—	—		—	—
No competition obligation	3	(3)	—	—		—	—
Deferred expenses	29	—	29	16		45	30
License (frequencies)	49	—	49	2		51	8

Total	105	(16)	89	21	(1)	110	71

(1)	Includes 8 million corresponding to the total amortization of the portion of expenses related to the negotiable obligations exchanged on August 7, 2003 (See Note 7.3.) as mentioned in Note 2.4.h).

(2)	See Note 15.

c)	INVESTMENTS IN SHARES, SECURITIES ISSUED IN SERIES AND HOLDINGS IN OTHER COMPANIES AS OF DECEMBER 31, 2005 AND 2004 (amounts stated in millions of Argentine pesos, restated as described in Note 2.2.)

	December 31,
	2005							2004
Denomination and features of securities	Class	Face value		Quantity	Inflation adjusted cost	Value by equity method	Book value	Book Value
Current
Government securities (1)	—	US$	1.0	9,011,821	—	—	25	—
Other investments	—		—	—	—	—	—	8

							25	8

Noncurrent
Financial Trust (2)	—		—	1,500,000	—	—	1	1
Subsidiaries and affiliates E-Commerce Latina S.A. (3) (4)	Common		$1.0	12,000	33	—	1	1

							2	2

							27	10

(1)	See Note 2.4.b).

(2)	See Note 19.

(3)	See Note 2.4.f).

(4)	Financial Statements as of September 30, 2005 approved by E-Commerce Latina S.A.’s Board of Directors on October 17, 2005, with auditor’s report by Abelovich, Polano & Asociados dated October 17, 2005, without observations.

d)	OTHER INVESTMENTS AS OF DECEMBER 31, 2005 AND 2004 (amounts stated in millions of Argentine pesos, restated as described in Note 2.2.)

	Book value December 31,
Main account and features	2005	2004
Current investments
Foreign currency deposits (1)	260	235
Local currency deposits	33	—
Mutual funds	24	1

Total	317	236

(1)	See Note 2.4.(b).

e)	ALLOWANCES AND RESERVES (amounts stated in millions of Argentine pesos, restated as described in Note 2.2.)

	2005
Account	Balance at beginning of year	Discontinued operations (6)	Balance at beginning of year from continuing operations	Increases		Transfers	Decreases		Balance at the end of year
Deducted from current assets:
For doubtful accounts	149	(6)	143	77	(1)	—	(83	)(2)	137
For impairment in value and slow turnover	3	—	3	—		—	(1)		2
For other receivables	2	(2)	—	—		—	—		—

	154	(8)	146	77		—	(84)		139
Deducted from noncurrent assets:
For doubtful accounts	10	(1)	9	4	(1)	—	(9	)(2)	4
For other receivables – Impairment of Patriotic Bond	56	—	56	3	(3)	—	(59)		—

	66	(1)	65	7		—	(68)		4

Total	220	(9)	211	84		—	(152)		143

Included in current liabilities:
Reserves	4	(4)	—	—		100	—		100
Included in noncurrent liabilities:
Allowance of deferred tax assets (5)	876	(26)	850	24		—	(474)		400
Reserves	267	—	267	71	(4)	(100)	(35)		203

Total	1,147	(30)	1,117	95		—	(509)		703

(1)	Included in “Selling expenses” in the income statement.

(2)	In 2005, includes 61 million for recovery of doubtful accounts.

(3)	In 2005, net of 2 million disclosed under “Holding and financial income/(loss) on assets – Exchange differences” in the income statement.

(4)	In 2005, includes 56 million disclosed under “Other expenses, net” and 13 million disclosed under “Holding and financial income/(loss) on liabilities”, respectively, in the income statement.

(5)	See Note 2.4.m).

(6)	See Note 15.

e)	ALLOWANCES AND RESERVES (amounts stated in millions of Argentine pesos, restated as described in Note 2.2.)

	2004
Account	Balance at beginning of year	Discontinued operations (6)	Balance at beginning of year from continuing operations	Increases		Decreases		Balance at the end of year
Deducted from current assets:
For doubtful accounts	216	(8)	208	60	(1)	(125	)(2)	143
For impairment in value and slow turnover	7	—	7	—		(4)		3

	223	(8)	215	60		(129)		146
Deducted from noncurrent assets:
For doubtful accounts	8	(1)	7	2	(1)	—		9
For other receivables – Impairment of Patriotic Bond	60	—	60	—		(4	)(3)	56

	68	(1)	67	2		(4)		65

Total	291	(9)	282	62		(133)		211

Included in current liabilities:
Reserves	3	(3)	—	—		—		—
Included in noncurrent liabilities:
Allowance of deferred tax assets (5)	867	(40)	827	25		(2)		850
Reserves	219	—	219	121	(4)	(73)		267

Total	1,089	(43)	1,046	146		(75)		1,117

(1)	Included in “Selling expenses” in the income statement.

(2)	In 2004, includes 85 million for recovery of doubtful accounts.

(3)	In 2004, net of 1 million, disclosed under “Holding and financial income/(loss) on assets – Exchange differences” in the income statement.

(4)	In 2004, includes 99 million disclosed under “Other expenses, net” and 22 million disclosed under “Holding and financial income/(loss) on liabilities”, respectively, in the income statement.

(5)	See Note 2.4.m).

(6)	See Note 15.

e)	ALLOWANCES AND RESERVES (amounts stated in millions of Argentine pesos, restated as described in Note 2.2.)

	2003
Account	Balance at beginning of year		Discontinued operations (7)	Balance at beginning of year from continuing operations	Increases		Decreases (2)		Balance at end of year
Deducted from current assets:
For doubtful accounts	380		(8)	372	64	(4)	(228	)(1)	208
For impairment in value and slow turnover	7		—	7	—		—		7

	387		(8)	379	64		(228)		215
Deducted from noncurrent assets:
For doubtful accounts	25		(1)	24	—		(17	)(1)	7
For other receivables – Impairment of Patriotic Bond (5)	—		—	—	60		—		60

	25		(1)	24	60		(17)		67

Total	412		(9)	403	124		(245)		282

Included in current liabilities:
Reserves	3	(6)	(3)	—	—		—		—

	3		(3)	—	—		—		—
Included in noncurrent liabilities:
Allowance of deferred tax assets (6)	1,057		(44)	1,013	—		(186)		827
Reserves	160		—	160	60	(3)	(1)		219

Total	1,220		(47)	1,173	60		(187)		1,046

(1)	Includes 79 million of recovered doubtful accounts.

(2)	Include the monetary gain effect on balances.

(3)	Includes 31 million disclosed under “Other expenses, net” and 29 million disclosed under “Holding and financial income/(loss) on liabilities” in the income statement.

(4)	Included in “Selling expenses” in the income statement.

(5)	See Notes 2.4.c) and 14.

(6)	See Note 2.4.m).

(7)	See Note 15.

f)	COST OF GOODS SOLD (amounts stated in millions of Argentine pesos, restated as described in Note 2.2.)

	December 31,
	2005	2004	2003
Inventories at beginning of year	11	20	22
Inventories at beginning of year from discontinued operations (2)	(3)	(3)	(7)

Subtotal	8	17	15
Purchases	13	14	19
Transfers (1)	—	(9)	—

Subtotal	21	22	34
Inventories at end of the year	(5)	(8)	(17)

Total (Note 3.1.m)	16	14	17

(1)	Assets transferred to fixed assets.

(2)	See Note 15.

g)	ASSETS AND LIABILITIES IN FOREIGN CURRENCY AS OF DECEMBER 31, 2005 AND 2004

	December 31, 2005					December 31, 2004
	Amount in foreign currency (in million) (2)	Currency	Exchange rate	Book amount (in million of Argentine pesos)		Amount in foreign currency (in million) (2)	Currency	Book amount (in million of Argentine pesos)
ASSETS
Current assets
Cash and banks	4	US$	3.032000	13		—	US$	1
Investments	94	US$	3.032000	285	(3)	82	US$	243
Trade receivables	7	US$	3.032000	21		10	US$	31
	2	SDR	4.333547	8		2	SDR	9
Other receivables (1)	4	US$	3.032000	13		7	US$	20
	3	EURO	3.586900	11		3	EURO	12

Total current assets				351				316

Noncurrent assets
Other receivables	68	US$	3.032000	206		11	US$	31

Total noncurrent assets				206				31

Total assets				557				347

LIABILITIES
Current liabilities
Trade payables	32	US$	3.032000	97		38	US$	114
	2	SDR	4.333547	8		1	SDR	4
	3	EURO	3.586900	10		2	EURO	8
Bank and other financial payables	637	US$	3.032000	1,933		691	US$	2,058
	1,096		¥0.025751	28		1,103		¥32
	2	EURO	3.586900	7		2	EURO	8
Other payables	4	US$	3.032000	13		3	US$	10
	3	EURO	3.586900	10		3	EURO	12

Total current liabilities				2,106				2,246

Noncurrent liabilities
Trade payables	1	US$	3.032000	2		—	—	—
Bank and other financial payables	665	US$	3.032000	2,016		738	US$	2,199
	4,667		¥0.025751	120		5,704		¥166
	15	EURO	3.586900	55		17	EURO	70
Other payables	6	US$	3.032000	17		1	US$	4

Total noncurrent liabilities				2,210				2,439

Total liabilities				4,316				4,685

(1)	In 2005 and 2004, include 12 million on each date, corresponding to prepayments of fixed assets purchases.

(2)	Includes figures less than 1 million in foreign currency.

(3)	Includes 25 million corresponding to Discount Bond.

US$:	U.S. dollars

¥:	Yens

EURO:	European Currency Units

SDR:	Special Drawing Rights

£:	Pounds

BRL:	Brazilian Reals

h)	EXPENSES INCURRED (amounts stated in millions of Argentine pesos, restated as described in Note 2.2.)

	December 31, 2005					December 31, 2004	December 31, 2003
Account	Operating expenses	Administrative expenses	Selling expenses	Other expenses, net	Total	Total	Total
Salaries, social security taxes and other payroll expenses	333	62	61	—	456	401	354
Fixed assets depreciation	941	104	18	—	1,063	1,126	1,283
Fees and payments for services	380	159	70	—	609	518	464
Advertising	—	—	75	—	75	63	35
Directors’ and statutory auditors’ fees	—	5	—	—	5	6	4
Insurance	—	13	—	—	13	12	13
Material consumption and other expenditures	49	8	9	—	66	71	58
Management fee	67	8	—	—	75	68	86
Transportation	23	—	2	—	25	17	12
Taxes, charges and contributions (3)	44	1	155	—	200	182	153
Rentals	25	3	1	—	29	38	47
Commissions	—	—	25	—	25	22	22
Charges for doubtful accounts	—	—	81	—	81	62	64
Recovery of doubtful accounts (2)	—	—	(75)	—	(75)	(105)	(79)
Amortization of intangible assets (1)	5	—	—	—	5	5	5
Employee terminations	—	—	—	13	13	37	42
Tax on checking account debits and credits	—	32	—	—	32	32	29
Other	—	—	—	51	51	93	26

Total as of December 31, 2005	1,867	395	422	64	2,748

Total as of December 31, 2004	1,888	324	306	130		2,647

Total as of December 31, 2003	1,946	340	264	68			2,617

(1)	In 2005, 2004 and 2003, not including 8 million, 9 million and 16 million, respectively, corresponding to amortization of deferred expenses, which are disclosed under “Other Holding and financial income/(loss) on liabilities” in the income statements.

(2)	In 2005 and 2004, includes 14 million and 20 million corresponding to collections from customers written off as of December 31, 2004 and 2003, respectively.

(3)	In 2005, 2004 and 2003 includes 132,122 and 106 million of turnover tax.